Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-168701

Talecris Biotherapeutics Holdings Corp.
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
MERGER PROPOSAL

To the Stockholders of Talecris Biotherapeutics Holdings Corp.:

You are cordially invited to attend the special meeting of the stockholders of Talecris Biotherapeutics Holdings Corp., which will be held at 3:30 p.m., local time, on February 14, 2011, at Research Triangle Park Marriott, located at 4700 Guardian Drive, Durham, North Carolina 27703.

At the special meeting of stockholders, you will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 6, 2010, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 4, 2010 among Talecris, Grifols, S.A. and Grifols Inc., which is a wholly owned subsidiary of Grifols, S.A. If the merger agreement is adopted and the transactions contemplated by the merger agreement are consummated, you will have the right to receive, for each share of Talecris common stock you hold at the time of the transaction, a combination of (1) $19.00 in cash and (2) subject to adjustment under limited circumstances, 0.6485 (or 0.641 for our directors and our largest stockholder) of a share of a newly created class of non-voting (Class B) ordinary shares of Grifols, S.A., which are referred to as the Grifols non-voting shares. The Grifols non-voting shares will have substantially similar dividend and other economic rights as the existing Grifols ordinary shares but will differ from the existing Grifols ordinary shares in some important respects as set forth in the section of this joint proxy statement/prospectus entitled “Description of Grifols’ Share Capital — Grifols Non-Voting Shares (Class B Shares).”

Talecris and Grifols expect that the Grifols non-voting shares will be traded on NASDAQ in the form of American Depositary Shares, evidenced by American Depositary Receipts. Such American Depositary Shares are referred to as the Grifols new ADSs. Grifols and Talecris expect that each Grifols new ADS will represent one-half (0.5) of one Grifols non-voting share. Grifols does not currently have any issued and outstanding non-voting shares or ADSs representing non-voting shares, and accordingly, there is no current trading in such non-voting shares or ADSs. There is no assurance that a market for the Grifols non-voting shares or for the Grifols new ADSs will develop or that the trading value or liquidity of those securities will be equivalent or similar to the trading value or liquidity of the existing Grifols ordinary shares or the existing ADSs of Grifols.

The Grifols ordinary shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, which are referred to collectively as the Spanish Stock Exchanges, and quoted on the Automated Quotation System of the Spanish Stock Exchanges under the symbol “GRF.” Talecris common stock trades on NASDAQ under the symbol “TLCR.” On January 6, 2011, the last practicable date prior to the date of this document, the closing price per Grifols ordinary share on the Spanish Stock Exchanges was €10.24 ($13.34 based on the closing spot rate as published by Bloomberg at 5:00 EST on January 6, 2011) and the closing price per Talecris common stock on NASDAQ was $22.95. Prior to making any decision with respect to the transaction, you should obtain current stock price quotations for both Grifols ordinary shares and shares of Talecris common stock, and carefully consider the U.S. dollar/euro exchange rate and the differences between holding the Grifols ordinary shares and holding the Grifols non-voting shares.

After careful consideration and upon the recommendation of a special committee of the Talecris Board of Directors composed solely of directors independent of both Talecris and Talecris Holdings, LLC (Talecris’ largest stockholder), the Talecris Board of Directors unanimously approved the merger agreement and determined that entry into the merger agreement is advisable and in the best interests of Talecris and its stockholders. The Talecris Board of Directors recommends that Talecris stockholders vote “FOR” the adoption of the merger agreement.

In connection with the merger agreement, Talecris Holdings, LLC, which held as of January 11, 2011 approximately 49% of the outstanding Talecris common stock, has entered into a voting agreement with Grifols. Talecris Holdings is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings, LLC. Under the voting agreement, unless the Talecris Board of Directors changes its recommendation that Talecris stockholders vote “FOR” the adoption of the merger agreement in response to specified matters as further described in the attached joint proxy statement/prospectus, Talecris Holdings has agreed, with two exceptions, to vote all of its Talecris common stock (1) for the adoption of the merger agreement and (2) against any action that would compete with or impede the transaction.

We cannot complete the transaction unless the merger agreement is adopted by the affirmative vote of holders of a majority of the outstanding shares of Talecris common stock (and the other conditions to the closing of the transaction have been satisfied). Only stockholders who owned shares of Talecris common stock at the close of business on January 11, 2011 will be entitled to vote at the special meeting. Whether or not you plan to be present at the special meeting, please complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card. If you hold your shares in “street name,” you should instruct your broker how to vote your shares in accordance with your voting instruction form. If you are a stockholder of record, voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the special meeting. Because approval requires the affirmative vote of a majority of the shares outstanding, a Talecris stockholder’s failure to vote or an abstention will have the same effect as a vote “against” the adoption of the merger agreement.

This joint proxy statement/prospectus provides you with information about the merger agreement, the proposed transaction and the special meeting of Talecris stockholders. We encourage you to read carefully this joint proxy statement/prospectus before voting, including the section in this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 46.

On behalf of Talecris’ Board of Directors, I thank you for your support and appreciate your consideration of this matter.

Very truly yours,

Lawrence D. Stern
Chairman of the Board of Directors and Chief Executive Officer

January 14, 2011

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the transaction described in this joint proxy statement/prospectus or the Grifols non-voting shares underlying the Grifols new ADSs to be delivered pursuant to the merger agreement, or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where such an offer or solicitation would be illegal.

The date of this joint proxy statement/prospectus is January 14, 2011 and is first being mailed to Talecris stockholders on or about January 14, 2011.

Talecris Biotherapeutics Holdings Corp.
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 14, 2011

We will hold a special meeting of stockholders of Talecris Biotherapeutics Holdings Corp. at Research Triangle Park Marriott, located at 4700 Guardian Drive, Durham, North Carolina 27703, on February 14, 2011, at 3:30 p.m., local time, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 6, 2010, among Grifols, S.A., Grifols Inc., and Talecris Biotherapeutics Holdings Corp., as it may be amended or supplemented from time to time, a copy of which is attached as Annex A (with Amendment No. 1 as Annex B) to the joint proxy statement/prospectus accompanying this notice, including the reincorporation merger and the Talecris-Grifols merger contemplated by the merger agreement (each, as described in the joint proxy statement/prospectus accompanying this notice); and

2. To approve the adjournment of the meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the meeting.

Please refer to the accompanying joint proxy statement/prospectus with respect to the business to be transacted at the meeting. After careful consideration, and upon the recommendation of a special committee of the Talecris Board of Directors composed solely of directors independent of both Talecris and Talecris Holdings, LLC (Talecris’ largest stockholder), the Talecris Board of Directors unanimously approved the merger agreement and determined that entry into the merger agreement is advisable and in the best interests of Talecris and its stockholders. The Talecris Board of Directors recommends that Talecris stockholders vote “FOR” the adoption of the merger agreement. In addition, the Talecris Board of Directors recommends that you vote “FOR” the adjournment of the meeting, if necessary, to permit further solicitation of proxies for the adoption of the merger agreement.

The close of business on January 11, 2011 is the “record date” that will determine the Talecris stockholders who are entitled to receive notice of and to vote at the meeting, or at any adjournment or postponement of the meeting. A list of Talecris stockholders eligible to vote at the Talecris special meeting will be available for inspection at the Talecris special meeting and at the executive offices of Talecris during regular business hours for a period of no less than ten days prior to the Talecris special meeting.

The merger agreement provides you with the ability to dissent from the transaction and seek appraisal of your shares of Talecris common stock. In order to seek appraisal, you must comply with the requirements of Delaware law described in the section entitled “The Transaction — Appraisal or Dissenter’s Rights” beginning on page 135.

Only holders of record of Talecris common stock at the close of business on the record date are entitled to vote at the meeting, provided that such shares remain outstanding on the date of the meeting. Adoption of the merger agreement by Talecris stockholders is a condition to the transaction and requires the affirmative vote of holders of a majority of the outstanding shares of Talecris common stock entitled to vote on the proposal.

By order of the Board of Directors,

John F. Gaither, Jr.
Secretary

Research Triangle Park, North Carolina
January 14, 2011

WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENCLOSED ENVELOPE, OR AUTHORIZE THE INDIVIDUALS NAMED ON YOUR PROXY CARD TO VOTE YOUR SHARES BY CALLING THE TOLL-FREE TELEPHONE NUMBER OR BY USING THE INTERNET AS DESCRIBED IN THE INSTRUCTIONS INCLUDED WITH YOUR PROXY CARD. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished to you by such record holder.

The accompanying joint proxy statement/prospectus provides a detailed description of the merger agreement, the transaction and the other matters to be considered at the meeting. We urge you to read the accompanying joint proxy statement/prospectus and its annexes carefully and in their entirety. If you have any questions concerning the transaction, the other meeting matters or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares, please contact:

Talecris Biotherapeutics Holdings Corp.
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Attn.: Investor Relations
Tel.: (919) 316-2300
Email: investor.relations@talecris.com

Important Notice Regarding the Availability of Proxy Materials for Talecris Special Meeting of Stockholders to Be Held on February 14, 2011: The accompanying joint proxy statement/prospectus is available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=16267.

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Page

Information About Talecris	267
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris	292
Quantitative and Qualitative Disclosures about Market Risk for Talecris	350
Certain Relationships and Related Party Transactions of Talecris	352
Security Ownership of Certain Beneficial Holders and Management of Talecris	356
Comparison of Your Rights as a Holder of Talecris Common Shares and Your Rights as a Potential Holder of Grifols Non-Voting Shares and Grifols New ADSs	358
Description of Grifols’ Share Capital	375
Description of Grifols’ American Depositary Shares	383
Material U.S. Federal Income Tax Considerations	393
Material Spanish Tax Considerations	397
Exchange Controls and Limitations Affecting Grifols’ Shareholders	400
Additional Information	401
Submission of Future Talecris Stockholder Proposals	401
Legal Experts	401
Experts	401
Enforceability of Civil Liabilities Under U.S. Securities Laws	402
Where You Can Find More Information	403
Index to Consolidated Financial Statements of Grifols	F-1
Index to Consolidated Financial Statements of Talecris	F-113

Annex A — Agreement and Plan of Merger	A-A1
Annex B — Amendment No. 1 to the Agreement and Plan of Merger	A-B1
Annex C — Opinion of Citigroup Global Markets Inc.	A-C1
Annex D — Form of Grifols Voting Agreement	A-D1
Annex E — Talecris Voting Agreement	A-E1
Annex F — Form of Parent ByLaw Amendments	A-F1
Annex G — Lock-up Agreement	A-G1
Annex H — Form of Reincorporation Plan of Merger	A-H1
Annex I — Articles of Incorporation of Stream Merger Sub, Inc.	A-I1
Annex J — Bylaws of Stream Merger Sub, Inc.	A-J1
Annex K — Form of Plan of Merger	A-K1
Annex L — Section 262 of the Delaware General Corporation Law	A-L1
Annex M — Appraisal Indemnity Agreement	A-M1

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form F-4 filed with the SEC by Grifols (File No. 333-168701), constitutes a prospectus of Grifols under Section 5 of the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of non-voting (Class B) ordinary shares of Grifols, which are referred to as the Grifols non-voting shares, underlying the American Depositary Shares representing the Grifols non-voting shares, which are referred to as Grifols new ADSs, and to be delivered to Talecris stockholders pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, with respect to the special meeting of Talecris stockholders, at which Talecris stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement.

CURRENCIES

In this joint proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•	‘‘$” and “U.S. dollar” each refer to the U.S. dollar; and

•	‘‘€” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999.

TRADEMARKS AND SERVICE MARKS

Grifols and Talecris own or have the rights to various trademarks and trade names that they use in conjunction with the operation of their businesses including, but not limited to, Grifols, Flebogamma, Alphanate, Talecris, Gamunex and Prolastin. Q-Coagulometer is a registered design mark of Grifols. Grifols and Talecris pursue registration of their important service marks and trademarks and vigorously oppose any infringement upon them. In this joint proxy statement/prospectus, we also refer to product names, trademarks, trade names and service marks that are the property of other companies. Each of the trademarks, trade names or service marks of other companies appearing in this joint proxy statement/prospectus belongs to its owner. The use or display of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by either Grifols or Talecris of, the product, trademark, trade name or service mark owner, unless we otherwise expressly indicate.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING OF TALECRIS
STOCKHOLDERS AND THE TRANSACTION

The following are some questions that you, as a stockholder of Talecris, may have regarding the special meeting of Talecris stockholders, which is referred to as the Talecris special meeting, and the transaction, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see the section entitled “The Talecris Special Meeting” beginning on page 100. Talecris and Grifols urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the proposed transaction and the other matters being considered at the Talecris special meeting. Additional important information is also contained in the annexes to this document. Unless stated otherwise, all references in this document to Grifols are to Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain, and its consolidated subsidiaries; all references to Talecris are to Talecris Biotherapeutics Holdings Corp., a Delaware corporation, and its consolidated subsidiaries; all references to Stream Merger Sub are to Stream Merger Sub, Inc., a Virginia corporation and a wholly owned subsidiary of Talecris; all references to the combined company are to Grifols, with Talecris as a wholly owned subsidiary following completion of the transaction; all references to the merger agreement are to the Agreement and Plan of Merger, dated as of June 6, 2010, by and among Talecris Biotherapeutics Holdings Corp., Grifols, S.A. and Grifols Inc., a copy of which is attached as Annex A to this joint proxy statement/prospectus, as amended by Amendment No. 1, dated November 4, 2010, a copy of which is attached as Annex B to this joint proxy statement/prospectus. All references to the transaction are to the reincorporation merger and the Talecris-Grifols merger contemplated by the merger agreement.

Q:	When and where will the Talecris special meeting be held?

A.	The Talecris special meeting will take place at Research Triangle Park Marriott, located at 4700 Guardian Drive, Durham, North Carolina 27703, on February 14, 2011, at 3:30 p.m., local time.

Q:	Who can attend and vote at the Talecris special meeting?

A:	Only holders of record of Talecris common stock at the close of business on the record date, January 11, 2011, are entitled to notice of and to vote at the Talecris special meeting. As of the record date, there were 125,699,324 shares of Talecris common stock outstanding and entitled to vote at the Talecris special meeting, held by 45 holders of record. Each holder of Talecris common stock is entitled to one vote for each share of Talecris common stock owned as of the record date.

Q:	What are Talecris stockholders voting to approve and why is this approval necessary?

A:	Talecris stockholders are voting on a proposal to adopt the merger agreement (including the reincorporation merger and the Talecris-Grifols merger contemplated by the merger agreement). Talecris stockholder adoption of the merger agreement is required by Delaware law and is a condition to the completion of the transaction. Talecris stockholders are also voting on a proposal to adjourn the Talecris special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Talecris special meeting in favor of the proposal to adopt the merger agreement. The approval by Talecris stockholders of this proposal, which is referred to as the Talecris meeting adjournment proposal, is not a condition to the completion of the transaction.

Q:	How does the Talecris Board of Directors recommend that Talecris stockholders vote?

A:	After careful consideration, and upon the recommendation of a special committee of the Talecris Board of Directors, which is referred to as the Talecris special committee, composed solely of directors independent of both Talecris and Talecris Holdings (Talecris’ largest stockholder), the Talecris Board of Directors unanimously approved the merger agreement and determined that entry into the merger agreement is advisable and in the best interests of Talecris and its stockholders. Accordingly, the Talecris Board of Directors unanimously recommends that Talecris stockholders vote “FOR” the adoption of the merger agreement and “FOR” the Talecris meeting adjournment proposal.

Q:	What vote of Talecris stockholders is required to adopt the merger agreement and the Talecris meeting adjournment proposal?

A:	In accordance with Delaware law and Talecris’ governing documents, Talecris stockholder adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Talecris common stock entitled to vote on the matter. The approval of the Talecris meeting adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Talecris common stock present in person or represented by proxy at the Talecris special meeting, whether or not a quorum is present.

Q:	Do I have the ability to seek appraisal of my Talecris shares?

A:	The merger agreement provides you with the ability to dissent from the transaction and seek appraisal of your shares in accordance with Section 262 of the Delaware General Corporation Law, which is referred to as the DGCL. If you choose to seek appraisal and comply with applicable requirements under the DGCL, you will forego the merger consideration and instead receive a cash payment equal to the fair value of your shares of Talecris common stock in connection with the transaction. Fair value will be determined by a court following an appraisal proceeding. You will not know the appraised fair value of your shares at the time you must elect whether to seek appraisal. The ultimate amount you receive in an appraisal proceeding may be more or less than, or the same as, the amount you would have received under the merger agreement. A detailed description of the appraisal rights available to you and procedures required to exercise appraisal rights is included in the section entitled “The Transaction — Appraisal or Dissenters’ Rights” beginning on page 135. Due to the complexity of these procedures, the Talecris stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. The full text of Section 262 of the DGCL is attached as Annex L to this joint proxy statement/prospectus.

Q:	What constitutes a quorum?

A:	In accordance with Talecris’ amended and restated bylaws, which are referred to as Talecris’ bylaws, holders of a majority of the shares of stock issued and outstanding and entitled to vote at any meeting of stockholders must be present in person or by proxy in order to hold the special meeting and conduct business. This is called a quorum. Shares of Talecris common stock are counted as present at the special meeting if the holder of such shares (1) is present and votes in person at the special meeting or (2) has properly submitted a proxy card by mail, telephone or Internet. Abstentions will be counted as present for purposes of determining a quorum.

Q:	What should Talecris stockholders do now in order to vote on the proposals being considered at the Talecris special meeting?

A:	Stockholders of record of Talecris as of the record date may submit a proxy in any of the following three ways:

• By Internet, following the instructions to vote online at www.voteproxy.com or the proxy card;

• By telephone, using the telephone number printed on the proxy card; or

• By mail, by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope.

Submitting a proxy means that you give someone else the right to vote your shares in accordance with your instructions. In this way, you ensure that your vote will be counted even if you are unable to attend the Talecris special meeting. If you execute your proxy, but do not include specific instructions on how to vote, the individuals named as proxies will vote your shares as follows:

• “FOR” the adoption of the merger agreement; and

• “FOR” the Talecris meeting adjournment proposal.

If you hold Talecris shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

v

Additionally, you may also vote in person by attending the Talecris special meeting. If you plan to attend the Talecris special meeting and wish to vote in person, you will be given a ballot at the Talecris special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote in person at the Talecris special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the Talecris special meeting. Whether or not you plan to attend the Talecris special meeting, you are encouraged to grant your proxy as described in this joint proxy statement/prospectus.

Q:	Will my vote be kept confidential?

A:	Yes. Talecris has procedures to ensure that, regardless of whether Talecris stockholders vote by Internet, telephone or mail, or in person, all proxies, ballots and voting tabulations that identify Talecris stockholders are kept permanently confidential, except as disclosure may be required by federal or state law or as expressly permitted by a Talecris stockholder.

Q:	What are broker non-votes?

A:	Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial owners at least ten days before the meeting and do not have discretion to vote on a specific matter.

Q:	What will happen if I abstain from voting, fail to vote or do not direct how to vote on my proxy?

A:	The failure of a Talecris stockholder to vote or to instruct his or her broker, bank or nominee to vote if his or her shares are held in “street name” may have a negative effect on the ability of Talecris to obtain the number of votes necessary for approval of the proposals.

An abstention or the failure of a Talecris stockholder to vote or to instruct his or her broker, bank or nominee to vote if his or her shares are held in “street name” will have the same effect as voting against the adoption of the merger agreement. An abstention will have the same effect as a vote against the Talecris meeting adjournment proposal, however a failure to vote or a broker non-vote will have no effect on such proposal. All properly signed proxies that are received prior to the Talecris special meeting and that are not revoked will be voted at the Talecris special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the adoption of the merger agreement and “FOR” the Talecris meeting adjournment proposal.

Q:	Are there risks associated with the transaction that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the transaction, risks related to the combined company if the transaction is completed and risks relating to each of Grifols and Talecris that are discussed in this joint proxy statement/prospectus.

These risks associated with the transaction, with owning the Grifols non-voting shares, and with each of Grifols and Talecris are explained in detail in the section entitled “Risk Factors.”

Q:	When do you currently expect to complete the transaction?

A:	We expect to complete the transaction in the first quarter of 2011. However, Talecris and Grifols cannot assure you when or if the transaction will occur. Talecris and Grifols must first obtain the required approvals of the Talecris stockholders and the Grifols shareholders and the necessary regulatory approvals.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the Talecris special meeting by:

• delivering a signed written notice of revocation to the Secretary of Talecris at:

Talecris Biotherapeutics Holdings Corp. 4101 Research Commons 79 T.W. Alexander Drive Research Triangle Park, North Carolina 27709 Attn.: Secretary

• submitting another proxy bearing a later date (in any of the permitted forms); or

• attending and casting a ballot in person at the Talecris special meeting, although your attendance alone will not revoke your proxy.

If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote.

Q:	Who will count the vote?

A:	Representatives of American Stock Transfer & Trust Company LLC will tabulate the votes and act as the Inspector of Election at the Talecris special meeting.

Q:	What should Talecris stockholders do if they receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	Should Talecris stockholders send in their Talecris stock certificates now?

A:	No. Please DO NOT send your Talecris common stock certificates with your proxy card. After the transaction is completed, Talecris stockholders will be sent written instructions for exchanging their shares of Talecris common stock for the merger consideration.

Q:	Who pays for the cost of proxy preparation and solicitation?

A:	Talecris will pay for the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokers, banks or other nominees for forwarding proxy materials to street name holders.

Talecris may solicit proxies by Internet and mail. Moreover, each of Talecris’ and Grifols’ directors, officers and regular employees may solicit proxies by telephone, facsimile or personally. These individuals will receive no additional compensation for their services other than their regular salaries or fees, if any.

Q:	Who can help answer my questions?

A:	If you have any questions about the transaction or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

Talecris Biotherapeutics Holdings Corp.
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Attn.: Investor Relations
Tel.: (919) 316-2300
Email: investor.relations@talecris.com

SUMMARY

The following summary highlights material information contained in this document. It does not contain all of the information that may be important to you. In particular, you should read the documents attached to this joint proxy statement/prospectus which are made part of this joint proxy statement/prospectus. This summary and the balance of this joint proxy statement/prospectus contain forward-looking statements about events that are not certain to occur as described, or at all, and you should not place undue reliance on those statements. Please carefully read the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” You are urged to read carefully this entire document (including the annexes) and other documents that are referred to in this document in order to fully understand the transactions contemplated by the merger agreement. See the section entitled “Where You Can Find More Information.” Most items in this summary include a page reference directing you to a more complete description of those items. The basis of presentation of financial information of Grifols in this document is in accordance with International Financial Reporting Standards, which is referred to as IFRS, as issued by the International Accounting Standards Board, which is referred to as the IASB, while the basis of presentation of financial information of Talecris is under generally accepted accounting principles in the United States, which is referred to as U.S. GAAP, unless indicated otherwise.

The Companies

Grifols, S.A. (see page 197)

Grifols is a global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products. Grifols also specializes in providing infusion solutions, nutrition products, medical devices and diagnostic instrumentation and reagents for use in hospitals and clinics. Grifols’ products are used by healthcare providers in more than 80 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols has been making and selling plasma derivative products for more than 70 years. Grifols currently has 80 plasma collection centers, all of which are licensed by the United States Food and Drug Administration, which is referred to as the FDA. Grifols is a vertically integrated global producer of plasma derivatives. Grifols’ plasma derivative products are manufactured at its plasma fractionation plants near Barcelona, Spain, which has a fractionation capacity of 2.1 million liters per year, and in Los Angeles, California, which has a fractionation capacity of 2.2 million liters per year.

Grifols currently has approximately 6,000 employees. Grifols has product licenses from the FDA, for the sale in the United States of intravenous immunoglobulin (IVIG), albumin, Factor VIII, Factor IX and PTC, as well as licenses for the sale of these and other products in Europe, Latin America and Asia. These products are intended to treat patients with primary and secondary immunological deficiencies, immune-mediated idiopathic thrombocytopenic purpura (ITP), Guillain Barré syndrome, Kawasaki disease, allogeneic bone marrow transplants, CPI, hemophilia A and B, von Willebrand, traumatic or hemorrhagic shock and severe burns.

The principal executive office of Grifols is located at Avinguda de la Generalitat, 152 Parque Empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain and its telephone number is +34 93 571 0500. The registered office of Grifols is located at c/ Jesús y María, 6, Barcelona, Spain. Grifols’ Internet website is http://www.grifols.com. The information provided on Grifols’ website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference.

Talecris Biotherapeutics Holdings Corp. (see page 267)

Talecris is a biopharmaceutical company that produces plasma-derived protein therapies in the United States and markets them primarily in the United States, Canada and Germany. It was founded and incorporated on March 11, 2005, upon the completion of its acquisition of substantially all of the assets and assumption of specified liabilities of Bayer Plasma Products Business Group, a unit of the Biological Products division of Bayer Healthcare LLC, which is a subsidiary of Bayer AG, in a transaction that was effected by Talecris Holdings.

Talecris researches, develops, manufactures, markets and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies (PI), chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency and related emphysema, bleeding disorders, infectious diseases and severe trauma. Talecris’ primary products have orphan drug designation to serve populations with rare, chronic diseases. Talecris’ products are derived from human plasma, the liquid component of blood, which is sourced from its plasma collection centers or purchased from third parties, with plasma centers located in the United States. Plasma contains many therapeutic proteins, which Talecris extracts through the process of fractionation at its Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for distribution. Talecris also sells the fractionated intermediate products. Talecris’ six key products categories and their indications are given in the table below:

Category	Talecris Key Products	Talecris Indications

IVIG	Gamunex IVIG	U.S., Canada and EU — PI,ITP, CIDP. Canada and EU — Post Bone Marrow Transplant, Pediatric HIV Infection.
EU only — Kawasaki Disease, Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Multiple Myeloma
A1PI	Prolastin-C A1PI Prolastin A1PI	A1PI Deficiency related emphysema
Fraction V (Albumin and PPF)	Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	Plasma expanders, severe trauma, acute liver and kidney failures
Factor VIII	Koate DVI	Hemophilia A
Antithrombin III	Thrombate III	Hereditary antithrombin III deficiency
Hyperimmunes	GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	Hepatitis A, Hepatitis B, Rabies, RH Sensitization, Tetanus

Talecris’ business is supported by an integrated plasma collection center platform, which as of November 1, 2010, consisted of 69 operating plasma collection centers, of which 67 were licensed by the FDA and 2 were not licensed by the FDA. In addition to Talecris’ U.S. operations, Talecris has sales and marketing operations located in Germany and Canada, as well as a team dedicated to the development of international markets.

As of September 30, 2010, Talecris had approximately 5,100 full-time employees, including 307 scientists and support staff working to develop new products, expand the uses of existing products and enhance process technologies. Since October 2009, Talecris has been listed on the NASDAQ Global Select Market under the symbol “TLCR.”

The principal executive office of Talecris is located at 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, NC 27709 and its telephone number is (919) 316-2300. Talecris’ Internet website is http://www.talecris.com. The information provided on Talecris’ website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference.

The Transaction (see page 104)

Talecris will become a wholly owned subsidiary of Grifols under the terms and conditions set forth in the merger agreement, which is described in this joint proxy statement/prospectus. Specifically, pursuant to the merger agreement, (1) Talecris will merge into Stream Merger Sub, a wholly owned subsidiary of Talecris incorporated in Virginia, with Stream Merger Sub continuing as the surviving corporation, after which (2) Grifols Inc., a wholly owned subsidiary of Grifols, will merge into Stream Merger Sub, with Stream Merger Sub continuing as the surviving corporation and a wholly owned subsidiary of Grifols. The merger described in clause (1) is referred to as the reincorporation merger and the merger described in clause (2) is referred to as the Talecris-Grifols merger. The reincorporation merger and the Talecris-Grifols merger are referred to collectively as the transaction. The merger agreement is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully in its entirety because it is the legal agreement that governs the transaction. Grifols and Talecris currently expect that the transaction will be completed in the first quarter of 2011. However, Talecris and Grifols cannot assure you when or if the transaction will occur.

Merger Consideration (see page 143)

Upon completion of the transaction, you will have the right to receive, for each share of Talecris common stock held at the time of the transaction, a combination of (1) $19.00 in cash and (2) subject to adjustment under limited circumstances, 0.6485 of a share of the Grifols non-voting shares, nominal value €0.10 each. The consideration described in the preceding sentence is referred to in this document as the general merger consideration. Pursuant to a settlement agreement reached in connection with the litigation described in the section entitled “The Transaction — Litigation Related to the Transaction,” Talecris Holdings, LLC and the directors of Talecris, who are referred to as the Talecris specified affiliated stockholders, have agreed to forgo additional merger consideration offered to other Talecris stockholders and upon completion of the transaction, the Talecris specified affiliated stockholders will receive the original merger consideration of a combination of (1) $19.00 in cash and (2) subject to adjustment under limited circumstances 0.641 of a share of the Grifols non-voting shares. The consideration described in the preceding sentence is referred to in this document as the original merger consideration or the Talecris specified affiliated stockholder merger consideration. Throughout this document, the term merger consideration refers to the general merger consideration where the recipient or affected person is not a Talecris specified affiliated stockholder, and means the original merger consideration or Talecris specified affiliated stockholder merger consideration where the recipient or affected person is a Talecris specified affiliated stockholder.

Talecris and Grifols expect that the Grifols non-voting shares will be traded on NASDAQ in the form of Grifols new ADSs, evidenced by American Depositary Receipts, which are referred to as ADRs, and each Grifols new ADS will represent one-half (0.5) of one Grifols non-voting share. The consideration to be paid to the Talecris stockholders by Grifols is referred to as the merger consideration. The transaction will have no effect on the number of Grifols ordinary shares owned by existing Grifols shareholders.

Grifols will not deliver fractional Grifols non-voting shares in the transaction. As a result, a Talecris stockholder will receive cash for any fractional Grifols non-voting shares that such stockholder would otherwise be entitled to receive in the transaction. For a full description of the treatment of fractional shares, see the section entitled “The Merger Agreement — Merger Consideration” beginning on page 143. Because at the time of the transaction there will be no trading in the Grifols non-voting shares or Grifols new ADSs, the cash in lieu of fractional Grifols non-voting shares will be calculated on the basis of the stock price of Grifols ordinary shares and not of Grifols non-voting shares.

Other than possible adjustments described in the next paragraph below, the exchange ratio of 0.6485 of a Grifols non-voting share is fixed, which means that it will not change between now and the date of the transaction, including as a result of a change in the trading price of Talecris common stock. The U.S. dollar value of the Grifols non-voting shares received by Talecris stockholders in the transaction will depend on the market price of the Grifols non-voting shares and the prevailing U.S. dollar/euro exchange rate at and after the time the transaction is completed.

In the event that the total number of the Grifols non-voting shares to be issued and delivered or deliverable as the stock portion of the original merger consideration (calculated based on the 0.641 exchange ratio contemplated by the original merger consideration) in the Talecris-Grifols merger exceeds 86.5 million Grifols non-voting shares, or in the event that the total number of the Grifols non-voting shares to be issued and delivered or deliverable as the stock portion of the additional merger consideration (calculated based on the 0.0075 exchange ratio in the additional merger consideration) in the Talecris-Grifols merger exceeds 500,000 Grifols non-voting shares, the exchange ratios will be appropriately adjusted so that the applicable stock portion of the merger consideration will be reduced to the minimum extent necessary so that the number of the Grifols non-voting shares to be issued and delivered or deliverable as a result of the transaction will equal no more than these 86.5 million and 500,000 Grifols non-voting share limits. If the number of shares of common stock of Talecris or the number of equity securities of Grifols changes before the transaction is completed because of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the stock portion of the merger consideration and the 86.5 million and 500,000 Grifols non-voting share limits specified above will be appropriately adjusted to reflect such action.

At the time of the execution of the merger agreement, the number of the Grifols non-voting shares expected to be outstanding at the time the Talecris-Grifols merger becomes effective would require the delivery of fewer than the 86.5 million and 500,000 Grifols non-voting share limits specified above. Accordingly, Talecris and Grifols currently do not anticipate that any adjustment to the exchange ratio will be required. A vote by Talecris stockholders for the adoption of the merger agreement constitutes approval of the transaction whether or not the exchange ratio is adjusted as described above.

Treatment of Talecris Stock Options, Talecris Restricted Stock and Other Talecris Stock-Based Awards (see page 145)

When used in reference to options, restricted stock or other awards held by Talecris directors, references to the merger consideration mean the Talecris specified affiliated stockholder merger consideration.

Stock Options

Upon completion of the transaction, each then-outstanding and unexercised option to acquire Talecris common stock granted under a Talecris stock plan, whether vested or unvested, will be deemed subject to a cashless exercise, assuming a value per share of Talecris common stock equal to the per share value of the merger consideration. Because at the time of the transaction there will be no trading in the Grifols non-voting shares or Grifols new ADSs, the “per share value of the merger consideration” will be calculated on the basis of the stock price of the Grifols ordinary shares and not of the Grifols non-voting shares and is equal to the sum of (1) $19.00, plus (2) the deemed market value of the stock portion of the merger consideration (determined based on volume weighted average of all of the daily volume weighted average prices of the Grifols ordinary shares calculated for each of the 20 consecutive trading days ending on the second full trading day prior to the effective time of the Talecris-Grifols merger, as such volume weighted average prices are calculated on the VAP screen on the Bloomberg Professionaltm Service and shown as VWAP for each such daily period or, if not calculated by such service, another authoritative source). The net number of shares of Talecris common stock (which at such time will have been converted into Stream Merger Sub common stock pursuant to the reincorporation merger) deemed issued in connection with the deemed cashless exercise of each option will be converted into the right to receive, without interest and less any applicable tax to be withheld, the per share merger consideration (i.e., cash and non-voting shares) payable with respect to the Talecris common stock.

Restricted Stock

Upon completion of the transaction, each share of Talecris restricted stock will be converted into the right to receive, without interest and less any applicable tax to be withheld, the per share merger consideration payable with respect to the Talecris common stock.

Other Stock-Based Awards

Upon completion of the transaction, other than as described in the next sentence, each outstanding incentive award to receive Talecris common stock (or an amount measured by reference to the value of a number of shares of Talecris common stock), including Talecris restricted stock units, which is referred to as Talecris RSUs, and Talecris performance shares, but excluding options to purchase shares of Talecris common stock and shares of restricted Talecris common stock, each of which such incentive awards is referred to as a Talecris stock-based award, will be vested and cancelled and converted into the right to receive, without interest and less any applicable tax to be withheld, for each share of Talecris common stock underlying or subject to such Talecris stock-based award (based on a deemed achievement of performance conditions at target level, if applicable), the per share merger consideration payable with respect to the Talecris common stock. However, each outstanding Talecris stock-based award that is a Talecris RSU denominated in shares of Talecris common stock and that is held by an individual who was granted 100 or fewer Talecris RSUs at the time of Talecris’ initial public offering will be vested and cancelled and converted into the right of the individual to receive the per share value of the merger consideration (see the section entitled “— Stock Options”) in cash within five business days of the completion of the transaction.

Grifols Non-Voting Shares (Class B Shares) (see page 379)

Pursuant to the merger agreement, Grifols will deliver to the Talecris stockholders Grifols non-voting shares that will entitle the holders of such shares to substantially similar dividend and other economic rights as the existing Grifols ordinary shares but will differ from the existing Grifols ordinary shares in the following important respects:

•	Voting Rights: Holders of the Grifols non-voting shares generally will not have voting rights, except with respect to certain extraordinary matters.

•	Preferred Dividend: Each Grifols non-voting share will entitle its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year that such share is outstanding equal to €0.01 per Grifols non-voting share. In addition to any preferred dividend, each Grifols non-voting share will be entitled to receive the same dividend and other distributions as one Grifols ordinary share.

•	Redemption Rights: Each holder of Grifols non-voting shares will have redemption rights with respect to such shares, in connection with certain tender offers launched and settled for all or part of the share capital of Grifols, subject to the terms and exceptions as set forth in the section entitled “Description of Grifols’ Share Capital — Grifols Non-Voting Shares (Class B Shares) — Redemption Rights.”

•	Liquidation Rights: Each Grifols non-voting share will entitle its holder to receive, upon the winding-up and liquidation of Grifols, an amount equal to the sum of (i) the nominal value of such Grifols non-voting share, and (ii) the share premium paid up for such Grifols non-voting share when it was subscribed for. Each Grifols non-voting share entitles its holder to receive, in addition to the liquidation amount, the same liquidation amount that is paid to each Grifols ordinary share. Grifols will pay the liquidation amount to the holders of the Grifols non-voting shares before any amount on account of liquidation is paid to the holders Grifols ordinary shares.

•	Subscription Rights: The preferential subscription right and the free allotment right of the Grifols non-voting shares will only be for new Grifols non-voting shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Grifols non-voting shares, in those capital increases or issuances which meet the following three requirements (i) the issuance of Grifols ordinary shares and the Grifols non-voting shares is in the same proportion of the share capital of Grifols as they represent at the time the resolution on the capital increase is passed; (ii) grants preferential subscription rights or free allotment rights, as applicable, to the Grifols non-voting shares for the Grifols non-voting shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Grifols ordinary shares for the Grifols ordinary shares; and (iii) no other shares or securities are issued.

For a more detailed discussion of the rights of holders of the Grifols non-voting shares please see the section entitled “Description of Grifols’ Share Capital — Grifols Non-Voting Shares (Class B Shares).”

As of the date of this joint proxy statement/prospectus, Grifols does not have any issued and outstanding Grifols non-voting shares or Grifols new ADSs, and accordingly, there is no current trading in the Grifols non-voting shares or Grifols new ADSs. Talecris and Grifols expect that the Grifols non-voting shares will be traded on NASDAQ in the form of American Depositary Shares, evidenced by ADRs, and each Grifols new ADS will represent one-half (0.5) of one Grifols non-voting share. Certain information in this joint proxy statement/prospectus assumes that the trading value of the Grifols non-voting shares in the past was, and in the future will be, equivalent to the trading value of the Grifols ordinary shares. Currently there is no market for the Grifols non-voting shares or Grifols new ADSs. There is no assurance that a market for the Grifols non-voting shares or for Grifols new ADSs will develop nor that the trading value or liquidity of those securities will be equivalent or similar to the trading value or liquidity of the Grifols ordinary shares or the existing ADSs of Grifols. Talecris stockholders should consider that the Grifols non-voting shares may trade at a significant discount relative to the Grifols ordinary shares due to the possibility of less liquidity, their lack of voting rights, or other factors.

To allow investors in the United States to more easily invest in, hold and trade interests in the Grifols non-voting shares to be issued and delivered as part of the merger consideration, the Grifols non-voting shares will be traded as ADSs. An ADS is an ownership interest in the securities of a non-U.S. company deposited at a custodian bank. To allow the trading of the Grifols non-voting shares as ADSs, Grifols will (i) establish a new American Depositary Share facility with respect to the Grifols non-voting shares, (ii) register the Grifols non-voting shares to be delivered in the Talecris-Grifols merger in the name of the depositary and (iii) deliver such Grifols non-voting shares to the depositary. The depositary will then issue Grifols new ADSs, representing the underlying Grifols non-voting shares. Following such actions, immediately prior to the effective time of the Talecris-Grifols merger, the depository will deposit ADRs evidencing the Grifols new ADSs with the exchange agent appointed pursuant to the merger agreement, which will hold the ADRs and the cash deposited by Grifols (including cash in lieu of fractional Grifols non-voting shares) for the benefit of the former Talecris stockholders.

Talecris and Grifols expect that Grifols new ADSs will be traded on NASDAQ. Talecris and Grifols expect that each Grifols new ADS will represent one-half (0.5) of one Grifols non-voting share. Since the Grifols new ADSs represent an interest in the Grifols non-voting shares, Grifols new ADSs will carry substantially the same rights as the Grifols non-voting shares; however, the Grifols new ADSs also are subject to the terms of the contract between Grifols and the depositary bank.

Upon surrender of a Grifols new ADS at the depositary’s office and upon payment of the charges provided for in the deposit agreement and subject to the terms thereof, Grifols new ADS holders are entitled to delivery, at the depositary’s office or at the office of the custodian, of the deposited shares and any other documents of title at the time represented by the surrendered Grifols new ADSs. The forwarding of share certificates and other documents of title for such delivery at the depositary’s office will be at the risk and expense of the Grifols new ADS holder.

Grifols ordinary shares are also currently traded in the United States in the form of ADSs and evidenced by ADRs pursuant to a Level 1 ADR Program that has been in place in the United States since May 2009.

For a description of the material terms of the Grifols non-voting shares and of the terms of the contract between Grifols and the depositary bank, see the sections entitled “Description of Grifols’ Share Capital — Grifols Non-Voting Shares (Class B shares)” and “Description of Grifols’ American Depositary Shares” beginning on pages 379 and 383.

Talecris’ Reasons for the Transaction; Recommendation of the Talecris Board of Directors (see page 109)

After careful consideration, and upon the recommendation of a special committee of the Talecris Board of Directors composed solely of directors independent of both Talecris and Talecris Holdings (Talecris’ largest stockholder), the Talecris Board of Directors unanimously approved the merger agreement and determined that entry into the merger agreement is advisable and in the best interests of Talecris and its stockholders. The Talecris Board of Directors recommends that Talecris stockholders vote “FOR” the adoption of the merger agreement.

For the factors considered by the Talecris Board of Directors in reaching its decision to approve the merger agreement, see the section entitled “The Transaction — Talecris’ Reasons for the Transaction; Recommendation of the Talecris Board of Directors” beginning on page 109.

In addition, the Talecris Board of Directors recommends that Talecris stockholders vote “FOR” the Talecris meeting adjournment proposal.

Talecris Holdings, which as of January 11, 2011, held approximately 49% of the outstanding Talecris common stock, has entered into the voting agreement with Grifols. See the section entitled “The Voting Agreements — The Talecris Voting Agreement.”

Opinion of Citigroup Global Markets Inc. (see page 115)

In connection with the transaction, Talecris retained Citigroup Global Markets Inc., which is referred to as Citi, to render an opinion to the Talecris Board of Directors with respect to the original merger consideration from a financial point of view. On June 6, 2010, at a meeting of the Talecris Board of Directors held to evaluate the transaction, the Talecris Board of Directors received a written opinion, dated June 6, 2010, from Citi as to the fairness, from a financial point of view and as of the date of such opinion, of the original merger consideration then proposed to be received in the transaction by holders of Talecris common stock. The full text of Citi’s written opinion, which is attached to this joint proxy statement/prospectus as Annex C, sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken. The summary of Citi’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion. Citi’s opinion was provided for the information of the Talecris Board of Directors (in its capacity as such) in its evaluation of the original merger consideration from a financial point of view and Citi expressed no view as to, and its opinion did not address, any other aspects or implications of the transaction or the underlying business decision of Talecris to effect the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for Talecris or the effect of any other transaction in which Talecris might engage. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed transaction.

Citi’s opinion speaks as of the date rendered and, as such, addressed only the fairness, from a financial point of view, of the consideration to be received in the transaction by holders of Talecris common stock as originally proposed pursuant to the merger agreement as entered into on June 6, 2010. Citi’s opinion does not address any changes to the consideration after the date of its opinion, as a result of litigation settlement or otherwise, nor does it address the relative fairness of the different consideration to be received by the Talecris specified affiliated stockholders and non-affiliated stockholders pursuant to the merger agreement as amended.

Grifols’ Reasons for the Transaction (see page 132)

At a meeting held on June 6, 2010, the Grifols Board of Directors unanimously approved the merger agreement and the transaction and determined that the merger agreement and the transaction are advisable and in the best interests of Grifols and its stockholders. In the course of reaching its recommendation, the Grifols Board of Directors consulted with senior management and Grifols’ legal and financial advisors and considered various factors, including those set forth in the section entitled “The Transaction — Grifols’ Reasons for the Transaction” beginning on page 132.

Interests of Talecris’ and Grifols’ Directors and Executive Officers in the Transaction (see pages 127 and 134)

In considering the recommendation of the Talecris Board of Directors with respect to the merger agreement, Talecris stockholders should be aware that Talecris’ directors and executive officers may have financial interests in the transaction that are different from, or in addition to, the interests of the Talecris stockholders generally. The members of Talecris’ Board of Directors and the Talecris special committee were aware of these interests, and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transaction, and in recommending to Talecris stockholders that the merger agreement be adopted.

With respect to Talecris’ directors and executive officers, these interests include accelerated vesting and/or cash-out of Talecris options, Talecris restricted stock and Talecris stock-based awards; enhanced severance protection and/or benefit entitlements upon a qualifying termination of employment under an applicable employment agreement or severance plan; short-term incentives for the year in which the closing occurs at not less than the target level, subject to continued employment through the payment date, to the extent that the closing occurs prior to payment of such bonuses; and rights to continued indemnification and directors’ and officers’ liability insurance to be provided by Stream Merger Sub, as the surviving corporation in the transaction, to current and former directors, officers and employees of Talecris and its subsidiaries for acts or omissions occurring before the transaction.

Certain of Grifols’ directors and officers own Grifols ordinary shares. Except for the interests inherent in the ownership of Grifols ordinary shares, Grifols’ directors and officers do not have any material interests that arise as a result of the transaction. In addition, each of Grifols’ current directors will continue to serve as directors of Grifols upon completion of the transaction. Pursuant to the merger agreement, Grifols will appoint to the Grifols Board of Directors two individuals who are designated by Talecris (however, in the event that either of such individuals ceases to hold office prior to the expiration of his or her term, Talecris will not have the right to designate his or her replacement). Talecris has designated Steven F. Mayer and W. Brett Ingersoll to be appointed to the Grifols Board of Directors. Messrs. Ingersoll and Mayer will be paid €60,000 annually for their services and will be reimbursed for travel expenses that are incurred in connection with their attendance at board meetings. The appointment of Messrs. Mayer and Ingersoll will be considered at the Grifols general meeting of shareholders. Grifols expects to hold its general meeting of shareholders on January 24, 2011, on first call, or, most likely, on January 25, 2011, on second call. It is expected that Messrs. Mayer and Ingersoll will only accept their positions upon the closing of the transaction, and at such time their appointments will become effective. All current directors will remain on the Grifols Board of Directors.

Board of Directors and Executive Officers of Grifols After the Transaction; Operations Following the Transaction (see page 137)

At the completion of the transaction, the Grifols Board of Directors is expected to be composed of ten members, including two individuals who are designated by Talecris. Talecris has designated Steven F. Mayer and W. Brett Ingersoll to be appointed to the Grifols Board of Directors. The appointment of Messrs. Mayer and Ingersoll will be considered at the Grifols general meeting of shareholders. Grifols expects to hold its general meeting of shareholders on January 24, 2011, on first call, or, most likely, on January 25, 2011, on second call. It is expected that Messrs. Mayer and Ingersoll will only accept their positions upon the closing of the transaction, and at such time their appointments will become effective. In the event that either of Messrs. Mayer and Ingersoll ceases to hold office prior to the expiration of his or her term, Talecris will not have the right to designate his or her replacement. All current directors will remain on the Grifols Board of Directors.

All executive officers of Grifols will remain in their current positions upon completion of the transaction.

Regulatory Approvals Required for the Talecris-Grifols Merger (see page 137)

Under the terms of the merger agreement, the Talecris-Grifols merger is conditioned upon approval of, or the expiration or termination of an applicable waiting period commenced by making the appropriate filings with, the competition authorities of the United States pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Germany and Spain.

Talecris and Grifols filed notification and report forms with the Federal Trade Commission, which is referred to as the FTC, and the Antitrust Division of the United States Department of Justice, which is referred to as the Antitrust Division, under the HSR Act on July 6, 2010 and July 7, 2010, respectively. Under the HSR Act, the Talecris-Grifols merger may not be completed until the expiration or early termination of a 30-day waiting period following the filing of these notification and report forms by Talecris and Grifols, which waiting period may be extended by either agency by issuance of a request for additional information or documentary material. On August 6, 2010, the FTC issued to Grifols and Talecris a request for additional information and documentary material concerning the Talecris-Grifols merger, thereby extending the waiting period, under the HSR Act. Grifols and Talecris certified their substantial compliance with the FTC’s request for additional information and documentary material on December 22, 2010 and January 3, 2011, respectively. Pursuant to a timing agreement with the FTC staff, we will not close the Talecris-Grifols merger until approximately the end of February, unless early termination is granted by the FTC. Talecris and Grifols continue to cooperate with the FTC in its investigation of the proposed Talecris-Grifols merger.

Pursuant to the Spanish Defense of Competition Law, Talecris and Grifols were required to file a premerger notification with the Spanish National Competition Commission, or the NCC. Talecris and Grifols filed the premerger notification with the NCC on September 10, 2010. The NCC approved the transaction on November 4, 2010. The approval did not impose any conditions on the closing of the transaction or require any commitments from the parties.

Talecris and Grifols filed a premerger notification with the German Federal Cartel Office on July 22, 2010. The transaction was approved by the German Federal Cartel Office on August 23, 2010. The approval did not impose any conditions on the closing of the transaction or require any commitments from the parties.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Talecris-Grifols merger. At any time before or after the Talecris-Grifols merger, the Antitrust Division, the FTC, a state attorney general or a foreign competition authority could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Talecris-Grifols merger or seeking divestiture of substantial businesses or assets of Talecris or Grifols or their subsidiaries. Private parties may also bring legal actions under the antitrust laws under certain circumstances. The parties also derive revenues in other jurisdictions where merger control filings or approvals may be required or advisable in connection with the consummation of the Talecris-Grifols merger. Talecris and Grifols are currently in the process of reviewing where merger control filings or approvals may be required or desirable and Talecris and Grifols have made or will make filings in such jurisdictions.

While Talecris and Grifols believe that they will receive the requisite approvals and clearances for the Talecris-Grifols merger, there can be no assurance that a challenge to the Talecris-Grifols merger on antitrust grounds will not be made or, if a challenge is made, what will be the result of such challenge. Similarly, there can be no assurance that Talecris and Grifols will obtain the regulatory approvals necessary to consummate the Talecris-Grifols merger or that the granting of these approvals will not involve the imposition of conditions to the consummation of the Talecris-Grifols merger or require changes to the terms of the Talecris-Grifols merger. These conditions or changes could result in the conditions to the Talecris-Grifols merger not being satisfied prior to the outside date or at all.

Financing (see page 139)

On November 23, 2010, Grifols entered into a credit and guaranty agreement, which is referred to as the New Credit Facilities, which consists of term loans aggregating $2.5 billion and €440 million, and revolving loan facilities of $50 million, €36.7 million and the $200 million equivalent in multicurrencies, from a syndicate of lenders led by Deutsche Bank Securities Inc., Nomura International plc, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas, HSBC Securities (USA) Inc. and Morgan Stanley Senior Funding, Inc, which are referred to as the arrangers. The financing includes term and revolving facilities. The funds to be provided under the New Credit Facilities together with the proceeds of the senior unsecured notes offering or the bridge loan as contemplated by the financing commitment, as applicable, will be used to pay the cash portion of the merger consideration, refinance certain Grifols and Talecris indebtedness and pay related fees and expenses and for other general corporate purposes. The New Credit Facilities, together with the senior unsecured notes or bridge loans as contemplated by the financing commitment, cover all of the financing required for the transaction, except that Grifols will need to obtain approximately $225 million of funds from a combination of working capital increases between signing of the merger agreement and closing and the sales of accounts receivable and/or sale-leasebacks of assets in order to obtain the full amounts necessary for completion of the transaction. Subsequent to the execution of the merger agreement, Grifols has obtained approximately $80 million from the sale to Deutsche Bank S.A.E. of receivables owed by the Spanish Social Security system. Grifols currently expects to obtain the remaining $145 million mainly through sale/leaseback transactions involving certain of its real properties, the terms of which have not yet been determined.

Upon completion of the transaction, Grifols anticipates that its initial consolidated net debt to EBITDA ratio will reach approximately five times. Grifols expects the combined company to generate significant free cash flow over the near term, which together with expected synergies will enable it to reduce leverage rapidly. Grifols expects a progressive reduction in debt ratios to approximately three times EBITDA by year-end 2012 and below two times by year-end 2014 even as key capital programs are sustained.

The merger agreement has no financing condition; however, if Grifols does not obtain the necessary financing, it is unlikely that the transaction will be completed. See “The Merger Agreement — Termination Fees; Expenses.”

Material U.S. Federal Income Tax Considerations (see page 393)

The Talecris-Grifols merger will be fully taxable to Talecris stockholders for U.S. federal income tax purposes. In general, a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 393) of Talecris common stock who receives the merger consideration pursuant to the Talecris-Grifols merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (1) the sum of the fair market value as of the date of the Talecris-Grifols merger of the Grifols non-voting shares, which will trade in the form of Grifols new ADSs, received and the amount of cash (including cash in lieu of fractional Grifols non-voting shares) received and (2) the U.S. holder’s adjusted tax basis in the shares of Stream Merger Sub common stock received in the reincorporation merger, which is expected to be the U.S. holder’s adjusted tax basis in the U.S. holder’s Talecris common stock exchanged for the Stream Merger Sub common stock in the reincorporation merger.

Tax matters are complicated, and the tax consequences of the transaction to each Talecris stockholder will depend on the facts of each stockholder’s situation. Talecris stockholders are urged to read carefully the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 393 and to consult their own tax advisors for a full understanding of the tax consequences of their participation in the transaction.

Listing of Grifols New ADSs and the Grifols Non-Voting Shares (see page 126), and Delisting and Deregistration of Talecris Common Stock (see page 127)

Grifols will apply to have the Grifols non-voting shares, which will be issued and delivered as part of the merger consideration, listed on NASDAQ in the form of the Grifols new ADSs, as evidenced by ADRs. Pursuant to NASDAQ Listing Rules, as a foreign private issuer Grifols may elect to follow its home country practice in lieu of the corporate governance requirements of the Rule 5600 Series, with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Grifols will elect to follow Spanish practices in lieu of the requirements of the Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Prior to listing, Grifols will disclose on its website each requirement that it does not follow and describe the Spanish practices followed by Grifols in lieu of such requirements. Grifols’ website is http://www.grifols.com. The information provided on Grifols’ website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference.

In addition, Grifols will apply to have the Grifols non-voting shares admitted to listing on the Spanish Stock Exchanges, and quotation on the Automated Quotation System. Approval for these listings, subject to official notice of issuance, is a condition to the completion of the transaction. There is no assurance that a market for the Grifols non-voting shares or for Grifols new ADSs will develop nor that the trading value or liquidity of those securities will be equivalent or similar to the trading value or liquidity of the Grifols ordinary shares or the existing ADSs of Grifols. Talecris stockholders should consider that the Grifols non-voting shares may trade at a significant discount relative to the Grifols ordinary shares due to the possibility of less liquidity, their lack of voting rights or other factors.

If the transaction is completed, Talecris common stock will no longer be listed on NASDAQ and will be deregistered under the Exchange Act.

Appraisal or Dissenters’ Rights (see page 135)

The merger agreement provides you with the ability to dissent from the transaction and seek appraisal of your shares in accordance with Section 262 of the DGCL. If you choose to seek appraisal and comply with applicable requirements under the DGCL, you will forego the merger consideration and instead receive a cash payment equal to the fair value of your shares of Talecris common stock in connection with the transaction. Fair value will be determined by a court following an appraisal proceeding. You will not know the appraised fair value at the time you must elect whether to seek appraisal. The ultimate amount you receive in an appraisal proceeding may be more or less than, or the same as, the amount you would have received under the merger agreement. A detailed description of the appraisal rights available to you and procedures required to exercise statutory appraisal rights is included in the section entitled “The Transaction — Appraisal or Dissenters’ Rights” beginning on page 135. Due to the complexity of these procedures, the Talecris stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. The full text of Section 262 of the DGCL is attached as Annex L to this joint proxy statement/prospectus.

To seek appraisal, you must deliver a written demand for appraisal to Talecris before the vote on the merger agreement at the Talecris special meeting, and you must not vote in favor of the adoption of the merger agreement. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. For a further description of the appraisal rights available to Talecris stockholders and procedures required to exercise appraisal rights, see the section entitled “The Transaction — Appraisal or Dissenters’ Rights” beginning on page 135. Due to the complexity of these procedures, Talecris stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Because the Talecris specified affiliated stockholders intend to vote for the proposal to adopt the merger agreement, they will not be eligible for appraisal rights. The full text of Section 262 of the DGCL is attached as Annex L to this joint proxy statement/prospectus.

No Solicitation of Alternative Transactions by Talecris (see page 154)

Subject to specified exceptions, Talecris has agreed that it, its subsidiaries and their representatives will not, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate the making or consummation of any proposal or offer from any third party relating to an acquisition of Talecris, any of which is referred to as a Talecris takeover proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, or otherwise cooperate with, any Talecris takeover proposal;

•	waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person other than Grifols;

•	take any action to make the provisions of any anti-takeover statute or regulation or anti-takeover provisions in Talecris’ organizational documents inapplicable to any Talecris takeover proposal; or

•	resolve, propose or agree to do any of the foregoing actions.

Notwithstanding these restrictions, however, the merger agreement provides that, under specified circumstances and prior to the adoption by the Talecris stockholders of the merger agreement, in response to a bona fide written Talecris takeover proposal received from a third party that the Talecris Board of Directors (acting on the recommendation of the Talecris special committee) determines in good faith constitutes or would reasonably be expected to constitute a proposal that is superior to the transaction, Talecris may furnish information regarding Talecris to, and participate in discussions and negotiations with, such third party.

No Solicitation of Alternative Transactions by Grifols (see page 156)

Grifols has agreed that it, its subsidiaries and their representatives will not, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate the making or consummation of any proposal or offer from any third party relating to an acquisition of Grifols, any of which is referred to as a Grifols alternative proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, or otherwise cooperate with, any Grifols alternative proposal;

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend a merger agreement or similar contract with respect to a Grifols alternative proposal; or

•	resolve, propose or agree to do any of the foregoing actions.

Conditions to Complete the Transaction (see page 165)

Each of Talecris’, Grifols’ and Grifols Inc.’s obligations to effect the transaction is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions, which are referred to as the mutual conditions:

•	the adoption of the merger agreement by the holders of a majority of the outstanding shares of Talecris common stock;

•	the approval by the Grifols shareholders of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders;

•	the absence of any temporary restraining order, or preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction that prohibits or prevents the completion of the Talecris-Grifols merger; the absence of any law enacted, issued, enforced, entered or promulgated that prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement;

•	the expiration or termination of all applicable waiting periods under (1) the HSR Act and (2) the German Antitrust Act with respect to the transactions contemplated by the merger agreement;

•	the receipt of all applicable approvals and authorizations under the Spanish Competition Law with respect to the transactions contemplated by the merger agreement, whether implicitly through the expiration of any waiting periods or explicitly by resolution; and

•	the effectiveness under the Securities Act of the registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part, and the absence of any stop order or proceedings initiated by the SEC for that purpose.

Talecris’ obligation to effect the Talecris-Grifols merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions, which are referred to as the additional closing conditions for Talecris’ benefit:

•	the truth and correctness of Grifols’ representations and warranties, subject to specified materiality thresholds, as of the date of the merger agreement and as of the closing date of the transaction;

•	the performance or compliance, in all material respects, of Grifols and Grifols Inc. of their obligations under the merger agreement at or prior to the consummation of the transaction;

•	the approval and registration of a prospectus relating to the Grifols non-voting shares or of such other documentation required under applicable Spanish law;

•	the valid issuance of the Grifols non-voting shares;

•	the granting before a Spanish public notary, and registration by the Commercial Registry (Registro Mercantil) of Barcelona, of the necessary deeds in connection with the issuance of the Grifols non-voting shares and the amendments of the Grifols’ ByLaws (estatutos), which is referred to as Grifols’ ByLaws, required for such issuance; and

•	the admission of the Grifols non-voting shares for listing on the Spanish Stock Exchanges, and quotation on the Automated Quotation System and the approval for listing on NASDAQ of the Grifols non-voting shares in the form of Grifols new ADSs, evidenced by ADRs, subject to official notice of issuance.

Grifols’ and Grifols Inc.’s obligation to effect the Talecris-Grifols merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions, which are referred to as the additional closing conditions for Grifols’ benefit:

•	the truth and correctness of Talecris’ representations and warranties, subject to specified materiality thresholds, as of the date of the merger agreement and as of the closing date of the transaction;

•	the performance or compliance, in all material respects, of Talecris of its obligations under the merger agreement at or prior to the consummation of the transaction;

•	the delivery by Stream Merger Sub of the resignation of each member of its Board of Directors, effective as of the closing of the Talecris-Grifols merger; and

•	either:

•	the aggregate number of qualifying dissenting shares does not exceed 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, or

•	if the aggregate number of qualifying dissenting shares exceeds this 15% threshold, Talecris Holdings agrees to indemnify Grifols for the total incremental cost (by which the appraised fair value exceeds the value of the merger consideration), if any, for the dissenting shares exceeding the 15% threshold (calculated as described in the section entitled “The Transaction — Agreements with Respect to Appraisal or Dissenting Shares.”);

however, this condition will automatically be deemed to have been waived if Grifols does not deliver notice of its intention not to effect the transaction and conduct the closing due to the failure of the condition described above, or delivers a notice that is untimely and either Talecris or Talecris Holdings is actually prejudiced as a result of such untimely delivery. This condition is referred to as the dissenting shares condition. As of the record date, there were approximately 63,150,520 issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders. Qualifying dissenting shares are shares held by holders who have complied in all respects with the procedures set forth in Section 262 of the DGCL and have taken all steps required in order to perfect such rights and who have not withdrawn his or her or their requests for such rights or failed to act to perfect any such rights.

Any of the conditions described above may be waived at any time, before or after the receipt of Talecris stockholder approval. Under the merger agreement, the mutual conditions may be waived by both Grifols and Talecris acting together, the additional closing conditions for Talecris’ benefit may be waived by Talecris in its sole discretion and the additional closing conditions for Grifols’ benefit may be waived by Grifols in its sole discretion, in each case, to the extent permitted by law. However, stockholders are advised that, under applicable law or regulation, one or both parties may not be permitted to complete the merger if any of the mutual conditions or any of the Talecris conditions relating to valid issuance of the Grifols non-voting shares or relating to the deeds and by-law amendments necessary for the issuance of the Grifols non-voting shares are not satisfied, even if waived by Talecris. Talecris and Grifols cannot be certain when, or if, the conditions to the transaction will be satisfied or waived, or that the transaction will be completed.

Closing; Effective Time; Completion of the Transaction (see page 143)

Under the terms of the merger agreement, the closing of the transaction will occur on the third business day after satisfaction or waiver of the conditions to closing (other than those conditions that by their terms are to be satisfied by actions to be taken at the closing of the transaction, but subject to the satisfaction or waiver of those conditions). However, if on such third business day, the proceeds of the financing contemplated by the commitment letter (or alternative financing) are unavailable, the closing will not be required to occur until the earlier of (1) the date on which the proceeds of such financing are available and (2) the business day prior to the outside date.

The date designated as the initial outside date is March 6, 2011. However, if the transaction is not completed on or before such date because of a temporary restraining order, or preliminary or permanent injunction prohibiting or preventing the completion of the transaction, because of a failure to obtain the requisite antitrust clearance approvals, or because of a failure by Grifols to obtain the proceeds of the financing contemplated by the commitment letter (or alternative financing), but Grifols has in place financing commitments meeting specified criteria with an expiration date that is later than March 6, 2011, then each of Talecris and Grifols will have the option to extend the outside date to (1) the date on which the financing commitment expires or (2) September 6, 2011, whichever is earlier.

Talecris and Grifols cannot be certain when, or if, the closing will occur.

Termination of the Merger Agreement (see page 167)

The merger agreement may be terminated at any time prior to the completion of the Talecris-Grifols merger by the mutual written consent of Talecris and Grifols. Also, subject to specified qualifications and exceptions, either Talecris or Grifols may terminate the merger agreement at any time prior to the completion of the Talecris-Grifols merger if:

•	the transaction does not occur on or before the outside date (currently, March 6, 2011 but possibly extendable to September 6, 2011);

•	a final, non-appealable order, injunction or decree permanently enjoining or prohibiting either the reincorporation merger or the Talecris-Grifols merger has been issued by a court or other governmental entity of competent jurisdiction;

•	the Talecris special meeting concludes without the adoption of the merger agreement by the Talecris stockholders; or

•	the Grifols shareholder meeting concludes without the approval of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders (for a description of such matters, see the section entitled “The Merger Agreement — Conditions to Complete the Transaction” beginning on page 165) by the Grifols shareholders.

Grifols may terminate the merger agreement at any time if:

•	Talecris breaches its representations, warranties or covenants, which breach would result in a failure of the closing condition concerning the accuracy of Talecris’ representations and warranties and Talecris’ compliance with its obligations under the merger agreement, and such breach is not cured or is not curable by the outside date;

•	prior to the adoption of the merger agreement by Talecris stockholders, the Talecris Board of Directors, in response to a superior proposal or an intervening event, changes its recommendation that the Talecris stockholders adopt the merger agreement; or

•	Talecris Holdings breaches the representation, warranties, covenants and agreements of the Talecris voting agreement with the result that Talecris is unable to comply in all material respects with its obligations to call the Talecris special meeting and solicit the approval of the Talecris stockholders of the adoption of the merger agreement.

Talecris may terminate the merger agreement at any time if:

•	Grifols breaches its representations, warranties or covenants which breach would result in a failure of the closing condition concerning the effectiveness of the Form F-4 or any of the additional closing conditions for Talecris’ benefit (for a description of such conditions, see the section entitled “The Merger Agreement — Conditions to Complete the Transaction”), and such breach or failure to perform is not cured or is not curable by the outside date;

•	prior to approval by the Grifols shareholders of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders, the Grifols Board of Directors changes its recommendation that the Grifols shareholders approve such matters; or

•	one or more of the Grifols shareholders who are parties to a Grifols voting agreement breaches the representation, warranties, covenants and agreements of its voting agreement with the result that Grifols is unable to comply in all material respects with its obligations to call the Grifols shareholders meeting and solicit the approval of the Grifols shareholders of the proposal to approve the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders.

Termination Fees; Expenses (see page 170)

The merger agreement provides that (1) if specified conditions are met, and the merger agreement is nonetheless terminated under specified circumstances relating to (x) a failure to obtain the requisite antitrust clearances and approvals (including a failure to satisfy the absence of restraint condition as described under the section entitled “The Merger Agreement — Conditions to Complete the Transaction” as a result of the enactment, issuance, promulgation, enforcement or entry of a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree under or relating to antitrust laws), or a failure by Grifols to obtain the necessary financing for the transaction (including the refinancings required in connection with the transaction) or (y) a breach by Grifols of its covenants relating to antitrust clearances and approvals, or relating to the necessary financing for the transaction (including the refinancings required in connection with the transaction), Grifols will be obligated to pay Talecris a break-up fee of $375 million and (2) if the merger agreement is terminated under other specified circumstances (including if any Grifols shareholders who are parties to a Grifols voting agreement breach such voting agreement with the result that Grifols is unable to comply in all material respects with its obligations to call the Grifols shareholders meeting and solicit the approval of the Grifols shareholders of the proposal to approve the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders, or if the merger agreement is terminated by either Grifols or Talecris because the Grifols shareholder meeting has concluded without the approval of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders by the Grifols shareholders, and at such time of termination, the Grifols Board of Directors has changed its recommendation that the Grifols shareholders approve such matters), Grifols will be required to pay Talecris a termination fee of $100 million. In the event that Talecris is entitled to both the $375 million break-up fee and the $100 million termination fee, Grifols will be obligated only to pay the $375 million break-up fee.

The merger agreement also provides that if the merger agreement is terminated under specified circumstances, Talecris will be required to pay Grifols a termination fee of $100 million, including (1) if Talecris Holdings has breached the Talecris voting agreement with the result that Talecris is unable to comply in all material respects with its obligations with respect to the special meeting to be held to obtain Talecris stockholder approval of the merger agreement, (2) if the Talecris Board of Directors, in response to a superior proposal or an intervening event, has changed its recommendation that the Talecris stockholders adopt the merger agreement and the merger agreement is terminated by either Talecris or Grifols because the Talecris special meeting has concluded without the adoption of the merger agreement by the Talecris stockholders or (3) if a Talecris takeover proposal has been made and not withdrawn, the Talecris special meeting has concluded without the adoption of the merger agreement by the Talecris stockholders, and thereafter, Talecris entered into a Talecris takeover proposal within twelve months of such termination and subsequently consummated such Talecris takeover proposal. In no event will Grifols be entitled to receive more than one $100 million termination fee.

Generally, except as noted above, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those fees and expenses.

The Voting Agreements (see page 175)

In connection with the execution of the merger agreement, on June 6, 2010, Grifols shareholders owning approximately 35% in the aggregate of the outstanding Grifols ordinary shares each entered into separate voting agreements with Talecris, each of which is referred to as a Grifols voting agreement, pursuant to which, subject to the terms and conditions of the applicable Grifols voting agreement, each such Grifols shareholder has agreed, among other things, to vote all of its Grifols ordinary shares (1) in favor of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders and (2) against any action that would interfere with, delay or prevent the consummation of the transaction. Support from Grifols shareholders for the transaction subsequently increased to approximately 43% in the aggregate of the outstanding Grifols ordinary shares.

Talecris Holdings, which held as of January 11, 2011, approximately 49% of the outstanding Talecris common stock, has entered into a voting agreement with Grifols, which is referred to as the Talecris voting agreement. Talecris Holdings is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings, LLC. Pursuant to such Talecris voting agreement, subject to the terms and conditions of the Talecris voting agreement, Talecris Holdings has agreed, with two exceptions, to vote all its Talecris common stock (1) for the adoption of the merger agreement and (2) against any action that would compete with or impede the transaction. In the event that the Talecris Board of Directors changes its recommendation that the Talecris stockholders adopt the merger agreement in response to a superior proposal, Talecris Holdings has agreed to vote a number of shares equal to 35% of the outstanding Talecris common stock as described in clauses (1) and (2) above. In the event that the Talecris Board of Directors changes its recommendation that the Talecris stockholders adopt the merger agreement in response to an intervening event, Talecris Holdings has agreed to vote (x) a number of shares equal to 35% of the outstanding Talecris common stock as described in (1) and (2) above, and (y) the rest of its shares of Talecris common stock in a manner that is proportionate to the manner in which all shares of Talecris common stock (other than the shares constituting the 35% referred to above) which are voted in respect of such matter, are voted.

Unless the Talecris Board of Directors changes its recommendation that Talecris stockholders adopt the merger agreement in response to a superior proposal or an intervening event, the adoption of the merger agreement is virtually assured if any Talecris stockholders in addition to Talecris Holdings vote for its adoption.

The Lock-Up Agreement (see page 178)

Talecris Holdings has entered into a lock-up agreement with Grifols, pursuant to which it has agreed that, subject to the limited exceptions specified in the lock-up agreement, without the prior written consent of Grifols, it will refrain, for a period of 90 days after the closing of the transaction, from, among other things, (1) selling, lending or otherwise disposing of or transferring, directly or indirectly, any Grifols new ADSs, any Grifols non-voting shares or any securities convertible into or exercisable or exchangeable for equity securities of Grifols, or (2) entering into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such Grifols new ADSs, such Grifols non-voting shares or other such equity securities of Grifols.

The Appraisal Indemnity Agreement (see page 179)

Talecris, Grifols and Talecris Holdings have entered into an appraisal indemnity agreement. Pursuant to that agreement, Talecris Holdings has agreed, among other things, that with respect to qualifying dissenting shares, to the extent the appraised fair value of the Talecris shares exceeds the general merger consideration otherwise applicable to such shares, Talecris Holdings will pay to Talecris for distribution to the holders of such qualifying dissenting shares 50% of the amount of such excess value; provided, however that if the aggregate number of qualifying dissenting shares exceeds 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, Grifols has delivered a notice that it does not intend to proceed with the transaction because the dissenting shares condition under the merger agreement has not been satisfied, and Talecris Holdings has agreed in its sole discretion to pay Talecris 100% of the excess value allocable to the qualifying dissenting shares above 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, then Talecris Holdings will pay to Talecris for distribution to the holders of such qualifying shares (1) 50% of the value of the difference between the appraised fair value and the general merger consideration for the qualifying dissenting shares that constitute up to 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, and (2) 100% of the value of the difference between the appraised fair value and the general merger consideration for the qualifying dissenting shares above 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders. Conversely, to the extent the appraised fair value of the Talecris shares is less than the general merger consideration otherwise applicable to such shares, Grifols will pay to Talecris Holdings 50% of the amount of such difference; provided, however that if the aggregate number of qualifying dissenting shares exceeds 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, Grifols has delivered a notice that it does not intend to proceed with the transaction because the dissenting shares condition under the merger agreement has not been satisfied, and Talecris Holdings has agreed in its sole discretion to pay to Talecris 100% of the excess value allocable to the qualifying dissenting shares above 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, then Grifols will pay to Talecris Holdings (1) 50% of the value of the difference between the general merger consideration and the appraised fair value for the qualifying dissenting shares that constitute up to 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, and (2) 100% of the value of the difference between the general merger consideration and the appraised fair value for the qualifying dissenting shares above 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders.

Rights of Talecris Stockholders Will Change as a Result of the Transaction (see page 358)

Talecris stockholders receiving the merger consideration will have different rights once they become Grifols shareholders due to differences between the governing documents of Talecris and Grifols, and the terms of, and documents governing, the Grifols non-voting shares and the Grifols new ADSs. As Grifols is a Spanish company, the rights of holders of the Grifols non-voting shares will be governed directly, and the rights of holders of Grifols new ADSs will be governed indirectly, by the Spanish Companies Law (Ley de Sociedades de Capital) and by Grifols’ ByLaws. The rights of shareholders under Spanish law and the rights of stockholders under Delaware law differ in various respects. For a comparison of the rights of holders of the Grifols non-voting shares or Grifols new ADSs with the rights of holders of Talecris common stock, see the section entitled “Comparison of Your Rights as a Holder of Talecris Common Shares and Your Rights as a Potential Holder of Grifols Non-Voting Shares or Grifols New ADSs.” The rights of holders of Grifols new ADSs also will be governed by the terms of the deposit agreement between Grifols and a depositary bank providing for the issuance of the Grifols new ADSs. See the section entitled “Description of Grifols’ American Depositary Shares” beginning on page 383.

Risk Factors (see page 46)

In evaluating the transaction, the merger agreement or the transactions contemplated by the merger agreement, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 46.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GRIFOLS

The following is a summary of Grifols’ historical consolidated financial data for the periods ended and at the dates indicated below. You are encouraged to read this information together with the consolidated financial statements of Grifols and the related footnotes and the section entitled “Operational and Financial Review of Grifols” included elsewhere in this joint proxy statement/prospectus.

The following table presents consolidated financial data of Grifols for the periods and as of the dates indicated. The Grifols’ consolidated financial data as of and for the years ended December 31, 2009, 2008 and 2007 is derived from its audited consolidated financial statements for those years, included elsewhere in this joint proxy statement/prospectus. The Grifols’ consolidated financial data as of and for the years ended December 31, 2006 and 2005 is derived from Grifols’ unaudited consolidated financial statements for those years which are not included elsewhere in this proxy statement/prospectus.

The unaudited condensed consolidated interim financial data for the nine months ended September 30, 2010 and 2009 and as of September 30, 2010 have been derived from Grifols’ unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2010, which are included elsewhere in this joint proxy statement/prospectus. In Grifols’ opinion, the unaudited condensed consolidated interim financial statements have been prepared on the same basis as Grifols’ annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary for a fair presentation of Grifols’ financial position and results of operations. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

Grifols’ consolidated financial statements are presented in accordance with International Financial Reporting Standards, which is referred to as IFRS, as issued by the International Accounting Standards Board, which is referred to as the IASB. For additional information, see Grifols’ financial statements and the accompanying notes included in this joint proxy statement/prospectus.

Consolidated Balance Sheet Data:

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010
	(Thousands of euros)					(Thousands of euros)
ASSETS
Non-current assets
Intangible assets
Goodwill	117,115	150,820	150,243	158,567	174,000	184,716
Other intangible assets	48,718	60,850	57,223	57,756	69,385	77,662

Total intangible assets	165,833	211,670	207,466	216,323	243,385	262,378
Property, plant and equipment	186,621	184,993	201,332	301,009	371,705	416,540
Investments in equity accounted investees	210	253	243	374	383	1,111
Non-current financial assets	2,196	2,012	891	1,636	3,731	7,420
Deferred tax assets	30,529	41,452	34,110	34,297	33,395	33,343

Total non-current assets	385,389	440,380	444,042	553,639	652,599	720,792

Current assets
Inventories	249,545	235,475	270,659	373,098	484,462	516,804
Trade and other receivables
Trade receivables	133,543	173,053	174,351	186,324	207,840	231,228
Other receivables	22,011	22,588	28,624	43,443	39,540	43,074
Current income tax assets	3,606	3,710	2,402	5,428	7,802	25,235

Trade and other receivables	159,160	199,351	205,377	235,195	255,182	299,537
Other current financial assets	661	6,232	7,600	6,680	8,217	9,315
Other current assets	4,072	5,353	6,201	5,259	7,345	44,856
Cash and cash equivalents	22,856	26,883	5,690	6,368	249,372	254,495

Total current assets	436,294	473,294	495,527	626,600	1,004,578	1,125,007

Total Assets	821,683	913,674	939,569	1,180,239	1,657,177	1,845,799

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010
	(Thousands of euros)					(Thousands of euros)
EQUITY AND LIABILITIES
Equity
Share capital	70,169	106,532	106,532	106,532	106,532	106,532
Reserves	1,508	284,092	316,440	369,471	436,705	525,417
Own shares	—	—	(28,893)	(33,087)	(677)	(1,927)
Interim dividend	—	—	—	—	(31,960)	—
Profit for the year attributable to the Parent	25,556	45,394	87,774	121,728	147,972	97,021

Total equity	97,233	436,018	481,853	564,644	658,572	727,043
Available-for-sale financial assets	95	(52)	(152)	(158)	—	—
Cash flow hedges	—	—	—	—	(1,948)	(1,800)
Translation differences	(41,502)	(68,022)	(98,516)	(84,457)	(90,253)	(63,523)

Other comprehensive income	(41,407)	(68,074)	(98,668)	(84,615)	(92,201)	(65,323)

Equity attributable to the Parent	55,826	367,944	383,185	480,029	566,371	661,720

Minority interest	121	408	981	1,250	12,157	12,303

Total Equity	55,947	368,352	384,166	481,279	578,528	674,023

Grants	2,442	4,819	4,545	2,353	2,311	2,118
Provisions	782	902	999	3,045	1,232	1,305
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	189,994	198,329	178,425	311,513	703,186	693,730
Other financial liabilities	278,009	12,646	11,064	12,542	12,552	11,571

Total non-current financial liabilities	468,003	210,975	189,489	324,055	715,738	705,301
Deferred tax liabilities	42,104	45,862	43,794	51,969	60,325	68,481

Total non-current liabilities	513,331	262,558	238,827	381,422	779,606	777,205

Current liabilities
Provisions	1,245	3,890	3,957	3,830	4,702	4,419
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	99,514	138,123	177,540	147,547	113,991	187,626
Other financial liabilities	43,010	31,583	9,555	9,685	12,230	16,349

Total current financial liabilities	142,524	169,706	187,095	157,232	126,221	203,975
Trade and other payables
Suppliers	70,556	67,401	90,790	107,613	120,909	115,298
Other payables	15,629	23,282	11,396	9,068	17,832	11,456
Current income tax liabilities	10,431	4,345	3,770	16,362	3,258	25,517

Total trade and other payables	96,616	95,028	105,956	133,043	141,999	152,271
Other current liabilities	12,020	14,140	19,568	23,433	26,121	33,906

Total current liabilities	252,405	282,764	316,576	317,538	299,043	394,571

Total Liabilities	765,736	545,322	555,403	698,960	1,078,649	1,171,776

Total Equity and Liabilities	821,683	913,674	939,569	1,180,239	1,657,177	1,845,799

						For the Nine Months
	For the Year Ended December 31,					Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(Thousands of euros)					(Thousands of euros)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues	523,727	648,417	703,291	814,311	913,186	689,592	738,823
Changes in inventories of finished goods and work in progress	4,191	(21,631)	16,882	31,058	73,093	52,658	34,441
Self-constructed non-current assets	10,795	12,472	19,860	25,794	41,142	27,937	23,812
Supplies	(158,088)	(181,541)	(196,308)	(206,738)	(286,274)	(212,547)	(224,525)
Other operating income	550	380	2,322	1,289	1,443	1,114	946
Personnel expenses	(154,887)	(184,730)	(209,049)	(238,159)	(273,168)	(202,034)	(213,880)
Other operating expenses	(124,910)	(143,477)	(158,273)	(192,288)	(203,381)	(150,223)	(158,052)
Amortisation and depreciation	(26,898)	(29,357)	(31,528)	(33,256)	(39,554)	(28,992)	(33,251)
Non-financial and other capital grants	507	531	282	2,941	1,188	1,131	668
Impairment and gains/(losses) on disposal of fixed assets	(1,401)	(574)	(1,125)	(1,991)	(1,147)	(713)	105

Results from operating activities	73,586	100,490	146,354	202,961	226,528	177,923	169,087

Finance income	3,549	4,667	4,526	2,682	7,067	5,221	2,605
Finance expenses	(36,847)	(42,140)	(23,523)	(29,305)	(27,087)	(14,972)	(36,848)
Change in fair value of financial instruments	(1,008)	1,480	829	(1,268)	(587)	(1,537)	(6,368)
Impairment of gains/(losses) on disposal of financial instruments	—	—	—	—	(245)	—	—
Exchange losses	1,550	(1,064)	(4,618)	(2,825)	(1,733)	(2,229)	897

Finance income and expense	(32,756)	(37,057)	(22,786)	(30,716)	(22,585)	(13,517)	(39,714)

Share of profit of equity accounted investees	(10)	76	19	24	51	30	(787)

Profit before income tax from continuing operations	40,820	63,509	123,587	172,269	203,994	164,436	128,586

Income tax expense	(15,315)	(17,824)	(35,239)	(50,153)	(56,424)	(47,361)	(32,800)

Profit after income tax from continuing operations	25,505	45,685	88,348	122,116	147,570	117,075	95,786

Profit attributable to equity holders of the Parent	25,556	45,394	87,774	121,728	147,972	117,055	97,021
Profit attributable to minority interest	(51)	291	574	388	(402)	20	(1,235)

Consolidated profit for the year	25,505	45,685	88,348	122,116	147,570	117,075	95,786

Basic earnings per ordinary share (Euros)	0.14	0.24	0.41	0.58	0.71	0.56	0.46
Diluted earnings per ordinary share (Euros)	0.14	0.25	0.41	0.58	0.71	0.56	0.46
Cash dividend per ordinary share (Euros)	0.01	0.06	0.06	0.17	0.38

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL DATA OF TALECRIS

The following is a summary of Talecris’ historical consolidated financial data and the historical combined financial data for Bayer Plasma, Talecris’ business predecessor, for the periods ended and at the dates indicated below. You are encouraged to read this information together with the consolidated financial statements of Talecris and the related footnotes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris” included elsewhere in this joint proxy statement/prospectus.

The historical consolidated financial data for the years ended December 31, 2009, 2008, and 2007 and as of December 31, 2009 and 2008 has been derived from Talecris’ audited consolidated financial statements, which are included elsewhere in this joint proxy statement/prospectus. The historical consolidated financial data for the year ended December 31, 2006 and for the period from Talecris’ inception through December 31, 2005 and as of December 31, 2007, 2006, and 2005 has been derived from Talecris’ audited consolidated financial statements, which are not included elsewhere in this joint proxy statement/prospectus. The historical combined financial data of Talecris’ predecessor, Bayer Plasma, for the three months ended March 31, 2005 and as of March 31, 2005 has been derived from Talecris’ predecessor’s audited historical combined financial statements, which are not included elsewhere in this joint proxy statement/prospectus.

The unaudited interim consolidated financial data for the nine months ended September 30, 2010 and 2009 and as of September 30, 2010 have been derived from Talecris’ unaudited interim consolidated financial statements, which are included elsewhere in this joint proxy statement/prospectus. The unaudited interim consolidated financial data as of September 30, 2009 has been derived from Talecris’ unaudited interim consolidated financial statements, which are not included elsewhere in this joint proxy statement/prospectus. In Talecris’ opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as Talecris’ annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary for a fair presentation of Talecris’ financial position and results of operations. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

The historical combined financial statement data of Bayer Plasma are presented on a carve-out basis from the historical financial statements of Bayer AG and its affiliates. As predecessor, Bayer Plasma participated in Bayer’s centralized cash management system and its net funding requirements were met by Bayer. Bayer Plasma was not allocated interest costs from Bayer for use of these funds. The predecessor’s combined results of operations include all net revenue and costs directly attributable to Bayer Plasma’s operations, including all costs for supporting functions and services used by Bayer Plasma at shared sites and performed by centralized Bayer organizations, presented on a carve-out basis, prior to Talecris’ March 31, 2005 formation transaction.

Talecris believes that the comparability of its financial results between the periods presented in the table below is significantly impacted by the following items, many of which are more fully described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability.”

•	the financial impact related to Talecris’ September 2009 initial public offering, which is referred to as the IPO, and refinancing transactions, including the repayment and termination of Talecris’ First and Second Lien Term Loans, the issuance of Talecris’ 7.75% Senior Notes due November 15, 2016, which is referred to as the 7.75% Notes, the write-off of previously deferred debt issuance costs, and charges related to the settlement and termination of Talecris’ interest rate swap contracts;

•	the increase in the number of shares of Talecris common stock outstanding as a result of the issuance of new shares of Talecris common stock in Talecris’ IPO, to convert Talecris’ Series A and B preferred stock, and to settle accrued dividends upon the conversion of Talecris’ Series A and B preferred stock;

•	costs and non-operating income associated with Talecris’ terminated merger agreement with CSL Limited, which is referred to as CSL;

•	costs associated with Talecris’ internal investigation into potential violations of the Foreign Corrupt Practices Act, which is referred to as FCPA;

•	costs associated with Talecris’ definitive merger agreement with Grifols;

•	costs associated with the development and vertical integration of Talecris’ plasma collection center platform;

•	inventory impairment provisions, and subsequent recoveries, related to a plasma collection center current Good Manufacturing Practices, which is referred to as cGMP, issue;

•	inventory impairment provisions, and subsequent recoveries, related to a customer dispute settlement regarding intermediate material;

•	costs associated with share-based compensation awards and special recognition bonuses;

•	costs associated with transition-related activities to establish an independent company apart from Bayer;

•	non-operating income and costs related to a litigation settlement with Baxter;

•	tax benefit due to the release of Talecris’ deferred tax asset valuation allowance; and

•	the recognition of unallocated negative goodwill resulting from Talecris’ formation transaction.

Talecris believes that a meaningful analysis of its financial results for the periods presented is enhanced by the use of non-U.S. GAAP financial measures, including earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, adjusted EBITDA and Consolidated Cash Flow. The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Description of Adjustments and Regulation of U.S. GAAP to Non-U.S. GAAP Financial Measures” includes additional information regarding the use of non-U.S. GAAP financial measures and their limitations.

	Predecessor
	Three Months	Nine Months
	Ended	Ended
	March 31,	December 31,					Nine Months Ended
	2005	2005	Years Ended December 31,				September 30,
			2006	2007	2008	2009	2009	2010
			(In thousands, except share, per share, and ratio amounts)
Income Statement Data:
Net revenue:
Product	$245,500	$654,939	$1,114,489	$1,196,686	$1,334,550	$1,507,754	$1,122,877	$1,172,278
Other	—	13,039	14,230	21,823	39,742	25,455	20,219	18,510

Total	245,500	667,978	1,128,719	1,218,509	1,374,292	1,533,209	1,143,096	1,190,788
Cost of goods sold	209,700	561,111	684,750	788,152	882,157	901,077	663,875	670,476

Gross profit	35,800	106,867	443,969	430,357	492,135	632,132	479,221	520,312
Operating expenses:
SG&A	27,500	89,205	241,448	189,387	227,524	289,929	213,913	205,007
R&D	14,800	37,149	66,801	61,336	66,006	71,223	51,728	50,832

Total	42,300	126,354	308,249	250,723	293,530	361,152	265,641	255,839

(Loss) income from operations	(6,500)	(19,487)	135,720	179,634	198,605	270,980	213,580	264,473
Other non-operating (expense) income:
Interest expense, net	—	(21,224)	(40,867)	(110,236)	(96,640)	(74,491)	(61,445)	(34,915)
CSL merger termination fee	—	—	—	—	—	75,000	75,000	—
Equity in earnings of affiliate	—	197	684	436	426	441	296	599
Loss on extinguishment of debt	—	—	(8,924)	—	—	(43,033)	—	—
Litigation settlement	—	—	—	12,937	—	—	—	—

(Loss) income before income taxes and extraordinary items	(6,500)	(40,514)	86,613	82,771	102,391	228,897	227,431	230,157
(Provision) benefit for income taxes	(5,100)	(2,251)	(2,222)	40,794	(36,594)	(75,008)	(74,914)	(81,143)

(Loss) income before extraordinary items	(11,600)	(42,765)	84,391	123,565	65,797	153,889	152,517	149,014
Extraordinary items:
Gain (loss) from unallocated negative goodwill	—	252,303	(306)	—	—	—
Gain from settlement of contingent consideration due Bayer	—	13,200	3,300	—	—	—

Net (loss) income	$(11,600)	$222,738	$87,385	$123,565	$65,797	$153,889	$152,517	$149,014

	Predecessor
	Three Months	Nine Months
	Ended	Ended
	March 31,	December 31,					Nine Months Ended
	2005	2005	Years Ended December 31,				September 30,
			2006	2007	2008	2009	2009	2010
			(In thousands, except share, per share, and ratio amounts)
(Loss) income before extraordinary items per common share:
Basic	$(1.45)	$(15.09)	$(119.83)	$65.58	$39.01	$4.56	$76.21	$1.21
Diluted	$(1.45)	$(15.09)	$(119.83)	$1.36	$0.71	$1.50	$1.62	$1.16
Cash dividends declared per common share:
Basic	—	$8.37	$132.82	—	—	—	—	—
Diluted	—	$8.37	$8.61	—	—	—	—	—
Weighted average common shares outstanding:
Basic	8,000,000	8,000,000	5,679,456	1,685,784	1,310,448	31,166,613	1,847,235	122,669,724
Diluted	8,000,000	8,000,000	5,679,456	91,065,600	92,761,800	102,514,363	93,919,553	128,513,727
Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$10,887	$11,042	$73,467	$16,979	$65,239	$32,949	$150,530
Total assets	$1,040,800	$705,249	$903,474	$1,142,322	$1,307,399	$1,445,005	$1,398,973	$1,648,743
Long-term debt, net of discount, and capital lease obligations	$—	$250,366	$1,102,920	$1,129,692	$1,194,205	$605,267	$1,080,644	$605,383
Redeemable preferred stock	$—	$20,631	$110,535	$110,535	$110,535	$—	$—	—
Total parent’s net investment/stockholders’ equity (deficit)	$943,600	$152,835	$(528,980)	$(390,757)	$(316,725)	$582,154	$(22,381)	$769,341
Other Financial Data and Ratios (unaudited):
Liters of plasma fractionated	905	2,493	2,983	2,650	3,240	3,569	2,711	2,802
Gross margin	14.6%	16.0%	39.3%	35.3%	35.8%	41.2%	41.9%	43.7%
Operating margin	(2.6)%	(2.9)%	12.0%	14.7%	14.5%	17.7%	18.7%	22.2%

Talecris also uses EBITDA, adjusted EBITDA and consolidated cash flow as operating performance measures.

	Years Ended			Nine Months Ended
	December 31,			September 30,
	2007	2008	2009	2009	2010
	(In thousands)

EBITDA(1)	$203,756	$219,700	$332,324	$310,279	$291,554
Adjusted EBITDA(1)	$256,771	$287,816	$447,283	$370,388	$326,191
Consolidated Cash Flow(2)	$—	$—	$372,283	$—	$326,191

(1)	The definitions of EBITDA and adjusted EBITDA and a reconciliation of EBITDA and adjusted EBITDA to Net Income are provided under the heading “Non-U.S. GAAP Financial Measures” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris.”

(2)	The computation of Consolidated Cash Flow is not applicable prior to the issuance of the 7.75% Notes on October 21, 2009. Talecris’ adjusted EBITDA for the nine months ended September 30, 2009 includes a $75.0 million termination fee received from CSL as a result of the termination of the CSL merger agreement. In addition, Talecris incurred legal and other costs associated with the regulatory review process of its terminated merger agreement with CSL of $6.0 million during the nine months ended September 30, 2009. The termination fee and these expenses were not permitted as adjustments to Talecris’ adjusted EBITDA as defined in its then existing Revolving Credit Facility or First and Second Lien Term Loans.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information is intended to illustrate the effect of the proposed transaction between Grifols and Talecris. Grifols will account for the transaction as an acquisition under IFRS No. 3 (revised), Business Combinations. The following pro forma financial information considers the incremental debt to be issued in connection with the transaction and does not give full effect to our entry into the New Credit Facilities, the senior unsecured notes or bridge loan, the refinancings and the use of proceeds therefrom.

Presented below are the unaudited pro forma condensed combined balance sheet of Grifols as at September 30, 2010 and the unaudited pro forma condensed combined statement of income of Grifols for the year ended December 31, 2009 and the nine months ended September 30, 2010. The unaudited pro forma condensed combined balance sheet as of September 30, 2010 has been prepared as though the acquisition of Talecris occurred as of that date. The unaudited pro forma condensed combined income statements for the year ended December 31, 2009 and the nine months ended September 30, 2010 have been prepared as though the acquisition of Talecris occurred as of January 1, 2009.

The assumptions underlying the pro forma adjustments are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared based upon information derived from the following:

•	The audited consolidated financial statements of Grifols as of and for the year ended December 31, 2009, which have been prepared in accordance with IFRS as issued by the IASB and included elsewhere in this joint proxy statement/prospectus;

•	The unaudited condensed consolidated interim financial statements of Grifols as of and for the nine month period ended September 30, 2010, which have been prepared in accordance with IAS 34, Interim Financial Reporting and included elsewhere in this joint proxy statement/prospectus;

•	The audited consolidated financial statements of Talecris as of and for the year ended December 31, 2009, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this joint proxy statement/prospectus. These consolidated financial statements have been adjusted to IFRS and translated to euros for purposes of presentation in the unaudited pro forma condensed combined financial information; and

•	The unaudited consolidated interim financial statements of Talecris as of and for the nine month period ended September 30, 2010, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this joint proxy statement/prospectus. These consolidated financial statements have been adjusted to IFRS and translated to euros for purposes of presentation in the unaudited proforma condensed combined financial information.

The estimated purchase price for the acquisition of Talecris is €2,715 million based on the per share merger consideration of $19.00 in cash (translated to euros using a U.S. dollar/euro exchange rate as of September 30, 2010 of $1.3652 per €1.00) and 0.6485 (or 0.641 for Talecris specified affiliated stockholders) of a Grifols non-voting share for each share of Talecris common stock held at the time of the transaction (price of Grifols non-voting shares based on the average price on the Spanish Stock Exchanges of Grifols ordinary shares during the last 20 days preceding September 30, 2010 (€10.32)). The actual purchase price will be determined at the completion date based on the Grifols non-voting share price and the U.S. dollar/euro exchange rate at that date and accordingly will vary from that used in the preparation of the pro forma financial information. A 10% increase in the Grifols ordinary share price from the price of €10.32 per share used in preparing the pro forma financial information, would result in an increase in the goodwill recognized of €88 million. A 10% decrease in the Grifols ordinary share price used in the pro forma financial information would result in a decrease in the goodwill recognized of €88 million. A 10% increase in the U.S. dollar/euro exchange rate used in the calculation of cash required to pay to the Talecris stockholders in the preparation of the pro forma financial information would result in a decrease in the goodwill recognized of €167 million. A 10% decrease in the U.S. dollar/euro exchange rate used in the preparation of the pro forma financial information would result in an increase in the goodwill recognized of €204 million. Talecris stockholders should consider that the Grifols non-voting shares may trade at a significant discount relative to the Grifols ordinary shares due to the possibility of less liquidity, their lack of voting right or other factors.

The estimated purchase price is calculated using Talecris diluted shares as of September 30, 2010.

The transaction will be accounted for by Grifols using the acquisition method pursuant to IFRS 3 (revised), Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair value on the date of purchase and total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. As of the date of this joint proxy statement/prospectus, the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price have not been completed. Accordingly, Grifols has allocated the difference between total estimated purchase price, calculated as described under “Notes to Unaudited Pro Forma Condensed Combined Financial Information”, and net assets acquired at book value as of September 30, 2010 to “Preliminary Goodwill.” A final determination of these fair values will reflect, among other things, Grifols’ consideration of a final valuation based on the actual net tangible and intangible assets, such as acquired in-process research and development, customer relationships, developed and core technology, intellectual property, patents and trade names that exist as of the closing date of the acquisition. Any final adjustment will change the allocation of the purchase price, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed combined financial information.

The unaudited pro forma adjustments give effect to events that are directly attributable to the acquisition and are factually supportable. The unaudited pro forma condensed combined financial information is presented for information purposes only and reflects estimates and assumptions made by Grifols’ management that it considers reasonable. It does not purport to represent what Grifols’ actual results of operations or financial condition would have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited condensed combined pro forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with combining Grifols and Talecris.

Material nonrecurring profits and losses that result directly from the transaction have not been included in the unaudited pro forma condensed combined statement of income. Furthermore, the incremental funding needed in relation to the transaction in the form of additional debt and issuance of shares, the related costs and the transaction costs have been included in the unaudited pro forma condensed combined balance sheet and statement of income. For a discussion of the such items, see “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited condensed combined pro forma financial information should be read in conjunction with the information contained in “Selected Historical Consolidated and Combined Financial Data of Talecris”, “Selected Historical Consolidated Financial Data of Grifols”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris”, “Operational and Financial Review of Grifols” and the consolidated financial statements of Grifols and Talecris appearing elsewhere in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2010

	Historical	Historical	Pro Forma		Pro Forma
	GRIFOLS IFRS	TALECRIS IFRS	Adjustments		Combined
	(Note 1)	(Note 2)	(Note 4)		Grifols
	(In thousands of €, except share amounts)
Non-current assets
Intangible assets and goodwill	262,378	165,475	2,106,635	(a)	2,534,488
Property, plant and equipment	416,540	242,814			659,354
Investments in equity accounted investees	1,111	1,856			2,967
Non-current financial assets	7,420	898			8,318
Other	—	1,085			1,085
Deferred tax assets	33,343	76,801			110,144

Total non-current assets	720,792	488,929	2,106,635		3,316,356

Current assets
Inventories	516,804	495,550			1,012,354
Trade and other receivables	299,537	136,681			436,218
Other current financial assets	9,315	—			9,315
Other current assets	44,856	11,899			56,755
Cash and cash equivalents	254,495	110,262	(219,748	)(a)	145,009

Total current assets	1,125,007	754,392	(219,748)		1,659,651

TOTAL ASSETS	1,845,799	1,243,321	1,886,887		4,976,007

Equity
Share capital	106,532	912	8,511	(c)	115,955
Share premium	121,802	624,634	244,269	(c)	990,705
Reserves	403,615	(128,340)	75,269	(b)(c)	350,544
Own shares	(1,927)	—	—		(1,927)
Profit for the nine months attributable to the Parent	97,021	111,616	(194,827	)(c)(d)	13,810

Total equity	727,043	608,822	133,222		1,469,087

Cash flow hedges	(1,800)	—	—		(1,800)
Translation differences	(63,523)	40	(40)		(63,523)

Other comprehensive income	(65,323)	40	(40	)(c)	(65,323)

Equity attributable to the Parent	661,720	608,862	133,182		1,403,764

Minority interest	12,303	—	—		12,303

TOTAL EQUITY	674,023	608,862	133,182		1,416,067

Non-current liabilities
Grants	2,118	—			2,118
Provisions	1,305	2,903			4,208
Non-current financial liabilities	705,301	433,742	1,753,705	(a)(b)(d)	2,892,748
Other non-current liabilities	—	8,339			8,339
Deferred tax liabilities	68,481	14,322			82,803

Total non-current liabilities	777,205	459,306	1,753,705		2,990,216

Current liabilities
Provisions	4,419	—			4,419
Current financial liabilities	203,975	13,548			217,523
Trade and other payables	152,271	101,712			253,983
Other current liabilities	33,906	59,893			93,799

Total current liabilities	394,571	175,153	—		569,724

TOTAL LIABILITIES	1,171,776	634,459	1,753,705		3,559,940

TOTAL EQUITY AND LIABILITIES	1,845,799	1,243,321	1,886,887		4,976,007

Number of shares in issue at balance sheet date(A)	212,906,573		85,109,152		298,015,725

(A)	The historical Grifols shares represents 213,064,899 issued shares, net of 158,326 own shares. The number of shares in issue at the balance sheet date has been adjusted by 85,109,152 Grifols non-voting shares representing the estimated number of Grifols non-voting shares to be issued as consideration, based upon 132,005,590 fully diluted shares of Talecris common stock outstanding as of September 30, 2010. The number of shares exchanged will be 0.6485 (or 0.641 for Talecris specified affiliated stockholders) Grifols non-voting shares for each outstanding share of Talecris common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Nine Month Period Ended September 30, 2010

	Historical	Historical	Pro Forma		Pro Forma
	GRIFOLS IFRS	TALECRIS IFRS	Adjustments		Combined
	(Note 1)	(Note 2)	(Note 4)		Grifols
	(In thousands of € except share and per share amounts )
Revenues	738,823	905,405			1,644,228
Changes in inventories of finished goods and work in progress	34,441	24,264			58,705
Self-constructed non-current assets	23,812	11,064			34,876
Supplies	(224,525)	(229,547)			(454,072)
Other operating income	946	—			946
Personnel expenses	(213,880)	(261,804)	9,621	(f)	(466,063)
Other operating expenses	(158,052)	(220,195)	23,329	(b)	(354,918)
Amortisation and depreciation	(33,251)	(31,646)			(64,897)
Non-financial and other capital grants	668	—			668
assets	105	(917)			(812)

Results from operating activities	169,087	196,624	32,950		398,661

Finance income	2,605	98			2,703
Finance expenses	(36,848)	(26,253)	(83,211	)(d)	(146,312)
Change in fair value of financial instruments	(6,368)	—			(6,368)
Exchange gains	897	2,226			3,123

Financial income and expense	(39,714)	(23,929)	(83,211)		(146,854)

Share of (loss) profit of equity accounted investees	(787)	455			(332)

Profit before income tax from continuing operations	128,586	173,150	(50,261)		251,475

Income tax expense	(32,800)	(61,534)	18,089	(g)	(76,245)

Profit after income tax from continuing operations	95,786	111,616	(32,172)		175,230

Profit attributable to equity holders of the Parent	97,021	111,616	(32,172)		176,465
Profit attributable to minority interest	(1,235)	—			(1,235)

Consolidated profit for the nine month period	95,786	111,616	(32,172)		175,230

Basic earnings per share	0.456				0.592
Weighted average number of shares in issue(B)	212,910,016		85,109,152		298,019,168
Diluted earnings per share	0.456				0.592
Weighted average number of shares on fully diluted basis(B)	212,910,016		85,109,152		298,019,168

(B)	The weighted average number of shares outstanding during the period has been adjusted to give effect to shares to be issued as consideration for the transaction as if the acquisition had taken place as of January 1, 2009.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Year Ended December 31, 2009

			Pro Forma
			Adjustments
			to Talecris
			Historical
	Historical	Historical	Financial		Pro Forma		Pro Forma
	GRIFOLS IFRS	TALECRIS IFRS	Statements		Adjustments		Combined
	(Note 1)	(Note 2)	(Note 3)		(Note 4)		Grifols
	(in thousands of €, except share and per share amounts)
Revenues	913,186	1,099,626					2,012,812
Changes in inventories of finished goods and work in progress	73,093	29,373					102,466
Self-constructed non-current assets	41,142	9,322					50,464
Supplies	(286,274)	(292,337)					(578,611)
Other operating income	1,443	53,790			(53,790	)(e)	1,443
Personnel expenses	(273,168)	(333,476)			32,051	(f)	(574,593)
Other operating expenses	(203,381)	(276,762)					(480,143)
Amortisation and depreciation	(39,554)	(25,571)					(65,125)
Non-financial and other capital grants	1,188	—					1,188
Impairment and gains/(losses) on disposal of fixed assets	(1,147)	(3,053)					(4,200)

Results from operating activities	226,528	260,912	—		(21,739)		465,701

Finance income	7,067	341					7,408
Finance expenses	(27,087)	(94,038)	39,286	(a)	(104,654	)(d)	(186,493)
Change in fair value of financial instruments	(587)	—					(587)
Impairment of gains/(losses) on disposal of financial instruments	(245)	—					(245)
Exchange losses	(1,733)	(1,333)					(3,066)

Financial income and expense	(22,585)	(95,030)	39,286		(104,654)		(182,983)

Share of profit of equity accounted investees	51	316					367

Profit before income tax from continuing operations	203,994	166,198	39,286		(126,393)		283,085

Income tax (expense) benefit	(56,424)	(50,908)	(10,802	)(g)	40,567	(g)	(77,567)

Profit after income tax from continuing operations	147,570	115,290	28,484		(85,826)		205,518

Profit attributable to equity holders of the Parent	147,972	115,290	28,484		(85,826)		205,920
Profit attributable to minority interest	(402)	—					(402)

Consolidated profit for the year	147,570	115,290	28,484		(85,826)		205,518

Basic earnings per share	0.706						0.699
Weighted average number of shares in issue (B)	209,451,806				85,109,152		294,560,958
Diluted earnings per share	0.706						0.699
Weighted average number of shares on fully diluted basis(B)	209,451,806				85,109,152		294,560,958

(B)	The weighed averaged number of shares outstanding during the period has been adjusted to give effect to shares to be issued as consideration for the transaction as if the acquisition had taken place as of January 1, 2009.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Historical Grifols Information

Represents the historical condensed consolidated balance sheet as of September 30, 2010 and statement of income for the nine month period ended September 30, 2010 and for the year ended December 31, 2009, which have been extracted from the financial statements of Grifols, as follows:

•	unaudited condensed consolidated interim financial statements as of and for the nine month period ended September 30, 2010; and

•	audited consolidated financial statements as of and for the year ended December 31, 2009.

2.	Talecris Reconciliation to IFRS in Euros

Talecris’ unaudited consolidated interim financial statements as of and for the nine month period ended September 30, 2010 and the audited consolidated financial statements for the year ended December, 31 2009 have been prepared in accordance with U.S. GAAP, which differs in certain material respects from IFRS. In addition, certain reclassifications are required to conform the presentation of Talecris’ historical financial information to that of Grifols under IFRS. Furthermore, the referenced Talecris’ financial statements were prepared in U.S. dollars and have been translated to euros, the currency in which the Grifols financial statements have been prepared. The effects of the applications of IFRS, reclassifications and translation to euros are as follows:

Balance Sheet and Statement of Income Data:

	Balance Sheet as of September 30, 2010
	Historical	ADJUSTMENTS TO IFRS									Historical
	TALECRIS as	Debt	Inventory	Capitalize	Share Based	Income				Ex.	TALECRIS
	reported under	Issuance	Recovery	R&D Cost	Payments	Taxes	Reclassifications		TALECRIS	Rate(h)	IFRS as Shown
	US GAAP	Costs(a)	(b)	(c)	(d)	(e)	(f)		IFRS	1.3652	in the Pro Forma
	(In thousands of $)										(In thousands of €)

Non-current assets

Intangible assets and goodwill	183,740			42,167					225,907		165,475

Property, plant and equipment	331,490								331,490		242,814

Investments in equity accounted investees	2,534								2,534		1,856

Non-current financial assets	—						1,226	(i)	1,226		898

Other	16,804	(14,097)					(1,226	)(i)	1,481		1,085

Deferred tax assets						16,773	88,076	(vii)	104,849		76,801

Total non-current assets	534,568	(14,097)	—	42,167	—	16,773	88,076		667,487		488,929

Current assets

Inventories	672,728		3,797						676,525		495,550

Trade and other receivables	170,872						15,725	(ii)	186,597		136,681

Prepaid expenses and other	31,969						(31,969	)(ii)(iii)	—		—

Deferred tax assets	88,076						(88,076	)(vii)	—		—

Other current assets	—						16,244	(iii)	16,244		11,899

Cash and cash equivalents	150,530								150,530		110,262

Total current assets	1,114,175	—	3,797	—	—	—	(88,076)		1,029,896		754,392

Total Assets	1,648,743	(14,097)	3,797	42,167	—	16,773	—		1,697,383		1,243,321

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

	Balance Sheet as of September 30, 2010
	Historical	ADJUSTMENTS TO IFRS									Historical
	TALECRIS as	Debt	Inventory	Capitalize	Share Based	Income				Ex.	TALECRIS
	reported under	Issuance	Recovery	R&D Cost	Payments	Taxes	Reclassifications		TALECRIS	Rate(h)	IFRS as shown
	US GAAP	Costs (a)	(b)	(c)	(d)	(e)	(f)		IFRS	1.3652	in the Pro Forma
	(In thousands of $)										(In thousands of €)
Equity
Share capital	1,246								1,246		912
Share premium	805,473				4,624	42,654			852,751		624,634
Reserves	(37,432)	(858)	3,797	42,167	(4,624)	(25,881)			(22,831)		(16,724)

Total equity	769,287	(858)	3,797	42,167	—	16,773	—		831,166		608,822

Translation differences	54								54		40

Other comprehensive (loss) income	54	—	—	—	—	—	—		54		40

Equity attributable to the Parent	769,341	(858)	3,797	42,167	—	16,773			831,220		608,862

Minority interest									—		—

Total Equity	769,341	(858)	3,797	42,167	—	16,773	—		831,220		608,862

Non-current liabilities
Provisions							3,963	(iv)	3,963		2,903
Non-current financial liabilities	605,383	(13,239)							592,144		433,742
Other non-current liabilities	15,348						(3,963	)(iv)	11,385		8,339
Deferred tax liabilities	19,552								19,552		14,322

Total non-current liabilities	640,283	(13,239)	—	—	—	—	—		627,044		459,306

Current liabilities
Current financial liabilities	832						17,664	(v)	18,496		13,548
Trade and other payables	39,715						99,142	(vi)	138,857		101,712
Other current liabilities	198,572						(116,806	)(v)(vi)	81,766		59,893

Total current liabilities	239,119	—	—	—	—	—	—		239,119		175,153

Total Liabilities	879,402	(13,239)	—	—	—	—	—		866,163		634,459

Total Equity and Liabilities	1,648,743	(14,097)	3,797	42,167	—	16,773	—		1,697,383		1,243,321

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

				Statement of Income Nine Month Period Ended September 30, 2010
	Historical			Historical	Adjustment to IFRS						Ex.	Historical
	TALECRIS	Reclassifications		TALECRIS	Debt	Inventory	Capitalize	Shared Based	Income	TALECRIS	Rate	TALECRIS
	US GAAP Cost	to Cost		US GAAP	Issuance	Recovery	R&D Cost	Payments	Taxes	IFRS Cost	(h)	IFRS as Shown
	by Function	by Nature		Cost by Nature	Costs(a)	(b)	(c)	(d)	(e)	by Nature	1.3152	in the Pro Forma
	A	B		A+B
	(in thousands of $)			(in thousands of $)
												(in thousands of €)
Net revenue	1,190,788		Revenues
				1,190,788						1,190,788		905,405
Cost of goods sold	(670,476)	670,476

Gross profit	520,312

Operating expenses
Selling, general and administrative	(205,007)	205,007
Research and development	(50,832)	50,832

Total	(255,839)

Income from operations	264,473

		32,197	Changes in inventories of finished goods and work in progress	32,197		(285)				31,912		24,264

		5,642	Self-constructed non-current assets	5,642			8,910			14,552		11,064
		(301,900)	Supplies	(301,900)						(301,900)		(229,547)
		(347,893)	Personnel expenses	(347,893)				3,568		(344,325)		(261,804)
		(289,601)	Other operating expenses	(289,601)						(289,601)		(220,195)
		(26,482)	Amortization and depreciation	(26,482)			(15,139)			(41,621)		(31,646)
		(1,206)	Impairment and gains/(losses) on disposal of fixed assets	(1,206)						(1,206)		(917)

			Results from operating activities	261,545		(285)	(6,229)	3,568	—	258,599		196,624

Other non-operating (expense) income
Interest expense, net	(34,915)	34,915
Equity in earnings of affiliate	599	(599)

Total	(34,316)

		129	Finance income	129						129		98
		(35,044)	Finance expenses	(35,044)	516					(34,528)		(26,253)
		2,928	Exchange gains	2,928						2,928		2,226

			Financial income and expense	(31,987)	516	—	—	—	—	(31,471)		(23,929)

		599	Share of profit of equity accounted investees	599						599		455

Income before income taxes	230,157		Profit before income tax from continuing operations	230,157	516	(285)	(6,229)	3,568	—	227,727		173,150

(Provision) benefit for income taxes	(81,143)	0	Income tax (expense) benefit	(81,143)					213	(80,930)		(61,534)

			Profit after income tax from
Net income	149,014		continuing operations	149,014	516	(285)	(6,229)	3,568	213	146,797		111,616

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

				Statement of Income For The Year Ended December 31, 2009
	Historical			Historical	Adjustments to IFRS							Ex.	Historical
	TALECRIS	Reclassifications		TALECRIS	Debt	Inventory	Capitalize	Shared Based	Income	Preferred	TALECRIS	Rate	TALECRIS
	US GAAP Cost	to Cost		US GAAP	Issuance	Recovery	R&D Cost	Payments	Taxes	Dividend	IFRS Cost	(h)	IFRS as Shown
	by Function	by Nature		Cost by Nature	Costs(a)	(b)	(c)	(d)	(e)	(f)	by Nature	1.3943	in the Pro Forma
	A	B		A+B
	(In thousands of $)			(In thousands of $)
													(In thousands of €)
Net revenue
Product	1,507,754
Other	25,455

Total	1,533,209		Revenues	1,533,209							1,533,209		1,099,626
Cost of goods sold	901,077	(901,077)

Gross profit	632,132

Operating expenses
Selling, general and administrative	289,929	(289,929)
Research and development	71,223	(71,223)

Total	361,152

Income from operations	270,980

		45,523	Changes in inventories of finished goods and work in progress	45,523		(4,568)					40,955		29,373
		4,563	Self-constructed non-current assets	4,563			8,435				12,998		9,322
		(407,605)	Supplies	(407,605)							(407,605)		(292,337)
		75,000	Other operating expenses	75,000							75,000		53,790
		(483,269)	Personnel expenses	(483,269)				18,303			(464,966)		(333,476)
		(386,389)	Other operating expenses	(386,389)			500				(385,889)		(276,762)
		(28,936)	Amortization and depreciation	(28,936)			(6,718)				(35,654)		(25,571)
		(4,257)	Impairment and gains/(losses) on disposal of fixed assets	(4,257)							(4,257)		(3,053)

			Results from operating activities	347,839	—	(4,568)	2,217	18,303	—	—	363,791		260,912

Other non-operating (expense) income
Interest expense, net	(74,491)	74,491
CSL merger termination fee	75,000	(75,000)
Loss on extinguishment of debt	(43,033)	43,033
Equity in earnings of affiliate	441	(441)

Total	(42,083)

		475	Finance income	475							475		341
		(117,999)	Finance expenses	(117,999)	(1,374)					(11,744)	(131,117)		(94,038)
		(1,859)	Exchange losses / (gains)	(1,859)							(1,859)		(1,333)

			Financial income and expense	(119,383)	(1,374)	—	—	—	—	(11,744)	(132,501)		(95,030)

		441	Share of profit of equity accounted investees	441							441		316

Income before income taxes	228,897		Profit before income tax from continuing operations	228,897	(1,374)	(4,568)	2,217	18,303	—	(11,744)	231,731		166,198

(Provision) benefit for income taxes	(75,008)	0	Income tax expense	(75,008)					4,027		(70,981)		(50,908)

			Profit after income tax from
Net income	153,889		continuing operations	153,889	(1,374)	(4,568)	2,217	18,303	4,027	(11,744)	160,750		115,290

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Adjustments for IFRS:

For purpose of the unaudited pro forma condensed combined interim financial information, the historical financial information of Talecris has been converted to IFRS using an adoption date of January 1, 2009. The adjustments deemed necessary to carry out the conversion are:

(a) Debt Issuance Costs

The debt issuance cost adjustment reflects both (i) amounts capitalized under U.S. GAAP related to a 2009 Revolving Loan amendment which would be charged to operating expenses under IFRS; and (ii) amounts reported as long-term assets under U.S. GAAP reclassified as a reduction of long-term debt under IFRS. This adjustment resulted in a decrease to other assets of $14.097 million at September 30, 2010, a decrease in reserves of $0.858 million at September 30, 2010, a decrease in non current financial liabilities of $13.239 million at September 30, 2010, a decrease in profit for 2009 of $1.374 million and an increase in profit for the nine month period ended September 30, 2010 of $0.516 million.

(b) Inventory Impairment Recoveries

According to U.S. GAAP, inventory impairment provisions create a new cost basis for inventory. These provisions are only recoverable upon the sale of the related inventory. IFRS permits a recovery of previous inventory impairment charges at the time the related inventory asset value is determined to be recoverable. The IFRS adjustment resulted in an increase to inventory of $3.797 million at September 30, 2010, an increase in reserves of $3.797 million at September 30, 2010, a decrease in profit for 2009 of $4.568 million and a decrease in profit for the nine month period ended September 30, 2010 of $0.285 million.

(c) Capitalized Research and Development Costs

Talecris expenses all research and development costs under U.S. GAAP. Certain development project costs, which represent a probable future economic benefit that may be capitalized under IFRS and amortized over the expected useful economic life of the asset, are captured in this adjustment. This adjustment resulted in an increase to intangible assets (Research and Development) of $42.167 million at September 30, 2010, an increase in reserves of $42.167 million at September 30, 2010, an increase in profit for 2009 of $2.217 million and a decrease in profit for the nine month period ended September 30, 2010 of $6.229 million.

(d) Share-Based Payments

Talecris’ Long — Term Incentive Plan provides for the grant of awards in the form of incentive stock options, nonqualified stock options, share appreciation rights, restricted stock, restricted stock units, unrestricted shares of common stock, deferred shared units and performance awards. Talecris’ employees, directors and consultants are eligible to receive awards under the 2009 Plan.

The fair value of Talecris’ time-based equity awards were amortized to compensation expense on a straight-line basis over the vesting period under U.S. GAAP, while such awards are amortized on an accelerated methodology under IFRS including the remeasurement of annual compensation expense at year end for the succeeding year. This adjustment resulted in a decrease in personnel expenses of $18.303 million in 2009 and of $3.568 million for the nine month period ended September 30, 2010.

(e) Income Taxes

The income tax adjustment reflects the application of the Talecris 2009 and 2010 consolidated effective income tax rate determined under U.S. GAAP to (i) all the adjustments for IFRS which are not permanent differences for U.S. income tax provision purposes; (ii) the determination of any deferred tax assets for share-based compensation using the intrinsic value of share-based compensation considering the graded vesting methodology

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

under IFRS and reflecting the best estimate of the actual tax benefits reasonably expected to be realized when the options are exercised; and (iii) the difference in the tax basis of intercompany profits on sales to Talecris GmbH.

The IFRS adjustment resulted in an increase to deferred tax assets of $16.773 million at September 30, 2010, a net increase in equity of $16.773 million at September 30, 2010, and an increase in profit in 2009 of $4.027 million and an increase of $0.213 million for the nine month period ended September 30, 2010.

(f) Preferred Dividends

The cumulative preferred dividends on Talecris’ Series A and B preferred stock were accrued and settled upon the Initial Public Offering (“IPO”) at September 30, 2009. Under U.S. GAAP, these dividends were not required to be accrued by Talecris prior to that date. The adjustment reflects the dividends that would have been accrued during 2009 in accordance with IFRS amounting to $11.744 million and is charged as interest expense as dividends from Talecris’ Series A and B preferred stock would have been classified as a liability under IFRS. In addition to the settlement of the cumulative preferred dividends as a result of the Talecris’ IPO, all outstanding preferred shares were retired as well. Consequently, no accrued dividends or preferred stock is outstanding since the IPO.

(g) Reclassifications

The following reclassifications have been made to conform the Talecris’ presentation of the consolidated balance sheet and statement of income to the presentation of Grifols.

Unaudited Condensed Combined Interim Balance Sheet:

(i) Notes receivables classified within other non-current assets have been reclassified to non-current financial assets.

(ii) Income tax receivables classified within prepaid expenses has been reclassified to trade and other receivables.

(iii) Amounts included within prepaid expenses (except income tax receivables) have been reclassified to other current assets.

(iv) Amounts included within other non-current liabilities related to uncertain tax positions have been presented within provisions.

(v) Amounts included within other current liabilities related to interest payable have been presented within other current financial liabilities.

(vi) Amounts included within other current liabilities related to accrued goods and services and medicaid, commercial rebates, and chargebacks have been reclassified to trade and other payables.

(vii) Under IFRS, deferred tax assets are classified as non-current assets.

Unaudited Condensed Combined Statement of Income — Cost by Nature Presentation

Talecris’ U.S. GAAP Consolidated Statements of Income for the year 2009 and for the nine month period ended September 30, 2010 were prepared on a cost by activity format and the reclassification adjustments reflected are necessary to report the statement of income in accordance with a cost by nature format under IFRS.

Currency Translation

(h) Translation to Euros

Talecris’ U.S. Dollar Consolidated Statements of Income for the year 2009 and for the nine month period ended September 30, 2010 were translated to euros using the average euro/U.S. dollar exchange rate for the year

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

2009 and for the nine month period ended September 30, 2010, respectively, and Talecris’ U.S. Dollar Unaudited Consolidated Balance Sheet was translated to euros using the September 30, 2010 euro/U.S. dollar exchange rate.

3.	Pro Forma Adjustments to Talecris’ Historical Financial Statements

Talecris’ historical financial statements have been adjusted to give effect to the following items related to Talecris’ September 2009 IPO, net of related tax benefit:

(a) Loss on extinguishment of debt and preferred dividend:

This adjustment includes the following:

•	Reversal of finance charges associated with Talecris’ First and Second Lien Term Loans as a result of their repayment and termination as well as costs associated with the settlement and termination of Talecris’ interest rate swap contracts, €30.863 million. As the pro forma financial statements are prepared assuming that the transaction occurred at the beginning of the fiscal year presented (January 1, 2009), this expense has not been included in the pro forma statement of income for the year ended December 31, 2009; and

•	Represents the cumulative preferred dividends on Talecris’ Series A and B preferred stock accrued and settled upon the Initial Public Offering at September 30, 2009, €8.423 million. As the pro forma financial statements are prepared assuming that the transaction occurred at the beginning of the fiscal year presented (January 1, 2009), this expense has not been included in the pro forma statement of income for the year ended December 31, 2009.

4.	Pro forma Adjustments

Adjustments to reflect the accounting for the proposed acquisition of Talecris by Grifols

(a) Purchase price

Upon the consummation of the transaction holders of Talecris common stock will have the right to receive, for each share of Talecris common stock held at the time of the transaction a combination of (1) $19.00 in cash and (2) 0.6485 (or 0.641 for Talecris specified affiliated stockholders) of a share of Grifols non-voting shares. The unaudited pro forma condensed combined financial information has been prepared based on a nominal value of Grifols non-voting shares of par value €0.10 each. Subject to adjustment under limited circumstances the exchange ratio of 0.641 and the additional exchange ratio of 0.0075 of a Grifols non-voting share is generally fixed, which means that it will not change between the date of the merger agreement and the date of the transaction even if there are any changes in the trading price of the Talecris common stock or Grifols ordinary shares. Therefore, the U.S. dollar value of the Grifols non-voting shares received by Talecris stockholders in the transaction will depend on the market price of Grifols non-voting shares and the U.S. dollar/euro exchange rate at and after the time the transaction is completed. The exchange ratio will be adjusted if the exchange ratio would result in Grifols issuing in excess of 86.5 million Grifols non-voting shares and the additional exchange ratio will be adjusted if the additional exchange ratio would result in Grifols issuing in excess of 0.5 million Grifols non-voting shares.

The components of the estimated purchase price are as follows:

(in thousands of €)

Purchase price:
Cash (i)	1,837,171
Fair value of shares issued (ii)	878,326

2,715,497

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(i) Cash

Talecris shares(1)	132,005,590
Cash $ per share(2)	19
Cash in thousands $	2,508,106
Exchange rate $/Euros(3)	1.3652

Cash in thousands of euros	1,837,171

(1)	Talecris shares (as of September 30, 2010).

Shares outstanding based on 10Q September 30, 2010	124,915,474
Plus: Options outstanding	9,195,203
Plus: Restricted Stock Units and performance share units	752,036

Fully Converted Shares Outstanding	134,862,713

Options and Restricted Stock Converted(4)	6,338,080
Restricted Stock Units and performance share units	752,036
Shares Outstanding	124,915,474

Fully Diluted Shares Outstanding	132,005,590

(2)	Based on the merger agreement.

(3)	Exchange rate $/Euro at September 30, 2010 based on the exchange rate included elsewhere in this joint proxy statement/prospectus.

(4)	Calculated based on Treasury Method.

(ii) Estimated fair value of shares issued

Talecris fully diluted shares outstanding	132,005,590
Affiliated shares	66,196,403
Exchange ratio(1)	0.641	42,431,894

Float shares	65,809,187
Additional exchange ratio(2)	0.6485	42,677,258

Grifols shares issued in connection with the transaction		85,109,152
Price of Grifols ordinary shares (in Euros)(3)		10.32
Estimated fair value of share issued in thousands of Euros		878,326

(1)	Based on the merger agreement.

(2)	Based on the amendment no. 1 to the agreement and plan of merger.

(3)	Based on the average price on the Spanish Stock Exchanges of Grifols ordinary shares during the 20 days preceding September 30, 2010.

(iii) Preliminary Goodwill

The preliminary purchase price allocation to assets and liabilities is assumed to be as follows:

(in thousands of €)

Net assets acquired (book value) as at September 30, 2010	608,862
Purchase price	2,715,497

Preliminary goodwill(1)(2)	2,106,635

(1)	As of the date of the preparation of these unaudited pro forma condensed combined interim financial statements, a purchase price allocation, in accordance with IFRS 3 (revised), could not be completed as there was not sufficient publicly available information. When the purchase price allocation is completed, other intangible assets may be identified (i.e. licenses, in process research and development, customer relationships, etc.), which could result in a reduction of goodwill. The identification of such intangible assets could generate an amortization charge which could have an impact on the unaudited pro forma condensed combined interim statement of income.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

Based on preliminary assumptions for the fair value adjustments of tangible and intangible assets arising on the purchase price allocation, such allocation represents between 20% and 25% of the estimated goodwill of €2,107 million as of September 30, 2010. On this basis the amount of the annual depreciation and amortization expense net of the tax effect (calculated based on statutory rates of 35%) would be approximately between €18 million and €23 million.

For purposes of a potential income statement adjustment, the depreciation expense of tangible assets was estimated based on similar useful lives as those applied in the historical financial statements, being on average approximately 30 years for buildings and 10 years for machinery and equipment. Said potential adjustment relating to amortization expense of intangible assets was calculated using an estimated economic remaining life (in average approximately 14 years). Those estimated useful lives are management’s best estimate based on the available information.

(2)	Goodwill will be denominated in U.S. dollars and will be approximately $2.876 billion. The effect of future currency fluctuations between the Euro, which is the functional currency of Grifols, and the U.S. dollar will be accounted for as a currency translation adjustment.

(iv) Cash required

The cash required is the following:

(in thousands of €)

Cash and cash equivalents at Grifols	219,748
Incremental debts	1,617,423

Purchase price in cash in connection with the transaction	1,837,171

(b) Acquisition related costs

Acquisition related cost are estimated as follows:

(in thousands of €)

Acquisition related costs in U.S. dollar(2)	224,000
Exchange rate $/Euros	1.3652
Acquisition related costs in Euros	164,079
Related with debt issuance(1)	61,871
Related with capital increase and transaction related expenses	53,071

Total acquisition related costs considered in the pro formas	114,942

The acquisition costs already incurred in the nine month period ended September 30. 2010 amounts to €23.329 million (Grifols €9.713 and Talecris $17.908 million (€13.616 million)) were adjusted in the unaudited pro forma condensed combined statement of income for the nine month period ended September 30, 2010 to give the effect that the transaction occurred on January 1, 2009.

(1)	The acquisition costs related with debt issuance are estimated based on the incremental debt

(2)	Certain of these acquisition costs may relate to the income statement, however, as this could represent a material non-recurring charge which results directly from the transaction, this expense has not been included in the unaudited condensed combined pro forma statement of income.

(c) Equity

Adjustment to the equity balance consists of the following:

				Other
				Comprehensive
	Share Capital	Share Premium	Reserves	Income	Total
	(in thousands of €)

Elimination of the historical equity of Talecris	(912)	(624,634)	16,724	(40)	(608,862)
New issued equity(1)	9,423	868,903	—	—	878,326

	8,511	244,269	16,724	(40)	269,464

(1)	The consideration to purchase Talecris will be funded in part through the issuance of shares based on the exchange ratio of 0.6485 (or 0.641 for Talecris specified affiliated stockholders) Grifols non-voting shares for each issued and outstanding share of common stock of Talecris.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

The number of Grifols non-voting shares expected to be exchanged is 85,109,152, which is based upon the number of issued and outstanding shares of common stock of Talecris as of September 30, 2010, multiplied by the exchange ratio of 0.6485 (or 0.641 for Talecris specified affiliated stockholders). Based on a nominal value of Grifols shares of €0.10, €8.511 million representing the nominal value of the shares and the remainder share premium.

(d) Debt interest expenses

		Exchange	Euros
	$ Thousands	Rate $/Euros	Thousands

Purchase price in cash in connection with the transaction	2,508,106	1.3652	1,837,171
Cash and cash equivalents at Grifols	(300,000)	1.3652	(219,748)

Incremental debt to be issued	2,208,106		1,617,423
Average interest rate(1)	6.61%
Nine month period until September 30, 2010 finance expenses	109,439	1.3152	83,211
2009 Annual finance expenses	145,919	1.3943	104,654

(1)	Assumed weighted average interest rate on incremental debt. A 25 basis point increase in the interest rate on the incremental debt would increase interest expense on an annual basis by $5.5 million.

Pro forma adjustments to Talecris’ Unaudited Condensed Combined Statement of Income

(e) CSL Merger termination fee:

On August 12, 2008 Talecris entered into a definitive merger agreement with CSL Limited, under which CSL Limited agreed to acquire Talecris. On June 8, 2009, both parties agreed to terminate the definitive merger agreement. CSL Limited paid Talecris a merger termination fee of €53.790 million. For the year ended December 31, 2009, Talecris’ unaudited condensed consolidated statement of income included this income. As this is a material nonrecurring charge which results directly from the prior failed merger, this income has not been included in the unaudited pro forma condensed combined statement of income for 2009 year.

(f) Personnel expenses:

This adjustment includes the following items:

•	Non-cash equity compensation expense of €20.973 million in 2009 and €8.086 million for the nine month period ended September 30, 2010. The merger agreement contemplates that, upon completion of the merger, all the Talecris stock based awards will become fully vested and be cancelled. As this is a material nonrecurring charge which results directly from the transaction, these expenses have not been included in the corresponding unaudited condensed combined pro forma statements of income;

•	Compensation expense associated with special recognition bonus awards granted to certain Talecris employees and senior executives of €4.525 million in 2009 and €1.535 million for the nine month period ended September 30, 2010 which will be paid if the transaction closes. As this is a material nonrecurring charge which results directly from the transaction, this expense has not been included in the unaudited pro forma condensed combined statement of income for the periods presented; and

•	Merger related retention expenses, including fringe benefits, related to Talecris/CSL Limited terminated merger agreement, €6.553 million. As this is a material nonrecurring charge which resulted directly from the prior failed Talecris/CSL Limited merger, this expense has not been included in the unaudited condensed combined pro forma statement of income for the year ended December 31, 2009.

(g) Tax effect:

The tax effect on the pro forma adjustments has been calculated using the U.S. statutory Federal income tax rate of 35%.

COMPARATIVE PER SHARE DATA

The following table sets forth (1) selected historical per share information for Grifols ordinary shares, (2) selected historical per share information for Talecris, and (3) pro forma combined per share information after giving effect to the transaction, assuming that $19.00 in cash and 0.6485 (or 0.641 for Talecris specified affiliated stockholders) Grifols non-voting shares had been issued and delivered as merger consideration for each outstanding share of Talecris common stock. Currently there is no market for the Grifols non-voting shares and there is no assurance that a market for the Grifols non-voting shares or for the Grifols new ADSs will develop or that the trading value or liquidity of those securities will be equivalent or similar to the trading value or liquidity of the existing Grifols ordinary shares or the existing ADSs of Grifols. Talecris stockholders should consider that the Grifols non-voting shares may trade at a significant discount relative to the Grifols ordinary shares due to the possibility of less liquidity, their lack of voting rights or other factors.

You should read this information in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements and the related notes of each of Grifols and Talecris, which are included as part of this joint proxy statement/prospectus.

The pro forma amounts in the table below are unaudited and are presented for informational purposes only. You should not rely on the pro forma combined amounts as being necessarily indicative of the results of operations that would have been reported by the combined company had the transaction been in effect during 2009, or for the nine months ending September 30, 2010, or that may be reported in the future. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of transaction-related costs, or other factors that may result as a consequence of the transaction and, accordingly, does not attempt to predict or suggest future results. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 23 for a more complete discussion.

Information presented in the table below reflects the following:

•	Pro forma basic and diluted earnings per share are based on the combined results of Grifols and Talecris prepared in accordance with IFRS and U.S. GAAP, respectively. Talecris’ U.S. GAAP results have been adjusted to IFRS and translated to euros for purposes of presentation in the unaudited pro forma condensed combined financial information. Earnings per share, basic and diluted, are stated in euros.

•	Pro forma combined amounts are presented as if the transaction had been effective for the year 2009 presented based on the “acquisition method” as defined by International Financial Reporting Standard No. 3 (revised) Business Combinations.

	Year Ended	Nine Months Ended
	December 31, 2009	September 30, 2010

Grifols — Historical (in euros)
Historical per Grifols ordinary share:
Basic earnings	0.71	0.46
Diluted earnings	0.71	0.46
Dividends(1)	0.38	0.13
Book value(2)	2.72	3.17
Pro Forma Combined (in euros)
Pro forma per combined company share:
Basic earnings	0.70	0.59
Diluted earnings	0.70	0.59
Dividends	N/A	N/A
Book value(2)	3.85	4.75
Talecris — Historical (in dollars)
Historical per Talecris share:
Basic earnings	4.56	1.21
Diluted earnings	1.50	1.16
Dividends(1)	0.00	0.00
Book value(2)	4.76	6.16

(1)	Dividends paid during the year/period

(2)	At the end of the reported period on shares outstanding

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Share and Dividend Information

Grifols

Grifols ordinary shares have been listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System under the ticker symbol “GRF” since May 2006. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of Grifols ordinary shares on the Spanish Stock Exchanges.

The Grifols non-voting shares to be issued and delivered by Grifols to Talecris shareholders will have substantially similar dividend and other economic rights as the existing Grifols ordinary shares but will differ from the existing Grifols ordinary shares in some important respects as set forth under the section entitled “Description of Grifols’ Share Capital — Grifols Non-Voting Shares (Class B shares).”

As of the date of this joint proxy statement/prospectus, Grifols does not have any issued and outstanding Grifols non-voting shares or Grifols new ADSs, and accordingly, there is currently no trading in the Grifols non-voting shares or Grifols new ADSs. Talecris and Grifols expect that the Grifols non-voting shares will be traded on NASDAQ in the form of Grifols new ADSs, evidenced by ADRs, and each Grifols new ADS will represent one-half (0.5) of one Grifols non-voting share. There is no assurance that a market for the Grifols non-voting shares or for Grifols new ADSs will develop or that the trading value or liquidity of those securities will be equivalent or similar to the trading value or liquidity of Grifols ordinary shares or the existing ADSs of Grifols. Talecris stockholders should consider that the Grifols non-voting shares may trade at a significant discount relative to the Grifols ordinary shares due to the possibility of less liquidity, their lack of voting rights or other factors.

Price Range of Grifols Ordinary Shares

The following table sets forth the high and low closing prices, in euros, for Grifols ordinary shares for the periods indicated, as reported on the Automated Quotation System:

	Grifols Ordinary Shares
	High	Low
	(Euros)

Fiscal Year 2006
Annual (from May 17, 2006)	10.08	4.99
Fiscal Year 2007
Annual	18.25	10.11
Fiscal Year 2008
First Quarter	16.63	13.28
Second Quarter	20.53	15.77
Third Quarter	20.53	17.67
Fourth Quarter	17.69	11.76
Fiscal Year 2009
First Quarter	14.29	10.30
Second Quarter	13.45	11.07
Third Quarter	13.19	11.92
Fourth Quarter	12.88	11.01
Fiscal Year 2010
First Quarter	12.44	10.12
Second Quarter	11.60	8.44
July	8.76	8.32
August	9.65	8.85
September	10.93	9.55
October	11.64	10.45
November	11.56	8.90
December	12.45	8.11
Fiscal Year 2011
January (through January 6)	10.40	10.00

Dividends

The following table sets forth the dividends per Grifols ordinary share paid by Grifols with respect to the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007. Grifols has recently paid annual dividends to its stockholders. Interim dividends are normally declared and paid by the Grifols Board of Directors on account of the results of the then-current fiscal year.

Cash dividends are paid by Grifols in euros, and exchange rate fluctuations between the euro and the U.S. dollar will affect the U.S. dollar amounts received by holders of Grifols new ADSs. See the sections entitled “The Transaction — Grifols’ Dividend Policy” and “Description of Grifols’ Share Capital — Grifols Ordinary Shares (Class A Shares) — Dividends.”

			Gross per Share	Net per Share
Year	Type	Payment Date	Amount	Amount(2)
			(Euros)	(Euros)

2009	Ordinary	July 1, 2010	0.12789208	0.10359258
	Interim	December 18, 2009	0.15305538	0.12550541
2008	Ordinary	July 2, 2009	0.23209553	0.19031833
2007	Ordinary	July 23, 2008	0.11740120	0.09626899
	Extraordinary(1)	June 23, 2008	0.04760150	0.04760150

(1)	Dividends paid out of distributable reserves (shares premiums reserves).

(2)	Net of Spanish withholding tax. The Spanish withholding tax rate was 18% in 2007, 2008 and 2009 and 19% in 2010.

As of June 18, 2010, the most recent date for which it was practicable to obtain this information, there were 31,942 registered holders of Grifols ordinary shares.

The terms of the financing contain limitations on Grifols’ ability to pay ordinary dividends, and Grifols does not expect to be able to declare dividends in cash at recent levels for some period of time following the completion of the transaction. See “The Transaction — Financing.”

Talecris

Talecris’ common stock, par value $0.01, has been listed on the NASDAQ Global Select Market under the symbol “TLCR,” since October 1, 2009. Prior to that time, there was no public market for Talecris common stock. The initial public offering price of Talecris common stock on October 1, 2009 was $19.00 per share.

Price Range of Talecris Common Stock

The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of Talecris common stock as reported on NASDAQ.

	Talecris Common Stock
	High	Low
	(U.S. dollars)

Fiscal Year 2009
Fourth Quarter (from October 1, 2009)	23.44	18.01
Fiscal Year 2010
First Quarter	24.41	19.77
Second Quarter	23.09	15.70
Third Quarter	23.30	20.95
Fourth Quarter	24.63	21.30
Fiscal Year 2011
First Quarter (through January 6, 2011)	23.32	22.70

Dividends

Talecris has not issued a dividend to its common stockholders while its shares have been publicly traded. See the sections entitled “The Merger Agreement — Conduct of Business Pending the Transaction” and “Management’s

Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Liquidity and Capital Resources — Cash Flow Analysis — Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings — Sources of Credit — 2) Revolving Credit Facility” for certain limitations on Talecris’ ability to pay dividends to holders of its common stock under the merger agreement and Talecris’ revolving credit facility, respectively.

As of January 11, 2011, the record date for the Talecris special meeting, there were approximately 45 holders of record of Talecris common stock. The number of holders of record is based upon the actual number of holders registered at such date and does not include holders of shares in “street names” or persons, partnerships, associates, corporations or other entities identified in security position listings maintained by depositories. As of January 11, 2011, Talecris Holdings held approximately 49% of outstanding Talecris common stock. Talecris Holdings is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings, LLC.

Market Information

Grifols does not currently have any issued and outstanding Grifols non-voting shares or Grifols new ADSs, and accordingly, there currently is no trading in the Grifols non-voting shares or Grifols new ADSs. There is no assurance that a market for the Grifols non-voting shares or for the Grifols new ADSs will develop or that the trading value or liquidity of those securities will be equivalent or similar to the trading value or liquidity of the Grifols ordinary shares or the Grifols new ADSs. Talecris stockholders should consider that the Grifols non-voting shares may trade at a significant discount relative to the Grifols ordinary shares due to the possibility of less liquidity, their lack of voting rights or other factors.

The following table represents the closing sales prices of Grifols ordinary shares (in euros and translated into U.S. dollars) and Talecris common stock on June 4, 2010, the last trading day before the public announcement of the proposed transaction, on June 7, 2010, the day of the public announcement of the proposed transaction and on January 6, 2011, the last practicable date prior to the date of this joint proxy statement/prospectus.

				Closing Price
	Closing Price of Grifols Ordinary Shares			of Talecris
		Exchange		Common Stock
Date	(Euros)	Rate ($/ €)	(U.S. Dollars)	(U.S. Dollars)

June 4, 2010	9.267	1.1998	11.119	15.92
June 7, 2010	8.479	1.1959	10.140	20.01
January 6, 2011	10.235	1.3036	13.34	22.95

You are urged to obtain current market quotations prior to making any decision with respect to this transaction.  The market price of Grifols ordinary shares and Talecris common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the transaction. No assurance can be given concerning the market price of Grifols ordinary shares or Talecris common stock before or after the effective date of the transaction, nor of the market price of Grifols non-voting once they are delivered in the context of the transaction.

Grifols will apply to have the Grifols non-voting shares, which will be issued and delivered as part of the merger consideration, listed on NASDAQ in the form of the Grifols new ADSs, as evidenced by ADRs. In addition, Grifols will apply to have the Grifols non-voting shares admitted to listing on the Spanish Stock Exchanges, and quotation on the Automated Quotation System. Approval for these listings, subject to official notice of issuance, is a condition to the completion of the transaction.

If the transaction is completed, Talecris common stock will no longer be listed on NASDAQ and will be deregistered under the Exchange Act.

EXCHANGE RATES

The following tables show, for the periods indicated, the exchange rate between the U.S. dollar and the euro. This information is provided solely for your information and Grifols and Talecris do not represent that euros could be converted into U.S. dollars at these rates or at any other rate, during the periods indicated or at any other time. These rates are not the rates used by Grifols in the preparation of its consolidated financial statements included in this joint proxy statement/prospectus.

The data provided in the following table are expressed in U.S. dollars per euro and are based upon the “closing mid-point” exchange rate in respect of each such specified day in the “currencies and money” segment in the “Companies and Markets” section of the Financial Times, U.S. edition, or if not reported therein, another authoritative source.

On June 4, 2010, the last trading day before the public disclosure of the transaction, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $1.2036 = €1.00. On June 7, 2010, the day of the public disclosure of the transaction, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $1.1930 = €1.00. On January 6, 2011, the most recent practicable day prior to the date of this document, the exchange rate was $1.3036 = €1.00.

	Period End	Average Rate
Annual Data (Year Ended December 31,)	($)	($)(1)

2005	1.1795	1.2442
2006	1.3187	1.2563
2007	1.4621	1.3708
2008	1.3901	1.4709
2009	1.4348	1.3943

	Period End	Average Rate
Interim Data (Nine Months Ended September 30,)	($)	($)(1)

2010	1.3652	1.3152

(1)	The average rates for the interim and annual periods were calculated by taking the simple average of the daily mid rates during the relevant period.

	High	Low
Recent Monthly Data	($)	($)

First Quarter	1.4547	1.3343
April 2010	1.3627	1.3204
May 2010	1.3175	1.2221
June 2010	1.2383	1.1930
July 2010	1.3085	1.2455
August 2010	1.3292	1.2627
September 2010	1.3652	1.2726
October 2010	1.4085	1.3682
November 2010	1.4225	1.3018
December 2010	1.3416	1.3063
January 2011 (through January 6)	1.3416	1.3036

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Grifols, Talecris and the combined company and may include statements for periods following the completion of the transaction. Forward-looking statements are typically identified by words such as “may,” “anticipate,” “believe,” “estimate,” “predict,” “expect,” “intend,” “forecast,” “will,” “would,” “should” or the negative of such terms or other variations on such terms or comparable or similar words or expressions.

These forward-looking statements reflect, as applicable, Grifols’ or Talecris’ management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to:

•	Risks Relating to the Transaction

•	the Grifols non-voting shares may trade at a significant discount relative to the Grifols ordinary shares due to the possibility of less liquidity, their lack of voting rights or other factors;

•	no current public market for the Grifols non-voting shares or Grifols new ADSs so value of a portion of merger consideration is uncertain;

•	material differences between the current rights of Talecris stockholders and holders of Grifols non-voting shares or Grifols new ADSs;

•	difficulties in developing a liquid trading market for the new ADSs;

•	difficulties and delays in obtaining regulatory approvals for the transaction;

•	the ability to consummate the transaction;

•	difficulties and delays in achieving synergies and cost savings and/or meeting restrictive covenants in lending agreements;

•	disruptions from the pending transaction;

•	costs relating to the transaction;

•	the outcome of litigation and regulatory proceedings to which Talecris or Grifols may be a party;

•	U.S. and Spanish tax consequences of the transaction for the Talecris stockholders; and

•	Talecris stockholders will have a smaller portion of the equity in the combined company than they have in Talecris.

•	Risks Relating to the Combined Company

•	the combined company will have substantial indebtedness, which will increase its vulnerability to general adverse economic and industry conditions and limit its ability to pursue strategic alternatives and react to changes in its business;

•	substantial indebtedness may limit the combined company’s ability to pay dividends;

•	the combined company may fail to realize some or all of the anticipated costs savings, growth opportunities and synergies;

•	Grifols will incur transaction, integration and restructuring costs in connection with the transaction; and

•	Grifols is a foreign private issuer and is exempt from a number of rules under the Exchange Act and is permitted to file less information with the SEC than a company incorporated in the United States.

•	Risks Relating to the Healthcare Industry

•	changes in legal requirements affecting Grifols’ and Talecris’ industries;

•	the impact of competitive products and pricing and actions of competitors;

•	recently enacted U.S. healthcare legislation, new legislation, regulatory action or legal proceedings affecting, among other things, the U.S. healthcare system, pharmaceutical pricing and reimbursement, including Medicaid, Medicare and the Public Health Service Program; and

•	legislation or regulations in markets outside of the United States affecting product pricing, reimbursement, access, or distribution channels.

•	Risks Relating to Grifols’ and Talecris’ Businesses

•	the unprecedented volatility in the global economy and fluctuations in the financial markets;

•	interest rates and availability and cost of financing opportunities;

•	interest rate fluctuations impacting Grifols’ and/or Talecris’ credit facilities;

•	changes in currency exchange rates;

•	changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the countries in which Talecris or Grifols do business;

•	Grifols’ and Talecris’ ability to maintain compliance with government regulations and licenses, including those related to plasma collection, production, and marketing;

•	Talecris’ ability to resume or replace sales to countries affected by its FCPA investigation;

•	the risk that the future business operations of Talecris or Grifols will not be successful;

•	development of new products and services; the timing of, and Grifols’ and Talecris’ ability to, obtain and/or maintain regulatory approvals for new product candidates, the rate and degree of market acceptance, and the clinical utility of their respective products;

•	Grifols’ and Talecris’ ability to identify growth opportunities for existing products and their respective ability to identify and develop new product candidates through their respective research and development activities;

•	the impact of geographic and product mix on Grifols’ and Talecris’ sales and gross profit;

•	Grifols’ and Talecris’ ability to protect intellectual property rights;

•	Grifols’ and Talecris’ ability to maintain and improve cost efficiency of operations, including savings from restructuring actions;

•	the impact of Talecris’ substantial capital plan over the next five years;

•	reliance on third parties for manufacturing of products and provision of services;

•	Talecris’ and Grifols’ ability to procure adequate quantities of plasma and other materials which are acceptable for use in their respective manufacturing processes;

•	unexpected shut-downs of Grifols’ and Talecris’ manufacturing and storage facilities or delays in opening new planned facilities;

•	Grifols’ and Talecris’ ability to manufacture at appropriate scale to meet the market’s demand for their respective products;

•	fluctuations in the balance between supply and demand with respect to the market for plasma-derived products;

•	Grifols’ and Talecris’ and its suppliers’ ability to adhere to cGMP;

•	results in Grifols’ and Talecris’ prospective financial information may not be realized; and

•	other factors that are set forth below under the section entitled “Risk Factors.”

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols or Talecris.

All written and oral forward-looking statements concerning the transaction or other matters addressed in this joint proxy statement/prospectus and attributable to Grifols, Talecris or the combined company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus. Except as required by law, neither Grifols nor Talecris assume any obligation to update any forward-looking statements after the date of this joint proxy statement/prospectus as a result of new information or future events or developments.

RISK FACTORS

In addition to general investment risks and the other information included in this joint proxy statement/prospectus, including the matters under the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption of the merger agreement and the transactions contemplated by the merger agreement, in the case of Talecris stockholders, or for approval of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders, in the case of a Grifols shareholder. In addition, you should read and consider the risks associated with each of the businesses of Grifols and Talecris because these risks will also affect the combined company.

Risks Relating to the Transaction

We cannot guarantee that an active trading market for the Grifols non-voting shares or the Grifols new ADSs will develop, which will limit your ability to sell such securities after the transaction. In addition, the Grifols non-voting shares and Grifols new ADSs may be negatively impacted by, or may trade at a significant discount relative to, the Grifols ordinary shares due to the possibility of less liquidity or by the lack of voting rights associated with the Grifols non-voting shares and Grifols new ADSs.

There is currently no public market for the Grifols non-voting shares or the Grifols new ADSs. Grifols will apply to have the Grifols non-voting shares, which will be issued and delivered as part of the merger consideration, listed on NASDAQ in the form of Grifols new ADSs, as evidenced by ADRs. In addition, Grifols will apply to have the Grifols non-voting shares admitted to listing on the Spanish Stock Exchanges, and quotation on the Automated Quotation System. There is no assurance that a market for the Grifols non-voting shares or for the Grifols new ADSs will develop or that the trading value or liquidity of those securities will be equivalent or similar to the trading value or liquidity of the Grifols ordinary shares and the existing ADSs of Grifols. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of the Grifols non-voting shares and the Grifols new ADSs.

In addition, the Grifols non-voting shares and the Grifols new ADSs may be negatively impacted by, or may trade at a significant discount relative to, the Grifols ordinary shares due to the possibility of less liquidity or by the lack of voting rights associated with the Grifols non-voting shares and the Grifols new ADSs.

Because there is currently no public market for the Grifols non-voting shares or Grifols new ADSs, Talecris stockholders cannot be sure of the value of a portion of the merger consideration they will receive.

Upon completion of the transaction, holders of Talecris common stock will have the right to receive, for each share of Talecris common stock held at the time of the transaction, a combination of (1) $19.00 in cash and (2) subject to adjustment under limited circumstances, 0.6485 of a share of the Grifols non-voting shares, except for Talecris specified affiliated stockholders (see “The Merger Agreement — Merger Consideration”) (who will receive, for each share of Talecris common stock held, a combination of (a) $19.00 in cash and (b) 0.641 of a share of Grifols non-voting shares), nominal value €0.10 each. Certain information in this joint proxy statement/prospectus assumes that trading value of the Grifols non-voting shares in the past was, and in the future will be, equivalent to the trading value of the Grifols ordinary shares. However, because there is currently no public market for the Grifols non-voting shares or the Grifols new ADSs, Talecris stockholders cannot be sure of the value of a portion of the merger consideration they will receive.

Following completion of the transaction, the market value of the Grifols non-voting shares and Grifols new ADSs to be issued and delivered in the Talecris-Grifols merger and the U.S. dollar/euro exchange rate will fluctuate. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Grifols’, Talecris’ and the combined company’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Grifols’, Talecris’ and the combined company’s control.

There will be material differences between the current rights of Talecris stockholders and the rights they can expect to have as a holder of the Grifols non-voting shares or Grifols new ADSs.

Upon completion of the transaction, Talecris stockholders will receive cash and the Grifols non-voting shares, which will be traded in the form of Grifols new ADSs, as merger consideration and will become Grifols shareholders. Talecris stockholders receiving the merger consideration will have different rights once they become Grifols shareholders due to differences between the governing documents of Talecris and Grifols, and the terms of, and documents governing, the Grifols non-voting shares and Grifols new ADSs. Grifols is a company organized under the laws of Spain and the rights of holders of the Grifols non-voting shares will be governed directly, and the rights of holders of Grifols new ADSs are governed indirectly, by Spanish corporate law, as may be amended in the future, and by Grifols’ ByLaws, which are also subject to change in the future. The rights of shareholders under Spanish law and the rights of stockholders under Delaware law differ in various respects. In addition, the rights of holders of Grifols new ADSs are governed by New York law and the deposit agreement under which the Grifols new ADSs will be deposited.

Accordingly, there will be material differences between the current rights of Talecris stockholders and the rights they can expect to have as holder of Grifols non-voting shares. In particular, holders of the Grifols non-voting shares generally will not have voting rights, except with respect to certain extraordinary matters. As a result, holders of the Grifols non-voting shares will have less ability to influence ordinary corporate actions than they currently have. In addition, Grifols non-voting shares will have a preferred dividend, a liquidation preference and redemption and subscription rights as set forth in the section entitled “Description of Grifols’ Share Capital — Grifols Non-Voting Shares (Class B Shares).”

Furthermore, Grifols is a foreign private issuer under the rules and regulations of the SEC and, thus, is exempt from a number of rules under the Exchange Act and is permitted to file less information with the SEC than Talecris is currently required to file. Accordingly, after the transaction, if you continue to hold Grifols new ADSs or the Grifols non-voting shares, you may receive less information about the combined company than you currently receive about Talecris and be afforded less protection under the U.S. federal securities laws than you are currently afforded. See the section entitled “Comparison of Your Rights as a Holder of Talecris Common Shares and Your Rights as a Potential Holder of Grifols Non-Voting Shares or Grifols New ADSs” for a more detailed discussion of the differences between the rights of shareholders of Grifols and the stockholders of Talecris.

In addition, the tax consequences of holding Grifols non-voting shares will be different than the tax consequences of holding Talecris common stock. The Talecris-Grifols merger will be fully taxable to Talecris stockholders for U.S. federal income tax purposes and a U.S. holder generally will be subject to U.S. federal income tax on any dividends received with respect to the Grifols new ADSs received in the transaction and any gain recognized on the disposition of such Grifols new ADSs. In addition, a non-Spanish Holder (as defined in the section entitled “Material Spanish Tax Considerations”) of the Grifols new ADSs received in the transaction generally will be subject to Spanish withholding tax (currently at a rate of 19%) on the gross amount of any dividends received with respect to such Grifols new ADSs and may be subject to Spanish Non-Resident Income Tax on any capital gains obtained on the disposition of such Grifols new ADSs.

Any delay in obtaining such governmental consents, or any conditions imposed in connection with the granting of such consents, may jeopardize or postpone the transaction, result in additional expense or reduce the anticipated benefits of the transaction.

The transaction is subject to the satisfaction of a number of conditions beyond the control of Grifols and Talecris that may prevent, delay or otherwise materially adversely affect its completion. See the section entitled “The Merger Agreement — Conditions to Complete the Transaction.” Grifols will need to obtain antitrust approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the SEC will need to declare this registration statement effective. The transaction was approved by the German Federal Cartel Office on August 23, 2010 and by the NCC on November 4, 2010. In addition, it is a condition to Talecris’ obligation to complete the transaction that the prospectus in connection with the non-voting shares must have been approved by, and registered with, the Spanish Comisión Nacional del Mercado de Valores, or the CNMV, and the deed of capital increase and that the deed of ByLaw amendments have been granted before a Spanish public notary, and registered by the Commercial

Registry of Barcelona. Under applicable law or regulation, one or both of Talecris and Grifols may not be permitted to complete the merger if any of the mutual conditions or any of the Talecris conditions relating to valid issuance of the Grifols non-voting shares or relating to the deeds and by-law amendments necessary for the issuance of the Grifols non-voting shares are not satisfied, even if waived by Talecris. The governmental agencies from which the parties seek approvals have broad discretion in administering relevant laws and regulations.

As a condition to approval of the transaction, agencies may impose conditions, restrictions, qualifications, requirements or limitations that could negatively affect the way the combined company conducts business or impair the benefits Grifols anticipates the Talecris-Grifols merger will create. Any such conditions, restrictions, qualifications, requirements or limitations imposed by one or more agencies could adversely affect Grifols’ ability to integrate the business of Talecris or reduce the anticipated benefits of the Talecris-Grifols merger.

Grifols and Talecris cannot predict whether and when conditions to the transaction will be satisfied or whether any condition, restriction, qualification, requirement or limitation may be imposed as a condition to the approval of the transaction. Any delay in completing the transaction may significantly reduce the anticipated benefits that Grifols and Talecris expect to achieve if they successfully complete the transaction within the expected time frame and integrate their respective businesses.

Grifols or Talecris may waive one or more of the conditions to the transaction without resoliciting stockholder approval for the transaction.

Each of Talecris’, Grifols’ and Grifols Inc.’s obligations to effect the transaction is subject to the satisfaction or waiver of the mutual conditions, which include: (1) the adoption of the merger agreement by Talecris stockholders; (2) the approval by the Grifols shareholders of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders; (3) the absence of any temporary restraining order, or preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction that prohibits or prevents the completion of the Talecris-Grifols merger; (4) the absence of any law enacted, issued, enforced, entered, or promulgated that prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement; (5) the expiration or termination of all applicable waiting periods under the HSR Act and the German Antitrust Act (the transaction was approved by the German Federal Cartel Office on August 23, 2010); (6) the receipt of all applicable approvals and authorizations under the Spanish Defense of Competition Law (the transaction was approved by the NCC on November 4, 2010); and (7) the effectiveness under the Securities Act of the registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part, and the absence of any stop order or proceedings initiated by the SEC for that purpose.

Talecris’ obligation to effect the Talecris-Grifols merger is subject to the satisfaction or waiver of the additional closing conditions for Talecris’ benefit, which include: (1) the truth and correctness of Grifols’ representations and warranties, subject to specified materiality thresholds, as of the date of the merger agreement and as of the closing date of the transaction; (2) the performance or compliance, in all material respects, of Grifols and Grifols Inc. of their obligations under the merger agreement at or prior to the consummation of the transaction; (3) the approval and registration of a prospectus relating to the Grifols non-voting shares or of such other documentation required under applicable Spanish law; (4) the valid issuance of the Grifols non-voting shares; (5) the granting before a Spanish public notary, and registration by the Commercial Registry (Registro Mercantil) of Barcelona, of the necessary deeds in connection with the issuance of the Grifols nonvoting shares and the amendments of the Grifols’ ByLaws (estatutos), which is referred to as Grifols’ ByLaws, required for such issuance; and (7) the admission of the Grifols non-voting shares for listing on the Spanish Stock Exchanges, and quotation on the Automated Quotation System and the approval for listing on NASDAQ of the Grifols non-voting shares in the form of Grifols new ADSs evidenced by ADRs, subject to official notice of issuance.

Grifols’ and Grifols Inc.’s obligation to effect the Talecris-Grifols merger is subject to the satisfaction or waiver of the additional closing conditions for Grifols’ benefit, which include: (1) the truth and correctness of Talecris’ representations and warranties, subject to specified materiality thresholds, as of the date of the merger agreement and as of the closing date of the transaction; (2) the performance or compliance, in all material respects, of Talecris of its obligations under the merger agreement at or prior to the consummation of the transaction; (3) the delivery by Stream Merger Sub of the resignation of each member of its Board of Directors, effective as of the closing of the Talecris-Grifols merger; and (4) the dissenting shares condition.

Any of the conditions described above may be waived at any time, before or after the receipt of Talecris stockholder approval. Under the merger agreement, the mutual conditions may be waived by both Grifols and Talecris acting together, the additional closing conditions for Talecris’ benefit may be waived by Talecris in its sole discretion and the additional closing conditions for Grifols’ benefit may be waived by Grifols in its sole discretion, in each case, to the extent permitted by law. However, stockholders are advised that, under applicable law or regulation, one or both parties may not be permitted to complete the merger if any of the mutual conditions or any of the Talecris conditions relating to valid issuance of the Grifols non-voting shares or relating to the deeds and by-law amendments necessary for the issuance of the Grifols non-voting shares are not satisfied, even if waived by Talecris.

If the Grifols Board of Directors or the Talecris Board of Directors determines that resolicitation of their respective company’s stockholders or shareholders is not warranted, the applicable company will have the discretion to complete the transaction without seeking further stockholder or shareholder approval.

The proposed transaction between Grifols and Talecris may adversely affect operations and financial performance.

The announcement of the proposed transaction of Grifols and Talecris may result in the loss of key employees, suppliers and customers. The demand on the companies’ managements’ time and the companies’ resources relating to regulatory approvals and integration planning may interfere with day-to-day oversight of operations. As a result, the companies’ operations and financial performance could be adversely affected while they prepare for the transaction or in future periods should the transaction occur.

Lawsuits have been filed against Talecris, Grifols, and certain officers and directors of Talecris challenging the transaction, and any adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the transaction.

Four purported class action lawsuits have been filed by Talecris stockholders challenging the proposed transaction. Two of the lawsuits were filed in the Court of Chancery of the State of Delaware and have been consolidated under the caption In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL. The other two lawsuits were filed in the Superior Court of the State of North Carolina and are captioned Rubin v. Charpie, et al., No. 10 CV 004507 (North Carolina Superior Court, Durham County), and Kovary v. Talecris Biotherapeutics Holdings Corp., et al., No. 10 CV 011638 (North Carolina Superior Court, Wake County). The lawsuits name as defendants Talecris, the members of the Talecris Board of Directors, Grifols, S.A. and its subsidiary, Grifols Inc., and, in the Delaware consolidated action, Talecris Holdings and Stream Merger Sub, Inc. The two North Carolina actions have been stayed.

All of the lawsuits allege that the individual defendants (and, in the consolidated Delaware action, Talecris Holdings) breached their fiduciary duties to the Talecris stockholders in connection with the proposed transaction with Grifols, and that Grifols (and, in one of the North Carolina cases, Talecris, and in the Delaware action, Grifols Inc.) aided and abetted those breaches. The Delaware complaint alleges, among other things, that the consideration offered to Talecris stockholders pursuant to the proposed transaction is inadequate; that the Talecris Board of Directors failed to take steps to maximize stockholder value; that Talecris’ IPO and debt refinancing in 2009 were intended to facilitate a sale of Talecris; that Cerberus and Talecris Holdings arranged the proposed merger for the benefit of Cerberus, without regard to the interests of other stockholders; that the voting agreements impermissibly lock up the transaction; that the merger agreement contains terms, including a termination fee, that favor Grifols and deter alternative bids; and that the preliminary Form F-4 filed on August 10, 2010 contains material misstatements and/or omissions, including with respect to the availability of appraisal rights in the merger; the purpose and effects of the Virginia reincorporation merger; the antitrust risks of the proposed transaction; the financial advisors’ analyses regarding the Grifols’ non-voting stock to be issued in connection with the transaction; and the fees to be paid to Morgan Stanley by Talecris and Grifols in connection with the proposed transaction. The Delaware complaint also alleges that Talecris stockholders are entitled to appraisal rights in connection with the transaction pursuant to Section 262 of the Delaware General Corporation Law, and that the transaction violates the Delaware General Corporation Law by failing to provide such rights. The Delaware action seeks equitable and injunctive relief, including a determination that the stockholders have appraisal rights in connection with the merger, and damages. On October 29, 2010, the parties to the Delaware litigation entered into a Memorandum of Understanding, or MOU, reflecting an agreement in principle to settle that litigation. The MOU provides, among other things, for the provision of appraisal rights in accordance with DGCL 262 in connection with the transaction as described at pages 135-137; for an increase in the merger consideration by an additional 500,000 shares of Grifols non-voting shares to holders of Talecris common stock other than the Talecris specified affiliated stockholders as described at pages 144-145; and for certain additional disclosures provided herein. The MOU also provides for a dismissal of the action with prejudice and a release of claims. The settlement is subject, among other things, to formal documentation, notice to the class and final court approval.

One of the conditions to the completion of the transaction is that no temporary restraining order, or preliminary or permanent injunction, or other judgment or order issued by a court or other governmental entity that prohibits or prevents the completion of the Talecris-Grifols merger shall be in effect. A preliminary injunction could delay or jeopardize the completion of the transaction, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transaction. An adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the transaction.

Talecris stockholders will need to consider the U.S. federal income tax consequences of the transaction and of owning and disposing of Grifols non-voting shares, which will trade in the form of Grifols new ADSs, received in the transaction.

The Talecris-Grifols merger will be fully taxable to Talecris stockholders for U.S. federal income tax purposes. In general, a U.S. holder of Talecris common stock who receives the merger consideration pursuant to the Talecris-Grifols merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (1) the sum of the fair market value as of the date of the Talecris-Grifols merger of the Grifols non-voting shares, which will trade in the form of Grifols new ADSs, received and the amount of cash (including cash in lieu of fractional Grifols non-voting shares) received and (2) the U.S. holder’s adjusted tax basis in the shares of Stream Merger Sub common stock received in the reincorporation merger, which is expected to be the U.S. holder’s adjusted tax basis in the U.S. holder’s Talecris common stock exchanged for the Stream Merger Sub common stock in the reincorporation merger.

In addition, a U.S. holder generally will be subject to U.S. federal income tax on any dividends received with respect to the Grifols new ADSs received in the transaction and any gain recognized on the disposition of such Grifols new ADSs.

Tax matters are complicated, and the U.S. federal income tax consequences of the transaction and the ownership and disposition of the Grifols new ADSs to each Talecris stockholder will depend on the facts of each stockholder’s situation. Talecris stockholders are urged to read carefully the section entitled “Material U.S. Federal Income Tax Considerations” and to consult their own tax advisors for a full understanding of the tax consequences of their participation in the transaction and their ownership and disposition of the Grifols new ADSs.

Talecris stockholders will need to consider the Spanish tax consequences of owning and disposing of Grifols non-voting shares, which will trade in the form of Grifols new ADSs, received in the transaction.

A non-Spanish Holder (defined as a beneficial owner of the Grifols non-voting shares and Grifols new ADSs, referred to herein as the Grifols Non-voting Securities, who is an individual or corporation resident for Spanish tax purposes in any country other than Spain whose ownership of the Grifols Non-voting Securities is not effectively connected with a permanent establishment in Spain) of the Grifols Non-voting Securities received in the transaction generally will be subject to Spanish withholding tax (currently at a rate of 19%) on the gross amount of any dividends received with respect to such Grifols Non-voting Securities. Notwithstanding the above, exemptions or reduced rates may be applicable under Spanish Tax Law, as set forth in the section entitled “Material Spanish Tax Considerations”.

Non-Spanish Holders resident for tax purposes in countries that have entered into a Treaty with Spain may benefit from a reduced tax rate or an exemption on dividends, subject to the satisfaction of any conditions specified in the relevant Treaty and Spanish domestic rules. Specifically, by virtue of the U.S.-Spain Treaty, non-Spanish Holders resident for tax purposes in the United States may benefit from a reduced rate of withholding tax of 15% on the gross amount of any dividend, subject to fulfilling certain requirements and providing the depositary of the Grifols Non-voting Securities with appropriate evidence of tax residence.

Likewise, a non-Spanish Holder of the Grifols Non-voting Securities received in the transaction may be subject to Spanish Non-Resident Income Tax on any capital gains from the transfer or disposal of such Grifols Non-voting Securities. Spanish Non-Resident Income Tax is currently levied at a rate of 19% on capital gains recognized by Non-Spanish Holders who are not entitled to benefits under any applicable Tax Treaty.

Capital gains may be exempt from Spanish Non-Resident Income Tax in certain circumstances, for example, where such capital gains are derived from the transfer of the Grifols Non-voting Securities on an official Spanish secondary market by non-Spanish Holders that are resident in a country which has a Treaty with Spain that includes an “exchange of information” clause (including the U.S.-Spain Treaty) to the extent the capital gain is not obtained through a country or territory statutorily defined as a tax haven.

As explained in the section entitled “Material Spanish Tax Considerations,” Spanish Inheritance and Gift Tax provisions apply to the transfer of Grifols Non-voting Securities. Any non-Spanish Holder individual who acquires the Grifols Non-voting Securities upon death or by gift from a transferor will be subject to such tax at an effective rate ranging between 0% and 81.6%. Inheritance and gifts received by non-Spanish Holder corporations are subject to non-Resident Income Tax at a 19% rate, unless otherwise provided for in an applicable Treaty.

Tax matters are complicated, and the Spanish tax consequences of the ownership and disposition of the Grifols new ADSs to each Talecris stockholder will depend on the facts of each stockholder’s situation. Talecris stockholders are urged to read carefully the section entitled “Material Spanish Tax Considerations” and to consult their own tax advisors for a full understanding of the tax consequences of their ownership and disposition of the Grifols new ADSs.

U.S. holders of Talecris common stock may decide to sell Talecris common stock and the Grifols non-voting shares or Grifols new ADSs, which could cause a decline in their market prices.

Some U.S. holders of Talecris common stock may be disinclined to own shares of a company that has its primary listing outside the United States. This could result in the sale of shares of Talecris common stock prior to the completion of the transaction or the sale of the Grifols non-voting shares or Grifols new ADSs received in the transaction after the completion of the transaction. In addition, the market price of Talecris common stock and Grifols ordinary shares may be adversely affected by arbitrage activities occurring prior to the completion of the transaction. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, shares of Talecris common stock before the transaction is completed as well as Grifols ordinary shares before and after the transaction is completed and the Grifols non-voting shares and Grifols new ADSs once they are issued and delivered as merger consideration.

If the transaction is completed, Talecris stockholders will collectively have a smaller ongoing equity participation in the combined entity than they do in Talecris. As a result, Talecris stockholders will have a lesser share of any future earnings or growth of the combined entity and future appreciation in the value of the Grifols non-voting shares following the transaction than they have in Talecris.

Because only a limited portion of the merger consideration will be in the form of Grifols non-voting shares, Talecris stockholders, collectively, will have a smaller portion of the equity in the combined entity (and, as a result, a lesser share of any future earnings or growth of the combined entity and future appreciation in the value of the Grifols non-voting shares following the transaction) than they have in Talecris.

Under the merger agreement, Grifols will issue up to a maximum of 87 million Grifols non-voting shares to Talecris stockholders. Immediately following the consummation of the mergers, current Talecris stockholders are expected to own approximately 29%, and current Grifols shareholders are expected to own approximately 71%, of the outstanding shares of Grifols.

Risks Relating to the Combined Company

If the transaction is completed, the combined company will have substantial indebtedness, which will increase the vulnerability of the combined company to general adverse economic and industry conditions and may limit the combined company’s ability to pursue strategic alternatives and react to changes in its business and industry or pay dividends.

If the transaction was completed on September 30, 2010, the combined company would have had approximately $4.3 billion in total debt outstanding and approximately $1.5 billion of stockholders’ equity immediately thereafter. The combined company’s estimated annual debt service for the year 2011 will amount to $301 million, including $16 million of debt repayment and $285 million of net interest expense assuming the merger was completed on December 31, 2010. This amount of indebtedness may limit the combined company’s flexibility as a result of its debt service requirements, may limit the combined company’s ability to access additional capital and to make capital expenditures and other investments in its business, may increase the combined company’s vulnerability to general adverse economic and industry conditions, may limit the combined company’s ability to pursue strategic alternatives, including merger or acquisition transactions, to withstand economic downturns and interest rate increases, to plan for or react to changes in its business and its industry to comply with financial and other restrictive covenants in its indebtedness or pay dividends. See the section entitled “The Transaction — Financing.”

Additionally, the combined company’s ability to comply with the financial and other covenants contained in its debt instruments may be affected by changes in economic or business conditions or other events beyond its control. If the combined company does not comply with these covenants and restrictions, it may be required to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing all or part of its existing debt, or seeking additional equity capital.

The substantial indebtedness of the combined company may limit the combined company’s ability to pay dividends.

The terms of the financing contain limitations on Grifols’ ability to pay ordinary dividends. If Grifols’ leverage ratio exceeds 3.75x, it may not pay more than $10 million of dividends in any fiscal year. If Grifols’ leverage ratio is 3.75x or less, then it may pay dividends in an amount not to exceed (i) 40% of the consolidated net income of Grifols and its subsidiaries accrued since the most recently ended fiscal quarter prior to the closing date of the transaction to the end of the most recently ended fiscal quarter of Grifols for which financial statements have been delivered to the lenders (or, in case such consolidated net income shall be a deficit, minus 100% of such deficit), less (ii) the aggregate amount of all dividends and other payments in respect of capital stock and investment made by Grifols and its subsidiaries since the most recently ended fiscal quarter prior to the closing date of the transaction. Grifols anticipates that, upon completion of the transaction, its initial leverage ratio will reach approximately five times.

The combined company may fail to realize some or all of the anticipated cost savings, growth opportunities and synergies and other benefits of the transaction, which could adversely affect the value of the Grifols non-voting shares and the Grifols new ADSs.

Talecris and Grifols currently operate as separate public companies. The success of the transaction will depend, in part, on Grifols’ ability to realize the anticipated cost savings, synergies and growth opportunities from combining the businesses. The achievement of the anticipated benefits of the transaction is subject to a number of uncertainties, including whether Grifols integrates Talecris in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact the combined company’s business, financial condition and operating results. If the combined company is not able to successfully achieve these objectives, the anticipated cost savings, synergies and growth opportunities may not be realized fully or at all, or may take longer to realize than expected.

It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of Grifols and Talecris to maintain relationships with clients, customers and employees, to achieve the anticipated benefits of the transaction or to maintain quality standards.

Integration efforts between the two companies will also divert management attention and resources. An inability to realize the full extent of, or any of, the anticipated benefits of the transaction, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business and results of operations, which may affect the value of the Grifols non-voting shares after the completion of the transaction.

In addition, the actual integration may result in additional and unforeseen expenses and capital investments and the anticipated benefits of the integration plan may not be realized. Actual cost and sales synergies, if achieved at all, may be lower than Grifols expects and may take longer to achieve than anticipated. If Grifols is not able to adequately address these challenges, Grifols may be unable to successfully integrate Talecris’ operations into its own, or to realize the anticipated benefits of the integration of the two companies.

Grifols will incur transaction costs in connection with the transaction.

Grifols expects to incur fees and costs related to the transaction. Specifically, Grifols expects to incur approximately $220 million for costs related to the transaction, which costs are expected to be recorded partially as expenses and partially as a component of the purchase price. In addition, if the transaction is completed, Grifols will incur integration and restructuring costs following the completion of the transaction as it integrates the businesses of Talecris with those of Grifols. Grifols cannot give any assurance that the realization of efficiencies related to the integration of the businesses of Talecris and Grifols will offset incremental transaction, integration and restructuring in the near term, if at all.

Grifols is a foreign private issuer under the rules and regulations of the SEC and, thus, is exempt from a number of rules under the Exchange Act and is permitted to file less information with the SEC than a company incorporated in the United States.

As a foreign private issuer under the Exchange Act, Grifols is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, Grifols is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; it is not required to file financial statements prepared in accordance with U.S. GAAP; and it is not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, Grifols’ officers, directors and principal shareholders are not subject to the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Grifols ordinary shares. Accordingly, after the transaction, if you continue to hold Grifols new ADSs or the Grifols non-voting shares, you may receive less information about the combined company than you currently receive about Talecris and be afforded less protection under the U.S. federal securities laws than you are currently afforded. If the combined company loses its status as a foreign private issuer at some future time, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

Additionally, pursuant to NASDAQ Listing Rules, as a foreign private issuer Grifols may elect to follow its home country practice in lieu of the corporate governance requirements of the Rule 5600 Series, with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Grifols will elect to follow Spanish practices in lieu of the requirements of the Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Prior to listing, Grifols will disclose on its website each requirement that it does not follow and describe the Spanish practices followed by Grifols in lieu of such requirements. Grifols’ website is http://www.grifols.com. The information provided on Grifols’ website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the transaction.

The pro forma financial statements contained in this joint proxy statement/prospectus are intended to illustrate the effect of the proposed merger of Grifols and Talecris and may not be an indication of the combined company’s financial condition or results of operations following the transaction for several reasons. The pro forma financial statements have been derived from (i) the audited consolidated financial statements of Grifols as of and for the year ended December 31, 2009, which have been prepared in accordance with IFRS as issued by the IASB and included elsewhere in this joint proxy statement/prospectus; (ii) the unaudited condensed consolidated interim financial statements of Grifols as of and for the nine month period ended September 30, 2010, which have been prepared in accordance with IAS 34, Interim Financial Reporting and included elsewhere in this joint proxy statement/prospectus; (iii) the audited consolidated financial statements of Talecris as of and for the year ended December 31, 2009, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this joint proxy statement/prospectus; and (iv) the unaudited consolidated interim financial statements of Talecris as of and for the nine month period ended September 30, 2010, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this joint proxy statement/prospectus. The Talecris consolidated financial statements have been adjusted to IFRS and translated to euros for purposes of presentation in the unaudited pro forma condensed combined financial information. Adjustments and assumptions have been made regarding the combined company after giving effect to the transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the transaction. As a result, the actual financial condition and results of operations of the combined company following the transaction may not be consistent with, or evident from, these pro forma financial statements.

The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the transaction. Any decline or potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Risks Relating to the Healthcare Industry

Each of Grifols, Talecris and the combined company could be adversely affected by changes in the legal requirements for the market for medical care or healthcare coverage in the United States resulting from the implementation of recently passed healthcare reform legislation, regulatory rule making or the enactment of additional legislation under consideration.

Substantial changes are being made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to those who currently lack insurance coverage. Approximately 47 million Americans currently lack health insurance of any kind. While a provision in the health care reform legislation requiring those without insurance to pay a penalty was recently declared unconstitutional by one federal district court, while other federal district courts have upheld this provision, and other litigations relating to the legislation are pending, other provisions of the legislation that could increase coverage have not been affected. Extending coverage to such a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, drugs and devices. These structural changes could entail modifications to the existing system of private payors and government programs (Medicare, Medicaid and State Children’s Health Insurance Program), creation of state-based healthcare insurance exchanges, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs and biopharmaceuticals, such as those produced and marketed by Grifols or Talecris. If reimbursement for these products is substantially reduced in the future, or rebate obligations associated with them are substantially increased (discussed in more detail below), the business of each of Grifols, Talecris and the combined company could be materially impacted. Beginning in 2012, the new law may require Talecris, Grifols or the combined company to issue Internal Revenue Service Form 1099 to plasma donors whose remuneration equals or exceeds six hundred dollars. The cost of implementing this requirement, as well as its potential impact on plasma donations, is unknown at this time.

Extending medical benefits to those who currently lack coverage will likely result in substantial cost to the federal government, which may force significant changes to the U.S. healthcare system. Much of the funding for expanded healthcare coverage will be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care. Cost of care could be reduced by reducing the level of reimbursement for medical services or products (including those biopharmaceutical products produced and marketed by Talecris or Grifols), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, the products of Grifols or Talecris could have a materially adverse impact on the financial performance of Grifols, Talecris or the combined company, as applicable.

All of the changes discussed above, and others, passed in this legislation are subject to rule-making and implementation timelines that extend for several years. This uncertainty limits the ability of Grifols and the ability of Talecris to forecast changes that may occur in the future and to manage their respective businesses accordingly.

Each of Grifols and Talecris has experienced and expects to continue to experience pricing pressures on their respective current products and pipeline products from initiatives aimed at reducing healthcare costs by governmental and private third-party payors, the increasing influence of managed care organizations, and regulatory proposals, both in the United States and in foreign markets. Recently enacted healthcare reform in the United States is likely to increase the pressure. This pressure may include the effect of such healthcare reform changes as the introduction of a biosimilar pathway (which will permit companies to obtain FDA approval of generic versions of existing biologics based upon lesser showings of safety and efficacy than is required for the pioneer biologic), the redefinition of the term “single source” product, which plays a key role in determining reimbursements under the Medicare Part B program, and changes to the 340B Public Health Service (“PHS”) drug pricing program imposing a “must sell” obligation on manufacturers so that they must offer for sale their products to eligible entities at legally-mandated discount prices. Additional legislative changes to current pricing rules are possible. We cannot predict which additional changes, if any, will eventually be adopted, or their impact on Grifols, Talecris or the combined company. Certain changes could have a materially adverse impact on the financial performance of Grifols, Talecris or the combined company.

Each of Grifols, Talecris and the combined company could be adversely affected by other provisions of recently passed United States healthcare reform legislation.

In the United States, Grifols’ products and Talecris’ products are reimbursed or purchased under several government programs, including, Medicaid, Medicare Parts B and D, the 340B/PHS program, and pursuant to contracts with the Department of Veterans Affairs. In order for a drug manufacturer’s products to be reimbursed by federal funding under Medicaid, the manufacturer must enter into a Medicaid drug rebate agreement with the Secretary of the United States Department of Health and Human Services, and pay certain rebates to the states based on utilization data provided by each state to the manufacturer and to the Centers for Medicare & Medicaid Services, which is referred to as CMS, and pricing data provided by the manufacturer to the federal government. The states have been required to share this savings with the federal government. The rebate amount for most branded drugs was previously equal to a minimum of 15.1% of the Average Manufacturer Price, which is referred to as AMP, or AMP less Best Price, which is referred to as AMP less BP, whichever is greater. The recently enacted healthcare reform legislation generally increases the size of the Medicaid rebates paid by drug manufacturers for single source and innovator multiple source (brand name) drugs from a minimum of 15.1% to 23.1% of the AMP, subject to certain exceptions, for example, for certain clotting factors the increase is limited to a minimum of 17.1% of the AMP. For non-innovator multiple source (generic) drugs, the rebate percentage is increased from a minimum of 11% of AMP to 13% of AMP. The legislation also extends the rebate obligation to prescription drugs covered by Medicaid managed care organizations. The increase in required rebates, which became effective January 1, 2010, may adversely affect financial performance.

In addition, many states have implemented special Medicaid rebate programs, approved by CMS. These programs often involve drug manufacturers paying supplemental rebates to the states pursuant to a supplemental rebate agreement between the drug manufacturer and the state. The supplemental rebates are typically a condition to the manufacturer obtaining “preferred status” for its drugs on the state’s Medicaid drug formularies and avoiding otherwise mandatory prior authorization by Medicaid officials as a condition to any Medicaid recipient using the manufacturer’s drugs. As with standard Medicaid rebates, the states have shared the savings from supplemental rebate programs with the federal government. Grifols (but not Talecris) participates in a number of these supplemental rebate programs. However, under the recently enacted healthcare reform legislation, the savings realized from the increased rebate amounts, described above (e.g., the 8% increase in the minimum brand name drug rebate), will be retained entirely by the federal government, and not shared with the states. As a result, states with supplemental rebate programs that, for example, have already increased brand name drug rebates by up to 8%, may effectively lose the portion of the savings they previously shared with the federal government. While the increase in rebates from Medicaid managed care organizations may mitigate this issue for the states, this is not certain, and states with supplemental rebate arrangements may seek to increase supplemental rebate requirements in order to address this, thus affecting financial performance.

Medicare Part D is a partial, voluntary prescription drug benefit created by the United States federal government primarily for persons 65 years old and over. The Part D drug program is administered through private insurers that contract with CMS. To obtain payments under this program, each of Talecris and Grifols is required to negotiate prices with private insurers operating pursuant to federal program guidance. These prices may be lower than might otherwise be obtained. In addition, beginning in 2011, the recently enacted healthcare reform legislation generally requires drug manufacturers to provide 50% savings for brand name drugs and biologics provided to Medicare Part D beneficiaries who are in the “donut hole” (or a gap in Medicare Part D coverage for beneficiaries who have expended certain amounts for drugs). The rebate requirement could adversely affect financial performance, particularly if contracts with Part D plans cannot be favorably renegotiated.

The availability of federal funds to pay for Talecris’ products and Grifols’ products under the United States Medicaid and Medicare Part B programs requires that Grifols or Talecris, as applicable, extend discounts under the 340B/PHS program. The 340B/PHS program extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals. The PHS price (or “ceiling price”) cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount. Each of Talecris and Grifols has entered into a Pharmaceutical Pricing Agreement with the government in which the companies have agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Recently enacted healthcare reform legislation, as amended by a technical corrections bill signed into law on December 15, 2010, imposes a “must sell” obligation on manufacturers so that they must offer for sale their products to eligible entities at legally-mandated discount prices, and expands the number of qualified 340B entities eligible to purchase products for outpatient use. Additional legislation could require Talecris or Grifols to allocate even more of their respective products for sale under the 340B/PHS program in order to maintain the availability of federal funds to pay for their respective products under Medicaid and Medicare Part B coverage, which could have a material negative impact on Talecris’ or Grifols’ sales and margin given the significant price discount for 340B/PHS products as compared to their commercial prices.

The recently enacted United States healthcare reform legislation imposes a fee on manufacturers and importers of branded drugs and biologics based on their sales to United States government health programs. The fee will first be imposed for 2011 sales. The aggregate fee imposed on all covered entities is $2.5 billion for 2011, $2.8 billion for 2012, $2.8 billion for 2013, $3 billion for 2014, $3 billion for 2015, $3 billion for 2016, $4 billion for 2017, $4.1 billion for 2018 and $2.8 billion for 2019 and following years. The aggregate fee will be allocated among applicable manufacturers and importers based on their relative sales to government health programs, with the caveat that entities with lower sales will have their sales counted at less than 100% in allocating responsibility for the fee. This new fee will increase costs for both Talecris and Grifols. It is not clear that any of Talecris, Grifols or the combined company will be able to pass this increased cost on to their respective customers.

Each of Grifols, Talecris and the combined company could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of their respective products.

Prices in many countries, including many in Europe, are subject to local regulation. If payors reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price related concessions. These actions could have a negative effect on financial results, particularly in cases where products of Grifols or Talecris that command a premium price in the marketplace, or where changes in reimbursement induce a shift in the site of treatment.

In the United States, for example, beginning in 2005, the Medicare drug reimbursement methodology for physician and hospital outpatient payment schedules changed to Average Sales Price, which is referred to as ASP+6%. This payment was based on a volume-weighted average of all brands under a common billing code. Medicare payments to physicians between the fourth quarter of 2004 and the first quarter of 2005 dropped 14% for both the powder and liquid forms of intravenous immune globulin, which is referred to as IVIG. Medicare payments to hospitals fell 45% for powder IVIG and 30% for liquid IVIG between the fourth quarter of 2005 and the first quarter of 2006. The Medicare reimbursement changes resulted in the shift of a significant number of Medicare IVIG patients to hospitals from physicians’ offices beginning in 2005 as many physicians could no longer recover their costs of obtaining and administering IVIG in their offices and clinics. After 2006, some hospitals reportedly began to refuse providing IVIG to Medicare patients due to reimbursement rates that were below their acquisition costs. While subsequent changes have improved some of these Medicare reimbursement issues, on January 1, 2008, the CMS reduced the reimbursement for separately covered drugs and biologicals, including IVIG, in the hospital outpatient setting from ASP +6% to ASP +5% using 2006 Medicare claims data as a reference for this reduction. In addition, CMS reduced a hospital add-on payment from $75 to $38 per infusion. Beginning January 1, 2009, CMS further reduced the hospital outpatient reimbursement for separately covered outpatient drugs, including IVIG, to ASP +4%, and eliminated the add-on payment.

Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved (also known as “off-label”) uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. Talecris and Grifols believe that a significant portion of its IVIG volume may be used to fill physician prescriptions for indications not approved by the FDA or similar regulatory authorities. If reimbursement for off-label uses of products, including IVIG, is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, each of Talecris, Grifols and the combined company could be adversely affected.

For example, CMS could initiate an administrative procedure known as a National Coverage Determination (NCD) by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain. High levels of spending on IVIG products, along with increases in IVIG prices, increased IVIG utilization and the high proportion of off-label uses, may increase the risk of regulation of IVIG reimbursement by CMS. On the state level, similar limits could be proposed for therapeutic products covered under Medicaid. Moreover, the Deficit Reduction Act of 2005 incentivizes states to take innovative steps to control healthcare costs, which could include attempts to negotiate limits to, or reductions of, drug prices.

Healthcare reform legislation established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research (CER). While the stated intent of CER is to develop information to guide providers to the most efficacious therapies, outcomes of CER could influence the reimbursement or coverage for therapies that are determined to be less cost-effective than others. Should any of Grifols’ or Talecris’ products be determined to be less cost-effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact financial results of Grifols, Talecris or the combined company.

For many payors, including private health insurers and self-insured health plans, as well as Medicare Part D plans and some state Medicaid programs, outpatient pharmaceuticals are often reimbursed based upon a discount calculated off of a pricing benchmark called “Average Wholesale Price,” which is referred to as AWP. AWP is a list price calculated and published by private third-party publishers (such as First DataBank, Thomson Reuters (Red Book) and Wolters Kluwer (Medi-Span)). AWP does not reflect actual transactions in the distribution chain (e.g., the publishers do not base the figure on actual transaction prices, including any prompt pay or other discounts, rebates or price reductions). Often, publishers calculate AWP based upon a standard markup of, for example, 20% over another list price which is reported by drug manufacturers to the publishers. This list price is called “Wholesale Acquisition Cost,” which is referred to as WAC. WAC is generally understood in the industry to be the list price drug manufacturers have for their drug wholesaler customers and, like AWP, is not calculated based on actual transaction prices, including any prompt pay or other discounts, rebates or price reductions. Neither Grifols nor Talecris publishes an AWP for any of their respective products, and both report WAC for their products. Grifols and Talecris may be at a competitive disadvantage where providers are reimbursed on an AWP basis and competitors’ products are reimbursed based on a higher AWP than the corresponding AWP for the Grifols or Talecris product.

The use of AWP and WAC as pricing benchmarks has been subject to legal challenge by both government officials and private citizens, often based on claims that the benchmarks were used in a misleading manner, thus defrauding consumers and third-party payors. It is possible that Grifols and Talecris, as reporters of WAC, could be challenged on this basis. Additionally, the settlement of class action litigation against First DataBank and others has resulted in the downward revision of certain reported AWP listings (to a level of 20% over WAC). Issues regarding AWP have contributed to suggestions to eliminate its use as a drug pricing benchmark.

Certain of Grifols’, Talecris’ and the combined company’s business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state false claims laws. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to Grifols, Talecris or the combined company.

The laws governing each of Grifols’ conduct, Talecris’ conduct and the combined company’s conduct are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act, the False Claims Act and the Anti-Kickback Law, the Public Health Service Act, and any regulations promulgated under their authority, may result in jail sentences, fines, or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Defense and other regulatory authorities as well as by the courts. There can be no assurance that Grifols’, Talecris’ or the combined company’s activities will not come under the scrutiny of regulators and other government authorities or that Grifols’ practices, Talecris’ practices or the combined company’s practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from the Medicare and Medicaid programs, and arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA, and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Under the U.S. healthcare reform legislation, such payments by pharmaceutical manufacturers to United States healthcare practitioners and academic medical centers must be publicly disclosed starting with payments made in calendar year 2012. A number of states have similar laws in place. Additional and stricter prohibitions could be implemented by federal and state authorities. Where such practices have been found to be improper incentives to use such products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct.

Failure to satisfy requirements under the Federal Food, Drug and Cosmetic Act can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct. In this regard, Grifols’ blood plasma fractionation center in Los Angeles, California is managed through a consent decree which was entered into in February 1998 based on action by the FDA and U.S. Department of Justice (“DOJ”) addressing Federal Food, Drug and Cosmetic Act violations committed by the former owner of the center, Alpha Therapeutic Corporation. As a result of this consent decree, the Los Angeles establishment is subject to strict FDA audits and may only sell products manufactured in the center subsequent to prior authorization.

With respect to lawsuits brought by private citizens under false claims laws, on May 6, 2010, a private citizen (a “Relator”) served Grifols Biologicals Inc. with a Third Amended Complaint in United States ex rel. Jim Conrad v. Grifols Biologicals Inc., et al., Civil Action No. RDB-07-3176 (D. Md.). The Third Amended Complaint for the first time names Grifols Biologicals Inc. as a defendant, asserting causes of action under the qui tam provisions of the False

Claims Act, 31 U.S.C. §§ 3729-3733, and similar state statutes. The Relator generally alleges that, because Grifols Biologicals Inc. misidentified certain products as “noninnovators” under the Medicaid Drug Rebate Program, Grifols Biologicals Inc. caused state Medicaid programs to submit false claims for payment. The United States chose not to intervene in the case after reviewing the Relator’s allegations. No state or other government has intervened in the case. Grifols Biologicals Inc. believes the Relator’s allegations are legally defective and has filed a motion to dismiss the Third Amended Complaint. Its co-defendants in the matter, Baxter Healthcare Corporation and Novartis Consumer Health, Inc., have already so moved. On July 9, 2010, the district court issued a memorandum opinion granting the joint motion to dismiss filed by Baxter and Novartis, dismissing all claims against them with prejudice. On August 25, 2010, the district court issued an order dismissing the case with prejudice as to Grifols Biologicals Inc.

Adverse consequences can also result from failure to comply with the requirements of the 340B/PHS program under the Public Health Service Act, which extends discounts to a variety of community health clinics and other entities that receive health services grants from the PHS. Although the recently passed health care reform legislation adds a “must sell” obligation to the terms of the program’s Pharmaceutical Pricing Agreement (“PPA”), under the current PPA no such obligation is stated, although some government regulators have suggested that a similar obligation exists. In November 2009, the United States Attorney’s Office for the Eastern District of Pennsylvania commenced an investigation of Talecris with respect to Talecris’ method of allocating its IVIG product, Gamunex, as available for sale at the PHS price to covered entities. Talecris is cooperating with the investigation, and believes it has complied with the terms of the PPA and federal law, but an adverse outcome in this investigation could have a material adverse effect on Talecris or its results of operation.

In addition, while regulatory authorities generally do not regulate physicians’ discretion in their choice of treatments for their patients, they do restrict communications by manufacturers on unapproved uses of approved drugs or on the potential safety and efficacy of unapproved products in development. Companies in the United States, Canada and European Union cannot promote approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., FDA in the United States), nor can companies promote unapproved products. In limited circumstances companies may disseminate to physicians information regarding unapproved uses of approved products or results of studies involving investigational products. If such activities fail to comply with applicable regulations and guidelines of the various regulatory authorities, Talecris, Grifols or the combined company may be subject to warnings from, or enforcement action by, these authorities. Furthermore, if such activities are prohibited, it may harm demand for Grifols’ products, Talecris’ products or the combined company’s products.

Promotion of unapproved drugs or devices or unapproved indications for a drug or device is a violation of the Federal Food, Drug and Cosmetic Act and subjects Talecris, Grifols or the combined company, as applicable, to civil and criminal sanctions. Furthermore, sanctions under the Federal False Claims Act have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use, and subsequent claims for reimbursement under Medicare and other federal programs. Similar actions for off-label promotion have been initiated by several states for Medicaid fraud. The U.S. healthcare reform legislation significantly strengthened provisions of the Federal False Claims Act, Medicare and Medicaid Anti-Kickback provisions, and other health care fraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations. Violations or allegations of violations of the foregoing restrictions could materially and adversely affect Grifols’, Talecris’ or the combined company’s business.

To market and sell their products outside of the United States, each of Grifols, Talecris and the combined company must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. Grifols, Talecris or the combined company may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, which would preclude them from commercializing products in those markets.

In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Grifols, Talecris or the combined company may be required to conduct a clinical trial that compares the cost-effectiveness of their product candidate to other available therapies. Such trials may be time-consuming, expensive, and may not show an advantage in efficacy for Grifols’, Talecris’ or the combined company’s products. If reimbursement of their products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, Grifols, Talecris or the combined company could be adversely affected.

In addition, each of Grifols and Talecris export their products to a variety of countries whose legal regimes and business customs and practices differ significantly from those in the United States. A failure to comply with laws and regulations applicable to their international operations or export sales could expose them to significant penalties. These laws and regulations include data privacy requirements, labor relations laws, tax laws, competition regulations, anti-money laundering, import and trade restrictions, export requirements, including those of the U.S. Office of Foreign Assets Control, U.S. laws such as the Foreign Corrupt Practices Act, which is referred to as the FCPA, and local laws which also prohibit payments to corrupt governmental officials. While each of them require their employees to comply with applicable laws and they monitor legal compliance, Grifols and Talecris cannot be certain that their employees or agents will comply in all instances or that they will promptly identify violations. Violations of these laws and regulations could result in fines, criminal sanctions against Grifols, Talecris or the combined company, their officers or their employees, and prohibitions on the conduct of their business. Any such violations could result in prohibitions on their ability to offer products in one or more countries, and could also materially damage their reputation, their products’ reputations, their international expansion efforts, their ability to attract and retain employees, their business and their operating results. Talecris is currently conducting an internal investigation into violations of the FCPA of which it became aware during conduct of an unrelated review. As a result of the internal investigation, Talecris suspended shipment to some countries while safeguards were implemented, and voluntarily contacted the U.S. Department of Justice. Any government sanctions or any continued loss of business from certain countries could have a material adverse effect on Talecris or its operating results.

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the United States Health and Human Services Department Office of Inspector General (“OIG”), have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the United States Sentencing Commission Guidelines Manual. Increasing numbers of United States-based pharmaceutical companies have such programs. While both Talecris and Grifols have adopted U.S. healthcare compliance and ethics programs that generally incorporate the OIG’s recommendations, and train their applicable U.S. employees in such compliance, having such a program can be no assurance that the combined company will avoid any compliance issues.

Each of Grifols, Talecris and the combined company is subject to extensive environmental, health and safety laws and regulations.

Each of Grifols’, Talecris’ and the combined company’s business involves the controlled use of hazardous materials, various biological compounds and chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, Grifols, Talecris or the combined company could be held liable for resulting damages, including, for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. Each of Grifols and Talecris is also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although Grifols and Talecris maintain workers’ compensation insurance to cover the costs and expenses that may be incurred due to injuries to their employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Neither Grifols nor Talecris maintains insurance for environmental liability or toxic tort claims that may be asserted against each of them for claims arising in the United States. Additional or more stringent federal, state or local laws and regulations affecting their operations may be adopted in the future. Each of Grifols, Talecris and the combined company may incur substantial capital costs and operating expenses to comply with any of these laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify their operations or perform other corrective actions at their respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental and health and safety laws and regulations or for the failure to have or comply with the terms and conditions of required environmental permits.

In addition, on the international front, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which is commonly called the Kyoto Protocol, became effective in February 2005. Adopted by some of the countries in which Talecris or Grifols operate, the Kyoto Protocol requires the implementation of national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which contribute to global warming. Climate change-related legislation has also passed the U.S. House of Representatives, which, if enacted by the full Congress, would limit and reduce greenhouse gas emissions from large emitters of greenhouse gasses through a “cap-and-trade” system of allowances and credits and other provisions. Moreover, the Environmental Protection Agency, which is referred to as the EPA, issued a finding that the current and projected concentrations of certain greenhouse gases in the atmosphere, including carbon dioxide, which is referred to as CO2, threaten the public health and welfare of current and future generations. While this finding in itself does not impose any requirements on Grifols’ and Talecris’ industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. Existing legislation and the future passage of climate control legislation or regulations that restrict emissions of greenhouse gases in the areas in which Talecris, Grifols or the combined company operate could result in adverse financial and operational impacts on their respective business.

Each of Grifols and Talecris is required to provide accurate pricing information to the U.S. government for the purpose of calculating reimbursement levels by CMS and for calculating certain federal prices and federal and state rebate obligations.

Each of Grifols and Talecris is required to report detailed pricing information, net of included discounts, rebates and other concessions, to CMS for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations. Each of Grifols and Talecris has established systems for collecting and reporting this data accurately to CMS and have instituted a compliance program to assure that the information collected is complete in all respects. If Grifols, Talecris or the combined company reports pricing information that is not accurate to the federal government, the applicable entity could be subject to fines and other sanctions that could adversely affect their business. In addition, the government could change its calculation of reimbursement, federal prices or rebate obligations, which could negatively impact financial results.

Plasma collection and manufacturing, and the manufacture of drugs, biologicals and devices, are heavily regulated.

Grifols’ and Talecris’ business is heavily regulated in all jurisdictions where they collect plasma or manufacture or sell their products. In particular, plasma collection activities in the United States are regulated by the FDA, which requires a licensing and certification process for each plasma collection center prior to opening and conducts periodic inspections of facilities and processes. Many states also regulate plasma collection, imposing similar obligations and additional inspections and audits. In addition, the marketing and sale of a pharmaceutical product such as plasma derivatives and parenteral solutions are subject to the prior registrations, listings, licenses and approvals of such products with the competent authorities of the jurisdiction where the product is to be marketed and sold, including compliance with promotion, labeling and advertising requirements. Grifols’ manufacturing facilities located near Barcelona, Spain, and in Los Angeles, California, and Talecris’ manufacturing facilities located in Clayton, North Carolina, must meet strict European Union and FDA rules as well. Talecris’ manufacturing facilities in Melville, New York, must comply with FDA rules. The Grifols and Talecris U.S.-based manufacturing facilities must also comply with applicable state laws. U.S. plasma centers collecting plasma for manufacture into products to be distributed in the European Union must also be approved by the competent European Health Authority.

Collection centers and manufacturing facilities are subject to periodic inspections by regulatory authorities. A Grifols subsidiary, PlasmaCare, Inc., was issued an FDA Warning Letter in 2007, with respect to a plasma collection facility located in Cincinnati, Ohio. The Warning Letter reported certain compliance deviations from FDA standards at the facility. The conditions were corrected to the satisfaction of the FDA. The consequences of adverse findings following inspections can be more serious, such as the temporary shutdown of such center or facility, the loss of that center’s or facility’s license because of alleged noncompliance with applicable requirements, a voluntary or mandatory recall of finished product released to the market, or the destruction of inventory. These more serious consequences are often highly public and may also prompt private products liability lawsuits, additional regulatory enforcement actions, the imposition of substantial fines or penalties by regulatory authorities, and damage to the reputation and public image of the collection or manufacturing facility.

With respect to product recalls, Talecris has, from time to time, voluntarily recalled plasma products that had been released to the market in an effort to address drug safety issues and may do so again in the future. Since it’s formation in 2005, Talecris has had four recalls of finished biological products. The products involved were: Plasma Protein Fraction (Human) 5% USP, Plasmanate®, Lot Number: 26N39N1; Antihemophilic Factor (Human), Koate DVI®; Lot Numbers: 26N7802, 26N6XW1, 26N6N01, 26N7H01; Rho(D) Immune Globulin (Human); HyperRHO S/D®, Mini-Dose, Lot Number: 26N7XX1; and Plasbumin-5®, Albumin (Human) 5%, USP, Lot Number: 26N9P21. In addition, plasma unit retrievals are routinely handled between Talecris Plasma Resources and its consignee, exclusively Talecris Biotherapeutics, when new information relevant to donor or plasma suitability is received after a donation is collected. Plasma unit retrievals are also triggered if units were distributed that should have been rejected by the plasma center. A minority of unit retrievals are required to be reported to the FDA as Biological Product Deviation Reports (“BPDRs”), and a relatively small number are classified by the FDA as recalls. There have been approximately 160 incidents that resulted in retrievals of plasma units by Talecris Plasma Resources from 2007 through August 2010 that have been classified as recalls by the FDA. While Grifols has not been involved in the recall of plasma products, it may be so in the future and has been involved in voluntary recalls involving certain devices.

In addition, the FDA conducts ongoing monitoring and surveillance of advertising and promotional matter used by manufacturers to sell and promote their products. The FDA assesses these materials for compliance with the FDCA, regulations on misbranding and other requirements, for example, assessing if information about the risks and benefits of regulated products are communicated in a truthful, accurate, science-based, non-misleading and balanced manner. With respect to Grifols, in 2005, the FDA issued Grifols a Warning Letter with respect to its product, Flebogamma, indicating that a brochure was misleading for failing to reveal material facts regarding risks associated with the product, and therefore misbranded Flebogamma in violation of the FDCA. With respect to Talecris, the FDA issued Untitled Letters on three occasions requesting that Talecris change advertising materials on the basis that they were inconsistent with the package insert for the product. Talecris and Grifols addressed these matters to the satisfaction of the FDA.

In particular, the manufacturing processes for Talecris and Grifols products are governed by detailed and constantly evolving federal and sometimes state regulations that set forth cGMP for drugs and devices manufactured or distributed in the United States. Talecris and Grifols both monitor compliance with these evolving procedures and regulations to help assure compliance, but failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed, and could result in adverse regulatory actions against the companies. As a result of routine inspections by regulatory health authorities, both Grifols and Talecris have been issued observations, for example, Form 483 FDA Inspection Observations, with regard to cGMP compliance. While these issues have been corrected, no assurances can be provided that Talecris and Grifols will avoid citation for deficiencies in the future. If serious deficiencies are noted or recur, compliance may be costly and difficult to achieve, and consequences may include the need to recall product or suspend operations until appropriate measures can be implemented. Also, certain deviations from procedures must be reported to the FDA, and even if Talecris or Grifols determines that the deviations were not material, the FDA could require Talecris or Grifols to take similar measures.

Grifols and Talecris are subject to direct and indirect price pressures that have adversely affected and may continue to adversely affect Grifols’ and Talecris’ ability to maintain or increase gross margins.

Certain pharmaceutical products, such as plasma derivative products, are subject to price controls in several of Grifols’ and Talecris’ principal markets, including Spain and countries within the European Union. Price controls are expanding beyond those already imposed by governmental authorities in some of the markets where the companies operate. In particular, in the United States, where prices are currently not regulated, healthcare reform aimed at changing the healthcare system was recently enacted and a number of other proposals have been made in recent years. While Grifols and Talecris cannot predict whether any such proposals will be adopted or the effect such proposals or the enactment or implementation of healthcare reform may have on Grifols’ and Talecris’ business, healthcare reform, as well as the adoption of any proposal, may increase industry-wide pricing pressures. The existence of direct and indirect price controls over Grifols’ and Talecris’ products have affected, and may continue to materially adversely affect, their ability to maintain or increase gross margins.

In the United States, group purchasing organizations, which are referred to as GPOs, which are entities that act as purchasing intermediaries for hospitals and physicians, constitute the largest marketing channel. The United States GPO channel is dominated by a small number of companies. The GPOs’ large market position and their substantial purchasing volume provide them with significant negotiating power, resulting in price pressures for manufacturers like Grifols and Talecris. In addition, in the United States, health insurance providers have been setting a cap on the amounts that they will reimburse for certain products. This could have a negative effect on the price that Grifols and Talecris may be able to charge for Grifols’ and Talecris’ products and could function as an indirect nongovernmental price control.

Existing government regulation and its interpretation may change or the requirements of different jurisdictions may become less uniform, thereby making compliance more expensive or reducing profit margins.

Changes in the regulation of Grifols’ and Talecris’ activities, such as increased regulation affecting plasma collection activity, or new regulation, such as regulation of compensation paid to plasma donors or the prices charged to customers in the European Union or the United States or other jurisdictions in which Grifols operates, could materially adversely affect the business. Currently, Grifols is not subject to limits on compensation paid to plasma donors or product price controls in the United States market, but Grifols cannot assure you this will remain the case. In addition, the requirements of different jurisdictions in which Grifols and Talecris operate may become less uniform, creating a greater administrative burden and generating additional costs. Any such regulatory changes could have a material adverse effect on Grifols’ and Talecris’ business, results of operations and financial condition.

Risks Relating to the Business of Grifols

Grifols’ business is highly concentrated on its three largest products, IVIG, Factor VIII and albumin. Any adverse market event with respect to these products would have a material adverse effect on it.

Grifols’ three principal plasma derivatives, IVIG, Factor VIII and albumin, accounted for 33%, 16% and 16%, respectively, or a total of 65%, of Grifols’ total net sales in 2009 and accounted for 36%, 15% and 17%, or a total of 68%, of Grifols’ total net sales in the nine months ended September 30, 2010. A significant decrease in sales of any of these products would have a material adverse effect on Grifols’ financial condition and results of operations. Although we do not currently anticipate any significant decrease in the sales of any of these products, a significant decrease could result from plasma procurement and manufacturing issues resulting in lower product availability for sales and changing market conditions.

Grifols’ manufacturing processes are complex and involve biological intermediates that are susceptible to contamination and variations in yield.

Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma by Grifols or third-party suppliers, if any, may require it to destroy some of its raw material. If unsuitable plasma is not identified and discarded prior to the release of the plasma to Grifols’ manufacturing process, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market, resulting in a charge to cost of goods sold.

The manufacture of Grifols’ plasma products is an extremely complex process of fractionation, purification, filling and finishing. Grifols’ products can become non-releasable or otherwise fail to meet Grifols’ specifications through a failure of one or more of Grifols’ product testing, manufacturing, process controls and quality assurance processes. Grifols may detect instances in which an unreleased product was produced without adherence to its manufacturing procedures or plasma used in its production process was not collected or stored in a compliant manner consistent with its cGMP or other regulations. Such an event of noncompliance would likely result in Grifols’ determination that the impacted products should not be released and therefore should be destroyed.

Once Grifols has manufactured its plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Grifols’ failure, or the failure of third parties that supply, ship or distribute Grifols products, to properly care for those products may require that those products be destroyed.

While Grifols expects to write off small amounts of work-in-process inventories in the ordinary course of business due to the complex nature of plasma, Grifols’ processes and Grifols’ products, unanticipated events may lead to write-offs and other costs materially in excess of Grifols’ expectations. Grifols has in the past had issues with product quality and purity that have caused Grifols to write off the value of the product. Such write-offs and other costs could cause material fluctuations in Grifols’ profitability. Furthermore, contamination of Grifols’ products could cause investors, consumers or other third parties with whom Grifols conducts business to lose confidence in the reliability of Grifols’ manufacturing procedures, which could adversely affect sales and profits. In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of Grifols’ products and expose Grifols to product liability damages and claims.

Additionally, due to the nature of plasma there will be variations in the biologic properties of the plasma Grifols collects or purchases for fractionation that may result in fluctuations in the obtainable yield of desired fractions, even if cGMP is followed. Lower yields may limit production of Grifols’ plasma-derived products due to capacity constraints. If these batches of plasma with lower yields impact production for extended periods, it may reduce the total capacity of product that Grifols could market and increase Grifols’ cost of goods sold, thus reducing Grifols’ profitability.

Grifols must continually monitor the performance of its products once approved and marketed for signs that their use may elicit serious and unexpected side effects, which could jeopardize Grifols’ ability to continue marketing the products. Grifols may also be required to conduct post-approval clinical trials as a condition to licensing a product.

As for all pharmaceutical products, the use of Grifols’ products sometimes produces undesirable side effects or adverse reactions or events, which are referred to collectively as “adverse events.” For the most part, these adverse events are known, are expected to occur at some frequency and are described in the products’ labeling. Known adverse events of a number of Grifols’ products include allergic or anaphylactic reactions including shock and the transmission of infective agents. The use of albumin sometimes produces the following adverse events: hypervolaemia, circulatory overload, pulmonary edema and hyperhydration. The use of Factor XI sometimes produces the following adverse events: the induction of neutralizing antibodies (inhibitors), thromboembolism including myocardial infarction, disseminated intravascular coagulation, venous thrombosis and pulmonary embolism and nephrotic syndrome (in case of treatment for immune tolerance induction). The use of Factor VIII sometimes produces the following adverse events: the induction of neutralizing antibodies (inhibitors), thromboembolic events, and hemolytic anemia or hemolysis. The use of IV anti-hepatitis B immunoglobulins sometimes produces the following adverse events: thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, aseptic meningitis, hemolytic anemia or hemolysis and acute renal failure. The use of IVIG sometimes produces the following adverse events: aseptic meningitis, hemolytic anemia or hemolysis, hyperproteinemia, increased serum viscosity and hyponatremia, thromboembolic reactions such as myocardial infarction, stroke, pulmonary embolism and deep vein thromboses, transfusion-related acute lung injury (“TRALI”) and renal dysfunction and acute renal failure. When adverse events are reported to Grifols, Grifols investigates each event and the circumstances surrounding it to determine whether it was caused by Grifols’ product and whether it implies that a previously unrecognized safety issue exists. Periodically, Grifols reports summaries of these events to the applicable regulatory authorities.

In addition, the use of Grifols’ products may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when Grifols’ products are used in critically ill patient populations. When these unexpected events are reported to Grifols, Grifols must make a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If Grifols’ evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, Grifols would be obligated to withdraw the impacted lot(s) of that product. Furthermore, an unexpected adverse event of a new product could be recognized only after extensive use of the product, which could expose Grifols to product liability risks, enforcement action by regulatory authorities and damage to Grifols’ reputation and public image.

Once Grifols produces a product, Grifols relies on physicians to prescribe and administer it as Grifols has directed and for the indications described on the labeling. It is not, however, unusual for physicians to prescribe

Grifols’ products for “off-label” uses or in a manner that is inconsistent with Grifols’ directions. For example, a physician may prescribe an infusion rate for Grifols’ Flebogamma IVIG product that is greater than Grifols’ directed infusion rate, which in turn may reduce its efficacy or result in some other adverse effect on the patient. Similarly, a physician may prescribe a higher or lower dosage than the dosage Grifols has indicated, which may also reduce Grifols’ product’s efficacy or result in some other adverse effect on the patient. To the extent such off-label uses and departures from Grifols’ administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of Grifols’ products in the marketplace may suffer.

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. If the results of such trials are unfavorable, this could result in the loss of the license to market the product, with a resulting loss of sales.

Grifols’ ability to continue manufacturing and distributing its products depends on Grifols’ and Grifols’ suppliers’ continued adherence to cGMP regulations.

The manufacturing processes for Grifols’ products are governed by detailed written procedures and federal regulations that set forth cGMP requirements for blood and blood products. Grifols’ Quality Operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates and final products to their specifications. Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed. There are relatively few opportunities for Grifols to rework, reprocess or salvage nonconforming materials or products.

Grifols’ adherence to cGMP regulations and the effectiveness of Grifols’ quality systems are periodically assessed through inspections of Grifols’ facilities by the FDA and analogous regulatory authorities of other countries. Grifols cannot assure you that it will not be cited for deficiencies in the future. If deficiencies are noted during an inspection, Grifols must take action to correct those deficiencies and to demonstrate to the regulatory authorities that Grifols’ corrections have been effective. If serious deficiencies are noted or if Grifols is unable to prevent recurrences, Grifols may have to recall product or suspend operations until appropriate measures can be implemented. Grifols is required to report some deviations from procedures to the FDA. Even if Grifols determines that the deviations were not material, the FDA could require Grifols to take similar measures. Since cGMP reflects ever-evolving standards, Grifols regularly needs to update its manufacturing processes and procedures to comply with cGMP. These changes may cause Grifols to incur costs without improving Grifols’ profitability or the safety of Grifols’ products. For example, more sensitive testing assays may be required (if and when they become available) or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing process and procedures in accordance with cGMP. There may be comparable foreign requirements. For example, Grifols is in the process of start-up and validation of the new IVIG Flebogamma DIF Facility in Los Angeles. To validate Grifols’ manufacturing processes and procedures following completion of upgraded facilities, Grifols must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at Grifols’ facilities. In order to provide such a comparative analysis, both the existing processes and the processes that Grifols expects to be implemented at Grifols’ upgraded facilities must comply with the regulatory standards prevailing at the time that Grifols’ expected upgrade is completed. In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure to adjust Grifols’ operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair Grifols’ ability to sustain normal operations.

A number of inspections by the FDA and foreign control authorities, including the European Medicines Agency, which is referred to as the EMA, have been conducted at Grifols’ plasma collection centers in 2010. Some of these inspections are of licensed centers to assess ongoing compliance with cGMP. If the FDA (or other authorities) finds these centers not to be in compliance, Grifols’ ongoing operations and/or plans to expand plasma collections would be adversely affected.

Grifols would become supply-constrained and Grifols’ financial performance would suffer if it could not obtain adequate quantities of FDA-approved source plasma.

In order for plasma to be used in the manufacturing of Grifols’ products, the individual centers at which the plasma is collected must be licensed by the FDA and approved by the regulatory authorities, such as the EMA, of those countries in which Grifols sells its products. When a new plasma collection center is opened, and on an ongoing basis after its licensure, it must be inspected by the FDA and the EMA for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or risk the suspension or revocation of an existing license.

In order to maintain a plasma center’s license, its operations must continue to conform to cGMP and other regulatory requirements. In the event that Grifols determines that plasma was not collected in compliance with cGMP, it may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, Grifols could experience significant inventory impairment provisions and write-offs which could adversely affect Grifols’ business and financial results.

Grifols plans to increase its supplies of plasma for use in its manufacturing processes through increased collections at its plasma collection centers or remodeling and relocations of existing centers. This strategy is dependent upon Grifols’ ability to maintain a cGMP compliant environment in all plasma centers, and to expand production and attract donors to Grifols’ centers.

Grifols’ ability to expand production and increase its plasma collection centers to more efficient production levels may be affected by changes in the economic environment and population in selected regions where Grifols operates plasma centers, by the entry of competitive plasma centers into regions where Grifols operates, by misjudging the demographic potential of individual regions where Grifols expects to expand production and attract new donors, by unexpected facility related challenges, or by unexpected management challenges at selected plasma centers. In addition, beginning in 2012, the new law may require Talecris, Grifols or the combined company to issue Internal Revenue Service Form 1099 to plasma donors whose remuneration equals or exceeds six hundred dollars. The cost of implementing this requirement, as well as its potential impact on plasma donations, is unknown at this time.

A significant disruption in Grifols’ supply of plasma could have a material adverse effect on Grifols’ business and Grifols’ growth plans.

The majority of Grifols’ revenues depends on Grifols’ access to U.S. source plasma, the principal raw material for Grifols’ plasma derivative products. Grifols estimates that its plasma needs through 2012 will be met through the current volumes of collection at its 80 plasma collection centers and the plasma received by Grifols from Spanish hospitals through the Aprovechamiento Integral del Plasma Hospitalario (“AIPH”) program (Full Use of Hospital Plasma). However, if Grifols is unable to obtain sufficient quantities of source plasma through Grifols’ collection centers, Grifols may be unable to find an alternative cost-effective source of plasma.

If Grifols is unable to obtain sufficient quantities of source plasma, it would be limited in its ability to maintain current manufacturing levels of plasma derivative products. As a result, Grifols could experience a substantial decrease in net sales or profit margins, a loss of customers, a negative effect on Grifols’ reputation as a reliable supplier of plasma derivative products, or a substantial delay in its production growth plans.

Grifols’ current business plan envisages an increase in the production of plasma derivative products, which depends on Grifols’ ability to increase plasma collections and/or improve product yield. The ability to increase plasma collections may be limited, Grifols’ supply of plasma could be disrupted, or the cost of plasma could increase substantially, as a result of numerous factors, including:

•	A reduction in the donor pool. Regulators in most of the largest markets for plasma derivative products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt-Jakob disease, commonly referred to as “mad cow” disease (which resulted in the suspension of the use of plasma collected from U.K. residents), and concern over the safety of blood products (which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool) have significantly reduced the potential donor pool. The appearance of new viral strains could further reduce the potential donor pool. Also, improvements in socio-economic conditions in the areas where Grifols’ and Grifols’ suppliers’ collection centers are located can reduce the attractiveness of financial incentives for donors, resulting in increased donor fees and/or a reduction in the number of donors;

•	Regulatory requirements. The collection of plasma is heavily regulated, and Grifols’ ability to collect plasma (or to increase plasma collection) through Grifols’ collection centers, or to obtain plasma from other suppliers, may be limited or disrupted by the inability to obtain or maintain necessary regulatory licenses to operate plasma collection centers in a timely manner or at all, or by the temporary or permanent shutdown of Grifols’ or Grifols’ suppliers’ plasma collection centers as a result of regulatory violations; and

•	Plasma supply sources. In recent years, there has been vertical integration in the industry as plasma derivatives manufacturers have been acquiring plasma collectors. Plasma availability in the United States grew from approximately 13.7 million liters in 2002 to approximately 20.1 million liters in 2009, while the number of plasma collection centers declined from 407 to 366 during the same period. Any significant disruption in supply of plasma or an increased demand for plasma may require plasma from alternative sources, which may not be available on a timely basis.

Grifols’ products have historically been subject to supply-driven price fluctuations.

Grifols’ products, particularly IVIG, have historically been subject to price fluctuations as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, development of competing products and the availability of alternative therapies. Higher prices for plasma-derived products have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices. As demand continues to grow, if plasma supply and manufacturing capacity do not commensurately expand, prices tend to increase.

The robust demand for plasma derived products, particularly for IVIG, over the last few years has resulted in efforts on the part of companies, including Grifols, to increase manufacturing capacity and open new plasma collection centers to increase the availability of source plasma. Some of Grifols’ competitors have announced plans to grow product supply at a rate above expected demand growth. The growth in demand for IVIG has been outpaced by the recent supply growth, as evidenced by increased supply in the distribution channel. Grifols, or its competitors, may misjudge demand growth and over-invest in expanding plasma collection or manufacturing capacity, which ultimately may result in lower prices for, or inability to sell, Grifols’ products.

In addition, Grifols’ plasma-derived therapeutics face competition from non-plasma products and other courses of treatments. There is also a risk that indications for which Grifols’ products are now used will be susceptible to new treatments, such as small molecules, monoclonal or recombinant products. Recombinant Factor VIII products compete with Grifols’ own plasma-derived product in the treatment of Hemophilia A and are perceived by many to have lower risks of disease transmission. Additional recombinant products or the use of monoclonal antibodies, small molecules, or stem cell transplantations could compete with Grifols’ products and reduce the demand for Grifols’ products.

If Grifols is unable to obtain product licenses, revenue growth will be negatively affected.

Revenue growth depends, among other things, on Grifols’ ability to have new bioscience and diagnostic products approved for sale in various jurisdictions in a timely manner. The failure to obtain a product license without significant delay, or at all, could materially adversely affect Grifols’ prospects for revenue growth.

Technological changes in the production of plasma derivative products could render Grifols’ production process uneconomical.

Technological advances have accelerated changes in many bioscience industries in recent years. Future technological developments could render Grifols’ production processes for plasma derivative products uneconomical and may require Grifols to invest substantial amounts of capital to upgrade its facilities. Such investments could have a material adverse effect on financial condition and results of operations. In addition, Grifols may not be able to fund such investment from existing funds or raise sufficient capital to make such investments.

The discovery of new pathogens could slow down Grifols’ growth and adversely affect profit margins.

The possible appearance of new pathogens could trigger the need for changes in Grifols’ existing quality control, inactivation and production methods, including the administration of new detection tests. Such a development could result in delays in production until the new methods are in place, as well as increased costs that may not be readily passed on to Grifols’ customers.

New products could render Grifols’ plasma derivative products less competitive.

Grifols’ plasma derivative products may face intense competition from alternative products resulting from technological advances. In particular, recombinant products, which result from the alteration of the genes of particular cells, are generally perceived to be safer than non-recombinant ones. Recombinant substitutes are currently available for Factor VIII and Factor IX and are widely used in the United States and Europe. In addition, less expensive alternatives have long existed for albumin in its application as a plasma volume expander. If an increased use of alternative products for Factor VIII, Factor IX or albumin makes it uneconomical to produce Grifols’ plasma derived equivalents or if further technological advances improve these products or create other competitive alternatives to Grifols’ plasma derivative products, Grifols’ financial condition and results of operations could be materially adversely affected.

Product liability claims or product recalls involving Grifols’ products or products Grifols distributes could have a material adverse effect on Grifols’ business.

Like many fractionators of plasma, Grifols has been, and may in the future be, involved in product liability claims relating to Grifols’ products, including claims alleging the transmission of disease through the use of such products. For example, since the 1980s, it has been alleged that hemophiliacs became infected with hepatitis C and/or the HIV virus by using clotting factor concentrates derived from human plasma, like Grifols’ Factor VIII products. Plasma is a biological matter that is capable of transmitting viruses and pathogens, whether known or unknown. Therefore, Grifols’ plasma and plasma derivative products, if not properly collected, tested, inactivated, processed, stored and transported, could cause serious disease and possibly death to the patient. Further, even when Grifols properly affects such steps, there are viral and other infections of plasma which may escape detection using current testing methods and which are not susceptible to inactivation methods. Any transmission of disease through the use of one of Grifols’ products or third-party products sold by Grifols could result in claims by persons allegedly infected by such products.

Grifols’ potential product liability also extends to Grifols’ diagnostic and hospital products. In particular, a misdiagnosis due to a defect in the manufacturing of a blood testing or blood classification machine or of a reagent could result in serious injury to the patient whose blood was tested. Likewise, a poorly sealed blood bag or an inadequate sterilization of solutions which results in contamination of that product could give rise to product liability claims. In addition, Grifols sells and distributes third-party products, and the laws of the jurisdictions where Grifols sells or distributes these products could also expose Grifols to product liability claims for those products. Furthermore, the presence of a defect in a product could require Grifols to carry out a recall of such product.

A product liability claim or a product recall could result in substantial financial losses, negative reputational repercussions and an inability to retain customers. Grifols has product liability insurance coverage for up to €100.0 million per insurable event and per year (except for HIV and hepatitis B or C infections, where the maximum aggregate amount covered is €9.0 million), although Grifols has elected to self-insure the first €6.0 million per year through the purchase by one of Grifols’ subsidiaries of such portion of the insurance policy. However, claims made against Grifols’ insurance policies could exceed Grifols’ limits of coverage. In addition, as product liability insurance is expensive and can be difficult to obtain, a product liability claim could decrease Grifols’ access to product liability insurance on acceptable terms. See the section entitled “Information About Grifols — Insurance Coverage.”

Plasma and plasma derivative products are fragile and improper handling of Grifols’ plasma or plasma derivative products could adversely affect results of operations.

Plasma is a raw material that is susceptible to damage. Almost immediately after its collection from a donor, plasma is stored and transported at temperatures that are at least −20 degrees Celsius. The production of plasma derivative products occurs at near freezing temperatures. Once Grifols manufactures plasma derivative products, they must be handled carefully and kept at appropriate temperatures. Grifols’ failure, or the failure of third parties that supply, ship or distribute Grifols’ plasma and plasma derivative products, to properly care for Grifols’ plasma or plasma derivative products may require Grifols to destroy some raw materials or products. If the volume of plasma or plasma derivative products damaged by such failures were significant, the loss of that plasma or those plasma derivative products could have a material adverse effect on Grifols’ financial condition and results of operations.

The failure of government health agencies to pay for Grifols’ products on a timely basis has in the past negatively affected and may in the future negatively affect Grifols’ working capital levels and increase financial costs.

At September 30, 2010, Grifols’ receivables aging average was 88 days, which is substantially higher than the receivables aging average for the industry in the United States. Grifols’ high receivables aging average is primarily due to significant delays in collection from Spain, Portugal and Italy. Sales to these countries constitute 33.8% of Grifols’ net sales in 2009. The adoption by Spain, effective December 31, 2004, of a European Union directive that requires payment of interest on most receivables from hospitals and clinics that are part of the social security systems in Spain that are more than 60 days overdue has resulted in a significant decrease in collection delays from these hospitals and clinics. However, Grifols cannot assure that this trend will continue or that the present receivables aging levels for these hospitals and clinics will not increase again, particularly if the funding of these hospitals and clinics is not increased sufficiently by the appropriate governmental health agencies.

The failure to receive timely payments for the sale of Grifols’ products negatively affects Grifols working capital levels and may require Grifols to obtain more short-term financing than would otherwise be needed. These significant delays contributed to Grifols’ receivables having an aging average of 90 days, 84 days, 83 days and 88 days at December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010, respectively.

Grifols faces competition from companies with greater financial resources.

Grifols operates in highly competitive markets. Grifols’ principal competitors include Baxter International, Inc., Octapharma AG, CSL, Bio-Rad Laboratories, Ortho Clinical Diagnostic, B. Braun Melsungen AG, Macopharma and Fresenius Medical Care AG, among others. Some of Grifols’ competitors have significantly greater financial resources than Grifols. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. The development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in Grifols’ net sales or a decrease in Grifols’ profit margins.

If Grifols is unable to protect its patents and other intellectual property from infringement, Grifols’ business prospects may be harmed.

Grifols owns patents relating to various aspects of the process of manufacturing plasma derivatives and trademarks that identify Grifols’ products. These patents and trademarks have been registered in Grifols’ key markets. Although Grifols monitors the possible infringement or misuse of its patents and trademarks, it is possible that third parties may infringe upon Grifols’ intellectual property rights. Any unauthorized use of Grifols’ patents and trademarks could harm Grifols’ reputation or commercial interests. In addition, Grifols’ enforcement against third-party infringers may be unduly expensive or time-consuming, or the outcome may be an inadequate remedy.

Grifols’ future success depends on its ability to retain members of its senior management and to attract, retain and motivate qualified personnel.

Grifols is highly dependent on the principal members of its executive and scientific teams. The loss of the services of any of these persons might impede the achievement of Grifols’ research, development, operational and commercialization objectives. In particular, Grifols believes the loss of the services of any of Victor Grifols Roura, Juan-Ignacio Twose Roura, Ramon Riera Roca, Alfredo Arroyo Guerra, Carlos Roura Fernandez, Vicente Blanquer Torre, Javier Roura Fernandez, Eva Bastida Tubau, Mateo Borras Humbert, Antonio Viñes Pares, Javier Jorba Ribes, Montserrat Lloveras Calvo, David I. Bell, Gregory G. Rich, Shinji Wada, Oriol Duñach Fulla, Alberto Grifols Roura, or Sergi Roura Adell would significantly and negatively impact its business. Grifols does not maintain “key person” insurance on any of its executive officers.

Recruiting and retaining qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to Grifols’ success. Grifols may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Grifols also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, Grifols relies on consultants and advisors, including scientific and clinical advisors, to assist Grifols in formulating its research and development and commercialization strategy. Grifols’ consultants and advisors may be employed by employers other than Grifols and may have commitments under consulting or advisory contracts with other entities that may limit their availability to Grifols. If Grifols is unable to attract, retain and motivate qualified and experienced personnel, Grifols could lose customers and suffer reduced profitability. Even if Grifols is successful in attracting and retaining such personnel, competition for such employees may significantly increase its compensation costs and adversely affect its financial condition and results of operations.

Federal cGMP regulations also require that the personnel Grifols employs and holds responsible for the collection, processing, testing, storage or distribution of blood or blood components be adequate in number, educational background, training and experience, including professional training as necessary, or combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience, and adequate information concerning the application of relevant cGMP requirements for their individual responsibilities. Grifols’ failure to attract, retain, and motivate qualified personnel may result in a regulatory violation, affect product quality, require recall or market withdrawal of affected product, or a suspension or termination of Grifols’ license to market Grifols’ products, or any combination thereof.

Grifols’ business requires substantial capital to operate and grow and to achieve Grifols’ strategy of realizing increased operating leverage, including the completion of several large capital projects.

Grifols intends to undertake several large capital projects to maintain compliance with cGMP and expand capacity. These projects are required for Grifols to expand its production capabilities and achieve its strategy of realizing operating leverage. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot plant may cost more or not perform as well, or at all, in full scale operations. Projects may run over budget or be delayed. Grifols cannot be certain that these projects will be completed in a timely manner or that Grifols will maintain its compliance with cGMP, and Grifols may need to spend additional amounts to achieve compliance. Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from Grifols’ assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result capital returns might not be realized.

Grifols plans on spending substantial sums in capital and operating expense over the next five years to obtain FDA approval, and that of other regulatory agencies, for new indications for existing products, to enhance the facilities in which and processes by which Grifols manufactures existing products, to develop new product delivery mechanisms for existing products, to strengthen Grifols’ plasma collection system and to develop innovative product additions. Grifols faces a number of obstacles to successfully converting these efforts into profitable products including but not limited to the successful development of an experimental product for use in clinical trials, the design of clinical study protocols acceptable to FDA and other regulatory agencies, the successful outcome of clinical trials, Grifols’ ability to scale its manufacturing processes to produce commercial quantities or successfully transition technology, FDA approval, and that of other regulatory agencies, of Grifols’ product or process and Grifols’ ability to successfully market an approved product with its new process or new indication.

Grifols’ planned capital spending is expected to be significant over the next five years. Grifols currently estimates its capital spending to be in the range of €500 million to €550 million on a cumulative basis from 2010 through 2014. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements and the extent and timing of particular projects, among other things. Grifols’ ability to grow its business is dependent upon the timely completion of these facilities and obtaining the requisite regulatory approvals.

To finance these various activities, Grifols may need to incur future debt or issue additional equity if its cash flows and capital resources are insufficient, and Grifols may not be able to structure its debt obligations on favorable economic terms. If the transaction is completed, the combined company will have substantial indebtedness that may adversely affect its ability to structure its debt obligations on favorable economic terms.

Grifols may not be able to develop some of Grifols’ international operations successfully.

Grifols currently conducts sales in over 80 countries. The successful operation of such geographically dispersed resources requires considerable management and financial resources. In particular, Grifols must bridge Grifols’ business culture to the business culture of each country in which Grifols operates. In addition, international operations and the provision of services in foreign markets are subject to additional risks such as changing market conditions, currency exchange rate fluctuations, trade barriers, exchange controls, regulatory changes, changes to the tax regime, foreign investment limitations, civil disturbances and war. Furthermore, if an area in which Grifols has significant operations or an area into which Grifols is looking to expand suffers an economic recession and/or currency devaluation, Grifols’ net sales and accounts receivable collections in that region will likely decline substantially or Grifols may not be able to successfully expand in that region.

Grifols is susceptible to interest rate variations.

To implement Grifols’ business plan, Grifols has increased substantially Grifols’ indebtedness. At December 31, 2009, Grifols had a total interest bearing debt of €817.2 million, of which €393.5 million bore a floating rate of interest. As a result of the transaction, Grifols will incur approximately $3.4 billion of interest bearing debt, which bears a floating rate of interest. Any increase in interest rates payable by Grifols, which could be adversely affected by, among other things, Grifols’ inability to meet certain financial ratios, would increase Grifols’ interest expense and reduce Grifols’ cash flow, which could materially adversely affect Grifols’ financial condition and results of operations.

Grifols’ results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the euro as compared to the U.S. dollar.

A significant portion of Grifols’ business is conducted in currencies other than its reporting currency, the euro. For example, Grifols is exposed to currency fluctuations with respect to other currencies such as the British pound, Brazilian real, Malaysian ringgit and the Argentine, Mexican and Chilean pesos. As a result, currency fluctuations among the euro and the currencies in which Grifols does business have caused foreign currency translation gains and losses in the past and will likely do so in the future.

Grifols incurs a substantial portion of Grifols’ costs, particularly the collection of source plasma, Grifols’ principal raw material, in U.S. dollars, while a majority of Grifols’ net sales are earned in euros. As a result, a significant devaluation of the euro as compared to the U.S. dollar could materially adversely affect Grifols’ profit margins to the extent Grifols is unable to pass the foreign exchange cost to Grifols’ customers. Conversely, a significant appreciation of the euro as compared to the U.S. dollar could materially affect Grifols’ ability to sell Grifols’ products in the United States and Latin America (where local currency prices are generally indexed to the U.S. dollar) at competitive prices. For example, in 2009, €349.1 million of Grifols’ net sales were denominated in U.S. dollars. This represents a dollar-denominated sales to expenses ratio of 82% in 2009. Grifols is also exposed to the payment of U.S. dollar-denominated indebtedness. At December 31, 2009, 47.4% of Grifols’ consolidated bank loans and its guaranteed senior notes were denominated in U.S. dollars.

Developments in the economy may adversely impact Grifols’ business.

The recessionary economic environment may adversely affect demand for Grifols’ products. As a result of loss of jobs, patients may lose medical insurance and be unable to purchase needed medical products or may be unable to pay their share of deductibles or co-payments. IVIG is primarily sold to hospitals and specialty pharmacies. Hospitals adversely affected by the economy may steer patients to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase at a lower government price. While to date Grifols cannot directly trace any material reduction in demand to the recession, if economic conditions do not improve, the impact may become material.

Grifols’ ability to continue to produce safe and effective products depends on the safety of Grifols’ plasma supply against transmittable diseases.

Despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through plasma-derived products cannot be entirely eliminated. For example, since plasma-derived therapeutics involve the use and purification of human plasma, there has been concern raised about the risk of transmitting HIV, prions, West Nile virus, H1N1 virus (commonly known as the “swine flu”) and other blood-borne pathogens. There are also concerns about the future transmission of avian flu H5N1 virus (commonly known as the “bird flu”). In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII. Other producers of Factor VIII, though not Grifols, are defendants in numerous lawsuits resulting from these infections.

New infectious diseases emerge in the human population from time to time. If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that plasma donations could be contaminated by that infectious agent. Typically, early in an outbreak of a new disease, tests for the causative agent do not exist. During this early phase, Grifols must rely on screening of donors (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of plasma contamination. Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated plasma units.

During the early phase of an outbreak of a new infectious disease, Grifols’ ability to manufacture safe products would depend on the manufacturing process’ capacity to inactivate or remove the infectious agent. To the extent that a product’s manufacturing process is inadequate to inactivate or remove an infectious agent, Grifols’ ability to manufacture and distribute that product would be impaired.

If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair Grifols’ ability to procure plasma, manufacture its products or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products.

In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma. There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the plasma used in the production of Grifols’ products.

If Grifols’ Los Angeles or Barcelona facilities were to suffer a crippling accident, or a force majeure event materially affected Grifols’ ability to operate and produce saleable products, a substantial part of Grifols’ manufacturing capacity could be shut down for an extended period.

Substantially all of Grifols’ revenues are derived from products manufactured at Grifols’ plants located in Parets del Vallès (Barcelona) and Los Angeles. In addition, a substantial portion of Grifols’ plasma supply is stored at facilities in City of Industry, California and Grifols’ Barcelona facility. If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of Grifols’ backup generators Grifols’ revenues would be materially adversely affected. In this situation, Grifols’ manufacturing capacity could be shut down for an extended period and Grifols could experience a loss of raw materials, work in process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede Grifols’ ability to operate its business. In addition, in any such event, the reconstruction of Grifols’ Los Angeles and Barcelona fractionation plants or its plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time-consuming. During this period, Grifols would be unable to manufacture its products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes. While Grifols maintains property damage and business interruption insurance with limits of $450 million for the United States and €360 million for the rest of the world, these amounts may still be insufficient to mitigate the losses from any such event. Grifols may also be unable to recover the value of the lost plasma or work-in-process inventories, as well as the sales opportunities from the products Grifols would be unable to produce.

If Grifols experiences equipment difficulties or if the suppliers of its equipment or disposable goods fail to deliver key product components or supplies in a timely manner, Grifols’ manufacturing ability would be impaired and Grifols’ product sales could suffer.

Grifols depends on a limited number of companies that supply and maintain Grifols’ equipment and provide supplies such as chromatography resins, filter media, glass and stoppers used in the manufacture of Grifols’ products. If Grifols’ equipment should malfunction, the repair or replacement of the machinery may require substantial time and cost, which could disrupt Grifols’ production and other operations. Grifols’ plasma collection centers rely on disposable goods supplied by third parties and information technology systems hosted by third parties. Grifols’ plasma collection centers cannot operate without an uninterrupted supply of these disposable goods and the operation of these systems. Grifols has experienced periodic outages of these systems, but a material outage would affect Grifols’ ability to operate its collection centers. Alternative sources for key component parts or disposable goods may not be immediately available. Any new equipment or change in supplied materials may require revalidation by Grifols and/or review and approval by the FDA, or foreign regulatory authorities, including the EMA, which may be time-consuming and require additional capital and other resources. Grifols may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Grifols’ inability to obtain its key source supplies for the manufacture of its products may require it to delay shipments of products, harm customer relationships and force it to curtail operations.

If Grifols’ shipping or distribution channels were to become inaccessible due to a crippling accident, an act of terrorism, a strike or any other force majeure event, Grifols’ supply, production and distribution processes could be disrupted.

Plasma must be transported at a temperature of −20 degrees Celsius to ensure the preservation of the proteins found in it. Not all shipping or distribution channels are equipped to transport plasma at these temperatures. If any of Grifols’ shipping or distribution channels becomes inaccessible due to a crippling accident, an act of terrorism, a strike or any other force majeure event, Grifols may experience disruptions in Grifols’ continued supply of plasma and other raw materials, delays in Grifols’ production process or a reduction in Grifols’ ability to distribute Grifols’ products directly to Grifols’ customers.

Grifols relies in large part on third parties for the sale, distribution and delivery of its products.

In the United States, Grifols regularly enters into distribution, supply and fulfillment contracts with group purchasing organizations, home care companies, alternate infusion sites, hospital groups and others. Grifols is highly dependent on these contracts for the successful sale, distribution and delivery of its products. For example, Grifols relies principally on group purchasing organizations and on its distributors to sell Grifols’ IVIG product. If the parties with which Grifols contracts breach, terminate, or otherwise fail to perform under the agreements, Grifols’ ability to effectively distribute its products will be impaired and its business may be materially and adversely affected. In addition, through circumstances outside of Grifols’ control, such as general economic decline, market saturation or increased competition, Grifols may be unable to successfully renegotiate its contracts or secure terms which are as favorable to Grifols. In addition, Grifols relies in certain countries on distributors for sales of its products. Disagreements or difficulties with Grifols’ distributors supporting Grifols’ export business could result in a loss of sales.

Product liability lawsuits against Grifols could cause Grifols to incur substantial liabilities, limit sales of Grifols’ existing products and limit commercialization of any products that Grifols may develop.

Grifols’ business exposes it to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of plasma-derived therapeutic protein products. Grifols faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials and an even greater risk when it commercially sells any products. If Grifols cannot successfully defend itself against claims that its product candidates or products caused injuries, Grifols could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for its products and any product candidates that Grifols may develop;

•	injury to Grifols’ reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that Grifols may develop.

Grifols’ insurance may not be adequate to cover all liabilities that Grifols may incur. Grifols intends to expand its insurance coverage as its sales grow. Insurance coverage is, however, increasingly expensive. Grifols may not be able to maintain insurance coverage at a reasonable cost and it may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Grifols products and manufacturing processes are subject to regulatory requirements and authority, including over Grifols’ manufacturing practices and any product recalls.

Grifols’ products, and Grifols’ advertising and promotional activities for such products, are subject to regulatory requirements, ongoing review and periodic inspections by the FDA, the OIG, EMA and other regulatory bodies. In addition, the manufacture and packaging of plasma products are regulated by the FDA and comparable regulatory bodies in Europe and elsewhere and must be conducted in accordance with the FDA’s cGMP regulations and comparable requirements of foreign regulatory bodies, including the EMA.

Later discovery of previously unknown problems with Grifols’ products or failure by Grifols to comply with cGMP regulations, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on such products or manufacturing processes;

•	withdrawal of products from the market;

•	voluntary or mandatory recall;

•	suspension or withdrawal of regulatory approvals and licenses;

•	cessation of Grifols’ manufacturing activities, which may be for an extended or indefinite period of time;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

Grifols could also be required to add warnings to its packaging or labeling that could negatively differentiate its product in the view of customers or patients.

A breakdown in Grifols’ information technology systems could result in a significant disruption to Grifols’ business.

Grifols’ operations are highly dependent on Grifols’ information technology systems. If Grifols were to suffer a breakdown in Grifols’ systems, storage, distribution or tracing, Grifols could experience significant disruptions affecting Grifols’ manufacturing, accounting and billing processes.

Grifols’ success depends in part on its ability to obtain and maintain protection in the United States and other countries of the intellectual property relating to or incorporated into its technology and products.

Grifols’ patents expire at various dates. Grifols’ pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will provide it with any competitive advantage. Even if issued, Grifols cannot guarantee that: any of Grifols’ present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; its intellectual property rights will provide competitive advantages; its ability to assert its intellectual property rights against potential competitors or to settle current or future disputes will not be limited by Grifols’ agreements with third parties; any of its pending or future patent applications will be issued or have the coverage originally sought; its intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or it will not lose the ability to assert its intellectual property rights against, or to license its technology to, others and collect royalties or other payments. In addition, Grifols’ competitors or others may design around its protected patents or technologies. Effective protection of Grifols’ intellectual property rights may be unavailable, limited or not applied for in some countries. Changes in patent laws or their interpretation in the United States and other countries could also diminish the value of Grifols’ intellectual property or narrow the scope of its patent protection. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect Grifols’ rights to the same extent as the laws of the United States. As a result, Grifols patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to theirs. In order to preserve and enforce Grifols’ patent and other intellectual property rights, Grifols may need to make claims or file lawsuits against third parties. This can entail significant costs to Grifols and divert its management’s attention from developing and commercializing its products.

In addition to patented technology, Grifols relies on its unpatented proprietary technology, trade secrets, processes and know-how.

Grifols generally seeks to protect this information by confidentiality agreements with its employees, consultants, scientific advisors and third parties. These agreements may not effectively prevent disclosure of confidential information, may be limited as to their term, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, Grifols’ trade secrets may otherwise become known or be independently developed by competitors or other third parties. To the extent that Grifols’ employees, consultants or contractors use intellectual property owned by others in their work for Grifols, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Grifols’ proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect its competitive business position. Grifols also relies on contractual protections with its customers, suppliers, distributors, employees and consultants, and it implements security measures designed to protect its trade secrets. Grifols cannot assure that these contractual protections and security measures will not be breached, that it will have adequate remedies for any such breach or that its suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts. Since Grifols relies on trade secrets and nondisclosure agreements, in addition to patents, to protect some of its intellectual property, there is a risk that third parties may obtain and improperly utilize its proprietary information to its competitive disadvantage. Grifols may not be able to detect unauthorized use or take appropriate and timely steps to enforce its intellectual property rights.

Grifols may infringe or be alleged to infringe intellectual property rights of third parties.

Grifols’ products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which Grifols does not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against Grifols or its collaborators that would cause Grifols to incur substantial expenses and, if successful against Grifols, could cause Grifols to pay substantial damages. Further, if a patent infringement suit were brought against Grifols or its collaborators, Grifols or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

If Grifols is found to be infringing on the patent rights of a third party, or in order to avoid potential claims, Grifols or its collaborators may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if Grifols or its collaborators were able to obtain a license, the rights may be nonexclusive, which could result in Grifols’ competitors gaining access to the same intellectual property. Ultimately, Grifols could be prevented from commercializing a product, or be forced to cease some aspect of Grifols’ business operations, if, as a result of actual or threatened patent infringement claims, Grifols or Grifols’ collaborators are unable to enter into licenses on acceptable terms.

Grifols has in-licensed certain patent rights.

The license agreements for such patent rights impose payment and other material obligations on Grifols. Although Grifols is currently in compliance with all of its material obligations under these licenses, if it were to breach any such obligations, its counterparties may be entitled to terminate the licenses. This may restrict or delay or eliminate Grifols’ ability to develop and commercialize its products, which could adversely affect its business. Grifols cannot guarantee that the third-party patents and technology it licenses will not be licensed to its competitors. In the future, Grifols may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. Grifols is unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Monitoring unauthorized use of Grifols’ intellectual property is difficult and costly.

Unauthorized use of Grifols’ intellectual property may have occurred or may occur in the future. Although Grifols has taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect its intellectual property would adversely affect its business. Moreover, if Grifols is required to commence litigation, whether as a plaintiff or defendant, not only would this be time-consuming, but it would also be forced to incur significant costs and divert its attention and efforts of its management and other employees, which could, in turn, result in lower revenue and higher expenses.

There can be no assurance that patents owned by or licensed to Grifols will not be challenged by others.

Grifols could incur substantial costs in proceedings, including interference proceedings before the United States Patent and Trademark Office and comparable proceedings before similar agencies in other countries in connection with any claims that may arise in the future. These proceedings could result in adverse decisions about the patentability of Grifols or its licensors’ inventions and products, as well as about the enforceability, validity or scope of protection afforded by the patents. Any adverse decisions about the patentability of Grifols’ product candidates could cause it to either lose rights to develop and commercialize its products or to license such rights at substantial cost to it. In addition, even if Grifols was successful in such proceedings, the cost and delay of such proceedings could have a material adverse effect on its business.

Unaudited prospective financial information involves risks, uncertainties and assumptions, many of which are beyond the control of Grifols. Consequently the results set out in the prospective financial information may not be realized and are not necessarily predictive of actual future results.

The unaudited prospective financial information of Grifols contained in this joint proxy statement/prospectus involves risks, uncertainties and assumptions and is not a guarantee of performance. The future financial results of Grifols and, if the transaction is completed, the combined company, may materially differ from those expressed in the financial forecasts due to factors that are beyond Grifols’ or the combined company’s ability to control or predict. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The financial forecasts do not take into account any circumstances or events occurring after the date they were prepared.

More specifically, the financial forecasts:

•	necessarily make numerous assumptions, many of which are beyond the control of Grifols and may not prove to be accurate;

•	do not necessarily reflect revised prospects for Grifols’ or the combined company’s businesses, changes in general business or economic conditions, or any other transaction or event that has subsequently occurred or that may occur and that was not anticipated at the time the forecasts were prepared; and

•	are not necessarily predictive of actual future results, which may be significantly more favorable or less favorable than reflected in the forecasts.

The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Talecris, Grifols, any of their representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results or is indicative of guidance that Grifols would provide as a stand-alone company should the transaction not be consummated. None of Talecris, Grifols, any of their respective representatives or officers has made or makes any representation to any stockholder or other person regarding Grifols’ ultimate performance compared to the forecasts contained in the selected unaudited prospective financial information or that forecasted results will be achieved. Grifols has made no representation to Talecris, in the merger agreement or otherwise, concerning these or any financial forecasts. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, interest on investments, and matters specific to Grifols’ business, such as approval and successful launch of new products and competitive conditions, which are difficult to predict, and many of which are beyond Grifols’ control. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. A number of factors create significant uncertainty as to whether the results portrayed in unaudited prospective information for 2010 and beyond will be achieved, including those discussed in the section entitled “Risk Factors” in this joint proxy statement/prospectus. The unaudited prospective financial information was not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information were developed from historical financial statements and do not give effect to any changes or expenses as a result of the transaction or any other effects of the transaction. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such unaudited prospective financial information will be necessarily predictive of future events, and it should not be relied on as such. Grifols does not intend to update or otherwise revise the prospective financial information in this joint proxy statement/prospectus.

Risks Relating to Grifols’ Shareholding Structure

The Grifols family may continue to exercise significant influence over the conduct of Grifols’ business.

The Grifols family and Scranton Enterprises B.V. own, directly and indirectly, 35.3% of Grifols’ ordinary shares. After giving effect to the issuance of non-voting shares as consideration in the transaction, the Grifols family and Scranton Enterprises B.V. will continue to own, directly and indirectly, 35.3% of outstanding Grifols’ ordinary shares. Consequently, the Grifols family and Scranton Enterprises B.V. may continue to exercise significant influence over matters requiring shareholders’ approval including, among other things, the election of the Board of Directors, dividend policy and certain fundamental corporate action, such as the issuance of bonds, a merger or a dissolution. Conflicts may arise between the interests of the principal shareholders and those of the other shareholders and the principal shareholders may choose to resolve the conflict in a way that does not coincide with the interests of the other shareholders.

Grifols’ share price could be volatile and subject to sudden and significant declines.

The market price of Grifols’ shares may be volatile. Factors outside Grifols’ control such as stock market analyst recommendations, developments affecting Grifols’ industry and changes in conditions in the financial markets may have a significant effect on the market price of Grifols’ shares. In addition, during the past few years, securities markets in Spain and worldwide have experienced significant volatility in prices and trading volumes. The high and low trading prices of Grifols’ ordinary shares on the Spanish Stock Exchanges were €18.25 and €10.11 in 2007, €20.53 and €11.76 in 2008, and €14.29 and €10.30 in 2009. This volatility could have a negative impact on the market price of the shares, irrespective of Grifols’ financial condition and results of operations.

Subscription (or pre-emptive) rights may be unavailable to U.S. holders of Grifols’ shares.

In the case of a future increase of Grifols’ registered share capital, existing shareholders will generally be entitled to subscription (or pre-emptive) rights pursuant to Spanish law, unless waived by a resolution of the shareholders or, if such power has been delegated to the Board of Directors pursuant to a shareholders’ resolution, by a resolution of the Board of Directors and except in certain situations, such as capital increases made for an in-kind contribution, in which subscription (or pre-emptive) rights are not applicable by law. Holders of the Grifols non-voting shares will generally not have a right to vote any resolution on a capital increase or on the waiver of subscription (or pre-emptive) rights unless such resolution does not treat the Grifols non-voting shares in the same way as Grifols voting shares except in the limited circumstances that will be set out in Grifols’ ByLaws.

Even if preemptive rights are granted, holders of the Grifols new ADSs or U.S. resident shareholders of Grifols may not be able to exercise subscription (or pre-emptive) rights, in which case holders of Grifols new ADSs could be substantially diluted, unless a registration statement under the Securities Act is effective with respect to such rights and the shares for which they give such right or an exemption from the registration requirements of the Securities Act is available.

Grifols intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration requirements, as well as the benefits to Grifols of enabling the exercise of subscription (or pre-emptive) rights for the shares. In doing so, Grifols will also evaluate any other factors Grifols may consider appropriate at the time. There can be no assurance that Grifols will decide to comply with such registration requirements. If no such registration requirements are satisfied the depositary will sell the subscription (or pre-emptive) rights relating to the Grifols new ADSs on deposit and will distribute the proceeds of such sale, if any, to the holders of the Grifols new ADSs. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case no value will be given for these rights.

Risks Relating to the Business of Talecris

Talecris’ business is highly concentrated on its two largest products, Gamunex IVIG and Prolastin/Prolastin-C A1PI, and its largest geographic region, the United States. Any adverse market event with respect to these products or the U.S. region would have a material adverse effect on Talecris’ business.

Talecris relies heavily upon the sales of Gamunex IVIG and Prolastin/Prolastin-C A1PI, which together comprised approximately 76% and 75% of its total net revenue for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. Sales of Gamunex IVIG comprised approximately 54% of its total net revenue for each of the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. If either Gamunex IVIG or Prolastin/Prolastin-C A1PI lost significant sales, or were substantially or completely displaced in the market, Talecris would lose a significant and material source of its net revenue. Similarly, if either Gamunex IVIG or Prolastin/Prolastin-C A1PI were to become the subject of litigation and/or an adverse governmental ruling requiring Talecris to cease sales of either product, its business would be adversely affected.

A recent review of two previously conducted studies of the safety and effectiveness of alpha-1 antitrypsin, sold by Talecris as Prolastin, was conducted by the Nordic Cochrane Centre at Rigshospitalet in Copenhagen, Denmark. The review of these older studies concluded that there was no statistically meaningful difference between treatment with intravenous alpha-1 antitrypsin or a placebo. While Talecris believes that the Nordic Cochrane Centre review is flawed, the review could have an adverse affect on sales of Prolastin and the prospects of obtaining future reimbursement approvals in Europe. Additionally, the FDA recently objected to promotional claims in marketing materials for Prolastin as inconsistent with the product’s approved package insert because they were based on data which the FDA considered insufficient to demonstrate the long-term effects derived from chronic augmentation therapy of individuals with alpha-1 antitrypsin deficiency.

Talecris relies heavily upon sales from the U.S. region, which comprised approximately 69% and 66% of its net revenue for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. If its U.S. sales were significantly impacted by either material changes to government or private payer reimbursement, by other regulatory developments, or by competition, then its business would be adversely affected.

Talecris’ manufacturing processes are complex and involve biological intermediates that are susceptible to contamination and variations in yield.

Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma, by Talecris or third-party suppliers, may require it to destroy some of its raw material. If unsuitable plasma is not identified and discarded prior to the release of the plasma to Talecris’ manufacturing process, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market, resulting in a charge to cost of goods sold.

The manufacture of Talecris’ plasma products is an extremely complex process of fractionation, purification, filling and finishing. Talecris’ products can become non-releasable or otherwise fail to meet Talecris’ specifications through a failure of one or more of Talecris’ product testing, manufacturing, process controls and quality assurance processes. Talecris may detect instances in which an unreleased product was produced without adherence to its manufacturing procedures or plasma used in its production process was not collected or stored in a compliant manner consistent with its cGMP or other regulations. Such an event of noncompliance would likely result in Talecris’ determination that the impacted products should not be released and therefore should be destroyed. For example, a malfunction of the Gamunex IVIG chromatography system just prior to Talecris’ formation transaction in 2005 resulted in the processing of IVIG products containing elevated levels of antibodies for over one month. Talecris’ total cost related to this incident, including the costs of product loss, investigation, testing, disposal, and other remedial actions, was approximately $41.6 million. Talecris subsequently recovered from Bayer $10.7 million through its 2005 working capital adjustment and $9.0 million in the first quarter of 2007 through a settlement.

Once Talecris has manufactured its plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Talecris’ failure, or the failure of third parties that supply, ship or distribute Talecris products, to properly care for those products may require that those products be destroyed.

While Talecris expects to write off small amounts of work-in-process inventories in the ordinary course of business due to the complex nature of plasma, Talecris’ processes and Talecris’ products, unanticipated events may lead to write-offs and other costs materially in excess of Talecris’ expectations. Talecris has in the past had issues with product quality and purity that have caused Talecris to write off the value of the product. Such write-offs and other costs could cause material fluctuations in Talecris’ profitability. Furthermore, contamination of Talecris’ products could cause investors, consumers, or other third parties with whom Talecris conducts business to lose confidence in the reliability of Talecris’ manufacturing procedures, which could adversely affect sales and profits. In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of Talecris’ products and expose Talecris to product liability damages and claims from companies for whom Talecris performs contract manufacturing.

Additionally, due to the nature of plasma there will be variations in the biologic properties of the plasma Talecris collects or purchases for fractionation that may result in fluctuations in the obtainable yield of desired fractions, even if cGMP is followed. Lower yields may limit production of Talecris’ plasma-derived products due to capacity constraints. If these batches of plasma with lower yields impact production for extended periods, it may reduce the total capacity of product that Talecris could market and increase Talecris’ cost of goods sold, thus reducing Talecris’ profitability.

Talecris’ business requires substantial capital to operate and grow and to achieve Talecris’ strategy of realizing increased operating leverage, including the completion of several large capital projects.

Talecris intends to undertake several large capital projects to maintain compliance with cGMP and expand capacity. These projects are required for Talecris to expand its production capabilities and achieve its strategy of realizing operating leverage. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot plant may cost more or not perform as well, or at all, in full scale operations. Projects may run over budget or be delayed. Talecris cannot be certain that these projects will be completed in a timely manner or that Talecris will maintain its compliance with cGMP, and Talecris may need to spend additional amounts to achieve compliance. Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from Talecris’ assumptions regarding the number of competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result capital returns might not be realized.

Talecris plans on spending substantial sums in capital and operating expense over the next five years to obtain FDA approval for new indications for existing products, to enhance the facilities in which and processes by which Talecris manufactures existing products, to develop new product delivery mechanisms for existing products, to strengthen Talecris’ plasma collection system and to develop innovative product additions. Talecris faces a number of obstacles to successfully converting these efforts into profitable products including but not limited to the successful development of an experimental product for use in clinical trials, the design of clinical study protocols acceptable to FDA, the successful outcome of clinical trials, Talecris’ ability to scale its manufacturing processes to produce commercial quantities or successfully transition technology, FDA approval of Talecris’ product or process and Talecris’ ability to successfully market an approved product with its new process or new indication.

Talecris’ planned capital spending is significant over the next five years, which Talecris currently estimates to be in the range of $800 million to $850 million on a cumulative basis from 2010 through 2014. The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements, and the extent and timing of particular projects, among other things. Given Talecris’ expectations that it will need to increase its fractionation capacity in the near term, Talecris’ ability to grow its business is dependent upon the timely completion of these facilities and obtaining the requisite regulatory approvals.

To finance these various activities, Talecris may need to incur future debt or issue additional equity if its cash flows and capital resources are insufficient, and Talecris may not be able to structure its debt obligations on favorable economic terms. If the transaction is completed, the combined company will have substantial indebtedness that may adversely affect its ability to structure its debt obligations on favorable economic terms. See the section entitled “— Risks Relating to the Combined Company— If the transaction is completed, the combined company will have substantial indebtedness, which will increase the vulnerability of the combined company to general adverse economic and industry conditions and may limit the combined company’s ability to pursue strategic alternatives and react to changes in its business and industry.” A failure to fund these activities may harm Talecris’ competitive position, quality compliance and financial condition.

Talecris’ ability to continue manufacturing and distributing its products depends on Talecris’ and Talecris’ suppliers’ continued adherence to cGMP regulations.

The manufacturing processes for Talecris’ products are governed by detailed written procedures and federal regulations that set forth cGMP requirements for blood and blood products. Talecris’ Quality Operations unit monitors compliance with these procedures and regulations, and the conformance of materials, manufacturing intermediates, and final products to their specifications. Failure to adhere to established procedures or regulations, or to meet a specification, could require that a product or material be rejected and destroyed. There are relatively few opportunities for Talecris to rework, reprocess or salvage nonconforming materials or products.

Talecris’ adherence to cGMP regulations and the effectiveness of Talecris’ quality systems are periodically assessed through inspections of Talecris’ facilities by the FDA in the U.S. and analogous regulatory authorities in other countries. Talecris cannot assure you that it will not be cited for deficiencies in the future. If deficiencies are noted during an inspection, Talecris must take action to correct those deficiencies and to demonstrate to the regulatory authorities that Talecris’ corrections have been effective. If serious deficiencies are noted or if Talecris is unable to prevent recurrences, Talecris may have to recall product or suspend operations until appropriate measures can be implemented. Talecris is required to report some deviations from procedures to the FDA. Even if Talecris determines that the deviations were not material, the FDA could require Talecris to take similar measures. Since cGMP reflects ever evolving standards, Talecris regularly needs to update its manufacturing processes and procedures to comply with cGMP. These changes may cause Talecris to incur costs without improving Talecris’ profitability or the safety of Talecris’ products. For example, more sensitive testing assays may be required (if and when they become available) or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

Changes in manufacturing processes, including a change in the location where the product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval or revalidation of the manufacturing process and procedures in accordance with cGMP. There may be comparable foreign requirements. For example, Talecris is currently in the process of transferring the manufacture of its Thrombate III product from Bayer’s Berkeley, California, biologics manufacturing facility to Talecris’ Clayton manufacturing facility. To validate Talecris’ manufacturing processes and procedures following completion of upgraded facilities, Talecris must demonstrate that the processes and procedures at the upgraded facilities are comparable to those currently in place at Bayer’s facilities. In order to provide such a comparative analysis, both the existing processes and the processes that Talecris expects to be implemented at Talecris’ upgraded facilities must comply with the regulatory standards prevailing at the time that Talecris’ expected upgrade is completed. If the FDA does not approve the transfer, Talecris’ ability to market its Thrombate III product will be seriously impaired or eliminated. In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure to adjust Talecris’ operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair Talecris’ ability to sustain normal operations.

A number of inspections by the FDA and foreign control authorities, including the German Health Authority, which is referred to as the GHA, have been conducted at Talecris’ plasma collection centers in 2010. Some of these inspections are of licensed centers to assess ongoing compliance with cGMP, while others are of Talecris’ currently unlicensed centers as a prerequisite to final approval of the centers’ license applications. If the FDA (or other authorities) finds these centers not to be in compliance, Talecris’ ongoing operations and/or plans to expand plasma collections would be adversely affected.

Talecris must continually monitor the performance of its products once approved and marketed for signs that their use may elicit serious and unexpected side effects, which could jeopardize Talecris’ ability to continue marketing the products. Talecris may also be required to conduct post-approval clinical trials as a condition to licensing a product.

As for all pharmaceutical products, the use of Talecris’ products sometimes produces undesirable side effects or adverse reactions or events, which is referred to cumulatively as “adverse events.” For the most part, these adverse events are known, are expected to occur at some frequency and are described in the products’ labeling. Known side effects described in the labeling for Talecris’ products are as follows: the use of Plasbumin 5%, 20%, 25% sometimes produces the following adverse events: allergic manifestations including urticaria, chills, fever and changes in respiration, pulse and blood pressure; the use of Plasmanate sometimes produces the following adverse events: hypotension, flushing, urticaria, back pain, nausea, headache; the use of Koate DVI sometimes produces the following adverse events: allergic type reactions; tingling in the arm, ear and face; blurred vision, headache, nausea, stomach ache and jittery feeling; the use of Gamunex sometimes produces the following adverse events: nausea, vomiting, asthenia, pyrexia, rigors, injection site reaction, allergic/anaphylactic reaction, aseptic meningitis, arthralgia, back pain, dizziness, headache, rash, pruritus, urticaria, hemolysis/hemolytic anemia; the use of Prolastin/Prolastin C sometimes produces the following adverse events: dyspnea, tachycardia, rash, chest pain, chills, influenza-like symptoms, hypersensitivity, hypotension, hypertension; the use of Thrombate III sometimes produces the following adverse events: dizziness, chest tightness, nausea, foul taste in mouth, chills, cramps, shortness of breath, chest pain, filmy vision, light-headedness, gastrointestinal fullness, hives, fever, hematoma formation; the use of HyperHEP B sometimes produces the following adverse events: local pain and tenderness at the injection site, urticaria, angioedema, anaphylactic reactions; the use of HyperRAB sometimes produces the following adverse events: soreness at injection site, mild temperature elevation, sensitivity to repeated injections in immunoglobulin-deficient patients, angioneurotic edema, skin rash, nephritic syndrome, anaphylactic shock; the use of HyperTET sometimes produces the following adverse events: soreness at injection site, sensitization to repeated injections of immunoglobulin, slight temperature elevation, angioneurotic edema, nephritic syndrome, anaphylactic shock; the use of HyperRHO sometimes produces the following adverse events: soreness at injection site, sensitization to repeated injections of immunoglobulin, slight temperature elevation, elevated bilirubin; and the use of GamaSTAN sometimes produces the following adverse events: local pain and injection site soreness, angioedema, anaphylaxis, urticaria. When adverse events are reported to Talecris, Talecris investigates each event and circumstances surrounding it to determine whether it was caused by Talecris’ product and whether it implies a previously unrecognized safety issue exists. Periodically, Talecris reports summaries of these events to the applicable regulatory authorities.

In addition, the use of Talecris’ products may be associated with serious and unexpected adverse events, or with less serious reactions at a greater than expected frequency. This may be especially true when Talecris’ products are used in critically ill patient populations. When these unexpected events are reported to Talecris, Talecris must make a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If Talecris’ evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with the product, Talecris would be obligated to withdraw the impacted lot(s) of that product. Furthermore, an unexpected adverse event of a new product could be recognized only after extensive use of the product, which could expose Talecris to product liability risks, enforcement action by regulatory authorities and damage to Talecris’ reputation and public image.

Talecris has received reports that some Gamunex patients have experienced transient hemolysis and/or hemolytic anemia, which are known potential side effects for this class of drugs. Since 2005, a disproportionate number of these reports have been received from Canada, where Talecris’ product accounted for approximately 80% of all IVIG distributed in 2009. The Canadian product labeling was updated in 2005 after these hemolysis events were first reported to Health Canada. Subsequently, Talecris provided annual updates on these events to Health Canada from 2006 to 2008, but no further action was recommended by the Canadian regulators. A serious adverse finding concerning the risk of hemolysis by any regulatory authority for intravenous immune globulin products in general, or Gamunex in particular, could adversely affect Talecris’ business and financial results.

Once Talecris produces a product, Talecris relies on physicians to prescribe and administer them as Talecris has directed and for the indications described on the labeling. It is not, however, unusual for physicians to prescribe Talecris’ products for “off-label” uses or in a manner that is inconsistent with Talecris’ directions. For example, a physician may prescribe an infusion rate for Talecris’ Gamunex IVIG product that is greater than Talecris’ directed infusion rate, which in turn may reduce its efficacy or result in some other adverse effect on the patient. Similarly, a physician may prescribe a higher or lower dosage than the dosage Talecris has indicated, which may also reduce Talecris’ product’s efficacy or result in some other adverse affect on the patient. To the extent such off-label uses and departures from Talecris’ administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of Talecris’ products in the marketplace may suffer.

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, FDA has required such trials for A1PI products, including Talecris’ recently approved A1PI next generation product, Prolastin-C. If the results of such trials are unfavorable, this could result in the loss of the license to market the product, with a resulting loss of sales.

Talecris’ products face increased competition.

Recently, certain of Talecris’ products have experienced increased competition. Until 2004, Bayer was one of two North American suppliers with an approved liquid IVIG product. In 2004, Grifols launched Flebogamma 5% liquid IVIG and Octapharma launched Octagam 5% liquid IVIG in the United States. In 2005, Baxter’s Gammaguard 10% liquid IVIG was launched. In 2007, CSL Behring received approval for Privigen 10% liquid IVIG. Privigen was launched in the United States in 2008. Grifols launched Flebogamma® 10%DIF, a 10% liquid IVIG, in the United States in the fourth quarter of 2010 and Talecris expects Octapharma to launch a 10% liquid IVIG. Omrix and Biotest are both seeking approval for liquid IVIG products in the United States, which, if approved, will further increase competition among liquid IVIG products. Additionally, Bio Products Laboratory received approval from the FDA for its 5% concentration IVIG for PI. As competition has increased, competitors have discounted the price of IVIG products. Furthermore, many customers are increasingly more price sensitive regarding IVIG products. If customers demand lower priced products of competitors, Talecris may lose sales or be forced to lower its prices.

In Canada, Talecris (and before 2005, Bayer) has been the “supplier of record” since the 1980’s. Talecris has experienced, and expects to continue to experience, annual volume declines in Canada due to Canadian Blood Services objective to have multiple sources of supply, which has impacted and will continue to impact Talecris’ overall IVIG growth. Canadian Blood Services may further reduce volumes to contract minimums and Hema Quebec may adopt a similar strategy.

Until December 2002, Talecris’ A1PI product, Prolastin A1PI, was the only plasma product licensed and marketed for therapy of congenital A1PI deficiency-related emphysema in the U.S. Accordingly, until that time, Prolastin A1PI had virtually 100% market share in its category. In December 2002 and July 2003, Alpha Therapeutic and Aventis Behring received licenses for Aralast and Zemaira, respectively, which were launched in the U.S. in 2003, and Grifols received marketing authorization for Trypsone in Spain in 2003. Due in part to Talecris’ inability to fully meet demand for A1PI product, as well as patient losses due to the nature of the disease, Talecris’ share of sales has dropped to approximately 62% in 2009 in the United States and 74% in 2008 globally according to the Marketing Research Bureau, which is referred to as MRB. Competitors may increase their sales, lower their prices or change their distribution model, which may harm Talecris’ product sales and financial condition. Also, if the attrition rate of Talecris’ Prolastin/Prolastin-C A1PI patient base accelerates faster than Talecris has forecast, Talecris would have fewer patients and lower sales volume. In addition, Kamada Ltd. received approval of its BLA for its A1PI product, Glassia, on July 1, 2010. In the European Union, Talecris has an 87% share of A1PI sales in 2008 according to MRB data, and has the only licensed A1PI product, other than Grifols, which has marketing authorization for Trypsone A1PI in Spain, and LFB, which sells Alfalastin in France. Talecris’ competitors are currently pursuing licensing trials in Europe. Should Talecris’ competitors receive approvals in the European Union sooner than expected, Talecris’ unit volumes and share of sales will be impacted. Talecris launched Prolastin-C A1PI, its next generation A1PI product, in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. Talecris launched Prolastin-C A1PI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe.

New products may reduce demand for plasma-derived A1PI. A recombinant form of A1PI (recA1PI) could gain market share through the elimination of the risk of plasma-borne pathogens, or through a reduced price permitted by significantly decreased costs (because the recA1PI would not be sourced from plasma). In addition to Talecris, Arriva and GTC Biotherapeutics are in the early stages of development for a recombinant form of recA1PI. Although Talecris is not aware of any active clinical trials for a recA1PI product, a successful recA1PI, prior to Talecris’ developing a similar product, could gain first mover advantage and result in a loss of Talecris’ A1PI market share. Similarly, if a new formulation of A1PI is developed that has a significantly improved rate of administration, such as aerosol inhalation, the market share of Prolastin/Prolastin-C A1PI could be negatively impacted. Similarly, several companies are attempting to develop products which would be substitution threats in the A1PI sector, including retinoic acid, oral synthetic elastase inhibitors and gene therapy. While these products are all in early stages of development, the potential for successful product development and launch cannot be ruled out.

In addition, Talecris’ plasma-derived therapeutics face competition from non-plasma products and other courses of treatments. For example, two RhD hyperimmune globulins for intravenous administration, Cangene’s WinRho SDF and CSL Behring’s Rhophylac, are now approved for use to treat ITP, and GSK and Amgen launched thrombopoietin inhibitors targeting ITP patients in 2008 that may reduce the demand for IVIG to treat this immune disorder. There is also a risk that indications for which Talecris’ products are now used will be susceptible to new treatments, such as small molecules, monoclonal or recombinant products. Recombinant Factor VIII product competes with Talecris’ own plasma-derived product in the treatment of Hemophilia A and is perceived by many experts to have lower risks of disease transmission. Additional recombinant products or the use of monoclonal antibodies, small molecules or stem cell transplantations could compete with Talecris’ products and reduce the demand for Talecris’ products. Crucell and Sanofi Pasteur have completed Phase II clinical trials for a monoclonal rabies product to compete with Talecris’ rabies hyperimmune product. If successful, Talecris estimates that the monoclonal product could take a significant portion of the rabies market in years subsequent to its introduction. Also, in February 2009, GTC Biotherapeutics obtained FDA approval of a competitive ATIII product for the treatment of hereditary antithrombin deficiency, which is derived from the milk of transgenic goats. This product now directly competes with Talecris’ product, Thrombate III (Human), which had been the only FDA approved product.

Talecris does not currently sell any recombinant products. Although Talecris is attempting to develop recombinant versions of Plasmin, A1PI and Factor VIII, Talecris cannot be certain that any of these products will ever be approved or commercialized. As a result, Talecris’ product offerings may remain plasma-derived, even if its competitors offer competing recombinant products.

Talecris’ financial performance will suffer if it does not improve the cost efficiency of its plasma collection platform.

The opening of new plasma collection centers, which take up to several years to reach efficient production capacity, and the creation of a corporate infrastructure to support Talecris’ vertical integration strategy have historically resulted in Talecris’ per liter cost of plasma being higher than many of Talecris’ larger competitors. Talecris charges excess unabsorbed overhead costs directly to cost of goods sold until Talecris’ plasma collection centers reach normal operating capacities. As of September 30, 2010, Talecris has substantially eliminated unabsorbed infrastructure and start-up costs.

In order to continue to improve the cost per liter of plasma, Talecris will need to significantly increase production levels to leverage fixed costs, improve operational efficiency, reduce overall fixed costs, reduce variable costs such as donor fees or a combination of some or all of the foregoing. Talecris’ inability to significantly reduce the cost per liter of plasma will result in higher costs of operations, lower margins and lower cash flow than Talecris’ competitors. If by attempting to reduce these costs, Talecris adversely affects compliance with cGMP, Talecris may be required to write-off plasma and any intermediates and products manufactured with non-compliant plasma and Talecris may face shortages of plasma needed to manufacture its products.

Talecris would become supply-constrained and Talecris’ financial performance would suffer if it could not obtain adequate quantities of FDA-approved source plasma.

In order for plasma to be used in the manufacturing of Talecris’ products, the individual centers at which the plasma is collected must be licensed by the FDA, and approved by the regulatory authorities, such as the GHA, of those countries in which Talecris sells its products. When a new plasma collection center is opened, and on an ongoing basis after licensure, it must be inspected by the FDA and GHA for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or risk the suspension or revocation of an existing license.

In order to maintain a plasma center’s license, its operations must continue to conform to cGMP and other regulatory requirements. In the event that Talecris determines that plasma was not collected in compliance with cGMP, it may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, Talecris could experience significant inventory impairment provisions and write-offs which could adversely affect Talecris’ business and financial results. During 2008, Talecris experienced such an event at one of Talecris’ plasma collection centers, which resulted in a charge to cost of goods sold of $23.3 million, for which Talecris subsequently recovered $19.5 million through September 30, 2010. In this particular instance, a portion of the impacted plasma had been released to manufacturing prior to Talecris’ detection of the issue.

Talecris plans to increase its supplies of plasma for use in its manufacturing processes through increased collections at its plasma collection centers and through selective acquisitions or remodeling and relocations of existing centers. This strategy is dependent upon Talecris’ ability to successfully integrate new centers, to obtain FDA and GHA approval for the remaining unlicensed plasma centers, to maintain a cGMP compliant environment in all plasma centers while changing Talecris’ standard operating procedures, which are referred to as SOPs, and to expand production and attract donors to Talecris’ centers.

Talecris’ ability to maintain a cGMP compliant environment in all plasma collection centers may be challenged as a result of the implementation of a comprehensive set of new SOPs which have been approved by the FDA. Implementing the revised SOPs will be a substantial project, which will temporarily increase cost and reduce plasma collection volumes. During the fourth quarter of 2010, Talecris completed the conversion of all its 69 plasma collection centers to these new SOPs. The change in SOPs, although intended to improve quality and compliance, could temporarily lead to an increase in issues and audit findings by Talecris, the FDA, the GHA or other regulatory agencies.

Talecris’ ability to expand production and increase its plasma collection centers to more efficient production levels may be affected by changes in the economic environment and population in selected regions where Talecris Plasma Resources, Inc., a subsidiary of Talecris, which is referred to as TPR, operates plasma centers, by the entry of competitive plasma centers into regions where TPR operates, by misjudging the demographic potential of individual regions where TPR expects to expand production and attract new donors, by unexpected facility related challenges, or by unexpected management challenges at selected plasma centers. In addition, beginning in 2012, the recently enacted healthcare reform legislation may require Talecris to issue Internal Revenue Service Form 1099 to plasma donors whose remuneration equals or exceeds six hundred dollars. The cost of implementing this requirement, as well as its potential impact on plasma donations, is unknown at this time.

Talecris’ financial performance is dependent upon third-party suppliers of FDA-approved source plasma.

For the nine months ended September 30, 2010 and the year ended December 31, 2009, Talecris obtained 16.0% and 14.3%, respectively, of its plasma under a five-year supply arrangement with CSL Plasma Inc., a subsidiary of CSL and a major competitor. The agreement with CSL Plasma Inc. provides that Talecris’ minimum purchase obligations are as follows: (1) 550,000 liters for calendar year 2010; (2) 300,000 liters of plasma for each of calendar years 2011 and 2012; and (3) 200,000 liters of plasma for calendar year 2013. Each quarter, CSL Plasma Inc. is obligated to deliver at least 20% of Talecris’ minimum purchase obligation for that year. Talecris has notified

CSL Plasma Inc. that Talecris will not elect to take optional volumes under the contract in 2011. Either Talecris or CSL Plasma Inc. may terminate the agreement in the event of material nonperformance after a 30-day cure period. For the nine months ended September 30, 2010 and the year ended December 31, 2009, Talecris obtained 9.7% and 8.9%, respectively, of its plasma from Interstate Blood Bank, Inc., which is referred to as IBBI. The agreement with IBBI requires Talecris to make a minimum purchase of 330,000 liters of plasma each year during the term of the agreement, which terminates at the end of 2016. Talecris has a right of first refusal with respect to any material quantities of plasma that IBBI has available for sale in excess of this amount, as well as a right of first refusal with respect to the transfer of any asset, equity, or controlling interest of IBBI related to any of the centers which supply Talecris. Talecris also agreed to provide secured financing for additional centers approved by Talecris and the relocation of IBBI’s plasma centers for a maximum amount of $1.0 million per center and $3.0 million in the aggregate. Either Talecris or IBBI may terminate the agreement in the event of material nonperformance after a 30-day cure period. Were any dispute to arise or were CSL Plasma Inc. or IBBI to experience any plasma collection difficulties, it could be difficult or impossible for Talecris to replace the shortfall, which would materially adversely affect its business.

Plasma volumes obtained under arrangements with independent third parties have not always met expectations. An inability of any of Talecris’ suppliers to operate their business successfully and satisfy their obligations in a timely manner may cause a disruption in Talecris’ plasma supply, which could materially adversely affect its business.

Industry-wide disruptions could reduce the availability of FDA-approved source plasma and Talecris’ financial performance would suffer.

A number of other factors could disrupt Talecris’ ability to increase source plasma collections, including but not limited to:

•	A lack of alternative plasma supply sources. In recent years, there has been consolidation in the industry as several plasma-derived manufacturers have acquired previously independent plasma collectors. As a result, it could be difficult or impossible to resolve any significant disruption in the supply of plasma or an increased demand for plasma with plasma from alternative sources; and

•	A reduction in the donor pool. Regulators in most of the large markets for plasma-derived products, including the United States, restrict the use of plasma collected from specific countries and regions in the manufacture of plasma derivative products. For example, the appearance of the variant Creutzfeldt-Jakob disease, commonly referred to as “mad cow” disease (which resulted in the suspension of the use of plasma collected from U.K. residents), and concern over the safety of blood products (which has led to increased domestic and foreign regulatory control over the collection and testing of plasma and the disqualification of certain segments of the population from the donor pool), have significantly reduced the potential donor pool.

Talecris’ products have historically been subject to supply-driven price fluctuations.

Talecris’ products, particularly IVIG, have historically been subject to price fluctuations as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, development of competing products and the availability of alternative therapies. Higher prices for plasma-derived products have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices. As demand continues to grow, if plasma supply and manufacturing capacity do not commensurately expand, prices tend to increase.

The robust demand for plasma derived products, particularly for IVIG, over the last few years has resulted in efforts on the part of companies, including Talecris, to increase manufacturing capacity and open new plasma collection centers to increase the availability of source plasma. Some of Talecris’ competitors have announced plans to grow product supply at a rate above expected demand growth. The growth in demand for IVIG has been outpaced by the recent supply growth, as evidenced by increased supply in the distribution channel. Talecris, or its competitors, may misjudge demand growth and over-invest in expanding plasma collection or manufacturing capacity, which ultimately may result in lower prices for, or inability to sell, Talecris’ products.

The FDA recently approved Gamunex-C for the subcutaneous route of administration for the PI indication. Talecris believes that its competitors are developing several new products and technologies potentially offering an improved route of administration and even for indications beyond PI. If these development efforts are successful and Talecris’ effort fails, then Talecris could be at a competitive disadvantage which may impact its Gamunex sales.

Until December 2002, Talecris’ A1PI product, Prolastin A1PI, was the only plasma product licensed and marketed for therapy of congenital A1PI deficiency-related emphysema in the U.S. Accordingly, until that time, Prolastin A1PI had virtually 100% market share in its category. In December 2002 and July 2003, Baxter and CSL Behring received licenses for Aralast and Zemaira, respectively, which were launched in the U.S. in 2003, and Grifols received marketing authorization for Trypsone in Spain in 2003. Due in part to Talecris’ inability to fully meet demand for A1PI product, as well as patient losses due to the nature of the disease, Talecris’ share of sales has dropped to approximately 62% in 2009 in the United States and 74% in 2008 globally according to MRB data. These and other future competitors may increase their sales, lower their prices or change their distribution model which may harm Talecris’ product sales and financial condition. Also, if the attrition rate of Talecris’ Prolastin/Prolastin-C A1PI patient base accelerates faster than Talecris has forecast, Talecris would have fewer patients and lower sales volume. In addition, Kamada Ltd. received approval of its BLA for its A1PI, Glassia, on July 1, 2010. In the European Union, Talecris has an 87% share of A1PI sales in 2008 according to the MRB, and has the only licensed A1PI product, other than Grifols, which has marketing authorization for Trypsone A1PI in Spain and LFB which sells Alfalastin in France. Talecris’ competitors are currently pursuing licensing trials in Europe. Should Talecris’ competitors receive approvals in the European Union sooner than expected, this will impact Talecris’ unit volumes and share of sales. Talecris launched Prolastin-C A1PI, its next generation A1PI product, in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. Talecris launched Prolastin-C A1PI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe.

New products may reduce demand for plasma-derived A1PI. A recombinant form of A1PI (recA1PI) could gain market share through the elimination of the risk of plasma-borne pathogens, or through a reduced price permitted by significantly decreased costs (since the recA1PI would not be sourced from plasma). In addition to Talecris, Arriva and GTC Biotherapeutics are in the early stages of development for a recombinant form of recA1PI. Although Talecris is not aware of any active clinical trials for a recA1PI product, a successful recA1PI, prior to Talecris’ developing a similar product, could gain first mover advantage and result in a loss of Talecris’ A1PI market share. Similarly, if a new formulation of A1PI is developed that has a significantly improved rate of administration, such as aerosol inhalation, the market share of Prolastin/Prolastin-C A1PI could be negatively impacted. Similarly, several companies are attempting to develop products which would be substitution threats in the A1PI sector, including retinoic acid, oral synthetic elastase inhibitors and gene therapy. While these products are all in early stages of development, the potential for successful product development and launch cannot be ruled out.

In addition, Talecris’ plasma-derived therapeutics face competition from non-plasma products and other courses of treatments. For example, two RhD hyperimmune globulins for intravenous administration, Cangene’s WinRho SDF and CSL Behring’s Rhophylac, are now approved for use to treat ITP, and GSK and Amgen launched thrombopoietin inhibitors targeting ITP patients in 2008 that may reduce the demand for IVIG to treat this immune disorder. There is also a risk that indications for which Talecris’ products are now used will be susceptible to new treatments, such as small molecules, monoclonal or recombinant products. Recombinant Factor VIII product competes with Talecris’ own plasma-derived product in the treatment of Hemophilia A and is perceived by many to have lower risks of disease transmission. Additional recombinant products or the use of monoclonal antibodies, small molecules, or stem cell transplantations could compete with Talecris’ products and reduce the demand for Talecris’ products. Crucell and Sanofi Pasteur have completed Phase II clinical trials for a monoclonal rabies product to compete with Talecris’ rabies hyperimmune product. If successful, Talecris estimates that the monoclonal product could take a significant portion of the rabies market in years subsequent to its introduction. Also, in February 2009, GTC Biotherapeutics obtained FDA approval of a competitive ATIII product for the treatment of hereditary antithrombin deficiency, which is derived from the milk of transgenic goats. This product now directly competes with Talecris’ product, Thrombate III (Human), which had been the only FDA approved product.

Talecris does not currently sell any recombinant products. Although Talecris is attempting to develop recombinant versions of Plasmin, A1PI and Factor VIII, Talecris cannot be certain that it any of these products will ever be approved or commercialized. As a result, Talecris’ product offerings may remain plasma-derived, even if its competitors offer competing recombinant products.

Developments in the economy may adversely impact Talecris’ business.

The recessionary economic environment may adversely affect demand for Talecris’ products. Prolastin/Prolastin-C A1PI is sold directly to patients in the United States. As a result of loss of jobs, patients may lose medical insurance and be unable to purchase needed medical products or may be unable to pay their share of deductibles or co-payments. Gamunex IVIG is primarily sold to hospitals and specialty pharmacies. Hospitals adversely affected by the economy may steer patients to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase at a lower government price. While to date Talecris cannot directly trace any material reduction in demand to the recession, if economic conditions do not improve, the impact may become material.

Talecris’ results of operations and financial condition may be affected by adverse changes in foreign currency exchange rates, especially a significant shift in the value of the Canadian dollar and euro as compared to the U.S. dollar.

Talecris operates internationally and enters into transactions denominated in foreign currencies. As such, Talecris’ financial position, results of operations, cash flows and competitive position are subject to the variability that arises from exchange rate movements in relation to the U.S. dollar. Talecris’ foreign currency exposures are primarily limited to the impact that fluctuations in the euro and the Canadian dollar have on its net revenue and the remeasurement of its euro-denominated accounts receivable. Currency fluctuations among the U.S. dollar and the currencies in which Talecris does business have caused foreign currency translation gains and losses in the past and will likely do so in the future.

In particular, an adverse movement in the value of the euro in relation to the U.S. dollar could have a significant impact on Talecris’ profitability. Talecris has not hedged its exposure to changes in foreign currency exchange rates. Consequently, Talecris could incur unanticipated gains and losses as a result of changes in foreign currency exchange rates.

Talecris is investigating potential Foreign Corrupt Practices Act violations.

Talecris is conducting an internal investigation into potential violations of the FCPA that it became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of the Talecris Board of Directors. The investigation into certain possibly improper payments to individuals and entities made after Talecris’ formation initially focused on payments made in connection with sales in certain Eastern European and Middle Eastern countries, primarily Belarus, Russia and Iran, but Talecris is also reviewing sales practices in Brazil, China, Georgia, Turkey and other countries as deemed appropriate.

In July 2009, Talecris voluntarily contacted the U.S. Department of Justice, which is referred to as the DOJ, to advise them of the investigation and to offer its cooperation in any investigation that they want to conduct or they want Talecris to conduct. The DOJ has not indicated what action it may take, if any, against Talecris or any individual, or the extent to which it may conduct its own investigation. The DOJ or other federal agencies may seek to impose sanctions on Talecris that may include, among other things, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which Talecris does business may initiate their own investigations and impose similar penalties. As a result of this investigation, Talecris suspended shipments to some countries while it put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. These actions unfavorably affected revenue from these countries in 2009 and had an unfavorable impact on revenue in 2010. Talecris has resumed sales in countries where it has appropriate safeguards in place and is reallocating product to other countries as necessary. To the extent that Talecris concludes, or the DOJ concludes, that Talecris cannot implement adequate safeguards or otherwise need to change its business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. These sanctions or the loss of business, if any, could have a material adverse effect on Talecris or its results of operations.

A pending investigation relating to Talecris’ compliance with the terms of the Pharmaceutical Pricing Agreement under the Public Health Service program may result in Talecris being barred from allocating a fixed amount of IVIG as available for sale at the Public Health Service price.

In November 2009, Talecris received a letter from the United States Attorney’s Office for the Eastern District of Pennsylvania, which is referred to as the USAO. The USAO requested a meeting to review Talecris’ compliance with the terms of the Pharmaceutical Pricing Agreement, which is referred to as the PPA, under the Public Health Service program. Specifically, the USAO asked for information related to the sale of Talecris’ IVIG product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. Talecris believes that it has complied with the terms of the PPA and federal law. If the USAO determines that Talecris’ practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against Talecris under the Anti-fraud Injunction Act and seek a court order directing Talecris to comply with the PPA or, potentially, proceed under some other legal theory. An adverse outcome in an Anti-fraud Injunction Act action could have a material adverse effect on Talecris or Talecris’ results of operation to the extent that Talecris is barred from allocating a fixed amount of IVIG as available for sale at the Public Health Service price and is forced to give a preference to those purchasers over all other customers. Talecris could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. Talecris is cooperating with the investigation and intend to respond to information requests from the USAO.

Talecris’ ability to export products to Iran requires annual export licenses and the use of intermediate or advisory banks.

In 2009, Talecris had sales of $22.2 million, or approximately 1.4% of its net revenue, to customers located in Iran pursuant to an export license which must be renewed annually. Although the Office of Foreign Asset Control (OFAC) renewed Talecris’ license to supply humanitarian products, political tensions with Iran continue to impede Talecris’ ability to conduct business in Iran, which may negatively impact Talecris’ revenue in the range of $5 million to $10 million in 2010. Our business with Iran has been in decline which is likely to continue.

Talecris’ ability to continue to produce safe and effective products depends on the safety of Talecris’ plasma supply against transmittable diseases.

Despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through plasma-derived products cannot be entirely eliminated. For example, since plasma-derived therapeutics involve the use and purification of human plasma, there has been concern raised about the risk of transmitting HIV, prions, West Nile virus, H1N1 virus (commonly known as the “swine flu”) and other blood-borne pathogens. There are also concerns about the future transmission of H5N1 virus (commonly known as the “bird flu”). In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII. Bayer and other producers of Factor VIII, though not Talecris, are defendants in numerous lawsuits resulting from these infections.

New infectious diseases emerge in the human population from time to time. If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that plasma donations could be contaminated by that infectious agent. Typically, early in an outbreak of a new disease, tests for the causative agent do not exist. During this early phase, Talecris must rely on screening of donors (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of plasma contamination.

Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated plasma units.

During the early phase of an outbreak of a new infectious disease, Talecris’ ability to manufacture safe products would depend on the manufacturing process’ capacity to inactivate or remove the infectious agent. To the extent that a product’s manufacturing process is inadequate to inactivate or remove an infectious agent, Talecris’ ability to manufacture and distribute that product would be impaired.

If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair Talecris’ ability to procure plasma, manufacture its products or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products.

In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma. There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the plasma used in the production of Talecris’ products.

If Talecris’ Clayton facility or other major facilities, or the facilities of Talecris’ third-party suppliers, were to suffer a crippling accident, or a force majeure event materially affected Talecris’ ability to operate and produce saleable products, a substantial part of Talecris’ manufacturing capacity could be shut down for an extended period.

Substantially all of Talecris’ revenues are derived from products manufactured, and services performed, at Talecris’ plant located in Clayton, North Carolina and Melville, New York. In addition, a substantial portion of Talecris’ plasma supply is stored at facilities in Benson, North Carolina, and Talecris’ Clayton facility. If any of these facilities were to be impacted by an accident or a force majeure event such as an earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of Talecris’ backup generators Talecris’ revenues would be materially adversely affected. In this situation, Talecris’ manufacturing capacity could be shut down for an extended period and Talecris could experience a loss of raw materials, work in process or finished goods inventory. Other force majeure events such as terrorist acts, influenza pandemic or similar events could also impede Talecris’ ability to operate its business. In addition, in any such event, the reconstruction of Talecris’ fractionation plants or its plasma storage facilities, the regulatory approval of the new facilities, and the replenishment of raw material plasma could be time-consuming. During this period, Talecris would be unable to manufacture its products at other plants due to the need for FDA and foreign regulatory authority inspection and certification of such facilities and processes. While Talecris maintains property damage and business interruption insurance with limits of $1 billion, these amounts may still be insufficient to mitigate the losses from any such event. Talecris may also be unable to recover the value of the lost plasma or work-in-process inventories, as well as the sales opportunities from the products Talecris would be unable to produce.

A significant number of Talecris’ plasma collection centers are located near the U.S. border with Mexico and for the nine months ended September 30, 2010 and the year ended December 31, 2009, approximately 21% and 22%, respectively, of Talecris’ internally sourced plasma came from collection centers located near the U.S. border with Mexico. Donations at these centers could be impacted by changes in U.S. visa rules and the recently enacted healthcare reform legislation, which may require Talecris beginning in 2012 to issue Internal Revenue Service Form 1099 to plasma donors whose remuneration equals or exceeds $600. The cost of implementing this requirement, as well as its potential impact on plasma donations, is unknown at this time. In addition, Talecris has a number of plasma centers in regions of the southeast which could be affected by natural disasters such as hurricanes. A disruption in Talecris’ source of plasma due to events arising in a geographic region where many of Talecris’ collection centers are located would limit Talecris’ ability to maintain its current production levels of plasma-derived products.

If Talecris experiences equipment difficulties or if the suppliers of its equipment or disposable goods fail to deliver key product components or supplies in a timely manner, Talecris’ manufacturing ability would be impaired and Talecris’ product sales could suffer.

Talecris depends on a limited number of companies that supply and maintain Talecris’ equipment and provide supplies such as chromatography resins, filter media, glass and stoppers used in the manufacture of Talecris’ products. In some cases Talecris has only one qualified supplier. If Talecris’ equipment should malfunction, the repair or replacement of the machinery may require substantial time and cost, which could disrupt Talecris’ production and other operations. Talecris’ plasma collection centers rely on disposable goods supplied by Haemonetics Corporation and information technology systems hosted by a subsidiary of Haemonetics Corporation. Talecris’ plasma collection centers cannot operate without an uninterrupted supply of these disposable goods and the operation of these systems. Talecris has experienced periodic outages of these systems, but a material outage would affect Talecris’ ability to operate its collection centers. Alternative sources for key component parts or disposable goods may not be immediately available. Any new equipment or change in supplied materials may require revalidation by Talecris and/or review and approval by the FDA, or foreign regulatory authorities, including the German Health Authority, which may be time-consuming and require additional capital and other resources. Talecris may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Talecris’ inability to obtain its key source supplies for the manufacture of its products may require it to delay shipments of products, harm customer relationships and force it to curtail operations.

Talecris purchases nearly all of its specialty plasma used for the production of hyperimmunes from a limited number of companies under short-term contracts.

Talecris currently relies on three companies — Biotest Pharmaceuticals Corporation, Octapharma AG, and Advanced Bioservices, LLC, which is referred to as ABS, a subsidiary of Kedrion SpA, all of which are Talecris’ direct competitors — to supply nearly all of Talecris’ specialty plasma required for the production of its hyperimmunes, which represented $58.6 million, or 4.9%, of Talecris’ net revenue for the nine months ended September 30, 2010 and $74.2 million, or 4.8%, of Talecris’ net revenue for the year ended December 31, 2009. Specialty plasma is plasma that contains antibodies to specific diseases, usually because the donor has been vaccinated. Talecris’ contracts with suppliers of specialty plasma are usually on a short-term basis. Talecris has entered into contracts with Octapharma and Biotest to secure its expected needs for specialty plasma in 2011 and 2012. Depending upon these competitors’ production plans, it may be difficult to increase the amounts of plasma Talecris purchases from them or to renew Talecris’ contracts in the future. Talecris’ inability to replace the volumes provided by these suppliers through its own plasma collection efforts or through increased specialty plasma deliveries from other third parties would materially adversely affect Talecris’ business. To the extent that Talecris develops a supply of specialty plasma from its own collection centers, such specialty plasma may come at the expense of the plasma it uses for its other products. It would also take significant time to obtain the necessary regulatory approvals and develop a sufficient donor base.

Talecris relies in large part on third parties for the sale, distribution and delivery of its products.

In the United States, Talecris regularly enters into distribution, supply and fulfillment contracts with group purchasing organizations, home care companies, alternate infusion sites, hospital groups, and others. Talecris is highly dependent on these contracts for the successful sale, distribution and delivery of its products. For example, Talecris relies principally on group purchasing organizations and on its distributors to sell Talecris’ IVIG product and on Centric Health Resources to fulfill prescriptions for Prolastin/Prolastin-C A1PI. If the parties with which Talecris contracts breach, terminate, or otherwise fail to perform under the agreements, Talecris’ ability to effectively distribute its products will be impaired and its business may be materially and adversely affected. In addition, through circumstances outside of Talecris’ control, such as general economic decline, market saturation, or increased competition, Talecris may be unable to successfully renegotiate its contracts or secure terms which are as favorable to Talecris. In addition, Talecris relies on distributors for sales of its products outside the United States. Disagreements or difficulties with Talecris’ distributors supporting Talecris’ export business could result in a loss of sales.

Product liability lawsuits against Talecris could cause Talecris to incur substantial liabilities, limit sales of Talecris’ existing products and limit commercialization of any products that Talecris may develop.

Talecris’ business exposes it to the risk of product liability claims that are inherent in the manufacturing, distribution, and sale of plasma-derived therapeutic protein products. Talecris faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials and an even greater risk when it commercially sells any products. If Talecris cannot successfully defend itself against claims that its product candidates or products caused injuries, Talecris could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for its products and any product candidates that Talecris may develop;

•	injury to Talecris’ reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that Talecris may develop.

Bayer is the defendant in continuing litigation alleging that use of products manufactured at Talecris’ Clayton site in the 1980s, prior to Talecris’ formation transaction and carve-out from Bayer, resulted in the transmission of hepatitis C virus and HIV to patients. Bayer is also a defendant in litigation alleging that thimerosal, a preservative that was added to some intra muscular (hyperimmune) immune globulin products until 1996 (at which time its use was discontinued), was the cause of autism and other disorders in children who received these products. While Talecris is not a party to any of these actions, and Bayer has agreed to fully indemnify Talecris from any claims or losses arising out of these actions, Talecris cannot assure you that its products or any of their constituents or additives may not someday give rise to similar product liability claims that Talecris will be forced to defend and which may have a material adverse affect on its business.

Talecris has a global insurance policy with limits of $100 million with a per claim deductible of $5 million and an aggregate deductible of $10 million. This amount of insurance may not be adequate to cover all liabilities that Talecris may incur. Talecris intends to expand its insurance coverage as its sales grow. Insurance coverage is, however, increasingly expensive. Talecris may not be able to maintain insurance coverage at a reasonable cost and it may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Talecris products and manufacturing processes are subject to regulatory requirements and authority, including over Talecris’ manufacturing practices and any product recalls.

Talecris’ products, and Talecris’ advertising and promotional activities for such products, are subject to regulatory requirements, ongoing review, and periodic inspections by the FDA, the OIG and other regulatory bodies. In addition, the manufacture and packaging of plasma products are regulated by the FDA and comparable regulatory bodies in Canada, Europe and elsewhere and must be conducted in accordance with the FDA’s cGMP regulations and comparable requirements of foreign regulatory bodies, including the GHA.

Later discovery of previously unknown problems with Talecris’ products or failure by Talecris or any third-party manufacturers, including Bayer, to comply with cGMP regulations, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on such products or manufacturing processes;

•	withdrawal of products from the market;

•	voluntary or mandatory recall;

•	suspension or withdrawal of regulatory approvals and licenses;

•	cessation of Talecris’ manufacturing activities, which may be for an extended or indefinite period of time;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

Talecris could also be required to add warnings to its packaging or labeling that could negatively differentiate its product in the view of customers or patients.

For example, Talecris settled a dispute with a customer in September 2007 regarding intermediate material manufactured by Talecris, which is used by this customer in their manufacturing process. Talecris recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which Talecris recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. Similarly, during 2008, Talecris recorded an additional inventory impairment provision of $2.6 million related to this dispute for products held in Europe, for which Talecris recovered $0.8 million and $1.8 million during the years ended December 31, 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers.

Separately, Talecris’ plans to transition from Prolastin to Talecris’ next generation therapy, Prolastin-C A1PI, could be affected by the approval timing of regulatory authorities. Talecris launched Prolastin-C AIPI in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin AIPI patients to Prolastin-C AIPI during the third quarter of 2010. Talecris launched Prolastin-C AIPI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin AIPI patients to Prolastin-C AIPI in the fourth quarter of 2010. The launch in Europe will be delayed beyond the launch in North America because Talecris has yet to receive European regulatory approval. Presently additional clinical trials are being required by European regulators as a precursor to Prolastin-C A1PI approval. Additionally, Talecris could face further delays with respect to launches in specific European countries. To the extent regulatory authorities do not act within the same time-frame, it will need to operate both new and old manufacturing processes in parallel with overlapping crews, higher costs and lower yields.

Talecris seeks to obtain and maintain protection for the intellectual property relating to its technology and products.

Talecris’ success depends in large part on its ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into its technology and products, especially intellectual property related to its purification processes. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Talecris may not be able to obtain additional issued patents relating to its technology or products. Even if issued, patents issued to Talecris or Talecris’ licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit Talecris’ ability to stop competitors from marketing similar products or limit the length of term of patent protection Talecris may have for its products. Additionally, most of Talecris’ patents relate to the processes Talecris’ uses to produce its products, not the products themselves. In many cases, the plasma-derived products Talecris produces or develops in the future will not, in and of themselves, be patentable. Since Talecris’ patents relate to processes, if a competitor is able to design and utilize a process that does not rely on Talecris’ protected intellectual property, that competitor could sell a plasma-derived product similar to one Talecris developed or sell. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of Talecris’ intellectual property or narrow the scope of its patent protection. In addition, Talecris is a party to a number of license agreements which may impose various obligations on Talecris, including milestone and royalty payments. If Talecris fails to comply with these obligations, the licensor may terminate the license, in which event Talecris might not be able to market any product that is covered by the licensed patents.

Talecris’ patents also may not afford it protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither Talecris nor its licensors can be certain that Talecris or they were the first to make the inventions claimed in Talecris’ or their issued patents or pending patent applications, or that Talecris or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering Talecris’ product candidates or a similar invention, Talecris may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that Talecris’ efforts could be unsuccessful, resulting in a loss of Talecris’ anticipated U.S. patent position.

Talecris also relies on unpatented technology, trade secrets, know-how and confidentiality agreements with its employees, consultants and third parties to protect its unpatented proprietary technology, processes and know-how. Talecris requires its officers, employees, consultants and advisors to execute proprietary information and invention and assignment agreements upon commencement of their relationships with Talecris. There can be no assurance, however, that these agreements will provide meaningful protection for Talecris’ inventions, trade secrets or other proprietary information in the event of unauthorized use or disclosure of such information. These agreements may be breached and Talecris may not have adequate remedies for any such breach. In addition, Talecris’ trade secrets may otherwise become known or be independently developed by competitors. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor to develop alternative products, Talecris could face increased competition and lose a competitive advantage.

Talecris, like other companies in the pharmaceutical industry, may become aware of counterfeit versions of its products becoming available domestically and abroad. Counterfeit products may use different and possibly contaminated sources of plasma and other raw materials, and the purification process involved in the manufacture of counterfeit products may raise additional safety concerns, over which Talecris has no control. Any reported adverse events involving counterfeit products that purport to be Talecris’ products could harm Talecris’ reputation and the sale of its products, in particular, and consumer willingness to use plasma-derived therapeutics generally.

Talecris may infringe or be alleged to infringe intellectual property rights of third parties.

Talecris’ products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which Talecris does not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against Talecris or its collaborators that would cause Talecris to incur substantial expenses and, if successful against Talecris, could cause Talecris to pay substantial damages. Further, if a patent infringement suit were brought against Talecris or its collaborators, Talecris or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

If Talecris is found to be infringing on the patent rights of a third party, or in order to avoid potential claims, Talecris or its collaborators may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if Talecris or its collaborators were able to obtain a license, the rights may be nonexclusive, which could result in Talecris’ competitors gaining access to the same intellectual property. Ultimately, Talecris could be prevented from commercializing a product, or be forced to cease some aspect of Talecris’ business operations, if, as a result of actual or threatened patent infringement claims, Talecris or Talecris’ collaborators are unable to enter into licenses on acceptable terms.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against Talecris, Talecris may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to Talecris’ products. The cost to Talecris of any patent litigation or other proceeding, even if resolved in Talecris’ favor, could be substantial. Some of Talecris’ competitors may be able to sustain the costs of such litigation or proceedings more effectively than Talecris can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Talecris’ ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Many of Talecris’ employees were previously employed at universities or other biotechnology or pharmaceutical companies, including Talecris’ competitors or potential competitors. Talecris tries to ensure that its employees do not use the proprietary information or know-how of others in their work for Talecris. Talecris may, however, be subject to claims that Talecris or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if Talecris is successful in defending itself, could result in substantial costs to Talecris or be distracting to Talecris’ management. If Talecris fails to defend any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel.

Talecris may not be able to commercialize products in development.

Before obtaining regulatory approval for the sale of Talecris’ product candidates or for marketing of existing products for new indicated uses, Talecris must conduct, at its own expense, extensive preclinical tests to demonstrate the safety of its product candidates in animals and clinical trials to demonstrate the safety and efficacy of its product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of Talecris’ clinical trials can occur at any stage of testing. Talecris may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent Talecris’ ability to receive regulatory approval or commercialize Talecris’ product candidates, including:

•	regulators or institutional review boards may not authorize Talecris to commence a clinical trial or conduct a clinical trial within a country or at a prospective trial site respectively;

•	the regulatory requirements for product approval may not be explicit, may evolve over time and may diverge by jurisdiction;

•	Talecris’ preclinical tests or clinical trials may produce negative or inconclusive results, and Talecris may decide, or regulators may require Talecris, to conduct additional preclinical testing or clinical trials or Talecris may abandon projects that Talecris had expected to be promising;

•	the number of patients required for Talecris’ clinical trials may be larger than Talecris anticipates, enrollment in Talecris’ clinical trials may be slower than Talecris currently anticipates, or participants may drop out of Talecris’ clinical trials at a higher rate than Talecris anticipates, any of which would result in significant delays;

•	Talecris’ third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Talecris in a timely manner;

•	Talecris might have to suspend or terminate its clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

•	regulators or institutional review boards may require that Talecris hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of Talecris’ marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

•	the cost of Talecris’ clinical trials may be greater than Talecris anticipates;

•	the supply or quality of Talecris’ product candidates or other materials necessary to conduct Talecris’ clinical trials may be insufficient or inadequate because Talecris does not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of Talecris’ product candidates;

•	an audit of preclinical or clinical studies by the FDA or other regulatory authority may reveal noncompliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies; and

•	the effects of Talecris’ product candidates may not achieve the desired clinical benefits or may cause undesirable side effects or the product candidates may have other unexpected characteristics.

If Talecris is required to conduct additional clinical trials or other testing of Talecris’ product candidates beyond those that Talecris currently contemplates, if Talecris is unable to successfully complete its clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Talecris may:

•	be delayed in obtaining marketing approval for its product candidates;

•	not be able to obtain marketing approval;

•	not be able to obtain reimbursement for its products in some countries;

•	obtain approval for indications that are not as broad as intended; or

•	have the product removed from the market after obtaining marketing approval.

Talecris’ product development costs will also increase if Talecris experiences delays in testing or approvals. Talecris does not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which Talecris may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before Talecris does and impair Talecris’ ability to commercialize its products or product candidates.

Even if preclinical trials are successful, Talecris may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling the engineering process to commercial production. Additionally, if produced, the product may not achieve an adequate level of market acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of market acceptance of Talecris’ product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond Talecris’ control, including:

•	the prevalence and severity of any side effects;

•	the efficacy and potential advantages over alternative treatments;

•	the ability to offer Talecris’ product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies; the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

Therefore, Talecris cannot guarantee that any products that it may seek to develop will ever be successfully commercialized, and to the extent they are not, such products could be a significant expense with no reward.

If Talecris experienced material weaknesses or fails to otherwise maintain effective internal control over financial reporting, there is more than a remote likelihood that a material misstatement of Talecris’ annual or interim financial statements will not be prevented or detected by Talecris’ internal controls.

Talecris’ management is responsible for establishing and maintaining adequate internal control over financial reporting. Talecris’ internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Talecris has identified and remediated material weaknesses in internal control over financial reporting in the past.

Under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, Talecris will be required to include a report by its management on the effectiveness of Talecris’ internal control over financial reporting beginning with Talecris’ Annual Report on Form 10-K for the fiscal year ending December 31, 2010. This report must contain an assessment by management of the effectiveness of Talecris’ internal control over financial reporting as of the end of Talecris’ fiscal year and a statement as to whether or not Talecris’ internal control over financial reporting is effective. Talecris’ annual report for the fiscal year ending December 31, 2010 must also contain a statement that Talecris’ independent registered public accountants have issued an attestation report on the effectiveness of Talecris’ internal control over financial reporting. If Talecris is unable to conclude that its internal control over financial reporting is effective, or if Talecris’ independent registered public accountants are unable to attest to the effectiveness of Talecris’ internal control over financial reporting, the market’s perception of Talecris’ financial condition and the trading price of the Talecris common stock may be adversely affected. Talecris’ inability to conclude that Talecris’ internal control over financial reporting is effective would also adversely affect the results of the periodic management evaluations of Talecris’ disclosure controls and procedures and internal control over financial reporting that will be required under the Sarbanes-Oxley Act of 2002.

Talecris’ future success depends on its ability to retain members of its senior management and to attract, retain and motivate qualified personnel.

Talecris is highly dependent on the principal members of Talecris’ executive and scientific teams. The loss of the services of any of these persons might impede the achievement of Talecris’ research, development, operational and commercialization objectives. In particular, Talecris believes the loss of the services of Lawrence D. Stern, John M. Hanson, Mary J. Kuhn, Thomas J. Lynch, John R. Perkins, Joel E. Abelson, Stephen R. Petteway, John F. Gaither, Kari D. Heerdt, Daniel L. Menichella, James R. Engle and Bruce Nogales would significantly and negatively impact its business. Talecris’ risk of key employee turnover may increase due to the vesting of restricted shares in March 2010 and options in April 2010 and due to the announcement of the transaction.

Recruiting and retaining qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to Talecris’ success. Talecris may not be able to attract and retain these personnel on acceptable terms, given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Talecris also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, Talecris relies on consultants and advisors, including scientific and clinical advisors, to assist Talecris in formulating Talecris’ research and development and commercialization strategy. Talecris’ consultants and advisors may be employed by employers other than Talecris and may have commitments under consulting or advisory contracts with other entities that may limit their availability to Talecris.

Federal cGMP regulations also require that the personnel Talecris employs and holds responsible for the collection, processing, testing, storage or distribution of blood or blood components be adequate in number, educational background, training and experience, including professional training as necessary, or combination thereof, and have capabilities commensurate with their assigned functions, a thorough understanding of the procedures or control operations they perform, the necessary training or experience, and adequate information concerning the application of relevant cGMP requirements for their individual responsibilities. Talecris’ failure to attract, retain, and motivate qualified personnel may result in a regulatory violation, affect product quality, require recall or market withdrawal of affected product, or a suspension or termination of Talecris’ license to market Talecris’ products, or any combination thereof.

A substantial portion of Talecris’ revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on Talecris.

FFF Enterprise Inc. and AmeriSource Bergen accounted for approximately 28% and 27% of Talecris’ net revenues for the nine months ended September 30, 2010 and for the year ended December 31, 2009, respectively. Similarly, Talecris’ accounts receivable balances have also been concentrated with a small number of customers. FFF Enterprise Inc. and AmeriSource Bergen accounted for approximately 26% and FFF Enterprise Inc. accounted for approximately 15% of Talecris’ accounts receivable, net, as of September 30, 2010 and December 31, 2009, respectively. In the event that any of these customers were to suffer an adverse downturn in their business or a downturn in their supply needs, Talecris’ business could be materially adversely affected. Talecris cannot guarantee that these customers will continue purchasing Talecris’ products at past volumes, or in the event that any of them were to cease doing business with Talecris, that Talecris could replace such customer on substantially similar terms or at all. Therefore, the loss of one or more of these customers could have a material adverse effect on Talecris’ net sales, gross profit and financial condition. Under certain market conditions, Talecris’ customers’ liquidity may worsen and they may demand longer payment terms, higher early payment discounts, volume rebates and other concessions that would have adverse financial consequences on Talecris.

A significant amount of Talecris’ U.S. Gamunex volume is contracted. As these contracts expire over the next few years, beginning in 2011, Talecris may not be able to renew the commitments on as favorable terms, or at all.

Since the late 1980s, Talecris (and prior to 2005, Bayer) has been the “supplier of record” for the Canadian blood system. Under existing contracts, Talecris is the largest supplier of plasma-derived products to the Canadian blood system operators, Canadian Blood Services and Hema Quebec. Talecris transports plasma from Canadian Blood Services and Hema Quebec collection centers to Talecris’ manufacturing facility in Clayton, North Carolina for manufacture, and returns the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. Pricing for Talecris’ products and services is set at the beginning of the contract period, subject to adjustment for inflation. The U.S. dollar based contracts are terminable upon default, or the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service, Talecris’ products or services becoming obsolete, or if Talecris makes certain nonrelated improvements and Canadian Blood Services or Hema Quebec do not accept the associated price increase. Talecris was awarded new five year contracts in December 2007, which became effective April 1, 2008. The contracts may be extended for two one-year terms upon agreement of the parties. Under these contracts, Talecris fractionates 100% of the Canadian plasma initially and a majority of the Canadian plasma throughout the contract period and supplies a majority of the Canadian requirements for IVIG during the contract term as well. Canadian Blood Services has elected to pursue a multi-source strategy and although Talecris will continue to be the primary supplier, Talecris anticipates annual volume declines because of their strategy. Hema Quebec currently has a sole source strategy for fractionation of their plasma but could switch to a multi-source strategy. Talecris derives significant revenue and profits under these contracts, and a failure to maintain contracts with the Canadian blood system operators or any diminution in the volume or price under future contracts could have a material adverse effect on Talecris’ financial results.

Unaudited prospective financial information involves risks, uncertainties and assumptions, many of which are beyond the control of Talecris and Grifols. Consequently the results, set out in the prospective financial information may not be realized and are not necessarily predictive of actual future results.

The unaudited prospective financial information of Talecris contained in this joint proxy statement/prospectus involve risks, uncertainties and assumptions and are not a guarantee of performance. The future financial results of Talecris and, if the transaction is completed, the combined company, may materially differ from those expressed in the financial forecasts due to factors that are beyond Talecris’ or the combined company’s ability to control or predict. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The financial forecasts do not take into account any circumstances or events occurring after the date they were prepared.

More specifically, the financial forecasts:

•	necessarily make numerous assumptions, many of which are beyond the control of Talecris and Grifols and may not prove to be accurate;

•	do not necessarily reflect revised prospects for Talecris’ or the combined company’s businesses, changes in general business or economic conditions, or any other transaction or event that has subsequently occurred or that may occur and that was not anticipated at the time the forecasts were prepared; and

•	are not necessarily predictive of actual future results, which may be significantly more favorable or less favorable than reflected in the forecasts.

The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Talecris, Grifols, any of their representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results or is indicative of guidance that Talecris would provide as a stand-alone company should the transaction not be consummated. None of Talecris, Grifols, any of their respective representatives or officers has made or makes any representation to any stockholder or other person regarding Talecris’ ultimate performance compared to the forecasts contained in the selected unaudited prospective financial information or that forecasted results will be achieved. Talecris has made no representation to Grifols, in the merger agreement or otherwise, concerning these or any financial forecast. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, interest on investments, and matters specific to Talecris’ business, such as approval and successful launch of new products and competitive conditions, which are difficult to predict, and many of which are beyond Talecris’ control. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. A number of factors create significant uncertainty as to whether the results portrayed in unaudited prospective information for 2010 and beyond will be achieved, including those discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors.” The unaudited prospective financial information was not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information were developed from historical financial statements and do not give effect to any changes or expenses as a result of the transaction or any other effects of the transaction. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such unaudited prospective financial information will be an necessarily predictive of future events, and it should not be relied on as such. Talecris does not intend to update or otherwise revise the prospective financial information in this joint proxy statement/prospectus.

THE TALECRIS SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Talecris stockholders as part of a solicitation of proxies by the Talecris Board of Directors for use at the Talecris special meeting. This joint proxy statement/prospectus provides Talecris stockholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the Talecris special meeting.

Date, Time and Place of Talecris Special Meeting

The Talecris special meeting will be held at Research Triangle Park Marriott, located at 4700 Guardian Drive, Durham, North Carolina 27703, on February 14, 2011, at 3:30 p.m., local time.

Purpose of the Talecris Special Meeting

The special meeting is being held so that Talecris stockholders may:

•	consider and vote upon a proposal to approve and adopt the merger agreement (including the reincorporation merger and the Talecris-Grifols merger contemplated by the merger agreement); and

•	approve the adjournment of the meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of Talecris common stock at the close of business on the record date, January 11, 2011, are entitled to notice of and to vote at the Talecris special meeting. As of the record date, there were 125,699,324 shares of Talecris common stock outstanding and entitled to vote at the Talecris special meeting, held by 45 holders of record. Each holder of Talecris common stock is entitled to one vote for each share of Talecris common stock owned as of the record date.

A complete list of Talecris stockholders will be available for review at the Talecris special meeting and at the executive offices of Talecris during regular business hours for a period of ten days before the special meeting.

Quorum and Vote Required

A majority of the shares of Talecris common stock entitled to vote at any meeting of stockholders must be present in person or represented by proxy at the Talecris special meeting to constitute a quorum. A quorum must be present before a vote can be taken on the proposal to adopt the merger agreement, or any other matter except adjournment of the meeting due to the absence of a quorum. Abstentions and broker non-votes, if any, which are described below, will be counted as present for purposes of determining the presence of a quorum at the Talecris special meeting. If a quorum is not present or if there are not sufficient votes for the adoption of the merger agreement, Talecris expects that the special meeting will be adjourned to solicit additional proxies, subject to approval of the Talecris meeting adjournment proposal by the affirmative vote of the holders of a majority of the shares of Talecris common stock present in person or represented by proxy at the Talecris special meeting. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

In accordance with Delaware law and Talecris’ certificate of incorporation and bylaws, the adoption of the merger agreement (including the reincorporation merger and the Talecris-Grifols merger contemplated by the merger agreement) requires the affirmative vote of the holders of a majority of the outstanding shares of Talecris common stock entitled to vote thereon and the approval of the Talecris meeting adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Talecris common stock present in person or represented by proxy at the Talecris special meeting, whether or not a quorum is present.

Voting by Talecris’ Directors and Executive Officers

The executive officers and directors of Talecris collectively are entitled to vote approximately 1,564,265 shares of Talecris stock, including 1,156,736 shares held by Mr. Stern, representing approximately 1.24% of the outstanding shares of Talecris common stock.

Four of Talecris’ directors are affiliated with Talecris Holdings or with entities owning Talecris Holdings. In connection with the merger agreement, Talecris Holdings, which held as of January 11, 2011, approximately 49% of the outstanding Talecris common stock, has entered into a voting agreement with Grifols. See the section entitled “The Voting Agreements — the Talecris Voting Agreement.”

The Talecris directors and executive officers entitled to vote at the Talecris special meeting have indicated their intent to vote for the adoption the merger agreement. Assuming Talecris Holdings votes its shares for the merger agreement, the executive officers and directors in the aggregate and Mr. Stern individually, have enough voting power to ensure approval of the merger agreement.

Voting; Proxies; Revocation

Holders of Talecris common stock as of the record date may submit a proxy or vote in person at the Talecris special meeting. Votes cast by proxy or in person at the Talecris special meeting will be tabulated and certified by American Stock Transfer & Trust Company LLC.

Voting in Person

Talecris stockholders who plan to attend the Talecris special meeting and wish to vote in person will be given a ballot at the special meeting. Please note, however, that Talecris stockholders who hold their shares in “street name,” which means such shares are held of record by a broker, bank or other nominee, and who wish to vote in person at the Talecris special meeting, must bring to the special meeting a proxy from the record holder of the shares authorizing such Talecris stockholder to vote at the Talecris special meeting.

Voting by Proxy

Talecris stockholders who hold their shares as a record holder should complete, sign and return the enclosed proxy card whether or not they plan to attend the Talecris special meeting in person. Talecris stockholders should submit their proxy even if they plan to attend the Talecris special meeting. Talecris stockholders can always change their vote at the special meeting. Voting instructions are included on the enclosed proxy card. If a Talecris stockholder properly gives his or her proxy, and submits it to Talecris in time to vote, one of the individuals named as such Talecris stockholder’s proxy will vote the shares as such Talecris stockholder has directed. A proxy card is enclosed for use by Talecris stockholders.

The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If a Talecris stockholder holds shares of Talecris common stock as a record holder, he or she may submit a proxy by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise mailing it to Talecris, or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If a Talecris stockholder holds shares of Talecris common stock in “street name,” which means such shares are held of record by a broker, bank or other nominee, the Talecris stockholder will receive instructions from his or her broker, bank or other nominee that the Talecris stockholder must follow in order to vote his or her shares. Talecris stockholders who hold their shares in “street name” should refer to the voting instructions from their broker, bank or nominee that accompany this joint proxy statement/prospectus.

All properly signed proxies that are received prior to the Talecris special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the adoption of the merger agreement (including the reincorporation merger and the Talecris-Grifols merger contemplated by the merger agreement) and “FOR” the Talecris meeting adjournment proposal.

Revocation of Proxies

A Talecris stockholder may revoke his or her proxy, and change his or her vote at any time before the proxy is voted at the Talecris special meeting. If you are a holder of record, you can change your vote at any time before your proxy is voted at the Talecris special meeting by:

•	delivering a signed written notice of revocation to the Secretary of Talecris at:

Talecris Biotherapeutics Holdings Corp.
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Attn.: Secretary

•	submitting another proxy bearing a later date (in any of the permitted forms); or

•	attending and casting a ballot in person at the Talecris special meeting, although your attendance alone will not revoke your proxy.

If you hold your shares in “street name,” contact your broker, bank or other nominee regarding how to instruct your broker, bank or other nominee to revoke your proxy and change your vote and any deadlines for the receipt of these instructions.

Abstentions and Broker Non-Votes

For purposes of the proposal to adopt the merger agreement, abstentions will have the same effect as voting “against” the proposal.

Under the rules that govern brokers who are voting shares held in “street name,” brokers who hold shares of Talecris common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters are “non-routine,” such as approval of the proposal to adopt the merger agreement, without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on the proposal. If a Talecris stockholder’s broker holds such stockholder’s Talecris common stock in “street name,” the broker will vote such stockholder’s shares only if the stockholder provides instructions on how to vote by filling out the voter instruction form sent to the stockholder by his or her broker with this joint proxy statement/prospectus. It is expected that brokers and other nominees will not have discretionary authority to vote on the proposal to adopt the merger agreement. A broker non-vote will have the same effect as a vote “against” the adoption of the merger agreement.

For purposes of the Talecris meeting adjournment proposal, abstentions will have the same effect as voting “against” the proposal, however a failure to vote or a broker non-vote will have no effect on such proposal. It is expected that brokers and other nominees will not have discretionary voting authority on this proposal.

Solicitation of Proxies

Talecris is soliciting proxies for the Talecris special meeting from the Talecris stockholders. Talecris will bear the entire cost of soliciting proxies from the Talecris stockholders, except that Talecris and Grifols have each agreed to share equally all expenses incurred in connection with the printing of this joint proxy statement/prospectus and related proxy materials. In addition to the solicitation of proxies by mail, Talecris will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of Talecris common stock held by them, and secure their voting instructions, if necessary. Talecris will reimburse those record holders for their reasonable expenses. Each of Talecris’ and Grifols’ directors, officers and regular employees may solicit proxies by telephone, facsimile or personally. These individuals will receive no additional compensation for their services other than their regular salaries or fees, if any.

Other Business; Adjournments

Talecris does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the Talecris special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting.

Assistance

If a Talecris stockholder needs assistance in completing his or her proxy card or has questions regarding the Talecris special meeting, he or she should contact Talecris Investor Relations at (919) 316-2300 or email at investor.relations@talecris.com. Talecris stockholders with requests for materials may also contact Talecris Investor Relations at (919) 316-2300 or email at investor.relations@talecris.com.

THE TRANSACTION

The following is a description of the material aspects of the transaction. The description may not contain all of the information that is important to you. In particular, you should read the documents attached to this joint proxy statement/prospectus that are attached and made part of this joint proxy statement/prospectus. You are urged to read carefully this entire document (including the annexes) and other documents that are referred to in this joint proxy statement/prospectus in order to fully understand the transactions contemplated by the merger agreement. See the section entitled “Where You Can Find More Information.”

Background of the Transaction

The Talecris Board of Directors continually reviews Talecris’ business, strategic direction, performance and prospects in the context of developments in the biotechnology and plasma industries and the competitive landscape in the markets in which Talecris operates. The Talecris Board of Directors and Talecris’ senior management regularly discuss various potential strategic alternatives, including possible acquisitions and other transactions that could complement and enhance Talecris’ competitive strengths and strategic outlook. Talecris’ senior management also has had informal conversations regarding potential acquisition transactions from time to time with other industry participants, including Grifols, and with investment bankers covering the biotechnology and plasma industries.

During 2006, the Talecris Board of Directors authorized management to explore strategic alternatives for Talecris. During this period, Talecris Holdings owned a substantial majority of the outstanding Talecris common stock. Talecris Holdings is owned by an affiliate of Cerberus Capital Management, L.P. and affiliates of Ampersand Ventures. During the summer of 2006, representatives of Talecris and Talecris Holdings, assisted by various investment banking firms, had preliminary discussions with a number of potential strategic partners, including Grifols. None of these discussions advanced past preliminary stages. In early 2007, the Talecris Board of Directors authorized management to pursue an initial public offering, which is referred to as an IPO, of Talecris common stock. During the preparation of the registration statement for an IPO, Talecris had discussions with strategic buyers and financial investors regarding potential acquisition transactions. Subsequent to the July 2007 filing of the registration statement for an IPO, CSL Limited, which is referred to as CSL, approached Talecris concerning a potential merger transaction. During this period, Talecris continued to explore other strategic alternatives with other potential acquirors. In August 2008, Talecris and Talecris Holdings entered into a definitive agreement with CSL providing for the acquisition of Talecris by CSL. The closing of the CSL merger was subject to the receipt of various regulatory approvals as well as other customary conditions. In May 2009, the U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the CSL merger and a complaint in Federal district court seeking to enjoin the CSL merger during the administrative process. Due to this challenge, on June 8, 2009, CSL, Talecris and Talecris Holdings agreed to terminate the CSL merger agreement. CSL paid Talecris a merger termination fee of $75.0 million. The U.S. Federal Trade Commission’s complaints were subsequently dismissed.

During the pendency of the CSL merger transaction, by virtue of the fact that Talecris had entered into the CSL merger agreement, it was well known by potential acquirors that the Talecris Board of Directors and Talecris Holdings were interested in a sale of Talecris. Neither Talecris Holdings nor Talecris received any alternative indications of interest, while the CSL merger agreement was in effect.

Subsequent to the termination of the CSL merger agreement, during the summer of 2009, Talecris actively reviewed and explored its strategic alternatives, including potential alternative merger transactions, while also continuing to pursue an IPO of Talecris common stock. On October 6, 2009, Talecris completed the IPO of 56,000,000 shares of Talecris common stock at an offering price of $19.00 per share. At the completion of the IPO, Talecris Holdings’ ownership of Talecris common stock decreased to 51.1% of the outstanding Talecris common stock. By late 2009, Talecris Holdings’ ownership was further diluted to below 50% of the outstanding Talecris common stock as a result of option exercises by Talecris employees.

From time to time since the formation of Talecris in April 2005, Grifols had informal contacts with Talecris or Talecris Holdings concerning Grifols’ possible interest in an acquisition of or business combination with Talecris, none of which, prior to November 2009, led to Grifols making any specific proposals. Shortly before Talecris entered into the acquisition agreement with CSL in 2008, Talecris’ financial advisors contacted Grifols or its representatives to determine whether Grifols would have any interest in making a proposal that would be competitive with the transaction then under negotiation with CSL. Grifols expressed no such interest at that time. In early September, 2009, after termination of the CSL merger agreement and shortly before the completion of Talecris’ IPO, representatives of Grifols contacted Brett Ingersoll, through Natixis, an investment banking firm, to request a meeting concerning a possible transaction involving the acquisition by Grifols of all or a portion of Talecris Holdings’ interest in Talecris. Mr. Ingersoll and Mr. Steven Mayer are directors of Talecris and are affiliated with Cerberus, which indirectly controls Talecris Holdings. At the time of this contact, Talecris Holdings owned a substantial majority of the outstanding Talecris common stock. Due to other commitments and obligations of the Grifols representatives and in light of Talecris’ imminent IPO, which was completed on October 2, 2009, no meeting or substantive discussions occurred until November 6, 2009.

In the course of scheduling the November 6 meeting, Grifols representative Tomas Daga of Osborne & Clarke, which is referred to as Osborne Clarke, Grifols’ outside legal counsel, informed Mr. Ingersoll, through Natixis, that the meeting would concern a possible transaction involving the acquisition by Grifols of Talecris Holdings’ interest in Talecris to be followed at an unspecified future time by the acquisition of the remaining, publicly-held interest in Talecris. On November 6, 2009, Raimon Grifols Roura, the Secretary non-member of the Grifols Board of Directors and a partner in Osborne Clarke, Mr. Daga and another Grifols outside representative, Robert Maum, met with Mr. Ingersoll and Kenneth Wormser of Nataxis. On a telephone call to Mr. Ingersoll in early December 2009, Mr. Daga indicated that the consideration that Grifols proposed to offer in a two-step acquisition of Talecris would be a combination of stock and cash valued at approximately $25.00 per Talecris share. Mr. Ingersoll responded that Talecris Holdings would not be supportive of a transaction at that price; that any proposals should be in writing and directed to the Talecris Board of Directors; and that Talecris Holdings would not support or pursue a transaction involving a controlling interest in Talecris without the remaining Talecris stockholders being treated equally with Talecris Holdings. On December 11, 2009, following a meeting of the Grifols Board of Directors in which the Board of Directors approved Grifols’ decision to send a non-binding offer to Talecris, Grifols sent a letter to the Talecris Board of Directors expressing interest in exploring a potential business combination transaction in which Talecris would be acquired in a two-step transaction involving (1) an acquisition by Grifols of a controlling stake in Talecris involving between 51% and 60% of the outstanding Talecris common stock and (2) within the following two years, a subsequent merger of Talecris with Grifols or any of its subsidiaries pursuant to which Grifols would acquire the remaining outstanding shares of Talecris common stock. Under Grifols’ December 11, 2009 proposal, which did not state a price, the consideration to be paid in the first step of the transaction would be in cash while the consideration to be paid in the second step of the transaction would be in cash, stock of Grifols or a subsidiary, or a combination of cash and stock.

In December 2009, the Talecris Board of Directors met to discuss Grifols’ indication of interest. The Talecris Board of Directors authorized management and Messrs. Ingersoll and Mayer, to continue on behalf of Talecris discussions or negotiations with Grifols to determine whether a favorable transaction for Talecris could be developed, and directed the negotiating team to (1) request that Grifols make a more specific proposal and (2) inform Grifols that the Talecris Board of Directors would only consider a transaction in which all Talecris stockholders would be treated equally, with no preferential treatment of Talecris Holdings. On December 22, 2009, Messrs. Ingersoll and Mayer sent a letter on behalf of the Talecris Board of Directors to a representative of Grifols to that effect, and asking that Grifols identify critical due diligence issues. Messrs. Ingersoll and Mayer had previously informed the Talecris Board of Directors that Talecris Holdings strongly believed that any transaction involving a controlling interest in Talecris must treat all Talecris stockholders equally, with no preferential treatment for Talecris Holdings.

In late December 2009 and January 2010, Messrs. Ingersoll and Mayer spoke by telephone to Grifols’ representative Tomas Daga on a few occasions. During these conversations, Messrs. Ingersoll and Mayer conveyed the points as instructed by the Talecris Board of Directors concerning transaction structure and equal treatment of Talecris stockholders, and Messrs. Ingersoll, Mayer and Daga discussed transaction structure as well as the composition of the consideration that might be offered in any transaction, including all cash transactions as well as cash/stock transactions involving voting or non-voting stock. Grifols engaged in preliminary due diligence based upon public information. On January 26, 2010, Grifols provided to Messrs. Ingersoll and Mayer a letter containing an indicative and non-binding price for a transaction in the range of $28.00 to $30.00 per Talecris share in cash for 60% of the outstanding shares of Talecris common stock, with the remainder to be acquired at an unspecified time in the future on unspecified terms. In early February 2010, Grifols entered into a confidentiality agreement with Talecris, allowing for the conduct of due diligence involving non-public information.

On February 10, 2010, the Talecris board met telephonically, together with members of management and with the board’s legal advisors, to discuss Grifols indication of interest and to provide direction to the negotiating team that would be meeting with Grifols. On February 11, Talecris representatives Mr. Ingersoll, Mr. Mayer, Lawrence D. Stern, Talecris’ chairman and chief executive officer and John Gaither, Talecris’ executive vice president and general counsel, together with representatives from Wachtell, Lipton, Rosen & Katz, which is referred to as Wachtell Lipton, Talecris’ outside transaction counsel, met in New York with Messrs. Daga and R. Grifols, representatives of Grifols, Grifols’ representatives from Proskauer Rose LLP, which is referred to as Proskauer, Grifols’ outside transaction counsel, as well as Nomura Securities International Inc. and BBVA Securities, Inc., Grifols’ financial advisors, to discuss a possible transaction. As a result of this meeting, during which, among other things, the Talecris representatives reiterated that Talecris would only consider a single-staged transaction in which Talecris’ public stockholders would be treated equally (including as to timing) with Talecris Holdings, on February 11, Grifols communicated a proposal under which Grifols would acquire Talecris in a single-step merger in which Talecris stockholders would receive consideration Grifols valued (based on assumptions about the future trading value of the non-voting shares) in the range of $28.00 to $30.00 per share of Talecris common stock in the form of (1) cash for approximately 60% of the transaction price and (2) shares of a new class of non-voting shares in Grifols for the remainder. The Grifols representatives stated that the Grifols board of directors was not willing to enter into a transaction that would result in the issuance of a large number of Grifols voting shares, and therefore Grifols was not willing to issue voting shares under any circumstances in connection with the proposed transaction.

Over the next several days, Messrs. Ingersoll and Mayer and representatives of Grifols continued communications regarding the details of Grifols’ February 11 proposal. In particular, Messrs. Ingersoll and Mayer informed the Grifols representatives of the importance of transaction certainty to Talecris (in light of the CSL experience), and informed the Grifols representatives that any merger agreement between the companies must provide for a high degree of commitment from Grifols to obtain regulatory approvals and financing necessary to complete the proposed transaction, including by procuring committed financing in advance of the execution of any such agreement. The Grifols representatives confirmed Grifols’ willingness to make such commitments. The Grifols representatives requested commitments from Talecris Holdings to vote all of its Talecris common stock in favor of the transaction, and the Talecris representatives requested a similar commitment from certain Grifols shareholders to vote their Grifols ordinary shares in favor of the transaction.

On February 19, the Grifols Board of Directors met to receive an update on the status of the negotiations with Talecris. In early March, Talecris engaged Morgan Stanley & Co. Incorporated, which is referred to as Morgan Stanley, as its financial advisor. From mid-February through mid-April, the parties respective negotiating teams continued to negotiate the structure and terms of the proposed transaction, including the form and amount of merger consideration, the form of merger agreement and forms of the voting agreements. The negotiating teams included, for Talecris, Messrs. Ingersoll, Mayer, Stern and Gaither, as well as representatives of Wachtell Lipton and of Morgan Stanley, Talecris’ outside legal and financial advisors, respectively; and, for Grifols, Messrs. Daga and R. Grifols, as well as representatives of Proskauer, Grifols’ outside transaction counsel, and Nomura and BBVA, Grifols’ outside financial advisors. In addition, during this period, Talecris and Grifols conducted additional due diligence investigations and management presentations and Grifols continued to engage in negotiations with potential lenders to obtain financing commitments for the proposed transaction. During this period, the Talecris Board of Directors met several times to receive updates on the status of the negotiations between Talecris and Grifols, to discuss various aspects of the negotiations, valuation issues, including concerning the non-voting stock to be received by Talecris stockholders, and to provide guidance on the continued discussions.

On April 12, Messrs. Ingersoll and Mayer met with Grifols representatives, Messrs. Daga and R. Grifols, in New York to discuss further the economic and other terms of the proposal. As a result of this meeting, the parties agreed to continue negotiations on the basis of a proposed transaction in which Talecris’ stockholders would receive, for each share of Talecris stock, consideration Grifols valued (based on assumptions about the future trading value of the non-voting shares) at $29.00 per share, in the form of (1) $20.30 in cash and (2) Grifols non-voting shares for the balance of the transaction price (implying the issuance by Grifols of approximately 84 million new non-voting shares in the aggregate). Over the course of the next several days, the parties conducted additional due diligence investigations and continued negotiations over the non-economic terms of the proposed transaction. During these discussions, Grifols reiterated its requirement that Talecris Holdings execute a voting agreement in connection with the merger agreement pursuant to which Talecris Holdings would agree to vote all of its Talecris common stock in favor of the Grifols transaction, against competing transactions. Grifols also sought an option to purchase some of the Talecris stock held by Talecris Holdings. With the concurrence of Talecris, representatives of Talecris Holdings informed Grifols that Talecris Holdings would not enter into any such voting agreement unless it contained exceptions in connection with the receipt by Talecris of a superior competing transaction proposal or in connection with material unforeseen events, and would not enter into an agreement with a purchase option. The Talecris representatives continued to insist that some Grifols shareholders enter into voting commitments with respect to the Grifols shareholder approval that would be required.

During April, Grifols continued to negotiate financing commitments with a number of prospective lending institutions. On April 20 and April 29, the Grifols Board of Directors met to receive an update on the status of the transaction.

Beginning in April, the credit markets tightened and the euro-U.S. dollar exchange rate began to move significantly against the euro as a result of the European sovereign debt crisis.

On April 20, the Talecris Board of Directors met to receive an update on the status of the negotiations between Talecris and Grifols and to receive management’s overall perspectives from the diligence meetings and on the risks of the combined entity compared to the risks of Talecris as a stand-alone business. Representatives of Morgan Stanley also provided the Talecris Board of Directors with its preliminary views on transaction consideration, including a valuation analysis of Talecris and of the potential trading value of the non-voting shares. Among other things, the directors, management and Morgan Stanley discussed the likelihood that the non-voting shares would trade at a discount to the trading price of Grifols ordinary shares, and discussed the potential magnitude of any such discount and the impact of a discount on the aggregate value of the merger consideration to be received by Talecris stockholders in a transaction. At this meeting, the Talecris Board of Directors formed a special committee, consisting of Talecris’ directors who are not members of management and who were also independent of Talecris Holdings, Messrs. Paul N. Clark, Kenneth J. Martin, Dean J. Mitchell and Ruedi E. Waeger, for the purpose of reviewing and considering the possible transaction with Grifols and making a recommendation to the full Talecris Board of Directors concerning a possible transaction with Grifols. The Talecris special committee met separately from the entire Talecris Board of Directors following this meeting and at each subsequent meeting of the Talecris Board of Directors.

On April 22, Baxter International Inc., a competitor of Talecris, revised downward its previously announced 2010 guidance, attributing the revised guidance to “the impact of recent healthcare reform legislation in the U.S. and [its] outlook for continued plasma market pressures.” Baxter’s announcement caused share prices of companies in the plasma sector, including Talecris’, to decline significantly. From a closing price of $21.98 on April 22, Talecris’ stock price fell to a 52-week low of $15.70 on May 25. During the same period, the closing price of Grifols ordinary shares fell from €10.30 on April 22 to €8.76 on May 25.

During this same period, from late-April to mid-May, Grifols continued to work to obtain financing commitments from its prospective lenders, as conditions in the credit market continued to worsen. Talecris determined that Talecris would not object to, and would authorize, Morgan Stanley’s participation in the financing of the potential transaction if such participation would increase the likelihood that Grifols would be able to obtain the necessary financing, or improve the terms or certainty of such financing.

On May 18, Mr. Daga informed Messrs. Ingersoll and Mayer that in light of industry and financing market developments, Grifols intended to revise its proposal for a potential transaction. On May 19, the Grifols Board of Directors met to receive an update on the status of the transaction. Later that day, Messrs. Ingersoll and Mayer met with Mr. Daga to hear and, potentially, to negotiate the revised terms. Mr. Daga initially suggested transaction terms in which the consideration per share of Talecris common stock would consist of $18.00 in cash (reduced from $20.30) and approximately 0.5 of a Grifols non-voting share (based on the issuance by Grifols of approximately 66 million Grifols non-voting shares in the aggregate). However, following further negotiations, on the morning of May 20, Mr. Daga indicated that he would be willing to recommend to the Grifols Board of Directors a transaction in which the consideration per share of Talecris common stock would consist of $19.00 in cash and approximately 0.641 of a Grifols non-voting share (based on the issuance by Grifols of approximately 84 million Grifols non-voting shares in the aggregate, the same amount Grifols had proposed to issue in the transaction under negotiation during the February – April period). On May 20, the Talecris Board of Directors and the Talecris special committee met in separate telephonic meetings and the Talecris Board of Directors, with the concurrence of the Talecris special committee, authorized Talecris’ negotiating team to continue negotiations with Grifols on the basis of the revised proposal. During the period from May 21 to May 28, Talecris’ and Grifols’ respective negotiating teams and their legal representatives also discussed and negotiated various non-economic terms of the proposed transaction, including the circumstances (including the failure to obtain financing or antitrust approvals) under which Grifols would be required to pay a termination fee to Talecris, and the size of such fee, and other terms of the merger agreement, the Talecris Holdings and Grifols shareholder voting agreements and the Grifols non-voting shares. Talecris Holdings and its outside counsel, Schulte Roth & Zabel LLP, also participated.

From Tuesday, June 1 through Friday, June 4, Messrs. Gaither, Ingersoll and Mayer and representatives from Wachtell Lipton, met with representatives of Grifols and Proskauer to discuss and finalize the terms of the proposed transaction and to negotiate acceptable final transaction documents. During the same time, Talecris Holdings and its outside counsel negotiated with Grifols and its outside counsel the terms of the Talecris Holdings voting agreement.

On June 1, Morgan Stanley confirmed that, with Talecris’ consent (which Talecris granted), Morgan Stanley would participate in the lending group providing the financing commitment to the transaction. Shortly thereafter, the Talecris Board of Directors authorized the retention of Citigroup Global Markets Inc., which is referred to as Citi, to render an opinion to the Talecris Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by holders of Talecris common stock in the proposed transaction with Grifols. At Talecris’ request, Morgan Stanley’s advisory team continued to advise Talecris, and Morgan Stanley established a separate team to handle Morgan Stanley’s participation in the lending group.

On June 3, the Grifols Board of Directors met to receive an update on the transaction and to hear a presentation by Grifols’ management and by Grifols’ financial advisors regarding the proposed transaction.

On the afternoon of Friday, June 4, the Talecris Board of Directors and the Talecris special committee met telephonically, together with Talecris’ management and outside legal and financial advisors (with Morgan Stanley being represented solely by members of its advisory team). During this meeting, Wachtell Lipton summarized for Talecris’ directors the material terms of the proposed merger agreement and the voting agreements (including various terms that were still under discussions with Grifols) and Morgan Stanley reviewed for Talecris’ directors a summary of the proposed financing commitments and some potential considerations with respect to the terms of such financing commitments. At meetings of the Talecris Board of Directors throughout 2010, the Talecris directors had considered the likelihood that the Grifols non-voting shares would trade at a discount to the trading price of Grifols ordinary shares and the impact of any such discount on the aggregate value of the merger consideration to be received by Talecris stockholders in a transaction. The directors considered the factors discussed below in the section entitled “Talecris’ Reasons for the Transaction — Grifols Non-Voting Shares may Trade at a Significant Discount to the Grifols Ordinary Shares” (other than information presented by Citi, which were discussed at a board meeting on June 6). The directors reviewed these matters with Morgan Stanley at the June 4 meeting. The Talecris Board of Directors also received an update on business conditions from management, including a presentation regarding the potential financial impact of management’s preliminary assessment of potentially negative changes in the competitive environment and the risks to Talecris should some very-recently-developing negative trends (including possible softness in market demand) persist. Following discussions, the Talecris Board of Directors, with the support of the Talecris special committee, instructed the negotiating team and Wachtell Lipton, to continue to negotiate and finalize the transaction documents promptly.

From the evening of Friday, June 4, through Sunday, June 6, Talecris and Grifols completed the negotiation and documentation of the proposed transaction, including the merger agreement, the terms of the Grifols voting agreement and the Grifols non-voting shares, and Talecris Holdings and Grifols completed negotiation and documentation of the Talecris Holdings voting agreement.

On Sunday, June 6, the Talecris Board of Directors and the Talecris special committee met in person (with some directors participating by telephone), together with Talecris’ management and outside legal and financial advisors (with Morgan Stanley being represented solely by members of its advisory team). As with each of the meetings since April 20, portions of this meeting were devoted to a separate meeting of the Talecris special committee. During the meeting, the Talecris Board of Directors received an update from management regarding, and discussed, Talecris’ strategic options as an independent company, including in the event of a downturn in the plasma industry. Wachtell Lipton then reviewed with the Talecris Board of Directors its fiduciary obligations, summarized the material terms of the proposed merger agreement and voting agreements, and reported on the resolution of open issues during the course of negotiations with Grifols. Morgan Stanley reviewed for Talecris’ directors the terms of the proposed financing commitments. Also during this meeting, Citi reviewed with the Talecris Board of Directors its financial analysis of the original merger consideration. At this meeting the directors considered the factors discussed below in the section entitled “Talecris’ Reasons for the Transaction — Grifols Non-Voting Shares may Trade at a Significant Discount to the Grifols Ordinary Shares.” The Talecris special committee then met separately. During the Talecris special committee session, Citi informed the Talecris special committee that it was in a position to render an opinion to the Talecris Board of Directors as to the fairness, from a financial point of view and as of such date, of the original merger consideration. After discussions, including as to the matters discussed below in the section entitled “Talecris’ Reasons for the Merger; Recommendation of the Talecris Board of Directors,” the Talecris special committee, by unanimous vote of all of its members, resolved to recommend that the full Talecris Board of Directors approve the merger agreement. After the Talecris special committee concluded its meeting, the Talecris Board of Directors reconvened its meeting. During this portion of the meeting, Citi rendered to the Talecris Board of Directors an oral opinion, confirmed by delivery of a written opinion dated June 6, 2010, to the effect that, as of that date and based on and subject to the matters described in its opinion, the original merger consideration then proposed to be received by holders of Talecris common stock in the Grifols transaction was fair, from a financial point of view, to such holders. After further discussions, the Talecris Board of Directors, by unanimous vote of all of its members, and having received the recommendation of the Talecris special committee approved and declared advisable the merger agreement and the other related transaction agreements and resolved to recommend that Talecris’ stockholders vote to adopt the merger agreement. Grifols Board of Directors also met on June 6, at which time the board approved the transaction.

Following the conclusion of the board meeting, Wachtell Lipton and Proskauer finalized the transaction documentation, the parties executed the merger agreement, Talecris Holdings and Grifols executed the Talecris Holdings voting agreement, and Talecris and a number of Grifols shareholders executed the Grifols voting agreements. On the morning of June 7, 2010, Talecris and Grifols issued a joint press release announcing the proposed transaction.

Talecris’ Reasons for the Transaction; Recommendation of the Talecris Board of Directors

After careful consideration, and upon the recommendation of the Talecris special committee, the Talecris Board of Directors unanimously approved the merger agreement and determined that entry into the merger agreement is advisable and in the best interests of Talecris and its stockholders. Accordingly, the Talecris Board of Directors recommends that you vote “FOR” the adoption of the merger agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Talecris Board of Directors consulted with outside legal and financial advisors and Talecris’ management team and considered a number of factors that it believed supported its decision, including the following:

•	Value of the Merger Consideration; Historical Market Prices and Performance of Talecris. The Talecris Board of Directors considered the value of the merger consideration, including:

•	the implied per share value of the merger consideration and the premium to the price of Talecris common stock as of various dates represented by such implied value. Based on the closing price of Grifols ordinary shares as of June 4, 2010, the last trading day preceding the date on which the merger agreement was signed, and then-prevailing euro-U.S. dollar exchange rates, and assuming the non-voting shares trade at no discount to the trading price of Grifols ordinary shares, the implied merger consideration of $26.16 per share of Talecris common stock represents: (1) a premium of approximately 64% over the closing market price of $15.92 for Talecris common stock on June 4, 2010, (2) a premium of approximately 54% over the volume-weighted average price of Talecris common stock for the 30-day period ending on June 6, 2010, and (3) a premium of approximately 37.7% over the sale price of Talecris common stock of $19.00 per share in Talecris’ October 2009 IPO, less than nine months prior to the signing of the merger agreement, representing an internal rate of return of approximately 50% for Talecris stockholders that acquired Talecris common stock at that time. Although the foregoing calculations assumed the non-voting stock would trade at no discount to the trading price of Grifols ordinary shares, Talecris’ directors noted that the various premia would be substantial even if the Grifols non-voting shares were to trade at a significant discount relative to the Grifols ordinary shares and that the implied total enterprise value attributed to Talecris based on the total consideration payable in the Talecris-Grifols merger by Grifols for Talecris is substantially higher than the total enterprise value attributed to Talecris by CSL in the proposed CSL merger in 2008; and

•	the historical, present and anticipated future earnings of Talecris and the anticipated future earnings of the combined entity, sensitivity studies on the future earnings of Talecris, risks with the strategy and execution plans of Talecris, risks to the industry and to Talecris’ plans from the external environment;

•	Significant Portion of Merger Consideration in Cash. A large portion of the merger consideration will be paid in cash, giving the Talecris stockholders an opportunity to immediately realize value for a significant portion of their investment and providing certainty of value and to diversify a portion of their current exposure to the evolving plasma industry. The Talecris Board of Directors noted that the $19.00 per share to be paid in cash matched the IPO sale price of Talecris common stock less than nine months prior to the signing of the merger agreement despite the decline in the trading prices of the common stock of Talecris’ principal publicly traded competitors since the IPO;

•	Participation in Potential Appreciation. The stock component of the merger consideration will give the Talecris stockholders an equity interest in the combined entity, providing them with an opportunity to participate in the future earnings or growth of the combined entity, the potential future appreciation in the value of the Grifols non-voting shares following the transaction (to the extent the Talecris stockholders determine to retain the Grifols non-voting shares following the transaction) and in the potential benefits to the combined entity, including an enhanced competitive and financial position, increased diversity and depth in its product lines, development “pipelines” and geographic areas and the potential to realize significant cost reductions and operational synergies;

•	Strategic Benefits of the Transaction. The Talecris Board of Directors considered the strategic benefits that may result from the transaction and the potential upside such strategic benefits may have on the Grifols non-voting shares to be issued in the Talecris-Grifols merger, including:

•	the likelihood that the combined entity would be able to more efficiently use each liter of plasma collected to manufacture medicines due to the complementary nature of manufacturing processes and also would be more geographically diversified, and therefore would be relatively better positioned to face challenges arising out of the current and prospective competitive climate in the plasma industry, including as a result of changes in regulatory, financial and economic conditions affecting the industry;

•	the Talecris Board of Directors’ belief that the potential for cost savings and synergies from the transaction could be substantial, including that:

•	in addition to the ongoing cost reduction initiatives at both companies, annual operating synergies of up to $160 million in 2012 (net of costs to achieve such synergies), increasing to up to $230 million on an ongoing basis (with no ongoing cost) after 2014 that Grifols informed Talecris it expects to be realized from the transactions. Grifols prepared these estimates, which were provided to Talecris on an aggregate basis, not broken down by categories of potential synergies;

•	the additional savings and revenue opportunities from consolidating other operations, procurement savings, and sharing support infrastructure and best practices;

•	the potential created by the expanded global presence and geographically diverse revenue base of the combined company; and

•	the opportunity to combine two strong teams and the inclusion of two directors to be designated by Talecris on the Grifols Board of Directors following the transaction (however, in the event that either of such directors ceases to hold office prior to the expiration of his or her term, Talecris will not have the right to designate his or her replacement).

•	Financial Presentations and Opinion of Financial Advisors to the Talecris Board of Directors. The Talecris Board of Directors considered the financial presentations of Morgan Stanley, and the financial presentation and opinion of Citi, dated June 6, 2010, to the Talecris Board of Directors as to the fairness, from a financial point of view and as of the date of such opinion, of the original merger consideration, as more fully described below in the section entitled “The Transaction — Opinion of Citigroup Global Markets Inc.”;

•	Terms of the Merger Agreement. The Talecris Board of Directors considered the efforts made to negotiate a merger agreement favorable to Talecris and its stockholders and the financial and other terms and conditions of the merger agreement, including:

•	the fact that should the merger agreement be terminated under specified circumstances relating to a failure by Grifols to obtain the necessary financing for the transaction (including the related refinancings) or relating to breach by Grifols of its covenants relating to the obtaining of financing and, at such time, specified conditions are met, Grifols will be required to pay Talecris a termination fee of $375 million, as more fully described in the section entitled “The Merger Agreement — Termination Fees; Expenses,” an amount which the Talecris Board of Directors believes strongly incentivizes Grifols to obtain the necessary financing for the transaction (including the related refinancings) and to perform its covenants relating to the obtaining of financing; and

•	the extent of the commitments to obtain required antitrust regulatory approvals that Grifols has made under the merger agreement, and that should the merger agreement be terminated under specified circumstances relating to a failure to obtain the requisite antitrust clearances and approvals or relating to breach by Grifols of its covenants relating to the obtaining of antitrust approvals and, at such time, specified conditions are met, Grifols will be required to pay Talecris a termination fee of $375 million, as more fully described in the section entitled “The Merger Agreement — Termination Fees; Expenses,” an amount which the Talecris Board of Directors believes strongly incentivizes Grifols to obtain the requisite antitrust clearances and approvals and to perform its covenants relating to the obtaining of antitrust approvals, or, in other circumstances involving a change of recommendation by the Grifols Board of Directors and a subsequent failure by the Grifols shareholders to grant the requisite shareholder approvals, $100 million, see the section entitled “The Merger Agreement — Termination Fees; Expenses”;

•	Likelihood of Completion of the Transaction. The Talecris Board of Directors considered the likelihood that the transaction will be completed, including the fact that the conditions to closing the transaction are limited to approval by the Talecris stockholders and the Grifols shareholders, customary regulatory approvals and other customary closing conditions; that the Chairman and CEO of Grifols and certain other Grifols shareholders owning approximately 35% in the aggregate of the outstanding Grifols ordinary shares had agreed to vote their shares in Grifols in favor of the transaction (later increased to support from holders, in the aggregate, of approximately 43% of the outstanding Grifols ordinary shares); and that, as described above, the terms of the merger agreement strongly incentivize Grifols to obtain the necessary financing and regulatory approvals;

•	Financing Ability of Grifols. The Talecris Board of Directors considered the fact that Grifols has committed financing from reputable financing sources for the transaction, the efforts that Grifols is required to make under the merger agreement to obtain the proceeds of the financing on the terms and conditions described in the financing commitment letter, and the resulting likelihood that Grifols will have the financing available to complete the transaction despite the difficulties in the financial markets, including if such difficulties increase in the coming months. In this connection, however, the directors were aware that in order to obtain the full amounts necessary for completion of the transaction, Grifols would need to obtain approximately $225 million from a combination of working capital increases between signing and closing and a new accounts receivable loan facility or sale and leaseback transaction, and discussed with Morgan Stanley the likelihood of and risks to obtaining such funding;

•	Absence of Competing Alternatives or Offers. The Talecris Board of Directors also considered its belief, in consultation with its legal counsel and Morgan Stanley, that based on market conditions and antitrust considerations, as well as on Talecris’ prior efforts to seek an acquiror for Talecris or a suitable candidate for a strategic business combination, that it was unlikely that any strategic or financial acquiror was interested in pursuing a strategic transaction with Talecris or that any such potential acquiror, if interested, would be likely to make an offer that would be more valuable to the Talecris stockholders than the transactions with Grifols contemplated by the merger agreement. The Talecris Board of Directors noted that, despite potential acquirors’ knowledge that the Talecris Board of Directors and Talecris Holdings were interested in a sale of Talecris during the pendency of the CSL merger transaction, and despite Talecris’ active exploration of strategic alternatives following the termination of the CSL merger agreement, neither Talecris Holdings nor Talecris received any credible alternative proposals, nor any other credible indications of interest for alternative transactions (other than from Grifols) while the CSL merger agreement was in effect, nor had Talecris Holding or Talecris received any indications of interest for acquisition of Talecris or a business combination with Talecris during the period Talecris had explored its strategic alternatives after the termination of the CSL merger agreement. The Talecris Board of Directors noted that, in the event that any third party were to seek to make a Talecris takeover proposal, Talecris retained the ability to consider unsolicited proposals after the execution of the merger agreement and, in the event that any third party were to make a superior proposal, the Talecris Board of Directors retained the right (upon the recommendation of the Talecris special committee) to change its recommendation that the Talecris stockholders vote for the adoption of the merger agreement and that in such circumstance Talecris Holdings will not be obligated to vote all of its shares of Talecris common stock in favor of the adoption of the merger agreement, as more fully described in the section entitled “The Voting Agreements — The Talecris Voting Agreement”;

The Talecris Board of Directors also considered a variety of potential risks and other potentially negative factors relating to the transaction, including the following, but concluded that the anticipated benefits of the transaction substantially outweigh these considerations:

•	Grifols Non-Voting Shares May Trade at a Significant Discount to the Grifols Ordinary Shares. There is currently no public market for the Grifols non-voting shares. In this regard, the Talecris Board of Directors considered that an active trading market for the Grifols non-voting shares may not develop after the transaction or that the Grifols non-voting shares may be negatively impacted by, or may trade at a significant discount relative to the Grifols ordinary shares due to the possibility of less liquidity or the lack of voting rights associated with the Grifols non-voting shares. Talecris’ directors also considered that the Grifols non-voting shares had been structured with a view to minimizing any such discount relative to Grifols ordinary shares, including terms that the Grifols non-voting shares participate on an equal basis with the Grifols ordinary shares in connection with all dividends and distributions and that the Grifols non-voting shares would have mandatory redemption rights or be entitled to vote as a separate class in circumstances involving a potential change of control if the Grifols non-voting shares would not otherwise be accorded equal treatment with the Grifols ordinary shares. The directors considered that, for informational purposes:

•	Morgan Stanley calculated, based on assumed trading discounts for the Grifols non-voting shares from 40% to 0%, a range of implied values of the merger consideration per share from $23.29 to $26.15, representing a premium range from 46.3% to 64.3% over the $15.92 closing price of Talecris stock on June 4, 2010 and a premium range of 36.0% to 52.8% over the 30 calendar day volume weighted average price for Talecris stock; and

•	Citi calculated implied per share values for Grifols non-voting shares by applying to the pro forma combined company’s fiscal year 2011 estimated net income a selected range of hypothetical fiscal year 2011 estimated price to earnings multiples and a hypothetical 5.0% to 15.0% liquidity and non-voting discount. Financial data for the combined company were based on the Talecris long-range plan, internal estimates of Grifols’ management with respect to Grifols and potential synergies anticipated to result from the transaction. This calculation implied an illustrative per share value for the stock consideration based on the 0.641 exchange ratio of approximately $5.48 to $8.84 per share which, together with the $19.00 per share cash consideration, yielded a total implied value of approximately $24.50 to $27.85 per share.

•	Fixed Stock Portion of Merger Consideration. The fact that because the stock portion of the merger consideration is a fixed exchange ratio of the Grifols non-voting shares to shares of Talecris common stock, Talecris’ stockholders could be adversely affected by a decrease in the trading price of Grifols ordinary shares during the pendency of the transaction, and, for stockholders that retain the Grifols non-voting shares, after the transaction. The Talecris Board of Directors determined that this structure was appropriate and the risk acceptable in view of factors such as:

•	the fact that a substantial portion of the merger consideration will be paid in a fixed cash amount, reducing the impact on the value of the merger consideration of a potential decline in the trading price of Grifols ordinary shares and the Grifols non-voting shares; and

•	the possibility that the cost-savings and synergies expected from the transaction would positively affect the trading price of Grifols shares.

•	Smaller Ongoing Equity Participation in the Combined Entity by Talecris Stockholders. The fact that because only a limited portion of the merger consideration will be in the form of Grifols non-voting shares, Talecris’ stockholders will have a smaller ongoing equity participation in the combined entity (and, as a result, a smaller opportunity to participate in any future earnings or growth of the combined entity and future appreciation in the value of the Grifols non-voting shares following the transaction) than they have in Talecris. The Talecris Board of Directors considered, however, that Talecris stockholders would be able to reinvest the cash received in the transaction in Grifols ordinary shares or in the Grifols non-voting shares.

•	Risk of Non-Completion. The Talecris Board of Directors considered the possibility that the transaction might not be completed, including:

•	the risk that regulatory agencies may not approve the transaction or may impose terms and conditions on their approvals that adversely affect the financial results of the combined company, including divestitures of key businesses (see the section entitled “— Regulatory Approvals”);

•	the challenges in the credit and financial markets and the risk that the required financing will not be available to Grifols. The Talecris Board of Directors noted that in the event Grifols were not to obtain the necessary financing, the transaction would likely not be completed. In such event, and subject to specified conditions being satisfied, Talecris would become entitled to receive a fee of $375 million from Grifols;

•	the risk that Grifols shareholder approvals required for the transaction would not be obtained. The Talecris Board of Directors noted that the Grifols Chairman and CEO and certain other Grifols shareholders owning approximately 35% in the aggregate of the outstanding Grifols ordinary shares had agreed to vote in favor of the transaction (later increased to support from holders, in the aggregate, of approximately 43% of the outstanding Grifols ordinary shares); and

•	other contingencies to completion of the transaction.

•	Possible Deterrence of Competing Offers. The fact that, if the Talecris Board of Directors were to change its recommendation that the Talecris stockholders vote for the adoption of the merger agreement in response to a superior proposal, Talecris may be required to pay to Grifols a termination fee of $100 million and Talecris Holdings would be obligated to vote a number of shares of Talecris common stock representing 35% of outstanding Talecris common stock for the adoption of the merger agreement, and the possibility that these facts might discourage other parties that may otherwise have an interest in an acquisition of Talecris or another business combination involving Talecris from making a competing proposal. However, the Talecris Board of Directors believes that the $100 million termination fee (which is within the range of termination fees provided in other transactions of this size and nature) and the Talecris voting agreement are reasonable in light of Talecris’ prior efforts to seek an acquirer or a suitable candidate for a strategic business combination, the transaction negotiation process as well as the overall terms of the merger agreement, the terms of the Talecris Holdings voting agreement and the Grifols shareholder voting agreements and the expected benefits of the transaction, and would not preclude another party from making a competing proposal or preclude the possibility of such competing proposal from being successful;

•	A Holder of Approximately 49% of the Outstanding Talecris Common Stock Is Obligated to Vote In Favor of the Transaction Absent a Superior Proposal or an Intervening Event. Under the Talecris voting agreement, Talecris Holdings has agreed, with two exceptions, to vote all of its Talecris common stock in favor of the adoption of the merger agreement, unless the Talecris Board of Directors (upon the recommendation of the Talecris special committee) changes its recommendation that Talecris stockholders adopt the merger agreement in response to a superior proposal or an intervening event. Accordingly, unless there is such a change in the Talecris Board of Directors’ recommendation in response to a superior proposal or an intervening event, Talecris stockholder approval of the proposal to adopt the merger agreement is virtually assured if any Talecris stockholders in addition to Talecris Holdings vote in favor of its adoption;

•	Challenges of Combining Talecris and Grifols and Costs and Expenses. The challenges inherent in the combination of two businesses of the size, scope and complexity of Talecris and Grifols and the size of the companies relative to each other, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time. In this regard, the Talecris Board of Directors noted that such challenges may adversely impact the value of the Grifols non-voting shares to be issued in the Talecris-Grifols merger;

•	Possible Failure to Achieve Synergies. The risk that changes in the regulatory or competitive landscape may adversely affect the business benefits anticipated to result from the transaction and the risk of not capturing all the anticipated cost savings and operational synergies between Talecris and Grifols and the risk that other anticipated benefits might not be realized;

•	Possible Disruption of Business. The potential impact of the announcement and pendency of the transaction, including the impact of the transaction on Talecris’ employees and customers and Talecris’ relationships with other third parties and the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to complete the transaction, all of which could impair Talecris’ prospects as an independent company if the Talecris-Grifols merger is not completed;

•	Merger Consideration is Taxable. The fact that the merger consideration would be taxable to the Talecris stockholders that are U.S. persons for U.S. federal income tax purposes; and

•	Other Risks. The risks of the type and nature described under the section entitled “Risk Factors” and the matters described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

As described above, the Talecris special committee determined to recommend that the Talecris Board of Directors approve the merger agreement and the transactions contemplated by the merger agreement. In the course of reaching its decision to so recommend, the Talecris special committee consulted with outside legal and financial advisors and Talecris’ management team and considered a number of factors that it believed supported its decision, including all of those considered by the Talecris board as described above. The Talecris special committee concluded that the anticipated benefits of the transaction would outweigh the potential risks and other potentially negative factors relating to the transaction described above.

In addition, the Talecris Board of Directors and the Talecris special committee were aware of and considered the interests that Talecris’ directors and executive officers may have with respect to the transaction that differ from, or are in addition to, their interests as stockholders of Talecris generally, as described in the section entitled “The Transaction — Interests of Talecris’ Directors and Officers in the Transaction.”

The reasons set forth above are not intended to be exhaustive, but include material facts considered by the Talecris Board of Directors in approving the merger agreement and by the Talecris special committee in determining to recommend that the Talecris Board of Directors approve the merger agreement and the transactions contemplated by the merger agreement. The Talecris Board of Directors and Talecris special committee conducted an overall review of the factors described above, with the assistance of their legal and financial advisors and Talecris’ management team. In view of the wide variety of factors considered in connection with its evaluation of the transaction and the complexity of these matters, neither the Talecris Board of Directors nor the Talecris special committee found it useful or attempted to quantify or assign any relative or specific weights to the various factors that they considered in reaching their respective determinations with respect to the approval of the transaction and the merger agreement and recommendations to the Talecris stockholders. In addition, individual members of the Talecris Board of Directors and of the Talecris special committee may have given differing weights to different factors.

Opinion of Citigroup Global Markets Inc.

In connection with the transaction, Talecris retained Citi to render an opinion to the Talecris Board of Directors with respect to the fairness, from a financial point of view, of the original merger consideration. On June 6, 2010, at a meeting of the Talecris Board of Directors held to evaluate the transaction, Citi rendered to the Talecris Board of Directors an oral opinion, which was confirmed by delivery of a written opinion dated June 6, 2010, to the effect that, as of that date and based on and subject to the matters described in its opinion, the original merger consideration then proposed to be received in the transaction by holders of Talecris common stock was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated June 6, 2010, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference. The summary of Citi’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion. Citi’s opinion was provided for the information of the Talecris Board of Directors (in its capacity as such) in its evaluation of the original merger consideration from a financial point of view and Citi expressed no view as to, and its opinion did not address, any other aspects or implications of the transaction or the underlying business decision of Talecris to effect the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for Talecris or the effect of any other transaction in which Talecris might engage. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed transaction.

Citi’s opinion speaks as of the date rendered and, as such, addressed only the fairness, from a financial point of view, of the consideration to be received in the transaction by holders of Talecris common stock as originally proposed pursuant to the merger agreement as entered into on June 6, 2010. Citi’s opinion does not address any changes to the consideration after the date of its opinion, as a result of litigation settlement or otherwise, nor does it address the relative fairness of the different consideration to be received by the Talecris specified affiliated stockholders and non-affiliated stockholders pursuant to the merger agreement as amended.

In arriving at its opinion, Citi:

•	reviewed the merger agreement, dated as of June 6, 2010;

•	held discussions with senior officers, directors and other representatives and advisors of Talecris and senior officers and other representatives and advisors of Grifols concerning Talecris’ and Grifols’ businesses, operations and prospects;

•	reviewed publicly available business and financial information relating to Talecris and Grifols;

•	reviewed financial forecasts and other information and data relating to Talecris and Grifols which were provided to or discussed with Citi by Talecris’ and Grifols’ respective managements, including sensitivities to the financial forecasts relating to Talecris prepared by Talecris’ management reflecting alternative industry, business and growth assumptions of such management and information relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by Grifols’ management to result from the transaction, referred to as potential synergies;

•	reviewed the financial terms of the transaction as set forth in the merger agreement, dated as of June 6, 2010, in relation to, among other things: current and historical market prices and trading volumes of Talecris common stock and Grifols ordinary shares; data relating to trading and other characteristics of dual class securities; and Talecris’ and Grifols’ historical and projected earnings and other operating data, capitalization and financial condition;

•	analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Talecris and Grifols;

•	considered, to the extent publicly available, the financial terms of other transactions which Citi considered relevant in evaluating the transaction;

•	reviewed pro forma financial data of the combined company utilizing financial forecasts and estimates relating to Talecris and Grifols referred to above after giving effect to potential synergies anticipated by Grifols’ management to result from the transaction; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of Talecris’ and Grifols’ managements that they were not aware of any relevant information that was omitted or remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to Talecris and Grifols provided to or otherwise reviewed by or discussed with Citi and potential synergies, Citi was advised by Talecris’ and Grifols’ managements, and Citi assumed, with Talecris’ consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Talecris’ and Grifols’ managements, as the case may be, as to Talecris’ future financial performance under the alternative industry, business and growth assumptions reflected therein, Grifols’ future financial performance, such potential synergies and the other matters covered by such financial forecasts and other information and data. Citi relied, at Talecris’ direction, upon the assessments of Talecris’ and Grifols’ managements as to (1) Talecris’ and Grifols’ products, product candidates and technology and the risks associated therewith (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval by appropriate governmental authorities, the validity and life of related patents and the potential impact of competition), (2) the ability to integrate the businesses and operations and retain key customers of Talecris and Grifols and (3) governmental and regulatory policies and matters affecting the healthcare industry, including, without limitation, Medicare pricing and reimbursement policies, and the potential impact on Talecris’ and Grifols’ businesses and, Citi assumed, at Talecris’ direction, that there would be no developments with respect to any of the foregoing that would be material to Citi’s analyses or opinion. Citi also assumed, with Talecris’ consent, that adjustments, if any, to the merger consideration would not be material to Citi’s analyses or opinion. Citi did not make and was not provided with an independent evaluation or appraisal of Talecris’ or Grifols’ assets or liabilities (contingent or otherwise) nor did Citi make any physical inspection of Talecris’ or Grifols’ properties or assets.

Citi assumed, with Talecris’ consent, that the transaction would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Talecris, Grifols or the contemplated benefits of the transaction. Citi also assumed, with Talecris’ consent, that the reincorporation merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, or the Code. Citi did not express any opinion as to what the value of the Grifols non-voting shares actually would be when issued pursuant to the Talecris-Grifols merger or the prices at which Talecris common stock or the Grifols non-voting shares or Grifols’ other securities would trade at any time.

Citi’s opinion addressed only the fairness, from a financial point of view and as of June 6, 2010, of the original merger consideration then proposed to be received in the transaction by the holders of Talecris common stock as a whole, without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders. Citi expressed no opinion as to any terms (other than the original merger consideration to the extent expressly specified in its opinion) or other aspects or implications of the transaction, including, without limitation, the form or structure of the transaction or of the merger consideration or any adjustments to the merger consideration, any preferential rights, voting or other terms or aspects of the Grifols non-voting shares or any lock-up, voting or other agreement, arrangement or understanding entered into in connection with or contemplated by the transaction or otherwise. Citi was not requested to, and it did not, participate in the negotiation or structuring of the transaction, nor was Citi requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of Talecris; however, Citi held discussions with Talecris and its other advisors regarding prior inquiries received and the results of prior solicitation processes undertaken by or on behalf of Talecris. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the merger consideration. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to it, as of the date of its opinion. The credit, financial and stock markets have been experiencing unusual volatility and Citi expressed no opinion or view as to any potential effects of such volatility on Talecris, Grifols or the contemplated benefits of the transaction. Except as described above, Talecris imposed no other instructions or limitations on Citi with respect to the investigations made or the procedures followed by it in rendering its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Talecris and Grifols. No company, business or transaction used in those analyses as a comparison is identical to Talecris, Grifols or the transaction, and such analyses may not necessarily utilize all companies, businesses or transactions that could be deemed comparable to Talecris, Grifols or the transaction. Accordingly, an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the transaction. The type and amount of consideration payable in the transaction was determined through negotiations between Talecris and Grifols and the decision to enter into the merger agreement was solely that of the Talecris Board of Directors. Citi’s opinion was only one of many factors considered by the Talecris Board of Directors in its evaluation of the transaction and should not be viewed as determinative of the views of the Talecris Board of Directors or management with respect to the transaction or the merger consideration.

The following is a summary of the material financial analyses that Citi deemed appropriate for purposes of its opinion and which were presented to the Talecris Board of Directors in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses. In connection with Citi’s financial analysis summarized below, Citi reviewed financial forecasts and other information and data relating to Talecris which were provided to or discussed with Citi by Talecris’ management, referred to as the Talecris long-range plan, and sensitivities to the Talecris long-range plan prepared by Talecris’ management reflecting alternative industry, business and growth assumptions of such management, referred to as the Talecris sensitivity scenario. For purposes of the financial analyses summarized below, the term “implied merger consideration” refers to the total implied value of $26.15 per share calculated as (1) the $19.00 per share cash consideration plus (2) the implied per share value of a Grifols non-voting share based on the 0.641 exchange ratio and the closing price of Grifols ordinary shares of $11.15 per share (calculated utilizing a euro to U.S. dollar exchange rate of 1.20) as of June 4, 2010 (the last trading day prior to execution of the merger agreement).

Talecris Financial Analyses

Selected Companies Analysis.  Citi reviewed financial and stock market information of Talecris and the following 25 selected publicly held companies. These companies were selected generally because, as is the case with Talecris, they are companies with operations in the plasma-related biotherapeutics industry and/or specialty biopharmaceutical companies with market capitalizations of greater than $1 billion.

•	Abraxis BioScience, Inc.

•	Acorda Therapeutics, Inc.

•	Actelion Pharmaceuticals Ltd.

•	Alexion Pharmaceuticals, Inc.

•	Allergan, Inc.

•	Amylin Pharmaceuticals, Inc.

•	Auxilium Pharmaceuticals, Inc.

•	Baxter International Inc.

•	Biogen Idec Inc.

•	BioMarin Pharmaceutical Inc.

•	Cephalon, Inc.

•	CSL

•	Dendreon Corporation

•	Elan Corporation, plc (ADS)

•	Endo Pharmaceuticals Holdings Inc.

•	Forest Laboratories, Inc.

•	Grifols

•	Human Genome Sciences, Inc.

•	King Pharmaceuticals, Inc.

•	Onyx Pharmaceuticals, Inc.

•	Salix Pharmaceuticals, Ltd.

•	Shire plc

•	United Therapeutics Corporation

•	Vertex Pharmaceuticals Incorporated

•	Warner Chilcott plc

Citi reviewed, among other information, enterprise values of the selected companies, calculated as market value based on closing stock prices on June 4, 2010, plus debt, less cash and other adjustments, as a multiple of calendar years 2010 and 2011 estimated earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA. Citi also reviewed per share equity values of the selected companies, based on closing stock prices on June 4, 2010, as a multiple of calendar years 2010 and 2011 estimated earnings per share, which is referred to as EPS. Based on its professional judgment and after taking into consideration the overall implied mean multiples for the selected companies (which reflected estimated EBITDA mean multiples for calendar years 2010 and 2011 of 7.7x and 7.0x, respectively, and estimated EPS mean multiples for calendar years 2010 and 2011 of 13.9x and 12.0x, respectively), Citi then selected a range of selected calendar years 2010 and 2011 estimated EBITDA multiples of 7.0x to 9.0x and 6.0x to 8.0x, respectively, and calendar years 2010 and 2011 estimated EPS multiples of 11.0x to 15.0x and 10.0x to 14.0x, respectively, derived from the selected companies and applied such selected multiples to corresponding data of Talecris. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Talecris were based both on the Talecris long-range plan (estimated EBITDA in such long-range plan was adjusted for stock-based compensation) and publicly available research analysts’ estimates relating to Talecris, referred to as Talecris street estimates. This analysis indicated the following implied per share equity value reference ranges for Talecris, as compared to the implied merger consideration:

Implied per Share Equity Value		Implied Merger
Reference Ranges for Talecris Based on:		Consideration
Talecris Long-Range Plan	Talecris Street Estimates

$17.25 — $23.85	$16.60 — $22.95	$26.15

Selected Precedent Transactions Analysis.  Using publicly available information, Citi reviewed financial data relating to the following three selected transactions announced in calendar years 2003 and 2008, including the previously terminated transaction involving Talecris and CSL. These transactions were selected generally because, as is the case with the transaction, they involved companies with operations in the plasma-related biotherapeutics industry.

Announcement Date	Acquiror	Target

8/13/08	• CSL	• Talecris
12/15/08	• Investitori Associati SpA	• Kedrion SpA
12/08/03	• CSL	• Aventis Behring LLC

Citi reviewed, among other information, transaction values of the selected transactions, calculated as the purchase prices paid for the target companies, plus debt, less cash and other adjustments, as a multiple of such target companies’ latest 12 months EBITDA. Citi then selected, based on its professional judgment and after taking into consideration the low to high range of implied multiples for the selected transactions, a range of selected latest 12 months EBITDA multiples of 8.0x to 12.0x derived from the selected transactions and applied such selected multiple range to Talecris’ latest 12 months (as of March 31, 2010) EBITDA. Financial data for the selected transactions were based on information publicly available at the time of announcement of the relevant transaction. Financial data for Talecris were based on Talecris’ public filings. This analysis implied the following per share equity value reference range for Talecris, as compared to the implied merger consideration:

Implied per Share Equity Value	Implied Merger
Reference Range for Talecris	Consideration

$18.75 — $29.75	$26.15

Premiums Paid Analysis.  Citi reviewed publicly available data relating to the following eight selected transactions involving biopharmaceutical companies with transaction values of greater than $1 billion announced between January 1, 2006 and June 4, 2010:

Acquiror	Target

• Astellas Pharma Inc.	• OSI Pharmaceuticals, Inc.
• Eli Lilly and Company	• ImClone Systems Incorporated
• Takeda Pharmaceutical Company Limited	• Millennium Pharmaceuticals, Inc.
• Celgene Corporation	• Pharmion Corporation
• Eisai Co., Ltd.	• MGI PHARMA, Inc.
• Eli Lilly and Company	• ICOS Corporation
• AstraZeneca PLC	• MedImmune, Inc.
• Novartis AG	• Chiron Corporation

Citi reviewed the implied premiums paid in the selected transactions over the closing stock prices of the target companies in such transactions one trading day and one week prior to public announcement of the relevant transaction based on information publicly available at that time. Citi then selected, based on its professional judgment and after taking into consideration the overall implied mean premiums for the selected transactions, a range of premiums of 40.0% to 60.0% derived from the selected transactions and applied such selected premiums range to the closing price of Talecris’ common stock on June 4, 2010 of $15.92 per share. This analysis indicated the following implied per share equity value reference range for Talecris, as compared to the implied merger consideration:

Implied per Share Equity Value	Implied Merger
Reference Range for Talecris	Consideration

$22.30 — $25.45	$26.15

Discounted Cash Flow Analysis.  Citi performed a discounted cash flow analysis of Talecris by calculating the estimated present value of the unlevered, after-tax free cash flows that Talecris was forecasted to generate during fiscal years 2010 through 2015 based both on Talecris’ long-range plan and sensitivity scenario of the long-range plan. In connection with this analysis, stock-based compensation was treated as an economic cost in calculating terminal free cash flows. Citi calculated terminal values for Talecris by applying to Talecris’ fiscal year 2015 estimated free cash flows a range of perpetuity growth rates of 1.0% to 2.0%, which range was selected taking into consideration, among other things, long-term growth rates, industry consolidation and competitive pressures for companies with operations in the plasma-related biotherapeutics industry (such as Talecris) and the overall economy and inflation per publicly available information. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 9.5% to 10.5%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation. This analysis indicated the following implied per share equity value reference ranges for Talecris, as compared to the implied merger consideration:

Implied per Share Equity Value
Reference Ranges for Talecris Based on:		Implied
Talecris Long-Range Plan	Talecris Sensitivity Scenario	Merger Consideration

$20.55 — $26.95	$16.20 — $21.55	$26.15

Grifols Financial Analysis

Selected Companies Analysis.  Citi reviewed financial and stock market information of Grifols and the following 25 selected publicly held companies. These companies were selected generally because, as is the case with Grifols, they are companies with operations in the plasma-related biotherapeutics industry and/or specialty biopharmaceutical companies with market capitalizations of greater than $1 billion.

•	Abraxis BioScience, Inc.

•	Acorda Therapeutics, Inc.

•	Actelion Pharmaceuticals Ltd.

•	Alexion Pharmaceuticals, Inc.

•	Allergan, Inc.

•	Amylin Pharmaceuticals, Inc.

•	Auxilium Pharmaceuticals, Inc.

•	Baxter International Inc.

•	Biogen Idec Inc.

•	BioMarin Pharmaceutical Inc.

•	Cephalon, Inc.

•	CSL

•	Dendreon Corporation

•	Elan Corporation, plc (ADS)

•	Endo Pharmaceuticals Holdings Inc.

•	Forest Laboratories, Inc.

•	Human Genome Sciences, Inc.

•	King Pharmaceuticals, Inc.

•	Onyx Pharmaceuticals, Inc.

•	Salix Pharmaceuticals, Ltd.

•	Shire plc

•	Talecris

•	United Therapeutics Corporation

•	Vertex Pharmaceuticals Incorporated

•	Warner Chilcott plc

Citi reviewed, among other information, enterprise values of the selected companies, calculated as market value based on closing stock prices on June 4, 2010, plus debt, less cash and other adjustments, as a multiple of calendar years 2010 and 2011 estimated EBITDA. Citi also reviewed per share equity values of the selected companies, based on closing stock prices on June 4, 2010, as a multiple of calendar years 2010 and 2011 estimated EPS. Based on its professional judgment and after taking into consideration the overall implied mean multiples for the selected companies (which reflected estimated EBITDA mean multiples for calendar years 2010 and 2011 of 7.7x and 7.0x, respectively, and estimated EPS mean multiples for calendar years 2010 and 2011 of 13.9x and 12.0x, respectively), Citi then selected a range of selected calendar years 2010 and 2011 estimated EBITDA multiples of 7.0x to 9.0x and 6.0x to 8.0x, respectively, and calendar years 2010 and 2011 estimated EPS multiples of 11.0x to 15.0x and 10.0x to 14.0x, respectively, derived from the selected companies and applied such selected multiples to corresponding data of Grifols. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Grifols were based both on internal estimates of Grifols management and publicly available research analysts’ estimates relating to Grifols, referred to as Grifols street estimates. This analysis indicated the following implied per share equity value reference ranges for Grifols, as compared to the closing price of Grifols ordinary shares on June 4, 2010:

Implied per Share Equity Value
Reference Ranges for Grifols Based on:		Closing Price of
Grifols Management Estimates	Grifols Street Estimates	Grifols Ordinary Shares on June 4, 2010

$9.15 — $12.85	$8.70 — $12.25	$11.15

Discounted Cash Flow Analysis.  Citi performed a discounted cash flow analysis of Grifols by calculating the estimated present value of the unlevered, after-tax free cash flows that Grifols was forecasted to generate during fiscal years 2010 through 2015 based on internal estimates of Grifols’ management. In connection with this analysis, stock-based compensation was treated as an economic cost in calculating terminal free cash flows. Citi calculated terminal values for Grifols by applying to Grifols’ fiscal year 2015 estimated free cash flows a range of perpetuity growth rates of 1.0% to 2.0%, which range was selected taking into consideration, among other things, long-term growth rates, industry consolidation and competitive pressures for companies with operations in the plasma-related biotherapeutics industry (such as Grifols) and the overall economy and inflation per publicly available information. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 9.5% to 10.5%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation. This analysis indicated the following implied per share equity value reference range for Grifols, as compared to the closing price of Grifols ordinary shares on June 4, 2010:

Implied per Share Equity Value	Closing Price of
Reference Range for Grifols	Grifols Ordinary Shares on June 4, 2010

$13.50 — $17.75	$11.15

Other Factors.  Citi also reviewed for informational purposes other factors, including the following:

•	historical trading prices of Talecris common stock and Grifols ordinary shares during the 52-week period ended June 4, 2010, noting that the low to high closing prices of Talecris common stock and Grifols ordinary shares during such period was $15.92 to $24.12 per share and $10.54 to $15.88 per share, respectively;

•	Wall Street analysts’ low and high one-year forward stock price targets for Talecris common stock (as reported by Goldman, Sachs & Co. on March 20, 2010 and Wells Fargo Securities, LLC on March 4, 2010, respectively, and discounted to present value utilizing a selected discount rate of 10.2%) of $18.15 to $28.60 per share and for Grifols ordinary shares (as reported by Société Générale S.A. on April 29, 2010 and Espiritu Santo Investment SA on December 21, 2009 and discounted to present value utilizing a selected discount rate of 10.3%) of $10.95 to $20.80 per share; and

•	liquidity and non-voting discounts, if any, for the following selected dual class publicly traded securities and in the following selected precedent transactions involving acquisitions of dual class shares with greater than a 1:1 voting ratio:

Selected Companies with Dual Class Publicly Traded Securities

• Chipotle Mexican Grill, Inc.	• News Corporation
• Comcast Corporation	• Mueller Water Products, Inc.
• Discovery Holding Company	• Molex Incorporated
• Freescale Semiconductor, Inc.	• SunPower Corporation
• Liberty Global, Inc.

Selected Dual Class Precedent Transactions

Acquiror	Target

• The DIRECTV Group, Inc.	• Liberty Entertainment, Inc.
• Service Corporation International	• Stewart Enterprises, Inc.
• Mars, Incorporated	• Wm. Wrigley Jr. Company
• TC Group, L.L.C.	• Sequa Corporation
• News Corporation	• Dow Jones & Company, Inc.
• Investor Group	• Univision Communications Inc.
• InterMedia Partners, VII L.P.	• Thomas Nelson, Inc.
• Lee Enterprises, Incorporated	• Pulitzer Inc.
• Constellation Brands, Inc.	• The Robert Mondavi Corporation
• The Wine Group LLC	• Golden State Vinters, Inc.
• Omnicare, Inc.	• NCS HealthCare, Inc.
• Investor Group	• Nortek, Inc.
• Rodamco North America N.V.	• Urban Shopping Centers, Inc.
• Fosters Brewing Group Limited	• Beringer Wine Estates Holdings, Inc.
• Unilever N.V.	• Ben & Jerry’s Homemade, Inc.
• Tribune Company	• The Times Mirror Company
• Clear Channel Communications, Inc.	• SFX Entertainment, Inc.
• Investor Group	• Cleveland Indians Baseball Company, Inc.
• J.C. Penney Company, Inc.	• Genovese Drug Stores, Inc.
• Stone Rivet, Inc.	• Envirotest Systems Corp.
• AT&T Corp.	• Tele-Communications, Inc.
• Koninklijke Ahold N.V.	• Giant Food Inc.
• American Cellular Corporation	• PriCellular Corporation
• Berkshire Hathaway Inc.	• International Dairy Queen, Inc.
• Capstar/Broadcasting Corporation	• SFX Broadcasting, Inc.
• Leonard Green & Partners, L.P.	• Hechinger Company
• Barnett Banks, Inc.	• Oxford Resources Corp.
• Silver King Communications, Inc.	• Home Shopping Network, Inc.
• Corning Incorporated	• Nichols Institute
• Bell Atlantic Corporation	• Metro Mobile CTS, Inc.
• Premark International, Inc.	• Sikes Corporation

For illustrative purposes, Citi calculated implied per share values for Grifols non-voting shares by applying to the pro forma combined company’s fiscal year 2011 estimated net income a selected range of hypothetical fiscal year 2011 estimated price to earnings multiples and a hypothetical 5.0% to 15.0% liquidity and non-voting discount. Financial data for the combined company were based on the Talecris long-range plan, internal estimates of Grifols’ management with respect to Grifols and potential synergies anticipated to result from the transaction. This calculation implied an illustrative per share value for the stock consideration based on the 0.641 exchange ratio of approximately $5.48 to $8.84 per share which, together with the $19.00 per share cash consideration, yielded a total implied value of approximately $24.50 to $27.85 per share.

Miscellaneous

Under the terms of Citi’s engagement, Talecris agreed to pay Citi an aggregate fee of $2.5 million in connection with the delivery of Citi’s opinion, which fee was not contingent on the consummation of the transaction. Talecris also has agreed to reimburse Citi for reasonable expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Citi and its affiliates in the past have provided, currently are providing and in the future may provide services to Talecris, its affiliates and their respective affiliates unrelated to the proposed transaction, for which services Citi and its affiliates have received and may receive compensation, including, without limitation, having acted as joint bookrunner in connection with the initial public offering of Talecris common stock in September 2009 and a high-yield bond issuance by Talecris in October 2009. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Talecris, Grifols and their respective affiliates for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citi and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Talecris, Grifols and their respective affiliates.

Talecris selected Citi to render an opinion to the Talecris Board of Directions with respect to the original merger consideration based on Citi’s reputation, experience and familiarity with Talecris’ business. Citi is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Selected Unaudited Prospective Financial Information Concerning Talecris

Talecris does not as a matter of course make public long-term projections as to future revenues, earnings or other results beyond the current fiscal year due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Talecris has elected to provide the unaudited prospective financial information set forth below in order to provide its stockholders access to selected non-public unaudited prospective financial information that was made available to Grifols in connection with the transaction. The information also was provided to the Talecris Board of Directors, the Talecris special committee and Talecris’ financial advisors in connection with the transaction. This information included estimates of net revenue, income before income taxes and net income for the fiscal years 2010 through 2015. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Talecris, Grifols, any of their representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results or is indicative of guidance that Talecris would provide as a stand-alone company should the transaction not be consummated. None of Talecris, Grifols, any of their respective representatives or officers has made or makes any representation to any stockholder or other person regarding Talecris’ ultimate performance compared to the forecasts contained in the selected unaudited prospective financial information or that forecasted results will be achieved. Talecris has made no representation to Grifols, in the merger agreement or otherwise, concerning these or any financial forecast.

The selected unaudited prospective information was prepared for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, interest on investments, and matters specific to Talecris’ business, such as approval and successful launch of new products and competitive conditions, which are difficult to predict, and many of which are beyond Talecris’ control. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. A number of important factors with respect to Talecris’ business and the industry in which it participates may affect actual results and result in the prospective financial information not being achieved. For a description of some of these factors, Talecris’ stockholders are urged to review Talecris’ most recent SEC filings as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risks Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris.” Economic and business environments can and do change quickly which adds a significant level of unpredictability and execution risk. These factors create significant uncertainty as to whether the results portrayed in unaudited prospective information for 2010 and beyond will be achieved. The unaudited prospective financial information was not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Talecris’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Talecris’ independent registered public accounting firm contained in the registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part relates to Talecris’ historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2010 through 2015, which is referred to as Talecris’ long-range plan:

	2010	2011	2012	2013	2014	2015
	(In millions)

Net revenue	$1,625.2	$1,761.4	$1,910.6	$2,067.7	$2,249.5	$2,499.4
Income before income taxes	$290.5	$356.1	$440.8	$488.4	$542.0	$638.7
Net income	$195.9	$241.9	$294.7	$331.9	$368.0	$426.2

In addition to Talecris’ long-range plan, Talecris management also provided to the Talecris Board of Directors and the Talecris special committee and to Talecris’ financial advisors a sensitivity scenario of the long-range plan reflecting assumptions regarding future industry conditions that were more negative than those reflected in Talecris’ long-range plan, including the assumption that certain preliminarily observed recently-developing negative trends were not short-term, and would persist for a substantial period of time. The sensitivity scenario does not take into account any potential improvements, cost savings or other offsetting effects that may arise or that Talecris would seek to achieve from operational or financial alternatives that Talecris may undertake should the negative industry conditions assumed in the sensitivity scenario materialize, although the Talecris Board of Directors and the Talecris special committee did consider these alternatives in their review of the sensitivity scenario without attempting to quantify their potential financial impact. Readers of this joint proxy statement/prospectus are cautioned that the assumptions regarding nascent trends reflected in the sensitivity scenario were based on preliminary market observations over a very short time period, and it is possible that the observed data will have a more significant impact or in the alternative will not materialize into a trend, or that any such trends will reverse themselves or have effects on Talecris different from those projected. The following table presents selected unaudited prospective financial data for the fiscal years ending 2010 through 2015 under the sensitivity scenario:

	2010	2011	2012	2013	2014	2015
	(In millions)

Net revenue	$1,596.2	$1,692.6	$1,817.0	$1,960.9	$2,121.9	$2,341.7
Income before income taxes	$283.1	$293.6	$268.9	$405.6	$446.4	$523.9
Net income	$190.0	$200.9	$247.6	$275.7	$304.2	$357.8

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Talecris, Grifols or any other person to any stockholder of Talecris regarding the ultimate performance of Talecris compared to the information included in the above unaudited prospective financial information. Talecris has made no representation to Grifols, in the merger agreement or otherwise, concerning the prospective financial information, and Grifols has expressly disclaimed any reliance on such information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and it should not be relied on as such.

TALECRIS DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Selected Unaudited Prospective Financial Information Concerning Grifols

Grifols does not as a matter of course make public projections as to future revenues, earnings or other results beyond the current fiscal year due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Grifols has elected to provide the selected non-public unaudited prospective financial information set forth below in order to provide stockholders access to non-public information that was made available to Talecris in connection with the transaction. This information also was provided to Talecris’ financial advisors. This information included estimates of net sales, profit before tax and net income for the fiscal years 2010 through 2015. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Grifols, Talecris, any of their representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results or is indicative of guidance that Grifols would provide as a stand-alone company should the transaction not be consummated. None of Grifols, Talecris, any of their respective representatives or officers has made or makes any representation to any stockholder or other person regarding Grifols’ ultimate performance compared to the forecasts contained in the selected unaudited prospective financial information or that forecasted results will be achieved. Grifols has made no representation to Talecris, in the merger agreement or otherwise, concerning these or any financial forecast.

The selected unaudited prospective information was prepared for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, interest on investments, and matters specific to Grifols’ business, such as approval and successful launch of new products and competitive conditions, which are difficult to predict, and many of which are beyond Grifols’ control. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. A number of important factors with respect to Grifols’ business and the industry in which it participates may affect actual results and result in the prospective financial information not being achieved. For a description of some of these factors, stockholders are cautioned and urged to review the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risks Factors,” and “Operational and Financial Review of Grifols.” Economic and business environments can and do change quickly which adds a significant level of unpredictability and execution risk. These factors create significant uncertainty as to whether the results portrayed in unaudited prospective information for 2010 and beyond will be achieved. The unaudited prospective financial information was not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Grifols’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of Grifols’ independent registered public accounting firm contained in the registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part relates to Grifols’ historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The selected unaudited prospective financial data for the fiscal years 2010 through 2015 are as follows:

	2010	2011	2012	2013	2014	2015
	($ million)

Net sales	$1,397.6	$1,526.3	$1,680.3	$1,837.7	$2,061.3	$2,185.0
Profit before tax	$252.6	$298.4	$346.1	$410.7	$503.3	$573.1
Net income	$181.8	$214.8	$249.2	$295.7	$362.4	$412.6

The selected unaudited prospective financial data for the fiscal years 2010 through 2015 was translated to U.S. dollars using a euro/U.S. dollar exchange rate of $1.40 per €1.00. The exchange rate of $1.40 was used by Grifols as its budget rate for the period covered in the selected unaudited prospective financial data, which was determined based on various publicly available estimates of the average exchange rate for 2010.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Grifols, Talecris or any other person to any stockholder regarding the ultimate performance of Grifols compared to the information included in the above unaudited prospective financial information. Grifols has made no representation to Talecris, in the merger agreement or otherwise, concerning the prospective financial information and Talecris has expressly disclaimed any reliance on such information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and it should not be relied on as such.

GRIFOLS DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Accounting Treatment

The FASB and IASB have issued revised standards on accounting for business combinations: ASC 805, Business Combinations, and IFRS 3 (revised), Business Combinations, respectively. ASC 805 is effective for annual periods beginning on or after December 15, 2008, with early adoption prohibited. IFRS 3 (revised) is effective for annual periods beginning on or after July 1, 2009, with early adoption permitted. The acquisition of Talecris by Grifols will be accounted for under IFRS as a business combination under the “acquisition method” as defined by International Financial Reporting Standard No. 3 (revised) Business Combinations.

Under the acquisition method, the cost of the purchase will be based on the cash paid to Talecris stockholders and the fair value of the Grifols non-voting shares issued to Talecris stockholders. In Grifols’ consolidated financial statements, the cost of the purchase will be allocated to the Talecris assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date, with any excess of the costs over the amounts allocated being recognized as goodwill. This method may result in the carrying value of assets, including goodwill, acquired from Talecris being substantially different from the former carrying values of those assets.

Other Financial Advisory Fees

Pursuant to an engagement letter between Morgan Stanley and Talecris dated March 23, 2010, as subsequently amended, Morgan Stanley may receive up to a total of $18.75 million for providing financial advisory services to Talecris with respect to the transaction, payable as follows: (1) $2.5 million due in the event Talecris reaches a binding agreement for the sale of Talecris, which amount was paid to Morgan Stanley; and (2) $16.25 million in the event the transaction closes. The engagement letter also provides Talecris with the discretion to make payments above these amounts. Talecris has determined not to make any such additional payments to Morgan Stanley.

Additionally, in early June 2010, as disclosed herein, Morgan Stanley agreed, with the consent of Talecris Holdings and Talecris, to arrange financing for Grifols in connection with the transaction. Morgan Stanley is receiving customary underwriting fees from Grifols for such services.

Listing of Grifols New ADSs and the Grifols Non-Voting Shares

Grifols will apply to have the Grifols non-voting shares, which will be issued and delivered as part of the merger consideration, listed on NASDAQ in the form of the Grifols new ADSs, as evidenced by ADRs. Pursuant to NASDAQ Listing Rules, as a foreign private issuer Grifols may elect to follow its home country practice in lieu of the corporate governance requirements of the Rule 5600 Series, with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). Grifols will elect to follow Spanish practices in lieu of the requirements of the Rule 5600 Series to the extent permitted under NASDAQ Listing Rule 5615(a)(3). Prior to listing, Grifols will disclose on its website each requirement that it does not follow and describe the Spanish practices followed by Grifols in lieu of such requirements. Grifols’ website is http://www.grifols.com. The information provided on Grifols’ website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference.

In addition, Grifols will apply to have the Grifols non-voting shares admitted to listing on the Spanish Stock Exchanges, and quotation on the Automated Quotation System. Approval for these listings, subject to official notice of issuance, is a condition to the completion of the transaction. There is no assurance that a market for the Grifols non-voting shares or for the Grifols new ADSs will develop nor that the trading value or liquidity of those securities will be equivalent or similar to the trading value or liquidity of Grifols ordinary shares or the existing ADSs of Grifols.

Delisting and Deregistration of Talecris Common Stock

If the Talecris-Grifols merger is completed, Talecris common stock will be delisted from NASDAQ and deregistered under the Exchange Act.

Restrictions on Sales of the Grifols Non-Voting Shares Received in the Transaction

The Grifols non-voting shares or Grifols new ADSs to be issued and delivered in connection with the transaction will be registered under the Securities Act and will generally be freely transferable, except for shares issued and delivered to any Talecris stockholder who may be deemed to be an “affiliate” of Grifols for purposes of Rule 144 under the Securities Act.

The Grifols non-voting shares or Grifols new ADSs issued and delivered in connection with the transaction to “affiliates” (as such term is defined in Rule 144 under the Securities Act) of Grifols prior to the transaction, which are referred to as the Grifols Affiliates, may be resold by them in transactions permitted by the resale provisions of Rule 145(d) under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Grifols under Rule 144 under the Securities Act include individuals or entities that control, are controlled by or are under common control with Grifols and may include the executive officers, directors and significant shareholders of Grifols.

Rule 145 requires that, in a resale of securities by Grifols Affiliates, certain conditions be met. First, certain information about Grifols must be currently available to the public. Second, one of the following three conditions must be met:

•	(1) such Grifols Affiliate must have complied with a volume restriction and other restrictions on the manner of sale. The volume restriction limits the number of shares that an affiliate may transfer, in the aggregate, within any three-month period to the greater of (i) 1% of the outstanding Grifols non-voting shares or Grifols new ADSs, (ii) the average weekly period trading volume in the Grifols non-voting shares or Grifols new ADSs during the preceding four calendar weeks; and (2) at least 90 days have elapsed since the date the securities were acquired in the transaction;

•	such Grifols Affiliate must not be, and must not have been for at least three months, an affiliate of Grifols, and at least six months have elapsed since the date the securities were acquired in the transaction; or

•	such Grifols Affiliate must not be, and must not have been for at least three months, an affiliate of Grifols, and at least one year has elapsed since the date the securities were acquired in the transaction.

In connection with the merger agreement, Talecris Holdings, which held as of January 11, 2011, approximately 49% of the outstanding Talecris common stock, has entered into a lock-up agreement with Grifols. Talecris Holdings is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings, LLC. Pursuant to such lock-up agreement, Talecris Holdings has agreed that it will refrain, for a period of 90 days after the closing date of the transaction, from pledging, selling, lending or otherwise disposing of any Grifols non-voting shares or any securities convertible into, or exercisable or exchangeable for equity securities of Grifols.

Interests of Talecris’ Directors and Executive Officers in the Transaction

In considering the recommendation of the Talecris Board of Directors that you vote for the adoption of the merger agreement, you should be aware that some of Talecris’ executive officers and directors may have financial interests in the transaction that are different from, or in addition to, those of Talecris’ stockholders generally. The members of Talecris’ Board of Directors and of the Talecris special committee were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transaction, and in recommending to the stockholders adopt the merger agreement.

When used in reference to options, restricted stock or other awards held by Talecris directors, references to the merger consideration mean the Talecris specified affiliated stockholder merger consideration.

Equity Compensation Awards

Under the terms of the merger agreement, upon completion of the transaction, each then-outstanding option to acquire Talecris common stock, whether vested or unvested, will be deemed subject to a cashless exercise, and the holders of such option will receive the per share merger consideration with respect to the net number of shares of Talecris common stock deemed issued in connection with such deemed cashless exercise of each option. Additionally, upon completion of the transaction, holders of Talecris restricted stock (whether service- or performance-based), outstanding Talecris RSU (based on a deemed achievement of performance conditions at target level, if applicable) (except for holders of Talecris RSUs held by individuals who were granted 100 or fewer Talecris RSUs at the time of Talecris’ initial public offering), and outstanding Talecris performance shares (based on a deemed achievement of performance condition at target level, if applicable), in each case, whether vested or unvested, will have the right to receive, for each share of Talecris common stock underlying or subject to the applicable equity compensation award, the merger consideration payable with respect to the Talecris common stock. Upon completion of the transaction, each Talecris RSU held by an individual who was granted 100 or fewer Talecris RSUs at the time of Talecris’ initial public offering will be vested and cancelled and the holder will receive an amount in cash equal to the per share value of the merger consideration (the sum of (1) $19.00 plus (2) the deemed market value of the stock portion of the merger consideration), in each case the consideration paid will be net of applicable withholding taxes. For additional details on the treatment of Talecris stock options and other equity-based awards, see the section entitled “The Merger Agreement — Treatment of Talecris Stock Options, Restricted Stock and Other Stock-Based Awards.”

The table below sets forth the number of Talecris stock options, shares of Talecris restricted stock, Talecris RSUs and Talecris performance shares that will vest upon consummation of the transaction for each of Messrs. Lawrence Stern, John Hanson, John Gaither, John Perkins and Ms. Mary Kuhn, the seven other Talecris executive officers (Stephen R. Petteway, Jr., Joel E. Abelson, James R. Engle, Kari D. Heerdt, Thomas J. Lynch, Daniel L. Menichella and Bruce Nogales) as a group, and the Talecris nonemployee directors as a group, based on Talecris’ equity compensation awards outstanding as of September 30, 2010, and assuming a completion date of December 31, 2010 for the transaction.

	Outstanding	Outstanding		Outstanding
	Talecris	Talecris	Outstanding	Talecris
	Stock	Restricted	Talecris RSUs	Performance
	Options That	Stock That	That Would	Shares That
	Would Vest	Would Vest	Vest	Would Vest

Lawrence D. Stern	90,070	186,600	45,366	80,145
John M. Hanson	35,266	—	17,763	19,758
John F. Gaither, Jr.	26,123	—	13,157	16,271
Mary J. Kuhn	18,286	—	9,210	16,271
John R. Perkins	11,755	—	5,921	16.271
Other executive officers, as a group	71,835	—	36,182	63,922
Nonemployee directors, as a group	50,048	—	24,152	—

Employment and Severance Agreements

Talecris has entered into executive employment agreements with each of Messrs. Stern, Hanson and Gaither and Ms. Heerdt and severance agreements with each of Ms. Kuhn, Mr. Perkins and each of the other executive officers (Messrs. Petteway, Abelson, Engle, Lynch, Menichella and Nogales).

Employment Agreement with Mr. Lawrence D. Stern.  In the event that Mr. Stern’s employment is terminated without “cause” or for “good reason” (each as defined under his employment agreement), subject to execution of a general release, compliance with restrictive covenants set forth in the employment agreement and good faith effort to provide periodic consulting services for up to 18 months following termination, Mr. Stern will be entitled to:

•	accrued but unpaid base salary, paid time off, unreimbursed expenses and, to the extent terminated involuntarily without cause, his prior year bonus (collectively referred to as the “accrued benefits”);

•	pro-rata performance bonus at target for the year of termination if Talecris achieves the performance objectives for the year of termination (referred to as the “pro-rata target bonus”);

•	a lump sum payment, payable on the last business day of the month following Mr. Stern’s separation from service, equal to:

•	base salary for the lesser of 18 months after the date of separation from service or the remaining employment term (through March 31, 2012); and

•	a performance bonus payment equal to the lesser of the performance bonus amount earned by Mr. Stern for the year prior to the calendar year of Mr. Stern’s separation from service or the target performance bonus;

•	cost of continuation coverage of group health benefits pursuant to COBRA, for a maximum of 12 months; and

•	the vesting of all Talecris stock options, Talecris restricted stock and other Talecris equity incentives held by Mr. Stern, to the extent such awards vest based on time and as set forth in the relevant award agreements.

In the event that Mr. Stern’s employment is terminated as a result of Talecris’ failure to renew the employment agreement upon its expiration, Mr. Stern will generally be entitled to the severance payments and benefits described above, except that the performance bonus payment will be pro rated based on the period employed during the year that termination occurs.

In the event that any severance payments made under Mr. Stern’s employment agreement are determined to constitute “parachute payments” (within the meaning of Section 280G of the Code), Mr. Stern’s severance payments will be reduced such that no portion of such severance payment will become subject to the excise tax imposed by Section 4999 of the Code, except that such reduction will not apply if Mr. Stern would be in a better after-tax position by receiving the parachute payments and paying the applicable excise tax.

Employment Agreements with Messrs. John M. Hanson and John F. Gaither, Jr. and Ms. Kari D. Heerdt.  In the event that the employment of Messrs. Hanson or Gaither or Ms. Heerdt is terminated without “cause” or for “good reason” (each as defined under the relevant employment agreement), or for any reason during the 90-day period commencing six months after a change in control such as the transaction, subject to execution of a general release, compliance with restrictive covenants set forth in the employment agreement and good faith effort to provide periodic consulting services for up to 18 months following termination, the executive will be entitled to:

•	accrued obligations and pro-rata target bonus;

•	a lump sum payment, payable on the last business day of the month following such executive’s separation from service, equal to:

•	base salary for the greater of 18 months after the date of termination or the remaining employment term; and

•	performance bonus payment in an aggregate amount equal to the lesser of the performance bonus amount earned by the executive for the year prior to the calendar year of the executive’s termination (without regard to any pro ration) or the executive’s target bonus, such amount we refer to as the personal performance bonus payment;

•	cost of continuation coverage of group health benefits pursuant to COBRA up to the time that base salary is paid following termination;

•	in the case of Messrs. Hanson and Gaither, the vesting of Talecris stock options as set forth in such executive’s stock option agreement, or in the case of Ms. Heerdt, continued exercise of Talecris options until 90 days after her termination of employment so long as the exercise date does not occur after the expiration date of the options; and

•	in the case of Mr. Gaither, protection on the losses Mr. Gaither reasonably incurs from the sale of his residence and a relocation allowance.

In the event that Messrs. Hanson’s, Gaither’s or Ms. Heerdt’s employment is terminated as a result of Talecris’ failure to renew the relevant employment agreement upon the expiration of its term (in the case of Ms. Heerdt, only if the failure to renew occurs within six months of a change in control such as the transaction), the relevant executive will be entitled to all the benefits described above, other than the personal performance bonus payment.

In the event that any severance payments made under the relevant executive’s employment agreement are determined to constitute “parachute payments” (within the meaning of Section 280G of the Code), such executive’s severance payments will be reduced such that no portion of such severance payment will become subject to the excise tax imposed by Section 4999 of the Code, except that such reduction will not apply if such executive would be in a better after-tax position by receiving the parachute payments and paying the applicable excise tax.

Severance Agreement with Mr. Joel Abelson.  In the event that Mr. Abelson’s employment is terminated without “cause” or for “good reason” (each as defined under his severance agreement) within two years following a change in control such as the transaction, subject to his execution of a general release, he will be entitled to:

•	a lump sum payment, payable within 60 days following his separation from service, equal to:

•	one year of his base salary at the time of termination;

•	cost of continuation coverage of group health benefits pursuant to COBRA for 12 months; and

•	an amount equal to Talecris’ 401(k) contribution and profit-sharing contribution for the one-year severance compensation described above; and

•	outplacement services for 12 months not to exceed $10,000.

In the event that any severance payments made under Mr. Abelson’s employment agreement are determined to constitute “parachute payments” (within the meaning of Section 280G of the Code), Mr. Abelson’s severance payments will be reduced such that no portion of such severance payment will become subject to the excise tax imposed by Section 4999 of the Code, except that such reduction will not apply if Mr. Abelson would be in a better after-tax position by receiving the parachute payments and paying the applicable excise tax.

Severance Agreements with Messrs. John R. Perkins, Thomas J. Lynch, Bruce Nogales, James R. Engle and Daniel L. Menichella.  In the event that Messrs. Perkins, Lynch, Nogales, Engle or Menichella’s employment is terminated without “cause” or for “good reason” (each as defined under the relevant severance agreement), subject to his execution of a general release, the executive will be entitled to (1) in the case of Messrs Perkins, Lynch, Nogales and Engle, an amount in cash equal to one year of such executive’s current base salary (in the case of Mr. Perkins, he will also receive his target bonus amount and, if such termination occurs prior to May 26, 2012 and following a change in control such as the transaction, an additional cash payment equal to six month’s base salary), each payable in a lump sum within 60 days of the executive’s separation from service; and (2) in the case of Mr. Menichella, an amount in cash equal to the greater of one year’s current base salary plus bonus or any benefit he may be entitled to under any Talecris severance pay plan then in effect, payable in a lump sum within 30 days of Mr. Menichella’s separation from service.

Severance Agreements with Messrs. Stephen R. Petteway and Ms. Mary J. Kuhn.  In the event that Mr. Petteway’s or Ms. Kuhn’s employment is terminated without “cause” or for “good reason” (each as defined under the relevant severance agreement), such executive will be entitled to a lump sum payment equal to (1) one year of such executive’s base salary and (2) the cost of continuation coverage of group health benefits pursuant to COBRA for 12 months, each payable within 60 days following such executive’s separation from service.

Based on compensation and benefit levels in effect on September 30, 2010, and assuming the merger is completed on December 31, 2010 and the employment of each executive officer is terminated by Talecris without “cause” or by the executive for “good reason” immediately thereafter, each of Messrs. Stern, Hanson, Gaither, Perkins and Ms. Kuhn and the seven other Talecris executive officers (as a group) will be entitled to receive approximately $2,148,755; $989,928; $1,163,130; $945,000; $387,368; and $2,549,508, respectively, in cash severance payments under his or her respective employment or severance agreements (without regard to any accrued obligations and/or pro-rata bonus that may be payable thereunder).

Savings Plans

Talecris currently maintains (1) the Talecris Retirement Savings Plan and (2) the Talecris Supplemental Savings Plan. Under the terms of each of these plans, upon the date of an employee’s separation from service, his or her account balance generally becomes distributable in a lump-sum cash amount equal to the employee’s account balance, which includes employee and employer contributions, each of which are vested at all times. Under the terms of the merger agreement, Talecris may make profit sharing contributions in accordance with the terms of the Talecris Retirement Savings Plan in an amount up to 3% of eligible earnings.

Management Bonus Plan

Under the terms of the Talecris Biotherapeutics Holdings Corp. Incentive Plan, which is referred to as the Management Bonus Plan, in the event of a change of control such as the transaction, Talecris will either (1) cause the acquirer to assume Talecris’ obligations under the Management Bonus Plan or to establish a substantially similar plan or (2) pay to each participant a pro-rata bonus for the performance period during which the change of control occurs in an amount determined by Talecris’ compensation committee in its sole discretion. Each of the executive officers participates in the Management Bonus Plan. In connection with the transaction and as discussed below, Grifols has agreed to guarantee certain aspects of Talecris’ bonus program if the transaction closes before year end, with additional provisions in the event the transaction closes next year. See “2010 Short Term Incentives” and “2011 Short Term Incentives” below for additional details.

2010 Short Term Incentives

Under the terms of the merger agreement, Talecris may continue to operate its short term incentive programs for 2010 in the ordinary course of business consistent with past practice. If the transaction occurs prior to the payment of any 2010 short term incentives in the ordinary course consistent with past practice, each participant (including each of the executive officers) in a Talecris short term incentive program who remains employed through the date on which short term incentives are paid under such program to active employees, which we refer to as the ‘‘Payment Date,” will be paid the 2010 short term incentive in a cash amount equal to the greater of (1) the participant’s target incentive amount (in the case of Messrs. Stern, Hanson, Gaither, Perkins and Ms. Kuhn, the target bonus will be in an amount equal to 100%, 80%, 75%, 75% and 75% of annual base salary, respectively, and in the case of the other executive officers, target bonus will be in an amount ranging from 30% to 65% of annual base salary) and (2) the amount determined under the applicable short term incentive program consistent with past practice based on actual performance. If the transaction occurs in 2011 but prior to the Payment Date, any participant who is terminated under circumstances that would give rise to the payment of severance benefits would also be eligible to receive the 2010 short term incentive described above.

2011 Short Term Incentives

In addition, if the transaction has not occurred by January 1, 2011, the Company may establish short term incentive performance goals and target awards for 2011. If the transaction does not occur prior to the Payment Date with respect to the 2011 short term incentive program, which we refer to as the “2011 Payment Date,” Talecris may pay short term incentive amounts for 2011 in the ordinary course of business consistent with past practice based on actual performance. If the transaction occurs in 2011, each participant who remains employed through the 2011 Payment Date will be paid a pro-rated target incentive amount for 2011 on the 2011 Payment Date. A participant not employed at the effective time of the transaction and the 2011 Payment Date, however, will only be entitled to payment to the extent required by, and in accordance with, the terms of the applicable incentive or severance arrangement.

Certain Nonemployee Director’s Relationships with Talecris

As indicated elsewhere in this joint proxy statement/prospectus, as of January 11, 2011, approximately 49% of the outstanding Talecris common stock was owned, indirectly through Talecris Holdings, by (1) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (2) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings LLC. Talecris directors W. Brett Ingersoll and Steven F. Mayer are managing directors of Cerberus Capital Management, L.P., Talecris director James T. Lenehan is a consultant for Cerberus Capital Management, L.P., and Talecris director Richard A. Charpie, PhD is the managing general partner at Ampersand Ventures.

Directors and Officers Indemnification; Directors’ and Officers’ Insurance

The Talecris directors and officers are entitled, under the merger agreement, to continued indemnification and insurance coverage. The merger agreement provides that, upon completion of the transaction, Grifols will cause Stream Merger Sub, as the surviving entity in the transaction, to indemnify, hold harmless and advance expenses to all past and present directors and officers of Talecris, to the same extent they are indemnified or have the right to advancement of expenses under Talecris’ charter documents or disclosed agreements. In addition, Grifols agrees that, for a period of six years after the effective date of the Talecris-Grifols merger, the surviving entity of such merger will assume from Talecris the obligation to indemnify and advance expenses to directors and officers of Talecris for acts or omissions occurring at or prior to the completion of the transaction, to the extent provided for in Talecris’ certificate of incorporation, bylaws or any other indemnification contract between Talecris and its directors or officers. Furthermore, Grifols has agreed that, for six years from and after the effective time of the Talecris-Grifols merger, Grifols will cause the surviving entity of the transaction, Stream Merger Sub, to maintain in effect Talecris’ current directors’ and officers’ liability insurance (or such other insurance that is no less favorable to the indemnified parties than Talecris’ current directors’ and officers’ liability insurance) in respect of acts or omissions occurring at or prior to the completion of the Talecris-Grifols merger. Talecris may, at its election, substitute such insurance with a single premium tail policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of Talecris. If Talecris does not so substitute, Talecris has agreed that Grifols may (1) substitute such insurance with policies of Grifols, from an insurance carrier with the same or better credit rating as Talecris’ current insurance carrier, containing terms with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers or (2) request that Talecris obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the completion of the Talecris-Grifols merger). See the section entitled “The Merger Agreement — Other Covenants and Agreements — Indemnification and Insurance” for more information.

Other

The Talecris directors were aware that Talecris Holdings, which as of June 6, 2010 owned approximately 49.8% of the outstanding stock of Talecris, is owned by an affiliate of Cerberus Capital Management, L.P. and affiliates of Ampersand Ventures, and that director Richard A. Charpie is an affiliate of Ampersand Ventures, and directors Brett Ingersoll, James T. Lenehan and Steven F. Mayer are affiliated with Cerberus. Talecris Holdings confirmed to the directors that it has no interest in the transaction other than its interest as a stockholder of Talecris. Talecris Holdings is a party to the Talecris voting agreement (see the section entitled “The Voting Agreements — The Talecris Voting Agreement”) and to the Lock-up Agreement (see the section entitled “The Lock-Up Agreement”).

In connection with the transaction, W. Brett Ingersoll and Steven F. Mayer, who are currently serving as non-employee directors of Talecris, will serve as directors on the board of directors of Grifols following the consummation of the transaction. As directors, Messrs. Ingersoll and Mayer will be reimbursed for travel expenses that are incurred in connection with their attendance at board meetings.

Grifols’ Reasons for the Transaction

At a meeting held on June 6, 2010, the Grifols Board of Directors unanimously approved the merger agreement and the transaction and determined that the merger agreement and the transaction are advisable and in the best interests of Grifols and its stockholders. In the course of reaching its recommendation, the Grifols Board of Directors consulted with senior management and Grifols’ legal and financial advisors and considered various factors, including those listed below.

The Grifols Board of Directors considered the following positive factors relating to the transaction:

•	the Board of Directors’ belief that the combination of Grifols and Talecris will create a diversified, global provider of life-saving and life-enhancing plasma protein therapeutics built on the global presence of Grifols and the established position of Talecris in the United States and Canada;

•	the Board of Directors’ belief that while the combination of the businesses of Grifols and Talecris may be challenging, the operations of Talecris could be integrated with those of Grifols in an efficient manner;

•	the belief that the transaction will accelerate key strategic initiatives for both Talecris and Grifols as it creates a more efficient platform for manufacturing, innovation and global sales and marketing;

•	the expectation that combining the expertise of both companies will build upon their individual legacies of patient commitment, growth and innovation while increasing the availability of high-quality plasma protein therapies for patients worldwide;

•	the ability of the combined company to derive more protein therapies from every liter of plasma, enhancing access and availability for patients, and optimizing use of collected plasma;

•	the fact that the combined company will have an established plasma collection operation capable of meeting the combined company’s needs to address increasing patient demand and an accelerated path to improving the cost efficiency of the Talecris plasma platform;

•	the fact that the combined company will have a broad range of key products addressing a variety of therapeutic areas such as neurology, immunology, pulmonology and hematology, among others;

•	the fact that the combined company will have an enhanced R&D pipeline of complementary products and new recombinant projects that are expected to drive sustainable growth;

•	the fact that the combined company will have a well established clinical research program in the United States; and

•	Grifols expects to achieve annual operating synergies of up to $160 million in 2012 (net of costs to achieve such synergies), increasing to up to $230 million on an ongoing basis (with no on-going cost) after 2014. We believe that these synergies will result from the complementary manufacturing facilities and practices, product portfolio, R&D, geographic presence and optimisation of corporate functions in the core businesses of Grifols and Talecris; the application of cross-manufacturing of intermediate products of both Grifols and Talecris submitted for FDA approval; the provision of technical support from Grifols to Talecris’ new fractionation and purification facilities; the application of best practices across all operating businesses; and a combined management team that is dedicated to the integration process.

In reaching its determination to approve the merger agreement and the transaction, the Grifols Board of Directors also considered the following factors:

•	Talecris’ financial condition, results of operations, business, reputation, risks and prospects;

•	the results of business, financial, accounting, legal and operational due diligence on Talecris performed by Grifols’ senior management and legal counsel;

•	current industry, economic and market conditions and trends, including Talecris’ competitive position;

•	because the exchange ratio under the merger agreement is fixed (i.e., will not be adjusted for fluctuations in the market price of Grifols ordinary shares or Talecris common stock), the per share value of the merger consideration to be paid to Talecris stockholders on completion of the transaction could be significantly more or less than the implied value of the merger consideration, assuming that the prices for the Grifols non-voting shares were equivalent to the prices for the Grifols ordinary shares immediately prior to the announcement of the merger agreement;

•	the terms and conditions of the merger agreement, including the possible payment of a termination fee to Talecris under certain circumstances and the restrictions on the ability of Grifols to entertain third-party acquisition proposals, which the Grifols Board of Directors considered reasonable in light of the context of the entire transaction and commercial practice; and

•	the fact that stockholder approval of the transaction would be required from both Talecris and Grifols and that approximately 49% of the voting power of Talecris common stock is subject to a voting agreement with Grifols and approximately 35% of the voting power of Grifols ordinary shares had entered into voting agreements with Talecris.

The Grifols Board of Directors also considered a number of potentially negative factors in its deliberations considering the transaction, including:

•	the possibility that the transaction might not be completed as a result of the failure to obtain the required approvals from Talecris’ stockholders or Grifols’ stockholders, the failure by Grifols to obtain financing, or otherwise, and the effect the resulting termination of the merger agreement may have on the trading price of Grifols ordinary shares and Grifols’ operating results, including the possible payment of a $375 million termination fee in connection therewith;

•	the risk that the additional debt to be incurred in connection with the transaction could have a negative impact on Grifols’ ratings and operational flexibility;

•	the risk that regulatory agencies may not approve the transaction or may impose terms and conditions on their approvals that adversely affect the financial results of the combined company, including divestitures of key businesses (see the section entitled “The Transaction — Regulatory Approvals Required for the Talecris-Grifols Merger”);

•	the possible disruption to Grifols’ business that may result from the transaction, including the resulting distraction of the attention of Grifols’ management, and the costs and expenses associated with completing the transaction;

•	the substantial charges to be incurred in connection with the transaction, including costs of integrating the businesses of Grifols and Talecris and transaction expenses arising from the transaction;

•	the risk that management’s efforts to integrate Talecris may disrupt Grifols’ operations;

•	the risk that the potential benefits, synergies and cost savings sought in the transaction will not be realized or will not be realized within the expected time period; and

•	the risks described in the section entitled “Risk Factors.”

The Grifols Board of Directors concluded, however, that these negative factors could be managed or mitigated by Grifols or were unlikely to have a material impact on the transaction or Grifols, and that, overall, the potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction.

This discussion of the information and factors considered by the Grifols Board of Directors in making its decision is not intended to be exhaustive but includes all material factors considered by the Grifols Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the transaction and the complexity of these matters, the Grifols Board of Directors did not find it useful and did not attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction and the merger agreement. In addition, individual members of the Grifols Board of Directors may have given differing weights to different factors.

The Grifols Board of Directors recognized that there can be no assurance about future results, including results expected or considered in the factors listed above. The Grifols Board of Directors concluded, however, that overall, the potential benefits of the transaction to Grifols and its stockholders outweighed the risks that are mentioned above.

This explanation of Grifols’ reasons for the transaction and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Interests of Grifols’ Directors and Executive Officers in the Transaction

Certain of Grifols’ directors and officers own Grifols ordinary shares. Except for the interests inherent in the ownership of Grifols ordinary shares, Grifols’ directors and officers do not have any material interests that arise as a result of the transaction. In addition, each of Grifols’ current directors will continue to serve as directors of Grifols upon completion of the transaction.

Grifols’ Dividend Policy

Grifols’ dividend policy during fiscal years 2007 to 2009 has been to pay out approximately 40% of the net consolidated profits. The terms of the financing contain limitations on Grifols’ ability to pay ordinary dividends. If Grifols’ leverage ratio exceeds 3.75x, it may not pay more than $10 million of dividends in any fiscal year. If Grifols’ leverage ratio is 3.75x or less, then it may pay dividends in an amount not to exceed (i) 40% of the consolidated net income of Grifols and its subsidiaries accrued since the most recently ended fiscal quarter prior to the closing date of the transaction to the end of the most recently ended fiscal quarter of Grifols for which financial statements have been delivered to the lenders (or, in case such consolidated net income shall be a deficit, minus 100% of such deficit), less (ii) the aggregate amount of all dividends and other payments in respect of capital stock and investment made by Grifols and its subsidiaries since the most recently ended fiscal quarter prior to the closing date of the transaction.

Grifols anticipates that, upon completion of the transaction, its initial leverage ratio will reach approximately five times. Accordingly, Grifols does not expect to be able to declare dividends in cash at recent levels for some period of time following the completion of the transaction (see the section entitled “The Transaction — Financing”).

In addition, the availability of the reserves for distribution is subject to legislation applicable to Grifols and each of its subsidiaries. The distributable reserves of Grifols and its subsidiaries are limited by the amount of mandatory reserves, which include, for Grifols and each of its Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by them. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €25,987 thousand at December 31, 2009.

Appraisal or Dissenters’ Rights

Under the merger agreement, holders of shares of Talecris common stock may seek appraisal of their shares in accordance with Section 262 of the DGCL. Holders who seek appraisal and comply with the applicable requirements of the DGCL will receive, in lieu of the general merger consideration, payment in cash for the fair value of their shares of Talecris common stock as determined by the Delaware Court of Chancery following an appraisal proceeding. Holders will not know the appraised fair value at the time they must elect whether to seek appraisal. The appraised value of the shares will not include any value arising from the transaction.

The following summary of the provisions of Section 262 of the DGCL is not a complete statement of the provisions of that section and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is attached as Annex L to this joint proxy statement/prospectus and is incorporated into this summary by reference.

If a holder of shares of Talecris common stock wishes to seek appraisal in connection with the transaction, (1) the holder must not vote in favor of the adoption of the merger agreement, (2) must continually be the holder of record of such shares of Talecris common stock through the effective time of the transaction and (3) must meet the conditions described below. Because the Talecris specified affiliated stockholders intend to vote for the proposal to adopt the merger agreement, they will not be eligible for appraisal rights.

Under Section 262, Talecris is required to notify each of its stockholders entitled to appraisal rights that appraisal rights are available at least 20 days before the meeting of stockholders. This joint proxy statement/prospectus constitutes Talecris’ notice to holders of Talecris common stock of their right to exercise appraisal rights. Failure to comply with the procedures set forth in Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights.

ALL REFERENCES IN THIS SUMMARY AND IN SECTION 262 OF THE DGCL TO A “STOCKHOLDER” OR TO A “HOLDER” OF SHARES OF TALECRIS COMMON STOCK ARE TO THE RECORD HOLDERS OF TALECRIS COMMON STOCK. A PERSON HAVING A BENEFICIAL INTEREST IN TALECRIS COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT THE HOLDER’S APPRAISAL RIGHTS.

Because a duly executed proxy that does not contain voting instructions will, unless revoked, be voted for the adoption of the merger agreement, a holder of shares of Talecris common stock who votes by proxy and who wishes to exercise appraisal rights must vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. A vote against the adoption of the merger agreement or an abstention will not constitute a demand for appraisal. Holders of Talecris common stock wishing to exercise the right to dissent from the transaction and seek an appraisal of their shares must take the following actions:

•	not vote in favor of the adoption of the merger agreement, or vote against the adoption of the merger agreement or abstain if voting by proxy;

•	file a written notice with Talecris of an intention to exercise rights of appraisal of their shares before the special meeting;

•	follow the procedures set forth in Section 262 of the DGCL; and

•	not accept the general merger consideration.

Voting “for” the adoption of the merger agreement will constitute a waiver of your appraisal rights. A TALECRIS STOCKHOLDER WHO ELECTS TO EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL SHOULD MAIL OR DELIVER, BEFORE THE MERGER AGREEMENT IS VOTED UPON AT THE TALECRIS SPECIAL MEETING, A WRITTEN DEMAND TO: TALECRIS BIOTHERAPEUTICS HOLDINGS CORP., ATTENTION: CORPORATE SECRETARY, P.O. BOX 110526, 4101 RESEARCH COMMONS, 79 T.W. ALEXANDER DRIVE, RESEARCH TRIANGLE PARK, NC 27709. A demand for appraisal must be executed by or on behalf of the holder of record and must reasonably inform Talecris of the identity of the stockholder of record. The demand must also state that the Talecris stockholder intends to demand appraisal of the holder’s Talecris common stock in connection with the transaction. If the shares of Talecris common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the owner or owners.

The shares of Talecris common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 of the DGCL and have not effectively withdrawn or lost their appraisal rights are referred to in this joint proxy statement/prospectus as the dissenting shares.

Within ten days after the effective date of the transaction, the surviving corporation must mail a notice to all Talecris stockholders who filed a written notice of their intention to exercise appraisal rights in compliance with Section 262 of the DGCL notifying those Talecris stockholders of the effective date of the transaction.

Within 120 days after the date the transaction becomes effective, but not thereafter, Talecris or any holder of shares of Talecris common stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may file a petition in the Court of Chancery of the State of Delaware, which is referred to as the Court of Chancery in this joint proxy statement/prospectus, with a copy served on Talecris in the case of a petition filed by a Talecris stockholder, demanding a determination of the fair value of the Talecris common stock of all such Talecris stockholders. Talecris will have no obligation to file a petition, and Talecris has no present intention to cause such a petition to be filed. Accordingly, it is the obligation of Talecris stockholders seeking appraisal rights to initiate all necessary action to perfect appraisal rights within the time prescribed in Section 262 of the DGCL.

Within 120 days after the transaction becomes effective, any holder of shares of Talecris common stock who has complied with the requirements for exercise of appraisal rights under Section 262 of the DGCL will be entitled, upon written request, to receive from Talecris, a statement setting forth the aggregate number of shares of Talecris common stock not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the total number of holders of these shares of Talecris common stock. If a holder of shares of Talecris common stock timely files a petition for an appraisal, the Court of Chancery is empowered to conduct a hearing on this petition to determine those holders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the holders of shares of Talecris common stock who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery of the Court of Chancery for notation of the pending appraisal proceeding. If any Talecris stockholder fails to comply with its direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the holders entitled to appraisal, the Court of Chancery will appraise the “fair value” of the shares of Talecris common stock held by such holders, exclusive of any element of value arising from the accomplishment or expectation of the transaction, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Talecris stockholders considering seeking appraisal should be aware that the fair value of shares of Talecris common stock, as determined in an appraisal proceeding under Section 262 of the DGCL, could be more than, the same as or less than the value of the general merger consideration they would receive under the merger agreement if they did not seek appraisal of their shares of Talecris common stock, and that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction are not opinions as to fair value under Section 262 of the DGCL. Additionally, Talecris stockholders considering seeking appraisal should be aware there can be no certainty as to the time required for such proceedings.

The court may determine the cost of the appraisal action and may allocate the costs among the parties as the court deems equitable. However, costs do not include attorneys’ and expert witness fees. Each party must bear its own expenses of the proceeding, although the court may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Talecris common stock entitled to an appraisal.

Any holder of shares of Talecris common stock who duly demands appraisal in compliance with Section 262 of the DGCL will not, after the date the transaction becomes effective, be entitled to vote the holder’s shares of Talecris common stock for any purpose or be entitled to the payment of dividends or other distributions on those shares other than dividends or other distributions payable to holders of record as of a record date prior to the effective date of the transaction.

If any Talecris stockholder who demands appraisal of shares of Talecris common stock under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the holder’s right to appraisal, the shares of such stockholder will be converted into the right to receive the general merger consideration under the merger agreement, without interest.

A Talecris stockholder will lose the right to appraisal if the Talecris stockholder does not file a petition for appraisal within 120 days after the date the transaction becomes effective, or if the Talecris stockholder delivers to Talecris a written withdrawal of a demand for appraisal and an acceptance of the transaction. However, any attempt to withdraw a demand for appraisal made more than 60 days after the date the transaction becomes effective will require the written approval of Talecris and, once a petition for appraisal is filed, an appraisal proceeding may not be dismissed as to any Talecris stockholder absent court approval.

Furthermore, dissenting shares lose their status as dissenting shares if:

•	the transaction is abandoned; or

•	the Talecris stockholder fails to make a timely written demand for appraisal.

Failure to follow the procedures required by Section 262 of the DGCL for perfecting appraisal rights is likely to result in the loss of appraisal rights. If a holder of dissenting shares withdraws its demand for appraisal or has its appraisal rights terminated as described above, such holder will only be entitled to receive the general merger consideration for those shares pursuant to the terms of the merger agreement.

Appraisal rights are available only to the record holders of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares held of record by or in the name of another person, such as a broker, bank or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 of DGCL to perfect your appraisal rights.

Board of Directors and Executive Officers of Grifols After the Transaction; Operations Following the Transaction

Upon completion of the transaction, the Grifols Board of Directors is expected to be composed of ten members, including two individuals who are designated by Talecris (however, in the event that either of such individuals ceases to hold office prior to the expiration of his or her term, Talecris will not have the right to designate his or her replacement). Talecris has designated Steven F. Mayer and W. Brett Ingersoll to be appointed to the Grifols Board of Directors. The appointment of Messrs. Mayer and Ingersoll will be considered at the Grifols general meeting of shareholders. Grifols expects to hold its general meeting of shareholders on January 24, 2011, on first call, or, most likely, on January 25, 2011, on second call. It is expected that those individuals will only accept their positions upon the closing of the transaction, and at such time their appointments will become effective. All current directors will remain on the Grifols Board of Directors.

All executive officers of Grifols will remain in their current positions upon completion of the transaction.

Information about the current Grifols directors and executive officers can be found in the section entitled “Directors and Executive Officers of Grifols.”

Following completion of the transaction, the business of Talecris will be continued as a wholly owned subsidiary of Grifols.

Regulatory Approvals Required for the Talecris-Grifols Merger

Under the terms of the merger agreement, the Talecris-Grifols Merger is conditioned upon approval of, or the expiration or termination of an applicable waiting period commenced by making the appropriate filings with, the competition authorities of the United States pursuant to the HSR Act, Germany and Spain. Grifols and Talecris have agreed to use their reasonable best efforts to take all actions necessary, proper or advisable to complete the transaction as expeditiously as practicable, including, among other things, obtaining all applicable clearances, consents, authorizations, approvals or waivers and to cause the expiration or termination of the applicable waiting period with respect to the Talecris-Grifols merger under the HSR Act, the German Antitrust Act and the Spanish Competition Law and any other applicable antitrust laws.

Talecris and Grifols filed notification and report forms with the Federal Trade Commission, which is referred to as the FTC, and the Antitrust Division of the United States Department of Justice, which is referred to as the Antitrust Division, under the HSR Act on July 6, 2010 and July 7, 2010, respectively. Under the HSR Act, the Talecris-Grifols merger may not be completed until the expiration or early termination of a 30-day waiting period following the filing of these notification and report forms, which waiting period may be extended by either agency by issuance of a request for additional information or documentary material. On August 6, 2010, the FTC issued to Grifols and Talecris a request for additional information and documentary material concerning the Talecris-Grifols merger, thereby extending the waiting period, under the HSR Act. Grifols and Talecris certified their substantial compliance with the FTC’s request for additional information and documentary material on December 22, 2010 and January 3, 2011, respectively. Pursuant to a timing agreement with the FTC staff, Grifols and Talecris will not close the Talecris-Grifols merger until approximately the end of February, unless early termination is granted by the FTC. Talecris and Grifols continue to cooperate with the FTC in its investigation of the proposed Talecris-Grifols merger.

Pursuant to the Spanish Defense of Competition Law, Talecris and Grifols were required to file a premerger notification with the Spanish National Competition Commission, or the NCC. Talecris and Grifols filed the premerger notification with the NCC on September 10, 2010 and the NCC approved the transaction on November 4, 2010. The approval did not impose any conditions on the closing of the transaction or require any commitments from the parties.

Talecris and Grifols filed a premerger notification with the German Federal Cartel Office on July 22, 2010. The transaction was approved by the German Federal Cartel Office on August 23, 2010. The approval did not impose any conditions on the closing of the transaction or require any commitments from the parties.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Talecris-Grifols merger. At any time before or after the Talecris-Grifols merger, the Antitrust Division, the FTC, a state attorney general or a foreign competition authority could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Talecris-Grifols merger or seeking divestiture of substantial businesses or assets of Talecris or Grifols or their subsidiaries. Private parties may also bring legal actions under the antitrust laws under certain circumstances. The parties also derive revenues in other jurisdictions where merger control filings or approvals may be required or advisable in connection with the consummation of the Talecris-Grifols merger. Talecris and Grifols are currently in the process of reviewing where merger control filings or approvals may be required or desirable and Talecris and Grifols have made or will make filings in such jurisdictions.

While Talecris and Grifols believe that they will receive the requisite approvals and clearances for the Talecris-Grifols merger, there can be no assurance that a challenge to the Talecris-Grifols merger on antitrust grounds will not be made or, if a challenge is made, what will be the result of such challenge. Similarly, there can be no assurance that Talecris and Grifols will obtain the regulatory approvals necessary to consummate the Talecris-Grifols merger or that the granting of these approvals will not involve the imposition of conditions to the consummation of the Talecris-Grifols merger or require changes to the terms of the Talecris-Grifols merger. These conditions or changes could result in the conditions to the Talecris-Grifols merger not being satisfied prior to the outside date or at all.

Litigation Related to the Transaction

Four purported class action lawsuits have been filed by Talecris stockholders challenging the proposed transaction. Two of the lawsuits were filed in the Court of Chancery of the State of Delaware and have been consolidated under the caption In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL. The other two lawsuits were filed in the Superior Court of the State of North Carolina and are captioned Rubin v. Charpie, et al., No. 10 CV 004507 (North Carolina Superior Court, Durham County), and Kovary v. Talecris Biotherapeutics Holdings Corp., et al., No. 10 CV 011638 (North Carolina Superior Court, Wake County). The lawsuits name as defendants Talecris, the members of the Talecris Board of Directors, Grifols, S.A. and its subsidiary, Grifols Inc., and, in the Delaware consolidated action, Talecris Holdings and Stream Merger Sub, Inc. The two North Carolina actions have been stayed.

All of the lawsuits allege that the individual defendants (and, in the consolidated Delaware action, Talecris Holdings) breached their fiduciary duties to the Talecris stockholders in connection with the proposed transaction with Grifols, and that Grifols (and, in one of the North Carolina cases, Talecris, and in the Delaware action, Grifols Inc.) aided and abetted those breaches. The Delaware complaint alleges, among other things, that the consideration offered to Talecris stockholders pursuant to the proposed transaction is inadequate; that the Talecris Board of Directors failed to take steps to maximize stockholder value; that Talecris’ IPO and debt refinancing in 2009 were intended to facilitate a sale of Talecris; that Cerberus and Talecris Holdings arranged the proposed merger for the benefit of Cerberus, without regard to the interests of other stockholders; that the voting agreements impermissibly lock up the transaction; that the merger agreement contains terms, including a termination fee, that favor Grifols and deter alternative bids; and that the preliminary Form F-4 filed on August 10, 2010 contains material misstatements and/or omissions, including with respect to the availability of appraisal rights in the merger; the purpose and effects of the Virginia reincorporation merger; the antitrust risks of the proposed transaction; the financial advisors’ analyses regarding the Grifols’ non-voting stock to be issued in connection with the transaction; and the fees to be paid to Morgan Stanley by Talecris and Grifols in connection with the proposed transaction. The Delaware complaint also alleges that Talecris stockholders are entitled to appraisal rights in connection with the transaction pursuant to Section 262 of the Delaware General Corporation Law, and that the transaction violates the Delaware General Corporation Law by failing to provide such rights. The Delaware action seeks equitable and injunctive relief, including a determination that the stockholders have appraisal rights in connection with the merger, and damages.

On October 29, 2010, the parties to the Delaware litigation entered into a MOU, reflecting an agreement in principle to settle that litigation. The MOU provides, among other things, for the provision of appraisal rights in accordance with DGCL 262 in connection with the transaction as described at pages 135-137; for an increase in the merger consideration by an additional 500,000 shares of Grifols non-voting stock to holders of Talecris common stock other than the Talecris specified affiliated stockholders as described at pages 144-145; and for certain additional disclosures provided herein. The MOU also provides for a dismissal of the action with prejudice and a release of claims. The settlement is subject, among other things, to formal documentation, notice to the class and final court approval.

Financing

On November 23, 2010 Grifols entered into the New Credit Facilities, which consists of term loans aggregating $2.5 billion and €440 million, and revolving loan facilities of $50 million, €36.7 million and the $200 million equivalent in multicurrencies, from a syndicate of lenders led by Deutsche Bank Securities Inc., Nomura International plc, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas, HSBC Securities (USA) Inc. and Morgan Stanley Senior Funding, Inc, which are referred to as the arrangers. The financing includes term and revolving facilities. The funds to be provided under the New Credit Facilities together with the proceeds of the senior unsecured notes offering or the bridge loan as contemplated by the financing commitment, as applicable, will be used to pay the cash portion of the merger consideration, refinance certain Grifols and Talecris indebtedness and pay related fees and expenses and for other general corporate purposes. The New Credit Facilities, together with the senior unsecured notes or bridge loans as contemplated by the financing commitment, cover all of the financing required for the transaction, except that Grifols will need to obtain approximately $225 million of funds from a combination of working capital increases between signing of the merger agreement and closing and the sales of accounts receivable and/or sale-leasebacks of assets in order to obtain the full amounts necessary for completion of the transaction. Subsequent to the execution of the merger agreement, Grifols has obtained approximately $80 million from the sale to Deutsche Bank S.A.E. of receivables owed by the Spanish Social Security system. Grifols currently expects to obtain the remaining $145 million mainly through sale/leaseback transactions involving certain of its real properties, the terms of which have not yet been determined.

The financing is structured to have three principal components: (1) U.S. dollar denominated and euro denominated senior secured first lien term loan facilities, which are referred to as senior term loan facilities, (2) U.S. dollar denominated and euro denominated senior secured first lien revolving credit facilities, which are referred to as revolving credit facilities, and (3) the issuance of high yield securities, which are referred to as notes or, in the event the notes are not issued at the time the acquisition is consummated, a senior unsecured increasing rate interim loan facility, which is referred to as a bridge loan, until such time as the notes are issued. The relative size of each component will be determined depending on market demand. The New Credit Facilities will be guaranteed by subsidiaries of Grifols representing in the aggregate at least 85% of the pro forma consolidated assets, net sales and EBITDA of Grifols and Talecris and their respective subsidiaries, taken as a whole.

The revolving credit facilities and a portion of the senior term loan facilities will mature on the five-year anniversary of the closing date of the transaction, and the remainder of the senior term loan facilities will mature on the six-year anniversary. The bridge loan, if drawn, will mature 365 days form the date of initial funding. The interest rates on each of the facilities and notes will be determined in accordance with the commitment letter in the future based on market conditions and other factors.

The terms of the financing contain limitations on Grifols’ ability to pay ordinary dividends, including a limitation on paying more than $10 million of dividends at any time in which Grifols’ leverage ratio exceeds 3.75x. Grifols anticipates that, upon completion of the transaction, its initial leverage ratio will reach approximately five times. Accordingly, Grifols does not expect to be able to declare dividends in cash at recent levels for some period of time following the completion of the transaction (see the section entitled “The Transaction — Grifols Dividend Policy”).

The obligation of the arrangers to provide the financing is subject to a number of conditions, including, without limitation:

•	there not having occurred since December 21, 2009 any “material adverse effect” (as defined in the commitment letter in a manner substantially the same as the definition of such term in the merger agreement. See the section entitled “— The Merger Agreement — Representations and Warranties”), but applicable to Grifols and its subsidiaries and Talecris and its subsidiaries, taken as a whole;

•	the merger agreement shall not have been amended or waived and no consent shall have been given in a manner which would be materially adverse to the lenders, nor the amount or form of the purchase price for the acquisition shall have been changed, in each case without the consent of the arrangers;

•	the structure of the acquisition or of the financing of the acquisition shall not be changed in a manner which would be material and adverse to the lenders, as reasonably determined by the arrangers;

•	in the event that in order to obtain the clearance of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, there shall be required a divestiture, sale, license, holding separate, other disposition or other change to any assets or business of Grifols, its subsidiaries or controlled affiliates or Talecris or its controlled affiliates, which is referred to as a required disposal, then the prior written consent of the arrangers will be required to the extent that the assets and businesses comprising such required disposals (i) in the aggregate, contribute for more than 10% of pro forma consolidated adjusted EBITDA of Grifols and Talecris and their respective subsidiaries, taken together, after giving effect to the acquisition and without giving effect to any dispositions required under the merger agreement for the four-fiscal quarter period most recently ended prior to the closing date of the transaction for which internal financial statements are available and the four-fiscal quarter period commencing immediately after the closing date of the transaction (which calculation will be subject to certain adjustments the arrangers agree are appropriate, including, without limitation, any increase in pro forma consolidated adjusted EBITDA of Grifols and Talecris and their respective subsidiaries that is, or is expected to be, directly attributable to assets or businesses of Grifols and Talecris and their respective subsidiaries remaining after such required disposals that the arrangers reasonably determine replaces the pro forma consolidated adjusted EBITDA attributable to the required disposals), and (ii) constitute, in the aggregate, more than 10% of the consolidated balance sheet assets of Grifols and Talecris and their respective subsidiaries, taken together, on the last day of the four-fiscal quarter period most recently ended prior to the closing date of the transaction for which internal financial statements are available;

•	the repayment of all material indebtedness of Grifols, Talecris and their respective subsidiaries, other than indebtedness reasonably acceptable to by the arrangers;

•	the receipt of cash proceeds in an amount not less than $225 million from a combination of working capital increases between signing and closing and a new accounts receivable loan facility and/or sale/leasebacks;

•	all accrued costs, fees and expenses under the commitment letter, an engagement letter and a fee letter referred to in the commitment letter shall have been paid;

•	receipt by the arrangers of (i) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Grifols and of Talecris for the three most recently completed fiscal years ended at least 90 days before the closing date of the transaction; (ii) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Grifols and of Talecris for each subsequent fiscal quarter ended at least 45 days before the closing date of the transaction (which will have been reviewed by the respective independent accountants as provided in Statement of Auditing

Standards No. 100) and (iii) a pro forma balance sheet and consolidated statement of income of Grifols for the most recently completed fiscal year and the most recently ended four-fiscal quarter period ended at least 45 days before the closing date of the transaction, in each case prepared after giving effect to the acquisition and related financings;

•	the arrangers’ reasonable satisfaction that the ratio of consolidated net debt to pro forma consolidated adjusted EBITDA of Grifols and Talecris and their subsidiaries after giving effect to the acquisition and any dispositions required under the merger agreement (plus $85 million of synergies) for the four-fiscal quarter period most recently ended prior to the closing date of the transaction for which financial statements have been delivered shall not be more than 5.25:1.00;

•	corporate family rating on the part of Grifols from Moody’s Investors Services, Inc., corporate credit rating on the part of Grifols from Standard and Poor’s, and credit ratings for each of the credit facilities and the notes from each of Moody’s Investors Services, Inc. and Standard and Poor’s, and the arrangers having been afforded a period of at least 45 consecutive days following the receipt of such ratings and confidential information memoranda reasonably acceptable to the arrangers, in order to syndicate the credit facilities;

•	the engagement of one or more investment banks to sell or privately place the notes, the receipt by such investment banks of a preliminary offering or private placement memorandum with respect to the notes for use in a customary “high yield road show” relating to such notes and containing the information (including financial data) of the type and form customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents, and the affording to the investment banks of a period of at least 30 consecutive days following receipt of the offering memorandum and prior to the closing date of the transaction to seek to offer and sell or privately place the notes with qualified purchasers;

•	the accuracy of certain representations and warranties and there being no default or event of default, in each case under the definitive agreements;

•	the negotiation, execution and delivery of definitive agreements to be entered into by Grifols, Grifols Inc. and the lenders and other customary closing documents with respect to the financing satisfactory to the arrangers; and

•	receipt by the lenders at least 10 days prior to the closing date of the transaction of all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA Patriot Act.

The commitment of the arrangers will expire on the earliest of (i) the termination or abandonment of the merger agreement, (ii) the consummation of the transaction with or without funding of the credit facilities, and (iii) 5:00 p.m., New York City time, on March 6, 2011.

The merger agreement has no financing condition. Upon completion of the transaction, Grifols anticipates that its initial consolidated net debt to EBITDA ratio will reach approximately five times. Grifols expects the combined company to generate significant free cash flow over the near term, which together with the expected synergies will enable it to reduce leverage rapidly. Grifols expects a progressive reduction in debt ratios to approximately three times EBITDA by year-end 2012 and below two times by year-end 2014 even as key capital programs are sustained.

Expenses, Fees and Costs

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those fees and expenses. Pursuant to the merger agreement, however, termination fees are payable by Talecris and Grifols if the merger agreement is terminated under specified circumstances. See the section entitled “The Merger Agreement — Termination Fees; Expenses.” Talecris and Grifols have agreed to share equally all filing fees in connection with pre-merger notifications to antitrust authorities.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. The description may not contain all the information that is important to you. This summary is qualified in its entirety by reference to the merger agreement and the exhibits to the merger agreement, copies of some of which are attached as Annexes A, B, D, E and F to this document, and are incorporated into this joint proxy statement/prospectus by reference. References to the merger agreement include its annexes, exhibits and amendments unless the context otherwise requires. You should read the merger agreement and the exhibits to the merger agreement in its entirety, as it is the legal document governing the transaction. You are also urged to read the other documents which are referred to in this joint proxy statement/prospectus in order to fully understand the transactions contemplated be the merger agreement. See the section entitled “Where You Can Find More Information”.

The merger agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of the agreement and are not intended to modify or supplement any factual disclosures about Talecris or the transaction in Talecris’ public reports filed with the SEC. In particular, the merger agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Grifols or Talecris or their respective subsidiaries. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the transaction if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from what might be viewed as material by stockholders.

The Reincorporation Merger of Talecris into Stream Merger Sub

Subject to the terms and conditions of the merger agreement, and in accordance with the DGCL, and the Virginia Stock Corporation Act, which is referred to as the VSCA, the first step of the transaction will be the merger of Talecris with and into Stream Merger Sub, a newly formed, wholly owned subsidiary of Talecris, with Stream Merger Sub as the surviving entity, on the terms and subject to the conditions of the merger agreement and plan of reincorporation merger attached to the merger agreement. This step is referred to as the reincorporation merger.

At the effective time of the reincorporation merger, each share of Talecris common stock issued and outstanding (other than shares of Talecris common stock held in the treasury of Talecris and other than dissenting shares, but including restricted shares of Talecris common stock) will be converted automatically into one share of Stream Merger Sub common stock, and each certificate previously representing shares of Talecris common stock will thereafter represent shares of Stream Merger Sub common stock. Each then-outstanding option to purchase shares of Talecris common stock at a particular exercise price will be converted into an option to purchase an equivalent number of shares of Stream Merger Sub common stock at the same exercise price. This reincorporation merger will be followed immediately by the subsequent merger described below and as a result, you will not receive any Stream Merger Sub share certificates.

Under the merger agreement, Talecris stockholders may seek appraisal of their shares in accordance with Section 262 of the DGCL. In order to seek appraisal, Talecris stockholders must comply with the requirements of Delaware law as described under the section entitled “The Transaction — Appraisal or Dissenters’ Rights” beginning on page 135. The shares of Talecris common stock held by holders who have properly exercised appraisal rights will not be converted into shares of Stream Merger Sub common stock, but will instead be entitled to such rights as are granted by Section 262 of the DGCL.

Unless the context otherwise requires, all references in this document to Talecris prior to the reincorporation merger are to Talecris Biotherapeutics Holdings Corp., and all references to Talecris after the reincorporation merger are to Stream Merger Sub.

The Merger of Grifols Inc. into Stream Merger Sub

Immediately following the reincorporation merger, subject to the terms and conditions of the merger agreement and in accordance with the VSCA and the DGCL, Grifols Inc., a wholly owned subsidiary of

Grifols, will be merged with and into Stream Merger Sub, with Stream Merger Sub as the surviving entity, on the terms and subject to the conditions of the merger agreement and plan of merger to the merger agreement. This step is referred to as the Talecris-Grifols merger. The reincorporation merger and the Talecris-Grifols merger are collectively called the transaction.

At the effective time of the Talecris-Grifols merger, Talecris stockholders (who at such time will hold Stream Merger Sub common stock) will receive the consideration described below in exchange for their Talecris common stock (which at such time will have been converted into Stream Merger Sub common stock).

Upon effectiveness of the transaction, Stream Merger Sub will be a subsidiary of Grifols. The separate corporate existence of Stream Merger Sub will continue following the transaction, and the separate corporate existence of Talecris and Grifols Inc. will cease.

Closing; Effective Time; Completion of the Transaction

Under the terms of the merger agreement, the closing of the transaction will occur on the third business day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions to closing (other than those conditions that by their terms are to be satisfied by actions to be taken at the closing of the transaction, but subject to the satisfaction or waiver of those conditions). However, if on such third business day, the proceeds of the financing contemplated by the commitment letter (or alternative financing) are unavailable, the closing will not be required to occur until the earlier of (1) the date on which the proceeds of such financing are available and (2) the business day prior to the outside date.

At the closing, Talecris will file articles of merger with the Virginia State Corporation Commission and a certificate of merger with the Secretary of State of the State of Delaware to effect the reincorporation merger. Thereafter, Talecris and Grifols will file articles of merger with the Virginia State Corporation Commission and a certificate of merger with the Secretary of State of the State of Delaware to effect the Talecris-Grifols merger. The effective time of the reincorporation merger will be the time that is specified in the articles of merger filed with the Virginia State Corporation Commission and the certificate of merger filed with the Secretary of State of the State of Delaware. The effective time of the Talecris-Grifols merger will be the time specified in the articles of merger filed with the Virginia State Corporation Commission and the certificate of merger filed with the Secretary of State of the State of Delaware.

Grifols and Talecris are working to complete the transaction as quickly as possible. However, because the transaction is subject to closing conditions (see the section entitled “The Merger Agreement — Conditions to Complete the Transaction”), Grifols and Talecris cannot give any assurance as to when, if ever, all the conditions to the transaction will be either satisfied or waived or that the transaction will occur and cannot predict the exact timing of the completion of the transaction. If the transaction is not completed by the outside date, either Grifols or Talecris may terminate the merger agreement, unless the failure to complete the transaction by such date is because of a breach of the merger agreement caused by the party seeking termination.

The date designated as the initial outside date is March 6, 2011. However, if the transaction is not consummated on or before such date because of a temporary restraining order, or preliminary or permanent injunction prohibiting or preventing the completion of the transaction, because of a failure to obtain the requisite antitrust clearance approvals, or because of a failure by Grifols to obtain the proceeds of the financing contemplated by the commitment letter (or alternative financing), but Grifols has obtained financing commitments meeting specified criteria (which may include the original commitment letter) with an expiration date that is later than March 6, 2011, then each of Talecris and Grifols will have the option to extend the outside date to (1) the date on which the financing commitment expires or (2) September 6, 2011, whichever is earlier.

Merger Consideration

Upon the completion of the transaction, each share of Talecris common stock, except for shares of Talecris common stock held directly and indirectly by Talecris and Grifols (which will be cancelled as a result of the transaction), will be converted into the right to receive, per share of Talecris common stock issued and outstanding, subject to adjustments as described below, a combination of $19.00 in cash, without interest, and 0.6485 of a Grifols non-voting share, in the form of Grifols new ADSs. The consideration described in the preceding sentence is referred to in this document as the general merger consideration. Pursuant to a settlement agreement reached in connection with the litigation described in the section entitled “The Transaction — Litigation Related to the Transaction,” Talecris Holdings and the directors of Talecris, or the Talecris specified affiliated stockholders, have agreed to forgo the additional merger consideration offered to other Talecris stockholders, and upon completion of the transaction, the Talecris specified affiliated stockholders will receive the original merger consideration of a combination of (1) $19.00 in cash and (2) subject to adjustment under limited circumstances, 0.641 of a share of the Grifols non-voting shares. The consideration described in the preceding sentence is referred to in this document as the original merger consideration or the Talecris specified affiliated stockholder merger consideration. Throughout this document, the term merger consideration refers to the general merger consideration where the recipient or affected person is not a Talecris specified affiliated stockholder, and means the original merger consideration or the Talecris specified affiliated stockholder merger consideration where the recipient or affected person is a Talecris specified affiliated stockholder.

Grifols will not deliver any fractional Grifols non-voting shares in the transaction. Instead, a Talecris stockholder who otherwise would have received a fraction of a Grifols non-voting share will receive an amount in cash rather than a fractional share. Because at the time of the transaction there will be no trading in the Grifols non-voting shares or Grifols new ADSs, the cash in lieu of fractional Grifols non-voting shares will be calculated on the basis of the stock price of Grifols ordinary shares and not of the Grifols non-voting shares. The cash in lieu of fractional Grifols non-voting shares amount will be determined by multiplying the fraction of a Grifols non-voting share to which the holder would otherwise be entitled by the volume weighted average, rounded to the nearest one-tenth of a U.S. cent, of all of the daily volume weighted average prices of the Grifols ordinary shares calculated for each of the 20 consecutive trading days ending on the second full trading day prior to the closing date of the transaction (converting each daily VWAP to U.S. dollars based upon the “closing mid-point” exchange rate in respect of each such specified day in the “currencies and money” segment in the “Companies and Markets” section of the Financial Times, U.S. edition, or if not reported therein, another authoritative source), as such volume weighted average prices are calculated on the VAP screen on the Bloomberg Professionaltm Service and shown as VWAP for each such daily period or, if not calculated by such service, another authoritative source. Other than a possible adjustment under limited circumstances as described in the next paragraph below, the exchange ratio of 0.6485 of a Grifols non-voting share is fixed, and it will not change between now and the date of the transaction. Therefore, the U.S. dollar value of the Grifols non-voting shares or Grifols new ADSs received by Talecris stockholders in the transaction will depend on the market price of the Grifols non-voting shares and Grifols new ADSs, respectively, and the U.S. dollar/euro exchange rate, at the time the transaction is completed.

In the event that the total number of the Grifols non-voting shares to be issued and delivered or deliverable as the stock portion of the original merger consideration (calculated based on the 0.641 exchange ratio contemplated by the original merger consideration) in the Talecris-Grifols merger exceeds 86.5 million Grifols non-voting shares, or in the event that the total number of the Grifols non-voting shares to be issued and delivered or deliverable as the stock portion of the additional merger consideration (calculated based on the 0.0075 exchange ratio in the additional merger consideration) in the Talecris-Grifols merger exceeds 500,000 Grifols non-voting shares, the exchange ratios will be appropriately adjusted so that the applicable stock portion of the merger consideration will be reduced to the minimum extent necessary so that the number of the Grifols non-voting shares to be issued and delivered or deliverable as a result of the transaction will equal no more than these 86.5 million and 500,000 Grifols non-voting share limits. If the number of shares of common stock of Talecris or the number of equity securities of Grifols changes before the transaction is completed because of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the stock portion of the merger consideration and the 86.5 million and 500,000 Grifols non-voting share limits specified above will be appropriately adjusted to reflect such action.

At the time of the execution of the merger agreement, the number of the Grifols non-voting shares expected to be outstanding at the time the Talecris-Grifols merger becomes effective would require the delivery of fewer than the 86.5 million and 500,000 Grifols non-voting share limits specified above. Accordingly, Talecris and Grifols currently do not anticipate that any adjustment to the exchange ratio will be required. A vote by Talecris stockholders for the adoption of the merger agreement constitutes approval of the transaction whether or not the exchange ratio is adjusted as described above.

To allow investors in the United States to more easily invest in, hold and trade interests in the Grifols non-voting shares to be issued and delivered as part of the merger consideration, the Grifols non-voting shares will be traded as ADSs. An ADS is an ownership interest in the securities of a non-U.S. company deposited at a custodian bank. To allow the trading of the Grifols non-voting shares as ADSs, Grifols will (i) establish a new American Depositary Share facility with respect to the Grifols non-voting shares, (ii) register the Grifols non-voting shares to be issued and delivered in the Talecris-Grifols merger in the name of the depositary and (iii) deliver such Grifols non-voting shares to the depositary. The depositary will then issue Grifols new ADSs, representing the underlying Grifols non-voting shares. Following such actions, immediately prior to the effective time of the Talecris-Grifols merger, the depository will deposit ADRs evidencing the Grifols new ADSs with the exchange agent appointed pursuant to the merger agreement, which will hold the ADRs and the cash deposited by Grifols (including cash in lieu of fractional Grifols non-voting shares) for the benefit of the former Talecris stockholders.

Talecris and Grifols expect that Grifols new ADSs will be traded on NASDAQ. Talecris and Grifols expect that each Grifols new ADS will represent one-half (0.5) of one Grifols non-voting share. Since the Grifols new ADSs represent an interest in the Grifols non-voting shares, Grifols new ADSs will carry the same rights as the Grifols non-voting shares; however, the Grifols new ADSs also are subject to the terms of the contract between Grifols and the depositary bank. For a description of the terms of the Grifols non-voting shares and Grifols new ADSs, see the sections entitled “Description of Grifols’ Share Capital — Grifols Non-Voting Shares” and “Description of Grifols New American Depositary Shares.”

Treatment of Talecris Stock Options, Talecris Restricted Stock and Other Talecris Stock-Based Awards

When used in reference to options, restricted stock or other awards held by Talecris directors, references to the merger consideration mean the Talecris specified affiliated stockholder merger consideration.

Stock Options

Upon completion of the transaction, each then-outstanding and unexercised option to acquire Talecris common stock granted under a Talecris stock plan, whether vested or unvested, will be deemed subject to a cashless exercise, assuming a value per share of Talecris common stock equal to the per share value of the merger consideration. Because at the time of the transaction there will be no trading in the Grifols non-voting shares or Grifols new ADSs, the “per share value of the merger consideration” is calculated on the basis of the stock price of Grifols ordinary shares and not of the Grifols non-voting shares and is equal to the sum of (1) $19.00, plus (2) the deemed market value of the stock portion of the merger consideration (determined based on volume weighted average of all of the daily volume weighted average prices of the Grifols ordinary shares calculated for each of the 20 consecutive trading days ending on the second full trading day prior to the effective time of the transaction, as such volume weighted average prices are calculated on the VAP screen on the Bloomberg Professionaltm Service and shown as VWAP for each such daily period or, if not calculated by such service, another authoritative source). Holders of Talecris options will have the right to receive the per share merger consideration for the net number of shares of Talecris common stock (which at such time will have been converted into Stream Merger Sub common stock) deemed issued in connection with the deemed cashless exercise of each option without interest and less any applicable tax to be withheld.

Restricted Stock

Upon completion of the transaction, holders of Talecris restricted stock will receive, per share of Talecris restricted stock, without interest and less any applicable tax to be withheld, the per share merger consideration payable with respect to the Talecris common stock.

Other Stock-Based Awards

Upon completion of the transaction, other than as described in the next sentence, each outstanding incentive award to receive Talecris common stock (or an amount measured by reference to the value of a number of shares of Talecris common stock), including Talecris restricted stock units, which are referred to as Talecris RSUs, and Talecris performance shares but excluding options to purchase shares of Talecris common stock and shares of restricted Talecris common stock, each of which such incentive award is referred to as a Talecris stock-based award, will be vested and cancelled and holders thereof will receive, without interest and less any applicable tax to be withheld, for each share of Talecris common stock underlying or subject to such holders’ Talecris stock-based award (based on a deemed achievement of performance conditions at target level, if applicable), the per share merger consideration payable with respect to the Talecris common stock. However, each outstanding Talecris stock-based award that is a Talecris RSU denominated in shares of Talecris common stock and that is held by an individual who was granted 100 or fewer Talecris RSUs at the time of Talecris’ initial public offering will be vested and cancelled and converted into the right of the individual to receive the per share value of the merger consideration (calculated as described above under the caption “— Stock Options”) in cash within five business days of the completion of the transaction.

Exchange of Certificates; Delivery of Consideration

Each share of Talecris common stock will be converted into the right to receive the merger consideration automatically upon the consummation of the transaction. Immediately prior to the effective time of the Talecris-Grifols merger, Grifols will deposit or cause to be deposited with the exchange agent ADRs evidencing such number of Grifols new ADSs sufficient to pay the aggregate stock portion of the merger consideration and cash in an amount sufficient to pay the aggregate cash portion of the merger consideration and the aggregate cash in lieu of fractional Grifols non-voting shares. In addition, Grifols will deposit with the exchange agent, as necessary from time to time, any dividends or other distributions declared following the effective time of the Talecris-Grifols merger, but prior to the time holders of Talecris common stock exchange their shares for the merger consideration and cash in lieu of fractional Grifols non-voting shares.

At the close of business on the day on which the effective time of the Talecris-Grifols merger occurs, there will be no further transfers of shares of Talecris common stock.

If you hold your shares of Talecris common stock in certificated form, as soon as reasonably practicable after the effective time of the Talecris-Grifols merger, the exchange agent will mail you a letter of transmittal containing instructions regarding how to surrender these certificate(s) in exchange for the merger consideration and any dividends or other distributions declared following the effective time of the Talecris-Grifols merger, but prior to the time holders of Talecris common stock exchange their shares for the merger consideration. Grifols will, before the effective time of the Talecris-Grifols merger, appoint an exchange agent that will receive your completed letters of transmittal, exchange certificates for the merger consideration and perform other duties as set forth in an exchange agency agreement. The exchange agent will pay you the merger consideration to which you are entitled after you have provided to the exchange agent your signed letter of transmittal, surrendered your shares of Talecris common stock and provided any other items specified by the letter of transmittal. You should not submit your Talecris stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If a certificate for Talecris common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Grifols, the posting by such person of a bond in such reasonable amount as Grifols may direct as indemnity, the exchange agent will deliver in exchange for such lost, stolen or destroyed certificate the merger consideration and any dividends or other distributions made or declared following the effective time of the Talecris-Grifols merger, but prior to the time holders of Talecris common stock exchange their shares for the merger consideration.

In the event of a transfer of ownership of Talecris common stock that is not registered in the transfer records of the Talecris, payment of the share consideration, any dividends or distributions payable and any cash in lieu of fractional Grifols non-voting shares may be made to a person other than the person in whose name the certificate for Talecris common stock is registered if the certificate is properly endorsed or otherwise is in proper form for transfer and the person requesting payment pays any transfer or other taxes required by reason of the transfer.

Any holder of Talecris book-entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration. Each holder of record of one or more Talecris book-entry shares will be automatically, at the effective time of the Talecris-Grifols merger, entitled to receive the merger consideration as contemplated by the merger agreement.

The merger consideration paid to you will be reduced by any applicable tax withholding.

Dividends and Distributions

If you hold your shares of Talecris common stock in certificated form, until you have provided to the exchange agent your signed letter of transmittal and any other items specified by the letter of transmittal with respect to your shares of Talecris common stock, any dividends or other distributions declared after the effective time of the Talecris-Grifols merger with respect to the Grifols non-voting shares into which shares of Talecris common stock may have been converted will accrue but will not be paid with respect to your shares. Grifols will pay to former Talecris stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Talecris stock certificates. There can be no assurance that any regular semi-annual dividends will be declared or paid by Grifols following the effective time of the Talecris-Grifols merger, or as to the amount or timing of such dividends, if any. Any future dividends will be made at the discretion of the Grifols Board of Directors.

Termination of the Exchange Fund

Any portion of the exchange fund that remains undistributed to the holders of the Talecris stock certificates for 12 months after the effective time of the Talecris-Grifols merger will be issued and delivered to Grifols, upon demand, and any holders of Talecris stock certificates who have not submitted their certificates for exchange will, subject to any abandoned property, escheat or similar law, look only to Grifols for payment of their claim for the merger consideration and any dividends or other distributions payable pursuant to the merger agreement. Grifols will remain liable for such claims.

Representations and Warranties

The merger agreement contains customary representations and warranties of Grifols and Talecris relating to their respective businesses. With the exception of specified representations that must be true and correct in all respects, or true and correct in all material respects, or true and correct except to an immaterial extent, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any change, event, development, effect, state of facts, condition, circumstance or occurrence, individually or when taken together with all other changes, events, developments, effects, states of facts, conditions, circumstances or occurrences, that has had or would reasonably be expected to have a material adverse effect on the party making the representation. Also, the accuracy of each party’s representations and warranties, subject to specified materiality and material adverse effect standards, is a condition to completing the transaction. See the section entitled “The Merger Agreement — Conditions to Complete the Transaction.”

A “material adverse effect” with respect to Talecris means any change, event, development, effect, state of facts, condition, circumstance or occurrence that, individually or together with one or more contemporaneous effects, is materially adverse to the business, financial condition or results of operations of Talecris and its subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event or development to the extent resulting from any of the following, shall be deemed to be, or to contribute to, or be taken into account in determining whether there has been or will be, a material adverse effect with respect to Talecris:

•	changes or developments in general economic, regulatory or political conditions (including changes in law), or in the securities, credit, foreign exchange or financial markets in general, in each case to the extent such changes do not adversely affect Talecris and its subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Talecris and its subsidiaries operate;

•	changes or developments in or affecting the industry in which Talecris and its subsidiaries operate, including (1) changes in the general market prices of IVIG, or any other categories of therapies produced by Talecris, (2) any discovery or outbreak of a virus or the pathogen affecting plasma products generally, (3) changes in reimbursement rules or policies applicable to therapies produced by Talecris affecting plasma products or (4) changes in law, whether generally or in any particular jurisdiction, in each case to the extent such changes or developments do not adversely affect Talecris and its subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Talecris and its subsidiaries operate;

•	the enactment and implementation of the legislation known as the Patient Protection and Affordable Care Act and any amendments or reconciliations to the Patient Protection and Affordable Care Act, including the adoption or implementation of any laws, rules or regulations thereunder or in connection therewith by any governmental entity, in each case, to the extent such actions do not adversely affect Talecris and its subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Talecris and its subsidiaries operate;

•	the public announcement of the transactions contemplated by the merger agreement and the voting agreements;

•	the taking of any action specifically required by the merger agreement or the voting agreements;

•	changes in the share price or trading volume of the shares of Talecris, or changes in the rating of Talecris debt by any credit rating agencies, provided that the underlying causes of such change may be considered in determining whether there is a material adverse effect;

•	the failure of Talecris to meet projections or forecasts (whether internal or published), provided that the underlying causes of such failure may be considered in determining whether there is a material adverse effect;

•	any litigation relating to the merger agreement or the transactions contemplated by the merger agreement; or

•	changes in generally accepted accounting principles or the interpretation of such principles, to the extent such changes do not adversely affect Talecris and its subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Talecris and its subsidiaries operate.

A “material adverse effect” with respect to Grifols means any change, event, development, effect, state of facts, condition, circumstance or occurrence that, individually or together with one or more contemporaneous effects, (1) is materially adverse to the business, financial condition or results of operations of Grifols and its subsidiaries, taken as a whole; or (2) is or would reasonably be expected to impair in any material respect the ability of Grifols to consummate the Talecris-Grifols merger and the other transactions contemplated by the merger agreement or to perform its obligations under the merger agreement on a timely basis; provided, however, that, in the case of clause (1) above, none of the following, and no change, event or development to the extent resulting from any of the following, shall be deemed to be, or to contribute to, or be taken into account in determining whether there has been or will be, a material adverse effect with respect to Grifols:

•	changes or developments in general economic, regulatory or political conditions (including changes in law), or in the securities, credit, foreign exchange or financial markets in general, in each case to the extent such changes do not adversely affect Grifols and its subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Grifols and its subsidiaries operate;

•	changes or developments in or affecting the industry in which Grifols and its subsidiaries operate, including changes in law, whether generally or in any particular jurisdiction, in each case to the extent such changes or developments do not adversely affect Grifols and its subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Grifols and its subsidiaries operate;

•	the enactment and implementation of the legislation known as the Patient Protection and Affordable Care Act and any amendments or reconciliations to the Patient Protection and Affordable Care Act, including the adoption or implementation of any laws, rules or regulations thereunder or in connection therewith by any governmental entity, in each case to the extent such actions do not adversely affect Grifols and its subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Grifols and its subsidiaries operate;

•	the public announcement of the transactions contemplated by the merger agreement;

•	changes in the share price or trading volume of the shares of Grifols ordinary shares or changes in the rating of the indebtedness of Grifols or any of its subsidiaries by, or in the listing of Grifols or any of its subsidiaries on any watch list of, any credit rating agencies, provided that the underlying causes of such change may be taken into account in determining whether there is a material adverse effect with respect to Grifols;

•	the failure of Grifols to meet projections or forecasts (whether internal or published), provided that the underlying causes of such failure may be considered in determining whether there is a material adverse effect with respect to Grifols;

•	any litigation relating to the merger agreement or the transactions contemplated by the merger agreement; or

•	changes in European Union-International Financial Reporting Standards, which is referred to as EU-IFRS, or the interpretation of EU-IFRS, to the extent such changes do not adversely affect Grifols and its subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Grifols and its subsidiaries operate.

The representations and warranties of each of Talecris and Grifols have been made solely for the benefit of the other party and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	have been qualified by information set forth in Talecris’ SEC reports, in the case of Talecris, and in Grifols’ filings with the CNMV, in the case of Grifols — the information contained in Talecris’ SEC reports and in Grifols’ filings with the CNMV qualifies and, therefore, to the extent applicable creates exceptions to the representations and warranties in the merger agreement of Talecris and Grifols, respectively;

•	will not survive consummation of the transaction and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement except in the event of fraud;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate; and

•	are subject to the materiality and material adverse effect standards described in the merger agreement, which may differ from what may be viewed as material by you.

Each of Grifols and Talecris has made representations and warranties to the other regarding, among other things:

•	corporate organization, standing and corporate power;

•	capital structure;

•	authority relative to execution and delivery of the merger agreement and the voting agreements;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of entering into the merger agreement and the voting agreements and completing the transaction;

•	governmental filings and consents necessary to complete the transaction;

•	the filing of documents with the SEC since October 6, 2009, in the case of Talecris, and with the CNMV since December 31, 2008, in the case of Grifols, and the information contained in those documents;

•	information supplied for the registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part and for this joint proxy statement/prospectus;

•	the absence of a material adverse effect on such party since December 31, 2009;

•	absence of litigation and investigations;

•	specified contracts;

•	compliance with laws;

•	voting requirements with respect to the transaction, the merger agreement and the transactions contemplated by the merger agreement;

•	brokers’ and advisors’ fees related to the transaction; and

•	opinions of their respective financial advisors.

In addition, Talecris has made other representations and warranties about itself to Grifols regarding, among other things:

•	the structure and organization of its subsidiaries;

•	indebtedness;

•	its outstanding stock options;

•	its restricted stock, restricted stock units and stock-based compensation awards;

•	labor relations;

•	compliance with the Employee Retirement Income Security Act, which is referred to as ERISA;

•	tax matters;

•	absence of tax-related gross-ups;

•	title to properties;

•	intellectual property;

•	insurance;

•	affiliated transactions;

•	state takeover laws and company certificate provisions; and

•	absence of a default or event of default (each, as defined in the indenture under which Talecris’ 7.75% Notes were issued), other than those resulting from the borrowing of funds to be applied to the deposit in connection with the defeasance of the 7.75% Notes.

In addition, Grifols has made other representations and warranties to Talecris regarding its financing commitments.

Conduct of Business Pending the Transaction

Talecris has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the Talecris-Grifols merger. Except as required by law, set forth in the merger agreement, disclosed prior to the execution of the merger agreement or consented to in writing by Grifols (which consent may not be unreasonably withheld or delayed), from the date of the merger agreement until the consummation of the transaction, Talecris has agreed to, and has agreed to cause each of its subsidiaries to:

•	conduct its business in the ordinary course of business; and

•	use its reasonable best efforts to (1) preserve intact its current business organization and goodwill, (2) keep available the services of its current officers, key employees and consultants (but without any obligation to pay any additional compensation or provide additional benefits) and (3) preserve its relationships with customers, suppliers, licensors, licensees, distributors and governmental entities having regulatory dealings with it.

Talecris further has agreed that, except as required by law, disclosed prior to the execution of the merger agreement, set forth in the merger agreement (including any specified exceptions to the provisions described below) or consented to in writing by Grifols (which consent may not be unreasonably withheld or delayed), from the date of the merger agreement until the consummation of the transaction, Talecris and its subsidiaries will not undertake the following actions:

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock;

•	issue, deliver, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, any such shares, voting securities or convertible securities or other equity interests;

•	amend its amended and restated certificate of incorporation, which is referred to as Talecris’ certificate of incorporation, or its bylaws or other comparable charter or organizational documents;

•	directly or indirectly acquire (either by merger, consolidation, purchase of assets, an investment or in any other manner) any entity or division, business or equity interest of any entity, or any assets, rights or properties, except, in each case, for acquisitions of assets, rights or properties in the ordinary course of business, acquisitions not exceeding $1 million in the aggregate, acquisitions in connection with the acquisition or operation of plasma collection centers, and acquisitions of licenses in the ordinary course of business;

•	sell, pledge, dispose of, transfer, abandon, lease or license any material properties, rights or assets exceeding $1 million in the aggregate;

•	incur or otherwise acquire or modify in any material respects the terms of, any indebtedness for borrowed money, or make any loans or advances that would result in the aggregate principal amount of all loans and advances of Talecris and its subsidiaries exceeding $1 million;

•	make or commit to any new capital expenditures in excess of 110% of those disclosed in Talecris’ most recent annual report;

•	pay, discharge, settle or satisfy any material claims, liabilities, obligations or actions, except as required by law or any judgment by a court of competent jurisdiction, in excess of an agreed amount;

•	enter into, materially modify or terminate specified material contracts, except in the ordinary course of business;

•	adopt, enter into, terminate or amend any company benefit plan, except as would not result in a material increase in the cost of the relevant company benefit plan or for amendments and terminations in the ordinary course of business consistent with past practice;

•	except as required pursuant to a company benefit plan, grant, pay or promise to pay any severance or termination pay; increase or promise to increase compensation or fringe benefits; or grant, pay or accelerate payment of any equity or incentive awards or other benefit, or otherwise materially alter any employee benefits; enter into, modify or amend any collective bargaining agreement with any labor union; except that (i) Talecris may establish, and has established, a cash retention program in an aggregate amount not to exceed $15 million to be allocated by the Chief Executive Officer of Talecris to key employees, other than members of Talecris’ Management Committee, with each such retention bonus in an amount ranging from 25-100% of the participant’s annual base salary and payable (1) 33.33% on or about September 10, 2010 or on the effective date of the transactions or the termination of the merger agreement, whichever occurs first, (2) 33.33% on or about January 14, 2011 or on the effective date of the transactions or the termination of the merger agreement, whichever occurs first, and (3) 33.33% on or about June 3, 2011 or 2 months after the effective date of the transactions, whichever occurs first or, in the event of the termination of the merger agreement, the earlier of four months after such termination or June 3, 2011 (with any unpaid installments paid in full in the event that the participant’s employment is terminated without “cause”); and (ii) that Talecris may also provide cash bonus or retention bonus amounts in lieu of equity compensation grants to no more than twenty new hires or promoted employees who would otherwise be eligible for an equity compensation grant, in the ordinary course of business consistent with past practice, in an amount up to $100,000 for vice-president level employees and up to $50,000 for director-level employees, such awards to vest on the same schedule as that applicable to awards made under the $15 million retention plan;

•	change accounting methods, principles or practices, except as required by law or generally accepted accounting principles in the United States;

•	hire or terminate (other than for cause) any employee, except in the ordinary course of business, or enter into an employment agreement with any employee, with an annual base salary of $250,000 or above;

•	effect or permit a “plant closing” or “mass layoff,” as contemplated by the Worker Adjustment and Retraining Notification Act, except any such plant closing or mass layoff affecting any plasma collection center that complies with the Worker Adjustment and Retraining Notification Act;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Talecris or any of its subsidiaries;

•	adopt or change any material method of tax accounting, make or change any material tax election, change an annual accounting period, settle or compromise any material tax liability, suit, claim, action, investigation, proceeding or audit for an amount in excess of amounts reserved or enter into any closing agreements with respect to any material tax liability for an amount in excess of amounts reserved;

•	adopt a stockholder rights plan or similar agreement;

•	take any action that is intended to, or could reasonably be expected to, cause the failure of a closing condition or a material delay in the consummation of the Talecris-Grifols merger; or

•	authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

Grifols has also undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the Talecris-Grifols merger. Except as required by law, set forth in the merger agreement, disclosed prior to the execution of the merger agreement or consented to in writing by Talecris (which consent may not be unreasonably withheld or delayed), from the date of the merger agreement until the consummation of the transaction, Grifols has agreed to, and has agreed to cause each of its subsidiaries to, conduct its business in the ordinary course of business.

Grifols further has agreed that, except as required by law, disclosed prior to the execution of the merger agreement, set forth in the merger agreement or consented to in writing by Talecris (which consent may not be unreasonably withheld or delayed), from the date of the merger agreement until the consummation of the transaction, Grifols and its subsidiaries will not undertake the following actions:

•	amend or propose to amend its certificate of incorporation or ByLaws, other than the adoption of amendments that would facilitate the completion of the Talecris-Grifols merger;

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than semi-annual cash dividends in amounts calculated consistent with past practice, with usual declaration, record and payment dates;

•	acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division of any such corporation, partnership or other business organization, or dispose of assets or securities of Grifols or its subsidiaries, in each case if such acquisition or disposition would reasonably be expected to materially delay or impede the consummation of the Talecris-Grifols merger;

•	change accounting policies or principles, except as required by changes in law or in IFRS or in the rules or policies of the CNMV;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Grifols or any of its material subsidiaries;

•	take any action that is intended to, or could reasonably be expected to, cause the failure of a closing condition or a material delay in the consummation of the Talecris-Grifols merger; or

•	authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

Efforts to Complete the Transaction

Talecris and Grifols have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable to consummate the Talecris-Grifols merger and the other transactions contemplated by the merger agreement and the voting agreements, including, without limitation, preparing and filing as promptly as practicable all documentation to effect all necessary filings, applications and other documents necessary to consummate the Talecris-Grifols merger and the other transactions contemplated by the merger agreement and the voting agreements. Each of Talecris and Grifols agreed that (1) it will make an appropriate filing pursuant to the HSR Act and any other applicable antitrust law as promptly as practicable after the date of the merger agreement, (2) it will supply as promptly as reasonably practicable any additional information and documents that may be requested pursuant to the HSR Act or other applicable antitrust law and (3) it will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Talecris-Grifols merger under the HSR Act, the German Antitrust Law, the Spanish Competition Law, and any other applicable antitrust laws so as to enable the closing to occur no later than the outside date specified in the merger agreement.

Grifols has agreed to use its best efforts to take, or cause to be taken, all actions as may be necessary to resolve such objections, if any, as the FTC, the Antitrust Division, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other person may assert under any law with respect to the transactions contemplated by the merger agreement. Grifols has agreed to use its best efforts to avoid or eliminate each and every impediment under any law that may be asserted by any governmental entity or self-regulatory organization with respect to the Talecris-Grifols merger so as to enable the closing to occur no later than the outside date specified in the merger agreement, including:

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, regardless of the consideration, the sale, divestiture, license or disposition of any assets or businesses of Talecris or its subsidiaries or controlled affiliates or of Grifols or its subsidiaries or controlled affiliates; and

•	otherwise taking or committing to take any actions that after the closing date would limit the freedom of Grifols, Talecris or their subsidiaries’ or controlled affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ businesses, product lines or assets;

in each case, as may be required in order to effect the satisfaction of the conditions to the Talecris-Grifols merger prior to the outside date specified in the merger agreement and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing the closing or delaying the closing beyond the outside date specified in the merger agreement. However, neither Talecris nor any of its subsidiaries will be required to become subject to, or consent or agree to or otherwise take any action with respect to, any order or agreement of or with a governmental entity or self-regulatory organization to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of Talecris or any of its affiliates, unless such order or agreement is binding on Talecris only in the event that the closing occurs. Without the prior written consent of Grifols, Talecris and its subsidiaries are not permitted by the merger agreement to take any action, agree to take any action or consent to the taking of any action with respect to such approval or consent (including, without limitation, with respect to selling, holding separate or otherwise disposing of assets or conducting its business in a specified manner) in connection with obtaining any approval or consent from any person (other than a governmental entity) with respect to the Talecris-Grifols merger. Each of Talecris and Grifols agreed that it will not, nor will it permit any of its subsidiaries to, acquire or agree to acquire any business, assets or division of another company if such acquisition would be reasonably likely to result in the material delay or impairment of (1) the ability of the parties to obtain the applicable antitrust clearances, approvals or waivers with respect to the transactions contemplated by the merger agreement or (2) the expiration or termination of any applicable waiting period.

Talecris has agreed that Grifols will be entitled to determine, direct and have full control over the strategy and process by which the parties will seek required approvals under antitrust laws. To the fullest extent permitted by applicable law, each of Grifols and Grifols Inc., on the one hand, and Talecris, on the other hand, has agreed to use its best efforts to (1) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (2) in the case of Grifols and Grifols Inc., seek Talecris’ review and comments on strategy and submissions in a timely manner; (3) consider in good faith the views of the other party and keep the other party reasonably informed of the status of matters related to the transactions contemplated by the merger agreement, including, without limitation, furnishing the other with any written notices or other communications received by such party from, or given by such party to, the FTC, the Antitrust Division, or any other U.S. or foreign governmental entity or self-regulatory organization and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the merger agreement; and (4) permit the other party to review in draft any communication to be submitted by it to, give reasonable consideration to the other party’s comments thereon, and consult with each other in advance of any in-person or telephonic meeting or conference with, the FTC, the Antitrust Division or any other governmental entity or self-regulatory organization or, in connection with any proceeding by a private party, with any other person, and to the extent permitted, give the other party or its representatives the opportunity to attend and participate in such meetings and conferences in accordance with antitrust law. However, in the event of any disagreement concerning any such filing, submission, investigation, inquiry, proceeding, communication or meeting, Grifols’ determination will be final and conclusive.

Talecris and Grifols have agreed that, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity, self-regulatory organization or private party challenging the Talecris-Grifols merger or any other transaction contemplated by the merger agreement, they will cooperate with each other and use their respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement. Under the merger agreement, Grifols has the right to direct and fully control any such lawsuits or other legal proceedings; provided, however, that, subject to Grifols’ overall direction and control, if Talecris is a party to any such lawsuit or other legal proceeding, Talecris will have the right to act independently in a reasonable manner with respect to any matter to the extent that such matter would reasonably be expected to result in an order that would have an adverse effect on Talecris as a separate company if the Talecris-Grifols merger were not consummated (provided that in such circumstance, Talecris has agreed to consult with Grifols and consider Grifols’ views and comments in good faith). See the section entitled “The Transaction — Regulatory Approvals.”

No Solicitation of Alternative Transactions by Talecris

Talecris has agreed that it, its subsidiaries and their representatives will not, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate the making or consummation of a Talecris takeover proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with or otherwise cooperate with, any Talecris takeover proposal;

•	waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person other than Grifols;

•	take any action to make the provisions of any anti-takeover statute or regulation or anti-takeover provisions in Talecris’ organizational documents inapplicable to any takeover proposal; or

•	resolve, propose or agree to do any of the foregoing actions.

However, prior to Talecris stockholder adoption of the merger agreement, in response to a bona fide written Talecris takeover proposal received from a third party that the Talecris Board of Directors (acting on the recommendation of the Talecris special committee,) determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to constitute a superior proposal, Talecris may, subject to compliance with its non-

solicitation obligations described in this section and its obligation to enter into a confidentiality agreement with such person:

•	furnish information with respect to itself and its subsidiaries to the person making the Talecris takeover proposal, provided that all such information has previously been provided to Grifols or is provided to Grifols prior to or substantially concurrent with the time it is provided to such person making the takeover proposal; and

•	participate in discussions or negotiations with the person making the Talecris takeover proposal.

Prior to Talecris stockholder adoption of the merger agreement, the Talecris Board of Directors may change its recommendation that the Talecris stockholders adopt the merger agreement in response to (1) a superior proposal or (2) a material event other than (x) a superior proposal, (y) an event that constitutes the receipt, existence or terms of a Talecris takeover proposal or any matter relating to a Talecris takeover proposal or consequence of a Talecris takeover proposal or (z) an event or circumstance relating to the likelihood of a failure to obtain the requisite antitrust clearance approvals, or a failure by Grifols to obtain the proceeds of the financing contemplated by the commitment letter (or alternative financing), which material event is referred to as a Non-Superior Proposal Event, if the Talecris Board of Directors concludes in good faith, after consultation with outside legal advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; provided, however, that before such determination to change the Talecris Board of Directors’ recommendation is made, (A) Talecris must have given Grifols three business days’ prior written notice of its intention to make such recommendation change, and (B) Talecris must have considered in good faith any changes to the Grifols’ merger agreement submitted by Grifols in writing and determined that the Talecris takeover proposal continues to constitute a superior proposal relative to Grifols’ latest offer.

Talecris has further agreed to notify Grifols as promptly as practicable (but in no event later than 48 hours) after receipt by Talecris of any Talecris takeover proposal, such notice to include the identity of the person making such Talecris takeover proposal and a copy of such takeover proposal, including draft agreements or term sheets, and amendments to such Talecris takeover proposal. In addition, Talecris has agreed to notify Grifols, orally and in writing, as promptly as practicable (but in no event later than 48 hours) of any material modifications to the terms of any such Talecris takeover proposal.

As of the signing of the merger agreement, Talecris and its subsidiaries and its and their respective directors, officers and other representatives will immediately cease and cause to be terminated all existing discussions or negotiations with any person other than Grifols with respect to any takeover proposal.

A Talecris takeover proposal means any proposal or offer (or any communication or affirmation in support of any previously made proposal or offer) from any third party relating to, or that would be expected to lead to, (1) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of Talecris) or businesses that constitute 20% or more of the revenues, net income or assets of Talecris and its subsidiaries, taken as a whole, or 20% or more of any class of equity securities of Talecris or any significant subsidiary of Talecris, (2) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Talecris or (3) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving Talecris or any of its subsidiaries.

A superior proposal means any bona fide written offer made by a third party that if consummated would result in such third party (or its stockholders) owning, directly or indirectly, 100% of the shares of Talecris common stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Talecris that the Board of Directors of Talecris (acting upon the recommendation of the Talecris special committee,) reasonably determines (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation and taking into account all financial, legal, regulatory and other aspects of such proposal and the person making the proposal) to be (1) more favorable to the stockholders of Talecris than the transactions contemplated by the merger agreement (after giving effect to any changes to the merger agreement proposed by Grifols in response to such offer or otherwise) and (2) reasonably capable of being completed on the terms set forth in the proposal.

No Solicitation of Alternative Transactions by Grifols

Grifols has also agreed that it, its subsidiaries and their representatives will not, directly or indirectly:

•	solicit, initiate or knowingly encourage or facilitate the making or consummation of a Grifols alternative proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information in connection with or otherwise cooperate with, any Grifols alternative proposal;

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend a merger agreement or similar contract with respect to a Grifols alternative proposal; or

•	resolve, propose or agree to do any of the foregoing actions.

A Grifols alternative proposal means any proposal or offer from any third party relating to, or that would be expected to lead to, (1) any direct or indirect sale, disposition or purchase, in one transaction or series of related transactions, of assets (including equity securities of any subsidiary of Grifols) or businesses that constitute 50% or more of the revenues, net income or assets of Grifols and its subsidiaries, taken as a whole, or 40% or more of any class of equity securities of Grifols or any subsidiary, (2) any tender offer or exchange offer that if consummated would result in any person beneficially owning 40% or more of any class of equity securities of Grifols or (3) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving Grifols or any of its subsidiaries.

Talecris Special Meeting; Recommendation of the Talecris Board of Directors

Under the merger agreement, Talecris has agreed to take all lawful action to call, give notice of, convene and hold a special meeting of Talecris stockholders as soon as practicable following the effectiveness of the Form F-4 of which this joint proxy statement/prospectus forms a part, for the purpose of obtaining Talecris stockholders’ adoption of the merger agreement. Talecris has agreed to use reasonable best efforts to solicit such approval by its stockholders. Once Talecris has given notice of the Talecris special meeting, Talecris has agreed not to postpone or adjourn such meeting without the consent of Grifols, other than for an absence of a quorum or to allow additional time for the filing and mailing of any supplemental or additional disclosure that the Talecris Board of Directors has determined is necessary under applicable law.

After careful consideration, and upon the recommendation of a special committee of the Talecris Board of Directors composed solely of directors independent of both Talecris and Talecris Holdings (Talecris’ largest stockholder), the Talecris Board of Directors unanimously approved the merger agreement and determined that entry into the merger agreement is advisable and in the best interests of Talecris and its stockholders. See the section entitled “The Transaction — Talecris’ Reasons for the Transaction; Recommendation of the Talecris Board of Directors.” The Talecris Board of Directors recommends that Talecris stockholders vote “FOR” the adoption of the merger agreement.

Under the merger agreement, neither the Talecris Board of Directors nor any committee of the Talecris Board of Directors may:

•	make a change to the Talecris Board of Directors’ recommendation that Talecris stockholders vote “FOR” the adoption of the merger agreement; or

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow Talecris or any of its subsidiaries to enter into, a merger agreement, letter of intent or other agreement or any tender offer providing for, with respect to, or in connection with, any Talecris takeover proposal.

However, at any time prior to Talecris stockholders’ adoption of the merger agreement, the Talecris Board of Directors may (1) withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) its recommendation that Talecris stockholders vote “FOR” the adoption of the merger agreement or (2) favorably recommend any superior proposal, if the Talecris Board of Directors concludes in good faith, after consultation with outside legal advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, in response to (1) a superior proposal or (2) a material event other than (x) a superior proposal, (y) an event that constitutes the receipt, existence or terms of a Talecris takeover proposal or any matter relating to a Talecris takeover proposal or consequence of a Talecris takeover proposal or (z) an event or circumstance relating to the likelihood of a failure of the absence of restraint condition (as a result of the enactment, issuance, promulgation, enforcement or entry of a restraint under or relating to antitrust laws) or the antitrust condition or a failure of Grifols or Grifols Inc. to conduct the closing or consummate the transactions contemplated by the merger agreement by the outside date specified in the merger agreement because of a failure to receive the proceeds from the financing contemplated by the commitment letter (including any alternate or replacement financing) or otherwise due to a lack of funds.

However, the Talecris Board of Directors may not exercise its right to make a change to its recommendation as described in the paragraph above unless (1) Talecris has given Grifols three business days’ prior written notice of its intention to take such action (which notice must contain the information specified in the merger agreement), (2) if the change to the Talecris Board of Directors’ recommendation is in response to a superior proposal, the Talecris Board of Directors has considered in good faith any changes to the merger agreement committed to in writing by Grifols and has not determined (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) that the superior proposal would no longer constitute a superior proposal if such changes proposed by Grifols were to be given effect and (3) if the change to the Talecris Board of Directors’ recommendation is in response to another material event, during such three-business-day period, if requested by Grifols, Talecris has engaged in good faith negotiations with Grifols to amend the merger agreement in such a manner that obviates the need for a change to the Talecris Board of Directors’ recommendation.

Talecris has also agreed that, as promptly as practicable (and in any event within 48 hours after receipt), it will notify Grifols orally and in writing of any Talecris takeover proposal and any material subsequent modifications to the Talecris takeover proposal (which notice must contain the information specified in the merger agreement). Talecris has agreed that it will not enter into any agreement with any person that prohibits it from providing such information to Grifols.

Grifols Shareholder Meeting; Recommendation of the Grifols Board of Directors

As promptly as reasonably practicable following receipt of the necessary report from the expert appointed by the Commercial Registry of Barcelona relating to the fair value of the shares, businesses or assets and liabilities to be acquired by Grifols through Grifols Inc. in the Talecris-Grifols merger, the Grifols Board of Directors has agreed to take all lawful action to call, give notice of, convene and hold a general meeting of Grifols shareholders to vote on and consider the following matters:

•	amending Grifols’ organizational documents by adopting the form amendments to Grifols ByLaws, a copy of which is attached as Exhibit F to the merger agreement;

•	approving an increase in the share capital of Grifols in accordance with Spanish law for the issuance of the Grifols non-voting shares to be issued and delivered to Talecris stockholders in the transaction as will be necessary to pay the aggregate stock portion of the merger consideration;

•	approving the listing of the Grifols new ADSs on NASDAQ and of the Grifols non-voting shares on the Spanish Stock Exchanges, and quotation on the Automated Quotation System;

•	increasing the number of directors on the Grifols Board of Directors to create an additional vacancy;

•	appointing two individuals designated by Talecris to the Grifols Board of Directors, each for a five-year term;

•	approving the revocation of any corporate resolution that has been submitted to, or passed by, Grifols’ general shareholders meeting prior to the date of the merger agreement regarding or authorizing the redemption or repurchase of all or a part of the Grifols ordinary shares; and

•	delegating to the Grifols Board of Directors the requisite authority to record the Grifols ByLaw amendments in the Commercial Registry of Barcelona as promptly as reasonably practicable following the Grifols shareholder meeting and to effectuate the capital increase, amend Grifols’ organizational documents to increase the capital of Grifols as necessary to pay the aggregate stock portion of the merger consideration and give full effect to the Grifols shareholder approval.

Grifols has agreed to use reasonable best efforts to solicit the approval from the holders of Grifols ordinary shares of all matters described in the bullet points above.

The shareholder matters in the first and second bullet points above (and, in as much as they relate to matters described in the first, second, third and sixth bullet points above) require approval by the affirmative vote of the holders of a majority of the Grifols ordinary shares present in person or represented by proxy at a duly constituted meeting of holders of Grifols ordinary shares at which meeting, (i) if on first call, a quorum of at least 50% of the issued share capital is present or represented by proxy or, (ii) if on second call, a quorum of at least 25% of the issued share capital is present or represented by proxy (unless on such second call less than 50% of the issued share capital is present or represented by proxy, in which case those matters require the affirmative vote of at least two thirds of the share capital present or represented at such meeting). The other matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders, provided there is a quorum as per the foregoing, require the approval by the affirmative vote of the holders of a majority of the Grifols ordinary shares present in person or represented by proxy at a duly constituted meeting of holders of Grifols ordinary shares even if on second call less than two thirds of the share capital are present or represented at such meeting.

The Grifols Board of Directors has recommended that the Grifols shareholders approve all matters described above and has agreed to include such recommendation in Grifols’ board report and any documentation made available to Grifols shareholders or any other third party in connection with the Grifols shareholder meeting. In addition, the Grifols board of directors has agreed not to (1) withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) such recommendation, or (2) take any other action or make any other public statement in connection with the Grifols shareholders meeting inconsistent with such recommendation; provided that the Grifols Board of Directors may change such recommendation and may exclude such recommendation from Grifols Board of Directors Report and any documentation made available to Grifols shareholders or any other third party in connection with the Grifols shareholder meeting if the Grifols Board of Directors concludes in good faith, after consultation with outside legal advisors, that the failure to make such change of recommendation would be inconsistent with its fiduciary duties under applicable law.

Talecris has designated Steven F. Mayer and W. Brett Ingersoll to be appointed to the Grifols Board of Directors. The appointment of Messrs. Mayer and Ingersoll will be considered at the Grifols general meeting of shareholders. Grifols expects to hold its general meeting of shareholders on January 24, 2011, on first call, or, most likely, on January 25, 2011, on second call.

Grifols Covenants and Agreements Relating to the Creation and Issuance of the Grifols Non-Voting Shares

Grifols Board of Director Reports

Grifols has agreed that, as promptly as reasonably practicable following the date of the merger agreement, (1) the Grifols Board of Directors will prepare and approve reports (Informe(s) del consejo de administracion) and other documentation and materials to be made available to the holders of Grifols ordinary shares in accordance with applicable law in connection with the general meeting of Grifols shareholders containing the information required by the Spanish Companies Law (Ley de Sociedades de Capital), on the capital increase and the Grifols ByLaw amendments and (2) Grifols will obtain a report of an independent expert designated by the Commercial Registry of Barcelona on the valuation, as may be required, of the shares, businesses or assets and liabilities of Talecris that Grifols will acquire indirectly through Grifols Inc. in the Talecris-Grifols merger and that are not satisfied by the cash portion of the merger consideration. Grifols will also obtain a report prepared by an auditor, other than Grifols’ independent auditor and designated by the Commercial Registry of Barcelona on the reasonable value of Grifols shares, on the theoretical value of the pre-emption rights which would have applied over the shares being issued and on the reasonableness of the information contained in the Grifols Directors’ Report referred to under (1) above.

Amendment of Grifols’ ByLaws

Grifols has agreed to use reasonable best efforts to pre-clear with the Commercial Registry of Barcelona as promptly as reasonably practicable the form of amendments to Grifols’ ByLaws as attached as Exhibit F to the merger agreement.

Following Grifols shareholders approval, Grifols has agreed, as promptly as reasonably practicable, to (1) record the decision of the Grifols shareholders meeting to approve the amendments to Grifols’ ByLaws, the form of which is attached as Exhibit F to the merger agreement, in a deed of bylaw amendments granted before a Spanish Notary Public and (2) have such deed of bylaw amendments registered with the Commercial Registry of Barcelona.

Spanish Prospectus and Other Filings

Grifols has agreed that, as promptly as reasonably practicable after the date of the merger agreement, Grifols will take all actions reasonably necessary to obtain the registration with and approval by the CNMV of a prospectus (folleto) relating to the Grifols non-voting shares; provided, however, that Grifols will consult with Talecris and provide Talecris a reasonable opportunity to review and comment on the Spanish prospectus and related filings prior to their filing(s) with the CNMV. Grifols has also agreed to use reasonable best efforts to cause the Spanish prospectus to be registered and approved by the CNMV as promptly as reasonably practicable following Grifols shareholders’ approval of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders and will take any other action reasonably required or necessary in connection with the approval and admission to listing process. Talecris has agreed to cooperate with Grifols in the preparation of the Spanish prospectus in a timely fashion and to use all reasonable efforts to assist Grifols in having the Spanish prospectus registered and approved by the CNMV as promptly as reasonably practicable following the Grifols stockholder approval.

Grifols has agreed to notify Talecris promptly following the receipt of any comments from the CNMV and of any request by the CNMV for amendments or supplements to the Spanish prospectus or for additional information and to supply Talecris with copies of all correspondence with the CNMV with respect to the Spanish prospectus. Grifols has agreed to use all reasonable efforts to respond to any comments by the CNMV staff in respect of the Spanish prospectus. Grifols has also agreed to cause the definitive Spanish prospectus to be made publicly available in accordance with applicable law as promptly as reasonably practicable following Grifols stockholder approval.

Issuance of the Grifols Non-Voting Shares

Grifols has agreed that, prior to the effective time of the Talecris-Grifols merger:

•	the Grifols Board of Directors will execute the decision taken at the Grifols shareholders meeting to increase the share capital and issue the Grifols non-voting shares in a number sufficient for the issuance of Grifols ADRs required to be issued and delivered as the stock portion of the merger consideration;

•	Grifols will cause the Grifols non-voting shares to be subscribed and fully paid up with the issuance price per share being higher than the net book value per ordinary share of Grifols, as required under Spanish law;

•	Grifols will (1) record the deed of capital increase, granted before a Spanish notary public and (2) have the deed of capital increase registered with the Commercial Registry of Barcelona, and take all actions, including the payment of any taxes, required for such registration of the deed of capital increase;

•	Grifols will deliver the deed of capital increase to, and make all other filings with, the Spanish Stock Exchanges, the CNMV and the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A., which is the Spanish settlement and clearing system and referred to as Iberclear, necessary for the Grifols non-voting shares to be listed on the Spanish Stock Exchanges and registered in the book-entry registries of Iberclear and in the name of the depositary; and

•	Grifols will cause the Grifols non-voting shares to be issued and delivered as the common stock portion of the share consideration, as contemplated by the merger agreement.

Employee Matters

Grifols has agreed that, for a period of twelve months following the transaction, it will provide to all employees of Talecris or any of its subsidiaries who remain in the active employment of the combined company or any of its affiliates following the transaction, base salary, other compensation opportunities and employee benefits that are in the aggregate substantially similar to the employee benefits provided by Talecris and its subsidiaries immediately prior to the transaction (but without an obligation to issue, or adopt plans providing for the issuance of, equity-based compensation). In addition, Grifols has agreed that, for a period of twelve months following the transaction, it will provide to each employee of Talecris or any of its subsidiaries who remains in the active employment of the combined company or any of its affiliates following the transaction and who is not party to an employment agreement severance benefits in amounts and on terms and conditions no less favorable than the severance benefits that would have been provided to such employee by Talecris and its affiliates prior to the Talecris-Grifols merger.

In addition, to the extent that Talecris employees become eligible to participate in benefit plans of Grifols and its subsidiaries following the transaction, Grifols has agreed to:

•	recognize such employees’ service with Talecris prior to the transaction for purposes of eligibility, vesting and accrual of benefits under any employee benefit plan to the same extent that such service was recognized under the comparable plans of Talecris and its subsidiaries in which such employees participated prior to the transaction (except as would result in a duplication of benefits, for any purposes under a defined benefit pension plan or any post-employment health or welfare plan, or under newly established plans for which prior service with is not taken into account for Grifols’ employees generally);

•	use reasonable best efforts to waive any preexisting condition limitations, exclusions and waiting periods under any such plans that are welfare benefit plans maintained by Grifols or subsidiaries, except to the extent that such pre-existing condition limitations, exclusions and waiting periods would not have been satisfied or waived under the comparable plan of Talecris and its subsidiaries in which such employees participated prior to the transaction; and

•	provide each continuing employee with credit for any copayments and deductibles paid prior to the Talecris-Grifols merger in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan, to the extent credited under the welfare plans maintained by Talecris prior to the Talecris-Grifols merger.

Grifols has no obligation to continue the employment of any Talecris employee or any Talecris benefit plan for any period following the transaction.

Financing Cooperation

Grifols has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the financing on the terms and conditions described in the commitment letter. Specifically, Grifols has agreed that it will use reasonable best efforts to:

•	maintain in effect the commitment letter for the commitment period set forth therein;

•	negotiate definitive agreements with respect to the commitment letter on the terms and conditions set forth in the commitment letter;

•	satisfy on a timely basis all conditions to the funding of the financing contemplated by the commitment letter that are within its control, and comply with its obligations and enforce its rights under the commitment letter; and

•	seek to obtain such third-party consents as may be reasonably required in connection with the financing contemplated by the commitment letter.

Under the merger agreement, Grifols has the right to amend, replace, supplement or otherwise modify, or waive any of its rights under, the commitment letter and/or substitute other debt or equity financing for all or any portion of the financing contemplated by the commitment letter from the same and/or alternative financing sources (including to reduce the amount of the financing) if such amendment, replacement, supplement or other modification to or waiver:

•	does not expand upon the conditions precedent to the financing as set forth in the original commitment letter (whether by adding additional conditions precedent or modifying conditions precedent contained in the original commitment letter);

•	provides for a financing amount not less than the amount necessary to satisfy all of Grifols’ obligations under the merger agreement (including the payment of the merger consideration and the payment of any debt required to be repaid in connection with the transaction and of all fees and expenses reasonably expected to be incurred in connection with the merger agreement) in full after taking into account Grifols’ available, unrestricted cash on hand, cash equivalents and marketable securities and $225 million in reasonably anticipated proceeds from accounts receivable financings, working capital improvements and/or sale-leaseback arrangements; and

•	does not prevent or materially delay the consummation of the transactions contemplated by the merger agreement.

Any financing and related commitment satisfying the conditions above is referred to as a qualifying financing.

If any portion of the financing contemplated by the commitment letter becomes unavailable or Grifols becomes aware of any event or circumstance that makes any portion of such financing unavailable on the terms and conditions contemplated in the commitment letter and such portion is reasonably required to satisfy Grifols’ obligations under the merger agreement, Grifols has agreed to (1) notify Talecris and (2) seek to arrange and obtain qualifying financing as promptly as reasonably practicable following the occurrence of such event. Grifols has agreed to give Talecris prompt notice of any material breach by any party to the commitment letter (or commitment for any alternative financing) or of any condition not likely to be satisfied, in each case, of which Grifols becomes aware or any termination of the commitment letter (or commitment for any alternative financing). In addition, Grifols has agreed to keep Talecris informed on a prompt basis and in reasonable detail of the status of its efforts to arrange the financing contemplated by the commitment letter (or any replacement financing).

Grifols has agreed to refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the commitment letter or in any definitive agreement with respect to the commitment letter.

Grifols has agreed to use its reasonable best efforts to enforce its rights under the commitment letter and to cause the lenders and the other persons providing such financing (or any alternative financing) to fund the financing (or alternative financing) required to consummate the Talecris-Grifols merger (including the related refinancings) on the closing date contemplated by the merger agreement, including by commencing a litigation proceeding against any breaching financial institution or institutions in which Grifols will use its reasonable best efforts to compel such breaching institution or institutions to provide its portion of such financing as required.

Grifols has agreed to use reasonable best efforts to maintain, available to itself, sufficient available, unrestricted cash on hand, cash equivalents and marketable securities and $225 million in reasonably anticipated proceeds from working capital improvements, accounts receivable financings and/or sale-leaseback arrangements so that it is able to satisfy all of its obligations under the merger agreement (including the payment of the merger consideration, the payment of any debt required to be repaid in connection with the transaction and of all fees and expenses reasonably expected to be incurred in connection with the merger agreement).

Talecris has agreed to use its reasonable best efforts to, and to cause each of its subsidiaries and representatives to, cooperate with Grifols in connection with reasonable requests from Grifols in connection with obtaining financing for the Talecris-Grifols merger (including the related refinancings). Such cooperation may include using reasonable best efforts to (1) provide information on Talecris and its subsidiaries, (2) participate in a reasonable number of meetings, presentations and road shows, drafting sessions, due diligence sessions and sessions with rating agencies, (3) assist in the preparation of documents reasonably required in connection with obtaining the necessary financing, (4) consent to the use of the Talecris logo subject to specified limitations, (5) execute and deliver customary certificates, accounting comfort letters, legal opinions and other documents reasonably requested by Grifols and customary in connection with obtaining financing, (6) assist in preparing and entering into specified agreements, (7) cause its independent accountants to use their reasonable best efforts to provide customary comfort letters to the underwriters in connection with obtaining the financing and to provide customary consents for inclusion of their audit reports in the registration statements of Talecris, (8) provide the requisite authorization letters and representations to Grifols’ financing sources, (9) facilitate contact between Grifols’ financing sources and the principal existing lenders of Talecris and (10) reasonably cooperate with Grifols’ financing sources’ due diligence.

Talecris and Grifols agreed that Grifols is not obligated to (1) obtain alternative financing on terms materially less favorable in the aggregate to Grifols than the terms and conditions set forth in the commitment letter, (2) (x) issue any equity securities, (y) except in connection with accounts receivable financings, working capital improvements and sale-leaseback arrangements and similar transactions contemplated by the commitment letter, divest, sell, license or otherwise dispose of (including holding separate pending such disposition) any assets or (3) engage in any transaction similar to the transactions described in (1) and (2). However, the lack of such obligations does not relieve Grifols from any obligation or consequence that may arise under the merger agreement (including, for example, payment of the reverse break-up fee) if Grifols or Grifols Inc. fails to conduct the closing or consummate the Talecris-Grifols merger and the other transactions contemplated by the merger agreement by the outside date specified in the merger agreement because of a failure to receive the proceeds from the financing contemplated by the commitment letter (or any alternate or replacement financing) or otherwise due to a lack of funds.

Board of Directors of Grifols After the Transaction

Grifols has agreed that it will use reasonable best efforts to solicit approval from its shareholders to (1) increase the number of directors that constitutes the Grifols Board of Directors to create an additional vacancy, and (2) appoint two individuals who are designated by Talecris each for a five-year term (however, in the event that either of such individuals ceases to hold office prior to the expiration of his or her term, Talecris will not have the right to designate his or her replacement).

Other Covenants and Agreements

Talecris Indebtedness

Talecris has agreed to use its reasonable best efforts to provide cooperation reasonably requested by Grifols in connection with the defeasance and/or discharge of its 7.75% Notes. Specifically, Talecris has agreed that, at Grifols’ request, it will use reasonable best efforts to cause the covenant defeasance of the 7.75% Notes pursuant to the defeasance provisions of the indenture that the 7.75% Notes were issued under; provided that Grifols has delivered to Talecris or the paying agent sufficient funds to effect such defeasance and/or discharge, and Talecris is not required to cause any defeasance (or give any irrevocable notice of any such defeasance, or take any other irrevocable actions in respect of such defeasance) prior to the closing date of the Talecris-Grifols merger.

Talecris has agreed to use its reasonable best efforts to provide cooperation reasonably requested by Grifols in connection with any offers to purchase commenced by Grifols with respect to all or a portion of the 7.75% Notes; provided any such tender offer is conducted in compliance with applicable laws and SEC rules and regulations, and any such tender offer is not consummated until, and is explicitly conditioned upon the occurrence of, the consummation of the Talecris-Grifols merger.

Talecris has agreed to use its reasonable best efforts to cooperate in connection with any consent solicitation with respect to the amendment or waiver of any of the terms of the indenture under which the 7.75% Notes are issued; provided that such consent solicitation is conducted in compliance with applicable laws and SEC rules and regulations and any such consent solicitation is consummated no earlier than, and is explicitly conditioned upon the occurrence of, the consummation of the Talecris-Grifols merger.

If the merger agreement is terminated prior to the consummation of the Talecris-Grifols merger (other than in specified limited circumstances), Grifols has agreed to reimburse Talecris for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by Talecris or any of its subsidiaries pursuant to actions taken as described above. In addition, Grifols has generally agreed to indemnify the officers and directors of Talecris and its subsidiaries for any actions taken as described above.

Access to Information; Confidentiality

To the extent permitted by applicable law, each of Grifols and Talecris has agreed to afford to the other party, and to the other party’s officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access to all of its and its subsidiaries’ properties, books, contracts, commitments, personnel and records as each of Grifols and Talecris may from time to time reasonably request. While the merger agreement is in force, Talecris has agreed to furnish promptly to Grifols (1) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (2) all other information concerning its and its subsidiaries’ business, properties and personnel as Grifols may reasonably request; provided, however, that nothing in the merger agreement requires either party (a) to permit any inspection, or to disclose any information, that would result in the disclosure of any trade secrets of third parties or violate any obligations with respect to confidentiality to a third party, (b) to disclose any information if such disclosure could result in the loss of attorney-client privilege, (c) to disclose any information if such disclosure would constitute a violation of any applicable law, (d) to permit the other party or any of its representatives to perform any onsite procedure with respect to any of its or its subsidiaries’ properties, (e) to disclose new applications (IND, BLA or equivalent), prior approval supplements or their equivalents, or submissions classifiable as CBE or CBE 30, (f) to disclose competitively sensitive information or (g) to compile or develop information not compiled or developed for its own purpose; provided, further, however, that with respect to the foregoing clauses (a)-(g), the applicable party will use its reasonable best efforts to (A) obtain the required consent of any third party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other party, provided that any such efforts do not obligate the party to incur any costs or other liabilities in connection therewith.

Grifols and Talecris have agreed to hold, and to cause their respective representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with, and otherwise abide by and be subject to, the terms and conditions of the confidentiality agreement dated as of February 2, 2010 between Grifols and Talecris.

Public Announcements

Except with respect to any change of recommendation by either party’s Board of Directors made in accordance with the terms of the merger agreement, Grifols and Talecris have agreed to consult with each other before issuing, and will give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by the merger agreement, and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

Listing

Grifols has agreed to use its reasonable best efforts to cause the Grifols ADRs to be issued in the Talecris-Grifols merger to be approved for listing on NASDAQ and to cause the Grifols non-voting shares to be approved for listing, and remain listed, on the Spanish Stock Exchanges, and quoted on the Automated Quotation System. Grifols will apply to have the Grifols non-voting shares, which will be issued and delivered as part of the merger consideration, listed on NASDAQ in the form of the Grifols new ADSs, as evidenced by ADRs.

Control of Operations

Each of Talecris and Grifols acknowledges that nothing contained in the merger agreement will give Grifols, directly or indirectly, the right to control or direct Talecris’ operations prior to the effective time of the Talecris-Grifols merger. Prior to the effective time of the Talecris-Grifols merger, Talecris will exercise, consistent with the terms and conditions of the merger agreement, complete control, management and supervision over its operations.

Indemnification and Insurance

The merger agreement provides that, upon completion of the transaction, Grifols will cause Stream Merger Sub, as the surviving entity in the transaction, to indemnify, hold harmless and advance expenses to all past and present directors and officers of Talecris, to the same extent they are indemnified or have the right to advancement of expenses under Talecris’ charter documents or disclosed agreements.

Grifols agrees that, for a period of six years after the effective date of the Talecris-Grifols merger, the surviving entity of such merger will assume from Talecris the obligation to indemnify and advance expenses to directors and officers of Talecris for acts or omissions occurring at or prior to the completion of the transaction, to the extent provided for in Talecris’ certificate of incorporation, bylaws or any other indemnification contract between Talecris and its directors or officers.

Grifols has agreed that, for six years from and after the effective time of the Talecris-Grifols merger, Grifols will cause the surviving entity of the transaction, Stream Merger Sub, to maintain in effect Talecris’ current directors’ and officers’ liability insurance (or such other insurance that is no less favorable to the indemnified parties than Talecris’ current directors’ and officers’ liability insurance) in respect of acts or omissions occurring at or prior to the completion of the Talecris-Grifols merger. Grifols has agreed that such insurance will cover each person currently covered by Talecris’ directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of the merger agreement. Talecris may, at its election, substitute such insurance with a single premium tail policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of Talecris. If Talecris does not so substitute, Talecris has agreed that Grifols may (1) substitute such insurance with policies of Grifols, from an insurance carrier with the same or better credit rating as Talecris’ current insurance carrier, containing terms with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers or (2) request that Talecris obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the completion of the Talecris-Grifols merger). Neither Talecris nor Grifols is required to pay a one-time premium (in connection with a single premium tail policy described above) in excess of the agreed amount or be obligated to pay annual premiums (in connection with any other directors’ and officers’ insurance policy described above) in excess of the agreed annual premiums.

Agreements with Respect to Stream Merger Sub

Under the merger agreement, Talecris agreed to cause its newly formed, wholly owned subsidiary, Stream Merger Sub, to sign a joinder agreement that makes Stream Merger Sub a party to, and therefore bound by the terms of, the merger agreement.

Talecris also agreed that, immediately following the organization of Stream Merger Sub, Talecris, as the sole stockholder of Stream Merger Sub, will adopt the reincorporation plan of merger attached as Exhibit C to the merger agreement and the plan of merger attached as Exhibit E to the merger agreement.

Agreements with Respect to Appraisal or Dissenters’ Rights

Under the merger agreement, Grifols has agreed to notify Talecris in a writing at least ten calendar days prior to the anticipated closing date of the transaction (or, if the anticipated closing date is set on less than ten calendar days in advance of the anticipated closing of the transaction, then within 48 hours of the setting of the anticipated closing date) of its intention not to effect the transaction and conduct the closing due to the failure of the dissenting shares condition. The dissenting shares condition provides that Grifols’ and Grifols Inc.’s obligation to effect the transaction is subject to the satisfaction (or, where legally permissible, waiver) of the condition that either (1) the aggregate number of dissenting shares held by holders who have complied in all respects with the procedures set forth in Section 262 of the DGCL, who have taken all steps required in order to perfect appraisal rights and who have not withdrawn a request for such rights or failed to act to perfect any such rights does not exceed 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, or (2) Talecris Holdings has agreed to indemnify Grifols for the full incremental cost (calculated as described below), if any, for the dissenting shares exceeding such 15% threshold. This condition, however, will automatically be deemed to have been waived by Grifols if Grifols either does not deliver a notice or delivers a notice that is untimely pursuant to the merger agreement, and either Talecris or Talecris Holdings is actually prejudiced as a result of such untimely delivery. The incremental cost per dissenting share is calculated by subtracting (i) the deemed value of the per share merger consideration (with the deemed value of the stock portion of the merger consideration determined based on volume weighted average of all of the daily volume weighted average prices of the Grifols ordinary shares calculated for each of the 20 consecutive trading days ending on the second full trading day prior to the effective time of the Talecris-Grifols merger, as such volume weighted average prices are calculated on the VAP screen on the Bloomberg Professionaltm Service and shown as VWAP for each such daily period or, if not calculated by such service, another authoritative source) from (ii) the amount to be paid in respect of each dissenting share (including interest thereon) as determined by the Delaware Chancery Court in accordance with the DGCL.

Conditions to Complete the Transaction

Each of Talecris’, Grifols’ and Grifols Inc.’s obligations to effect the transaction is subject to the satisfaction (or, where legally permissible) waiver of the following conditions, which is referred to as the mutual conditions:

•	the adoption of the merger agreement by the holders of a majority of the outstanding shares of Talecris common stock;

•	the approval of the following matters by the majority described under “Grifols Shareholder Meeting; Recommendation of the Grifols Board of Directors”;

•	amending Grifols’ organizational documents by adopting the form amendments to Grifols ByLaws, a copy of which is attached as Exhibit F to the merger agreement;

•	approving an increase in the share capital of Grifols in accordance with Spanish law for the issuance of the Grifols non-voting shares to be issued and delivered to Talecris stockholders in the transaction as will be necessary to pay the aggregate stock portion of the merger consideration;

•	approving the listing of the Grifols new ADSs on NASDAQ and of the Grifols non-voting shares on the Spanish Stock Exchanges, and quotation on the Automated Quotation System;

•	increasing the number of directors on the Grifols Board of Directors to create an additional vacancy;

•	appointing two individuals designated by Talecris to the Grifols Board of Directors, each for a five-year term;

•	approving the revocation of any corporate resolution that has been submitted to, or passed by, Grifols’ general shareholders meeting prior to the date of the merger agreement regarding or authorizing the redemption or repurchase of all or a part of the Grifols ordinary shares; and

•	delegating to the Grifols Board of Directors the requisite authority to record the Grifols ByLaw amendments in the Commercial Registry of Barcelona as promptly as reasonably practicable following the Grifols shareholder meeting and to effectuate the capital increase, amend Grifols’ organizational documents to increase the capital of Grifols as necessary to pay the aggregate stock portion of the merger consideration and give full effect to the Grifols shareholder approval;

•	the absence of restraint condition, or the absence of any temporary restraining order or preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction that prohibits or prevents the completion of the Talecris-Grifols merger; the absence of any law enacted, issued, enforced, entered or promulgated that prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement;

•	the antitrust condition, or the expiration or termination of all applicable waiting periods under (1) the HSR Act and (2) the German Antitrust Act with respect to the transactions contemplated by the merger agreement and the receipt of all applicable approvals and authorizations under the Spanish Competition Law with respect to the transactions contemplated by the merger agreement, whether implicitly through the expiration of any waiting period or explicitly by resolution; and

•	the effectiveness under the Securities Act of the registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part and the absence of any stop order or proceedings initiated by the SEC for that purpose.

Talecris’ obligation to effect the Talecris-Grifols merger is subject to the satisfaction or (where legally permissible) waiver of the following conditions, which is referred to as the additional closing conditions for Talecris’ benefit:

•	the Grifols representations and warranties condition, or

•	the truth and correctness in all material respects, as of the date of the merger agreement and of the closing date, of Grifols’ representations and warranties regarding its authority to consummate the Talecris-Grifols merger, the absence of contravention against specified laws, the financing and the vote necessary to obtain the requisite Grifols shareholder approval;

•	the truth and correctness in all but de minimis respects, as of the date of the merger agreement and of the closing date, of Grifols’ representations and warranties regarding its capital structure;

•	the truth and correctness in all respects, as of the date of the merger agreement and of the closing date, of Grifols’ representations and warranties regarding the absence of a material adverse effect on it; and

•	the truth and correctness, as of the date of the merger agreement and of the closing date, of all of Grifols’ other representations and warranties contained in the merger agreement, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Grifols;

•	the performance or compliance, in all material respects, of Grifols and Grifols Inc. of all of their obligations under the merger agreement at or prior to the consummation of the transaction;

•	the approval and registration of a prospectus relating to the Grifols non-voting shares or of such other documentation required under applicable Spanish law;

•	the valid issuance of the Grifols non-voting shares;

•	the admission of the Grifols non-voting shares for listing on the Spanish Stock Exchanges, and quotation on the Automated Quotation System and the approval for listing on NASDAQ of the Grifols non-voting shares in the form of Grifols new ADSs evidenced by ADRs, subject to official notice of issuance; and

•	the granting before a Spanish public notary, and registration by the Commercial Registry of Barcelona, of the necessary deeds in connection with the issuance of the Grifols non-voting shares and the amendments of the Grifols’ ByLaws (estatutos), which is referred to as Grifols’ ByLaws, required for such issuance.

Grifols’ and Grifols Inc.’s obligation to effect the Talecris-Grifols merger is subject to the satisfaction or waiver of the following conditions, which is referred to as the additional closing conditions for Grifols’ benefit:

•	the Talecris representations and warranties condition, or

•	the truth and correctness in all material respects, as of the date of the merger agreement and of the closing date, of Talecris’ representations and warranties regarding its authority to consummate the transaction, the vote required for the Talecris stockholders to adopt the merger agreement, the absence of conflict with state takeover laws, fees paid to brokers and advisors and the absence of conflict with Talecris’ organization documents as a result of the transaction;

•	the truth and correctness in all but de minimis respects, as of the date of the merger agreement and of the closing date, of Talecris’ representations and warranties regarding its capital structure;

•	the truth and correctness in all respects, as of the date of the merger agreement and of the closing date, of Talecris’ representations and warranties regarding the absence of a material adverse effect on it; and

•	the truth and correctness, as of the date of the merger agreement and of the closing date, of all of Talecris’ other representations and warranties contained in the merger agreement, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Talecris;

•	the performance or compliance, in all material respects, of Talecris of all of its obligations under the merger agreement at or prior to the consummation of the transaction;

•	the delivery by Stream Merger Sub of the resignation of each member of its Board of Directors, effective as of the Closing of the Talecris-Grifols merger; and

•	either:

•	the aggregate number qualifying dissenting shares does not exceed 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, or

•	if the aggregate number of qualifying dissenting shares exceeds this 15% threshold, Talecris Holdings agrees to indemnify Grifols for the total incremental cost (by which the appraised fair value exceeds the value of the merger consideration), if any, for the dissenting shares exceeding the 15% threshold (calculated as described in the section entitled “The Transaction — Agreements with Respect to Appraisal or Dissenting Shares.”);

however, this condition will automatically be deemed to have been waived if Grifols does not deliver notice of its intention not to effect the transaction and conduct the closing due to the failure of the condition described above, or delivers a notice that is untimely and either Talecris or Talecris Holdings is actually prejudiced as a result of such untimely delivery . This condition is referred to as the dissenting shares condition. Qualifying dissenting shares are shares held by holders who have complied in all respects with the procedures set forth in Section 262 of the DGCL and have taken all steps required in order to perfect such rights and who have not withdrawn his or her or their requests for such rights or failed to act to perfect any such rights.

No assurance can be provided as to when or if all of the conditions to the transaction can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, Grifols and Talecris have no reason to believe that any of these conditions will not be satisfied.

Any of the conditions described above may be waived at any time, before or after the receipt of Talecris stockholder approval. Under the merger agreement, the mutual conditions may be waived by both Grifols and Talecris acting together, the additional closing conditions for Talecris’ benefit may be waived by Talecris in its sole discretion and the additional closing conditions for Grifols’ benefit may be waived by Grifols in its sole discretion, in each case, to the extent permitted by law. However, stockholders are advised that, under applicable law or regulation, one or both parties may not be permitted to complete the merger if any of the mutual conditions or any of the Talecris conditions relating to valid issuance of the Grifols non-voting shares or relating to the deeds and by-law amendments necessary for the issuance of the Grifols nonvoting shares are not satisfied, even if waived by Talecris.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the Talecris-Grifols merger by the mutual written consent of Talecris and Grifols. Also, subject to specified qualifications and exceptions described below, either Talecris or Grifols may terminate the merger agreement at any time prior to the completion of the Talecris-Grifols merger if:

•	the transaction does not occur on or before the outside date; however, the right to terminate the merger agreement under the circumstances described in this bullet point will not be available (1) except as described below, to a party whose breach of an agreement or covenant in the merger agreement has been a proximate cause of, or resulted in, the failure of the Talecris-Grifols merger to be consummated on or before the outside date, (2) to Talecris, if Talecris Holdings’ material breach of the Talecris voting agreement has been a proximate cause of, or resulted in, the failure of the Talecris-Grifols merger to be consummated on or before the outside date or (3) to Grifols, if the material breach (or breaches) by one or more of the Grifols shareholders who is a party to a Grifols voting agreement has (or have) been, individually or in the aggregate, a proximate cause of, or resulted in, the failure of the Talecris-Grifols merger to be consummated on or before the outside date;

As an exception to clause (1), Grifols has the right to terminate the merger agreement under the circumstances described in the bullet above even if it or Grifols Inc. breaches the merger agreement in a manner (x) that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) Grifols’ or Grifols Inc.’s covenants to obtain the financing contemplated by the commitment letter (or alternative financing) or to obtain all the requisite approvals and clearances for the transactions contemplated by the merger agreement under all applicable antitrust laws or (y) that causes or results in, or would cause or result in, a failure of Grifols or Grifols Inc. to conduct the closing or consummate the transactions contemplated by the merger agreement by the outside date because of a failure to receive the proceeds from the financing contemplated by the commitment letter (or alternative financing) or otherwise due to a lack of funds, or a failure of either of the antitrust condition or the absence of restraint condition (as a result of the enactment, issuance, promulgation, enforcement or entry of a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree under or relating to antitrust laws). However, this exception will not apply if (A) Grifols or Grifols Inc. breaches its respective obligations to consummate the transaction and to conduct the closing upon the satisfaction or (to the extent legally permitted) waiver of the mutual conditions and the conditions to the obligations of Grifols’ and Grifols Inc.’s obligations to effect the transaction if the financing contemplated by the commitment letter (or alternative financing) (including any bridge or interim financing that is part of such financing or such alternative financing) is available, in accordance with the terms and conditions of such financing, (B) Grifols or Grifols Inc. breaches Grifols’ obligations to use its reasonable best efforts to enforce its rights under the commitment letter and to cause the lenders and the other persons providing such financing contemplated by the commitment letter (or alternative financing) to fund such financing (or alternative financing) required to consummate the transaction on the closing date in accordance with the terms of such financing (or alternative financing), including by commencing a litigation proceeding against any breaching financial institution or institutions in which Grifols will use its reasonable best efforts to compel such breaching institution or institutions to provide its portion of such financing as required or (C) Grifols breaches its obligations to negotiate definitive agreements with respect to the financing contemplated by the commitment letter on the terms and conditions set forth in the commitment letter and Talecris is entitled to seek (and has sought and continues to seek) specific performance of the applicable breach pursuant to the merger agreement;

In the event that Grifols terminates the merger agreement under the circumstances described above, including circumstances where Grifols or Grifols Inc. has breached the merger agreement, but still has the right to terminate the merger agreement under the circumstances described above, Talecris may be entitled to break-up fee. The merger agreement provides that if specified conditions are met, and the merger agreement is nonetheless terminated under specified circumstances, by Grifols or Talecris, relating to (x) a failure to obtain the requisite antitrust clearances and approvals (including a failure to satisfy the absence of restraint condition as described under the section entitled “The Merger Agreement — Conditions to Complete the Transaction” as a result of the enactment, issuance, promulgation, enforcement or entry of a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree under or relating to antitrust laws), or a failure by Grifols to obtain the necessary financing for the transaction (including the refinancings required in connection with the transaction) or (y) a breach by Grifols of its covenants relating to antitrust clearances and approvals, or relating to the necessary financing for the transaction (including the refinancings required in connection with the transaction), Grifols will be obligated to pay Talecris a break-up fee of $375 million;

•	a final, non-appealable order, injunction or decree permanently enjoining or prohibiting either merger has been issued by a court or other governmental entity of competent jurisdiction; provided, except as described below, that the right to terminate in circumstances described in this bullet point will not be available to any party whose breach of an agreement or covenant in the merger agreement has been a proximate cause of, or resulted in, such order, injunction or decree;

As an exception to the proviso above, Grifols has the right to terminate the merger agreement under the circumstances described in the bullet above even if it or Grifols Inc. breaches the merger agreement in a manner that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) Grifols’ or Grifols Inc.’s covenants to obtain all the requisite approvals and clearances for the transactions contemplated by the merger agreement under all applicable antitrust laws;

In the event that Grifols terminates the merger agreement under the circumstances described above, including circumstances where Grifols or Grifols Inc. has breached the merger agreement, but still has the right to terminate the merger agreement under the circumstances described above, Talecris may be entitled to break-up fee. The merger agreement provides that if specified conditions are met, and the merger agreement is nonetheless terminated under specified circumstances, by Grifols or Talecris, relating to (x) a failure to obtain the requisite antitrust clearances and approvals (including a failure to satisfy the absence of restraint condition as described under the section entitled “The Merger Agreement — Conditions to Complete the Transaction” as a result of the enactment, issuance, promulgation, enforcement or entry of a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree under or relating to antitrust laws) or (y) a breach by Grifols of its covenants relating to antitrust clearances and approvals, Grifols will be obligated to pay Talecris a break-up fee of $375 million;

•	the Talecris special meeting concludes without the adoption of the merger agreement by the Talecris stockholders; provided, however, that the right to terminate under the circumstances described in this bullet point will not be available to (1) any party whose breach of an agreement or covenant in the merger agreement has been a proximate cause of, or resulted in, such failure or (2) Talecris, if the material breach of an agreement or covenant of Talecris Holdings in the Talecris voting agreement has resulted in such failure; or

•	the Grifols shareholder meeting concludes without the approval by the Grifols shareholders of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders; provided, however, that the right to terminate in circumstances described in this bullet point will not be available to (1) any party whose breach of an agreement or covenant in the merger agreement has been a proximate cause of, or resulted in, such failure or (2) Grifols, if the material breach of any of the agreements or covenants contained in one or more of the Grifols voting agreements by one or more parties subject to a Grifols voting agreement has, individually or in the aggregate, resulted in such failure.

Grifols may terminate the merger agreement at any time if:

•	Talecris breaches its representations, warranties or covenants, which breach or failure to perform would result in a failure of any of the additional closing conditions for Grifols benefit (for a description of these conditions, see the section entitled “The Merger Agreement — Conditions to Complete the Transaction”), and such breach or failure to perform is not cured or is not curable by the outside date;

•	prior to the adoption of the merger agreement by Talecris stockholders, the Talecris Board of Directors changes its recommendation that the Talecris stockholders adopt the merger agreement in response to a superior proposal or an intervening event; or

•	Talecris Holdings breaches the representations, warranties, covenants and agreements of the Talecris voting agreement with the result that Talecris is unable to comply in all material respects with its obligations to call the Talecris special meeting and solicit the approval of the Talecris stockholders of the proposal to adopt the merger agreement.

Talecris may terminate the merger agreement at any time if:

•	Grifols breaches its representations, warranties or covenants, which breach or failure to perform would result in a failure of the condition concerning the effectiveness under the Securities Act of the registration statement on Form F-4 of which this joint proxy statement/prospectus forms a part or any of the conditions to Talecris’ obligation to complete the transaction, and such breach or failure to perform is not cured or is not curable by the outside date;

•	prior to approval by Grifols shareholders of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders, the Grifols Board of Directors changes its recommendation that the Grifols shareholders approve the proposal to approve such matters; or

•	one or more of the Grifols shareholders who are parties to a Grifols voting agreement breaches the representations, warranties, covenants and agreements of its voting agreement with the result that Grifols is unable to comply in all material respects with its obligations to call the Grifols shareholders meeting and solicit the approval of the Grifols shareholders of the proposal to approve the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders.

Effect of Termination

Except as described in the paragraph below, in the event the merger agreement is terminated as described above, the merger agreement will become void and neither Grifols, Grifols Inc., nor Talecris will have any liability under the merger agreement; however, Grifols, Grifols Inc., and Talecris will remain liable for damages resulting from fraud or willful breach of the merger agreement by such party; and designated provisions of the merger agreement, including those relating to the confidential treatment of information, payment of fees and expenses (including termination fees) and the indemnification of Talecris in connection with arranging the financing and actions relating to the Talecris debt, will survive termination of the merger agreement.

Subject to Talecris’ right to seek or obtain an injunction or specific performance with respect to specified matters described in the section entitled “The Merger Agreement — Governing Law; Jurisdiction; Specific Performance,” Talecris has agreed that, to the extent it has incurred losses or damages in connection with (or following) Grifols’ or Grifols Inc.’s breach of the merger agreement in any manner:

•	that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) Grifols’ or Grifols Inc.’s covenants to obtain the financing contemplated by the commitment letter (or alternative financing) or to obtain all the requisite approvals and clearances for the transactions contemplated by the merger agreement under all applicable antitrust laws; or

•	that causes or results in, or would cause or result in, a failure of Grifols or Grifols Inc. to conduct the closing or consummate the transactions contemplated by the merger agreement by the outside date because of a failure to receive the proceeds from the financing contemplated by the commitment letter (or alternative financing) or otherwise due to a lack of funds, or a failure of either of the antitrust condition or the absence of restraint condition (as a result of the enactment, issuance, promulgation, enforcement or entry of a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree under or relating to antitrust laws), then (1) the maximum aggregate liability of Grifols and Grifols Inc. for monetary damages under the merger agreement in respect of such incurred losses or damages (including the payment of the break-up fee or termination fee described in the sections entitled “The Merger Agreement — Termination Fees; Expenses — Grifols Break-Up Fee” and “The Merger Agreement — Termination Fees; Expenses — Grifols Termination Fee”, if applicable) will be limited to $375 million and (2) in no event will Talecris seek to recover any monetary damages (or obtain specific performance of payment) in excess of such amount.

Termination Fees; Expenses

Grifols Break-Up Fee

Grifols has agreed to pay Talecris a reverse break-up fee in the amount of $375 million in the following circumstances:

•	if the merger agreement is terminated by either party, pursuant to the termination provisions, because the transaction has not been consummated on or before the outside date, and at the time of such termination (1) Talecris stockholder approval has been obtained, (2) no temporary restraining order, injunction or other judgment, order or decree of any court or agency of competent jurisdiction that prohibits the consummation of the transaction has been issued, and no law has been enacted, issued, enforced, entered or promulgated that prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement (other than the enactment, issuance, enforcement or entry of a temporary restraining order, injunction or other judgment, order or decree under antitrust laws), (3) the condition concerning the truth and correctness of Talecris representations and warranties has been satisfied, (4) Talecris has complied in all material respect with all of its obligations under the merger agreement and (5) the failure of the closing to have occurred on or by the outside date was not due to Talecris’ invocation of failure of the Grifols representations and warranties condition;

•	if the merger agreement is terminated by either party, pursuant to the termination provisions, because a governmental entity of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting either merger, and such order or action has become final and nonappealable, and at the time of such termination (1) Grifols is not permitted to terminate the merger agreement due to Talecris’ breach or failure to perform any of its representations, warranties, covenants or agreements that would cause a failure of a closing condition and (2) there is no state of facts or circumstances that would reasonably be expected to cause the closing condition concerning Talecris stockholder adoption of the merger agreement and the absence of restraint condition not to be satisfied on or prior to the outside date (except for facts or circumstances resulting from the enactment, issuance, promulgation, enforcement or entry of a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree under or relating to antitrust laws); or

•	if the merger agreement is terminated by Talecris under circumstances where Grifols has breached the merger agreement in a manner (x) that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) Grifols’ or Grifols Inc.’s covenants to obtain the financing contemplated by the commitment letter (or alternative financing) or to obtain all the requisite approvals and clearances for the transactions contemplated by the merger agreement under all applicable antitrust laws or (y) that causes or results in, or would cause or result in, a failure of Grifols or Grifols Inc. to conduct the closing or consummate the transactions contemplated by the merger agreement by the outside date because of a failure to receive the proceeds from the financing contemplated by the commitment letter (or alternative financing) or otherwise due to a lack of funds, or a failure of either of the antitrust condition or the absence of restraint condition (as a result of the enactment, issuance, promulgation, enforcement or entry of a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree under or relating to antitrust laws) and such breach or failure to perform would result in a failure of any of additional closing conditions for Talecris’ benefit, and such breach or failure to perform is not cured or is not curable by the outside date, and at the time of such termination, (1) Grifols is not permitted to terminate the merger agreement due to Talecris’ breach of any of its representations, warranties, covenants or agreements and there is no state of facts or circumstances that would reasonably be expected to cause the closing condition concerning Talecris stockholder adoption of the merger agreement and the absence of restraint condition not to be satisfied on or prior to the outside date (except for facts or circumstances resulting from the enactment, issuance, promulgation, enforcement or entry of a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree under or relating to antitrust laws).

The payment by Grifols of the $375 million break-up fee will be included in the determination of the $375 million maximum aggregate liability, as described in the section entitled “The Merger Agreement — Effect of Termination.”

Grifols Termination Fee

Grifols has agreed to pay Talecris a termination fee in the amount of $100 million in the following circumstances:

•	if the Grifols Board of Directors changes its recommendation that the Grifols shareholders approve the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders and the merger agreement is terminated by either Talecris or Grifols because the Grifols shareholder meeting concludes without the approval of the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders by the Grifols shareholders; or

•	if the merger agreement is terminated by Talecris because one or more of the Grifols shareholders who are parties to a Grifols voting agreement breaches the representations, warranties, covenants and agreements of its voting agreement with the result that Grifols is unable to comply in all material respects with its obligations to call the Grifols shareholders meeting and solicit the approval of the Grifols shareholders of the proposal to approve the matters relating to the Talecris-Grifols merger requiring the approval of the Grifols shareholders.

The payment by Grifols of the $100 million termination fee will be included in the determination of the $375 million maximum aggregate liability, as described in the section entitled “The Merger Agreement — Effect of Termination.”

In the event that both the $375 million break-up fee and the $100 million termination fee become payable by Grifols to Talecris, Grifols will pay, and Talecris will be entitled to receive, only the $375 million break-up fee. In no event will Talecris be entitled to or receive an aggregate amount greater than the higher of the $375 million break-up fee or the $100 million termination fee, whichever becomes payable under the merger agreement.

Talecris Termination Fee

Talecris has agreed to pay Grifols a termination fee in the amount of $100 million in the following circumstances:

•	if the Talecris Board of Directors changes its recommendation that the Talecris stockholders adopt the merger agreement due to a superior proposal or an intervening event and the merger agreement is terminated by either Talecris or Grifols because the Talecris special meeting concludes without the adoption of the merger agreement by the Talecris stockholders;

•	if the merger agreement is terminated by Grifols because Talecris Holdings breaches the representations, warranties, covenants and agreements of the Talecris voting agreement with the result that Talecris is unable to comply in all material respects with its obligations to call the Talecris special meeting and solicit the Talecris stockholder adoption of the merger agreement; or

•	all of the following occur:

•	a Talecris takeover proposal has been made to Talecris and such takeover proposal has not been publicly withdrawn at least ten business days prior to the date of the Talecris special meeting (or at least ten business days prior to the date of termination if the merger agreement is terminated (1) as a result of the failure of closing to have occurred on or by the outside date or (2) because Talecris Holdings breaches its representations, warranties, covenants and agreements, which breach would result in a failure of any of the additional closing conditions for Grifols’ benefit, and such breach is not cured or curable by the outside date);

•	thereafter the merger agreement is terminated because (1) the Talecris special meeting concludes without the adoption of the merger agreement by the Talecris stockholders, (2) the transaction has not been consummated on or before the outside date specified in the merger agreement or (3) Talecris breaches its representations, warranties or covenants, which breach would result in a failure of any of the additional closing conditions for Grifols’ benefit, and such breach is not cured or is not curable by the outside date;

•	within 12 months after any such termination referred to in the bullet above, Talecris enters into a definitive contract with respect to, or consummates the transactions contemplated by, any Talecris takeover proposal;

•	the transactions contemplated by such Talecris takeover proposal are consummated; and

•	in the case of termination as a result of the failure of the closing to have occurred on or by the outside date, the Talecris stockholders shall not have adopted the merger agreement.

In no event will Talecris be required to pay or cause to be paid the $100 million termination fee more than once and in no event will Grifols be entitled to or receive more than one $100 million termination fee.

Expenses

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those fees and expenses, except that expenses incurred in connection with the printing and mailing of the Form F-4 of which this joint proxy statement/prospectus forms a part and the Spanish prospectus and filing fees in connection with notices or other filings with any governmental entities under antitrust laws will be shared equally by Talecris and Grifols.

Governing Law; Jurisdiction; Specific Performance

Talecris and Grifols have each waived their right to a jury trial under the merger agreement and have agreed that the merger agreement will be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of Delaware, except to the extent that it is mandatory, under the laws of the Commonwealth of Virginia, that the Virginia Stock Corporation Act apply. Talecris and Grifols have agreed that any claim, dispute or controversy arising out of or in connection with the merger agreement will be heard and determined exclusively by the Court of Chancery of the State of Delaware and the appropriate appellate courts therefrom; provided, however, that if the Court of Chancery lacks subject matter jurisdiction over such a claim, such claim will be heard and determined exclusively by another state or federal court sitting in the State of Delaware.

Subject to the limitations described below, Talecris and Grifols have agreed they each will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement exclusively in the Court of Chancery of the State of Delaware and the appropriate appellate courts therefrom (or, if and only if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Specifically, Talecris and Grifols have agreed that Talecris is entitled to specific performance against Grifols and Grifols Inc. of:

•	their obligations to consummate the transaction and to conduct the closing upon the satisfaction of the mutual conditions and the satisfaction or waiver of additional closing conditions for Grifols’ benefit if the financing contemplated by the commitment letter or any alternative financing (including any bridge or interim financing that is part of such financing or such alternative financing) is available;

•	Grifols’ obligations to use its reasonable best efforts to enforce its rights under the commitment letter and to cause the lenders and the other persons providing the financing contemplated by the commitment letter (or alternative financing) to fund such financing (or alternative financing) required to consummate the Talecris-Grifols merger (including any related refinancings) on the closing date contemplated by the merger agreement, including by commencing a litigation proceeding against any breaching financial institution or institutions in which Grifols will use its reasonable best efforts to compel such breaching institution or institutions to provide its portion of such financing as required;

•	Grifols’ obligations to use reasonable best efforts to negotiate definitive agreements with respect to the commitment letter on the terms and conditions set forth in the commitment letter; and

•	Grifols’ obligations (1) to pay the $100 million termination fee if required by the merger agreement, (2) to pay the $375 million break-up fee if required by the merger agreement, (3) in respect of the expenses pursuant to Talecris’ efforts to arrange the financing or Talecris’ actions with respect to its indebtedness and (4) to enforce and to prevent any breach by Grifols or Grifols Inc. of their covenants under the merger agreement (however, Talecris is not entitled to an injunction to prevent Grifols or Grifols Inc. from breaching their covenants to obtain the financing contemplated by the commitment letter (or alternative financing) or to obtain all the requisite approvals and clearances for the transactions contemplated by the merger agreement under all applicable antitrust laws; and, if the financing contemplated by the commitment letter or any alternative financing (including any bridge or interim financing that is part of such financing or such alternative financing), is not available on the date that would otherwise have been the closing date under the merger agreement, Talecris will not be entitled to an injunction or injunctions to prevent Grifols or Grifols Inc. from failing to conduct the closing or cause the transaction to be consummated pursuant to the merger agreement).

However, (1) except for, and subject to, the matters relating to financing covenants that are described in the first three bullet points above, Talecris will not be entitled to an injunction or injunctions to prevent Grifols or Grifols Inc. from breaching, or to specifically enforce the respective obligations of Grifols or Grifols Inc. to obtain the financing contemplated by the commitment letter (or alternative financing) or to obtain all the requisite approvals and clearances for the transactions contemplated by the merger agreement under all applicable antitrust laws and (2) if the financing contemplated by the commitment letter (or any alternative financing) is not available on the date that would otherwise have been the closing date, Talecris shall not be entitled to an injunction or injunctions to prevent Grifols or Grifols Inc. from failing to, or to specifically enforce the respective obligations of Grifols or Grifols Inc. to, conduct the closing or cause the transaction to be consummated.

Talecris and Grifols have agreed that Grifols is entitled to specific performance against Talecris of (1) Talecris’ obligation to consummate the transaction and to conduct the closing upon the satisfaction the mutual conditions and the satisfaction or waiver of the additional closing conditions for Talecris’ benefit, (2) Talecris’ obligations to pay the $100 million termination fee if required by the merger agreement and (3) to enforce and to prevent any breach by Talecris of its covenants under the merger agreement.

Amendment of the Merger Agreement; Extension and Waiver

Grifols, Grifols Inc. and Talecris may amend the merger agreement by mutual agreement in writing. However, after any approval of the merger agreement by the Talecris stockholders or Grifols’ stockholders, as applicable, there may not be, without further approval of the Talecris stockholders, any amendment of the merger agreement that requires such further approval under applicable law.

At any time prior to the completion of the Talecris-Grifols merger, the parties may (1) extend the time for the performance of any of the obligations or other acts of the other parties, (2) to the extent permitted by applicable law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (3) to the extent permitted by applicable law, waive compliance with any of the agreements or conditions contained herein. Except as provided by applicable law, no waiver of the provisions of the merger agreement described above will require the approval of the stockholders of either Grifols or Talecris. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of such rights nor will any single or partial exercise by any party to the merger agreement of any of its rights under the merger agreement preclude any other or further exercise of such rights or any other rights under the merger agreement.

THE VOTING AGREEMENTS

The following is a summary of the material provisions of the Talecris voting agreement and the Grifols voting agreements. This summary is qualified in its entirety by reference to the Talecris voting agreement and the form of Grifols voting agreement, copies of which are attached as Annexes D and E to this joint proxy statement/prospectus, respectively, and which are incorporated into this document by reference. You should read the Talecris voting agreement and the form of Grifols voting agreement in their entirety, as they are the legal documents governing the matters discussed below.

The Talecris Voting Agreement

Voting Obligations

In connection with the execution of the merger agreement, Talecris Holdings entered into a voting agreement with Grifols. Talecris Holdings is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings, LLC. Pursuant to the Talecris voting agreement and subject to the terms and conditions of the Talecris voting agreement, Talecris Holdings has agreed to (A) appear at each meeting of the stockholders of Talecris or (following the reincorporation merger) Stream Merger Sub, or otherwise cause the shares subject to the voting agreement, which are referred to as covered shares, to be counted as present at each meeting for purposes of calculating a quorum and (B) vote, in person or by proxy, its Talecris common stock (1) in favor of the adoption of the merger agreement, in favor of the transactions contemplated by the merger agreement and in favor of any action reasonably requested by Grifols in furtherance of the foregoing, (2) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Talecris contained in the merger agreement, or of Talecris Holdings contained in the Talecris voting agreement and (3) against any Talecris takeover proposal and against any other action, agreement or transaction involving Talecris or any of its subsidiaries that is intended to, or would reasonably be expected to, materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the merger agreement or the Talecris voting agreement or the performance by Talecris of its obligations under the merger agreement or by Talecris Holdings of its obligations under the Talecris voting agreement.

In the event that the Talecris Board of Directors changes its recommendation that the Talecris stockholders adopt the merger agreement in response to a superior proposal, Talecris Holdings has agreed to vote a number of shares equal to 35% of the outstanding Talecris common stock as described in clauses (1), (2) and (3) above. In the event that the Talecris Board of Directors withdraws its recommendation that the Talecris stockholders adopt the merger agreement in response to an intervening event, Talecris Holdings has agreed to vote (x) a number of shares equal to 35% of the outstanding Talecris common stock as described in (1), (2) and (3) above and (y) the rest of its shares of Talecris common stock in a manner that is proportionate to the manner in which all shares of Talecris common stock (other than the shares constituting the 35% referred to above) that are voted in respect of such matter, are voted.

Restrictions on Transfer of Covered Shares

Until the termination of the merger agreement, Talecris Holdings has agreed not to (1) transfer any of the covered shares, beneficial ownership of such covered shares or any other interest therein unless the transfer is made to an affiliate of Talecris Holdings and the affiliate remains an affiliate of Talecris Holdings and has assumed all of Talecris Holdings’ obligations under the Talecris voting agreement; (2) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, Talecris Holdings’ representations, warranties, covenants and obligations under the Talecris voting agreement; or (3) take any action that could restrict or otherwise affect Talecris Holdings’ legal power, authority and right to comply with and perform its covenants and obligations under the Talecris voting agreement. Any transfer in violation of the provision described in the preceding sentence will be void from the outset.

No Solicitation

Prior to the termination of the merger agreement, Talecris Holdings has agreed that it and its subsidiaries, affiliates and representatives will not (1) solicit, initiate or knowingly encourage or facilitate any Talecris takeover proposal or the making or consummation of a Talecris takeover proposal, (2) enter into, continue or otherwise participate in any discussions or negotiations regarding any agreement with respect to any Talecris takeover proposal, (3) waive, terminate, modify or fail to enforce any provision of any contractual confidentiality, “standstill” or similar obligation of any person in favor of Talecris Holdings and relating to Talecris or any of its subsidiaries other than Grifols, (4) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provisions in the Talecris’ certificate of incorporation or bylaws, inapplicable to any transactions contemplated by the Talecris takeover proposal, (5) make or participate in a solicitation of proxies or similar rights to vote, or seek to advise or influence any person, with respect to the voting of any shares of Talecris common stock in connection with any vote or other action on any matter, other than to recommend that the stockholders of Talecris vote in favor of the adoption of the merger agreement and as otherwise expressly provided in the Talecris voting agreement, (6) approve, adopt, recommend or enter into, or allow any of its subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar contract that is intended to or could reasonably be expected to lead to, any Talecris takeover proposal or (7) agree or propose to do any of the foregoing. Talecris Holdings has agreed that it and its subsidiaries, affiliates and representatives will immediately cease all discussions or negotiations with any person conducted up to the time the merger agreement was signed (other than with Grifols) with respect to any Talecris takeover proposal. The foregoing notwithstanding, in the event that Talecris is permitted under the merger agreement to take specified actions in response to a takeover proposal, Talecris Holdings and its affiliates are free to participate in any discussions or negotiations with respect to such takeover proposal, in compliance with the merger agreement, provided that Talecris Holdings has not breached its obligations under the Talecris voting agreement.

Notice of Acquisitions

Talecris Holdings has agreed to notify Grifols as promptly as practicable (and in any event within 48 hours after receipt) orally and in writing of (1) the number of any additional shares of Talecris common stock or other securities of Talecris of which Talecris Holdings acquires beneficial ownership on or after the date of the Talecris voting agreement and (2) to the extent known by Talecris Holdings, any Talecris takeover proposal and any material subsequent modifications to such Talecris takeover proposal, such notice to include the identity of the person making such Talecris takeover proposal and a copy of such Talecris takeover proposal at the time such proposal is first made. Talecris Holdings has agreed to provide to Grifols on a reasonably prompt basis (and in any event within 48 hours) any material modifications to the terms of any such Talecris takeover proposal.

Termination

The Talecris voting agreement will terminate on the earlier of (1) the completion of the Talecris-Grifols merger; (2) the termination of the merger agreement pursuant its terms; and (3) the making of any waiver, amendment or modification to the merger agreement that (a) materially reduces the amount of, or materially changes the type of, merger consideration to be received by holders of Talecris common stock in the transaction or (b) is otherwise materially adverse to holders of Talecris common stock or Stream Merger Sub common stock.

The Grifols Voting Agreements

Voting Obligations

In connection with the execution of the merger agreement, on June 6, 2010, Grifols shareholders owning approximately 35% in the aggregate of the outstanding Grifols ordinary shares, each entered into separate voting agreements with Talecris, pursuant to which, and subject to the terms and conditions of the applicable Grifols voting agreement, each such holder has agreed, among other things, to (1) attend, in person or by proxy, all the general shareholders meetings of Grifols convened during the term of such Grifols voting agreement and (2) vote all of its

Grifols ordinary shares, which are referred to as covered ordinary shares, in all the general shareholders meetings convened during the term of such Grifols voting agreement (x) in favor of the proposal to approve an amendment to Grifols’ organizational documents by adopting the form amendments to Grifols’ ByLaws, a copy of which is attached as Annex F to this joint proxy statement/prospectus, and the proposed capital increase, (y) against the approval of any resolutions that would be incompatible with such Grifols ByLaws amendment or proposed capital increase and (z) against the approval of any resolutions that would interfere with, delay or prevent the consummation of the transactions contemplated by the merger agreement. Support from Grifols shareholders for the transaction subsequently increased to approximately 43% in the aggregate of the outstanding Grifols ordinary shares.

The following shareholders entered into a Grifols voting agreement with Talecris on June 6, 2010:

		Percentage of
		Ordinary Shares as
		of January 6,
		2011
		(the last
		practicable date
	Number of Ordinary	prior to the date
Shareholder	Shares	of this document)

Deria, S.A.	18,706,988	8.78%
Scranton Enterprises, B.V.	15,898,258	7.46%
Thorthol Holdings, B.V.	15,042,766	7.06%
Rodellar Amsterdam Holding, B.V.	12,801,837	6.01%
María Josefa Grifols Lucas	2,986,092	1.40%
Manel Jose Canivell Grifols	2,478,850	1.16%
Jordi Canivell Grifols	2,478,845	1.16%
María Jose Canivell Grifols	2,478,355	1.16%
Magdalena Canivell Grifols	2,477,645	1.16%

Restrictions on Transfer of Covered Ordinary Shares

Shareholders who have executed a Grifols voting agreement further agreed to (1) continue to be the sole legal and beneficial owner of the covered ordinary shares, (2) keep the covered ordinary shares free from any charge, lien or encumbrance and not subject to any third-party right, (3) not transfer or dispose of the covered ordinary shares and (4) not to agree to do any of the foregoing. As an exception to the foregoing clauses (1)-(4), such shareholders are permitted to transfer, directly or indirectly, their shares to (x) an affiliate of such shareholder (provided such affiliate remains an affiliate of such shareholder), (y) a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of such shareholder or (z) any trust, the trustees of which include only such shareholder and the beneficiaries of which include only such shareholder, provided, however, that any such transferees adhere to the relevant Grifols voting agreement, and assume the undertakings described therein, with respect to the covered ordinary shares transferred.

The Grifols voting agreements will terminate on the earlier of (1) the completion of the Talecris-Grifols merger and (2) the termination of the merger agreement pursuant to its terms.

THE LOCK-UP AGREEMENT

The following is a summary of the material provisions of the lock-up agreement entered into between Talecris Holdings and Grifols. This summary is qualified in its entirety by reference to the lock-up agreement, a copy of which is attached as Annex G to this joint proxy statement/prospectus, respectively, and is incorporated into this document by reference. You should read the lock-up agreement in its entirety, as it is the legal document governing the matters discussed below.

Concurrently with the execution of the merger agreement, Talecris Holdings entered into a lock-up agreement with Grifols. Talecris Holdings is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings, LLC. Pursuant to such lock-up agreement it has agreed that, subject to the limited exceptions specified in the lock-up agreement, without the prior written consent of Grifols (which consent may be withheld or delayed in Grifols’ sole discretion), Talecris Holdings will refrain from:

•	offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant for the sale of, lending or otherwise disposing of or transferring, directly or indirectly, any Grifols new ADSs, any Grifols non-voting shares or any securities convertible into or exercisable or exchangeable for equity securities of Grifols; or

•	entering into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such Grifols new ADSs, such Grifols non-voting shares or other such equity securities of Grifols.

The foregoing restrictions will be in effect from and after the closing date of the transaction until the date that is 90 days after the closing date of the transaction.

Under the lock-up agreement, Grifols has agreed, from and after the 90-day anniversary of the closing date of the transaction, to provide Talecris Holdings with reasonable cooperation, as may from time to time be requested, to effect the orderly disposition by Talecris Holdings of any Grifols new ADSs, Grifols non-voting shares or other equity securities of Grifols.

THE APPRAISAL INDEMNITY AGREEMENT

The following is a summary of the material provisions of the appraisal indemnity agreement entered into between Talecris, Grifols and Talecris Holdings. This summary is qualified in its entirety by reference to the appraisal indemnity agreement, a copy of which is attached as Annex M to this joint proxy statement/prospectus, respectively, and is incorporated into this document by reference. You should read the appraisal indemnity agreement in its entirety, as it is the legal document governing the matters discussed below.

Talecris, Grifols and Talecris Holdings have entered into an appraisal indemnity agreement. Pursuant to that agreement, Talecris has agreed to give Talecris Holdings written notice of any written demands for appraisal of Talecris shares and to keep Talecris Holdings reasonably informed of the developments in connection with the appraisal process. Talecris Holdings has agreed to bear 50% of the expenses incurred by Talecris in defense of any notice or demand for appraisal. Talecris Holdings has further agreed to waive any right to the general merger consideration and to seek appraisal rights.

In addition, Talecris Holdings has agreed, among other things, that with respect qualifying dissenting shares, to the extent the appraised fair value of the Talecris shares exceeds the general merger consideration otherwise applicable to such shares, Talecris Holdings will pay to Talecris for distribution to the holders of such qualifying dissenting shares 50% of the amount of such excess value; provided, however that if the aggregate number of qualifying dissenting shares exceeds 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, Grifols has delivered a notice that it does not intend to proceed with the transaction because the dissenting shares condition under the merger agreement has not been satisfied, and Talecris Holdings has agreed in its sole discretion to pay to Talecris 100% of the excess value allocable to the qualifying dissenting shares above 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, then Talecris Holdings will pay to Talecris (1) 50% of the value of the difference between the appraised fair value and the general merger consideration for the qualifying dissenting shares that constitute up to 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, and (2) 100% of the value of the difference between the appraised fair value and the general merger consideration for the qualifying dissenting shares above 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders.

Conversely, to the extent the appraised fair value of the Talecris shares is less than the general merger consideration otherwise applicable to such shares, Grifols will pay to Talecris Holdings 50% of the amount of such difference; provided, however that if the aggregate number of qualifying dissenting shares exceeds 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, Grifols has delivered a notice that it does not intend to proceed with the transaction because the dissenting shares condition under the merger agreement has not been satisfied, and Talecris Holdings has agreed in its sole discretion to pay Talecris 100% of the excess value allocable to the qualifying dissenting shares above 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, Grifols will pay to Talecris Holdings (1) 50% of the value of the difference between the general merger consideration and the appraised fair value for the qualifying dissenting shares that constitute up to 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders, and (2) 100% of the value of the difference between the general merger consideration and the appraised fair value for the qualifying dissenting shares above 15% of the total number of issued and outstanding Talecris shares not held by Talecris specified affiliated stockholders.

INDUSTRY OVERVIEW

The Plasma Industry

Both Grifols and Talecris operate within the plasma industry. Grifols refers to its operations pertaining to the plasma industry as its “Bioscience Division.”

Plasma Source and Collection

Plasma derivatives are proteins that are found in human plasma and that, once isolated and purified, have therapeutic value. Plasma, a liquid that accounts for approximately 50% of blood, is obtained after separation via centrifugation of red blood cells, white blood cells and platelets. Proteins are the key component of plasma, accounting for 7% of plasma’s composition (water accounts for 90% of plasma’s composition). Proteins are made of albumin, which accounts for 60% of protein volume, globulins (IVIG), which account for 15%, coagulation factors, which account for 1%, and other proteins, which account for the remaining 24%. There are hundreds of proteins present in plasma, however, only a handful of these proteins have so far been developed for therapeutic applications.

The plasma industry is marked by essential raw materials (representing greater than 50% of costs on average), with access to raw materials important to growth. Plasma can be obtained from three main sources: long-term blood supply agreements with blood donation organizations, plasma collection centers and third-party suppliers. There are two main methods for obtaining plasma, the “plasmapheresis” method, which is the main source of plasma for the United States and internationally, and the traditional method.

Plasmapheresis was invented by Dr. Grifols in 1949. Plasma obtained through plasmapheresis is referred to as “source plasma.” Through this method, plasma is mechanically separated from the cellular elements of blood (such as red and white cells and platelets) through centrifugation or membrane filtration at the time the donation is made. These cellular elements are then returned to the donor as part of the same procedure. Because blood cells are returned, it is possible for individuals to donate plasma up to twice per week, making this method more viable than the traditional method for obtaining plasma. The traditional method is through the separation of plasma from blood obtained from a blood donation, referred to as “recovered plasma.” Although recovered plasma may be used in the production of plasma derivatives, because donors are limited to making one donation every three months, the amount of plasma obtained through this method is insufficient to cover the existing demand for plasma.

In order to prevent the deterioration of coagulation factors, plasma is typically frozen as soon as possible after collection. Source plasma is generally frozen within six hours following donation, whereas recovered plasma must first be separated from the blood cells and frozen within 24 to 72 hours if intended for the fractionation and purification of proteins.

According to the MRB, the human plasma-derived products industry has demonstrated revenue growth at a compound annual rate of approximately 6.8% from 1994 through 2008 with worldwide sales of approximately $11.8 billion in 2008. Sales in the United States have grown at a compound annual rate of approximately 9% from 1994 through 2009, with sales of $4.5 billion in 2009, representing a 13% increase over 2008, according to the MRB. Although the industry has experienced consistent worldwide growth in demand, a more balanced supply and demand dynamic has moderated price increases. Demand for plasma derivatives has grown substantially through active management of disease, the discovery of new therapeutic applications, the development of new products and the increase in prophylactic use. The two main regions for sale of plasma derivatives in 2008 were North America and Europe, which together represent 73% of global sales of plasma-derived therapies.

The largest sales region is North America, estimated to be $4.33 billion in 2008, followed by Europe, estimated to be $4.27 billion. Although prices are not regulated in the United States, the presence of large GPOs, which are entities that act as purchasing intermediaries for hospitals and physicians, may create pricing pressure as they command substantial purchasing volumes. Prices in Europe are subject to regulations that fix maximum prices in certain countries.

The policy of the World Health Organization and many European jurisdictions is based on a recommendation that blood and its derivatives be obtained from voluntary, altruistic donors. Payment to donors is prohibited in most European countries; however, the United States permits payment to donors. Because of this limitation, most

European countries are unable to meet their supply requirements and rely on the United States paid donations to fill the supply gap. The United States supplies approximately 70% of the world’s plasma.

Effectively, the United States only permits the sale of plasma derivative products that have been manufactured with plasma collected in the United States. In addition, plasma collected in the United States can be used in plasma derivative products sold in most world markets, whereas plasma collected in Europe is generally used only in the country where it is obtained.

The plasma collection industry is heavily regulated in the United States. Federal, state and local regulations are designed to protect the health of the donors as well as the integrity and safety of the plasma. In the United States, the opening of a plasma collection center is subject to a licensing and certification process by the FDA and periodic inspections of facilities and processes. Normally it takes approximately 12 months from the time a collection center begins to operate until a plasma collection center receives FDA approval. The FDA regulates the characteristics, operation and qualification of personnel of plasma collection centers. According to FDA rules, a donor of plasma can donate plasma up to twice a week. Failure to comply with FDA regulations, or state or local regulations, may ultimately result in the forced closure of a collection center or monetary fines or both, depending on the issues involved.

United States and European regulatory authorities impose stringent requirements to avoid the transmission of blood-borne diseases. Each donation is typically tested for the following infections: hepatitis A, hepatitis B, hepatitis C, parvovirus B19 and HIV. Then it is sent to a fractionator, where it undergoes additional viral marker testing as well as nucleic acid testing in the production environment. Thereafter, it is broken down into its constituent parts, or “fractions.” “Bulk” fractions are further refined into final products through various purification processes, formulation and aseptic filling.

Entry into the plasma derivatives manufacturing business requires an understanding of the operationally complex nature of the business, which requires a highly skilled workforce with specialized know-how; significant intellectual property, including trade secrets relating to purification of products and pathogen safety; the need to develop recognized and trusted brands as well as sales, marketing and distribution infrastructures and relationships; and the ability to comply with extensive regulation by the FDA and comparable authorities worldwide. Additionally, the construction and maintenance, including regular improvements necessitated by evolving standards of cGMP, of production facilities requires extensive capital expenditures and may involve long lead times to obtain necessary governmental approval. Further, unlike small molecule pharmaceutical products, which are often subject to patent expirations on a defined date, plasma-derived protein therapies are usually protected through intellectual property relating to process, including trade secrets, which may not have a scheduled expiration. New entrants may, however, develop and market competing products by subcontracting portions of the manufacturing process, such as fractionation or purification, from existing plasma derivative manufacturers. Also, existing fractionators with operations in one region are increasingly entering other regional areas. In addition, new competitors in the United States would need to secure an adequate supply of United States plasma.

Principal Plasma Derivative Products

Collected plasma, whether source or recovered, is fractionated to isolate component proteins, which are then purified. The fractionation occurs in tanks at near freezing temperatures to maintain the integrity of the proteins. The three largest selling plasma proteins, which together constituted approximately 71% of plasma-derived product sales in each of the world in 2008 and the United States in 2009 and their therapeutic properties are:

•	IVIG is the part of the plasma that contains antibodies. IVIG assists in the treatment of primary and secondary immunological deficiencies, idiopathic thrombocytopenic purpura (“ITP”), Guillain-Barré syndrome, Kawasaki disease, Allogeneic bone marrow transplant, and Chronic Inflammatory Demyelinating Polyneuropathy (“CIDP”). In addition, physicians prescribe IVIG for a variety of diseases, including multiple sclerosis, skin disease and asthma, even though these uses are not described in the product’s labeling and differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These unapproved, or “off-label,” uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred standard of care or treatment of last resort for many patients in varied circumstances. IVIG is also currently being investigated for use in the treatment of Alzheimer’s disease and other neurological conditions. Industry participants believe that, because IVIG is a complex mixture of antibody molecules, it is unlikely that a recombinant (or synthetic) alternative will be developed within the foreseeable future. IVIG has global sales of $5.1 billion, which represents 43.4% of the total plasma derivatives sales. IVIG sales experienced significant growth in recent years driven by improving usages, physician awareness and a strong reimbursement environment, and it now represents the largest plasma-derived product by sales value. It is one of the key growth drivers of the industry largely due to the increasing number of medical conditions for which IVIG is used;

•	Factor VIII is a blood coagulation factor which ensures that blood coagulates correctly after hemorrhage. Persons born with Factor VIII deficit or who acquire this deficit over time through the formation of antibodies that inactivate it, require administration of Factor VIII in determined situations (before surgery or after injury or serious hemorrhage). Factor VIII is also often used for the treatment of hemophilia A, a disease that is suffered by one out of every 10,000 men (women are not susceptible to this disease). Factor VIII used in these cases is either extracted from human plasma or is genetically modified into a recombinant substitute from bovine, mouse or hamster cells. Recombinant products account for most sales in the Factor VIII market. In 2008, worldwide plasma-derived Factor VIII and von Willebrand Factor annual sales were approximately $1.8 billion, comprising 15.5% of total plasma derivatives sales. Plasma-derived Factor VIII and von Willebrand Factor had a compound annual growth rate of 8.7% over the past ten years. Growth in Factor VIII is being driven by increased patient identification and treatment in developing countries. The current per capita Factor VIII utilization is significantly higher in the United States and European Union (“EU”) than in developing countries; and

•	Albumin is the most commonly found protein in plasma and represents the biggest product by volume but has low unitary prices given its commoditized nature. One of albumin’s main functions is to carry and store a wide variety of small molecules such as bilirubin, cortisol, sex hormones, free fatty acids and some medicines. Albumin is used in the treatment of burns, severe hemorrhage, sepsis, haemodialysed patients with hypotension, nephritic syndrome and necrotizing pancreatitis, among others. Biotechnology companies also use high-purity albumin as a stabilizer for their products. Clinical trials are currently underway for new applications for this product, including, among others, for the treatment of stroke and liver cirrhosis. Albumin has global sales of $1.7 billion, comprising 14.4% of the total plasma derivatives industry. The demand for albumin has increased since 2000 and is projected to grow moderately over the next few years.

Plasma Derivative Worldwide Sales by Category

The following table presents a breakdown of global sales by plasma derivative products in 2008:

Percentage of
Product	Global Sales

IVIG	43.4%
Factor VIII(1)	15.5%
Albumin	14.4%
Factor IX	2.7%
Hyperimmunes	7.6%
Alpha 1 Proteinase Inhibitor (“A1PI”)	3.6%
Fibrin glue	3.7%
Antithrombin III	2.9%
Others	6.2%

Source: Marketing Research Bureau
(1) Including sales of von Willebrand Factor

Plasma-Derived Products Sales by Geographic Region

Due to the cost of plasma-derived therapies, the majority of plasma sales are derived from the more economically developed regions in the world. Compared to the United States and Canada, where the industry is open, though highly regulated, Europe is characterized by local fractionators, considerable government control and divergent health care systems.

The following table presents a breakdown of 2008 global sales for plasma derivatives by region:

Percentage of
Region	Global Sales

North America	36.7%
Europe	36.2%
Asia Pacific	15.3%
Latin America	5.7%
Middle East	2.6%
Others	3.5%

Source: Marketing Research Bureau

Historical Market Growth of Plasma Derived Products

•	IVIG. According to the MRB, worldwide sales for IVIG have grown at a 12.5% compound annual rate between 1994 and 2008, although current growth is materially lower. This growth has been driven by increased evidence that IVIG is effective in treating a broader universe of ailments than previously considered and increased incidence of acquired autoimmune and other ailments due to an increase in life expectancy.

•	Factor VIII. According to the MRB, the worldwide sales of plasma-derived Factor VIII, including von Willebrand factor sales, have grown at a 5.1% compound annual rate between 1994 and 2008, and Grifols and Talecris believe that demand growth will continue. The United States Factor VIII market is supplied primarily by recombinant products. Grifols and Talecris believe that continued plasma-derived Factor VIII growth worldwide will be driven by the following therapeutic indications:

•	Treatment of von Willebrand disease. The treatment of von Willebrand disease requires a Factor VIII product containing von Willebrand factor. Von Willebrand factor is not present in recombinant and monoclonal Factor VIII products; and

•	Immune Tolerance Therapy (“ITT”). Plasma-derived ITT is used principally as a second attempt at treatment when an initial course of recombinant ITT has failed. The daily administration of a high dose of either recombinant or plasma-derived Factor VIII for six months to a year is an increasingly popular treatment to combat inhibitors, which are substances that restrict the activity of Factor VIII. Doses in the second attempt at ITT tend to be significantly higher than in the initial course of treatment.

•	Albumin. According to MRB, the worldwide sales demand for albumin has grown at a 0.6% compound annual rate between 1994 and 2008. This slow growth is due to a perception that less expensive alternatives such as saline are as effective as albumin in the treatment of traumatic or hemorrhagic shock and severe burns.

•	Alpha 1 Proteinase Inhibitor (“A1PI”). A1PI is a fourth protein that is financially important to Talecris and is growing in sales. According to the MRB, the worldwide sales demand for Alpha-1 has grown at a 14.6% compound annual rate between 1994 and 2008.

Production of Plasma-Derived Products (Fractionation)

Three principle techniques are used to separate proteins into bulk fractions: the Cohn, Kistler-Nitschmann and Chromatography techniques.

Cohn.  Cohn, the most widely employed technique and the one utilized by both Grifols and Talecris, subjects plasma to varying conditions of alcohol concentration, pH level and temperature to separate specific protein fractions from the plasma. The fractions are then collected using centrifugation or filtration. Following fractionation, the protein pastes are purified using steps such as solvent detergent treatment, caprylate incubation, column chromatography, and various methods of filtration.

Kistler-Nitschmann.  Kistler-Nitschmann is derived from the Cohn process and is often used in smaller fractionation facilities. This technique produces a limited product range, consisting of primarily immunoglobulins and albumin.

Chromatography.  Chromatography separates plasma proteins by specifically targeting the unique characteristics of each protein, which include: molecular size, using gel filtration; charge, using ion exchange chromatography; and known reactions with specific molecules, using affinity chromatography. Chromatography has higher product purity and superior product yields compared to the Cohn technique. However, regulatory hurdles, including the approval process for the procedure and the type of production facility required, have made the cost of switching to chromatography very expensive. As a result, few plasma fractionators have adopted this technique for fractionation, although many use it for purification.

Once the plasma has been broken down into bulk fractions using one of these separation techniques, each fraction undergoes a series of production steps including purification, filling, freeze-drying (for those products requiring lyophilisation), packaging and distribution. Purification involves the further isolation of the fraction, as well as viral removal/inactivation steps, using a variety of technologies. The specific procedures used differentiate the end product and are generally proprietary to each fractionator.

Plasma Supply

Plasma-derived product manufacturers secure human plasma in the United States from either third-party supply contracts (e.g., with a blood bank or with an independent plasma collection company) or from vertically integrated plasma collection centers. Historically, several of the largest global fractionators relied on smaller, independently owned United States source plasma collection companies to supply a portion of their plasma supply. Over time, fractionators chose to vertically integrate and acquire many of these suppliers. Currently, all five of the largest global fractionators are either fully integrated or have a significant percent of their total plasma collection internalized as a result of vertical integration.

We believe the growth in United States source plasma collections over the past several years has been higher than in other geographic areas. Such belief is based on our view that the growth of source plasma collection in the United States is primarily due to (i) the desire of fractionators to have the flexibility to export United States source plasma for the manufacture of products outside the United States, (ii) the favorable collection environment for source plasma centers in the United States, and (iii) the decreasing availability of recovered plasma worldwide.

Market estimates continue to point to new growth in United States source plasma, as new centers are developed in the United States and individual plasma center productivity improves. Despite the growth in United States source plasma supply, a continued increase in demand for plasma products in recent years has led to industry supply constraints, which stimulated the addition of new plasma collection centers to meet the increased need for source plasma.

In response to IVIG demand, Grifols, Talecris and certain of their competitors and independent suppliers opened a significant number of new plasma collection centers. Both Grifols and Talecris believe that worldwide plasma collection is increasing and will continue to increase in future years, primarily driven by increased plasma collection in the United States. As a result, the supply of IVIG inventory has increased throughout the distribution channel.

Fractionation and Purification

Currently, product production capacity may be limited by fractionation capacity or purification capacity. Talecris and Grifols, along with certain of their competitors have announced plans to invest in the development of additional fractionation and purification capacity.

Manufacturing and Sale of Plasma Derivative Products

The manufacture and sale of plasma derivative products is heavily regulated. Manufacturing facilities and processes must be licensed by the FDA to manufacture medicinal products to be sold in the United States. Likewise, manufacturing facilities and products are also subject to strict European regulations to manufacture medicines intended for distribution in the European Union.

The plasma derivative product, like medicinal products, is also subject to prior licensing by the competent authorities of the jurisdiction where the product is to be marketed and sold. The licensing process generally requires the applicant to conduct clinical trials and submit information certifying the safety, efficacy and quality of the product. The requirements, formalities and timetables for the registration process generally vary from jurisdiction to jurisdiction.

In the European Union, the licensing requirements of the different member countries have been largely unified for pharmaceutical products. However, in the area of biological products this trend has been slower. Today, mutual recognition for cGMP inspections and licensing procedures through mutual recognition or centralized procedure at the EMA are in place and fully operational.

United States Plasma Products Distribution

Historically, manufacturers of plasma-derived products sought to distribute their finished product through the same distribution channels as pharmaceuticals, typically through wholesalers, which purchased products at fixed prices, re-sold them at contract prices and charged the difference to the manufacturer. The plasma therapeutics market, however, has evolved from wholesalers to highly specialized plasma distributors, including:

•	“Group Purchasing Organizations,” which are referred to as GPOs, which are umbrella buying groups representing inpatient and outpatient hospitals and non-acute members who benefit through consolidated supply contracts. GPOs do not purchase products directly, rather, they select authorized distributors which purchase inventory and handle all product logistics for their members;

•	Wholesalers/Distributors either provide product directly to, or enter into distribution agreements with, hospitals, GPOs, and physician offices. The distributor is generally paid service fees for “encumbered” products on a GPO contract, or they purchase “unencumbered” products directly from manufacturers which are not part of a GPO contract;

•	Homecare and specialty pharmacy providers are a growing segment which provides patient treatment in the home, either through self-medication or with the assistance of a nurse. These providers either purchase products direct from manufacturers or through GPOs; and

•	Manufacturer Direct programs distribute products directly to a physician’s office or a patient’s home.

The distribution by product line and type are summarized as follows:

•	According to the MRB, it is estimated that 55% of the IVIG sold in the United States in 2009 was purchased by hospitals for both inpatient and outpatient use; physician offices represented about 15% of IVIG volume; and homecare companies including those with specialty pharmacies represented 20% of the IVIG volume;

•	A1PI is generally distributed by homecare companies and specialty pharmacies and administered by a nurse at home or at a hospital infusion suite;

•	Albumin is generally used in surgical and trauma settings and is generally sold to hospital groups; and

•	Clotting factors, such as Factor VIII, generally are self-administered by patients and are mainly channeled from manufacturers to patients through home care companies and similar agencies.

The Hospital Pharmacy Sector

In addition to the plasma industry, Grifols’ “Hospital Division” operates in the hospital pharmacy sector. In order to be marketed and sold, hospital products must comply with local regulations that generally require that these products be shown to be safe and effective. Competition is primarily based on price and quality of service. Since freight costs can affect profitability significantly, sales of intravenous therapy products, such as parenteral solutions (fluid therapy), are generally made to markets that are relatively near manufacturing facilities.

The Spanish and Portuguese markets for intravenous therapy have experienced stable growth. According to IMS Health, a leading provider of information to the pharmaceutical and healthcare industries, the intravenous therapy market in Spain was €128 million in 2009. According to AENE, the Spanish market for enteral nutrition products was €227 million in 2009. In addition, the Spanish market for parenteral nutrition fluids consisted of total sales of €26 million in 2009, according to IMS Health.

The In Vitro Diagnostic Market

Grifols also operates a “Diagnostic Division.” The three most important sectors of the in vitro diagnostic market in which Grifols sells its diagnostic products are the following:

•	immunohematology, which is the diagnosis of blood type and the screening of antibodies, accounting for 2.4%, or $983 million, of the 2009 world market for in vitro diagnostic products according to the business information company Global Data;

•	immunology, which is the study of defense mechanisms against antigens, accounting for 36.3%, or $14.658 billion, of the 2009 world market; and

•	hemostasis, which is the analysis of processes related to blood coagulation, accounting for 4.0%, or $1.607 billion, of the 2009 world market.

The diagnostic products market encompasses mainly products related to the analytical testing of biological samples to determine the presence and characteristics of pathogens, to study defense mechanisms against antigens and to analyze processes related to blood coagulation. The testing is performed in vitro, that is, outside the body, with samples of blood, urine or other bodily fluids and tissues. These tests are generally carried out in laboratories.

The in vitro diagnostic market has grown significantly over the past few years as a result of the introduction of new technologies, increasing test volumes and favorable pricing environments. Significant technological progress and automation have resulted in specific and precise diagnoses. This improvement in diagnosis translates into a better application and monitoring of therapies and an improvement in disease prevention.

In order to be marketed and sold, diagnostic products must comply with local regulations that generally require that these products be shown to be safe and effective. These are products that, even though they are not pharmaceutical, are in contact with the human body or its fluids. Competition for diagnostic products is based on reputation for quality and safety, the particular features of the product and, to a lesser extent, price. In the immunohematology market, Grifols faces significant competition in gel cards.

REGULATORY MATTERS

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of healthcare products such as those Talecris and Grifols collect, manufacture, sell and/or are currently developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. The following is a summary of the overall regulatory landscape for Talecris’ and Grifols’ business.

United States Government Regulation.  In the United States, the FDA regulates drugs, biologics and plasma collection under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product-development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include, as applicable, the FDA’s imposition of a clinical hold on trials for drugs, devices or biologics, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution or any combination of these sanctions. Any agency or judicial enforcement action could have a material adverse effect on Talecris or Grifols.

The BLA Approval Process.  Drugs that are also biological products must also satisfy the requirements of the Public Health Service Act and its implementing regulations. In order for a biological drug product to be legally marketed in the United States, the product must have a Biologic License Application (“BLA”), approved by the FDA.

The steps for obtaining FDA approval of a BLA to market a biological product in the United States include:

•	completion of preclinical laboratory tests, animal studies and formulation studies under the FDA’s good laboratory practices regulations;

•	submission to the FDA of an Investigational New Drug Application (“IND”), for human clinical testing, which must become effective before human clinical trials may begin and which must include approval by an independent Institutional Review Board, which is referred to as an IRB, at each clinical site before the trials may be initiated;

•	performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practices to establish the safety and efficacy of the product for each indication;

•	submission to the FDA of a BLA, which contains detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes and full data sets of the clinical trials and proposed labeling and packaging for the product;

•	satisfactory review of the contents of the BLA by the FDA, including the satisfactory resolution of any questions raised during the review;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to ensure the product’s identity, strength, quality and purity; and

•	FDA approval of the BLA including agreement on post-marketing commitments, if applicable.

Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical testing may continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials and/or supporting preclinical data as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence. Further, recently enacted healthcare reform legislation introduced a biosimilar pathway, which will permit companies to obtain FDA approval of generic versions of existing biologics based upon reduced documentation and data requirements deemed sufficient to demonstrate safety and efficacy than are required for the pioneer biologic.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under strict requirements to ensure the protection of human subjects participating in the trial and protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB (usually, but not necessarily specific to each study site), must approve the protocol, subject consent form and any amendments. All research subjects must be informed, among other things, about the risks and benefits of the investigational product and provide their informed consent in writing.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined.

Phase I trials usually involve the initial introduction of the investigational drug into a small group of healthy volunteers (e.g., 10 to 20) to evaluate the product’s safety, dosage tolerance and pharmacokinetics and, if possible, to gain an early indication of its effectiveness.

Phase II trials usually involve controlled trials in a larger but limited patient population (e.g., a few hundred) to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	provide a preliminary evaluation of the efficacy of the drug for specific indications.

Phase III trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population (e.g., several hundred to several thousand). Phase III trials usually involve comparison with placebo, standard treatments or other active comparators. Usually two well-controlled large Phase III or pivotal trials demonstrating safety and efficacy are required. These trials are intended to establish the overall risk-benefit profile of the product and provide an adequate basis for physician labeling. Phase III trials are usually larger, more time consuming, more complex and more costly than Phase I and Phase II trials. Since most of Talecris’ and Grifols’ products are aimed at very small populations where it is not always possible to conduct two large studies, regulators may accept one study on a smaller number of patients than would typically be required for pharmaceutical products in general, provided the data are sufficiently robust.

Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA, or the companies may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk, have experienced a serious and unexpected adverse event, or that continued use in an investigational setting may be unethical. Similarly, an IRB can suspend or terminate approval of research if the research is not being conducted in accordance with the IRB’s requirements or if the research has been associated with unexpected serious harm to patients.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. In most cases, the BLA must be accompanied by a substantial user fee. The FDA will initially review the BLA for completeness before it accepts the BLA for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality, purity and potency.

Under the Pediatric Research Equity Act of 2003, which is referred to as the PREA, BLAs, or supplements to BLAs, must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

Before approving a BLA, the FDA generally will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product if it finds that the facility does not appear to be in cGMP compliance. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will either disapprove the application or issue a Complete Response letter in which it will outline the deficiencies in the BLA and provide the applicant an opportunity to meet with FDA representatives and subsequently to submit additional information or data to address the deficiencies. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. Talecris, Grifols and the combined company may encounter difficulties or unanticipated costs in their efforts to secure necessary governmental approvals, which could delay or preclude Talecris, Grifols or the combined company from marketing their products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements.  After regulatory approval of a product is obtained, Talecris and Grifols are required to comply with a number of post-approval requirements. For example, as a condition of approval of a BLA, the FDA may require post-marketing testing and surveillance to monitor the product’s safety or efficacy. In addition, holders of an approved BLA are required to keep extensive records, to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations and practices, as well as the manufacturing conditions of approval set forth in the BLA. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Future FDA inspections may identify compliance issues at Talecris’ or Grifols’ facilities or at the facilities of Talecris’ or Grifols’ contract manufacturers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies, and could result in fines or penalties by regulatory authorities. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. The recently enacted healthcare reform legislation established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of Talecris’ or Grifols’ products under development.

Orphan Drug Designation.  The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user-fee exemptions. In addition, if a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration. Competitors may receive approval of different drugs or biologics for the indications for which the orphan product has exclusivity. However, if a company with orphan drug exclusivity is not able to supply the market, the FDA could allow another company with the same drug a license to market for said indication.

Fast Track Designation.  The FDA’s fast track programs, one of which is fast track designation, are designed to facilitate the development and review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs for the conditions. Fast track designation applies to a combination of the product and the specific indication for which it is being studied. Thus, it is the development program for a specific drug for a specific indication that receives fast track designation. The sponsor of a product designated as being in a fast track drug development program may engage in close early communication with the FDA, including through timely meetings and feedback on clinical trials. Products in fast track drug development programs also may receive Priority Review or accelerated approval (i.e., where the review cycle is set with a six-month review clock instead of 10- or 12-month review clock). Sponsors may also be able to submit completed portions of an application before the entire application is completed; however, the review clock will not officially begin until the entire completed BLA is submitted to and filed by the FDA. The FDA may notify a sponsor that its program is no longer classified as a fast track development program if the fast track designation is no longer supported by emerging data, the designated drug development program is no longer being pursued, or another product that meets the unmet medical need for the same indication is approved first.

Plasma Collection.  The FDA requires a licensing and certification process for each plasma collection center prior to opening and conducts periodic inspections of facilities and processes. Many states also regulate plasma collection, imposing similar obligations and additional inspections and audits. Collection centers are subject to periodic inspections by regulatory authorities, which if noncompliance is alleged, may result in fines, citations, the temporary closing of the centers, loss or suspension of licenses, and/or recall of finished products.

Anti-Fraud and Abuse Regulation.  Since Talecris and Grifols supply products and services that are reimbursed by U.S. federally funded programs such as Medicare and Medicaid, their activities are also subject to regulation by CMS and enforcement by the OIG within the U.S. Department of Health and Human Services (“HHS”). A provision of the U.S. Social Security Act known as the “Anti-Kickback Law” prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program. Many states have similar laws. Courts have interpreted this law very broadly, including holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. There are statutory and regulatory exceptions (known as safe harbors) that outline arrangements that are deemed lawful. However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Law. In sum, even legitimate business arrangements between the companies and referral sources could lead to scrutiny by government enforcement agencies, and require extensive company resources to respond to government investigations. Violations of the Anti-Kickback Law may be punished by civil and criminal penalties and/or exclusion from participation in federal health care programs, including Medicare and Medicaid. The recent U.S. healthcare reform legislation strengthened provisions of the Anti-Kickback Law.

The federal False Claims Act (“FCA”) is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government. In addition, the recently enacted healthcare reform legislation amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government, or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government. For the purposes of these recent amendments, an “obligation” includes an overpayment, which is defined broadly to include “any funds that a person receives or retains under [Medicare and Medicaid] to which the person, after applicable reconciliation, is not entitled . . . .”

The FCA is commonly used to sue those who submit allegedly false Medicare or Medicaid claims, as well as those who induce or assist others to submit a false claim. Courts and government officials have found that “false claims” can result not only from noncompliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from noncompliance with other laws, such as provisions of the Food, Drug and Cosmetic Act that prohibit off-label promotion, or laws that require quality care in service delivery. The qui tam or whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain to private citizens in the event they prevail. When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene. Many states have enacted similar laws that also apply to claims submitted to commercial insurance companies. The bringing of any FCA action could require Talecris and Grifols to devote resources to investigate and defend the action. Violations of the FCA could result in penalties for each separate false claim.

Regulation Outside the United States.  In addition to regulations in the United States, Talecris and Grifols are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of its products. Whether or not Talecris or Grifols obtain FDA approval for a product, Talecris and Grifols must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before it can commence the marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Also, in addition to approval of final products, U.S. plasma centers collecting plasma for manufacture into products to be distributed in the European Union must also be approved by the competent European Health Authority.

Medicines can be authorized in the European Union by using either the centralized authorization procedure or national authorization procedures. The EMA is responsible for the centralized authorization procedure.

Centralized Authorization Procedure.  The EMA is responsible for the centralized procedure, also known as the “Community authorization procedure”, for human medicines. This procedure results in a single marketing authorization called a “Community marketing authorization” that is valid across the European Union, as well as in the EEA/EFTA states Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human medicines that are:

•	derived from biotechnology processes, such as genetic engineering;

•	advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines;

•	intended for the treatment of HIV/Aids, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions; and

•	officially designated “orphan medicines” (medicines used for rare diseases).

For medicines that do not fall within these categories or the “mandatory scope”, companies have the option of submitting an application for a centralized marketing authorization to the Agency, as long as the medicine concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

Applications through the centralized procedure are submitted directly to the Agency. Evaluation by the Agency’s relevant scientific committee takes up to 210 days, at the end of which the committee adopts an opinion on whether the medicine should be marketed or not. This opinion is then transmitted to the European Commission, which has the ultimate authority for granting marketing authorizations in the EU.

Once a Community marketing authorization has been granted, the marketing-authorization holder can begin to make the medicine available to patients and healthcare professionals in all EU countries.

National Authorization Procedures.  Each EU Member State has its own procedures for the authorization, within their own territory, of medicines that fall outside the scope of the centralized procedure.

There are also two possible routes available to companies for the authorization of such medicines in several countries simultaneously:

Decentralized procedure.  Using the decentralized procedure, companies may apply for simultaneous authorization in more than one EU country of medicines that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

Mutual-recognition procedure.  In the mutual-recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

In some cases, disputes arising in these procedures can be referred to the EMA for arbitration as part of a ‘‘referral procedure.”

Orphan Designation.  Applications for designation of orphan medicines are reviewed by the EMA through the Committee for Orphan Medicinal Products (“COMP”). The criteria for orphan designation are:

•	the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union at the time of submission of the designation application (prevalence criterion); or

•	the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and without incentives it is unlikely that the revenue after marketing of the medicinal product would cover the investment in its development; and

•	either no satisfactory method of diagnosis, prevention or treatment of the condition concerned is authorized, or, if such method exists, the medicinal product will be of significant benefit to those affected by the condition.

Companies with an orphan designation for a medicinal product benefit from incentives such as:

•	protocol assistance (scientific advice for orphan medicines during the product-development phase);

•	direct access to centralized marketing authorization and 10-year marketing exclusivity;

•	financial incentives (fee reductions or exemptions); and

•	national incentives detailed in an inventory made available by the European Commission.

Since February 1, 2009, orphan medicinal products are eligible for the following level of fee reductions:

•	full (100%) reduction for protocol assistance and follow-up;

•	full (100%) reduction for pre-authorization inspections 50% reduction for new applications for marketing authorization to applicants other than small and medium-sized enterprises;

•	full (100%) reduction for new applications for marketing authorization only to small and medium-sized enterprises; and

•	full (100%) reduction for post authorization activities including annual fees only to small and medium sized enterprises in the first year after granting a marketing authorization.

The funds made available by the Community for fee exemptions for orphan medicinal products amounted to €6,000,000 in 2008.

Canadian Regulatory Process

Authorization to Market:  Therapeutic products can be marketed in Canada after they have been subject to a review to assess their safety, efficacy and quality. A New Drug Submission (“NDS”) must be submitted to Health Canada for review, and a Notice of Compliance (“NOC”) and a Drug Identification Number (“DIN”) received by the sponsor prior to marketing a product in Canada. Responsibility for review of pharmaceutical drug products resides with Health Canada’s Therapeutic Products Directorate (“TPD”), while responsibility for review of biological products are under the Biologics, Radiopharmaceuticals and Genetic Therapies Directorate (“BGTD”). An active DIN is required for any product being marketed in Canada.

Changes to Market Authorization:  There are four classes of changes to existing market authorizations in Canada. Level 1 changes are considered “significantly different” and have the potential to impact safety, efficacy, quality or effectiveness of the product. These require the filing of a Supplemental New Drug Submission (“SNDS”), and an NOC must be issued by Health Canada prior to implementation of the change. Level 2 changes are not considered “significant”, but a Notifiable Change (“NC”) submission must be filed to Health Canada for review, and approval is provided via a “No Objection” letter to the sponsor. Level 3 changes have minimal potential to impact safety, quality or effectiveness, and can be made without prior approval of Health Canada; a summary of these changes is reported to Health Canada with the sponsor’s Annual Drug Notification. Level 4 changes are implemented without any notification to Health Canada, based on no expectation of risk.

Clinical Trials:  A Clinical Trial Application (“CTA”) must be submitted to Health Canada prior to conducting any study protocol that proposes the use of a new product, or the use of an existing product, where the indication, target population, route of administration or dosing differs from the current market authorization. The CTA provides summaries of pre-clinical and clinical studies conducted and (if applicable) chemistry, manufacturing and control data, and is submitted to either TPD (for drug products) or BGTD (for biological products) for review. The TPD or BGTD are responsible for assessing protection and safety of the participants as well as quality of the product; they will issue a “No Objection” letter to sponsors for studies deemed acceptable. Research ethics board approval at each site is also required prior to conduct of the study.

Establishment Licensing:  All establishments in Canada which are involved in the fabrication, packaging/labeling, testing, import, distribution or warehousing of drug products, must have a current establishment license (licenses are issued for a one-year period, and applications need to be re-filed every year). As an importer/distributor, part of the licensing requirements include demonstration that any foreign (non-Canadian) facilities involved in fabrication, packaging/labeling or testing of products imported/distributed under the license comply with Good Manufacturing Practices (“GMP”).

Post-Approval Requirements:  The Health Products and Food Branch Inspectorate (“HPFBI”) of Health Canada periodically inspects licensed establishments in Canada to verify compliance with GMP. Manufacturers and importers are required to monitor the safety and quality of their products and must report adverse reactions to the Marketed Health Products Directorate (“MHPD”) in accordance with a prescribed timeline and format.

Regulatory Process for Markets outside North America and Europe

The majority of regulatory authorities in countries outside North America and Europe require that a product first be approved by the FDA or European authority prior to granting the market authorization in their country. There are a limited number of countries (Bahamas, Bermuda, Guam, Oman and Qatar) that do not require further local product registration for Talecris product and product may be distributed based on the existing FDA approval. In addition to requiring the submission of a license application containing documentation supporting the safety, efficacy and quality of the product, many countries require the submission of FDA Export Certificates for Talecris products to provide assurance that such products can be legally marketed in the US. The Certificate of Pharmaceutical Product (“CPP”) and/or the Certificate to Foreign Government (“CFG”) are issued by the FDA at the request of the manufacturer seeking licensure in the country outside the US. The CPP conforms to the format established by the World Health Organization (“WHO”) and is intended for use by the importing country when considering whether to license the product in question for sale in that country. The CFG serves to document that the product can be legally marketed in the US and the manufacturer is in compliance with GMP. A limited number of regulatory authorities in countries outside North America and Europe conduct on-site inspections to verify GMP compliance. Failure to maintain and document GMP compliance could result in withdrawal of marketing authorization. In addition changes to manufacturing or testing procedures for the product require approval of the change in the US prior to the submission of the variation to the registration in the international market. These changes may require approval in each market in order to maintain product distribution. Furthermore, any changes in the distributors supporting Talecris’ or Grifols’ export business could result in a loss of sales.

Pharmaceutical Pricing and Reimbursement

In the United States and markets in other countries, sales of any products for which Talecris and Grifols receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health programs, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Talecris’ and Grifols’ products may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable the combined company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

In the United States, Talecris’ and Grifols’ products are reimbursed or purchased under several government programs, including, Medicaid, Medicare Parts B and D, the 340B/Public Health Service (“PHS”) program, and pursuant to its contract with the Department of Veterans Affairs. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low-income individuals. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states. The rebate amount for branded drugs is equal to a minimum of 15.1% of the Average Manufacturer Price (“AMP”) or AMP less Best Price (“BP”), whichever is greater. The recently enacted healthcare reform legislation increased the size of the Medicaid rebates paid by drug manufacturers for most brand drugs to a minimum of 23.1% of the AMP, with limitation of this increase on certain drugs, including, for example, certain clotting factors, to a minimum of 17.1%, effective for drugs purchased by Medicaid programs on or after January 1, 2010.

Medicare Part B reimburses providers for drugs provided in the outpatient setting based upon Average Sales Price (“ASP”). Recent federal government reforms to Medicare Part B have reduced the reimbursement rates for IVIG. Beginning January 1, 2008, CMS reduced the reimbursement for separately covered outpatient drugs and biologics, including IVIG in the hospital outpatient setting, from ASP +6% to ASP +5%, using 2006 Medicare claims data as a reference for this reduction. CMS reduced this reimbursement further in 2009 to ASP +4%, using aggregate hospital cost report data as a reference for the reduction. Additional reductions in Medicare Part B reimbursement rates could restrict access to Talecris’ and Grifols’ products.

Medicare Part D is a partial, voluntary prescription drug benefit created by the federal government primarily for persons 65 years old and over. The Part D drug program is administered through private insurers that contract with CMS. Government payment for some of the costs of prescription drugs may increase demand for any products for which Talecris and Grifols receive marketing approval. However, to obtain payments under this program, Talecris and Grifols are required to negotiate prices with private insurers operating pursuant to federal program guidance. These prices may be lower than Talecris and Grifols might otherwise obtain. In addition, beginning in 2011, the recently enacted healthcare reform legislation generally requires drug manufacturers to provide 50%

savings for brand name drugs and biologics provided to Medicare Part D beneficiaries who are in the “donut hole,” or a gap in Medicare Part D coverage for beneficiaries who have expended certain amounts for drugs.

Some payors, including Medicare Part D plans, some state Medicaid programs, and many private health insurers and self-insured health plans reimburse providers for drugs based upon a discount off of the Average Wholesale Price (“AWP”). AWP is a list price determined by third-party publishers, which does not reflect actual transactions in the distribution chain. Neither Grifols nor Talecris publish an AWP for any of their products. Grifols, Talecris and the combined company may be at a competitive disadvantage where providers are reimbursed on an AWP basis and competitors’ products are reimbursed at higher rates than their corresponding products.

The availability of federal funds to pay for Talecris’ and Grifols’ products under the Medicaid and Medicare Part B programs requires that Talecris and Grifols extend discounts under the 340B/PHS drug pricing program. The 340B drug pricing program extends discounts to a variety of community health clinics and other specified entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of certain low income individuals. The PHS price (also known as the “ceiling price”) cannot exceed the AMP (as reported to CMS under the Medicaid drug rebate program) less the Medicaid unit rebate amount. Talecris and Grifols have each entered into a Pharmaceutical Pricing Agreement (“PPA”) with the government in which the companies each agreed to participate in the 340B/PHS program by charging eligible entities no more than the PHS ceiling price for drugs intended for outpatient use. Recently enacted healthcare reform legislation, as amended by a technical corrections bill signal into law on December 15, 2010, imposes a “must sell” obligation on manufacturers, and expands the number of qualified 340B entities eligible to purchase the products for outpatient use. This legislation could require Talecris and Grifols to allocate even more of their products for sale under the 340B program in order to maintain the availability of federal funds to pay for their products under Medicaid and Medicare Part B coverage. Further regulatory rule making is required to define this new requirement. Additional legislative changes to the 340B program have been proposed, though it is too early to determine which changes will be adopted, or what their impact will be.

Talecris and Grifols also each make their products available for purchase by authorized government users of the Federal Supply Schedule (“FSS”), pursuant to their FSS contracts with the Department of Veterans Affairs. Under the Veterans Health Care Act of 1992, which is referred to as the VHC Act, the companies are required to offer discounted FSS contract pricing to four Federal agencies — the Department of Veterans Affairs, the Department of Defense, the Coast Guard and the Public Health Service (including the Indian Health Service) — for federal funding to be made available for reimbursement of any of Talecris’ and Grifols’ products under the Medicaid program and for Talecris’ and Grifols’ products to be eligible to be purchased by those four Federal agencies. FSS pricing to those four Federal agencies must be equal to or less than the “Federal Ceiling Price,” which is, at a minimum, 24% off the Non-Federal Average Manufacturer Price, which is referred to as “Non-FAMP,” for the prior fiscal year.

The recently enacted United States healthcare reform legislation imposes a fee on manufacturers and importers of branded drugs and biologics based on their sales to United States government health programs. An aggregate fee of $2.5 billion will be imposed on all covered entities for 2011. The aggregate fee will be allocated among applicable manufacturers and importers based on their relative sales to government health programs. The aggregate fee will increase to $4.1 billion for 2018 and is scheduled to be reduced to $2.8 billion for 2019.

The marketability of any products for which Talecris and Grifols receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Federal, state and local governments in the United States have enacted and continue to consider additional legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Existing and future legislation could limit payments for biologics such as the drug candidates that Talecris and Grifols are developing, including possibly permitting the federal government to negotiate prices directly with manufacturers. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. For a discussion of certain risks related to reimbursement and pricing, please see “Risk Factors — Risks Relating to the Healthcare Industry— Each of Grifols, Talecris and the combined company could be adversely affected by changes in the legal requirements for the market for medical care or healthcare coverage in the United States resulting from the implementation of recently passed healthcare reform legislation, regulatory rule making or the enactment of additional legislation under consideration.”

Other Governmental Regulation

Talecris’ and Grifols’ operations and many of the products that Talecris and Grifols manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States. In the United States, apart from the agencies discussed above, its facilities, operations, employees, products (their manufacture, sale, import and export) and services are regulated by the Drug Enforcement Agency, the Environmental Protection Agency, the Occupational Health & Safety Administration, the Department of Agriculture, the Department of Labor, Customs and Border Protection, the Transportation Security Administration, the Department of Commerce, the Department of Treasury, the Department of Justice, the U.S. Office of Foreign Assets Control and others. State agencies also regulate Talecris’ and Grifols’ facilities, operations, employees, products and services within their respective states. Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of Talecris’ global operations. For further discussion of the impact of regulation on Talecris’ business, see “Risk Factors— Risks Relating to the Healthcare Industry— Certain of Grifols’, Talecris’ and the combined company’s business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state false claims laws. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to Grifols, Talecris or the combined company.”

INFORMATION ABOUT GRIFOLS

History of Grifols

Grifols was founded in 1940 in Barcelona, Spain by Dr. José Antonio Grifols i Roig, a specialist and pioneer in blood transfusions and clinical analysis and the grandfather of Grifols’ current chairman. Grifols has been making and selling plasma derivative products for more than 70 years. Over the last 25 years, Grifols has grown from a predominantly domestic Spanish company into a global company by expanding both organically and through acquisitions throughout Europe, the United States, Latin America and Asia.

Grifols is a vertically integrated global producer of plasma derivatives, with 80 FDA licensed plasma collection centers located across the United States, including 27 new collection centers acquired in the last four years. Through acquisitions and the opening of new centers, Grifols has expanded its plasma collection network. In 2002, Grifols acquired SeraCare (now renamed Biomat USA), a plasma supplier with 43 plasma collection centers. In 2006, Grifols acquired PlasmaCare, Inc., a group of companies with 14 plasma collection centers and also acquired an additional eight plasma collection centers from a subsidiary of Baxter Healthcare Corporation. Additionally, in 2007, Grifols acquired four plasma collection centers from Bio-Medics, Inc. and in 2008, Grifols acquired one plasma collection center from Amerihealth Plasma LLC.

Grifols’ plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 2.1 million liters per year, and its plant in Los Angeles, California, United States, which currently has a capacity of 2.2 million liters per year.

In May 2006, Grifols completed its initial public offering in Spain and is listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges or the Spanish Stock Exchanges and on the Automated Quotation System of the Spanish Stock Exchanges. In January 2008, Grifols became part of the IBEX-35 Index, which comprises the top 35 listed Spanish companies by liquidity and market capitalization. In 2009, Grifols established a Sponsored Level 1 “American Depositary Receipt”, which is referred to as an ADR, program in the United States, in order to make Grifols shares available to more American investors. Grifols ADRs are currently traded in U.S. dollars in the Over-The Counter market.

Grifols was incorporated in Spain as a limited liability company on June 22, 1987. The principal executive office of Grifols is located at Avinguda de la Generalitat, 152 Parque Empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain and its telephone number is +34 93 571 0500. The registered office of Grifols is located at c/ Jesús y María, 6, Barcelona, Spain.

Company Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers in more than 80 countries through 24 subsidiaries and distributors to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols organizes its operations into four divisions:

•	Bioscience. The Bioscience division includes activities relating to plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by Grifols from plasma are Intravenous Immunoglobulin (IVIG), Factor VIII and Albumin. Grifols also manufactures A1PI, Hyperimmune immunoglobulins, Antithrombin III, Factor IX and PTC. The Bioscience division, which accounts for a majority of Grifols total net sales and, accounted for €578.8 million, or 78.3%, and €695.0 million, or 76.1%, of Grifols’ total net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

•	Hospital. The Hospital division manufactures products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for €65.3 million, or 8.8%, and €86.3 million, or 9.5%, of Grifols’ total net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. Grifols believes it is the leading provider of intravenous therapy in Spain, with a 33% market share.

•	Diagnostic. The Diagnostic division focuses its activities in the field of clinical diagnoses, developing instruments and reagents for in vitro analysis in three areas: immunohematology, hemostasis and immunology. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories, and hospital immunohematology services. The division also manufactures and distributes blood collection bags and other disposables. The Diagnostic division accounted for €81.0 million, or 11.0%, and €103.1 million, or 11.3%, of Grifols’ total net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

•	Raw Materials. The Raw Materials division includes the sale of intermediate pastes and plasma to third parties, which accounted for €3.4 million, or 0.5%, and €22.7 million, or 2.5%, of Grifols’ total net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. Sales of the Raw Materials division are used to optimize inventory levels with the aim of striking a better balance between plasma collections and fractionation needs.

Company Strengths

Grifols believes the following strengths have helped it to become a significant player and to compete effectively in the plasma derivatives industry:

Global Player with an Established Presence in the Two Largest Plasma Derivatives Markets

Grifols is a global plasma derivative player with operations in more than 80 countries through 24 subsidiaries and distributors. Grifols has an established presence in Europe and the United States, which are the two largest plasma derivatives sales regions, accounting for approximately 73% of total worldwide sales of $11.8 billion in 2008. The United States and Europe accounted for 79% of Grifols total net sales in 2009. Grifols also has a presence in fast growing sales regions including Asia (Malaysia, China and Thailand), Japan, Australia and Latin America (Mexico, Colombia, Argentina, Chile and Brazil). In addition, Grifols operates eight manufacturing facilities located in the United States, Spain, Mexico, Switzerland and Australia.

Vertically Integrated Business Model with a Secure Supply of United States Source Plasma

Grifols is a vertically integrated global producer of plasma derivatives. Grifols’ activities include sourcing raw material, manufacturing various plasma derivatives products and sales and distribution of the final product to healthcare providers.

Through acquisitions and opening new plasma collection centers, Grifols has expanded its plasma collection network. Grifols’ acquisitions of SeraCare (now renamed Biomat USA) in 2002, PlasmaCare, Inc. in 2006, eight plasma collection centers from a subsidiary of Baxter Healthcare Corporation in 2006, four plasma collection centers from Bio-Medics, Inc. in 2007, and one plasma collection center from Amerihealth Plasma LLC in 2008 have given Grifols reliable access to United States source plasma. Grifols currently has 80 plasma collection centers in the United States, all of which are licensed by the FDA. In 2009, Grifols obtained 2.9 million liters of plasma, a 10% increase from the prior year.

By decreasing its reliance on third parties for plasma and having a secure supply of United States source plasma, which is a critical operational requirement in the business, Grifols is able to better ensure the availability of plasma for its manufacturing needs, to assure the quality of the plasma throughout the manufacturing process, to better control plasma costs and to improve margins. This allows Grifols to meet its internal fractionation demand.

State-of-the-Art, FDA-Approved Manufacturing Facilities in Spain and the United States

Grifols has state-of-the-art plasma derivatives manufacturing facilities with a high degree of efficiency and safety and that have a European Medicine Agency (“EMA”) certification. Grifols’ plasma fractionation plant located in Parets del Vallès, near Barcelona, Spain is licensed by the FDA for the production of albumin and IVIG. The Parets del Vallès facility has a unique design that separates the maintenance area from the clean areas required for the fractionation and purification procedures. This design, which Grifols developed in-house, minimizes the risk of contamination and reduces maintenance costs.

In July 2003, Grifols acquired Alpha Therapeutic Corporation’s plasma fractionation business, which included a plasma fractionation plant in Los Angeles, California, patents and FDA approved licenses for plasma derivative products in the United States, as well as product licenses and marketing and distribution structures in Europe and Asia and certain inventories. This acquisition helped Grifols to increase its fractionation capacity and allowed it to expand its presence in the United States market. Grifols has made significant capital investments in the plant, including the construction of purification and aseptic filling areas for Coagulation factors and Albumin which were completed in 2006 and 2009, and an increase of the fractionation capacity by 0.7 million liters to 2.2 million liters which was approved by the FDA during 2009.

Grifols’ currently licensed production processes for IVIG and Factor VIII have been approved by the FDA as well as the use of the intermediate pastes created as raw material at the Barcelona plant and the Los Angeles plant, giving Grifols increased production efficiency and flexibility.

Strong Reputation for Safety and Reliable Service

Grifols has never experienced a recall of any of its finished biological products, although certain of its other products have been subject to non-material recalls. Grifols’ philosophy is that the health of the plasma donor and the patient is of paramount consideration. Grifols strongly believes that its safety philosophy is consistent with the business objective of generating profit. Grifols also believes that it has a strong reputation for safety in its markets, thus making its products particularly attractive to customers. Grifols’ vertically integrated business model, described above, allows Grifols to assure the safety and quality of its plasma derivative products through the implementation of its safety standards throughout the different stages in the value chain.

Grifols adopted and maintains rigorous safety standards which exceed those required by health authorities in Europe and the United States and actively invests in the continued improvement of its manufacturing facilities and plasma fractionation process. In 2006, Grifols developed a new sterile filling and purification area for its Los Angeles, California plant, and developed a nanofiltration area for its Parets del Vallès plant. Additionally, Grifols developed the nanofiltration method of viral elimination of its IVIG and antithrombin III products.

Grifols requires its management to adhere to a formal code of ethical conduct. By signing the formal code of ethical conduct, a manager commits to making Grifols’ products the safest and most effective in the market. The code imposes the obligation on each manager to report any ethical concerns directly to the Board of Directors.

Grifols’ high safety standards and reliability have helped it establish and maintain successful long-term relationships with key customers and physicians worldwide. Grifols believes that the strength of its reputation positions it favorably as it continues to expand its business.

Grifols maintains the same standards as other industry participants with regard to infectious disease screening and quarantine of units. For example, source plasma inventory is held for not less than 60 days. Additionally, Grifols implements look-back procedures for seroconversion and ongoing testing of donations for a 12 month period after a negative donation as additional policies of safety. Grifols has also introduced innovative methods such as its PediGri system. This system allows the physician to track the origin of the fractioned product used on patients back to the source donor providing full traceability of plasmatic raw material throughout the plasma supply chain process.

High-Quality, Industry-Leading Plasma Derivative and Diagnostic Products

Grifols’ plasma derivative product portfolio includes reliable, high quality products that improve patient care. Grifols maintains rigorous safety standards along the chain of supply and production, which it believes has enhanced its reputation in the industry.

Grifols’ Factor VIII/von Willebrand factor product is used both for the treatment of hemophilia and for the treatment of von Willebrand disease. Grifols believes that the von Willebrand market segment will grow at a higher rate than the overall Factor VIII market.

In addition, Grifols offers its albumin product with reduced aluminum content, meeting European requirements and making its albumin product more attractive to biotechnology companies and genetic labs, as well as hospitals and physicians.

Grifols’ Diagnostic division has developed state-of-the-art automated analyzers. In the immunohematology field, Grifols’ Wadiana analyzer and Erytra analyzer are fully automated instruments with high processing capacities for pre-transfusion compatibility tests using the gel agglutination technique, with the Erytra having a higher capacity than the Wadiana. In the hemostasis field, Grifols’ Q Coagulometer is an automated instrument for coagulation tests.

Over 70-Year History of Successful Innovation

Grifols has a strong track record as an innovator in the industry, focusing its innovation on three areas: discovering and developing new products, researching new applications for existing products and improving its manufacturing processes to increase yields, safety and efficiency. For example, Grifols developed a unique fractionation design that reduces the risk of contamination, reduces maintenance costs and increases extraction of products per liter of plasma. Grifols has also developed the first centrifugation unit for the automated cleaning of blood cells, known as the Coombs test. In addition, Grifols was one of the first fractionators to conduct double viral inactivation processes for Factor VIII and has designed and implemented a new process for the sterile filling of vials that reduces exposure to potential contaminants as compared to other existing processes. Currently, Grifols has developed a nanofiltration method of viral inactivation for its IVIG and antithrombin III products. Grifols believes that adoption of novel policies and methodologies have raised industry standards and made Grifols a leader in safety and product quality.

Experienced and Committed Management Team

Grifols has an experienced and committed management team. The President and Chief Executive Officer, Victor Grifols Roura, is a grandson of Grifols’ founder and has held his current office for over 25 years. The Vice-President of Production, Juan Ignacio Twose Roura, has been associated with Grifols and its predecessor for more than 36 years. The Vice-President of Marketing and Sales, Ramón Riera, has been associated with Grifols and its predecessor for more than 32 years. The Vice-President of Finance and CFO, Alfredo Arroyo, has been associated with Grifols for three years. The President of United States Operations, Gregory Gene Rich, has been in the industry for nearly 31 years.

Grifols Strategy

Grifols believes that the breadth and quality of its products makes it one of the world’s leading providers of plasma derivative products. Grifols’ objective is to consolidate and expand this leadership position by employing the following strategies:

Increase Collection of Source Plasma and Fractionation Capacity

In the plasma sector, access to raw materials is critical. United States plasma is the principal raw material for Grifols’ plasma derivatives products. United States plasma can be used in plasma derivative products sold in most world markets. Grifols’ plasma is obtained mainly from the United States through its network of 80 plasma collection centers in the United States, all of which are licensed by the FDA, with an estimated aggregate collection capacity of approximately 3.2 million liters of plasma. Grifols believes that a large network of plasma collection centers is the best approach to secure access to raw materials. To achieve this goal Grifols strategically targeted and acquired 70 collection centers between 2002 and 2009.

Grifols is currently implementing a €625 million investment plan over 2008 to 2014, which includes an increase in fractionation capacity from 3.6 million liters at the end of 2008 to 6.3 million liters by 2014.

Expand Grifols’ Presence Internationally Including to Emerging Markets

Geographical diversification is a cornerstone in Grifols’ strategy. Grifols currently operates in more than 80 countries through 24 subsidiaries and distributors.

The United States is the largest sales region in the world for plasma derivative products. In addition, the United States does not regulate prices for plasma derivative products and trade credit periods are generally shorter than in other regions in which Grifols sells its products, including its principal European sales regions. In the nine months ended September 30, 2010 and the year ended December 31, 2009, the United States accounted for 42% and 38%, respectively, of Grifols’ plasma derivatives revenue.

Certain sales regions are expected to experience significant growth driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products in some of these markets. Grifols’ presence and experience in Latin America, in countries such as Mexico, Colombia, Argentina, Chile and Brazil, where it has been marketing and selling products for over 20 years, has positioned Grifols to benefit from this potential growth in both the Bioscience and Diagnostic divisions.

In the Asia-Pacific region, Grifols has established a presence through its subsidiaries and representative offices in Malaysia, China, Thailand, Singapore and Japan. Additionally, Grifols has a license to market the latest generation intravenous immunoglobulin in Australia, which gives it the opportunity to reach a country which has one of the highest levels of IVIG consumption per capita.

Additionally, in March 2009, Grifols acquired 49% of the profit-sharing rights and 99% of the voting rights in Woolloomooloo Holdings Pty Ltd., the holding company of an Australian-Swiss group that is a distributor of diagnostic products in Australia and Switzerland along with a manufacturing facility in Switzerland, for €25 million, demonstrating Grifols’ continued focus on international expansion and acquisitions that generate synergies.

Continue Investment in Research and Development, Innovation and New Facilities

Research and development is a significant aspect of Grifols’ business. Grifols’ efforts are focused on three key areas: discovering and developing new products, researching new applications for existing products and improving manufacturing processes to increase yields, safety and efficiency.

Grifols has recently increased investments in research and development, in particular to develop the possible use of albumin in treating Alzheimer’s disease, as well as other projects relating to future biotechnological developments. Recent product developments include Niuliva, an anti-hepatitis B intravenous immunoglobin, launched in Italy, Spain and Latin America at the start of 2010, and Flebogamma DIF, the latest generation intravenous immunoglobulin, with licenses for marketing in the United States and Europe, with subsequent phases to include Latin America and Asia. Grifols spent more than €35.2 million in 2009 on research and development, a 37.7% increase in comparison to 2008. As of September 30, 2010, Grifols had approximately 270 scientists and support staff dedicated to research and development.

Grifols is currently implementing a €625 million investment plan over 2008 to 2014 which includes the construction of a new IVIG plant in Los Angeles, United States, which commenced in 2008 and was completed at the end of 2010.

Grifols is also undertaking to expand its existing facilities. In 2008, Grifols began construction on a new production plant in Barcelona, Spain for “fibrin glue”, a new product combining human plasma proteins, fibrinogen and thrombin which, when combined, act as a biological glue. Grifols completed construction on this production plant in 2010.

Additionally, in 2009, Grifols completed construction of a new raw materials warehouse and new research and development and control laboratories in its industrial complex in Parets del Vallès, Barcelona and new corporate offices in Sant Cugat, Barcelona.

Construction work also began in 2009 on a new plant in Murcia, Spain which will enable Grifols to increase the production capacity of non-pvc parenteral solutions by 15 million units per year.

In 2009, Grifols also began construction on a new plasma analysis laboratory in the United States in San Marcos, Texas. This new laboratory close to the existing facilities will enable Grifols to cope with increasing volumes of plasma to be analyzed. Grifols completed construction on this new analysis laboratory in 2010.

Expand Grifols’ Presence in Other High-Growth Markets

Certain emerging sales regions are expected to experience significant growth driven by enhanced socio-economic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products in some of these markets. Grifols’ presence and experience in Latin America, where it has been marketing and selling its products for over 20 years, has positioned Grifols to benefit from this potential growth in both its bioscience and diagnostic businesses. In addition, Grifols’ acquisition of product licenses and marketing and distribution structures in Asia has helped accelerate the development of its presence in that region.

Expand Grifols’ Product Offerings

Grifols’ research and development team, whose activities are primarily concentrated on the Bioscience division, will continue to seek to develop new plasma derivative products as well as new applications for its existing plasma derivative products. Grifols seeks to leverage its plasma derivative product portfolio by offering diagnostic and hospital products developed by its research and development team or by premier healthcare companies with which it maintains distribution agreements. Grifols believes that by increasing the number of products it offers, it can generate higher revenues, diversify its product base and facilitate its entry into new markets. In addition, Grifols also believes that a one-stop shopping approach that offers a broader range of complementary, high-quality products is particularly attractive to its existing and potential customers.

The Bioscience Division

The Bioscience division is responsible for the research and development, production and marketing of plasma derivatives products. The Bioscience division accounts for the majority of Grifols sales.

Operational Structure.  The following chart illustrates its operational structure:

Grifols is a vertically integrated global producer of plasma derivatives. From plasma/blood donation to therapeutic application there are four major steps in the industry value chain process: (i) plasma collection, (ii) transport and logistics, (iii) manufacturing process (known as “fractioning”) and (iv) marketing and distribution. Grifols is present at all levels of the value chain, from collection centers to distribution. This integration enables Grifols to leverage its position at each stage to control the overall process, to benefit from lower prices and to introduce complementary products such as those offered through the Hospital division and the Diagnostic division.

Plasma Collection.  Plasma is a unique raw material. Grifols obtains its plasma mainly from the United States through Grifols’ 80 plasma collection centers and, to a lesser extent, through agreements with third parties. Grifols gathered approximately 2.9 million liters of plasma in 2009 and 2.0 million liters of plasma in the nine months ended September 30, 2010, through these plasma collection centers, which Grifols acquired through a series of acquisitions and new openings. Grifols has been able to ensure the availability of plasma for its manufacturing needs, to assure the quality of the plasma throughout its manufacturing process, to have better control over its plasma costs and to improve its margins.

At the plasma collection stage, Grifols focuses on the well-being of the donor. For this reason, Grifols has implemented mechanisms to ensure that the donor meets the guidelines set forth by applicable regulation regarding, among other things, health, age and frequency of donations. Once the plasma donation is completed, Grifols shifts its focus towards the well-being of the ultimate user of Grifols’ bioscience product. As required by applicable United States and European regulations, Grifols tests every single donation for pathogens such as HIV, hepatitis A, B and C, parvovirus B19 and syphilis. If Grifols discovers plasma that is contaminated, Grifols notifies the donor and it removes all plasma previously donated by such donor from its inventory.

Grifols estimates that its plasma requirements through 2012 will be covered with the following:

•	Plasma collected through Grifols’ 80 plasma collection centers in the United States.

•	Plasma received by Grifols from Spanish hospitals through the Aprovechamiento Integral del Plasma Hospitalario (“AIPH”) program (Full Use of Hospital Plasma).

The actual volume of plasma obtained by Grifols may be less or more than these amounts. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Transport and Logistics.  Once the plasma has been collected it is frozen and sent to fractionation centers. One essential aspect of this process is the safety procedures put in place to guarantee the quality and safety of plasma donations. Plasma collected from repeat donors is held in inventory for three months because viruses may not be detectable until they reach a certain minimum mass, even though the legal requirement is only two months. Therefore, if plasma collected from a donor is found to be contaminated, Grifols can remove all plasma previously donated by the same donor during the previous three-month period from Grifols’ inventory. Grifols maintains a library of samples of every single donation of plasma received by Grifols going back to 1987. This gives Grifols a valuable database for traceability purposes.

To ensure the preservation of the proteins found in plasma, plasma must be kept at a temperature of -20 degrees Celsius. In accordance with European and United States requirements, Grifols stores plasma at a temperature of -30 degrees Celsius. During transportation, plasma is kept at least -20 degrees Celsius.

Manufacturing (“Fractioning”).  Once the plasma has been obtained, it may be used immediately for blood transfusions. It may also be frozen (as fresh frozen plasma) or manufactured into plasma derivatives by separating the plasma into component proteins through a process called fractionation. The fractionation process consists of the separation of specific proteins through temperature and pH changes, as well as the use of filtration and centrifugation techniques. This process also includes a phase of administration of various viral inactivation procedures. The fractionation occurs in tanks at near freezing temperatures to maintain the integrity of the proteins. All known plasma derivative products can be fractionated from the same batch of plasma. As a result, the development of a new or higher yielding plasma derivative product would generate incremental sales without increasing the requirement for additional plasma.

Grifols currently operates manufacturing facilities located in the United States, Spain, Mexico, Switzerland and Australia. The United States and Spain facilities have plasma fractionation and purification capabilities.

Grifols’ Parets del Vallès plant in Barcelona, Spain is a state-of-the-art manufacturing and fractioning facility with a high degree of efficiency and safety. In addition to licenses from the European Union and other authorities for the production of various plasma derivative products, this plant is licensed by the FDA for the production of albumin and IVIG. This plant is one of the European plasma derivatives plants to be licensed by the FDA, and has a fractionation capacity of 2.1 million liters per year.

Grifols acquired its United States fractionation facility in Los Angeles, California from Alpha Therapeutic Corporation in July 2003. This plant currently has a fractionation capacity of approximately 2.2 million liters per year, following an increase in capacity at this facility of 700,000 liters per year starting in 2010. Grifols has significantly improved manufacturing standards at the Los Angeles plant since acquiring it, including addition of a state-of-the-art sterile filling and purification area for the plant. Also, Grifols has instituted a no rework policy and implemented a process for the videotaping and laser identification of every product, as well as the traceability of products through Grifols’ PediGri program. The Los Angeles plant is subject to regulation by the FDA and is currently operating under a consent decree obtained by the FDA and the United States Department of Justice dating to the time the plant was owned and operated by Alpha. See the section entitled “— Legal Proceedings — Alpha Consent Decree.”

The Spanish and United States manufacturing facilities currently have an aggregate fractionation capacity of 4.3 million liters of plasma. In 2009, Grifols fractionated an aggregate of approximately 3.2 million liters of plasma, demonstrating Grifols’ commitment to increase production.

Grifols is also undertaking to expand its existing facilities. Grifols recently completed construction of a new production plant for “fibrin glue”, a biological sealant, as well as new corporate offices in its industrial complex in Parets del Vallès. The new production plant will enable Grifols to expand the Albumin and Factor VIII purification areas, two of the main plasma products it markets. Grifols also recently completed construction on a new analysis laboratory in the United States in San Marcos, Texas. A new laboratory close to the existing facilities will enable Grifols to cope with increasing volumes of plasma to be analyzed. Additionally, Grifols has finished the construction of a new plant in Los Angeles for the production of Flebogamma DIF and is now starting the validation process.

Currently, the Parets del Vallès and Los Angeles plants are equipped and licensed to produce certain plasma derivative products for both the United States and European markets. For example, Grifols produces its Flebogamma IVIG product for all of Grifols’ markets in Parets del Vallès. In addition, the FDA and the European Union authorities have authorized the use of cryopaste fractionated at Grifols’ Parets del Vallès plant for the production of Factor VIII at Grifols’ Los Angeles plant, and the use of intermediate pastes II and III fractionated at its Los Angeles plant for the production of Flebogamma IVIG at its Parets del Vallès plant. This flexibility allows Grifols to increase production efficiency and to address changes in demand between the United States and the European markets.

Safety.  Grifols has never experienced a recall of any of its finished biological products, although certain of its other products have been subject to non-material recalls. Grifols’ philosophy is that the health of the plasma donor and the patient is the paramount consideration. Grifols strongly believes that its safety philosophy is consistent with the business objective of generating profit. Grifols also believes that it has a strong reputation for safety in its markets, thus making its products particularly attractive to customers. Grifols’ vertically integrated business model allows it to assure the safety and quality of its plasma derivative products through the implementation of its safety standards throughout the value chain.

The plasma collection, fractionation and purification process is long, complex and highly regulated. Grifols has adopted and maintains rigorous safety standards which exceed those required by health authorities in Europe and the United States and actively invests in the continued improvement of Grifols’ manufacturing facilities and plasma fractionation process.

Fractionation plants must be cleaned and sterilized frequently. Grifols’ fractionation plant at Parets del Vallès was designed in a way that reduces the clean area required for the fractionation tanks and separates it from the room temperature work area. This allows Grifols to perform all the maintenance work from outside the room temperature area, thereby decreasing the risk of contamination. Grifols believes that none of its competitors have similar designs.

Grifols voluntarily shuts down all of its manufacturing facilities for an aggregate of 45 days every year to perform maintenance work, expansion projects and other capital investments. Manufacturing facilities under Grifols operation have never been shut down because of regulatory noncompliance. Grifols believes that this voluntary shutdown procedure lowers the risk of any mandatory shutdown.

After the plasma derivatives are processed, Grifols inspects each bottle for irregularities such as imperfect seals, bottle cracks, volume mismeasurements and the presence of foreign objects.

Grifols has developed and installed in its Parets del Vallès plant Grifols’ own proprietary process of sterile filling of bottles designed to reduce the risk of contamination. Under the sterile filling process of other fractionators, bottles and stoppers are sterilized independently, leaving the inside of the bottles exposed to potential contaminants in the environment for several minutes. Grifols’ unique process sterilizes both the bottle and stopper. The bottle is reopened in a small sterile room for only two seconds in order to insert the product and then resealed, greatly reducing exposure to the environment and reducing the risk of contamination. Grifols is not aware of any Grifols competitor having a similar process.

Since January 1999, Grifols videotapes the filling process to enable it to identify the cause of, and rectify more easily, any related problem. Grifols’ policy is to maintain each videotape for six years. Grifols also imprints an identification number on each of its bottles with a laser for easier identification in the event of a recall and to reduce the risk of tampering. This allows Grifols to protect the integrity of its manufacturing process.

Distribution Process.  With each batch of plasma derivatives, Grifols delivers to its customers electronic information regarding the origin, characteristics and controls of each of the units of plasma that Grifols used in the preparation of the batch. This feature, called PediGri, allows for full traceability of the human plasma raw material in the event of a problem with a specific product. This is of utmost importance for containing the transmission of diseases in the event of a potential product recall. Grifols has had this system in place since 1996, and believes it is the only fractionator that provides this feature to customers.

Grifols has its own sales and distribution networks covering substantially all of its markets, staffed with highly trained personnel. A majority of Grifols’ net sales in 2009 were made through its own distribution network, which is experienced in the proper handling of its products. This network provides for greater safety by allowing Grifols to know at all times where its products are located, thus enabling Grifols to act immediately in the case of a potential product recall. In countries where Grifols does not have its own distribution network, Grifols has carefully selected distributors who follow all of Grifols’ safety standards.

Bioscience Products and Services.  Collected plasma, whether source or recovered, is fractionated into different component proteins. Grifols fractionates and purifies a broad range of plasma derivative products, however, IVIG, Factor VIII and Albumin, Grifols’ principal products, accounted for 86.8% and 84.8% of the Bioscience division net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. Grifols’ principal plasma derivative products and its respective applications are:

Product Description	Main Applications

Flebogamma IVIG.  Human intravenous immunoglobulin, liquid, pasteurized and solvent detergent inactivation.

Flebogamma DIF IVIG.  Human intravenous immunoglobulin, liquid, pasteurized, solvent detergent inactivation and nanofiltration.

Grifols’ IVIG product has a 5% and 10% concentration.
IVIG assists in the treatment of primary and secondary immunological deficiencies, the treatment of immune-mediated idiopathic thrombocytopenic purpura (“ITP”), Guillain Barré syndrome, Kawasaki disease, allogeneic bone marrow transplants, CPI, and on an off-label application basis, multiple sclerosis, skin disease and asthma. IVIG is also currently being investigated for use in the treatment of Alzheimer’s disease and other neurological conditions.
Fanhdi Factor VIII and Alphanate Factor VIII. High purity anti-hemophilic Factor VIII containing von Willebrand factor.	Prevention and control of bleeding in Factor VIII deficiency (hemophilia A), and indication in the United States for von Willebrand congenital hemorrhagic disease.
Grifols Albumin. Pasteurized sterile aqueous solutions containing 25%, 20% or 5% human serum albumin. This albumin has a low aluminum content, a requirement in Europe but not in the United States, that makes it particularly attractive for biotechnology companies. Grifols also offers Albutein Albumin, a product containing 25%, 20% or 5% human serum that Grifols obtained from Alpha.	Used to re-establish and maintain circulation volume in the treatment of traumatic or hemorrhagic shock and severe burns. Also used for liver disease and increasingly by biotechnology companies as a stabilizer.

In addition to the products described above, Grifols also produces Trypsone, which is used in the treatment of emphysema and congenital alpha-1 antitrypsin deficiency. Grifols also produces Grifols hyperimmune immunoglobulins, which are used for the treatment of tetanus or hepatitis B and RH complications during birth; Anbin Antithrombin III, which is used in the treatment of thrombotic diseases; Alphanine/Novix Factor IX, which is used in the prevention and control of bleeding in patients with hemophilia B; Niuliva, Anti-hepatitis B IVIG used in liver transplantations.

The following chart presents net sales of the Bioscience division by major product or service (revenues from fractionation services to hospitals are reflected within each product category):

	Nine Months
	Ended	Years Ended December 31,
	September 30, 2010	2009	2008	2007
	(000) Euro

IVIG	262,443	302,859	287,178	210,086
Factor VIII	113,742	143,533	119,772	110,633
Albumin	125,992	143,203	120,942	105,200
Antithrombin III	5,321	8,705	9,501	11,128
IMIG	15,392	20,245	17,895	13,760
Factor IX/PTC	23,449	29,266	27,666	26,968
Alpha-1 antitrypsin	4,098	4,923	4,273	2,776
IVIG Anti-HB	2,594	1,160	0	0
Other(1)	25,725	41,075	30,691	27,049

Total	578,756	694,969	617,918	507,600

(1)	Relates mainly to fractionation services and discounts.

To sell Grifols’ plasma derivative products, Grifols must first register the products with the competent authorities of the jurisdiction of the market where the product is to be marketed and sold.

To comply with the regulatory requirements in a given jurisdiction, Grifols has a core team in Spain and the United States that prepares the files and coordinates the registration process with the technical personnel at Grifols’ subsidiary assigned to that jurisdiction. Grifols has approximately 342 hemoderivative product licenses registered in over 70 countries. Grifols’ most significant governmental licenses for plasma derivative products are:

•	Flebogamma IVIG. Grifols has 46 licenses for marketing and sale of this product: 15 in the European Union, 2 in the United States, 15 in Latin America, 6 in Asia and 8 in the rest of the world;

•	Fanhdi/Alphanate Factor VIII. Grifols has 53 licenses for the marketing and sale of one or both of these Factor VIII products: 16 in the European Union, 15 in Latin America, one in the United States, 14 in Asia and 7 in the rest of the world; and

•	Albumin Grifols/Albutein Albumin. Grifols has 125 licenses for the marketing and sale of one or both of these albumin products in its various concentrations: 29 in the European Union, 8 in the United States and Canada, 26 in Latin America, 47 in Asia and 15 in the rest of the world.

Grifols markets and sells its bioscience products through its own sales and distribution network in the United States, the European Union and most of Latin America and Asia. Grifols believes that having knowledgeable sales representation and Grifols’ own distribution network staffed with highly trained personnel is critical to a successful marketing and sales effort. See the sections entitled “— Marketing and Sales” and “— Distribution.”

In addition to the sale of the products described above, Grifols has entered into a series of arrangements with some Spanish transfusion organizations to fractionate recovered plasma from such organizations and manufacture plasma derivatives under Grifols’ own brand name for use by hospitals. Grifols charges the transfusion centers for the fractionation and manufacturing service. Grifols has similar, albeit smaller, arrangements with Slovak organizations. Grifols also provides virus photo-inactivation of transfusion plasma to hospitals and clinics in Spain. The plasma is inactivated at Grifols’ manufacturing facilities and then sent back to the clinic or hospital at which it was collected, where it is used for transfusions.

The Hospital Division

The Hospital division manufactures primarily intravenous solutions and nutrition products for sale in Spain and Portugal. In addition to the above-mentioned solutions, Grifols manufactures accessories such as feeding tubes for nutrition, bags for the preparation of diets, and Nutribag, a parenteral nutritional bag in ethyl vinyl acetate. In recent years, Grifols has developed a business called Grifols Partnership, by which it manufactures IV Solutions for third parties based on specific, customized requirements of each customer.

Grifols also offers medical devices such as disposable sterile therapeutic medical products for urology, radiology, hemodynamics and anesthesia, as well as urodynamics and lithotripsy and radiological diagnosis instruments. All of these products are manufactured by third parties and complement Grifols’ portfolio of hospital products.

Finally, Grifols offers products manufactured by third parties related to the logistical organization of the pharmacy and general warehouse of hospitals, including furniture, transport carts, bottling instruments and software programs for hospital management, admissions and accounting. Grifols has an exclusive license through June 2013 for Spain, Portugal and Latin America, to distribute logistics products manufactured by the Cardinal Health Group under the trademark “Pyxis.”

Grifols believes it is the leader in the Spanish intravenous therapy segment. Grifols’ Hospital division accounted for 8.8% and 9.5% of Grifols’ net sales in the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

Grifols manufactures parenteral solution products in glass containers at its manufacturing plant in Parets del Vallès, with an estimated capacity of 45 million bottles per year. Grifols manufactures its parenteral solutions in flexible plastic containers at its Las Torres de Cotillas manufacturing facility in Murcia, Spain, which has an estimated capacity of 27 million flexible plastic containers per year. Construction work began on a new plant at the Las Torres de Cotillas facility which will increase the production capacity of parenteral solutions in flexible plastic containers by 15 million units per year.

The principal raw materials for Grifols’ intravenous therapy products are plastic and glass bottles, which Grifols purchases from various European suppliers. None of Grifols’ suppliers for hospital products accounted for more than 8% of Grifols’ total hospital products supply purchases in each of the nine months ended September 30, 2010 and the year ended December 31, 2009.

The following table describes Grifols’ principal hospital products and their respective applications:

Product Description	Main Applications

Intravenous therapy:
Intravenous fluid and electrolyte solutions. Main product groups include hypotonic solutions, isotonic solutions, hypertonic solutions and plasma volume expander solutions.	Fluid and electrolyte replacement and conduit for the administration of medicines.
Intravenous washing solutions. Washing solutions in specially-designed containers.	Cleaning of injury and operation areas and urological irrigation with the ability to use two different liquid filters.
Intravenous mixtures. Ready-to-use intravenous mixtures for various purposes. Grifols complements this product by offering Grifill, a system for the preparation of intravenous mixtures at in-hospital pharmacies using the principle of sterile filtration. Grifols obtained a product license for Grifill in December 2003 from the FDA, which allows Grifols to market and sell this product in the United States.	Increases safety and efficiency by rendering unnecessary the mixing of solutions at in-hospital pharmacies.

Nutrition:

Soyacal fat emulsion. Fat emulsion at 10% and 20%, administered intravenously.	The fat emulsion is the main energy source for the patient in parenteral nutrition, providing calories and acid fats.
Glucose solution. High glucose concentrate (5%, 15%, 30% and 50%).	Offers carbohydrate support for a patient’s diet.

Dietgrif enteral liquid diets. Oral diets with all the requirements for balanced nutrition. Different diets include standard, standard fiber, polypeptidic, hyperproteic and energetic.	For patients who are unable to eat enough to maintain a nutritious diet, administered through feeding tubes as well as orally.

Amino acid solutions. Solutions at 8% and 10% and hyper-nitrogenated amino acid solutions.	Offers amino acid support for a patient’s diet.

The following chart presents net sales of the Hospital division by major product:

	Nine Months
	Ended	Years Ended December 31,
	September 30, 2010	2009	2008	2007
	(000) Euro

Intravenous therapy	30,308	39,882	39,399	35,874
Medical devices	13,787	17,306	16,021	14,107
Hospital logistics	14,930	20,376	19,008	16,947
Nutrition	6,199	8,172	7,508	6,909
Other(1)	61	592	630	846

Total	65,285	86,328	82,566	74,683

(1)	Relates mainly to soaps and gels.

The production, marketing and sale of Grifols’ parenteral solutions are subject to the prior registration of such products with the competent authorities of the jurisdiction where the product is to be marketed and sold. Grifols has approximately 77 hospital product licenses registered in eight European Union countries and an aggregate of eight countries in Latin America. Grifols’ sales representatives sell primarily to pharmacy, nutrition and gastroenterology units in hospitals and other units in hospitals that use Grifols’ medical devices, using Grifols’ own distribution network.

Grifols’ marketing strategy focuses mainly on further penetration of the United States market with Grifols’ Grifill product for the preparation of intravenous mixtures and of the Spanish and Latin American markets through the sale of the Pyxis logistics products.

The Diagnostic Division

Grifols’ Diagnostic division designs and manufactures analytical instruments and reagents for diagnostics, as well as blood bank products. Grifols believes it is the leader in Spain in the automation immunology market and is second in the blood bank and immunohematology markets. The Diagnostic division accounted for 11.0% and 11.3% of Grifols’ net sales in the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

In the diagnostic products area, components and parts are the principal raw materials, including electronics in the case of Wadiana, Triturus, Q-Coagulometer, Erytra analyzers, plastic materials for blood bags and needles. For blood bags with a filter, the filter is the principal raw material. For blood bags without a filter, the principal raw materials are plastic materials and needles. For reagents, the principal raw materials are chemical products. Grifols purchases these raw materials from several suppliers in the European Union. None of Grifols’ suppliers for diagnostic products accounted for more than 7% of Grifols’ total diagnostic products supply purchases for each of the nine months ended September 30, 2010 and the year ended December 31, 2009.

Grifols assembles its machines individually at Grifols’ Parets del Vallès facility. Grifols manufactures its blood bags at its Las Torres de Cotillas facility which has an estimated capacity of 8 million bags per year. See the section entitled “— Property, Plant and Equipment.”

Grifols’ principal diagnostic products are:

Product Description	Main Applications

Immunohematology:
Wadiana/Erytra analyzers. Automated immunohematology analyzers which use gel technology.	Used to perform routine pre-transfusion testing and immunohematology tests in general.
Immunology:
Triturus analyzers. Fully automated analyzer with open system for any ELISA test offering multi-test/multi-batch capability.	Allows hospitals to automate the enzyme immunoassays in microtiter plate format procedure.
Reagents, instrumentation and software. Instruments, reagents and software for coagulation testing.	Used to establish the coagulation status of patients and to handle the corresponding results.
Hemostasis:
Q-Coagulometer analyzers. Fully automated hemostasis analyzer which uses reagents to measure coagulation levels.	Used to diagnose and measure coagulation status of patients with coagulation-related and hemorrhagic disorders.
Blood bags:
Leucored and Standard Blood bags. Blood bags configured according to all blood bank separation protocols. Leucored blood bags incorporate an in-line filtration system.	Used for collection and transfusion of blood.

In addition to Grifols’ own products, Grifols offers products from outside sourcing to complement its existing product lines such as immunology products from Meridian Diagnostics, Inc., IMMCO Diagnostics Inc., AESKU Diagnostics GmbH and DIESSE Diagnostica Senese S.p.A., and hemostasis products from Alere Inc.

The following chart presents net sales of Grifols’ Diagnostic division by major product:

	Nine Months
	Ended	Years Ended December 31,
	September 30, 2010	2009	2008	2007
	(000) Euro

Immunohematology	37,335	49,951	39,549	33,751
Blood bank	15,457	17,311	15,514	19,404
Immunology	13,886	17,737	17,460	17,345
Hemostasis	7,650	8,222	6,496	5,472
PIBC	5,652	7,756	4,814	2,077
Other	1,021	2,114	1,872	1,660

Total	81,001	103,091	85,705	79,709

The production, marketing and sale of Grifols’ diagnostic products is subject to the prior registration of such products with the competent authorities of the jurisdictions where the product is to be marketed and sold. In particular, Grifols obtained an FDA license to sell the Wadiana analyzer in the United States in May 2003. Grifols has approximately 671 diagnostic product licenses registered in an aggregate of 45 countries in the European Union, the United States, Latin America and Asia.

Grifols markets and sells its diagnostic products mainly in the European Union, the United States, Latin America and Asia. Grifols generally distributes its diagnostic products through marketing partners and third-party distributors. For example, Grifols also entered into agreements with Ortho-Clinical Diagnostics, Inc., a division of Johnson & Johnson, for the manufacture by Grifols under the Ortho-Clinical diagnostics label and the distribution in the United States and Canada of Grifols’ Wadiana analyzer.

Grifols’ marketing strategy focuses mainly on continuing the penetration of Grifols’ Wadiana/Erytra analyzers and related gel cards in the principal world markets directly or through marketing partners. In particular, Grifols is building a diagnostics sales team focused on the United States market.

Geographic Markets

The following chart presents total revenues of Grifols by geographic market:

	Nine Months
	Ended	Years Ended December 31,
	September 30, 2010	2009	2008	2007
	(000) Euro

European Union	323,167	424,591	404,099	376,905
United States	252,528	296,659	290,666	235,929
Rest of the World	163,128	191,936	119,546	90,457
Total	738,823	913,186	814,311	703,291

Research and Development

Research and development is a significant aspect of Grifols’ business and is mostly concentrated in the Bioscience division. Grifols also collaborates from time to time with governmental authorities in its research and development projects and receives grants and/or interest-free preferential loans from Spanish governmental authorities and not-for-profit organizations for use on such projects. In 2009, Grifols spent more than €35.2 million (3.9% of net revenues) in research and development and had 268 scientists and support staff dedicated to research and development. In the nine months ended September 30, 2010, Grifols spent more than €25.6 million (3.5% of net revenues) in research and development and had approximately 270 scientists and support staff dedicated to research and development.

Grifols’ principal research and development objectives are developing new products, researching new applications for existing products and improving Grifols’ manufacturing processes to improve yields, safety and efficiency. The following are Grifols’ Bioscience division initiatives:

•	Developing new products. Grifols obtains, purifies and inactivates proteins whose therapeutic purpose is known, such as fibrin sealant. Grifols is currently carrying out clinical trials for this protein in vascular, organ and soft-tissue surgery and estimates launch of this product in 2014. Among the additional products under development, the most relevant are: a topical Thrombin for use in surgery; Prothrombin Complex with potential indications on reversal of warfarin overdose in anticoagulated patients or treatment of Factor VIII inhibitors in Haemophilia A; Intravenous fibrinogen, with indication in congenital deficiency and, potentially, in massive bleedings; and a human derived Supplement for cell culture for use in research and, potentially, for cGMP applications related to, for example: biotechnology (recombinant protein production), stem cell based regenerative medicine or gene therapy;

•	Researching new applications for existing products. Grifols has been conducting clinical trials for the use of Fanhdi and Alphanate, anti-hemophilic products that consist of the Factor VIII protein and use the von Willebrand coagulation factor, on patients who have a von Willebrand factor deficiency. Grifols has launched this product in Italy and in the United States and expects to expand the license to other countries. Grifols has undertaken several studies to explore alternative uses for albumin. A research line focusing on the systematic practice of therapeutic plasmapheresis with Albumin in the treatment of Alzheimer’s disease began in 2005 with the participation of the ACE Foundation and hospitals in Vall d’Hebron in Barcelona, Gregorio Marañón in Madrid, Howard University in Washington, D.C., and the Mid Atlantic Geriatric Association in New Jersey. The positive interim results obtained from the first studies were published in 2009 and lead to the design of a further medical study combining plasmapheresis and intravenous immunoglobulins that will begin in 2011. In addition to the Alzheimer’s research, Grifols signed a collaboration agreement with the Fundacio Clinic per a la Recerca Biomedica to finance two lines of albumin research. The first is an ongoing multicenter trial that uses albumin on patients with liver cirrhosis and ascitis to prevent the complications inherent to this illness. The second trial entails plasma replacements in patients with acute-on-chronic liver failure and it is expected that the first patient will be included during 2010. Grifols is also conducting a pilot randomized clinical trial with Anbinex (antithrombin) in cardiac surgery with cardiopulmonary bypass;

Other ongoing clinical trials to expand the range of indications for existing products are two in idiopathic thrombocytopenic purpura with Flebogamma 10% DIF, one in children with primary immunodeficiency with Flebogamma 5% DIF and one with Niuliva (hepatitis B intravenous immunoglobulin) in liver transplantation.

There are other clinical trials to extend Grifols’ current licenses to other countries in antithrombin III congenital deficiency, emphysema due to congenital deficiency of Alpha-1 Antitrypsin and Hemophilia A and B.

At a much more basic and earlier (non-clinical) research phase, Grifols is active with several of its proteins in relevant fields such as Oncology, Chronic Obstructive Pulmonary Disease, Regenerative Medicine, Coagulation and some specific potential applications such as prolongation of the half-life of coagulation factors or treatment of drug overdoses.

•	Improving Grifols’ manufacturing processes to improve yields, safety and efficiency. Among the projects related to improve yields, safety and efficiency, Grifols is developing a nanofiltered Factor VIII/VWF concentrate which will increase the already excellent safety margin of Grifols’ current products while simplifying process steps which will improve efficiency without significantly impacting yields. Research is being done also in liquid formulations for Alpha-1 Antitrypsin which would represent an advantage for the user and reduce production costs associated with freeze-drying the product. Alternative packaging materials are being developed for albumin and IVIG, which would represent an advantage to the user because of ease of use. Another project is the development of a nanofiltered albumin preparation that would improve the already well established safety profile of albumin and might be of interest for some, like vaccine manufacturers.

Research is also ongoing to improve plasma management and monitoring worldwide. Grifols completed the plasma bottle sampling system for use in all Grifols blood donor centers in the United States. Additionally, there are ongoing trials with radio frequency identification in the Los Angeles warehouse and the collection centers. During the year, pilot tests have been carried out to study the possible thermodynamic effect of radio frequency identification on plasma temperature.

A research and development team in the Hospital division primarily focuses on developing complementary products and on improving the safety and efficiency of existing ones. In the fluid therapy market, work continues on the study of stabilities of various ready-to-use mixtures in polypropylene packaging, to increase the range of mixtures available for hospital use. In 2009, Grifols also began developing physiological saline and 5% glucose electrolyte solutions packaged in polypropylene bags. These bags are partially filled at different volumes for the purposes of adding medication. In the nutrition area, the industrial transfer process for the 12.5% nitrogen amino acid solution in polypropylene bags has been completed.

Development of the first commercial units of the new BlisPack hospital logistics system is now complete, and this product is expected to be launched into the market in 2010.

Research and development in the Diagnostic division primarily focuses on the development of reagents and equipment for pretransfusional testing and hemostasis diagnosis. The following are the principal research and development projects that Grifols is currently undertaking in the Diagnostic division:

•	Grifols continues to develop technology associated with the classification of blood types through the use of gel technology;

•	In this respect, and since diluted red cells are an important reagent in the screening process of antibodies and antibody identification, a research project is ongoing in order to be able to work with frozen blood bags so as to improve the availability and quality of the reagent red cells manufactured. It is estimated the project will be completed by the end of 2010;

•	Also a new stand alone digital reader will be launched during the last quarter of 2010 in order to automate the reading and interpretation process of the gel cards manufactured and sold by Grifols;

•	Regarding the recently launched Erytra analyzer, a new software version is targeted for January 2011;

•	Development work has also continued in 2009 on a new auto analyzer to perform ELISA techniques in microplates. This analyzer is set to replace the current Triturus, of which over one thousand units have been sold and placed worldwide;

This new instrument will increase the output and sample and reagents capacity in comparison to the Triturus, adding some new features such as continuous loading and unloading of samples and an innovative simplified fluidic system;

•	It is in the course of development of a new Hemostasis Analyzer, complementary to the Q-Coagulometer, that will cover the range of medium to large laboratories. It will give about three times higher capacity and output than the Q-Coagulometer;

•	Development of a newly formulated thromboplastin reagent close to completion. Also a new liquid Thrombin reagent of human origin is in the final stage of development. Also a new activated cephaline reagent based on synthetic phospholipids is under development; and

•	An instrument called Stat is being developed by the new Swiss company, acquired in 2009, which will be able to read the results shown by the multicards (rapid blood typing test).

Marketing and Sales

General

Grifols currently sells bioscience, hospital and diagnostic products to hospitals and clinics, GPOs, governments and other distributors in over 80 countries.

No single customer accounted for more than 4% and 3% of Grifols’ total net sales in the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. Grifols’ top ten customers accounted for approximately 23% and 20% of Grifols’ total net sales in each of the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. However, Grifols anticipates that it will experience an increase in customer concentration as Grifols’ net sales in the United States grow as a percentage of Grifols’ total sales.

In the United States, group purchasing organizations, which are referred to as GPOs, are entities that act as purchasing intermediaries for their members, which are primarily hospitals, nursing homes and other healthcare providers. GPOs negotiate the price and volume of supplies, equipment and pharmaceutical products, including plasma derivatives, used by their members. Hospitals report that GPOs save them 10% to 15% on their purchases. The GPOs’ large market position and their substantial purchasing volume provide them with significant negotiating power, resulting in price pressures for manufacturers like Grifols. In each of the nine months ended September 30, 2010 and the year ended December 31, 2009, approximately 53% of Grifols’ sales in the United States were made through GPOs.

Grifols markets its products to the GPOs’ members and their clients through focused sales presentations. Although price and volume are negotiated by the GPO, the actual sales are made to the GPO’s authorized distributor(s) at the contract price, and the distributor then sells the products to the GPO’s members. For safety and post-sale service reasons, the distributor is required to provide Grifols with the specifics of the ultimate delivery to the client.

The sales, marketing and distribution process is different in Europe, where the bulk of sales are generally made directly to hospitals, with private fractionation companies meeting most of European demand. Grifols has developed long-standing relationships with major hospitals in most of its European markets, and Grifols believes that hospitals are loyal customers that recognize the high quality and safety of Grifols’ products, Grifols’ reliability as a supplier and the strong product expertise and service provided by Grifols’ sales representatives. Due to the nature of Grifols’ customer base and the prevalence of repeat sales in the industry, Grifols markets its products through focused sales presentations rather than by advertising campaigns. In addition, Grifols provides plasma fractionation and viral inactivation services to Spanish, and Slovak hospitals and clinics.

Sales to Eastern Europe, the Middle East and Japan are made mostly outside of Grifols’ own sales network. Grifols’ sales in Latin America are made mainly by Grifols’ own sales network.

Sales Representatives

Grifols requires its sales representatives to be able to highlight the technical differences between Grifols’ products and those of its competitors. This requires a high degree of training as the salesperson has to be able to interact with doctors, pharmacists and other medical staff. Sales representatives call on departmental heads, purchasing agents, senior hospital directors and managers. Grifols compensates its sales representatives by means of a fixed salary and a bonus component based on sales. Grifols divides its sales efforts along the lines of its main product categories. Grifols’ sales personnel are primarily located in the European Union and the United States, but Grifols also has sales personnel in Latin America and Asia.

As of December 31, 2009, Grifols had approximately 126 sales personnel in the Bioscience division, approximately 106 sales personnel in the Hospital division, approximately 114 sales personnel in the Diagnostic division and approximately 30 sales support personnel. Additionally, Grifols has approximately 109 post-sale service personnel that install diagnostic equipment, train users and provide post-sale assistance to customers.

Advertising

Grifols does not conduct any widespread advertising. Instead, it participates in medical congresses and fairs and occasionally publishes advertisements in medical magazines.

Distribution

Grifols believes that having its own distribution network staffed with highly trained personnel is a critical element of a successful sales and marketing effort. Through this network, Grifols is able to provide a high-quality pre- and post-sales service, which Grifols believes enhances brand recognition and customer loyalty. Grifols’ distribution network is experienced in the proper handling of Grifols’ products and allows Grifols to know where its products are located, enabling Grifols to act quickly in the event of a suspected problem or product recall.

Grifols’ sales, marketing and distribution network includes approximately 617 employees. Grifols distribution network personnel are located in Europe, Latin America, the United States and Asia and handle the distribution of Grifols’ biopharmaceutical and other medical products as well as goods manufactured by other premier healthcare companies which complement Grifols’ own products.

During 2009, Grifols distributed products through its own distribution network through its offices in 23 countries and their areas of influence. In some cases, particularly in the field of diagnostics, Grifols distributes products through marketing partners and third-party distributors. Grifols entered into a supply and distribution agreement with Ortho-Clinical Diagnostics Inc., a division of Johnson & Johnson, a world leader in gel cards for immunohematology, for the manufacture by Grifols under the Ortho-Clinical Diagnostics label “Ortho ProVue” and the distribution in the United States and Canada of Grifols’ Wadiana analyzer.

Grifols has subsidiaries in 23 countries and has carefully selected distributors in more than 80 countries around the world. Grifols has a responsive, effective logistics organization that is able to meet the needs of hospital centers throughout the world punctually.

Each of the affiliates is responsible for the requirements of the local market. It is Grifols’ goal that each affiliate is recognizably a Grifols company by its quality of service, ethical standards and knowledge of customer’s needs. This strong local knowledge enables Grifols to build and maintain long term relationships with customers in the hospital to earn their trust and confidence.

Patents and Trademarks

General

As of September 30, 2010, Grifols owned approximately 670 patents and patent applications, of which approximately 186 were in the process of final approval. These patents are granted a 20-year protection period. Only approximately 222 of these patents are set to expire in the next 10 years which indicates a comfortable level of intellectual property protection. Grifols also owned approximately 1,534 trademarks at such date, of which approximately 127 were in the process of final approval.

Grifols maintains a department with personnel in Spain and in the United States to handle the patent and trademark approval and maintenance process and to monitor possible infringements. Grifols is not aware of any infringements to Grifols’ patents and trademarks and Grifols does not license any patents to third parties.

Plasma Derivative Products

As of September 30, 2010, Grifols owned approximately 384 patents and patent applications related to plasma derivatives. The most important of these patents include:

•	Process for the production of virus-inactivated human Gammaglobulin G. Grifols has patents for this process in Argentina, Austria, Belgium, Chile, Czech Republic, Finland, France, Germany, Greece, Hong Kong, Hungary, Ireland, Italy, Japan, Mexico, Netherlands, Portugal, Slovakia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, United Kingdom, Uruguay and the United States which are either pending registration or are set to expire between 2022 and 2024;

•	Use of Therapeutic Human Albumin for the preparation of a drug for the treatment of patients suffering from cognitive disorders. Grifols has pending registrations for patents for this process in Argentina, Australia, Brazil, Canada, Chile, China, European Union, Hong Kong, Japan, Mexico, New Zealand, Russia, Spain, Uruguay and the United States; and

•	Process for removing viruses in fibrinogen solutions. Grifols has patents for this process in Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, Czech Republic, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Japan, Mexico, Netherlands, New Zealand, Poland, Portugal, Slovakia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, United Kingdom and the United States which are either pending registration or are set to expire in 2024.

Hospital and Diagnostic Products

As of September 30, 2010, Grifols owned approximately 286 patents and patent applications related to Grifols’ hospital and diagnostic products. The most important of these patents include:

•	Process for the sterile filling of flexible material bags (Grifill). Grifols has patents for this apparatus in Argentina, Austria, Belgium, Chile, Denmark, France, Germany, Italy, Japan, Mexico, Netherlands, Portugal, Spain, Sweden, Switzerland/Liechtenstein, United Kingdom and the United States which are set to expire between 2011 and 2022;

•	Bags with filtration system (Gribag). Grifols has patents for this vessel in Argentina, France, Germany, Italy, Japan, Portugal, Spain, Switzerland/Liechtenstein and the United Kingdom which are set to expire between 2011 and 2014;

•	Instrument for the precise low rate administration of parenteral solutions without the need for mechanical equipment (Griflow). Grifols has patents for this process in Argentina, Austria, Belgium, Brazil, France, Germany, Italy, Japan, Mexico, Portugal, Spain, Switzerland/Liechtenstein, United Kingdom and the United States which are set to expire between 2011 and 2014;

•	Wadiana machine for clinical analysis. Grifols has patents for this apparatus in Argentina, Austria, Belgium, Brazil, Chile, France, Germany, Italy, Japan, Mexico, Netherlands, Portugal, Slovakia, Spain, Switzerland/Liechtenstein, United Kingdom and the United States which are set to expire between 2018 and 2023;

•	Triturus machine for automated laboratory tests. Grifols has patents for this apparatus in Argentina, France, Germany, Italy, Japan, Mexico, Spain, United Kingdom and the United States which are set to expire in 2018; and

•	Centrifuge machine for clinical analysis, which Grifols has a patent for in Spain and which is set to expire in 2018.

Licenses from Third Parties

Grifols uses certain technologies developed by third parties through licensing arrangements that provide for the payment by Grifols of royalties to the patent holder. Grifols currently uses only one non-exclusive license for the viral inactivation of plasma for transfusions through the individual treatment of plasma units granted by the German Red Cross and covering the territories of Spain, Portugal, the Czech Republic, Argentina, Chile and Mexico. The method used is photo-inactivation in the presence of methylene blue and light radiation. Exclusivity rights under the related patent and, consequently, Grifols’ obligation to pay royalties for this license expire in August 2011.

Property, Plant and Equipment

Grifols’ headquarters are located in Barcelona, Spain. As of September 30, 2010, Grifols leased or owned facilities in 23 countries. Grifols currently owns eight manufacturing facilities in six locations, two of which have plasma fractionation capabilities. The table below shows the geographic location of each manufacturing facility, the products manufactured, the number of units manufactured and current manufacturing capacity, as well as other facilities of the company.

			2009 Actual	Current Installed
Complex	Location and Size	Products(1)	Production(2)	Annual Capacity(2)
Industrial Complex One Parets	Barcelona, Spain 58,285 square meters of which Grifols owns 45,647 square meters	Fanhdi Factor VIII Albumin Grifols Anbin Antithrombin III Flebogamma IVIG Intramuscular Gammaglobulins Trypsone Alfa-1 Antitrypsin Novix Factor IX	1,750 liters 1,850 liters 150 liters 3,000 liters 75 liters 190 liters 35 liters	2,200 liters 2,800 liters 400 liters 3,900 liters 600 liters 450 liters 60 liters
Industrial Complex Two Parets	Barcelona, Spain 35,525 square meters of which Grifols owns 19,853 square meters	Parenteral Solutions Gel Cards	25 million rigid bottles 10.5 million units	45 million rigid bottles 14 million units
Industrial Complex Three Parets	Barcelona, Spain 40,113 square meters which Grifols rents	Plasma Storage	0.5 million liters	0.8 million liters
Industrial Complex USA	Los Angeles, California 93,078 square meters of which Grifols owns 93,078 square meters	Albutein Albumin Alphanate Factor VIII Alphanine IX Profilnine	1,250 liters 1,125 liters 220 liters 55 liters	2,100 liters 2,150 liters 500 liters 100 liters
City of Industry USA	Temple, California 5,000 square meters which Grifols rents	Plasma Storage	0.4 million liters	1.2 million liters
Industrial Complex One Murcia	Murcia, Spain 10,285 square meters which Grifols rents	Blood Bags	7 million equivalent units	8 million equivalent units
Industrial Complex Two Murcia	Murcia, Spain 26,873 square meters which Grifols owns	Parenteral and Intravenous Solutions	21 million flexible containers	27 million flexible containers
Industrial Complex Switzerland	Fribourg, Switzerland 12,000 square meters which Grifols rents	Multicards	0.2 million units	0.6 million units
Industrial Complex Australia	Melbourne, Australia 3,838 square meters which Grifols owns	Gel Cards	0.5 million units	4.0 million units
Plasma Testing Lab Austin, TX	Austin, TX, USA 2,235 square meters which Grifols rents	Plasma testing	N/A	N/A
Plasma Testing Lab San Marcos, TX	San Marcos, TX, USA 7,670 square meters of which Grifols owns 7,670 square meters	Plasma testing	N/A	N/A
Headquarters Sant Cugat Barcelona	Sant Cugat, Spain 32,211 square meters of which Grifols owns 32,211 square meters	Headquarters	N/A	N/A

(1)	For diagnostic products, other than blood bags, there is not a meaningful installed capacity measurement as each unit is built and assembled individually.

(2)	In thousands of liters, except as indicated.

The Parets del Vallès plant has an estimated fractionation capacity of 2.1 million liters per year, while the Los Angeles plant has an estimated fractionation capacity of 2.2 million liters per year. In 2009, Grifols fractionated 1.9 million liters and 1.3 million liters of plasma at the Parets del Vallès and Los Angeles plants, respectively. In the nine months ended September 30, 2010, Grifols fractionated 1.4 million liters and 1.0 million liters of plasma at the Parets del Vallès and Los Angeles plants, respectively.

In addition to the plasma fractionation facilities, the Parets del Vallès plant also has an energy generation facility and research and development, packaging and storage facilities for the Bioscience division and the Hospital division.

The manufacturing facilities in Parets del Vallès and Las Torres de Cotilla, Spain meet all the regulations and standards of the European health authorities. In addition, the Instituto Grifols plant in Parets del Vallès holds an establishment license granted by the FDA in 1995, as well as an ISO 9001 certification for its parenteral solutions and diagnostic manufacturing facilities. The manufacturing facilities in Los Angeles, California are subject to regulation by the FDA and are currently operating under a consent decree obtained by the FDA and the United States Department of Justice. See the section entitled “— Legal Proceedings — Alpha Consent Decree.”

Grifols leases most of its plasma collection centers as well as its main laboratory facility located in Austin, Texas. Grifols believes that it maintains licenses with the appropriate regulatory authorities, including the FDA, for all of these locations.

Insurance Coverage

Grifols’ main insurers are XL Insurance Company Ltd, Factory Mutual Insurance Ltd., and Chubb Insurance Company. The following describes the most significant risks that Grifols faces in its operations and Grifols’ insurance coverage contracted to be protected against such risks:

General and Product Liability

Grifols has a program of insurance policies designed to protect Grifols and its subsidiaries from product liability claims. The program was renewed in May 2010 and expires in May 2011.

Grifols’ protection from product liability exposure includes worldwide coverage against claims brought by persons who, because of their use of Grifols’ products, become infected by any product sold by Grifols. The maximum amount of coverage for product liability claims is €100 million per claim per year. However, for claims for HIV and hepatitis B or C infections, the maximum aggregate amount covered is up to €9.0 million. See the section entitled “— Self-insurance.”

Grifols’ master liability program also protects Grifols and its affiliates, except for Grifols’ United States operations, from liability for environmental damages. This risk is covered up to a maximum of €9.0 million.

Biomat USA and PlasmaCare are not covered by Grifols’ master liability insurance program and maintain a separate liability insurance policy with Admiral Insurance Company. The policy covers plasmapheresis business activities and expires in May 2011. The maximum amount of coverage for liability claims under the policy is $5.0 million per claim per year.

Transport Losses

Grifols’ transport insurance master policy was renewed in May 2010 and expires in May 2011 and covers Grifols and its subsidiaries (including the United States subsidiaries). This policy covers losses related to Grifols’ products, up to a maximum amount of €0.8 million per insurable event, while carried by air, land or sea. Product shipments from Spain to Germany, Italy, and the United Kingdom are covered up to a maximum of €1.3 million. Product shipments from Spain to the rest of the world are covered up to a maximum of €0.8 million. The maximum amount of coverage per insurable event for transportation of plasma within the United States or from the United

States is $3.0 million and $7.2 million, respectively. The value of Grifols’ shipments does not normally exceed the maximum amounts of coverage. When it does, Grifols informs the insurer of the value of the shipment and makes arrangements for additional coverage.

Property Damage and Business Interruption

Grifols’ property damage and business interruption master insurance policy covers Grifols and its subsidiaries (including the United States subsidiaries) and was renewed in May 2010 and expires in May 2011. This master policy covers damages suffered by plants and buildings, equipment, machinery, raw materials, supplies, semi-finished products and finished products. Under the terms of this master policy, the insurer will cover damages produced by fire, smoke, lightning and explosions, among others, for up to $460.0 million in the United States and up to €360.0 million for the rest of the world. It also covers material damages or losses produced by equipment or machinery breakdown, flooding and robbery or looting, among others, for up to €40.0 million, €20.0 million, and €2.0 million, respectively.

Grifols’ master policy also covers damages for up to €3.0 million in the event plasma is damaged because of a loss of refrigeration capacity in a storage facility lasting longer than 48 hours, which is the minimum time period before plasma begins to decay.

In addition, for Grifols’ Spanish and United States subsidiaries, this policy covers loss of profit for a period of indemnity of 24 months with a deductible equivalent to up to 5 business days of lost profits. Pursuant to the loss of profit benefit, in the event that any or all of Grifols’ plants stop production due to an event not excluded under the policy, the insurer must cover fixed expenses, in addition to net profits not earned by Grifols during the term of coverage.

Product Recalls

Grifols’ insurance policies do not cover product recall costs since Grifols believes that costs associated with such an event would be limited by the fact that Grifols does not distribute its plasma derivative products to retailers and is able to trace their location relatively quickly.

Self-insurance

Grifols is self-insuring part of the risks described above through the purchase of a portion of the relevant insurance policies by Squadron Reinsurance., Ltd. one of Grifols’ wholly owned subsidiaries. Grifols self-insures the first €6.0 million per claim per year of its product liability policy, the first €27,000 per loss and €300,000 per year of its transport insurance policy and the first €200,000 per loss for property damage and the first 10 days of lost profits. These amounts are in addition to the deductibles for each of the policies which make up Grifols’ insurance coverage programs.

Employees

As of September 30, 2010, Grifols had 6,128 employees. The table below shows the number of employees as of such date by geographic location and the function they perform.

	Number of	Marketing		R&D and		Senior
Location	Employees	and Sales	Production	Technical	Administrative	Management

Spain	2,391	339	1,497	223	290	42
Rest of European Union	188	124	20	13	20	11
Total European Union	2,580	463	1,517	236	310	53
United States	3,321	85	3,043	22	139	32
Rest of the World	228	156	21	12	27	12
Total	6,128	704	4,580	270	476	98

During 2007, 2008, 2009 and the nine months ended September 30, 2010, the average number of employees was 4,749, 5,505, 5,984 and 5,936, respectively.

Spanish employees are represented by two labor unions, the Workers’ Commissions (Comisiones Obreras) and the Workers General Union (Unión General de Trabajadores). The rest of the employees are not represented by labor unions. The employees of Grifols’ subsidiaries in Spain, Germany, Italy, France, Argentina and Brazil are covered by collective bargaining agreements.

Grifols has not experienced any significant work stoppages in the last 15 years, except for a one-day general strike in Spain in June 2002. Grifols considers its employee relations to be good.

Grifols subscribes to an insurance policy that covers death or permanent disability of employees caused by work accidents. All of Grifols’ employees are covered under this policy. Grifols implemented a pension plan in all its Spanish entities beginning on January 1, 2002, which excludes top management and which requires Grifols to make matching payments to these employees.

Legal Proceedings

General

Grifols is involved in various legal proceedings in the ordinary course of Grifols’ business. In the event of adverse outcomes of these proceedings, Grifols believes that resulting liabilities will either be covered by insurance or not have a material adverse effect on Grifols’ financial condition or results of operations.

Alpha Consent Decree

The Los Angeles fractionation plant has been operating since 1998 under a consent decree agreed to by Alpha, the operator of the plant at that time, the FDA and the United States Department of Justice as a result of an infringement of FDA regulations committed by Alpha. Namely, Alpha was noncompliant with FDA mandated good manufacturing practices. Grifols acquired this plant from Alpha in 2003 with the consent decree in place. The consent decree provides for annual inspection of the plant by the FDA. On February 17, 2006, the FDA advised Grifols that they would no longer be required to have each product lot produced at the plant reviewed and approved by a third party prior to its release, as originally required under the consent decree.

Grifols has worked with the FDA to reconcile any deficiency identified by the FDA and believes that it currently maintains licenses with the appropriate regulatory authorities including the FDA, for this location. Grifols believes that it has significantly improved manufacturing standards at the Los Angeles plant since Grifols’ acquisition. Grifols has invested in the upgrade of the sterile filling areas of the plant and is planning further capital investments with a view to seeking the removal of the consent decree in the medium term. However, Grifols cannot assure you that the consent decree will be removed in such period or at all, and while the consent decree remains in place, Grifols will continue to incur increased costs and expend administrative resources related to the consent decree. Although Grifols cannot guarantee if or when the consent decree will be lifted, based on the current level of compliance, there are no commercial activities that are prohibited or limited by the consent decree.

Hemophilia Associations

Since the 1980s, it has been alleged that hemophiliacs became infected with hepatitis C and/or the HIV virus by using clotting factor concentrates derived from human plasma, like Grifols’ Factor VIII products. Beginning in 1997 the Spanish Hemophilia Association (Federación Española de Hemofilia) has periodically approached Grifols seeking contributions on behalf of Spanish hemophiliacs who had been infected during the 1980s with hepatitis C and/or the HIV virus. Neither the Spanish Hemophilia Association nor any of its members has ever commenced formal legal proceedings against Grifols (except for three cases brought by members that were adjudicated in Grifols’ favor). Grifols has been involved in several legal proceedings (acto de conciliación) relating to such matters.

One such matter was initiated in February 2000 by a claimant claiming €542,000 in damages due to the alleged contraction of HIV and hepatitis C. The claim was rejected by the first instance court in Cadiz in November 2005. An appeal was filed, which was rejected by the Cadiz Provincial Court in April 2007, however, the claimant has filed another appeal before the Supreme Court which is pending resolution.

In February 2005, a claimant brought a claim against the Health Board of Castilla y Leon claiming €180,000 in damages due to the alleged contraction of hepatitis C and the health authorities requested that this claim be extended to include Grifols. Grifols has contested this claim and a court ruling is pending.

In 2007, Grifols was notified of a claim for maximum damages of €12,690,000 filed by a group of 100 Catalan hemophiliacs against all plasma fractionation companies. During 2008, this claim was rejected. The ruling was appealed and a court ruling on the appeal is pending. Grifols believes that the outcome of these proceedings, even if determined adversely, would not have a material adverse effect on its business, financial condition and results of operations.

Termination of Long-Term Supply Contract with DCI Management Group LLC

Grifols, through its subsidiary Biomat USA Inc., entered into a long-term supply contract for plasma with DCI Management Group LLC, which is referred to as DCI, in 2006, subsequently amended in 2007, to purchase plasma. In 2009, Grifols terminated the contract on the grounds that DCI failed to comply with certain contractual obligations to supply plasma. DCI disagrees with Grifols’ assertion and the parties are beginning an arbitration proceeding to determine their respective rights and liabilities.

Talecris-Grifols Merger

Four purported class action lawsuits have been filed by Talecris stockholders challenging the proposed transaction. Two of the lawsuits were filed in the Court of Chancery of the State of Delaware and have been consolidated under the caption In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL. The other two lawsuits were filed in the Superior Court of the State of North Carolina and are captioned Rubin v. Charpie, et al., No. 10 CV 004507 (North Carolina Superior Court, Durham County), and Kovary v. Talecris Biotherapeutics Holdings Corp., et al., No. 10 CV 011638 (North Carolina Superior Court, Wake County). The lawsuits name as defendants Talecris, the members of the Talecris Board of Directors, Grifols, S.A. and its subsidiary, Grifols Inc., and, in the Delaware consolidated action, Talecris Holdings and Stream Merger Sub, Inc. The two North Carolina actions have been stayed.

All of the lawsuits allege that the individual defendants (and, in the consolidated Delaware action, Talecris Holdings) breached their fiduciary duties to the Talecris stockholders in connection with the proposed transaction with Grifols, and that Grifols (and, in one of the North Carolina cases, Talecris, and in the Delaware action, Grifols Inc.) aided and abetted those breaches. The Delaware complaint alleges, among other things, that the consideration offered to Talecris stockholders pursuant to the proposed transaction is inadequate; that the Talecris Board of Directors failed to take steps to maximize stockholder value; that Talecris’ IPO and debt refinancing in 2009 were intended to facilitate a sale of Talecris; that Cerberus and Talecris Holdings arranged the proposed merger for the benefit of Cerberus, without regard to the interests of other stockholders; that the voting agreements impermissibly lock up the transaction; that the merger agreement contains terms, including a termination fee, that favor Grifols and deter alternative bids; and that the preliminary Form F-4 filed on August 10, 2010 contains material misstatements and/or omissions, including with respect to the availability of appraisal rights in the merger; the purpose and effects of the Virginia reincorporation merger; the antitrust risks of the proposed transaction; the financial advisors’ analyses regarding the Grifols’ non-voting stock to be issued in connection with the transaction; and the fees to be paid to Morgan Stanley by Talecris and Grifols in connection with the proposed transaction. The Delaware complaint also alleges that Talecris stockholders are entitled to appraisal rights in connection with the transaction pursuant to Section 262 of the Delaware General Corporation Law, and that the transaction violates the Delaware General Corporation Law by failing to provide such rights. The Delaware action seeks equitable and injunctive relief, including a determination that the stockholders have appraisal rights in connection with the merger, and damages.

On October 29, 2010, the parties to the Delaware litigation entered into a memorandum of understanding, or an MOU, reflecting an agreement in principle to settle that litigation. The MOU provides, among other things, for the provision of appraisal rights in accordance with DGCL 262 in connection with the transaction as described at pages 135-137; for an increase in the merger consideration by an additional 500,000 shares of Grifols non-voting stock to holders of Talecris common stock other than the Talecris specified affiliated stockholders as described at pages 144-145; and for certain additional disclosures provided herein. The MOU also provides for a dismissal of the action with prejudice and a release of claims. The settlement is subject, among other things, to formal documentation, notice to the class and final court approval.

OPERATIONAL AND FINANCIAL REVIEW OF GRIFOLS

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their audited consolidated financial statements and related footnotes included at the end of this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Risk Factors” included elsewhere in this joint proxy statement/prospectus for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in the following discussion and analysis. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this joint proxy statement/prospectus.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which, once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life-threatening medical conditions. Grifols’ products are used by healthcare providers in more than 80 countries through 24 subsidiaries and distributors to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols organizes its business into four divisions:

•	Bioscience. The Bioscience division includes activities relating to plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by Grifols from plasma are Intravenous Immunoglobulin (“IVIG”), Factor VIII and Albumin. Grifols also manufactures A1 PI, Hyperimmune immunoglobulins, Antithrombin III, Factor IX and PTC. The Bioscience division, which accounts for a majority of Grifols’ total net sales, accounted for €578.8 million, or 78.3%, and €695.0 million, or 76.1%, of Grifols’ total net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

•	Hospital. The Hospital division manufactures products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for €65.3 million, or 8.8%, and €86.3 million, or 9.5%, of Grifols’ total net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. Grifols believes that it is the leading provider of intravenous therapy in Spain, with a 33% market share.

•	Diagnostic. The Diagnostic division focuses its activities in the field of clinical diagnoses, developing instruments and reagents for in vitro analysis in three areas: immunohematology, hemostasis and immunology. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories, and hospital immunohematology services. The division also manufactures and distributes blood collection bags and other disposables. The Diagnostic division accounted for €81.0 million, or 11.0%, and €103.1 million, or 11.3%, of Grifols’ total net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

•	Raw Materials. The Raw Materials division, which includes the sale of intermediate pastes and plasma to third parties as well as revenues from services, and which accounted for €3.4 million, or 0.5%, and €22.7 million, or 2.5%, of Grifols total net sales for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

Presentation of Financial Information

IFRS

Grifols consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and the nine months ended September 30, 2010 have been prepared in accordance with IFRS as issued by the IASB and IAS 34, Interim Financial Reporting, respectively. Accordingly, such consolidated financial statements present fairly Grifols’ consolidated equity, consolidated financial position, and its results of operations and cash flows for the years presented. For additional information, see Grifols’ financial statements and the accompanying notes included in this joint proxy statement/prospectus.

Recent Acquisitions

Australian-Swiss Group Acquisition

In March 2009, Grifols acquired 49% of the profit-sharing rights and 99% of the voting rights in Woolloomooloo Holdings Pty Ltd., the holding company of an Australian-Swiss group that is a distributor of diagnostic products in Australia and Switzerland along with a manufacturing facility in Switzerland for €25 million demonstrating Grifols’ continued focus on international expansion and acquisitions that generate synergies.

Bio-Medics Plasma Collection Centers Acquisition

In March 2007, Grifols acquired four plasma collection centers from Bio-Medics, Inc. for €17.1 million.

Factors Affecting the Comparability of Grifols’ Results of Operations

Change in Classification of Albumin for Non-Therapeutic Uses and Intermediates

During 2009, the results of the Raw Materials division have been streamlined and income and costs from sales of albumin for non-therapeutic use and intermediate products have been reclassified into the Bioscience division. The sales and cost of sales have also been reclassified for 2008 and 2007. In 2008, the effect of such reclassification on sales and cost of sales, respectively, was €11.7 million and €5.7 million and in 2007, was €14.5 million and €7.6 million, respectively.

Other Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where Grifols sells them, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, Grifols’ ability to maintain or increase Grifols’ prices and gross margins.

Grifols is expanding its presence in the United States, which is the principal market in the world for plasma derivative products and where prices are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program, (although prices are subject to price pressures from GPOs and insurance companies).

Plasma Supply Constraints

Plasma, which is the principal raw material required in the manufacturing of plasma derivative products, is a scarce resource. Grifols’ ability to increase its net sales depends substantially on increased access to plasma. See the section entitled “Information About Grifols — Company Strengths — Vertically Integrated Business Model with a Secure Supply of United States Source Plasma” for a description of the factors that affect the availability of plasma.

Grifols estimates that its plasma requirements through 2012 will be covered by plasma collected through its 80 plasma collection centers in the United States and the plasma received by Grifols from Spanish hospitals through the AIPH program. In 2009, the plasma collection centers collected approximately 2.9 million liters of plasma. The actual volume of plasma obtained by Grifols may be less or more than these amounts. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Product Licensing Requirements

The marketing and sale of pharmaceutical and biological products, such as Grifols’ plasma derivatives and parenteral solutions, is subject to the prior registration of such product with the competent authorities of the jurisdiction where the product is to be marketed and sold. The registration process is complex and time-consuming.

Grifols’ ability to increase net sales by expanding Grifols’ products into new markets depends substantially on the successful and timely completion of the registration process in those markets.

Certain costs related to the product licensing process, such as fees payable to the medical personnel who conduct the clinical trials, fees payable to trial volunteers, the product used during the trials, product licensing fees and insurance premiums related to the trials, are capitalized. Expenses related to the product licensing process include primarily personnel (which are recorded under personnel expenses), and other materials used in the clinical trials (which are recorded under cost of material consumed). There is generally a lag time of several months from the moment that Grifols obtains the approval until Grifols effects its first sales, as Grifols has to put in place its sales, marketing and distribution infrastructure.

Grifols has obtained the product license for Grifols’ three principal products, Flebogamma and Flebogamma DIF IVIG, Fanhdi Factor VIII and Grifols Albumin, in all of Grifols’ principal European markets (Germany, Italy, United Kingdom and Spain). Grifols has also obtained the product license for Flebogamma DIF IVIG and Grifols Albumin in the United States. In addition, Alphanate Factor VIII, Albutein, Alphanine Factor IX and Profilnine PTC products that Grifols acquired from Alpha have been licensed by the regulatory authorities in the principal European markets, the United States and Asia.

See the section entitled “Information About Grifols — The Bioscience Division — Bioscience Products and Services” for a description of the licensing process and of Grifols’ principal product licenses.

Past-Due Receivables

For sales of Grifols’ products to hospitals and clinics that are part of the social security systems of Spain, Portugal, Italy and certain other countries, Grifols depends upon government health agencies for payment. Grifols has faced significant delays in the collection of payment for Grifols’ products in such countries. The adoption by Spain, effective December 31, 2004, of a European Union directive that requires payment of interest on receivables that are more than 60 days overdue has resulted in a significant decrease in collection delays from these hospitals and clinics. However, Grifols cannot assure that this trend will continue or that the present receivables aging levels for these hospitals and clinics will not increase again, particularly if the funding of these hospitals and clinics is not increased sufficiently by the appropriate governmental health agencies. The failure to receive timely payments for the sale of Grifols’ products negatively affects Grifols’ working capital levels and may require Grifols to obtain more short-term financing than Grifols would otherwise need. See the section below entitled “— Liquidity and Capital Resources — Working Capital.” These significant delays contributed to Grifols’ receivables aging average of 90 days, 84 days, 83 days and 88 days at December 31, 2007, 2008, 2009, and the nine months ended September 30, 2010, respectively.

Interest and Currency Risk

Nearly all of Grifols’ consolidated bank debt at September 30, 2010 bore interest at a floating rate, principally at a spread over the Euro Interbank Offered Rate (“EURIBOR”). As a result, increases in the applicable floating interest rates would increase Grifols’ interest expense and reduce Grifols’ net cash flow. See the section below entitled “— Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk.”

Grifols’ functional currency is the euro, and a significant portion of Grifols’ net sales is denominated in euros (40.3% as of the nine months ended September 30, 2010). Grifols’ principal foreign currency exposure relates to the U.S. dollar. In the nine months ended September 30, 2010 €308.6 million of Grifols’ net sales were denominated in U.S. dollars. This represents a dollar-denominated sales-to-expenses ratio of 98.5% in the nine months ended September 30, 2010. The current shift in Grifols’ geographic net sales mix towards the United States market provides Grifols with a natural hedge, as a larger portion of Grifols’ revenues is denominated in U.S. dollars. However, the effectiveness of this natural hedge is affected by the lag time between the moment when plasma is collected and the moment when the sale of the plasma derivative product occurs, which is generally between nine and twelve months after the plasma is collected.

A devaluation of the U.S. dollar against the euro would result in (i) a decrease in net sales in euro terms for sales denominated in U.S. dollars, and (ii) a decrease in costs in euro terms for costs denominated in U.S. dollars. A devaluation of the euro against the U.S. dollar would have the opposite effect.

Grifols is also exposed based on the payment of U.S. dollar-denominated indebtedness. At the nine months ended September 30, 2010 and the year ended December 31, 2009, 47.2% and 47.4%, respectively, of Grifols’ consolidated bank loans and its guaranteed senior notes were denominated in U.S. dollars. A devaluation of the U.S. dollar against the euro would result in a decrease in euro terms in the amount of debt owed and the related interest expense for Grifols’ U.S. dollar-denominated, interest-bearing debt. A devaluation of the euro against the U.S. dollar would have the opposite effect.

Grifols is also exposed to currency fluctuations with respect to other currencies such as the British pound, Brazilian real, Malaysian ringgit and the Argentine, Mexican and Chilean pesos, although to a significantly lesser degree than the U.S. dollar. See notes 23 and 30 of Grifols’ consolidated financial statements.

During 2009, Grifols entered into two unquoted futures contracts, the notional underlying of which consists of Grifols shares, with a solvent financial institution. The two contracts have 2 million shares and 2.2 million shares underlying with an exercise price of €11.6107 and €11.9864, respectively. The contracts expire on December 30, 2010, although Grifols may terminate them prior to this date. The contracts are settled by differences between the market value of the notional underlying value and the exercise price. On December 30, 2010, Grifols extended both futures contracts through March 31, 2011.

To cover the interest rate risk related to the notes issued in 2009, Grifols entered into a swap to hedge the interest rate of the 10-year United States government bonds, with a nominal amount of $200.0 million maturing on September 21, 2009, swapping a variable interest rate for a fixed one. At the date of redemption, the valuation resulted in a financial cost of €3.275 million, which has been recognized in equity, net of the tax effect, under “Cash flow hedges” and deferred over the term of the ten-year corporate bond. See the section below entitled “— Liquidity and Capital Resources — Indebtedness — Guaranteed Senior Notes.”

Other Factors

Grifols’ financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation; increased competition; the inability to hire or retain qualified personnel necessary to sustain planned growth; the loss of key senior managers; problems in developing some of the international operations; and lack of sufficient capital, among others. See the section entitled “Risk Factors — Risks Relating to the Business of Grifols” for a description of these factors.

Critical Accounting Policies under IFRS

The preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, requires Grifols to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities. A detailed description of Grifols’ significant accounting policies is included in the footnotes to Grifols’ audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Grifols believes that certain of its accounting policies are critical because they are the most important to the preparation of its consolidated financial statements. These policies require Grifols’ most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. Grifols applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in Grifols’ application of its critical accounting policies during the periods presented. Grifols periodically reviews its critical accounting policies and estimates with the audit committee of the Grifols board of directors. The following is a summary of accounting policies that Grifols considers critical to its consolidated financial statements.

(a)  Business combinations

As permitted by IFRS 1: First-time Adoption of International Financial Reporting Standards, Grifols has recognized only business combinations that occurred on or after January 1, 2004, the date of transition to IFRS, using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting principles prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

Grifols applies the acquisition method for business combinations. The acquisition date is the date on which Grifols obtains control of the acquiree.

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by Grifols, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfillment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated.

Where the cost of the business combination exceeds Grifols’ interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognized as goodwill. If the acquirer’s interest in the fair value of net assets exceeds the cost of the business combination, the difference remaining after reassessment is recognized by the acquirer in profit or loss.

IFRS 3 Business Combinations (revised) takes effect for business combinations completed on or after July 1, 2009. This standard could affect future business combinations or other transactions by Grifols. This new standard has not previously affected Grifols as all of its business combinations were completed prior to July 1, 2009. Under IFRS 3 (revised) direct transaction costs are not part of the purchase cost and are expensed when incurred.

(b)  Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost less its residual value. Grifols determines the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Depreciation of property, plant and equipment is determined based on the criteria outlined below:

Depreciation
	Method	Rates
Buildings	Straight line	1%-3%
Plant and machinery	Straight line	8%-10%
Other installations, equipment and furniture	Straight line	10%-30%
Other property, plant and equipment	Straight line	16%-25%

Grifols assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by Grifols as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives and goodwill are not amortized but tested for impairment at least annually or more frequently if events indicate a potential impairment loss.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization	Estimated Years of
	Method	Useful Life

Development expenses	Straight line	3 - 5
Concessions, patents, licenses, trademarks and similar	Straight line	5 - 15
Software	Straight line	3 - 6

Grifols reviews residual values, useful lives and depreciation methods at each financial year-end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(c)  Capitalization of development costs

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•	Grifols has technical studies justifying the feasibility of the production process;

•	Grifols has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use;

•	The asset will generate sufficient future economic benefits; and

•	Grifols has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed assets in the consolidated income statement.

(d)  Impairment of goodwill and intangible assets with indefinite useful lives

Grifols tests for possible impairment of goodwill and intangible assets with indefinite useful lives at least annually.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period Grifols assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognized.

Details of and movement in goodwill in the nine month period ending September 30, 2010 are as follows:

	Thousands of Euros
	Balances at			Balances at
	December 31,	Business	Translation	September 30,
	2009	Combinations	Differences	2010

Net value
Grifols UK, Ltd.	7,736	—	253	7,989
Grifols Italia, S.p.A.	6,118	—	0	6,118
Biomat USA, Inc.	90,089	14,770	5,824	110,683
Plasmacare, Inc.	35,676	—	1,982	37,658
Plasma Collection Centers, Inc.	14,770	(14,770)	0	0
Woolloomooloo Holdings Pty Ltd.	19,611	—	2,657	22,268

	174,000	0	10,716	184,716

Goodwill has been allocated to each of Grifols’ CGUs in accordance with their respective business segment and on a geographical basis, those being the lowest level at which goodwill is monitored for internal purposes. Plasma Collection Centers Inc. and Plasmacare, Inc. are integrated into the management of Biomat USA, Inc. for the purpose of impairment analysis.

With the exception of the Woolloomooloo Holdings Pty. Ltd CGU, which mainly operates in the Diagnostic division, all CGUs with goodwill belong to the Bioscience division.

At December 31, 2009, Grifols has recognized licenses with indefinite useful lives under intangible assets for a carrying amount of €23.4 million (€23.9 million at December 31, 2008), which have been allocated to Grifol’s Plasmacare, Inc. and Biomat USA, Inc. CGUs, which belong to the Bioscience division.

The recoverable amount of a CGU is determined based on its value in use. These calculations are based on cash flow projections from the financial budgets approved by management over a period of five years. Cash flows beyond this five-year period are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating value in use of CGUs are as follows:

	CGUs
	Bioscience		Diagnostic

Growth rate used to extrapolate projections	3%		2%
Discount rate before tax	9.5	%-13%	9.8%
Discount rate after tax	8%		8.7%

Management determines budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are consistent with the forecasts included in industry reports. The discount rates used are after tax and reflect specific risks related to the relevant CGUs. The use of pre-tax discount rates would not lead to a materially different value in use for the relevant CGUs.

Sensitivity to changes in key assumptions

In order to determine the sensitivity of value in use to changes in the key assumptions, Grifols analyzed the impact taking into account the following modifications in the key assumptions:

	CGUs
	Bioscience	Diagnostic

Growth rate used to extrapolate projections	1%	1%
Discount rate after tax	10%	10%

The modified key assumptions described above did not result in an impairment of the value of the goodwill and the intangible assets with indefinite useful lives.

(e)  Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (“FIFO”) basis.

Grifols uses the same cost model for all inventories of the same nature and with a similar use within Grifols.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realizable value. Net realizable value is considered as follows:

•	Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production;

•	Goods for resale and finished goods: estimated selling price, less costs to sell; and

•	Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

(f)  Revenue recognition

Grifols recognizes revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. Allowances against revenues for estimated discounts and rebates are established by Grifols concurrently with the recognition of revenue.

Grifols participates in state government-managed Medicaid programs in the United States. Grifols accounts for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to its estimate of the Medicaid rebate claims attributable to such sale. Grifols determines its estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. Grifols considers outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjusts the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one- to two- quarter lag, any adjustments for actual experience have not been material.

Group Purchasing Organizations or other customers, both in the United States, that have entered into a contract with Grifols for purchases of Flebogamma are eligible for a pricing discount based upon a minimum purchase quantity of Flebogamma each month. These rebates are recorded as a reduction of sales and accounts receivable in the same month the sales are invoiced based upon a combination of actual customer purchase data and on historical experience when the actual customer purchase data is reported later in time.

Results of Operations

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Net Sales

Net sales increased by 7.1%, from €689.6 million in the nine months ended September 30, 2009 to €738.8 million in the nine months ended September 30, 2010.

Bioscience.  Net sales increased by 10.4%, from €524.3 million in the nine months ended September 30, 2009 to €578.8 million in the nine months ended September 30, 2010. The following table presents net sales of the Bioscience division in the nine months ended September 30, 2009 and the nine months ended September 30, 2010 by major product or service (revenues from fractionation services to hospitals are reflected in Other):

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2010	September 30, 2009	% Var
	(000) Euro

IVIG	262,443	230,890	13.7
Factor VIII	113,742	105,298	8.0
Albumin	125,992	108,268	16.4
Antithrombin III	5,321	6,934	(23.3)
IMIG	15,392	15,403	(0.1)
Factor IX/PTC	23,449	22,634	3.6
Alpha-1 antitripsin	4,098	3,722	10.1
IVIG Anti-HB	2,594	235	—
Other(1)	25,725	30,939	(16.9)

Total	578,756	524,323	10.4

(1)	Relates mainly to fractionation services and discounts.

The increase in net sales is primarily due to volume increases in sales in IVIG and albumin, while prices reflect a decline. Nevertheless, these two products each reported double digit growth.

IVIG growth in the nine months ended September 30, 2010 is due to €36.5 million sales volume increase, which is partly offset by decreases in price of €12.0 million and a positive foreign exchange rate impact of €7.0 million. By region, the main growth driver is the United States with a €35.3 million increase in net sales, from €108.1 million in the nine months ended September 30, 2009 to €143.4 million in the nine months ended September 30, 2010.

The increase in sales of Factor VIII is due to an increase in sales volume of €14.0 million, a price decrease of €8.7 million mainly due to geographic sales mix and a positive foreign exchange rate effect of €3.1 million. By region, the United States, which had a €5.0 million increase in net sales (from €45.1 million in the nine months ended September 30, 2009 to €50.1 million in the nine months ended September 30, 2010), and the rest of the world which had a €6.6 million increase (from €11.5 million in the nine months ended September 30, 2009 to €18.1 million in the nine months ended September 30, 2010) are the main contributors to growth.

The increase in sales of albumin results mainly from increases in overall sales volume of €21.8 million, and price decrease of €7.1 million, and a positive foreign exchange rate effect of €3.0 million. By region, the main growth driver is Asia with a sales change of €19.9 million, from €17.4 million in the nine months ended September 30, 2009 to €37.3 million in the nine months ended September 30, 2010.

Hospital.  Net sales increased by 2.9%, from €63.4 million in the nine months ended September 30, 2009 to €65.3 million in the nine months ended September 30, 2010. The following table presents net sales of hospital products in the nine months ended September 30, 2009 and the nine months ended September 30, 2010 by major product:

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2010	September 30, 2009	% Var
	(000) Euro

Intravenous Therapy	30,308	29,313	3.4
Medical Devices	13,787	12,990	6.1
Hospital Logistics	14,930	14,877	0.4
Nutrition	6,199	6,020	3.0
Other(1)	61	270	(77.4)

Total	65,285	63,470	2.9

(1)	Relates mainly to soaps and gels.

Main business line sales, intravenous therapy, had a 3.4% increase, from €29.3 million in the nine months ended September 30, 2009 to €30.3 million in the nine months ended September 30, 2010. Also contributing to the Hospital division growth there are Medical Devices with a 6.1% increase and Nutrition with a 3.0% increase. From the other side, almost flat sales in hospital logistics, which had a 0.4% increase, leaving the figure at €14.9 million in both the nine months ended September 30, 2009 and in the nine months ended September 30, 2010. In both cases, since the majority of sales are in the domestic market, the actual economic situation is affecting the prices in the intravenous therapy line and the capital investments from the hospitals in the hospital logistics line.

Diagnostic.  Net sales increased by 6.3%, from €76.2 million in the nine months ended September 30, 2009 to €81.0 million in the nine months ended September 30, 2010. The following table presents net sales of diagnostic products in the nine months ended September 30, 2009 and the nine months ended September 30, 2010 by major product:

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2010	September 30, 2009	% Var
	(000) Euro

Inmunohematology	37,335	36,408	2.5
Blood bank	15,457	12,922	19.6
Immunology	13,886	13,302	4.4
Haemostasis	7,650	6,057	26.3
PIBC	5,652	5,911	(4.4)
Other(1)	1,021	1,621	(37.0)

Total	81,001	76,221	6.3

(1)	Includes reagents and other products manufactured by third parties and discounts.

The 6.3% growth in the Diagnostic division was driven primarily by blood bank sales, which experienced a 19.6% increase, from €12.9 million in the nine months ended September 30, 2009 to €15.5 million in the nine months ended September 30, 2010. By regions, the blood bank growth is from Latin America, with a 16.4% increase (from €8.1 million in the nine months ended September 30, 2009 to €9.5 million in the nine months ended September 30, 2010) and the EU with a 33.7% increase (from €4.1 million in the nine months ended September 30, 2009 to €5.5 million in the nine months ended September 30, 2010).

Also contributing to Diagnostic division growth is Haemostasis, with an increase of 26.3%, from €6.1 million in the nine months ended September 30, 2009 to €7.7 million in the nine months ended September 30, 2010, mainly due to Spain, which had a growth of 23.1% from €5.0 million in the nine months ended September 30, 2009 to €6.2 million in the nine months ended September 30, 2010.

Immunohematology sales experienced a modest growth of 2.5%, from €36.4 million in the nine months ended September 30, 2009 to €37.3 million in the nine months ended September 30, 2010, with irregular growth across the regions.

Raw Materials.  Sales in the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009 show an important decrease, from €21.5 million in the nine months ended September 30, 2009 to €3.4 million in the nine months ended September 30, 2010; 2009 sales comprised of mainly one-off plasma sales, while sales in 2010 only had recurrent sales.

Operating Expenses

Changes in inventories of finished goods and work in progress and materials consumed.

Supplies increased by 5.6%, from €212.5 in the nine months ended September 30, 2009 to €224.5 in the nine months ended September 30, 2010. From these supplies, an amount of €206.1 million in the nine month period ended September 30, 2010 corresponds to purchases of raw materials and goods for resale and an amount of €18.5 million corresponds to a change in inventories of raw materials and goods for resale. In addition, an amount of €34.4 million corresponds to change in inventories of finished goods and work in progress. This increase was primarily because Grifols intended to build up inventories to secure future growth.

Self-constructed non-current assets.

Self-constructed non-current assets decreased by 14.8%, from €27.9 million in the nine months ended September 30, 2009 to €23.8 million in the nine months ended September 30, 2010.

Personnel expenses.

Personnel expenses increased by 5.9%, from €202.0 million in the nine months ended September 30, 2009 to €213.9 million in the nine months ended September 30, 2010.

Other operating expenses.

Other operating expenses decreased by 5.2%, from €150.2 million in the nine months ended September 30, 2009 to €158.1 million in the nine months ended September 30, 2010, a modest increase primarily due to Grifols’ special expenses control policy.

Depreciation and amortization of fixed assets.

Depreciation and amortization of fixed assets increased by 14.7%, from €29.0 million in the nine months ended September 30, 2009 to €33.3 million in the nine months ended September 30, 2010. This increase was primarily due to the continued increase in Grifols’ fixed asset base, including a new sterile filling and purification area at Grifols’ Los Angeles plant and Grifols’ new corporate offices in Sant Cugat del Vallès, Barcelona.

Net finance expense.

Net finance expense increased by 193.8%, from €13.5 million in the nine months ended September 30, 2009 to €39.7 million in the nine months ended September 30, 2010. This important increase is mainly due to the financial expense related to the senior guaranteed notes issued in September 2009 which amounted to €24.0 million and a non-realized loss of €7.1 million arising from futures contracts with respect to Grifols ordinary shares.

Income tax.

In the nine months ended September 30, 2010, Grifols had a consolidated profit before income tax of €128.6 million and income tax expense of €32.8 million, which represents an effective tax rate of 25.5%. This amount includes deductions of €9.4 million relating to research and development deductions and other deductions. The effective tax rate has decreased from 28.8% in the nine months ended September 30, 2009 to 25.5% in the nine months ended September 30, 2010 due to the fact that although profit before taxes is lower in the nine months ended September 30, 2010, the amount of deductions is higher.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales

Net sales increased by 12.1%, from €814.3 million in 2008 to €913.2 million in 2009.

Bioscience.  Net sales increased by 12.5%, from €618.0 million in 2008 to €695.0 million in 2009. The following table presents net sales of the Bioscience division in 2008 and 2009 by major product or service (revenues from fractionation services to hospitals are reflected in Other):

	2009	2008	% Var
	(000) Euro

IVIG	302,859	287,178	5.5
Factor VIII	143,533	119,772	19.8
Albumin	143,203	120,942	18.4
Antithrombin III	8,705	9,501	(8.4)
IMIG	20,245	17,895	13.1
Factor IX/PTC	29,266	27,666	5.8
Alpha-1 antitrypsin	4,923	4,273	15.2
IVIG Anti-HB	1,160	0	—
Other(1)	41,075	30,691	33.8

Total Sales	694,969	617,918	12.5

(1)	Relates mainly to fractionation services and discounts.

The increase in net sales is primarily due to increases in sales of Grifols’ three main product lines: IVIG, albumin and Factor VIII. The increase in IVIG sales is primarily due to a €20.6 million increase in net sales in Brazil, from €6.8 million in 2008 to €27.4 million in 2009. This increase was principally due to a series of public tenders awarded.

IVIG growth in 2009 was driven by increases in volume which resulted in a €5.5 million increase, increases in price which resulted in a €6.6 million increase and a positive foreign exchange rate which resulted in a €3.6 million increase. See “Industry Overview — The Plasma Industry — Historical Market Growth of Plasma Derived Products — IVIG.”

The change in Factor VIII sales is primarily due to an increase in sales volume of €43.9 million, a price decrease of €18.4 million as a sales mix (tenders awarded at low prices compared to regular sales) and a negative foreign exchange effect of €1.7 million. By regions, the United States, which had a €6.3 million increase in net sales (from €53.9 million in 2008 to €60.2 million in 2009), and Latin America, which had a €12.7 million increase (from €5.5 million in 2008 to €18.3 million in 2009) are the main contributors to growth.

The increase in sales of albumin results mainly from increases in overall sales volume of €18.7 million, and a price increase of €2.9 million, and a positive foreign exchange rate effect of €0.7 million. By region, the main changes are a €8.8 million increase in net sales in the United States (from €33.3 million in 2008 to €42.1 million in 2009) and a €11.5 million increase in net sales in the rest of the world (from €41.4 million in 2008 to €52.9 million in 2009).

Hospital.  Net sales increased by 4.6%, from €82.6 million in 2008 to €86.3 million in 2009. The following table presents net sales of hospital products in 2008 and 2009 by major product:

	2009	2008	% Var
	(000) Euro

Intravenous therapy	39,882	39,399	1.2
Medical devices	17,306	16,021	8.0
Hospital logistics	20,376	19,008	7.2
Nutrition	8,172	7,508	8.8
Other(1)	592	630	(6.0)

Total Sales	86,328	82,566	4.6

(1)	Relates mainly to soaps and gels.

In 2009, Grifols recorded increases in each of its main product lines. The growth drivers in the Hospital division are the medical devices and hospital logistics product lines. Growth in the medical devices product line is primarily attributable to increased sales in Spain, while growth in the hospital logistics product line is primarily attributable to increased sales in Latin America.

Diagnostic.  Net sales increased by 20.3%, from €85.7 million in 2008 to €103.1 million in 2009. The following table presents net sales of diagnostic products in 2008 and 2009 by major product:

	2009	2008	% Var
	(000) Euro

Immunohematology	49,951	39,549	26.3
Blood bank	17,311	15,514	11.6
Immunology	17,737	17,460	1.6
Hemostasis	8,222	6,496	26.6
PIBC	7,756	4,814	61.1
Other(1)	2,114	1,872	12.9

Total Sales	103,091	85,705	20.3

(1)	Includes reagents and other products manufactured by third parties and discounts.

The 20.3% growth in the Diagnostic division was driven primarily by:

•	the March 2009 acquisition of a majority voting interest in Woolloomooloo Holdings Pty Ltd., an Australian-Swiss company that is a distributor of diagnostic products in Australia and Switzerland, whose revenues amounted to a total of €11.2 million. Excluding this acquisition, sales growth in the Diagnostic division was 7.3%;

•	a 1.9% decrease in immunohematology (excluding the above mentioned sales from the Australian-Swiss company of €11.2 million), mainly due to a €5.1 million planned sales reduction in OEM instruments sales. Excluding the OEM sales, the growth is 16.3%, from €26.7 million in 2008 to €31.1 million in 2009 which is mainly due to gel cards sales growth;

•	a €2.9 million increase in PIBC (pathogen inactivation of blood components), from €4.8 million to €7.8 million, mainly due to the incorporation of a new product line for distribution by Cerus Corporation beginning in the fourth quarter 2008; and

•	a €1.8 million increase in blood bank, from €15.5 million to €17.3 million and a €1.7 million increases in hemostasis sales for €6.5 million to €8.2 million, including the launch of the Q-Coagulometer, an instrument developed in-house.

Raw Materials.  Sales in 2009 compared to 2008 remained flat; however, 2009 sales were comprised of plasma sales, while 2008 sales were comprised both of the manufacturing service plus intermediate paste contract with Baxter Healthcare Corporation, which was terminated in October 2009, as well as plasma sales.

Operating Expenses

Changes in inventories of finished goods and work in progress and materials consumed.

Supplies increased by 38.5%, from €206.7 million in 2008 to €286.3 million in 2009. From these supplies, an amount of €325.4 million in 2009 corresponds to purchases of raw materials and goods for resale and an amount of €39.1 million corresponds to change in inventories of raw materials and goods for resale. In addition, an amount of €73.1 million corresponds to change in inventories of finished goods and work in progress. This increase was primarily because Grifols intended to build up inventories in 2009 to secure future growth.

Self-constructed non-current assets.

Self-constructed non-current assets increased by 59.5%, from €25.8 million in 2008 to €41.1 million in 2009 primarily due to the continued increase in Grifols’ fixed assets based on the capital expenditures expansion plan.

Personnel expenses.

Personnel expenses increased by 14.7%, from €238.2 million in 2008 to €273.2 million in 2009, primarily due to increased personnel in the production area, specifically in the plasma collection companies.

Other operating expenses.

Other operating expenses increased by 5.8%, from €192.3 million in 2008 to €203.4 million in 2009, primarily due to Grifols’ overall increase in operations.

Depreciation and amortization of fixed assets.

Depreciation and amortization of fixed assets increased by 18.9%, from €33.3 million in 2008 to €39.6 million in 2009. This increase was primarily due to the continued increase in Grifols’ fixed asset base, including a new sterile filling and purification area at Grifols’ Los Angeles plant and Grifols’ new corporate offices in Sant Cugat del Vallès, Barcelona.

Net finance expense.

Net finance expense decreased by 26.5%, from €30.7 million in 2008 to €22.6 million in 2009. This decrease was primarily due to increased interest income from the Spanish social security by 195.5%, from €2.2 million in 2008 to €6.5 million in 2009. Additionally, financial expenses decreased by 7.6%, from €29.3 million in 2008 to €27.1 million in 2009 mainly due to lower interest rates.

Income tax.

In 2009, Grifols had a consolidated profit before income tax of €204.0 million and income tax of €56.4 million, which represents an effective tax rate of 27.6%. This amount includes deductions of €12.7 million relating to research and development and others.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales

Net sales increased by 15.8%, from €703.3 million in 2007 to €814.3 million in 2008.

Bioscience.  Net sales increased by 21.7%, from €507.6 million in 2007 to €617.9 million in 2008. The following table presents net sales of the bioscience division in 2007 and 2008 by major product or service:

	2008	2007	% Var
	(000) Euro

IVIG	287,178	210,086	36.7
Factor VIII	119,772	110,633	8.3
Albumin	120,942	105,200	15.0
Antithrombin III	9,501	11,128	(14.6)
IMIG	17,895	13,760	30.1
Factor IX/PTC	27,666	26,968	2.6
Alpha-1 antitrypsin	4,273	2,776	53.9
IVIG Anti-HB	0	0	—
Other(1)	30,691	27,049	13.5

Total Sales	617,918	507,600	21.7

(1)	Relates mainly to fractionation services and discounts.

The increase in net sales of the Bioscience division is due to an increase in the volume accounting for €83.8 million of the increase, changes in pricing, accounting for €54.7 million of the increase, offset by a negative foreign exchange contribution of €28.5 million.

The increase in net sales of IVIG is primarily due to a €46.2 million increase in sales in the United States, from €104.2 million in 2007 to €150.4 million in 2008 and a €19.2 million increase in sales in the European Union, from €90.0 million in 2007 to €109.2 million in 2008. Both the United States and the European Union benefited from both volume and price increases in 2008 compared to 2007.

The increase in net sales of Factor VIII is primarily due to a €13.1 million increase in the United States, from €40.8 million in 2007 to €53.9 million in 2008. This increase was offset in part by almost flat sales in the European Union and a decrease in sales in the rest of the world, from €9.6 million in 2007 to €7.5 million in 2008.

The increase in net sales of albumin was primarily due to a €15.0 million increase in net sales in regions outside of the United States and the European Union, and specifically Latin America and Asia, from €26.4 million in 2007 to €41.4 million in 2008.

Hospital.  Net sales increased by 10.6%, from €74.7 million in 2007 to €82.6 million in 2008. The following table presents net sales of hospital products in 2007 and 2008 by major product:

	2008	2007	% Var
	(000) Euro

Intravenous therapy	39,399	35,874	9.8
Medical devices	16,021	14,107	13.6
Hospital logistics	19,008	16,947	12.2
Nutrition	7,508	6,909	8.7
Other(1)	630	846	(25.5)

Total Sales	82,566	74,683	10.6

(1)	Relates mainly to soaps and gels.

In 2008, Grifols recorded increases in each of its main product lines. The €3.5 million increase in intravenous therapy is largely due to an increased volume in Spain. The €2.1 million increase in hospital logistics is primarily due to the continued roll-out of the “Pyxis” line of logistic products that are intended to deliver cost savings to healthcare providers and public administrators.

Diagnostic.  Net sales increased by 7.5%, from €79.7 million in 2007 to €85.7 million in 2008. The following table presents net sales of major diagnostic products in 2007 and 2008 by major product:

	2008	2007	% Var
	(000) Euro

Immunohematology	39,549	33,751	17.2
Blood bag	15,514	19,404	(20.0)
Immunology	17,460	17,345	0.7
Hemostasis	6,496	5,472	18.7
PIBC	4,814	2,077	131.8
Other(1)	1,872	1,660	12.8

Total sales	85,705	79,709	7.5

(1)	Includes mainly reagents and other products manufactured by third parties and discounts.

The 7.5% growth in the Diagnostic division was driven by:

•	a €5.8 million increase in immunohematology net sales, due to an increase in sales in all product lines, and specifically, an increase in the sale of the Wadiana instrument of €1.7 million, from 62 units sold for €1.6 million in 2007 to 110 units sold in 2008 for €3.3 million, and an increase in the sale of gel cards (reagents for Wadiana) of €1.7 million, from €10.8 million in 2007 to €12.5 million in 2008;

•	a €2.7 million increase in the pathogen inactivation of blood components, mainly due to a market penetration of this new product; and

•	a €1.0 million increase in hemostasis net sales, primarily due to an increase in the volume of sales of reagents.

These increases were offset in part by a €3.9 million decrease in the blood bag division due to the termination of a sales agreement with a reference hospital in Spain for Leucored Blood Bags.

Raw Materials.  Net sales decreased by 37.0%, from €36.2 million in 2007 to €22.8 million in 2008. This decrease was primarily due to a reduction in the net sales of source plasma.

Operating Expenses

Changes in inventories of finished goods and work in progress and materials consumed.

Supplies increased by 5.3%, from €196.3 million in 2007 to €206.7 million in 2008. From these supplies, an amount of €270.6 million in 2008 corresponds to purchases of raw materials and goods for resale and an amount of €63.8 million corresponds to change in inventories of raw materials and goods for resale. In addition, an amount of €31.1 million corresponds to change in inventories of finished goods and work-in-progress.

Self-constructed non-current assets.

Self-constructed non-current assets increased by 29.6%, from €19.9 million in 2007 to €25.8 million in 2008 primarily due to the continued increase in fixed assets based on the capital expenditures expansion plan.

Personnel expenses.

Personnel expenses increased by 13.9%, from €209.0 million in 2007 to €238.2 million in 2008, primarily due to increased personnel in the production area, specifically in the plasma collection companies.

Other operating expenses.

Other operating expenses increased by 21.5%, from €158.3 million in 2007 to €192.3 million in 2008. This increase was primarily due to overall increase in operations.

Depreciation and amortization of fixed assets.

Depreciation and amortization of fixed assets increased by 5.5%, from €31.5 million in 2007 to €33.3 million in 2008. This increase was primarily due to the recurrent maintenance capital expenditure.

Net finance expense.

Finance income and expense increased by 34.8%, from €22.8 million in 2007 to €30.7 million in 2008. This increase was primarily due to decreased interest income from the Spanish social security by 21.4%, from €2.8 million in 2007 to €2.2 million in 2008. Additionally, financial expenses increased by 24.6%, from €23.5 million in 2007 to €29.3 million in 2008 mainly due to higher credit facilities used.

Income tax.

In 2008, Grifols had a consolidated profit before income tax of €172.3 million and income tax of €50.2 million, which represented an effective tax rate of 29.1%. This amount includes deductions of €9.6 million relating to research and development and others. The statutory income tax rate decreased for Spanish companies from 32.5% in 2007 to 30.0% in 2008.

Management’s Analysis of Cost of Sales and Gross Margin

Grifols presents below a period-to-period comparison of Grifols’ cost of sales and gross margin. This consolidated financial information is derived from accounting records prepared based on IFRS. Grifols has presented this additional financial information because Grifols believes that these measures will assist in the understanding of Grifols’ results of operations by providing additional information on what Grifols considers to be the principal drivers of Grifols’ results of operations.

This summary of consolidated financial information should be viewed as supplemental to Grifols’ consolidated financial statements. Because such financial information is not prepared in accordance with IFRS, but is derived from accounting records prepared in accordance with IFRS, investors are cautioned not to place undue reliance on this information. In addition, this information, as calculated by Grifols, may be different from similarly titled information reported by other companies.

The following table presents net sales, cost of sales, gross profit and gross margin information by major division:

											YTD Sept. 10 -	2009 -	2008 -
	YTD Sept. 2010		YTD Sept. 2009		2009		2008		2007		YTD Sept. 09	2008	2007
	(000) Euro
		%		%		%		%		%	%	%	%
		of Sales		of Sales		of Sales		of Sales		of Sales	Increase	Increase	Increase

Bioscience Division
Sales	578,756		524,323		694,969		617,918		507,600		10.4%	12.5%	21.7%
Cost of sales	(291,506)	(50.4)%	(248,380)	(47.4)%	(333,106)	(47.9)%	(295,188)	(47.8)%	(262,358)	(51.7)%	17.4%	12.8%	12.5%
Gross profit	287,250	49.6%	275,943	52.6%	361,863	52.1%	322,730	52.2%	245,242	48.3%	4.1%	12.1%	31.6%
Hospital Division
Sales	65,265		63,470		86,328		82,566		74,683		2.9%	4.6%	10.6%
Cost of sales	(43,615)	(66.8)%	(41,086)	(64.7)%	(56,223)	(65.1)%	(53,721)	(65.1)%	(49,817)	(66.7)%	6.2%	4.7%	7.8%
Gross profit	21,670	33.2%	22,384	35.3%	30,105	34.9%	28,845	34.9%	24,866	33.3%	(3.2)%	4.4%	16.0%
Diagnostic Division
Sales	81,001		76,221		103,091		85,705		79,709		6.3%	20.3%	7.5%
Cost of sales	(47,113)	(58.2)%	(44,635)	(58.6)%	(59,265)	(57.5)%	(50,771)	(59.2)%	(46,789)	(58.7)%	5.6%	16.7%	8.5%
Gross profit	33,888	41.8%	31,586	41.4%	43,826	42.5%	34,934	40.8%	32,838	41.3%	7.3%	25.5%	6.1%
Raw Materials Division
Sales	3,402		21,475		22,655		22,794		36,151		(84.2)%	(0.6)%	(36.9)%
Cost of sales	(1,901)	(55.9)%	(17,986)	(83.8)%	(18,794)	(82.9)%	(15,335)	(67.3)%	(28,228)	(78.1)%	(89.4)%	22.6%	(45.7)%
Gross profit	1,501	44.1%	3,489	16.2%	3,871	17.1%	7,459	32.7%	7,923	21.9%	(57.0)%	(48.1)%	(5.9)%
Other (1)
Net revenue	10,379		4,103		6,133		5,328		5,148		153.0%	15.1%	3.5%
Costs	(4,979)	(48.0)%	(813)	(19.8)%	(1,290)	(21.0)%	(1,112)	(20.9)%	(440)	(8.8)%	512.4%	16.0%	152.7%
Gross profit	5,400	52.0%	3,290	80.2%	4,843	79.0%	4,216	79.1%	4,708	91.5%	64.1%	14.9%	(10.5)%
TOTAL
Net revenue	738,823		689,592		913,186		814,311		703,291		7.1%	12.1%	15.8%
Cost of sales	(389,114)	(52.7)%	(352,900)	(51.2)%	(468,678)	(51.3)%	(416,127)	(51.1)%	(387,632)	(55.1)%	10.3%	12.6%	7.4%
Gross profit	349,709	47.3%	336,692	48.8%	444,508	48.7%	398,184	48.9%	315,659	44.9%	3.9%	11.6%	26.1%

(1)	Includes revenues that are not allocable to a particular division, such as revenues derived primarily from engineering, reinsurance, travel services and leased real estate.

Cost of sales includes all costs incurred to manufacture the products that Grifols sells in a given period. The largest components of cost of sales are raw materials, storage and in-bound freight costs, manufacturing expenses such as employee compensation and benefits, utilities and other manufacturing-related facility expenses, sales royalties and depreciation of manufacturing plant, property and equipment.

Comparison Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Gross profit increased by 3.9%, from €336.7 million in the nine months ended September 30, 2009 to €349.7 million in the nine months ended September 30, 2010. Cost of sales increased by 10.3%, from €352.9 million in the nine months ended September 30, 2009 to €389.1 million in the nine months ended September 30, 2010. The following is a description of the variations in cost of sales and gross margin by division:

Bioscience.  Gross profit increased by 4.1%, from €275.9 million in the nine months ended September 30, 2009 to €287.3 million in the nine months ended September 30, 2010. Cost of sales increased by 17.4%, from €248.4 million in the nine months ended September 30, 2009 to €291.5 million in the nine months ended September 30, 2010. Gross margin decreased from 52.6% in the nine months ended September 30, 2009 to 49.6% in the nine months ended September 30, 2010 mainly due to the sales price decreases along with the geographic sales mix.

Hospital.  Gross profit decreased by 3.2%, from €22.4 million in the nine months ended September 30, 2009 to €21.7 million in the nine months ended September 30, 2010. Cost of sales increased by 6.2%, from

€41.1 million in the nine months ended September 30, 2009 to €43.6 million in the nine months ended September 30, 2010. Gross margin decreased from 35.3% in the nine months ended September 30, 2009 to 33.2% in the nine months ended September 30, 2010 mainly due to by law price decreases enforced in Spain starting in June 2010.

Diagnostic.  Gross profit increased by 7.3%, from €31.6 million in the nine months ended September 30, 2009 to €33.9 million in the nine months ended September 30, 2010. Cost of sales increased by 5.6%, from €44.6 million in the nine months ended September 30, 2009 to €47.1 million in the nine months ended September 30, 2010. Gross margin increased from 41.4% in the nine months ended September 30, 2009 to 41.8% in the nine months ended September 30, 2010. The increase in gross margin was primarily due to increases in blood bank and immunohematology.

Raw Materials.  Gross profit decreased by 57.0%, from €3.5 million in the nine months ended September 30, 2009 to €1.5 million in the nine months ended September 30, 2010. This is due to the different sales mix, since in 2009 sales were comprised mainly of one-off plasma sales, while in 2010 only had recurrent sales.

Comparison 2009 to 2008

Gross profit increased by 11.6%, from €398.2 million in 2008 to €444.5 million in 2009. Cost of sales increased by 12.6%, from €416.1 million in 2008 to €468.7 million in 2009. The following is a description of the variations in cost of sales and gross margin by division:

Bioscience.  Gross profit increased by 12.1%, from €322.7 million in 2008 to €361.9 million in 2009. Cost of sales increased by 12.8%, from €295.2 million in 2008 to €333.1 million in 2009. Gross margin decreased slightly from 52.2% in 2008 to 52.1% in 2009 due to the sales mix and costs contention offset by the effect of foreign exchange.

Hospital.  Gross profit increased by 4.4%, from €28.8 million in 2008 to €30.1 million in 2009. Cost of sales increased by 4.7%, from €53.7 million in 2008 to €56.2 million in 2009. Gross margin remained stable at 34.9% in 2008 and 2009.

Diagnostic.  Gross profit increased by 25.5%, from €34.9 million in 2008 to €43.8 million in 2009. Cost of sales increased by 16.7%, from €50.8 million in 2008 to €59.3 million in 2009. Gross margin increased from 40.8% in 2008 to 42.5% in 2009. Excluding any gross margin attributable to Woolloomoolo Holdings Pty Ltd., the Australian-Swiss company Grifols acquired in 2009, 2009 gross margin was 39.9%. The decrease in gross margin was primarily due to decreases in immunology and hemostasis.

Raw Materials.  Gross profit decreased by 48.1%, from €7.5 million in 2008 to €3.9 million in 2009. Cost of sales increased by 22.6%, from €15.3 million in 2008 to €18.8 million in 2009. Gross margin decreased, from 32.7% in 2008 to 17.1% in 2009. The decrease in gross margin is primarily due to the change in the products sold, from a 2008 product mix of service plus plasma manufacturing agreement with Baxter Healthcare Corporation, to 2009 which included only plasma sales that have a lower gross margin.

Comparison 2008 to 2007

Gross profit increased by 26.1%, from €315.7 million in 2007 to €398.2 million in 2008. Cost of sales increased by 7.4%, from €387.6 million in 2007 to €416.1 million in 2008. The following is a description of the variations in cost of sales and gross margin by division:

Bioscience.  Gross profit increased by 31.6%, from €245.2 million in 2007 to €322.7 million in 2008. Cost of sales increased by 12.5%, from €262.4 million in 2007 to €295.2 million in 2008. Gross margin increased from 48.3% in 2007 to 52.2% in 2008. The increase in gross margin is primarily due to price increases in Albumin, Factor VIII and IVIG.

Hospital.  Gross profit increased by 16.0%, from €24.9 million in 2007 to €28.8 million in 2008. Cost of sales increased by 7.8%, from €49.8 million in 2007 to €53.7 million in 2008. Gross margin increased from

33.3% in 2007 to 34.9% in 2008. The increase in gross margin is primarily due to sales mix towards higher gross margin products, such as medical devices and hospital logistics.

Diagnostic.  Gross profit increased by 6.1%, from €32.9 million in 2007 to €34.9 million in 2008. Cost of sales increased by 8.5%, from €46.8 million in 2007 to €50.8 million in 2008. Gross margin decreased from 41.3% in 2007 to 40.8% in 2008. The decrease in gross margin was primarily due to a decrease in immunohematology sales of OEM, which is a high-margin product line.

Raw Materials.  Gross profit decreased by 5.9%, from €7.9 million in 2007 to €7.5 million in 2008. Cost of sales decreased by 45.7%, from €28.2 million in 2007 to €15.3 million in 2008. Gross margin increased from 21.9% in 2007 to 32.7% in 2008, primarily due to the increase in sales from the manufacturing service plus paste agreement with Baxter Healthcare Corporation, which yields a higher gross margin than traditional plasma sales.

Liquidity and Capital Resources

Uses and Sources of Funds

Grifols’ principal liquidity and capital requirements consist of the following:

•	costs and expenses relating to the operation of Grifols’ business, including working capital for inventory purchases and accounts receivable financing;

•	capital expenditures for existing and new operations; and

•	debt service requirements relating to Grifols’ existing and future debt.

Historically, Grifols has financed its liquidity and capital requirements through internally generated cash flows, debt financings and capital infusions.

Historical Cash Flows

Below are Grifols’ consolidated statements of cash flow for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 prepared under IFRS.

Statements of Cash Flows
For the Years Ended December 31, 2009, 2008, and 2007 and the Nine Months Ended
September 30, 2010 and 2009
(Expressed in thousands of Euros)

	09/30/10	09/30/09	12/31/09	12/31/08	12/31/07

Cash flows from operating activities
Profit before tax	128,586	164,436	203,994	172,269	123,587
Adjustments for:	68,223	46,678	61,800	66,034	59,362
Amortisation and depreciation	33,251	28,992	39,554	33,256	31,528
Other adjustments:	34,972	17,686	22,246	32,778	27,834
(Profit) /losses on equity accounted investments	787	(30)	(51)	(24)	(19)
Exchange differences	(897)	2,229	1,733	2,825	4,617
Net provision charges	825	(291)	53	1,994	156
(Profit) / loss on disposal of fixed assets	(239)	713	1,147	2,001	1,073
Government grants taken to income	(668)	(1,131)	(1,188)	(2,943)	(283)
Net finance expense	36,096	11,790	17,551	27,891	18,168
Other adjustments	(932)	4,406	3,001	1,034	4,122
Changes in capital and assets	(84,508)	(141,256)	(104,127)	(86,550)	(43,577)
Change in inventories	(14,496)	(83,998)	(113,104)	(98,520)	(45,516)
Change in trade and other receivables	(25,587)	(57,478)	(12,549)	(7,951)	(13,209)
Change in current financial assets and other current assets	(37,321)	(1,392)	(1,287)	405	(880)
Change in current trade and other payables	(7,104)	1,612	22,813	19,516	16,028
Other cash flows from operating activities	(40,454)	(46,184)	(73,487)	(77,310)	(45,184)
Interest paid	(21,671)	(11,550)	(14,719)	(25,972)	(19,525)
Interest recovered	2,158	5,059	2,509	2,213	2,876
Income tax paid	(20,941)	(39,693)	(61,277)	(53,551)	(28,535)
Net cash from operating activities	71,847	23,674	88,180	74,443	94,188
Cash flows from investing activities
Payments for investments	(82,427)	(101,116)	(136,626)	(130,923)	(72,573)
Group companies and business units	(3,728)	(15,826)	(15,385)	(632)	(17,077)
Property, plant and equipment and intangible assets	(75,046)	(82,933)	(118,770)	(129,568)	(55,496)
Property, plant and equipment	(67,915)	(75,510)	(103,415)	(119,824)	(47,190)
Intangible assets	(7,131)	(7,423)	(15,355)	(9,744)	(8,306)
Other financial assets	(3,653)	(2,357)	(2,471)	(723)	0
Proceeds from the sale of investments	2,551	803	673	157	1,859
Property, plant and equipment	2,551	803	673	157	894
Other financial assets	—	—	0	0	965
Net cash used in investing activities	(79,876)	(100,313)	(135,953)	(130,766)	(70,714)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(1,250)	(24,102)	26,655	(4,212)	(28,893)
Issue	0	(77)	(76)	0	0
Acquisition of treasury shares	(1,250)	(24,084)	(25,186)	(4,880)	(28,893)
Disposal of treasury shares	0	59	51,917	668	0
Proceeds from and payments for financial liability instruments	27,619	153,101	344,413	96,349	(1,974)
Issue	75,680	184,292	525,078	394,109	123,839
Redemption and repayment	(48,061)	(31,191)	(180,665)	(297,760)	(125,813)
Dividends and interest on other equity instruments paid	(27,282)	(48,746)	(80,913)	(34,792)	(12,805)
Other cash flows from financing activities	323	568	741	0	0
Other amounts received from financing activities	323	568	741	0	0
Net cash (used in)/from financing activities	(590)	80,821	290,896	57,345	(43,672)
Effect of exchange rate fluctuations on cash	13,742	(194)	(119)	(344)	(995)
Net increase in cash and cash equivalents	5,123	3,988	243,004	678	(21,193)
Cash and cash equivalents at beginning of the year	249,372	6,368	6,368	5,690	26,883
Cash and cash equivalents at end of year	254,495	10,356	249,372	6,368	5,690

In 2007, Grifols used net cash flow of €21.2 million, while in 2008 and 2009, Grifols generated net cash flow of €0.7 million and €243.0 million, respectively. In the nine months ended September 30, 2009 and September 30, 2010, Grifols generated cash of €4.0 million and €5.1 million, respectively.

Net Cash from (Used in) Operating Activities

Net cash generated in operating activities amounted to €94.2 million in 2007. The €137.8 million of cash generated by operations was partially offset by the €43.6 million of cash used for working capital requirements, which principally included:

•	a €13.2 million increase in receivables due mainly to increased delays in payments by hospitals and clinics in Spain, Italy and Portugal that are part of the social security systems of those countries. In Spain, receivables aging was negatively impacted by a regulatory change in 2002 whereby the responsibilities for healthcare administration were transferred from the central government to certain regional governments. This resulted in substantial delays as regional administrators claimed that they required additional time to adapt their control and payment systems to the new regulatory framework. This increase in aging of receivables was offset in part by a shift in Grifols’ geographic sales mix towards the United States, where credit periods tend to be significantly shorter;

•	a €16.0 million increase in current liabilities, with a day payable outstanding ratio of 62 days; and

•	a €45.5 million increase in inventories, with a stock turnover of 255 days.

In 2008, Grifols generated net cash from operating activities of €74.4 million. The €161.0 million of cash flow generated by Grifols’ operations was offset in part by the €86.6 million of cash used for working capital requirements, which principally included a €98.5 million increase in inventory levels, with a stock turnover of 327 days. The important increase in inventories was primarily due to a build-up of inventory in plasma and intermediates to secure future growth.

In 2009, Grifols generated net cash from operating activities of €88.2 million. The €192.3 million of cash flow generated by operations was offset in part by the €104.1 million of cash used for working capital requirements. The principal effects on working capital were:

•	a €12.5 million increase in receivables, with the days sales outstanding ratio remaining at 83 days, which was similar to 2008;

•	a €113.1 million increase in inventories, which represented a significant increase from 2008, with the days sales outstanding ratio at 377 days, due to increased plasma collection activity and slower-than-budgeted sales, which resulted in remaining inventory at the stage of intermediate or finished goods; and

•	a €22.8 million increase in current liabilities, with a day payable outstanding ratio of 64 days.

In the nine months ended September 30, 2010, Grifols generated net cash from operating activities of €71.8 million. The €156.4 million of cash flow generated by Grifols’ operations was offset in part by the €84.5 million of cash used for working capital requirements.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to €70.7 million in 2007, €130.8 million in 2008, €136.0 million in 2009 and €79.9 million in the nine months ended September 30, 2010. A significant part of the investments made between 2007 and the nine months ended September 30, 2010 were related to “non recurring” capital expenditures including investments for capacity expansion.

Net Cash from (Used in) Financing Activities

Net cash used in financing activities was €43.7 million in 2007, relating mainly to acquisition of treasury shares and dividends paid.

Grifols generated net cash from financing activities of €57.3 million in 2008. The principal factor was €96.3 million in additional loans incurred mainly to finance capital expenditures and to finance inventory.

Net cash from financing activities amounted to €290.9 million in 2009, mainly from net disposals of own shares of €26.7 million and proceeds from the private placement of U.S. $600.0 million Guaranteed Senior Notes

(the “Notes”) in the United States. See the section below entitled “— Indebtedness — Guaranteed Senior Notes.”

Net cash used in financing activities was €0.6 million in the nine months ended September 30, 2010 relating mainly to debt repayment.

Working Capital

Grifols believes that it has sufficient working capital for the next 12 months from the date of this joint proxy statement/prospectus, although Grifols can not assure you that this will be the case.

The following table presents, for the periods indicated, Grifols’ inventory, trade receivables and trade payables in millions of euros and their aging:

	December 31,						September 30,
	2007		2008		2009		2010
	(000s) Euro	Days(1)	(000s) Euro	Days(1)	(000s) Euro	Days(1)	(000s) Euro	Days(1)

Inventory(2)	270,659	255	373,098	327	484,462	377	516,804	374
Receivables(3)	174,351	90	186,324	84	207,840	83	231,228	88
Payables(4)	73,764	62	95,396	65	108,274	64	104,502	64

(1)	At the last day of the period.

(2)	Aging of inventory is calculated by dividing total inventories, as the case may be, at the end of each period by the total cost of sales for such period and multiplying the result by 365. For an explanation of how Grifols calculates cost of sales, see “— Management’s Analysis of Cost of Sales and Gross Margin.”

(3)	Grifols has calculated the average age of receivables by Total Receivables * 365/Sales (last 12 months).

(4)	Grifols has calculated the average age of payables by Total Payables * 365 /Purchases + External services + Acquisitions fixed assets third parties (last 12 months). Payables include only the concepts that are also included as purchases, external services and acquisitions fixed assets.

Inventory.  Inventory aging average has increased from 2007 to 2009 primarily because Grifols intended to build up inventories in 2008 to secure future growth, and this trend continued in 2009. A decrease in sales in certain products and markets resulted in the ratio of 377 days in 2009, from 255 days in 2007. From December 31, 2009 to September 30, 2010 the ratio has decreased to 374 days, which if calculated using December 31, 2009 foreign exchanges rates, is 361 days.

Accounts receivable.  Accounts receivable aging has decreased from 90 days in 2007 to 83 days in 2009. From December 31, 2009 to September 30, 2010 the ratio has increased to 88 days. In certain markets, particularly in Southern Europe (e.g., Spain and Italy), it is common practice for government or local authority-backed entities to pay suppliers well after the 30-60-day period normally applied, with payments occurring very often after one year. As a result, Grifols requires significant investments in working capital to accommodate certain clients’ payment terms. In order to reduce its working capital funding needs, Grifols’ recent policy has been to sell, to the extent necessary, receivables with a maturity beyond 30 days. Certain receivables are sold to financial institutions at the end of each quarter without recourse.

Accounts payable.  The ratio remained stable at the level of 65 days for the period 2007 to 2009. This trend continued for the nine months ended September 30, 2010.

Capital Expenditures

The following table presents Grifols’ capital expenditures in the nine months ended September 30, 2010 and the years ended 2009, 2008 and 2007, by division.

	Nine Months	Years Ended
	Ended	December 31,
	September 30, 2010	2009	2008	2007
	(000) Euro

Facilities(1)	48,621	65,076	62,292	31,201
Development cost(2)	2,417	5,626	3,662	3,897
Bioscience division	51,038	70,702	65,954	35,098
Facilities(1)	7,570	7,524	9,266	3,452
Development cost(2)	—	—	—	—
Hospital division	7,570	7,524	9,266	3,452
Facilities(1)	8,144	11,547	12,485	3,319
Development cost(2)	2,899	2,520	1,593	1,635
Diagnostic division	11,043	14,067	14,078	4,954
Raw materials division	—	—	516	—
Shared infrastructure	9,502	26,477	39,879	11,991
Total	79,153	118,770	129,693	55,495

(1)	Facilities includes manufacturing and other facilities.

(2)	Development cost includes the capitalized portion only. Development expenses are capitalized only when the conditions of IAS 38 for such capitalization are met and are subsequently depreciated over an estimated useful life, as permitted under IFRS. Otherwise, research and development expenses are expensed as they are incurred. For 2007, 2008, 2009 and the nine months ended September 30, 2010, Grifols had total development expenses of €29.4 million, €25.6 million, €35.2 million and €25.6 million, respectively, and had amortizations on development cost of €4.6 million, €4.6 million, €5.6 million and €2.0 million, respectively.

January 2007 through December 2009

Facilities.  The most important capital projects relating to the expansion and improvement of Grifols’ manufacturing facilities were:

•	the investment of €17.5 million to increase the fractionation capacity at the Los Angeles plant in 2007;

•	the acquisition of Novartis’ former industrial facilities in Parets del Vallès in Barcelona, Spain for €17.5 million;

•	the acquisition of Grifols’ headquarters for €35 million in 2008;

•	the opening of a new building in Barcelona to house the raw material storage unit for €2.5 million in 2008;

•	the establishment of research and development quality control laboratories and the installation of new manufacturing lines for parenteral nutrition products for the Hospital division for €2.5 million in 2008;

•	the establishment of a new preparation area to increase the production of DG Gel cards completed in 2008 for €1.7 million in 2008;

•	investment at the Los Angeles plant to fund its expansion, improvements and specialized machinery for €5 million;

•	capital expenditures for the Los Angeles plant in the amount of €29.2 million in 2009; and

•	refurbishment work at Grifols headquarters for €14.2 million in 2009.

Development Cost.  Important projects included:

•	completion of the FDA licensing process for the sale of Flebogamma DIF IVIG in the United States in early 2007, which consists of a new method for obtaining IVIG that could significantly increase the protein yield and would provide increased safety through the use of a new method of viral elimination known as nanofiltration;

•	completion of the development of Erytra in early 2010, which is a fully automated instrument with a high processing capacity for pre-transfusion compatibility tests using the gel agglutination technique;

•	improvements to the Triturus and Wadiana automated analyzers;

•	pursuit of Albumin usage in the treatment of Alzheimer’s disease;

•	conducting clinical trials for the sale of Flebogamma DIF 10% in ITP in the European Union; and

•	continuation of clinical trials for the sale of fibrin glue, which is a fibrin clot preparation to control bleeding during surgery, in the United States.

January 2010 through December 2011

Grifols’ business plan calls for capital expenditures for the period from January 2010 through December 2011 of approximately €173.5 million, with €96.1 million anticipated for 2010 and €77.5 million anticipated for 2011. Grifols plans to finance its projected capital expenditures with internally generated cash flow and debt financing. Grifols’ principal planned capital expenditures for the period from January 2010 through December 2011 are the following:

Facilities.  The most important capital projects relating to the expansion and improvement of Grifols’ manufacturing facilities that Grifols plans to make are:

2010

•	investments in the Los Angeles IVIG plant of approximately €18.0 million;

•	incur refurbishment costs and make information technology-related expenditures at its headquarters of approximately €4.9 million;

•	incur costs related to the expansion of the new fractionation plant in Parets del Vallès of approximately €6.8 million;

•	investments for the new laboratories in San Marcos, Texas, United States of approximately €8.2 million; and

•	investments for the new plant in Murcia, Spain of approximately €10.0 million;

2011

•	investments related to the Parets del Vallès plant in Spain of approximately €10.4 million, mainly related to fractionation capacity expansion;

•	incur further headquarters-related expenses of approximately €6.2 million;

•	incur expansion costs at the existing Parets del Vallès facility of approximately €3.2 million;

•	make investments in the new Albumin facilities in Los Angeles, California, United States of approximately €3.2 million; and

•	further expenditures at the new plant in Murcia, Spain of approximately €5.3 million.

Development Cost.  Grifols is undertaking research and development projects in all of its major product areas.

Indebtedness

Guaranteed Senior Notes

On September 21, 2009, Grifols Inc. completed the private placement of the Notes. Banco Bilbao Vizcaya Argentaria, S.A. and Nomura Securities International, Inc. acted as the joint arrangers, and Nomura Securities International, Inc. acted as sole placement agent. The Notes are general unsecured obligations of Grifols Inc. and will be guaranteed fully and unconditionally on a joint and several basis by Grifols, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Diagnostic Grifols, S.A., Biomat, S.A., Movaco, S.A., Biomat USA Inc. and Grifols Biologicals Inc.

The issue was structured in three tranches: $200.0 million maturing in 12 years, $245.0 million, £25.0 million and €10 million maturing in 10 years and $100.0 million maturing in 7 years. The interest rate for the Notes will be based on a spread over the applicable U.S. Treasury Note Yield at the time of issue corresponding to the average life of the Notes. The spread on the 12-year Notes is 370 basis points over the US Treasury Note Yield, the spread on the 10-year Notes is 350 basis points over the US Treasury Note Yield and the spread on the 7-year Notes is 335 basis points over the US Treasury Note Yield. Interest payments will be made semi-annually in arrears commencing six months from the date of closing and will be calculated on the basis of a 360-day year of twelve 30-day months. The default rate of interest, which shall only be effective following a failure to make payment when due, is the greater of prime plus 1% or the coupon plus 1%.

Grifols will repay the Notes at par plus accrued interest at the maturity date. Grifols may redeem the Notes at any time, in whole or in part, at par plus accrued interest and the make-whole amount (if any) as set forth in the indenture governing the Notes, which will be determined for the prepayment date with respect to the principal amount of the Notes being redeemed. Prepayments of less than the aggregate principal amount outstanding will be applied to a pro rata reduction of the amounts due at maturity of each tranche of the Notes, as applicable.

The note purchase agreement in connection with the Notes contains customary representations and warranties, including as to (i) due organization of Grifols; (ii) due authorization, etc.; (iii) disclosure; (iv) due organization, etc. of guarantors; (v) financial statements; (vi) compliance with laws, etc.; (vii) governmental authorizations; (viii) litigation; (ix) taxes; (x) title to property and leases; (xi) licenses, permits, etc.; (xii) compliance with ERISA (if applicable); (xiii) private offering of the Notes; (xiv) use of proceeds and margin regulations; (xv) existing indebtedness and future liens; (xvi) foreign assets control regulations; (xvii) status under certain statutes; (xviii) environmental matters; (xix) pari passu nature of Notes; and (xx) no tax withholding, etc.

Additionally, the indenture governing the Notes contains financial maintenance covenants and customary affirmative and negative covenants, including among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens, and dividends and distributions, as well as customary events of default. At September 30, 2009, Grifols was in compliance with the financial ratio covenants.

In connection with the issuance of the Notes, Grifols entered into an interest rate hedge. See the section below entitled “— Hedging.”

Bank Debt

At December 31, 2009, Grifols’ consolidated bank debt was €817.2 million, of which €114.0 million was short-term debt, while at September 30, 2010, Grifols’ consolidated bank debt was €881.4 million, of which €187.6 was short-term debt.

Syndicated loan.  Grifols’ indebtedness at September 30, 2010 was €198.9 million drawn under a €350.0 million syndicated long-term loan facility (including the option to draw down a tranche of the loan in U.S. dollars), which was entered into on May 26, 2008 with 24 financial entities in order to refinance the non-current syndicated loan then outstanding. Major participating banks in the syndicated facility include Banco Bilbao Vizcaya Argentaria S.A., The Royal Bank of Scotland PLC, HSBC Bank plc, Barclays Bank PLC, Banco Español de Crédito, S.A., Calyon, Banco Santander, S.A., Lloyd TSB Bank PLC, BNP Paribas, Fortis Bank, S.A., Commerzbank Aktiengesellschaft and Caja de Ahorros y Monte de Piedad de Madrid. The syndicated loan bears interest at an annual rate of EURIBOR plus 0.80% for euro-denominated debt and LIBOR plus 0.80% for US dollar-denominated debt.

This syndicated loan facility, which matures on May 26, 2013, contains a number of restrictive covenants that, among other things, restrict Grifols’ ability, and the ability of certain of Grifols’ subsidiaries, to pay dividends, to dispose of assets or to create liens on assets. Furthermore, Grifols is required to comply with certain ratios and financial maintenance covenants. At September 30, 2010, Grifols was in compliance with the financial ratio covenants under the syndicated loan facility. Grifols is required to provide financial information to the lending banks within the six-month period subsequent to December 31 of each year while the loan is outstanding. The terms of the syndicated loan facility also contain customary events of default.

The proceeds of the syndicated loan are being used to carry out planned investment programs and planned capital expenditures.

Working capital facilities.  At December 31, 2009, Grifols had an aggregate of €63.1 million of short-term debt outstanding under working capital facilities (excluding short-term maturities of long-term debt). At September 30, 2010, Grifols had an aggregate of €73.2 million of short-term debt outstanding under working capital facilities (excluding short-term maturities of long-term debt) which we expect to remain outstanding following the consummation of the merger. However, Grifols excepts to repay and terminate certain of our other working capital facilities in connection with the consummation of the merger.

Contractual Obligations

The following table presents Grifols’ principal existing contractual obligations as of December 31, 2009 requiring future payments:

	Payments Due by Period
						After
	Total	2010	2011	2012	2013	2013
			(000) Euro

Operating leases(1)	44,125	10,098	8,261	7,101	5,531	13,134
Financial debt obligations(2)	817,177	113,991	81,388	79,696	75,904	466,198
Interest — financial debt obligations(3)	294,346	36,543	34,312	33,353	32,592	157,546
Licenses and royalties(4)	11,820	5,003	2,861	2,754	578	624
Total	1,167,468	165,365	126,822	122,904	114,605	637,502

(1)	Operating leases include primarily leases for Grifols’ plasma collection centers and marketing offices worldwide. These amounts reflect only Grifols’ contractual obligations as of December 31, 2009, and therefore assume that these operating leases will not be renewed or replaced with new operating leases upon expiration. Investors are cautioned that Grifols’ operating lease expenses will likely be substantially higher than the amounts provided in this table because Grifols’ operations will require Grifols to either renew or replace Grifols’ operating leases.

(2)	Includes principal amortization for short and long-term debt including, among other things, capitalized lease obligations. The financial debt primarily relates to €817.2 million outstanding as of December 31, 2009 under a $600.0 million of the Notes in the United States, a €195.5 million syndicated loan facility that bears interest at an annual rate of EURIBOR plus 0.80% for euro-denominated debt and LIBOR plus 0.80% for US dollar-denominated debt. The remaining financial debt is made up largely of working capital facilities that bear interest at market rate. See “— Indebtedness — Bank Debt — Syndicated loan” and “— Indebtedness — Bank Debt — Working capital facilities.”

(3)	Computed using interest rates in effect as of December 31, 2009.

(4)	License and royalties payment formulas are generally based on volume of sales. The amounts presented in the table are calculated based on the net sales of 2009 without assuming any growth in sales. Additionally, the columns “After 2010” and “Total” only include one year of payments under the license agreement with Marca Grifols, S.L. which expires in January 2092. See “Certain Relationships and Related Party Transactions.”

Off-balance Sheet Arrangements

Grifols does not have any off-balance sheet arrangements.

Hedging

Grifols does not hedge for currency risk.  However, the current shift in Grifols’ geographic net sales mix towards the United States market provides Grifols with a natural hedge, as a larger portion of Grifols’ revenues is denominated in U.S. dollars. However, the effectiveness of this natural hedge is affected by the lag time between the moment when plasma is collected and the moment when the sale of the plasma derivative product occurs, which is generally between nine and 12 months after the plasma is collected.

To cover the interest rate risk related to the Notes issued in 2009 (See “— Liquidity and Capital Resources — Indebtedness — Guaranteed Senior Notes”), Grifols entered into a swap to hedge the interest rate of the 10-year United States government bonds, with a nominal amount of $200.0 million maturing on September 21, 2009, swapping a variable interest rate for a fixed one. At the date of redemption, the valuation resulted in a financial cost of €3.275 million, which has been recognized in equity, net of the tax effect, under “Cash flow hedges” and deferred over the term of the ten-year corporate bond.

Financial Derivatives

During 2009, Grifols entered into two unquoted futures contracts, the notional underlying of which consists of Grifols shares, with a solvent financial institution. The two contracts have 2 million shares and 2.2 million shares underlying with an exercise price of €11.6107 and €11.9864, respectively. The contracts expire on December 30, 2010, although Grifols may terminate them prior to this date. The contracts are settled by differences between the market value of the notional underlying and the exercise price. On December 30, 2010, Grifols extended both futures contracts through March 31, 2011.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Nearly all of Grifols’ consolidated bank debt at September 30, 2010 bore interest at a floating rate. The syndicated loan bears interest at an annual rate of EURIBOR plus 0.80% for euro-denominated debt and LIBOR plus 0.80% for U.S. dollar denominated debt. Grifols estimates that an increase of 100 basis points in the average weighted interest rate per year of Grifols’ floating-rate debt portfolio at December 31, 2009 would result in an increase of €4.7 million in Grifols’ consolidated bank debt service over a one-year period.

Foreign Exchange Risk

Grifols’ functional currency is the euro and the majority of Grifols’ net sales are denominated in euros (40.3% as of the nine months ended September 30, 2010). Grifols’ principal foreign currency exposure relates to the U.S. dollar. In the nine months ended September 30, 2010, €308.6 million of Grifols’ net sales were denominated in U.S. dollars. This represents a dollar-denominated sales to expenses ratio of 98.5% in the nine months ended September 30, 2010. Grifols is also exposed to the payment of U.S. dollar-denominated indebtedness. At December 31, 2009, 47.4% of Grifols’ consolidated bank loans and its guaranteed senior notes were denominated in U.S. dollars. See “— Other Factors Affecting Grifols’ Financial Condition and Results of Operations — Interest and Currency Risk.”

As Grifols’ operations and net sales in the United States market continue to increase, Grifols benefits from an increasing natural hedge of Grifols’ U.S. dollar-denominated plasma costs.

DIRECTORS AND EXECUTIVE OFFICERS OF GRIFOLS

Board of Directors

Pursuant to Grifols’ ByLaws, Grifols is managed by a Board of Directors (Consejo de Administración), which may be composed of not less than three and not more than 15 members. The current Grifols Board of Directors has eight members, plus one vacancy. Pursuant to the merger agreement, Grifols will increase the number of directors to create an additional vacancy and will appoint two individuals designated by Talecris (see “the Merger Agreement — Board of Directors of Grifols After the Transaction”). Members may be either individuals or legal entities. Under Spanish law, the Grifols Board of Directors is responsible for the management, administration and representation of Grifols in all matters concerning the business, subject to the provisions of its ByLaws and the powers conferred at the general shareholders’ meeting.

Appointment and Dismissal

Pursuant to Grifols’ ByLaws, directors are elected by the Grifols shareholders to serve for a term of five years and may be re-elected to serve for an unlimited number of terms, except in the case of independent directors, who pursuant to the Grifols Board of Directors’ Regulations (reglamento de funcionamiento interno del consejo de administración) shall not serve as such for a period exceeding twelve years. A director may serve any number of consecutive five-year terms. A director may be either an individual or an entity represented by an individual. If a director ceases to hold office prior to the expiration of his or her term, the Grifols Board of Directors may fill the vacancy by appointing, from among the Grifols shareholders, a new director to replace the outgoing director. Any director so appointed will hold office until the next general shareholders’ meeting when the appointment may be (i) confirmed or (ii) revoked by the Grifols shareholders. Any such appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election. A director may resign, or be removed, from office by a resolution of the Grifols general shareholders’ meeting at any time. A director who is also a Grifols shareholder may vote freely on any Grifols shareholders’ resolution relating to the appointment and dismissal of directors (including the appointment or dismissal of that director).

In addition, pursuant to Grifols’ Board of Directors’ Regulations, directors must tender their resignation to the Board of Directors and the Board of Directors may accept such resignation, in its discretion, under the following circumstances: (i) when the director ceases to hold the executive position to which such member’s appointment to the Board of Directors was related; (ii) when the director becomes unable to hold the office due to a legal cause of ineligibility or incompatibility; (iii) when the director has been formally charged with certain crimes (including, but not limited to, crimes against personal freedom, economic crimes, crimes against the justice administration) or a formal inquiry is opened against him or her by a regulator; (iv) when the director has been severely admonished by the Audit Committee for having breached his or her duties as director; (v) when the director’s participation on the Board of Directors may jeopardize the interests of Grifols or when the reasons for his or her appointment cease to exist; and (vi) in the case of a proprietary director (consejero dominical), when the relevant shareholder ceases to hold its stake in Grifols, or reduces its stake below the level that reasonably justified the appointment of such director.

In addition, under Spanish corporate law, a holder of voting shares (or group of shareholders of voting shares acting together) may, subject to availability of seats on the Board of Directors, appoint a number of directors proportionate to their holding of voting shares that shareholder’s (or group of shareholders’) interest in the voting capital of Grifols. If the voting capital stock represented by the shares held by such shareholder (or group of shareholders) is equal to or greater than the result of dividing the total voting capital stock of Grifols by the number of directors, such shareholder (or group of shareholders) shall have the right to appoint a proportionate number of directors. For example, a shareholder holding 20 voting shares out of a total of 100 voting shares in a company with five directors will be entitled to appoint one director. Should this power be exercised, shares so pooled shall not participate in the voting for the other members of the Board of Directors. However, they may exercise their voting rights with respect to the removal of existing directors. Since such rights apply only to voting shares or non-voting shares which have recovered their voting rights, the Grifols non-voting shares and Grifols new ADSs will not count towards the proportional representation right.

The Grifols Board of Directors must appoint a Chairman from among its members. Mr. Víctor Grifols Roura is the current Chairman of the Grifols Board of Directors. The Board of Directors shall also designate one or more Vice-Chairmen, who shall be numbered consecutively, and who shall replace the Chairman in the event of impossibility to act or absence.

The Grifols Board of Directors may also appoint a Secretary and a Vice-Secretary. Neither the Secretary nor the Vice-Secretary is required to be a member of the Board of Directors; however, the Secretary or the Vice-Secretary will not be entitled to vote on matters before the Grifols Board of Directors unless he or she is a member of the Grifols Board of Directors. Mr. Raimon Grifols Roura is the current Secretary non-member of the Grifols Board of Directors and Ms. Nuria Martín Barnés is the current Vice-Secretary non-member of the Grifols Board of Directors.

Meetings of the Board of Directors

Pursuant to Grifols’ ByLaws, a meeting of the Grifols Board of Directors may be called by the Chairman whenever he considers such a meeting necessary or suitable. The Chairman of the Board of Directors is also required to call a meeting at the request of one third of the directors. Meetings of the Board of Directors are called through a letter sent by certified mail with requested return receipt, at least twenty days before the date of the meeting. Such notice of a meeting of the Board of Directors must state the place, date and time as well as the issues to be discussed. The Board of Directors generally holds a meeting at least every three months and is required to meet at least once a year. The Spanish Companies Law (Ley de Sociedades de Capital), and Grifols’ ByLaws provide that a majority of the members (half plus one of the members present at a meeting) of the Board of Directors (represented in person or by proxy by another member of the Board of Directors) constitutes a quorum. Except as otherwise provided by law or specified in Grifols’ ByLaws, resolutions of the Board of Directors must be passed by an absolute majority of the directors present or represented at a meeting, with the Chairman having the right to cast a deciding vote in the event of a tie.

Delegation of Powers

Pursuant to Spanish law, a board of directors may delegate its powers either to an Executive Committee (Comision Ejecutiva), or to one or more Chief Executive Officers (Consejeros Delegados). Spanish corporate law provides that resolutions appointing an Executive Committee, any Chief Executive Officer or authorizing the permanent delegation of all, or part of, such Board of Directors’ powers, requires a two-thirds majority of the members of such Board of Directors and the registration of such resolution in the Commercial Registry. Pursuant to Grifols’ ByLaws, the Grifols Board of Directors may delegate all or part of its powers to one or more directors, or to an Executive Committee. The Grifols Board of Directors may also revoke such powers at any time.

Under Spanish corporate law, a board of directors may also grant general or specific powers of attorney to any person whether or not that person is a director or a shareholder. General powers of attorney must be registered in the Commercial Registry.

However, Spanish law provides that the following powers may not be delegated: (i) the formulation and submission for approval of the yearly financial statements at the general shareholders’ meeting; and (ii) those powers granted to the board of directors by a general shareholders’ meeting (unless otherwise provided in the relevant shareholders’ resolution).

Mr. Víctor Grifols Roura is currently the Chairman and Chief Executive Officer (Consejero Delegado) of Grifols, S.A.

Set forth below are the names and current positions of Grifols, S.A.’s directors:

Name	Title	Type	Director Since

Víctor Grifols Roura	Director, Chairman of the Board of Directors and Chief Executive Officer (Consejero Delegado)	Executive	July 1991(1)
Juan Ignacio Twose Roura	Director	Executive	April 2000(2)
Ramón Riera Roca	Director	Executive	April 2000(3)
Tomás Dagá Gelabert	Director	Other External	April 2000
Thorthol Holdings B.V. (represented by Mr. José Antonio Grifols Gras)	Director	Proprietary	January 2000(4)
Thomas H. Glanzmann	Director	Independent	April 2006
Edgar Dalzell Jannotta	Director	Independent	December 2006
Anna Veiga Lluch	Director	Independent	December 2008
Raimon Grifols Roura	Secretary non-member	—	July 2001
Nuria Martín Barnés	Vice Secretary non-member	—	July 2001

(1)	Between July 8, 1991 and May 30, 2002, Mr. Víctor Grifols Roura was not a Director but sat on the board as representative of then Grifols director Deria, S.A.

(2)	Between May 25, 2001 and May 30, 2002, Mr. Juan Ignacio Twose Roura was not a Director but sat on the board as representative of then Grifols director Grifols Engineering, S.A.

(3)	Between May 25, 2001 and May 30, 2002, Mr. Ramón Riera Roca was not a Director but sat on the board as representative of then Grifols director Grifols International, S.A.

(4)	Thorthol Holdings B.V. is represented on the Board of Directors by Mr. José Antonio Grifols Gras. Between January 20, 2000 and June 1, 2002 Thorthol Holdings B.V. was not a Director but its current representative on the board, Mr. José Antonio Grifols Gras, sat on the board as director.

Director Biographies

Víctor Grifols Roura

Mr. Grifols Roura, who in 1985 succeeded his father as Chief Executive Officer of Grifols’ predecessor, headed the 1987 reorganization that created Grifols as it is today. Mr. Grifols Roura originally joined Grifols’ predecessor in 1973 as an Export Manager and later served as Sales Manager. Mr. Grifols Roura earned a business administration degree from the University of Barcelona.

Juan Ignacio Twose Roura

Mr. Twose has served as Grifols’ Vice-President of Manufacturing since 1988. Mr. Twose joined Grifols’ predecessor in 1973 as a director. He has been responsible for the industrial division of Grifols since its creation. Mr. Twose received a degree in Industrial Engineering from the Escuela Técnica Superior of Barcelona.

Ramón Riera Roca

Mr. Riera serves as Grifols’ Vice-President of Marketing and Sales. Mr. Riera joined Grifols’ predecessor in 1977, became the Vice President of Marketing & Sales in 1988 and Managing Director of Grifols International in 1997. Mr. Riera earned a degree in Chemical Sciences from the Autonomous University of Barcelona.

Tomás Dagá Gelabert

Mr. Dagá has served as a director of Grifols, since April 2000. Mr. Dagá is also a member of the board of directors of Scranton Enterprises B.V., Zambon, S.A., Pharmazam S.A. and StoraEnso Barcelona, S.A. Mr. Dagá is also a trustee of the Joaquim Molins Figueras Foundation in Barcelona. Mr. Dagá is the managing partner of the Barcelona office of the law firm Osborne Clarke Spain. Prior to joining Osborne Clarke, Mr. Dagá worked in the corporate and tax department of Peat Marwick Mitchell & Co. in Barcelona from December 1979 to September 1986. Mr. Dagá earned a law degree from the University of Barcelona.

José Antonio Grifols Gras

Dr. Grifols has served as a director of Grifols, S.A. representing Thorthol Holdings B.V. since June 2002. Dr. Grifols has been a professor of Theoretical Physics at the Autonomous University of Barcelona since September 1990 and the head of the Physics Department of the university since September 2002. Dr. Grifols’ activities involve both teaching undergraduate and graduate courses (that include quantum mechanics, general relativity and cosmology) and doing research in high energy physics, astrophysics and cosmology. Dr. Grifols trained as a physicist in many European and American Institutions including Max-Planck-Institut (Munich, 1971-1974, 1981), Stanford University (1976-1978), CERN (Geneva, 1983, 1984, 1987, 1995), Deutsches Elektronen Synchrotron (Hamburg, 1986, 1987, 1988), Oxford University (1984), University of Florida (Gainesville, 1985), Lawrence Berkeley Laboratory (Berkeley, 1987) and Fermi National Laboratory (Chicago, 1996).

Thomas H. Glanzmann

Mr. Glanzmann has served as an independent director of Grifols, S.A. since April 2006. He is currently the Chief Executive Officer and President of Gambro AB. Prior to his current position, Mr. Glanzmann was the CEO and Managing Director of HemaCue. He also was a Senior Advisor to the Executive Chairman and Acting Managing Director at The World Economic Forum. Between 1988 and 2004 he held various positions at Baxter Healthcare: Senior Vice President and Corporate Officer of Baxter Healthcare Corporation; President of Baxter Bioscience; Chief Executive Officer of Immuno International; and President of the European Biotech Group, among other positions. Between 1984 and 1988 he worked at Philip Morris where he amongst other positions was the country manager for Norway, Denmark and Iceland. Mr. Glanzmann holds a M.B.A. from IMD in Switzerland and a B.A. in Political Science from Dartmouth College, USA.

Edgar Dalzell Jannotta

Mr. Jannotta has served as an independent director of Grifols, S.A. since December 2006. In March 2001, he was named Chairman of William Blair & Company, L.L.C., an international investment banking firm. Mr. Jannotta joined William Blair & Company in 1959 as an Associate, became a Partner in January 1965 and was Managing Partner from 1977 to 1995. Before being appointed Managing Partner, Mr. Jannotta worked on investment banking and private equity transactions in the corporate finance department.

He was Chairman of the Securities Industry Association (1982) and has served as a director of the New York Stock Exchange Inc. He serves as a director on the boards of Aon Corporation, Commonwealth Edison Company, Molex Incorporated, and Sloan Valve Company. Mr. Jannotta completed his undergraduate studies at Princeton University and received his M.B.A. from Harvard Business School.

Anna Veiga Lluch

Ms. Veiga was appointed as a director of Grifols, S.A. in 2008. She graduated in Biology (1974-1979) and received her Ph.D. at Universidad Autonoma de Barcelona in 1991. She has been the IVF laboratory Director at the Reproductive Medicine Service, Institut Universitari Dexeus from 1982 to 2005.

She is actually the Director of the Barcelona Stem Cell Bank at the Centre for Regenerative Medicine in Barcelona, the Scientific Director at the Reproductive Medicine Service, Institut Universitari Dexeus and Associate professor at the Departament de Ciències Experimentals i de la Vida, Universitat Pompeu Fabra.

Her main areas of interest are Clinical Embryology, Reproductive Genetics, Embryonic and Pluripotent Stem Cell research and Bioethics.

Biographies of the Secretary Non-Members of the Board of Directors

Raimon Grifols Roura

Mr. Grifols has served as Secretary non-member to the Board of Directors since August 2001. Mr. Grifols is also a member of the board of directors of Squadron Reinsurance Ltd., Marca Grifols, S.L., Arrahona Optimus, S.A., patron of the Probitas Fundación Privada, and secretary to the board of directors of Instituto Grifols, S.A., Xantic Spain, S.A., Mandriladora Alpesa, S.A. Mr. Grifols is a partner at Osborne Clarke Spain. Mr. Grifols earned his law degree from the University of Barcelona.

Nuria Martín Barnés

Ms. Nuria Martín has served as Vice-Secretary non-member to the Board of Directors since 2001. Ms. Martín is also a member of the Board of Directors of Compañía General de Inversiones, S.A., S.I.C.A.V., Gesiuris S.G.I.I.C., S.A., CAT Patrimonis, S.I.C.A.V., S.A., URC Patrimonis, S.I.C.A.V., S.A. and Technetix Spain, S.L. Ms. Martín is a Partner at Osborne Clarke Spain. Prior to joining Osborne Clarke she worked in the Corporate and Tax Department of KPMG Peat Marwick from 1982 to 1986. Ms. Martín earned her law degree from the University of Barcelona.

Board of Directors of Grifols After the Transaction

Upon completion of the transaction, the Grifols Board of Directors is expected to be composed of ten members, including two individuals designated by Talecris (however, in the event that either of such individuals ceases to hold office prior to the expiration of his or her term, Talecris will not have the right to designate his or her replacement). Talecris has designated Steven F. Mayer and W. Brett Ingersoll to be appointed to the Grifols Board of Directors. The appointment of Messrs. Mayer and Ingersoll will be considered at the Grifols general meeting of shareholders. Grifols expects to hold its general meeting of shareholders on January 24, 2011, on first call, or, most likely, on January 25, 2011, on second call. It is expected that those individuals will only accept their positions upon the closing of the transaction, and at such time their appointments will become effective. All current directors will remain on the Grifols Board of Directors.

In the event that either Messrs. Mayer or Ingersoll ceases to hold office prior to the expiration of his term, Talecris will not have the right to designate his replacement.

The following are the biographies of the Talecris designees for appointment to the Grifols Board of Directors:

W. Brett Ingersoll

Mr. Ingersoll has been a member of the board of directors of Talecris Biotherapeutics Holdings Corp. since April 2005. Mr. Ingersoll has served as managing director of Cerberus Capital Management, L.P. and predecessor entities since November 2002 and co-head of private equity of Cerberus globally. From 1993 until 2002, Mr. Ingersoll served as a partner for J.P. Morgan Partners. In addition, Mr. Ingersoll is also a member of the boards of directors of the following companies: Steward Healthcare System, LLC, DynCorp International, EntreCap Financial, LLC, ACE Aviation Holdings, Inc., AerCap Holdings N.V. y EnduraCare Therapy Management, LLC.

Mr. Ingersoll received his BA in Economics from Brigham Young University and his MBA from Harvard Business School.

Steven F. Mayer

Mr. Mayer has been a member of the board of directors of Talecris Biotherapeutics Holdings Corp. since April 2005. Mr. Mayer is the managing director of Cerberus California, LLC and predecessor entities since November 2002 and co-head of private equity of Cerberus globally. Mr. Mayer is also a member of the boards of directors of BlueLinx Holdings, Inc., DecisionOne Corporation, LNR Property Holdings, Ltd. and Spyglass Entertainment, LLC.

Mr. Mayer received his AB, cum laude, from Princeton University and his JD, magna cum laude, from Harvard Law School.

Executive Officers

The policies and resolutions of the Board of Directors are implemented by Grifols’ executive officers. Grifols’ principal executive officers are:

Name	Title	Since

Víctor Grifols Roura	Chief Executive Officer	1985
Juan Ignacio Twose Roura	Vice President, Industrial Division	1988
Ramón Riera Roca	Vice President, Marketing and Sales	1988
Alfredo Arroyo Guerra	Vice President and Chief Financial Officer	2007
Montserrat Lloveras Calvo	Administration Director and Controller	1991
Juan Javier Roura Fernández	Financial Director	1988
Antonio Viñes Páres	Planning and Control Director	1994
Eva Bastida Tubau	Scientific Director	2007
Vicente Blanquer Torre	Technical Director	1993
Mateo Florencio Borrás Humbert	Human Resources Director	2008
Carlos Roura Fernández	Deputy Vice President, Industrial Division	1987
Francisco Javier Jorba Ribes	Managing Director of Instituto Grifols, S.A.	1995
Gregory Gene Rich	President and Chief Executive Officer of Grifols Inc.	2001
David Ian Bell	Vice President of Grifols Inc.	2003
Albert Grifols Roura	Managing Director of Laboratorios Grifols, S.A.	1999
Miguel Pascual Montblanch	Managing Director of LATAM division at Grifols International, S.A.	1997
Ignacio Ramal Subira	Internal Auditor	2008
Nuria Pascual Lapeña	Investor Relations	1997
Sergio Roura Adell	Managing Director of Grifols Engineering, S.A.	2001
Oriol Duñach Fulla	Managing Director of Diagnostic Grifols, S.A.	1987

Executive Officer Biographies

The following are the biographies of Grifols’ principal executive officers who are not also directors:

Alfredo Arroyo Guerra

Mr. Arroyo has served as Vice President and Chief Financial Officer of Grifols, S.A. since January 2007. Previously, Mr. Arroyo served as a CFO and in various Senior Finance positions in companies such as KPMG, Carrefour, Chupa Chups, Reckitt Benckiser and Winterthur. Mr. Arroyo received a degree in Economics and is a Certified Public Accountant.

Montserrat Lloveras Calvo

Mrs. Lloveras has served as the Administration Director and Controller since 1991. She joined the Grifols’ predecessor in 1984 as the Costs Analyst of the Financial Department and in 1988 was promoted to the position of

Administration Director. Mrs. Lloveras received a degree and a M.B.A. from the Escuela Superior de Administración y Dirección de Empresas in Barcelona.

Juan Javier Roura Fernández

Mr. Roura has served as the Financial Director at Grifols, S.A. since 1988 and is responsible for Group Cash Management and Bank Relationship. He joined Grifols, S.A. in 1986 as Finance Director of the former subsidiary Dade-Grifols, S.A. Previously Mr. Roura had served in risk departments of various bank entities. Mr. Roura received a degree in Economics from the University of Barcelona.

Antonio Viñes Páres

Mr. Viñes has served as the Planning and Control Director at Grifols, S.A. since 1994. He joined Grifols in 1978, occupying several positions in the Commercial and Marketing Departments. Mr. Viñes received a degree in Biology from the Autonomous University of Barcelona.

Eva Bastida Tubau

Mrs. Bastida joined Grifols in 2004 as the Medical Marketing Director of Grifols International, S.A. and took on the position of Executive Scientific Director of Grifols, S.A. in 2007. Previously, Mrs. Bastida worked as a Clinical Scientist in the Hemostasis Department of the Hospital Clinic in Barcelona, Spain. In 1993-1998 she was the Head of Clinical Development at Sanofi in Barcelona, Spain and from 1999-2003 she was responsible for Worldwide Clinical Development at Sanofi-Synthelabo in Paris, France. Mrs. Bastida has obtained her Pharmacy & Medical Pharmacology Degree from the University of Barcelona and a PhD in Cell Biology at the American Red Cross in Bethesda, Maryland. She holds a PDD by IESE and she has more than 24 years of experience, six of them with Grifols.

Vicente Blanquer Torre

Mr. Blanquer has served as Pharmaceutical Technical Director at Grifols, S.A. since 1993, and is responsible for both Bioscience’s Quality Assurance and Quality Control. From 1987 until 1993, he was the Deputy Technical Director, responsible for Process Quality Control concerning the Plasma derivatives manufacturing. Mr. Blanquer received a Degree in Pharmacy from the University of Barcelona.

Mateo Florencio Borrás Humbert

Mr. Borrás has served as the Human Resources Director at Grifols, S.A. since 2008. Previously, he served as a HR Director at different companies such as EMAYA, Nissan Motor Ibérica and others. He is a member of AEDIPE and he is an Arbitrator at the Arbitrator Corps of Catalonian Labour Court. Mr. Borrás received a degree in Psychology and a Postgraduate on Labour and Social Security, both at Universidad Central de Barcelona.

Carlos Roura Fernández

Mr. Roura has served as the General Manager of Hospital Operations since 1987. Mr. Roura joined Grifols in 1977 and has held several positions since that time. Beginning in 2002, he has served as President of Farmafluid, a Spanish association of medical parenteral nutritional fluid laboratories. Since 2008, Mr. Roura is deputy Vice President of the Industrial Division. Mr. Roura is an Industrial Engineer.

Francisco Javier Jorba Ribes

Mr. Jorba has served as General Manager of Bioscience Operations since 1995. He joined Grifols in 1979 as Director of Plasma Procurement and Director of the A.I.P.H. Program. He was also General Manager of Biomat, S.A. from 1991 until 1995. At present, Mr. Jorba is Managing Director of Instituto Grifols, S.A. Mr. Jorba received a degree in General Medicine and Surgery in 1975 from the University of Barcelona and completed his Residency in Pediatrics in 1978 from the same University.

Gregory Gene Rich

Mr. Rich has served as the President of U.S. operations and Chief Executive Officer and Chairman of the Grifols Inc. Board of Directors, Grifols’ holding company for U.S. operations, since December 2001. Previously, Mr. Rich worked for Grupo Picking Pack, as Chief Operating Officer from December 2000 to December 2001 and from July 1997 to August 2000, as Senior Vice President for Green Cross International, the then parent of Alpha Therapeutic Corporation. Mr. Rich also worked for Alpha Therapeutic Corporation as Vice President and General Manager of International Operations from October 1995 to July 1997. In between his two terms at Alpha Therapeutic Corporation, Mr. Rich worked for Grifols from January 1983 to October 1995 and served as Grifols’ co-President for the period December 1985 through his departure in 1995. Mr. Rich earned a Bachelors of Science degree from California Polytechnic University, Pomona.

David Ian Bell

Mr. Bell joined Grifols as a Vice President of Grifols Inc. in July 2003, being since then responsible for Corporate Operations and Development. He also serves as General Counsel and is a member of Grifols’ Executive Committee in Spain. Mr. Bell is responsible for all legal activities of Grifols’ U.S. Operations, including litigation, mergers and acquisitions, real estate transactions, intellectual property and contracts. He is also responsible for regulatory, registrations and licensing, governmental and public affairs and human resources. Prior to joining Grifols, Mr. Bell was Vice President and General Counsel for Alpha Therapeutic Corporation. Additionally, he was a partner in the U.S. law firm of Knapp, Petersen & Clarke where he specialized in complex litigation involving healthcare, pharmaceutical and biotechnology regulation and liability. Mr. Bell attended the University of California, Irvine, Southwestern University School of Law and a postgraduate program at Harvard Law School. He is a member of the California State Bar and is admitted to practice before the United States Supreme Court and numerous Federal Appellate and District Courts.

Albert Grifols Roura

Mr. Grifols joined Grifols in September 1985. From 1995-1999, he was the Director of the international subsidiaries, from 1999-2008, he was appointed as Managing Director of Biomat, S.A., and in 2009 was appointed as Managing Director of Laboratorios Grifols, S.A. He currently serves as Managing Director of the Diagnostic Industrial Division, position for which he was appointed on January 1, 2011. Mr. Grifols is an Industrial Engineer.

Miguel Pascual Montblanch

Mr. Pascual joined Grifols in 1974 and has served as Managing Director of Movaco, S.A. Since 2007, Mr. Pascual has been in charge of the LATAM division of Grifols International, S.A.

Ignacio Ramal Subira

Mr. Ramal is the Director of Internal Auditing. He joined Grifols in 2008 after spending 14 years as an auditor at Ernst & Young. He graduated with a degree in Economics from the University of Barcelona and is a Chartered Accountant in Spain.

Nuria Pascual Lapeña

Ms. Pascual joined Grifols in 1996. She currently serves as a deputy Chief Financial Officer of Grifols, S.A. and is in charge of Investor Relations. Prior to joining Grifols, she served in different positions at various banking institutions (Deutsche Bank and Banco Santander de Negocios). She is a member of the board of directors of several companies related to her family’s businesses. Ms. Pascual received a degree in Economics & Business Administration and received a Masters of Sciences in Economics from the London School of Economics and Political Sciences.

Sergio Roura Adell

Mr. Roura joined Grifols in 1995. From 1995-1999 he occupied different positions in the Engineering area. He currently serves as Managing Director of Grifols Engineering, S.A., position for which he was appointed in 2001. Mr. Roura is an Industrial Engineer. He graduated from the Escuela Técnica Superior of Industrial Engineers of Barcelona.

Oriol Duñach Fulla

Mr. Duñach has served as the Managing Director of Diagnostic Operations since 1987. He joined Grifols in 1985 and has served in the Sales and Marketing division of Laboratorios Grifols S.A. and Dade-Grifols S.A. Mr. Duñach received a degree in Chemical Sciences (Organic Chemistry) from the University of Barcelona.

Executive Officers of Grifols after the Transaction

All executive officers of Grifols will remain in their current positions upon completion of the transaction.

Committees of the Grifols’ Board of Directors

The Grifols Board of Directors has an Audit Committee (Comité de Auditoría) and an Appointments and Remuneration Committee (Comisión de Nombramientos y Retribuciones).

The following is a brief description of the Audit Committee and the Appointments and Remuneration Committee.

Audit Committee

The Grifols’ Board of Directors established an Audit Committee in compliance with Article 24.bis of its ByLaws and Article 14 of the Board of Directors’ Regulations.

The regulations applicable to the Audit Committee are set forth in the provisions referred to above, as well as the ByLaws of the Audit Committee, which Bylaws were approved by the Board of Directors and the Audit Committee on December 9, 2008.

The Audit Committee shall consist of a minimum of three directors and a maximum of five directors who shall be appointed by the Board of Directors based on such directors’ knowledge, competence and experience in accounting, audit and risk management matters. The majority of the members of the Audit Committee must be external directors (consejeros externos), which includes independent directors (consejeros independientes) and proprietary directors (consejeros dominicales).

The responsibilities of the Audit Committee include:

•	reporting to the shareholders at the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers;

•	reporting to the Board of Directors, in advance of its adoption of decisions, regarding: (i) the financial information that Grifols must periodically disclose, including ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements and, to that end, it will consider whether it is advisable to have such financial information subject to a limited review by the external auditor; (ii) the creation or acquisition of equity interests in special purpose entities or entities domiciled in countries or territories that are considered to be tax havens and the participation in transactions whose complexity or nature may affect the transparency of Grifols; and (iii) related party transactions;

•	in connection with the internal information and control systems: (i) supervising the preparation of, and ensuring the integrity of, the financial information relating to Grifols Group; (ii) periodically reviewing such systems for internal monitoring and management of risks; (iii) looking after the independence and effectiveness of the internal audit function; and (iv) establishing and supervising a mechanism that allows employees to communicate on a confidential and anonymous basis concerns on possible questionable practices in the areas of accounting or auditing;

•	in connection with the external auditor: (i) proposing the appointment of the auditor, and, if applicable, the revocation or non-renewal of its appointment; as well as the conditions under which the auditor will be retained; (ii) receiving information from the external auditor on the audit plan, its execution and verifying that management takes into consideration the auditor’s recommendations; (iii) ensuring the external auditor independence; and (iv) to the extent possible, causing Grifols’ external auditor to serve as the external auditor of Grifols’ subsidiaries; and

•	supervising the observance of Grifols’ Capital Markets Conduct Code, the Board of Directors’ Regulations, Grifols’ Code of Ethics and, in general, the rules of governance and compliance in effect, and make such proposals as are deemed necessary for their improvement.

The Audit Committee currently consists of Messrs. Tomás Daga Gelabert and Thomas Glanzmann, and has one vacancy. Mr. Raimon Grifols Roura serves as secretary non-member.

Appointments and Remuneration Committee

Pursuant to Article 15 of the Board of Directors Regulations, the Appointments and Remuneration Committee is required to consist of between three and five members, the majority of which must be external directors (consejeros externos), which includes independent directors (consejeros independientes) and proprietary directors (consejeros dominicales).

The responsibilities of the Appointments and Remuneration Committee include:

•	assisting in the nomination of directors, including evaluating potential nominees in light of the level of knowledge, competence and experience necessary to serve on the Board of Directors;

•	reporting and making proposals to the Board of Directors on the appointment of members to the various committees of the Board of Directors and on the persons who should hold the office of Secretary and Vice-secretary of the Board of Directors;

•	making proposals for the orderly and planned succession of the Chairman of the Board of Directors and the Chief Executive Officer;

•	reporting on proposals for the appointment and removal of any members of senior management made by the Chief Executive Officer;

•	making proposals on the remuneration plans for the Board of Directors and senior management;

•	periodically reviewing the remuneration plans of senior management, including considering their suitability and performance; and

•	reporting on transactions in which directors may have a conflict of interest.

The Appointments and Remuneration Committee currently consists of Messrs. Thomas Glanzmann, Víctor Grifols Roura and Edgar Dalzell Jannotta. Ms. Nuria Martín Barnés serves as secretary non-member.

Family Relationships

Mr. Víctor Grifols Roura, the Chairman of Grifols’ Board of Directors and Grifols’ Chief Executive Officer, and Mr. Raimon Grifols Roura, the Secretary non-member of the Board of Directors, are brothers.

Messrs. Víctor Grifols Roura, Raimon Grifols Roura, and José Antonio Grifols Gras are the grandchildren of Mr. José Antonio Grifols i Roig, Grifols’ founder.

Mr. Juan Ignacio Twose Roura, a Grifols director and Vice-President of Manufacturing, is a cousin of Messrs. Víctor Grifols Roura and Raimon Grifols Roura. Mr. Francisco Javier Jorba Ribes is the brother-in-law of Mr. Víctor Grifols Roura.

COMPENSATION OF GRIFOLS’ DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Members of the Grifols Board of Directors

Grifols’ ByLaws generally set forth the processes for the determination of the compensation paid to the members of its Board of Directors. The directors shall be entitled to receive compensation for performing the duties entrusted to them by reason of their appointment as mere members of the Board of Directors by the shareholders at the general shareholders’ meeting.

Article 20 of Grifols’ ByLaws provides that the maximum amount to be distributed to the directors as compensation will be established each year or for the period of time decided by the Grifols shareholders at its shareholders’ meetings. The Board of Directors will then determine, pursuant to Article 26 of the Board of Directors’ Regulations, how much of the shareholder-approved compensation pool will be allocated to each director as compensation, taking into account the recommendations of the Appointments and Remuneration Committee and their dedication to the business of Grifols.

Grifols’ director compensation philosophy, as set forth in Article 27 of its Board of Directors’ Regulations, provides that the remuneration of external directors shall be established in a manner that aims at creative incentives for the directors to be dedicated and involved while not constituting an obstacle to its independence. To that end, Article 27 further establishes that the Board of Directors, following the advice of the Appointments and Remuneration Committee, shall take the necessary measures to ensure that external directors’ remuneration adheres to the following guidelines: (a) their remuneration is linked to their dedication, abilities and functions; and (b) they are excluded from any plans (x) consisting in the delivery of equity awards or options or other instruments linked to the value of Grifols shares; (y) linked to the performance of Grifols or (z) including retirement benefits. However, external directors may be remunerated with Grifols shares if they agree to hold them for the term that they hold their office.

In accordance with the compensation policy outlined in Grifols’ ByLaws, at the shareholders’ meeting on June 21, 2010, the shareholders set the maximum gross annual amount available for compensation to the external independent members of the Board of Directors at €60,000 per external director. On such date, three members of the Board of Directors were serving as external independent directors (Messrs. Thomas Glanzmann, Edgar Dalzell Jannotta, and Anna Veiga Lluch).

Total compensation paid to executive directors (consejeros ejecutivos) for serving on Grifols’ Board of Directors in 2009, in the aggregate, amounted to approximately €2,295,000, which included approximately €1,847,000 in fixed compensation and €448,000 in variable compensation. Of the total director compensation amount, executive directors received €2,055,000 and external independent directors received €240,000. The external proprietary directors do not receive any compensation. Likewise, the directors, whether executive or external independent, did not receive any compensation in the form of pensions or life insurance in 2009, nor did they participate in or otherwise receive compensation under share-based payment plans linked to Grifols’ share price. None of the directors received any remuneration in the form of attendance fees for meetings of the Board of Directors or committees of the Board of Directors.

Finally, pursuant to Article 20 of Grifols’ ByLaws members of the Board of Directors receive reimbursement of all expenses incurred in connection with their office as director.

Compensation of Executive Officers

In 2009, Grifols’ principal executive officers (excluding those who also served as members of the Board of Directors) were paid a total compensation amount of €5,845,000 in the aggregate. The breakdown of the total amount paid to such executive officers in the aggregate for discharging their executive duties in 2009 is set forth in the table below.

Component	Amount Paid in 2009

Salaries	€4,620,136
Variable Compensation	€1,224,731
Stock options and/or other securities	N/A
Other — e.g., life and health insurance	N/A
Other — e.g., pensions/savings	N/A

Employment and Severance Arrangements

Three (3) of Grifols’ executive officers are party to individual employment contracts with Grifols or a subsidiary of Grifols that contain severance and/or change in control arrangements, as described below. None of the other executive officers or directors of Grifols is party to an individual employment contracts containing severance and/or change in control arrangements.

Alfredo Arroyo Guerra

Grifols is party to an employment agreement, dated as of January 23, 2007, with Alfredo Arroyo Guerra, its Vice President and Chief Financial Officer.

Pursuant to Mr. Arroyo’s employment agreement, in the event of a termination of Mr. Arroyo’s employment by Grifols for any reason other than due to Mr. Arroyo’s grave noncompliance of the employment agreement, then, upon three months’ advance notice from Grifols (or payment of Mr. Arroyo’s salary in lieu of such notice), Mr. Arroyo would be entitled to receive an amount equal to two times the average of his total fixed and variable salary received during each of the two years preceding such termination. Pursuant to Mr. Arroyo’s employment agreement, in the event of termination of Mr. Arroyo’s employment due to Mr. Arroyo’s grave noncompliance of the employment agreement, Mr. Arroyo would not be entitled to receive any severance payments or benefits. In addition to the foregoing, Mr. Arroyo would be entitled to an additional amount equal to six months’ fixed salary following a termination of his employment by Grifols to the extent that Grifols elects to enforce a one-year post-termination covenant not to compete with Grifols.

Pursuant to his employment agreement, Mr. Arroyo may generally resign his employment upon twelve months prior notice to Grifols, subject to a requirement to indemnify Grifols if Mr. Arroyo fails to give such notice, by paying Grifols an amount equal to his salary for any portion of the twelve-month period preceding termination for which prior notice of resignation was not given. In the event of Mr. Arroyo’s resignation following the required advance notice, Mr. Arroyo would be entitled to an amount equal to six months’ base salary, but only to the extent that Grifols elects to enforce a one-year post-termination covenant not to compete with Grifols. However, in the event Mr. Arroyo resigns within three months of the effective date of a change in the then current Chief Executive Officer of Grifols for any reason, Mr. Arroyo would be entitled to receive an amount equal to two times the average of his total fixed and variable salary received during each of the two years preceding such termination.

Mr. Arroyo’s employment agreement does not entitle him to any minimum or maximum amount of bonus or other variable compensation to be paid in connection with the termination of his employment, regardless of the circumstances of termination.

Gregory Gene Rich and David Ian Bell

Grifols Inc. is party to substantially similar employment agreements, each dated as of July 16, 2003, with each of Gregory Gene Rich, President and Chief Executive Officer of Grifols Inc., and David Ian Bell, Vice President of Grifols Inc.

Pursuant to their respective employment agreements, in the event of a termination of the executive’s employment by Grifols Inc. without “cause” (as defined in the employment agreements), each of Messrs. Rich and Bell would be entitled to receive, in a lump sum payment, an amount equal to two years’ annual salary (based on the highest annual W-2 earnings from the three years prior to termination), and any earned but unpaid bonus (if any), as determined by Grifols Inc. in its sole discretion. In addition, each of the employment agreements provide that, if in anticipation of or within twelve months following a Change in Control Transaction (as defined in the employment agreements), the executive’s employment is terminated by Grifols Inc. without “cause,” or by the executive following a job reduction or material change in job responsibilities with a diminution in salary of greater than 10%, each of Messrs. Rich and Bell would be entitled to an additional lump sum severance payment equal to two years’ annual salary (based on the highest annual W-2 earnings from the three years prior to termination), which payment is in addition to the two years’ annual salary otherwise payable in connection with a termination without cause unrelated to a Change in Control Transaction.

Moreover, the employment agreements with Messrs. Rich and Bell provide that, in the event of a termination of the executive’s employment for cause, Messrs. Rich and Bell would be entitled to receive earned but unpaid benefits through the date of termination, and in the event of a termination of the executive’s employment due to the executive’s voluntary resignation, payment of unpaid base salary and any accrued but unpaid vacation pay through the date of resignation.

Since the employment agreements with each of Messrs. Rich and Bell only provide for the payment of bonuses and/or incentive payments or other variable compensation with respect to the year of termination of the executive’s employment to the extent earned at the date of such termination, as determined by Grifols Inc. in its sole discretion, the employment agreements do not entitle either Mr. Rich or Mr. Bell to any minimum or maximum amount of bonus or other variable compensation to be paid in connection with the termination of his employment, regardless of the circumstances of termination.

Equity and Other Incentive Programs

In 2009, no compensation was paid pursuant to a profit-sharing plan or any stock option and no other equity compensation was awarded to any of Grifols’ directors or executive officers.

Pension and Retirement Compensation Programs

In 2009, no amounts were set aside or accrued by Grifols or its subsidiaries to provide pension, retirement or similar benefits for Grifols’ directors or executive officers.

SECURITY OWNERSHIP OF MAJOR SHAREHOLDERS, DIRECTORS AND
EXECUTIVE OFFICERS OF GRIFOLS

The following table sets forth certain information, including information regarding beneficial ownership of Grifols ordinary shares outstanding as of January 5, 2011 for (i) Grifols’ major shareholders, including, in accordance with applicable Spanish regulations, each person or entity that is known to Grifols to be the beneficial owner of more than 3% of Grifols’ ordinary shares, (ii) each of Grifols’ directors, and (iii) each of Grifols’ executive officers. As of that date, there were a total of 213,064,899 ordinary shares issued and outstanding.

Since Grifols ordinary shares are represented through book entries, its exact ownership structure cannot be known, except through the information that the shareholders provide voluntarily or in compliance with applicable regulations, and information provided by Iberclear and its participating entities.

Beneficial ownership is determined in accordance with applicable Spanish regulations.

	Number of
	Ordinary	Percentage of
Name of Beneficial Owner	Shares	Ordinary Shares

Major Shareholders
Capital Research and Management Company(1)	21,353,346	10.022
Deria S.A.(2)	18,706,988	8.771
Scranton Enterprises B.V.(3)	15,898,258	7.462
Thorthol Holdings B.V.(4)	15,042,766	7.060
Víctor Grifols Lucas(5)	12,801,837	6.008
American Funds Insurance Series Growth Fund(6)	6,400,370	3.004
Directors
José Antonio Grifols Gras(4)	15,042,766	7.060
Víctor Grifols Roura	435,150	*
Edgar Dalzell Jannotta	254,127	*
Ramón Riera Roca(7)	169,085	*
Juan Ignacio Twose Roura	119,274	*
Thomas H. Glanzmann(8)	61,347	*
Tomás Dagá Gelabert	44,564	*
Anna Veiga Lluch	100	*
Executive Officers
Antonio Viñes Parés	111,115	*
Gregory Gene Rich	71,598	*
Carlos Roura Fernández	48,314	*
Francisco Javier Jorba Ribes	47,364	*
Oriol Duñach Fulla	39,709	*
Montserrat Lloveras Calvo	35,309	*
Juan Javier Roura Fernández	30,059	*
Vicente Blanquer Torre	22,377	*
Sergio Roura Adell	17,632	*
Alberto Grifols Roura	13,000	*
David Ian Bell	10,000	*
Nuria Pascual Lapeña	9,796	*
Miguel Pascual Montblanch	7,500	*
Mateo Florencio Borrás Humbert	491	*
Alfredo Arroyo Guerra	—	—

Number of
	Ordinary	Percentage of
Name of Beneficial Owner	Shares	Ordinary Shares

Eva Bastida Tubau	—	—
Ignacio Ramal Subira	—	—

*	Less than 1%.

(1)	Capital Research and Management Company has indirect voting rights over all 21,353,346 Grifols ordinary shares. American Funds Insurance Series Growth Fund has direct voting rights over 6,400,370 of the Grifols ordinary shares reported by Capital Research and Management Company.

(2)	The various members of the Grifols Roura family hold their respective shares indirectly through Deria S.A. All Grifols ordinary shares held by Deria S.A. are voted on all matters in accordance with the recommendation of the Grifols Board of Directors but are subject to the terms and conditions of the applicable Grifols voting agreement.

(3)	Scranton Enterprises B.V. is a corporation whose shares are owned by certain directors of Grifols and by William Blair & Co. L.L.C. Some Grifols family members who are directors or executive officers hold part of their shares indirectly through Scranton Enterprises B.V.

(4)	The various members of the Grifols Gras family hold their respective shares indirectly through Thorthol Holdings B.V., which is represented on the Board of Directors by José Antonio Grifols Gras. All Grifols ordinary shares held by Thorthol Holdings B.V. are voted on all matters in accordance with the recommendation of the Grifols Board of Directors but are subject to the terms and conditions of the applicable Grifols voting agreement.

(5)	12,801,837 ordinary shares are held directly by Rodellar Amsterdam B.V., through which Víctor Grifols Lucas exercises indirect voting rights.

(6)	American Funds Insurance Series Growth Fund has direct voting rights over all 6,400,370 Grifols ordinary shares. American Funds Insurance Series Growth Fund has delegated the right to vote its proxies to Capital Research and Management Company, its investment advisor.

(7)	8,000 ordinary shares are held indirectly.

(8)	46,300 shares are held indirectly through Kolholmen Investments AB.

Significant Changes in Ownership

In accordance with Spanish reporting requirements, the following transfers of shares were reported to the Spanish Comisión Nacional del Mercado de Valores, or the CNMV, as of January 5, 2011: (i) on July 22, 2008, Barclays PLC disposed of a number of shares that reduced its percentage of ownership of share capital below 3%; (ii) on September 23, 2008, Morgan Stanley disposed of a number of shares that reduced its percentage of ownership of share capital below 3%; (iii) on April 9, 2009, FMR LLC disposed of a number of shares that reduced its percentage of ownership of share capital below 3%; (iv) on December 4, 2009, Victor Grifols Lucas acquired a number of shares that increased his percentage of ownership of share capital above 5%; (v) on April 12, 2010, American Funds Insurance Series Growth Fund acquired a number of shares that increased its percentage of ownership of share capital above 3%; (vi) on May 19, 2010, Capital Research and Management Company acquired a number of shares that increased its percentage of ownership of capital above 10%; (vii) on November 12, 2010, The Bank of New York Mellon Corporation disposed of a number of shares that decreased its percentage of ownership of share capital below 3%; and (viii) on November 24, 2010, Fidelity International Limited acquired a number of shares that increased its percentage of ownership of share capital above 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF GRIFOLS

Policy for Approval of Related Person Transactions

Board of Directors’ Regulations

Pursuant to Article 37 of Grifols’ Board of Directors’ Regulations, which follows the Spanish Unified Code of Corporate Governance in this respect, the Grifols Board of Directors formally reserves the right to be notified of and authorize any transactions with a significant shareholder. No related person transactions may be authorized unless a report by the Audit Committee has been issued in advance. Such report shall consider the transaction with regards to equal treatment of the shareholders and market conditions. In accordance with applicable law and Article 38 of the Board of Directors’ Regulations, Grifols’ Annual Corporate Governance Report contains a summary of all transactions involving Grifols and its directors or significant shareholders. A general authorization setting forth the terms of the transaction is allowed for ordinary transactions.

Article 31 of Grifols’ Board of Directors’ Regulations provides that directors may not directly or indirectly enter into professional or commercial transactions with Grifols unless he or she first reports the conflict of interest, and then the Board of Directors, subject to a prior report from the Appointments and Remuneration Committee, approves the transaction. Article 31 of Grifols’ Board of Directors’ Regulations also provides that directors must abstain from attending and taking part in any Board of Directors deliberations that may affect matters in which he or she may have a direct or indirect personal interest. Article 35 of the Board of Directors’ Regulations deems it a violation of a director’s duty of loyalty when, with prior knowledge he or she allows, or does not reveal the existence of, a related party transaction, and such related party transaction has not been subject to the aforementioned conditions and Board of Director approval.

Article 34 of Grifols’ Board of Directors’ Regulations also states that a director cannot either directly or indirectly take advantage of a company business opportunity for himself or herself or for a third party, unless the Grifols Board of Directors, after being presented with the business opportunity, with a prior report from the Appointments and Remuneration Committee and being uninfluenced by the interested director, decides not to pursue it and authorizes the interested director to pursue such opportunity. The Board of Directors’ Regulations define a company business opportunity as those opportunities which arise or are known (i) in the context of his or her office as director or through the use of information or resources of Grifols or (ii) in such other circumstances which make it reasonable to consider that the third party offering the opportunity was offering it to Grifols.

Finally, pursuant to Article 36 of Grifols’ Board of Directors’ Regulations, all directors must inform Grifols of (i) all shares of Grifols that they own directly or through companies in which they hold a significant stake; (ii) all shares that they own and offices or functions they perform, in companies that carry the same, analogous, or complementary business activities as the business activities as Grifols; and (iii) whether they are personally, whether for their own account or for the account of others, involved in any activities which are the same, analogous, or complementary business activities as the business activities as Grifols. Before accepting any executive position at another company or entity that may represent a conflict of interest with or affect such directors’ dedication to Grifols, the director must first consult with the Appointments and Remuneration Committee. Directors are also required not to provide any professional services for any competitor of Grifols.

Capital Markets Conduct Code

In accordance with Grifols’ Capital Markets Conduct Code, compliance with which is monitored by the Audit Committee, and the obligations set forth in the Spanish securities regulations, including in some respects the Spanish Criminal Code, (i) directors (and the Secretary and Vice-Secretary if they are non-members); (ii) external advisors having access to information about Grifols that has not been made available to the public and, if made available, may considerably affect the price of the ordinary shares or other quoted securities issued by Grifols or by-products or other financial instruments related to those, which is referred to as privileged information; and (iii) personnel working in the financial and legal departments of Grifols who have duties or responsibilities related to the securities market or customarily have access to relevant information about Grifols, shall comply with certain obligations regarding the use and treatment of privileged information. Among other obligations, these relevant persons: (a) while in the possession of privileged information, shall not (x) execute transactions on shares or other securities issued by Grifols or any financial instruments having securities issued by Grifols underlying, all of which are referred to as Grifols securities, nor (y) communicate such privileged information to third parties (except within the normal exercise of their job), nor (z) recommend third parties to execute transactions on Grifols securities based on the privileged information; (b) must notify the Audit Committee within five business days of any transaction which they execute (either directly or through a related person) on Grifols securities; (c) cannot do anything that may mislead the markets for the Grifols securities (for example issue orders which may lead to false indications or divulge misleading information by any means); and (d) may not sell any Grifols securities on the same day they were purchased.

Director Independence

In accordance with Grifols’ Board of Directors’ Regulations, its Board of Directors must exercise their duties with a unified purpose and apply its independent judgment, must treat all the shareholders equally and must act in the best interest of Grifols, which is understood as maximizing the economic value of the business. Directors must also ensure that Grifols, in its relationship with all stakeholders, (i) abides by all laws and regulations; (ii) fulfils in good faith its obligations and contracts; (iii) adheres to the custom and best practices of the sectors and territories where it operates; (iv) observes any additional principles of responsibility and conduct to which Grifols has voluntarily subjected itself; and (v) looks after the continuation of Grifols’ founding philosophy as reflected in the “Ethical Code of Grifols”, which are aimed at achievement of the highest standards of safety, quality and efficacy in the production and marketing of its products.

Each member of the Grifols Board of Directors must comply with the duties set out in the Articles 225 to 232 of the Spanish Companies Law, in Grifols’ ByLaws and in its regulations for the general shareholders meeting and the Board of Directors. These duties include the following:

•	Duty of diligent management. Each director must act diligently in his or her management of Grifols. In particular, the law establishes that he or she must carry out his or her duties with the diligence of an “orderly entrepreneur (ordenado empresario)” and must diligently inform himself or herself of Grifols’ business development;

•	Duty of loyalty. Each director must act as a faithful representative (representante leal) in furthering the corporate interest must comply with duties established by the law and Grifols’ ByLaws. In addition, each director: (i) shall not use the name of Grifols or invoke their capacity as directors in order to carry out transactions for their own account or for the account of persons related to them; (ii) may not make, either for his own benefit or for the benefit of any persons related to him, investments or transactions of any kind related to the assets of Grifols which have come to the director’s attention during the performance of his duties as such, when the investment or transaction has been offered to Grifols or Grifols is interested in it, unless Grifols has turned down the investment or transaction and the director has not influenced Grifols’ decision; (iii) must notify the Board of Directors of any direct or indirect conflict of interests which they have with the interests of Grifols (if the conflict arises from a transaction with Grifols, the director is generally prohibited from entering into such a transaction unless the Grifols Board of Directors approves the transaction and the director must abide by the rules referred to in the section entitled “Certain Relationships and Related Party Transactions of Grifols — Director Independence”); (iv) must notify the Grifols Board of Directors, as soon as possible, of any circumstances affecting them which might prejudice the credit or reputation of Grifols, including, but not limited to, criminal cases involving such directors; and (v) must disclose any interest that they hold in the capital of a company engaged in a line of business which is the same as or analogous or complementary to the business of Grifols, as well as any offices held or duties performed therein and the conduct, for the director’s own account or for the account of another, of any kind of business that is the same as, analogous or complementary to the business that the corporate purpose of Grifols consists of;

•	Duty of confidentiality. Each director is obligated, even after his or her retirement or removal as director, to keep confidential any information, data, reports and background information they come to know in the performance of their duties, and to refrain from communicating such information to third parties, or otherwise disclosing, if it could be harmful to Grifols’ interests. This duty of secrecy is subject to certain exceptions (for example, those events in which the law permits communication or disclosure to a third party or, if applicable, where the information is required by or must be submitted to the respective supervisory authorities, in which case the disclosure must comply with the applicable legal provisions); and

•	Duty of inactivity. Each director must not conduct, or suggest to any person that they conduct, any transactions involving securities of Grifols or any of its subsidiaries, affiliated or related companies in connection with which such directors have, by reason of their position, privileged or confidential information, which is not within the public domain.

Article 26 of Grifols’ Board of Directors’ Regulations requires that variable compensation plans and policies must include provisions aimed at ensuring that such variable remuneration reflects the personal performance of the relevant beneficiary and not the general performance of the markets, the sectors in which Grifols is involved or Grifols as a whole.

Furthermore, Article 27 of Grifols’ Board of Directors’ Regulations provides that the remuneration of external directors shall be established in a manner that aims at creative incentives for the directors to be dedicated and involved while not constituting an obstacle to its independence. To that end, Article 27 further establishes that the Board of Directors, following the advice of the Appointments and Remuneration Committee, shall take the necessary measures to ensure that external directors’ remuneration adheres to the following guidelines: (a) their remuneration is linked to their dedication, abilities and functions; and (b) they are excluded from any plans (x) consisting in the delivery of equity awards or options or other instruments linked to the value of Grifols shares; (y) linked to the performance of Grifols or (z) including retirement benefits. However, external directors may be remunerated with Grifols shares if they agree to hold them for the term that they hold their office.

Patent and Trademark Use

Mr. José Antonio Grifols Gras, a member of Grifols’ Board of Directors, is the manager of Marca Grifols, S.L., which owns the trademark “Grifols.” In addition, the Grifols family is the controlling shareholder of Marca Grifols, S.L. Grifols entered into a license agreement with Marca Grifols, S.L. on January 26, 1993 that permits Grifols to use the “Grifols” trademark for 99 years. The license agreement provides that Grifols must pay an annual fee for the license, which is based on inflation and net sales of Grifols. In 2007, 2008 and 2009, the fees for this license were €798,796, €1,200,741 and €1,229,559, respectively.

Certain patents that Grifols uses were originally registered in the names of Mr. Víctor Grifols Lucas, Grifols’ former Chief Executive Officer. Grifols has previously freely used many of these patents without any formal licensing agreements and without paying any consideration. In June 2004, Mr. Grifols Lucas and Mr. Grifols Roura acknowledged in writing that such patents belong to Grifols and in February 2006, they formally completed the transfer of these patents to Grifols for an immaterial amount.

Legal Services

Mr. Tomás Dagá Gelabert, a member of Grifols’ Board of Directors, Mr. Raimon Grifols Roura, Secretary of the Board of Directors, and Ms. Nuria Martín Barnés, Vice-Secretary of the Board of Directors, are partners at the Barcelona office of the Osborne Clarke law firm. This law firm is advising Grifols with regard to Spanish law in connection with this transaction and renders various other legal services to Grifols. Grifols believes that the fees it pays for these services are comparable to those it would have had to pay to a third-party law firm for similar services.

Charitable Contributions

Grifols currently contributes to two charitable foundations, the Mr. Víctor Grifols i Lucas Foundation and the Probitas Private Foundation. Both foundations were formed by Grifols, and certain current officers and directors of Grifols serve as patrons of the Probitas Private Foundation. For further discussion, see the section entitled “Corporate Social Responsibility.”

CORPORATE SOCIAL RESPONSIBILITY

Grifols currently contributes to the following two charitable foundations.

Grifols contributes to the Mr. Víctor Grifols i Lucas Foundation, an entity that provides grants to further the study of bioethics. It was created in 1998 with the mission of promoting bioethics through dialogue between specialists in a range of areas. The Foundation seeks to foster ethical attitudes in organizations, companies and individuals active in the field of human health, offering a discussion platform which provides a forum for the exchange of different perspectives on the ethics. Mr. Víctor Grifols i Lucas is the former Chief Executive Officer and the father of Mr. Víctor Grifols Roura, the Chairman of the Board of Directors and Chief Executive Officer of Grifols and Mr. Raimon Grifols Roura, Secretary non-member of the Board of Directors. In 2007, 2008, and 2009, Grifols contributed €148,000, €145,000 and €251,000, respectively, to the Víctor Grifols i Lucas Foundation.

In addition, Grifols contributes to the Probitas Private Foundation, an entity that provides medical and sanitary assistance to international communities that lack medical and sanitary resources or that have an urgent and essential need for such services due to catastrophes. The Probitas Private Foundation was founded by Grifols in 2008. Messrs. Raimon Grifols Roura, a Secretary non-member of the Grifols’ Board of Directors, and Tomás Dagá Gelabert, a director of Grifols, are patrons of the Probitas Private Foundation. In 2008 and 2009, Grifols contributed €1,250,000 and €1,449,000, respectively. Grifols has committed to contribute to Probitas Private Foundation an amount equal to 0.7% of its profits before tax each year.

INFORMATION ABOUT TALECRIS

Overview of Business

Talecris is a biopharmaceutical company that, according to MRB, is one of the largest producers and marketers of plasma-derived protein therapies in the world. Talecris develops, produces, markets, and distributes therapies that extend and enhance the lives of people suffering from chronic and acute, often life-threatening, conditions, such as chronic inflammatory demyelinating polyneuropathy (“CIDP”), primary immune deficiencies (PI), alpha-1 antitrypsin deficiency-related emphysema, bleeding disorders, infectious diseases and severe trauma. Talecris’ products are derived from human plasma, the liquid component of blood, which is sourced from Talecris’ plasma collection centers or purchased from third parties with plasma centers located in the United States. Plasma contains many therapeutic proteins which Talecris extracts through a process known as fractionation at its Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for sale. Talecris also sells fractionated intermediate products. Talecris’ manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. Purification, filling and finishing capacities are dependent on fraction mix.

According to MRB, Talecris’ largest product, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified (Gamunex, Gamunex IVIG), is one of the leading products in the IVIG segment, with a reputation as a premium product. Gamunex is the only IVIG approved for the treatment of CIDP, a neurological indication, in the United States and Canada and, in a mutual recognition procedure, in 16 European countries. The Gamunex IVIG share of sales was 23% in the United States in 2009 and 14% globally in 2008 based on data from MRB. Talecris’ second largest product, Prolastin Alpha-1 Proteinase Inhibitor (Human) (Prolastin, Prolastin A1PI, Prolastin-C A1PI), had a 62% share of sales in the United States in 2009 and a 74% share of sales worldwide in 2008 and has a high degree of brand recognition within the alpha-1 proteinase inhibitor, which is referred to as A1PI, category. In addition to Gamunex and Prolastin/Prolastin-C A1PI, which together represented approximately 75.7% and 74.3% of Talecris’ net revenue for the nine months ended September 30, 2010 and 2009, respectively, and 74.7% of Talecris’ net revenue for the year ended December 31, 2009, Talecris also produces and sells albumin, Koate DVI Factor VIII, hyperimmunes, Thrombate III, PPF powder and other products. Talecris’ products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists, and hematologists. Talecris essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. During the third quarter of 2010, Talecris launched Prolastin-C

A1PI in Canada and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010. Talecris’ six key products categories and their indications are given in the table below:

Talecris Net Revenue 2009
Category and Talecris Key Products		Talecris Indications	Talecris Share of Sales	(In millions)

IVIG	Gamunex IVIG	U.S., Canada and EU — PI,ITP,	23% — U.S.(1)	$599.8 — U.S.
		CIDP. Canada and EU — Post Bone Marrow Transplant, Pediatric HIV Infection.	14% — Worldwide(2)	$826.4(3) — Worldwide
EU only — Kawasaki Disease, Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Multiple Myeloma
A1PI	Prolastin-C A1PI Prolastin A1PI	A1PI Deficiency related emphysema	62% — U.S.(1) 74% — Worldwide(2)	$206.1 — U.S. $319.1 — Worldwide
Fraction V (Albumin and PPF)	Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate, Plasma Protein Fraction 5% USP	Plasma expanders, severe trauma, acute liver and kidney failures	13% — U.S.(1) 5% — Worldwide(2)	$44.8 — U.S. $84.8(3) — Worldwide
Factor VIII(4)	Koate DVI	Hemophilia A	6% — U.S.(1) 5% — Worldwide(2)	$13.6 — U.S. $46.5 — Worldwide
Antithrombin III	Thrombate III	Hereditary antithrombin III deficiency	92% — U.S.(1) 6% — Worldwide(2)	$24.2 — U.S. $24.2 — Worldwide
Hyperimmunes	GamaStan, HyperHepB, HyperRho, HyperRab, HyperTet	Hepatitis A, Hepatitis B, Rabies, RH Sensitization, Tetanus	20% — U.S.(1) 7.5% — Worldwide(2)	$59.5 — U.S. $74.2 — Worldwide

(1)	For the 2009 calendar year, according to MRB. The Plasma Fractions Market in the United States, 2009.

(2)	For the 2008 calendar year, according to MRB. The Worldwide Plasma Fractions Market, 2008. Includes IVIG contract fractionation revenues.

(3)	Excludes contract fractionation revenues from the Canadian blood system operators.

(4)	Excludes von Willebrands.

Talecris established its leading industry positions through a history of innovation including developing the first ready-to-use 10% liquid IVIG product in North America, the only IVIG product approved for use in neurology in North America, and the first A1PI product globally. Talecris’ primary products have orphan drug designation to serve populations with rare, chronic diseases. Talecris continues to develop products to address unmet medical needs and, as of September 30, 2010, employed 307 scientists and support staff to develop new products, expand the uses of its existing products, and enhance its process technologies. Talecris focuses its research and development efforts in three key areas: continued enhancement of its process technologies, including pathogen safety, life cycle management for its existing products, including new indications, and discovery of new products. Talecris’ research and development expenditures amounted to $50.8 million and $71.2 million for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

Talecris’ business is supported by an integrated infrastructure including, as of November 1, 2010, 69 operating plasma collection centers (67 FDA licensed, two unlicensed), two owned and operated manufacturing facilities (including its primary manufacturing facility in Clayton, North Carolina, which is one of the world’s largest integrated fractionation and purification facilities), a distribution network and sales and marketing organizations in the United States, Canada, Germany, and other international regions. Talecris’ heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC. Talecris’ long experience as a producer and marketer of plasma-derived protein therapies has enabled it to forge strong ties with members of the medical community, patient advocacy groups and Talecris’ distributors.

Competitive Strengths

Talecris believes that the following strengths position it to compete effectively in the plasma-derived products industry:

•	Premium Global Liquid 10% IVIG Product. Talecris’ product, Gamunex IVIG, which was launched in North America in 2003 as a premium ready-to-use liquid IVIG product, is one of the leading products in the IVIG segment with a 23% share of United States sales in 2009 according to MRB. Talecris believes Gamunex IVIG is considered to be the industry benchmark due to a comprehensive set of differentiated product characteristics that have positioned it as the premium product in its category since its launch. As a measure of Talecris’ focus on continued enhancement of product safety, the manufacturing process for its IVIG therapy incorporates prion removal, which is described in the FDA approved labeling for Gamunex. Talecris also uses a patented caprylate process that preserves more of the fragile IgG proteins compared to prior generation IVIG products made with a harsher solvent/detergent purification process. Gamunex IVIG is the only IVIG approved for CIDP in the United States and Canada and, in a mutual recognition procedure, in 16 European countries. Talecris’ CIDP indication approval makes Gamunex the only IVIG approved for use in a neurological indication in North America. According to an independent survey by Harris Interactive, CIDP is the largest IVIG segment in the United States, representing 29% of total unit volume. As the only FDA approved IVIG for CIDP, Talecris believes it doubled its licensed market access to 61% of total United States IVIG unit volume. Further, the FDA granted Gamunex IVIG orphan drug status, which provides marketing exclusivity for the CIDP indication in the United States through September 2015. In an online survey conducted by Harris Interactive on behalf of Talecris during the first quarter of 2010, Gamunex was shown to be the preferred IVIG among neurologists who indicated a brand preference. The survey results showed that neurologists selected Gamunex over four times more often than all other available liquid IVIG therapies, with a statistically significant margin (p<0.05).

•	Leading Producer of A1PI with Strong Brand Recognition. Talecris is the world’s largest producer of A1PI, which is used for the treatment of A1PI deficiency-related emphysema. In 2009, Prolastin A1PI had a 62% share of sales in the United States and in 2008 had an 87% share of sales in the European Union, which is referred to as the EU, where it is licensed in 14 countries and Switzerland and competes with other licensed A1PI product only in Spain. Talecris is also the only licensed A1PI product in Canada. While other manufacturers began selling A1PI products in the United States and Spain beginning in 2003, Talecris continues to benefit from having been the first provider in this product class and from its strong relationships with the primary patient advocacy groups. Talecris believes Prolastin/Prolastin-C A1PI is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty, with an annual retention rate of over 96%. Based upon Talecris’ internal estimates, Talecris believes that approximately 30% of the global patient population for A1PI products resides in European countries where Prolastin is now licensed. Talecris is developing additional product enhancements, including a recombinant version of its A1PI product. Talecris received FDA approval for its next generation A1PI product, Prolastin-C A1PI in October 2009. A post-approval clinical trial was required as a condition for approval. Talecris submitted a supplemental New Drug Submission, which is referred to as an sNDS, to Health Canada for the approval of Prolastin-C A1PI in March 2009 and Prolastin-C A1PI was approved for use in Canada in February 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe. Talecris launched Prolastin-C A1PI in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. Talecris launched Prolastin-C A1PI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010. Prolastin-C A1PI has improved yields and higher concentration. As a result, infusion time for patients will be significantly reduced.

•	Vertically Integrated Global Platform. Talecris has an integrated platform including plasma collection and procurement, fractionation, and finished product manufacturing.

•	TPR Plasma Platform. Until 2006, Talecris purchased all of its plasma, which is Talecris’ primary raw material, from third parties. Since then, Talecris has successfully designed and executed its vertical plasma supply integration strategy and, as of November 1, 2010, Talecris operated 69 plasma collection centers (67 FDA licensed, two unlicensed) with approximately 2,400 employees. Over the past four years, Talecris has aggressively expanded its plasma supply through these collection centers under its wholly-owned subsidiary, Talecris Plasma Resources, Inc., which is referred to as TPR. These centers collectively represent substantially all of Talecris’ currently planned collection center network for the next three years. Talecris expects that this network, once it matures, will provide in excess of 90% of Talecris’ current plasma requirements. Additionally, in August 2008, Talecris entered into a five-year plasma supply agreement with CSL Plasma Inc., which has declining annual minimum volume commitments with the ability to request higher volumes annually, and provides flexibility as Talecris increases internal production. Talecris has notified CSL Plasma Inc. that it will not elect to take optional volumes under the contract in 2011. To meet its plasma requirements, Talecris may increase donor fees, increase marketing expenses, and expand plasma center hours of operations, among other initiatives, which may result in an increase to its cost per liter of plasma.

•	Integrated Facilities. Talecris’ Clayton, North Carolina site is one of the world’s largest integrated protein manufacturing sites, including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. Together with its facility in Melville, New York, Talecris has a combined fractionation capacity of approximately 4.2 million liters of plasma per year. Talecris processed approximately 3.6 million liters of plasma during 2009, which represented a utilization rate of approximately 85% of its fractionation capacity. From 1995 through September 30, 2010, Talecris’ facilities at Clayton have benefited from roughly $699 million of capital investment, including compliance enhancements, general site infrastructure upgrades, capacity expansions, and new facilities, such as its chromatographic purification facilities and its high-capacity sterile filling facility. Talecris has embarked on a capital spending plan which it currently estimates will be in the range of $800 million to $850 million on a cumulative basis from 2010 through 2014, which includes the expansion of Talecris’ fractionation capacity 43% to 6.0 million liters in order to allow it to keep pace with the expected demand growth for plasma-derived products and to provide a balance with its Gamunex purification capacities.

•	Leader and Innovator in the Global Plasma Products Industry. According to MRB, Talecris is one of the largest producers and marketers of plasma-derived protein therapies in the world. Talecris has a successful history of product innovation and commercialization, and it possesses specific expertise and core competencies in the development, purification, large-scale manufacture and sale of protein therapeutics. Talecris’ longstanding infrastructure, processes and expertise have enabled it to develop a growing stable of marketed products and also to create a robust pipeline of potential new products.

•	Process and Product Innovation. Talecris is the developer of the first ready-to-use 10% liquid IVIG product in North America and the first A1PI product in the world. Talecris has applied new developments in protein purification, including caprylate and chromatography technologies, and is now producing and selling a third-generation IVIG product. Talecris’ next generation A1PI product, Prolastin-C A1PI, was recently approved by the FDA and Health Canada. Talecris launched Prolastin-C A1PI in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. Talecris launched Prolastin-C A1PI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe.

•	R&D Pipeline. Talecris’ current research and development consists of a range of programs that aim to develop new products, obtain new therapeutic indications for existing products, enhance product delivery, improve concentrations and safety, and increase product yields. Talecris is investigating Direct Acting Thrombolytic (“DAT”) Plasmin to assess its safety and efficacy in the treatment of aPAO, a condition in which arterial blood flow to the extremities, usually the legs, is blocked by a clot. Talecris completed its Phase I clinical trial in the first quarter of 2010 and initiated a Phase II clinical trial in several countries outside the United States in the last quarter of 2010. Talecris has received approval to proceed with a proof of concept trial for plasma-derived Plasmin to treat ischemic stroke in six countries outside of the United States and has initiated the trial.

•	Favorable Distribution Arrangements. Talecris enjoys favorable distribution arrangements, particularly in North America for its IVIG products. Talecris’ size, history and reputation in the industry have enabled it to establish direct and indirect channels for the distribution of its products, and have provided it with experience in appropriately addressing its key regulators, doctors, patient advocacy groups and plasma protein policy makers.

•	In the United States, Talecris has three specialty sales teams (Immunology/Neurology, Pulmonary and Hematology/Specialty) that have a combination of extensive commercial and healthcare-related experience calling on a variety of touch points including physicians, pharmacists, and homecare companies. Talecris’ specialty sales teams educate physicians and other healthcare providers on the benefits of its plasma-derived therapies. Talecris’ Immunology/Neurology team focuses on promoting Gamunex as the only IVIG product approved for a neurological indication in the United States. Talecris’ Pulmonary team focuses on the identification of A1PI patients and driving brand choice for Prolastin-C A1PI. Talecris’ Hematology/Specialty team promotes Koate, Thrombate III, and Talecris’ portfolio of hyperimmune products.

•	Talecris is the primary supplier of plasma-derived products to the Canadian blood system under its contracts with the two national Canadian blood system operators, Canadian Blood Services and Hema Quebec. Talecris was awarded five year contracts which became effective April 1, 2008. These five year contracts provide for escalated pricing, based on inflation, for contract fractionation services and commercial products, including Gamunex, Plasbumin, and certain hyperimmune products, effective April 1 of each year throughout the terms of the agreements. Under these contracts, Talecris currently fractionates 70% of Canadian plasma and Talecris expects to supply the majority of the Canadian requirements for IVIG during the terms of the contracts. The contracts may be extended for two one-year terms upon agreement of the parties. The total purchase commitment by Canadian Blood Services and Hema Quebec under these contracts was approximately $139 million and $71 million, respectively, in 2009 and will be $122 million and $62 million, respectively, in 2010, subject to annual volume and price adjustments. Talecris has experienced, and expects to continue to experience, annual volume declines in Canada due to Canadian Blood Services’ objective to have multiple sources of supply, which has impacted and will continue to impact Talecris’ overall IVIG growth. Canadian Blood Services may further reduce volumes to contract minimums and Hema Quebec may adopt a similar strategy. Talecris transports plasma from Canadian Blood Services and Hema Quebec collection centers to its manufacturing facility in Clayton, North Carolina for fractionation, and returns the finished product, along with commercial product, for sale to Canadian Blood Services and Hema Quebec. The contracts are terminable upon the occurrence of certain events, including a third party obtaining Canadian regulatory approval to introduce a significantly superior product or fractionation service. These five-year contracts are currently the largest government contracts for IVIG units globally.

•	Talecris has consolidated its distribution network and simultaneously entered into agreements with major hospital group purchasing organizations, which are referred to as GPOs, home care and specialty pharmacy providers and distributors which Talecris believes grant it favorable volume and payment terms. Talecris has contractual commitments from its customers for a majority of its North American IVIG volume over the next three years. Talecris has made appropriate commitments to the Public Health Service and Federal Supply Schedule programs as part of its distribution system. Talecris recently entered a co-promotion agreement with Novartis for HyperRab, its hyperimmune product for rabies.

•	Experienced, Proven Management Team. Talecris’ business is led by an experienced management team, with its executive officers possessing an average of nearly 11 years of experience in the plasma/protein therapeutics business and an average of over 15 years of experience in healthcare-related businesses. Talecris has the complex technical knowledge required in the protein therapeutic products industry, proven competency in commercializing protein therapeutic products and the expertise to manage an operationally complex business efficiently.

Business Strategy

Talecris’ goal is to be the recognized global leader in developing and delivering premium protein therapies to extend and enhance the lives of individuals suffering from chronic, acute and life-threatening conditions. The key elements of its strategy for achieving this goal are as follows:

•	Achieve Cost Efficiencies in Talecris’ Plasma Collection Platform. In 2006, Talecris made the strategic decision to vertically integrate its plasma supply chain in order to enhance the predictability, sustainability and profitability of its plasma supply. Talecris’ rapid vertical integration of its plasma supply was accomplished through the development of an extensive infrastructure to manage the multiple work streams necessary to accomplish the development of its current plasma collection platform. The infrastructure necessary to integrate the centers it acquired from International BioResources, L.L.C. and affiliated entities (IBR) in November 2006 and to open new centers which formed its current 69 center platform included third party consultants as well as additional management. Talecris believes that it generally takes three to four years to mature a plasma center. Talecris has eliminated the third party consultants used to develop the platform and reduced the management necessary to drive the platform development resulting in a significant reduction in cost. Talecris’ historical comparisons illustrate the substantial reduction in both the collection cost per liter and the amount of the excess period costs charged directly to cost of goods sold as a result of the maturation of its plasma collection center platform. Decreasing collection costs and the reduction of excess period costs, combined with leveraging its manufacturing facilities as a result of higher volumes, have contributed to improving Talecris’ gross margins. Talecris believes that it has substantially eliminated unabsorbed infrastructure and start-up costs. Consequently, future margin improvements will need to be derived from increases in product pricing and volumes, product mix, improvements in the cost per liter of plasma, manufacturing efficiencies, yield improvements or some combination thereof. Talecris believes that the current environment does not favor near-term price increases and it has limited opportunities to enhance product mix. Talecris has recently experienced and expects to continue to experience higher cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as it increases Gamunex production, and non-capitalizable costs associated with its capital projects, particularly the construction of its new fractionation facility.

•	Improve Operating Leverage through Increased Recovery of Plasma Proteins. Talecris seeks to improve its profitability by capitalizing on the operating leverage in its business model. A significant portion of its cost structure, other than raw materials, is relatively fixed and therefore incremental volume contributes significant additional profit. Talecris’ capital expenditure plan is designed, in part, to facilitate the production of an increasing volume of existing and new products from each liter of plasma. Talecris currently has purification capacity constraints related to the production of albumin and Koate, its plasma-derived Factor VIII product. Talecris also expects to be less efficient in the utilization of each incremental liter of plasma fractionated as it increases Gamunex production, which will result in gross margin erosion. Additionally, Talecris anticipates that it will reach its fractionation capacity in the near future. Consequently, Talecris has embarked on a capital spending plan which it currently estimates will be in the range of $800 million to $850 million on a cumulative basis over the five year period beginning in 2010. Key elements of this plan include a new fractionation facility which Talecris currently estimates to cost $340 million plus an additional $40 million in capitalized interest, to expand Talecris’ fractionation capacity from 4.2 million liters to 6.0 million liters. This 43% capacity expansion will allow Talecris to keep pace with expected demand growth for plasma-derived products and will provide a balance with Talecris’ Gamunex purification capacity. Talecris also plans to expand albumin and Koate purification capacities and to construct a new facility for Plasmin. Talecris’ estimated cost related to the construction of its new purification facility for Plasmin is $120 million with additional expenditures planned for Koate modernization and albumin purification expansion. Talecris is targeting 2015 for commercial production from its new fractionation facility, with additional albumin and Koate purification capacities available in the next five to six years. This capacity expansion will allow Talecris to improve the utilization of the proteins in each liter of plasma which should result in additional gross margin improvement opportunities once completed.

•	Enhance Growth through New Plasma-Derived and Recombinant Proteins. Talecris continues to pursue growth through its internal development capabilities and in-licensing of new technologies and products. Increases in Talecris’ research and development spending will be driven by its emphasis on new plasma-derived molecules as well as the development of its recombinant capabilities in addition to its life cycle management activities, particularly as they relate to A1PI. Talecris believes that its plasma-derived and recombinant Plasmin therapies hold particular promise. Plasmin is a natural protein that dissolves blood clots for which Talecris is pursuing two versions. Talecris is developing a plasma-derived molecule, which recently completed a Phase I clinical trial for aPAO and a commercial process to produce a recombinant form to treat ischemic stroke. Additionally, Talecris is developing recombinant versions of Factor VIII and A1PI through the use of human cell lines. If successful, the development of these therapies could significantly improve Talecris’ revenue and profitability. In addition, Talecris’ external business development will focus on proteins where Talecris has synergies or core competencies in research, manufacturing and/or marketing.

•	Broaden Geographic Reach. During 2009, approximately 80% of Talecris’ net revenue was generated in North America, whereas North America represented only approximately 37% of global plasma product sales in 2008, according to MRB. For the nine months ended September 30, 2010, approximately 81% of Talecris’ net revenue was generated in North America. Although Talecris’ business is concentrated in North America, Talecris sees significant opportunities to broaden its geographic reach in Europe as well as the rest of the world. In terms of A1PI, there are a number of European countries with registries of identified A1PI patients whose healthcare systems currently do not provide for reimbursement for the use of A1PI therapy. Talecris hopes to obtain reimbursement for these patients as it engages with the respective governmental healthcare organizations, patient advocacy groups and supporting physicians and scientists. Talecris also believes that the approval for the CIDP indication in 16 European countries will facilitate Gamunex market expansion. Additionally, Talecris believes that the demand for plasma-derived therapies, particularly IVIG, Factor VIII and albumin are increasing internationally with improving socio-economic conditions and medical education regarding the benefits of plasma-derived therapies. Until Talecris’ facilities are expanded as described above, significant growth in Talecris’ international distribution will be limited and its focus will be on developing channels and relationships.

Executing the above elements of Talecris’ strategy should enable the profitable growth of Talecris’ business.

Products

The majority of Talecris’ sales are concentrated in the therapeutic areas of: Immunology/Neurology, primarily through Talecris’ IVIG product for the treatment of primary immune deficiency, CIDP, and Pulmonology, through Talecris’ alpha-1 proteinase inhibitor (“A1PI”) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by Talecris’ branded products, Gamunex brand IVIG (Gamunex, Gamunex IVIG), Prolastin brand A1PI (Prolastin, Prolastin A1PI, Prolastin-C A1PI). Talecris also has a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, hepatitis A and Rh factor control during pregnancy and at birth. In addition, Talecris provides plasma-derived therapies for critical care, including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Although Talecris sells its products worldwide, the majority of Talecris’ sales were concentrated in the United States and Canada for the periods presented. Talecris’ products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists, and hematologists. Talecris’ six largest product categories, their indications, and net revenues are included in the following table:

			Net Revenue
			(in millions)
			Nine Months
			Ended	Years Ended December 31,
Category and Key Products		Talecris’ Indications	September 30, 2010	2009	2008	2007

IVIG(1)	Gamunex IVIG	U.S., Canada, and EU-PI, ITP, CIDP. Canada and	$642.7	$826.4	$677.7	$646.8
		EU-Post Bone Marrow Transplant, Pediatric HIV Infection. EU only — Kawasaki Disease, Guillain Barre Syndrome, Chronic Lymphocytic Leukemia, Multiple Myeloma
A1PI	Prolastin-C A1PI/ Prolastin	A1PI deficiency-related emphysema	$258.1	$319.1	$316.5	$276.5
Fraction V (Albumin and PPF)(1)	Plasbumin-5 (Human) 5% USP Plasbumin-20 (Human) 25% USP Plasmanate Plasma Protein Fraction 5% USP	Plasma expanders, severe trauma, acute liver and kidney failures	$62.2	$84.8	$61.1	$68.8
Factor VIII	Koate DVI	Hemophilia A	$40.3	$46.5	$40.2	$33.7
Antithrombin III	Thrombate III	Hereditary antithrombin III deficiency	$21.3	$24.2	$21.3	$15.8
Hyperimmunes	GamaStan HyperHepB HyperRho HyperRab HyperTet	Hepatitis A, hepatitis B, Rabies, RH Sensitization, Tetanus	$58.6	$74.2	$78.2	$68.8

(1)	Excludes contract fractionation revenues from the Canadian blood system operators.

Talecris has a strong product portfolio with over ten licensed products focused on what it believes to be under-diagnosed, underdeveloped markets. The following is a discussion of Talecris’ key products or product classes:

IVIG — Gamunex

IVIG products are antibody-rich plasma therapies that have long been used in the treatment of immune related disorders such as primary immune deficiencies and some autoimmune disorders, such as CIDP. For many indications, IVIG is thought to act as an immune modulator; however, in most cases formal regulatory approvals have not been obtained. Talecris believes that the overall unit demand for IVIG is still significantly underdeveloped, due to under-diagnosis of conditions amenable to IVIG therapy, physician under-dosing for current indications and underutilization for many indications where it has demonstrated efficacy. Talecris believes demand for IVIG products will generally increase as a result of new EMA and FDA approved indications, physician education on diagnosis and treatment options and development of consensus guidelines (to ensure appropriate therapeutic use and optimal dosing).

In 2003, Talecris became the first producer to commercialize a high concentration 10% caprylate/chromatography purified liquid version of IVIG. The majority of competing IVIG products at the time and until recently were either lyophilized (freeze dried) powders that require time-consuming reconstitution or lower concentrated liquids, some of which contain high levels of sugars and salt that pose increased risk of adverse events particularly in patients with cardiovascular risk factors and/or renal insufficiency. Gamunex IVIG provides a combination of characteristics that are important to physicians, nurses and patients. It is a ready-to-use 10% liquid, which simplifies infusions by eliminating the need for time-consuming reconstitution processes necessary with lyophilized products. As an example of Talecris’ continued enhancement of product safety, the manufacturing process for Talecris’ IVIG therapy incorporates prion removal, which is described in the FDA-approved labeling for Gamunex. Talecris uses a patented caprylate purification process in the production of Gamunex IVIG, which results in higher yields of the fragile IgG proteins, compared to harsher purification processes. The caprylate process maintains the integrity of the IgG protein by allowing it to remain in solution during processing, maximizing biologic integrity and purity. Talecris believes it is this comprehensive set of features, together with Talecris’ history as the first producer of a ready-to-use liquid IVIG product in North America and Talecris’ reputation for quality and innovation, that has resulted in a high level of brand recognition among prescribing physicians and the patient community and has contributed to its holding a leading position in sales of IVIG since the mid-1990s, currently with Gamunex IVIG and previously with its predecessor, Gamimune IVIG. Gamunex has the most approved indications of any liquid IVIG currently marketed in the United States. Further, the FDA granted Gamunex IVIG orphan drug status, which provides marketing exclusivity for the CIDP indication in the United States until September 2015. According to an independent study by Harris Interactive, CIDP is the largest therapeutic use of IVIG volume, representing 29% of the total U.S. IVIG unit volume. Talecris believes Gamunex’s indication for CIDP doubles its market access for licensed indications to 61% of total U.S. IVIG unit volume in the United States. In an online survey conducted by Harris Interactive on Talecris’ behalf during the first quarter of 2010, Gamunex was shown to be the preferred IVIG among neurologists who indicated a brand preference. The survey results showed that neurologists selected Gamunex over four times more often than all other available liquid IVIG therapies, with a statistically significant margin (p<0.05). In 2009, Talecris submitted an sBLA with the FDA and an sNDS with Health Canada for subcutaneous route of administration for Gamunex IVIG for the treatment of PI. In May 2010, the subcutaneous route of administration for Gamunex IVIG for treatment of PI was approved in Canada. In October 2010, the FDA approved Gamunex-C for the subcutaneous route of administration for the PI indication.

The approved indications for Gamunex IVIG in the United States, Canada and 17 countries in the European Union are Primary Humoral Immunodeficiency (“PI”) and Idiopathic Thrombocytopenic Purpura (“ITP”). Chronic Inflammatory Demyelinating Polyneuropathy (“CIDP”) is also an approved indication for Gamunex IVIG in the United States, Canada and 16 European countries. Gamunex IVIG is also approved in the European Union and Canada for post bone marrow transplant and pediatric HIV infection. Gamunex IVIG is also approved in the European Union for Kawasaki Disease, Guillain Barre Syndrome, Chronic Lymphocytic Leukemia and Multiple Myeloma.

On November 14, 2008, Talecris Biotherapeutics GmbH, Talecris’ German subsidiary, filed a type II variation to support the inclusion of the neurological indication CIDP for Gamunex 10% (tradename in Greece: Gaminex 10%). The type II variation procedure for the inclusion of CIDP was performed within a European Mutual Recognition Procedure, with the European Member State Germany as Reference Member State and the Paul-Ehrlich Institute as Reference Competent Authority. The procedure included the following European Member States as Concerned Member States: Austria, Belgium, Cyprus, Czech Republic, Denmark, Finland, Greece, Hungary, Ireland, Luxembourg, Poland, Portugal, Sweden, Netherlands and the United Kingdom.

On June 12, 2009, the Paul-Ehrlich Institute approved the inclusion of CIDP as a new indication for Gamunex/Gaminex 10% for Germany. According to European Union regulations this approval has been mutually agreed upon by all of the Concerned Member States in this variation-procedure. As a result, Talecris now has the approval to promote the CIDP indication in 16 European countries. The approval of CIDP is a key step in Talecris’ plan to launch Gamunex in selected countries over the next several years and grow its overall European business significantly.

In 2009, Talecris experienced a significant increase in demand for Gamunex, driven primarily by supply availability, growth in its GPO and Specialty Pharmacy/Homecare segments in the United States, and geographic expansion. As a result of the success of Talecris’ plasma collection platform, as well as Talecris’ plasma supply contract with CSL, Talecris began to alleviate its plasma supply constraints in the second half of 2008, bringing significant additional IVIG volumes to the market, to meet the pent-up demand for Gamunex. Talecris believes that this pent-up demand has largely been satisfied, and consequently, Talecris would not expect to experience the same high level of accelerated IVIG volume growth that Talecris experienced in second half of 2008 and full year 2009, which will affect its comparative growth in sales and margins in future periods. Talecris expects that its volume growth rate will moderate substantially and effectively grow with the market (excluding Canada).

A1PI — Prolastin/Prolastin-C

A1PI is a naturally occurring, self-defensive protein produced in the liver. A1PI is used to treat congenital A1PI deficiency-related emphysema. This deficiency may predispose an individual to several illnesses but most commonly appears as emphysema in adults. U.S. sales of A1PI have experienced a compound annual growth rate of 15% between 1996 and 2009. Talecris’ Prolastin A1PI product represented 74% of worldwide A1PI sales in 2008 and 62% of U.S. A1PI sales in 2009 according to MRB.

Prolastin A1PI/Prolastin-C A1PI has the leading share of sales in the United States, and 87% share of sales in the European Union in 2008 according to MRB. From 1987 when Talecris’ A1PI product, Prolastin A1PI, was granted orphan drug status, until 2003, when competitors began selling in the United States, Prolastin had 100% share of A1PI sales in the United States; Prolastin had a 62% share of U.S. sales in 2009 according to MRB. As a result of Talecris’ first-mover advantage, pricing, brand strength and direct-to-patient distribution model, Talecris has lost very few of its patients to competitors, which rely on identification of new patients to establish their market share. Talecris consistently experiences patient losses due to the nature of the disease. Globally, Talecris continues to focus on access to new markets and patient identification efforts, including distribution of diagnostic kits as a way to increase sales of A1PI, and are seeking reimbursement in several European countries.

Talecris believes that there are approximately 11,000 individuals currently identified with A1PI deficiency in North America and Europe with 5,500 of those individuals currently undergoing A1PI treatment, based on internal estimates. There are an estimated 200,000 individuals with A1PI deficiency at high risk for development of emphysema in North America and Europe. Many individuals with symptoms are misdiagnosed before receiving a diagnosis of A1PI deficiency-related emphysema. Based on patient registries in many European countries, Talecris believes that severe A1PI deficiency is also prevalent in Europe, and that European patients may represent approximately 30% of potential global sales.

Epidemiological surveys have demonstrated that there is significant latent demand for A1PI, as only approximately 10% of all patients in need of treatment have been identified (source: Alpha-1-antitrypsin deficiency. High prevalence in the St. Louis area determined by direct population screening. Silverman EK, et al. Am. Rev. Respir. Dis. 1989; 140:961-966). Even fewer patients are being treated using an A1PI product, due to the limited number of countries with licensed product. This represents two distinct opportunities for market expansion: improved disease awareness leading to increased patient identification, and gaining licenses in new markets where there has not been access to A1PI.

Talecris believes Prolastin-C A1PI is differentiated in the United States by its unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts and patient-centered health management. Prolastin Direct health management provides better patient outcomes by reducing the frequency of respiratory exacerbations. Furthermore, Prolastin Direct results in high medication compliance, with over 94% of prescribed doses being administered annually and high patient loyalty, with an annual retention rate of over 96%. Unlike its competitors, Talecris’ Prolastin A1PI products are primarily shipped in the United States directly to the patient through Centric Health Resources (“Centric”), a specialized pharmacy. Talecris owns 30% of Centric’s common stock as of September 30, 2010.

Talecris believes it is well suited to maintain a leading sales position in, and further increase growth of, A1PI due to a number of factors, including the following:

•	Talecris has a well-established and respected brand — Prolastin/Prolastin-C A1PI — supported by direct-to-patient service systems in the United States.

•	In 2006, Talecris completed a Mutual Recognition Procedure to sell product in European countries with significant identified patient populations. Prolastin is approved in 15 European countries and Talecris is currently established in six of these markets. Talecris has been in reimbursement discussions with a number of these countries since late 2007 and these discussions must be concluded before Talecris can expect to significantly increase sales in these countries. Competitors are currently only licensed in the United States, Spain and France.

•	Talecris has strong physician and patient community relationships, developed over 20 years.

•	Talecris continues to devote resources to increase disease awareness and support diagnostic testing to increase the identified patient population.

•	Talecris launched Prolastin-C A1PI, its next generation A1PI product, in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. Talecris launched Prolastin-C A1PI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010.

•	Prolastin-C A1PI has improved yields, higher concentration, and significantly reduced infusion time.

Hyperimmunes

Hyperimmunes are antibody-rich preparations, the majority of which are used to provide antibodies to counter specific antigens. Other products, collectively referred to as hyperimmune globulins, are made from human plasma collected from donors with immunity to specific diseases. Talecris has one of the broadest lines of FDA-approved hyperimmunes for hepatitis A, hepatitis B, rabies, tetanus and treatment of Rh-negative women pregnant with Rh-positive children.

In 2008, sales of hyperimmunes worldwide were $890.3 million and comprised 7.5% of global plasma products. In the United States, hyperimmune sales totaled $292.5 million in 2009. Talecris had a 20% share of U.S. sales in 2009 and Talecris had the largest share of sales in the United States for HyperRab and HyperTet in 2008 and 2009.

Albumin and PPF

Albumin is the most abundant protein in human plasma. It is a protein synthesized by the liver and performs multiple functions, including the transport of many small molecules in the blood and the binding of toxins and heavy metals, which prevents damage they might otherwise cause. Recent studies have indicated the therapeutic benefit of albumin in some surgical settings compared to alternatives such as starch solutions, which has helped increase demand for albumin recently after a period of declining demand and depressed prices.

Plasma Protein Factor (Human) (“PPF”) has similar therapeutic uses as albumin and both are derived from plasma Fraction V. Talecris is licensed to produce and market albumin and PPF under the brand names Plasbumin and Plasmanate.

Some uses for albumin are:

•	Emergency treatment of Hypovolemic Shock

•	Burn therapy

•	Hypoproteinemia with or without edema

•	Adult Respiratory Distress Syndrome (“ARDS”)

•	Cardiopulmonary bypass

•	Acute Liver Failure

•	Neonatal Hemolytic Disease

•	Acute Nephrosis

•	Eythrocyte Resuspension

•	Renal Dialysis

During 2008, Talecris’ albumin sales were negatively impacted by a change in production mix to contracted PPF powder from albumin as a result of the 2007 settlement of a customer dispute, which resulted in lower quantities of albumin and finished PPF product available for sale during 2008. Demand for Talecris’ albumin products exceeds its supply. Talecris is expanding production capacity to closer meet demand. This is consistent with Talecris’ overall strategy to sell more products from each liter of plasma leading to margin expansion opportunities.

Plasma-Derived Hematology Products

Plasma-derived hematology products are used to treat patients who either lack one of the necessary factors for blood clotting or suffer from conditions in which clotting occurs abnormally. There are 13 blood coagulation factors found in human blood.

•	Talecris produces plasma-derived Factor VIII. Factor VIII is the primary treatment for Hemophilia A, a congenital bleeding disorder caused by a deficiency of coagulation agents in the blood. Koate DVI had a 6% share of sales in the United States in 2009 and 5% worldwide in 2008 according to MRB. Sales of plasma-derived hemostasis products in 2009 were $477.9 million in the United States. In 2008 sales were $2.5 billion worldwide (includes plasma-derived Factor VIII, FIX, ATIII, von Willebrands, and FVII). Plasma-derived Factor VIII faces significant competition from recombinant products that are not derived from plasma in the United States and the European Union. Growth in the demand for plasma-derived Factor VIII is being driven by increased patient identification and treatment in developing countries. The current per capita Factor VIII utilization is significantly higher in the United States and the European Union than in developing countries. Plasma-derived Factor VIII has lost sales to recombinant products, which have generally been perceived to have lower risk of disease transmission than plasma-derived Factor VIII products. Demand for Koate also exceeds Talecris’ supply. Talecris is expanding production capabilities in a phased approach to help meet demand. Increased supply enables Talecris to sell more product per liter of plasma, helping to drive its margin expansion strategy.

•	ATIII is an important anticoagulant and ATIII therapies are designed to treat and prevent thromboemboli, or spontaneous clotting within vital organs, in patients with congenital ATIII deficiency during high-risk surgery, trauma, pregnancy or childbirth. A transgenic ATIII product produced in the milk of transgenic goats by GTC Biotherapeutics, Inc. and marketed in the United States by Lundbeck Inc. (until the end of 2010) was launched in May of 2009. Talecris’ ATIII product represented 92% of sales in the United States in 2009 and 6% of worldwide sales in 2008 according to MRB. Talecris’ Thrombate III product was produced for Talecris by Bayer pursuant to a manufacturing agreement. Talecris is currently validating a new production facility at its Clayton, North Carolina site with regulatory approval expected in 2012. Talecris believes that it has a sufficient inventory of intermediates and finished product to meet demand until the new facility is approved. The new facility will increase Talecris’ capacity and will allow Talecris to increase supply.

PPF-powder Intermediate Products

Separately from Talecris’ sales of PPF packaged for final use, Talecris provides PPF powder to Bayer as an intermediate product for the fermentation of Kogenate, Bayer’s recombinant Factor VIII product that Bayer retained at the time of Talecris’ formation transaction. Recombinant Factor VIII is a Factor VIII product produced by fermentation of cells transfected with human genes. Talecris will continue to provide PPF powder to the Bayer Kogenate business through 2012 pursuant to a supply agreement with potential extensions at Bayer’s option to 2015. PPF powder sales during 2008 were positively impacted by a change in production mix to PPF powder from albumin and finished PPF product as a result of the settlement of a customer dispute.

Manufacturing and Raw Materials

Talecris’ Clayton, North Carolina manufacturing site is one of the world’s largest fully integrated facilities for plasma-derived therapies. The site includes plasma receiving, fractionation, purification, filling/freeze-drying and packaging capabilities as well as freezer storage, testing laboratories and a cGMP pilot plant for clinical supply manufacture. In addition, Talecris has a manufacturing facility in Melville, New York that provides additional fractionation capacity as well as capabilities for other contract manufacturing services. In addition to the on-site freezer storage, Talecris also utilizes a leased facility that allows for expanded inventory storage capacity.

Talecris’ manufacturing facilities currently have the capacity to fractionate approximately 4.2 million liters of human plasma per year. Talecris processed approximately 3.6 million liters of plasma in 2009, which represents a utilization rate of approximately 85% of its fractionation capacity. The majority of the capacity is used for internal production requirements with a small amount utilized for contract fractionation, mainly for the Canadian blood system operators. Talecris anticipates that it will reach its fractionation capacity in the near term depending upon the demand for its products, the availability of source plasma and the impact of variability in yield, among other factors. Talecris plans to utilize available fractionation capacity in the near term, which will result in increased inventory levels, in order to maintain pace with projected growth in product demand. To allow full fractionation capacity utilization of 4.2 million liters, harvest of albumin paste will be capped at 2.3 million liters. For future capacity expansion, a new fractionation facility is planned for 6.0 million liters of cryoprecipitate (Factor VIII) and II+III paste (IVIG) and 4.0 million liters for IV-I paste (Alpha-1). Fraction V paste (albumin) will continue to be fractionated in Talecris’ existing facility in the mid-term at a capacity of 4.0 million liters. Purification capacities vary by fraction while filling and finishing capacities depend on fraction and vial size mix.

Talecris Plasma Resources

Plasma is the key raw material used in the production of plasma-derived products, representing greater than 50% of Talecris’ cost of goods sold. Human plasma can be secured through internal or external sources. Until 2006, Talecris purchased all of its plasma from third parties. Since then, Talecris has successfully designed and executed its vertical plasma supply integration strategy, and as of November 1, 2010, Talecris operated 69 plasma collection centers (67 FDA licensed, two unlicensed) with approximately 2,400 employees. Over the past four years, Talecris has aggressively expanded its plasma supply through these collection centers under its wholly-owned subsidiary, Talecris Plasma Resources, Inc. which is referred to as TPR. These centers collectively represent substantially all of Talecris’ currently planned collection center network for the next three years. Talecris expects this network, once it matures, will provide in excess of 90% of Talecris’ current plasma requirements. Talecris’ licensed centers collected approximately 69% of Talecris’ plasma during the nine months ended September 30, 2010.

The rapid vertical integration of Talecris’ plasma supply was accomplished through the development of an extensive infrastructure necessary to manage the multiple work streams to open and obtain FDA licenses at Talecris’ centers, as well as the ramp-up of their production. Talecris devoted significant resources on the initial build-out of its plasma collection center platform, which included consulting arrangements with third parties and the hiring of additional corporate management. Talecris experienced some operational issues with the rapid expansion of its platform, which required additional resources to address issues with maintaining quality operations in accordance with its standard operating procedures. Talecris has addressed the operational issues that resulted from the maturation of its plasma collection center platform, which has resulted in the termination of the third-party consultants and rationalization of its TPR corporate infrastructure.

Prior to the execution of its vertical integration strategy, Talecris relied exclusively on third parties for all of its plasma, a significant portion of which was provided to Talecris through plasma collection centers owned or controlled by Talecris’ competitors. Through the successful execution of its strategy, Talecris has been able to reduce its reliance on third-party suppliers, enhance its flexibility in procuring plasma, increase its operating efficiencies and improve Talecris’ gross margin and profitability by reducing levels of under-absorbed TPR infrastructure and start-up costs as a result of the maturation of Talecris’ TPR plasma center platform.

Talecris intends to continue to purchase some plasma from third parties through plasma supply contracts. On August 12, 2008, Talecris signed a five-year plasma supply agreement with CSL Plasma Inc., a subsidiary of CSL Limited, a major competitor. This agreement provides Talecris with minimum annual purchase commitments that decline from 550,000 liters in 2010 to 200,000 liters in 2013, the final year of the agreement. Talecris has the ability to obtain additional volumes above the minimum purchase commitments under the terms of the agreement. Talecris has notified CSL Plasma Inc. that Talecris will not elect to take optional volumes under the contract in 2011. In addition to the contract with CSL Plasma Inc., Talecris has several other contracts to purchase minimum quantities of plasma with various third parties.

Talecris plans to source its plasma supply through the continued growth of its plasma collection center platform and through its plasma supply contracts with third parties. In addition to the procurement of plasma on occasion, Talecris has also purchased intermediate materials needed for the production of specific fractions. These materials are purchased from fractionators that have either excess capacity or do not have the processes to manufacture the final product.

Talecris will need to significantly increase plasma collections generated from TPR in the near term to offset the expected decrease in plasma supplied by third parties and planned increases in its fractionation to meet anticipated demand. To meet its plasma requirements, Talecris may increase donor fees, increase marketing expenses, and expand plasma center hours of operations, among other initiatives, which may limit Talecris’ ability to reduce its cost per liter of plasma.

Pathogen Safety

Assuring the pathogen safety of Talecris’ products is a priority for Talecris. There are a number of steps used to help ensure the pathogen safety of the source plasma Talecris uses and the products Talecris produces. The initial step is the application of donor qualification procedures by Talecris’ plasma suppliers. Talecris also tests donated plasma for serum antibodies. The purpose of serological testing is to detect serum antibodies and other biological markers that appear specifically in association with certain diseases. Serological testing is provided under contract by qualified laboratories according to Talecris’ specifications.

Prior to delivery of the source plasma from Talecris’ suppliers to Talecris’ manufacturing plant, Talecris internally performs nucleic acid amplification testing, which is referred to as NAT, for various viruses, including HBV, HCV, HIV, HAV and B-19. Talecris’ ability to perform NAT testing internally provides it with a strategic advantage over competitors who do not have such facilities and must contract with a third party, the National Genetics Institute. Talecris performs these tests in a 76,000-square-foot testing facility, located in Raleigh, North Carolina. The facility is leased through September 2017, with an option to purchase until September 1, 2011. The laboratory tested over 4.7 million samples in 2009 and is operated by approximately 100 operations and quality employees.

Once a unit of plasma passes strict donor qualification procedures, the initial round of serological testing and NAT, the unit is held for a period of time to monitor for pathogen development in subsequent donations. Following the inventory hold period, acceptable units are combined into fractionation pools and a second round of selected serological testing and NAT is performed on the fractionation pool. As purification of the target proteins occurs, viral particles and prions can be removed as a result of the fractionation and downstream processes. In addition, all products undergo specific virus inactivation steps in the manufacturing process that are distinct to the particular product being produced. Extensive laboratory studies are conducted to validate the capacity of the manufacturing processes to remove or inactivate pathogens. The results of these studies undergo rigorous evaluation by Talecris’ pathogen safety experts and government regulatory agencies. Talecris’ safety efforts include use of a zoning concept in its manufacturing facilities to tightly control air, material and personnel flow throughout production. Furthermore, Talecris has received certification from the industry’s trade association, the Plasma Protein Therapeutics Association, as a result of its voluntary adoption of safety standards beyond those required by government regulators.

Research and Development

As a result of its past and ongoing investment in research and development, Talecris believes that it is positioned to continue as a leader in the plasma-derived therapies industry. Innovation by research and development operations is critical to Talecris’ future growth and ability to remain competitive in its industry. Talecris has a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. As of September 30, 2010, Talecris had 307 scientists and support staff engaged in research and development activities. Talecris focuses its research and development efforts in three key areas: continued enhancement of its process technologies (including pathogen safety), life cycle management for its existing products (including new indications) and development of new products. To the extent Talecris wishes to add new products to its research and development pipeline, Talecris anticipates making opportunistic business acquisitions or partnering with other companies with projects that fit its expertise. Talecris’ research and development expenditures amounted to $50.8 million for the nine months ended September 30, 2010 and $71.2 million, $66.0 million and $61.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The following table includes information regarding the clinical development stage of various product candidates currently in Talecris’ development pipeline:

Product Candidate	Therapeutic Area	Product Type	Use	Development Phase

Plasmin	Thrombolytic	Plasma-derived Plasmin	aPAO	Phase I completed
Plasmin	Thrombolytic	Plasma-derived Plasmin	Acute Ischemic Stroke	Proof-of-Concept Clinical Trial
recPlasmin	Thrombolytic	Recombinant Plasmin	Acute Ischemic Stroke	Preclinical
Prolastin-C A1PI	Respiratory	IVA1PI	A1PI deficiency	Phase IV Commitment
Recombinant FVIII	Coagulation	Intravenous	Hemophilia A	Preclinical
Recombinant A1PI	Respiratory	Intravenous and/or Aerosolized	A1PI deficiency, COPD, Cystic Fibrosis	Preclinical

The content of Talecris’ development portfolio will change over time as new plasma products progress from pre-clinical to development to market, and as Talecris discontinues testing of product candidates that do not prove to be promising or feasible to develop. Due to the uncertainties and difficulties of the development process, it is not unusual for protein therapeutics, especially those in the early stages of investigation, to be terminated or delayed as they progress through development.

Talecris cannot assure you that, other than Prolastin-C A1PI, of the products listed above will eventually be approved and marketed. The fact that a product candidate is at a late stage of development does not necessarily mean that clinical testing will ultimately succeed or the product will eventually pass that phase and be approved for marketing. Talecris may at any time discontinue the development of any of these products due to the occurrence of an unexpected side effect or for any other reason.

While its current protein products are derived from human plasma, Talecris expects that recombinant technologies will be a major source of new protein therapies commercialized in the future. Talecris has initiated recombinant protein development programs for Plasmin, Factor VIII and A1PI. Recombinant or recPlasmin is a patentable form of Plasmin that retains key properties of Plasmin that make it a candidate for development as a therapy for ischemic stroke. Talecris has filed composition of matter patents covering recPlasmin. Talecris is conducting pre-clinical development of recombinant Factor VIII and A1PI utilizing advanced protein-production technology licensed from Crucell N.V.

Gamunex IVIG (TAL-05-0002)

Talecris has developed a subcutaneous route of administration option for Gamunex 10% IVIG to meet a growing demand for subcutaneous self-administration of immunoglobulin for PI patients. In October 2010, the FDA approved Gamunex-C for the subcutaneous route of administration for the PI indication. Talecris’ received approval from Health Canada to launch Gamunex for subcutaneous administration in Canada, giving Gamunex the broadest set of indications of any approved subcutaneous product in Canada. Talecris launched subcutaneous administration in Canada in the fourth quarter of 2010.

Plasmin (TAL-05-00013)

Plasmin, a thrombolytic agent, is Talecris’ most innovative pipeline product. Plasmin is purified from human plasma in its inactive, zymogen form, plasminogen. Historically, attempts to use plasminogen in clinical settings have been impeded by the inability to provide sufficient quantities of Plasmin at the site of clotting before it autodegraded or because such attempts required potentially toxic additives. Talecris has avoided these difficulties by converting plasminogen to Plasmin, the active form of the enzyme, and stabilizing it by placing it in an acidified solution that allows Talecris to administer it directly into patients at appropriate doses and low toxicity to dissolve blood clots as determined by pre-clinical investigation. Plasmin is being produced for clinical trials at Talecris’ cGMP clinical manufacturing facilities in Clayton, North Carolina. Talecris’ use of Plasmin as a thrombolytic is protected by patents and patent applications including: method of use as a direct thrombolytic granted in the United States, European Union and Australia; formulation granted in Australia and allowed in the European Union and pending in the United States and Japan; and process patent in the European Union and Australia and pending in the United States.

Plasmin has an expected advantage over tissue plasminogen activator as it has a reduced likelihood of causing bleeding. As a natural human plasma enzyme, Plasmin plays a key role in maintaining hemostasis in human and animal physiology. Its main physiologic function is the dissolution of blood clots. Plasmin is inactivated in less than a second when it is present in the blood stream unless it is bound to a blood clot. To ensure that Plasmin remains active, it is delivered locally to a clot using a catheter. Once Plasmin is delivered to a clot, it binds and dissolves the clot. When the clot is dissolved and Plasmin is released into the blood stream, it is immediately inactivated by such release, preventing active Plasmin from circulating and causing bleeding at distal sites within the body. The balance between clot binding and systemic inhibition provides the basis for differentiation of Talecris’ Plasmin development product from any other thrombolytic agents, both licensed and those in development.

Plasmin’s formulation is designed for direct delivery into clots via state-of-the-art procedures (catheter-directed thrombolytic therapy) performed in catheterization laboratories of hospitals, rather than by the current method involving intravenous injection into the bloodstream. Studies have found that current treatment of blood clots involving intravenous injection of tissue plasminogen activator, which is referred to as tPA, may cause bleeding, including a 1% to 2% chance of causing a stroke due to intracranial hemorrhage, which often results in death or severe disability. Plasminogen activators continue to carry a significant risk of bleeding complications even when delivered through intravascular catheters. This concern regarding hemorrhage may limit the number of patients who receive tPA. In addition, this concern has caused physicians to use lower doses, which significantly prolong the length of treatment under conditions requiring urgent clot removal.

Potential applications of catheter-delivered thrombolytics include aPAO, DVT (“deep vein thrombosis”) and ischemic stroke. Basically, wherever a vessel or device is occluded by a blood clot and is accessible by catheter, the potential exists for directed thrombolytic therapy. Talecris has filed Investigational New Drug Applications (“IND”) for aPAO, DVT and HGO (“hemodialysis graft occlusion”). Talecris believes Plasmin may have other significant indications as well. Talecris is also evaluating the use of Plasmin for the treatment of clotting for stroke. Talecris has filed Clinical Trial Applications (“CTA”) for a proof of concept trial in ischemic stroke and has received approval to initiate a study in 6 countries outside of the United States.

Talecris filed an IND with the FDA in early 2003 and conducted a Phase I safety trial in hemodialysis patients who have clogged synthetic arterial-venous shunts. This study started in September 2003 and was completed in 2005. Plasmin was well-tolerated with no major bleeding events at all doses tested, and there was a dose-dependent response in clot lysis with greater than 75% clot lysis in five of five patients at the highest dose.

Based on the encouraging outcome of this initial trial, Talecris filed an IND in the United States and CTAs in various European Union and other non-U.S. countries to evaluate Plasmin in the treatment of aPAO. Talecris is now proceeding with a clinical trial for aPAO. In patients with aPAO, arterial blood flow to extremities, usually the legs, becomes blocked by a blood clot. Affecting approximately 100,000 people in the United States each year, this condition is most common in people with underlying narrowing of arteries and gradual restriction of blood flow over time resulting from peripheral arterial disease (“PAD”). Without prompt intervention, aPAO can result in significant complications such as permanent nerve and muscle damage, and in the most severe cases, even amputation or death.

There is an unmet medical need for a proven safe thrombolytic agent to treat aPAO. Current methods focus on pharmacologic, mechanical or surgical removal of the blood clot, or bypass grafting to direct flow around the area of the clot. However, no clot-busting drugs currently are approved for this indication by regulatory authorities, and those currently used (plasminogen activators) may require a prolonged infusion averaging 24 to 36 hours with an inherent risk of bleeding complications. Talecris has received an orphan drug designation in the United States for the development of Plasmin for aPAO, which provides incentives for qualified clinical testing expenses and, if approved, market exclusivity for seven years. Talecris is investigating DAT Plasmin to assess its safety and efficacy in the treatment of aPAO. Talecris completed its Phase I clinical trial in the first quarter of 2010 and initiated a Phase II clinical trial in several countries outside the United States in the last quarter of 2010. In Phase I and preclinical trials, Plasmin appears able to rapidly dissolve blood clots without an elevated risk of bleeding. Pd-Plasmin delivered by catheter has dissolved blood clots over 30 cm long in two hours.

Talecris also has an open IND for Plasmin in deep vein thrombosis but currently has no plans to pursue an indication.

Stroke constitutes a major worldwide health threat, and it is the third leading cause of death in the United States. Approximately 87% of strokes are ischemic, and it is estimated that 1 million to 1.5 million patients suffering from ischemic stroke are admitted into hospitals in the United States and Europe each year. Activase (tPA) is currently the only product approved for use in the treatment of ischemic stroke, and intravenous administration of tPA to treat stroke caused by blood clot is the standard of care. Although tPA has shown efficacy in this indication, there are three weaknesses of this product that reduce the populations of stroke patients eligible for this treatment. First, tPA is only indicated for use within three hours of the onset of stroke, and the average time of arrival in the Emergency Department is three to six hours from symptom onset. Second, treatment with tPA is associated with major bleeding. The most serious bleeding in stroke patients is symptomatic intracranial hemorrhage, which can be fatal or result in permanent disability, and is a known complication of tPA therapy of stroke. Third, there are a number of restrictions on the use of tPA based on the condition of the patient and the presence of other diseases. As a result of these limitations, 10-15% of stroke patients are eligible for treatment with current thrombolytic therapy and less than 5% actually receive thrombolytic therapy. Therefore, there is an urgent, unmet medical need for safe thrombolytic therapy for patients with acute stroke. The vast majority of stroke victims are essentially untreated. Talecris has received approval to proceed with a proof of concept trial for plasma-derived Plasmin to treat ischemic stroke in six countries outside the United States and has initiated the trial. Talecris’ strategy is to develop recombinant Plasmin for ischemic stroke.

Prolastin-C A1PI

Talecris completed pivotal clinical studies and submitted an sBLA with the FDA and an sNDS with Health Canada for the approval of Prolastin-C A1PI. Prolastin-C A1PI is a key product life cycle enhancement to Prolastin A1PI. Like Prolastin, Prolastin-C is intended to treat A1PI deficiency, an inherited disorder that causes a significant reduction in the naturally occurring protein A1PI. The modified production process of Prolastin-C A1PI will allow for increased yield and higher concentration versus Talecris’ current Prolastin A1PI product, effectively increasing Talecris’ capacity by 40%. The European Union regulatory authorities have indicated that a successful efficacy trial will be a prerequisite to applying for marketing authorization for Prolastin-C A1PI in the European Union. The sBLA has been approved by the FDA; and a post-approval clinical trial is required as a condition for approval. The sNDS has been approved by Health Canada. Talecris launched Prolastin-C A1PI in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. Talecris launched Prolastin-C A1PI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010.

Recombinant A1PI and Factor VIII

Talecris is exploring the potential for human-cell-line-based protein production technology to produce A1PI and Factor VIII with human modifications. Current recombinant forms of A1PI and Factor VIII are produced in animal cell lines and therefore lack key protein modifications characteristic of the human plasma version of the two proteins. Human protein modifications have the potential to make the human recombinant forms physiologically similar to their plasma-derived counterparts. The availability of recombinant A1PI may facilitate the application of A1PI therapy to other respiratory diseases such as COPD or cystic fibrosis (“CF”).

Technical Support of Manufacturing Operations

As part of the R&D function, staff members are allocated to support production of commercial products currently on the market. This support includes, but is not limited to, the following:

•	troubleshooting production issues, especially relating to plasma pooling and fractionation, downstream protein purification processes and filling and freeze-drying operations;

•	providing technical expertise for evaluation and implementation of improvements to existing licensed processes, including driving process changes for improved quality and throughput, and leading process evaluations to mitigate potential failure modes;

•	tracking and trending of production operational parameters to identify opportunities that can improve gross margins;

•	supporting transfer of production processes into the manufacturing setting, evaluating commercial opportunities for existing production intermediates, and implementing lifecycle management programs. Examples include implementation of latex-free stoppers; Koate reliability, capacity and yield improvements and the new fractionation facility; and

•	supporting throughput capability increases by evaluation of new vendor pastes and plasma sources, such as the Canadian blood system plasma collection method conversion, and evaluation of recovered plasma sources.

Talecris’ R&D activities also support improvements in manufacturing and testing processes that enhance yield and product quality. In addition to the above initiatives, Talecris is working to transfer production of Talecris’ Thrombate III product from Bayer, with whom Talecris had a supply agreement. Talecris is currently validating a new production facility at its Clayton site with regulatory approval expected in early 2012. Talecris believes that it has a sufficient inventory of intermediates and finished product to meet demand until the new facility is approved. The new facility will increase Talecris’ capacity and will allow it to increase supply.

Company History

Talecris’ heritage of patient care innovations in therapeutic proteins dates back to Cutter Laboratories, which began to produce plasma-derived products in the early 1940s, and its successor companies, including Miles Inc., Bayer Corporation and Bayer Healthcare LLC.

Talecris began operations as Talecris Biotherapeutics Holdings Corp. on April 1, 2005, upon the completion of its acquisition of substantially all of the assets and specified liabilities of Bayer’s worldwide plasma business (“Bayer Plasma”), an operating unit of the Biological Products division of Bayer Healthcare LLC, which is a wholly owned (indirect) subsidiary of Bayer AG (collectively or individually, “Bayer”), in a transaction which was effected by Talecris Holdings. As part of Talecris’ overall formation activities, Talecris also acquired 100% of the outstanding common stock of Precision Pharma Services, Inc. (“Precision”) on April 12, 2005 from Ampersand.

In order to improve the predictability, reliability, and sustainability of its plasma supply, Talecris pursued a strategy to substantially vertically integrate its plasma supply chain through the creation of TPR, enabling it to significantly reduce its reliance on third-party suppliers, enhancing its flexibility in procuring plasma, increasing its operating efficiencies, and as its plasma collection centers mature, improving its gross margin and profitability. Pursuant to this strategy, Talecris has acquired plasma collection centers from third parties, particularly IBR, and developed its own plasma collection centers. At November 1, 2010, Talecris’ plasma collection center network consisted of 69 operating plasma collection centers, of which 67 were FDA licensed.

On October 6, 2009, Talecris completed its initial public offering (“IPO”) of 56,000,000 shares of Talecris common stock at an offering price of $19.00 per share for an aggregate offering of $1.064 billion. Talecris received net proceeds of $519.7 million from the issuance of 28,947,368 new shares of common stock. These proceeds were used to repay principal under Talecris’ then existing First and Second Lien Term Loans. Talecris did not receive any proceeds from the selling stockholders’ sale of 27,052,632 shares of common stock in the offering.

On October 21, 2009, Talecris completed the issuance of $600.0 million of the 7.75% Notes at a price of 99.321% of par in a private placement to certain qualified institutional buyers. Talecris used the net proceeds to it of $583.9 million to repay principal and interest amounts of $499.6 million under its First and Second Lien Term Loans, which were subsequently terminated, $55.6 million to repay principal under its revolving credit facility, and $28.7 million to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, Talecris terminated the remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. On July 19, 2010, Talecris exchanged all of its then outstanding 7.75% Notes for similar 7.75% Notes that have been registered under the Securities Act. This exchange did not impact Talecris’ capitalization.

As of January 11, 2011, Talecris Holdings held approximately 49% of the outstanding Talecris common stock. Talecris Holdings is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings LLC.

Customers

FFF Enterprise Inc. and AmeriSource Bergen accounted for approximately 28% and 27% of Talecris’ net revenues for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. Similarly, Talecris’ accounts receivable balances have also been concentrated with a small number of customers. FFF Enterprise Inc. and AmeriSource Bergen accounted for approximately 26% and FFF Enterprise Inc. accounted for approximately 15% of Talecris’ accounts receivable, net, as of September 30, 2010 and December 31, 2009, respectively. Additionally, Talecris is the largest supplier of plasma-derived products to the Canadian blood system operators, Canadian Blood Services and Hema Quebec, and derive significant revenue and profits from these contracts. It is estimated that 64% (23% in-patient; 41% out-patient) of IVIG sold in the United States in 2008 was purchased by hospitals; physician offices represented about 19% of IVIG volume; and home healthcare companies and specialty pharmacies represented 17% of the IVIG volume. Talecris expects that sales of its products to a limited number of customers will continue to represent a substantial amount of its revenues for the foreseeable future. Talecris has experienced and expects to continue to experience, annual volume declines in Canada, due to Canadian Blood Services objective to have multiple sources of supply which has and will continue to impact Talecris’ overall IVIG growth. Canadian Blood Services may further reduce volumes to contract minimums and Hema Quebec may adopt a similar strategy. For a discussion of certain risks related to Talecris’ customer concentration, please see “Risk Factors — Risks Relating to the Business of Talecris — A substantial portion of Talecris’ revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on Talecris.”

The following table includes a geographic breakdown of Talecris’ net revenues:

	Years Ended December 31,
	(in thousands)			Nine Months
				Ended
	2009	2008	2007	September 30, 2010

United States	$1,011,468	$906,376	$817,276	$822,808
Canada	214,883	215,964	189,923	144,266
Europe	185,297	168,081	136,972	145,077
Other	121,561	83,871	74,338	78,637

Total net revenue	$1,533,209	$1,374,292	$1,218,509	$1,190,788

Talecris’ international business is subject, in various degrees, to a number of risks inherent in conducting business in other countries. These include, but are not limited to, currency exchange rate fluctuations, capital and exchange control regulations, expropriation and other restrictive government actions. Talecris’ international business is also subject to government-imposed constraints, including laws on pricing, reimbursement, and access to its products.

Talecris’ worldwide net revenue does not reflect a significant degree of seasonality. Talecris generally experiences a favorable revenue and gross margin benefit during the second and third quarters due to higher sales of its hyperimmune therapies for the treatment of exposure to rabies.

Contract Services

Apart from the contracts with the Canadian blood system operators discussed elsewhere, including under the section entitled “Information About Talecris — Competitive Strengths — Favorable Distribution Arrangements,” Talecris also provides a variety of contract manufacturing or process services, including plasma fractionation, manufacturing and analytical testing. These contracts are for a limited number of batches of product and development services during the clinical development phase of a project and then change to a guaranteed annual minimum purchase commitment for a term of typically three to five years during the commercial phase of each agreement.

Sales, Marketing and Distribution

Talecris’ sales and marketing department consists of approximately 260 full-time professionals as of September 30, 2010, including a U.S. sales force of approximately 160 field sales representatives. Within the United States, its core market, Talecris has developed a “push-pull” distribution network comprised of both direct and indirect channels. Talecris’ direct channel is comprised of three specialty sales teams: Immunology/Neurology, Pulmonary and Hematology/Specialty. Talecris’ specialty sales representatives are experienced professionals with a combination of extensive commercial and healthcare-related experience calling on a variety of touch points including physicians, pharmacists and homecare companies.

•	The Immunology/Neurology team is primarily focused on promoting Gamunex for the use in PI, CIDP and ITP. It is also responsible for promoting Talecris’ portfolio of hyperimmune products and Plasbumin. This team calls on office-based and hospital-based specialty physicians including neurologists and immunologists. They also call on a variety of healthcare providers within the hospital and homecare settings (physicians, nurses, pharmacists).

•	The Pulmonary team promotes Prolastin-C A1PI, focusing on identification of A1PI patients and driving brand choice for Prolastin-C A1PI, which is the most prescribed A1PI therapy in the United States.

•	The Hematology/Specialty team promotes Koate, Thrombate III and Talecris’ portfolio of hyperimmune products calling on hematologists and other healthcare providers within the hospital and specialty treatment centers.

•	In addition to Talecris’ direct sales force, Talecris has a managed-markets and national accounts sales team that manages relationships and contracting efforts with GPOs, distributors, home healthcare and specialty pharmacy providers and private commercial payors.

•	In addition to Talecris’ U.S. operations, Talecris has sales and marketing operations located in Germany and Canada, as well as a team dedicated to the development of other international markets.

Talecris sells, markets and distributes its various products through both its direct sales personnel and its network of distributors. Talecris’ sales, marketing and distribution efforts focus on strengthening its relationships with physicians, pharmacists, nurses, patients, GPOs, distributors, home healthcare and specialty pharmacy providers. In the United States, Talecris’ Prolastin Direct Program has engaged a prescription fulfillment provider to ensure that Prolastin-C A1PI can be shipped directly to patients. This direct-to-patient distribution service is designed to enhance user convenience and ensure the patients of an uninterrupted supply of Prolastin-C A1PI, while providing Talecris with valuable information about their usage patterns. Talecris is the only A1PI provider to have completed a Mutual Recognition Procedure in the European Union. Prolastin A1PI is approved in 15 European countries and Talecris is currently established in six of these markets. Talecris has been in reimbursement discussions with a number of these countries since late 2007, and these discussions must be concluded before Talecris can expect to significantly increase sales in these countries.

Packaging and Distribution Contracts

Since 2005, Talecris significantly reduced the number of its distributors and simultaneously entered into long-term distribution agreements with major hospital GPOs, distributors, homecare and specialty pharmacy providers and distributors, which Talecris believes grant it favorable volume, pricing and payment terms, including in some cases financial penalties if they fail to purchase the agreed volume of products.

In addition, Talecris has an agreement with Catalent Pharma Solutions pursuant to which they provide packaging, labeling and testing services for Talecris in connection with the distribution of its products in Europe. The agreement expires in 2013, though Talecris has the option to extend it twice, each time for a period of two years. Talecris may terminate the agreement upon 12 months’ notice, and Catalent may terminate the agreement upon 24 months’ notice, beginning in 2011. Either party may terminate the agreement upon the bankruptcy of the other party or if there is a material breach which is not cured within 30 business days.

Properties

Talecris’ primary facilities are described below. All of Talecris’ owned real estate is pledged as security under its revolving credit facility.

•	Clayton Site. A 175-acre site that Talecris owns, located in Clayton, North Carolina, which includes a 14-building complex of office space, laboratory space, warehouse, freezer storage, and biopharmaceutical manufacturing facilities consisting of 654,139 square feet. An additional 37,000 square feet of administrative office and 23,600 square feet of warehouse space are leased through December 2019 in a building located adjacent to Talecris’ Clayton site. A 30,159 square foot climate-controlled warehouse located next to the Clayton site is also leased through September 2014.

•	Research Triangle Park. A leased three-building headquarters/administrative office facility consisting of 123,000 square feet. The main building housing Talecris’ corporate headquarters and additional space in two other buildings are leased through May 2022. An expansion covering 40,000 square feet of office space is also leased through May 2022. Talecris holds a five-year renewal option on the facility and a termination option exercisable effective in 2018.

•	Raleigh Test Lab. A laboratory space located in Raleigh, North Carolina consisting of 76,000 square feet leased through September 2017, with an option to purchase through September 2011.

•	Melville Site. An 11-acre site that Talecris owns, located in Melville, New York consisting of 102,922 square feet of office space, lab space, warehouse, and biopharmaceutical manufacturing facilities.

•	Research Triangle Park. An 18-acre site that Talecris owns, located in Research Triangle Park, North Carolina, on which is located a R&D building, consisting of 25,000 square feet of office space and 45,000 square feet of laboratory facilities.

•	Benson Warehouse. A cold storage warehouse of 39,200 square feet used for plasma storage in Benson, North Carolina leased through December 2012.

•	Centennial Campus North Carolina State University. A combined office and laboratory space in Raleigh, North Carolina consisting of 21,364 square feet leased through December 2011.

•	Frankfurt. A 2,552 square-meters office facility located in Frankfurt, Germany, which serves as Talecris’ European headquarters and which is leased until June 30, 2015.

•	Canada. A 6,396 square-foot office facility located in Mississauga, Ontario, which serves as Talecris’ Canadian headquarters and which is leased until April 30, 2011. Talecris also leases a 2,356 square foot sales office in Ottawa, Ontario, which is leased until January 2011.

•	Plasma Collection Centers. As of November 1, 2010, Talecris operated 69 plasma collection centers of various sizes under non-cancelable lease agreements expiring at various dates.

Talecris believes its properties are adequately maintained and suitable for their intended use. Talecris continually evaluates its properties and believes that its current facilities, plus any planned expansions and upgrades, are generally sufficient to meet its expected needs and expected near-term growth. Expansion projects and facility closings are undertaken as necessary in response to market needs.

Patents and Other Intellectual Property Rights

Talecris’ success depends in part on its ability to obtain and maintain proprietary protection for its product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing its proprietary rights. Talecris’ policy is to seek to protect its proprietary position by, among other methods, filing U.S. and foreign patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Talecris also relies on trade secrets, legal opinions, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary position.

Patents.  As of September 30, 2010, Talecris owned or licensed for uses within its field of business approximately 120 U.S. patents and U.S. patent applications as well as numerous foreign counterparts to many of these patents and patent applications. At present, Talecris does not consider any individual patent, patent application or patent family to be material to the operation of its business as a whole. Talecris’ patent portfolio includes patents and patent applications with claims directed to the composition of matter, manufacturing processes, pharmaceutical formulation and methods of use of many of Talecris’ compounds and products, including a composition of matter patent application for a recombinant Plasmin molecule and a manufacturing process patent for Gamunex IVIG. Talecris vigorously defends its intellectual property to preserve its rights and gain the benefits of its investment.

The patent positions of companies like Talecris are generally uncertain and involve complex legal and factual questions. Talecris’ ability to maintain and solidify its proprietary position for its technology will depend on its success in obtaining effective claims and enforcing those claims once granted. Talecris does not know whether any of its patent applications or those patent applications that Talecris licenses will result in the issuance of any patents. Talecris’ issued patents and those that may issue in the future, or those licensed by it, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit Talecris’ ability to prevent competitors from marketing related products or the length of term of patent protection that Talecris may have for its products. Neither Talecris nor its licensors can be certain that Talecris was the first to invent the inventions claimed in Talecris’ owned or licensed patents or patent applications. In addition, Talecris’ competitors may independently develop similar technologies or duplicate any technology developed by Talecris, and the rights granted under any issued patents may not provide Talecris with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of Talecris’ products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Talecris continuously monitors the proprietary positions of third parties, and particularly the proprietary positions of its business competitors, in order to guide the development of its product candidates and avoid the possibility of infringement. Periodically Talecris commissions formal legal opinions in order to confirm its freedom to operate.

Trademarks.  Given the importance of Talecris’ name brands, particularly with respect to IVIG and A1PI, Talecris relies heavily on the protection of trade names and trademarks. Talecris has registered trademarks for a number of Talecris’ products, including Gamunex, Prolastin, Plasbumin, Plasmanate, Koate, Thrombate III, GamaStan, HyperHep B, HyperRho, HyperRab, HyperTet, Gamimune, and its services, Talecris Direct, and Prolastin Direct.

Trade Secrets.  Talecris may rely, in some circumstances, on trade secrets to protect its technology. However, trade secrets can be difficult to protect. Talecris seeks to protect its proprietary technology and processes, in part, by maintaining a trade secret registry and by implementing confidentiality agreements with its employees, consultants, scientific advisors and contractors. Talecris also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Talecris has confidence in these individuals, organizations and systems, agreements or security measures may be breached, and Talecris may not have adequate remedies for any breach. In addition, Talecris’ trade secrets may otherwise become known or be independently discovered by competitors.

In-License Agreements.  Talecris licenses from Bayer HealthCare LLC certain intellectual property rights. Under the licensing agreement with Bayer Healthcare, Talecris was granted a royalty-free, world-wide and perpetual license covering certain intellectual property rights not acquired by Talecris in connection with its formation transaction. As amended on August 10, 2007, the agreement permits Talecris, subject to specified limitations, to grant a sublicense to Baxter International Inc., Baxter Healthcare Corporation, and certain of their affiliates relating to certain Japanese patent rights. On August 1, 2006, Talecris entered into a collaboration and development agreement with Activaero GmbH, which grants Talecris exclusive rights to use the Akitatm inhalation device for the aerosol delivery of A1PI for any indication. Under that agreement, Talecris is committed to a minimal level of spending each year during development, and should the product reach commercialization Talecris must pay a royalty on sales, with no milestone payments due to Activaero GmbH. The agreement is valid until the last to expire applicable patent right, currently not expected until 2025. Talecris has the right to terminate with up to 120 days’ notice, but must pay a progressively higher termination fee determined by considering both the reason for Talecris’ termination and the number of years since the effective date of the agreement. On September 4, 2008 and

December 17, 2008, Talecris entered into exclusive commercial licenses with Crucell N.V. for two recombinant proteins, A1PI and Factor VIII (alone or combined with recombinant Von Willebrand Factor), respectively, utilizing advanced protein technology. Talecris paid Crucell license fees and committed to pay it milestone payments when certain research and clinical targets have been met and royalty payments upon commercialization, while reserving the right for Talecris to terminate the agreements without penalty upon 90 days’ notice.

Employees

As of September 30, 2010, Talecris had approximately 5,100 full-time employees, none of which are represented by labor unions or covered by collective bargaining agreements. Talecris considers its relationships with its employees to be good.

Of Talecris’ workforce, 307 employees were engaged in research and development at September 30, 2010 as described below:

Functional Area	Headcount	Core Responsibilities

Preclinical	26	Candidate identification, pre-clinical research, candidate advancement to development decision, candidate screening based on proof of principle or clear mechanism of action.
Administration	11	Office of the Executive Vice President, R&D, R&D Pre-Clinical and Clinical Compliance, and R&D facilities personnel.
Program Management Office	7	Oversight of the systems for and management of the execution of, strategic development projects for new products, new indications, and new processes.
Technology	89	Process development and improvement for plasma-based products (including technical support for operations), technology exploration, process/product development, and clinical manufacturing operations.
Pathogen safety	35	Exploration, introduction, validation of viral and prion detection and reduction technologies.
BioAnalytics	64	Exploration, implementation of new technologies for analytics, support of R&D functions, development of new and improved test methods for operations.
Medical Affairs	56	Continuing medical education, medical writing and publication, communicating medical information to health care providers. Trial design, execution, monitoring, data collection, analysis, report creation, regulatory agency interaction (supplemented by external contract research organizations).
NAT Development	19	To develop, validate, and support the operational setting of the Nucleic Acid Technology operational group located at Talecris’ Raleigh Test Lab, primarily serving manufacturing operations in the testing of all incoming plasma units for bloodborne pathogens.

Total	307

Legal Proceedings

Talecris is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of its businesses. Talecris believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition, but might be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

National Genetics Institute/Baxter Healthcare Corporation Litigation

In May 2008, Baxter Healthcare Corporation “Baxter” and National Genetics Institute “NGI”, a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging that Talecris infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, Talecris filed its answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (“PTO”), which was subsequently granted. Talecris filed a motion to stay litigation pending the PTO proceedings. This case was settled effective October 1, 2010, with Talecris receiving a paid-up license to the technology subject to the disputed patents and the parties dismissing their claims and counterclaims.

Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

Talecris had a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (“PCA”) under which Talecris was required to purchase annual minimum quantities of plasma from plasma collection centers approved by Talecris, including the prepayment of 90% for unlicensed plasma. Talecris was also committed to finance the development of up to eight plasma collection centers, which were to be used to source plasma for Talecris. Under the terms of the agreement, Talecris had a conditional obligation to purchase such centers under certain conditions for a sum determined by a formula set forth in the agreement. Talecris provided approximately $4 million (excluding accrued interest) in financing related to the development of such centers and advanced payments for unlicensed plasma. Talecris recorded a provision within SG&A during 2008 related to loans and advances provided.

In August 2008, Talecris notified PCA that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. Talecris terminated the agreement in September 2008. In November 2008, TPR filed suit in federal court in Raleigh, North Carolina against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. Talecris was served in January 2009 in a parallel state action by PCA, alleging breach of contract by TPR. The federal case has been stayed. On December 13, 2010, a jury in the state court case rendered a verdict in the amount of $37 million in favor of PCA against TPR in a breach of contract claim. Talecris is evaluating its response to this verdict, including post-trial motions and appeal. Interest on the verdict, if sustained, will accrue at 8% simple interest from the date of breach, which is estimated to be $6 million through November 30, 2010.

Foreign Corrupt Practices Act Investigation

In July 2009, Talecris voluntarily contacted the U.S. Department of Justice (“DOJ”) to advise them that Talecris was conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (“FCPA”). The FCPA investigation is being conducted by outside counsel under the direction of a special committee of Talecris’ Board of Directors. The investigation into certain possibly improper payments to individuals and entities made after Talecris’ formation initially focused on payments made in connection with sales in certain Eastern European and Middle Eastern countries, primarily Belarus, Russia and Iran, but Talecris is also reviewing sales practices in Brazil, China, Georgia, Turkey and other countries as deemed appropriate. The DOJ has not indicated what action it may take, if any, against Talecris or any individual, or the extent to which it may conduct its own investigation.

Compliance with Pharmaceutical Pricing Agreement

In November 2009, Talecris received a letter from the United States Attorney’s Office for the Eastern District of Pennsylvania (“USAO”). The USAO requested a meeting to review Talecris’ compliance with the terms of the Pharmaceutical Pricing Agreement (“PPA”), under the Public Health Service program. Specifically, the USAO asked for information related to the sale of Talecris’ IVIG product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. Talecris believes that it has complied with the terms of the PPA and federal law. If the USAO determines that Talecris’ practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against the company under the Anti-Fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory. Talecris could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. Talecris is cooperating with the investigation and intends to respond to information requests from the USAO. Based on the information obtained to date, Talecris has not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, Talecris has not made any accrual in its unaudited interim consolidated financial statements as of September 30, 2010.

Grifols Transaction

Four purported class action lawsuits have been filed by Talecris stockholders challenging the proposed transaction. Two of the lawsuits were filed in the Court of Chancery of the State of Delaware and have been consolidated under the caption In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL. The other two lawsuits were filed in the Superior Court of the State of North Carolina and are captioned Rubin v. Charpie, et al., No. 10 CV 004507 (North Carolina Superior Court, Durham County), and Kovary v. Talecris Biotherapeutics Holdings Corp., et al., No. 10 CV 011638 (North Carolina Superior Court, Wake County). The lawsuits name as defendants Talecris, the members of the Talecris Board of Directors, Grifols, S.A. and its subsidiary, Grifols Inc., and, in the Delaware consolidated action, Talecris Holdings and Stream Merger Sub, Inc. The two North Carolina actions have been stayed.

All of the lawsuits allege that the individual defendants (and, in the consolidated Delaware action, Talecris Holdings) breached their fiduciary duties to the Talecris stockholders in connection with the proposed transaction with Grifols, and that Grifols (and, in one of the North Carolina cases, Talecris, and in the Delaware action, Grifols Inc.) aided and abetted those breaches. The Delaware complaint alleges, among other things, that the consideration offered to Talecris stockholders pursuant to the proposed transaction is inadequate; that the Talecris Board of Directors failed to take steps to maximize stockholder value; that Talecris’ IPO and debt refinancing in 2009 were intended to facilitate a sale of Talecris; that Cerberus and Talecris Holdings arranged the proposed merger for the benefit of Cerberus, without regard to the interests of other stockholders; that the voting agreements impermissibly lock up the transaction; that the merger agreement contains terms, including a termination fee, that favor Grifols and deter alternative bids; and that the preliminary Form F-4 filed on August 10, 2010 contains material misstatements and/or omissions, including with respect to the availability of appraisal rights in the merger; the purpose and effects of the Virginia reincorporation merger; the antitrust risks of the proposed transaction; the financial advisors’ analyses regarding the Grifols’ non-voting stock to be issued in connection with the transaction; and the fees to be paid to Morgan Stanley by Talecris and Grifols in connection with the proposed transaction. The Delaware complaint also alleges that Talecris stockholders are entitled to appraisal rights in connection with the transaction pursuant to Section 262 of the Delaware General Corporation Law, and that the transaction violates the Delaware General Corporation Law by failing to provide such rights. The Delaware action seeks equitable and injunctive relief, including a determination that the stockholders have appraisal rights in connection with the merger, and damages.

On October 29, 2010, the parties to the Delaware litigation entered into a MOU reflecting an agreement in principle to settle that litigation. The MOU provides, among other things, for the provision of appraisal rights in accordance with DGCL 262 in connection with the transaction as described at pages 135-137; for an increase in the merger consideration by an additional 500,000 shares of Grifols non-voting stock to holders of Talecris common stock other than the Talecris specified affiliated stockholders as described at pages 144-145; and for certain additional disclosures provided herein. The MOU also provides for a dismissal of the action with prejudice and a release of claims. The settlement is subject, among other things, to formal documentation, notice to the class and final court approval.

Available Information

Talecris’ Internet website address is www.talecris.com. Talecris’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through Talecris’ website as soon as reasonably practicable after Talecris electronically files with, or furnishes them to, the SEC, and are available in print to any stockholder who requests a copy. The public may also read and copy any materials that Talecris files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains a website that contains reports, proxy statements, information statements and other information regarding issuers, including Talecris, that file electronically with the SEC at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TALECRIS

You are encouraged to read the following discussion and analysis of Talecris’ financial condition and results of operations, together with Talecris’ consolidated financial statements and related footnotes included at the end of this joint proxy statement/prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Risk Factors” included elsewhere in this joint proxy statement/prospectus for a discussion of some of the important factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained in the following discussion and analysis. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this joint proxy statement/prospectus.

All tabular disclosures of dollar amounts, except earnings per common share amounts, are presented in thousands. Percentages and amounts presented herein may not calculate or sum precisely due to rounding.

A seven-for-one share dividend on Talecris common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods to reflect the share dividend.

Overview of Business

Talecris is a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, chronic inflammatory demyelinating polyneuropathy (“CIDP”), alpha-1 antitrypsin deficiency-related emphysema, bleeding disorders, infectious diseases, and severe trauma. Talecris’ primary products have orphan drug designation to serve populations with rare, chronic diseases. Talecris’ products are derived from human plasma, the liquid component of blood, which is sourced from Talecris’ plasma collection centers or purchased from third parties with plasma centers located in the United States. Plasma contains many therapeutic proteins, which Talecris extracts through the process of fractionation at its Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into final containers for sale. Talecris also sells the fractionated intermediate products.

The majority of Talecris’ sales are concentrated in the therapeutic areas of Immunology/Neurology and Pulmonology. Talecris’ largest product, representing 54.0% and 53.9% of Talecris’ net revenue for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified (Gamunex, Gamunex IVIG), provides a treatment for primary immune deficiency and autoimmune diseases, such as CIDP. Talecris’ second largest product, representing 21.7% and 20.8% of Talecris’ net revenue for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, Prolastin Alpha-1 Proteinase Inhibitor (Human) (Prolastin, Prolastin A1PI, Prolastin-C A1PI), provides a treatment for alpha-1 antitrypsin deficiency-related emphysema. Talecris essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. During the third quarter of 2010, Talecris launched Prolastin-C A1PI in Canada and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010.

U.S. IGIV distribution increased between 6% and 8% during the nine months ended September 30, 2010. This growth represents a recovery in demand in the second and third quarters of 2010 after a slight decline in growth in the first quarter of 2010. Despite solid demand growth for IGIV, there has been increased scrutiny and price sensitivity in the hospital segment. In addition, the increase in the number of hospitals qualifying for the 340B discounts has effectively reduced demand from GPO’s who are not permitted to service this discounted channel, which among other factors, has led Talecris to accept reduced volume tiers under certain of its GPO contracts. Talecris has seen solid demand growth for Gamunex with most customer segments. Talecris believes that U.S. and international IGIV demand will grow approximately 6% to 8% over the long-term, which is consistent with demand growth during the nine months ended September 30, 2010. However, IGIV demand can vary significantly on a quarter-to-quarter basis.

Talecris’ ability to expand its international business has been hampered by the effects of its internal FCPA investigation and increased price sensitivities of its customers, which has resulted in pricing pressures for plasma-

derived products. Talecris’ business with Iran, one of its major international customers, has been in decline, which is likely to continue. Talecris’ profitability has and may continue to be negatively impacted by unfavorable euro/U.S. dollar exchange rates. Talecris has experienced, and expects to continue to experience, annual volume declines in Canada due to Canadian Blood Services (“CBS”) objective to have multiple sources of supply, which has impacted and will continue to impact its overall IVIG growth. CBS may further reduce volumes to contract minimums and Hema Quebec may adopt a similar strategy.

Talecris still anticipates that it will operate near to or at its fractionation capacity over the next few years depending upon the demand for its products, the availability of source plasma and the impact of variability in yield, among other factors. Talecris plans to utilize most of its available fractionation capacity in the near term, which may result in increased inventory levels in order to attempt to maintain pace with projected future growth in product demand. In response to its capacity constraints, Talecris has embarked on a substantial capital plan which it anticipates to be in the range of $800 million to $850 million on a cumulative basis over the next five years beginning in 2010. The increase in Talecris’ capital plan over the next five years from prior estimates results primarily due to an increase in Talecris’ anticipated cost for its new fractionation facility which Talecris estimates to be $340 million plus an additional $40 million in capitalized interest. Estimated costs related to the construction of Talecris’ new purification facilities for Plasmin is $120 million with additional expenditures planned for Koate modernization and albumin purification expansion. The successful execution of the capital plan, which is discussed further in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Liquidity and Capital Resources,” will be necessary to support Talecris’ projected future volume growth, particularly with the anticipation that Talecris will reach its fractionation capacity in the near term, launch new product introductions and complete strategic initiatives.

Until 2006, Talecris purchased all of its plasma from third parties. Since then, Talecris has successfully designed and executed its vertical integration strategy and, as of November 1, 2010, Talecris operated 69 plasma collection centers (67 FDA licensed, two unlicensed) with approximately 2,400 employees. Over the past four years, Talecris has aggressively expanded its plasma supply through these collection centers under its wholly-owned subsidiary, Talecris Plasma Resources, Inc., which is referred to as TPR. These centers collectively represent substantially all of Talecris’ currently planned collection center network for the next three years. Talecris expects this network, once it matures, will provide in excess of 90% of Talecris’ current plasma requirements. Talecris’ licensed centers collected approximately 69% and 62% of Talecris’ plasma during the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. Talecris intends to continue to purchase some plasma from third parties through plasma supply contracts. Talecris has a five-year plasma supply contract with CSL Plasma, Inc., a subsidiary of CSL Limited, a major competitor. This agreement provides Talecris with minimum annual purchase commitments that decline from 550,000 liters in 2010 to 200,000 liters in 2013, the final year of the agreement. Talecris has the ability to obtain additional volumes above the minimum purchase commitments under the terms of the agreement. Talecris has notified CSL Plasma, Inc. that it will not elect to take optional volumes under the contract in 2011. In addition to the contract with CSL Plasma, Inc., Talecris has several other contracts to purchase minimum quantities of plasma with various third parties.

Talecris will need to significantly increase plasma collections generated from TPR in the near term to offset the expected decrease in plasma supplied by third parties and planned increases in its fractionation to meet anticipated demand. To meet its plasma requirements, Talecris may increase donor fees, increase marketing expenses, and expand plasma collection center days and hours of operations, among other initiatives, which may limit Talecris’ ability to reduce its cost per liter of plasma. Consequently, Talecris expects to continue to produce plasma at a cost per liter which it believes is significantly higher than its competitors.

Talecris’ historical comparisons illustrate the substantial reduction in both the collection cost per liter and the amount of excess period costs charged directly to cost of goods sold as a result of the maturation of its plasma collection center platform. Decreasing collection costs and the reduction of excess period costs, combined with leveraging Talecris’ manufacturing facilities as a result of higher volumes, have contributed to improving Talecris’ gross margins. Talecris’ cost of goods sold reflects $5.2 million and $34.1 million for the nine months ended September 30, 2010 and 2009, respectively, and $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to excess period costs associated with TPR. Talecris believes that it has substantially eliminated unabsorbed TPR infrastructure and start-up costs. Consequently, future margin improvements will need to be derived from increases in product pricing and volumes, product mix, improvements in the cost per liter of plasma, manufacturing efficiencies, yield improvements or some combination thereof. Talecris believes that the current environment does not favor near-term price increases and Talecris has limited opportunities to enhance product mix. Talecris has recently experienced and expects to continue to experience higher cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as it increases Gamunex production, and higher non-capitalizable costs associated with its capital projects, particularly the construction of its new fractionation facility.

The combination of the factors mentioned above, particularly competitive pressures, slower than planned reductions in Talecris’ cost per liter of plasma, yield variability as well as inefficient plasma utilization, among other factors, will likely result in lower gross margins in future periods.

Talecris’ U.S. sales force is comprised of three specialty teams focused on Immunology/Neurology for the promotion of Gamunex for use in PI, ITP and CIDP as well as Talecris’ portfolio of hyperimmune products and Plasbumin; Pulmonary for the promotion of Prolastin-C A1PI with an emphasis on patient identification; and Hematology/Specialty which promotes Koate and Thrombate III. In addition to this direct sales force, Talecris also has managed markets and national accounts sales teams that manage relationships and contracting efforts with GPO’s, distributors, home healthcare and specialty pharmacy providers and private commercial payors. In addition to its U.S. operations, Talecris has operations located in Germany, Canada as well as a team dedicated to the development of other international markets. Talecris believes that it is well positioned in the IVIG market given the features and benefits of Gamunex including that it is a sugar-free, 10% liquid that is produced with a patented caprylate process. As a result of eliminating its plasma supply constraints, the attributes of Gamunex and its approval for CIDP have resulted in significant increases in Talecris’ share of sales. Talecris’ unique Prolastin-C A1PI direct to patient distribution model in the United States provides a high degree of patient loyalty and compliance. Internationally, Prolastin is the only A1PI product licensed in Canada and is the only A1PI product that has completed the European Mutual Recognition Process, which has resulted in licensure in 15 countries and Talecris is currently established in six of these markets. These factors underpin Talecris’ success in sustaining a 74% share of sales of the world wide A1PI market for 2008 according to MRB.

As a result of Talecris’ past and ongoing investment in research and development (R&D), Talecris believes that it is positioned to continue as a leader in the plasma-derived therapies industry. Talecris has a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. Talecris focuses its R&D efforts in three key areas: continued enhancement of its process technologies (including pathogen safety), life cycle management for its existing products (including new indications), and the development of new products.

Highlights

Talecris’ 2010 financial and business highlights are included below.

Financial Highlights for 2010

•	Total net revenue increased $47.7 million to $1,190.8 million for the nine months ended September 30, 2010 as compared to $1,143.1 million for the nine months ended September 30, 2009.

•	Gross margin was 43.7% and 41.9% for the nine months ended September 30, 2010 and 2009, respectively.

•	Operating margin improved 350 basis points to 22.2% for the nine months ended September 30, 2010 as compared to 18.7% for the nine months ended September 30, 2009.

•	Net income was $149.0 million for the nine months ended September 30, 2010, as compared to $152.5 million for the nine months ended September 30, 2009. Diluted earnings per common share were $1.16 and $1.62 for the nine months ended September 30, 2010 and 2009, respectively. Talecris’ 2009 results include the impact of the CSL merger termination fee of $75.0 million (approximately $48.8 million after tax) and transaction-related costs related to the terminated CSL merger agreement. Talecris’ 2010 results include transaction-related costs associated with the merger agreement with Grifols. Talecris believes a meaningful comparison of its results for the periods presented is enhanced by a quantified presentation of the impact of the CSL merger termination fee, CSL merger-related expenses and the Grifols transaction-

related expenses. The impacts of these items on Talecris’ net income and diluted earnings per share are illustrated in the table below.

In addition, Talecris’ 2010 diluted earnings per common share amounts reflect a significant increase in the number of weighted average common shares used in Talecris’ computation of diluted earnings per share as discussed below and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability.”

The adjusted net income and diluted earnings per share amounts in the table below are non-U.S. GAAP financial measures and should not be considered a substitute for any performance measure determined in accordance with U.S. GAAP. Additional information regarding the use of non-U.S. GAAP financial measures and their limitations is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Non-U.S. GAAP Financial Measures.”

Description of Adjustments and Reconciliation of U.S. GAAP to Non-U.S. GAAP Financial Measures

				Diluted Earnings
	Pre-Tax	Income Tax		Per Common
	Amount	Effect	Net Income	Share
Nine Months Ended September 30, 2010
U.S. GAAP	$230,157	$(81,143)	$149,014	$1.16
Grifols merger-related expenses	17,908	(6,948)	10,960	0.08

Excluding merger-related items	$248,065	$(88,091)	$159,974	$1.24

Nine Months Ended September 30, 2009
U.S. GAAP	$227,431	$(74,914)	$152,517	$1.62
CSL merger termination fee	(75,000)	26,250	(48,750)	(0.52)
CSL merger-related expenses	14,282	(5,541)	8,741	0.10

Excluding merger-related items	$166,713	$(54,205)	$112,508	$1.20

As adjusted for pro forma weighted average number of shares(1)				$0.90

(1)	As discussed further in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability,” Talecris believes the comparability of its diluted earnings per share between the periods presented is enhanced by the use of an adjusted share base to reflect the impact for the issuance of common shares to convert Talecris’ Series A and B preferred stock, settle accrued dividends on the preferred stock, and complete Talecris’ IPO as if these events occurred at the beginning of 2009.

•	Operating cash flows were $152.5 million and $198.7 million for the nine months ended September 30, 2010 and 2009, respectively. Capital expenditures were $91.7 million and $36.3 million for the nine months ended September 30, 2010 and 2009, respectively. Operating cash flows for the 2009 period included the impact of the CSL merger termination fee.

Financial Highlights for the Year Ended December 31, 2009

•	Total net revenue increased 11.6% for the year ended December 31, 2009 to $1.533 billion as compared to $1.374 billion for the year ended December 31, 2008.

•	Gross margin improved 540 basis points to 41.2% for the year ended December 31, 2009 as compared to 35.8% for the year ended December 31, 2008.

•	Operating margin improved 320 basis points to 17.7% for the year ended December 31, 2009 as compared to 14.5% for the year ended December 31, 2008.

•	Net income, inclusive of the $48.8 million after-tax income from the CSL merger termination fee and the $26.3 million after-tax charges incurred as a result of Talecris’ refinancing transactions, increased 133.9% for the year ended December 31, 2009 to $153.9 million as compared to $65.8 million for the year ended December 31, 2008.

•	Diluted earnings per share, inclusive of the CSL merger termination fee and the charges related to Talecris’ refinancing transactions, were $1.50 for the year ended December 31, 2009 as compared to $0.71 for the year ended December 31, 2008.

•	Operating cash flows, inclusive of the CSL merger termination fee and the charges related to Talecris’ refinancing transactions, were $234.2 million for the year ended December 31, 2009, reflecting an improvement of $201.1 million over 2008.

Talecris’ U.S. GAAP financial results for the year ended December 31, 2009 include the impact of the CSL merger termination fee and charges related to its refinancing transactions. These items impact Talecris’ U.S. GAAP financial results for the year ended December 31, 2009 as follows:

				Diluted
				Earnings
		Income Tax		per
	Pre-Tax	Expense		Common
	Amount	(Benefit)	Net Income	Share

U.S. GAAP	$228,897	$75,008	$153,889	$1.50
Less specific items:
CSL merger termination fee	(75,000)	26,250	(48,750)	(0.48)
Write off of deferred debt issuance costs	12,141	(4,711)	7,430	0.07
Loss on extinguishment of interest rate swap contracts	30,892	(11,986)	18,906	0.19

Excluding specific items	$196,930	$84,561	$131,475	$1.28

Talecris believes that a meaningful analysis of its financial results for the year ended December 31, 2009 is enhanced by the use of non-U.S. GAAP net income and diluted earnings per share. The section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Non-U.S. GAAP Financial Measures” includes additional information regarding the use of non-U.S. GAAP financial measures and their limitations.

Initial Public Offering and Refinancing Highlights

•	On October 6, 2009, Talecris completed its initial public offering (“IPO”) of 56,000,000 shares of its common stock at an offering price of $19.00 per share for an aggregate offering of $1.064 billion. Talecris received net proceeds of $519.7 million from the issuance of 28,947,368 new shares of common stock. These proceeds were used to repay principal under Talecris’ then existing First and Second Lien Term Loans. Talecris did not receive any proceeds from the selling stockholders’ sale of 27,052,632 shares of common stock in the offering.

•	On October 15, 2009, Talecris amended certain provisions under its revolving credit facility, including increasing its capital expenditure baskets so that it will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Additionally, the amendment provided that the capital expenditure covenant is not applicable as long as Talecris’ leverage ratio is less than or equal to 2.00 to 1.00. The amendment also provides that Talecris will maintain minimum availability of $48.75 million.

•	In October 2009, Talecris’ corporate family credit ratings were increased to BB (Stable Outlook) by Standard and Poor’s and to Ba3 (Stable Outlook) by Moody’s Investor Services.

•	On October 21, 2009, Talecris completed the issuance of $600.0 million of the 7.75% Notes at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. Talecris used the net proceeds to it of $583.9 million to repay principal and interest amounts of $499.6 million under its First and Second Lien Term Loans, which were subsequently terminated, $55.6 million to repay principal under its revolving credit facility, and $28.7 million to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Talecris also expensed the remaining balance of $12.1 million in deferred financing charges related to the First and Second Lien Term Loans. Subsequently, Talecris settled and terminated its remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. On July 19, 2010, Talecris exchanged all of the then outstanding 7.75% Notes for similar 7.75% Notes that have been registered under the Securities Act of 1933, as amended. This exchange did not impact Talecris’ capitalization.

•	As of December 31, 2009, Talecris Holdings held approximately 50.1% of Talecris’ outstanding common stock. Subsequent to December 31, 2009, the ownership of Talecris’ outstanding common stock by Talecris Holdings was diluted below 50% as a result of the exercise of employee stock options. As of January 11, 2011, Talecris Holdings owned approximately 49% of Talecris’ outstanding common stock. Talecris Holdings is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings are held by Cerberus-Plasma Holdings LLC.

Other Business Highlights

•	On October 13, 2010, Talecris received approval from the FDA for Gamunex-C (Immune Globulin Injection [Human], 10% Caprylate/Chromatography Purified) for subcutaneous administration in the treatment of primary immunodeficiency (“PI”). Gamunex-C is the first and only immune globulin to provide both the intravenous route of administration and a new subcutaneous route of administration. The intravenous delivery mode is approved to treat PI, chronic inflammatory demyelinating polyneuropathy (“CIDP”), and idiopathic thrombocytopenic purpura (“ITP”). The subcutaneous mode is approved to treat only PI.

•	In September 2010, Talecris launched its next generation A1PI product, Prolastin-C, in Canada. Talecris completed conversion of existing Canadian Prolastin A1PI patients to Prolastin-C A1PI during the fourth quarter of 2010.

•	On June 6, 2010, Talecris entered into a definitive merger agreement with Grifols under which Grifols will acquire, through merger transactions, all of the Talecris common stock. On November 4, 2010, pursuant to a memorandum of understanding entered into in connection with the litigation described under “Information about Grifols — Legal Proceedings — Talecris-Grifols merger,” the parties to the merger agreement entered into an amendment to the merger agreement, pursuant to which Grifols agreed to pay a per Talecris share merger consideration of a combination of (1) $19.00 in cash and (2) subject to adjustment under limited circumstances, 0.6485 (or 0.641 for Talecris’ directors and Talecris Holdings, LLC) of a share of a Grifols non-voting share.

•	On May 24, 2010, Talecris’ common stock (NASDAQ: TLCR) was added to the NASDAQ Biotechnology Index (NASDAQ: NBI). The Index is designed to track the performance of a set of NASDAQ listed securities that are classified as either biotechnology or pharmaceutical according to the Industry Classification Benchmark.

•	On May 13, 2010, Talecris received approval from Health Canada to launch Gamunex for subcutaneous administration in Canada, giving Gamunex the broadest set of indications of any approved subcutaneous product in Canada. Talecris launched subcutaneous administration in Canada in the fourth quarter of 2010.

•	During the first quarter of 2010, Talecris received approval to proceed with the proof of concept trial for plasma-derived Plasmin to treat ischemic stroke in six countries outside of the United States.

•	In March 2010, Talecris began construction of its new fractionation facility located in Clayton, North Carolina. The new fractionation facility, which is expected to be operational in 2015, will have the capacity to fractionate 6.0 million liters of human plasma annually.

•	In February 2010, Talecris was granted orphan drug designation by the U.S. Food and Drug Administration (“FDA”) for the development of an aerosol formulation of A1PI to treat congenital alpha-1 antitrypsin (“AAT”) deficiency. AAT deficiency is a chronic, hereditary condition that increases the risk of certain diseases, particularly emphysema. Currently, there are no approved, inhaled treatments available for the treatment of AAT. Talecris received a similar orphan drug designation for the aerosolized form of A1PI from the European Commission in June of 2008. Talecris has decided not to initiate an aerosol trial with plasma-derived Prolastin-C A1PI.

•	During the fourth quarter of 2009, Talecris completed the acquisition of the remaining two plasma collection centers under Talecris’ center development agreement with IBR, completing a significant milestone in Talecris’ plasma platform development, which began in 2006.

•	In October 2009, Talecris received U.S. FDA approval for its next generation A1PI product, Prolastin-C A1PI. A post-approval clinical trial was required as a condition for approval. Talecris also submitted a supplemental New Drug Submission (“sNDS”) to Health Canada for the approval of Prolastin-C A1PI in March 2009 and Prolastin-C A1PI was approved for use in Canada in February 2010. Presently, additional clinical trials are being required by European authorities as a precursor to Prolastin-C A1PI approval in Europe. Prolastin-C A1PI is a new concentrated version of Talecris’ Prolastin A1PI product, which has improved yields and higher concentration. As a result, the infusion time for patients will be significantly reduced. The manufacturing process for Prolastin-C A1PI incorporates technological advances such as nanofiltration, a virus exclusion technology, and cation exchange chromatography, an additional purification step. The manufacturing technological advances contributed to a yield improvement of approximately 40%. Talecris launched Prolastin-C A1PI in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. Talecris launched Prolastin-C A1PI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010.

•	In June 2009, Talecris and CSL agreed to terminate the definitive merger agreement entered into on August 12, 2008, under which CSL agreed to acquire Talecris for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint challenging the CSL merger and a complaint in Federal district court seeking to enjoin the CSL merger during the administrative process. CSL paid Talecris a merger termination fee of $75.0 million (after tax amount of $48.8 million), which is included as other non-operating income in Talecris’ consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission’s complaints were subsequently dismissed.

•	In June 2009, the Paul-Ehrlich Institute approved the inclusion of chronic inflammatory demyelinating polyneuropathy (“CIDP”) as a new indication for Talecris’ Gamunex IVIG product. According to European Union regulations, this approval has been agreed upon by all of the Concerned Member States through a Mutual Recognition Procedure (MRP), resulting in approval of the CIDP indication in 16 European countries. Talecris began CIDP marketing activities in two European countries in 2009 and Talecris expects to launch marketing activities in an additional three European countries in 2010.

•	In March 2009, Talecris was granted orphan drug designation by the U.S. FDA for the development of Plasmin (Human) to treat acute peripheral arterial occlusion (“aPAO”), a condition in which arterial blood flow to the extremities, usually the legs, is blocked by a clot. During the first quarter of 2010, Talecris completed its Phase I clinical trial related to its investigation of Direct Acting Thrombolytic (“DAT”) Plasmin to assess its ability to treat aPAO. Talecris is currently finalizing the design of its Phase II clinical trial, which it plans to initiate in the second half of 2010 in several countries outside of the United States. In October 2009, Talecris received approval from the Paul-Ehrlich Institute to proceed with a proof of concept trial for Plasmin to treat ischemic stroke in Germany, adding to its approval in Australia, Canada, France, Spain and the United Kingdom.

Healthcare Reform

In March 2010, healthcare reform legislation was enacted in the United States. This legislation contains several provisions that impact Talecris’ business.

Although many provisions of the new legislation do not take effect immediately, several provisions became effective during the first half of 2010. These include (1) an increase in the minimum Medicaid rebate to states participating in the Medicaid program from 15.1% to 23.1% of the Average Manufacturer Price (“AMP”) on Talecris’ branded prescription drugs, with a limitation of this increase on clotting factors to 17.1% of AMP; (2) the extension of the Medicaid rebate to managed care organizations that dispense drugs to Medicaid beneficiaries; and (3) the expansion of the 340B Public Health Services (“PHS”) drug pricing program, which provides hospital outpatient drugs at reduced rates, to include additional hospitals, clinics and healthcare centers. Talecris does not believe that these new provisions will have a material impact on its 2010 financial results.

Beginning in 2011, the new law requires that drug manufacturers provide a 50% discount to Medicare beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap (commonly referred to as the donut hole). Also, beginning in 2011, Talecris will be assessed its share of a new fee assessed on all branded prescription drug manufacturers and importers. This fee will be calculated based upon each organization’s percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare, Medicaid and VA and PHS discount programs) made during the previous year. The aggregated industry wide fee is expected to range from $2.5 billion to $4.1 billion annually between 2011 and 2018 and remain at $2.8 billion in 2019 and subsequent years.

Beginning in 2012, the new law may require Talecris to issue Internal Revenue Service Forms 1099 to plasma donors whose remuneration exceeds six hundred dollars. The cost of implementing this requirement, as well as its potential impact on plasma donations, is unknown at this time.

Presently, uncertainty exists as many of the specific determinations will be developed as regulatory bodies interpret the law and enact new regulations. For example, determinations as to how the Medicare Part D coverage gap will operate and how the annual fee on branded prescription drugs will be calculated and allocated remain to be clarified. As noted above, these programs will become effective in 2011.

Principal Products

The majority of Talecris’ sales are concentrated in the therapeutic areas of: Immunology/Neurology, primarily through its IVIG product for the treatment of primary immune deficiency and autoimmune diseases, as well as CIDP, and Pulmonology, through its alpha-1 proteinase inhibitor (“A1PI”) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by Talecris’ products, Gamunex IVIG (Gamunex, Gamunex IVIG) and Prolastin A1PI (Prolastin, Prolastin A1PI, Prolastin-C A1PI). Sales of Gamunex and Prolastin/Prolastin-C A1PI together comprised 75.7% and 74.3% of Talecris’ net revenue for the nine months ended September 30, 2010 and 2009, respectively, and 74.7%, 72.3%, and 75.8% of Talecris’ net revenue for the years ended December 31, 2009, 2008, and 2007, respectively. Talecris has contracted commitments from its customers for a substantial portion of its U.S. IVIG volume over the next three years. Talecris is also the primary supplier of Canadian IVIG under its contracts with CBS and Hema Quebec. Talecris also has a line of hyperimmune therapies that provide treatment for tetanus, rabies, hepatitis B, hepatitis A, and Rh factor control during pregnancy and at birth. In addition, Talecris provides plasma-derived therapies for critical care/hemostasis including the treatment of hemophilia, an anti-coagulation factor, as well as albumin to expand blood volume. Talecris’ products are primarily prescribed by specialty physicians, including neurologists, immunologists, pulmonologists and hematologists. Although Talecris sells its products worldwide, the majority of Talecris’ sales were concentrated in the United States and Canada for the periods presented. Information regarding Talecris’ largest two products is included below. Additional information regarding Talecris’ product portfolio is included in “Information About Talecris — Overview of Business — Products.” Additional information regarding recent regulatory activities with respect to Talecris’ products and product candidates is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Highlights — Other Business Highlights.”

Gamunex IVIG

In 2003, Talecris became the first producer to commercialize a high concentration 10% caprylate/chromatography purified liquid version of IVIG through its Gamunex product. Talecris uses a patented caprylate purification process in the production of Gamunex, which results in higher yields of the fragile IgG proteins compared to harsher purification processes. The caprylate process maintains the integrity of the IgG protein by allowing it to remain in solution during processing, maximizing the biologic integrity and purity. Gamunex is a ready-to-use, sugar-free 10% liquid, which simplifies infusions by eliminating the need for time-consuming reconstitution processes necessary with lyophilized products. Gamunex IVIG is the only IVIG product approved for CIDP in the United States and Canada, and, in a mutual recognition procedure, in 16 European countries. As such, Gamunex is the only IVIG approved for any indication in neurology in North America. Further, the U.S. FDA granted Gamunex IVIG orphan drug status, which provides marketing exclusivity for the CIDP indication in the United States until September of 2015. Talecris expects a number of competitors to launch 10% liquid IVIG products for other indications in the near term.

Talecris believes that its comprehensive set of features, together with its history as the first producer of a ready-to-use liquid IVIG product in North America and its reputation for quality and innovation, has resulted in a high level of brand recognition among prescribing physicians and the patient community and has contributed to Talecris maintaining a leading position in sales of IVIG in the industry. Talecris has contracted commitments from its customers for a substantial portion of its U.S. IVIG volume over the next three years. Talecris is also the primary supplier of Canadian IVIG under its five-year contracts with CBS and Hema Quebec, which became effective April 1, 2008. Talecris has experienced, and expects to continue to experience, annual volume declines in Canada due to CBS’ objective to have multiple sources of supply, which has impacted and, will continue to impact, its overall IVIG growth. CBS may further reduce volumes to contract minimums and Hema Quebec may adopt a similar strategy. Talecris expects to offset the volume decline with increased sales in Europe, as well as in other international markets. In May 2010, Talecris received approval from Health Canada to launch Gamunex for subcutaneous administration in Canada, giving Gamunex the broadest set of indications of any approved subcutaneous product in Canada. Talecris launched subcutaneous administration in Canada in the fourth quarter of 2010. In October 2010, the FDA approved Gamunex-C for the subcutaneous route of administration for the PI indication.

Prolastin/Prolastin-C A1PI

Talecris’ Prolastin A1PI was the first A1PI product licensed and, consequently, has benefited from a first-mover advantage in the industry. Prolastin A1PI was the only A1PI licensed product until 2003, when two competitors launched competing products in the United States. Talecris’ Prolastin A1PI product continues to maintain the leading share of sales in North America and Europe as a result of its first-mover advantage, as well as strong relationships with the primary patient advocacy groups and Talecris’ unique direct-to-patient distribution and service model, Prolastin Direct, which provides easy enrollment, home infusion, access to insurance experts, and patient-centered health management. Talecris’ Prolastin Direct program with its emphasis on patient-centered health management has resulted in very high patient loyalty and patient compliance rates. New A1PI patient identification, as well as reimbursement approval in Europe, are important elements in growing Talecris’ Prolastin A1PI franchise. Talecris received FDA approval for its next generation A1PI product, Prolastin-C in October 2009 and received Health Canada approval in February 2010. Additional clinical trials are being required by the European authorities as a precursor to Prolastin-C A1PI approval in Europe. Talecris launched Prolastin-C A1PI, its next generation A1PI product, in the United States in March 2010 and essentially completed the conversion of its existing U.S. Prolastin A1PI patients to Prolastin-C A1PI during the third quarter of 2010. Talecris launched Prolastin-C A1PI in Canada during the third quarter of 2010 and completed conversion of its existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the fourth quarter of 2010.

Research and Development

Talecris’ R&D expenses include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of R&D equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance and general support services. All costs associated with R&D activities are expensed as incurred. As of September 30, 2010, Talecris had 307 scientists and support staff engaged in research and development activities.

Talecris continues to invest in R&D to provide future sources of revenue through the development of new products, as well as through additional uses for existing products. Talecris has a strong commitment to science and technology with a track record of accomplishments and pipeline opportunities. Talecris focuses its R&D efforts in three key areas: continued enhancement of its process technologies (including pathogen safety), life cycle management for its existing products (including new indications), and the development of new products. Talecris expects overall R&D spending to increase in subsequent periods due to life cycle management, new product projects, and licensure of technology or products.

The following table summarizes Talecris’ significant R&D projects and expenses for the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007

Life Cycle Management
Gamunex IVIG CIDP	$—	$—	$200	$600	$1,100
Prolastin-C A1PI	$2,200	$2,000	$2,200	$3,900	$6,500
Prolastin Alpha-1 Aerosol	$1,900	$7,200	$8,900	$6,100	$5,700
Gamunex subcutaneous administration	$200	$600	$1,400	$3,300	$5,700
New Product Candidates
Plasmin and recombinant Plasmin	$20,700	$12,300	$25,500	$18,500	$13,200
Other recombinant product candidates	$6,600	$3,100	$4,700	$4,000	$—

Additional information regarding the status of Talecris’ life cycle management activities and new product candidates is included in the section entitled “Information About Talecris — Overview of Business — Research and Development.”

The risks and uncertainties associated with failing to complete development on schedule and the consequences to operations, financial position, and liquidity if a project is not completed timely are not expected to be material in the near term. Talecris may reallocate its spending between product life cycle management and new product development as opportunities are assessed. Talecris is unable to estimate the nature, timing, or costs to complete, if ever, of its projects due to the numerous risks and uncertainties associated with developing therapeutic protein products. These risks and uncertainties are described below as well as in the section entitled “Risk Factors.”

Before obtaining regulatory approval for the sale of its product candidates, Talecris must conduct extensive preclinical testing to demonstrate the safety of its product candidates in animals and clinical trials to demonstrate the safety and efficacy of its product candidates in humans. Similar trials are required prior to marketing existing products for new indicated uses. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and are uncertain as to the outcome. A failure of one or more of Talecris’ clinical trials can occur in any stage of testing. Talecris may experience events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent its ability to receive regulatory approval or commercialization of its product candidates or cause higher than expected expenses, many of which are beyond Talecris’ control. There are many factors that could delay or prevent regulatory approval or commercialization of its product candidates. Talecris has included these risk factors elsewhere in this joint proxy statement/prospectus in the section titled “Risk Factors — Risks Relating to the Business of Talecris — Talecris may not be able to commercialize products in development.”

Talecris’ product development costs will also increase if it experiences delays in testing or approvals. Talecris does not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which Talecris may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before Talecris does and impair Talecris’ ability to commercialize its products or product candidates.

Even if clinical trials are successful, Talecris may still be unable to commercialize the product due to difficulties in obtaining regulatory approval for the process or problems in scaling to commercial production.

Additionally, if produced, the product may not achieve the level of acceptance by physicians, patients, healthcare payors and others in the medical community to be profitable. The degree of acceptance of Talecris’ product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond Talecris’ control. Additionally, even once approved, Talecris may need to conduct post-marketing clinical trials, the failure of which may result in loss of acceptance.

Basis of Presentation

Talecris’ consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. The effects of business acquisitions have been included in Talecris’ consolidated financial statements from their respective date of acquisition.

The comparability of Talecris’ financial results is impacted by significant events and transactions during the periods presented as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability.”

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which is referred to as U.S. GAAP, requires Talecris to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities. A detailed description of Talecris’ significant accounting policies is included in the footnotes to Talecris’ audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

There have been no significant changes in Talecris’ application of its critical accounting policies and estimates during the nine months ended September 30, 2010 as compared to the prior year. Talecris periodically reviews its critical accounting policies and estimates with the audit committee of the Talecris Board of Directors.

Talecris believes that certain of its accounting policies are critical because they are the most important to the preparation of its consolidated financial statements. These policies require Talecris’ most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. Talecris applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in Talecris’ application of its critical accounting policies during the periods presented. Talecris periodically reviews its critical accounting policies and estimates with the audit committee of the Talecris Board of Directors. The following is a summary of accounting policies that Talecris considers critical to its consolidated financial statements.

Revenue Recognition and Gross-to-Net Revenue Adjustments

Talecris recognizes revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. The recognition of revenue is deferred if there are significant post-delivery obligations, such as customer acceptance.

Allowances against revenues for estimated discounts, rebates, administrative fees, chargebacks, shelf-stock adjustments and other items are established by Talecris concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to Talecris’ customers generally do not allow a right of return. In the rare instances in which Talecris grants a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met.

Talecris has supply agreements with its major distributors, which require them to purchase minimum quantities of Talecris’ products. Talecris regularly reviews the supply levels of its products on hand at major distributors, primarily by analyzing inventory reports supplied by these distributors, available data regarding the sell-through of its products, its internal data and other available information. When Talecris believes distributor inventory levels have increased relative to underlying demand, it evaluates the need for sales return allowances. Factors that influence the allowance include historical sales return activity, levels of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf-life, pricing and competition. Sales returns have not been significant during the periods presented.

Talecris has agreed to reimburse a group of its international distributors for their selling, general and administrative expenses, which is referred to as SG&A, under the terms of Talecris’ distribution agreements. Talecris has reflected these charges as a reduction of net revenue.

Revenue from milestone payments for which Talecris has no continuing performance obligations is recognized upon achievement of the related milestone. When Talecris has continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as Talecris completes its performance obligations.

Talecris evaluates revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. In transactions that contain multiple elements, Talecris recognizes revenue as each product is delivered or service is provided to the customer. Talecris allocates the total arrangement consideration to each element based on its relative fair value, which is based on the price for the product or service when it is sold separately.

Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized, and primarily represent rebates to government agencies, chargebacks to wholesalers and distributors, and customer prompt pay discounts. These gross-to-net revenue adjustments are described below.

Talecris offers rebates to some classes of trade, which it accounts for by establishing an accrual at the time the sale is recorded in an amount equal to its estimate of rebates attributable to each sale. Talecris determines its estimate of the rebates primarily based on historical experience and current contract arrangements. Talecris considers the sales performance of products subject to rebates and the levels of inventory in the distribution channel and adjusts the accrual periodically to reflect actual experience. For the portion of these rebates that is settled as part of the product sale, there is no lag in the recognition of the rebate. The portion which is accrued upon sale is settled upon resale by Talecris’ distributors. Due to the limited classes of trade that participate in rebate programs and Talecris’ visibility of inventories in the channel, adjustments for actual experience have not been material.

Talecris participates in state government-managed Medicaid programs. Talecris accounts for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to its estimate of the Medicaid rebate claims attributable to such sale. Talecris determines its estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. Talecris considers outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjusts the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one- to two-quarter lag, any adjustments for actual experience have not been material.

As of September 30, 2010, Talecris’ allowance for managed health care and Medicaid rebates and other items was $26.1 million. A hypothetical 10% change in payments made for managed health care and Medicaid rebates for the nine months ended September 30, 2010 would not have a material impact to Talecris’ consolidated results of operations.

Talecris enters into agreements with some customers to establish contract pricing for its products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when Talecris’ products are purchased from wholesalers by these entities at the contract price which is less than the price charged by Talecris to the wholesaler, Talecris provides the wholesaler with a credit referred to as a chargeback. Talecris records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Talecris’ estimate of the wholesaler inventory levels, and the expected sell-through of Talecris’ products by the wholesalers at the contract price is based on historical chargeback experience and other factors. Talecris periodically monitors the factors that influence its provision for chargebacks, and makes adjustments when it believes that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

As of September 30, 2010, Talecris’ allowance for chargebacks was $3.9 million. A hypothetical 10% change in credits issued for chargebacks for nine months ended September 30, 2010 would not have a material impact to Talecris’ consolidated results of operations.

Talecris’ sales terms generally provide for up to a 2% prompt pay discount on domestic and international sales. Talecris believes that its sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at Talecris’ best estimate of the accruals at the time of the sale. Actual sales allowances incurred are dependent upon future events. Talecris periodically monitors the factors that influence sales allowances and makes adjustments to these provisions when Talecris believes that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts. As these prompt pay discounts are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

As of September 30, 2010, Talecris’ allowance for cash discounts was $1.9 million. A hypothetical 10% change in credits issued for cash discounts for the nine months ended September 30, 2010 would not have a material impact to Talecris’ consolidated results of operations.

Shelf-stock adjustments are credits issued to customers to reflect decreases in the selling prices of products. Agreements to provide this form of price protection are customary in Talecris’ industry and are intended to reduce a customer’s inventory cost to better reflect current prices. Shelf-stock adjustments are based upon the amount of product that customers have remaining in their inventories at the time of a price reduction. The extent of any price reduction would be discretionary. Any amounts recorded for estimated price adjustments would be based upon the specific terms with customers, estimated declines in price, and estimates of inventory held by the customer. Talecris has not experienced material shelf-stock adjustments during the periods presented as a result of the demand for plasma-derived products outpacing the supply due to constraints in Talecris’ industry. Recently, product supply and demand have become more balanced. Talecris could experience material shelf-stock adjustments in the future in the event that the supply-demand dynamic become unbalanced and resulted in price declines.

Talecris utilizes information from external sources to estimate its significant gross-to-net revenue adjustments. Talecris’ estimates of inventory at wholesalers and distributors are based on written and oral information obtained from certain wholesalers and distributors with respect to their inventory levels and sell-through to customers. The inventory information received from wholesalers and distributors is a product of their record-keeping process. Talecris’ estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations, including lags between the date as of which the third-party information is generated and the date on which Talecris receives third-party information. Talecris believes, based on its experience, that the information obtained from external sources provides a reasonable basis for Talecris’ estimate.

The following table summarizes Talecris’ gross-to-net revenue adjustments expressed in dollars and percentages:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007

Gross product revenue	$1,238,352	$1,188,010	$1,593,995	$1,389,542	$1,251,879
Chargebacks	(21,910)	(18,488)	(24,380)	(13,927)	(13,268)
Cash discounts	(15,162)	(14,113)	(18,710)	(15,147)	(12,918)
Rebates and other	(29,002)	(32,532)	(42,397)	(24,008)	(26,719)
SG&A reimbursements	—	—	(754)	(1,910)	(2,288)

Product net revenue	$1,172,278	$1,122,877	$1,507,754	$1,334,550	$1,196,686

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007

Gross product revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Chargebacks	(1.8)%	(1.6)%	(1.5)%	(1.0)%	(1.1)%
Cash discounts	(1.2)%	(1.2)%	(1.2)%	(1.1)%	(1.0)%
Rebates and other	(2.3)%	(2.7)%	(2.7)%	(1.7)%	(2.1)%
SG&A reimbursements	—	—	—	(0.1)	(0.2)%

Product net revenue	94.7%	94.5%	94.6%	96.1%	95.6%

The following table provides a summary of activity with respect to Talecris’ allowances:

		Cash	Rebates and
	Chargebacks	Discounts	Other	Total

Balance at December 31, 2006	$1,871	$970	$6,931	$9,772
Provisions	13,268	12,918	26,719	52,905
Credits issued	(12,451)	(12,814)	(22,218)	(47,483)

Balance at December 31, 2007	2,688	1,074	11,432	15,194
Provisions	13,927	15,147	24,008	53,082
Credits issued	(12,752)	(14,727)	(23,029)	(50,508)

Balance at December 31, 2008	3,863	1,494	12,411	17,768
Provisions	24,380	18,710	42,397	85,487
Credits issued	(23,981)	(18,930)	(28,381)	(71,292)

Balance at December 31, 2009	4,262	1,274	26,427	31,963
Provisions	21,910	15,162	28,643	65,715
Credits issued	(22,270)	(14,542)	(29,002)	(65,814)

Balance at September 30, 2010	$3,902	$1,894	$26,068	$31,864

As discussed elsewhere in this joint proxy statement/prospectus, the recently enacted healthcare reform legislation increased the size of Medicaid rebates paid by drug manufacturers from 15.1% to 23.1% of the AMP, with a limitation of this increase on clotting factors to 17.1% of the AMP.

The increase in the provisions for chargebacks during 2010 as compared to prior periods was largely due to increased sales related to government contracts. Rebates and other adjustments were also impacted by the reduction of channel inventories during 2010. The increase in the provision for rebates and other for the year ended December 31, 2009 as compared to the years ended December 31, 2008 and 2007 was primarily due to higher GPO fees, Medicaid rebates, and the potential Canadian pricing adjustment, among others. The increase in the provision for chargebacks for the year ended December 31, 2009 as compared to the years ended December 31, 2008 and 2007 was due largely to increased sales related to government contracts.

Concentrations of Credit Risk

Talecris’ accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians’ offices, patients and others. Talecris’ concentrations with customers that represented more than 10% of Talecris’ accounts receivable, net were

•	At September 30, 2010: AmeriSource Bergen — 13.3%; FFF Enterprise, Inc. — 12.2%

•	At December 31, 2009: FFF Enterprise, Inc. — 14.6%

•	At December 31, 2008: FFF Enterprise, Inc. — 15.0%; AmeriSource Bergen — 14.0%

The following table summarizes Talecris’ concentrations with customers that represented more than 10% of Talecris’ total net revenue:

	Nine Months
	Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007

FFF Enterprise Inc.	14.0%	14.1%	14.4%	12.8%	18.2%
AmeriSource Bergen	13.9%	12.8%	12.3%	12.0%	14.9%
Canadian Blood Services	NA	NA	NA	10.6%	10.5%

In the event that any of these customers were to suffer an adverse downturn in their business or a downturn in their supply needs, Talecris’ business could be materially adversely affected. Additional information regarding customer concentrations is included in the section entitled “Risk Factors — Risks Relating to the Business of Talecris — A substantial portion of Talecris’ revenue is derived from a small number of customers, and the loss of one or more of these customers could have a material adverse effect on Talecris.”

Income Taxes

Talecris calculates a provision for, or benefit from, income taxes using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A reduction in the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the available evidence, it is more likely than not that the assets will not be realized. Accordingly, Talecris periodically assesses the need to establish valuation allowances for deferred tax assets based on the more-likely-than-not realization threshold criterion. In assessing the need for a valuation allowance, Talecris considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

Talecris establishes reserves for uncertain income tax positions, based on the technical support for the positions, its past audit experience with similar situations, and potential interest and penalties related to the matters. Talecris’ recorded reserves represent its best estimate of the amount, if any, that it will ultimately be required to pay to settle such matters. The resolution of Talecris’ uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although Talecris does not anticipate significant changes to its uncertain income tax positions in the next twelve months, items outside of Talecris’ control could cause Talecris’ uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in its consolidated income statements. Interest and penalties related to unrecognized tax benefits are recognized as a component of Talecris’ income tax provision.

Share-Based Compensation

Talecris has long-term incentive plans which provide for the grant of awards in the form of incentive stock options, non-qualified stock options, share appreciation rights, restricted stock, restricted stock units (“RSUs”), unrestricted shares of common stock, deferred share units, and performance share units to eligible employees, directors, and consultants. Talecris values share-based compensation at the grant date using a fair value model and recognizes this value as expense over the employees’ requisite service period, typically the period over which the share-based compensation vests. Talecris classifies share-based compensation costs consistent with each grantee’s salary. Talecris records corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in capital.

The fair value of Talecris common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that Talecris will be required to record over the vesting period. Given the absence of a trading market for Talecris common stock on grant dates prior to October 1, 2009, the Talecris Board of Directors, or special dividend committee or compensation committee designated by the Talecris Board of Directors estimated the fair value of Talecris common stock contemporaneously with each grant using numerous objective and subjective factors. These factors included: (i) Talecris’ stage of development, Talecris’ efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) business conditions and business challenges at the time; (iv) available market data, including observable market transactions, and valuations for comparable companies; (v) the illiquid nature of Talecris’ stock options and stock grants; and (vi) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of Talecris, given prevailing market conditions at the grant date. In making the assessment of common stock fair value on each award date, the Talecris Board of Directors or designated committee of the Talecris Board of Directors considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the “Probability-Weighted Expected Return Method,” which provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios. For option awards granted on October 1, 2009, the fair value of Talecris common stock was determined to be the IPO price per share of $19.00. For option awards granted subsequent to its IPO, Talecris considers the fair value of Talecris common stock to be the closing share price as reported by The NASDAQ Global Select Market on the grant date.

Talecris estimates the fair value of stock options at the grant date using a Black-Scholes option pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility and dividend yield. There was no trading market for Talecris common stock or stock options on grant dates prior to October 1, 2009, and there is limited trading history for Talecris common stock subsequent to October 1, 2009. Therefore, Talecris’ application of the Black-Scholes pricing model has incorporated historical volatility measures of similar public companies. A forfeiture rate based on historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, Talecris may be required to make additional adjustments to compensation expense in future periods. Talecris’ valuation utilized a dividend yield of zero. Talecris believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of Talecris’ stock options on their grant dates. Estimates of the values of these grants are not intended to predict actual future events or the value ultimately realized by employees who receive such awards.

Service-based awards vest annually in equal amounts over the vesting period. Performance-based awards vest annually upon the achievement of corporate performance objectives which are established by the Talecris Board of Directors. Talecris makes assessments as to whether the performance conditions related to the performance-based awards will be achieved. Talecris records compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in Talecris’ option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options could be different. In addition, if Talecris had made different assumptions and estimates than those described above, the amount of Talecris’ recognized and to be recognized stock-based compensation expense, net income, and earnings per share amounts could have been materially different.

Additional information regarding the assumptions used in Talecris’ accounting for share-based compensation awards is included in the footnotes to Talecris’ audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Accounts Receivable, net

Accounts receivable, net, consists of amounts owed to Talecris by its customers on credit sales with terms generally ranging from 30 to 150 days from the date of invoice and are presented net of an allowance for doubtful accounts receivable on Talecris’ consolidated balance sheets.

Talecris maintains an allowance for doubtful accounts receivable for estimated losses resulting from its inability to collect from customers. In extending credit, Talecris assesses its customers’ creditworthiness by, among other factors, evaluating the customers’ financial condition, credit history and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of its allowance for doubtful accounts receivable, Talecris primarily analyzes accounts receivable balances, the percentage of accounts receivable by aging category and historical bad debts. Talecris also considers, among other things, customer concentrations and changes in customer payment terms or payment patterns.

If the financial conditions of Talecris’ customers were to deteriorate, resulting in an impairment of their ability to make payments or Talecris’ ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than Talecris’ estimates included in determining the allowance, the allowance would be adjusted through charges or credits to SG&A in Talecris’ consolidated income statement in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. While its credit losses have historically been within Talecris’ expectations and the allowance established, Talecris may not continue to experience the same credit loss rates that it has in the past. At September 30, 2010, Talecris’ allowance for doubtful accounts receivable was $2.6 million.

Inventories

Inventories consist of raw material, work-in-process and finished goods held for sale and are stated at the lower of cost or market, which approximates actual costs determined on a first-in, first-out basis and market being determined as the lower of replacement cost or estimated net realizable value. Talecris establishes inventory reserves through inventory impairment provision charges to cost of goods sold when conditions indicate that the selling price could be less than cost. These inventory impairment provisions establish a lower cost basis for the inventory.

Talecris’ raw materials, particularly plasma, are susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma by Talecris or third-party suppliers may require Talecris to destroy some of its raw material. If the damaged or contaminated plasma is not identified and discarded prior to the release of the plasma to Talecris’ manufacturing process, it may be necessary to discard intermediate or finished products that are made from that plasma, resulting in a charge to cost of goods sold. In the event that Talecris determines that the plasma was not collected in accordance with Talecris’ standard operating procedures (“SOP”) or in a cGMP-compliant fashion or that the collection center is unable to obtain FDA licensure, Talecris may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods sold during the period the plasma is determined to be unrealizable. From time to time, Talecris has experienced significant impairment charges to cost of goods sold related to raw plasma that was collected or stored in a manner not consistent with Talecris’ SOP or cGMP, such as the $23.3 million charge Talecris recorded during the first half of 2008, as discussed further in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability — Plasma Center cGMP Issue.”

The manufacture of Talecris’ plasma-derived products is an extremely complex process of fractionation, purification, filling and finishing. Although Talecris attempts to maintain high standards for product testing, manufacturing, process controls and quality assurance, Talecris’ products can become non-releasable, or otherwise fail to meet Talecris’ stringent specifications through a failure of one or more of these processes. Extensive testing is performed throughout the manufacturing process to ensure the safety and effectiveness of Talecris’ products. Talecris may, however, detect instances in which an unreleased product was produced without adherence to Talecris’ SOP or cGMP. Such an event of noncompliance would likely result in Talecris’ determination that the product should not be released and therefore would be destroyed, resulting in a charge to cost of goods sold. While Talecris expects to write off small amounts of work-in-process inventory in the ordinary course of business, unanticipated events may lead to write-offs and other costs materially in excess of Talecris’ expectations. Such write-offs and other costs could cause material fluctuations in Talecris’ profitability.

Once Talecris has manufactured its plasma-derived products, they must be handled carefully and kept at appropriate temperatures. Talecris’ failure, or the failure of third parties that supply, ship or distribute Talecris’ products, to properly care for Talecris’ products may require that those products be destroyed, resulting in a charge to cost of goods sold. Talecris’ finished goods are also subject to physical deterioration, obsolescence, reductions in estimated future demand and reductions in selling prices. Talecris generally records an inventory impairment provision for finished goods inventory six months prior to its expiry date when Talecris does not reasonably expect to sell the product prior to expiration.

Talecris capitalizes the cost of unlicensed plasma when, based on its judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in Talecris’ manufacturing processes to make finished product until all regulatory approvals have been obtained, Talecris has determined that it is probable that its plasma inventories are realizable. As part of the FDA licensing process for plasma collection centers, Talecris is initially permitted to collect plasma utilizing the procedures and Quality Systems implemented and approved under Talecris’ existing Biologics License Application (“BLA”) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, Talecris is permitted to sell or utilize previously collected plasma in the manufacturing of final product. Talecris believes that its cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established Quality Systems and consistency with achieving licensure support Talecris’ capitalization of unlicensed plasma. Total unlicensed plasma and related testing costs included in Talecris’ raw material inventories was $5.4 million at September 30, 2010.

Impairment Reviews

Talecris evaluates the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually as of December 31 or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value-based test. This test requires Talecris to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

Talecris reviews the carrying amounts of other long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Talecris periodically evaluates whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of Talecris’ long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. An example of such a change in circumstances includes a significant adverse change in the extent or manner in which an asset is being used.

Recent Accounting Pronouncements Applicable to Talecris

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance regarding multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the guidance retrospectively for all prior periods. Talecris does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements or related disclosures.

In August 2009, the FASB released new accounting guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. Talecris does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements or related disclosures.

In May 2009, the FASB issued authoritative guidance for subsequent events, which is effective for interim and annual financial statements ending after June 15, 2009. The guidance establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. In February 2010, the FASB amended its previously issued authoritative guidance related to subsequent events. Effective immediately, the FASB retracted the requirement to disclose the date through which subsequent events have been evaluated for an SEC filer.

On January 30, 2009, the SEC released the final rules requiring all registered companies to use eXtensible Business Reporting Language (“XBRL”) when submitting financial statements to the SEC. The new rules initially will require interactive data reporting only by domestic and foreign large accelerated filers that prepare their financial statements in accordance with U.S. GAAP and have a worldwide public common equity float above $5.0 billion for their first quarterly period ending after June 15, 2009 and all reporting periods thereafter. Talecris expects to be required to file using XBRL beginning with its quarterly reporting period ending March 31, 2011.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, Talecris may be required in fiscal 2015 to prepare financial statements in accordance with IFRS. However, the SEC announced it will make a determination in 2011 regarding the mandatory adoption of IFRS. Talecris is currently assessing the impact that this potential change would have on its consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

In March 2008, the FASB revised authoritative guidance for disclosures about derivative financial instruments and hedging activities. This guidance requires disclosures about derivatives and hedging activities including enhanced disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted and (c) how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not materially impact Talecris’ financial statement disclosures.

In December 2007, the FASB issued authoritative guidance, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners. The authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on Talecris’ consolidated financial statements based on its current ownership interests.

Matters Affecting Comparability

Talecris believes that the comparability of its financial results between the periods presented is significantly impacted by the following items:

Definitive Merger Agreement with Grifols

Talecris has entered into agreements with investment bankers related to its definitive merger agreement with Grifols. Talecris incurred fees totaling $2.5 million under these agreements during 2010. Talecris is obligated to pay additional fees totaling $21.3 million upon successful closing of the transaction. During 2010, Talecris also incurred legal, accounting, and other fees of $11.6 million associated with the merger agreement.

Under the terms of the merger agreement with Grifols, Talecris is permitted to offer retention amounts up to a total of $15.0 million to employees. As of September 30, 2010, Talecris has offered retention amounts totaling approximately $10.3 million to employees, of which $2.9 million was paid during 2010 and the remaining amounts are expected to be paid in 2011, subject to the terms of the retention agreements. Talecris incurred retention expenses, including fringe benefits, of $3.7 million during the nine months ended September 30, 2010. The remaining retention amounts will likely be recognized ratably through the second quarter of 2011.

Financial Impact of IPO and Refinancing Transactions

The following table summarizes the changes to Talecris’ indebtedness during 2009, including the impact from the application of the net proceeds to Talecris of $519.7 million from its IPO and the net proceeds to Talecris of $583.9 million from its refinancing transactions:

	December 31,	2009 Net	October 6, 2009	October 21, 2009		December 31,
	2008	Repayments	IPO	Refinancing	Accretion	2009

Revolving Credit Facility	$179,941	$(124,348)	$—	$(55,593)	$—	$—
First Lien Term Loan	686,000	(5,250)	(389,812)	(290,938)	—	—
Second Lien Term Loan	330,000	—	(129,937)	(200,063)	—	—
7.75% Notes	—	—	—	600,000	—	600,000
Discount on 7.75% Notes	—	—	—	(4,074)	120	(3,954)

Total indebtedness	$1,195,941	$(129,598)	$(519,749)	$49,332	$120	$596,046

In addition to the debt principal repayments in the preceding table, Talecris used $28.7 million of the net proceeds to it from the issuance of the 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million and $8.6 million to pay accrued interest associated with Talecris’ then outstanding First and Second Lien Term Loans. In addition to the $4.1 million of discounts on the 7.75% Notes disclosed in the table above, approximately $12.0 million of commissions were deducted from the gross issuance proceeds. Subsequently, Talecris settled and terminated its remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. Talecris incurred other costs related to its IPO of $3.9 million, of which $1.3 million is included within SG&A in its consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on its December 31, 2009 consolidated balance sheet.

As a result of the IPO and refinancing transactions, Talecris recognized a charge during the fourth quarter of 2009 of $12.1 million to write-off previously deferred debt issuance costs related to its First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of its interest rate swap contracts. These charges, which totaled $43.0 million, are recorded within total other non-operating expense, net, in Talecris’ consolidated income statement for the year ended December 31, 2009. Talecris capitalized $14.9 million of debt issuance costs associated with the issuance of the 7.75% Notes and the revolving credit facility amendment.

The application of net proceeds to Talecris from its IPO to repay debt amounts has resulted in lower average borrowings in periods subsequent to the IPO and correspondingly lower interest expense. For the nine months ended September 30, 2010 and 2009, Talecris’ interest expense was $35.9 million and $59.5 million, respectively.

The following table summarizes changes in deferred debt issuance costs during the year ended December 31, 2009:

			Newly
			Capitalized
	December 31,		Debt Issuance		December 31,
	2008	Charges	Costs	Amortization	2009

Revolving Credit Facility	$3,014	$—	$1,545	$(1,041)	$3,518
First Lien Term Loan	9,629	(8,054)	—	(1,575)	—
Second Lien Term Loan	4,744	(4,087)	—	(657)	—
7.75% Notes	—	—	13,334	(392)	12,942

Total deferred debt issuance costs	$17,387	$(12,141)	$14,879	$(3,665)	$16,460

Comparability of Outstanding Common Shares and Pro Forma Diluted Earnings Per Common Share

As discussed elsewhere in this joint proxy statement/prospectus, Talecris completed its IPO and refinancing transactions during the fourth quarter of 2009. Talecris’ IPO consisted of 56,000,000 shares of Talecris common stock of which 28,947,368 shares were newly issued and sold by Talecris and 27,052,632 shares were sold by the selling stockholder, Talecris Holdings. Talecris used the net primary proceeds to it of $519.7 million to repay amounts outstanding under Talecris’ then existing First and Second Lien Term Loans. In connection with its IPO, Talecris also converted 1,000,000 shares of its Series A preferred stock and 192,310 shares of its Series B preferred stock into 85,846,320 shares of Talecris common stock and issued 2,381,548 shares of Talecris common stock to settle $45.3 million of accrued dividends upon the conversion of Talecris’ Series A and B preferred stock. The issuance of new common shares has resulted in a significant increase in the number of common shares used in Talecris’ computation of diluted earnings per common share. The application of the net primary proceeds to Talecris from its IPO to repay its then existing indebtedness has resulted in a significant reduction in interest expense subsequent to its IPO.

Talecris believes that the comparability of its financial results for the periods presented is enhanced by the following pro forma presentation of its diluted earnings per common share. In the table below, the pro forma diluted earnings per common share computation reflects an adjustment to net income for reduced interest expense as if the net primary proceeds to Talecris from its IPO of $519.7 million had been applied to repay its debt at the beginning of 2009, net of interest rate differences from Talecris’ 7.75% Notes issuance. The pro forma adjustment to the denominator reflects the impacts from the issuance of common shares to convert preferred stock, settle accrued dividends on the preferred stock, and complete the IPO as if these events occurred at the beginning of 2009.

	Nine Months Ended September 30,			Year Ended December 31,
	2010	2009	2009	2009	2009
	Actual	Actual	Pro Forma	Actual	Pro Forma

Net income	$149,014	$152,517	$152,517	$153,889	$153,889
Interest expense reduction due to debt repayment	—	—	5,833	—	5,555

Numerator	$149,014	$152,517	$158,350	$153,889	$159,444

Weighted average common shares outstanding	122,669,724	1,847,235	1,847,235	31,166,613	31,166,613
Adjustments:
Stock options and restricted shares	5,844,003	6,540,453	6,540,453	7,374,601	7,374,601
Series A preferred stock	—	71,736,264	71,736,264	53,654,795	53,654,795
Series B preferred stock	—	13,795,601	13,795,601	10,318,354	10,318,354
Shares issued for preferred stock dividend	—	—	2,372,824	—	1,774,743
Newly issued shares for IPO	—	—	28,947,368	—	22,047,585

Dilutive potential common shares	128,513,727	93,919,553	125,239,745	102,514,363	126,336,691

Diluted net income per common share	$1.16	$1.62	$1.26	$1.50	$1.26

Definitive Merger Agreement with CSL Limited (“CSL”)

On August 12, 2008, Talecris entered into a definitive merger agreement with CSL, the closing of which was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint challenging the merger and a complaint in federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid Talecris a merger termination fee of $75.0 million (after tax amount of $48.8 million) during the 2009 second quarter, which is included as other non-operating income in Talecris’ consolidated income statement for the 2009 periods presented. The U.S. Federal Trade Commission’s complaints were subsequently dismissed.

Talecris recorded retention expense, including fringe benefits, of $9.2 million and $5.6 million for the years ended December 31, 2009 and 2008, respectively, and $8.3 million for the nine months ended September 30, 2009. Talecris classified the cost of this retention program consistent with each recipient’s salary. Talecris made payments of approximately $13.3 million under this retention program during 2009. All retention amounts were paid during 2009.

Talecris incurred legal and other costs associated with the regulatory review process of $6.0 million and $8.3 million during the years ended December 31, 2009 and 2008, respectively, and $6.0 million for the nine months ended September 30, 2009, which are included in SG&A in Talecris’ consolidated income statements.

Foreign Corrupt Practices Act (“FCPA”)

Talecris is conducting an internal investigation into potential violations of the FCPA that it became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of the Talecris Board of Directors. During the nine months ended September 30, 2010 and 2009 and during the year ended December 31, 2009, Talecris incurred $3.8 million, $6.3 million and $8.0 million, respectively, of legal costs associated with its internal investigation into this matter, which are recorded in SG&A in its consolidated income statement. Additional information regarding Talecris’ investigation into potential violations of the FCPA is included in the footnotes to Talecris’ consolidated financial statements and in the section entitled “Risk Factors.”

Unabsorbed TPR Infrastructure and Start-Up Costs

Talecris’ cost of goods sold includes $5.2 million and $34.1 million for the nine months ended September 30, 2010 and 2009, respectively, and $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of Talecris’ plasma collection center platform. Until Talecris’ plasma collection centers reach normal operating capacity, Talecris charges unabsorbed overhead costs directly to cost of goods sold. The reduction in unabsorbed TPR infrastructure and start-up costs during the periods presented resulted primarily from the maturation of Talecris’ plasma collection center platform as well as higher plasma volumes collected, improved center labor efficiencies and lower support costs. Talecris believes it has substantially eliminated unabsorbed TPR infrastructure and start-up costs and as a result, Talecris expects that the TPR excess period costs will continue to decline in 2010 as compared to prior periods.

Plasma Center cGMP Issue

During the first and second quarters of 2008, Talecris incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from its SOP and cGMP at one of its plasma collection centers. Talecris’ preliminary investigations concluded that the deviations from its SOP and cGMP resulted in impairments to the related raw material and work-in-process inventories as it concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, Talecris determined that certain impacted inventories were saleable. Talecris records recoveries directly to cost of goods sold after the impacted material is converted into final products and sold to third parties. During the years ended December 31, 2009 and 2008, Talecris recorded recoveries of $1.9 million and $17.5 million, respectively. For the year ended December 31, 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million for 2008. Talecris does not expect to recognize significant further recoveries of the impacted inventories.

Customer Settlement

Talecris settled a dispute with a customer in September 2007 regarding intermediate material manufactured by it, which is used by this customer in their manufacturing process. Talecris recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which it recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product and sold to other customers. During 2008, Talecris recorded an additional inventory impairment provision of $2.6 million related to this dispute for products held in Europe, for which it recovered $0.8 million and $1.8 million during 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product and sold to other customers. As a result of this customer settlement, Talecris increased production of contracted PPF powder and experienced a change in product sales mix from albumin to contracted PPF powder during 2008.

Share-Based Compensation Awards

Talecris has long-term incentive plans, which provide for the grant of awards in the form of incentive stock options, non-qualified stock options, share appreciation rights, restricted stock, restricted stock units (RSU’s), unrestricted shares of common stock, deferred share units, and performance share units, to eligible employees, directors, and consultants.

The following table summarizes Talecris’ share-based compensation expense:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007

SG&A	$10,480	$34,379	$40,968	$33,780	$18,612
R&D	896	1,692	2,303	2,361	1,396

Total operating expenses	11,376	36,071	43,271	36,141	20,008
Cost of goods sold	2,827	3,554	4,275	2,566	1,233

Total expense	$14,203	$39,625	$47,546	$38,707	$21,241

In addition to incremental share-based compensation expense associated with stock-based compensation awards granted during the periods presented, the following items have impacted the comparability of Talecris’ share-based compensation expense:

•	The decrease in share-based compensation expense during 2010 was primarily driven by the final vesting of awards under the 2005 Stock Option and Incentive Plan on April 1, 2010 and the majority of the awards under Talecris’ 2006 Restricted Stock Plan on March 31, 2010. In addition, a combination of an adjustment during the 2010 first quarter as a result of actual award forfeitures being higher than initially estimated as well as the acceleration of certain option awards to Talecris’ Chairman and Chief Executive Officer during the 2009 third quarter (discussed further below) further impacted the comparability of share-based compensation expense between the periods presented;

•	During the third quarter of 2009, Talecris entered into an amended and restated employment agreement with its Chairman and Chief Executive Officer which included accelerating the vesting of options to purchase 1,008,000 shares of Talecris common stock at an exercise price of $21.25 per common share to August 19, 2009. The acceleration of these options resulted in the recognition of a non-cash charge of $11.8 million of compensation expense during 2009. Options to purchase these shares were previously scheduled to vest in April of 2010 (504,000 options) and April 2011 (504,000 options);

•	During the second quarter of 2008, the compensation committee of the Talecris Board of Directors amended the exercise price of 570,400 stock options outstanding to certain employees from $21.25 per share to $11.00 per share and also amended the exercise price of 17,152 stock options outstanding to certain members of the Talecris Board of Directors from $21.25 per share to $11.00 per share. The stock options that were re-priced were granted during 2007;

•	During the first quarter of 2008, the Talecris Board of Directors revised the 2008 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, Talecris began recognizing compensation cost related to the performance-based component of stock options scheduled to vest on April 1, 2010 based on its probability assessment of achieving the related performance objectives;

•	During the third quarter of 2007, the compensation committee of the Talecris Board of Directors approved an amendment to Talecris’ then existing 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1, 2009 and 2010;

•	During the third quarter of 2007, the compensation committee of the Talecris Board of Directors approved the 2008 and 2009 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009 and 2010. The objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2009 were subsequently modified during the first quarter of 2008 as indicated above; and

•	During the first quarter of 2007, the compensation committee of the Talecris Board of Directors approved the 2007 corporate objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2008.

The following table summarizes the estimated remaining unrecognized compensation cost related to Talecris’ share-based compensation program as of September 30, 2010 and the weighted average period over which non-cash compensation cost is expected to be recognized:

		Weighted-
	Unrecognized	Average
	Compensation	Period
	Cost	(Years)

Stock options	$4,523	2.35
Restricted share awards	2,163	0.50
RSUs	7,298	2.41
Performance share awards	3,894	2.50

Total	$17,878

In addition to the unrecognized compensation cost included in the table above, at September 30, 2010, $1.9 million of compensation cost was included in inventory on Talecris’ consolidated balance sheet, which Talecris expects to be recognized as non-cash compensation expense in its consolidated income statement primarily within the next twelve months. The amount of share-based compensation expense that Talecris will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based awards, differences between Talecris’ anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance award vesting, and other actions by the Talecris Board of Directors or its compensation committee.

Transition-Related Activities

Talecris incurred costs associated with the development of its internal capabilities to operate as a stand-alone company apart from Bayer, which is referred to as transition and other non-recurring costs, which was completed in 2007. These costs related primarily to consulting services associated with the development of an internal infrastructure to assume international sales and marketing, customer service, contract administration and government price reporting, human resources, finance, information technology, regulatory and compliance functions. Talecris incurred transition and non-recurring costs of $15.3 million for the year ended December 31, 2007.

Litigation Settlement

Talecris was a co-plaintiff along with Bayer Healthcare (“Bayer”) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare (collectively, “Baxter”). In this case, filed in 2005, we, as exclusive licensee of Bayer’s U.S. Patent No. 6,686,191 (the ’191 patent), alleged that Baxter by its manufacture and importation of its liquid IVIG product, Gammagard Liquid, had infringed the ’191 patent. Talecris entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement,

(i) Baxter paid Talecris $11.0 million, (ii) Baxter will pay Talecris for a period of four years from the settlement date an amount comprising 1.2% of Baxter’s net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter provided Talecris with approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the Settlement Agreement (fair value of $1.8 million determined by reference to similar raw material purchases that Talecris has made in the past as well as current market conditions), and (iv) Talecris will grant Baxter certain sublicense rights in the ’191 patent and its foreign counterparties.

Talecris incurred legal fees related to this litigation of $5.7 million during the year ended December 31, 2007, which were recorded within SG&A in its consolidated income statement. During the year ended December 31, 2007, Talecris recorded $12.9 million related to the settlement in other non-operating income in its consolidated income statement.

Income Taxes

Talecris records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. In assessing the need for a valuation allowance, Talecris considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of its analysis, during the third quarter of 2007, Talecris concluded that it was more likely than not that its deferred tax assets would be realized. The release of the remaining valuation allowance related to Talecris’ deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the first three quarters of 2007, Talecris also realized a portion of its deferred tax assets equal to the amount of its current Federal income tax provision.

Results of Operations

Talecris has included information regarding its results of operations in the following table. The subsequent discussion and analysis provides information which Talecris’ management believes is relevant to an assessment and understanding of Talecris’ consolidated results of operations. You are encouraged to read the following discussion and analysis of Talecris’ financial condition and results of operations together with Talecris’ consolidated financial statements and related footnotes included elsewhere in this joint proxy statement/prospectus. Additional information regarding significant matters affecting the comparability of Talecris’ results of operations is included in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability.”

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007

Net revenue:
Product	$1,172,278	$1,122,877	$1,507,754	$1,334,550	$1,196,686
Other	18,510	20,219	25,455	39,742	21,823

Total	1,190,788	1,143,096	1,533,209	1,374,292	1,218,509
Cost of goods sold	670,476	663,875	901,077	882,157	788,152

Gross profit	520,312	479,221	632,132	492,135	430,357
Operating expenses:
SG&A	205,007	213,913	289,929	227,524	189,387
R&D	50,832	51,728	71,223	66,006	61,336

Total	255,839	265,641	361,152	293,530	250,723

Income from operations	264,473	213,580	270,980	198,605	179,634
Other non-operating (expense) income:
Interest expense, net	(34,915)	(61,445)	(74,491)	(96,640)	(110,236)
Merger termination fee	—	75,000	75,000	—	—
Loss on extinguishment of debt	—	—	(43,033)	—	—
Equity in earnings of affiliate	599	296	441	426	436

Litigation settlement			—	—	12,937
Total	(34,316)	13,851	(42,083)	(96,214)	(96,863)

Income before income taxes	230,157	227,431	228,897	102,391	82,771
(Provision) benefit for income taxes	(81,143)	(74,914)	(75,008)	(36,594)	40,794

Net income	$149,014	$152,517	$153,889	$65,797	$123,565

Earnings per common share:
Basic	$1.21	$76.21	$4.56	$39.01	$65.58
Diluted	$1.16	$1.62	$1.50	$0.71	$1.36
Financial measures:
Gross margin	43.7%	41.9%	41.2%	35.8%	35.3%
Operating margin	22.2%	18.7%	17.7%	14.5%	14.7%
Effective income tax rate	35.3%	32.9%	32.8%	35.7%	(49.3)%

Primary Revenue and Expense Components

The following is a description of the primary components of Talecris’ revenue and expenses:

•	Product net revenue — Talecris’ product net revenue is presented net of allowances for estimated discounts, rebates, administrative fees, chargebacks and sales allowances. Talecris’ product net revenue is also presented net of SG&A reimbursements to certain international distributors.

•	Other net revenue — Talecris’ other net revenue primarily consists of royalties under its collaborative agreements, fees related to its settlement with Baxter, milestone revenues and revenue associated with other third-party contract services agreements at its Melville, New York facility.

•	Cost of goods sold — Talecris’ cost of goods sold includes material costs for the products it sells, which primarily consists of plasma and other costs associated with the manufacturing process, such as personnel costs, utilities, consumables and overhead. In addition, Talecris’ cost of goods sold includes packaging and distribution costs. The most significant component of Talecris’ cost of goods sold is plasma, which is the common raw material for Talecris’ primary products. Due to Talecris’ long manufacturing cycle times, which range from 100 days to in excess of 400 days for some specialty plasma in addition to a required 60 day pre-production holding period for plasma, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

•	Gross profit — Talecris’ gross profit is impacted by the volume and pricing of its finished products, its raw material costs, production mix, yield, and cycle times, as well as its production capacities and normal production shut-downs, and the timing and amount of release of finished product. Talecris’ profitability is significantly impacted by the efficiency of Talecris’ utilization of plasma including, but not limited to, the production yields Talecris obtains, the product reject rates that Talecris experiences and the product through-put that Talecris achieves.

•	SG&A — Talecris’ SG&A consists primarily of salaries and related employee benefit costs for personnel in executive, sales and marketing, finance, legal, information technology, human resources and other administrative functions, as well as fees for professional services, facilities costs and other general and administrative costs.

•	R&D — Talecris’ R&D includes the costs directly attributable to the conduct of research and development programs for new products and life cycle management. Such costs include salaries and related employee benefit costs; materials (including the material required for clinical trials); supplies; depreciation on and maintenance of R&D equipment; various services provided by outside contractors related to clinical development, trials and regulatory services; and the allocable portion of facility costs such as rent, depreciation, utilities, insurance and general support services. R&D expenses are influenced by the number and timing of in-process projects and the nature of expenses associated with these projects.

•	Interest expense, net — Talecris’ interest expense, net, consists of interest expense incurred on outstanding debt and derivative financial instruments and amortization of debt issuance costs and debt discount, offset by interest income and capitalized interest associated with the construction of plant and equipment.

•	Income tax (provision) benefit — Talecris’ income tax (provision) benefit includes United States Federal, state, local, and foreign income taxes, and is based on reported pre-tax income.

Nine Months Ended September 30, 2010 as Compared to Nine Months Ended September 30, 2009

The following discussion and analysis contains information regarding Talecris’ results of operations for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009:

	Nine Months Ended
	September 30,		Change
	2010	2009	$	%

Net revenue:
Product	$1,172,278	$1,122,877	$49,401	4.4%
Other	18,510	20,219	(1,709)	(8.5)%

Total	1,190,788	1,143,096	47,692	4.2%
Cost of goods sold	670,476	663,875	(6,601)	(1.0)%

Gross profit	520,312	479,221	41,091	8.6%
Operating expenses:
SG&A	205,007	213,913	8,906	4.2%
R&D	50,832	51,728	896	1.7%

Total	255,839	265,641	9,802	3.7%

Income from operations	264,473	213,580	50,893	23.8%
Other non-operating (expense) income:
Interest expense, net	(34,915)	(61,445)	26,530	43.2%
Merger termination fee	—	75,000	(75,000)	100.0%
Equity in earnings of affiliate	599	296	303	102.4%

Total	(34,316)	13,851	(48,167)	347.8%

Income before income taxes	230,157	227,431	2,726	1.2%
Provision for income taxes	(81,143)	(74,914)	(6,229)	(8.3)%

Net income	$149,014	$152,517	$(3,503)	(2.3)%

Earnings per common share:
Basic	$1.21	$76.21	$(75.00)	(98.4)%
Diluted	$1.16	$1.62	$(0.46)	(28.4)%
Financial measures:
Gross profit margin	43.7%	41.9%
Operating margin	22.2%	18.7%
Effective income tax rate	35.3%	32.9%

Net Revenue

The following table contains information regarding Talecris’ net revenue:

	Nine Months Ended
	September 30,		Change
	2010	2009	$	%

Product net revenue:
Gamunex IGIV	$642,693	$618,637	$24,056	3.9%
Prolastin A1PI	258,149	230,193	27,956	12.1%
Fraction V (Albumin and Plasmanate)	62,175	61,275	900	1.5%
Factor VIII (Koate DVI)	40,304	31,465	8,839	28.1%
Hyperimmunes	58,592	61,705	(3,113)	(5.0)%
Other	110,365	119,602	(9,237)	(7.7)%

Total product net revenue	1,172,278	1,122,877	49,401	4.4%
Other net revenue	18,510	20,219	(1,709)	(8.5)%

Total net revenue	$1,190,788	$1,143,096	$47,692	4.2%

	Nine Months Ended
	September 30,		Change
	2010	2009	$	%

U.S. product net revenue:
Gamunex IGIV	$489,800	$450,786	$39,014	8.7%
Prolastin A1PI	168,747	151,559	17,188	11.3%
Factor V (Albumin and Plasmanate)	39,445	32,547	6,898	21.2%
Factor VIII (Koate DVI)	12,629	9,072	3,557	39.2%
Hyperimmunes	45,588	51,720	(6,132)	(11.9)%
Other product net revenue	49,531	50,237	(706)	(1.4)%

Total U.S. product net revenue	$805,740	$745,921	$59,819	8.0%

International product net revenue
Gamunex IGIV	$152,893	$167,851	$(14,958)	(8.9)%
Prolastin A1PI	89,402	78,634	10,768	13.7%
Factor V (Albumin and Plasmanate)	22,730	28,728	(5,998)	(20.9)%
Factor VIII (Koate DVI)	27,675	22,393	5,282	23.6%
Hyperimmunes	13,004	9,985	3,019	30.2%
Other product net revenue	60,834	69,365	(8,531)	(12.3)%

Total international product net revenue	$366,538	$376,956	$(10,418)	(2.8)%

Talecris’ product net revenue was $1,172.3 million and $1,122.9 million for the nine months ended September 30, 2010 and 2009, respectively, representing an increase of $49.4 million, or 4.4%. The increase consisted of higher volumes of $41.8 million and improved pricing of $7.6 million, including the effects of unfavorable foreign exchange of $3.6 million.

The $24.1 million increase in Talecris’ Gamunex net revenue consisted of higher volumes of $27.4 million, partially offset by lower pricing of $3.3 million, including the effects of unfavorable foreign exchange of $1.0 million. Talecris experienced higher Gamunex volumes of $51.6 million in the U.S. and Europe, which were partially offset by lower volumes of $24.2 million in Canada and other international regions. Talecris experienced competitive pressures in Europe during 2009, which negatively impacted Talecris’ Gamunex volumes during the prior year period. Talecris’ 2010 Canadian volumes were negatively impacted by lower commercial sales to CBS as a result of their multi-source strategy as discussed above. Talecris’ 2010 Gamunex volumes in other international regions were negatively impacted by competitive pressures, Talecris’ ongoing internal investigation related to potential FCPA violations and tensions with Iran, which are discussed elsewhere in this joint proxy statement/prospectus. Talecris experienced lower pricing of $7.4 million in Europe and other international regions resulting from country mix as well as competitive pressures, partially offset by higher pricing of $4.1 million in the U.S. and Canada. Europe pricing included the effects of unfavorable foreign exchange of $1.0 million. Canadian pricing benefited from the annual price escalation, effective April 1, associated with Talecris’ commercial contracts with CBS and Hema Quebec. As indicated elsewhere in this joint proxy statement/prospectus, the recently enacted healthcare reform legislation increased the size of the Medicaid rebates paid by drug manufacturers from 15.1% to 23.1% of the AMP. Talecris has also experienced higher Medicaid utilization and GPO administrative fees during 2010. Although Talecris has experienced a favorable pricing environment in prior periods largely as a result of supply constraints, it expects pricing to be relatively flat given the current balance of supply and demand.

The $28.0 million increase in Talecris’ Prolastin net revenue consisted of higher volumes of $19.3 million and improved pricing of $8.7 million, including $2.7 million of unfavorable foreign exchange. The increase in volumes was driven by higher volumes of $18.7 million in Europe and the U.S., where Talecris experienced net patient gains during 2010. The increase in pricing was driven by higher pricing of $12.8 million in the U.S. and Canada, partially offset by lower pricing in Europe as a result of the effects of unfavorable foreign exchange. Talecris’ U.S. pricing was favorably impacted by price increases implemented in both the third quarter of 2010 and 2009. Talecris’ 2009 Canadian pricing was impacted by a negative pricing adjustment of $2.3 million during the 2009 first quarter related to a pricing dispute. Prolastin volumes are largely a function of Talecris’ ability to identify and enroll new patients as compared to the number of patients lost due to attrition and competition. Talecris’ ability to grow its European volumes will also depend on Talecris’ ability to obtain appropriate reimbursement on a country-by-country basis.

Talecris’ Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $0.9 million increase in Fraction V net revenues was driven by higher revenues of $10.1 million in the U.S., Canada, and Europe, partially offset by lower revenues of $9.2 million in other international regions. The reduction in revenues in other international regions resulted from opportunistic sales during 2009, which did not recur during 2010.

The $8.8 million increase in Factor VIII (Koate DVI) net revenue was driven by higher volumes of $12.3 million in the U.S. and other international regions as a result of supply availability and opportunistic sales. The benefit of the higher volumes was partially offset by lower pricing of $3.5 million, primarily due to country mix in other international regions. The $3.1 million decrease in hyperimmune revenue was driven by lower volumes of $10.3 million in the U.S. due to a customer systems issue, partially offset by higher U.S. pricing of $4.2 million and increased sales of $3.0 million in Canada and other international regions.

Talecris’ other product net revenue consists primarily of revenue related to its contract manufacturing agreements for IGIV and Fraction V with the two Canadian blood system operators, CBS and Hema Quebec, intermediate products, Thrombate III (human), and contracted PPF powder. The $9.2 million decrease in Talecris’ other product net revenue was primarily driven by lower contract manufacturing IGIV and Fraction V volumes of $5.9 million due to CBS’ multi-source strategy as well as lower intermediate product sales of $2.8 million and lower PPF powder sales of $4.6 million, partially offset by higher Thrombate III sales of $3.5 million. Sales of Talecris’ contracted PPF powder are expected to continue to decline in accordance with the related agreement and intermediate product revenues are opportunistic and may be lower in subsequent periods.

Additional information regarding Talecris’ revenue expectations for the remainder of 2010 is included in Talecris’ quarter over quarter discussion and analysis and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview,” included elsewhere in this joint proxy statement/prospectus.

Cost of Goods Sold and Gross Profit

Talecris’ gross profit was $520.3 million and $479.2 million for the nine months ended September 30, 2010 and 2009, respectively, representing gross margin of 43.7% and 41.9%, respectively. In general, Talecris’ gross margin and cost of goods sold are impacted by the volume and pricing of its finished products, its raw material costs, production mix, yield, and cycle times, as well as its production capacities and normal production shut-downs, and the timing and amount of release of finished product.

Talecris’ cost of goods sold was $670.5 million, or 56.3% of net revenue, for the nine months ended September 30, 2010, as compared to $663.9 million, or 58.1% of net revenue, for the nine months ended September 30, 2009. Talecris’ cost of goods sold benefited from lower TPR unabsorbed infrastructure and start-up costs of $28.9 million during the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009. Talecris’ cost of goods sold also benefited from lower costs of production of $18.0 million during the 2010 period primarily driven by production mix associated with the conversion to Talecris’ next generation A1PI product, Prolastin-C A1PI, as well as source mix. Talecris’ cost of goods sold was negatively impacted by $40.4 million of inventory impairments during the nine months ended September 30, 2010, an increase of $17.1 million compared to the same prior year period, primarily driven by higher provisions for work in process inventories. Project spending during the nine months ended September 30, 2010 was $31.2 million as compared to $22.2 million during the same prior year period, driven by spending related to Talecris’ new fractionation facility, Koate reengineering, and Thrombate III projects. Talecris experienced higher costs of $27.4 million associated with increased volumes during the nine months ended September 30, 2010 as compared to the same prior year period.

The largest component of Talecris’ cost of goods sold is the cost of source plasma, which represented greater than 50% of Talecris’ cost of goods sold for the periods presented. The overall cost of source plasma is impacted by the collection cost per liter, including donor fees, labor, soft goods, facility costs, testing, unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third parties, and variability in protein yields, among other factors. Talecris’ internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs decreased 4.1% for the nine months ended September 30, 2010 as compared to the same prior year period, primarily driven by lower unabsorbed TPR infrastructure and start-up costs and higher TPR plasma collections. Talecris’ acquisition cost per liter of third party plasma decreased 1.3% during the nine months ended September 30, 2010 as compared to the same prior year period. Due to Talecris’ long manufacturing cycle times, which range from 100 days to in excess of 400 days, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

Additional information regarding Talecris’ gross margin expectations for the remainder of 2010 is included in its quarter over quarter discussion and analysis and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Overview,” included elsewhere in this joint proxy statement/prospectus.

Operating Expenses

Talecris’ SG&A was $205.0 million and $213.9 million for the nine months ended September 30, 2010 and 2009, respectively, a decrease of $8.9 million, or 4.2%. The decrease in SG&A was driven by lower share-based compensation expense of $23.9 million as discussed previously, the absence of $11.0 million of legal and retention expenses related to Talecris’ terminated merger agreement with CSL, lower donations of $8.2 million, lower legal expenses of $2.5 million related to Talecris’ internal FCPA investigation, and the absence of $5.7 million of management fees to Talecris Holdings LLC as a result of the termination of the management agreement at the time of Talecris’ initial public offering. These items were partially offset by higher sales and marketing expenses of $16.0 million during the 2010 period as a result of Talecris’ sales force expansion, marketing of Talecris’ CIDP indication, Prolastin patient identification efforts, launch of Prolastin-C A1PI, as well as support for other products. In addition, Talecris incurred transaction related expenses of $14.1 million and retention expenses within SG&A of $2.8 million related to its definitive merger agreement with Grifols. During the nine months ended September 30, 2010, Talecris’ SG&A included $2.9 million of unfavorable foreign exchange as compared to favorable foreign exchange of $3.3 million during the same prior year period. As compared to the nine months ended September 30, 2009, Talecris’ 2010 SG&A also reflects incremental new public company expenses.

SG&A in future periods will be impacted by additional Grifols merger related transaction expenses such as legal and accounting costs as well as retention expenses as discussed further in the section titled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability,” included elsewhere in this joint proxy statement/prospectus.

Talecris’ R&D was $50.8 million and $51.7 million for the nine months ended September 30, 2010 and 2009, respectively. As a percentage of net revenue, R&D was 4.3% and 4.5% for the nine months ended September 30, 2010 and 2009, respectively. R&D expenses are influenced by the timing of in-process projects and the nature and extent of expenses associated with these projects. Additional information regarding Talecris’ research and development projects is included elsewhere in this joint proxy statement/prospectus. There have been no significant changes to Talecris’ new product candidates or life-cycle management projects since December 31, 2009, except that Talecris has decided not to initiate an aerosol trial with plasma-derived Prolastin A1PI. Talecris may resume development in the future of an aerosol formulation of A1PI if warranted with recombinant A1PI. Talecris anticipates that R&D will increase in subsequent periods primarily as a result of increased Plasmin clinical trials related to aPAO and ischemic stroke.

Talecris’ operating margin increased 350 basis points to 22.2% for the nine months ended September 30, 2010 as compared to 18.7% for the nine months ended September 30, 2009.

Total Other Non-Operating (Expense) Income, net

The primary recurring component of Talecris’ other non-operating (expense) income, net, is interest expense, which amounted to $35.9 million and $59.5 million for the nine months ended September 30, 2010 and 2009, respectively. The reduction in interest expense was driven by lower weighted average debt levels during the 2010 period. Talecris’ weighted average interest rates on its outstanding debt, excluding amortization of deferred debt issuance costs and debt discount, were 7.8% and 5.4% for the nine months ended September 30, 2010 and 2009, respectively. During the nine months ended September 30, 2010 and 2009, Talecris capitalized interest costs related to the construction of plant and equipment of $3.7 million and $1.4 million, respectively.

Talecris’ total other non-operating income, net, for the nine months ended September 30, 2009 includes the CSL merger termination fee of $75.0 million as discussed previously.

Provision for Income Taxes

Talecris’ income tax provision was $81.1 million and $74.9 million for the nine months ended September 30, 2010 and 2009, respectively, resulting in effective income tax rates of 35.3% and 32.9%, respectively.

For the nine months ended September 30, 2010, Talecris’ effective income tax rate is higher than the U.S. statutory Federal income tax rate, primarily due to the requirement for income tax purposes to capitalize transaction costs related to Talecris’ definitive merger agreement with Grifols and the effects of state taxes. These items were partially offset by the increased deduction allowed with respect to domestic production activities and tax credits for orphan drug clinical testing expenditures and a benefit recognized in the third quarter from higher orphan drug tax credits and domestic production activity deductions reported on the 2009 Federal tax return than estimated in the 2009 financial statements.

For the nine months ended September 30, 2009, Talecris’ effective income tax rate is lower than the U.S. statutory Federal income tax rate, primarily due to credits for Federal Research and Experimentation and orphan drug clinical testing expenditures and the deduction of previously capitalized transaction costs related to Talecris’ terminated merger agreement with CSL. These factors offset the effects of state taxes.

Net Income

Talecris’ net income was $149.0 million and $152.5 million (including the CSL merger termination fee, net of tax, of $48.8 million) for the nine months ended September 30, 2010 and 2009, respectively. The significant factors and events contributing to the change in Talecris’ net income are discussed above.

Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008

The following table contains information regarding Talecris’ results of operations for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	Years Ended December 31,		Change
	2009	2008	$	%

Net revenue:
Product	$1,507,754	$1,334,550	$173,204	13.0%
Other	25,455	39,742	(14,287)	(35.9)%

Total	1,533,209	1,374,292	158,917	11.6%
Cost of goods sold	901,077	882,157	(18,920)	(2.1)%

Gross profit	632,132	492,135	139,997	28.4%
Operating expenses:
SG&A	289,929	227,524	(62,405)	(27.4)%
R&D	71,223	66,006	(5,217)	(7.9)%

Total	361,152	293,530	(67,622)	(23.0)%

Income from operations	270,980	198,605	72,375	36.4%
Other non-operating (expense) income:
Interest expense, net	(74,491)	(96,640)	22,149	22.9%
CSL merger termination fee	75,000	—	75,000	nm
Loss on extinguishment of debt	(43,033)	—	(43,033)	nm
Equity in earnings of affiliate	441	426	15	3.5%

Total	(42,083)	(96,214)	54,131	56.3%

Income before income taxes	228,897	102,391	126,506	123.6%
Provision for income taxes	(75,008)	(36,594)	(38,414)	(105.0)%

Net income	$153,889	$65,797	$88,092	133.9%

Earnings per common share:
Basic	$4.56	$39.01	$(34.45)	(88.3)%
Diluted	$1.50	$0.71	$0.79	111.3%
Financial measures:
Gross profit margin	41.2%	35.8%
Operating margin	17.7%	14.5%
Effective income tax rate	32.8%	35.7%

nm	- not meaningful

Net Revenue

The following table contains information regarding Talecris’ net revenue:

	Years Ended December 31,		Change
	2009	2008	$	%

Product net revenue:
Gamunex IVIG	$826,376	$677,737	$148,639	21.9%
Prolastin A1PI	319,080	316,495	2,585	0.8%
Fraction V (Albumin and Plasmanate)	84,770	61,075	23,695	38.8%
Fraction VIII (Koate DVI)	46,453	40,247	6,206	15.4%
Hyperimmunes	74,203	78,178	(3,975)	(5.1)%
Other	156,872	160,818	(3,946)	(2.5)%

Total product net revenue	1,507,754	1,334,550	173,204	13.0%
Other net revenue	25,455	39,742	(14,287)	(35.9)%

Total net revenue	$1,533,209	$1,374,292	$158,917	11.6%

	Years Ended December 31,		Change
	2009	2008	$	%

U.S. product net revenue:
Gamunex IVIG	$599,758	$479,895	$119,863	25.0%
Prolastin A1PI	206,099	202,678	3,421	1.7%
Fraction V (Albumin and Plasmanate)	44,768	38,701	6,067	15.7%
Fraction VIII (Koate DVI)	13,601	8,574	5,027	58.6%
Hyperimmunes	59,500	60,707	(1,207)	(2.0)%
Other	64,404	77,378	(12,974)	(16.8)%

Total U.S. product net revenue	$988,130	$867,933	$120,197	13.8%

International product net revenue:
Gamunex IVIG	$226,618	$197,842	$28,776	14.5%
Prolastin A1PI	112,981	113,817	(836)	(0.7)%
Fraction V (Albumin and Plasmanate)	40,002	22,374	17,628	78.8%
Fraction VIII (Koate DVI)	32,852	31,673	1,179	3.7%
Hyperimmunes	14,703	17,471	(2,768)	(15.8)%
Other	92,468	83,440	9,028	10.8%

Total international product net revenue	$519,624	$466,617	$53,007	11.4%

Talecris’ product net revenue was $1,507.8 million and $1,334.6 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $173.2 million, or 13.0%. The increase consisted of higher volumes of $126.8 million and improved pricing of $46.4 million, net of the effects of unfavorable foreign exchange of $8.0 million.

Talecris’ other net revenue, which consists of royalties and licensing fees, milestones, and revenues related to contracted services performed for third parties at its Melville facility, decreased $14.3 million. Talecris’ other net revenue for the year ended December 31, 2008 included the recognition of $1.9 million of previously deferred revenue as a result of the termination of a licensed technology agreement with an unaffiliated third party and $2.6 million of a previously deferred upfront licensing fee as a result of the completion of a portion of Talecris’ performance obligations under a licensed technology agreement with an unaffiliated third party. Talecris’ other net revenue for the year ended December 31, 2009 was negatively impacted by lower royalties and licensing fees of $0.7 million and lower Melville contracted services revenue of $7.3 million, as compared to 2008.

The $148.6 million increase in Talecris’ Gamunex product net revenue consisted of higher volumes of $117.0 million and improved pricing of $31.6 million, net of the effects of unfavorable foreign exchange of $1.7 million. Talecris experienced higher Gamunex volumes of $121.4 million in the United States, Europe, and other international regions, which were partially offset by lower volumes of $4.4 million in Canada. Talecris experienced improved Gamunex pricing of $37.5 million in the United States and Canada, which was partially offset by lower pricing of $5.9 million in Europe and other international regions, including $1.7 million of unfavorable foreign exchange.

In 2009, Talecris experienced a significant increase in demand for Gamunex, driven primarily by supply availability, growth in its GPO and Specialty Pharmacy/Homecare business in the United States, and geographic expansion. As a result of the success of Talecris’ plasma collection platform, as well as its plasma supply contract with CSL, Talecris began to alleviate its plasma supply constraints in the second half of 2008, bringing significant additional IVIG volumes to the market, to meet the pent-up demand for Gamunex. Talecris believes that this pent-up demand has largely been satisfied, and consequently, it would not expect to experience the same high level of accelerated IVIG volume growth that Talecris experienced in the second half of 2008 and the full year 2009, which will affect Talecris’ comparative growth in sales and margins in future periods. Talecris expects that its volume growth rate will moderate substantially and effectively grow with the market (excluding Canada). The supply of IVIG inventory increased throughout the distribution channel as supply became available from the previous low levels.

The $2.6 million increase in Talecris’ Prolastin product net revenue consisted of higher volumes of $3.7 million, partially offset by lower pricing of $1.1 million. Talecris’ Prolastin net revenue for the year ended December 31, 2009 was negatively impacted by unfavorable foreign exchange of $6.1 million which offset price increases of $5.5 million in Europe. In 2009, Talecris also experienced pricing adjustments of $3.4 million in Canada related to a pricing dispute. Prolastin volumes are largely a function of Talecris’ ability to identify and enroll new patients as compared to the number of patients lost due to attrition and competition. Talecris’ ability to grow its European volumes will also depend upon its ability to obtain appropriate reimbursement on a country by country basis. Talecris received FDA approval for its next generation A1PI product, Prolastin-C, in October 2009 and received Health Canada approval in February 2010. Additional clinical trials are being required by the European authorities as a precursor to Prolastin-C A1PI approval in Europe.

Talecris’ Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $23.7 million increase in Talecris’ Fraction V product net revenue consisted of higher volumes of $19.5 million and improved pricing of $4.2 million. The increase in Fraction V volume was primarily driven by sales in the United States and other international regions (excluding Canada and Europe). The increase in Fraction V pricing was primarily driven by favorable pricing in other international regions (excluding Canada and Europe). Fraction V volumes during the year ended December 31, 2008 were negatively impacted by a change in production mix to contracted PPF powder from Fraction V as a result of the settlement of a customer dispute, which occurred during 2007. This change in production mix resulted in lower quantities of Fraction V available for sale during the year ended December 31, 2008.

During 2009, Talecris experienced an increase in Koate DVI Factor VIII (human) sales of $6.2 million as a result of higher volumes in the United States and improved pricing in the United States and other international regions (excluding Canada and Europe).

Talecris’ other product net revenue consists primarily of revenue related to the Canadian blood system, where, in addition to commercial sales of Gamunex, Talecris has contract manufacturing contracts with the two national Canadian blood system operators, CBS and Hema Quebec, as well as sales of intermediate products, Thrombate III (human) and contracted PPF powder.

Talecris’ other product net revenue was favorably impacted by improved sales of $8.6 million related to intermediate products, such as cryoprecipitate. Talecris’ other product net revenue was negatively impacted by lower contracted PPF powder sales of $14.3 million during the year ended December 31, 2009 as compared to the prior year. During 2008, Talecris experienced higher contracted PPF powder sales as a result of the settlement of a customer dispute as previously discussed. During the year ended December 31, 2009, Talecris recorded a sales adjustment of $3.2 million related to Talecris’ terminated Bayer European distribution agreement, which it recorded as a reduction of other net product revenue.

Talecris increased prices for several of its products in most of its geographic regions during 2009 as a result of higher costs and generally increasing demand. Talecris’ product net revenue was negatively impacted by $8.0 million, or 0.6%, as a result of unfavorable foreign exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2009 as compared to the prior year.

As a result of Talecris’ internal investigation related to potential FCPA violations, Talecris suspended shipments to affected countries while it puts additional safeguards in place. Talecris also terminated several consultants and suspended relations with or terminated some distributors in countries under investigation as circumstances warranted. These actions resulted in a decline in revenue from these countries during 2009. Talecris resumed shipments to several countries during the fourth quarter of 2009 and intends to resume shipments with new safeguards or reallocate product to other countries during 2010. Additional information about Talecris’ internal investigation related to potential FCPA violations is included elsewhere in this joint proxy statement/ prospectus.

Cost of Goods Sold and Gross Profit

Talecris’ gross profit was $632.1 million and $492.1 million for the years ended December 31, 2009 and December 31, 2008, respectively, representing gross margin of 41.2% and 35.8%, respectively. In general, Talecris’ gross margin and cost of goods sold are impacted by the volume and pricing of its finished products, its raw material costs, production mix, yield, and cycle times, as well as its production capacities and normal production shutdowns, and the timing and amount of release of finished product. The net impact of these items resulted in a higher gross margin during the year ended December 31, 2009 as compared to the prior year.

Talecris’ cost of goods sold was $901.1 million, or 58.8% of net revenue, for the year ended December 31, 2009, as compared to $882.2 million, or 64.2% of net revenue, for the year ended December 31, 2008. The decrease in Talecris’ cost of goods sold as a percentage of net revenue during 2009 was primarily attributable to lower TPR unabsorbed infrastructure and start-up costs of $54.5 million and lower inventory impairment provisions of $5.0 million. The beneficial effects of the foregoing were offset by higher costs of production and costs associated with an increase in production volumes, which aggregated $78.4 million. Due to the relatively fixed nature of its factory overhead and certain other production costs, Talecris experienced operating leverage as production increased during 2009.

Talecris’ cost of goods sold for the year ended December 31, 2009 includes higher costs of production of $14.7 million, including foreign exchange, and higher costs associated with an increase in volumes of $52.8 million. The impact of foreign exchange in Talecris’ cost of production for the year ended December 31, 2009 is not material. During 2009, Talecris incurred non-capitalizable project and start-up costs of $36.9 million, an increase of $10.9 million, as compared to the prior year, related to capital projects. The largest component of Talecris’ cost of goods sold is the cost of source plasma, which represented greater than 50% of Talecris’ cost of goods sold in 2009 and 2008. The overall cost of source plasma is impacted by the collection cost per liter, including donor fees, labor, soft goods, facility costs, testing and unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third parties and variability in protein yields, among other factors. Talecris’ internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, declined by 21.4% during the year ended December 31, 2009, primarily driven by lower unabsorbed infrastructure and start-up costs. Talecris’ acquisition cost of plasma per liter of third-party plasma increased slightly by 0.30% during the year ended December 31, 2009 as compared to the year ended December 31, 2008. Talecris fractionated approximately 3.6 million liters of plasma during 2009, of which approximately 62% came from plasma collection centers it owns and approximately 38% came from third-party plasma supply contracts. Due to Talecris’ long manufacturing cycle times, which range from 100 days to in excess of 400 days for some specialty plasma, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

Unabsorbed TPR infrastructure and start-up costs amounted to $44.0 million and $98.5 million for the years ended December 31, 2009 and 2008, respectively, representing approximately 2.9% and 7.2%, respectively, of Talecris’ net revenue. Talecris’ cost of goods sold during 2009 benefited from lower unabsorbed TPR infrastructure and start-up costs, which resulted from higher plasma volumes collected at its plasma collection centers and improved labor efficiencies as well as lower consulting and management support costs. Unabsorbed TPR infrastructure and start-up costs during the year ended December 31, 2008 were negatively impacted by costs associated with remediation efforts at certain plasma collection centers.

Talecris’ inventory impairment provisions, net of recoveries, decreased $5.0 million during the year ended December 31, 2009 as compared to the prior year. During the year ended December 31, 2008, Talecris recorded a net provision of $5.8 million due to the plasma center cGMP issue described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability — Plasma Center cGMP issue.” During the year ended December 31, 2009, Talecris recorded recoveries of $1.9 million related to this issue. During the years ended December 31, 2009 and 2008, Talecris recorded net recoveries of $0.8 million and $7.1 million related to a 2007 customer settlement as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability — Customer Settlement.” During the year ended December 31, 2008, Talecris recorded an impairment charge of $3.6 million primarily within cost of goods sold related to capital lease assets and leasehold improvements at certain of Talecris’ plasma collection centers which were closed or were under development and it no longer plans to open. During the year ended December 31, 2008, Talecris also recorded a loss of $3.4 million within cost of goods sold related to two lease commitments associated with properties that it no longer plans to operate as plasma collection centers. During the year ended December 31, 2009, Talecris experienced an incident following a scheduled maintenance shut-down at its manufacturing facility located in Melville, New York, which resulted in an inventory impairment provision of $3.4 million and resulted in a delay in the restart of the facility. In addition, during 2009, Talecris recorded provisions of $4.2 million related to short-dated finished goods inventories. During the year ended December 31, 2009, Talecris experienced lower work-in-process inventory impairment provisions of $6.9 million as compared to the prior year.

Talecris expects unabsorbed TPR infrastructure and start-up costs to decrease substantially in 2010, primarily due to increased collections as well as cost reductions. This benefit will be partially offset by increased cost of goods sold due to yield variability, less efficient utilization of each incremental liter of plasma fractionated as Talecris increases Gamunex production, and non-capitalizable costs associated with its capital projects, particularly the construction of its new fractionation facility.

Operating Expenses

Talecris’ SG&A was $289.9 million and $227.5 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $62.4 million, or 27.4%. As a percentage of net revenue, SG&A was 18.9% and 16.6% for the years ended December 31, 2009 and 2008, respectively. Talecris’ share-based compensation expense recorded in SG&A increased $7.2 million during 2009 as compared to the prior year, driven primarily by the acceleration of the vesting of certain of Talecris’ Chairman and Chief Executive Officer’s stock options. Talecris’ SG&A included legal expenses of $6.0 million and $8.3 million and retention expenses, excluding fringe benefits, of $5.0 million and $3.0 million related to Talecris’ terminated merger agreement with CSL for the years ended December 31, 2009 and 2008 respectively. Talecris’ SG&A for the year ended December 31, 2009 was negatively impacted by $8.0 million of legal costs associated with Talecris’ internal investigation into potential violations of the FCPA. Talecris experienced higher sales and marketing expenses during 2009 as a result of costs associated with Talecris’ Gamunex CIDP indication, Prolastin patient identification, as well as support for other products. Talecris also experienced higher charitable donations of $14.9 million during the year ended December 31, 2009 as compared to the prior year. Talecris’ provision for uncollectible receivables and advances was $2.1 million higher during 2008 as compared to 2009 as a result of non-cash charges related to outstanding notes receivable and other advances made to one of its plasma suppliers due to uncertainty regarding collection. In order to grow revenues through leveraging its Gamunex brand and its CIDP indication, as well as its focus on A1PI patient identification, Talecris began a significant expansion in the size of its U.S. sales force in the third quarter of 2009. Talecris is also increasing its sales and marketing organization in Europe as well as in other international regions. Talecris expects the sales force expansion to result in an annual increase in SG&A of approximately $10.0 million. Additionally, Talecris expects that its share-based compensation expense will decline subsequent to the first quarter of 2010 when substantially all grants and awards under its 2005 Stock Option and Incentive Plan, its 2006 Restricted Stock Plan and its Special Recognition Bonus Plan are fully vested. Additional information regarding certain items impacting the comparability of Talecris’ results of operations is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability.”

Talecris’ R&D was $71.2 million and $66.0 million for the years ended December 31, 2009 and 2008, respectively, representing an increase of $5.2 million, or 7.9%. As a percentage of net revenue, R&D was 4.6% and 4.8% for the years ended December 31, 2009 and 2008, respectively. R&D expenses are influenced by the timing of in-process projects and the nature and extent of expenses associated with these projects. The increase in R&D year over year is primarily attributable to increased spending during 2009 related to Talecris’ Plasmin and recombinant Plasmin new product candidates, partially offset by lower spending attributable to Talecris’ Prolastin-C A1PI and Gamunex subcutaneous administration life cycle management projects. Additional information regarding Talecris’ R&D projects is included in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Research and Development” and “Business of Talecris — Research and Development.” Talecris anticipates that R&D will increase in subsequent periods primarily as a result of increased Plasmin clinical trials related to aPAO and ischemic stroke as well as increased spending related to its development of recombinant A1PI and Factor VIII.

Total Other Non-Operating Expense, net

Talecris’ other non-operating expense, net, includes interest expense related to its indebtedness, which amounted to $56.9 million and $85.7 million for the years ended December 31, 2009 and 2008, respectively. The weighted average annualized interest rates on Talecris’ outstanding indebtedness, excluding amortization of deferred debt issuance costs and debt discount, were 3.4% and 7.2% for the years ended December 31, 2009 and 2008, respectively. The benefit of the lower cost of borrowings during 2009 was partially mitigated by higher interest expense of $3.9 million related to Talecris’ interest rate swaps as compared to 2008, as a result of falling three-month LIBOR as compared to Talecris’ fixed interest rate swaps. The interest rate swap contracts were settled and terminated as discussed below.

As a result of its IPO and refinancing transactions, Talecris recognized a charge during 2009 of $12.1 million to write-off previously deferred debt issuance costs related to its First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of Talecris’ interest rate swap contracts. Additional information regarding Talecris’ IPO and refinancing transactions is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability — Financial Impact of IPO and Refinancing Transactions.”

Talecris’ total other non-operating expense, net, for the year ended December 31, 2009 also includes $75.0 million of non-operating income related to the merger termination fee as discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability — Definitive Merger Agreement with CSL Limited (CSL).”

Provision for Income Taxes

Talecris’ income tax provision was $75.0 million and $36.6 million for the years ended December 31, 2009 and 2008, respectively, resulting in effective income tax rates of 32.8% and 35.7%, respectively. Talecris’ effective income tax rates differed from the U.S. statutory Federal income tax rate of 35% during each period due to the items discussed in the following paragraphs.

For the year ended December 31, 2009, Talecris’ effective income tax rate was lower than the U.S. statutory Federal income tax rate primarily due to credits for Federal Research and Experimentation and orphan drug clinical testing expenditures and the deduction of previously capitalized transaction costs related to the terminated merger agreement with CSL.

For the year ended December 31, 2008, Talecris’ effective income tax rate was higher than the U.S. statutory Federal income tax rate primarily because the benefit of the credits for Federal Research and Experimentation and Orphan Drug clinical testing expenditures aggregating $4.1 million offset by the effect of capitalizing transaction costs related to the CSL merger agreement, which was terminated in 2009.

At December 31, 2009, Talecris’ gross unrecognized tax benefits were approximately $12.2 million, of which approximately $8.8 million would reduce its effective income tax rate if recognized.

Talecris has not provided for U.S. Federal income and foreign withholding taxes on its non-U.S. subsidiaries’ cumulative undistributed earnings of approximately $9.7 million as of December 31, 2009 as such earnings are intended to be reinvested outside of the United States indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

Net Income

Talecris’ net income was $153.9 million and $65.8 million for the years ended December 31, 2009 and 2008, respectively. Talecris’ net income for the year ended December 31, 2009 reflects the impact of the CSL merger termination fee of $48.8 million, net of $26.2 million income tax effect, as well as the refinancing charges of $26.3 million, net of $16.7 million income tax effect. The significant factors and events contributing to the change in Talecris’ net income are discussed above.

Year Ended December 31, 2008 as Compared to Year Ended December 31, 2007

The following table contains information regarding Talecris’ results of operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	Years Ended December 31,		Change
	2008	2007	$	%

Net revenue:
Product	$1,334,550	$1,196,686	$137,864	11.5%
Other	39,742	21,823	17,919	82.1%

Total	1,374,292	1,218,509	155,783	12.8%
Cost of goods sold	882,157	788,152	(94,005)	(11.9)%

Gross profit	492,135	430,357	61,778	14.4%
Operating expenses:
SG&A	227,524	189,387	(38,137)	(20.1)%
R&D	66,006	61,336	(4,670)	(7.6)%

Total	293,530	250,723	(42,807)	(17.1)%

Income from operations	198,605	179,634	18,971	10.6%
Other non-operating (expense) income:
Interest expense, net	(96,640)	(110,236)	13,596	(12.3)%
Equity in earnings of affiliate	426	436	(10)	(2.3)%
Litigation settlement	—	12,937	(12,937)	(100.0)%

Total	(96,214)	(96,863)	649	(0.7)%

Income before income taxes	102,391	82,771	19,620	23.7%
(Provision) benefit for income taxes	(36,594)	40,794	(77,388)	(189.7)%

Net income	$65,797	$123,565	$(57,768)	(46.8)%

Earnings per common share:
Basic	$39.01	$65.58	$(26.57)	(40.5)%
Diluted	$0.71	$1.36	$(0.65)	(47.8)%
Financial measures:
Gross margin	35.8%	35.3%
Operating margin	14.5%	14.7%
Effective tax rate	35.7%	(49.3)%

Net Revenue

The following table contains information regarding Talecris’ net revenue:

	Years Ended December 31,		Change
	2008	2007	$	%

Product net revenue:
Gamunex IVIG	$677,737	$646,779	$30,958	4.8%
Prolastin A1PI	316,495	276,538	39,957	14.4%
Fraction V (Albumin and Plasmanate)	61,075	68,780	(7,705)	(11.2)%
Fraction VIII (Koate DVI)	40,247	33,698	6,549	19.4%
Hyperimmunes	78,178	68,799	9,379	13.6%
Other	160,818	102,092	58,726	57.5%

Total product net revenue	1,334,550	1,196,686	137,864	11.5%
Other net revenue	39,742	21,823	17,919	82.1%

Total net revenue	$1,374,292	$1,218,509	$155,783	12.8%

	Years Ended December 31,		Change
	2008	2007	$	%

U.S. product net revenue:
Gamunex IVIG	$479,895	$476,009	$3,886	0.8%
Prolastin A1PI	202,678	181,994	20,684	11.4%
Fraction V (Albumin and Plasmanate)	38,701	36,709	1,992	5.4%
Fraction VIII (Koate DVI)	8,574	7,016	1,558	22.2%
Hyperimmunes	60,707	49,777	10,930	22.0%
Other	77,378	44,104	33,274	75.4%

Total U.S. product net revenue	$867,933	$795,609	$72,324	9.1%

International product net revenue:
Gamunex IVIG	$197,842	$170,770	$27,072	15.9%
Prolastin A1PI	113,817	94,544	19,273	20.4%
Fraction V (Albumin and Plasmanate)	22,374	32,071	(9,697)	(30.2)%
Fraction VIII (Koate DVI)	31,673	26,682	4,991	18.7%
Hyperimmunes	17,471	19,022	(1,551)	(8.2)%
Other	83,440	57,988	25,452	43.9%

Total international product net revenue	$466,617	$401,077	$65,540	16.3%

Talecris’ product net revenue was $1,334.6 million for the year ended December 31, 2008 as compared to $1,196.7 million for the year ended December 31, 2007, representing an increase of $137.9 million, or 11.5%. The increase consisted of improved pricing of $122.3 million, including a foreign exchange benefit of $9.7 million, as well as volume increases of $15.6 million. Talecris’ other net revenue increased $17.9 million primarily due to increased royalties and licensing fees under collaborative agreements, milestones, and other third-party contract servicing agreements at its Melville, New York facility.

The $31.0 million increase in Talecris’ Gamunex product net revenue consisted of improved pricing of $55.0 million, including a foreign exchange benefit of $1.8 million, which was partially offset by volume decreases of $24.0 million. The higher Gamunex pricing primarily related to United States and Canadian sales. Talecris experienced lower Gamunex volumes of $35.4 million and $7.7 million in the United States and Europe, respectively, which were partially offset by higher Gamunex volumes of $13.0 million and $6.1 million in Canada and other international regions, respectively. Talecris continues to experience strong demand for Gamunex globally. Talecris’ ability to meet this demand is dependent upon its ability to secure adequate quantities of plasma and its ability to release finished product into Talecris’ distribution channels.

The $40.0 million increase in Talecris’ Prolastin product net revenue consisted of improved pricing of $19.0 million, including foreign exchange benefit of $7.6 million, and higher volumes of $21.0 million. The improved Prolastin pricing was largely in Europe and the United States, which increased $10.5 million and $7.6 million, respectively. Prolastin volumes improved $12.8 million and $8.2 million in the United States and Europe, respectively. Increases in Prolastin volumes are largely a function of Talecris’ ability to identify and enroll new patients compared to the number of patients lost due to attrition and competition. Talecris’ European growth will also depend upon its ability to obtain appropriate reimbursement on a country by country basis.

Talecris’ Fraction V product category consists of albumin and Plasmanate, with albumin representing the majority of sales in the category. The $7.7 million decrease in Talecris’ Fraction V product net revenue consisted of volume decreases of $17.0 million, partially offset by improved pricing of $9.3 million. The albumin pricing increase was predominantly driven by sales in the United States, which contributed $7.7 million to the overall pricing improvement. Albumin volumes were negatively impacted by a change in production mix during 2008 to contracted PPF powder from albumin as a result of the settlement of a customer dispute as discussed further in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability — Customer Settlement.” This change in production mix resulted in lower available quantities of albumin for sale during 2008.

During 2008, Talecris experienced an increase in Koate DVI Factor VIII (human) sales of $6.5 million, resulting primarily from higher pricing. Talecris’ product net revenue also benefited from higher hyperimmune pricing of $16.4 million, partially offset by lower hyperimmune volumes of $7.0 million. The increase in hyperimmune pricing was primarily generated in the United States where Talecris increased pricing during the second quarter of 2008.

Talecris’ other product net revenue consists primarily of revenue related to the Canadian blood system, where, in addition to commercial sales of Gamunex, Talecris has contract manufacturing contracts with the two national Canadian blood system operators, CBS and Hema Quebec, as well as sales of intermediate products, Thrombate III (human), and PPF powder, less SG&A reimbursements to certain international distributors.

Talecris’ other product net revenue includes $26.3 million higher revenues during the year ended December 31, 2008 as compared to the prior year as a result of higher volumes of contracted PPF powder in order to comply with contractual commitments associated with the settlement of a customer dispute in 2007 as discussed previously. In addition, Talecris experienced improved pricing and volume of $7.8 million and $14.9 million, respectively, related to intermediate products, such as cryoprecipitate and increased sales of Thrombate III (human) of $5.5 million.

Talecris increased prices for substantially all of its products in most of its geographic regions as a result of higher costs and demand. Talecris’ product net revenue was positively impacted by $9.7 million, or 0.8%, as a result of favorable foreign exchange rate fluctuations in relation to the U.S. dollar during the year ended December 31, 2008 as compared to the prior year. Prices in Canada are determined by contracts with CBS and Hema Quebec. New five year contracts with increased pricing for contract fractionation services and Talecris’ commercial products, including Gamunex, Plasbumin, and certain hyperimmune products took effect on April 1, 2008. Through the life of the Canadian contracts, prices escalate annually by inflation.

Cost of Goods Sold and Gross Profit

Talecris’ gross profit was $492.1 million for the year ended December 31, 2008 as compared to $430.4 million for the year ended December 31, 2007, representing gross margin of 35.8% and 35.3%, respectively. Talecris’ gross profit is impacted by the volume, pricing, and mix of its product net revenue as discussed above, as well as the related cost of goods sold as discussed below. The net impact of these items resulted in slightly higher gross margins during the year ended December 31, 2008 as compared to the year ended December 31, 2007.

Talecris’ cost of goods sold was $882.2 million for the year ended December 31, 2008 as compared to $788.2 million for the year ended December 31, 2007, representing an increase of $94.0 million, or 11.9%. The increase in Talecris’ cost of goods sold was driven primarily by higher unabsorbed TPR infrastructure and start-up costs of $28.4 million. Unabsorbed TPR infrastructure and start-up costs amounted to $98.5 million and $70.1 million for the years ended December 31, 2008 and 2007, respectively, representing approximately 7.2% and 5.8%, respectively, of total net revenue. The higher unabsorbed TPR costs during 2008 resulted from the continued expansion of Talecris’ plasma collection center platform and the costs associated with Talecris’ remediation efforts in certain centers acquired from IBR as well as certain new centers opened by Talecris. Until Talecris’ plasma collection centers reach normal operating capacity, Talecris charges unabsorbed overhead costs directly to cost of goods sold.

Talecris’ cost of goods sold for the year ended December 31, 2008 includes higher costs of production of $52.3 million, including foreign exchange, and higher costs associated with an increase in volumes of $9.7 million. The impact of foreign exchange in Talecris’ cost of production for the year ended December 31, 2008 is not material. During 2008, Talecris incurred non-capitalizable project and start-up costs of $26.0 million, an increase of $4.7 million, as compared to the prior year, related to capital projects. The largest component of Talecris’ cost of goods sold is the cost of source plasma which represented in excess of 50% of Talecris’ cost of goods sold in 2008 and 2007. The overall cost of source plasma is impacted by the collection cost per liter of source plasma including donor fees, labor, soft goods, facility costs, testing and unabsorbed TPR infrastructure and start-up costs, the cost of plasma purchased from third parties and variability in protein yields, among other factors. Talecris’ internal cost per liter of plasma, including unabsorbed TPR infrastructure and start-up costs, increased by 7.7% during the year ended December 31, 2008, primarily driven by higher unabsorbed infrastructure and start-up costs. Talecris’ acquisition cost of plasma per liter of third-party plasma increased 10.7% during the year ended December 31, 2008 as compared to the year ended December 31, 2007. Due to Talecris’ long manufacturing cycle times, which range from 100 days to in excess of 400 days for some specialty plasma, the cost of plasma is not expensed through cost of goods sold until a significant period of time subsequent to its acquisition.

Talecris’ inventory impairment provisions, net, increased $2.0 million during the year ended December 31, 2008 as compared to the prior year. Several of the more significant provisions and recoveries impacting 2008 and 2007 are discussed further in the paragraphs that follow, as well as in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability.”

During the first and second quarters of 2008, Talecris incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from Talecris’ SOP’s and cGMP at one of Talecris’ plasma collection centers. As a result of further investigations and new facts and circumstances, Talecris subsequently determined that certain impacted materials were saleable. Talecris recorded recoveries of $17.5 million in 2008 directly to cost of goods sold as the impacted material was converted to finished goods and sold to third parties. Talecris does not expect to recognize significant further recoveries of the impacted material.

Talecris settled a dispute with a customer in September 2007 regarding intermediate material manufactured by it, which is used by this customer in its manufacturing process. Talecris recorded a charge to cost of good sold of $7.9 million during the year ended December 31, 2007, which it recovered in its entirety during 2008 as the related materials were determined to be saleable, converted into finished product, and sold to other customers. During the first half of 2008, Talecris recorded an additional inventory impairment provision of $2.6 million for products held in Europe related to this dispute, for which Talecris subsequently recovered $1.8 million during 2008 as the impacted material was determined to be saleable, converted into finished product, and sold to other customers.

Talecris’ inventory impairment provisions, net, for the year ended December 31, 2007 were favorably impacted by a $9.0 million recovery from Bayer related to a Gamunex production incident, which Talecris recorded as a reduction of cost of goods sold during the year ended December 31, 2007. Other production issues during the year ended December 31, 2008 resulted in higher inventory impairment provisions of $3.0 million as compared to the year ended December 31, 2007.

During the year ended December 31, 2008, Talecris recorded an impairment charge of $3.6 million primarily within cost of goods sold related to capital lease assets and leasehold improvements at certain of its plasma collection centers which were closed or were under development and it no longer plans to open. During the year ended December 31, 2008, Talecris also recorded a loss of $3.4 million within cost of goods sold related to two lease commitments associated with properties that it no longer plans to operate as plasma collection centers. During the year ended December 31, 2007, Talecris recorded an impairment charge within cost of goods sold related to equipment of $2.8 million as a result of the discontinuation of a project.

During November 2007, Talecris shut down portions of its Clayton, North Carolina facility consistent with its cGMP operating practices for unplanned maintenance for approximately two weeks. As a result of the unplanned plant maintenance, Talecris recorded $10.0 million directly to cost of goods sold during the year ended December 31, 2007, which would normally have been capitalized to inventories.

Additionally, Talecris’ cost of goods sold for the year ended December 31, 2008 reflects higher costs of production due to the higher cost of raw materials, production volume variances, and manufacturing mix and product yield variances, among other items. Talecris’ cost of goods sold is impacted by its raw material costs, production mix, cycle times, production capacities and normal production shut-downs, and the release of finished product.

Operating Expense

Talecris’ SG&A was $227.5 million for the year ended December 31, 2008 as compared to $189.4 million for the year ended December 31, 2007, representing an increase of $38.1 million, or 20.1%. As a percentage of net revenue, SG&A was 16.6% and 15.5% for the years ended December 31, 2008 and 2007, respectively. Talecris’ SG&A increased period over period as a result of higher share-based compensation expense of $15.2 million, costs of $8.3 million associated with the regulatory review process of Talecris’ terminated merger with CSL, which are unlikely to recur, CSL merger related retention expense (including fringe benefits) of $3.3 million, unfavorable foreign exchange impact of $6.7 million resulting from a strengthening U.S. dollar as compared to the euro pertaining primarily to euro-denominated receivables, bad debt expense of $4.2 million related to outstanding notes receivables and advances to one of Talecris’ plasma suppliers due to uncertainty regarding collection, and higher sales and marketing, information solutions, finance, human resources, and business development expenses. These items were partially offset by lower special recognition bonus expense of $1.5 million, the absence of legal fees of $5.7 million associated with Talecris’ litigation with Baxter which was settled in 2007, and the absence of $15.3 million of transition and non-recurring expenses incurred in 2007 associated with the development of Talecris’ internal capabilities to operate as a standalone company apart from Bayer. Additional information regarding the significant aforementioned items impacting comparability between the periods presented is included in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability.”

Talecris’ R&D was $66.0 million for the year ended December 31, 2008 as compared to $61.3 million for the year ended December 31, 2007, representing an increase of $4.7 million, or 7.6%. As a percentage of net revenue, R&D was 4.8% and 5.0% for the years ended December 31, 2008 and 2007, respectively. Research and development expenses are influenced by the timing of in-process projects and the nature of expenses associated with these projects. Talecris’ current research and development consists of a range of programs that aim to obtain new therapeutic indications for existing products, enhance product delivery, improve concentration and safety, and increase product yields. Talecris’ R&D increased period over period primarily as a result of $4.0 million in milestone payments made to Crucell under the terms of two exclusive commercial license agreements entered into during 2008. Talecris’ R&D expense was negatively impacted by higher share-based compensation expense of $1.0 million and merger related retention expense (including fringe benefits) of $0.6 million during 2008 as compared to the prior year. Talecris’ current R&D activities continue to support Plasmin studies for aPAO and ischemic stroke, Prolastin Alpha-1 aerosol studies, and the development of Gamunex for subcutaneous administration.

Total Other Non-Operating Expense, net

The primary component of Talecris’ non-operating expense, net, is interest expense, net, which amounted to $97.0 million and $110.2 million for the years ended December 31, 2008 and 2007, respectively. Talecris’ weighted average interest rates on its outstanding debt were 7.2% and 9.9% for the years ended December 31, 2008 and 2007, respectively, which resulted in a lower cost of borrowing during the year ended December 31, 2008 as compared to the year ended December 31, 2007, despite higher average debt levels during 2008. The benefit of the lower cost of borrowing during 2008 was partially mitigated by higher interest expense related to Talecris’ interest rate swaps of $12.0 million as compared to 2007, as a result of falling three-month LIBOR rates as compared to Talecris’ fixed swap rates. At December 31, 2008, Talecris’ interest rate swaps and caps hedged approximately 56.4% of its total borrowings.

As discussed further in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability,” Talecris recorded other income of $12.9 million during the year ended December 31, 2007 related to a litigation settlement with Baxter.

(Provision) Benefit for Income Taxes

Talecris’ income tax provision was $36.6 million for the year ended December 31, 2008 as compared to an income tax benefit of $40.8 million for the year ended December 31, 2007, resulting in effective income tax rates of 35.7% and (49.3)%, respectively. Talecris’ effective income tax rates were different than the U.S. statutory Federal income tax rate of 35% during each period due to the items discussed in the following paragraphs.

Talecris recognized a tax benefit of $4.1 million and $10.0 million related to research and development tax credits and $2.0 million and $2.2 million related to qualified production activities during the years ended December 31, 2008 and 2007, respectively, and Talecris recognized a tax benefit of $3.2 million during the year ended December 31, 2007 related to the final settlement of Bayer contingent consideration. These items were partially offset by state income taxes (net of Federal benefit) of $4.1 million and $3.2 million for the years ended December 31, 2008 and 2007, respectively.

Talecris records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. In assessing the need for a valuation allowance, Talecris considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of its analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and Talecris’ expectations that it can generate sustainable consolidated taxable income for the foreseeable future, Talecris concluded during the third quarter of 2007 that it was more likely than not that its deferred tax assets would be realized, and consequently, Talecris released the remaining valuation allowance related to Talecris’ deferred tax assets resulting in a $48.2 million non-cash tax benefit. During the year ended December 31, 2007, Talecris also released a portion of its valuation allowance equal to the amount of the current Federal income tax provision.

At December 31, 2008, Talecris’ gross unrecognized tax benefits were approximately $10.0 million, of which approximately $7.1 million would reduce Talecris’ effective income tax rate if recognized.

Net Income

Talecris’ net income was $65.8 million and $123.6 million for the years ended December 31, 2008 and 2007, respectively. The significant factors and events contributing to the change in Talecris’ net income are discussed above.

Liquidity and Capital Resources

Cash Flow Analysis

The following table and subsequent discussion and analysis contain information regarding Talecris’ cash flows:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007

Operating activities:
Net income	$149,014	$152,517	$153,889	$65,797	$123,565
Non-cash items	63,970	79,857	92,375	67,272	(34,413)
Changes in operating assets and liabilities, excluding the effects of business acquisitions	(60,464)	(33,650)	(12,109)	(100,055)	37,979

Net cash provided by operating activities	$152,520	$198,724	$234,155	$33,014	$127,131

Investing activities:
Purchase of property, plant, and equipment	$(91,691)	$(36,291)	$(75,163)	$(86,212)	$(65,833)
Financing arrangements with third party suppliers, net of repayments	—	—	744	(16,335)	(7,866)
Business acquisitions, net of cash acquired	—	(27,113)	(30,431)	(10,272)	(17,456)
Other	507	634	232	880	510

Net cash used in investing activities	$(91,184)	$(62,770)	$(104,618)	$(111,939)	$(90,645)

Financing activities:
(Repayments) borrowings under Revolving Credit Facility, net	$—	$(112,097)	$(179,941)	$66,904	$33,117
Repayments of borrowings under term loan	—	(5,250)	(1,016,000)	(7,000)	(7,000)
Repayments of capital lease obligations	(553)	(407)	(574)	(1,192)	(23)
Proceeds from issuance of 7.75% Notes	—	—	600,000	—	—
Discount on 7.75% Notes	—	—	(4,074)	—	—
Financing transaction costs	(394)	—	(14,879)	—	(217)
Proceeds from initial public offering, net of issuance costs	—	—	519,749	—	—
Costs related to initial public offering	—	—	(2,557)	—	—
Repurchases of common stock	(4,917)	(4,132)	(4,183)	(36,118)	—
Proceeds from exercises of stock options	19,251	—	7,581	—	—
Excess tax benefits from share-based payment arrangements	10,836	1,437	13,406	—	—

Net cash provided by (used in) financing activities	$24,223	$(120,449)	$(81,472)	$22,594	$25,877

Cash and cash equivalents (at end of period)	$150,530	$32,949	$65,239	$16,979	$73,467

Talecris uses its available cash balances to repay amounts outstanding under its revolving credit facility. Talecris deposits any excess cash amounts into an overnight investment account. At September 30, 2010, Talecris had unused available borrowing capacity of $322.6 million under its revolving credit facility.

Talecris has financed its operations through a combination of equity funding and debt financing, and through internally generated funds. Talecris expects its cash flows from operations combined with its cash balances and availability of its revolving credit facility to provide sufficient liquidity to fund its current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.

Cash Flows from Operating Activities

Talecris’ net cash generated from its operating activities for the nine months ended September 30, 2009 and the year ended December 31, 2009 benefited from the $75.0 million (approximately $48.8 million after tax) payment Talecris received from CSL as a result of the termination of the definitive merger agreement. For the year ended December 31, 2009, the benefit of the CSL merger termination fee was partially offset by charges totaling $43.0 million (approximately $26.3 million after tax) as a result of the settlement and termination of Talecris’ interest rate swap contracts and the write-off of deferred debt issuance costs associated with Talecris’ First and Second Lien Term Loans. During the year ended December 31, 2007, Talecris recognized a non-cash tax benefit of $48.2 million as a result of the release of the remaining valuation allowance related to its deferred tax assets.

The following significant non-cash items impacted the comparability of the net cash provided by Talecris’ operating activities:

•	Talecris’ depreciation and amortization expense for the nine months ended September 30, 2010 and 2009 was $26.5 million and $21.4 million, respectively, and for the years ended December 31, 2009, 2008, and 2007 was $28.9 million, $20.3 million, and $10.7 million, respectively. The increase in depreciation and amortization expense reflects Talecris’ cumulative capital investments primarily related to Talecris’ manufacturing facilities and TPR.

•	Talecris’ share-based compensation expense for the years ended December 31, 2009, 2008, and 2007 was $47.5 million, $38.7 million, and $21.2 million, respectively. The increase in the share-based compensation expense reflects incremental expense associated with share awards granted during the periods presented. In addition, during 2009, Talecris accelerated the vesting of certain of its Chairman and Chief Executive Officer’s stock options, which resulted in a non-cash compensation charge of $11.8 million. Talecris’ share-based compensation expense for the nine months ended September 30, 2010 and 2009 was $14.2 million and $39.6 million, respectively. The decrease in share-based compensation expense during 2010 was primarily driven by the final vesting of awards under the 2005 Stock Option and Incentive Plan on April 1, 2010 and the majority of the awards under the 2006 Restricted Stock Plan on March 31, 2010. In addition, a combination of an adjustment during the 2010 first quarter as a result of actual award forfeitures being higher than initially estimated as well as the acceleration of certain option awards to Talecris’ Chairman and Chief Executive Officer during the 2009 third quarter further impacted the comparability of share-based compensation expense between the periods presented.

•	During the year ended December 31, 2009, Talecris recognized a non-cash charge of $12.1 million related to the write-off of unamortized debt issuance costs associated with its First and Second Lien Term Loans as discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability — Financial Impact of IPO and Refinancing Transactions.”

•	During the year ended December 31, 2008, Talecris recognized previously deferred revenue of $4.8 million as discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Results of Operations.” No significant amounts were recognized during the other periods presented.

•	During the year ended December 31, 2009, Talecris’ deferred tax assets decreased $15.4 million, of which $1.2 million is included in operating activities and $14.2 million is included in non-cash financing activities related to the reclassification of the unrealized losses associated with Talecris’ interest rate swap contracts to earnings upon their settlement and termination. During the years ended December 31, 2008 and 2007, Talecris’ deferred tax assets increased $5.5 million and $79.7 million, respectively. The increase in Talecris’ deferred tax assets during the year ended December 31, 2007 resulted primarily from the non-cash tax benefit related to the release of its remaining valuation allowance as discussed previously. During the nine months ended September 30, 2010 and 2009, Talecris’ deferred income taxes decreased $26.0 million and $8.4 million, respectively. The decrease in the deferred tax asset during the 2010 period is primarily driven by the effects of stock option exercises.

•	During the nine months ended September 30, 2010 and 2009 and the year ended December 31, 2009, Talecris recognized excess tax benefits related to share-based compensation of $10.8 million, $1.4 million, and $13.4 million, respectively.

•	Amortization of deferred compensation related to special recognition bonus awards was $1.9 million and $4.4 million for the nine months ended September 30, 2010 and 2009, respectively, and $5.7 million, $5.9 million and $6.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. Talecris made the final special recognition bonus award payments during March 2010.

Talecris’ operating assets (excluding the effects of business acquisitions), net, were driven by the following items:

•	Talecris’ accounts receivable, net, (increased) decreased $(36.5) million and $(17.3) million for the nine months ended September 30, 2010 and 2009, respectively, and $8.6 million, $(26.9) million, and $(9.2) million for the years ended December 31, 2009, 2008, and 2007, respectively. Accounts receivable, net, balances are influenced by the timing of net revenue and customer collections. Talecris’ days sales outstanding (“DSO”) were 38 days at both September 30, 2010 and 2009, and 32 days, 34 days, and 35 days at December 31, 2009, 2008, and 2007, respectively. Talecris’ international sales terms generally range from 30 to 150 days due to industry and national practices outside of the United States, which can impact Talecris’ DSO results. Talecris calculates DSO as its period end accounts receivable, net, divided by its prior three months’ net sales, multiplied by 90 days. Talecris’ calculation of DSO may not be consistent with similar calculations performed by other companies.

•	Talecris’ inventories (increased) decreased $(30.0) million and $(52.1) million during the nine months ended September 30, 2010 and 2009, respectively, and $(57.5) million, $(92.9) million, and $26.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. Talecris’ inventories fluctuate based upon its plasma collections, production mix and cycle times, production capacities, normal production shut-downs, finished product releases, targeted safety stock levels, and demand for its products. Talecris’ biological manufacturing processes result in relatively long inventory cycle times ranging from 100 days to in excess of 400 days for some specialty plasma in addition to a required 60 day pre-production holding period for plasma. Consequently, Talecris has significant investment in raw material and work-in-process inventories for extended periods. The increase in Talecris’ inventories during 2009 was primarily driven by Thrombate III inventory build in preparation of manufacturing transfer from Bayer, increased plasma collections as compared to the prior year, and higher hyperimmune inventory levels. During 2008 and 2007, Talecris repurchased inventories with a value of approximately $28.6 million and $81.9 million, respectively, from a Bayer affiliate in Germany, where Talecris terminated its distribution agreement. During November 2007, Talecris experienced unplanned plant maintenance as discussed previously, which resulted in lower inventory at December 31, 2007, thus impacting the 2008 comparability.

•	Talecris’ prepaid expenses and other assets (increased) decreased $(1.7) million and $16.8 million for the nine months ended September 30, 2010 and 2009, respectively, and $8.0 million, $(15.8) million, and $0.2 million for the years ended December 31, 2009, 2008, and 2007, respectively. The decrease for the nine months ended September 30, 2009 was primarily driven by a decrease in prepaid income taxes of $8.2 million and prepaid plasma of $10.6 million. The decrease in prepaid plasma resulted from the reclassification of prepaid plasma to raw material inventories as a result of plasma deliveries from International BioResources, L.L.C. and affiliated entities (“IBR”) upon plasma collection center licensure, for which Talecris subsequently acquired the plasma collection centers. The decrease for the year ended December 31, 2009 was primarily driven by a reclassification of $10.1 million of prepaid plasma to raw material inventories as a result of plasma deliveries from IBR upon center licensures, for which Talecris subsequently acquired the centers. This was partially offset by higher corporate prepaid amounts, including insurance and various service contracts. The increase during 2008 was primarily driven by a $9.7 million increase in prepaid plasma and a $7.8 million increase in prepaid income taxes, partially offset by lower corporate prepaid amounts. Under the terms of Talecris’ 2007 Supply Agreement with IBR, Talecris was required to prepay 90% for unlicensed plasma. Upon center licensure, Talecris remits the remaining 10% to IBR and reclassifies the prepaid amounts to raw material inventories. The change in Talecris’ prepaid expenses and other assets during 2007 was not material.

•	Talecris’ operating liabilities (decreased) increased $7.8 million and $19.0 million during the nine months ended September 30, 2010 and 2009, respectively, and $28.8 million, $35.5 million, and $20.2 million for the years ended December 31, 2009, 2008, and 2007, respectively. Talecris’ liabilities fluctuate as a result of the varying due dates of accounts payable, accrued expenses, and other obligations. The increase for the nine months ended September 30, 2010 was primarily driven by higher accrued goods and services of $23.3 million primarily as a result of transaction costs related to the definitive merger agreement with Grifols and higher interest payable obligations of $8.6 million associated with Talecris ’ 7.75% Notes due to the timing of contractual payments, among other items. These items were partially offset by lower accounts payable obligations of $31.3 million due to Talecris’ cash management strategy and lower accrued payroll, bonuses, and employee benefits of $7.3 million primarily due to the payment of accrued 2009 corporate performance bonuses and the final special recognition bonus payment in March 2010. The increase for the nine months ended September 30, 2009 was primarily driven by higher accounts payable obligations of $4.8 million due to Talecris’ cash management strategies, higher Medicaid, commercial rebates, and chargebacks of $10.7 million, and higher taxes payable of $7.9 million. These items were partially offset by a reduction in the recorded amount of Talecris’ interest rate swaps and caps of $9.3 million. The increase for the year ended December 31, 2009 was primarily driven by higher accounts payable of $16.1 million and higher Medicaid, commercial rebates, and chargebacks of $14.2 million, partially offset by lower interest payable and accrued goods and services. The increase in 2008 was primarily driven by higher accounts payable of $16.6 million, higher accrued payroll, bonuses, and benefits of $13.7 million, higher Medicaid, commercial rebates, and chargebacks of $2.2 million, and generally higher liabilities for accrued goods, services, and other items, partially offset by lower taxes payable of $10.6 million. The increase in 2007 was primarily driven by higher accounts payable of $12.1 million, higher accrued payroll, bonuses, and benefits of $12.5 million, higher Medicaid, commercial rebates, and chargebacks of $5.5 million, higher interest payable of $11.8 million, higher taxes payable of $9.8 million, partially offset by lower payables to related parties of $27.3 million as a result of the termination of many of Talecris’ then existing transition services and distribution agreements with Bayer, and generally lower accrued goods, services, and other items.

Cash Flows from Investing Activities

Talecris’ capital expenditures were $91.7 million and $36.3 million for the nine months ended September 30, 2010 and 2009, respectively, and $75.2 million, $86.2 million, and $65.8 million for the years ended December 31, 2009, 2008, and 2007, respectively. Talecris’ capital expenditures reflect investments in its facilities to support a platform for future growth and efficiency improvements, including compliance enhancements, general infrastructure upgrades, capacity expansions, and new facilities. Talecris’ capital expenditures also reflect investments in its TPR infrastructure to support its plasma collection efforts.

Talecris’ capital expenditures for 2010 and 2009 reflect significantly lower spending related to its TPR infrastructure as compared to 2008 and 2007 as a result of the maturation of its plasma collection platform, as well as the completion of several projects. Talecris’ 2010 and 2009 capital expenditures reflect higher spending related to reliability/compliance initiatives, as well as the initial investments in its new fractionation strategic program. In addition, significant investment which occurred in 2008 continued into 2009 for the new Thrombate III purification facility, which is now mechanically complete. Two earlier investments, Talecris’ Prolastin-C A1PI facility and Talecris’ Koate purification expansion Phase I project were approved by the FDA during 2009. Additional information regarding Talecris’ strategic capital programs is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Liquidity and Capital Resources.”

Talecris’ cash flows used in investing activities also include various cash outflows for the development of its plasma collection center platform, including the purchase price of plasma collection centers acquired from IBR and loans and advances made to third-party plasma suppliers, net of repayments, for the development of plasma collection centers for which Talecris had the option to purchase under certain conditions. Talecris completed the acquisition of twelve plasma centers during 2009 as compared to three centers in both 2008 and 2007. The IBR center acquisition program was completed as of December 31, 2009.

Cash Flows from Financing Activities

Talecris completed its IPO on October 6, 2009, which resulted in net proceeds to Talecris of $519.7 million after deducting underwriters’ discounts and commissions. Talecris used the net proceeds to it from the IPO to repay $389.8 million and $129.9 million of principal under its First and Second Lien Term Loans, respectively. Talecris incurred legal and other costs related to Talecris’ IPO of approximately $3.9 million, of which $2.6 million is included as a reduction of additional paid-in capital. On October 21, 2009, Talecris completed a $600.0 million private placement of its 7.75% Notes at an issue price of 99.321% of par, which resulted in net proceeds to Talecris of $583.9 million after deducting underwriters’ commissions and the discount. Talecris used a portion of the net proceeds from the issuance of the 7.75% Notes to repay $290.9 million and $200.1 million under its First and Second Lien Term Loans, respectively, and $55.6 million of principal under its revolving credit facility. Talecris incurred total debt issuance costs related to the issuance of the 7.75% Notes and the revolving credit facility amendment of $14.9 million during 2009. In addition to the term loan principal payments resulting from the application of net proceeds to Talecris from its IPO and 7.75% Notes issuance, Talecris made contractual principal payments under its First Lien Term Loan during each period as indicated in the table above. Outstanding amounts under Talecris’ revolving credit facility fluctuate based upon its business needs.

During the nine months ended September 30, 2010, Talecris received proceeds of $19.3 million from the exercise of 2,989,023 stock options. In addition, Talecris repurchased 246,823 shares of Talecris common stock from employees for $4.9 million to settle their withholding tax obligations upon vesting of restricted stock. During the nine months ended September 30, 2010, Talecris recognized excess tax benefits related to share-based compensation of $10.8 million. During the nine months ended September 30, 2009, Talecris repurchased 248,512 shares of Talecris common stock from employees for $4.1 million to settle their withholding tax obligations upon vesting of restricted stock. In addition, Talecris recognized excess tax benefits related to share-based compensation of $1.4 million. During the nine months ended September 30, 2009, Talecris made contractual principal payments of $5.3 million under its First Lien Term Loan, which was repaid and terminated during the fourth quarter of 2009 with the proceeds from Talecris’ IPO and refinancing transactions.

During the year ended December 31, 2009, Talecris repurchased 251,108 shares of Talecris common stock from employees for $4.2 million to settle their withholding tax obligations. During the year ended December 31, 2009, Talecris received proceeds from the exercise of 2,394,762 stock options of $7.6 million. During the year ended December 31, 2008, Talecris repurchased 2,146,232 shares of Talecris common stock from IBR for $33.5 million, plus accrued interest of $1.9 million, and 69,648 shares of Talecris common stock from employees for $0.7 million to settle their withholding tax obligations.

Sources of Credit, Access to Capital and Cash Requirements, and Credit Ratings

 — Sources of Credit

Talecris’ sources of credit as of September 30, 2010 are summarized in the following table:

		Reductions in
		Available Credit
		Facility for
	Maximum	Other	September 30, 2010
	Available	Financial	Amounts	Amounts
Debt Instrument	Amounts	Instruments (1)	Outstanding	Available

7.75% Notes	$600,000	$—	$600,000	$—
Revolving Credit Facility	325,000	2,431	—	322,569

Total sources of credit	$925,000	$2,431	$600,000	$322,569

(1)	Amounts represent letters of credit used as security for utilities, insurance, and third-party warehousing.

1)	7.75% Unsecured Senior Notes, due November 15, 2016

On October 21, 2009, Talecris completed the issuance of $600.0 million of the 7.75% Notes at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The 7.75% Notes yield 7.875% to maturity and pay interest semi-annually on May 15 and November 15 to holders of record on the immediately preceding May 1 and November 1, respectively. The 7.75% Notes are guaranteed on a senior unsecured basis by Talecris’ existing and future domestic subsidiaries. Except as described below, Talecris will not be entitled to redeem the 7.75% Notes at its option prior to November 12, 2012.

Talecris may redeem some or all of the 7.75% Notes, at its option, at any time on or after November 12, 2012, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the 7.75% Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage

2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

In addition, at any time during each twelve-month period ending on November 15, 2010, 2011, and 2012, Talecris may redeem up to 10% of the originally issued principal amount of the 7.75% Notes at a redemption price of 103% of the principal amount of the 7.75% Notes redeemed plus accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of the holders of the 7.75% Notes on the relevant record date to receive interest due on the relevant interest payment date.

At any time, or from time to time, on or prior to November 15, 2012, Talecris may, at its option, redeem up to 35% of the aggregate principal amount of the 7.75% Notes issued under the indenture with the net cash proceeds to Talecris of certain equity offerings at a redemption price equal to 107.75% of the principal amount of the 7.75% Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the 7.75% Notes originally issued remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

Under the Make-Whole redemption feature, Talecris may redeem 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any, prior to November 15, 2012, with respect to some or all of the 7.75% Notes, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

Talecris is not required to make mandatory redemption or sinking fund payments with respect to the 7.75% Notes.

Upon a change of control, the 7.75% Notes are puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any.

Talecris may incur additional indebtedness and its subsidiary guarantors may also incur additional indebtedness if its Fixed Charge Coverage Ratio for its most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, Talecris’ and Talecris’ restricted subsidiaries’ ability to: (i) sell assets; (ii) pay distributions on, redeem or repurchase its capital stock or redeem or repurchase its subordinated debt; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred stock; (v) create or incur certain liens;

(vi) enter into agreements that restrict distributions or other payments from Talecris’ restricted subsidiaries to it; (vii) engage in certain sale and leaseback transactions; (viii) engage in certain transactions with affiliates; (ix) transfer or dispose of the capital stock of the restricted subsidiary to persons other than Talecris or its restricted subsidiaries; and (x) create unrestricted subsidiaries. The indenture also contains certain customary events of default.

In connection with the sale of the 7.75% Notes, Talecris and its subsidiaries that guaranteed the 7.75% Notes entered into an exchange and registration rights agreement with the initial purchasers of the 7.75% Notes on October 21, 2009, pursuant to which Talecris was obligated, by April 19, 2010, to file with the SEC under the Securities Act of 1933, as amended, a registration statement with respect to an offer to exchange the 7.75% Notes (and guarantees) for substantially identical new notes (and guarantees) of Talecris.

On July 19, 2010, Talecris exchanged all of its then outstanding 7.75% Senior Notes due 2016 for 7.75% Senior Notes due 2016 that have been registered under the Securities Act of 1933, as amended (Exchange Notes). The exchange offer was made pursuant to the registration rights agreement that Talecris entered into with the initial purchasers in connection with the issuance of the previously outstanding notes. The Exchange Notes are substantially identical to the previously outstanding notes, except that the transfer restrictions, registration rights, and additional interest provisions relating to the previously outstanding notes will not apply to the Exchange Notes. This exchange did not impact Talecris’ capitalization. Unless stated otherwise in the context of discussion in this joint proxy statement/prospectus, Talecris uses the term “7.75% Notes” to describe both its previously outstanding notes and the Exchange Notes.

2)	Revolving Credit Facility

Talecris has a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 12, 2009 as described below. Talecris uses its available cash balances to repay amounts outstanding under this revolving credit facility. Talecris deposits any excess cash amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011.

Borrowings under this facility bear interest at a rate based upon either ABR or LIBOR, at Talecris’ option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the revolving credit facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the years ended December 31, 2009, 2008 and 2007, the weighted average interest rates on Talecris’ revolving credit facility was 2.79%, 4.79% and 7.90%, respectively. At December 31, 2008, the interest rates on the ABR and LIBOR borrowings were 3.75% and 2.82%, respectively. No amounts were outstanding under the revolving credit facility at December 31, 2009 or at September 30, 2010 and no significant amounts were outstanding during the nine months ended September 30, 2010.

The revolving credit facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of Talecris’ personal property, including manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

The revolving credit facility contains default provisions, and, pursuant to the October 12, 2009 amendment described below, imposes restrictions on annual capital expenditures if Talecris’ leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires Talecris to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if Talecris’ borrowing availability based on eligible collateral is less than $48.75 million. The revolving credit facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness.

The borrowing base under Talecris’ revolving credit facility is based on Talecris’ accounts receivable and inventory, and is calculated as (i) 85% of Talecris’ eligible accounts receivable plus (ii) the lesser of (a) 65% of Talecris’ eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of Talecris’ eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to Talecris based on the value of Talecris’ work-in-process inventory (with “filled-not-packed” and “packed-not-released” inventory being considered finished goods inventory). From time to time, the collateral agent under the revolving credit facility may modify Talecris’ eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

On October 12, 2009, Talecris entered into an amendment to the revolving credit facility dated as of October 12, 2009. The revolving credit facility, as amended, permitted the 7.75% Notes, described above, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met, and (iii) increases Talecris’ capital expenditure baskets so that it will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, Talecris is not subject to any limitation on its capital expenditures in any fiscal year if Talecris’ leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the revolving credit facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

Talecris’ revolving credit facility, as amended, permits the payment of cash dividends to holders of Talecris common stock commencing with the first fiscal quarter of 2010, so long as (i) the Leverage Ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma Availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all Revolving Loans, and the issuance of all Letters of Credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of Restricted Payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the Restricted Payment.

3)	First and Second Lien Term Loans

Talecris’ First and Second Lien Term Loans were repaid in full and terminated as a result of the application of the net proceeds to Talecris from its October 6, 2009 IPO and the issuance of its 7.75% Notes on October 21, 2009. The annualized weighted average interest rates on the First Lien Term Loan were 4.66%, 6.60% and 9.07% for the years ended December 31, 2009, 2008 and 2007, respectively, and the weighted average annualized interest rates on the Second Lien Term Loan were 7.68%, 9.63% and 12.13% for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2008, the interest rates on the First and Second Lien Term Loans were 5.64% and 8.64%, respectively.

4)	Interest Rate Swaps and Caps

Talecris used $28.7 million of the net proceeds to it from the issuance of its 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, Talecris settled and terminated its remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the settlement and termination of these interest rate swap contracts, Talecris recognized a charge of $30.9 million (approximately $18.9 million after tax) during the year ended December 31, 2009 within total other non-operating expense, net, in Talecris’ consolidated income statement. At December 31, 2008, $23.3 million, net of taxes, was recorded in accumulated other comprehensive loss, related to Talecris’ interest rate swap contracts. As a result of their settlement and termination, Talecris reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in its consolidated income statement for the year ended December 31, 2009.

At December 31, 2008, Talecris had five variable-to-fixed interest rate swap contracts with an aggregate notional principal amount of $500.0 million outstanding and two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding, respectively. At December 31, 2008, the fair value of Talecris’ interest rate derivatives was $37.5 million, which was recorded primarily in other long-term liabilities on its consolidated balance sheet. Fair value was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data. At December 31, 2009, Talecris had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. The interest rate caps matured during February 2010.

 — Access to Capital and Cash Requirements

At September 30, 2010, Talecris’ cash and cash equivalents totaled $150.5 million. Talecris uses its available cash balances to repay amounts outstanding under its revolving credit facility. Talecris deposits any excess cash amounts into an overnight investment account. At September 30, 2010, no amounts were outstanding under Talecris’ revolving credit facility and Talecris had unused available borrowing capacity of $322.6 million.

Talecris expects its cash flows from operations combined with its cash balances and availability of its revolving credit facility to provide sufficient liquidity to fund its current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. As of the date of this joint proxy statement/prospectus, Talecris believes that it is currently in compliance with all covenants or other requirements set forth in its credit facilities.

Talecris’ working capital, which is driven primarily by its accounts receivable turnover and inventory production times, including plant turnarounds, can vary significantly period to period. Talecris’ capital requirements will depend on many factors, including Talecris’ rate of sales growth, acceptance of Talecris’ products, costs of securing access to adequate manufacturing capacities, maintaining cGMP compliant facilities, the timing and extent of research and development activities, and changes in operating expenses, including costs of production and sourcing of plasma, all of which are subject to uncertainty. Talecris anticipates that its cash needs will be significant and that Talecris may need to increase its borrowings under its credit facilities in order to fund its operations and strategic initiatives. Talecris anticipates that its working capital will increase in order to grow its business. In particular, Talecris expects to increase inventories to optimize fractionation capacity.

Although Talecris believes that its capital spending for the years ended December 31, 2009 and 2008 is more indicative of its annual capital spending, Talecris anticipates significantly higher capital spending over the next five years. Talecris expects that its capital spending over the next five years beginning in 2010 to be in the range of $800 million to $850 million on a cumulative basis, substantially higher than it has been in the past. Given the nature of its planned capital projects, Talecris anticipates its capital spending to range from $180 million to $190 million in 2010 and to increase to a peak of $240 million to $260 million in 2011. Most of the anticipated capital spending will be necessary to support Talecris’ future volume growth, particularly with the anticipation that Talecris will reach its fractionation capacity in the near term, launch new product introductions and complete strategic initiatives. Incremental capital spending will continue to be required to ensure ongoing maintenance and compliance of Talecris’ facilities.

The amount and timing of future capital spending is dependent upon a number of factors, including market conditions, regulatory requirements, and the extent and timing of particular projects, among other things. The design and construction of a new, higher-capacity fractionation facility, which Talecris currently estimates will cost $340 million plus an additional $40 million in capitalized interest, and anticipates will be operational by 2015; construction of new purification facilities for Plasmin are estimated to cost approximately $120 million; with additional expenditures planned for Koate modernization and albumin purification expansion and projects to support continued new product development, among others. Talecris’ planned capital program also includes projects to increase its fractionation capacities. To the extent Talecris discontinues a capital project, it would write-off a portion or all previously capitalized amounts through a charge to its consolidated income statement. As a result of its anticipated capacity constraints, Talecris plans to build its Gamunex inventories, which will increase its working capital requirements. The first phase of Talecris’ Factor VIII purification expansion project, as well as reliability improvements, has been completed. In addition, Talecris has completed construction of its new Thrombate III purification facility as well as its new Prolastin-C A1PI purification facility.

On an ongoing basis, Talecris expects to evaluate means to moderate its capital spending, including implementing projects in phases, exploring government subsidies, exploring strategic partnerships, and the like. Talecris may need to incur future debt or issue additional equity if its cash flows and capital resources are insufficient to finance these various activities, particularly in light of the scheduled maturity of its revolving credit facility in December 2011. Additional funds may not be available on terms favorable to Talecris, or at all.

 — Credit Ratings

Talecris’ credit ratings as of September 30, 2010 were as follows:

Standard &
	Moody’s	Poor’s

7.75% Notes	B1	BB
Corporate Family Rating	Ba3	BB

Factors that can affect Talecris’ credit ratings include changes in Talecris’ operating performance, financial position, business strategy, and the overall economic environment for the plasma-derived products business. If a downgrade of Talecris’ credit ratings were to occur, it could adversely impact, among other things, Talecris’ future borrowing costs and access to capital markets.

Contractual Obligations

The following table summarizes Talecris’ significant contractual obligations as of December 31, 2009. Talecris’ contractual obligations at September 30, 2010 were not materially different than at December 31, 2009, except as indicated below.

	Payments Due by Period
		Less than			More than
	Total	1 Year (4)	1-3 Years	4-5 Years	5 Years

Long-term debt(1)	$600,000	$—	$—	$—	$600,000
Interest payments(2)	328,600	49,600	139,500	93,000	46,500
Capital lease obligations	15,157	1,740	5,356	3,455	4,606
Operating lease obligations	50,486	16,727	24,759	5,351	3,649
Purchase commitments(3)	719,530	202,307	350,307	108,542	58,374

Total	$1,713,773	$270,374	$519,922	$210,348	$713,129

(1)	Long-term debt in the table above consists of outstanding amounts under Talecris’ 7.75% Notes. Talecris also has a $325.0 million revolving credit facility, maturing on December 6, 2011, for which no amounts were outstanding at September 30, 2010. The 7.75% Notes are redeemable or puttable prior to their scheduled maturity of November 15, 2016 under certain circumstances as described further in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Liquidity and Capital Resources.”

(2)	Interest payments related to long-term debt in the table above consists of interest amounts under Talecris’ 7.75% Notes. Talecris also has a $325.0 million variable rate revolving credit facility, for which no amounts were outstanding at September 30, 2010.

(3)	Includes material agreements to purchase goods and services that are enforceable and legally binding.

(4)	Amounts in this column represent Talecris’ estimated contractual obligations for the 2010 full year, as of December 31, 2009. At September 30, 2010, Talecris’ contractual obligations related to interest payments and minimum purchase commitments for the remainder of 2010 were approximately $23.3 million and $63.8 million, respectively. At September 30, 2010, Talecris’ contractual obligations related to capital lease obligations and operating lease obligations for the remainder of 2010 were $0.4 million and $4.2 million, respectively.

In addition to the contractual obligations disclosed in the table above, Talecris has other contractual obligations for which the timing and extent of future payments are not known. Talecris has described these potential obligations in the following paragraphs.

Talecris has employment agreements and offer letters with certain of its employees which require payments generally ranging from 100% to 200% of the employee’s annual compensation if employment is terminated not for cause by it, or by the employee, for good reason, as defined. Certain of these arrangements also include provisions for payments of bonuses under Talecris’ annual incentive plan and the vesting of equity awards, as well as other customary payments, such as accrued personal days, bonuses, continuing benefits, and outplacement services. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of Talecris, as therein defined, the agreements generally require Talecris to vest all of the employees’ stock-based compensation.

Talecris has two exclusive commercial license agreements for advanced protein production technology with Crucell. In consideration of the licenses that Crucell has granted to it, Talecris paid up-front license fees of $4.0 million during 2008 and additional milestones of $0.5 million during 2009 and could be required to pay up to $48.0 million of additional development milestones as specified activities are completed. Under the terms of both agreements, Talecris may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell. If products developed under these agreements are sold, Talecris would be required to pay royalties to Crucell ranging from 3% to 5% of net sales from recombinant Factor VIII and from 3.5% to 6% of net sales from recombinant A1PI. Talecris currently anticipates paying milestones of $1.5 million and $2.0 million during 2010 and 2011, respectively, under these agreements.

At September 30, 2010, $11.4 million of unrecognized tax benefits have been recorded as liabilities for uncertain income tax positions. The ultimate resolution of Talecris’ uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law, and the willingness of the income tax authorities to settle, including the timing thereof, and other factors. Although Talecris does not anticipate significant changes to its uncertain income tax positions in the next twelve months, items outside of Talecris’ control could cause its uncertain income tax positions to change in the future.

As indicated elsewhere in this joint proxy statement/prospectus, Talecris has embarked on a substantial capital plan, which it anticipates to be in the range of $800 million to $850 million on a cumulative basis over the next five years beginning in 2010. Given the nature of its planned capital projects, Talecris anticipates its capital spending to range from $180 million to $190 million in 2010 and increase to peak of $240 million to $260 million in 2011. Actual spending will vary based upon changes to the timing and scope of planned projects, including project deferral or acceleration, as well as new opportunities. At September 30, 2010, Talecris has commitments and open purchase orders for capital spending under this program of approximately $222.0 million.

Talecris has entered into agreements with investment bankers related to its definitive merger agreement with Grifols. Under the terms of the agreement, Talecris is obligated to pay fees totaling $21.3 million upon successful closing of the merger transaction.

Under the terms of the definitive merger agreement with Grifols, Talecris is permitted to offer retention amounts up to a total of $15.0 million to employees. At September 30, 2010, Talecris has offered retention amounts totaling approximately $10.3 million to employees, of which $2.9 million was paid during 2010 and the remaining amounts are expected to be paid in 2011, subject to the terms of the retention agreement.

Off-Balance Sheet Arrangements

As of September 30, 2010, Talecris does not have any off-balance sheet arrangements that are material or reasonably likely to be material to its consolidated financial position or results of operations.

Non-U.S. GAAP Financial Measures

Talecris believes that a meaningful analysis of its historical operating performance is enhanced by the use of adjusted EBITDA, as defined in Talecris’ revolving credit facility, and Consolidated Cash Flow, as defined in Talecris’ 7.75% Notes. Both adjusted EBITDA and Consolidated Cash Flow are financial measures that are not defined by U.S. GAAP. A non-U.S. GAAP financial measure is a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in a comparable measure calculated and presented in accordance with U.S. GAAP in the statement of operations, such as net income, or the statement of cash flows, such as operating cash flow, or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measures so calculated and presented. The non-U.S. GAAP financial measures that Talecris uses should not be considered a substitute for any performance measure determined in accordance with U.S. GAAP. Talecris does not rely solely on these non-U.S. GAAP financial measures and also considers its U.S. GAAP results. Because the non-U.S. GAAP financial measures Talecris uses are not calculated in the same manner by all companies, they may not be comparable to similarly titled measures used by other companies. To properly and prudently evaluate Talecris’ business, Talecris encourages you to also review its U.S. GAAP consolidated financial statements included elsewhere in this joint proxy statement/prospectus, and not to rely on any single financial measure to evaluate Talecris’ business. These non-U.S. GAAP financial measures have material limitations as analytical tools and you should not consider these measures in isolation, or as a substitute for analysis of Talecris’ results as reported under U.S. GAAP.

Adjusted EBITDA and Consolidated Cash Flow are used by Talecris’ management, its lenders, and the compensation committee of the Talecris Board of Directors as follows:

•	Talecris’ management uses adjusted EBITDA as one of its primary financial performance measures in the day-to-day oversight of Talecris’ business to, among other things, allocate financial and human resources across Talecris’ organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage Talecris’ plants’ production plans, and assess appropriate levels of sales and marketing initiatives. Talecris’ management uses adjusted EBITDA in its decision making because this supplemental operating performance measure facilitates internal comparisons to historical operating results and external comparisons to competitors’ historical operating results by eliminating various income and expense items which are either not part of operating income or may vary significantly when comparing Talecris’ results among the periods presented to Talecris’ competitors or other companies.

•	The compensation committee uses adjusted EBITDA as a financial performance objective because it is one of Talecris’ primary financial performance measures used in the day-to-day oversight of its business to, among other things, allocate financial and human resources across Talecris’ organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage Talecris’ plants’ production plans, and assess appropriate levels of sales and marketing initiatives. In 2009 and prior years, the compensation committee used unlevered free cash flow because it measures management’s effectiveness in managing cash and the related impact on interest expense. In order to motivate top performance by Talecris’ executives, Talecris establishes a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as sales volume and pricing, cost control, working capital management, plasma platform objectives, R&D objectives and sales and marketing objectives, among others. Talecris’ compensation committee has discretion to adjust the actual results related to the performance targets positively or negatively for items which, in the opinion of the compensation committee, were not reasonably within management’s control. Talecris’ compensation committee also evaluates the manner in which actual results were achieved to determine if unusual actions or risks were taken that would impact or manipulate the results.

•	Talecris’ lenders use adjusted EBITDA to determine compliance with the Leverage Ratio financial covenant under Talecris’ revolving credit facility, which is calculated as debt less cash divided by the last twelve months’ adjusted EBITDA. The October 15, 2009 amendment to Talecris’ revolving credit facility removed restrictions on Talecris’ annual capital expenditures if Talecris’ Leverage Ratio is greater than 2.00 to 1.00. Talecris’ 7.75% Notes use a similar measure referred to as Consolidated Cash Flow to determine compliance with the Fixed Charge Coverage Ratio, which allows for the incurrence of indebtedness and issuance of qualified and preferred stock if at least 2.00 to 1.00.

Certain items that Talecris eliminates in calculating adjusted EBITDA and Consolidated Cash Flow have been, and Talecris expects will continue to be, significant to its business. For example:

•	Interest expense is a necessary element of Talecris’ costs and is largely a function of its capital structure and reflects its debt levels;

•	Depreciation and amortization primarily result from the allocation of resources relative to investment decisions by Talecris’ management and Board of Directors;

•	Income tax expense results from Talecris’ performance and applying statutory tax rates in the jurisdictions in which Talecris operates coupled with the application of income tax accounting guidance and tax planning strategies;

•	Non-cash compensation expense is expected to be a recurring component of Talecris’ costs, although Talecris expects that it will not grant share-based compensation in the same magnitude in the future;

•	Expenses related to Talecris’ special recognition bonuses are significant, and although Talecris does not expect to grant bonuses in this magnitude in the future, bonuses will continue to be a key component of compensation to retain and attract employees; and

•	Expenses related to debt extinguishment represent a necessary element of Talecris’ costs to the extent that Talecris restructures its debt.

Although Talecris currently believes other items such as management fees, transition and unusual or non-recurring expenses, transaction related income and expenses, and retention bonuses will not recur in the future in the same magnitude that they have occurred in the past, Talecris may incur similar items in the future. Other items, such as impairment charges, are not predictable, and therefore, Talecris could incur similar charges in the future.

In the following table, Talecris has presented a reconciliation of adjusted EBITDA and Consolidated Cash Flow to the most comparable U.S. GAAP measure, net income:

	Nine Months Ended
	September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007

Net income	$149,014	$152,517	$153,889	$65,797	$123,565
Interest expense, net(a)	34,915	61,445	74,491	97,040	110,236
Income tax provision (benefit)(b)	81,143	74,914	75,008	36,594	(40,794)
Depreciation and amortization(c)	26,482	21,403	28,936	20,269	10,749

EBITDA	291,554	310,279	332,324	219,700	203,756
Transition and other non-recurring expenses(d)	—	—	—	—	15,251
Management fees(e)	—	5,715	5,715	6,871	6,097
Non-cash share-based compensation expense(f)	14,203	39,625	47,546	38,707	21,241
Special recognition bonus expense(g)	2,019	4,852	6,310	6,622	8,167
Loss on extinguishment of debt(h)	—	—	43,033	—	—
Equity in earnings of affiliate(i)	(599)	(296)	(441)	(426)	(436)
Merger-related expenses(j)	17,908	8,310	9,136	5,593	—
Other(k)	1,106	1,903	3,660	10,749	2,695

Adjusted EBITDA	326,191	370,388	447,283	$287,816	$256,771

Merger termination fee(l)	—	—	(75,000)

Consolidated Cash Flow(m)	$326,191	$370,388	$372,283

(a)	Represents interest expense associated with Talecris’ debt structure. Through the third quarter of 2009, Talecris’ debt structure consisted of facilities totaling $1.355 billion, including Talecris’ $700 million First Lien Term Loan, $330 million Second Lien Term Loan, and $325 million Revolving Credit Facility, as well as Talecris’ interest rate cap and swap contracts. As a result of Talecris’ IPO and refinancing transactions during October 2009, Talecris reduced its credit facilities to $925 million, consisting of its $600 million 7.75% Notes and $325 million Revolving Credit Facility. Talecris also settled and terminated its interest rate swap contracts.

(b)	Represents Talecris’ income tax provision (benefit) as presented in its consolidated income statements.

(c)	Represents depreciation and amortization expense associated with Talecris’ property, plant, and equipment, and all other intangible assets.

(d)	Represents the expense associated with the development of Talecris’ internal capabilities to operate as a standalone company apart from Bayer, consisting primarily of consulting services associated with developing its corporate infrastructure.

(e)	Represents the advisory fees paid to Talecris Holdings, under the Management Agreement, as amended. This agreement was terminated in connection with Talecris’ IPO.

(f)	Represents Talecris’ non-cash share-based compensation expense associated with stock options, restricted stock, RSUs, and performance share units.

(g)	Represents compensation expense associated with special recognition bonus awards granted to certain of Talecris’ employees and senior executives to reward past performance. Talecris made the final payments under the special recognition bonus awards during March 2010. Talecris does not anticipate granting similar awards in the future.

(h)	Represents charges to write-off previously capitalized financing charges associated with Talecris’ First and Second Lien Term Loans as a result of their repayment and termination as well as costs associated with the settlement and termination of Talecris’ interest rate swap contracts.

(i)	Represents non-operating income associated with Talecris’ investment in Centric, which Talecris believes are not part of its core operations.

(j)	Represents merger-related retention expenses associated with Talecris’ terminated merger agreement with CSL for the 2009 period and merger related expenses associated with Talecris’ merger agreement with Grifols, including investment bankers, legal, accounting and other costs, as well as retention expenses for the 2010 period.

(k)	For the year ended December 31, 2009, the amount represents $3.1 million of charges related primarily to capital lease assets and leasehold improvements, offset by recoveries of $1.9 million related to Talecris’ 2008 plasma center cGMP issue. For the year ended December 31, 2009, the amount also includes $1.3 million of costs related to Talecris’ October 6, 2009 IPO. For the year ended December 31, 2008, the amount represents an inventory impairment charge, net of recoveries of $5.8 million due to Talecris’ plasma center cGMP issue, an impairment charge of $3.6 million related primarily to capital lease assets and leasehold improvements, and other long-lived asset impairment charges of $0.7 million. For the year ended December 31, 2008, the amount also includes $0.9 million of costs related to the initial public offering that was discontinued during 2008, partially offset by insurance recoveries of $0.3 million. During the year ended December 31, 2007, the amount represents asset impairment charges of $2.8 million associated with the discontinuation of a capital project. For the nine months ended September 30, 2010, the amount includes losses on disposals of equipment of $0.6 million and long-lived asset impairment charges of $0.6 million, partially offset by inventory recoveries of $0.1 million. For the nine months ended September 30, 2009, the amount includes losses on disposals of equipment of $0.9 million, long-lived asset impairment charges of $1.0 million, and $1.1 million of non-capitalizable IPO costs, partially offset by inventory recoveries of $1.1 million.

(l)	For the year ended December 31, 2009, the amount includes a $75.0 million merger termination fee that Talecris received from CSL in connection with the termination of its definitive merger agreement.

(m)	The computation of Consolidated Cash Flow is not applicable prior to the issuance of Talecris’ 7.75% Notes on October 21, 2009. Talecris’ adjusted EBITDA for the nine months ended September 30, 2009 includes a $75.0 million termination fee received from CSL as a result of the termination of the definitive merger agreement. In addition, Talecris incurred legal and other costs associated with the regulatory review process of Talecris’ terminated merger agreement with CSL of $6.0 million for the nine months ended September 30, 2009. The merger termination fee and these expenses were not permitted as adjustments to Talecris’ adjusted EBITDA as defined in Talecris’ then existing revolving credit facility or First and Second Lien Term Loans.

In addition to the adjustments Talecris makes in computing adjusted EBITDA and Consolidated Cash Flow, Talecris’ management and compensation committee also consider the impact of other items when evaluating Talecris’ operating performance. Certain of these items, which impact the comparability of Talecris’ historical financial results, are included in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Talecris — Matters Affecting Comparability.”

In addition to the non-U.S. GAAP financial measures of adjusted EBITDA and Consolidated Cash Flow presented above, Talecris has also presented a quantification of the impact to its financial results for the CSL merger termination fee, CSL merger-related expenses, and Grifols merger-related expenses, in the fourth bullet point of the “Financial Highlights for the 2010 First Half” in the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of Talecris” presented above. Talecris believes it has further enhanced the comparability of its financial results between the periods presented by using an adjusted share base in the computation of diluted earnings per share, reflecting the impact for the issuance of common shares to convert its Series A and B preferred stock, settle accrued dividends on the preferred stock, and complete its IPO as if these events occurred at the beginning of 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK FOR TALECRIS

Talecris operates on a global basis, and is exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates, foreign exchange, and commodity prices. The overall objective of Talecris’ financial risk management program is to minimize the impact of these risks through operational means and by using various financial instruments. These practices may change as economic conditions change. At September 30, 2010, Talecris was not a party to any derivative financial instruments.

Interest Rate Risk

At September 30, 2010, Talecris’ long-term debt consisted of its 7.75% Notes ($600.0 million outstanding), which bears a fixed interest rate, and its $325.0 million Revolving Credit Facility, which bears interest at a rate based upon either ABR or LIBOR, at Talecris’ option, plus applicable margins based upon borrowing availability. Talecris’ exposure to adverse movements in ABR or LIBOR during 2010 has not been significant as a result of minimal average borrowings outstanding under the Revolving Credit Facility during the period. Assuming a fully drawn Revolving Credit Facility and a 100 basis point increase in applicable interest rates, Talecris’ interest expense, net, would increase by $3.25 million on an annual basis.

At September 30, 2010, Talecris had cash and cash equivalents of $150.5 million. Talecris uses its available cash balances to repay amounts outstanding under its Revolving Credit Facility. Talecris deposits any excess amounts into an overnight investment account, which earns minimal interest. Because Talecris’ cash and cash equivalents are short-term in duration, Talecris believes that its exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the carrying value of its cash and cash equivalents. Talecris actively monitors changes in interest rates.

Foreign Currency Risk

Talecris operates internationally and enters into transactions denominated in foreign currencies. As such, Talecris’ financial position, results of operations, cash flows, and competitive position are subject to the variability that arises from exchange rate movements in relation to the U.S. dollar. Talecris’ foreign currency exposures are primarily limited to the impact that fluctuations in the euro and the Canadian dollar have on Talecris’ net revenue and the remeasurement of Talecris’ euro-denominated accounts receivable.

Approximately 30.9% of Talecris’ net revenue for the nine months ended September 30, 2010 was generated outside of the United States. Foreign currency exchange rate fluctuations in relation to the U.S. dollar unfavorably impacted Talecris’ product net revenue by $3.6 million, or 0.3%, for the nine months ended September 30, 2010. In addition, Talecris incurred transaction losses, net, of $2.9 million during the nine months ended September 30, 2010, respectively, primarily related to the remeasurement of euro-denominated accounts receivable, which Talecris recorded within SG&A in its unaudited consolidated income statement.

For the purpose of specific risk analysis, Talecris used a sensitivity analysis to measure the potential impact to its unaudited consolidated income statement for a hypothetical 10% strengthening of the U.S. dollar compared with the euro and Canadian dollar for the nine months ended September 30, 2010. Assuming a 10% strengthening of the U.S. dollar, Talecris’ product net revenue would have been negatively impacted by approximately $12.5 million for the nine months ended September 30, 2010. At September 30, 2010, Talecris had approximately €45.1 million in receivables. An adverse movement in the value of the euro in relation to the U.S. dollar could have a significant impact on its profitability. Talecris has not hedged its exposure to changes in foreign currency exchange rates. Consequently, Talecris could incur unanticipated gains and losses as a result of changes in foreign currency exchange rates.

Commodity Risk

Plasma is the key raw material used in the production of Talecris’ products, which Talecris obtains from its plasma collection centers, as well as third party plasma suppliers. As of November 1, 2010, Talecris’ plasma collection center platform consisted of 69 operating centers, of which 67 were FDA licensed and 2 were unlicensed. These licensed centers collected approximately 69.4% of Talecris’ plasma during the nine months ended September 30, 2010.

For purposes of specific risk analysis, Talecris used a sensitivity analysis to measure the potential impact to its unaudited consolidated income statements for a hypothetical 10% increase in the cost of plasma used to produce the products sold during the nine months ended September 30, 2010. Assuming this 10% increase in the cost of plasma, Talecris’ cost of goods sold would have increased by $40.9 million for the nine months ended September 30, 2010, and Talecris’ gross margin would have been negatively impacted by 344 basis points for the nine months ended September 30, 2010, respectively. This sensitivity analysis assumes that Talecris would not be able to pass the hypothetical cost increase to its customers in the form of pricing increases. This sensitivity analysis does not consider the fixed pricing of plasma purchased from Talecris’ third-party plasma suppliers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF TALECRIS

Talecris has engaged in the following transactions with its directors, executive officers and holders of more than 5% of its voting securities on an as converted to Talecris common stock basis, and affiliates of its directors, executive officers and holders of more than 5% of its voting securities during the nine months ended September 30, 2010 and the year ended December 31, 2009. Talecris believes that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

In accordance with the terms of Talecris’ Policy on Related Party Transactions, which was adopted by Talecris’ Chief Executive Officer and amended by the Talecris Board of Directors on August 7, 2009, it is the responsibility of the audit committee of the Talecris Board of Directors to review and approve, in advance, the terms and conditions of all related person transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC.

In considering the approval of a related person transaction, the details of the transaction must be discussed with the audit committee, including the identification of the related person, the related person’s relationship with Talecris, and the nature and the amount of the transaction, evidence to support the arms’ length nature of the transaction, including terms and manner of settlement, and the anticipated impact on the financial statements and disclosures. In considering the approval of a related person transaction, a legitimate business case must be developed, including the arm’s length nature of the transaction and the disclosure implication of such transaction. Related person transactions to which this policy applies includes, among others, any transaction to which Talecris may be party with any of its directors, executive officers or 5% stockholders or their respective immediate family members. The policy also applies to any transaction to which Talecris may be a party with any of its employees, in which case the Chief Executive Officer of Talecris has the authority to approve such related person transactions involving employees other than Talecris’ executive officers or directors. Certain related person transactions that need not be disclosed under Item 404, including transactions where the aggregate amount involved does not exceed $120,000, may be pre-approved or ratified by Talecris’ audit committee. Responsibility for compensation of executive officers and directors is vested in the compensation committee rather than the audit committee. Other transactions, including loans to executive officers and split dollar life insurance with officers, are prohibited under the policy.

Stockholders Agreements

Agreement with Talecris Holdings and Certain Executive Officers and Directors

On December 7, 2006, Talecris entered into a stockholders agreement, which is referred to as the stockholders agreement, with Talecris Holdings and Lawrence D. Stern, Talecris’ Chairman and Chief Executive Officer (then Talecris’ Executive Chairman), who had received a grant of 360,000 unrestricted shares of Talecris common stock under Talecris’ 2006 Restricted Stock Plan. Since that time, each of Joel E. Abelson, James R. Engle, John F. Gaither, Jr., John M. Hanson, Kari D. Heerdt, Mary J. Kuhn, Thomas J. Lynch, Daniel L. Menichella, Bruce Nogales, John R. Perkins and Stephen R. Petteway, as well as Talecris’ directors — Paul N. Clark, James T. Lenehan, Kenneth J. Martin, and Ruedi E. Waeger — have also become a party to this agreement in connection with the issuance by Talecris of unrestricted shares of Talecris common stock to them upon the vesting of restricted share awards. The stockholders agreement provides for limited market stand-offs during the two-year period following Talecris’ initial public offering and further provides for confidentiality and indemnification obligations. Certain other provisions of the agreement were terminated in connection with Talecris’ initial public offering.

Agreement with Talecris Holdings and Bayer

On March 31, 2005, Talecris entered into a stockholders agreement with Talecris Holdings and Bayer Healthcare, LLC and certain affiliates of Bayer Healthcare, LLC, which is referred to collectively as Bayer. This stockholders agreement provided the Talecris stockholders who were party thereto with certain rights with respect to the approval of certain matters and the designation of nominees to serve on the Talecris Board of Directors, as well as registration rights for Talecris’ securities that they own. Because Bayer disposed of its equity interest in Talecris, this agreement is effectively of no further force or effect with respect to Bayer.

Restrictions upon Affiliate Transactions and Certain Payments

The stockholders agreement imposes certain limitations upon transactions that Talecris may enter into with Cerberus Partners, L.P. or Ampersand Ventures or their respective affiliates if any such transaction exceeds $1 million or $10 million and does not receive approval by a disinterested majority of the Talecris Board of Directors or if a fairness opinion is not provided by a nationally recognized investment banking or appraisal firm, respectively. There are various exceptions provided for transactions contemplated explicitly under the agreement itself, the payment of management fees and other excluded transactions.

Registration Rights

Demand Rights

Under the stockholders agreement as currently in effect, Talecris Holdings holds registration rights that allow it at any time after six months following the consummation of Talecris’ initial public offering in October 2009 (but not within 180 days after the consummation of any other public offering) to request that Talecris registers the resale under the Securities Act, of all or any portion of the shares of Talecris common stock that they own. Talecris Holdings is entitled to an unlimited number of such demand registrations. Talecris is not required to maintain the effectiveness of any resale registration statement for more than 210 days (of which the effectiveness of the registration statement may be suspended pursuant to a stop order or the like for up to 30 days). Talecris is also not required to effect any demand registration within 30 days prior to the filing of, or during the 180 days following the effectiveness of, a registration statement for which Talecris Holdings holds “piggyback” registration rights (as described below) and are given the opportunity to sell shares pursuant to such registration statement. Talecris may refuse a request for demand registration if, in its reasonable judgment, it is not feasible for it to proceed with the registration because of the existence of any acquisition, disposition or other material transaction or financing activity involving Talecris, or because of the unavailability of audited financial statements or Talecris’ possession of material information that it would not be in Talecris’ best interests to disclose in a registration statement, provided that such refusal only results in one 180 day delay to the registration and only occurs one time per any twelve month period.

Piggyback Rights

Talecris Holdings also holds “piggyback” registration rights exercisable at any time commencing six months following Talecris’ initial public offering that allow it to include the shares of Talecris common stock that it owns in any public offering of equity securities initiated by Talecris (other than those public offerings pursuant to registration statements on forms that do not permit registration for resale by them) or by any of Talecris’ other holders of equity securities that have registration rights. These “piggyback” registration rights are subject to proportional cutbacks based on the manner of such offering and the identity of the party initiating such offering.

Indemnification; Expenses

Talecris has agreed to indemnify Talecris Holdings against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of Talecris common stock, unless such liability arose from such principal’s misstatement or omission, and each such stockholder has agreed to indemnify Talecris against all losses caused by its misstatements or omissions. Talecris will pay all expenses incidental to Talecris’ performance under the stockholders agreement, and Talecris Holdings will pay its respective portion of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under the stockholders agreement.

Transactions with Centric Health Resources

Talecris’ investment in Centric Health Resources, which is referred to as Centric, is accounted for using the equity method of accounting based on the assessment that Talecris’ 30% interest allows it to exercise significant influence but not control. Under the equity method, Talecris’ investment, originally recorded at cost, is adjusted to recognize Talecris’ share of net earnings or losses of Centric as they occur. Talecris’ recognition of losses is limited to the extent of Talecris’ investment in, advances to, and commitments for the investment.

Centric provides services in the management of Talecris’ Prolastin Direct and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion and customer relationship services for Talecris’ primarily related to Talecris’ U.S. sales of Prolastin A1PI/Prolastin-C A1PI. Centric maintains inventory on Talecris’ behalf which it utilize to fill customer orders. Centric also provides services to Talecris in collecting accounts receivable for sales made under the Prolastin Direct and Gamunex Direct programs. Talecris provides Centric a fee for each unit of product provided to patients, which escalates with volume. Fees paid to Centric are predominantly recorded within cost of goods sold. At September 30, 2010 and December 31, 2009, Talecris had $6.4 million and $5.5 million, respectively, payable to Centric for services rendered.

The following table summarizes Talecris’ related party transactions with Centric for the nine months ended September 30, 2010 and the year ended December 31, 2009:

	Nine Months	Year Ended
	Ended September 30,	December 31,
	2010	2009
	(in thousands)

Equity in earnings of affiliate	$599	$441
Dividends declared and paid	$—	$225
Fees for services	$17,033	$20,306

Transactions with Cerberus and Ampersand

As indicated elsewhere herein, Talecris was majority owned by Cerberus and limited partnerships affiliated with Ampersand as of December 31, 2009 through their investment in Talecris Holdings. Subsequent to December 31, 2009, the ownership of Talecris Holdings was diluted below 50% as a result of the exercise of employee stock options. As of September 30, 2010, Talecris Holdings owned approximately 49% of outstanding Talecris common stock. Prior to its initial public offering, Talecris was charged a management fee under a management agreement with Cerberus and an affiliate of Ampersand. The management agreement terminated in connection with Talecris’ initial public offering and there are no ongoing payment obligations from Talecris to either Cerberus Plasma Holdings LLC or the affiliate of Ampersand under the management agreement. For the year ended December 31, 2009, the management fee was $5.7 million. No amounts were payable at December 31, 2009 or September 30, 2010.

Consulting and Advisory Services Agreement

Talecris entered into a Master Consulting and Advisory Services Agreement dated, as of July 18, 2008 with Cerberus Operations and Advisory Company, LLC, an affiliate of Cerberus Partners, L.P. Pursuant to the terms of this agreement, Cerberus Operations and Advisory Company, LLC will make personnel available to Talecris for the purpose of providing reasonably requested business advisory services. These services include (1) guidance, direction and/or hands-on operational support, (2) assistance on specific projects, (3) assistance with respect to identification, assessment, development and execution of strategic plans and initiatives, and (4) such other guidance, assistance and support as are mutually agreed. The master agreement has no set term, but it, as well as any specific engagement letter entered into pursuant to the master agreement, is terminable upon ten business days written notice by either party.

Each specific engagement between Cerberus Operations and Advisory Company and Talecris is subject to a separate engagement letter that modifies the terms of the master agreement. Pursuant to the terms of the master agreement and engagement letter, Talecris specifies the individuals to be assigned to it under the engagement. The personnel assigned by Cerberus Operations and Advisory Company are not Talecris’ employees and act solely as independent contractors in providing services to Talecris. No material services were provided to Talecris under the terms of this agreement during 2010. During 2009, Talecris incurred fees totaling $0.6 million for services under this agreement. No services were provided to Talecris under this agreement during the nine months ended September 30, 2010.

Family Relationships; Legal Proceedings

There are no family relationships among any of Talecris’ directors or executive officers. None of Talecris’ directors or executive officers, or an associate of such individual, are involved in a material legal proceeding adverse to Talecris or any of Talecris’ subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND
MANAGEMENT OF TALECRIS

The following table sets forth information regarding ownership of the Talecris common stock as of September 30, 2010, or earlier date for information based on filings with the SEC by (1) each person known to Talecris to own more than 5% of the outstanding shares of the Talecris common stock, (2) each director and nominee for director of Talecris, (3) Talecris’ Chief Executive Officer, Chief Financial Officer and each other named executive officer and (4) all directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other reliable information.

The number of shares beneficially owned by each Talecris stockholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under those rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after September 30, 2010. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after September 30, 2010 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed below is c/o Talecris Biotherapeutics Holdings Corp., P.O. Box 110526, 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percentage

5% Stockholders
Talecris Holdings, LLC(1)(2)	61,175,236	48.8
Named Executive Officers and Directors
John F. Gaither(4)	682,758	*
John M. Hanson(5)	621,488	*
Mary J. Kuhn(6)	533,041	*
John Perkins(7)	59,136	*
Lawrence D. Stern(8)	5,281,536	4.2
Stuart A. Auerbach(9)	—	*
Richard A. Charpie(10)	—	*
Paul N. Clark(11)	38,736	*
W. Brett Ingersoll(12)	—	*
James T. Lenehan(13)	684,536	*
Kenneth J. Martin(14)	38,736	*
Steven F. Mayer(15)	—	*
Dean J. Mitchell(16)	9,367	*
Ruedi E. Waeger(17)	291,912	*

All executive officers and directors as a group	8,823,887	7.0

*	Less than one percent.

(1)	Cerberus Plasma Holdings LLC owns a 74.3% equity interest in Talecris Holdings, LLC. Cerberus Plasma Holdings LLC, as the managing member of Talecris Holdings, LLC, exercises voting and investment authority over Talecris’ securities held by Talecris Holdings, LLC. The managing member of Cerberus Plasma Holdings LLC is Cerberus Partners, L.P., whose general partner is Cerberus Associates, L.L.C. Stephen Feinberg is the managing member of Cerberus Associates, L.L.C. and, as such, exercises sole voting and investment authority over Talecris’ securities held by Talecris Holdings, LLC. The address of Cerberus Plasma Holdings LLC is c/o Cerberus Capital Management, L.P., 299 Park Avenue, 28th floor, New York, NY 10171-0002.

(2)	Ampersand, through its affiliated entities: (i) Ampersand 1999 Limited Partnership (“Fund 1”), (ii) Ampersand 1999 Companion Fund Limited Partnership (“Fund 2”), (iii) Ampersand 2001 Limited Partnership (“Fund 3”), (iv) Ampersand 2001 Companion Fund Limited Partnership (“Fund 4”) and (v) Ampersand Plasma Holdings, L.L.C. (“Fund 5”) (foregoing items (i) through (v) collectively referred to as the “Funds”) owns a 25.7% equity interest in Talecris Holdings, LLC. AMP 99 Management Company Limited Liability Company (“AMP 99 MC LLC”) is the General Partner of Fund 1 and Fund 2, AMP 01 Management Company Limited Liability Company (“AMP 01 MC LLC”) is the General Partner of

Fund 3 and Fund 4, and Fund 3 is the Managing Member of Fund 5 (AMP 99 MC LLC, AMP 01 MC LLC and the Funds collectively referred to as the “Ampersand Entities”). Dr. Charpie and Mr. Auerbach, members of the Talecris Board of Directors, are a Principal Managing Member and a Managing Member, respectively, of both AMP 99 MC LLC and AMP 01 MC LLC. They participate in voting and investment decisions on behalf of the Ampersand Entities with respect to Talecris’ securities that such entity may be deemed to beneficially own. Each of Dr. Charpie and Mr. Auerbach disclaims beneficial ownership of the shares of common stock held by Talecris Holdings, LLC or indirectly held by the Ampersand Entities.

(3)	Based on information of beneficial ownership as of December 31, 2009, included in a Schedule 13G filed with the SEC on February 10, 2010. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

(4)	Includes 676,000 options to purchase shares of Talecris common stock at $11.00 per share and 6,758 shares of Talecris common stock.

(5)	Includes 421,760 options to purchase shares of Talecris common stock at $1.39 per share, 131,800 options to purchase shares of Talecris common stock at $11.00 per share and 67,928 shares of Talecris common stock.

(6)	Includes 527,200 options to purchase shares of Talecris common stock at $1.39 per share and 84,971 shares of Talecris common stock.

(7)	Includes 263,600 options to purchase shares of Talecris common stock at $11.00 per share and 43,671 shares of Talecris common stock.

(8)	Includes 2,108,800 options to purchase shares of Talecris common stock at $1.39 per share, 2,016,000 options to purchase shares of Talecris common stock at $21.25 per share and, 970,136 shares of Talecris common stock and 186,600 shares of restricted stock entitled to vote.

(9)	Does not include the shares held indirectly by the Ampersand Entities. Mr. Auerbach serves as a Managing Member of AMP 99 MC LLC and AMP 01 MC LLC. Mr. Auerbach disclaims beneficial ownership of such shares.

(10)	Does not include the shares held indirectly by the Ampersand Entities. Dr. Charpie serves as a Principal Managing Member of AMP 99 MC LLC and AMP 01 MC LLC. Dr. Charpie disclaims beneficial ownership of such shares.

(11)	Includes 8,576 options to purchase shares of Talecris common stock at $11.00 per share, 12,616 options to purchase shares of Talecris common stock at $9.88 per share, 7,848 options to purchase shares of Talecris common stock at $16.63 per share and 9,696 shares of Talecris common stock.

(12)	Does not include the shares held indirectly by Cerberus Partners, L.P. Mr. Ingersoll serves as Senior Managing director of an affiliate of Cerberus Partners, L.P. Mr. Ingersoll disclaims beneficial ownership of such shares.

(13)	Includes 527,200 options to purchase shares of Talecris common stock at $1.39 per share, 12,616 options to purchase shares of Talecris common stock at $9.88 per share, 7,848 options to purchase shares of Talecris common stock at $16.63 per share and 136,872 shares of Talecris common stock.

(14)	Includes 8,576 options to purchase shares of Talecris common stock at $11.00 per share, 12,616 options to purchase shares of Talecris common stock at $9.88 per share, 7,848 options to purchase shares of Talecris common stock at $16.63 per share and 9,696 shares of Talecris common stock.

(15)	Does not include the shares held indirectly by Cerberus Partners, L.P. Mr. Mayer serves as managing director of an affiliate of Cerberus Partners, L.P. Mr. Mayer disclaims beneficial ownership of such shares. The address for Mr. Mayer is c/o Cerberus California, Inc., 11812 San Vincente Boulevard, Los Angeles, CA 90049.

(16)	Includes 9,367 options to purchase shares of Talecris common stock at $20.99 per share.

(17)	Includes 210,880 options to purchase shares of Talecris common stock at $1.39 per share, 12,616 options to purchase shares of common stock of $9.88 per share, 7,848 options to purchase shares of common stock of $16.63 per share and 60,568 shares of Talecris common stock.

COMPARISON OF YOUR RIGHTS AS A HOLDER OF TALECRIS COMMON SHARES AND
YOUR RIGHTS AS A POTENTIAL HOLDER OF GRIFOLS NON-VOTING SHARES AND
GRIFOLS NEW ADSs

Grifols is a company organized under the laws of Spain. As Grifols is a Spanish company, the rights of holders of Grifols non-voting shares are governed directly, and the rights of holders of Grifols new ADSs are governed indirectly, by the Spanish Companies Law (Ley de Sociedades de Capital), and by Grifols’ ByLaws. In addition, the rights of holders of Grifols new ADSs are governed by New York law and the deposit agreement under which the Grifols new ADSs will be issued. Talecris is a Delaware corporation and is governed by the DGCL. The rights of Talecris shareholders are governed by Delaware law and by Talecris’ certificate of incorporation and bylaws. The rights of shareholders under Spanish law and the rights of stockholders under Delaware law differ in certain respects. See the sections entitled “Description of Grifols’ Share Capital” and “Description of Grifols’ American Depositary Shares” for more information about, respectively, Grifols ordinary shares, including the Grifols non-voting shares, and Grifols new ADSs.

The following discussion of the material differences between the rights of holders of the Grifols non-voting shares and Talecris common stockholders is only a summary and does not purport to be a complete description of these differences. The following discussion is qualified in its entirety by reference to the Spanish Companies Law (Ley de Sociedades de Capital) and the DGCL, as well as the full text of Grifols’ ByLaws (as amended upon the execution of the transaction), which are filed as exhibits to the registration statement in which this joint proxy statement/prospectus is included, and the Talecris’ certificate of incorporation and bylaws, copies of which are on file with the SEC. For information on how you can obtain copies of these documents, see the section entitled “Where You Can Find More Information.”

Talecris Common Shares	Grifols Non-Voting Shares

CORPORATE GOVERNANCE
Governing Documents. Talecris’ Amended and Restated Certificate of Incorporation, its Amended and Restated Bylaws and the DGCL govern the rights of holders of Talecris common stock.	Grifols’ ByLaws, and the Spanish Companies Law (Ley de Sociedades de Capital), as amended from time to time, govern the rights of holders of the Grifols non-voting shares.

AUTHORIZED CAPITAL STOCK

Authorized Shares.  At August 31, 2010 the total number of authorized shares of Talecris capital stock was 440,000,010 shares, consisting of 400,000,000 shares of Talecris common stock, having a par value of $0.01 per share, and 40,000,010 shares of Talecris preferred stock, having a par value of $0.01 per share.

As of August 31, 2010, Talecris had issued and outstanding 123,247,492 shares of Talecris common stock.

Shares. Under the merger agreement, Grifols will amend its ByLaws to provide for the non-voting shares to be issued and delivered as part of the merger consideration. Upon approval of the issuance and such amendment by the Grifols shareholders at the general meeting, Grifols’ share capital will be increased by up to €8,700,000 and will be represented by two separate classes, fully subscribed and paid-up, belonging to two separate classes.

The ordinary (Class A) shares will comprise the 213,064,899 ordinary shares, having a nominal value of €0.50 each, all of which belong to the same class and series.

Talecris Common Shares	Grifols Non-Voting Shares

Under the terms of Talecris’ certificate of incorporation, the Talecris Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The Talecris Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.	The non-voting (Class B) shares will comprise up to 87,000,000 non-voting shares, having a nominal value of €0.10 each, all of which will pertain to the same class and series.

VOTING RIGHTS; ACTION BY WRITTEN CONSENT

Voting Rights.  Holders of Talecris common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by the Talecris stockholders is determined by a majority of the stock having voting power present in person or represented by proxy.

Action by Written Consent.  For as long as Talecris Holdings, its affiliates or any person who is an express assignee or designee of Talecris Holdings owns at least 30% of the outstanding shares of Talecris common stock, Talecris’ certificate of incorporation permits stockholder action by partial written consent signed by the holders of outstanding Talecris stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of Talecris entitled to vote thereon were present and voted.

Once Talecris Holdings, its affiliates or any person who is an express assignee or designee of Talecris Holdings ceases to own at least 30% of the outstanding shares of Talecris common stock, Talecris’ certificate of incorporation does not permit stockholder action by unanimous or partial written consent.
Voting Rights. Holders of the Grifols non-voting shares will not have voting rights. Notwithstanding the lack of voting rights of the Grifols non-voting shares, resolutions of Grifols on the following matters will require the approval of a majority of outstanding Grifols non-voting shares:

• Any resolution (i) authorizing Grifols or any subsidiary of Grifols to repurchase or acquire any Grifols ordinary shares, except for pro rata repurchases available equally to holders of the Grifols non-voting shares on the same terms and at the same price as offered to holders of Grifols ordinary shares; or (ii) approving the redemption of any shares of Grifols and any share capital reductions (through repurchases, cancellation of shares or otherwise) other than (a) those redemptions required by law and (b) those redemptions which affect equally Grifols ordinary shares and the Grifols non-voting shares and in which each Grifols non-voting share is treated the same as each Grifols ordinary share in such transaction;

•   Any resolution approving the issuance, granting or sale (or authorizing the Grifols Board of Directors to issue, grant or sell) (i) any shares in Grifols, (ii) any rights or other securities exercisable for or exchangeable or convertible into shares of Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities of Grifols, except if (a) each Grifols non-voting share is treated the same as one Grifols ordinary share in the relevant issuance, grant or sale and, therefore, has preferential subscription or allotment rights in the relevant issuance, grant or sale to the same extent, if any, as a Grifols ordinary share or (b) the issuance is made in accordance with the subscription rights described in the section entitled “Description of Grifols’ Share Capital — Grifols Non-Voting (Class B) Shares — Subscription Rights”;

Talecris Common Shares	Grifols Non-Voting Shares

•   Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Grifols non-voting share is treated the same as one Grifols ordinary share; or (ii) the dissolution or winding-up of Grifols, except where such resolution is required by law;

• Any resolution for the delisting of any Grifols shares from any stock exchange; and

•   Generally, any resolution and any amendment of Grifols’ ByLaws which directly or indirectly adversely affects the rights, preferences or privileges of the Grifols non-voting shares (including any resolution that adversely affects the Grifols non-voting shares relative to the Grifols ordinary shares or that positively affects the Grifols ordinary shares relative to the Grifols non-voting shares, or that affects the provisions in Grifols’ ByLaws relating to the Grifols non-voting shares).

Action by Written Consent. The Spanish Companies Law does not permit actions reserved for the shareholders meeting to be taken without a meeting.
Approval of Extraordinary Actions. Under the DGCL, fundamental corporate transactions (such as mergers, sales of all or substantially all of the corporation’s assets, dissolutions, and amendments to Talecris’ certificate of incorporation) as well as certain other actions, require the approval of the holders of not less than a majority of the outstanding shares entitled to vote thereon.

Talecris’ certificate of incorporation further provides that a business combination not fulfilling specified pre-conditions as described under the caption “— Business Combinations” requires the approval of holders of not less than 66 2/3% of the shares entitled to vote.

AMENDMENT TO THE ARTICLES OF INCORPORATION

Under Delaware law, amendments to a corporation’s certificate of incorporation must be approved by a resolution of the Board of Directors and by the affirmative vote of a majority of the shares entitled to vote thereon. Delaware law also permits a corporation to require in its certificate of incorporation a greater proportion of voting power to approve a specified amendment.	Not applicable. Under the Spanish Companies Law, the articles of incorporation (escritura de constitucion) cannot be amended. Any changes to a company’s charter documents are made by amending the relevant company’s ByLaws. (See the caption “— Amendments to the ByLaws)

Talecris Common Shares	Grifols Non-Voting Shares

Talecris’ certificate of incorporation contains various provisions that require a super-majority vote of shareholders to amend or repeal particular sections of such certificate. Under Talecris’ certificate of incorporation, the amendment or repeal of the provisions of Talecris’ certificate of incorporation relating to: (i) the number of directors serving on the Board of Directors; (ii) removal of a director from the Talecris Board of Directors; and (iii) stockholder approval required for a business combination not fulfilling specified pre-conditions and related matters will require either (a) the affirmative vote of not less than 66 2/3% of the shares entitled to vote generally in the election of directors, or (b) the affirmative vote of the majority of the members of the Talecris Board of Directors and the affirmative vote of shareholders entitled to cast at least a majority of shares entitled to vote generally in the election of directors.

AMENDMENT TO THE BYLAWS

The authority to amend or repeal Talecris’ bylaws is vested in Talecris’ Board of Directors by a majority vote of Talecris’ Board of Directors. Talecris’ bylaws provide that the bylaws may be amended or repealed by the affirmative vote of Talecris stockholders holding at least a majority of the shares entitled to vote (except that any amendment to the removal of directors provision set forth in the Talecris’ bylaws shall require the affirmative vote of not less than 66 2/3% of the shares entitled to vote). Any amendment, repeal, or modification of any indemnification provision set forth in the Talecris’ bylaws shall be prospective only.
Holders of the Grifols non-voting shares will not have a right to vote on resolutions relating to the amendment of the Grifols ByLaws.

Notwithstanding such lack of voting rights and as set forth under the caption “— Voting Rights” above, amendments of the Grifols ByLaws will require the approval of a majority of the outstanding Grifols non-voting shares in limited circumstances, namely when the amendment directly or indirectly adversely affects the rights, preferences or privileges of the Grifols non-voting shares.

RIGHT TO DIVIDENDS

Holders of Talecris common stock are entitled to receive dividends ratably when, as and if declared by the Talecris Board of Directors from funds legally available for the payment of dividends, after payment of all dividends on preferred stock, if any, is outstanding. subject to any preferential dividend rights of outstanding preferred stock.
Preferred Dividends

Calculation.  Each Grifols non-voting share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Grifols non-voting share.

Preference. In any given fiscal year, Grifols will pay a preferred dividend to the holders of the Grifols non-voting shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of Grifols ordinary shares.
No Accrual of Payments. The preferred dividend on all the Grifols non-voting shares outstanding at the end of a fiscal year shall be paid only if the aggregate preferred dividend does not exceed the distributable profits of that fiscal year.

Talecris Common Shares	Grifols Non-Voting Shares

If, during a fiscal year, Grifols has not obtained sufficient distributable profits to pay in full, out of those profits, the preferred dividend on all the Grifols non-voting shares outstanding, the preferred dividend amount exceeding the distributable profits obtained by Grifols will not be paid and will not be accumulated as dividend payable in the future.
Lack of payment, total or partial, of the preferred dividend during a fiscal year due to insufficient distributable profits to pay in full the preferred dividend for that fiscal year, will not cause the Grifols non-voting shares to recover any voting rights.
Other Dividends
Each Grifols non-voting share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions (in each case, whether in cash, securities of Grifols or any of its subsidiaries, or any other securities, assets or rights) as one Grifols ordinary share. Each Grifols non-voting share will be treated as one Grifols ordinary share for the purpose of any dividends and other distributions made on Grifols ordinary shares, including as to the timing of the declaration and payment of any such dividend or distribution.

APPRAISAL RIGHTS

Under Delaware law, a stockholder of a Delaware corporation is generally entitled to demand appraisal of the fair value of his or her shares in the event the corporation is a party to a merger or consolidation, subject to specified exceptions.

Delaware law does not confer appraisal rights to stockholders if the corporation’s shares are:

•   listed on a national securities exchange;

•   held of record by more than 2,000 holders; or

•   shares of the corporation surviving or resulting from the merger or consolidation if the merger did not require the vote of the stockholders of the surviving or resulting corporation for the approval of the merger under Delaware law.
Rights of Separation. Under the Spanish Companies Law, holders of non-voting shares generally do not have the right to require a company to purchase his or her shares. However, in very limited circumstances (such as the substitution of the corporate purpose), holders of Grifols non-voting shares have the right to request Grifols to purchase his or her shares.
Even if these exceptions to appraisal rights apply, the holders of such shares will have appraisal rights if they are required to accept in the merger any consideration in exchange for such shares other than:
• shares of stock of the corporation surviving or resulting from the merger or consolidation;
• shares of stock of any other corporation that will be either listed on a national securities exchange or held of record by more than 2,000 holders;
• cash in lieu of fractional shares; or
• any combination of the foregoing.

Talecris Common Shares	Grifols Non-Voting Shares

The certificate of incorporation of a Delaware corporation may provide appraisal rights for stockholders upon an amendment to a corporation’s certificate of incorporation, any merger in which the corporation is a constituent or a sale of all or substantially all of the assets of the corporation. Talecris’ certificate of incorporation does not so provide.

PREEMPTIVE RIGHTS

The holders of Talecris common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by Talecris before such securities are offered to others.	Subject to the exceptions outlined in “Description of Grifols’ Share Capital — Grifols Non-Voting Shares (Class B shares) — Subscription rights”, each Grifols non-voting share entitles its holder to the same rights (including preferential subscription right (derecho de suscripción preferente), and the free allotment right (derecho de asignación gratuita)) as one Grifols ordinary share in connection with any issuance, granting or sale of (i) any shares in Grifols, (ii) any rights or other securities exercisable for, exchangeable or convertible into shares in Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in Grifols.

ATTENDANCE AND VOTING AT MEETINGS OF SHAREHOLDERS

Every common stockholder of record as of the applicable record date has the right to notice of and to vote, in person or by proxy, at any stockholders’ meeting.	Meetings of shareholders. Each holder of the Grifols non-voting shares is entitled to attend all general shareholders meetings of Grifols.
Holders of the Grifols non-voting shares generally do not have the right to vote at those meetings although the approval by a majority of outstanding Grifols non-voting shares is required for certain matters as indicated above under the caption “— Voting Rights.”

Separate vote. In the event that approval by the majority of outstanding Grifols non-voting shares is required for an extraordinary matter as set forth under the caption “— Voting Rights,” the matter may be put to a vote of holders of Grifols non-voting shares: (i) at the same shareholders’ meeting at which the matter is submitted for approval to the ordinary shareholders, but in a separate vote, or (ii) at a meeting of holders of Grifols non-voting shares convened and held in accordance with the procedures applicable to Grifols general shareholders meetings.

Registration. Under both the Spanish Companies Law and the Grifols’ ByLaws, only holders of Grifols non-voting shares who have their Grifols non-voting shares duly registered in the book-entry records maintained by Iberclear and its member entities at least five days prior to the day on which a meeting is scheduled to be held may attend at such meeting and, where applicable, vote at such meeting.

Talecris Common Shares	Grifols Non-Voting Shares

SPECIAL MEETINGS OF SHAREHOLDERS

For as long as Talecris Holdings, its affiliates or any person who is an express assignee or designee of Talecris Holdings owns at least 30% of the outstanding shares of Talecris common stock, special meetings of the stockholders may be called at any time by: (i) the Chairman of the Talecris Board of Directors; (ii) the Talecris Board of Directors pursuant to a resolution approved by a majority of the whole Talecris Board of Directors; or (iii) any controlling stockholder who, together with its affiliates, owns more than 30% of the outstanding shares, or any director who is employed by such a controlling stockholder. After Talecris Holdings, its affiliates or any person who is an express assignee or designee of Talecris Holdings ceases to own at least 30% of the outstanding shares of Talecris common stock, special meetings of stockholders may be called by (i) the Chairman of the Talecris Board of Directors; or (ii) the Talecris Board of Directors pursuant to a resolution approved by a majority of the whole Talecris Board of Directors.
Each holder of the Grifols non-voting shares is entitled to attend all extraordinary general shareholders meetings of Grifols.
Holders of the Grifols non-voting shares generally do not have the right to vote at those meetings although the approval by a majority of the outstanding Grifols non-voting shares is required for the extraordinary matters set forth under the caption “—Voting Rights”.

Extraordinary general shareholders meetings may be called from time to time: (i) by Grifols’ Board of Directors whenever the Board of Directors considers it advisable for the Grifols’ interests, or (ii) if so requested by shareholders representing at least 5% of the outstanding share capital of Grifols.

SHAREHOLDER PROPOSALS AND NOMINATIONS
Talecris’ bylaws establish procedures that stockholders must follow to nominate persons for election to the Talecris Board of Directors.

In the case of an election of directors at an annual meeting of stockholders, the stockholder making the nomination, other than Talecris Holdings, must provide written notice to the Secretary of Talecris not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting in any year is changed by more than 30 days from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (a) 90 days prior to such annual meeting and (b) ten days following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs.

In the case of an election of directors at a special meeting of stockholders, the stockholder making the nomination, other than Talecris Holdings, must provide written notice shall to the Secretary of Talecris not earlier than 120 days prior to such special meeting and not later than the close of business on the later of (x) 90 days prior to such special meeting and (y) ten days following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs.

Grifols shareholders representing at least 5% of Grifols’ share capital may request the publication of a supplement to the notice of a general shareholders meeting, including a request for one or more additional items to be put on the agenda. This right must be exercised by means of a verifiable notice which must be received at the registered office of Grifols within five days of the publication of the original notice of the meeting. The supplement to the notice shall be published at least 15 days in advance of the date set for the general shareholders meeting.

In addition, under the Spanish Companies Law, Grifols shareholders holding Grifols voting shares, in aggregate, equal to or greater than the result of dividing the total voting share capital (i.e. excluding that part attributable to Grifols non-voting shares) by the number of directors, have the right to appoint a corresponding proportion of the members of the Board of Directors.

Holders of the Grifols non-voting shares do not have the right to vote on any resolution regarding the appointment of directors.

Talecris Common Shares	Grifols Non-Voting Shares

Other matters proposed by stockholders to be placed on the agenda for consideration at an annual meeting of stockholders must be made by notice in writing, delivered to the Secretary of Talecris not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting in any year is changed by more than 30 days from the first anniversary of the preceding year’s annual meeting, a shareholder’s notice must be so received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (a) 90 days prior to such annual meeting and (b) ten days following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs.

SHAREHOLDER SUITS

Under the DGCL a stockholder may bring a derivative action in Delaware on behalf of, and for the benefit of, the corporation provided that, the stockholder must state in his or her complaint that he or she was a stockholder of the corporation at the time of the transaction that is the subject of the complaint, and the stockholder must first make demand on the corporation that it bring an action and the demand be refused, unless it is shown that the demand would have been futile.
Under the Spanish Companies Law, a company is entitled to bring a corporate action for liability (acción social de responsabilidad) against its directors following a resolution passed by the company’s general shareholders meeting for such purposes. Such a resolution may be presented and voted on at any general shareholder meeting even if it is not on the agenda for the meeting.

Under the Spanish Companies Law, however, shareholders representing at least 5% of the share capital of the company may also jointly initiate such action in any of the following circumstances:

• the directors of Grifols have not called a general shareholders meeting to vote on such action following a request of shareholders representing at least 5% of the share capital of Grifols;
• Grifols has not initiated the action within one month of the passing by the general shareholders meeting of the resolution approving such action; or
• the general shareholders meeting has passed a resolution against bringing the corporate action for liability.
Moreover, each holder of the Grifols non-voting shares whose interests have been directly harmed by the acts or resolutions passed by the directors may initiate individual proceedings against the directors seeking remedy or compensation for such direct individual damages (acción individual de responsabilidad).

Talecris Common Shares	Grifols Non-Voting Shares

RIGHTS OF INSPECTION

Under Delaware law, stockholders have the right, for any proper purpose, to examine during usual business hours the share register, books and records of account and records of the proceedings of the stockholders and directors, and to make copies or extracts of such documents. Any stockholders desiring to make such an inspection must provide a written demand to do so under oath and must state the reason for the inspection.	Under the Spanish Companies Law, a shareholder has the right to:

• obtain a certificate of the resolutions adopted by the general shareholders meetings of Grifols, which must be duly recorded in Grifols’ minute books;

•   request any information regarding the issues included in the agenda of a general shareholders meetings both: (i) in writing, up to and including the day of the general shareholders meeting; and (ii) verbally during the meeting. Grifols directors must provide the requested information unless it is inappropriate to do so in accordance with law and, in particular, if in the opinion of the Chairman of the Board of Directors disclosure of the requested information may damage the interests of Grifols. However, Grifols directors cannot rely on this exception if the request is supported by shareholders representing at least 25% of Grifols’ share capital. As Grifols is a listed company, shareholders may also request, up to and including the day of the meeting, further details on any information available to the public that Grifols has submitted to the CNMV since the last general shareholders meeting;

• inspect the annual accounts that are to be approved at an annual general shareholders meeting; and
• inspect the compulsory reports and information that the Grifols Board of Directors must provide prior to certain actions (such as any amendment of the ByLaws).
Apart from the general information rights described above, holders of non-voting shares may not inspect Grifols’ documents, contracts, books or information.

DISCLOSURE OF INTERESTS

Under U.S. federal securities laws, stockholders of Talecris reaching certain stock ownership levels must disclose that fact and provide extensive background information in filings with the SEC.

Under U.S. federal securities laws, every officer or director of Talecris, as well as every person owning more than 10% of any class of Talecris’ securities registered under the Exchange Act, must file with the SEC and NASDAQ, an initial report of its holdings of all of such securities, and a further report after there has been any change in such holdings.
Grifols non-voting shares are not subject to the Spanish securities rules on disclosure of significant voting shareholdings and interests. A summary of those rules applicable to Grifols ordinary shares is set forth in the section entitled “Description of Grifols’ Share Capital — Grifols Ordinary Shares (Class A shares) — Reporting Requirements.”

Talecris Common Shares	Grifols Non-Voting Shares

In addition, Talecris must furnish the following information with respect to any person, including any group, who is known to Talecris to be the beneficial owner of more than five percent of any class of its voting securities: (1) title of class; (2) the name and address of the beneficial owner; (3) amount and nature of beneficial ownership; and (4) percent of class owned.

Under federal securities laws, Talecris has a duty to describe any arrangements known to it, including any pledge by any person of its securities, the operation of which may at a subsequent date result in a change in control of Talecris.

BOARD OF DIRECTORS Size and Classification of Board of Directors

Talecris’ certificate of incorporation provide that the Talecris Board of Directors shall consist of not less than three nor more than 15 members, such number of directors fixed by resolution of the board. Currently, the Talecris Board of Directors has nine directors. Talecris’ certificate of incorporation provides for a staggered Board of Directors, dividing the Talecris Board of Directors into three classes, with one class elected each year and with each director elected for a term of three years. Currently, two directors serve as Class I directors, three directors serve as Class II directors, and four directors serve as Class III directors.
Article 20 of Grifols’ ByLaws provides that the minimum number of directors is three and that the maximum is fifteen. The Grifols’ Board of Directors currently consists of eight directors, plus one vacancy. Pursuant to the merger agreement, Grifols will increase the number of directors to create an additional vacancy and will appoint two individuals designated by Talecris (see “The Merger Agreement — Board of Directors of Grifols After the Transaction”).

Grifols’ ByLaws provide that the term of office of a director is five years, and directors may be reappointed.

Grifols’ Board of Directors’ Regulations provide for a classified Board of Directors, dividing the members of the Board of Directors into three classes: (i) executive directors (consejeros ejecutivos), (ii) proprietary directors (consejeros externos dominicales), (iii) independent directors (consejeros externos independientes), and other directors (otros consejeros externos).

The number of directors as fixed in such resolutions of the board may be changed only by receiving the affirmative vote of the holders of at least 66 2/3% of all of the shares of Talecris then entitled to vote on such change. When the number of directors is changed, any increase or decrease in the number of directorships shall be apportioned among the classes so as to make all classes nearly as equal in number as possible.	Grifols’ Board of Directors’ Regulations provide that the Board of Directors, in exercising its duties of proposing directors for nomination to the general meeting of the shareholders and nominating directors to cover vacancies, must use best efforts to ensure that there are a majority of independent or non-executive directors on the Board of Directors, and that, in order to establish a reasonable balance between the proprietary members and the independent members, the Board of Directors, in exercising its duties of proposal and nomination, must consider the shareholding and ownership structure of Grifols, in such a way that the ratio of independent to executive members reflects the ratio of shares held by insiders and publicly held shares.

Talecris Common Shares	Grifols Non-Voting Shares

For further information on the composition of Grifols’ Board of Directors see the sections entitled “Directors and Executive Officers of Grifols” and “Compensation of Grifols’ Directors and Executive Officers.”

Election
An election of directors by the Talecris stockholders is determined by a majority of the stock having voting power present in person or represented by proxy.
Directors are generally appointed at the general shareholders meeting.

As set forth under the caption ‘‘-Shareholders proposals and nominations,” holders of voting shares have the right to appoint directors in certain circumstances provided they hold a minimum percentage of shares relative to the total voting share capital.

Holders of Grifols non-voting shares do not have the right to vote on the appointment or dismissal of Grifols’ directors.

Removal
Under Talecris’ certificate of incorporation, directors may be removed from office at any time, with cause, but only by the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of capital stock of Talecris entitled to vote for that purpose; except that if the Talecris Board of Directors recommends removal of a Talecris director to the Talecris stockholders, such removal may be effected by a majority of the outstanding shares of capital stock of Talecris entitled to vote on the election of directors at a meeting of stockholders called for that purpose.
Directors may be removed without cause at any time by the passage of the relevant resolution at a general shareholders meeting.

Holders of the Grifols non-voting shares do not have the right to vote on the appointment or dismissal of Grifols’ directors.

Vacancies
Talecris’ bylaws provide that any vacancy and newly created directorship resulting from any increase in the total number of authorized directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the total number of authorized directors shall have the same remaining term as that of his or her predecessor. Any director elected to fill a vacancy resulting from an increase in the total number of authorized directors shall hold office for a term expiring at the next annual meeting of shareholders at which the term of office of the class to which such director has been elected expires, and until such director’s respective successor is elected, except in the case of death, resignation, or removal of such director.
If a director ceases to hold office prior to the expiration of the term, the Board of Directors may fill the vacancy by appointing from among Grifols shareholders, a new director to replace the outgoing director. The director so appointed will hold office until the next general shareholders’ meeting when the appointment may be (i) confirmed or (ii) revoked. This appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election.

If the Board of Directors fails to appoint a shareholder to provisionally fill a vacancy as described above, or if the shareholders resolve to revoke the appointment of a director provisionally appointed by the Board of Directors, the shareholders may appoint another person as a director to fill such vacancy.

Talecris Common Shares	Grifols Non-Voting Shares

Director Liability and Indemnification
Talecris’ certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers and permissive indemnification of agents and employees for certain litigation related liabilities and expenses. Directors and officers of Talecris are, and agents and employees of Talecris may be, entitled to indemnification in both third party actions and derivative actions to the fullest extent permitted by Delaware law. The DGCL prohibits indemnification where there is a court finding that the act or failure to act giving rise to the claim for indemnification constitutes willful misconduct or recklessness.	Under the Spanish Companies Law, Grifols’ directors are liable to Grifols, its shareholders and its creditors for any damage that they may cause by acts or omissions contrary to applicable law, to Grifols’ ByLaws or by any acts or omissions contrary to the duties inherent to the exercise of their office.

ANTI-TAKEOVER PROVISIONS Business Combinations

Delaware Law. Talecris subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Talecris Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving Talecris and the “interested stockholder” and the sale of more than 10% of Talecris’ assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of Talecris’ outstanding voting stock and any entity or person affiliated or associated with or controlling or controlled by such entity or person.	No equivalent provision

Talecris Common Shares	Grifols Non-Voting Shares

Fair Price Provision. Talecris’ certificate of incorporation contains what is known as a “fair price” provision. Such a measure provides that, unless a supermajority of the Talecris stockholders approve a merger or stock acquisition transaction, an acquirer who beneficially holds 20% or more of the voting power of the outstanding stock or is an affiliate of such acquirer in such a transaction is required to pay a certain set price for all shares that are acquired in the second stage of a two-stage transaction. Such second stage price is tied to the price in which shares are acquired by the acquiror in the first stage of the transaction. The fair price provision prevents discriminatory pricing in the second stage of a hostile takeover bid that could otherwise be used to pressure the Talecris stockholders to tender their shares in the first stage of such bid. The fair price provision could likely force a potential acquiror to negotiate with the Talecris Board of Directors and to offer more favorable terms to the Talecris stockholders in exchange for the removal of this provision from Talecris’ certificate of incorporation.

Mandatory Tender Offer
Talecris’ certificate of incorporation does not contain any provisions relating to mandatory tender offers.	Under Spanish law, mandatory public tender offers at a regulated price set forth by Spanish law must be launched for all of the voting shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) when any person acquires control of a Spanish company listed on the Spanish Stock Exchanges. Therefore, such mandatory tender offers do not need to be extended to Grifols non-voting shares.
For these purposes, control of a target company is deemed to have been obtained primarily in the following circumstances: (i) any person or group of people directly or indirectly acquire 30% or more of the voting rights in the company; or (ii) any person or group of people directly or indirectly acquires less than 30% of the voting rights in the company and, within 24 months of the acquisition, that person or group of people has been responsible for the appointment of more than one-half of the target company’s board of directors.
However, if the tender offer is not extended to the Grifols non-voting shares and such offer closes and is settled, holders of the Grifols non-voting shares will have the right to have their shares redeemed subject to the terms and conditions set forth under the caption ‘‘—Redemption Rights” below.

Talecris Common Shares	Grifols Non-Voting Shares

Redemption Rights
Holders of Talecris common stock have no redemption rights.	Subject to the cut-backs described below, each holder of the Grifols non-voting shares will have the right, at the holder’s option, to require Grifols to redeem such holder’s Grifols non-voting shares if a tender offer for all or part of the outstanding Grifols shares is made and settled (in whole or in part) and the holders of the Grifols non-voting shares are not entitled to participate in such tender offer on the same terms as holders of Grifols ordinary shares, following the process set forth in the section entitled “Description of Grifols’ Share Capital — Grifols Non-Voting Shares — Redemption Rights”.
The number of Grifols non-voting shares redeemed shall not represent a percentage over the total Grifols non-voting shares outstanding at the time the tender offer is made in excess of the percentage that the sum of Grifols ordinary shares (i) to which the tender offer is addressed, (ii) held by the offerors in that offer; and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Grifols ordinary shares outstanding at the time the tender offer causing the redemption of the Grifols non-voting shares is made.
Payment of the redemption price will be subject to Grifols’ having sufficient distributable reserves, but after a tender offer occurs and until the redemption price for the Grifols non-voting shares is paid in full, Grifols will not be able to declare or pay any dividends nor any other distributions to its shareholders (in each case, whether in cash, securities of Grifols or any of its subsidiaries, or any other securities, assets or rights).

Liquidation Rights

Each holder of Talecris common stock is entitled to receive, upon the winding-up and liquidation of Talecris, proportionately all assets available for distribution to the Talecris stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.	Each holder of the Grifols non-voting shares is entitled to receive, upon the winding-up and liquidation of Grifols, an amount equal to the sum of (i) the nominal value of each Grifols non-voting share, and (ii) the share premium paid-up for such Grifols non-voting share when it was subscribed for.
Grifols will pay the liquidation amount to the holders of the Grifols non-voting shares before any liquidation amount is paid to the holders of Grifols ordinary shares.
Each Grifols non-voting share entitles its holder to receive, in addition to the liquidation amount, the same liquidation amount that is paid to each Grifols ordinary share.

Talecris Common Shares	Grifols Non-Voting Shares

DUTIES OF DIRECTORS
Under Delaware law, a corporation’s directors have a duty to act in good faith in a manner which they reasonably believe to be in the best interests of the corporation. In discharging that responsibility, directors owe a duty of care and a duty of loyalty to the corporation.	In accordance with Grifols’ Board of Directors’ Regulations, directors must exercise their duties with a unified purpose and apply their independent judgment, must treat all the shareholders equally and must act in the best interest of Grifols, which is to achieve the maximum economic value of the business.
Under Delaware law, in considering the best interests of the corporation, directors may consider to the extent they deem appropriate, the effects of any action on all groups affected, including without limitation, shareholders, employees, suppliers, customers, and communities served by the corporation, and the short-term and long-term interests of the corporation and its stock.

Under Delaware law, directors are required to act with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under such circumstances.

Directors are required to exercise an informed business judgment in the performance of their duties. To do so, directors must have informed themselves of all material information reasonably available to them.

Each member of the Grifols Board of Directors must comply with the duties set out in the Articles 225 to 232 of the Spanish Companies Law, in Grifols’ ByLaws and in its regulations for the general shareholders meeting and the Board of Directors. These duties are described in the section entitled “Certain Relationships and Related Party Transactions of Grifols — Director Independence,” and include the following:

• Duty of diligent management,

•   Duty of loyalty,

•   Duty of confidentiality, and

•   Duty of inactivity.

GRIFOLS NEW ADS PRE-RELEASE; VOTING OF GRIFOLS NEW ADSs; AMENDMENT OF DEPOSIT AGREEMENT
Not applicable.	Grifols new ADS Pre-Release.
The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Grifols non-voting shares. This is called a pre-release of the ADSs. The depositary may also deliver Grifols non-voting shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Grifols non-voting shares are delivered to the depositary. The depositary may receive ADSs instead of Grifols non-voting shares to close out a pre-release. The depositary may pre-release ADSs only under certain conditions. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. The depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Talecris Common Shares	Grifols Non-Voting Shares

Voting of Grifols new ADSs.
Holders of the Grifols non-voting shares generally will not have voting rights, except with respect to certain extraordinary matters. See the caption entitled “Voting Rights; Action by Written Consent” above. If Grifols asks for the holder of the ADSs to give instructions and upon timely notice from Grifols, the depositary will notify the holder of the ADS of the upcoming vote and arrange to deliver the voting materials to you. The depositary will only vote or attempt to vote as the holder of the ADS instructs. Grifols cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Grifols non-voting shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.
Amendment of Deposit Agreement.
Grifols may agree with the depositary to amend the deposit agreement and the form of ADR without the ADS holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, the holders of the ADSs are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

Talecris Common Shares	Grifols Non-Voting Shares

TRANSACTIONS WITH INTERESTED PARTIES
The DGCL generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if:

•   the material facts as to the director’s or officer’s relationship or interest are disclosed and a majority of disinterested directors consent to the transaction;

•   the material facts are disclosed as to the director’s or officer’s relationship or interest and the holders of a majority of shares entitled to vote thereon consent; or

•   the transaction is fair to the corporation at the time that it is authorized by the Board of Directors, a committee of the Board of Directors or the stockholders.

As a U.S. public company, however, Talecris is prohibited from directly or indirectly extending or maintaining credit, or arranging for the extension of credit or renewing any extension of credit, in the form of a personal loan to or for any directors or executive officers under U.S. federal securities laws.

In accordance with Grifols’ Board of Directors’ Regulations, the Grifols Board of Directors formally reserves the right to be notified of and authorize any transactions with a significant shareholder. No related person transactions may be authorized unless a report by the Audit Committee has been issued in advance.

A general authorization setting forth the terms of the transaction is allowed for ordinary transactions.

Directors may not directly or indirectly enter into professional or commercial transactions with Grifols unless he or she first reports the conflict of interest, and then the Board of Directors, subject to a prior report from the Appointments and Remuneration Committee, approves the transaction.

Grifols’ Board of Directors’ Regulations (i) deems it a violation of a director’s duty of loyalty when, with prior knowledge he or she allows, or does not reveal the existence of, a related party transaction, and such related party transaction has not been subject to the aforementioned conditions and board of director approval and (ii) states that a director cannot either directly or indirectly take advantage of a company business opportunity for himself or herself or for a third party, unless the Grifols Board of Directors, after being presented with the business opportunity, with a prior report from the Appointments and Remuneration Committee and being uninfluenced by the interested director, decides not to pursue it and authorizes the interested director to pursue such opportunity. See the section entitled “Certain Relationships and Related Party Transactions of Grifols” for further information.

REPORTING REQUIREMENTS
As a U.S. reporting company, Talecris must file with the SEC, among other reports and notices:	As a foreign private issuer, Grifols must file with the SEC:
•   an annual report on Form 10-K within 60 days after the end of each fiscal year;

•   quarterly reports on Form 10-Q within 40 days after the end of each of the first three quarters of the fiscal year; and

•   current reports on Form 8-K upon the occurrence of specified corporate events.

In addition to the foregoing, U.S. federal securities laws require Talecris to mail the following documents to its stockholders in advance of each annual meeting:

•   an annual report containing audited financial statements; and

•   annual reports on Form 20-F and

•   and interim reports on Form 6-K.

Reports on Form 6-K must contain any information not included in the issuer’s latest Form 20-F that the issuer: (1) makes or is required to make public in its home country, (2) files or is required to file with a non-U.S. securities exchange on which its securities are traded and which was made public by that securities exchange or (3) distributed or is required to distribute to its security holders, where, in the case of (1), (2) or (3), such information is material to the foreign issuer and its subsidiaries, taken as a whole.

• a proxy statement that complies with the requirements of the Exchange Act.

DESCRIPTION OF GRIFOLS’ SHARE CAPITAL

The following summary of material considerations concerning the share capital of Grifols briefly describes certain material provisions of Grifols’ ByLaws and Spanish law relating to the share capital of Grifols. Because it is a summary it is not meant to be complete, is qualified by reference to the applicable Spanish laws and Grifols’ ByLaws and does not contain all the information that may be important to you.

General

As of July 31, 2010, the Grifols’ share capital was €106,532,449, represented by a single class of 213,064,899 book-entry Grifols ordinary shares with a nominal value of €0.50 each, all of which belong to the same class and series. All of the Grifols ordinary shares are fully paid and non-assessable.

Under the merger agreement, Grifols will amend its ByLaws to provide for the non-voting shares to be issued and delivered as part of the merger consideration. Upon approval of the issuance and such amendment by the Grifols shareholders at the general meeting, Grifols’ share capital will be increased by up to €8,700,000 and will be represented by two separate classes, fully subscribed and paid-up, belonging to two separate classes. The Class A shares will comprise the 213,064,899 ordinary shares, having a nominal value of €0.50 each, all of which belong to the same class and series. The Class B shares will comprise up to 87,000,000 non-voting shares, having a nominal value of €0.10 each, all of which will pertain to the same class and series.

The Grifols non-voting shares (Class B Shares) shall be treated substantially similar to the Grifols ordinary shares (Class A Shares), except that the Grifols non-voting shares generally will not have voting rights, except with respect to certain extraordinary matters, and will have a preferred dividend, a liquidation preference and other rights as set forth below in the section entitled “— Grifols Non-Voting Shares (Class B Shares).” The Grifols non-voting shares will individually and as a class represent a lower percentage of Grifols’ share capital than the Grifols ordinary shares. Therefore, those rights, such as the right to request a shareholders meeting to be convened and the right to bring a corporate action for liability (acción social de responsabilidad) (see the captions entitled “— Shareholder proposals and nominations” and “— Shareholder Suits” in the section “Comparison of your rights as a holder of Talecris Common Shares and your rights as a potential holder of Grifols Non-Voting Shares and Grifols New ADSs”), that are available only to shareholders individually or in the aggregate holding shares representing a minimum percentage of Grifols’ share capital may not be equally available to holders of Grifols non-voting shares and Grifols ordinary shares.

Grifols Ordinary Shares (Class A shares)

Shareholders’ Meetings and Voting Rights

Pursuant to Article 13 of Grifols’ ByLaws and the Spanish Companies Law, the annual general shareholders’ ordinary meeting shall be held during the first six months of each fiscal year on a date fixed by the Board of Directors.

Extraordinary meetings may be called by the Grifols Board of Directors whenever it deems it appropriate or at the request of shareholders representing at least 5% of Grifols’ share capital. Notices of all general shareholders’ meetings are published, at least one month prior to the date set for the meeting, in the Commercial Registry’s Official Gazette (Boletín Oficial del Registro Mercantil) and in one of the local newspapers of wide circulation in the province where Grifols is domiciled (currently Barcelona, Spain). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on Grifols’ website.

Holders of ordinary and non-voting shares duly registered in the book-entry records maintained by Iberclear and its member entities at least five days prior to the day on which a shareholders’ meeting is scheduled, in the manner provided in the notice for such meeting, may attend such meeting (in person or represented by proxy) and, where so entitled, to vote. Holders of the Grifols non-voting shares generally will not have voting rights, except with respect to certain extraordinary matters which will require approval by a majority of outstanding Grifols non-voting shares, as set forth below in the section entitled “— Grifols Non-Voting Shares (Class B Shares) — Separate Vote at General Shareholder Meetings on Certain Extraordinary Matters.”

Resolutions presented at duly constituted general shareholders meetings are, except as indicated herein, passed by a simple majority vote of the voting capital present or represented at the meeting.

For an ordinary or extraordinary general meeting of shareholders to be duly constituted the presence in person or by proxy of shareholders representing 25% of Grifols’ issued voting share capital is required. On second call there is no quorum requirement.

The following shareholder actions require approval by the affirmative vote of the holders of a majority of the Grifols ordinary shares present in person or represented by proxy at a duly constituted meeting of holders of Grifols ordinary shares at which meeting, (i) if on first call, a quorum of at least 50% of the issued voting share capital is present or represented by proxy or, (ii) if on second call, a quorum of at least 25% of the issued voting share capital is present or represented by proxy (unless on such second call less than 50% of the issued voting share capital is present or represented by proxy, in which case those matters require the affirmative vote of at least two thirds of the share capital present or represented at such meeting):

•	the issuance of bonds;

•	an increase or reduction of the share capital;

•	the transformation of Grifols (change in corporate nature);

•	a merger, de-merger, split, spin-off and other structural changes subject to Spanish Law 3/2009;

•	any other amendment of Grifols’ ByLaws; and

•	a dissolution.

For purposes of determining the quorum, those shareholders who vote by mail or through the Internet are counted as being present at the meeting, as provided by Grifols’ rules and regulations of the general shareholders meetings.

In general, resolutions passed by a general shareholders’ meeting are binding upon all shareholders. In very limited circumstances, Spanish law gives dissenting shareholders, absent shareholders or holders of non-voting shares the right to have their Grifols’ shares redeemed by Grifols at prices determined in accordance with established formula or criteria.

As set forth below in the section entitled “— Grifols Non-Voting Shares (Class B Shares),” Grifols non-voting shares generally will not have voting rights, except with respect to certain extraordinary matters which will require approval by a majority of outstanding Grifols non-voting, as set forth below in the section entitled “— Grifols Non-Voting Shares (Class B Shares) — Separate Vote at General Shareholder Meetings on Certain Extraordinary Matters.”

Dividends

Payment of dividends must be proposed by the Grifols’ Board of Directors and authorized by the shareholders at a general shareholders’ meeting. Interim dividends may be declared by the Grifols’ Board of Directors on account of profits for the then current fiscal year, subject to certain limitations.

Spanish law requires each company to apply at least 10% of its net income each year to a legal reserve until the balance of such reserve is equivalent to at least 20% of such company’s issued share capital. A company’s legal reserve is not available for distribution to its shareholders except upon such company’s liquidation. According to Spanish law, dividends may only be paid out of profits (after deduction of any amounts required to be applied to “legal reserve”) or distributable reserves and only if the value of Grifols’ net worth is not, and as a result of distribution would not be, less than Grifols’ share capital.

In addition, no profits may be distributed unless the amount of the distributable reserves is at least equal to the amount of research and development expenses recorded as an asset on Grifols’ consolidated financial statement.

Spanish law also requires the creation of a non-distributable reserve equal to the amount of goodwill recorded as an asset on Grifols’ consolidated balance sheet and that an amount at least equal to 5% of such goodwill be transferred from the profit from each financial year to such non-distributable reserve until such time as the non-distributable reserve is of an amount at least equal to the goodwill recorded on the consolidated balance sheet. If, in any given financial year, there are no or insufficient profits to transfer an amount equal to 5% of the goodwill recorded as an asset on the consolidated financial statement, Spanish law requires that the shortfall be transferred from freely distributable reserves to the non-distributable reserve.

In the event of a reduction in share capital to offset losses, dividends may not be distributed until the legal reserve reaches 10% of the new share capital.

Distributions of dividends to Grifols’ ordinary shareholders shall be made in proportion to the capital which they have paid up. The shareholders at the general shareholders meeting shall decide the amount, time and form of payment of the dividends. If these details are not so determined, the dividend shall be payable at the registered office on the day following the date of the resolution.

The right to a dividend lapses and reverts to Grifols if it is not claimed within five years after it becomes payable. Dividends payable by Grifols to non-residents of Spain may be subject to a Spanish withholding tax at the rate of 19%. However, residents of certain countries will be entitled to the benefits of a Double Taxation Convention. See the section entitled “Spanish Tax Considerations.”

As set forth below under the section entitled “— Grifols Non-Voting Shares (Class B Shares) — Preferred Dividend”, following the issuance of the Grifols non-voting shares, the dividend rights of Grifols ordinary shareholders will be further subordinated to the €0.01 per share preferred dividend of the Grifols non-voting shares.

Liquidation Rights

Upon a liquidation or winding up of Grifols, holders of Grifols’ ordinary shares will be entitled to receive a pro rata portion of any assets remaining after the payment of Grifols’ debts, taxes and the expenses of the liquidation. As set forth below under the section entitled “— Grifols Non-Voting Shares (Class B Shares) — Liquidations Rights,” upon liquidation or winding up the holders of Grifols non-voting shares will be entitled to receive for each Grifols non-voting share: (i) before any amount is distributed to the holders of ordinary shares, the nominal value of such non-voting share and the share premium paid up for such non-voting share at the time of issuance, and (ii) once such liquidation preference is received and pari passu with the amounts distributed to the holders of ordinary shares, the same liquidation amount paid to a Grifols ordinary share.

Subscription (or Pre-emptive) Rights and Increases of Share Capital

Pursuant to the Spanish Companies Law, shareholders and holders of convertible bonds have subscription (or pre-emptive) rights to subscribe for any new shares (or other securities convertible into, or exchangeable for, shares) issued by a company in a capital increase via monetary contributions.

Such subscription (or pre-emptive) rights may be waived under special circumstances by a resolution passed at a meeting of shareholders or the Board of Directors (when Grifols is listed and the general shareholders’ meeting delegates to the Board of Directors the right to increase the share capital or to issue securities convertible into, or exchangeable for, shares and to waive subscription (or pre-emptive) rights), in accordance with the Spanish Companies Law. See the section entitled “Risk Factors — Risks Relating to Grifols’ Shareholding Structure — Subscription (or pre-emptive) rights may be unavailable to U.S. holders of Grifols’ shares.”

Further, subscription (or pre-emptive) rights, in any event, will not be available in certain capital increases, such as those in which Grifols receives an in-kind contribution, those effected to meet the requirements of a convertible bond issue or those for a merger in which shares are issued as consideration. Subscription (or pre-emptive) rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices. In the case of a share capital increase against reserves, the same rule applies to the free allotment (derecho de asignación gratuita) rights.

Finally, as described in the section entitled “— Grifols Non-Voting (Class B) Shares — Subscription Rights” below, in connection with an issuance of securities where subscription (or pre-emptive) rights apply, Grifols non-

voting shares may only be granted preemptive rights with respect to additional Grifols non-voting shares if Grifols ordinary shares are granted preemptive rights with respect to additional Grifols ordinary shares. The preemptive rights of each class must be otherwise equal.

Registration and Transfers

Grifols ordinary shares are in book-entry form in the Iberclear system and are indivisible. Joint holders of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to Grifols for all the obligations flowing from their status as shareholders, such as the payment of any pending capital calls.

Iberclear, which manages the Spanish clearance and settlement system of the Spanish Stock Exchanges, maintains the central registry reflecting the number of shares held by each of its member entities (entidades participantes). Each member entity, in turn, maintains a registry of the owners of such shares.

Transfers of shares quoted on the Spanish Stock Exchange are normally made through credit entities or investment companies that are members of the Spanish Stock Exchanges.

Reporting Requirements

Pursuant to Royal Decree 1362/2007, any individual or legal entity that, by whatever means, acquires or transfers shares which grant voting rights in a company for which Spain is listed as the Country of Origin (Estado Miembro) (as defined therein) and which is listed on a secondary official market or other regulated market in the EU, must notify the relevant issuer and the CNMV, if, as a result of such transaction, the proportion of voting rights held by that individual or legal entity reaches, exceeds or falls below a 3% threshold of Grifols’ total voting rights. The notification obligations are also triggered at thresholds of 5% and multiples thereof (excluding 55%, 65%, 85%, 95% and 100%). The applicable threshold will be 1% (or its successive multiples) for persons or entities located in designated tax havens or jurisdictions lacking adequate supervision.

The individual or legal entity obliged to carry out the notification must serve the notification by means of the form approved by the CNMV from time to time for such purpose, within four business days from the date on which the transaction is acknowledged (the Royal Decree deems a transaction to be acknowledged within two business days from the date on which such transaction is entered into).

The reporting requirements apply not only to the purchase or transfer of voting shares, but also to those transactions in which, without a purchase or transfer, the proportion of voting rights of an individual or legal entity reaches, exceeds or falls below the threshold that triggers the obligation to report as a consequence of a change in the total number of voting rights of a company on the basis of the information reported to the CNMV and disclosed by it.

Regardless of the actual ownership of the voting shares, any individual or legal entity with a right to acquire, transfer or exercise voting rights granted by the shares, and individual or legal entity who owns, acquires or transfers, whether directly or indirectly, other securities or financial instruments which grant a right to acquire shares with voting rights, will also have an obligation to notify Grifols and the CNMV of the holding of a significant stake in accordance with the regulations.

Should the person or group effecting the transaction be resident in a tax haven (as defined by applicable Spanish regulations), the threshold that triggers the obligation to disclose the acquisition or disposition of Grifols’ ordinary shares is reduced to 1% (and successive multiples thereof).

Furthermore, all members of the Board of Directors must report to both Grifols and the CNMV the percentage and number of voting rights in Grifols held by them at the time of becoming or ceasing to be a member of the Board of Directors. Furthermore, all members of the Board of Directors must report any change in the percentage of voting rights they hold, regardless of the amount, as a result of any acquisition or disposition of Grifols’ shares or voting rights, or financial instruments which carry a right to acquire or dispose of shares which have voting rights attached, including any stock-based compensation that they may receive pursuant to any of Grifols’ compensation plans.

In addition, pursuant to Royal Decree 1333/2005 of November 11, 2005 (implementing European Directive 2004/72/EC), any member of Grifols’ Board of Directors and any of Grifols’ senior management or any parties closely related to any of them, must similarly report any acquisition or disposal of Grifols’ shares (in this case, either ordinary or non-voting shares), derivatives or other financial instruments relating to Grifols’ shares regardless of the size, including information on the percentage of voting rights which they hold as a result of the relevant transaction within five business days of such transaction.

Additional disclosure obligations apply in respect of voting agreements. In this respect, the Spanish Companies Law (Ley de Sociedades de Capital) requires parties to disclose certain types of shareholders’ agreements that affect the exercise of voting rights at a general shareholders’ meeting or contain restrictions or conditions on the transferability of shares or bonds that are convertible or exchangeable into shares. As disclosed in this joint proxy statement/prospectus, on June 6, 2010, certain Grifols shareholders entered into voting agreements with Talecris and disclosed the execution of such voting agreements to Grifols and to the CNMV and filed such voting agreements with the Commercial Registry of Barcelona.

Moreover, persons holding a net aggregate short position on Grifols’ shares must report the short position to the CNMV on a confidential basis whenever it reaches 0.2% and notify of any subsequent decrease or increase by 0.1% and successive multiples thereof within the day immediately following the relevant trade. The CNMV publishes individual net short positions of 0.5% or more and aggregate information on net short positions between 0.2% and 0.5%.

Grifols Non-Voting Shares (Class B shares)

General

The Grifols non-voting shares to be issued and delivered by Grifols in the context of the transaction will have substantially similar dividend and other economic rights as the existing Grifols ordinary shares (summarized in the section entitled “Description of Grifols’ Share Capital — Grifols Ordinary Shares (Class A Shares)”) but will differ from the existing Grifols ordinary shares in some important respects that are outlined below.

Voting Rights

Holders of the Grifols non-voting shares generally will not have voting rights, except with respect to certain extraordinary matters, with respect to which approval by a majority of the outstanding Grifols non-voting shares will be required.

Separate Vote at General Shareholder Meetings on Extraordinary Matters

Notwithstanding the lack of voting rights of Grifols non-voting shares generally, resolutions of Grifols on the following matters will require the approval of a majority of outstanding Grifols non-voting shares:

•	Any resolution (i) authorizing Grifols or any subsidiary of Grifols to repurchase or acquire any Grifols ordinary shares, except for pro rata repurchases available equally to holders of the Grifols non-voting shares on the same terms and at the same price as offered to holders of Grifols ordinary shares; or (ii) approving the redemption of any shares of Grifols and any share capital reductions (through repurchases, cancellation of shares or otherwise) other than (a) those redemptions required by law and (b) those redemptions which affect equally Grifols ordinary shares and the Grifols non-voting shares and in which each Grifols non-voting share is treated the same as each Grifols ordinary share in such transaction;

•	Any resolution approving the issuance, granting or sale (or authorizing the Grifols Board of Directors to issue, grant or sell) (i) any shares in Grifols, (ii) any rights or other securities exercisable for or exchangeable or convertible into shares of Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities of Grifols, except if (a) each Grifols non-voting share is treated the same as one Grifols ordinary share in the relevant issuance, grant or sale and, therefore, has preferential subscription or allotment rights in the relevant issuance, grant or sale to the same extent, if any, as a Grifols ordinary share or (b) if the issuance is made in accordance with the subscription rights described in the section entitled “— Subscription Rights” below;

•	Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Grifols non-voting share is treated the same as one Grifols ordinary share; or (ii) the dissolution or winding-up of Grifols, except where such resolution is required by law;

•	Any resolution for the delisting of any Grifols shares from any stock exchange; and

•	Generally, any resolution and any amendment of Grifols’ ByLaws which directly or indirectly adversely affects the rights, preferences or privileges of the Grifols non-voting shares (including any resolution that adversely affects the Grifols non-voting shares relative to the Grifols ordinary shares or that positively affects the Grifols ordinary shares relative to the Grifols non-voting shares, or that affects the provisions in Grifols’ ByLaws relating to the Grifols non-voting shares).

The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or by Grifols’ ByLaws and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on these “extraordinary matters.”

Preferred Dividend

Each Grifols non-voting share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Grifols non-voting share. In any given fiscal year, Grifols will pay a preferred dividend to the holders of the Grifols non-voting shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of Grifols ordinary shares. The preferred dividend on all issued Grifols non-voting shares will be paid by Grifols within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained by Grifols during that fiscal year.

If, during a fiscal year, Grifols has not obtained sufficient distributable profits to pay in full, out of those profits, the preferred dividend on all the Grifols non-voting shares outstanding, the preferred dividend amount exceeding the distributable profits obtained by Grifols will not be paid and will not be accumulated as dividend payable in the future.

Lack of payment, total or partial, of the preferred dividend during a fiscal year due to insufficient distributable profits to pay in full the preferred dividend for that fiscal year, will not cause the Grifols non-voting shares to recover any voting rights.

As set forth above in the section entitled “— Grifols Ordinary Shares — Dividends,” following the issuance of the Grifols non-voting shares, the dividend rights of Grifols ordinary shareholders will be further subordinated to the preferred dividend described in this section.

Other Dividends

Each Grifols non-voting share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions (in each case, whether in cash, securities of Grifols or any of its subsidiaries, or any other securities, assets or rights) as one Grifols ordinary share. Each Grifols non-voting share will be treated as one Grifols ordinary share for the purpose of any dividends and other distributions made on Grifols ordinary shares, including as to the timing of the declaration and payment of any such dividend or distribution.

Redemption Rights

Each holder of the Grifols non-voting shares is entitled to redeem those shares as set forth in this section if a tender offer for all or part of the share capital of Grifols is made and settled (in whole or in part), except if holders of the Grifols non-voting shares were entitled to (i) participate in such offer and (ii) have their shares acquired in such offer equally and on the same terms as holders of Grifols ordinary shares (including, without limitation, for the same consideration).

Upon the closing and settlement (in whole or in part) of a tender offer for Grifols shares in which holders of the Grifols non-voting shares were not entitled to (i) participate and (ii) have their shares acquired in such offer equally and on the same terms as holders of Grifols ordinary shares (including, without limitation, for the same consideration), the redemption process shall be as follows:

•	Grifols will, within ten days of the date on which the redemption event occurred (i.e. the date on which the triggering tender offer settled), publish in the Commercial Registry Gazette, the Spanish Stock Exchanges Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of Grifols non-voting shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event;

•	Each holder of Grifols non-voting shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying their decision to Grifols. Grifols will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear;

•	The redemption price to be paid by Grifols for each Grifols non-voting share for which the redemption right has been exercised will be the sum of (i) the amount in euros of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal to 1-year Euribor plus 300 basis points. For the purposes of this calculation, the amount in euros corresponding to any non-cash consideration paid in the tender offer will be the market value of such non-cash consideration as of the date the tender offer is first settled. The calculation of such market value shall be supported by at least two independent experts designated by Grifols from auditing firms of international repute;

•	Grifols will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for the Grifols non-voting shares for which the redemption right has been exercised and complete the capital reduction required for the redemption; and (ii) reflect the amendment to Article 6 of the Grifols ByLaws (related to share capital) deriving from the redemption.

The number of the Grifols non-voting shares redeemed shall not represent a percentage over the total Grifols non-voting shares issued and outstanding at the time the tender offer is made in excess of the percentage that the sum of Grifols ordinary shares (i) to which the tender offer is addressed, (ii) held by the offerors in that offer, and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Grifols ordinary shares issued and outstanding at the time the tender offer causing the redemption of the Grifols non-voting shares is made.

Payment of the redemption price will be subject to Grifols having sufficient distributable reserves but, after a tender offer occurs and until the redemption price for the Grifols non-voting shares is paid in full, Grifols will not be able to declare or pay any dividends nor any other distributions to its shareholders (in each case, whether in cash, securities of Grifols or any of its subsidiaries, or any other securities, assets or rights).

Liquidation Rights

Each Grifols non-voting share entitles its holder to receive, upon the winding-up and liquidation of Grifols, an amount equal to the sum of (i) the nominal value of such Grifols non-voting share, and (ii) the share premium paid up for such Grifols non-voting share when it was subscribed for.

Grifols will pay the liquidation amount to the holders of the Grifols non-voting shares before any amount on account of liquidation is paid to the holders Grifols ordinary shares.

Each Grifols non-voting share entitles its holder to receive, in addition to the liquidation amount, the same liquidation amount paid for each Grifols ordinary share.

Subscription Rights

Each Grifols non-voting share entitles its holder to the same rights (including preferential subscription right (derecho de suscripción preferente), and the free allotment right (derecho de asignación gratuita)) as one Grifols ordinary share in connection with any issuance, granting or sale of (i) any shares in Grifols, (ii) any rights or other securities exercisable for, exchangeable or convertible into shares in Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in Grifols.

As an exception, the preferential subscription right and the free allotment right of the Grifols non-voting shares will only be for new Grifols non-voting shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Grifols non-voting shares, and the preferential subscription right and the free allotment right of a Grifols ordinary share will only be for new Grifols ordinary shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Grifols ordinary shares for each capital increase or issuance which meets the following three requirements (i) the issuance of Grifols ordinary shares and the Grifols non-voting shares is in the same proportion of the share capital of Grifols as they represent at the time the resolution on the capital increase is passed; (ii) grants preferential subscription rights or free allotment rights, as applicable, to the Grifols non-voting shares for the Grifols non-voting shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Grifols ordinary shares for the Grifols ordinary shares; and (iii) no other shares or securities are issued.

Registration and Transfers

Grifols non-voting shares will be in book-entry form in the Iberclear system, and will be indivisible, as indicated with respect to Grifols ordinary shares in the section entitled “—Grifols Ordinary Shares (Class A Shares)—Registration and Transfers”.

DESCRIPTION OF GRIFOLS’ AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the Grifols new ADSs to be delivered in connection with the transaction. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Deutsche Bank Sociedad Anónima Española, which principal office in Spain is located at Ronda General Mitre 72-74, 08017 Barcelona, Spain.

Each Grifols new ADS will represent the right to receive one-half (0.5) of one Grifols non-voting share on deposit with the custodian and any other securities, cash or other property which may be held by the depositary at the office of the custodian on behalf of the owner of such Grifols new ADS. Grifols new ADSs may be represented by uncertificated (book-entry) notation or certificates, both of which are commonly known as American Depositary Receipts (ADRs).

Grifols will appoint Deutsche Bank Trust Company Americas as depositary pursuant to a deposit agreement to be entered into between Grifols and Deutsche Bank Trust Company in substantially the form attached hereto. Holders and beneficial owners of Grifols new ADSs will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents their Grifols new ADSs.

Holders of Grifols new ADSs are not treated the same as holders of Grifols non-voting shares. The depositary’s nominee will actually be the registered owner of the Grifols non-voting shares underlying the Grifols new ADSs. Therefore holders of Grifols new ADSs must rely on the depositary to exercise the rights of a shareholder on their behalf. The deposit agreement and the form of ADR will specify the rights and obligations of the depositary, Grifols and the beneficial or record owners of Grifols new ADSs. The deposit agreement and the ADRs will be governed by New York law.

The rights of a holder of Grifols non-voting shares, such as the depositary’s nominee holding the Grifols non-voting shares underlying the Grifols new ADSs, will be governed by the laws of Spain, which differ from the laws in the United States in important respects, including as described in “Comparison of Your Rights as a Holder of Talecris Common Shares and Your Rights as a Potential Holder of Grifols Non-Voting Shares or Grifols New ADSs.”

Spanish laws and regulations may require holders of Grifols new ADSs to satisfy reporting requirements and obtain regulatory approvals in certain circumstances, including with respect to such holders’ beneficial ownership of their Grifols new ADSs. Holders of Grifols new ADSs will be solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, Grifols, Talecris, the combined company nor any of their respective agents or affiliates will be required to take any actions whatsoever on behalf of any holder to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

The following is a summary of the material provisions that we currently expect to be included in the deposit agreement. However, the form of the deposit agreement has not yet been finalized. When available, you should read the deposit agreement and the form of ADR in their entirety, as they are the legal documents that will govern your rights as a holder of the Grifols new ADSs. For directions on how to obtain copies of the deposit agreement and the form of ADR when they become available, see “Additional Information.”

Holding Grifols new ADSs

How may you hold Grifols new ADSs when they are delivered?

You may hold Grifols new ADSs either:

•	directly, (1) by having a certificated ADR evidencing a specific number of Grifols new ADSs registered in your name, or (2) by having an uncertificated (book-entry) ADR through an account established by the depositary in your name reflecting the registration of Grifols new ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS), or

•	indirectly, through your broker or other financial institution.

The direct registration system reflects the uncertificated (book-entry) registration of ownership of Grifols new ADSs by the depositary. Under the direct registration system, ownership of Grifols new ADSs is evidenced by periodic statements issued by the depositary to the holders entitled thereto. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States.

This summary description assumes you will hold your Grifols new ADSs directly. If you will hold the Grifols new ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Grifols new ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the Grifols non-voting shares?

The depositary will agree, pursuant to the deposit agreement, to pay to you the cash dividends or other distributions it or the custodian receives on the Grifols non-voting shares or other deposited securities, after deducting fees, charges and expenses of the depositary, and taxes and governmental charges, in each case, payable by the applicable holders of Grifols new ADSs under the terms of the deposit agreement. Your receipt of these dividends or other distributions may be limited, however, by practical considerations, legal limitations and in certain cases described herein and that will be in the depositary agreement. You will receive these distributions under the terms of the deposit agreement in proportion to the number of Grifols non-voting shares your Grifols new ADSs represent as of the record date set by the depositary with respect to the Grifols new ADSs (which will be as close as practicable to the corresponding record date for the Grifols non-voting shares).

Cash Dividends/Distributions and Cash Proceeds.  The depositary will convert any cash dividend or other cash distribution Grifols pays on the Grifols non-voting shares into U.S. dollars and transfer the U.S. dollars to the United States. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. If such conversion and transfer is not practicable or is unlawful, or if any required government approval cannot be obtained, the depositary may distribute any cash dividend or distribution denominated in a foreign currency only to those holders of Grifols new ADSs for which such distribution is practicable and lawful and for which such government approval is not required or can be obtained. If any foreign currency cannot be converted, the depositary will hold such foreign currency for the account of the holders of Grifols new ADSs who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

The depositary will apply the same method for distributing the net proceeds from the sale of any Grifols non-voting shares, rights, securities or other entitlements held by the custodian in respect of the securities on deposit.

The distribution of cash will be made net of taxes or other fees, charges and expenses of the depositary, taxes and governmental charges, in each case, payable by the applicable holders of Grifols new ADSs under the terms of the deposit agreement. See “— Payment of Taxes.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Grifols Non-Voting Shares.  If Grifols effects a dividend in, or free distribution of, Grifols non-voting shares, the depositary may, or upon Grifols’ instructions, will, subject to the deposit agreement and to the extent reasonably practicable and permissible under law, distribute to the holders of outstanding Grifols new ADSs, in proportion to their holdings, additional Grifols new ADSs that in the aggregate represent the number of Grifols non-voting shares received as a dividend or in the free distribution. The depositary will only distribute whole Grifols new ADSs. It will sell Grifols non-voting shares which would require it to deliver a fractional Grifols new ADS and distribute the net proceeds as in the case of a distribution of cash. The depositary may sell a portion of the Grifols non-voting shares distributed as a dividend or free distribution in order to pay its fees, charges and expenses, and taxes and governmental charges in connection with a distribution of additional Grifols new ADSs.

If the depositary does not distribute additional Grifols new ADSs as described above, it may sell the Grifols non-voting shares received upon the terms described in the deposit agreement and distribute the proceeds of the sale as in the case of a distribution of cash. If the depositary does not sell the Grifols non-voting shares, then each outstanding Grifols new ADS will also represent the additional Grifols non-voting shares distributed in respect of the Grifols non-voting shares represented by such Grifols new ADS prior to the dividend or free distribution.

Elective Distributions in Cash or Shares.  If Grifols offers holders of its Grifols non-voting shares the option to receive dividends in either cash or in additional Grifols non-voting shares, it will give prior notice of such to the depositary, and Grifols will indicate to the depositary whether such elective distribution will be made available to holders of Grifols new ADSs. If such distribution is made available to holders of Grifols new ADSs, Grifols will furnish the depositary with satisfactory evidence that it is legal to make such elective distribution available to holders of Grifols new ADSs.

The depositary will make the election available to holders of Grifols new ADSs only if and to the extent it is reasonably practicable and permissible under law. If the election is made available to holders of Grifols new ADSs, the depositary will establish procedures to enable holders to elect to receive either cash or additional Grifols new ADSs, in each case as described in the deposit agreement.

If the election is not made available to Grifols new ADS holders, the depositary will distribute to holders of Grifols new ADSs either (1) cash, in the same way as described above under “— Cash Dividends/Distributions and Cash Proceeds” or (2) additional Grifols new ADSs, in the same way as described above under “— Grifols Non-Voting Shares,” depending on what a holder of the Grifols non-voting shares would have received in respect of Grifols non-voting shares for which no election is made.

The depositary is not obligated to make available to you a method to receive the elective dividend in Grifols non-voting shares rather than in Grifols new ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Grifols non-voting shares.

Rights to Purchase Additional Shares.  If Grifols offers or distributes to holders of its Grifols non-voting shares any rights to subscribe for additional shares in Grifols or any other rights, it will give prior notice of such to the depositary, and Grifols will indicate to the depositary whether such rights will be made available to holders of Grifols new ADSs. If such rights are made available to holders of Grifols new ADSs, Grifols will furnish the depositary with satisfactory evidence that it is legal to make such rights available to holders of Grifols new ADSs.

The depositary will make these rights available to you only if and to the extent it is reasonably practicable and permissible under law. If the rights are made available to holders of holders of Grifols new ADSs, the depositary will establish procedures to distribute such rights to holders and to enable such holders to exercise such rights (including by having the depositary exercising such rights and purchasing the shares on such holder’s behalf) Holders may have to pay the exercise price and any other fees, charges, expenses, taxes and governmental charges to subscribe for the shares upon the exercise of their rights.

If the rights are not made available to holders of Grifols new ADSs, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds as in the case of a cash distribution. If the depositary is unable to sell the rights that are not distributed, it will allow such rights to lapse. In that case, you will receive no value for them.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing the securities purchased upon the exercise of rights. If that is the case, the depositary may deliver restricted ADSs.

The depositary is not obligated to make available to holders of Grifols new ADSs a method to exercise rights to subscribe for Grifols non-voting shares rather than Grifols new ADSs.

Other Distributions.  If Grifols distributes property other than cash, Grifols non-voting shares or rights to purchase shares or any other rights, Grifols will notify the depositary in advance and will indicate whether such distribution will be made available to holders of Grifols new ADSs.

If such distribution is made available to holders of Grifols new ADSs, the depositary will distribute, in accordance with the terms of the deposit agreement, such property to the extent that it is reasonably practicable and permissible under law. The depositary may sell a portion of the distributed property in order to pay its fees, charges and expenses, and taxes and governmental charges in connection with the distribution.

If such property is not distributed as described above, the depositary will sell such property and distribute the net proceeds as in the case of a cash distribution. If the depositary is unable to sell the property that is not distributed, it may dispose of such property in a way it deems reasonably practicable under the circumstances for nominal or no consideration. In that case, you will receive nominal or no value for the property.

The depositary is not responsible if it decides that it not practicable or lawful to make a distribution available to any Grifols new ADS holder. Except for the obligation to register the Grifols new ADSs deliverable in the transaction, Grifols has no obligation to register additional Grifols new ADSs, Grifols non-voting shares, rights or other securities under the Securities Act. Grifols also has no obligation to take any other action to permit the distribution of Grifols new ADSs, Grifols non-voting shares, rights or anything else to holders of Grifols new ADSs. This means that you may not receive the distributions Grifols makes on the Grifols non-voting shares or any value for them if it is not practicable or lawful for Grifols to make them available to you.

Any other provision of this deposit agreement notwithstanding, in the event Grifols determines that enabling or permitting holders of ADRs to participate in any cash or other distribution, or to participate therein on the same basis as, or to make an election available to, holders of non-voting shares would either (i) require Grifols to register under the Securities Act such distribution or (ii) otherwise be unlawful and Grifols elects not to pursue such registration or to make such distribution otherwise lawful, Grifols shall make a public announcement in the United States market within two business days following the earlier of (a) the public announcement thereof in Spain or on the securities exchange on which the non-voting shares are listed and (b) approval of the distribution by Grifol’s shareholders’ meeting or board of directors, as the case may be, informing of the distribution and the fact that U.S. ADR holders will not be entitled to participate in the distribution, or will not be entitled to participate on the same basis as, or to make an election available to, holders of non-voting shares.

Notwithstanding the foregoing, in the event Grifols determines that a distribution does not require registration under the Securities Act or is otherwise not unlawful, Grifols will request that the depositary make such distribution available to Grifols new ADS holders.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

Upon the deposit of Grifols non-voting shares or evidence of rights to receive Grifols non-voting shares with the custodian, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the depositary’s fees, charges and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of Grifols new ADSs to which that person is entitled. Certificated ADRs will be delivered at the depositary’s office. Holders of uncertificated (book-entry) ADRs will receive a statement setting forth the relevant ownership interest from the depositary. A holder of ADR can always request that such holder’s Grifols new ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do holders of Grifols new ADSs cancel Grifols new ADSs and obtain deposited securities?

A holder may turn in his or her or its Grifols new ADSs at the depositary’s principal office or by providing appropriate instructions to his or her or its broker. Upon surrender of an ADR or ADRs representing such Grifols new ADSs, payment of the depositary’s fees, charges and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, and, in the case of an ADR or ADRs held through the depositary’s direct registration system, appropriate instructions, the depositary will deliver the underlying Grifols non-voting shares to such holder or a person designated by it at the office of the custodian or, at such holder’s request, risk and expense, the depositary will deliver the deposited securities at its office.

How do Grifols new ADS holders interchange between certificated ADRs and uncertificated ADRs?

A holder may surrender his or her or its certificated ADR or ADRs to the depositary for the purpose of exchanging it or them for uncertificated (book-entry) ADR or ADRs. The depositary will cancel such ADR certificate(s) and will mail such holder a statement setting forth the relevant ownership interest to confirm that such holder is the owner of the Grifols new ADSs evidenced by the exchanged ADR(s).

Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated (book-entry) ADRs requesting the exchange of such ADRs for certificated ADRs, the depositary will execute, issue and deliver to such holder a certificated ADR evidencing the Grifols new ADSs underlying the ADRs.

Redemption

As described in the section entitled “Description of Grifols’ Share Capital — Redemption Rights,” each holder of the Grifols non-voting shares is entitled to require Grifols to redeem those shares if a tender offer for all or part of the share capital of Grifols is made and settled (in whole or in part), except if holders of the Grifols non-voting shares were entitled to participate in such offer and have their shares acquired in such offer equally and on the same terms as holders of Grifols ordinary shares (including, without limitation, for the same consideration).

Within 10 days of the occurrence of a redemption event, Grifols must deliver notice to its shareholders (including to the depositary) setting forth the occurrence of the redemption event and the particulars of the proposed redemption, including the process of the exercise of the redemption right. If the depositary has received satisfactory documentation relating to the redemption event (and only if the depositary shall have received notice from the Company at least 48 days prior to the last date in which holders of non-voting can exercise their rights of redemption) and has determined that such proposed redemption is reasonably practicable, the depositary shall provide to each holder of ADSs a notice setting forth the particulars of the redemption event, the holders’ redemption rights and any other particulars set forth in Grifols’ notice to the depositary. To the extent the depositary shall have received such notice from Grifols less than 48 days prior to the last date in which holders of non-voting shares can exercise their rights of redemption or the depositary has determined that the extension of such redemption right to holders is not reasonably practicable, Grifols shall request the depositary to, and at the request and expense of Grifols the depositary shall endeavor to provide the holders with a notice setting forth the particulars of the redemption event in order to allow holders the opportunity to surrender their ADSs for cancellation and withdraw their non-voting shares and potentially participate in such redemption as a holder of non-voting shares.

To the extent holders are to be extended the opportunity to instruct the depositary to surrender the shares represented by their ADSs for redemption, if a holder wishes to redeem the non-voting shares represented by such holder’s ADSs and obtain the redemption price deliverable upon such redemption, the holder must deliver the ADSs representing the non-voting shares to the depositary for the surrender of such ADSs and withdrawal of the non-voting shares. The depositary will instruct the custodian to present to Grifols the non-voting shares in respect of which redemption rights are being exercised against payment of the applicable redemption price.

Upon receipt of confirmation from the custodian that the redemption has taken place and that funds representing the redemption price have been received, the depositary will convert, transfer and distribute the proceeds (net of applicable fees and charges of, and expenses incurred by, the depositary, and taxes and governmental charges withheld), retire ADSs and cancel ADRs, if applicable, upon delivery of such ADSs by their holders. The depositary agrees to determine in good faith whether the extension of such redemption right to holders is reasonably practicable and agrees that as long as notice has been received by the depositary at least 48 days prior to the last date in which holders of non-voting shares can exercise their rights of redemption, the depositary shall not use insufficient time as a basis for determining that it is not practicable to extend such redemption rights to holders. The redemption price per ADS will be the dollar equivalent of the per share amount received by the depositary (adjusted to reflect the ADS-to-non-voting share ratio) from the redemption of the non-voting shares represented by ADSs (subject to the reasonable applicable fees and charges of, and expenses incurred by, the depositary, and taxes withheld) multiplied by the number of non-voting shares represented by each ADS redeemed.

Holders desiring to cancel their ADSs in order to participate as a shareholder of Grifols in a redemption or otherwise are advised to do so sufficiently in advance of the last date in which holders of non-voting shares can exercise their rights of redemption. There is no guarantee that holders and/or beneficial owners surrendering ADSs for cancellation and withdrawing non-voting shares will receive the non-voting shares represented by the ADSs surrendered in time to enable such holder and/or beneficial owner to participate in any redemption. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to exercise redemption rights on the same terms and conditions as the holders of non-voting shares or be able to exercise such rights.

Voting Rights

How do you vote?

As described in the section entitled “Description of Grifols’ Share Capital — Voting Rights,” holders of the Grifols non-voting shares generally will not have voting rights, except with respect to certain extraordinary matters. If Grifols asks for instructions on a vote on these extraordinary matters or on any other matter, you may instruct the depositary how to exercise the voting rights of the Grifols non-voting shares that underlie your Grifols new ADSs. If you do not so instruct the depositary, you will not be able to exercise your right to vote unless you cancel your Grifols new ADSs and obtain the Grifols non-voting shares that underlie your Grifols new ADSs. Grifols cannot assure you that you will receive notice in time to cancel your Grifols new ADSs and obtain the Grifols non-voting shares that underlie your Grifols new ADSs.

Upon timely notice from Grifols, the depositary will notify you of any upcoming vote and arrange to deliver the voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the Grifols non-voting shares or other deposited securities underlying your Grifols new ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Spain and the provisions of Grifols’ constitutive documents, to vote or to have its agents vote the Grifols non-voting shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

Grifols cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Grifols non-voting shares underlying your Grifols new ADSs. Furthermore, to the extent the depository or its agents act without gross negligence or willful misconduct, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. This means that it is possible that you may not be able to exercise your right to vote.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if Grifols requests the depositary to act, Grifols will use reasonable efforts to give the depositary notice of any meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees, Charges and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of Grifols new ADSs, including issuances resulting from a distribution of shares or rights or other property.
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
$2.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements.

Persons Depositing or Withdrawing Shares Must Pay:	For:

$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) per calendar year, provided that this fee, when combined with the fee for distribution of cash proceeds, including cash dividends or sell of rights and other entitlements, shall not exceed $2.00 (or less) per 100 ADSs (or portion of 100 ADSs) in any calendar year	Depositary operation and maintenance costs.
Annual fee of $1.00 per 100 ADSs	Inspections of the relevant share register.
Registration or transfer fees	• Transfer and registration of Grifols non-voting shares on its share register to or from the name of the depositary or its agent when you deposit or withdraw Grifols non-voting shares.
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).
• Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary.
Any fees and expenses incurred by the depositary in connection with the conversion of a foreign currency in compliance with the applicable exchange control and other regulations, and the delivery of deposited securities, including any fees of a central depository, and any additional fees, charges, costs, or expenses, that may be incurred by the depositary from time to time	• As necessary.
Any additional fees, charges, costs or expenses that may be incurred by the depositary from time to time	• As necessary.

The depositary collects its fees for issuance and cancellation of Grifols new ADSs directly from investors depositing shares or surrendering Grifols new ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Note that the fees and charges holders of Grifols new ADSs may be required to pay may vary over time and may be changed by Grifols and by the depositary. Grifols new ADS holders will receive prior notice of such changes.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify Grifols, the depositary, the custodian and each of their and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If Grifols:		Then:

•	Change the nominal or par value of the Grifols non-voting shares	The cash, shares or other securities received by the depositary will become deposited securities.
•	Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
•	Distribute securities on the Grifols non-voting shares that are not distributed to you or	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of its assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended after it has been executed?

Grifols may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. The deposit agreement cannot be amended to prevent ADS holders from withdrawing the underlying shares represented by ADSs (except as permitted by law).

How may the deposit agreement be terminated after it has been executed?

The depositary will terminate the deposit agreement if Grifols asks it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told Grifols that it would like to resign and Grifols has not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Grifols non-voting shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, Grifols’ only obligations will be to indemnify the depositary and to pay fees, charges and expenses of the depositary that Grifols agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or Grifols, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of Grifols’ shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on Grifols’ Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits Grifols’ obligations and the obligations of the depositary. It also limits Grifols’ liability and the liability of the depositary. Grifols and the depositary:

•	are not liable if either of them is prevented or delayed by law or circumstances beyond their control from performing its obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provisions of Grifols’ Bylaws, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond their control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure) as set forth in the deposit agreement;

•	are not liable if either Grifols or the depositary exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of Grifols new ADSs;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting Grifols non-voting shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The foregoing shall not prejudice the rights of holders of ADRs with respect to Grifols other than under or resulting from the deposit agreement.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from Grifols, the content of any information submitted to it by Grifols for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, for any tax consequences that may result from ownership of ADSs, Grifols non-voting shares or deposited securities, or for the performance of their respective obligations specifically set forth in the deposit agreement, in each case, to the extent the depositary or its agents act without gross negligence or willful misconduct.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of Grifols non-voting shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Grifols non-voting shares or other deposited securities and payment of the applicable fees, charges and expenses of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or Grifols’ transfer books are closed or at any time if the depositary or Grifols thinks it is necessary or advisable to do so.

ADS holders will be entitled to transfer, combine or split up their ADRs and the ADSs evidenced thereby. To have ADRs either combined or split up, holders must surrender the ADRs in question to the depositary with a request to have them combined or split up, and must pay all applicable fees, charges and expenses payable by ADS holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying Grifols non-voting shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or Grifols has closed its transfer books; (2) the transfer of Grifols non-voting shares is blocked to permit voting at a shareholders’ meeting; or (3) Grifols is paying a dividend on its Grifols non-voting shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Grifols non-voting shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs and Cancellation of Pre-Released ADRs

Under certain circumstances, subject to the provisions of the deposit agreement, the deposit agreement permits the depositary to deliver ADRs evidencing Grifols new ADSs before deposit of the underlying Grifols non-voting shares. This is called a pre-release of the ADRs. A pre-release is closed out as soon as the underlying Grifols non-voting shares are delivered to the depositary. The depositary may receive Grifols new ADSs instead of Grifols non-voting shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the Grifols non-voting shares or Grifols new ADSs to be deposited, (b) indicates the depositary as owner of such Grifols non-voting shares or Grifols new ADSs in its records and transfers all beneficially rights in those securities to the depositary, (c) unconditionally guarantees to deliver such Grifols non-voting shares or Grifols new ADSs to the depositary or the custodian, as the case may be and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate, and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Existing American Depositary Shares

Grifols ordinary shares are currently traded in the form of ADSs and evidenced by ADRs pursuant to a Level 1 ADR Program that has been in place in the United States since May 2009.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the transaction to U.S. holders (as defined below) of Talecris common stock who hold their stock as a capital asset and the ownership and disposition of the Grifols non-voting shares, which will be traded in the form of Grifols new ADSs, received in the transaction. This summary is based on the Internal Revenue Code of 1986, as amended, referred to as the Code, Treasury regulations issued under the Code, and administrative rulings and court decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this summary, the term “U.S. holder” means a beneficial owner of Talecris common stock who is:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership holds Talecris common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a holder is a partner in a partnership holding Talecris common stock, the holder should consult its own tax advisor with respect to the particular tax consequences of the transaction and the ownership and disposition of Grifols new ADSs received in the transaction to such holder.

This summary is not a complete description of all the tax consequences of the transaction and the ownership and disposition of Grifols new ADSs received in the transaction. In particular, this summary may not address U.S. federal income tax considerations applicable to holders of Talecris common stock who are subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. persons, financial institutions, insurance companies or tax-exempt organizations and pension funds, dealers or brokers in securities, traders in securities that elect to apply a mark-to-market method of accounting, U.S. expatriates, holders who acquired Talecris common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders who hold Talecris common stock as part of a hedge, straddle or conversion transaction or other integrated investment, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, partnerships or other pass-through entities and stockholders holding their shares through partnerships or other pass-through entities). This summary does not address the tax consequences to any person who actually or constructively owns 5% or more of Talecris common stock or of any matter other than the transaction and the ownership and disposition of Grifols new ADSs received in the transaction. Also, this summary does not address U.S. federal income tax considerations applicable to holders of options or warrants to purchase Talecris common stock. In addition, no information is provided with respect to the tax consequences of the transaction or the ownership and disposition of Grifols new ADSs received in the transaction under any state or local laws, any U.S. federal laws other than those pertaining to U.S. federal income tax set forth in this section or any non-U.S. laws.

The discussion of material U.S. federal income tax consequences that follows is not binding on the Internal Revenue Service, which is referred to as the IRS, or the courts. Accordingly, there can be no assurance that the IRS will not challenge the conclusions expressed in the discussion below, or that a court will not sustain such a challenge.

The Transaction

The reincorporation merger is expected to qualify as a reorganization for U.S. federal income tax purposes and the following discussion assumes that the exchange of Talecris common stock for New Talecris common stock pursuant to the reincorporation merger will constitute a reorganization for U.S. federal income tax purposes. Accordingly, a U.S. holder of Talecris common stock generally will not recognize gain or loss upon receipt of Stream Merger Sub common stock in the reincorporation merger and the holding period in the Stream Merger Sub common stock generally will be computed by including the holding period in the Talecris common stock converted into Stream Merger Sub common stock in the reincorporation merger. A U.S. holder’s adjusted basis in the shares of the Stream Merger Sub common stock received in the reincorporation merger generally will be the U.S. holder’s adjusted basis in the U.S. holder’s Talecris common stock exchanged for the Stream Merger Sub common stock in the reincorporation merger.

With respect to Talecris stockholders, the Talecris-Grifols merger will not qualify as a reorganization for U.S. federal income tax purposes. Thus, the receipt of the merger consideration by U.S. holders in exchange for shares of Stream Merger Sub common stock received in the reincorporation merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives the merger consideration in exchange for shares of Stream Merger Sub common stock pursuant to the Talecris-Grifols merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (1) the sum of the fair market value as of the date of the Talecris-Grifols merger of the Grifols non-voting shares, which will be traded in the form of Grifols new ADSs, received and the amount of cash (including cash in lieu of fractional Grifols non-voting shares) received and (2) the U.S. holder’s adjusted tax basis in the shares of Stream Merger Sub common stock. Capital gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) of Stream Merger Sub common stock surrendered for the merger consideration. Any gain or loss would be long-term capital gain or loss if the holding period of the shares of Stream Merger Sub common stock (computed as described in the preceding paragraph) exceeds one year on the date of the Talecris-Grifols merger. Long-term capital gains of non-corporate U.S. holders (including individuals) generally are eligible for preferential rates of U.S. federal income tax. There are limitations on the deductibility of capital losses under the Code. U.S. holders that recognize a loss on the exchange should consult their tax advisors regarding allowance of, and the timing for deduction of, this loss for U.S. federal income tax purpose. The Grifols non-voting shares, which will be traded in the form of Grifols new ADSs, received as part of the consideration for Stream Merger Sub common stock pursuant to the Talecris-Grifols merger will generally have an adjusted tax basis equal to the fair market value of the Grifols non-voting shares as of the date of the Talecris-Grifols merger and a new holding period beginning on the day following the completion of the Talecris-Grifols merger. This summary assumes that a U.S. holder of Grifols new ADSs will be treated as the owner of the underlying Grifols non-voting shares for U.S. federal income tax purposes.

Ownership and Disposition of Grifols new ADSs

Taxation of Dividends

Subject to the passive foreign investment company, which is referred to as PFIC, rules discussed below, the gross amount of any distributions (including the amount of any Spanish withholding tax withheld) with respect to the Grifols non-voting shares, which will be traded in the form of Grifols new ADSs, to the extent paid out of Grifols’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), will be includible in a U.S. holder’s income as ordinary dividend income. Distributions in excess of Grifols’ current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Grifols new ADSs and thereafter as capital gain. However, because Grifols does not compute its earnings and profits for U.S. federal income tax purposes, U.S. holders may need to assume that any distribution that Grifols makes in respect of the Grifols new ADSs will constitute ordinary dividend income for U.S. federal income tax purposes. Dividends paid with respect to the Grifols new ADSs will be income from sources outside the United States. Dividends paid to a corporate U.S. holder will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income generally will be taxable to such U.S. holder at a maximum tax rate of 15% provided that such U.S. holder holds the Grifols new ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Non-corporate U.S. holders should consult their own tax advisors to determine whether dividends paid with respect to the Grifols new ADSs are eligible for the special tax rate applicable to qualified dividend income. For taxable years beginning after December 31, 2012, recently enacted legislation generally will impose a 3.8% tax on the “net investment income” (which generally will include dividends received in respect of Grifols new ADS received in the transaction and net gains from the disposition of Grifols new ADSs) of certain individuals and on the undistributed “net investment income” of certain estates and trusts.

The amount of a dividend that a U.S. holder must include in its income will equal the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend is includible in such U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. holder includes the dividend in income to the date such U.S. holder converts the payment into U.S. dollars will be treated as ordinary income or loss, will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Spanish income tax withheld in accordance with the Treaty between the United States and Spain and paid over to Spain may be creditable or deductible against a U.S. holder’s U.S. federal income tax liability. To the extent a refund of the Spanish income tax withheld is available to you under Spanish law, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability, whether or not a refund is actually obtained. See the discussion in the section entitled “Material Spanish Tax Considerations” for the procedures for obtaining a tax refund. A U.S. holder must satisfy minimum holding period and other requirements in order to be eligible to claim a foreign tax credit for the Spanish income tax withheld on dividends. The rules governing foreign tax credits are complex and, therefore, U.S. holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Taxation of Dispositions of the Grifols new ADSs

Subject to the PFIC rules discussed below, a U.S. holder that sells or otherwise disposes of Grifols new ADSs generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (1) the U.S. dollar value of the amount that such U.S. holder realizes upon such disposition and (2) the U.S. holder’s adjusted tax basis, determined in U.S. dollars, in the U.S. holder’s Grifols new ADSs. Any gain or loss would be long-term capital gain or loss if the holding period of the Grifols new ADSs exceeds one year on the date of the disposition. Long-term capital gains of non-corporate U.S. holders generally are eligible for preferential rates of U.S. federal income tax. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. holders should consult their tax advisers regarding the eligibility for relief from Spanish Non-Resident Income Tax on the disposition of Grifols new ADSs under the Treaty between the United States and Spain (as discussed below in the section entitled “Material Spanish Tax Considerations — Taxation of Capital Gains”) and the creditability of any such Spanish Non-Resident Income Tax in their particular circumstances. There are limitations on the deductibility of capital losses under the Code. U.S. holders that recognize a loss on a disposition of the Grifols new ADSs should consult their tax advisors regarding allowance of, and the timing for deduction of, this loss for U.S. federal income tax purposes.

PFIC Rules

Grifols believes that the Grifols new ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. With certain exceptions, the Grifols new ADSs would be treated as stock in a PFIC if Grifols were a PFIC at any time during a U.S. holder’s holding period in such U.S. holder’s Grifols new ADSs. There can be no assurance that Grifols will not be treated as a PFIC during a U.S. holder’s holding period. If Grifols were to be treated as a PFIC, then, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Grifols new ADSs, gain realized on the sale or other disposition of the Grifols new ADSs would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if such U.S. holder had realized such gain ratably over such U.S. holder’s holding period for the Grifols new ADSs and would be subject to U.S. federal income tax at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the U.S. federal income tax attributable to each such year. Further, any distribution in respect of Grifols new ADSs in excess of 125% of the average of the annual distributions on Grifols new ADSs received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to U.S. federal income tax as described above. In addition, dividends that a U.S. holder receives from Grifols with respect to Grifols new ADSs would not be eligible for the special tax rates applicable to qualified dividend income if Grifols is treated as a PFIC with respect to such U.S. holder either in the taxable year of the distribution or the preceding taxable year, but instead would be subject to U.S. federal income tax at rates applicable to ordinary income.

Backup Withholding and Information Reporting

The cash consideration received by a holder of Talecris common stock in the Talecris-Grifols merger and payments of dividends and proceeds with respect to the sale of Grifols new ADSs may, under certain circumstances, be subject to backup withholding (currently at a rate of 28%) unless the holder: (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and that such holder is a U.S. person (including a U.S. resident alien), and otherwise complies with applicable requirements of the backup withholding rules. Such cash consideration and payments may, under certain circumstances, also be subject to information reporting to the IRS.

A holder of Talecris common stock or Grifols new ADSs who does not provide Grifols (or the exchange or paying agent, as applicable) with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

THE FOREGOING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE TRANSACTION OR THE OWNERSHIP AND DISPOSITION OF GRIFOLS NEW ADSS. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF GRIFOLS NEW ADSS TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED ABOVE AND THE PARTICULAR TAX EFFECTS TO YOU OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF GRIFOLS NEW ADSS, INCLUDING THE APPLICATION OF STATE, LOCAL AND NON-U.S. TAX LAWS.

MATERIAL SPANISH TAX CONSIDERATIONS

General

The following is a summary of the material Spanish tax consequences of the acquisition, ownership and disposition of the Grifols non-voting shares and Grifols new ADSs (the “Grifols Non-voting Securities”) by non-Spanish Holders (as defined below). This summary is not a complete analysis or listing of all the possible tax consequences of such transactions and does not address all tax considerations that may be relevant to all categories of non-Spanish Holders, some of whom may be subject to special rules. In particular, this tax section does not address the Spanish tax consequences applicable to so-called “look-through” entities under Spanish tax law (such as trusts or estates).

The description of Spanish tax laws set forth below is based on Spanish law as of the date hereof and on administrative interpretations thereof. As a result, this description is subject to any changes in such laws or interpretations occurring after the date hereof, including changes having retroactive effect.

For the purposes of this section, the term “non-Spanish Holder” shall mean a beneficial owner of the Grifols Non-voting Securities who is an individual or corporation resident for Spanish tax purposes of any country other than Spain and whose ownership of the Grifols Non-voting Securities is not effectively connected with a permanent establishment in Spain.

Prospective non-Spanish Holders should consult their own tax advisors as to the applicable tax consequences of their acquisition, ownership and disposition of the Grifols Non-voting Securities, including the effect of tax laws of any other jurisdiction, based on their particular circumstances. Also, any holders of the Grifols Non-voting Securities who do not fall within the description of a non-Spanish Holder or who are in any doubt as to their taxation position or obligations should consult their own professional advisers immediately.

Taxation of Dividends

As a general rule, dividends paid on the Grifols Non-voting Securities to a non-Spanish Holder will be subject to Spanish withholding tax on the gross amount of the dividend, currently at a rate of 19%. Notwithstanding the above, the following exemptions or reduced rates may be applicable under Spanish tax law:

(i) Dividends and similar sources of income distributed to a non-Spanish Holder who is an individual will be exempt from Spanish tax up to an annual amount of €1,500 for all of his/her Spanish sourced dividend income, provided that such non-Spanish Holder is resident in an EU country (other than Spain) or in a country that has entered into an exchange of tax information agreement with Spain.

However, Spanish withholding tax will be required to be deducted from the gross amount of the dividends, and a non-Spanish Holder claiming this exemption will have to seek a refund of such withholding taxes from the Spanish tax authorities.

As regards this refund (the “Standard Refund Procedure”), the non-Spanish Holder would be required to file (i) the applicable Spanish tax return (currently, Form 210), (ii) a valid certificate of tax residence, and (iii) a certificate from Grifols stating that Spanish tax was withheld with respect to such non-Spanish Holder (i.e., the relevant dividend statement). The refund claim must be filed within the four-year period following the end of the period within which Grifols is required to report and pay the amounts withheld to the Spanish tax authorities.

(ii) Non-Spanish Holders resident for tax purposes in countries that have entered into a Treaty with Spain may benefit from a reduced tax rate or an exemption, subject to the satisfaction of any conditions specified in the relevant Treaty and Spanish domestic rules.

Spain currently has Treaties in force with Algeria, Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Bulgaria, Canada, Colombia, Croatia, Cyprus, the Czech Republic, Chile, China, Cuba, Ecuador, Egypt, El Salvador, Emirates, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Iran, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, South Korea, Latvia, Lithuania, Luxembourg, Macedonia, Malaysia, Malta, Mexico, Moldavia, Morocco, the Netherlands, New Zealand, Norway, the Philippines, Poland, Portugal, Romania, Russia, Saudi Arabia, Serbia, Slovakia, Slovenia, South Africa, Sweden,

Switzerland, Thailand, Trinidad & Tobago, Tunisia, Turkey, the United Kingdom, the United States, certain other countries of the former Soviet Union, Venezuela and Vietnam.

The right to benefit from a reduced withholding tax rate or an exemption pursuant to a Treaty is subject to the non-Spanish Holder delivering to the Spanish resident entity paying the dividends, or its paying agent, a certificate of residence issued by the competent tax authorities of the non-Spanish Holder’s state of tax residence, pursuant to the provisions of the Order of the Ministry of Economy and Finance of April 13, 2000. Specifically, non-Spanish Holders resident for tax purposes in the United States may benefit from a 15% reduced rate of withholding tax on the gross amount of the dividend, subject to providing the depositary of the Grifols Non-voting Securities, before the tenth day following the end of the month in which the dividends are payable, with evidence of the tax residence of the Non-Spanish Holder by means of a certificate of tax residence issued by the IRS stating that to the knowledge of the IRS, the non-Spanish Holder is a resident of the United States within the meaning of the U.S.-Spain Treaty. For Spanish tax purposes, such IRS certificate is valid for one year from the date it is issued. Non-Spanish Holders who do not provide the required documentation within the applicable time limits may alternatively be able to obtain a refund of the 4% difference between the domestic and U.S.-Spain Treaty withholding tax rates, following the Standard Refund Procedure.

(iii) Non-Spanish Holder corporations resident for tax purposes in a European Union Member State may be exempt from withholding taxes in Spain if the following requirements, based on the EU Parent-Subsidiary Directive, as implemented in Spain, are met: (a) both companies must be subject to and not exempt from a tax levied on corporate profits; (b) the profit distributed should not derive from the liquidation of the Spanish subsidiary; (c) both companies must have one of the corporate forms that are mentioned in the annex of the EU Parent-Subsidiary Directive; and (d) the parent company must hold at least a 10% direct participation in the share capital of Grifols within a one-year period before the profit that is distributed becomes due.

The EU Parent-Subsidiary Directive does not apply if the majority of the voting rights of the parent company holding the Grifols Non-voting Securities are owned, directly or indirectly, by individuals or companies that are not resident in a European Union Member State, except if the parent company develops a business activity directly related to the business activity developed by Grifols, or its legal purpose is the administration and management of Grifols through the appropriate organization of personal and material means, or it can be proved that it was incorporated for valid economic reasons and not only to benefit from this special regime.

Taxation of Capital Gains

Income obtained from the transfer or disposal of the Grifols Non-voting Securities will be treated as a capital gain. Spanish Non-Resident Income Tax is currently levied at 19% on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable Treaty. Capital gains and losses are calculated separately for each transaction and it is not possible to offset losses against capital gains.

Capital gains will be exempt from taxation in Spain in the following cases:

(i) Capital gains derived from the transfer of the Grifols Non-voting Securities on an official Spanish secondary stock market by non-Spanish Holders that are tax residents of a state which has a Treaty signed and in force with Spain that includes an “exchange of information” clause (including the U.S.-Spain Treaty) and to the extent the capital gain is not obtained through a country or territory statutorily defined as a tax haven (currently listed in the Royal Decree 1080/1991 of July 5, 1991).

(ii) Capital gains obtained by non-Spanish Holders tax resident in another Member State of the European Union, or by a permanent establishment of such non-Spanish Holders located in another Member State of the European Union, provided that (a) at any time during the preceding 12 months the non-Spanish Holder did not hold a direct or indirect interest of 25% or more of the capital or equity of Grifols, (b) Grifols’ assets do not consist mainly of, directly or indirectly, Spanish real estate, and (c) the gain is not obtained through a country or territory statutorily defined as a tax haven (currently listed in Royal Decree 1080/1991 of July 5, 1991).

(iii) Capital gains realized by non-Spanish Holders who benefit from a Treaty that provides for taxation only in the country of their tax residence.

Spanish Tax Returns

Non-Spanish Holders must file a Spanish tax form (currently Form 210) with respect to any capital gains and, in the absence of any specific provisions in an applicable Treaty, to claim any refund. A non-Spanish Holder’s tax representative in Spain and the depositary of the Grifols Non-voting Securities will also be entitled to carry out such filing. Non-Spanish Holders will not be required to declare on a Form 210 any income received if such income was subject to Spanish withholding tax.

Spanish Inheritance and Gift Tax

Transfers of shares upon death or by gift to individuals are subject to Spanish inheritance and gifts tax, respectively, provided that either (a) the transferee is a resident of Spain at the time of the death or gift; or (b) the shares are located in Spain at the time of the death or gift, regardless of the country of residence of the transferee.

Spanish tax authorities consider shares issued by a Spanish resident entity to be located in Spain for Spanish tax purposes. In such case, any non-Spanish Holder individual who acquires the Grifols Non-voting Securities upon death or by gift of the transferor will be subject to such tax at an effective rate, after applying all relevant factors and considering personal circumstances, ranging between 0% and 81.6%.

Inheritances and gifts received by Non-Spanish Holder corporations are not subject to Inheritance and Gift Tax, but generally are subject to Non-Resident Income Tax at the rate of 19% unless otherwise provided under an applicable Treaty.

Transfer Taxes

The transfer of the Grifols Non-voting Securities is exempt from Spanish transfer tax or value added tax. In addition, no stamp duty is applicable to such transfer.

Net Wealth Tax

Individuals not residing in Spain for tax purposes are subject to Net Wealth Tax on property and rights that are located or can be exercised in Spain. However, effective from January 1, 2008, Spanish Law 4/2008 grants individual taxpayers, whether or not such individuals are considered residents in Spain for tax purposes, a tax allowance equivalent to 100% of the Net Wealth Tax due, and eliminates the obligation to file any tax form with the Spanish tax authorities in connection with such tax.

THE FOREGOING DISCUSSION OF SPANISH INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE TRANSACTION OR THE OWNERSHIP AND DISPOSITION OF GRIFOLS NEW ADSS. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF GRIFOLS NEW ADSS TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED ABOVE AND THE PARTICULAR TAX EFFECTS TO YOU OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF GRIFOLS NEW ADSS, INCLUDING THE APPLICATION OF STATE, LOCAL AND NON-SPANISH TAX LAWS.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING GRIFOLS’ SHAREHOLDERS

Restrictions on Foreign Investment

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. Law 19/2003 (July 4, 2003) updated Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents.

The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party.

The Spanish Stock Exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, does no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Where the investment or divestiture is made in shares of a Spanish company listed on any of the Spanish Stock Exchanges, the duty to provide notice of a foreign investment or divestiture lies with the relevant entity with whom the shares (in book-entry form) have been deposited or which has acted as an intermediary in connection with the investment or divestiture.

Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after execution of the investment, except that no prior notice shall be required for: (i) investments in listed or publicly negotiable securities or in participations in collective investment schemes that are registered with the CNMV, and (ii) investments that do not increase the foreign ownership of the share capital of a Spanish company to over 50%. In specific instances, the Council of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Ministry of Economy, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. In those cases in respect of which Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

Exchange controls

Payments or transfers between non-residents and residents of Spain must be made through a registered entity, such as a bank or other financial institution registered with the Bank of Spain and/or the CNMV (entidades registradas), through bank accounts opened abroad with a foreign bank or a foreign branch of a registered entity, in cash, or by check payable to bearer. All charges, payments or transfers which exceed €6,010, if made in cash or by check payable to bearer, must be notified to the Spanish exchange control authorities.

ADDITIONAL INFORMATION

Submission of Future Talecris Stockholder Proposals

The 2011 annual meeting of Talecris stockholders will not be held if the transaction is completed. Therefore, Talecris reserves the right to postpone or cancel its 2011 annual meeting. If the 2011 annual meeting is held, please note the following:

Talecris’ bylaws provide that advance notice of a stockholder’s proposal must be delivered to the Secretary at Talecris’ principal executive offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting, or, if such meeting is announced later than the ninetieth (90th) day prior to the date of such meeting, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made.

Other than a proposal made pursuant to Rule 14a-8, each Talecris stockholder making a proposal must provide, (A) the name and address of such person (including, if applicable, the name and address that appear on Talecris’ books and records); and (B) the class or series and number of shares of Talecris that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such person, except that such person shall in all events be deemed to beneficially own any shares of any class or series of Talecris as to which such person has a right to acquire beneficial ownership at any time in the future. In addition, each person must provide information relating to their derivative and short positions in Talecris’ securities, as set out in Talecris’ bylaws.

Other than with respect to a proposal made pursuant to Rule 14a-8, as to each item of business that the stockholder proposes to bring before the annual meeting, (A) a reasonably brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of the stockholder, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the proposing stockholders or (y) between or among any proposing stockholder and any other record or beneficial holder of the shares of any class or series of Talecris (including their names) in connection with the proposal of such business by such stockholder.

A copy of the full text of the provisions of Talecris’ bylaws dealing with stockholder proposals is available to stockholders from its Secretary upon written request and on its website at www.talecris.com under the section entitled “Investor Relations — Corporate Governance — Highlights.”

Under the rules of the SEC, stockholders who wish to submit proposals for inclusion in the Proxy Statement of the Board of Directors for the 2011 Annual Meeting of Stockholders must submit such proposals by November 19, 2010. Please address such proposals to: Secretary, Talecris Biotherapeutics Holdings Corp., 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709.

Legal Experts

The validity of the Grifols non-voting shares to be delivered as merger consideration and certain Spanish tax matters will be passed upon by Osborne Clarke S.L.P., Spanish counsel to Grifols. In addition, certain U.S. federal income tax consequences relating to the transaction will be passed upon for Grifols by Proskauer Rose LLP.

Experts

The consolidated balance sheets of Grifols, S.A. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2009, have been included herein in reliance upon the report of KPMG Auditores, S.L., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of the said firm as experts in accounting and auditing.

The consolidated financial statements of Talecris Biotherapeutics Holdings Corp. as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

Enforceability of Civil Liabilities Under U.S. Securities Laws

Grifols is a company (sociedad anónima) organized under the laws of Spain. Nearly all of the directors and executive officers of Grifols are not residents of the United States and all or a substantial portion of its assets and its directors and officers are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the United States predicated upon civil liability under the Securities Act. It may also be difficult to recover fully in the United States on any judgment rendered against such persons or Grifols.

Grifols is advised by its Spanish legal counsel, Osborne Clarke, (i) that there is doubt as to the enforceability in Spain in original actions or in actions, for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the securities laws of the United States and (ii) that any final and binding judgment obtained against Grifols in the United States would be recognized and enforced by the courts of Spain in accordance with the Law of Civil Procedure (Ley de Enjuiciamiento Civil) if the appropriate order (exequatur) were obtainable, for which prior to the time such judgment is introduced into a Spanish court for enforcement, there should be no material contradiction or incompatibility between the referred judgment with a judgment rendered or judicial proceedings outstanding in Spain, and (a) according to the provisions of any applicable treaty (there is none currently in existence with the United States), or (b) in the absence of any such treaty, if it could be proven that the jurisdiction where the foreign judgment was rendered recognizes Spanish judgments on a reciprocal basis and the judgement satisfies other requirements such as not being incompatible or infringing the Spanish public order or policy. If such reciprocity cannot be proven, the requisite order (exequatur) would not be granted by the Spanish courts. Grifols has submitted to the jurisdiction of the state of Delaware and U.S. federal courts sitting in the state of Delaware for the purpose of any suit, action or proceeding arising out of the merger agreement.

WHERE YOU CAN FIND MORE INFORMATION

Talecris files annual reports with, and furnishes other reports and information to, the SEC as required under the Exchange Act.

Grifols has filed a registration statement on Form F-4 to register with the SEC the Grifols non-voting shares underlying Grifols new ADSs to be issued and delivered in exchange for shares of Talecris common stock. This document is part of the registration statement on Form F-4 and constitutes a document of Grifols.

You may read and copy any document Grifols or Talecris files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Grifols’ and Talecris’ SEC filings are also available to the public over the Internet at the SEC’s website at www.sec.gov.

Grifols

Grifols ordinary shares are listed on the Spanish Stock Exchanges and quoted on the Automated Quotation System under the symbol “GRF.” You may read copies of Grifols’ annual and quarterly reports, accounts and other financial information and offering documents at the offices of the CNMV, Paseo de la Castellana, 19, Madrid. Some Grifols CNMV filings are also available at the website maintained by the Spanish securities commission at www.cnmv.es. You may also access information about Grifols through the website maintained by Grifols, which is www.grifols.com. In addition, you can obtain any of these documents at no cost, by writing or calling Grifols at the following address:

Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
08174 Sant Cugat del Vallès, 08174, Barcelona, Spain
Attention: Investor Relations
Telephone: (+34) 935-710-500

Talecris

The reports and other information filed by Talecris with the SEC are available on Talecris’ website at www.talecris.com. You may also request a copy of Talecris’ filings at no cost, by writing or calling Talecris at the following address:

Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Attn: Investor Relations
Telephone: (919) 316-6300

The Talecris common shares are listed on the NASDAQ Global Select Market under the symbol “TLCR.” Talecris is subject to the informational requirements of the SEC and NASDAQ and files reports and other information relating to its business, financial condition and other matters. You may read such reports, statements and other information, including the annual and quarterly financial statements of Talecris, at the offices of the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, NY 10006. You can also inspect reports, proxy statements and other information about Talecris at the website of the NASDAQ Global Select Market at www.nasdaq.com.

This document includes the web addresses of the SEC, the CNMV, Grifols and Talecris as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

Grifols has supplied all information contained or incorporated by reference in this document relating to Grifols and Talecris has supplied all information relating to Talecris.

Neither Grifols nor Talecris has authorized anyone to give any information or make any representation about the transaction or their companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Householding

Only one copy of this document will be sent to those Talecris shareholders who share a single household and who have consented to receive a single copy of such documents. This practice, known as “householding”, is designed to reduce Talecris’ printing and postage costs. However, if any shareholder residing at such an address desires to receive a separate copy of this document in the future, he or she may telephone Talecris’ Investor Relations Department at 1-919-316-2300 or write to Investor Relations at P.O. Box 110526, 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709 or by E-mail at investor.relations@talecris.com. If you are receiving multiple copies of this document, please request householding by contacting Talecris’ Investor Relations in the same manner.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Grifols, S.A. and Subsidiaries

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
at 30 September 2010 and 31 December 2009

	30/09/10	31/12/09
	(unaudited)
	(expressed in
	thousands of euros)

ASSETS
Non-current assets
Intangible assets
Goodwill (note 6)	184,716	174,000
Other intangible assets (note 7)	77,662	69,385

Total intangible assets	262,378	243,385
Property, plant and equipment (note 7)	416,540	371,705
Investments in equity accounted investees (note 3)	1,111	383
Non-current financial assets	7,420	3,731
Deferred tax assets	33,343	33,395

Total non-current assets	720,792	652,599
Current assets
Inventories	516,804	484,462
Trade and other receivables
Trade receivables (note 8)	231,228	207,840
Other receivables	43,074	39,540
Current income tax assets	25,235	7,802

Trade and other receivables	299,537	255,182
Other current financial assets	9,315	8,217
Other current assets (note 9)	44,856	7,345
Cash and cash equivalents	254,495	249,372

Total current assets	1,125,007	1,004,578

Total assets	1,845,799	1,657,177

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
at 30 September 2010 and 31 December 2009

	30/09/10	31/12/09
	(unaudited)
	(expressed in
	thousands of euros)

EQUITY AND LIABILITIES
Equity
Share capital (note 10)	106,532	106,532
Share premium (note 10)	121,802	121,802
Reserves (note 10)
Accumulated gains	350,342	264,039
Other reserves	53,273	50,864

Total reserves	403,615	314,903
Own shares (note 10)	(1,927)	(677)
Interim dividend	0	(31,960)
Profit for the year attributable to the Parent	97,021	147,972

Total equity	727,043	658,572
Cash flow hedges	(1,800)	(1,948)
Translation differences	(63,523)	(90,253)

Other comprehensive income	(65,323)	(92,201)

Equity attributable to the Parent	661,720	566,371
Minority interest	12,303	12,157

Total equity	674,023	578,528

Liabilities
Non-current liabilities
Grants	2,118	2,311
Provisions	1,305	1,232
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	693,730	703,186
Other financial liabilities	11,571	12,552

Total non-current financial liabilities (note 11)	705,301	715,738
Deferred tax liabilities	68,481	60,325

Total non-current liabilities	777,205	779,606
Current liabilities
Provisions	4,419	4,702
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	187,626	113,991
Other financial liabilities	16,349	12,230

Total current financial liabilities (note 11)	203,975	126,221
Trade and other payables
Suppliers	115,298	120,909
Other payables	11,456	17,832
Current income tax liabilities	25,517	3,258

Total trade and other payables	152,271	141,999
Other current liabilities	33,906	26,121

Total current liabilities	394,571	299,043

Total liabilities	1,171,776	1,078,649

Total equity and liabilities	1,845,799	1,657,177

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Income Statements
for the nine months ended 30 September 2010 and 2009

	30/09/10	30/09/09
	(Unaudited)
	(Expressed in thousands of euros)

Revenues (note 5)	738,823	689,592
Changes in inventories of finished goods and work in progress	34,441	52,658
Self-constructed non-current assets	23,812	27,937
Supplies	(224,525)	(212,547)
Other operating income	946	1,114
Personnel expenses	(213,880)	(202,034)
Other operating expenses	(158,052)	(150,223)
Amortisation and depreciation (note 7)	(33,251)	(28,992)
Non-financial and other capital grants	668	1,131
Impairment and gains/(losses) on disposal of fixed assets	105	(713)

Results from operating activities	169,087	177,923

Finance income	2,605	5,221
Finance expenses (notes 8 & 12)	(36,848)	(14,972)
Change in fair value of financial instruments (note 12)	(6,368)	(1,537)
Exchange gains/(losses)	897	(2,229)

Finance expense	(39,714)	(13,517)

Share of profit/(loss) of equity accounted investees	(787)	30

Profit before income tax from continuing operations	128,586	164,436

Income tax expense (note 13)	(32,800)	(47,361)

Profit after income tax from continuing operations	95,786	117,075

Profit attributable to equity holders of the Parent	97,021	117,055
Profit/(loss) attributable to minority interest	(1,235)	20

Consolidated profit for the period	95,786	117,075

Basic earnings per share (euros)	0.46	0.56
Diluted earnings per share (euros)	0.46	0.56

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Comprehensive Income
for the nine months ended 30 September 2010 and 2009

	30/09/10	30/09/09
	(Unaudited)
	(Expressed in thousands of euros)

Consolidated comprehensive income for the period	95,786	117,075
Income and expenses generated during the period
Measurement of financial instruments	0	(13)
Available-for-sale financial assets	0	(17)
Tax effect	0	4
Translation differences	28,330	(11,286)

Income and expenses generated during the period	28,330	(11,299)

Income and expense recognised in the income statement:
Cash flow hedges	148	0
Cash flow hedges	247	0
Tax effect	(99)	0

Income and expense recognised in the income statement:	148	0

Total comprehensive income for the period	124,264	105,776

Total comprehensive income attributable to the Parent	123,899	103,614
Total comprehensive income attributable to minority interests	365	2,162

Total comprehensive income for the period	124,264	105,776

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows
for the nine months ended 30 September 2010 and 2009

	30/09/10	30/09/09
	(unaudited)
	(expressed in thousands of euros)

Cash flows from operating activities
Profit before tax	128,586	164,436
Adjustments for:	68,223	46,678
Amortisation and depreciation	33,251	28,992
Other adjustments:	34,972	17,686
Losses / (Profit) on equity accounted investments	787	(30)
Exchange differences	(897)	2,229
Net provision charges	825	(291)
(Profit) / loss on disposal of fixed assets	(239)	713
Government grants taken to income	(668)	(1,131)
Finance expense / income	36,096	11,790
Other adjustments	(932)	4,406
Changes in capital and assets	(84,508)	(141,256)
Change in inventories	(14,496)	(83,998)
Change in trade and other receivables	(25,587)	(57,478)
Change in current financial assets and other current assets	(37,321)	(1,392)
Change in current trade and other payables	(7,104)	1,612
Other cash flows from operating activities	(40,454)	(46,184)
Interest paid	(21,671)	(11,550)
Interest recovered	2,158	5,059
Income tax paid	(20,941)	(39,693)
Net cash from operating activities	71,847	23,674
Cash flows from investing activities
Payments for investments	(82,427)	(101,116)
Group companies and business units (note 3)	(3,728)	(15,826)
Property, plant and equipment and intangible assets	(75,046)	(82,933)
Property, plant and equipment	(67,915)	(75,510)
Intangible assets	(7,131)	(7,423)
Other financial assets	(3,653)	(2,357)
Proceeds from the sale of investments	2,551	803
Property, plant and equipment	2,551	803
Net cash used in investing activities	(79,876)	(100,313)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(1,250)	(24,102)
Issue	0	(77)
Acquisition of treasury shares	(1,250)	(24,084)
Disposal of treasury shares	0	59
Proceeds from and payments for financial liability instruments	27,619	153,101
Issue	75,680	184,292
Redemption and repayment	(48,061)	(31,191)
Dividends and interest on other equity instruments paid	(27,282)	(48,746)
Other cash flows from financing activities	323	568
Other amounts received from financing activities	323	568
Net cash (used in) / from financing activities	(590)	80,821
Effect of exchange rate fluctuations on cash	13,742	(194)
Net increase in cash and cash equivalents	5,123	3,988
Cash and cash equivalents at beginning of the period	249,372	6,368
Cash and cash equivalents at end of period	254,495	10,356

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Statement of Changes in Consolidated Equity
for the nine months ended 30 September 2010

	Attributable to Equity Holders of the Parent
							Other Comprehensive Income
									Available-for
				Profit					Sale	Equity
	Share	Share		Attributable	Interim	Own	Translation	Cash Flow	Financial	Attributable	Minority
	Capital	Premium	Reserves*	to Parent	Dividend	Shares	Differences	Hedges	Assets	to Parent	Interests	Equity
	(Expressed in thousands of euros)
	(Unaudited)

Balances at 31 December 2008	106,532	121,802	247,669	121,728	0	(33,087)	(84,457)	0	(158)	480,029	1,250	481,279

Translation differences	—	—	—	—	—	—	(13,428)	—	—	(13,428)	2,142	(11,286)
Available-for-sale financial assets gains/(losses)	—	—	—	—	—	—	—		(13)	(13)	—	(13)

Other comprehensive income for the period	0	0	0	0	0	0	(13,428)	0	(13)	(13,441)	2,142	(11,299)
Profit/(loss) for the period	—	—	—	117,055	—	—	—	—	—	117,055	20	117,075

Total comprehensive income for the period	0	0	0	117,055	0	0	(13,428)	0	(13)	103,614	2,162	105,776

Operations with own shares	—	—	—	—	—	(23,918)	—		—	(23,918)	—	(23,918)
Other movements	—	—	(186)	—	—	—	—	—	—	(186)	(57)	(243)
Business combinations	—	—	—	—	—	—	—		—	0	9,876	9,876
Distribution of 2008 profit
Reserves	—	—	73,037	(73,037)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(48,691)	—	—	—	—	—	(48,691)	(55)	(48,746)

Operations with equity holders or owners	0	0	72,851	(121,728)	0	(23,918)	0	0	0	(72,795)	9,764	(63,031)

Balances at 30 September 2009	106,532	121,802	320,520	117,055	0	(57,005)	(97,885)	0	(171)	510,848	13,176	524,024

Balances at 31 December 2009	106,532	121,802	314,903	147,972	(31,960)	(677)	(90,253)	(1,948)	0	566,371	12,157	578,528

Translation differences	—	—	—	—	—	—	26,730	—	—	26,730	1,600	28,330
Cash flow hedges	—	—	—	—	—	—	—	148	—	148	—	148

Other comprehensive income for the period	0	0	0	0	0	0	26,730	148	0	26,878	1,600	28,478
Profit/(loss) for the period	—	—	—	97,021	0	—	—	—	—	97,021	(1,235)	95,786

Total comprehensive income for the period	0	0	0	97,021	0	0	26,730	148	0	123,899	365	124,264

Operations with own shares	—	—	—	—	—	(1,250)	—	—	—	(1,250)	—	(1,250)
Other changes	—	—	(71)	—	—	—	—	—	—	(71)	(166)	(237)
Distribution of 2009 profit
Reserves	—	—	88,783	(88,783)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(27,229)	—	—	—	—	—	(27,229)	(53)	(27,282)
Interim dividend	—	—	—	(31,960)	31,960	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	88,712	(147,972)	31,960	(1,250)	0	0	0	(28,550)	(219)	(28,769)

Balance at 30 September 2010	106,532	121,802	403,615	97,021	0	(1,927)	(63,523)	(1,800)	0	661,720	12,303	674,023

*	Reserves include accumulated earnings, legal reserves and other reserves.

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
for the nine months ended 30 September 2010

(1)	General Information

Grifols, S.A. (hereinafter, the Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity is the provision of corporate administrative, management and control services and investment in real and personal property. Its main activity consists on the provision of corporate administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market.

Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts in an integrated basis under a common management and whose main activity is the procurement, manufacturing, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Barcelona, Parets del Vallès (Barcelona) and Torres de Cotillas (Murcia), while those of the American companies are located in Los Angeles (USA).

(2)	Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2009 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).

The figures in these condensed consolidated interim financial statements are expressed in thousand Euros.

The condensed consolidated interim financial statements of the Grifols Group for the nine months ended 30 September 2010 have been prepared based on the accounting records kept by Grifols and its subsidiaries.

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2009.

In addition, the following standards that entered into force in 2010 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:

Mandatory
Application in Years
Starting After:

IAS 27 (revised) Consolidated and Individual Financial Statements	1 July 2009
Amended IAS 39: Financial Instruments: Recognition and Measurement	1 July 2009
IFRS 3 (revised) Business combinations	1 July 2009
IFRIC 12 Service Concession Arrangements	27 March 2009
IFRIC 16 Hedges of a net investment in a foreign operation	30 June 2009
IFRIC 17 Distributions of non-cash assets to owners	1 November 2009
IFRIC 18 Transfer of assets from customers	1 November 2009

According to the IFRS 3 (revised), acquisition-related costs, other than costs incurred to issue debt or equity securities, are recognised as an expense when incurred. The application of this standard has an impact on the

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

Group’s condensed consolidated financial statements (see note 9 and 15). The application of other standards did not have a significant impact on the Group’s condensed consolidated financial statements.

The IASB also issued the following standards that are effective for reporting periods beginning after 1 January 2010:

Mandatory
Application in Years
Starting After:

Improvements to IFRS issued in May 2010	several dates
IAS 24 Related Party Disclosures	1 January 2011
IFRS 9 Financial Instruments	1 January 2013
Amendment to IAS 32: Classification of emission rights	1 February 2010
IFRS 1 Limited exemption from comparative IFRS 7 disclosures	1 July 2010
Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement	1 January 2011
IFRIC 19 Extinguishing Financial Liabilities with equity instruments	1 July 2010

As it is not mandatory for the Group to apply these standards in 2010, it has decided not to apply such standards in ahead of time.

Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the nine months ended 30 September 2010 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These estimates are made based on the best information available and refer to:

•	The corporate tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

•	The useful life of property, plant, and equipment and intangible assets.

•	The valuation of assets and goodwill to determine if there are any impairment losses.

•	Evaluation of the capitalisation of development costs.

•	Evaluation of provisions and contingencies.

•	Evaluation of the fair value of financial instruments.

•	Evaluation of the effectiveness of hedging.

•	The application of the definition of a business.

The estimates, hypotheses and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2009.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the nine months period ended 30 September 2010 in comparison with the financial statements for a full fiscal year.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)	Changes in the composition of the Group

For the preparation of its consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Note 1 (b) of the consolidated financial statements as at 31 December 2009 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that have been included in the scope of consolidation at that date.

The main variations in the scope of consolidation during the nine months ended 30 September 2010 are detailed below:

a)	Business combinations or other acquisitions or increased shareholdings in subsidiaries, joint ventures and/or investments in associates:

			(Net) Sum
			Paid in
			Acquisition
			+ Other	% of
		Effective	Expenses Directly	Acquired	% of Total of Post-
Name of Entity (or Type of Business)		Transaction	Attributable to the	Voting	Acquisition Voting
Acquired or Merged	Category	Date	Combination	Rights	Rights in Entity
	Thousands of Euros

Nanotherapix, S.L.	Joint venture	09/03/2010	1,472	51%	51%
Xepol, AB	Subsidiary	03/06/2010	2,255	100%	100%
Grifols Colombia, Ltda.	Subsidiary	03/06/2010	8	100%	100%

Nanotherapix, S.L.

The Group acquired a 51% interest in Nanotherapix, S.L., a company devoted to the development, validation, and production of technology required for implementing the use of gene and cell therapy in the treatment of human and animal pathologies. The Nanotherapix, S.L. is considered a joint venture due to the fact that strategic financial and operating decisions relating to the activity require unanimous consent of the parties sharing control and that the Group has no majority vote in the Board of Directors. Accordingly, it has been accounted for under the equity method.

Xepol AB

The Group acquired a 100% stake in Xepol AB, a company that holds the intellectual property rights for treating post-polio syndrome, including patents in the United States, Europe, and Japan for a specific treatment method for this syndrome using intravenous immunoglobulin (haemoderivative). The assets acquired and liabilities assumed do not constitute a business in accordance with the definition provided by IFRS 3 and, accordingly, the transaction has been recorded as an asset acquisition.

Grifols Colombia, Ltda

On 3 June 2010 the Group created Grifols Colombia, Ltda. to bolster its presence in the Colombian market.

b)	Reduction in holdings in subsidiaries, joint-ventures, and/or investment in associates:

In January 2010 Plasma Collection Centers, Inc. merged with Biomat USA, Inc. without this having any impact on the Group’s net assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

(4)	Financial Risk Management Policy

At 30 September 2010 the Group maintains the same financial risk management policies as those in place at 31 December 2009.

(5)	Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the nine months ended 30 September 2010 and 30 September 2009 is as follows:

	Net Revenues
	Nine Months Ended	Nine Months Ended
Segments	30 September 2010	30 September 2009
	Thousands of Euros

Bioscience	578,756	524,323
Hospital	65,285	63,470
Diagnostic	81,001	76,221
Raw materials + Other	13,781	25,578

Total	738,823	689,592

	Consolidated Income/(Loss)
	Nine Months Ended	Nine Months Ended
Segments	30 September 2010	30 September 2009
	Thousands of Euros

Bioscience	236,978	228,397
Hospital	5,070	6,175
Diagnostic	5,812	10,529
Raw materials + Other	6,880	6,769

Total income/(loss) of reported segments	254,740	251,870
Unallocated expenses plus net financial result	(125,367)	(87,464)
Other income/(loss)	(787)	30

Profit before income tax from continuing operations	128,586	164,436

During the nine months ended 30 September 2010 the Group has recorded additions to property, plant and equipment and other intangible fixed assets amounting to Euros 51,038 thousand in the Bioscience segment (see note 7), being the only material changes in assets during the period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

(6)	Goodwill

Details and movement in goodwill during the nine months ended 30 September 2010 are as follows:

	Balance at	Translation		Balance at
	31/12/09	Differences	Transfers	30/09/10
	Thousand Euros

Net value
Grifols UK, Ltd.	7,736	253	0	7,989
Grifols Italia, S.p.A.	6,118	0	0	6,118
Biomat USA, Inc.	90,089	5,824	14,770	110,683
Plasmacare, Inc.	35,676	1,982	0	37,658
Plasma Collection Centers, Inc. (note 3 (b))	14,770	0	(14,770)	0
Woolloomooloo Holdings Pty Ltd.	19,611	2,657	0	22,268

	174,000	10,716	0	184,716

Goodwill has been allocated to each of the Group’s cash-generating units (CGUs) in accordance with their respective business segments and on a geographical basis, this being the lowest level at which goodwill is controlled for management purpose and lower than the operating segments. Plasma Collection Centers Inc. and Plasmacare, Inc. are integrated into the management of Biomat USA, Inc. for the purpose of impairment testing.

Goodwill has been allocated to the cash generating units as follows:

•	UK: bioscience segment

•	Italy: bioscience segment

•	USA: bioscience segment

•	Australia: diagnostic segment.

The recoverable amount of a CGU is determined based on its value in use. These calculations use cash flow projections based on the financial budgets approved by management. Cash flows for the perpetual calculation are extrapolated using the estimated growth rates indicated below.

At 30 September 2010, on the basis of their profit and loss generated during the nine-month period ended 30 September 2010, there are no indications that the goodwill of the CGUs belonging to the Bioscience segment has been impaired.

At 30 September 2010, the goodwill generated on the Australian diagnostic segment has been tested for impairment due to current year losses and no impairment provision has been required.

The key assumptions used in calculating value in use of the Australian diagnostic segment are as follows:

Growth rate used to extrapolate perpetual projections:	2%
Discount rate after tax:	8.3%

The key assumptions used in calculating values in use for the year ended 31 December 2009 were as follows:

	Growth	Post-Tax
	Rate	Discount Rate

Bioscience	3%	8%
Diagnostic	2%	8.7%

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

Management determined budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

Paragraph A20 of IAS 36 requires the discount rate used to be a pre-tax rate and that when the basis used to estimate the discount rate is post-tax, that basis is adjusted to reflect a pre-tax rate. The pre-tax rates were as follows:

	31 December 2009	30 September 2010

Bioscience	9.5% -13%	N/A
Diagnostic	9.8%	10.4%

The use of a post-tax rate assumption adjusted to reflect the pre-tax rate has not led to values in use that are materially different from those that would have resulted had pre-tax assumptions been used.

(7)	Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the nine months ended 30 September 2010 are as follows:

	Other Intangible	Property, Plant
	Assets	and Equipment	Total

Total Cost at 31/12/2009	130,783	557,411	688,194

Total dep. & amort. At 31/12/2009	(61,383)	(185,706)	(247,089)

Impairment of other intangible assets at 31/12/2009	(15)	0	(15)

Balance at 31/12/2009	69,385	371,705	441,090

Cost
Additions	13,316	65,837	79,153
Disposals	(342)	(4,530)	(4,872)
Transfers	1,165	1,093	2,258
Translation differences	2,431	11,477	13,908

Total Cost at 30/09/2010	147,353	631,288	778,641

Depreciation & amortization
Additions	(6,946)	(26,305)	(33,251)
Disposals	21	2,538	2,559
Transfers	(848)	(1,410)	(2,258)
Translation differences	(535)	(3,380)	(3,915)

Total dep. & amort. At 30/09/2010	(69,691)	(214,263)	(283,954)

Additions	0	(485)	(485)
Disposals	15	0	15
Impairment of assets at 30/09/2010	0	(485)	(485)

Balance at 30/09/2010	77,662	416,540	494,202

The additions of property, plant, and equipment mainly refer to investments in the new Flebogamma manufacturing plant in the United States and the Fibrin Glue production factory in Spain.

At 30 September 2010, on the basis of the profit and loss generated by each of the CGUs to which indefinite-lived intangible assets are allocated, there are no indications that these assets have been impaired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

The key assumptions used in calculating value in use for the year 2009 were as follows:

Growth rate used to extrapolate projections: 3%
Post-tax discount rate: 8%

Paragraph A20 of IAS 36 requires the discount rate used to be a pre-tax rate and that when the basis used to estimate the discount rate is post-tax, that basis is adjusted to reflect a pre-tax rate. The pre-tax rate was 9.5%. The use of a post-tax rate assumption adjusted to reflect the pre-tax rate has not led to values in use that are materially different from those that would have resulted had pre-tax assumptions been used.

(8)	Trade Receivables

At 30 September 2010, some Group companies had executed purchase agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 96,870 thousand for the nine months ended at 30 September 2010 (Euros 38,609 thousand for the nine months ended 30 September 2009).

The financial expenses of these operations incurred by the Group for the nine months ended 30 September 2010 amounted to approximately Euros 4,210 thousand (Euros 963 thousand for the nine months ended at 30 September 2009) which are recorded under the “Finance Expenses” caption in the condensed consolidated income statement.

(9)	Other current assets

At 30 September 2010, other current assets include an amount of Euros 35,539 thousand corresponding to the costs incurred related to the issue of debt and equity that are expected in connection with the Talecris acquisition (see note 15). Equity transaction costs will be transferred to equity when the equity transaction will be recognised. Transaction costs that are directly related to the probable issuance of debt will be deducted from the amount of the financial liability when it initially is recognised. Expenses amounting to Euros 9,713 thousand incurred related to the business combination have been expensed.

(10)	Capital and Reserves

Detail of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)	Share Capital and Share Premium

There were no variations in the Parent’s share capital and share premium during the nine months ended 30 September 2010.

(b)	Reserves

The availability of the reserves is subject to legislation applicable to each of the Group companies. At 30 September 2010, an amount of Euros 29,277 thousand which is equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 25,987 thousand at 31 December 2009) are, in accordance with applicable Spanish legislation for restricted reserves which reserves cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 September 2010 the legal reserve of the Parent amounts to Euros 21,306 thousand (Euros 18,657 thousand at 31 December 2009) which represent the maximum amount of 20% of share capital.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

Distribution of the legal reserves of other Spanish group companies is subject to the same restrictions as those of the Parent noted above and at 30 September 2010 and 31 December 2009 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 691 thousand at 30 September 2010 (Euros 654 thousand at 31 December 2009).

(c)	Own Shares

The Parent has executed the following transactions with its own shares during the nine months ended 30 September 2010 and 2009:

	Num. of Shares	Thousand Euros

Balance at 1 January 2009	2,411,622	33,087
Acquisitions	2,078,793	24,085
Disposals	(12,942)	(167)

Balance at 30 September 2009	4,477,473	57,005

Acquisitions	98,136	1,101
Disposals	(4,522,283)	(57,429)

Balance at 31 December 2009	53,326	677

Acquisitions	105,000	1,250

Balance at 30 September 2010	158,326	1,927

The Parent held own shares equivalent to 0.07% of its capital at 30 September 2010 (0.03% at 31 December 2009).

(d)	Dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The following dividends were paid in the nine months ended 30 September 2010 and 2009:

	September 2010			September 2009
			Amount in			Amount in
	% Over Par	Euros	Thousand	% Over	Euros	Thousand
	Value	Per Share	Euros	Par Value	Per Share	Euros

Ordinary shares	26.00%	0.13	27,229	46.00%	0.23	48,691
Total dividends paid	26.00%	0.13	27,229	46.00%	0.23	48,691
Dividends charged to income	26.00%	0.13	27,229	46.00%	0.23	48,691

The dividend distributed at 30 June 2010 was paid in July 2010.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

(11)	Financial Liabilities

The detail of non-current financial liabilities at 30 September 2010 and 31 December 2009 is as follows:

Non-Current Financial Liabilities	30/09/2010	31/12/09
	Thousand Euros

Issue of Corporate bonds	432,639	410,552

Corporate Bonds	432,639	410,552
Club Deal	132,605	195,471
Other loans	123,831	90,961
Finance lease liabilities	4,655	6,202

Loans and borrowings	261,091	292,634

Loans and borrowings and bonds or other non current marketable securities	693,730	703,186
Other non-current financial liabilities	11,571	12,552

	705,301	715,738

The detail of current financial liabilities 30 September 2010 and 31 December 2009 is as follows:

Current Financial Liabilities	30/09/2010	31/12/09
	Thousand Euros

Short-term debt security in a EU member state	8,125	6,407
Interest accrued on US corporate bonds	14,692	6,716

Bonds	22,817	13,123
Club Deal	66,306	33,014
Other loans	95,083	63,120
Finance lease liabilities	3,420	4,734

Loans and borrowings	164,809	100,868

Loans and borrowings and bonds or other current marketable securities	187,626	113,991
Financial derivatives	7,279	3,333
Other current financial liabilities	9,070	8,897

Other current financial liabilities	16,349	12,230

	203,975	126,221

(12)	Financial Income and Expenses

In relation to futures contracts with a creditworthy financial entity the underlying asset of which are Company shares and as a result of the performance of the Company’s shares in the stock market, the financial income/(loss) for the nine months ended 30 September 2010 reflects a non-realised loss of Euros 7.1 million.

The financial expense relating to the corporate bond issued in September 2009 amounts to Euros 24 million in the nine months ended 30 September 2010.

(13)	Income Tax

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has decreased from 28.8% in the nine months ended 30 September 2009 to 25.5% in the nine months ended 30 September 2010 due to the fact that although profit before taxes is lower in the nine months ended 30 September 2010, the amount of deductions is higher.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

On 30 June 2010, in relation to the inspection underway on Grifols, S.A., Instituto Grifols, S.A., Laboratorios Grifols, S.A. and Movaco, S.A., the Group has received assessments in conformity for income tax, value added tax and personal income tax and withholding tax on investment income. The total amount settled amounts to Euros 586 thousand and the income tax expense amounts to Euros 1,257 thousand.

At 30 June 2010 Grifols Inc and subsidiaries received notification of income tax inspection for the years closed at 31 December 2006, 2007 and 2008. Due to, among other reasons, differences in the interpretation of tax legislation and rulings affecting the tax treatment of certain transactions, the Group’s directors have set up a provision of Euros 1,513 thousand, which is recognised under “public entities, other” in the balance sheet.

(14)	Discontinued Operations

The Group has not discontinued any operations during the nine months ended 30 September 2010.

(15)	Commitments and Contingencies.

No payments were made during the nine months ended 30 September 2010 in relation to litigation processes.

Agreement for the acquisition of Talecris Biotherapeutics Holdings Corp. (Talecris)

On 6 June 2010 the Company entered into an agreement to acquire the American company Talecris Biotherapeutics, which also specialises in the production of plasma-derived biological medication, for a total of US Dollars 3,400 millions.

This agreement will become effective subject to approval by the Defence of Competition authorities.

In the event that this approval is not obtained, the Company will be required to pay US Dollars 375 million as indemnity for the damages caused.

The operation will be performed through a combined offer of cash and Grifols shares without the right to vote on new share issues.

On 6 June 2010 and in relation to this potential acquisition, the Company obtained financing commitments from six financial institutions for a total of US Dollars 4,500 million. This financing would be used to cover the cash payment of the acquisition and to refinance the existing loan.

The offer is made in relation to all Talecris shares and the price offered per share amounts to US Dollars 19 in cash and 0.641 shares in Grifols without the right to vote on new share issues. As a result of the ruling on the claim filed by certain shareholders of Talecris in the State of Delaware against Talecris, Cerberus, Grifols and the Agreement and Plan of Merger, appraisal rights have been granted to those Talecris shareholders who have requested them and Grifols has undertaken to issue 500,000 shares without additional voting rights which will be distributed amongst all of the shareholders of Talecris, except for Talecris Holdings LLC and the directors of Talecris. As a result of this additional share issue, the share exchange equation stands at (a) 0.641 shares without voting rights of Grifols for each Talecris share issued, at the closing date of the transaction, held by Talecris LLC and the directors of Talecris and (b) 0.6485 shares without voting rights of Grifols for each Talecris share issued, at the transaction closing date, held by the remaining shareholders.

It is estimated that Grifols will issue a total of approximately 84 million shares without voting rights, which, once issued, will represent approximately 28% of total Grifols shares. Grifols shares without voting rights are expected to be listed on the NASDAQ Global Market (USA) and the organised stock market (Spain).

Judicial and Arbitration Procedures

An arbitration process has been initiated by a supplier in relation to the interpretation of a plasma supply contract. The Group’s management does not expect that the arbitration resolution will have a significant impact on the Group’s financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

(16)	Related Parties

Transactions with related parties have been performed as part of the Groups’ ordinary trade and have been performed at arm’s length.

Group transactions with related parties during the nine months ended 30 September 2010 were as follows:

		Key Management	Other Related	Major	Board of Directors
	Associates	Personnel	Parties	Shareholders	of the Company
	Thousand Euros

Net purchases	437	—	—	—	—
Net sales	(9)	—	—	—	—
Other service expenses	—	—	8,262	—	135
Personnel expenses	—	4,398	—	—	1,550

	428	4,398	8,262	0	1,685

Dividends and other profits distributed	—	—	—	11,970	2,061

	0	0	0	11,970	2,061

Other current assets includes an amount of Euros 3,732 thousand corresponding to the financing and capital increase costs related to the Talecris acquisition that have been invoiced by other related parties (see notes 9 and 15).

Group transactions with related parties during the nine months ended 30 September 2009 were as follows:

		Key Management	Other Related	Major	Board of Directors
	Associates	Personnel	Parties	Shareholders	of the Company
	Thousand Euros

Net purchases	358	—	—	—	—
Other service expenses	—	—	4,558	—	180
Personnel expenses	—	4,384	—	—	1,611

	358	4,384	4,558	0	1,791

Dividends and other profits distributed	—	—	—	16,488	3,686

	0	0	0	16,488	3,686

Directors representing shareholder’s interests have not received any remuneration during the nine months ended on 30 September 2010 and 2009.

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

(17)	Subsequent events

On 23 November 2010 the Company signed loan agreements amounting to US$3,400 million for the purchase of Talecris. This amount forms part of the US$4,500 million collateralised on 6 June 2010 (see note 15).

Details of this collateralised senior debt are as follows:

•	Non-current syndicated financing with financial institutions: loan repayable in 5 years totalling US$1,500 million. Margin of 375 basis points (bp) linked to US Libor and 400 bp linked to Euribor. BB and Ba3 rating.

•	Non-current syndicated financing with institutional investors: 6 year bullet loan (payment of whole principal at maturity) amounting to US$1,600 million. Margin of 425 bp linked to US Libor and 450 bp linked to Euribor. BB and Ba3 rating.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Interim Financial Statements—(Continued)

•	Senior revolving credit facility amounting to US$300 million. BB and Ba3 rating.

The debt will be issued and the facilities activated once the Talecris purchase transaction has been completed.

The Board of Directors of Grifols, S.A. approved these Condensed Consolidated Interim Financial Statements at their meeting held on 9 December 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Grifols, S.A.
Barcelona, Spain

We have audited the accompanying consolidated balance sheets of Grifols, S.A. and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grifols, S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Auditores, S.L.

Barcelona, Spain, July 23, 2010

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2009 and 2008

	31/12/09	31/12/08
	(Expressed in
	thousands of euros)

ASSETS
Non-current assets
Intangible assets
Goodwill (note 7)	174,000	158,567
Other intangible assets (note 8)	69,385	57,756

Total intangible assets	243,385	216,323
Property, plant and equipment (note 9)	371,705	301,009
Investments in equity accounted investees (note 10)	383	374
Non-current financial assets (note 11)	3,731	1,636
Deferred tax assets (note 27)	33,395	34,297

Total non-current assets	652,599	553,639
Current assets
Inventories (note 12)	484,462	373,098
Trade and other receivables
Trade receivables	207,840	186,324
Other receivables	39,540	43,443
Current income tax assets	7,802	5,428

Trade and other receivables (note 13)	255,182	235,195
Other current financial assets (note 14)	8,217	6,680
Other current assets	7,345	5,259
Cash and cash equivalents (note 20)	249,372	6,368

Total current assets	1,004,578	626,600

Total assets	1,657,177	1,180,239

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets
at 31 December 2009 and 2008

	31/12/09	31/12/08
	(In thousands of euros)

EQUITY AND LIABILITIES
Equity
Share capital (note 15)	106,532	106,532
Share premium (note 15)	121,802	121,802
Reserves	314,903	247,669
Own shares (note 15)	(677)	(33,087)
Interim dividend	(31,960)	—
Profit for the year attributable to the Parent	147,972	121,728

Total	658,572	564,644
Available-for-sale financial assets	—	(158)
Cash flow hedges	(1,948)	—
Translation differences	(90,253)	(84,457)

Accumulated other comprehensive income	(92,201)	(84,615)
Equity attributable to the Parent (note 15)	566,371	480,029
Minority interest (note 17)	12,157	1,250

Total equity	578,528	481,279

Liabilities
Non-current liabilities
Grants (note 18)	2,311	2,353
Provisions (note 19)	1,232	3,045
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	703,186	311,513
Other financial liabilities	12,552	12,542

Total non-current financial liabilities (note 20)	715,738	324,055
Deferred tax liabilities (note 27)	60,325	51,969

Total non-current liabilities	779,606	381,422
Current liabilities
Provisions (note 19)	4,702	3,830
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	113,991	147,547
Other financial liabilities	12,230	9,685

Total current financial liabilities (note 20)	126,221	157,232
Trade and other payables
Suppliers	120,909	107,613
Other payables	17,832	9,068
Current income tax liabilities	3,258	16,362

Total trade and other payables (note 21)	141,999	133,043
Other current liabilities (note 22)	26,121	23,433

Total current liabilities	299,043	317,538

Total liabilities	1,078,649	698,960

Total equity and liabilities	1,657,177	1,180,239

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Income Statements
for the years ended 31 December 2009, 2008 and 2007

	31/12/09	31/12/08	31/12/07
	(Expressed in thousands of euros)

Revenues (note 23)	913,186	814,311	703,291
Changes in inventories of finished goods and work in progress (note 12)	73,093	31,058	16,882
Self-constructed non-current assets (notes 8 and 9)	41,142	25,794	19,860
Supplies (note 12)	(286,274)	(206,738)	(196,308)
Other operating income (note 25)	1,443	1,289	2,322
Personnel expenses (note 24)	(273,168)	(238,159)	(209,049)
Other operating expenses (note 25)	(203,381)	(192,288)	(158,273)
Amortisation and depreciation (notes 8 and 9)	(39,554)	(33,256)	(31,528)
Non-financial and other capital grants (note 18)	1,188	2,941	282
Impairment and net losses on disposal of fixed assets	(1,147)	(1,991)	(1,125)

Results from operating activities	226,528	202,961	146,354

Finance income	7,067	2,682	4,526
Finance expenses	(27,087)	(29,305)	(23,523)
Change in fair value of financial instruments	(587)	(1,268)	829
Impairment and gains/(losses) on disposal of financial instruments	(245)	—	—
Exchange losses	(1,733)	(2,825)	(4,618)

Net finance expense (note 26)	(22,585)	(30,716)	(22,786)

Share of profit of equity accounted investees (note 10)	51	24	19

Profit before income tax from continuing operations	203,994	172,269	123,587

Income tax expense (note 27)	(56,424)	(50,153)	(35,239)

Profit after income tax from continuing operations	147,570	122,116	88,348

Profit attributable to equity holders of the Parent	147,972	121,728	87,774
Profit attributable to minority interest	(402)	388	574

Consolidated profit for the year	147,570	122,116	88,348

Basic earnings per share (euros) (note 16)	0.706	0.578	0.414
Diluted earnings per share (euros) (note 16)	0.706	0.578	0.414

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
for the years ended 31 December 2009, 2008 and 2007

	31/12/09	31/12/08	31/12/07
	(Expressed in thousands of euros)

Consolidated income for the year	147,570	122,116	88,348
Income and expenses generated during the year
Measurement of financial instruments (note 11)	(14)	(6)	(100)
Available-for-sale financial assets	(18)	(9)	(143)
Tax effect	4	3	43
Cash flow hedges (note 15 (f))	(1,998)	0	0
Cash flow hedges	(3,275)	0	0
Tax effect	1,277	0	0
Translation differences	(4,145)	13,955	(30,486)

Income and expenses generated during the year	(6,157)	13,949	(30,586)

Income and expense recognised in the income statement:
Measurement of financial instruments (note 11)	172	0	0
Available-for-sale financial assets	245	0	0
Tax effect	(73)	0	0
Cash flow hedges (note 15 (f))	50	0	0
Cash flow hedges	80
Tax effect	(30)	0	0

Income and expense recognised in the income statement:	222	0	0

Total comprehensive income for the year	141,635	136,065	57,762

Total comprehensive income attributable to the Parent	140,386	135,781	57,180
Total comprehensive income attributable to minority interests	1,249	284	582

Total comprehensive income for the year	141,635	136,065	57,762

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
for the years ended 31 December 2009, 2008 and 2007

	31/12/09	31/12/08	31/12/07
	(Expressed in thousands of euros)

Cash flows from operating activities
Profit before tax	203,994	172,269	123,587
Adjustments for:	61,800	66,034	59,362
Amortisation and depreciation	39,554	33,256	31,528
Other adjustments:	22,246	32,778	27,834
Profit on equity accounted investments	(51)	(24)	(19)
Exchange differences	1,733	2,825	4,617
Net provision charges	53	1,994	156
Loss on disposal of fixed assets	1,147	2,001	1,073
Government grants taken to income	(1,188)	(2,943)	(283)
Net finance expense	17,551	27,891	18,168
Other adjustments	3,001	1,034	4,122
Changes in capital and assets	(104,127)	(86,550)	(43,577)
Change in inventories	(113,104)	(98,520)	(45,516)
Change in trade and other receivables	(12,549)	(7,951)	(13,209)
Change in current financial assets and other current assets	(1,287)	405	(880)
Change in current trade and other payables	22,813	19,516	16,028
Other cash flows from operating activities	(73,487)	(77,310)	(45,184)
Interest paid	(14,719)	(25,972)	(19,525)
Interest recovered	2,509	2,213	2,876
Net income tax paid	(61,277)	(53,551)	(28,535)
Net cash from operating activities	88,180	74,443	94,188
Cash flows from investing activities
Payments for investments	(136,626)	(130,923)	(72,573)
Group companies and business units (note 2)	(15,385)	(632)	(17,077)
Property, plant and equipment and intangible assets	(118,770)	(129,568)	(55,496)
Property, plant and equipment	(103,415)	(119,824)	(47,190)
Intangible assets	(15,355)	(9,744)	(8,306)
Other financial assets	(2,471)	(723)	0
Proceeds from the sale of investments	673	157	1,859
Property, plant and equipment	673	157	894
Other financial assets	0	0	965
Net cash used in investing activities	(135,953)	(130,766)	(70,714)
Cash flows from financing activities
Proceeds from and payments for equity instruments	26,655	(4,212)	(28,893)
Issue	(76)	0	0
Acquisition of treasury shares	(25,186)	(4,880)	(28,893)
Disposal of treasury shares	51,917	668	0
Net proceeds from and payments for financial liability instruments	344,413	96,349	(1,974)
Issue	525,078	394,109	123,839
Redemption and repayment	(180,665)	(297,760)	(125,813)
Dividends and interest on other equity instruments paid	(80,913)	(34,792)	(12,805)
Other cash flows from financing activities	741	0	0
Other amounts received from financing activities	741	0	0
Net cash from / (used in) financing activities	290,896	57,345	(43,672)
Effect of exchange rate fluctuations on cash	(119)	(344)	(995)
Net increase / (decrease) in cash and cash equivalents	243,004	678	(21,193)
Cash and cash equivalents at beginning of the year	6,368	5,690	26,883
Cash and cash equivalents at end of year	249,372	6,368	5,690

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2009, 2008 and 2007

	Attributable to Equity Holders of the Parent
							Other Comprehensive Income
									Available-for	Equity
				Profit Attributable					Sale	Attributable
	Share	Share		to	Interim	Own	Translation	Cash Flow	Financial	to	Minority
	Capital	Premium	Reserves	Parent	Dividend	Shares	Differences	Hedges	Assets	Parent	Interests	Equity
	(Expressed in thousands of euros)

Balances at 31 December 2006	106,532	131,832	152,260	45,394	—	—	(68,022)	—	(52)	367,944	408	368,352

Other comprehensive income for the year	—	—	—	—	—	—	(30,494)	—	(100)	(30,594)	8	(30,586)
Profit/(loss) for the year	—	—	—	87,774	—	—	—	—	—	87,774	574	88,348

Total comprehensive income for the year	0	0	0	87,774	0	0	(30,494)	0	(100)	57,180	582	57,762

Distribution of 2006 profit
Reserves	—	—	32,589	(32,589)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(12,805)	—	—	—	—	—	(12,805)	—	(12,805)
Other changes			(241)							(241)	(9)	(250)
Operations with own shares	—	—	—	—	—	(28,893)	—	—	—	(28,893)	—	(28,893)

Operations with equity holders or owners	0	0	32,348	(45,394)	0	(28,893)	0	0	0	(41,939)	(9)	(41,948)

Balances at 31 December 2007	106,532	131,832	184,608	87,774	0	(28,893)	(98,516)	0	(152)	383,185	981	384,166

Other comprehensive income for the year	0	0	0	0	0	0	14,059	0	(6)	14,053	(104)	13,949
Profit/(loss) for the year	—	—	—	121,728	—	—	—	—	—	121,728	388	122,116

Total comprehensive income for the year	0	0	0	121,728	0	0	14,059	0	(6)	135,781	284	136,065

Operations with own shares	—	—	24	—	—	(4,194)	—		—	(4,170)	—	(4,170)
Other changes	—	—	—	—	—	—	—		—	0	(15)	(15)
Distribution of 2007 profit
Reserves	—	—	63,037	(63,037)	—	—	—	—	—	0	—	0
Dividends	—	(10,030)	—	(24,737)	—	—	—	—	—	(34,767)	—	(34,767)

Operations with equity holders or owners	0	(10,030)	63,061	(87,774)	0	(4,194)	0	0	0	(38,937)	(15)	(38,952)

Balances at 31 December 2008	106,532	121,802	247,669	121,728	0	(33,087)	(84,457)	0	(158)	480,029	1,250	481,279

Other comprehensive income for the year	0	0	0	0	0	0	(5,796)	(1,948)	158	(7,586)	1,651	(5,935)
Profit/(loss) for the year	—	—	—	147,972	0	—	—	—	—	147,972	(402)	147,570

Total comprehensive income for the year	0	0	0	147,972	0	0	(5,796)	(1,948)	158	140,386	1,249	141,635

Operations with own shares	—	—	(5,679)	—		32,410	—	—	—	26,731	—	26,731
Other changes	—	—	(124)	—		—	—	—	—	(124)	44	(80)
Business combinations	—	—	—	—		—	—	—	—	0	9,876	9,876
Distribution of 2008 profit
Reserves	—	—	73,037	(73,037)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(48,691)	—	—	—	—	—	(48,691)	(54)	(48,745)
Interim dividend	—	—	—	—	(31,960)	—	—	—	—	(31,960)	(208)	(32,168)

Operations with equity holders or owners	0	0	67,234	(121,728)	(31,960)	32,410	0	0	0	(54,044)	9,658	(44,386)

Balance at 31 December 2009	106,532	121,802	314,903	147,972	(31,960)	(677)	(90,253)	(1,948)	0	566,371	12,157	578,528

The accompanying notes form an integral part of the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(1)	Nature, Principal Activities and Subsidiaries

(a)	Grifols, S.A.

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

On 17 May 2006 the Company completed its flotation on the Spanish stock market which was conducted through the public offering of 71,000,000 ordinary shares of euros 0.50 par value each and a share premium of euros 3.90 per share. The total capital increase (including the share premium) amounted to euros 312.4 million, equivalent to a price of euros 4.40 per share.

With effect as of 2 January 2008 the Company’s shares were floated on the Spanish stock exchange’s IBEX-35 index.

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges as well as on the electronic stock market.

Grifols, S.A. is the parent company of the subsidiaries listed in section 1(b) of these Notes.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives.

The main business locations of the Group’s Spanish companies are in Barcelona, Parets del Vallès (Barcelona) and Torres de Cotilla (Murcia), while the American companies’ installations are located in Los Angeles, California (USA).

(b)	Subsidiaries

The Group companies are grouped into three areas: industrial, commercial and services.

• Industrial area

The following companies are included:

Diagnostic Grifols, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 24 March 1987, and is engaged in the development and manufacture of diagnostic equipment, instrumentation and reagents.

Instituto Grifols, S.A. which has registered offices in Parets del Vallès (Barcelona), Spain, and was incorporated into the Group on 21 September 1987, carries out its activities in the area of bioscience and is engaged in plasma fractioning and the manufacture of haemoderivative pharmaceutical products.

Laboratorios Grifols, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 18 April 1989 and is engaged in the production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. Its production facilities are in Barcelona and Murcia.

Biomat, S.A. with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 30 July 1991. It operates in the field of bioscience and basically engages in analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Grifols Engineering, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 14 December 2000 and is engaged in the design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. This company also renders engineering services to third parties.

Logister, S.A. was incorporated with limited liability under Spanish law on 22 June 1987 and its registered offices are at Polígono Levante, calle Can Guasch, s/n, 08150 Parets del Vallès, Barcelona. Its activity comprises the manufacture, sale and purchase, marketing and distribution of all types of computer products and materials. 99.985% of this company is solely-owned directly by Movaco, S.A., another subsidiary.

Biomat USA, Inc. with registered offices in 1209, Orange Street, Wilmington, New Castle (Delaware Corporation) (USA), was incorporated into the Group on 1 March 2002 and carries out its activities in the area of bioscience, procuring human plasma. Since 1 November 2007, this company’s share capital is held by Instituto Grifols, S.A. and Grifols, Inc.

Grifols Biologicals, Inc., with registered offices in 15 East North Street, Dover, (Delaware) (USA), was incorporated into the Group on 15 May 2003 and is exclusively engaged in plasma fractioning and the production of haemoderivatives. Grifols, Inc. directly owns 100% of this company.

PlasmaCare, Inc. with registered offices in 1209, Orange Street, County of New Castle, Wilmington, Delaware 19801, was incorporated into the Group on 3 March 2006 and carries out its activities in the area of bioscience, procuring human plasma. Since 1 November 2007, this company’s share capital is held by Instituto Grifols, S.A. and Grifols, Inc.

Plasma Collection Centers, Inc. with registered offices in 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801 (USA) and incorporated on 2 March 2007. Its activity, developed in the bioscience area, consists of procuring human plasma. 100% of this company’s share capital is held directly by Biomat USA Inc.

Diamed Australia Pty Ltd. with registered offices at 14 Palmer Court, Mount Waverley, Victoria 3149 (Australia), was incorporated into the Group on 3 March 2009. Its activity consists of the distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics. This company is directly and fully owned by Woolloomooloo Holdings Pty Ltd.

Medion Grifols Diagnostic AG, with registered offices at Bonnstrasse, 9, 3186 Düdingen, Switzerland, was incorporated into the Group on 3 March 2009. The Company’s statutory activity consists of development and production in the biotechnology and diagnostic sectors. 80% of this company is directly held by Saturn Investments AG.

• Commercial area

The companies responsible for the marketing and distribution of, mainly, products manufactured by the industrial area companies are all grouped in the commercial area.

Movaco, S.A. was incorporated with limited liability under Spanish law on 21 July 1987 and its registered offices are at Polígono Levante, calle Can Guasch, s/n, 08150 Parets del Vallès, Barcelona. Its principal activity is the distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical-surgical materials, equipment and instruments for use in laboratories and healthcare centres.

Grifols International, S.A., with registered offices in Parets del Vallès (Barcelona), Spain, was incorporated into the Group on 4 June 1997. This company directs and coordinates the marketing, sales and logistics for all the Group’s commercial subsidiaries. Products are marketed through subsidiaries operating in different countries. These subsidiaries, their registered offices and date of incorporation into the Group, are listed below.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda., was incorporated with limited liability under Portuguese law on 10 August 1988. Its registered offices are at Jorge Barradas, 30-c R/C, 1500 Lisbon (Portugal) and it imports, exports and markets pharmaceutical and hospital equipment and products, particularly Grifols products. 99.975% of this company is owned directly by Movaco, S.A.

Grifols Chile, S.A. was incorporated under limited liability in Chile on 2 July 1990. Its registered offices are at calle Avda. Americo Vespucio 2242, Comuna de Conchali, Santiago de Chile (Chile). Its statutory activity comprises the development of pharmaceutical businesses, which can involve the import, production, marketing and export of related products.

Grifols Argentina, S.A. was incorporated with limited liability in Argentina on 1 November 1991 and its registered offices are at Bartolomé Mitre 1371, fifth floor office “P” (CP 1036), Buenos Aires (Argentina). Its statutory activity consists of clinical and biological research, the preparation of reagents and therapeutic and diet products, the manufacture of other pharmaceutical specialities and the marketing thereof.

Grifols s.r.o. was incorporated with limited liability under Czech Republic law on 15 December 1992. Its registered offices are at Zitná 2, Praga (Czech Republic) and its statutory activity consists of the purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.

Logistica Grifols, S.A. de C.V. (formerly Grifols México, S.A. de C.V.) was incorporated with limited liability under Mexican law on 9 January 1970, with registered offices at calle Eugenio Cuzin no 909, Parque Industrial Belenes Norte, 45150 Zapopan, Jalisco (Mexico). Its statutory activity comprises the manufacture and marketing of pharmaceutical products for human and veterinary use. On 6 May 2008 Grifols Mexico S.A. de C.V. was spun off into two companies and its name was changed to Logística Grifols, S.A. de C.V.

Grifols México, S.A. de C. V. was incorporated with limited liability under Mexican law on 6 May 2008, as a result of the spin off of the former company Grifols Mexico S.A. de C.V. Its registered offices are at calle Eugenio Cuzin no 909, Parque Industrial Belenes Norte, 45150 Zapopan, Jalisco (Mexico). Its statutory activity comprises the production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, assets and property for the aforementioned purposes.

Grifols USA, LLC. was incorporated in the state of Florida (USA) on 19 April 1990. Its registered offices are at 8880 N.W. 18 Terrace, Miami, Florida (USA) and its statutory activity is any activity permitted by US legislation. This company is 100% directly owned by Grifols Biologicals, Inc.

Grifols Italia S.p.A. has its registered offices at Via Carducci 62 d, 56010 Ghezzano, Pisa (Italy) and its statutory activity comprises the purchase, sale and distribution of chemical-pharmaceutical products. 66.66% of this company was acquired on 9 June 1997 and the remaining 33.34% on 16 June 2000.

Grifols UK Ltd., the registered offices of which are at 72, St. Andrew’s Road, Cambridge CB4 1G (United Kingdom), is engaged in the distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives. 66.66% of this company was acquired on 9 June 1997 and the remaining 33.34% on 16 June 2000.

Grifols Deutschland GmbH was incorporated with limited liability under German law on 21 May 1997, with registered offices at Siemensstrasse 18, D-63225 Langen (Germany). Its statutory activity consists of the import, export, distribution and sale of reagents, chemical and pharmaceutical products, especially to laboratories and healthcare centres, and medical and surgical materials, equipment and instruments for laboratory use.

Grifols Brasil, Ltda. was incorporated with limited liability in Brazil on 4 May 1998. Its registered offices are at Rua Marechal Hermes 247, Centro Cívico, CEP 80530-230, Curitiba (Brazil). Its statutory activity consists of the import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instrumentation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Grifols France, S.A.R.L. was incorporated with limited liability under French law on 2 November 1999, with registered offices at Centre d’affaires auxiliares system, Bat. 10, Parc du Millenaire — 125, Rue Henri Becquerel, 34036, Montpellier (France). Its statutory activity is the marketing of chemical and healthcare products.

Alpha Therapeutic Europe, Ltd was incorporated on 5 April 2000 and was wound up at 31 December 2007. Its registered offices were at 100 New Bridge Street, London. It rendered technical, financial and marketing services to other Group companies.

Alpha Therapeutic UK, Ltd was incorporated on 8 April 2000 and was wound up at 31 December 2007. Its registered offices were at 100 New Bridge Street, London. Its activity consisted of the distribution and sale of therapeutic products, especially haemoderivatives. The company was directly owned by Alpha Therapeutic Europe, Ltd.

Alpha Therapeutic Italia, S.p.A. was incorporated on 3 July 2000, with registered offices at Piazza Meda 3, 20121 Milan (Italy), and engages in the distribution and sale of therapeutic products, especially haemoderivatives.

Grifols Asia Pacific Pte, Ltd was incorporated on 10 September 1986, with registered offices at 501 Orchard Road #20-01 Wheelock Place, Singapore, and its activity consists of the distribution and sale of medical and pharmaceutical products.

Grifols Malaysia Sdn Bhd is partly owned (30%) by Grifols Asia Pacific Pte, Ltd. The registered offices of this company are in Selangor (Malaysia) and it engages in the distribution and sale of pharmaceutical products.

Grifols (Thailand) Ltd was incorporated on 1 September 1995 and its registered offices are at 287 Liberty Square Level 8, Silom Road, Bangkok. Its activity comprises the import, export and distribution of pharmaceutical products. 48% of this company is directly owned by Grifols Asia Pacific Pte., Ltd.

Grifols Polska Sp.z.o.o. was incorporated on 12 December 2003, with registered offices at UL. Nowogrodzka, 68, 00-116, Warsaw, Poland, and engages in the distribution and sale of pharmaceutical, cosmetic and other products.

Lateral Grifols Diagnostics Pty Ltd, with registered offices at 14 Palmer Court, Mount Waverley, Victoria 3149 (Australia) was incorporated into the Group on 3 March 2009. Its activity comprises the distribution of pharmaceutical products and reagents for diagnostics. This company is 100% directly held by Woolloomooloo Holdings Pty Ltd.

Medion GmbH with registered offices at Lochhamer Schlag 12 D-82166 Gräfelfing (Germany), was incorporated into the Group on 3 March 2009. The Company’s statutory activity consists of the distribution and sale of biotechnological and diagnostic products. This company is fully owned by Medion Grifols Diagnostic AG.

• Services area

The following companies are included in this area:

Grifols, Inc. was incorporated on 15 May 2003 with registered offices at 15 East North Street, Dover, Delaware (USA). Its principal activity is the holding of investments in group companies.

Grifols Viajes, S.A., with registered offices in Barcelona, Spain, was incorporated into the Group on 31 March 1995 and operates as a retail travel agency exclusively serving Group companies.

Squadron Reinsurance Ltd, with registered offices in Dublin, Ireland, was incorporated into the Group on 25 April 2003 and engages in the reinsurance of Group companies’ insurance policies.

Arrahona Optimus, S.L., with registered offices at Gràcia 33, 08201 Sabadell, was incorporated into the Group on 28 August 2008. The Company’s statutory activity is the development and construction of offices and business premises. Its only asset is the office complex located in the municipality of Sant Cugat del Vallès.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Gri-Cel, S.A., with registered offices at Avenida de la Generalitat 152, Sant Cugat del Vallès (Barcelona), was incorporated on 9 November 2009. The Company’s statutory activity consists of research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.

Saturn Australia Pty Ltd with registered offices at 14 Palmer Court, Mount Waverley, Victoria 3149 (Australia), was incorporated to the Group on 3 March 2009. Its activity consists of holding shares and investments. This company is directly and fully owned by Woolloomooloo Holdings Pty Ltd.

Saturn Investments AG with registered offices at c/o Dr. Christoph Straub, Hanibuel 8, CH-6300 Zug (Switzerland), was incorporated to the Group on 3 March 2009. Its activity consists of the holding of shares. This company is directly and fully owned by Saturn Australia Pty Ltd.

Woolloomooloo Holdings Pty Ltd with registered offices at 14 Palmer Court, Mount Waverley Victoria 3149, was incorporated to the Group on 3 March 2009. Its activity consists of holding shares. 49% of this holding company is directly held by Grifols, S.A.

(c)	Associates and other participations

Quest Internacional, Inc, 35% owned by Diagnostic Grifols, S.A., with registered offices in Miami, Florida (USA), engages in the manufacture and marketing of reagents and clinical analysis instruments.

Unión Temporal de Empresas (UTE) Salas Blancas, a joint venture participated in 50% by Grifols Engineering, S.A. was formed in 2009 and is domiciled at calle Mas Casanovas 46, Barcelona. Its statutory activity consists of the drafting of the project, execution of works and installation of clean rooms and other facilities in the Banc de Sang i Teixits (blood and tissue bank) wing of a hospital. This entity had no significant activity in 2009 and it is expected to finish its activity in 2010.

(2)	Basis of presentation of the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared by the directors of Grifols, S.A. on the basis of the accounting records of Grifols, S.A. and of the Group companies. The accompanying consolidated financial statements for 2009, 2008 and 2007 have been prepared under International Financial Reporting Standards as issued by International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2009 and 2008, as well as the consolidated results from their operations, consolidated comprehensive income, consolidated cash flows and changes in consolidated equity for the three-year period then ended.

The Group adopted EU-IFRS for the first time on 1 January 2004 and has been preparing its consolidated annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by stock exchange regulations governing the presentation of financial statements by companies issuing financial instruments for a public offering.

The Group’s consolidated financial statements for 2009, 2008 and 2007 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board, and in the case of Grifols, S.A. and subsidiaries do not differ from IFRS as adopted by the European Union taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as the alternative treatments permitted by the relevant standards in this connection.

(a)	Changes to IFRS in 2007, 2008 and 2009

In accordance with IFRSs, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated financial statements of the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Effective date in 2007

Standards that have not affected the Group

•	IFRIC 11 IFRS 2: Group and Treasury Share Transactions. Effective date 1 March 2007.

Effective date in 2008

Standards that have not affected the Group

•	Amendment to IAS 39 Reclassification of Financial Assets: Effective Date and Transition (effective date 1 July 2008).

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation (effective date 1 October 2008).

•	IFRIC 12 Service Concession Arrangements (effective date 1 January 2008).

•	IFRIC 14 IAS 19 The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective date 1 January 2008)

•	Amendments to IAS 39 and IFRS 7: Reclassification of Financial Instruments (effective date 1 July 2008).

Effective date in 2009

a)	Standards effective as of 1 January 2009 that have required changes to accounting policies and presentation

•	IAS 1 Presentation of Financial Statements (revised 2007) (annual periods beginning on or after 1 January 2009). This standard modifies the requirements for presentation of the financial statements, introducing the statement of comprehensive income, which comprises income and other comprehensive income. Entities may also present two separate statements, an income statement showing profit or loss for the year and a statement of other comprehensive income presenting profit or loss for the year and other comprehensive income. When an entity changes an accounting policy retrospectively or makes a retrospective reclassification of items in its financial statements, it must also present a statement of financial position (balance sheet) as at the beginning of the earliest comparative period.

•	IFRS 8 Operating Segments (annual periods beginning on or after 1 January 2009). The impact of this standard mainly relates to the disclosure of financial information by segment. See note 6.

•	IAS 23 Borrowing Costs (revised 2007) (annual periods beginning on or after 1 January 2009). This is a change in accounting policy. The Group applies this standard to borrowing costs related to qualifying assets capitalised on or subsequent to the date this standard became effective. The standard eliminates the possibility of recognising these borrowing costs as an expense, stipulating that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Since 1 January 2009 the Group has capitalised interest amounting to euros 1,278 thousand (see note 26).

•	Amendments to IFRS 7: “Improving Disclosures about Financial Instruments” (applicable for years beginning on or after 1 January 2009).

b)	Standards effective as of 1 January 2009 that have not affected the Group

•	IFRIC 13 Customer Loyalty Programmes (annual periods beginning after 31 December 2008).

•	IFRS 2 Share-Based Payment: Modifications to vesting conditions and cancellations (applied retrospectively to annual periods beginning on or after 1 January 2009).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

•	IAS 32 Financial Instruments: Presentation and IAS 1: Presentation of Financial Statements: Changes to puttable financial instruments and obligations arising on liquidation (effective as of 1 January 2009).

•	Improvements to IFRSs. This document modifies various standards and is effective for years beginning on or after 1 July 2009. The Group does not consider that it had any significant effects for its financial statements.

•	IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements: These changes relate to the measurement of investments in separate financial statements. This standard is applied prospectively for years started on or after 1 January 2009.

•	Embedded derivatives: Amendments to IFRIC 9 and IAS 39 (applicable for years started after 31 December 2008).

•	IFRS 1 First-time Adoption of International Financial Reporting Standards (applicable to annual periods beginning after 31 December 2009). This change does not affect the Group.

•	IFRIC 15 Agreements for the Construction of Real Estate.

•	IFRIC 17 Distribution of Non-Cash Assets to Owners (effective date: 1 July 2009).

•	IFRIC 18 Transfers of Assets from Customers (effective date: 1 July 2009).

•	IAS 39 Financial Instruments: Recognition and Measurement. Changes to the items that can be classified as hedged. The amendment clarifies the types of risks that can be classified as hedged when applying hedge accounting (effective date: 1 July 2009).

c)	Standards issued but not effective on 1 January 2009, which could have a future impact.

•	IFRS 3 Business Combinations (reviewed 2008) and modifications to IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates, IAS 31 Interests in Joint Ventures and IAS 21 The Effects of Changes in Foreign Exchange Rates. This standard takes effect for business combinations acquired on or after 1 July 2009. These standards include the following changes that apply to the Group:

•	The definition of business has been broadened, allowing more transactions to be classified as business combinations.

•	Any contingent considerations subject to future events are recognised at fair value, recognising any subsequent changes in consolidated profit or loss (consolidated statement of comprehensive income).

•	Acquisition-related costs, other than costs incurred to issue debt or equity securities, are recognised as an expense when incurred.

•	Any pre-existing interest in the business acquired is recognised at fair value at the acquisition date, taking any gain or loss to the consolidated income statement (consolidated statement of comprehensive income).

•	This pre-existing minority interest is measured, on a transaction-by-transaction basis, at fair value or at the minority’ interest’s share in the fair value of the net identifiable assets acquired.

•	The minority interest also has a share in any losses incurred by the business that exceed the value of the investment.

•	Once control is achieved, any subsequent acquisitions and partial sales (without loss of control) of interests in the business are recognised as transactions among equity holders.

•	Any retained interest in the business after control is lost is recognised at fair value, recognising the change in the consolidated income statement (consolidated statement of comprehensive income).

This standard could affect future business combinations or other transactions by the Group.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

d)	Standards issued but not effective on 1 January 2009.

•	Improvements to IFRSs issued in May 2010. These changes affect different standards with varying effective dates.

•	Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards: Additional exemptions for first-time adopters. Effective for years beginning on or after 1 January 2010.

•	IAS 24 Related Party Disclosures. Effective for annual periods beginning on or after 1 January 2011.

•	IFRS 9 Financial Instruments. Effective for annual periods beginning on or after 1 January 2013.

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. Effective for annual periods beginning on or after 1 July 2010.

•	IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters. Effective for annual periods beginning on or after 1 July 2010.

•	Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement.

The Group has not applied any standard or interpretation issued before its effective date. The Company’s directors do not expect these amendments to have a significant effect on the financial statements when they come into effect.

(b)	Relevant accounting estimates, assumptions and judgements used when applying accounting principles

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. A summary of the items requiring a greater degree of judgement or complexity, or where the assumptions and estimates made are significant to the preparation of the consolidated financial statements, are as follows.

•	The assumptions used for calculation of the fair value of financial instruments (see note 4(i)).

•	Measurement of assets and goodwill to determine any related impairment losses (see note 4(g)).

•	Useful lives of property, plant and equipment and intangible assets (see Notes 4(e) and 4(f)).

•	Evaluation of the capitalisation of development costs (see note 4(f)).

•	Evaluation of provisions and contingencies (see note 4(p)).

•	Evaluation of the effectiveness of hedging instruments (see note 15 f).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(c)	Consolidation

The percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2009, 2008 and 2007, as well as the consolidation method used in each case for preparation of the accompanying consolidated financial statements, are detailed below:

	31/12/09		31/12/08		31/12/07
	Percentage Ownership		Percentage Ownership		Percentage Ownership
	Direct	Indirect	Direct	Indirect	Direct	Indirect

Parent
Grifols, S.A.	—	—	—	—	—	—
Fully-consolidated companies
Laboratorios Grifols, S.A.	99.998	0.002	99.998	0.002	99.998	0.002
Instituto Grifols, S.A.	99.998	0.002	99.998	0.002	99.998	0.002
Movaco, S.A.	99.999	0.001	99.999	0.001	99.999	0.001
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	0.015	99.985	0.015	99.985	0.015	99.985
Diagnostic Grifols, S.A.	99.998	0.002	99.998	0.002	99.998	0.002
Logister, S.A.	—	100.000	—	100.000	—	100.000
Grifols Chile, S.A.	99.000	—	99.000	—	99.000	—
Biomat, S.A.	99.900	0.100	99.900	0.100	99.900	0.100
Grifols Argentina, S.A.	100.000	—	100.000	—	100.000	—
Grifols, s.r.o.	100.000	—	100.000	—	100.000	—
Logistica Grifols S.A de C.V.	100.000	—	100.000	—	—	—
Grifols México, S.A. de C.V.	100.000	—	100.000	—	100.000	—
Grifols Viajes, S.A.	99.900	0.100	99.900	0.100	99.900	0.100
Grifols USA, LLC	—	100.000	—	100.000	—	100.000
Grifols International, S.A.	99.900	0.100	99.900	0.100	99.900	0.100
Grifols Italia, S.p.A.	100.000	—	100.000	—	100.000	—
Grifols UK, Ltd.	100.000	—	100.000	—	100.000	—
Grifols Deutschland, GmbH	100.000	—	100.000	—	100.000	—
Grifols Brasil, Ltda.	100.000	—	100.000	—	100.000	—
Grifols France, S.A.R.L.	99.000	1.000	99.000	1.000	99.000	1.000
Grifols Engineering, S.A.	99.950	0.050	99.950	0.050	99.950	0.050
Biomat USA, Inc.	—	100.000	—	100.000	—	100.000
Squadron Reinsurance Ltd.	100.000	—	100.000	—	100.000	—
Grifols Inc.	100.000	—	100.000	—	100.000	—
Grifols Biologicals Inc.	—	100.000	—	100.000	—	100.000
Alpha Therapeutic Italia, S.p.A.	100.000	—	100.000	—	100.000	—
Grifols Asia Pacific Pte., Ltd.	100.000	—	100.000	—	100.000	—
Grifols Malaysia Sdn Bhd	—	30.000	—	30.000	—	30.000
Grifols (Thailand) Ltd.	—	48.000	—	48.000	—	48.000
Grifols Polska Sp.z.o.o.	100.000	—	100.000	—	100.000	—
Plasmacare, Inc.	—	100.000	—	100.000	—	100.000
Plasma Collection Centers, Inc.	—	100.000	—	100.000	—	50.000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

	31/12/09		31/12/08		31/12/07
	Percentage Ownership		Percentage Ownership		Percentage Ownership
	Direct	Indirect	Direct	Indirect	Direct	Indirect

Arrahona Optimus S.L.	100.000	—	100.000	—	—	—
Woolloomooloo Holdings Pty Ltd.	49.000		—	—	—	—
Diamed Australia Pty Ltd.	—	49.000	—	—	—	—
Lateral Grifols Diagnostics Pty Ltd.	—	49.000	—	—	—	—
Saturn Australia Pty Ltd.	—	49.000	—	—	—	—
Saturn Investments AG	—	49.000	—	—	—	—
Medion Grifols Diagnostic AG	—	39.200	—	—	—	—
Medion GmbH	—	39.200	—	—	—	—
Gri-Cel, S.A.	0.001	99.999	—	—	—	—
Companies accounted for using the equity method
Quest International, Inc.	—	35.000	—	35.000	—	35.000

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and has no power to govern the financial or operating policies of these companies have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the profit-sharing and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group.

The Group holds 99% of the voting rights in its Australian and Swiss subsidiaries.

All significant balances and transactions between consolidated companies and unrealised gains and losses have been eliminated in the consolidation process.

The balance sheets of foreign subsidiaries expressed in foreign currencies have been translated to euros based on the closing exchange rate. Accordingly, all assets, rights and liabilities are converted to euros using the prevailing year-end exchange rate. Respective income statement items are translated to euros at the average exchange rate for the period. The difference between equity included in the income statement for the period, translated at the historical exchange rate, and the net equity position resulting from the translation of assets, rights and liabilities at the closing exchange rate, is included as “Translation differences” under equity in the accompanying consolidated balance sheet.

The financial statements of subsidiaries refer to the same period as those of Grifols, S.A. and have been prepared using the same accounting principles.

The accounting principles and criteria used by subsidiaries have been consistent with those applied by the Company in the preparation of the consolidated financial statements.

(3)	Business combinations

3.1  Acquisition of Plasma Collection Centers, Inc.

On 2 March 2007 the US company Plasma Collection Centers, Inc. (hereinafter PCCI) was incorporated for the purpose of acquiring four plasma collection centres from a company called Biomedics, Inc. Biomat USA Inc., a

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Grifols, S.A. Group company, 100% owned by the Group, subscribed at par value, all the class A shares issued by PCCI. Class A shares confer all voting rights in PCCI according to its articles of association. For this reason, Biomat USA, Inc. has control over PCCI. Biomedics Inc. contributed four plasma collection centres in exchange for all the preferential class B shares (without voting rights) of PCCI. Class A and B shares of PCCI have the same number and same par value per share. Biomat USA Inc. and the sellers established the purchase price of PCCI’s class B shares at US$21,700 thousand (equivalent to approximately euros 17,077 thousand). The payment of this amount was structured, with the consent of Biomedics Inc., through a third party which guaranteed the success of the transaction by pledging class B shares in favour of Biomat USA Inc. From the purchase price agreed, US$5,000 thousand (euros 3,397 thousand at 31 December 2007) was payable at 31 December 2007, subject to the fulfilment of certain health authorisations of minor importance relating to the transaction. This amount was settled in June 2008. Since 2007 the Group reflects this transaction as the acquisition of the plasma collection business and consolidates PCCI fully consolidated with no minority interest to reflect the economic substance of the transaction.

On 3 December 2008 all the rights of the class B shares were transferred to Biomat USA, Inc. Therefore, as of 31 December 2008 Biomat USA holds 100% of the share capital of PCCI (class A and B shares).

Plasma Collection Centers Inc. has registered offices at 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801 (USA) and its principal activity consists of collecting human plasma. The business acquired incurred a consolidated loss of euros 63 thousand for the Group during the period between the acquisition date and the 2007 year end.

Details of the aggregate business combination cost and fair value of the net assets acquired and goodwill at the acquisition date (or excess of net assets acquired over the cost of the business combination) are as follows:

Thousands of Euros

Cost of combination
Fair value of instruments issued	17,077

Total cost of combination	17,077

Fair value of net assets acquired	971

Goodwill (excess of net assets acquired over cost of acquisition )	16,106

(see note 7)

3.2  Acquisition of plasma collection centre from AmeriHealth Plasma LLC.

On 1 April 2008 the Group acquired through Biomat USA, Inc. a plasma collection centre in the USA from AmeriHealth Plasma LLC.

The business combination cost included a contingent price of euros 1,328 thousand based on the number of litres of certain products obtained during the following three years. The contingent price has been determined based on the present value of the estimated payments during the aforementioned period. In 2009 the estimated contingent price has increased by euros 225 thousand.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Details of the aggregate business combination cost and fair value of the net assets acquired and goodwill at the acquisition date are as follows:

	2009	2008
	Thousands of Euros

Cost of the business combination
Cash paid	632	632
Fair value of deferred payment	1,968	1,743

	2,600	2,375
Fair value of net assets acquired	3	3

Goodwill	2,597	2,372

	(see note 7)	(see note 7)

Goodwill generated in the acquisition is attributed to the blood donors list of the plasma centre, an intangible which is not a contractual or separable asset and other expected benefits from the business combination related with the assets and activities of the Group.

Had the acquisition taken place at 1 January 2008, the Group’s revenue and consolidated profit for the year would not have varied significantly. The profit generated between the acquisition date and 31 December 2008 is immaterial.

3.3  Acquisition of Australian-Swiss group

On 3 March 2009 the Group acquired 49% of the economic rights and 99% of the voting rights in a holding company of the Australian-Swiss group, Woolloomooloo Holdings Pty Ltd, thereby gaining control of this group, for euros 25 million through a share capital increase fully subscribed by Grifols, S.A.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are as follows:

2009
Thousands of Euros

Cost of the business combination
Cash paid	25,000
Directly attributable costs	497

Total cost of the business combination	25,497
Fair value of net assets acquired	9,307

Goodwill	16,190

(see note 7)

Goodwill generated in the acquisition is attributed to the synergies and other expected benefits from the business combination of the assets and activities of the Group.

The Australian company provides the commercial strength required by Grifols to consolidate and increase its presence in the diagnostic markets of Australia and New Zealand, which until this acquisition consisted only of the sale of instruments through distributors.

After obtaining the licence for Flebogamma DIF in Australia (next generation IVIG), this biological product will commence sale, paving the way for the commercialisation of Grifols haemoderivatives in this country.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Grifols’s investment also includes the acquisition, under the same terms, of Medion, located in Switzerland, which has developed new technology for determining blood groups, supplementary to that used by Grifols.

Had the acquisition taken place at 1 January 2009, the Group’s revenue and consolidated profit for the period would not have varied significantly. Accumulated losses incurred by the Australian-Swiss group attributable to the Group results from the date of acquisition to 31 December 2009 amount to euros 652 thousand.

At the date of acquisition, the amounts of recognized assets, liabilities and contingent liabilities are as follows:

	2009
	Fair Value	Book Value
	Thousands of Euros

Intangible assets (note 8, App. II)	6,525	476
Property, plant and equipment (note 9, App. III)	2,307	3,113
Deferred tax assets (note 27)	500	258
Inventories (note 12)	3,549	3,549
Trade and other receivables	2,096	2,096
Other assets	293	293
Cash and cash equivalents	10,112	10,112

Total assets	25,382	19,897
Trade and other payables	3,165	3,165
Other liabilities	1,273	1,272
Deferred tax liabilities (note 27)	1,761	551

Total liabilities and contingent liabilities	6,199	4,988

Total net assets	19,183	14,909

Minority interests (note 17)	(9,876)

Total net assets acquired	9,307

Goodwill	16,190

Cash paid	25,497
Cash and cash equivalents of the acquired company	(10,112)

Cash outflow for the acquisition	15,385

Intangible assets are measured at fair value. The royalty relief method has been used to measure certain patents acquired by the Group, considering a royalty of 8% and a discount rate after tax of 10%. Patents have been measured on the basis of projected sales for a fifteen-year period.

(4)	Accounting and Valuation Principles Applied

(a)	Business combinations

As permitted by IFRS 1: First-time Adoption of International Financial Reporting Standards, the Group has recognised only business combinations that occurred on or after 1 January 2004, the date of transition to IFRS, using the acquisition method. Entities acquired prior to that date were recognised in accordance with accounting principles prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

The Company applies the acquisition method for business combinations.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The acquisition date is the date on which the Company obtains control of the acquiree.

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination, provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated.

Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognised as goodwill. If the acquirer’s interest in the fair value of net assets exceeds the cost of the business combination, the difference remaining after reassessment is recognised by the acquirer in profit or loss.

(b)	Minority interests

Minority interests in subsidiaries acquired after 1 January 2004 are recognised at the acquisition date at the proportional part of the fair value of the identifiable net assets. Minority interests in subsidiaries acquired prior to the transition date were recognised at the proportional part of the equity of the subsidiaries at the date of first consolidation.

Minority interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the parent. Minority interests’ share in consolidated profit or loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated income statement (consolidated statement of comprehensive income).

Consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and minority interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights and after discounting the effect of dividends, agreed or otherwise, on preference shares with cumulative rights classified in equity accounts. However, Group and minority interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

The excess of losses attributable to minority interests, which cannot be attributed to the latter as such losses exceed their interest in the equity of the Company, is recognised as a decrease in the equity of the Company, except when the minority interests are obliged to assume part or all of the losses and are in a position to make the necessary additional investment. Subsequent profits obtained by the Group are attributed to the Company until the minority interest’s share in prior years’ losses is recovered.

(c)	Foreign currency transactions

(i)	Functional currency and presentation currency

The consolidated financial statements are presented in thousands of euros, which is the functional and presentation currency of the Company.

(ii)	Transactions, balances and cash flows in foreign currency

Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of euros at the exchange rate at the date that the fair value was determined.

In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognised separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”.

Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Exchange gains or losses on monetary financial assets or liabilities denominated in foreign currencies are also recognised in profit and loss.

(iii)	Translation of foreign operations

The translation into thousands of euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

•	Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at each balance sheet date.

•	Income and expenses, including comparative amounts, are translated into thousands of euros using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;

•	All resulting exchange differences are recognised as translation differences in equity.

In the consolidated statement of cash flows, cash flows, including comparative balances, of the subsidiaries and foreign joint ventures are translated into thousands of euros applying the exchange rates prevailing at the transaction date.

(d)	Borrowing costs

In accordance with IAS 23 Borrowing Costs, since 1 January 2009 the Group has opted to recognise interest cost directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised interest cost includes adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

The Group begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditures for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalisation of borrowing costs is suspended when active development is interrupted for extended periods.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(e)	Property, plant and equipment

(i)	Initial recognition

Property, plant and equipment are recognised at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalised production costs are recognised by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated income statement.

At 1 January 2004, upon their first application of IFRS-EU, the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of IFRS.

(ii)	Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost less its residual value. The Group determines the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Depreciation of property, plant and equipment is determined based on the criteria outlined below:

Depreciation
	Method	Rates

Buildings	Straight line	1% – 3%
Plant and machinery	Straight line	8% – 10%
Other installations, equipment and furniture	Straight line	10% – 30%
Other property, plant and equipment	Straight line	16% – 25%

The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(iii)	Subsequent recognition

Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalised. Costs of day-to-day servicing are recognised in profit and loss as incurred.

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if the recognition criteria are met. The carrying amount of those parts that are replaced is derecognised in accordance with the derecognition provisions of IAS 16.

(iv)	Impairment

The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in section (g) of this note.

(f)	Intangible assets

(i)	Goodwill

Goodwill is generated on the business combinations. As permitted by IFRS 1: First-time Adoption of International Financial Reporting Standards, the Group has recognised only business combinations that occurred on or after 1 January 2004, the date of transition to IFRS-EU, using the acquisition method. Entities acquired prior to

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

that date were recognised in accordance with accounting principles prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)	Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognised as an expense when incurred.

Costs related with development activities are capitalised when:

•	The Group has technical studies justifying the feasibility of the production process.

•	The Group has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use.

•	The asset will generate sufficient future economic benefits.

•	The Group has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalised by allocating the costs attributable to the asset to self-constructed assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which the Group as a whole operates are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)	Other intangible assets

Other intangible assets are carried at cost, less accumulated amortisation and impairment losses.

(iv)	Emission rights

Emission rights, which are recognised when the Group becomes entitled to such rights, are carried at cost less accumulated impairment. Rights acquired free of charge or at a price substantially lower than fair value, are recognised at fair value, which is generally the market value of the rights at the start of the calendar year. The difference between fair value and, where appropriate, the amount received, is recognised under government grants. Government grants are recognised in profit or loss in line with the emission of gases in proportion to total emissions foreseen for the complete period for which the emission rights have been received, irrespective of whether the rights previously received have been sold or impaired.

Under the terms of Law 1 of 9 March 2005 governing greenhouse gas emission rights, emission rights deriving from a certified reduction in emissions or from a unit created to reduce emissions through clean development mechanisms or a pooling of rights, are carried at cost of production using the same criteria as for inventories.

Emission rights are not amortized. The Group recognises emission rights on a weighted average cost basis.

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Notes to the Consolidated Financial Statements — (Continued)

(v)	Useful life and amortisation rates

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by the Group as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

Estimated
	Amortisation	Years of
	Method	Useful Life

Development expenses	Straight line	3 – 5
Concessions, patents, licences, trademarks and similar	Straight line	5 – 15
Software	Straight line	3 – 6

The depreciable amount is the cost or deemed cost of an asset less its residual value.

The Group reviews the residual value, useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(g)	Impairment of non-financial assets subject to depreciation or amortisation

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

Irrespective of any indication of impairment, the Group tests for possible impairment of goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives not yet available for use, at least annually.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognised in the consolidated income statement.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognised for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

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Notes to the Consolidated Financial Statements — (Continued)

A reversal of an impairment loss is recognised in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognised.

(h)	Leases

(i)	Lessee accounting records

The Group has the right to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

•	Finance leases

At the commencement of the lease term, the Group recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognised as an expense in the years in which they are incurred.

•	Operating leases

Lease payments under an operating lease (excluding insurance and maintenance) are recognised as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

(ii)	Lease hold investments

Non-current investments in properties leased from third parties are classified using the same criteria as for property, plant and equipment. Investments are amortized over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

(i)	Financial Instruments

(i)	Classification of financial instruments

Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32, Financial Instruments — Presentation.

Financial instruments are classified into the following categories: financial assets and financial liabilities at fair value through profit and loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The Group classifies financial instruments into different categories based on the nature of the instruments and management’s intentions on initial recognition.

Regular way purchases and sales of financial assets are recognised at trade date, when the Group undertakes to purchase or sell the asset.

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Notes to the Consolidated Financial Statements — (Continued)

a)	Financial assets at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

A financial asset or liability is classified as held for trading if:

•	it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term

•	it forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

•	it is a derivative, except for a derivative which has been designated as a hedging instrument and complies with conditions for effectiveness or a derivative that is a financial guarantee contract.

Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense.

The Group does not reclassify any financial assets or liabilities from or to this category while they are recognised in the consolidated balance sheet.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognised initially at fair value, including transaction costs, and are subsequently measured at amortized cost using the effective interest method.

c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated specifically to this category or do not comply with requirements for classification in the above categories.

Available-for-sale financial assets are initially recognised at fair value, plus any transaction costs directly attributable to the purchase.

After initial recognition, financial assets classified in this category are measured at fair value and any gain or loss is accounted for in other comprehensive income recognised in equity. On disposal of the financial assets amounts recognised in other comprehensive income or the impairment loss are reclassified to profit or loss.

d)	Financial assets and liabilities carried at cost

Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to and must be settled by delivery of such unquoted equity instruments, are measured at cost.

The Group only recognises income from investments in equity instruments carried at cost to the extent that the retained earnings of the investee, generated after the acquisition, are distributed. Dividends received in excess of these earnings are considered as a recovery of the investment and are therefore recognised as a reduction in the investment’s carrying amount.

e)	Financial assets and liabilities at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss, which comprise derivatives, are initially recognised at fair value and after initial recognition are recognised at fair value through profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(ii)	Offsetting principles

A financial asset and a financial liability can only be offset when the Group currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(iii)	Fair value

The fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The Group generally applies the following systematic hierarchy to determine the fair value of financial assets and financial liabilities:

•	Firstly, the Group applies the quoted prices of the most advantageous active market to which the entity has immediate access, adjusted where appropriate to reflect any differences in counterparty credit risk between instruments traded in that market and the one being valued. The quoted market price for an asset held or liability to be issued is the current bid price and, for an asset to be acquired or liability held, the asking price. If the Group has assets and liabilities with offsetting market risks, it uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or asking price to the net open position as appropriate.

•	When current bid and asking prices are unavailable, the price of the most recent transactions is used, adjusted to reflect changes in economic circumstances.

•	Otherwise, the Group applies generally accepted measurement techniques using, insofar as is possible, market data and, to a lesser extent, specific Group data.

(iv)	Amortized cost

The amortized cost of a financial asset or liability is the amount at which the asset or liability was measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and maturity amount and minus any reduction for impairment or uncollectibility.

(v)	Impairment of financial assets carried at cost

The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognised directly against the value of the asset and not as an allowance account.

(vi)	Impairment of available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset at fair value through profit or loss has been accounted for in other comprehensive income, the accumulative loss is reclassified from equity to profit or loss when there is objective evidence that the asset is impaired, even though the financial asset has not been derecognised. The impairment loss recognised in profit and loss is calculated as the difference between the acquisition cost, net of any reimbursements or repayment of the principal, and the present fair value, less any impairment loss previously recognised in profit and loss for the year.

Impairment losses relating to investments in equity instruments are not reversible and are therefore recognised directly against the value of the asset and not as a corrective provision.

If the fair value of debt instruments increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the increase is recognised in profit and loss up to the amount of the

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

previously recognised impairment loss and any excess is accounted for in other comprehensive income recognised in equity.

(vii)	Financial liabilities

Financial liabilities, including trade and other payables, which are not classified at fair value through profit or loss, are initially recognised at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortized cost using the effective interest method.

(viii)	Derecognition of financial assets

The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognises financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met:

•	Payment of the cash flows is conditional on their prior collection.

•	The Group is unable to sell or pledge the financial asset.

•	The cash flows collected on behalf of the eventual recipients are remitted without material delay and the Group is not entitled to reinvest the cash flows. This criterion is not applicable to investments in cash or cash equivalents made by the Group during the settlement period from the collection date to the date of required remittance to the eventual recipients, provided that interest earned on such investments is passed on to the eventual recipients.

If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•	If the Group has not retained control, it derecognises the financial asset and recognises separately as assets or liabilities any rights and obligations created or retained in the transfer.

•	If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognises an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortized cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortized cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognises any expense incurred on the associated liability. Recognised changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit and loss or equity, following the general recognition criteria described previously, and are not offset.

If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognised in equity. Transaction costs are recognised in profit and loss using the effective interest method.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(j)	Hedge accounting

The Group has an interest rate cash flow hedge relating to the issue of bonds.

Hedging financial instruments are initially recognised using the same criteria as those described for financial assets and financial liabilities. Hedging financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets and financial liabilities at fair value through profit and loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value.

At the inception of the hedge the Group formally designates and documents the hedging relationships and the objective and strategy for undertaking the hedges. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and in subsequent years in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis).

(i)	Cash flow hedges

The Group recognises the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding the measurement of the hedge effectiveness, are recognised with a debit or credit to finance expenses or finance income.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised in other comprehensive income are reclassified from equity to profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss and under the same caption of the consolidated income statement (consolidated statement of comprehensive income).

(k)	Company own shares

The Group’s acquisition of equity instruments of the Company is recognised separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with own equity instruments are not recognised in consolidated profit or loss.

The subsequent redemption of Company shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to accumulated gains.

Transaction costs related with own equity instruments, including the issue costs related with a business combination, are accounted for as a deduction from equity, net of any tax effect.

Transactions realized in instruments of the Company’s own equity are shown under equity and any gains or losses are also credited or debited against reserves.

(l)	Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (FIFO) basis.

The Group uses the same cost model for all inventories of the same nature and with a similar use within the Group.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realisable value. Net realisable value is considered as follows:

•	Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•	Goods for resale and finished goods: estimated selling price, less costs to sell.

•	Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognised reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realisable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

(m)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition.

The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed by the Company are classified under investing and financing activities, respectively.

(n)	Government grants

Government grants are recognised in the balance sheet when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i)	Capital grants

Outright capital grants are initially recognised as deferred income in the consolidated balance sheet. Income from capital grants is recognised as other income in the income statement in line with the depreciation of the corresponding financed assets.

(ii)	Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognised as other income in the consolidated income statement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(iii)	Interest rate grants

Financial liabilities comprising implicit assistance in the form of below market interest rates are initially recognised at fair value. The difference between this value, adjusted where necessary for the emission costs of the financial liability and the amount received, is recognised as an official grant based on the nature of the grant awarded.

(o)	Employee benefits

(i)	Defined contribution plans

The Group recognises the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognised as an employee benefit expense in the corresponding consolidated income statement in the year that the contribution was made.

(ii)	Termination benefits

Termination benefits payable that do not relate to restructuring processes in progress are recognised when the Group is demonstrably committed to terminating the employment of current employees prior to retirement date. The Group is demonstrably committed to terminating the employment of current employees when a detailed formal plan has been prepared and there is no possibility of withdrawing or changing the decisions made.

(iii)	Short-term employee benefits

The Group recognises the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognised when the absences occur.

The Group recognises the expected cost of profit-sharing and bonus payments when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

(p)	Provisions

Provisions are recognised when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The discount rate does not reflect risks for which future cash flow estimates have been adjusted.

If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated income statement item where the corresponding expense was recognised.

(q)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Volume or other types of discounts for prompt payment are recognised as a reduction in revenues if considered probable at the time of revenue recognition.

(i)	Sale of goods

The Group recognises revenue from the sale of goods when:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods.

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(ii)	Rendering of services

Revenues associated with the rendering of service transactions are recognised by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably; i.e., when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of the expenses recognised that are recoverable.

(iii)	Revenue from dividends

Revenue from dividends is recognised when the Group’s right to receive payment is established.

(iv)	Revenue from interest on delayed collections

Under European legislation governing credit periods allowed by government entities (Social Security, in the case of the Group) to pay suppliers under government contracts, certain subsidiaries of the Group recover delay interest prescribed by legislation, after forward claims have been made in courts of law. To the extend that such delay interest claims are recognized by the courts and collected, the Group accrues interest on the basis of its historical experience.

(r)	Income tax

The income tax expense and tax income for the year comprises current tax and deferred tax.

Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date.

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Current and deferred tax are recognised as income or an expense and included in profit or loss for the year except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or a business combination.

(i)	Taxable temporary differences

Taxable temporary differences are recognised in all cases except where:

•	They arise from the initial recognition of goodwill or an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable income;

•	They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

(ii)	Deductible temporary differences

Deductible temporary differences are recognised provided that:

•	It is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the differences arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

•	The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.

Tax planning opportunities are only considered on evaluation of the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilised.

(iii)	Measurement

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.

At year end the Group reviews the carrying value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.

Deferred tax assets which do not meet the above conditions are not recognised in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognised already meet the conditions for recognition.

(iv)	Offset and recognition

The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

settle on a net basis, or to realise the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax assets and liabilities are recognised in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.

(s)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

(t)	Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

•	Assets are classified as current when they are expected to be realised, or are intended for sale or consumption in the Group’s normal operating cycle within twelve months after the balance sheet date and they are held primarily for the purpose of trading. Cash and cash equivalents are also classified as current, except where they may not be exchanged or used to settle a liability, at least within twelve months after the balance sheet date.

•	Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle within 12 months after the balance sheet date and they are held primarily for the purpose of trading, or where the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•	Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting period, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting period and before the financial statements are authorised for issue.

(5)	Financial Risk Management Policy

(a)	General

The Group is exposed to the following risks associated with the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30.

The Group’s risk management policies are established in order to identify and analyse the risks to which the Group is exposed, establish suitable risk limits and controls, and control risks and compliance with limits. Risk management procedures and policies are regularly reviewed to ensure they take into account changes in market conditions and in the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.

Credit risk

Credit risk is the risk to which the Group is exposed in the event that a customer or a counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.

Trade receivables

The Group is not exposed to significant credit risk because most of the customers are public entities. The risk to which receivables from public entities are exposed is a risk of delays in payment. Group companies mitigate this risk by exercising their right to receive legal interest.

In the U.S. market, the Group sells the majority its products to distributors who in turn sell them to retail pharmacies, hospitals, homecare companies, and other health care facilities. Prices and quantities are contracted between the Group and the dispensing entities, either individually or through group purchase organizations (GPOs). Group Purchasing Organizations are buying alliances of large numbers of hospitals and allied organizations that deliver cost-savings and efficiency benefits by leveraging their combined purchasing power. The distributor ships the product directly to the member and provides records to the GPO and the Group. For this and payment within 30 days of the invoice date the Group pays the distributor a handling fee. Other channels of distribution are primarily focused on sales directly to specialty pharmacies, haemophilia treatment centres and government entities. No significant bad debt issues have been detected with the customers the Group sells to.

The Group recognises valuation adjustments for impairment equivalent to its best estimate of the losses incurred in relation to trade and other receivables. The main valuation adjustments made are based on specific losses related with identified risks that are individually significant, while the bad debt risk in the Group is low because a significant proportion of receivables are due from public entities.

Financial instruments and deposits

The Group has invested part of the resources generated by the issue of bonds in the United States in deposits with financial institutions of recognised solvency.

Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.

The Group prudently manages liquidity risk by the availability of financing through a sufficient amount of committed credit facilities, and the ability to liquidate market positions when required.

The Group issued bonds in the United States during 2009. The resources generated will enable the Group to extend the life of its debt from current to non-current and ensure that the necessary financial resources are available to implement its future plans. The resources generated have therefore been used to pay current and non-current liabilities, with the remaining amount, totalling euros 237,777 thousand, recognised as a current investment under “Cash and cash equivalents” at 31 December 2009.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

In the balance sheet at 31 December 2009 14% of the financial liabilities was current and 86% non-current, while at the 31 December 2008, 32% was current and 68% non-current and at 31 December 2007, 50% was current and 50% non-current.

Market risk

Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns.

(i)	Currency risk

The Group operates internationally and is therefore exposed to currency risks when operating with foreign currencies, especially with regard to the U.S. Dollar. Currency risk is associated with future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Group’s foreign operations in US Dollars are mitigated primarily through borrowings in the corresponding foreign currencies.

The Group’s main exposure to currency risk is due to the US Dollar, which is used in a significant percentage of transactions in foreign currencies. Since purchases and expenses in US Dollars account for 82% of revenues in US Dollars in 2009, the Group has a natural hedge against US Dollar fluctuations and therefore the risks associated with such exchange-rate fluctuations are minimal.

Details of exposure to currency risk at 31 December 2009, 2008 and 2007 of principal financial instruments are shown in note 30.

(ii)	Interest-rate risk

The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Because of the issue of bonds, in 2009 a significant portion of liabilities bear fixed interest rates, whereas the rest of the financial liabilities with banks bear variable interest rates. Nevertheless, the Group has a variable to fixed interest-rate swap for loans of euros 50,000 thousand (see note 30).

(iii)	Market price risk

The Group is exposed to price risk affecting equity instruments designated as available-for-sale.

The Group has signed two unquoted future contracts in 2009, the underlying asset of which is shares in Grifols, S.A. It is therefore exposed to risk of value fluctuations.

Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a sector which is highly concentrated.

Given the positive performance of products, no important price fluctuations are expected in the Bioscience division.

(b)	Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The directors control capital performance using rates of returns on equity (ROE) and returns on invested capital (ROIC). The board of directors also controls the level of dividends paid to shareholders.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

In 2009, the ROE stood at 26.1% (25.3% and 22.9% in 2008 and 2007) and the ROIC at 13.9% (15.3% and 14.1% in 2008 and 2007, respectively). The ROE is calculated by dividing profit attributable to the Parent between the equity attributable to the Parent. The ROIC is calculated by dividing operating profit after income tax by invested capital, which is equal to total assets less cash, less other current financial assets and less current and non-current financial liabilities excluding (current and non-current) borrowings.

Compared with these rates, the weighted average finance expense for interest-bearing liabilities (excluding liabilities with implicit interest) has been 3.9% (5.2% and 5.6% in 2008 and 2007, respectively). Considering the issue of bonds in the USA, the weighted average finance expense for interest-bearing liabilities for the fourth quarter of 2009 has been 5.1%.

The Group has no share-based payment schemes for employees.

At 31 December 2009 the Group holds own shares equivalent to 0.03% of its share capital (1.13% at 31 December 2008). The Group does not have a formal plan for repurchasing shares.

(6)	Segment Reporting

In accordance with IAS 8 Operating Segments, financial information for operating segments is reported in the accompanying Appendix I, which forms an integral part of this note to the consolidated financial statements.

The Group applies IFRS 8 — Operating segments since it became effective 1 January 2009. As a result of applying this standard, the Group has adjusted the distribution of profit by segment and segment balance sheet for 2008 adapting this to the criteria used by the Group internally for decision-making purposes. Consequently, the 2008 figures have been adapted to make them comparable with those of 2009. Changes mainly reflect improvements in the recognition of costs by segment. No changes have been made in 2007 as the information is not available and the cost to develop it would be excessive.

In addition, during 2009 the contents of the Raw materials segment have been streamlined and income and costs from sales of albumin for non-therapeutic use and intermediate products have been reclassified to the Bioscience segment. The Group has also reclassified the sales and cost of sales of the mentioned product in 2008 and 2007 amounting to euros 11,669 thousand and euros 5,652 thousand for 2008 and euros 14,500 thousand and euros 7,580 thousand for 2007.

Group companies are divided into three areas: companies from the industrial area, companies from the commercial area and companies from the services area. Within each of these areas, activities are organised based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•	Balance sheet: cash and cash equivalents, receivables, public entities, deferred tax assets and liabilities, loans and borrowings and certain payables.

•	Income statement: general administration expenses, other operating income/expenses, finance income/expense and income tax.

There have been no inter-segment sales.

(a)	Operating segments

The operating segments defined by the Group are as follows:

•	Bioscience: including all activities related with products deriving from human plasma for therapeutic use.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

•	Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

•	Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•	Materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Detail of net sales by group of products for years 2009, 2008 and 2007 as a percentage of net sales is as follows:

	% of Sales
	2009	2008	2007

Hemoderivatives	76.0%	75.6%	69.6%
Other hemoderivatives	0.2%	0.3%	0.5%
Transfusional medicine	8.2%	7.3%	7.8%
In vitro diagnosis	3.1%	3.2%	3.5%
Fluid therapy and nutrition	5.2%	5.7%	6.0%
Hospital supplies	4.2%	4.4%	4.6%
Raw materials	2.5%	2.8%	7.2%
Other	0.6%	0.7%	0.8%

	100%	100%	100%

(b)	Geographical information

Geographical information is grouped into three areas:

•	European Union

•	United States of America

•	Rest of the world

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets. Within the European Union, significant country sales of Net Sales in Spain amounted to euros 225,759 thousand in 2009 (euros 190,809 thousand and euros 192,765 thousand for 2008 and 2007) and the assets assignable to the Spanish operations were euros 632,537 thousand at 31 December 2009 (euros 532,392 thousand and euros 429,850 thousand at 31 December 2008 and 2007, respectively).

(c)	Major customer

No entity represents 10% or more of the Group’s sales.

(7)	Goodwill

Details of intangible assets and movement during the years ended 31 December 2009, 2008 and 2007 are included in Appendix II, which forms an integral part of these notes to the consolidated financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Details of and movement in goodwill in the year 2007 are as follows:

	Balances at	Business	Translation	Balances at
	31/12/06	Combinations	Differences	31/12/07
	Thousands of Euros

Net value
Grifols UK, Ltd.	10,233	—	(864)	9,369
Grifols Italia, S.p.A.	6,118	—	—	6,118
Biomat USA, Inc.	95,446	—	(10,056)	85,390
Plasmacare, Inc.	39,023	—	(4,111)	34,912
Plasma Collection Centers, Inc.	—	16,106	(1,652)	14,454

	150,820	16,106	(16,683)	150,243

		(note 3.1)

Details of and movement in goodwill in the year 2008 are as follows:

	Balances at	Business	Translation	Balances at
	31/12/07	Combinations	Differences	31/12/08
	Thousands of Euros

Net value
Grifols UK, Ltd.	9,369	—	(2,156)	7,213
Grifols Italia, S.p.A.	6,118	—	—	6,118
Biomat USA, Inc.	85,390	2,372	5,256	93,018
Plasmacare, Inc.	34,912	—	2,017	36,929
Plasma Collection Centers, Inc.	14,454	—	835	15,289

	150,243	2,372	5,952	158,567

		(note 3.2)

Details of and movement in goodwill in the year 2009 are as follows:

	Balances at	Business	Translation	Balances at
	31/12/08	Combinations	Differences	31/12/09
	Thousands of Euros

Net value
Grifols UK, Ltd.	7,213	—	523	7,736
Grifols Italia, S.p.A.	6,118	—	—	6,118
Biomat USA, Inc.	93,018	225	(3,154)	90,089
Plasmacare, Inc.	36,929	—	(1,253)	35,676
Plasma Collection Centers, Inc.	15,289	—	(519)	14,770
Woolloomooloo Holdings Pty Ltd.	—	16,190	3,421	19,611

	158,567	16,415	(982)	174,000

		(notes 3.2 and 3.3)

Impairment testing:

Goodwill has been allocated to each of the Group’s cash-generating units (CGUs) in accordance with their respective business segment. Plasma Collection Centers Inc. and Plasmacare, Inc. are integrated into the management of Biomat USA, Inc. for the purpose of impairment analysis.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

With the exception of the Woolloomooloo Holdings Pty. Ltd CGU, which mainly operates in the Diagnostic segment, all CGUs with goodwill belong to the Bioscience segment.

The recoverable amount of a CGU is determined based on its value in use. These calculations are based on cash flow projections from the financial budgets approved by management over a period of five years. Cash flows beyond this five-year period are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating value in use of Bioscience CGUs are as follows:

Growth rate used to extrapolate projections:	3%
Discount rate after tax:	8%

The key assumptions used in calculating value in use of Diagnostic CGU are as follows:

Growth rate used to extrapolate projections:	2%
Discount rate after tax:	8.7%

Management determines budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rates used are after tax and reflect specific risks related to the relevant CGUs.

(8)	Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2009, 2008 and 2007 are included in Appendix II, which forms an integral part of these notes to the consolidated financial statements.

The cost of fully-amortized intangible assets in use at 31 December 2009 and 2008 is euros 38,183 thousand and euros 37,463 thousand, respectively.

The Group has recognised euros 11,823 thousand as self-constructed assets in 2009 (euros 7,644 thousand in 2008 and euros 6,847 thousand in 2007).

At 31 December 2009 the Group has recognised licenses with indefinite useful lives under intangible assets for a carrying amount of euros 23,379 thousand (euros 23,938 thousand at 31 December 2008 and euros 23,019 thousand at 31 December 2007). The Group has also recognised euros 21,943 thousand as costs of research and development in progress (euros 13,797 thousand at 31 December 2008 and euros 13,183 thousand at 31 December 2007).

At 31 December 2009 the Group has recognised CO2 emission rights for euros 493 thousand (see note 4(f(iv)).

Impairment testing:

Indefinite-lived intangible assets have been allocated to the Group’s Plasmacare, Inc. and Biomat USA, Inc. cash-generating units (CGUs), which belong to the Bioscience segment.

The recoverable amount of a CGU is determined based on its value in use. These calculations are based on cash flow projections from the financial budgets approved by management over a period of five years. Cash flows beyond this five-year period are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating value in use are as follows:

Growth rate used to extrapolate projections:	3%
Discount rate after tax:	8%

These assumptions have been used in analysing each CGU.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Management determines budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rates used are after tax and reflect specific risks related to the relevant segments.

No trigger indicators of impairment have been identified for other intangible assets in 2009, 2008 nor in 2007.

(9)	Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2009, 2008 and 2007 are included in Appendix III, which forms an integral part of these notes to these consolidated financial statements.

The main investments during the year 2009 correspond to the construction of the production plants in Los Angeles and Parets del Vallès.

The main investments during the year 2008 have been as follows:

•	Purchase of land and buildings in Parets del Vallès, Barcelona with a value of euros 19.4 million, financed through a mortgage loan from Caixa Catalunya.

•	Purchase of land and buildings under construction in Sant Cugat del Vallès, Barcelona through the acquisition of the real estate company Arrahona Optimus, S.L. for euros 33 million at 31 December 2008, financed through a mortgage loan from BBVA.

Property, plant and development under construction at 31 December 2009, 2008 and 2007 mainly comprises investments made to extend the companies’ installations and to increase their productive capacity.

a)	Mortgaged property, plant and equipment

At 31 December 2009 certain land and buildings have been mortgaged for euros 45,382 thousand (euros 43,813 thousand at 31 December 2008 and euros 383 thousand at 31 December 2007) to secure payment of certain loans (see note 20).

b)	Official capital grants received

During 2009, the Group has received capital grants totalling euros 742 thousand (euros 124 thousand at 31 December 2008 and euros 33 thousand at 31 December 2007) (see note 18).

c)	Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2009, 2008 and 2007 the Group has a combined insurance policy for all Group companies, which adequately covers the carrying amount of all the Group’s assets.

d)	Revalued assets

At 1 January 2004, date of first adopting of IFRS-EU, the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of IFRS. In accordance with this exemption, the Group’s land and buildings were revalued based on independent expert appraisals at 1 January 2004. Appraisals were performed based on market values.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

e)	Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2008:

		Accumulated
Asset	Cost	Depreciation	Net Value
	Thousands of Euros

Technical installations and other property, plant and equipment	18,766	(4,245)	14,521

	18,766	(4,245)	14,521

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2009:

		Accumulated
Asset	Cost	Depreciation	Net Value
	Thousands of Euros

Technical installations and other property, plant and equipment	19,641	(5,507)	14,134

	19,641	(5,507)	14,134

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (a.3).

f)	Fully-depreciated assets

The cost of fully-depreciated property, plant and equipment in use at 31 December 2009 and 2008 amounts to euros 73,370 thousand and euros 69,500 thousand, respectively.

g)	Self-constructed property, plant and equipment

The Group has recognised euros 29,319 thousand as self-constructed property, plant and equipment in 2009 (euros 18,150 thousand in 2008 and euros 13,013 thousand in 2007).

(10)	Investments Accounted for Using the Equity Method

At 31 December 2009, 2008 and 2007 equity accounted investments comprise the investment held by Diagnostic Grifols, S.A. in the company Quest International, Inc. This company is located in Miami, Florida (USA) and its activity consists of the manufacture and commercialisation of reagents and clinical analysis instruments.

Because the Group has significant influence over these companies, the consolidation method used has been the equity method.

Details of and movement in this caption in the year 2007 are as follows:

	Balances at		Translation	Balances at
	31/12/06	Additions	Differences	31/12/07
	Thousands of Euros

Equity accounted investments	253	19	(29)	243

Details of and movement in this caption in the year 2008 are as follows:

	Balances at		Translation	Balances at
	31/12/07	Additions	Differences	31/12/08
	Thousands of Euros

Equity accounted investments	243	24	107	374

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Details of and movement in this caption in the year 2009 are as follows:

	Balances at		Translation	Balances at
	31/12/08	Additions	Differences	31/12/09
		Thousands of Euros

Equity accounted investments	374	51	(42)	383

Summarised financial information on the equity accounted investments is as follows:

		Percentage
	Country	Ownership	Assets	Liabilities	Equity	Result
			Thousands of Euros

31/12/2007
Quest International, Inc	USA	35%	1,348	493	855	54

31/12/2008
Quest International, Inc	USA	35%	1,736	667	1,069	69

31/12/2009
Quest International, Inc	USA	35%	1,664	580	1,084	145

(11)	Non-Current Financial Assets

Details of this caption of the consolidated balance sheet at 31 December 2009, 2008 and 2007 are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Non-current guarantee deposits	1,142	1,113	868
Assets available for sale	501	523	23
Loans to third parties	2,088	—	—

Non-current financial assets	3,731	1,636	891

In 2009 the Group has extended loans to the owners of three plasma centres in the USA occupied by group companies totalling euros 2,174 thousand. These loans have a term of 20 years and yield interest at a fixed market rate.

In 2009, 2008 and 2007 non-current guarantee deposits are measured at amortized cost (see note 4(i)).

Available-for-sale assets relate to the following:

•	The interest of less than 1% that the Group holds in Northfield Laboratories, Inc. (USA). At 31 December 2009 provision has been made for the full amount of this investment. In 2009, 2008 and 2007 this investment was measured at fair value.

•	The interest of less than 2% in the share capital of biotechnology company, Cardio 3 Bioscience (Belgium) acquired by Grifols, S.A. in December 2008 for an amount of Euros 500 thousand. The activity of this company involves research into and the development of biological therapies using stem cells for the treatment of cardiovascular diseases. The Group has measured this asset at cost in 2009 and 2008, as its fair value cannot be reliably determined.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(12)	Inventories

Details of inventories at 31 December are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Goods for resale	65,718	54,509
Raw materials and other supplies	170,987	142,209
Work in progress and semi-finished goods	146,612	112,345
Finished goods	101,145	64,594

	484,462	373,657
Less, provision for obsolescence	—	(559)

	484,462	373,098

Movement in inventories of finished products, work in progress and materials consumed was as follows:

	31/12/09	31/12/08	31/12/07
	*	*	*
	Thousands of Euros

Inventories of goods for resale
Net purchases	50,886	79,902	34,542
Changes in inventories	(9,201)	(22,700)	(4,098)

	41,685	57,202	30,444
Raw materials and other supplies
Net purchases	274,537	190,667	189,909
Changes in inventories	(29,948)	(41,131)	(24,045)

	244,589	149,536	165,864

Materials consumed	286,274	206,738	196,308

Changes in inventories of finished goods and work in progress	(73,093)	(31,058)	(16,882)

Changes in inventories of finished goods and work in progress and materials consumed	213,181	175,680	179,426

*	Expenses/(Income)

Movement in goods for resale during 2009, 2008 and 2007 has been as follows:

	2009	2008	2007
	Thousands of Euros

Inventories of goods for resale at 1 January	54,509	37,138	33,850
Business combinations	158	—	—
Net cancellations for the year	(568)	(515)	(7)
Increase in inventories of goods for resale	9,201	22,700	4,098
Translation differences	2,418	(4,814)	(803)

Goods for resale at 31 December	65,718	54,509	37,138

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Movement in inventories of raw materials and materials consumed during 2009, 2008 and 2007 has been as follows:

	2009	2008	2007
	Thousands of Euros

Inventories of raw materials at 1 January	142,209	96,044	77,214
Business combinations	824	—	—
Increase in raw materials	29,948	41,131	24,045
Translation differences	(1,994)	5,034	(5,215)

Inventories of raw materials at 31 December	170,987	142,209	96,044

Movement in inventories of finished goods and work in progress during 2009, 2008 and 2007 has been as follows:

	2009	2008	2007
	Thousands of Euros

Inventories of finished goods and work in progress	176,939	138,226	127,340
Business combinations	2,567	—	—
Increase in inventories of finished goods and work in progress	73,093	31,058	16,882
Translation differences	(4,842)	7.655	(5,996)

Inventories of finished goods and work in progress at 31 December	247,757	176,939	138,226

Net purchases include purchases made in the following foreign currencies:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Currency
US Dollar	196,936	168,037	139,240
Other currencies	4,498	7,315	6,540

Movement in the provision for obsolescence was as follows:

	2009	2008	2007
	Thousands of Euros

Balance at 1 January	559	749	2,929
Net charges for the year	—	341	(2,096)
Net cancellations during the year	(568)	(515)	(7)
Translation differences	9	(16)	(77)

Balance at 31 December	—	559	749

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(13)	Trade and Other Receivables

Details at 31 December are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Trade receivables	207,840	186,324
Other trade receivables	27,210	17,322
Associates	812	—
Personnel	395	298
Advances for fixed assets	1,103	1,429
Other advances	1,844	1,960
Public entities, other receivables	8,176	22,434

Other receivables	39,540	43,443
Current income tax assets	7,802	5,428

	255,182	235,195

Trade receivables

At 31 December 2007 advances for fixed assets includes an amount of euros 2,200 thousand corresponding to the purchase option extended for the acquisition of industrial facilities in Parets del Vallès (Barcelona) (see note 9).

Trade receivables, net of the provision for bad debts, include notes receivable discounted at banks at 31 December 2009, which amount to euros 1,298 thousand (euros 2,117 thousand at 31 December 2008) (see note 20).

Trade receivables include balances in the following foreign currencies:

	31/12/09	31/12/08
	Thousands of Euros

Currency
US Dollar	45,297	38,171
Chilean Peso	12,778	6,968
Mexican Peso	7,986	5,335
Argentinean Peso	3,404	2,412
Brazilian Real	3,225	1,596
Czech Crown	3,217	3,214
Pound Sterling	2,849	2,543
Thai Baht	1,366	1,569
Polish Zloty	1,292	—
Australian Dollar	1,101	—
Other currencies	1,644	1,050

Other receivables

Other receivables at 31 December 2009 mainly comprises euros 8,089 thousand (euros 6,990 thousand at 31 December 2008) reflecting interest receivable from social security-affiliated entities.

On 31 January 2007 one of the Group companies signed an agreement to cancel a plasma supply contract signed by the Group on 31 August 2005. The Group received compensation of US Dollars 10 million, US Dollars

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

5 million of which was recognised under sundry receivables at 31 December 2007. This amount was collected during 2008.

In 2005 the Group made a euros 5,000 thousand advance payment on account to the Spanish Haemophilia Federation relating to an agreement which provides an economic contribution to this entity, which was calculated on the basis of sales of a certain product of the Group between 2005 and 2009. During 2009 euros 2,090 thousand (euros 2,325 thousand in 2008, euros 2,184 thousand in 2007) has been accrued and recognised as an expense under other operating expenses. In 2009 the Group paid euros 1,387 thousand, settling the balance of the advance included under other receivables (euros 703 thousand at 31 December 2008, euros 1,406 thousand at 31 December 2007).

In 2009, 2008 and 2007 certain Grifols Group companies have sold receivables without recourse from several public entities to Deutsche Bank, S.A.E. According to these contacts, the Group receives an initial payment which usually amounts to approximately 90% of the nominal amount of the receivables. Receipt of the deferred amount (remainder of the nominal amount) is collected by the Group once Deutsche Bank has collected the nominal amount of the receivables and until then the pending amount is recognised in the balance sheet as a receivables. Because the receivables are with public entities it is considered that there is very low credit risk. At 31 December 2009 euros 13,675 thousand is receivable for this deferred amount (euros 9,434 thousand at 31 December 2008). Initial payment is made when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred control of the receivables to Deutsche Bank and therefore, the Group has derecognised the total initial payment on its balance sheet, since all risks and rewards have been transferred.

Certain foreign group companies have also entered into contracts to sell receivables without recourse to financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts amount to euros 116.3 million in 2009 (euros 82.9 million in 2008).

The finance cost of these operations for the Group totals approximately euros 2,531 thousand which has been recognised under finance costs in the 2009 consolidated income statement (euros 2,128 thousand in 2008, euros 1,235 thousand in 2007) (see note 26).

Receivables from public entities are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Taxation authorities, VAT	7,451	21,062
Taxation authorities, grants	—	173
Social Security	107	118
Other public entities	618	1,081

Public entities, other receivables	8,176	22,434

Current tax assets

Current tax assets are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Recoverable income tax:
Current year	7,188	3,746
Prior years	614	1,682

Current tax assets	7,802	5,428

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(14)	Other Current Financial Assets

Details of this caption of the consolidated balance sheet at 31 December 2009 and 2008 are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Current investments	5,943	6,657
Guarantee deposits	209	23
Current loans to third parties	395	—
Financial derivatives (note 30)	1,670	—

Total other current financial assets	8,217	6,680

Current financial investments comprise current guarantee deposits held in financial institutions.

(15)	Equity

Details of consolidated equity and changes are shown in the consolidated statement of changes in equity, which forms an integral part of the consolidated financial statements.

(a)	Share capital

At 31 December 2009 and 2008 the Company’s share capital is represented by 213,064,899 ordinary shares of euros 0.50 par value each, which are subscribed and fully paid and have the same voting and profit-sharing rights.

These shares are freely transferable.

The Company only has information on the identity of its shareholders when this information is provided voluntarily or to comply with prevailing legislation. Based on the information available to the Company, its most significant shareholders at 31 December 2009 and 2008 are as follows:

	Percentage Ownership
	31/12/09	31/12/08

Scranton Enterprises, B.V.	10.65%	10.65%
Other	89.35%	89.35%

	100.00%	100.00%

There have been no movements in share capital during 2009 and 2008.

(b)	Share premium

There were no movements in share premium in 2009.

In June 2008, the Company agreed to distribute a dividend with a charge to 2007 and a to share premium for euros 0.165 per share, which resulted in a total gross dividend of euros 34.8 million. Share premium decreased euros 10,030 thousand in 2008 as a result of this distribution (see consolidated statement of changes in equity).

(c)	Reserves

The availability of the reserves is subject to legislation applicable to each of the Group companies. At 31 December 2009, euros 25,987 thousand of research and development costs (euros 23,421 thousand at 31 December 2008) are not freely available.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Parent.

(d)	Own shares

During the year ended 31 December 2008 the Company carried out the following operations with own shares:

		Thousands of
	No. of Shares	Euros

Balance at 1 January 2008	2,100,463	28,893
Acquisitions	361,159	4,880
Disposals	(50,000)	(686)

Balance at 31 December 2008	2,411,622	33,087

During the year ended 31 December 2009 the Company carried out the following operations with own shares:

		Thousands of
	No. of Shares	Euros

Balance at 1 January 2009	2,411,622	33,087
Acquisitions	2,176,929	25,186
Disposals	(4,535,225)	(57,596)

Balance at 31 December 2009	53,326	677

As a result, the Company holds own shares equivalent to 0.03% of its capital at 31 December 2009 (1.13% at 31 December 2008).

(e)	Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The distribution of the Company’s profits for the years ended 31 December 2009 and 2008 are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Legal reserves	2,649	6,496
Other reserves	11,561	9,776
Dividends	27,229	48,691
Interim dividends	31,960	—

	73,399	64,963

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The dividend per share distributed in 2008 is as follows:

	2008
	% of par	Euro per
	Value	Share	Amount
	Thousands of Euros

Ordinary shares	34	0.17	34,767

Total dividends paid in 2008	34	0.17	34,767

Dividends with a charge to profits	24	0.12	24,737
Dividends with a charge to reserves or share premium	10	0.05	10,030

Total dividends paid in 2008	34	0.17	34,767

The dividend per share distributed at 30 June 2009 is as follows:

	30/06/2009
	% of par	Euro per
	Value	Share	Amount
	Thousands of Euros

Ordinary shares	46	0.23	48,691

Total dividends paid in June 2009	46	0.23	48,691

Dividends with a charge to profits	46	0.23	48,691

Total dividends paid in June 2009	46	0.23	48,691

The dividend per share (interim dividend) distributed in December 2009 is as follows:

	31/12/2009
	% of par	Euro per
	Value	Share	Amount
	Thousands of Euros

Ordinary shares	30	0.15	31,960

Total dividends paid in December 2009	30	0.15	31,960

Interim dividend	30	0.15	31,960

Total dividends paid in December 2009	30	0.15	31,960

The provisional accounting statement prepared in accordance with statutory requirements in Spain, demonstrated that sufficient cash was available for distribution of the interim dividend in December 2009.

(f)	Cash flow hedges

To cover the interest rate risk related to the issuance of corporate bonds by Grifols, Inc. a swap was contracted in July 2009 to hedge the interest rate of 10-year US government bonds, with a nominal amount of US Dollars 200 million and maturity on 21 September 2009, swapping a variable interest rate for a fixed rate. At the date of redemption, the valuation resulted in a financial cost of euros 3,275 thousand, which has been recognised in equity, net of the tax effect under “Cash flow hedges” and deferred over the term of the ten-year corporate bond (see notes 20 and 30).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(16)	Earnings per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Company divided by the weighted average number of ordinary shares in circulation throughout the year, excluding own shares.

Details of the calculation of basic earnings per share are as follows:

	2009	2008	2007

Profit for the year attributable to equity holders of the Parent (thousands of euros)	147,972	121,728	87,774
Weighted average number of ordinary shares in circulation	209,451,806	210,707,597	212,106,273

Basic earnings per share (euros per share)	0.706	0.578	0.414

The weighted average number of ordinary shares issued is determined as follows:

	Number of Shares
	2009	2008	2007

Issued ordinary shares at 1 January	210,653,277	210,964,436	213,064,899
Effect of own shares	(1,201,471)	(256,839)	(958,626)

	209,451,806	210,707,597	212,106,273

Diluted earnings per share are calculated by dividing profit attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2009, 2008 and 2007 basic and diluted earnings per share are the same as no potential diluting effects exist.

(17)	Minority Interests

Details of minority interests and movement during the year ended 31 December 2008 are as follows:

	Balances at			Translation	Balances at
	31/12/07	Additions	Disposals	Differences	31/12/08
	Thousands of Euros

Grifols (Thailand) Pte Ltd.	764	334	(15)	(106)	977
Grifols Malaysia Sdn Bhd.	217	54	—	2	273

	981	388	(15)	(104)	1,250

Details of minority interests and movement during the year ended 31 December 2009 are as follows:

	Balances at		Business		Translation	Balances at
	31/12/08	Additions	Combinations	Disposals	Differences	31/12/09
	Thousands of Euros

Grifols (Thailand) Pte Ltd.	977	308	—	(112)	30	1,203
Grifols Malaysia Sdn Bhd.	273	35	—	—	(5)	303
Woolloomooloo Holdings Pty Ltd.	—	(745)	9,876	(106)	1,626	10,651

	1,250	(402)	9,876	(218)	1,651	12,157

			(note 3.3)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(18)	Grants

Details are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Capital grants	2,025	2,015
Interest-rate grants (preference loans)	286	338

Grants	2,311	2,353

Details of capital grants are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Total amount of capital grant:
Prior to 1995	330	330
1995	627	627
1996	54	54
1997	426	426
1998	65	65
1999	42	42
2000	181	181
2001	214	214
2002	626	626
2004	1,940	1,940
2005	35	35
2006	35	35
2007	33	33
2008	124	124
Current period	742	—

	5,474	4,732
Less, revenues recognised:
Prior years	(2,444)	(2,189)
Current year	(696)	(255)

	(3,140)	(2,444)
Translation differences	(309)	(273)

Net value of capital grants	2,025	2,015

At 31 December 2009 interest-rate grants (preference loans) include euros 286 thousand (euros 338 thousand at 31 December 2008) of implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Movement during 2007 is as follows:

	Balances at		Transfers to	Balances at
	31/12/06	Additions	Profit or Loss	31/12/07

Interest-rate grants (preference loans)	2,326	614	(477)	2,463

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Movement during 2008 is as follows:

	Balances at		Transfers to	Balances at
	31/12/07	Additions	Profit or Loss	31/12/08

Interest-rate grants (preference loans)	2,463	561	(2,686)	338

Movement during 2009 is as follows:

	Balances at		Transfers to	Balances at
	31/12/08	Additions	Profit or Loss	31/12/09

Interest-rate grants (preference loans)	338	440	(492)	286

(19)	Provisions

Details of provisions at 31 December are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Non-current provisions(a)
Provisions for pensions and similar obligations	595	951
Other provisions	637	2.094

Non-current provisions	1,232	3,045

	31/12/09	31/12/08
	Thousands of Euros

Current provisions(b)
Trade provisions	4,702	3,830

Current provisions	4,702	3,830

(a)	Non-current provisions

At 31 December 2009 and 2008 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in non-current provisions in 2008 was as follows:

	Balances at		Translation	Balances at
	31/12/07	Charges	Differences	31/12/08
	Thousands of Euros

Non-current provisions	999	2,051	(5)	3,045

Movement in non-current provisions in 2009 was as follows:

	Balances at	Business			Translation	Balances at
	31/12/08	Combination	Reversal	Cancellation	Differences	31/12/09
	Thousands of Euros

Non-current provisions	3,045	102	(1,411)	(457)	(47)	1,232

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(b)	Current provisions

Movement in trade provisions in 2008 was as follows:

	Balances at			Translation	Balances at
	31/12/07	Reversal	Cancellation	Differences	31/12/08
	Thousands of Euros

Trade provisions	3,957	(97)	(30)	—	3,830

Movement in trade provisions in 2009 is as follows:

	Balances at	Business		Translation	Balances at
	31/12/08	combination	Charges	Differences	31/12/09
	Thousands of Euros

Trade provisions	3,830	198	636	38	4,702

(20)	Financial Liabilities

This note provides information on the contractual conditions of loans obtained by the Group, which are measured at amortized cost, except for the financial derivative, which is measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Non-current financial liabilities

Details at 31 December are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Non-current financial liabilities
Corporate bonds (a.1)	410,552	—	—

Bonds	410,552	—	—
Club Deal / Syndicated loan (a.2)	195,471	225,320	138,211
Other loans (a.2)	90,961	79,069	34,727
Finance lease liabilities (a.3)	6,202	7,124	5,487

Loans and borrowings	292,634	311,513	178,425

Loans and borrowings and bonds or other non-current marketable securities(a)	703,186	311,513	178,425
Preference loans extended by the Spanish Ministry of Science and Technology(b)	11,135	10,685	9,670
Debt on the acquisition of the plasma centre(b)	1,050	1,098	—
Debt with Novartis(b)	—	759	1,394
Other	367	—	—

Other non-current financial liabilities(b)	12,552	12,542	11,064

	715,738	324,055	189,489

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Non-current loans and borrowings arrangement are shown net of the loan arrangement expenses which are pending amortisation:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Club Deal / Syndicated loan	1,195	1,237	172
Other	910	1,008	851

	2,105	2,245	1,023

(a)	Loans and borrowings and bonds or other non-current marketable securities

(a.1)  Corporate Bonds

On 21 September 2009 the Group, through Grifols Inc., concluded the first private placement of corporate bonds in the USA totalling US Dollars 600 million. The issue was subscribed by 22 qualified investors, 90% in US Dollars and the remaining 10% in Pounds Sterling and euros. The issue was structured in three tranches: US Dollars 200 million at 12 years, US Dollars 300 million at 10 years and US Dollars 100 million at 7 years, with spreads over the yields of the 10 year US Treasury bond of 370 basis points for those issued at 12 years, 350 basis points for those issued at 10 years and 335 basis points for 7 year bonds.

Expenses directly chargeable to the operation amounted to euros 5,967 thousand, of which, euros 150 thousand, have been recognised as expenses during the year.

Funds raised will enable the Group to extend the term of its financial borrowings from current to non-current, at the same time ensuring the availability of financial resources required to consolidate its plans for the future. Funds raised have therefore been used to settle current and non-current liabilities and the remaining amount has been used in current investments classified under “Cash and cash equivalents” for an equivalent amount of euros 237,777 thousand. This amount has been invested mainly in US Dollar deposits with financial institutions of recognised solvency.

With the issuance of the bonds, an interest rate hedge was contracted for the interest on the 10-year loan from the US government (see notes 15 (f) and 30).

This issuance of corporate bonds is subject to compliance with certain financial ratio covenants. At 31 December 2009 the Group complies with these financial ratio covenants.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Details of the issue of corporate bonds in 2009 are as follows:

Thousands of
Euros

Opening balance
Issuance of corporate bonds in the USA	409,411
Transaction costs	(5,967)

403,445

Movements
Transferred to profit and loss	150
Corporate bonds issued in the USA, exchange differences	338
Translation differences	6,620
Closing balance
Corporate bonds issued in the USA	416,465
Transaction costs	(5,913)

410,552

(a.2)  Other non-current loans and borrowings

Details of the terms and conditions of non-current loans and borrowings at 31 December 2009, 2008 and 2007 are included in Appendix IV, which forms an integral part of these notes to the consolidated financial statements.

At 26 May 2008 a Club Deal refinancing agreement was signed with 24 financial entities for euros 350 million (including the option to draw down a tranche of the loan in US Dollars), in order to refinance the non-current syndicated loan then existing. This loan provided the Group with a significant margin for leverage to carry out planned investment programmes.

This syndicated loan, which matures on 26 May 2013, is subject to compliance with certain financial ratio covenants. In accordance with the agreed-upon conditions, the level of compliance with financial ratios and levels is determined at year end. The Company is required to provide financial information to the lending banks within the six-month period subsequent to 31 December of each year for the duration of the contract.

At 31 December 2008 euros 30 million of the Club Deal loan has been drawn down in US Dollars.

In 2009 the 24 financial entities and the Company unanimously agreed to a novation of the syndicated loan. The net financial debt/equity ratio was replaced by the minimum equity ratio. This replacement unifies all syndicated loan ratios with the bond issuance carried out by the Group in the USA.

At 31 December 2009, 2008 and 2007 the Group fulfilled the financial covenants established in the syndicated loan contract.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(a.3)  Finance lease liabilities

Details of minimum payments and the current finance lease liabilities, by maturity date, are as follows:

	31/12/09		31/12/08
	Current	Non-Current	Current	Non-Current
	Thousands of Euros

Minimum payments	5,088	6,675	5,491	7,667
Interest	(354)	(473)	(551)	(543)

Present value	4,734	6,202	4,940	7,124

	31/12/09			31/12/08
	Minimum			Minimum		Present
	Payments	Interest	Present Value	Payments	Interest	Value
	Thousands of Euros

Maturity at:
Less than one year	5,088	354	4,734	5,491	551	4,940
Two years	3,364	200	3,164	4,050	302	3,748
Three years	1,382	114	1,268	2,099	129	1,970
Four years	831	72	759	580	63	517
Five years	577	41	536	536	34	502
More than five years	521	46	475	402	15	387

Total	11,763	827	10,936	13,158	1,094	12,064

(a.4)  Maturity of non-current loans and borrowings and bonds

Details of maturity of non-current loans and borrowings and bonds at 31 December 2009 and 2008 are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Maturity at:
Two years	81,388	46,231
Three years	79,696	77,586
Four years	75,905	76,261
Five years	12,506	69,382
More than five years	453,691	42,053

	703,186	311,513

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(b)	Other non-current financial liabilities

Details of the interest-free preference loans extended by the Spanish Ministry of Science and Technology, to various group companies are as follows:

			31/12/09		31/12/08
Company	Date Awarded	Amount Awarded	Non-Current	Current	Non-Current	Current
		Thousands of Euros

Instituto Grifols, S.A.	22/02/2002	749	—	—	—	106
Instituto Grifols, S.A.	31/01/2001	637	—	86	81	86
Instituto Grifols, S.A.	13/02/2002	691	89	94	173	94
Instituto Grifols, S.A.	17/01/2003	1,200	307	165	451	165
Instituto Grifols, S.A.	13/11/2003	2,000	762	279	993	279
Instituto Grifols, S.A.	17/01/2005	2,680	1,345	375	1,646	375
Instituto Grifols, S.A.	29/12/2005	2,100	1,253	288	1,471	287
Instituto Grifols, S.A.	29/12/2006	1,700	1,190	234	1,357	—
Instituto Grifols, S.A.	27/12/2007	1,700	1,324	—	1,256	—
Instituto Grifols, S.A.	31/12/2008	1,419	1,131	—	1,089	—
Instituto Grifols, S.A.	16/01/2009	1,540	1,249	—	—	—
Laboratorios Grifols, S.A.	20/03/2001	219	—	30	28	30
Laboratorios Grifols, S.A.	29/01/2002	210	27	29	53	29
Laboratorios Grifols, S.A.	15/01/2003	220	56	30	83	30
Laboratorios Grifols, S.A.	26/09/2003	300	111	41	144	41
Laboratorios Grifols, S.A.	22/10/2004	200	100	28	123	28
Laboratorios Grifols, S.A.	20/12/2005	180	107	25	126	25
Laboratorios Grifols, S.A.	29/12/2006	400	273	54	312	—
Laboratorios Grifols, S.A.	27/12/2007	360	242	—	266	—
Laboratorios Grifols, S.A.	31/12/2008	600	478	—	460	—
Diagnostic Grifols, S.A.	27/11/2008	857	468	129	573	129
Grifols Engineering, S.A.	21/04/2009	524	447	—	—	—
Grifols Engineering, S.A.	21/04/2009	203	176	—	—	—

		20,689	11,135	1,887	10,685	1,704

In 2009 the implicit borrowing costs taken to profit and loss amount to euros 616 thousand (euros 516 thousand in 2008, euros 477 thousand in 2007) (see note 26).

At 31 December 2009 this caption also includes euros 1,133 thousand (euros 1,330 thousand at 31 December 2008) comprising the euros equivalent of the debt in US Dollars payable in the long term to Amerihealth Plasma, LLC for the plasma centre acquired in the USA. Deferred finance expenses resulting from this transaction amount to euros 83 thousand (euros 232 thousand at 31 December 2008) and are deducted from the aforementioned amount. Other current financial liabilities include the current portion of this debt which amounts to euros 442 thousand (euros 883 thousand at 31 December 2008).

At 31 December 2008 this caption included euros 826 thousand (euros 1,562 thousand at 31 December 2007) comprising the non-current debt with Novartis Vaccines and Diagnostics, Inc. for the licence contract signed by a Group company during 2006. Deferred finance expenses resulting from this transaction amounted to euros 67 thousand (euros 168 thousand at 31 December 2007) and were deducted from the aforementioned amount. Other current financial liabilities include the current portion of this debt which amounted to euros 779 thousand (euros 806 thousand at 31 December 2008 and euros 762 thousand at 31 December 2007).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Details of the maturity of other non-current financial liabilities are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Maturity at:
Two years	2,632	3,393
Three years	2,883	2,127
Four years	2,026	1,923
Five years	1,867	1,676
More than five years	3,144	3,423

	12,552	12,542

Current financial liabilities

Details at 31 December are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Current financial liabilities
Bonds(c.1)	6,407	5,580
Interest of issuance corporate bonds in the USA(c.1)	6,716	—

Bonds	13,123	5,580
Club Deal/Syndicated loan(c.2)	33,014	(200)
Other loans(c.2)	63,120	137,227
Finance lease liabilities(c.2)	4,734	4,940
Loans and borrowings	100,868	141,967

Loans and borrowings and bonds and other marketable securities(c)	113,991	147,547
Financial derivatives (note 30)	3,333	796
Preference loans extended by the Spanish Ministry of Science and Technology(b)	1,887	1,704
Receivables from social security affiliated entities transferred to
a financial institution(d)	5,459	5,274
Debt on the acquisition of the plasma centre(b)	442	883
Debt with Novartis(b)	779	806
Debt for acquisition of Plasma Collection Centres, Inc.	—	—
Guarantee deposits received	59	56
Other current financial payables	271	166
Other current financial liabilities	12,230	9,685

	126,221	157,232

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Current loans and borrowings arrangement are shown net of the loan arrangement expenses which are pending amortisation:

	31/12/09	31/12/08
	Thousands of Euros

Syndicated loan	656	440
Other loans	169	141

	825	581

(c)	Loans and borrowings and bonds or other current marketable securities

(c.1)  Bonds

During 2009, 2008 and 2007 a Group company has issued bearer promissory notes at one year of euros 3,000 nominal amount each and an interest rate of 4.75%, 5.25% and 5%, respectively, which were earmarked for Group employees. At 31 December 2009 promissory notes at a nominal amount of euros 6,510 thousand (euros 5,679 thousand at 31 December 2008 and euros 5,616 thousand at 31 December 2007) have been subscribed.

At 31 December 2009 this caption also includes accrued interest payable on the issuance of the corporate bonds in the USA totalling euros 6,716 thousand.

(c.2)  Other current loans and borrowings

Details of current loans and borrowings are as follows:

	Interest
	Rate(*)	Drawn Down
	Min — Max	31/12/09	31/12/08
		Thousands of Euros

Loans in:
U.S. Dollars	1.034% — 6.093%	3,010	64,207
Euros	1.042% — 6.25%	73,664	58,870
Other currencies	TIIE+2% — 14%	18,449	11,170

		95,123	134,247
Discounted trade notes (note 13)	1.42 — 7.85%	1,298	2,117
Current interest on loans and borrowings		538	1,244
Finance lease payables		5,088	5,491

		102,047	143,099
Less, current portion of deferred finance expenses for leasing		(354)	(551)
Less, current portion of loan arrangement expenses		(825)	(581)

		100,868	141,967

(*)	Loans accrued variable interest rates.

At 31 December 2009 the Group has a drawable borrowing limit of euros 703,231 thousand (euros 741,245 thousand at 31 December 2008).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(d)	Other current financial liabilities

At 31 December 2009 and 2008 other current financial liabilities also include approximately euros 5,459 thousand and euros 5,274 thousand, respectively, which were paid directly by social security affiliated entities and are transferable to Deutsche Bank, S.A.E. under contracts (see note 13).

(21)	Trade and Other Payables

Details are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Suppliers
Suppliers and trade payables	115,337	99,985
Advances received	5,550	7,599
Other	22	29

	120,909	107,613
Public entities, other payables	17,832	9,068
Current income tax liabilities	3,258	16,362

	141,999	133,043

Suppliers

Details of related parties are shown in note 31.

Balances with suppliers include the following payables in foreign currencies:

	31/12/09	31/12/08
	Thousands of Euros

Currency
US Dollar	31,377	30,010
Pound Sterling	266	359
Japanese Yen	162	1.300
Czech Crown	380	403
Chilean Peso	894	285
Brazilian Real	621	536
Australian Dollar	785	—
Swiss Franc	686	—
Other currencies	469	211

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Public entities, other payables

Details are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Taxation authorities, VAT/Canary Islands Tax	3,292	3,718
Taxation authorities, withholdings	8,184	2,537
Social Security	3,027	2,742
Other public entities	3,329	71

Public entities, other payables	17,832	9,068

At 31 December 2009 Other public entities includes a euros 2,781 thousand provision recognised as a result of a different interpretation of a certain tax situation which could be made by the current tax inspection (see note 27 (c)).

Current tax liabilities

Details are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Taxation authorities, income tax:
Current year	3,185	16,073
Prior years	73	289

Current tax liabilities	3,258	16,362

(22)	Other Current Liabilities

Details at 31 December are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Salaries payable	24,367	21,987
Other payables	1,754	1,446

Other current liabilities	26,121	23,433

(23)	Revenues

Revenues are mainly generated by the sale of goods.

The distribution of net consolidated revenues for 2009, 2008 and 2007, by segment, was as follows (see Appendix I):

	31/12/09	31/12/08	31/12/07
	%

Bioscience	76	76	70
Diagnostics	10	10	11
Hospital	10	10	11
Raw materials	3	3	7
Others	1	1	1

	100	100	100

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The geographical distribution of net consolidated revenues is as follows (see Appendix I):

	31/12/09	31/12/08	31/12/07
	%

European Union	47%	50%	54%
United States	32%	36%	34%
Rest of the world	21%	14%	12%

	100%	100%	100%

Net consolidated revenues include net sales made in the following foreign currencies:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Currency
US Dollar	349,064	304,445	252,410
Pound Sterling	33,668	36,668	39,709
Mexican Peso	36,472	29,182	22,990
Chilean Peso	21,083	16,047	12,242
Czech Crown	12,863	12,568	13,184
Brazilian Real	21,262	15,916	6,828
Thai Baht	6,483	6,302	5,545
Argentinean Peso	11,323	9,145	5,395
Singapore Dollar	3,940	4,272	3,809
Malaysian Ringgit	21,812	2,488	1,909
Slovak Koruna	—	—	28
Polish Zloty	13,525	—	—
Australian Dollar	6,387	—	—
Swiss Franc	3,849	—	—
New Zealand Dollar	929	—	—

(24)	Personnel Expenses

Details are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Wages and salaries	219,803	191,644	173,927
Contributions to pension plans (note 29)	1,571	1,365	1,619
Other social charges	8,072	6,310	4,901
Social Security	43,722	38,840	28,602

	273,168	238,159	209,049

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(25)	Other Operating Income and Expenses

Other operating expenses

Details are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Changes in trade provisions (notes 12, 30 and 19(b))	1,348	561	(1,253)
Professional services	32,977	29,949	25,022
Supplies and other materials	28,859	26,874	22,274
Operating leases (note 28 (a))	17,364	16,583	11,142
Freight	20,518	19.485	15,707
Repairs and maintenance costs	21,365	17,642	12,978
Advertising	15,580	16.872	13,830
Insurance	10,803	10.367	10,787
Royalties and service charges	4,954	8,760	5,236
Travel expenses	11,935	14,210	11,962
External services	25,024	21,891	18,465
Others	12,654	9,094	6,889

Other operating expenses	203,381	192,288	158,273

Other operating income

Details are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Income from insurance claims	807	584	780
Grants	378	497	908
Other income	258	208	634

Other operating income	1,443	1,289	2,322

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(26)	Finance Income and Expense

Details are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Interest from Social Security	6,510	2,212	2,847
Other finance income	557	470	1,679

Finance income	7,067	2,682	4,526

Syndicated loan (other finance expenses)	(747)	(1,849)	(694)
Syndicated loan (interest)	(6,289)	(12,152)	(9,042)
Finance expenses from sale of receivables (note 13)	(2,531)	(2,128)	(786)
Interests costs of Corporate bonds issued in the USA (note 20)	(6,766)	—	—
Implicit interest on preference loans (note 20(b))	(616)	(516)	(477)
Capitalised interest*	1,278	—	—
Other finance expenses	(11,416)	(12,660)	(12,524)

Finance expenses	(27,087)	(29,305)	(23,523)

Change in fair value of financial derivatives (note 30)	(587)	(1,268)	829
Impairment and losses on disposal of financial instruments	(245)	0	0
Exchange differences	(1,733)	(2,825)	(4,618)

Finance income and expense	(22,585)	(30,716)	(22,786)

*	Since 1 January 2009 the Group has capitalised interest at a rate of between 3% and 4% (see note 3 (e)).

(27)	Income Tax

Companies present annual income tax returns. The standard rate of tax is 30% for 2009 and 2008 and 32.5% for 2007 (see section b) below) for Spanish companies, which may be reduced by certain credits.

Grifols, S.A. is authorised to present a consolidated tax return with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Logister, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Arrahona Optimus, S.L. and Gri-Cel, S.A. (since 2009). Grifols, S.A., in its capacity as Parent, is responsible for the presentation and payment of the consolidated tax return.

The North-American company Grifols, Inc. is also authorised to present consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC, Biomat USA, Inc., Plasmacare, Inc. and Plasma Collection Centers, Inc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

a)	Reconciliation of accounting and taxable income

Details of the income tax expense are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Profit for the year before income tax	203,994	172,269	123,587
Tax at 30% / 30% / 32.5%	61,198	51,680	40,166
Permanent differences	1,935	2,678	104
Effect of different tax rates	5,159	4,366	769
Deductions for research and development	(8,106)	(5,403)	(4,728)
Other deductions	(4,548)	(4,199)	(837)
Expense for income tax in prior years	445	(3)	21
Other income tax expenses/(income)	341	1,034	(256)

Total income tax expense	56,424	50,153	35,239

Deferred tax expenses	8,832	6,987	6,414
Current income tax	47,592	43,166	28,825

Total	56,424	50,153	35,239

b)	Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Tax Effect
	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Assets
Rights to tax deductions	5,992	13,215	19,667
Tax loss carryforwards	88	163	181
Fixed assets, amortisation and depreciation	728	299	651
Unrealised margins on inventories	19,814	17,222	6,613
Provision for bad debts	444	281	332
Inventories	225	1,004	985
Cash flow hedges	1,247	—	—
Others	4,857	2,113	5,681

	33,395	34,297	34,110

Liabilities
Goodwill	15,186	12,423	9,661
Revaluations of assets	15,011	15,345	15,302
Fixed assets, amortisation and depreciation	23,873	14,028	13,537
Finance leases	3,634	3,647	2,917
Inventories	—	2,041	—
Provision for investments	873	2,322	2,322
Others	1,748	2,163	55

	60,325	51,969	43,794

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Movement in deferred tax assets and liabilities is as follows:

	2009	2008	2007
	Thousands of Euros

Deferred tax assets
Balance at 1 January	34,297	34,110	41,451
Movements during the year	(1,478)	687	(7,068)
Business combinations (note 3.3)	500	—	—
Adjustments for changes in tax rate through profit and loss	69	(514)	87
Adjustments for changes in tax rate through equity	—	—	101
Translation differences	7	14	(461)

Balance at 31 December	33,395	34,297	34,110

	2009	2008	2007
	Thousands of Euros

Deferred tax liabilities
Balance at 1 January	51,969	43,794	45,862
Movements during the year	7,423	6,721	(438)
Business combinations (note 3.3)	1,761	—	—
Adjustments for changes in tax rate through profit and loss	—	439	(129)
Translation differences	(828)	1,015	(1,501)

Balance at 31 December	60,325	51,969	43,794

On 28 November 2006 Law 35 on Personal Income Tax was published, which partially modified the Corporate Income Tax Law in Spain. This law establishes that an additional provision to the modified text of the Corporate Income Tax Law enacted by Royal Decree Law 4 dated 5 March 2004 was applicable for periods starting 1 January 2007 which states that the income tax rate for tax periods starting on 1 January 2007 will be 32.5% and 30% for tax periods starting on 1 January 2008 and thereafter. At 31 December 2007 the Spanish companies’ deferred tax assets and liabilities were recalculated in accordance with the new criteria. The effect of this adjustment was a profit of euros 523 thousand at 31 December 2007 (recognised as other income tax recoverable) and an increase in reserves of euros 100 thousand. The net effect of this adjustment due to the change in tax rates in deferred tax assets and liabilities was euros 623 thousand at 31 December 2007.

As permitted by Royal Decree — Law 3/1993 governing urgent tax and financial measures and Royal Decrees — Law 7/1994 and Law 2/1995 governing accelerated depreciation of property, plant and equipment for investments which generate employment, the Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Tax Effect
	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Available-for-sale financial assets	(69)	3	43
Cash flow hedges (note 15(g))	1,247	—	—

	1,178	3	43

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The remaining assets and liabilities recognised in 2009, 2008 and 2007 were recognised on the income statement.

No other significant temporary differences which have generated deferred tax liabilities have arisen from investments in subsidiaries or associates.

The Spanish consolidated companies had deductions pending application at 31 December 2009 and 2008 mainly in respect of research and development, which are detailed below:

Year of Origin	2009	2008	Applicable through

2005	—	113	2020
2006	—	2,345	2021
2007	—	4,792	2022
2008	417	5,965	2023
2009 (estimated)	5,575	—	2024

	5,992	13,215

At 31 December 2009 the Group recognised a tax credit of euros 5,992 thousand (euros 13,215 thousand at 31 December 2008) from the deductions pending application, as its future recovery was reasonably assured.

At 31 December 2009 the Group has future tax deductions of euros 25,806 thousand (euros 27,927 thousand at 31 December 2008) pending application as a result of goodwill generated on the acquisition of Biomat USA, Inc. This amount will be deducted annually from the taxable profits until 2022, without being limited by the amount of tax payable in any one year. The amount that will be deducted in 2009 at the rate of 30% will be euros 2,121 thousand. The Group has recognised a deferred tax liability of euros 12,727 thousand in respect of this item at 31 December 2009 (euros 10,606 thousand at 31 December 2008).

At 31 December 2009 the Group also has future tax deductions of euros 10,368 thousand (euros 11,010 thousand at 31 December 2008) pending application as a result of goodwill generated on the acquisition of Plasmacare, Inc. This amount will be deducted annually from the taxable profits until 2026, without being limited by the amount of tax payable in any one year. The amount deducted in 2009 at the rate of 30% has been euros 641 thousand. The Group has recognised a deferred tax liability of euros 2,459 thousand in respect of this item at 31 December 2009 (euros 1,817 thousand at 31 December 2008).

At 31 December 2009 the Group has recognised loss carryforwards of euros 88 thousand (euros 163 thousand at 31 December 2008 and euros 181 thousand at 31 December 2007) corresponding to the North-American companies Biomat USA, Inc and Grifols USA, LLC.

The Group has not recognised the tax effect of loss carryforwards of euros 1,117 thousand (euros 635 thousand at 31 December 2008 and euros 696 thousand at 31 December 2007) from Grifols Portugal as deferred tax assets. The remaining companies do not have significant loss carryforwards which have not been recognised.

c)	Years open to inspection

In accordance with current legislation, taxes cannot be considered definitive until they have been inspected and agreed by the taxation authorities or before the prescribed inspection period has elapsed.

During 2009 the following events have arisen in relation to the tax inspections performed in Group companies:

•	Notification of the completion of the inspection of Biomat USA, Inc., resulting in a favourable conclusion.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The following Group companies are being inspected at 31 December 2009:

•	Grifols, S.A., Instituto Grifols, S.A., Laboratorios Grifols, S.A. and Movaco, S.A.: income tax for 2004 to 2007, Value Added Tax , personal income tax and capital gains tax for 2005 to 2007.

Inspection is still underway at 31 December 2009. The Company expects the inspection to be concluded in mid-2010.

Due to, among other reasons, differences in interpretation of tax legislation and rulings affecting the tax treatment of certain transactions, the Group’s directors have set up a provision of euros 2,781 thousand in 2009, which is recognised under “income tax” in the income statement and under “public entities, other”, in the balance sheet (see note 21).

•	Grifols Italia, S.p.A.: income tax, VAT and withholdings for 2006. Group management does not expect any significant liabilities to arise as a result of inspection.

•	Logística Grifols, S.A. de CV: Tax ruling on the financial statements, taxes, audit work papers, foreign trade and banking operations for 2006. Group management does not expect any significant liabilities to arise as a result of inspection.

At 31 December 2008 the following events had arisen in relation to the tax inspections performed in Group companies:

•	Notification of the favourable completion of the inspection of Grifols Deutschland, except for a euros 150 thousand which was taken to profit and loss in 2008.

•	Notification of the favourable completion of the inspection of Grifols, Inc., Grifols Biologicals, Inc., Grifols USA, Inc. and Plasmacare, Inc.

•	At 31 December 2008 Biomat Usa, Inc. was being inspected by the pertinent tax authorities. The Group’s management did not expect any significant additional assessments to arise as a result of this inspection.

(28)	Operating Leases

(a)	Operating leases (as lessee)

At 31 December 2009 and 2008 the Group leased buildings from third parties under operating leases.

The Group has warehouses and buildings contracted under operating leases. The duration of these lease contracts ranges from between 1 to 30 years. Contracts may be renewed on termination. Lease instalments are adjusted periodically in accordance with the price index established in each contract. One Group company has entered into lease contracts which include contingent rents. These contingent rents have been based on production capacity, surface area used and the real estate market and are expensed on a straight line basis.

Operating lease installments of euros 17,364 thousand have been recognised as an expense for the year at 31 December 2009 (euros 16,583 thousand at 31 December 2008 and euros 11,142 thousand at 31 December 2007). Of this amount euros 17,358 thousand (euros 16,578 thousand at 31 December 2008 and euros 11,128 thousand at 31 December 2007) corresponds to minimum lease payments and euros 6 thousand (euros 5 thousand at 31 December 2008 and euros 14 thousand at 31 December 2007) to contingent rent installments.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Future minimum payments on non-cancellable operating leases at 31 December are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Maturity:
Up to 1 year	10,098	9,575	7,597
Between 1 and 5 years	25,943	24,919	21,864
More than 5 years	8.084	7,192	5,472

Total future minimum payments	44.125	41,686	34,933

(b)	Operating leases (as lessor)

The Group has a building leased to third parties under an operating lease at 31 December 2009, 2008 and 2007. Future minimum payments receivable under non-cancellable operating leases are as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Maturity:
Up to 1 year	91	69	74
Between 1 and 5 years	56	50	109
More than 5 years	10	—	—

Total future minimum payments	157	119	183

This contract does not include contingent rents or purchase options. Income of euros 85 thousand has been recognised in 2009 (euros 70 thousand in 2008, euros 75 thousand in 2007).

(29)	Other Commitments with Third Parties and Other Contingent Liabilities

(a)	Guarantees

The Group has not extended any security or bank guarantees to third parties.

(b)	Obligations with personnel

As described in note 4 (o) section (i), Spanish companies of the Group are obliged to contribute to a defined contribution pension plan. Contributions made by the Group amounted to euros 416 thousand in 2009 (euros 377 thousand at 31 December 2008).

In successive years this contribution will be defined through labour negotiations.

Some foreign subsidiaries of the Group have made contributions of euros 1,155 thousand to complementary pension schemes (euros 988 thousand at 31 December 2008).

(c)	Judicial procedures and arbitration

Details of legal proceeding in which the Company or Group companies are involved are as follows:

Instituto Grifols, S.A.

•	Litigation was initiated in February 2000. Proceedings have been brought jointly against the Company and another plasma fractioning company.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The claimant (an individual) claimed euros 542 thousand in damages due to the alleged contraction of HIV and hepatitis C.

The first instance court in Cadiz fully rejected the claim against Instituto Grifols, S.A. on 25 November 2005.

An appeal was filed, which was rejected by the Cádiz Provincial Court in April 2007, thereby confirming the company’s line of defence. The claimant has filed another appeal before the Supreme Court.

•	A claim brought against the Health Board of Castilla y León in February 2005.

The defendant (an individual) claimed euros 180 thousand in damages due to the alleged contraction of hepatitis C. The health authorities requested that this claim be extended to include the Company.

A court ruling is pending since the Company has contested the claim.

•	The Company was notified in 2007 of a claim for maximum damages of euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected by the Courts. This ruling has been appealed by the group of haemophiliacs and is currently awaiting court decision.

The Group’s legal advisors consider it unlikely that this appeal will reverse the Court ruling.

Grifols Biologicals, Inc.

•	Legal proceedings (consent decree) which were brought against the plasma fractioning centre in Los Angeles.

The blood plasma fractioning centre in Los Angeles is managed through consent decree which was applied for in January 1998 to the Courts by the FDA and US Department of Justice as a result of an infringement of FDA regulations committed by the former owner of the centre (Alpha Therapeutic Corporation, hereinafter A.T.C.). As a result of this consent decree, the Los Angeles centre is subject to strict FDA audits and may only sell products manufactured in the centre subsequent to prior authorisation.

The Company cannot guarantee if or when the consent decree will be lifted.

In March 2004 as a result of improvements to the centre made by the Group, the FDA awarded several free sales certificates for the former ATC products manufactured in this centre.

Based on the current level of compliance, there are no commercial activities that are prohibited or limited by the consent decree.

No provision has been made for these legal issues as the Group considers that these will not have a probable adverse impact at 31 December 2009.

(d)	Long-term materials supply contract

One of the Group’s companies in the USA signed a contract for the supply of raw materials, undertaking to purchase a maximum of 375,000 litres of plasma at a fixed price and until no later than 2010.

The long-term supply contract for plasma signed by the Group in 2008 has been terminated by the Group in 2009 on the grounds of failure by the supplier to meet certain contractual terms. The supplier has not accepted the arguments of the Group and both are presently holding negotiations to settle the dispute in arbitration proceedings, the Directors of the Group being of the opinion that the eventual settlement will not involve any significant additional costs.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(30)	Financial Instruments

Classification

Disclosure of financial instruments by nature and category is as follows:

	31/12/08
			Financial
	Available-for-Sale	Loans and	Liabilities held	Debts and
	Financial Assets	Receivables	for Trading	Payables
	Thousands of Euros

Non-current financial assets	523	1,113	—	—
Other current financial assets	—	6,680	—	—
Interest-rate swap	—	—	(796)	—
Trade and other receivables	—	207,333	—	—
Bank loans	—	—	—	(441,416)
Other financial liabilities	—	—	—	(21,431)
Bonds and other securities	—	—	—	(5,580)
Finance lease liabilities	—	—	—	(12,064)
Trade and other payables	—	—	—	(107,613)
Other current liabilities	—	—	—	(1,446)

	523	215,126	(796)	(589,550)

	31/12/09
			Financial Assets /
	Available-for-Sale	Loans and	(Liabilities) Held	Debts and
	Financial Assets	Receivables	for Trading	Payables
	Thousands of Euros

Non-current financial assets	501	3,230	—	—
Other current financial assets	—	6,547	—	—
Interest-rate swap	—	—	(3,333)	—
Unquoted futures	—	—	1,670	—
Trade and other receivables	—	239,204	—	—
Bank loans	—	—	—	(382,566)
Other financial liabilities	—	—	—	(21,449)
Bonds and other securities	—	—	—	(423,675)
Finance lease liabilities	—	—	—	(10,936)
Trade and other payables	—	—	—	(120,909)
Other current liabilities	—	—	—	(1,754)

	501	248,981	(1,663)	(961,289)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Net losses and gains by financial instrument category

Details are as follows:

Financial assets

	31/12/08
	Assets at Fair
	Value through	Loans and	Available-for-Sale
	Profit or Loss	Receivables	Financial Assets	Total
	Thousands of Euros

Finance income at amortized cost	—	2,682	—	2,682

Net gains in profit and loss	—	2,682	—	2,682

Change in fair value	—	—	(6)	(6)

Net losses in equity	—	—	(6)	(6)

Total	—	2,682	(6)	2,676

	31/12/09
	Assets at Fair
	Value through	Loans and	Available-for-Sale
	Profit or Loss	Receivables	Financial Assets	Total
	Thousands of Euros

Finance income at amortized cost	—	7,067	—	7,067
Change in fair value	2,015	—	—	2,015
Reclassification of equity to profit or loss	—	—	(172)	(172)

Net gains/(losses) in profit and loss	2,015	7,067	(172)	8,910

Change in fair value	—	—	14	14

Net gains in equity	—	—	14	14

Total	2,015	7,067	(158)	8,924

Financial liabilities

	31/12/08
	Liabilities at Fair
	Value through	Debts and
	Profit or Loss	Payables	Total
	Thousands of Euros

Finance expenses at amortized cost	—	(29,305)	(29,305)
Change in fair value	(1,268)	—	(1,268)

Net losses in profit and loss	(1,268)	(29,305)	(30,573)

Total	(1,268)	(29,305)	(30,573)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

	31/12/09
	Liabilities at Fair
	Value through	Debts and	Hedging
	Profit or Loss	Payables	Derivatives	Total
	Thousands of Euros

Finance expenses at amortized cost	—	(27,087)	—	(27,087)
Change in fair value	(2,602)	—	—	(2,602)
Reclassification of equity to profit or loss	—	—	(50)	(50)

Net losses in profit and loss	(2,602)	(27,087)	(50)	(29,739)

Change in fair value	—	—	1,998	1,998

Net gains in equity	—	—	1,998	1,998

Total	(2,602)	(27,087)	(1,948)	(27,741)

Fair value

The fair value of financial assets and financial liabilities does not differ significantly from their carrying amount. A major part of the Company’s debt carries an interest which is indexed to variable base rates for the US dollar and euro currency debt markets, and also reflects market appraisals for credit risk.

The interest rate swap, unquoted futures contract and hedging derivative are measured at fair value using observable market data.

Financial Derivatives

a)  Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

The Group recognised the following swaps at 31 December 2008:

		Negative Value
Financial swap	Par	at 31/12/08		Maturity
	Thousands of Euros

Interest rate swap	50,000	(796)		26/07/11

	50,000	(796)

		(note 20	(b))

The Group has recognised the following financial derivatives at 31 December 2009:

		Negative Value
Derivatives	Par	at 31/12/09	Maturity
	Thousands of Euros

Interest rate swap	50,000	(3,333)	26/07/2013

	50,000	(3,333)

		(note 20)
Unquoted future	23,221,400	1,189	30/12/2010
Unquoted future	26,370,080	481	30/12/2010

	49,591,480	1,670

		(note 14)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

During 2009 the Company contracted two unquoted futures contracts, the notional underlying of which consists of the Company’s shares, with a solvent financial institution. The two contracts have shares 2 million and 2.2 million underlying with an exercise price of euros 11.6107 and euros 11.9864, respectively. The contracts expire on 30 December 2010, although the Company may terminate them prior to this date. The contracts are settled by differences between the market value of the notional underlying and the market price.

b)  Bond issue hedging derivative financial instruments

To cover the interest rate risk related to the issuance of corporate bonds by Grifols, Inc. a swap was contracted in July 2009 to hedge the interest rate of 10-year US government bonds, with a nominal amount of US Dollars 200 million and maturity on 21 September 2009, swapping a variable interest rate for a fixed rate. At the date of redemption, the valuation resulted in a financial cost of euros 3,275 thousand, which has been recognised in equity, net of the tax effect, under “Cash flow hedges” and deferred over the term of the ten-year corporate bond (see notes 15 and 20).

Credit risk

c)  Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2009 and 2008 the maximum level of exposure to credit risk is as follows:

Carrying Amount	Note	31/12/09	31/12/08
		Thousands of Euros

Non-current financial assets	11	3,731	1,636
Other current financial assets	14	6,547	6,680
Financial derivatives	14	1,670	—
Trade receivables	13	207,840	186,324
Other receivables	13	31,364	21,009
Cash and cash equivalents		249,375	6,368

		500,527	222,017

The maximum level of exposure to risk associated with receivables at 31 December 2009 and 2008, by geographical area, is as follows.

Carrying Amount	31/12/09	31/12/08
	Thousands of Euros

Domestic	70,521	72,203
EU countries	47,755	49,144
United States of America	29,130	31,016
United Kingdom	3,054	2,615
Other European countries	5,454	2,348
Other regions	51,926	28,998

	207,840	186,324

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(d)	Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Not matured	120,339	118,449
Less than 1 month	38,278	23,047
1 to 4 months	25,597	22,824
4 months to 1 year	17,357	17,539
More than a year	6,269	4,465

	207,840	186,324

Movement in the provision for bad debts was as follows:

	31/12/09	31/12/08	31/12/07
	Thousands of Euros

Opening balance	3,172	3,285	3,448
Net provisions for the year	712	317	(113)
Net cancellations for the year	(42)	(249)	(48)
Translation differences	196	(181)	(2)

Closing balance	4,038	3,172	3,285

An analysis of the concentration of credit risk is provided in note 5.

Liquidity risk

Details of the contracted maturity date of financial liabilities, including borrowing costs and excluding the effects of offsetting agreements are as follows:

		Carrying						More
		Amount at	Contractual	6 Months	6 – 12	1 – 2	2 – 5	than 5
Carrying Amount	Note	31/12/07	Flows	or Less	Months	Years	Years	Years
		Thousands of Euros

Non-derivative financial liabilities
Bank loans	20	340,891	378,504	8,948	176,901	46,600	131,454	14,601
Other financial liabilities	20	20,619	23,021	9,912	1,307	2,404	6,046	3,352
Bonds and other securities	20	5,521	5,659	5,659	—	—	—	—
Finance lease liabilities	20	9,553	10,879	571	4,163	3,477	2,633	35
Suppliers	21	90,790	90,790	89,070	1,694	26	—	—
Other current liabilities	22	409	409	91	32	—	286	—
Interest rate swap	20	—	—	—	—	—	—	—

Total		467,783	509,262	114,251	184,097	52,507	140,419	17,988

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

		Carrying						More
		Amount at	Contractual	6 Months	6 – 12	1 – 2	2 – 5	than 5
Carrying Amount	Note	31/12/08	Flows	or Less	Months	Years	Years	Years
		Thousands of Euros

Non-derivative financial liabilities
Bank loans	20	441,416	490,446	7,945	144,973	51,615	237,001	48,912
Other financial liabilities	20	21,431	23,830	6,781	2,909	3,392	6,925	3,823
Bonds and other securities	20	5,580	5,702	5,702	—	—	—	—
Finance lease liabilities	20	12,064	13,452	532	5,071	4,140	3,301	408
Suppliers	21	107,613	107,613	105,531	2,082	—	—	—
Other current liabilities	22	1,446	1,446	328	1,118	—	—	—
Derivative financial liabilities
Interest rate swap	20	796	796	796	—	—	—	—

Total		590,346	643,285	127,615	156,153	59,147	247,227	53,462

		Carrying						More
		Amount at	Contractual	6 Months	6 – 12	1 – 2	2 – 5	than 5
Carrying Amount	Note	31/12/09	Flows	or Less	Months	Years	Years	Years
		Thousands of Euros

Non-derivative financial liabilities
Bank loans	20	382,566	412,390	88,707	15,691	88,180	175,041	44,771
Other financial liabilities	20	21,449	27,420	6,927	2,582	4,417	10,076	3,418
Bonds and other securities	20	423,675	687,798	27,440	14,317	57,269	134,317	454,455
Finance lease liabilities	20	10,936	11,334	230	4,751	3,315	2,565	473
Suppliers	21	120,909	120,909	120,550	359	—	—	—
Other current liabilities	22	1,754	1,753	1,753	—	—	—	—
Derivative financial liabilities
Interest rate swap	20	3,333	3,333	—	—	—	3,333	—
Unquoted futures	14	(1,670)	(1,670)	—	(1,670)	—	—	—

Total		962,952	1,263,267	245,607	36,030	153,181	325,332	503,117

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Currency risk

The Group’s exposure to currency risk is as follows:

		31/12/07
		Carrying
		Amount at	Thousands	Thousands
Carrying Amount	Note	31/12/07	of Euros	of USD	Other

Trade receivables	13	174,351	126,629	22,071	25,651
Cash and cash equivalents		5,690	4,150	(1,562)	3.102
Bank loans	20	(340,891)	(287,542)	(48,631)	(4,718)
Bonds and other marketable securities	20	(5,521)	(5,521)	—	—
Trade and other payables	21	(90,790)	(68,003)	(19,423)	(3,364)

Gross balance sheet exposure		(257,161)	(230,287)	(47,545)	20,671

		31/12/08
		Carrying
		Amount at	Thousands	Thousands
	Note	31/12/08	of Euros	of USD	Other

Trade receivables	13	186,324	124,516	38,171	23,637
Cash and cash equivalents		6,368	2,347	2,639	1,382
Bank loans	20	(441,416)	(345,719)	(84,527)	(11,170)
Bonds and other marketable securities	20	(5,580)	(5,580)	—	—
Trade and other payables	21	(107,613)	(74,509)	(30,010)	(3,094)

Gross balance sheet exposure		(361,917)	(298,945)	(73,727)	10,755

		31/12/09
		Carrying
		Amount at	Thousands	Thousands
Carrying Amount	Note	31/12/09	of Euros	of USD	Other

Trade receivables	13	207,840	123,681	45,297	38.862
Cash and cash equivalent		249,372	2,153	208,800	38,419
Bank loans	20	(382,566)	(361,107)	(3,010)	(18.449)
Bonds and other marketable securities	20	(423,675)	(16,407)	(379,118)	(28.150)
Trade and other payables	21	(120,909)	(85,269)	(31,377)	(4.263)

Gross balance sheet exposure		(469,938)	(336,949)	(159,408)	(26,419)

The most significant exchange rates applied during the years are as follows:

	Average Interest Rate			Closing Interest Rate
Euro	2009	2008	2007	31/12/2009	31/12/08	31/12/07

USD	1.38	1.49	1.37	1.44	1.39	1.47

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the euro at 31 December 2009, equity would have increased by euros 35,795 thousand (euros 33,055 thousand at 31 December 2008 and euros 20,760 thousand at 31 December 2007) and profit down by 1,626 thousand (euros 7,637 thousand at 31 December 2008 and euros 4,598 thousand at 31 December 2007). This analysis assumes that all other variables are held constant, especially that interest rates remain constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

A 10% weakening of the US Dollar against the euro at 31 December would have had the opposite effect for the amounts shown above, all other variables being held constant.

Interest-rate risk

Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	2009	2008	2007
	Thousands of Euros

Fixed-interest financial instruments
Financial assets	9,674	8,293	7,979
Financial liabilities	(423,675)	(5,580)	(5,521)

	(414,001)	2,713	2,458
Variable-interest financial instruments
Financial liabilities	(393,502)	(453,480)	(350,444)

	(393,502)	(453,480)	(350,444)

	(807,503)	(450,767)	(347,986)

Sensitivity analysis

A 100 basis point variation in interest rates at the presentation date of 31 December 2009 would have increased / (decreased) equity and consolidated profit after income tax by euros 4,732 thousand. This analysis assumes that all other variables are held constant, especially that exchange rates remain constant.

A 100 basis point variation in interest rates at 31 December 2008 would have increased / (decreased) equity and profit by Euros 3,704 thousand.

A 100 basis point variation in interest rates at 31 December 2007 would have increased (decreased) equity and profit by euros 2,816 thousand.

(31)	Balances and Transactions with Related Parties

a)  Balances with related parties

Details are as follows:

	31/12/09	31/12/08
	Thousands of Euros

Receivables from associates	812	—
Payables to associates	(22)	(52)
Payables to key management personnel	—	—
Payables to members of the board of directors	(121)	(90)
Payables to other related parties	(3,322)	(2,226)

	(2,653)	(2,368)

Payables are included in suppliers and trade payables (see note 21).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

b)  Transactions with related parties

Transactions with related parties have been performed as part of the group’s ordinary trade and have been performed at arm’s length.

Group transactions with related parties during 2007 were as follows:

		Key
		Management	Other Related	Board of Directors
	Associates	Personnel	Parties	of the Company
	Thousands of Euros

Net purchases	105	—	—	—
Net sales	—	—	—	—
Other service expenses	—	—	2,337	120
Personnel expenses	—	4,652	—	1,847

	105	4,652	2,337	1,967

Interest	—	—	—	—
Dividends and other allocated benefits	—	—	—	948
Dividends and other profits received	—	—	—	—

	—	—	—	948

Group transactions with related parties during 2008 were as follows:

		Key
		Management	Other Related	Board of Directors
	Associates	Personnel	Parties	of the Company
	Thousands of Euros

Net purchases	125	—	—	—
Other service expenses	—	—	4,981	180
Personnel expenses	—	4.253	—	1,995

	125	4,253	4,981	2,175

Interest	—	—	—	—
Dividends and other allocated benefits	—	—	—	2,600
Dividends and other profits received	—	—	—	—

	—	—	—	2,600

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Group transactions with related parties during 2009 were as follows:

		Key
		Management	Other Related	Board of Directors
	Associates	Personnel	Parties	of the Company
	Thousands of Euros

Net purchases	86	—	—	—
Net sales	(700)	—	—	—
Other service expenses	—	—	7.257	240
Personnel expenses	—	5,849	—	2,148

	(614)	5,849	7.257	2,388

Interest	—	—	—	—
Dividends and other allocated benefits	—	—	—	6,152
Dividends and other profits received	—	—	—	—

	—	—	—	6,152

Directors representing shareholders interests have received no remuneration during 2009, 2008 and 2007.

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf in 2009, 2008 and 2007. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

(32)	Subsequent Events

Significant events which have occurred after 31 December 2009 are summarised below:

Agreement for the acquisition of Talecris Biotherapeutics Holdings Corp. (Talecris)

On 6 June 2010, the Company entered into an agreement to acquire all the common stock of Talecris for 19.00 USD per share in cash and 0.641 newly-issued non-voting shares of Grifols for each Talecris share. The total implied offer value is 3.4 billion USD and the resulting transaction value, including net debt of the acquiree, is approximately 4.0 billion USD. Grifols will procure to have the non-voting shares listed both in the Spanish stock exchange as well as in NASDAQ before completion. Management estimates that approximately 84 million of non-voting shares will be issued to Talecris shareholders. The offer is subject an approval by the Federal Trade Commission (FTC) of the USA and other regulatory fair competition agencies. In the case that such approval is denied and the acquisition therefore is aborted, Grifols is obliged by the agreement to pay to Talecris a break-up fee of 375 million USD. The initial date for completion of the merger is set on or before March 6, 2011, which, under certain circumstances and by mutual agreement between the parties, could be extended up to September 6, 2011. Grifols has obtained commitment letters from financial institutions covering 4.5 billion USD to cover the cash element of purchase consideration and to refinance existing debt.

July 22, 2010

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES
OPERATING SEGMENTS

	Bioscience			Hospital			Diagnostics			Raw Materials			Others/Unallocated			Consolidated
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(Expressed in thousands of Euros)

Operating income	694,969	617,918	507,600	86,328	82,566	74,683	103,091	85,705	79,709	22,665	22,794	36,151	6,133	5,328	5,148	913,186	814,311	703,291

Total operating income	694,969	617,918	507,600	86,328	82,566	74,683	103,091	85,705	79,709	22,665	22,794	36,151	6,133	5,328	5,148	913,186	814,311	703,291

Profit/(Loss) for the segment	297,584	262,229	176,874	8,374	8,534	10,730	12,136	13,603	17,006	3,850	7,369	6,035	6,133	5,328	5,148	328,077	297,063	215,793

Unallocated expense													(101,549)	(94,102)	(69,439)	(101,549)	(94,102)	(69,439)

Operating profit																226,528	202,961	146,354

Finance income/expenses																(22,585)	(30,716)	(22,786)

Share of profit/(loss) of equity accounted investees	0	0	0	0	0	0	51	24	19	0	0	0	0	0	0	51	24	19

Income tax expense																(56,424)	(50,153)	(35,239)

Profit for the year after tax																147,570	122,116	88,348

Segment assets	994,245	798,843	620,301	68,214	63,660	48,766	82,202	67,087	54,721	1,312	4,379	5,296	—	—		1,145,973	933,969	729,084

Equity accounted investments	—	—	—	—	—		383	374	243	—	—		—	—		383	374	243

Unallocated assets													510,821	245,896	210,242	510,821	245,896	210,242

Total assets																1,657,177	1,180,239	939,569

Segment liabilities	79,988	75,120	68,165	12,579	11,909	2,306	10,763	9,066	7,255	0	0	0	—	—		103,330	96,095	77,726

Unallocated liabilities													975,319	602,865	477,677	975,319	602,865	477,677

Total liabilities																1,078,649	698,960	555,403

Other information:

Amortisation and depreciation	21,893	21,644	20,588	3,808	3,725	3,491	5,261	5,000	4,762	0	67	31	8,592	2,820	2,656	39,554	33,256	31,528

Expenses that do not require cash payments	(2,059)	(1,744)	(1,500)	(70)	32	(4)	(1)	15	59	0	(7)	(81)	(26)	(275)	272	(2,156)	(1,979)	(1,254)

Additions for the year of property, plant & equipment and intangible assets	70,702	65,954	35,098	7,524	9,266	3,452	14,067	14,078	4,954	0	516	0	26,477	39,879	11,991	118,770	129,693	55,495

This Appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES
GEOGRAPHICAL INFORMATION

	European Union			United States			Rest of the World			Consolidated
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(Expressed in thousands of Euros)

Revenues	424,591	404,099	376,905	296,659	290,666	235,929	191,936	119,546	90,457	913,186	814,311	703,291

Assets by geographic areas	714,782	629,237	531,238	821,641	502,797	373,225	120,754	48,205	35,106	1,657,177	1,180,239	939,569

Other information:
Additions for the year of property, plant & equipment and intangible assets	67,387	94,004	30,882	43,726	33,475	23,183	7,657	2,214	1,430	118,770	129,693	55,495

This Appendix forms an integral part of note 6 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Goodwill and Other Intangible Assets
for the year ended
31 December 2009

	Balances at		Business			Translation	Balances at
	31/12/2008	Additions	Combinations	Transfers	Disposals	Differences	31/12/2009
	(Expressed in thousands of Euros)

Goodwill	158,567	0	16,415	0	0	(982)	174,000

			(note 3.2 and 3.3)
Intangible assets
Development costs	47,299	8,146	0	0	0	(31)	55,414
Concessions, patents, licenses brands and similar	40,461	1	6,525	(5)	0	(723)	46,259
Software	22,272	6,700	0	1	(240)	(136)	28,597
Other intangible assets	0	508	0	5	0	0	513

Total cost of intangible assets	110,032	15,355	6,525	1	(240)	(890)	130,783
Accum. amort. of development costs	(23,878)	(5,580)	0	0	0	31	(29,427)
Accum. amort of concessions, patents, licenses, brands & similar	(14,881)	(806)	0	0	0	161	(15,526)
Accum. amort. of software	(13,517)	(3,097)	0	0	132	52	(16,430)

Total accum. amort intangible assets	(52,276)	(9,483)	0	0	132	244	(61,383)
Impairment of other intangible assets	0	(15)	0	0	0	0	(15)

Carrying amount of intangible assets	57,756	5,857	6,525	1	(108)	(646)	69,385

			(note 3.3)

This Appendix forms an integral part of notes 7 and 8 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Goodwill and Other Intangible Assets
for the year ended
31 December 2008

	Balances at		Business			Translation	Balances at
	31/12/2007	Additions	Combinations	Transfers	Disposals	Differences	31/12/2008
	(Expressed in thousands of Euros)

Goodwill	150,243	0	2,372	0	0	5,952	158,567

			(note 3.2)
Intangible assets
Development costs	43,141	5,255	0	0	(1,146)	49	47,299
Concessions, patents, licenses brands and similar	40,790	0	0	0	(1,618)	1,289	40,461
Software	17,704	4,489	0	(59)	(8)	146	22,272

Total cost of intangible assets	101,635	9,744	0	(59)	(2,772)	1,484	110,032
Accum. amort. of development costs	(18,916)	(4,634)	0	(287)	0	(41)	(23,878)
Accum. amort of concessions, patents, licenses, brands & similar	(14,110)	(2,322)	0	287	1,616	(352)	(14,881)
Accum. amort. of software	(11,386)	(2,124)	0	59	10	(76)	(13,517)

Total Accum. amort intangible assets	(44,412)	(9,080)	0	59	1,626	(469)	(52,276)

Carrying amount of intangible assets	57,223	664	0	0	(1,146)	1,015	57,756

This Appendix forms an integral part of notes 7 and 8 to the consolidated financial statements.

APPENDIX II

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Goodwill and Other Intangible Assets
for the year ended
31 December 2007

	Balances at		Business			Translation	Balances at
	31/12/2006	Additions	Combinations	Transfers	Disposals	Differences	31/12/2007
	(Expressed in thousands of Euros)

Goodwill	150,820	0	16,106	0	0	(16,683)	150,243

			(note 3.1)
Intangible assets
Development costs	37,710	5,532	0	0	0	(101)	43,141
Concessions, patents, licenses brands and similar	43,960	0	0	0	(519)	(2,651)	40,790
Software	15,409	2,778	0	5	(298)	(190)	17,704

Total cost of intangible assets	97,079	8,310	0	5	(817)	(2,942)	101,635
Accum. amort. of development costs	(14,306)	(4,610)	0	0	0	0	(18,916)
Accum. amort of concessions, patents, licenses, brands & similar	(12,008)	(3,156)	0	0	412	642	(14,110)
Accum. amort. of software	(9,915)	(1,875)	0	(5)	239	170	(11,386)

Total Accum. amort intangible assets	(36,229)	(9,641)	0	(5)	651	812	(44,412)

Carrying amount of intangible assets	60,850	(1,331)	0	0	(166)	(2,130)	57,223

This Appendix forms an integral part of notes 7 and 8 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Property, Plant and Equipment
for the year ended
31 December 2009

	Balances at		Business			Translation	Balances at
	31/12/08	Additions	Combinations	Transfers	Disposals	Differences	31/12/09
	(Expressed in thousands of Euros)

Cost:
Land and buildings	111,067	9,729	0	22,905	0	(1,101)	142,600
Plant and machinery	287,761	33,994	2,307	27,784	(5,881)	(1,935)	344,030
Under construction	63,620	59,692	0	(50,882)	(757)	(892)	70,781

	462,448	103,415	2,307	(193)	(6,638)	(3,928)	557,411

Accumulated depreciation:
Buildings	(8,049)	(1,514)	0	0	0	61	(9,502)
Plant and machinery	(153,390)	(28,557)	0	192	4,942	609	(176,204)

	(161,439)	(30,071)	0	192	4,942	670	(185,706)

Carrying amount	301,009	73,344	2,307	(1)	(1,696)	(3,258)	371,705

			(note 3.3)

This Appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Property, Plant and Equipment
for the year ended
31 December 2008

	Balances at		Business			Translation	Balances at
	31/12/07	Additions	Combinations	Transfers	Disposals	Differences	31/12/08
	(Expressed in thousands of Euros)

Cost:
Land and buildings	79,845	29,142	0	641	0	1,439	111,067
Plant and machinery	233,812	35,408	3	22,423	(5,939)	2,054	287,761
Under construction	30,079	55,399	0	(23,948)	(128)	2,218	63,620

	343,736	119,949	3	(884)	(6,067)	5,711	462,448

Accumulated depreciation:
Buildings	(6,735)	(1,234)	0	(39)	29	(70)	(8,049)
Plant and machinery	(135,669)	(22,942)	0	923	5,027	(729)	(153,390)

	(142,404)	(24,176)	0	884	5,056	(799)	(161,439)

Carrying amount	201,332	95,773	3	0	(1,011)	4,912	301,009

			(note 3.2)

This Appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Property, Plant and Equipment
for the year ended
31 December 2007

	Balances at		Business			Translation	Balances at
	31/12/06	Additions	Combinations	Transfers	Disposals	Differences	31/12/07
			(Expressed in thousands of Euros)

Cost:
Land and buildings	80,669	2,482	0	(777)	0	(2,529)	79,845
Plant and machinery	224,088	18,570	971	3,995	(5,661)	(8,151)	233,812
Under construction	8,352	26,133	0	(3,223)	(127)	(1,056)	30,079

	313,109	47,185	971	(5)	(5,788)	(11,736)	343,736

Accumulated depreciation:
Buildings	(6,336)	(713)	0	205	0	109	(6,735)
Plant and machinery	(121,780)	(21,174)	0	(200)	3,988	3,497	(135,669)

	(128,116)	(21,887)	0	5	3,988	3,606	(142,404)

Carrying amount	184,993	25,298	971	0	(1,800)	(8,130)	201,332

			(note 3.1)

This Appendix forms an integral part of note 9 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Non-current Loans and Borrowings
for the year ended
31 December 2009

						Loan
			Concession	Maturity	Amount	Arrangement	Carrying
Loan	Currency	Interest Rate	Date	Date	Awarded	Costs	Amount
					Thousands of Euros
	(Expressed in thousands of Euros)

Syndicated loan — Club deal	EUR	Euribor + 0,8%	01/05/2008	26/05/2013	350,000	(2,427)	195,471
Instituto de crédito Oficial	EUR	4.94%	01/06/2006	26/05/2016	30,000	(210)	21,933
Caixa Catalunya — Mortgage loan	EUR	5.25%	01/02/2008	01/02/2018	14,000	(294)	11,733
Banco Santander	EUR	ICO + 1,8%	01/06/2009	01/06/2016	6,000	—	6,000
Caja de Madrid	EUR	Euribor + 1%	05/06/2009	05/06/2016	6,000	—	6,000
Ibercaja	EUR	Euribor + 1,99%	30/07/2009	31/07/2016	1,800	—	1,800
BBVA — Mortgage loan	EUR	6.50%	21/10/2008	31/12/2024	45,000	(676)	33,649
Caixa Catalunya	EUR	4.05%	30/07/2009	25/08/2016	1,440	—	1,440
Banca Toscana	EUR	5.33%	08/05/2008	30/06/2013	3,000	—	1,552
Cofides	EUR	5.61%	01/08/2008	20/08/2017	6,854	—	6,854

					464,094	(3,607)	286,432

Non-current finance lease creditors (see note 20)							6,202

					464,094	(3,607)	292,634

The amounts are shown net of loan arrangement costs, which amount to euros 2,105 thousand in 2009.

This Appendix forms an integral part of note 20 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Non-current Loans and Borrowings
for the year ended
31 December 2008

						Loan
				Maturity	Amount	Arrangement	Carrying
Loan	Currency	Interest Rate	Concession Date	Date	Awarded	Costs	Amount
					Thousands of Euros
	(Expressed in thousands of Euros)

Syndicated loan — Club deal	EUR / USD	Euribor + 0,8%	01/05/2008	26/05/2013	350,000	(1,984)	225,320
Institut Catalá de Finances	EUR	5.70%	27/01/2005	28/02/2010	6,247	(62)	312
Instituto de Crédito Oficial	EUR	4.94%	01/06/2006	26/05/2016	30,000	(210)	25,907
Caixa Catalunya — Mortgage loan	EUR	5.25%	01/02/2008	01/02/2018	14,000	(294)	13,350
BBVA — Mortgage loan	EUR	6.50%	21/10/2008	31/12/2024	45,000	(676)	30,463
Banca Toscana	EUR	5.33%	08/05/2008	30/06/2013	3,000	—	2,183
Cofides	EUR	5.61%	01/08/2008	20/08/2017	6,854	—	6,854

					448,247	(3,226)	304,389

Non-current finance lease creditors (see note 20)							7,124

					448,247	(3,226)	311,513

The amounts are shown net of loan arrangement costs, which amounted to euros 2,245 thousand in 2008.

This Appendix forms an integral part of note 20 to the consolidated financial statements.

APPENDIX IV

GRIFOLS, S.A. AND SUBSIDIARIES

Non-current Loans and Borrowings
for the year ended
31 December 2007

						Loan
			Concession	Maturity	Amount	Arrangement	Carrying
Loan	Currency	Interest Rate	Date	Date	Awarded	Costs	Amount
					Thousands of Euros
	(Expressed in thousands of Euros)

Syndicated loan	EUR	Euribor + 0,7%	01/07/2005	21/06/2011	225,000	(2,925)	138,211
Bancaja	EUR	5.50%	01/05/2000	01/05/2012	902	(9)	304
Institut Català de Finances	EUR	5.70%	27/01/2005	28/02/2010	6,247	(62)	1,548
Instituto de Crédito Oficial	EUR	4.94%	01/06/2006	26/05/2016	30,000	(210)	29,876
BBVA	EUR	5.37%	27/02/2006	24/02/2009	15,000	(60)	2,999

					277,149	(3,266)	172,938

Non-current finance lease creditors (see note 20)							5,487

					277,149	(3,266)	178,425

The amounts are shown net of loan arrangement costs, which amounted to euros 1,023 thousand in 2007.

This Appendix forms an integral part of note 20 to the consolidated financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Talecris Biotherapeutics Holdings Corp.

Talecris Biotherapeutics Holdings Corp.

Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(Unaudited)

	September 30,	December 31,
	2010	2009

Assets
Current assets:
Cash and cash equivalents	$150,530	$65,239
Accounts receivable, net of allowances of $2,613 and $3,461, respectively	170,872	136,978
Inventories	672,728	644,054
Deferred income taxes	88,076	88,652
Prepaid expenses and other	31,969	31,466

Total current assets	1,114,175	966,389
Property, plant, and equipment, net	331,490	267,199
Investment in affiliate	2,534	1,935
Intangible assets	10,880	10,880
Goodwill	172,860	172,860
Deferred income taxes	—	5,848
Other	16,804	19,894

Total assets	$1,648,743	$1,445,005

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$39,715	$71,046
Accrued expenses and other liabilities	198,572	170,533
Current portion of capital lease obligations	832	740

Total current liabilities	239,119	242,319
Long-term debt and capital lease obligations	605,383	605,267
Deferred income taxes	19,552	—
Other	15,348	15,265

Total liabilities	879,402	862,851
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 400,000,000 shares authorized; 124,915,474 and 122,173,274 shares issued and outstanding, respectively	1,246	1,212
Additional paid-in capital	805,473	767,032
Accumulated deficit	(37,432)	(186,446)
Accumulated other comprehensive income, net of tax	54	356

Total stockholders’ equity	769,341	582,154

Total liabilities and stockholders’ equity	$1,648,743	$1,445,005

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Income Statements
(in thousands, except per share amounts)
(Unaudited)

	Nine Months Ended
	September 30,
	2010	2009

Net revenue:
Product	$1,172,278	$1,122,877
Other	18,510	20,219

Total	1,190,788	1,143,096
Cost of goods sold	670,476	663,875

Gross profit	520,312	479,221
Operating expenses:
Selling, general, and administrative	205,007	213,913
Research and development	50,832	51,728

Total	255,839	265,641

Income from operations	264,473	213,580
Other non-operating (expense) income:
Interest expense, net	(34,915)	(61,445)
Merger termination fee	—	75,000
Equity in earnings of affiliate	599	296

Total	(34,316)	13,851

Income before income taxes	230,157	227,431
Provision for income taxes	(81,143)	(74,914)

Net income	149,014	152,517
Less dividends to preferred stockholders	—	(11,744)

Net income available to common stockholders	$149,014	$140,773

Net income per common share:
Basic	$1.21	$76.21

Diluted	$1.16	$1.62

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended
	September 30,
	2010	2009

Cash flows from operating activities:	$149,014	$152,517
Net income
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,482	21,403
Amortization of deferred loan fees and debt discount	3,163	2,823
Share-based compensation expense	14,203	39,625
Change in allowance for doubtful receivables	2,629	3,203
Amortization of deferred compensation	1,911	4,407
Equity in earnings of affiliate	(599)	(296)
Asset impairment	563	1,010
Decrease in deferred tax assets	25,976	8,409
Excess tax benefits from share-based payment arrangements	(10,836)	(1,437)
Other	478	710
Changes in assets and liabilities, excluding the effects of business acquisitions:
Accounts receivable	(36,515)	(17,289)
Inventories	(30,018)	(52,112)
Prepaid expenses and other assets	(1,723)	16,775
Accounts payable	(31,331)	4,825
Accrued expenses and other liabilities	30,600	15,827
Interest payable	8,523	(1,676)

Net cash provided by operating activities	152,520	198,724
Cash flows from investing activities:
Purchases of property, plant, and equipment	(91,691)	(36,291)
Business acquisitions, net of cash acquired	—	(27,113)
Other	507	634

Net cash used in investing activities	(91,184)	(62,770)
Cash flows from financing activities:
Borrowings under Revolving Credit Facility	645	1,090,222
Repayments of borrowings under Revolving Credit Facility	(645)	(1,202,319)
Repayments of borrowings under term loan	—	(5,250)
Financing transaction costs	(394)	—
Repayments of capital lease obligations	(553)	(407)
Proceeds from exercises of stock options	19,251	—
Repurchases of common stock from employees	(4,917)	(4,132)
Excess tax benefits from share-based payment arrangements	10,836	1,437

Net cash provided by (used in) financing activities	24,223	(120,449)
Effect of exchange rate changes on cash and cash equivalents	(268)	465

Net increase in cash and cash equivalents	85,291	15,970
Cash and cash equivalents at beginning of period	65,239	16,979

Cash and cash equivalents at end of period	$150,530	$32,949

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Unaudited Consolidated Financial Statements

1.	Description of Business

We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency-related emphysema, bleeding disorders, infectious diseases, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties with plasma collection centers located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and Melville, New York facilities. The fractionated intermediates are then purified, formulated into final bulk, and aseptically filled into final containers for sale. We also sell the fractionated intermediate products.

The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology/Neurology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, such as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our branded products: Gamunex, Immune Globulin Intravenous (Human), 10% Caprylate/Chromatography Purified (Gamunex, Gamunex IGIV) and Prolastin Alpha-1 Proteinase Inhibitor (Human) (Prolastin, Prolastin A1PI, Prolastin-C A1PI). In March 2010, we launched Prolastin-C A1PI, our next generation A1PI product, in the United States. During the third quarter of 2010, we completed the conversion of our existing U.S. Prolastin patients to Prolastin-C A1PI. During the third quarter of 2010, we launched Prolastin-C A1PI in Canada and completed conversion of our existing Canadian Prolastin A1PI patients to Prolastin-C A1PI in the 2010 fourth quarter. Sales of Gamunex and Prolastin/Prolastin-C A1PI together comprised 75.7% and 74.3% of our net revenue for the nine months ended September 30, 2010 and 2009, respectively. We also have a line of hyperimmune therapies that provides treatment for tetanus, rabies, hepatitis A, hepatitis B, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care/hemostasis, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facilities are a short distance away in Clayton, North Carolina. Our Clayton site is one of the world’s largest plasma protein processing facilities whose operations include fractionation, purification, filling, and finishing. We have an integrated plasma collection center platform, which as of September 30, 2010, consisted of 69 operating centers, of which 66 were FDA licensed and 3 were unlicensed. Subsequent to September 30, 2010, we received FDA licensure for one of the unlicensed plasma collection centers. In addition to our U.S. operations, we have operations located in Germany and Canada, as well as a team dedicated to the development of our international markets.

On October 6, 2009, we completed our initial public offering (IPO), which resulted in net primary proceeds to us of $519.7 million. In addition, during October 2009, we amended our Revolving Credit Facility and completed the issuance of $600.0 million, 7.75% Unsecured Senior Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The issuance of the notes resulted in net proceeds to us of $583.9 million. As discussed in Note 9, the notes were subsequently exchanged for notes registered under the Securities Act of 1933, as amended. Proceeds from these transactions were used to repay and terminate our then existing First and Second Lien Term Loans, settle and terminate certain interest rate swap contracts, and repay amounts outstanding under our Revolving Credit Facility. Additional information regarding our IPO and refinancing transactions is included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission (SEC) on February 23, 2010 (2009 Form 10-K).

As discussed in Note 3, we entered into a definitive merger agreement with Grifols, S.A. and Grifols, Inc. (Grifols) on June 6, 2010.

2.	Summary of Significant Accounting Policies

Throughout the unaudited interim consolidated financial statements, references to “Talecris Biotherapeutics Holdings Corp.,” “Talecris,” “the Company,” “we,” “us,” and “our” are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted to reflect the share dividend.

Interim Financial Statements

We have prepared the accompanying unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial statements and with the instructions to Form 10-Q and Article 10 of Regulation S-X issued by the SEC. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our 2009 Form 10-K. In our opinion, the accompanying unaudited interim consolidated financial statements have been prepared on the same basis as our annual audited consolidated financial statements and contain all material adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly our financial condition, results of operations, and cash flows for the periods presented. The consolidated balance sheet that we have presented as of December 31, 2009 has been derived from the audited consolidated financial statements on that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Significant Accounting Policies

A detailed description of our significant accounting policies is presented in the footnotes to our annual audited consolidated financial statements included in our 2009 Form 10-K. Our significant accounting policies, estimates, and assumptions have not changed materially since December 31, 2009.

Recent Accounting Pronouncements

There were no accounting pronouncements during the nine months ended September 30, 2010 that are expected to have a material impact on our consolidated financial statements or related disclosures.

3.	Definitive Merger Agreement with Grifols, S.A. and Grifols, Inc. (Grifols)

We entered into a definitive merger agreement with Grifols on June 6, 2010. Under the terms of the agreement, Grifols will acquire, through merger transactions, all of the common stock of Talecris for a combination of $19.00 in cash and 0.641 of a newly-issued non-voting Grifols’ (Class B) ordinary share for each outstanding Talecris share (the merger consideration). Under the terms of the agreement, completion of the transaction is subject to obtaining certain regulatory approvals, shareholder approvals, as well as other customary conditions. The 0.641 exchange ratio is generally fixed but is subject to adjustment to a lower exchange ratio to the extent that application of 0.641 exchange ratio would result in Grifols issuing in excess of 86.5 million Grifols non-voting shares in the transaction. The Grifols non-voting shares will be listed on NASDAQ in the form of American Depositary Shares and the Madrid, Barcelona, Bilbao and Valencia stock exchanges and quoted on the Automated Quotation System of the Spanish Stock Exchanges. Grifols non-voting shares will carry the same economic rights as Grifols ordinary shares. Additionally, Talecris share-based compensation, whether vested or unvested, generally will be converted into the right to receive or acquire the merger consideration, or, in the case of employee stock options, the right to acquire the merger consideration, as described in the merger agreement in lieu of Talecris common stock. The merger agreement provides that if the merger agreement is terminated under specified circumstances Grifols will be required to pay Talecris a termination fee of either $100 million or $375 million, depending on the specified circumstances. If the merger agreement is terminated under other specified circumstances, Talecris will be required to pay Grifols a termination fee of $100 million. Generally, except as noted above, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. We have incurred and will continue to incur significant costs related to investment banking, legal, and accounting activities, as well as retention expenses, related to this merger transaction. The leading shareholders of Grifols have entered into an agreement with us, subject to conditions, to vote their Grifols shares in favor of the transaction and, separately, an affiliate of Cerberus Capital Management, L.P., which owns approximately 49% of the outstanding Talecris common stock, has entered into an agreement with Grifols, subject to conditions, to vote its Talecris shares in favor of the transaction.

Under the terms of the definitive merger agreement with Grifols, we are permitted to offer retention amounts up to a total of $15.0 million to employees. As of September 30, 2010, we have offered retention amounts totaling approximately $10.3 million to employees, of which $2.9 million was paid during the nine months ended September 30, 2010 and the remaining amounts are expected to be paid in 2011, subject to the terms of the retention agreements. We incurred retention expenses, including fringe benefits, of $3.7 million during the nine months ended September 30, 2010. The remaining retention amounts will likely be recognized ratably through the second quarter of 2011.

We have entered into agreements with investment bankers related to our definitive merger agreement with Grifols. We incurred fees totaling $2.5 million under these agreements during the nine months ended September 30, 2010. We are obligated to pay additional fees totaling $21.3 million upon successful closing of the merger transaction. During the nine months ended September 30, 2010, we also incurred legal, accounting, and other fees of $11.6 million associated with the definitive merger agreement.

4.	Terminated Definitive Merger Agreement with CSL Limited (CSL)

We entered into a definitive merger agreement with CSL on August 12, 2008, which was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement, and as a result, CSL paid us a merger termination fee of $75.0 million during the 2009 second quarter. The U.S. Federal Trade Commission’s complaints were subsequently dismissed. We incurred retention expenses, including fringe benefits, of $8.3 million for the nine months ended September 30, 2009 and legal costs associated with the regulatory review process of $6.0 million during the nine months ended September 30, 2009. No amounts were incurred during 2010. All retention amounts were paid during 2009.

5.	Inventories and Cost of Goods Sold

Inventories consisted of the following:

	September 30,	December 31,
	2010	2009

Raw material	$168,343	$171,866
Work-in-process	347,550	312,178
Finished goods	156,835	160,010

Total inventories	$672,728	$644,054

Our raw material inventories include unlicensed plasma and related testing costs of $5.4 million and $7.6 million at September 30, 2010 and December 31, 2009, respectively, which we believe are realizable.

6.	Comprehensive Income

The following table includes the components of our comprehensive income:

	Nine Months Ended
	September 30,
	2010	2009

Net income	$149,014	$152,517
Foreign currency translation adjustments	(302)	466
Net unrealized gain on derivative financial instruments, net of tax	—	5,097

Total comprehensive income	$148,712	$158,080

During the fourth quarter of 2009, we settled and terminated our interest rate swap contracts as discussed further in our 2009 Form 10-K.

7.	Income Taxes

Our income tax provision was $81.1 million and $74.9 million for the nine months ended September 30, 2010 and 2009, respectively, resulting in effective income tax rates of 35.3% and 32.9%, respectively.

For the nine months ended September 30, 2010, our effective income tax rate is higher than the U.S. statutory federal income tax rate, primarily due to the requirement to capitalize transaction costs related to our definitive merger agreement with Grifols and the effects of state taxes. These items were partially offset by the increased deduction allowed with respect to domestic production activities and tax credits for orphan drug clinical testing expenditures. The effective tax rate for the nine months ended September 30, 2010 also reflects a benefit recognized in the third quarter from higher orphan drug tax credits and domestic production activity deductions reported on the 2009 Federal tax return that exceeded levels estimated in the 2009 financial statements.

For the nine months ended September 30, 2009, our effective income tax rate is lower than the U.S. statutory Federal income tax rate, primarily due to credits for Federal Research and Experimentation and orphan drug clinical testing expenditures. For the nine months ended September 30, 2009, our effective income tax rate was also impacted by the deduction of previously capitalized transaction costs related to our terminated merger agreement with CSL. These factors offset the effects of state taxes.

Following the completion of field work by the Internal Revenue Service examination team (IRS Exam) in connection with the audit of our 2005, 2006, and 2007 Federal income tax returns, the audit file was sent to the Joint Committee on Taxation (JCT) in accordance with requirements that the JCT review any refunds in excess of $2 million. The refund was attributable to additional tax credits for research and experimental expenditures and orphan drug expenditures claimed during the course of the audit. The JCT subsequently returned the audit file to the IRS Exam for additional fact finding. In lieu of engaging with the company in fact-finding efforts, IRS Exam issued a new audit report disallowing the tax credits for research and experimental expenditures and orphan drug clinical testing expenditures and issued a 30 Day Letter indicating that IRS Exam and the company could not reach agreement on the issue. The company has filed a timely protest to the adjustments proposed by IRS Exam and expects to favorably resolve this matter at the IRS Appeals level. We do not believe the outcome of this matter will have a material adverse impact on our consolidated financial condition or results of operation. It is reasonably possible that, within the next twelve months, we will resolve this matter with the IRS and JCT, which may increase or decrease the unrecognized tax benefits for all open tax years. The favorable resolution of this matter would increase earnings by approximately $4.7 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

8.	Related Party Transactions

Until January 21, 2010, a majority of our outstanding common stock was owned by Talecris Holdings, LLC. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. As of

September 30, 2010, Talecris Holdings, LLC owned approximately 49% of our outstanding common stock. We had a management agreement with Cerberus-Plasma Holdings, LLC and an affiliate of Ampersand Ventures, which was terminated as of September 30, 2009 in connection with our IPO. We have a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us, for which we incurred no significant costs for the periods presented.

We have an equity investment in Centric Health Resources, Inc. (Centric); therefore, we consider Centric to be a related party during the periods presented. Centric provides services in the management of our Prolastin and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin/Prolastin-C A1PI. Centric maintains inventory on our behalf which it utilizes to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin and Gamunex Direct programs. We provide Centric with a fee for each unit of product provided to patients which escalates with volume.

The following table summarizes our related party expenses for the periods presented:

	Nine Months Ended
	September 30,
	2010	2009

Centric (product distribution and other services)	$17,033	$15,076
Cerberus/Ampersand (management fees)	$—	$5,715

The following table summarizes our related party accounts payable balances:

	September 30,	December 31,
	2010	2009

Centric (product distribution and other services)	$6,447	$5,537

9.	7.75% Notes Exchange

On July 19, 2010, we exchanged all of our then outstanding 7.75% Senior Notes due 2016 for 7.75% Senior Notes due 2016 that have been registered under the Securities Act of 1933, as amended (Exchange Notes). The exchange offer was made pursuant to the registration rights agreement that we entered into with the initial purchasers in connection with the issuance of the previously outstanding notes. The Exchange Notes are substantially identical to the previously outstanding notes, except that the transfer restrictions, registration rights, and additional interest provisions relating to the previously outstanding notes will not apply to the Exchange Notes. This exchange did not impact our capitalization. Unless stated otherwise in the context of discussion, we use the term “7.75% Notes” to describe our previously outstanding notes and the Exchange Notes.

10.	Commitments and Contingencies

We have disclosed information regarding our commercial commitments in our 2009 Form 10-K. The following summarizes our significant changes in material commitments and contingencies as of September 30, 2010.

Capital Commitments

As discussed in our 2009 Form 10-K, we have embarked on a substantial capital plan to address our manufacturing capacity constraints. As of September 30, 2010, we have commitments and open purchase orders for capital spending under this capital program of approximately $222 million.

Litigation

We are involved in various legal and regulatory proceedings that arise in the ordinary course of business. We record accruals for such contingencies to the extent that we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have estimated the likelihood of settlement, unfavorable outcomes, and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of litigation is unpredictable and actual results could be materially different from our estimates. We record anticipated recoveries under applicable insurance contracts when we are assured of recovery.

Grifols Transaction

Four purported class action lawsuits have been filed by our stockholders challenging the proposed Grifols transaction. Two of the lawsuits were filed in the Court of Chancery of the State of Delaware and have been consolidated under the caption: In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL. The other two lawsuits were filed in the Superior Court of the State of North Carolina and are captioned Rubin v. Charpie, et al., No. 10 CV 004507 (North Carolina Superior Court, Durham County), and Kovary v. Talecris Biotherapeutics Holdings Corp., et al., No. 10 CV 011638 (North Carolina Superior Court, Wake County). The lawsuits name as defendants Talecris, the members of our board of directors, Grifols, S.A. and its subsidiary, Grifols, Inc., and, in the Delaware consolidated action, Talecris Holdings LLC and Stream Merger Sub, Inc, a wholly owned subsidiary of Talecris. The two North Carolina actions have been stayed.

All of the lawsuits allege that the individual defendants (and, in the consolidated Delaware action, Talecris Holdings LLC) breached their fiduciary duties to our stockholders in connection with the proposed transaction with Grifols, and that Grifols (and, in one of the North Carolina cases, Talecris, and in the Delaware action, Grifols, Inc.) aided and abetted those breaches. The Delaware complaint alleges, among other things, that the consideration offered to our stockholders pursuant to the proposed transaction is inadequate; that our board of directors failed to take steps to maximize stockholder value; that our IPO and debt refinancing in 2009 were intended to facilitate a sale of Talecris; that Cerberus and Talecris Holdings LLC arranged the proposed merger for the benefit of affiliates of Cerberus Associates, LLC, without regard to the interests of other stockholders; that the voting agreements impermissibly lock up the transaction; that the merger agreement contains terms, including a termination fee, that favor Grifols and deter alternative bids; and that the preliminary Form F-4 filed on August 10, 2010 contains material misstatements and/or omissions, including with respect to the availability of appraisal rights in the merger; the purpose and effects of the Virginia reincorporation merger; the antitrust risks of the proposed transaction; the financial advisors’ analyses regarding the Grifols’ non-voting stock to be issued in connection with the transaction; and the fees to be paid to Morgan Stanley by us and Grifols in connection with the proposed transaction. The Delaware complaint also alleges that our stockholders are entitled to appraisal rights in connection with the transaction pursuant to Section 262 of the Delaware General Corporation Law, and that the transaction violates the Delaware General Corporation Law by failing to provide such rights. The Delaware action seeks equitable and injunctive relief, including a determination that the stockholders have appraisal rights in connection with the merger, and damages. Plaintiffs have filed a motion for a preliminary injunction, which has been scheduled to be heard on November 8, 2010.

We believe that these lawsuits are without merit and intend to defend them vigorously.

National Genetics Institute/Baxter Healthcare Corporation Litigation

In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. We filed a motion to stay litigation pending the PTO proceedings. This case was settled effective October 1, 2010, with us receiving a paid-up license to the technology subject to the disputed patents and the parties dismissing their claims and counterclaims.

Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

We had a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (PCA) under which we were required to purchase annual minimum quantities of plasma from plasma collection centers approved by us, including the prepayment of 90% for unlicensed plasma. We were also committed to finance the development of up to eight plasma collection centers, which were to be used to source plasma for us. Under the terms of the agreement, we had the obligation to purchase such centers under certain conditions for a sum determined by a formula set forth in the agreement. We provided $3.2 million in financing, including accrued interest, related to the development of such centers, and we advanced payment of $1.0 million for unlicensed plasma. We recorded a provision within SG&A during 2008 related to these advances.

In August 2008, we notified PCA that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. We terminated the agreement in September 2008. In November 2008, TPR filed suit in federal court in Raleigh, North Carolina against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. We were served in January 2009 in a parallel state action by PCA, alleging breach of contract by TPR. Motions to summary judgment by both parties have been denied. The two cases are proceeding in parallel, with trial in the state action set for November 2010.

Foreign Corrupt Practices Act Investigation

We are conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, primarily Belarus, Russia and Iran, but we are also reviewing sales practices in Brazil, China, Georgia, Turkey and other countries as deemed appropriate.

In July 2009, we voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer our cooperation in any investigation that they want to conduct or they want us to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. The DOJ or other federal agencies may seek to impose sanctions on us that may include, among other things, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which we do business may initiate their own investigations and impose similar penalties. As a result of this investigation, we have suspended shipments to some of these countries while we put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. These actions unfavorably affected revenue from these countries in 2009 and have an ongoing unfavorable impact on revenue in 2010. We have resumed sales in countries where we have appropriate safeguards in place and are reallocating product to other countries as necessary. To the extent that we conclude, or the DOJ concludes, that we cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. These sanctions or the loss of business could have a material adverse effect on us or our results of operations. Based on the information obtained to date, we have not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, we have not made any accrual in our unaudited interim consolidated financial statements as of September 30, 2010.

Compliance with Pharmaceutical Pricing Agreement under the Public Health Service Program

In November 2009, we received a letter from the United States Attorney’s Office for the Eastern District of Pennsylvania (USAO). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement (PPA) under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the

Medicaid rebate amount. We believe that we have complied with the terms of the PPA and federal law. If the USAO determines that our practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory. We could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. We are cooperating with the investigation and intend to respond to information requests from the USAO. Based on the information obtained to date, we have not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, we have not made any accrual in our unaudited interim consolidated financial statements as of September 30, 2010.

11.	Share-Based Compensation

We have long-term incentive plans, which provide for the grant of awards in the form of incentive stock options, nonqualified stock options, share appreciation rights, restricted stock, restricted stock units (RSU’s), unrestricted shares of common stock, deferred share units, and performance share units (PSU’s), to eligible employees, directors, and consultants.

Share-based compensation expense for the nine months ended September 30, 2010 and 2009 was as follows:

	Nine Months Ended
	September 30,
	2010	2009

SG&A	$10,480	$34,379
R&D	896	1,692
Cost of goods sold	2,827	3,554

Total expense	$14,203	$39,625

Capitalized in inventory	$1,928	$2,874

Amounts capitalized in inventory are recognized in cost of goods sold in our consolidated income statement primarily within twelve months.

The following table summarizes the estimated remaining unrecognized compensation cost related to our share-based compensation program as of September 30, 2010 and the weighted average period over which the non-cash compensation cost is expected to be recognized:

		Weighted-
	Unrecognized	Average
	Compensation	Period
	Cost	(Years)

Stock options	$4,523	2.35
Restricted share awards	2,163	0.50
RSU’s	7,298	2.41
PSU’s	3,894	2.50

Total	$17,878

In addition to the unrecognized compensation cost included in the table above, at September 30, 2010, $1.9 million of compensation cost was included in inventory on our unaudited interim consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily within the next twelve months. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based awards, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance award vesting, and other actions by our board of directors or its compensation committee.

Stock Options

The following is a summary of stock option activity for the nine months ended September 30, 2010:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
	Shares	Price	(Years)	Value

Outstanding at December 31, 2009	12,129,438	$8.40
Granted	73,593	$20.39
Forfeited	(18,805)	$19.00
Exercised	(2,989,023)	$6.44

Outstanding at September 30, 2010	9,195,203	$9.11	6.0	$126,587

Exercisable at September 30, 2010	8,542,702	$8.35	5.1	$124,157
Vested and expected to vest at September 30, 2010	9,142,593	$9.00	6.0	$126,862

The aggregate intrinsic value in the table above represents the difference between the $22.88 closing price of our common stock as reported by The NASDAQ Global Select Market on September 30, 2010 and the weighted average exercise price, multiplied by the number of options outstanding or exercisable. The total cash proceeds to us from stock option exercises during the nine months ended September 30, 2010 were $19.3 million for shares with an estimated intrinsic value of $68.4 million. We do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock.

The following weighted-average assumptions were used to estimate the fair value of stock options granted:

	Nine Months Ended
	September 30,
	2010	2009

Risk-free interest rate	2.66%	2.66%
Expected term (years)	5.66	5.96
Expected volatility	50%	50%
Expected dividend yield	0%	0%

We generally apply a 3% forfeiture rate to the options granted over the term of the award, representing our estimate of those awards not expected to vest.

Restricted Stock

The following is a summary of restricted stock activity for the nine months ended September 30, 2010:

		Weighted
		Average
		Grant Date
	Shares	Fair Value

Unvested shares outstanding at December 31, 2009	913,856	$15.27
Vested	(727,256)	$13.74

Unvested shares outstanding at September 30, 2010	186,600	$21.25

During the nine months ended September 30, 2010, we repurchased 246,823 shares of our common stock from employees for $4.9 million to settle their withholding tax obligations upon vesting of 727,256 shares of restricted stock. During the nine months ended September 30, 2009, we repurchased 248,512 shares of our common stock from employees for $4.1 million to settle their withholding tax obligations upon vesting of 771,744 shares of restricted stock. The total fair value of the restricted stock that vested during the nine months ended September 30, 2010 and 2009 was $14.5 million and $12.8 million, respectively.

Restricted Stock Units (RSU’s)

The following is a summary of RSU activity for the nine months ended September 30, 2010:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Grant Date	Term	Intrinsic
	Shares	Fair Value	(Years)	value

Outstanding at December 31, 2009	480,024	$19.00
Granted	36,015	$20.40
Forfeited	(23,703)	$19.00

Outstanding at September 30, 2010	492,336	$19.10	2.4	$11,265

Performance Share Units (PSU’s)

The following is a summary of performance share unit activity for the nine months ended September 30, 2010:

		Weighted
		Average
		Grant Date
	Shares	Fair Value

Unvested PSU’s outstanding at December 31, 2009	—	—
Granted	261,327	$21.51
Forfeited	(1,627)	$21.51

Unvested PSU’s outstanding at September 30, 2010	259,700	$21.51

PSU’s are awards that vest based on the achievement of pre-established objective performance goals, which are generally financial in nature. For performance awards, the compensation committee establishes a performance period and the performance targets for each performance measure that must be achieved at the end of the performance period for awards to vest. The number of shares issued upon the vesting of the performance awards varies based on actual performance in a year relative to a defined minimum and maximum financial target for that year. The PSU’s granted on March 8, 2010 will vest annually over a three-year performance period with the potential for 0% to 125% payout, based on the achievement of annual earnings per share targets that were established at the time of grant.

Income Taxes

In connection with stock option exercises and restricted stock vesting, we recognized net tax benefits of $12.4 million and $4.7 million for the nine months ended September 30, 2010 and 2009, respectively. We record income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in-capital. We recognized excess tax benefits related to share-based compensation of $10.8 million and $1.4 million for the nine months ended September 30, 2010 and 2009, respectively.

12.	Segment Reporting

We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina. Our Melville, New York, facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex and Prolastin/Prolastin-C A1PI constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented.

In the following table, we have presented our net revenue by significant product category. Our Immunology/Neurology product category includes the products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies, as well as a treatment for CIDP, and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is comprised of our Prolastin/Prolastin-C A1PI product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care/Hemostasis product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values. Other product net revenue primarily consists of sales of PPF powder and intermediate products, such as cryoprecipitate. Other net revenue consists of royalties and licensing fees, milestones, and revenues related to contracted services performed for third parties at our Melville, New York facility.

	Nine Months Ended
	September 30,
	2010	2009

Product net revenue:
Immunology/ Neurology	$718,101	$700,938
Pulmonology	258,149	230,193
Critical Care/ Hemostasis	130,818	119,168
Other	65,210	72,578

Total product net revenue	1,172,278	1,122,877
Other revenue	18,510	20,219

Total net revenue	$1,190,788	$1,143,096

In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer.

	Nine Months Ended
	September 30,
	2010	2009

United States	$822,808	$764,500
Canada	144,266	162,092
Europe	145,077	132,617
Other	78,637	83,887

Total net revenue	$1,190,788	$1,143,096

We did not maintain significant long-lived assets outside of the United States at September 30, 2010 and December 31, 2009.

13.	Earnings per Share

The following table illustrates the calculation of our basic earnings per common share outstanding:

	Nine Months Ended
	September 30,
	2010	2009

Net income	$149,014	$152,517
Less:
Series A convertible preferred stock undeclared dividends	—	(9,602)
Series B convertible preferred stock undeclared dividends	—	(2,142)

Net income available to common stockholders	$149,014	$140,773

Weighted average common shares outstanding	122,669,724	1,847,235

Basic net income per common share	$1.21	$76.21

The following table illustrates the calculation of our diluted earnings per common share outstanding:

	Nine Months Ended
	September 30,
	2010	2009

Net income	$149,014	$152,517

Weighted average common shares outstanding	122,669,724	1,847,235
Plus incremental shares from assumed conversions:
Series A preferred stock	—	71,736,264
Series B preferred stock	—	13,795,601
Stock options and restricted shares	5,844,003	6,540,453

Dilutive potential common shares	128,513,727	93,919,553

Diluted net income per common share	$1.16	$1.62

Options at the weighted average exercise prices indicated below were outstanding but excluded from the computation of diluted earnings per common share because their exercise prices and assumed tax benefits upon exercise were greater than the average market price for the common shares during the periods presented, so including those options would be anti-dilutive.

	Nine Months Ended
	September 30,
	2010	2009

Stock options	640,636	2,039,807
Weighted average exercise price	$19.11	$21.20

14.	Fair Value of Financial Instruments

At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. The interest rate caps matured during February 2010.

At September 30, 2010 and December 31, 2009, the estimated fair value of our 7.75% Notes was $657.8 million and $607.9 million, respectively. We calculated the fair value by reference to open bid/ask quotations of our 7.75% Notes at each balance sheet date. We had no amounts outstanding under our variable rate Revolving Credit Facility at September 30, 2010 and December 31, 2009. At September 30, 2010 and December 31, 2009, we have notes receivable outstanding, which bear interest at market rates, and consequently, the recorded amounts approximate fair value. The recorded amounts of all other financial instruments, which consists of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses and other liabilities, approximate fair value due to the short duration of the instruments.

15.	Condensed Consolidating Financial Information

In October 2009, we completed the issuance of our 7.75% Notes. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” Each of the subsidiary guarantors are 100% owned, directly or indirectly, by us, and all guarantees are full and unconditional and joint and several. Our investments in our consolidated subsidiaries are presented under the equity method of accounting. No significant administrative costs are borne by the Parent. Our unaudited condensed consolidating financial statements are presented below:

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Balance Sheets
September 30, 2010

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Assets:
Current assets:
Cash	$—	$143,327	$7,203	$—	$150,530
Accounts receivable, net	—	287,799	38,502	(155,429)	170,872
Inventories	—	626,319	46,409	—	672,728
Other	—	119,158	887	—	120,045

Total current assets	—	1,176,603	93,001	(155,429)	1,114,175
Property, plant, and equipment, net	—	330,355	1,135	—	331,490
Intangible assets	—	10,880	—	—	10,880
Goodwill	—	172,860	—	—	172,860
Investment in Subsidiaries	809,729	(33,839)	—	(775,890)	—
Advances and notes between Parent and Subsidiaries	1,400,295	826,572	—	(2,226,867)	—
Other	—	19,029	309	—	19,338

Total assets	$2,210,024	$2,502,460	$94,445	$(3,158,186)	$1,648,743

Liabilities and Stockholders’ Equity (Deficit):
Current liabilities:
Accounts payable	$—	$75,963	$119,181	$(155,429)	$39,715
Accrued expenses and other liabilities	17,634	172,558	8,380	—	198,572
Current portion of capital lease obligations	—	832	—	—	832

Total current liabilities	17,634	249,353	127,561	(155,429)	239,119
Long-term debt and capital lease obligations	596,477	8,906	—	—	605,383
Advances and notes between Parent and Subsidiaries	826,572	1,400,295	—	(2,226,867)	—
Other	—	34,177	723	—	34,900

Total liabilities	1,440,683	1,692,731	128,284	(2,382,296)	879,402
Stockholders’ equity (deficit)	769,341	809,729	(33,839)	(775,890)	769,341

Total liabilities and stockholders’ equity (deficit)	$2,210,024	$2,502,460	$94,445	$(3,158,186)	$1,648,743

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Balance Sheets
December 31, 2009

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Assets:
Current assets:
Cash	$—	$58,320	$6,919	$—	$65,239
Accounts receivable, net	—	222,007	64,454	(149,483)	136,978
Inventories	—	605,324	38,730	—	644,054
Other	—	117,670	2,448	—	120,118

Total current assets	—	1,003,321	112,551	(149,483)	966,389
Property, plant, and equipment, net	—	266,067	1,132	—	267,199
Intangible assets	—	10,880	—	—	10,880
Goodwill	—	172,860	—	—	172,860
Investment in Subsidiaries	680,459	(27,925)	—	(652,534)	—
Advances and notes between Parent and Subsidiaries	1,346,520	862,406	—	(2,208,926)	—
Other	—	27,054	623	—	27,677

Total assets	$2,026,979	$2,314,663	$114,306	$(3,010,943)	$1,445,005

Liabilities and Stockholders’ Equity (Deficit):
Current liabilities:
Accounts payable	$—	$103,460	$117,069	$(149,483)	$71,046
Accrued expenses and other liabilities	—	160,047	10,486	—	170,533
Current portion of capital lease obligations	—	740	—	—	740

Total current liabilities	—	264,247	127,555	(149,483)	242,319
Long-term debt and capital lease obligations	596,046	9,221	—	—	605,267
Advances and notes between Parent and Subsidiaries	848,779	1,346,515	13,632	(2,208,926)	—
Other	—	14,221	1,044	—	15,265

Total liabilities	1,444,825	1,634,204	142,231	(2,358,409)	862,851
Stockholders’ equity (deficit)	582,154	680,459	(27,925)	(652,534)	582,154

Total liabilities and stockholders’ equity (deficit)	$2,026,979	$2,314,663	$114,306	$(3,010,943)	$1,445,005

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements
Nine Months Ended September 30, 2010

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Net revenue	$—	$1,071,760	$119,028	$—	$1,190,788
Cost of goods sold	—	574,513	95,963	—	670,476

Gross profit	—	497,247	23,065	—	520,312
Operating expenses	—	227,156	28,683	—	255,839

Income from operations	—	270,091	(5,618)	—	264,473
Equity in earnings (losses) of Subsidiaries	149,014	(5,613)	—	(143,401)	—
Other non-operating (expense) income, net	—	(34,329)	13	—	(34,316)

Income (loss) before income taxes	149,014	230,149	(5,605)	(143,401)	230,157
Provision for income taxes	—	(81,135)	(8)	—	(81,143)

Net income (loss)	$149,014	$149,014	$(5,613)	$(143,401)	$149,014

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements
Nine Months Ended September 30, 2009

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Net revenue	$—	$1,043,111	$99,985	$—	$1,143,096
Cost of goods sold	—	585,046	78,829	—	663,875

Gross profit	—	458,065	21,156	—	479,221
Operating expenses	5,715	234,861	25,065	—	265,641

Income (loss) from operations	(5,715)	223,204	(3,909)	—	213,580
Equity in earnings (losses) of Subsidiaries	107,482	(3,659)	—	(103,823)	—
Other non-operating (expense) income, net	75,000	(61,167)	18	—	13,851

Income (loss) before income taxes	176,767	158,378	(3,891)	(103,823)	227,431
(Provision) benefit for income taxes	(24,250)	(50,896)	232	—	(74,914)

Net income (loss)	$152,517	$107,482	$(3,659)	$(103,823)	$152,517

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows
Nine Months Ended September 30, 2010

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$149,014	$149,014	$(5,613)	$(143,401)	$149,014
Undistributed equity in (earnings) losses of Subsidiaries	(149,014)	5,613	—	143,401	—
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities	—	(36,329)	20,096	19,739	3,506

Net cash provided by operating activities	—	118,298	14,483	19,739	152,520
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(91,392)	(299)	—	(91,691)
Net advances and notes between Parent and Subsidiaries	(25,170)	—	—	25,170	—
Other	—	14,139	(13,632)	—	507

Net cash (used in) provided by investing activities	(25,170)	(77,253)	(13,931)	25,170	(91,184)
Cash flows from financing activities:
Net advances and notes between Parent and Subsidiaries	—	44,909	—	(44,909)	—
Other	25,170	(947)	—	—	24,223

Net cash provided by (used in) financing activities	25,170	43,962	—	(44,909)	24,223
Effect of exchange rate changes on cash and cash equivalents	—	—	(268)	—	(268)

Net increase in cash and cash equivalents	—	85,007	284	—	85,291
Cash and cash equivalents at beginning of period	—	58,320	6,919	—	65,239

Cash and cash equivalents at end of period	$—	$143,327	$7,203	$—	$150,530

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows
Nine Months Ended September 30, 2009

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$152,517	$107,482	$(3,659)	$(103,823)	$152,517
Undistributed equity in (earnings) losses of Subsidiaries	(107,482)	3,659	—	103,823	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	(29)	36,002	(3,266)	13,500	46,207

Net cash provided by (used in) operating activities	45,006	147,143	(6,925)	13,500	198,724
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(36,171)	(120)	—	(36,291)
Business acquisitions, net of cash acquired	—	(25,510)	—	—	(25,510)
Net advances and notes between Parent and Subsidiaries	(42,311)	—	—	42,311	—
Other	—	(7,961)	6,992	—	(969)

Net cash (used in) provided by investing activities	(42,311)	(69,642)	6,872	42,311	(62,770)
Cash flows from financing activities:
Net repayments of borrowings	—	(117,347)	—	—	(117,347)
Net advances and notes between Parent and Subsidiaries	—	55,811	—	(55,811)	—
Other	(2,695)	(407)	—	—	(3,102)

Net cash used in financing activities	(2,695)	(61,943)	—	(55,811)	(120,449)
Effect of exchange rate changes on cash and cash equivalents	—	—	465	—	465

Net increase in cash and cash equivalents	—	15,558	412	—	15,970
Cash and cash equivalents at beginning of period	—	10,727	6,252	—	16,979

Cash and cash equivalents at end of period	$—	$26,285	$6,664	$—	$32,949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Talecris Biotherapeutics Holdings Corp:

In our opinion, the accompanying consolidated balance sheets and related statements of income, of cash flows, and of stockholders’ equity (deficit) present fairly, in all material respects, the financial position of Talecris Biotherapeutics Holdings Corp. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Raleigh, North Carolina
February 23, 2010, except as to Note 26,
  which is as of April 13, 2010

Talecris Biotherapeutics Holdings Corp.

Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31,
	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$65,239	$16,979
Accounts receivable, net of allowances of $3,461 and $2,020, respectively	136,978	148,417
Inventories	644,054	581,720
Deferred income taxes	88,652	76,587
Prepaid expenses and other	31,466	43,552

Total current assets	966,389	867,255
Property, plant, and equipment, net	267,199	213,251
Investment in affiliate	1,935	1,719
Intangible assets, net	10,880	7,204
Goodwill	172,860	135,800
Deferred income taxes	5,848	33,353
Other	19,894	48,817

Total assets	$1,445,005	$1,307,399

LIABILITIES, OBLIGATIONS UNDER COMMON STOCK PUT/CALL OPTION, REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$71,046	$54,903
Accrued expenses and other liabilities	170,533	167,377
Current portion of long-term debt and capital lease obligations	740	7,341

Total current liabilities	242,319	229,621
Long-term debt and capital lease obligations	605,267	1,194,205
Other	15,265	60,344

Total liabilities	862,851	1,484,170
Commitments and contingencies
Obligations under common stock put/call option	—	29,419
Redeemable series A and B preferred stock; $0.01 par value, 40,000,010 shares authorized; 0 shares and 1,192,310 shares issued and outstanding, respectively	—	110,535
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 400,000,000 shares authorized; 122,173,274 shares and 2,856,288 shares issued and outstanding, respectively	1,212	—
Additional paid-in capital	767,032	47,017
Accumulated deficit	(186,446)	(340,335)
Accumulated other comprehensive income (loss), net of tax	356	(23,407)

Total stockholders’ equity (deficit)	582,154	(316,725)

Total liabilities, obligations under common stock put/call option, redeemable preferred stock, and stockholders’ equity (deficit)	$1,445,005	$1,307,399

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Income Statements
(in thousands, except per share amounts)

	Years Ended December 31,
	2009	2008	2007

Net revenue:
Product	$1,507,754	$1,334,550	$1,196,686
Other	25,455	39,742	21,823

Total	1,533,209	1,374,292	1,218,509
Cost of goods sold	901,077	882,157	788,152

Gross profit	632,132	492,135	430,357
Operating expenses:
Selling, general, and administrative	289,929	227,524	189,387
Research and development	71,223	66,006	61,336

Total	361,152	293,530	250,723

Income from operations	270,980	198,605	179,634
Other non-operating (expense) income
Interest expense, net	(74,491)	(96,640)	(110,236)
Merger termination fee	75,000	—	—
Loss on extinguishment of debt	(43,033)	—	—
Litigation settlement	—	—	12,937
Equity in earnings of affiliate	441	426	436

Total	(42,083)	(96,214)	(96,863)

Income before income taxes	228,897	102,391	82,771
(Provision) benefit for income taxes	(75,008)	(36,594)	40,794

Net income	153,889	65,797	123,565
Less dividends to preferred stockholders and other non-common stockholders’ charges	(11,744)	(14,672)	(13,014)

Net income available to common stockholders	$142,145	$51,125	$110,551

Net income per common share
Basic	$4.56	$39.01	$65.58

Diluted	$1.50	$0.71	$1.36

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income	$153,889	$65,797	$123,565
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,936	20,269	10,749
Amortization of deferred loan fees and debt discount	3,785	3,764	3,767
Share-based compensation expense	47,546	38,707	21,241
Amortization of deferred compensation	5,714	5,922	6,753
Write-off of unamortized debt issuance costs	12,141	—	—
Asset impairment	3,061	4,282	2,789
Provision for doubtful receivables and advances	2,858	4,978	525
Recognition of previously deferred revenue	(230)	(4,784)	—
Equity in earnings of affiliate	(441)	(426)	(436)
Loss (gain) on disposal of property, plant, and equipment	1,196	48	(94)
Decrease (increase) in deferred tax assets	1,215	(5,488)	(79,707)
Excess tax benefits from share-based payment arrangements	(13,406)	—	—
Changes in assets and liabilities, excluding the effects of business acquisitions	(12,109)	(100,055)	37,979

Net cash provided by operating activities	234,155	33,014	127,131
Cash flows from investing activities:
Purchase of property, plant, and equipment	(75,163)	(86,212)	(65,833)
Business acquisitions, net of cash acquired	(30,431)	(10,272)	(17,456)
Financing arrangements with third party suppliers, net of repayments	744	(16,335)	(7,866)
Net proceeds from disposals of property, plant, and equipment	7	880	322
Dividends from affiliate	225	—	188

Net cash used in investing activities	(104,618)	(111,939)	(90,645)
Cash flows from financing activities:
Borrowings under Revolving Credit Facility	1,201,749	1,430,092	1,237,453
Repayment of borrowings under Revolving Credit Facility	(1,381,690)	(1,363,188)	(1,204,336)
Repayment of borrowings under term loans	(1,016,000)	(7,000)	(7,000)
Repayment of capital lease obligations	(574)	(1,192)	(23)
Proceeds from issuance of 7.75% Notes	600,000	—	—
Discount on 7.75% Notes	(4,074)	—	—
Financing transaction costs	(14,879)	—	(217)
Proceeds from initial public offering, net of issuance costs	519,749	—	—
Costs related to initial public offering	(2,557)	—	—
Repurchases of common stock	(4,183)	(36,118)	—
Proceeds from exercises of stock options	7,581	—	—
Excess tax benefits from share-based payment arrangements	13,406	—	—

Net cash (used in) provided by financing activities	(81,472)	22,594	25,877
Effect of exchange rate changes on cash and cash equivalents	195	(157)	62

Net increase (decrease) in cash and cash equivalents	48,260	(56,488)	62,425
Cash and cash equivalents at beginning of year	16,979	73,467	11,042

Cash and cash equivalents at end of year	$65,239	$16,979	$73,467

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Consolidated Statements of Stockholders’ Equity (Deficit)
(in thousands, except share amounts)

						Accumulated
						Other
			Additional			Comprehensive
	Common Stock		Paid-in	Treasury	Accumulated	(Loss)
	Shares	Amount	Capital	Stock	Deficit	Income	Total

Balance at December 31, 2006	2,426,792	$—	$—	$—	$(529,000)	$20	$(528,980)
Net income	—	—	—	—	123,565	—	123,565
Other comprehensive loss	—	—	—	—	—	(11,655)	(11,655)

Comprehensive income	—	—	—	—	—	—	111,910
Share-based compensation cost	—	—	14,464	—	—	—	14,464
Issuance of common stock to IBR	2,146,232	—	—	—	—	—	—
Issuance of restricted stock	762,400	—	—	—	—	—	—
Forfeitures of restricted stock	(18,192)	—	—	—	—	—	—
Adoption of new income tax accounting guidance	—	—	—	—	(697)	—	(697)
Fair value of common stock issued to IBR in excess of put value	—	—	12,106	—	—	—	12,106
Interest accretion on IBR put option	—	—	(1,614)	—	—	—	(1,614)
Fair value adjustment on common stock with put/call feature	—	—	2,054	—	—	—	2,054

Balance at December 31, 2007	5,317,232	—	27,010	—	(406,132)	(11,635)	(390,757)
Net income	—	—	—	—	65,797	—	65,797
Other comprehensive loss	—	—	—	—	—	(11,772)	(11,772)

Comprehensive income	—	—	—	—	—	—	54,025
Share-based compensation cost	—	—	29,258	—	—	—	29,258
Issuance of restricted stock	42,720	—	—	—	—	—	—
Forfeitures of restricted stock	(287,784)	—	—	—	—	—	—
Repurchases of common stock	(2,215,880)	3	36,115	(36,118)	—	—	—
Retirement of common stock	—	(3)	(36,115)	36,118	—	—	—
Fair value adjustment on common stock with put/call feature	—	—	(8,942)	—	—	—	(8,942)
Interest accretion on IBR put option	—	—	(309)	—	—	—	(309)

Balance at December 31, 2008	2,856,288	—	47,017	—	(340,335)	(23,407)	(316,725)
Net income	—	—	—	—	153,889	—	153,889
Other comprehensive income	—	—	—	—	—	476	476
Reclassification of unrealized loss on derivatives to earnings	—	—	—	—	—	23,287	23,287

Comprehensive income	—	—	—	—	—	—	177,652
Share-based compensation cost	—	—	39,206	—	—	—	39,206
Issuance of restricted stock	14,464	—	—	—	—	—	—
Forfeitures of restricted stock	(16,368)	—	—	—	—	—	—
Repurchases of common stock	(251,108)	—	4,132	(4,183)	—	—	(51)
Retirement of common stock	—	—	(4,183)	4,183	—	—	—
Series A and B preferred stock dividends declared	—	—	(45,250)	—	—	—	(45,250)
Conversion of Series A and B preferred stock to common stock	88,227,868	882	154,903	—	—	—	155,785
Initial public offering	28,947,368	289	519,460	—	—	—	519,749
Costs related to initial public offering	—	—	(2,557)	—	—	—	(2,557)
Fair value adjustment on common stock with put/call feature	—	—	(6,585)	—	—	—	(6,585)
Reclassification of mezzanine equity to permanent equity upon cancellation of common stock put/call feature	—	17	39,926	—	—	—	39,943
Stock option exercises	2,394,762	24	7,557	—	—	—	7,581
Excess tax benefit from share-based compensation	—	—	13,406	—	—	—	13,406

Balance at December 31, 2009	122,173,274	$1,212	$767,032	$—	$(186,446)	$356	$582,154

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Talecris Biotherapeutics Holdings Corp.

Notes to Consolidated Financial Statements

1.	Description of Business

We are a biopharmaceutical company that researches, develops, manufactures, markets, and sells protein-based therapies that extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as primary immune deficiencies, chronic inflammatory demyelinating polyneuropathy (CIDP), alpha-1 antitrypsin deficiency, bleeding disorders, infectious diseases, and severe trauma. Our primary products have orphan drug designation to serve populations with rare, chronic diseases. Our products are derived from human plasma, the liquid component of blood, which is sourced from our plasma collection centers or purchased from third parties, located in the United States. Plasma contains many therapeutic proteins, which we extract through the process of fractionation at our Clayton, North Carolina and/or Melville, New York facilities. The fractionated intermediates are then purified, formulated into a final bulk, and aseptically filled into final containers for distribution. We also sell the fractionated intermediate materials.

The majority of our sales are concentrated in two key therapeutic areas of the plasma business: Immunology/Neurology, through our intravenous immune globulin (IGIV) product for the treatment of primary immune deficiency and autoimmune diseases, as well as CIDP, and Pulmonology, through our alpha-1 proteinase inhibitor (A1PI) product for the treatment of alpha-1 antitrypsin deficiency-related emphysema. These therapeutic areas are served by our products, Gamunex IGIV (Gamunex), Prolastin A1PI (Prolastin) and our recently approved next generation A1PI product, Prolastin-C, respectively. Sales of Gamunex and Prolastin together comprised 74.7%, 72.3%, and 75.8% of our net revenue for the years ended December 31, 2009, 2008, and 2007, respectively. We also have a line of hyperimmune therapies that provides treatment for tetanus, rabies, hepatitis B, hepatitis A, and Rh factor control during pregnancy and at birth. In addition, we provide plasma-derived therapies for critical care/hemostasis, including the treatment of hemophilia, an anti-coagulation factor (Thrombate III), as well as albumin to expand blood volume. Although we sell our products worldwide, the majority of our sales are concentrated in the United States and Canada.

We are headquartered in Research Triangle Park, North Carolina and our primary manufacturing facilities are a short distance away in Clayton, North Carolina. Our Clayton site is one of the world’s largest plasma protein processing facilities whose operations include fractionation, purification, filling, and finishing. We have an integrated plasma collection center platform, which as of December 31, 2009, consisted of 69 operating centers, of which 64 were licensed and 5 were unlicensed. In addition to the United States, we have operations in Germany and Canada to support our international sales and marketing activities.

On October 6, 2009, we completed our initial public offering (IPO), which resulted in net primary proceeds to us of $519.7 million. In addition, during October 2009, we amended our Revolving Credit Facility and completed the issuance of $600.0 million, 7.75% Unsecured Senior Notes, due November 15, 2016 (7.75% Notes), at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The issuance of the 7.75% Notes resulted in net proceeds to us of $583.9 million. Additional information regarding our IPO and refinancing transactions are included in Note 3, “Initial Public Offering and Use of Proceeds” and Note 11, “Long-Term Debt and Capital Lease Obligations,” respectively.

As of December 31, 2009, Talecris Holdings, LLC held approximately 50.1% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Subsequent to December 31, 2009, the ownership of our outstanding common stock by Talecris Holdings, LLC was diluted below 50%.

2.	Summary of Significant Accounting Policies

Throughout our consolidated financial statements, references to “Talecris Biotherapeutics Holdings Corp.,” “Talecris,” “the Company,” “we,” “us,” and “our” are references to Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries.

All tabular disclosures of dollar amounts are presented in thousands. All share and per share amounts are presented at their actual amounts.

A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods presented to reflect the share dividend.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Talecris Biotherapeutics Holdings Corp. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. The most significant judgments we have made include, but are not limited to, estimates used in determining values of inventories, allowances for doubtful accounts and notes receivable, long-lived and indefinite-lived assets, litigation accruals and related settlements, losses under contractual obligations, leasehold impairments, deferred income taxes, income tax provisions, accruals for uncertain income tax positions, self-insurance accruals, share-based payment transactions, derivative instruments, and other operating allowances and accruals. We also use significant judgments in applying purchase accounting to business acquisitions.

We periodically evaluate estimates used in the preparation of the financial statements for reasonableness, including estimates provided by third parties. Appropriate adjustments to the estimates are made prospectively, as necessary, based on such periodic evaluations. We base our estimates on, among other things, currently available information, market conditions, and industry and historical experience, which collectively form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that our assumptions are reasonable under the circumstances, actual future results could differ materially. In addition, if we had used different estimates and assumptions, our financial position and results of operations could have differed materially from that which is presented.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less when purchased are considered cash equivalents and are carried at cost due to the short period of time to maturity.

Accounts Receivable, net

Accounts receivable, net, consists of amounts owed to us by our customers on credit sales with terms generally ranging from 30 to 120 days from date of invoice and are presented net of an allowance for doubtful accounts receivable on our consolidated balance sheets.

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. In extending credit, we assess our customers’ creditworthiness by, among other factors, evaluating our customers’ financial condition, credit history, and the amount involved, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts. We also consider, among other things, customer concentrations and changes in customer payment terms or payment patterns.

If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in determining the allowance, the allowance would be adjusted through charges or credits to selling, general, and administrative expenses (SG&A) in our consolidated income statements in the period in which such changes in collection become known. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant.

Concentrations of Credit Risk

Our accounts receivable, net, includes amounts due from pharmaceutical wholesalers and distributors, buying groups, hospitals, physicians’ offices, patients, and others. Talecris’ concentrations with customers that represented more than 10% of Talecris’ accounts receivable, net were:

•	At December 31, 2009: FFF Enterprise, Inc. — 14.6%

•	At December 31, 2008: FFF Enterprise, Inc. — 15.0%; AmeriSource Bergen — 14.0%

The following table summarizes our concentrations with customers that represented more than 10% of our total net revenue:

	Years Ended December 31,
	2009	2008	2007

FFF Enterprise Inc.	14.4%	12.8%	18.2%
AmeriSource Bergen	12.3%	12.0%	14.9%
Canadian Blood Services	NA	10.6%	10.5%

Inventories

Inventories consist of raw materials, work-in-process, and finished goods held for sale and are stated at the lower of cost or market, which approximates actual costs determined on the first-in, first-out method. In evaluating whether inventory is stated at the lower of cost or market, we consider such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition. As appropriate, provisions are recorded to reduce inventories to their net realizable value. We record provisions for work-in-process inventory when we believe the inventory does not meet all criteria to permit release to the market. Provisions are recorded for finished goods that do not have sufficient remaining shelf lives. We record recoveries directly to cost of goods sold after the impacted material is determined to be usable and is sold to third parties.

Pre-Approval Plasma Inventories

We capitalize the cost of unlicensed plasma into raw material inventories, when, based on our judgment, future economic benefit is probable. While unlicensed plasma cannot be sold to third parties or used in our manufacturing processes to make finished product until all regulatory approvals have been obtained, we have determined that it is probable that our unlicensed plasma inventories are realizable. As part of the U.S. Food and Drug Administration (FDA) licensing process for plasma collection centers, we are initially permitted to collect plasma utilizing the procedures and quality systems implemented and approved under our existing Biologics License Application (BLA) until such time as the FDA inspectors have conducted a pre-license inspection of the site and approved the site for inclusion in the BLA. At the conclusion of this process, we are permitted to sell or utilize previously collected plasma in manufacturing of final product. We believe that our cumulative knowledge of the industry, standard industry practices, experience working with the FDA, established quality systems, and consistency in achieving licensure support our capitalization of unlicensed plasma inventory.

Our accounting for unlicensed plasma requires us to make judgments regarding the ultimate net realizable value of the inventory. This assessment is based upon an analysis of various factors, including the remaining shelf life of the inventory, current and expected market conditions, amount of inventory on hand, and our ability to obtain the requisite regulatory approvals. As a result of periodic assessments, we could be required to expense previously capitalized inventory through cost of goods sold upon an unfavorable change in such judgments.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. Internal engineering costs directly related to asset additions are capitalized. Major renewals and betterments are capitalized. All feasibility studies and maintenance and repair costs are expensed as incurred. Certain interest costs incurred by us during the construction period, based on our weighted average borrowing rates of debt, are capitalized and included in the cost of the related asset.

We generally depreciate and amortize property, plant, and equipment using the straight-line method over the useful lives presented in the following table:

Asset Type	Useful Life (Years)

Buildings	10 to 45
Building improvements	10 to 20
Machinery and equipment	3 to 20
Furniture and fixtures	5 to 10
Computer hardware and software	3 to 7
Leasehold improvements	the estimated useful life of the improvement or, if shorter, the life of the lease

We lease various property and equipment. Leased property and equipment that meet certain criterion are capitalized and the present values of the related lease payments are recorded as liabilities. Capital lease payments are allocated between a reduction of the lease obligation and interest expense using the interest rate implicit in the lease. All other leases are accounted for as operating leases and the related payments are expensed ratably over the rental period. Amortization of assets under capital leases is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life.

Business Acquisitions

Results of business acquisitions are included in our results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. Any purchase price in excess of the fair value of these net assets is recorded as goodwill. The accounting for business acquisitions requires us to make estimates and assumptions related to the estimated fair values of the net assets acquired. Significant judgments are used during this process, particularly with respect to intangible assets. Generally, definite-lived intangible assets are amortized over their estimated useful lives. Goodwill and other indefinite-lived intangible assets are not amortized, but are annually assessed for impairment. Therefore, the purchase price allocation to intangible assets and goodwill could have a significant impact on future operating results.

Identifiable Intangible Assets

Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Definite-lived intangible assets are amortized over their useful lives. Indefinite-lived intangible assets, such as regulatory licenses, are not amortized, but are annually assessed for impairment.

Impairment Reviews

We evaluate the recoverability of recorded goodwill and other indefinite-lived intangible asset amounts annually as of December 31 or when events or changes in circumstances indicate that evidence of potential impairment exists, using a fair value based test. This test requires us to make estimates of factors that include, but are not limited to, projected future operating results and business plans, economic projections, anticipated future cash flows, comparable marketplace data from a consistent industry group, and the cost of capital. Any applicable impairment loss is the amount, if any, by which the implied fair value is less than the carrying value.

We review the carrying amounts of other long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We periodically evaluate whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets or whether the remaining carrying amount of long-lived assets should be evaluated for possible impairment. An example of such a change in circumstances includes a significant adverse change in the extent or manner in which an asset is being used.

Notes Receivable, net

Notes receivable, net, consists of amounts owed to us by certain plasma suppliers, including accrued interest. We evaluate our notes receivable for collectibility when events or changes in circumstances indicate that the amounts owed to us may not be collectible. We record an impairment charge, based on current information and events, when it is probable that we will be unable to collect principal and interest amounts owed to us under the contractual terms of the loan agreement. Once a note receivable is determined to be impaired, we discontinue interest accruals. Measuring impairment of a loan requires the use of management’s judgments and estimates, and the eventual outcomes may differ from those estimates. If conditions were to change in future periods, additional allowances or reversals may be required. Such allowances or reversals could be significant. At December 31, 2009 and 2008, our notes receivable, net, amounted to $1.7 million and $21.7 million, respectively, and were included in other long-term assets on our consolidated balance sheets.

Debt Issuance Costs and Debt Discount

We capitalize costs associated with the issuance of our debt and amortize these costs to interest expense, net, over the term of the related debt agreement using an effective yield amortization method, or similar method. Unamortized debt issuance costs are written off within total other non-operating expense, net, in our consolidated income statements when indebtedness under the related credit facility is repaid or restructured prior to maturity.

We record debt discounts as a reduction of the face amount of the related debt. Debt discounts are amortized to interest expense, net, over the term of the related debt agreement using an effective yield amortization method, or similar method.

Financial Instruments with Characteristics of Debt and Equity

Accounting standards require that we classify a financial instrument as a liability when that financial instrument embodies an obligation on our part. A freestanding financial instrument that, at inception, embodies an obligation to repurchase our equity shares, or is indexed to such an obligation, and requires or may require us to settle the obligation by transferring assets, is classified as a liability.

Our Redeemable Series A and B Senior Convertible Preferred Stock (Series A and B preferred stock) had deemed liquidation requirements which could have potentially resulted in cash payments to the holders thereof which were beyond our control. During 2009, the Series A and B preferred stock and related unpaid dividends were converted into common stock at the election of the holder in connection with our IPO. The unrestricted and restricted common stock that we issued to employees and members of our board of directors contained various embedded put/call features that could have potentially resulted in cash payments to the holders thereof, which were beyond our control. As such, at December 31, 2008, we classified our obligations under these financial instruments outside of permanent equity on our consolidated balance sheet within obligations under common stock put/call option or redeemable preferred stock. Both our redemption rights and the participants’ put rights related to the common stock were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock to permanent equity in the fourth quarter of 2009.

Revenue Recognition and Gross-to-Net Revenue Adjustments

We recognize revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. The recognition of revenue is deferred if there are significant post-delivery obligations, such as customer acceptance.

Allowances against revenue for estimated discounts, rebates, administrative fees, chargebacks, and shelf-stock adjustments are established by us concurrently with the recognition of revenue. The standard terms and conditions under which products are shipped to our customers generally do not allow a right of return. In the rare instances in which we grant a right of return, revenue is reduced at the time of sale to reflect expected returns and deferred until all conditions of revenue recognition are met.

We have supply agreements with our major distributors, which require them to purchase minimum quantities of our products. We regularly review the supply levels of our products on hand at major distributors, primarily by analyzing inventory reports supplied by these distributors, available data regarding the sell-through of our products, our internal data, and other available information. When we believe distributor inventory levels have increased relative to underlying demand, we evaluate the need for sales return allowances. Factors that influence the allowance include historical sales return activity, levels of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf-life, pricing, and competition. Sales returns have not been material during the periods presented.

We have agreed to reimburse certain of our international distributors for their selling, general, and administrative expenses (SG&A) under the terms of our distribution agreements. We have reflected these charges as a reduction of net revenue.

Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations.

We evaluate revenue from agreements that have multiple elements to determine whether the components of the arrangement represent separate units of accounting. In transactions that contain multiple elements, we recognize revenue as each product is delivered or service is provided to the customer. We allocate the total arrangement consideration to each element based on its relative fair value, based on the price for the product or service when it is sold separately.

Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenue is recognized, and primarily represent rebates to government agencies, chargebacks to wholesalers and distributors, and customer prompt payment discounts. These gross-to-net revenue adjustments are described below.

We offer rebates to certain classes of trade, which we account for by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of rebates attributable to each sale. We determine our estimate of the rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to rebates and the levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. For the portion of these rebates that is settled as part of the product sale, there is no lag in the recognition of the rebate. The portion which is accrued upon sale is settled upon resale by our distributors. Due to the limited classes of trade that participate in rebate programs and our visibility of inventories in the channel, adjustments for actual experience have not been material.

We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. Adjustments for actual experience have not been material.

Sales allowances are established based upon consideration of a variety of factors, including, but not limited to, our sales terms which generally provide for up to a 2% prompt pay discount on domestic and international sales, contractual agreements with customers, estimates of the amount of product in the pipeline, and prescribing patterns. We believe that our sales allowance accruals are reasonably determinable and are based on the information available at the time to arrive at our best estimate of the accruals. Actual sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that the actual sales allowances may differ from prior estimates. If conditions in future periods change, revisions to previous estimates may be required, potentially in significant amounts.

Our estimates for discounts, customer and government rebates, and administrative fees are by their nature more predictable and less subjective. Estimates for chargebacks are more subjective and, consequently, may be more variable. We enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when our products are purchased from wholesalers by these entities at the contract price which is less than the price charged by us to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell-through of our products by the wholesalers at the contract price based on historical chargeback experience and other factors. Our estimates of inventory levels at the wholesalers are subject to inherent limitations, as our estimates rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We periodically monitor the factors that influence our provision for chargebacks, and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time.

Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. These types of credits are customary in our industry and are intended to reduce a customer’s inventory cost to better reflect current market prices. Shelf-stock adjustments are based upon the amount of product that our customers have remaining in their inventories at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with customers, estimated declines in market prices, and estimates of inventory held by customers. Our estimates of inventory levels at the customer are subject to inherent limitations, as our estimates may rely on third party data, and their data may itself rely on estimates, and be subject to other limitations. We regularly monitor these factors and evaluate our reserves for shelf-stock adjustments. We have not experienced significant shelf-stock adjustments during the periods presented.

Shipping and Handling

Shipping and handling costs incurred for inventory purchases are included in cost of goods sold in our consolidated income statements. Shipping and handling costs incurred to warehouse, pick, pack, and prepare inventory for delivery to customers are included in SG&A in our consolidated income statements. Shipping and handling costs included in SG&A amounted to $3.6 million, $3.5 million, and $3.4 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Advertising Costs

The costs of advertising are expensed as incurred within SG&A in our consolidated income statements. Our advertising costs consist primarily of product samples, print media, online advertising, and promotional material. We incurred advertising costs totaling $10.2 million, $10.5 million, and $9.3 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Research and Development Expenses

Research and development (R&D) expenses include the costs directly attributable to the conduct of research and development programs for new products and extensions or improvements of existing products and the related manufacturing processes. Such costs include salaries and related employee benefit costs, payroll taxes, materials (including the material required for clinical trials), supplies, depreciation on and maintenance of R&D equipment, services provided by outside contractors for clinical development and clinical trials, regulatory services, and fees. R&D also includes the allocable portion of facility costs such as rent, depreciation, utilities, insurance, and general support services. All costs associated with R&D are expensed as incurred.

Share-Based Compensation

We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees’ requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee’s salary. We record corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in capital.

The fair value of our common stock on the grant date is a significant factor in determining the fair value of share-based compensation awards and the ultimate non-cash compensation cost that we will be required to record over the vesting period. Given the absence of a trading market for our common stock on grant dates prior to October 1, 2009, our board of directors, or special dividend committee or compensation committee designated by our board of directors, estimated the fair value of our common stock contemporaneously with each grant using numerous objective and subjective factors. These factors included: (i) our stage of development, our efforts to become independent from Bayer, and revenue growth; (ii) the timing of the anticipated launch of new products and new indications; (iii) business conditions and business challenges at the time; (iv) available market data, including observable market transactions, and valuations for comparable companies; (v) the illiquid nature of our stock options and stock grants; and (vi) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions at the grant date. In making the assessment of common stock fair value on each award date, our board of directors or designated committee of our board of directors considered the guidance in American Institute of Certified Public Accountants Technical Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The valuations were completed utilizing the market and/or an income approach and then the enterprise value was allocated using the “Probability-Weighted Expected Return Method,” which provides different probability weights of various likely scenarios (distressed; remain private; private sale; IPO), and develops valuations by determining the present value of the future expected common stock value under each of these scenarios. For option awards granted on October 1, 2009, the fair value of our common stock was determined to be the IPO price per share of $19.00. For option awards granted subsequent to our IPO, we consider the fair value of our common stock to be the closing share price as reported by The NASDAQ Global Select Market on the grant date.

We estimate the fair value of stock options at the grant date using the Black-Scholes pricing model, which requires the use of a number of assumptions related to the risk-free interest rate, average life of options (expected term), expected volatility, and dividend yield. A forfeiture rate based on historical attrition rates of award holders is used in estimating the granted awards not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of the stock options, and resulting compensation expense, could be different.

The stock options that we granted to employees typically have had service-based and performance-based components. Stock option grants, restricted stock and restricted stock unit (RSU) awards to nonemployee directors are service-based only. Service-based awards vest annually in equal amounts over the vesting period. The performance-based component of the stock options vests annually upon the achievement of corporate performance objectives which are established by our board of directors. We make assessments as to whether the performance conditions related to the performance-based stock options will be achieved. We record compensation cost for awards with performance conditions based on the probable outcome of the performance conditions.

Litigation Accruals

We record an accrual for our exposures to our various litigation matters as a charge to our consolidated income statements when it becomes probable and can be reasonably estimated. The exposure to legal matters is evaluated and estimated, if possible, following consultation with legal counsel. Such estimates are based on currently available information and, given the subjective nature and complexities inherent in making these estimates, the ultimate outcome of our legal matters may be significantly different than the amounts estimated. Additional information regarding our possible litigation exposures is included in Note 13, “Commitments and Contingencies.”

Environmental Costs

We record liabilities when our environmental assessments indicate that remediation efforts are probable, and the costs can be reasonably estimated. We recognize a current period expense for the liability when clean-up efforts do not benefit future periods. We capitalize costs that benefit more than one accounting period. Estimates, when applicable, of our liabilities are based on currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors, and include estimates of associated legal costs. The amounts also consider prior experience in remediating contaminated sites, other companies’ clean-up experience, and data released by the Environmental Protection Agency (EPA) or other organizations. The estimates are subject to revision in future periods based on actual costs or new circumstances. We evaluate recoveries from insurance coverage or government sponsored programs separately from our liability, and when recovery is assured, we record and report an asset separately from the associated liability. At December 31, 2009 and 2008, no environmental related assets or liabilities are reflected on our consolidated balance sheets as no amounts are probable or estimable.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure, that, when analyzed, indicates it is both probable that an asset has been impaired or a liability incurred, and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against the accrued liability, if one exists, or expensed, if no liability was previously established. When a range of probable loss can be estimated, we accrue the most likely amount within the range of probable losses.

Self-Insurance Programs

We maintain self-insured retentions and deductibles for some of our insurance programs and limit our exposure to claims by maintaining stop-loss and/or aggregate liability coverage under which the insurer is the primary obligor to the insured. The estimate of our claims liability is subject to inherent limitations as it relies on our judgment of the likely ultimate costs that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our liability for such claims, we consider a number of factors, including, but not limited to, self-insured retentions, deductibles, claim experience, demographic factors, severity factors, and maximum claims exposure. If actual claims exceed these estimates, additional charges may be required.

Income Taxes

We calculate a provision for, or benefit from, income taxes using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A reduction in the carrying amounts of deferred tax assets by a valuation allowance is required, if, based on the available evidence, it is more likely than not that the assets will not be realized. Accordingly, we periodically assess the need to establish valuation allowances for deferred tax assets based on the more-likely-than-not realization threshold criterion. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies.

We establish reserves for uncertain income tax positions, based on the technical support for the positions, our past audit experience with similar situations, and potential interest and penalties related to the matters. Our recorded reserves represent our best estimate of the amount, if any, that we will ultimately be required to pay to settle such matters. The resolution of our uncertain income tax positions is dependent on uncontrollable factors such as law changes, new case law and the willingness of the income tax authorities to settle, including the timing thereof and other factors. Although we do not anticipate significant changes to our uncertain income tax positions in the next twelve months, items outside of our control could cause our uncertain income tax positions to change in the future, which would be recorded within (provision) benefit for income taxes in our consolidated income statements. Interest and penalties related to unrecognized tax benefits are recognized as a component of our income tax provision.

Interest Costs

We capitalize a portion of the interest costs we incur during the construction of long-lived assets, primarily plant and equipment, as an additional cost of the related asset. The amount of interest capitalized is determined by applying our weighted average borrowing rate to the related capital spending during the construction period. We incurred interest costs related to our debt and interest rate swap contracts of $72.8 million, $97.2 million, and $110.2 million for the years ended December 31, 2009, 2008, and 2007, respectively, of which $2.0 million, $2.3 million, and $2.0 million, respectively, were capitalized related to the construction of property and equipment.

Derivative Financial Instruments

All derivative financial instruments are recorded on our consolidated balance sheets as assets or liabilities and measured at fair value, which considers the instrument’s term, notional amount, discount rate, credit risk, and other factors. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in other comprehensive income (loss) and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings. When determining the fair value of our derivative financial instruments, we analyze the instruments from a market participant’s perspective to determine a hypothetical exit price to the counterparty. At December 31, 2009, our derivative financial instruments consisted of two interest rate cap contracts. At December 31, 2008, our derivative financial instruments consisted of five variable-to-fixed interest rate swap contracts and two interest rate cap contracts.

Fair Value of Financial Instruments

Effective November 1, 2008, we adopted new fair value accounting guidance for financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The guidance does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy to classify the source of the information. The guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero. At December 31, 2008, the fair value of our interest rate swaps was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data.

At December 31, 2009, the estimated fair value of our 7.75% Notes was $607.9 million. We calculated the fair value by reference to open bid/ask quotations of our 7.75% Notes at December 31, 2009. We had no amounts outstanding under our variable rate Revolving Credit Facility at December 31, 2009. At December 31, 2009, we have notes receivable outstanding, which bear interest at market rates, and consequently, the recorded amounts approximate fair value. The recorded amounts of all other financial instruments, which consist of cash and cash equivalents, accounts receivable, net, accounts payable, accrued expenses other liabilities, approximate fair value due to the short duration of the instruments.

Comprehensive Income

Comprehensive income is defined as the change in equity resulting from recognized transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income as currently reported under U.S. GAAP and other comprehensive income (loss). Other comprehensive income (loss) considers the effect of additional economic events that are not required to be recorded in determining net income, but rather are reported as a separate component of stockholders’ equity (deficit).

The following table includes information regarding our other comprehensive income (loss):

	Gross	Tax	Net
	Amount	Effect	Amount

Year ended December 31, 2009
Foreign currency translation adjustments	$232	$—	$232
Additional minimum pension liability	244	—	244
Reclassification of unrealized loss on derivatives to earnings	37,513	(14,226)	23,287

Other comprehensive income	$37,989	$(14,226)	$23,763

Year ended December 31, 2008
Foreign currency translation adjustments	$(216)	$—	$(216)
Net unrealized loss on derivative financial instruments	(18,477)	6,973	(11,504)
Additional minimum pension liability	(52)	—	(52)

Other comprehensive loss	$(18,745)	$6,973	$(11,772)

Year ended December 31, 2007
Foreign currency translation adjustments	$128	$—	$128
Net unrealized loss on derivative financial instruments	(19,036)	7,253	(11,783)

Other comprehensive loss	$(18,908)	$7,253	$(11,655)

The following table includes information regarding our accumulated other comprehensive income (loss):

	December 31,
	2009	2008

Foreign currency translation adjustments	$164	$(68)
Net unrealized loss on derivative financial instruments	—	(23,287)
Additional minimum pension liability	192	(52)

Accumulated other comprehensive income (loss)	$356	$(23,407)

During the year ended December 31, 2009, we settled and terminated our interest rate swap contracts, which resulted in a loss of $30.9 million. Our accumulated other comprehensive loss at December 31, 2008 included $23.3 million, net of taxes, related to unrealized losses associated with our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

Foreign Currency Translation

For our international operations, local currencies have been determined to be the functional currencies. We translate the financial statements of international subsidiaries to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. We record these translation adjustments as a component of other comprehensive income (loss) within stockholders’ equity (deficit). We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency as incurred within SG&A in our consolidated income statements. We incurred foreign currency transaction gains (losses) of $1.9 million, $(1.0) million, and $5.7 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Business Segments

We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products result from a common manufacturing process based on a single feedstock.

Earnings per Share

We calculate basic earnings per share based upon the weighted average number of common shares outstanding. We calculate diluted earnings per share based upon the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued new accounting guidance regarding multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the guidance retrospectively for all prior periods. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

In August 2009, the FASB released new accounting guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance; however, earlier application is permitted. We do not anticipate that the adoption of this guidance will have a material impact on our consolidated financial statements or related disclosures.

In May 2009, the FASB issued authoritative guidance for subsequent events, which is effective for interim and annual financial statements ending after June 15, 2009. The guidance establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis of that date. We have evaluated subsequent events up through February 23, 2010, the date that we filed our audited consolidated financial statements with the U.S. Securities and Exchange Commission (SEC).

In April 2009, the FASB issued new accounting guidance concerning application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements, although the future impact of this guidance will be largely dependent on the size and nature of business combinations completed after the effective date.

On January 30, 2009, the SEC released the final rules requiring all registered companies to use eXtensible Business Reporting Language (XBRL) when submitting financial statements to the SEC. The new rules initially will require interactive data reporting only by domestic and foreign large accelerated filers that prepare their financial statements in accordance with U.S. GAAP and have a worldwide public common equity float above $5.0 billion for their first quarterly period ending after June 15, 2009 and all reporting periods thereafter. We expect to be required to file using XBRL beginning with our quarterly reporting period ending March 31, 2011.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, we may be required in fiscal 2015 to prepare financial statements in accordance with IFRS. However, the SEC announced it will make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this potential change would have on our consolidated financial statements, and will continue to monitor the development of the potential implementation of IFRS.

In March 2008, the FASB revised authoritative guidance for disclosures about derivative financial instruments and hedging activities. This guidance requires disclosures about derivatives and hedging activities including enhanced disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted and (c) how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not materially impact our financial statement disclosures.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements, although the future impact of this guidance will be largely dependent on the size and nature of business combinations completed after the effective date.

In December 2007, the FASB issued authoritative guidance, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the noncontrolling owners. The authoritative guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements based on our current ownership interests.

3.	Initial Public Offering and Use of Proceeds

On October 6, 2009, we completed our IPO of 56,000,000 shares of our common stock, par value $0.01 per share, at an offering price of $19.00 per share. Our IPO included 28,947,368 shares newly issued and sold by us and 27,052,632 shares sold by the selling stockholder, Talecris Holdings, LLC, including 6,000,000 shares sold by the selling stockholder pursuant to the underwriters’ option to purchase additional shares. After deducting the payment of underwriters’ discounts and commissions, the net primary proceeds to us from the sale of shares in our IPO were approximately $519.7 million, which we used to repay $389.8 million and $129.9 million of principal under our

First and Second Lien Term Loans, respectively. We did not receive any proceeds from the sale of shares by the selling stockholder. In addition to the $30.3 million of underwriters’ discounts and commissions deducted from the offering proceeds, we incurred other offering costs of $3.9 million, of which $1.3 million is included in SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet. At December 31, 2009, approximately $0.2 million of accrued offering expenses were payable to underwriters.

4.	Definitive Merger Agreement with CSL Limited (CSL)

On August 12, 2008, we entered into a definitive merger agreement with CSL, under which CSL agreed to acquire us for cash consideration of $3.1 billion, less net debt, as defined. The closing of the transaction was subject to the receipt of certain regulatory approvals as well as other customary conditions. The U.S. Federal Trade Commission filed an administrative complaint before the Commission challenging the merger and a complaint in Federal district court seeking to enjoin the merger during the administrative process. On June 8, 2009, the merger parties agreed to terminate the definitive merger agreement. CSL paid us a merger termination fee of $75.0 million, which is included as other non-operating income in our consolidated income statement for the year ended December 31, 2009. The U.S. Federal Trade Commission’s complaints were subsequently dismissed.

In consideration of the definitive merger agreement with CSL, our board of directors approved a retention program in August 2008 for an amount up to $20.0 million. We recorded retention expense of $8.2 million and $5.1 million, excluding fringe benefits, during the years ended December 31, 2009 and 2008, respectively. We classified the cost of this retention program consistent with each recipient’s salary. We made payments of approximately $13.3 million under this retention program during 2009. No further payments are due.

5.	Business Acquisitions

In November 2006, we acquired certain assets and assumed certain liabilities from International BioResources, L.L.C. and affiliated entities (IBR) pursuant to an Asset Purchase Agreement (APA). On June 9, 2007, the APA was amended to provide for the acceleration of all milestone and other amounts owed to IBR under the contingent consideration provision of the APA, and as a result, we issued 2,146,232 shares of our common stock to IBR in June 2007, of which 544,568 shares were immediately delivered to IBR and 1,601,664 shares were placed in escrow to secure against breaches and warranties under the APA. The shares placed in escrow were subsequently released to IBR during 2008 either through subsequent amendments to the APA or as the breaches and warranties provision lapsed.

The total fair value of the accelerated consideration of our common stock was determined to be $45.6 million, based upon the then fair value per share of our common stock as determined by our board of directors, of which $8.6 million was considered to be an inducement for IBR to enter into the June 9, 2007 Purchase and Sale of Assets Agreement (June 2007 Agreement) and the June 9, 2007 Plasma Supply Agreement, and $37.0 million was considered to be additional purchase price, and recorded as goodwill.

The $8.6 million inducement was initially recorded as an other long-term asset on our consolidated balance sheet and was allocable to the purchase price of plasma collection centers acquired from IBR under the June 2007 Agreement. At December 31, 2008, $6.0 million related to the inducement remained in other long-term assets on our consolidated balance sheet. As of December 31, 2009, the entire inducement has been allocated to the purchase price of plasma collection centers acquired during 2009 under the June 2007 Agreement.

IBR had the right to put the shares of our common stock back to us for cash ($15.61 per common share) under certain circumstances prior to June 30, 2008. IBR was entitled to interest at a rate of 8% per annum from the issuance date of the shares through December 31, 2007, and as a result we accreted our obligation to a maximum put value of $35.1 million. The difference between the put value and the fair value of the common stock on June 9, 2007 of $12.1 million was recorded as additional paid-in capital during the year ended December 31, 2007.

In January 2008, IBR exercised their put right, as amended, for 1,185,232 common shares, which we repurchased in February 2008. In March 2008, IBR exercised their put right, as amended, for the remaining 961,000 common shares, which we repurchased in April 2008. The repurchased shares were retired and the embedded put feature was cancelled.

The following table summarizes our purchase accounting for plasma collection centers acquired from IBR under the June 2007 Agreement. The plasma collection centers were acquired to support our plasma supply vertical integration strategy. The plasma collection centers’ results of operations have been included in our consolidated financial statements from their respective date of acquisition.

	Years Ended December 31,
	2009	2008	2007

Payments at closing	$5,181	$2,147	$16,211
Notes receivable and other advances	44,540	10,430	—
Performance incentive payments	837	843	—
Allocable portion of accelerated contingent consideration	6,020	2,580	—
Transaction costs	—	56	475

Total purchase price	$56,578	$16,056	$16,686

Cash and cash equivalents	$62	$21	$55
Inventory	5,416	1,778	2,209
Other current assets	183	—	—
Property, plant, and equipment	10,181	1,814	1,095
Intangible assets-regulatory licenses	3,860	840	280
Goodwill	37,060	11,643	13,089

Total assets acquired	56,762	16,096	16,728
Current liabilities assumed	(184)	(40)	(42)

Total purchase price	$56,578	$16,056	$16,686

Number of plasma collection centers acquired	12	3	3

The purchase price for the plasma collection centers acquired from IBR during 2009 and 2008 consists of various loans and advances made to IBR and performance incentive payments for achieving certain milestones related to the timing of plasma collection center openings. The purchase price also includes the allocable portion of accelerated contingent consideration due to IBR as discussed above. We have no further financing commitments to IBR under the terms of our June 2007 Agreement.

6.	Goodwill and Intangible Assets

Changes to the carrying amount of goodwill for the years ended December 31, 2009 and 2008 were as follows:

Balance at December 31, 2007	$124,157
Acquisitions of plasma collection centers from IBR	11,643

Balance at December 31, 2008	135,800
Acquisitions of plasma collection centers from IBR	37,060

Balance at December 31, 2009	$172,860

Additional information regarding our business acquisitions is included in Note 5, “Business Acquisitions.”

We assess goodwill for impairment annually as of December 31, or more frequently if events and circumstances indicate that impairment may have occurred. The impairment test requires us to allocate goodwill to our reporting units and estimate the fair value of the reporting unit that contained goodwill. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we would record an impairment loss determined by the excess of the carrying amount of the reporting unit’s goodwill over its implied fair value.

We have assessed goodwill at the reporting unit level. We allocated our company’s enterprise value to our reporting units based upon their relative contributions to one of our principal operating performance measures, adjusted EBITDA. We determined that the allocated fair value of the reporting unit exceeded its carrying value, and as a result, no adjustment to our recorded goodwill was required at December 31, 2009. Additional information regarding the use of non-GAAP financial measures is included in Note 11, “Long-Term Debt and Capital Lease Obligations.”

At December 31, 2009, we had $10.9 million of intangible assets recorded on our consolidated balance sheet, all of which were indefinite-lived regulatory licenses associated with our plasma collection centers. At December 31, 2008, we had $7.2 million of intangible assets recorded on our consolidated balance sheet, of which $7.0 million were indefinite-lived regulatory licenses associated with our plasma collection centers. We incurred minimal intangible asset amortization expense for the periods presented. We performed our annual impairment testing of indefinite-lived intangible assets as of December 31, 2009, which resulted in no impairment of the recorded amounts.

7.	Collaborative and Other Agreements

Distribution Services and Supply Agreements with Bayer

We entered into a number of international distribution services and supply agreements with Bayer in conjunction with our 2005 formational activities under which Bayer affiliates provided supply and distribution services to us for various periods of time in a number of geographic regions outside of the United States. We have since terminated these agreements with Bayer as we have developed internal capabilities, or in certain cases, contracted with unaffiliated third parties, to assume these functions. During the years ended December 31, 2008 and 2007, we repurchased inventories with a value of approximately $28.6 million and $81.9 million, respectively, from a Bayer affiliate in Germany, where we terminated our distribution agreement.

Supply and Service Agreement

We have a Supply and Service Agreement, as amended, through 2012 to provide albumin to an unaffiliated third party, which is used in conjunction with a proprietary product manufactured by them. We earn a commission on sales of the third party’s product at a fixed rate which depends on the territory where the product is sold, as defined in the agreement. We also provide regulatory support as required. We earned commissions of $5.5 million, $8.6 million, and $7.4 million under this agreement for the years ended December 31, 2009, 2008, and 2007, respectively, which have been recorded in other net revenue in our consolidated income statements.

Licensed Technology

We licensed certain technology related to the formulation of one of our products to an unaffiliated third party. As consideration for the technology transfer, we received an upfront licensing fee of $4.0 million during 2007, of which 33% is refundable under certain conditions. We recognized $2.6 million of the licensing fee during 2008 as a result of the completion of a portion of our performance obligations, which we recorded within other net revenue in our consolidated income statement. The remaining portion has been deferred on our consolidated balance sheets at December 31, 2009 and 2008. We will recognize the remaining portion of the deferred licensing fee once our remaining performance obligations have been completed. Under the terms of this agreement, we will also receive royalty payments from this third party, which escalates with volume.

Litigation Settlement

We were a co-plaintiff along with Bayer Healthcare (Bayer) in patent litigation in the United States District Court for the District of Delaware against Baxter International Inc. and Baxter Healthcare (collectively, Baxter). In this case, filed in 2005, we, as exclusive licensee of Bayer’s U.S. Patent No. 6,686,191 (the ‘191 patent), alleged that Baxter by its manufacture and importation of its liquid IGIV product, Gammagard Liquid, had infringed the ‘191 patent. We entered into a Settlement Agreement with Baxter on August 10, 2007. Under the terms of the settlement, (i) Baxter paid us $11.0 million, (ii) Baxter will pay us for a period of four years from the settlement date an amount comprising 1.2% of Baxter’s net sales in the United States of Gammagard Liquid and any other product sold by Baxter or an affiliate in the United States under a different brand name that is a liquid intravenous immunoglobulin under a separate Sublicense Agreement, (iii) Baxter provided us with approximately 2,000 kilograms of Fraction IV-I paste with specifications as per the Settlement Agreement (fair value of $1.8 million determined by reference to similar raw material purchases we have made in the past as well as current market conditions), and (iv) we will grant Baxter certain sublicense rights in the ‘191 patent and its foreign counterparties.

We incurred legal fees related to this litigation of $5.7 million during the year ended December 31, 2007, which were recorded within SG&A in our consolidated income statement. During the year ended December 31, 2007, we recorded $12.9 million related to the settlement in other non-operating income in our consolidated income statement. During the years ended December 31, 2009, 2008, and 2007, we recorded $10.6 million, $8.7 million, and $1.7 million, respectively, of fees from Baxter within other net revenue in our consolidated income statements.

8.	Inventories and Cost of Goods Sold

Inventories consisted of the following:

	December 31,
	2009	2008

Raw material	$171,866	$155,055
Work-in-process	312,178	306,950
Finished goods	160,010	119,715

Total inventories	$644,054	$581,720

Our raw material inventories include unlicensed plasma and related testing costs of $7.6 million and $8.2 million at December 31, 2009 and 2008, respectively, which we believe are realizable.

Unabsorbed Talecris Plasma Resources, Inc. (TPR) Infrastructure and Start-Up Costs

Our cost of goods sold includes $44.0 million, $98.5 million, and $70.1 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to unabsorbed TPR infrastructure and start-up costs associated with the development of our plasma collection center platform. Until our plasma collection centers reach normal operating capacity, we charge unabsorbed overhead costs directly to cost of goods sold.

Plasma Center Current Good Manufacturing Practices (cGMP) Issue

During the first and second quarters of 2008, we incurred charges to cost of goods sold of $16.3 million and $7.0 million, respectively, due to deviations from our standard operating procedures and cGMP at one of our plasma collection centers. Our preliminary investigations concluded that the deviations from our standard operating procedures and cGMP resulted in impairments to the related raw material and work-in-process inventories as we concluded there was no probable future economic benefit related to the impacted inventories. Subsequently, due to further investigations and new facts and circumstances, we determined that certain impacted inventories were saleable. We record recoveries directly to cost of goods sold after the impacted material is converted into final products and sold to third parties. During the years ended December 31, 2009 and 2008, we recorded recoveries of $1.9 million and $17.5 million, respectively. For the year ended December 31, 2008, recoveries totaled $17.5 million, resulting in a net provision of $5.8 million for 2008. We do not expect to recognize significant further recoveries of the impacted inventories.

Customer Settlement

We settled a dispute with a customer in September 2007 regarding intermediate material manufactured by us, which is used by this customer in their manufacturing process. We recorded a charge to cost of goods sold of $7.9 million during the year ended December 31, 2007 for inventory impairment related to this material, which we recovered in its entirety during 2008 as the related material was determined to be saleable, converted into final product, and sold to other customers. During 2008, we recorded an additional inventory provision of $2.6 million related to this dispute for products held in Europe, for which we recovered $0.8 million and $1.8 million during 2009 and 2008, respectively, as the impacted material was determined to be saleable, converted into final product, and sold to other customers.

Unplanned Plant Maintenance

During November 2007, we shut down portions of our Clayton, North Carolina facility for approximately two weeks consistent with our cGMP operating practices for unplanned plant maintenance. As a result of the unplanned maintenance, we recorded a charge to cost of goods sold of $10.0 million during the year ended December 31, 2007, primarily related to unabsorbed production costs, which would have otherwise been capitalized to inventories. There was no impact to the carrying value of inventories.

Gamunex IGIV Production Incident

In March 2005, prior to our formation as Talecris, a production incident occurred at our Clayton, North Carolina facility, which resulted in a write-off of Gamunex IGIV that had elevated levels of IgM antibodies. During March 2007, we reached an agreement with Bayer under which we recovered $9.0 million related to this production incident, which we recorded as a reduction of cost of goods sold during the year ended December 31, 2007.

9.	Property, Plant, and Equipment, net

Property, plant, and equipment, net, consisted of the following:

	December 31,
	2009	2008

Land	$4,136	$4,136
Buildings and improvements	68,417	47,764
Machinery and equipment	102,887	67,446
Furniture and fixtures	5,492	4,996
Computer hardware and software	54,761	42,762
Capital leases of buildings	8,374	6,639

	244,067	173,743
Less: accumulated depreciation and amortization	(62,463)	(36,308)

	181,604	137,435
Construction in progress	85,595	75,816

Total property, plant, and equipment, net	$267,199	$213,251

Depreciation expense was $28.8 million, $20.1 million, and $10.5 million for the years ended December 31, 2009, 2008, and 2007, respectively.

During 2009 and 2008, we recorded impairment charges of $3.1 million and $3.6 million, respectively, primarily within cost of goods sold in our consolidated income statements related primarily to capital lease assets and leasehold improvements at certain of our plasma collection centers which were closed or were under development and we no longer plan to open.

During 2007, we recorded an impairment charge related to equipment of $2.8 million as a result of the discontinuation of a capital project, which is included in cost of goods sold in our consolidated income statement.

10.	Investment in Affiliate

At December 31, 2009, we had a 30% interest in the Class 1 common stock of Centric Health Resources, Inc. (Centric). Our investment in Centric is accounted for using the equity method of accounting based on our assessment that our interest allows us to exercise significant influence, but not control. Under the equity method, our investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of Centric as they occur. Our recognition of losses is limited to the extent of our investment in, advances to, and commitments for the investment.

Centric provides services in the management of our Prolastin and Gamunex Direct programs. In this capacity, Centric provides warehousing, order fulfillment, distribution, home infusion, and customer relationship services for us primarily related to our U.S. sales of Prolastin. Centric maintains inventory on our behalf which they utilize to fill customer orders. Centric also provides services to us in collecting accounts receivable for sales made under the Prolastin and Gamunex Direct programs. We provide Centric a fee for each unit of product provided to patients which escalates with volume. The total fees for such services for the years ended December 31, 2009, 2008, and 2007 were $20.3 million, $17.5 million, and $14.5 million, respectively. The majority of these fees are recorded within cost of goods sold in our consolidated income statements. The value of the finished goods inventories that Centric held on our behalf was $7.1 million and $8.9 million at December 31, 2009 and 2008, respectively.

11.	Long-Term Debt and Capital Lease Obligations

We were obligated under the following debt instruments:

	December 31,
	2009	2008

Revolving Credit Facility	$—	$179,941
7.75% Notes	600,000	—
Discount on 7.75% Notes	(3,954)	—
First Lien Term Loan	—	686,000
Second Lien Term Loan	—	330,000
Capital lease obligations	9,961	5,605

Total debt and capital lease obligations	606,007	1,201,546
Less: current maturities	(740)	(7,341)

Long-term debt and capital lease obligations, net of current maturities	$605,267	$1,194,205

Financial Impact of IPO and Refinancing Transactions

The following table summarizes the changes to our indebtedness during 2009, including the impact from the application of the net proceeds to us of $519.7 million from our IPO discussed in Note 3, “Initial Public Offering and Use of Proceeds,” and the net proceeds to us of $583.9 million from the refinancing transactions discussed below:

			October 6,	October 21,
	December 31,	2009 Net	2009	2009		December 31,
	2008	Repayments	IPO	Refinancing	Amortization	2009

Revolving Credit Facility	$179,941	$(124,348)	$—	$(55,593)	$—	$—
First Lien Term Loan	686,000	(5,250)	(389,812)	(290,938)	—	—
Second Lien Term Loan	330,000	—	(129,937)	(200,063)	—	—
7.75% Notes	—	—	—	600,000	—	600,000
Discount on 7.75% Notes	—	—	—	(4,074)	120	(3,954)

Total indebtedness	$1,195,941	$(129,598)	$(519,749)	$49,332	$120	$596,046

In addition to the debt principal repayments in the preceding table, we used $28.7 million of the net proceeds to us from the issuance of the 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million and $8.6 million to pay accrued interest associated with our then outstanding First and Second Lien Term Loans. In addition to the $4.1 million of discounts on the 7.75% Notes disclosed in the table above, approximately $12.0 million of commissions were deducted from the gross issuance proceeds.

Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million.

As a result of the IPO and refinancing transactions, we recognized a charge during the fourth quarter of 2009 of $12.1 million to write-off previously deferred debt issuance costs related to our First and Second Lien Term Loans and $30.9 million related to costs associated with the settlement and termination of our interest rate swap contracts. These charges, which totaled $43.0 million, are recorded within other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009. We capitalized $14.9 million of debt issuance costs associated with the issuance of the 7.75% Notes and the Revolving Credit Facility amendment. We incurred other costs related to our IPO of $3.9 million, of which $1.3 million is included within SG&A in our consolidated income statement for the year ended December 31, 2009 and $2.6 million is included as a reduction of additional paid-in capital on our December 31, 2009 consolidated balance sheet. The following table summarizes changes in deferred debt issuance costs during the year ended December 31, 2009:

			Newly
			Capitalized
	December 31,		Debt Issuance		December 31,
	2008	Charges	Costs	Amortization	2009

Revolving Credit Facility	$3,014	$—	$1,545	$(1,041)	$3,518
First Lien Term Loan	9,629	(8,054)	—	(1,575)	—
Second Lien Term Loan	4,744	(4,087)	—	(657)	—
7.75% Notes	—	—	13,334	(392)	12,942

Total deferred debt issuance costs	$17,387	$(12,141)	$14,879	$(3,665)	$16,460

Deferred debt issuance costs are recorded within other long-term assets on our consolidated balance sheets and are amortized to interest expense, net, in our consolidated income statements on a straight-line basis, which approximates the effective yield amortization method, over the term of the related credit facility.

7.75% Unsecured Senior Notes, due November 15, 2016

On October 21, 2009, we completed the issuance of $600.0 million, 7.75% Senior Notes, due November 15, 2016, at a price of 99.321% of par, in a private placement to certain qualified institutional buyers. The 7.75% Notes yield 7.875% to maturity and pay interest semi-annually on May 15 and November 15 to holders of record on the immediately preceding May 1 and November 1, respectively. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. Except as described below, we will not be entitled to redeem the 7.75% Notes at our option prior to November 12, 2012.

We may redeem some or all of the 7.75% Notes, at our option, at any time on or after November 12, 2012, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the 7.75% Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Fiscal Year	Percentage

2012	103.875%
2013	102.583%
2014	101.292%
2015 and thereafter	100.000%

In addition, at any time during each twelve-month period ending on November 15, 2010, 2011, and 2012, we may redeem up to 10% of the originally issued principal amount of the 7.75% Notes at a redemption price of 103% of the principal amount of the 7.75% Notes redeemed plus accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of the holders of the 7.75% Notes on the relevant record date to receive interest due on the relevant interest payment date.

At any time, or from time to time, on or prior to November 15, 2012, we may, at our option, redeem up to 35% of the aggregate principal amount of the 7.75% Notes issued under the indenture with the net cash proceeds to us of certain equity offerings at a redemption price equal to 107.75% of the principal amount of the 7.75% Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the 7.75% Notes originally issued remains outstanding immediately after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

Under the Make-Whole redemption feature, we may redeem 100% of the principal plus a premium as defined under the indenture (computed using a discount rate equal to the U.S. Treasury rate as of such redemption date plus 0.50%), plus accrued and unpaid interest and additional interest, if any, prior to November 15, 2012, with respect to some or all of the 7.75% Notes, subject to the rights of the holders on the relevant record date to receive interest due on the relevant interest payment date.

We are not required to make mandatory redemption or sinking fund payments with respect to the 7.75% Notes.

Upon a change of control, the 7.75% Notes are puttable at 101% of principal plus accrued and unpaid interest and additional interest, if any.

We may incur additional indebtedness and our subsidiary guarantors may also incur additional indebtedness if our Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters immediately preceding the date on which such additional indebtedness is incurred would have been at least 2.00 to 1.00, determined on a pro forma basis.

The indenture contains certain covenants limiting, subject to exceptions, carve-outs and qualifications, our ability and our restricted subsidiaries’ ability to: (i) sell assets; (ii) pay distributions on, redeem or repurchase its capital stock or redeem or repurchase its subordinated debt; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred stock; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us; (vii) engage in certain sale and leaseback transactions; (viii) engage in certain transactions with affiliates; (ix) transfer or dispose of the capital stock of the restricted subsidiary to persons other than us or our restricted subsidiaries; and (x) create unrestricted subsidiaries. The indenture also contains certain customary events of default.

In connection with the sale of the 7.75% Notes, we and our subsidiaries that guaranteed the 7.75% Notes entered into an exchange and registration rights agreement with the initial purchasers of the 7.75% Notes on October 21, 2009, pursuant to which we are obligated, by April 19, 2010, to file with Securities and Exchange Commission under the Securities Act of 1933, as amended, a registration statement with respect to an offer to exchange the 7.75% Notes (and guarantees) for substantially identical new notes (and guarantees) of ours. If we are not able to effect this exchange offer, we have agreed to file a shelf registration statement relating to re-sales of the 7.75% Notes. We will be obligated to pay damages consisting of additional interest on the 7.75% Notes if, within the periods specified in the Registration Rights Agreement, we do not file the exchange offer registration statement or the shelf registration statement or we do not comply with certain other obligations under the Registration Rights Agreement.

Revolving Credit Facility

We have a $325.0 million asset-based credit agreement administered by Wachovia Bank, N.A., an affiliate of Wells Fargo Securities, which was amended on October 15, 2009 as described below. We use our available cash balances to repay amounts outstanding under our Revolving Credit Facility. We deposit any excess amounts into an overnight investment account. Outstanding principal under this facility is due and payable on the maturity date of December 6, 2011. At December 31, 2009, $2.0 million was being utilized for letters of credit and $323.0 million was unused and available. The letters of credit were used as security for utilities, insurance, and third party warehousing.

Borrowings under this facility bear interest at a rate based upon either the ABR or LIBOR, at our option, plus applicable margins based upon borrowing availability. The ABR represents the greater of the Federal Funds Effective Rate plus 0.50% or the Prime Rate. Interest accrues on the Revolving Credit Facility at the ABR plus 0.25-0.75% or LIBOR plus 1.50-2.00%. For the years ended December 31, 2009, 2008, and 2007, the weighted average interest rates of our Revolving Credit Facility were 2.79%, 4.79%, and 7.90%, respectively. At December 31, 2008, the interest rates on the ABR and LIBOR borrowings were 3.75% and 2.82%, respectively. No amounts were outstanding under the Revolving Credit Facility at December 31, 2009.

The Revolving Credit Facility is secured by a Pledge and Security Agreement dated December 6, 2006 under which substantially all of our personal property, including real estate, manufacturing equipment, accounts receivable, inventory, and stock are pledged as security, each as defined within the agreement.

The Revolving Credit Facility contains default provisions, and, pursuant to the October 15, 2009 amendment described below, imposes restrictions on annual capital expenditures if our leverage ratio is 2.00 to 1.00 or less, and contains a financial covenant which requires us to maintain a fixed charge coverage ratio of at least 1.10 to 1.00 if our borrowing availability based on eligible collateral is less than $48.75 million. The Revolving Credit Facility defines certain terms in calculating covenant ratios, including adjusted EBITDA and Indebtedness. Additional information regarding the use of non-GAAP financial measures is included below.

The borrowing base under our Revolving Credit Facility is based on our accounts receivable and inventory, and is calculated as (i) 85% of our eligible accounts receivable plus (ii) the lesser of (a) 65% of our eligible inventory (valued on a first-in-first-out basis), (b) 85% of the net orderly liquidation value of our eligible inventory as determined by a recent appraisal, and (c) $300 million. Only up to $100 million may be advanced to us based on the value of our work-in-process inventory (with “filled-not-packed” and “packed-not-released” inventory being considered finished goods inventory). From time to time, the collateral agent under the Revolving Credit Facility may modify our eligibility standards, establish or adjust reserves, or reduce one or more of the other elements used in computing the borrowing base.

On October 15, 2009, we entered into an amendment to the Revolving Credit Facility dated as of October 12, 2009. The Revolving Credit Facility, as amended, permitted the 7.75% Notes, described above, to be issued as long as the First and Second Lien Term Loan Credit Agreements were terminated in connection with the offering of the 7.75% Notes. The amendment also (i) increases the covenant baskets for permitted acquisitions to $250 million, (ii) permits the payment of cash dividends commencing with the first fiscal quarter of 2010 if certain conditions are met as described below, and (iii) increases our capital expenditure baskets so that we will be permitted to make capital expenditures of up to $225 million in each of 2010 and 2011. Moreover, pursuant to the amendments, we are not subject to any limitation on our capital expenditures in any fiscal year if our leverage ratio, as defined, as of the end of the fiscal year most recently ended was less than or equal to 2.00 to 1.00. Minimum availability tests under the Revolving Credit Facility were also increased from $32.5 million to $48.75 million in connection with the amendment.

Our Revolving Credit Facility, as amended, permits the payment of cash dividends to holders of our common stock commencing with the first fiscal quarter of 2010, so long as (i) the Leverage Ratio determined as of the end of the immediately preceding fiscal quarter for the then most recently completed four fiscal quarters, is equal to or less than 2.00 to 1.00 and (ii) the minimum pro forma Availability as of the date of such dividend (after giving effect to such cash dividend, the funding of all Revolving Loans, and the issuance of all Letters of Credit to be funded or issued as of such date) is not less than $48.75 million; provided that, the aggregate amount of Restricted Payments shall not exceed 50% of Net Income during the period from October 1, 2009 to the end of the most recently ended fiscal quarter as of the date of the Restricted Payment.

First and Second Lien Term Loans

Our First and Second Lien Term Loans were repaid in full and terminated as a result of the application of the net proceeds to us from our October 6, 2009 IPO and the issuance of our 7.75% Notes on October 21, 2009. The weighted average annualized interest rates on the First Lien Term Loan were 4.66%, 6.60%, and 9.07% for the years ended December 31, 2009, 2008, and 2007, respectively, and the weighted average annualized interest rates on the Second Lien Term Loan were 7.68%, 9.63%, and 12.13% for the years ended December 31, 2009, 2008, and 2007, respectively. At December 31, 2008, the interest rates on the First and Second Lien Term Loans were 5.64% and 8.64%, respectively.

Interest Rate Swaps and Caps

We used $28.7 million of the net proceeds to us from the issuance of our 7.75% Notes to settle and terminate certain interest rate swap contracts with a notional amount of $390.0 million. Subsequently, we settled and terminated our remaining interest rate swap contract with a notional amount of $50.0 million for $6.1 million. As a result of the settlement and termination of these interest rate swap contracts, we recognized a charge of $30.9 million (approximately $18.9 million after tax) during the year ended December 31, 2009 within total other non-operating expense, net, in our consolidated income statement. At December 31, 2008, approximately $23.3 million, net of taxes, was recorded in accumulated other comprehensive loss, related to our interest rate swap contracts. As a result of their settlement and termination, we reclassified $23.3 million out of accumulated other comprehensive loss to loss on extinguishment of debt within total other non-operating expense, net, in our consolidated income statement for the year ended December 31, 2009.

At December 31, 2008, we had five variable-to-fixed interest rate swap contracts with an aggregate notional amount of $500.0 million and two interest rate cap contracts with an aggregate notional principal amount of $175.0 million outstanding, respectively. At December 31, 2008, the fair value of our interest rate derivatives was $37.5 million, which was recorded primarily in other long-term liabilities on our consolidated balance sheet. Fair value was calculated using Level 2 inputs, which included forward LIBOR curves and credit default swap data. At December 31, 2009, we had two interest rate cap contracts with a notional principal amount of $175.0 million outstanding for which the cap rate of 6.00% was significantly higher than prevailing market interest rates; therefore, the fair market value was zero.

Additional Information Regarding Our Financial Covenants and Use of Non-U.S. GAAP Financial Measures.

The lenders under our Revolving Credit Facility use adjusted EBITDA as the basis of calculation of our compliance with our Leverage Ratio (Total Debt divided by the last twelve months’ adjusted EBITDA) and Interest Coverage Ratio (last twelve months’ adjusted EBITDA divided by Cash Interest Expense). Both the Leverage Ratio and the Interest Coverage Ratio are measures our lenders use to monitor our performance and ability to generate positive cash flows.

Adjusted EBITDA is defined in our Revolving Credit Facility as net income plus net interest expense, depreciation and amortization, income taxes, and other adjustments. Other adjustments include, but are not limited to, the following to the extent that they are included in net income:

•	Write-offs, write-downs, asset revaluations and other non-cash charges, losses, and expenses, including non-cash equity compensation expense;

•	Impairments of intangibles and goodwill;

•	Extraordinary gains and losses;

•	Fees paid pursuant to our Management Agreement, as amended, with Talecris Holdings, LLC, which was terminated in connection with our IPO;

•	Fees and expenses incurred in connection with transactions and permitted acquisitions and investments;

•	Extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring, and “carve-out” expenses;

•	Legal, accounting, consulting, and other expenses relating to the potential or actual issuance of equity interests, including an initial public offering of common stock;

•	Costs associated with our Special Recognition Bonuses; and

•	Other items.

In addition to our lenders, adjusted EBITDA is used by our management and the compensation committee of our Board of Directors.

Our management uses adjusted EBITDA as one of our primary financial performance measures in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants’ production plans, and assess appropriate levels of sales and marketing initiatives. Our management uses adjusted EBITDA in its decision making because this supplemental operating performance measure facilitates internal comparisons to historical operating results and external comparisons to competitors’ historical operating results by eliminating various income and expense items which are either not part of operating income or may vary significantly when comparing our results among the periods presented to our competitors or other companies.

The compensation committee of our Board of Directors uses adjusted EBITDA as a financial performance objective because it is one of our primary financial performance measures used in the day-to-day oversight of our business to, among other things, allocate financial and human resources across our organization, determine appropriate levels of capital investment and research and development spending, determine staffing needs and develop hiring plans, manage our plants’ production plans, and assess appropriate levels of sales and marketing initiatives. In order to motivate top performance by our executives, we establish a target level for each of the various performance criteria that is high enough that there is no certainty it is achievable. The target level for any performance criterion changes from year to year. These target performance levels reflect challenges with respect to various factors such as sales volume and pricing, cost control, working capital management, plasma platform objectives, R&D objectives and sales and marketing objectives, among others. Our compensation committee has discretion to adjust the actual results related to the performance targets positively or negatively for items which, in the opinion of the compensation committee, were not reasonably within management’s control. The compensation committee also evaluates the manner in which actual results were achieved to determine if unusual actions or risks were taken that would impact or manipulate the results.

12.	Income Taxes

Components of our provision (benefit) for income taxes are as follows:

	Years Ended December 31,
	2009	2008	2007

Current provision:
Federal	$68,960	$28,639	$24,394
State and local	3,421	4,590	5,438
Foreign	1,348	1,776	1,919

Total current provision	73,729	35,005	31,751
Deferred provision (benefit):
Federal	69	7	(14,464)
State and local	1,210	1,582	(2,327)

Total deferred provision (benefit)	1,279	1,589	(16,791)
Change in valuation allowance	—	—	(55,754)

Provision (benefit) for income taxes	$75,008	$36,594	$(40,794)

A reconciliation of expected income tax expense (benefit) at the U.S. Federal rate of 35% to actual income tax expense is as follows:

	Years Ended December 31,
	2009	2008	2007

Amount computed at statutory rate	$80,114	$35,837	$28,969
State income taxes (net of Federal benefit)	4,291	4,059	3,201
Research and development credits	(7,732)	(4,052)	(10,034)
State tax credits (net of Federal benefit)	(871)	(600)	(1,895)
Federal benefit of tax deductions for qualified production activities	(2,764)	(2,037)	(2,166)
Capitalized transaction costs	(2,352)	584	2,087
Nondeductible meals and entertainment expenses	504	425	520
Bayer settlement	—	—	(3,150)
Other	3,818	2,378	(2,572)
Change in valuation allowance	—	—	(55,754)

Provision (benefit) for income taxes	$75,008	$36,594	$(40,794)

We calculate a provision for, or benefit from, income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The major components of our deferred tax assets and liabilities are as follows:

	December 31,
	2009	2008

Current:
Deferred income tax assets:
Allowances on accounts receivable	$11,020	$6,825
Inventories	23,928	25,023
Revenue recognition	7,857	6,148
Stock-based compensation	30,952	20,085
Deferred bonuses	4,617	9,980
Accrued expenses	4,568	4,683
State tax credit carry-forward	3,195	2,991
Other	3,543	1,782

Total deferred income tax assets	89,680	77,517
Deferred income tax liabilities:
Other liabilities	(1,028)	(930)

Total deferred income tax liabilities	(1,028)	(930)

Net current deferred income tax assets	$88,652	$76,587

Non-current:
Deferred income tax assets:
Property, plant, and equipment	$14,170	$23,615
Interest rate swaps and caps	—	14,225
Other	252	—

Total deferred income tax assets	14,422	37,840
Deferred income tax liabilities:
Intangibles	(8,574)	(3,973)
Other	—	(514)

Total deferred income tax liabilities	(8,574)	(4,487)

Net non-current deferred income tax assets	$5,848	$33,353

Net deferred income tax assets	$94,500	$109,940

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with future taxable income, and ongoing prudent and feasible tax planning strategies. As a result of our analysis of all available evidence, which included ten consecutive quarters of cumulative pre-tax profits and our expectations that we can generate sustainable consolidated taxable income for the foreseeable future, we concluded that it was more likely than not that our deferred tax assets would be realized, and consequently, we released the remaining valuation allowance related to our deferred tax assets during the third quarter of 2007. The release of the valuation allowance related to our deferred tax assets resulted in a $48.2 million non-cash tax benefit during the year ended December 31, 2007. During the first three quarters of 2007, we also realized a portion of our deferred tax assets equal to the amount of our current Federal income tax provision.

We have not provided for U.S. Federal income and foreign withholding taxes on our non-U.S. subsidiaries’ cumulative undistributed earnings of approximately $9.7 million as of December 31, 2009 as such earnings are intended to be reinvested outside of the U.S. indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

At December 31, 2009, we had state tax credit carryforwards of $4.9 million that will start expiring in 2013. Our ability to offset future taxable income with tax credit carryforwards may be limited in certain circumstances, including changes in ownership.

We adopted new income tax accounting guidance on January 1, 2007, which prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50% likelihood) that a tax position will be sustained upon examination, based upon the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The new accounting guidance also provides guidance on the accounting for related interest and penalties, financial statement classification, and disclosure. The adoption of this accounting guidance resulted in a decrease to retained earnings of approximately $0.7 million.

The following table summarizes activity related to our gross unrecognized tax positions:

Unrecognized tax benefits at January 1, 2007	$6,893
Additions for tax positions taken in the current year	2,959
Reductions for tax positions taken in a prior year	(2,967)

Unrecognized tax benefits at December 31, 2007	6,885
Additions for tax positions taken in the current year	3,626
Reductions for tax positions taken in a prior year	(521)

Unrecognized tax benefits at December 31, 2008	9,990
Additions for tax positions taken in the current year	3,899
Reductions for tax positions taken in a prior year	(1,642)

Unrecognized tax benefits at December 31, 2009	$12,247

As of December 31, 2009, our total gross unrecognized tax benefits were approximately $12.2 million, of which approximately $8.8 million would reduce our effective income tax rate if recognized. Interest and penalties related to unrecognized tax benefits are included in income tax expense. No material interest or penalties were incurred during the years presented.

12.	Income Taxes

The Internal Revenue Service (IRS) recently completed the fieldwork related to the audit of our 2005, 2006, and 2007 Federal income tax returns. The Joint Committee on Taxation returned the 2005, 2006 and 2007 Federal income tax audit to the IRS field agent for additional review. The case will be resubmitted to the Joint Committee on Taxation and is likely to be finalized following their review. We do not believe that the outcome of this examination will have a material adverse impact on our consolidated financial condition or results of operations. However, it is reasonably possible that within the next twelve months, we will resolve with the IRS some or all of the matters presently under consideration in the examination for 2005, 2006, and 2007, primarily consisting of research and experimental credits and orphan drug credits, which may increase or decrease the unrecognized tax benefits for all open tax years. Settlement could increase earnings in an amount ranging from $0 to $4.7 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

We have analyzed our filing positions for all open years in all significant Federal, state, and foreign jurisdictions where we are required to file income tax returns. The periods subject to examination by the major tax jurisdictions where we conduct business are tax periods 2005 through 2009.

13.	Commitments and Contingencies

Leases

We lease office buildings, plasma collection centers, refrigerated storage, furniture, machinery, computer equipment, and miscellaneous equipment under leasing agreements. The majority of our leases are operating leases. In addition to rent, certain of our leases require us to pay directly for taxes, insurance, maintenance, and other operating expenses. Future minimum lease payments required under our capital leases and non-cancellable operating leases as of December 31, 2009 are as follows:

	Capital Leases	Non-Cancellable Operating Leases

2010	$1,740	$16,727
2011	1,762	12,401
2012	1,784	7,857
2013	1,810	4,501
2014	1,778	3,212
Thereafter	6,283	5,788

Total future minimum lease payments	15,157	$50,486

Less: amounts representing interest	(5,196)

Present value of net minimum lease payments	9,961
Less: current portion of capital lease obligations	(740)

Total	$9,221

In the preceding table, the future minimum annual rentals payable under non-cancellable leases denominated in foreign currencies have been calculated based upon the December 31, 2009 foreign currency exchange rates. Rental cost was approximately $16.6 million, $14.8 million, and $13.0 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Employment Agreements

We have employment agreements and offer letters with certain of our employees which require payments generally ranging from 100% to 200% of the employee’s annual compensation if employment is terminated not for cause by us, or by the employee, for good reason, as defined. Certain of these arrangements also include provisions for payments of bonuses under our annual incentive plan and the vesting of restricted stock and/or stock options, as well as other customary payments, such as accrued personal days, bonuses, continuing benefits, and outplacement services. Unless such termination is for cause, if such termination occurs within a specified period following a change in control of the company, as therein defined, the agreements generally require us to vest all of the employees’ stock-based compensation.

Customer Commitments

We have supply agreements with some of our customers which require us to provide certain minimum quantities of our products for various periods. At December 31, 2009, we currently anticipate being able to fill these supply agreements in the foreseeable future and we do not consider our potential exposure for unfilled customer orders to be material.

Litigation

We are involved in various legal and regulatory proceedings that arise in the ordinary course of business. We record accruals for such contingencies to the extent that we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have estimated the likelihood of settlement, unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of litigation is unpredictable and actual results could be materially different from our estimates. We record anticipated recoveries under applicable insurance contracts when we are assured of recovery.

National Genetics Institute/Baxter Healthcare Corporation Litigation

In May 2008, Baxter Healthcare Corporation (Baxter) and National Genetics Institute (NGI), a wholly-owned subsidiary of Laboratory Corporation of America, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging that we infringed U.S. Patent Nos. 5,780,222, 6,063,563, and 6,566,052. They subsequently withdrew and re-filed the case in November 2008. The patents deal primarily with a method of screening large numbers of biological samples utilizing various pooling and matrix array strategies, and the complaint alleges that the patents are owned by Baxter and exclusively licensed to NGI. In November 2008, we filed our answer to their complaint, asserting anti-trust and other counterclaims, and filed a request for re-examination of the patents with the Patent and Trademark Office (PTO), which was subsequently granted. We filed a motion to stay litigation pending the PTO proceedings. The motion was unopposed and subsequently granted on January 30, 2009. On July 7 and July 9, 2009, the PTO mailed Notices of Intent to Issue Reexamination Certificates without amending the claims of the patents in dispute. Neither party has yet filed motions to resume the litigation. We believe the allegations of infringement are without merit and that the patents are invalid as applied to our processes. We intend to vigorously defend against the complaint and pursue our counterclaims.

Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership

We had a three year Amended and Restated Plasma Sale/Purchase Agreement with Plasma Centers of America, LLC (PCA) under which we were required to purchase annual minimum quantities of plasma from plasma collection centers approved by us, including the prepayment of 90% for unlicensed plasma. We were also committed to finance the development of up to eight plasma collection centers, which were to be used to source plasma for us. Under the terms of the agreement, we had the obligation to purchase such centers under certain conditions for a sum determined by a formula set forth in the agreement. We provided $3.2 million in financing, including accrued interest, related to the development of such centers, and we advanced payment of $1.0 million for unlicensed plasma.

In August 2008, we notified PCA that they were in breach of the Amended and Restated Plasma Sale/Purchase Agreement. We terminated the agreement in September 2008. In November 2008, TPR filed suit in federal court in Raleigh against the G&M Crandall Limited Family Partnership and its individual partners as guarantors of obligations of PCA. A mediation held on January 8, 2009 with the objective of a global resolution of all claims among and between the various parties ended in an impasse. We were served in January 2009 in a parallel state action by PCA, alleging breach of contract by TPR. The two cases are proceeding in parallel with trial in the state court set for May 24, 2010. During the year ended December 31, 2008, we recorded provisions of $4.2 million related to the notes receivable and advances within SG&A, due to uncertainty regarding collection.

Foreign Corrupt Practices Act

We are conducting an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) that we became aware of during the conduct of an unrelated review. The FCPA investigation is being conducted by outside counsel under the direction of a special committee of our board of directors. The investigation into certain possibly improper payments to individuals and entities made after Talecris’ formation initially focused on payments made in connection with sales in certain Eastern European and Middle Eastern countries, primarily Belarus, Russia and Iran, but Talecris is also reviewing sales practices in Brazil, China, Georgia, Turkey and other countries as deemed appropriate.

In July 2009, we voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer our cooperation in any investigation that they want to conduct or they want us to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. The DOJ or other federal agencies may seek to impose sanctions on us that may include, among other things, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which we do business may initiate their own investigations and impose similar penalties. As a result of this investigation, we have suspended shipments to some of these countries while we put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. These actions unfavorably affected revenue from these countries in 2009. We have resumed sales in countries where we have appropriate safeguards in place and are reallocating product to other countries as necessary. To the extent that we conclude, or the DOJ concludes, that we cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. These sanctions or the loss of business could have a material adverse effect on us or our results of operations. Based on the information obtained to date, we have not determined that any potential liability that may result is probable or can be reasonably estimated. Therefore, we have not made any accrual in our consolidated financial statements as of December 31, 2009.

As of December 31, 2009, we have $2.4 million of accounts receivable outstanding with customers related to this matter, which we fully reserved during 2009.

Pharmaceutical Pricing Agreement under the Public Health Service Program

In November 2009, we received a letter from the United States Attorney’s Office for the Eastern District of Pennsylvania (“USAO”). The USAO requested a meeting to review our compliance with the terms of the Pharmaceutical Pricing Agreement (“PPA”) under the Public Health Service program. Specifically, the USAO asked for information related to the sale of our IGIV product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. We believe that we have complied with the terms of the PPA and federal law. If the USAO determines that our practices are inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against us under the Anti-fraud Injunction Act and seek a court order directing the company to comply with the PPA or, potentially, proceed under some other legal theory. We could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. We are cooperating with the investigation and intend to respond to information requests from the USAO.

Exclusive License Agreements with Crucell N.V. (Crucell)

During September 2008, we entered into an exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell granted us, we paid an upfront license fee of $2.5 million, which we recorded in R&D in our consolidated income statement during the year ended December 31, 2008. We could be required to pay up to $29.5 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate, ranging between 3.5% and 6%, based on the related net sales of the product.

During December 2008, we entered into another exclusive commercial license agreement with Crucell for recombinant technology. In consideration of the license that Crucell granted us, we paid an upfront license fee of $1.5 million, which we recorded in R&D in our consolidated income statement for the year ended December 31, 2008. During the year ended December 31, 2009, we paid $0.5 million to Crucell, which is included in R&D in our consolidated income statement. We could be required to pay up to $18.5 million of additional development milestones as certain activities are completed. Upon commercialization of the product, we are required to pay a royalty at a tiered rate, ranging between 3% and 5%, based on the related net sales of the product.

Under the terms of both exclusive license agreements with Crucell, we may terminate either agreement by giving Crucell 90 days prior written notice and payment of all outstanding amounts owed to Crucell.

Purchase Commitments

We have purchase agreements that require us to purchase minimum annual quantities of plasma, other raw materials, and associated subcontracted manufacturing services. At December 31, 2009, our purchase commitments, generally subject to annual price negotiations, are as follows:

2010	$202,307
2011	162,615
2012	101,385
2013	86,307
2014	52,947
Thereafter	113,969

Total	$719,530

An inability of any of our suppliers to satisfy their obligations in a timely manner could cause a disruption in our plasma supply, which could materially adversely affect our business.

At December 31, 2009, we have commitments for capital spending to be made in 2010 totaling $31.6 million.

Environmental Matters

Our operations are subject to extensive and evolving federal, state, and local environmental laws and regulations. Compliance with such laws and regulations can be costly. Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons, and the environment resulting from current or past operations, could result in substantial costs and liabilities in the future as this information becomes available, or other relevant developments occur. We establish accrued liabilities or adjust previously accrued amounts accordingly. While there are still uncertainties relating to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe that compliance with all applicable environmental laws and regulations will not have a material adverse impact on our financial position, operating results, or cash flows. At December 31, 2009 and 2008, no amounts have been accrued as we are not currently aware of any probable liabilities.

Other

All pharmaceutical companies, including us, are subject to periodic inspections by the FDA and other regulatory authorities of manufacturing and plasma collection facilities, procedures, and processes. If in the course of an inspection, the FDA or other regulatory authority notes conditions they believe are objectionable with respect to cGMP or other applicable regulations, we must implement effective corrective actions or face regulatory or enforcement sanctions.

14.	Related Party Transactions

We consider Cerberus and Ampersand to be related parties during the periods presented. As of December 31, 2009, Talecris Holdings, LLC held approximately 50.1% of our outstanding common stock. Talecris Holdings, LLC is owned by (i) Cerberus-Plasma Holdings LLC, the managing member of which is Cerberus Partners, L.P., and (ii) limited partnerships affiliated with Ampersand Ventures. Substantially all rights of management and control of Talecris Holdings, LLC are held by Cerberus-Plasma Holdings LLC. Subsequent to December 31, 2009, the ownership of our outstanding common stock by Talecris Holdings, LLC was diluted below 50%.

We had a Management Agreement, as amended, with Cerberus-Plasma Holdings, LLC and an affiliate of Ampersand Ventures. Under the terms of this agreement, we were charged a management fee equal to 0.5% of our net sales for advisory services related to a number of topics including strategy, acquisitions, financing, and operational matters. We also have a Master Consulting and Advisory Services Agreement with an affiliate of Cerberus to provide certain advisory services to us outside of the scope of the Management Agreement, as amended. The Management Agreement, as amended, was terminated as of September 30, 2009 in connection with our IPO.

We have an equity investment in Centric as further discussed in Note 10, “Investment in Affiliate;” therefore, we consider Centric to be a related party during the periods presented.

The following table summarizes our related party transactions for the years ended December 31, 2009, 2008, and 2007 and our related party accounts payable balances at December 31, 2009 and 2008:

Related Party	Activity/ Transaction	Expenses

Year Ended December 31, 2009
Centric	Product distribution and other services	$20,306
Cerberus/ Ampersand	Management fees	$5,715
Cerberus	Operational support	$608
Year Ended December 31, 2008
Centric	Product distribution and other services	$17,508
Cerberus/ Ampersand	Management fees	$6,871
Cerberus	Operational support	$4,184
Year Ended December 31, 2007
Centric	Product distribution and other services	$14,509
Cerberus/Ampersand	Management fees	$6,097
Cerberus	Operational support	$867

		Payable
		December 31,
Related Party	Activity/ Transaction	2009	2008

Centric	Product distribution and other services	$5,537	$3,690
Cerberus/Ampersand	Management fees	$—	$2,007
Cerberus	Operational support	$349	$708

15.	Equity Transactions

On October 6, 2009, we completed our IPO of 56,000,000 shares of our common stock, par value $0.01 per share. Additional information regarding our IPO is included in Note 3, “Initial Public Offering and Use of Proceeds.”

A seven-for-one share dividend on our common stock was paid on September 10, 2009. All share and per-share amounts have been retroactively adjusted for all periods presented to reflect the share dividend.

On September 30, 2009, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock in connection with our IPO. In addition, on September 30, 2009, 2,381,548 shares of our common stock were issued to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock. Additional information regarding our Series A and B preferred stock is included in Note 16, “Redeemable Series A and B Senior Convertible Preferred Stock.”

During the year ended December 31, 2008, we repurchased 2,146,232 shares of our common stock from IBR for $35.4 million at a put value of $15.61 per share plus accrued charges. The shares were issued to IBR during the year ended December 31, 2007 as a result of the acceleration of the contingent consideration provision of our November 2006 Asset Purchase Agreement, as amended. Additional information regarding the shares repurchased from IBR is included in Note 5 “Business Acquisitions.”

During the year ended December 31, 2008, our board of directors approved the retirement of 2,212,640 shares of our common stock held in treasury, and approved that shares of our common stock repurchased in the future would be immediately retired by the company.

Information regarding employee share-based compensation is included in Note 17, “Share-Based Compensation.”

16.	Redeemable Series A and B Senior Convertible Preferred Stock

On September 30, 2009, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock in connection with our IPO. In addition, on September 30, 2009, 2,381,548 shares of our common stock were issued to settle $45.3 million of accrued dividends upon the conversion of our Series A and B preferred stock. The fair value of the as-converted common stock was $1.676 billion on the conversion date based upon our IPO price per common share of $19.00.

At December 31, 2008, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were issued and outstanding, both of which entitled the holders to cumulative dividends at a rate of 10% per annum, compounded quarterly, based on the liquidation preference of $100.00 per share. Each share of Series A and B preferred stock was convertible at the election of the holder into 72 shares of our common stock. Holders of the Series A and B preferred stock were entitled to ten votes per share of the as-converted common stock. At December 31, 2008, undeclared dividends related to the Series A and B preferred stock totaled $33.5 million. The fair value of the Series A and B preferred stock was $1.427 billion at December 31, 2008, excluding unpaid undeclared dividends.

17.	Share-Based Compensation

In connection with our IPO, we ceased further grants under our 2005 Stock Option and Incentive Plan and 2006 Restricted Stock Plan. The Talecris Biotherapeutics Holdings Corp. 2009 Long-Term Incentive Plan (2009 Plan), which was adopted by our board of directors on August 7, 2009, became effective in connection with our IPO. The 2009 Plan provides for the grant of awards in the form of incentive stock options, nonqualified stock options, share appreciation rights, restricted stock, RSU’s, unrestricted shares of common stock, deferred share units, and performance awards. Our employees, directors, and consultants are eligible to receive awards under the 2009 Plan. The maximum number of shares that we may issue for all awards under the 2009 Plan is 7,200,000. As of December 31, 2009, 6,112,896 shares remain available for grant under the 2009 Plan.

We value share-based compensation at the grant date using a fair value model and recognize this value as expense over the employees’ requisite service period, typically the period over which the share-based compensation vests. We classify share-based compensation costs consistent with each grantee’s salary. In connection with stock option exercises and restricted share vesting, we recognized net tax benefits of $20.4 million and $3.3 million for the years ended December 31, 2009 and 2008, respectively. We record income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings as additional paid-in-capital. We recognized excess tax benefits related to share-based compensation of $13.4 million during the year ended December 31, 2009.

Share-based compensation expense for the years ended December 31, 2009, 2008, and 2007 was as follows:

	Stock Options
	Service-	Performance-	Restricted
Year Ended December 31, 2009	Based	Based	Stock	RSU’s

SG&A	$27,246	$4,102	$9,402	$218
R&D	1,295	415	535	58
Cost of goods sold	2,585	854	836	—

Total expense	$31,126	$5,371	$10,773	$276

	Stock Options
	Service-	Performance-	Restricted
Year Ended December 31, 2008	Based	Based	Stock	Total

SG&A	$16,245	$7,992	$9,543	$33,780
R&D	1,011	815	535	2,361
Cost of goods sold	975	854	737	2,566

Total expense	$18,231	$9,661	$10,815	$38,707

	Stock Options
	Service-	Performance-	Restricted
Year Ended December 31, 2007	Based	Based	Stock	Total

SG&A	$4,697	$7,406	$6,509	$18,612
R&D	117	743	536	1,396
Cost of goods sold	484	464	285	1,233

Total expense	$5,298	$8,613	$7,330	$21,241

During the years ended December 31, 2009, 2008, and 2007, we capitalized $4.0 million, $4.0 million, and $2.3 million, respectively, of share-based compensation cost within inventory. Amounts capitalized in inventory are recognized in cost of goods sold in our consolidated income statements primarily within twelve months.

The following table summarizes the remaining unrecognized compensation cost related to our share-based compensation awards as of December 31, 2009 and the weighted average period over which the non-cash compensation cost is expected to be recognized:

		Weighted-
	Unrecognized	Average
	Compensation	Period
	Cost	(Years)

Stock options	$9,878	1.75
Restricted share awards	6,977	0.66
RSU’s	7,912	3.25

Total	$24,767	1.92

In addition to the unrecognized compensation cost included in the table above, at December 31, 2009, $3.2 million of compensation cost was included in inventory on our consolidated balance sheet, which we expect to be recognized as non-cash compensation expense in our consolidated income statement primarily during 2010. The amount of share-based compensation expense that we will ultimately be required to record could change in the future as a result of additional grants, changes in the fair value of shares for performance-based options, differences between our anticipated forfeiture rate and the actual forfeiture rate, the probability of achieving targets established for performance share vesting, and other actions by our board of directors or its compensation committee.

Stock Options

Stock options, which entitle the holder to purchase, after the end of a vesting term, a specified number of shares of our common stock at a price per share equal to the exercise price, are accounted for at fair value at the date of the grant. Option awards are granted with an exercise price at least equal to the fair value of our common stock at the date of grant and generally vest over periods of three to five years. The exercise price of stock options is determined by our board of directors. The stock options that we granted to employees typically have service-based and performance-based components. The stock options granted to members of our board of directors are service-based only. Our stock options generally expire ten years after the date of grant, or earlier if an option holder ceases to be employed by the company. Stock option exercises are settled with newly issued common stock previously authorized and available for issuance.

The following is a summary of stock option activity for the years ended December 31, 2009, 2008, and 2007:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value

Outstanding at December 31, 2006	10,454,424	$2.72
Granted	2,637,152	$21.21
Forfeited	(159,232)	$8.54

Outstanding at December 31, 2007	12,932,344	$6.42
Granted	2,291,304	$10.98
Forfeited	(945,232)	$2.98

Outstanding at December 31, 2008	14,278,416	$6.96
Granted	638,472	$18.91
Forfeited	(392,688)	$4.89
Exercised	(2,394,762)	$3.17

Outstanding at December 31, 2009	12,129,438	$8.40	6.7	$168,235

Exercisable at December 31, 2009	8,711,838	$8.16	5.8	$122,924
Vested and expected to vest at December 31, 2009	12,111,507	$8.40	6.7	$167,987

At December 31, 2008 and 2007, stock options with a weighted average exercise price of $4.02 and $2.15 were exercisable for 6,950,872 shares and 4,426,880 shares, respectively. Our estimate of the stock options vested and expected to vest at December 31, 2009 considers an expected forfeiture rate of 3%.

The aggregate intrinsic value in the table above represents the difference between the $22.27 closing price of our common stock as reported by The NASDAQ Global Select Market on December 31, 2009 and the weighted average exercise price, multiplied by the number of options outstanding or exercisable. The total intrinsic value and net cash proceeds to us from stock option exercises during the year ended December 31, 2009 were $41.6 million and $7.6 million, respectively. We do not record the aggregate intrinsic value for financial accounting purposes and the value changes based upon changes in the fair value of our common stock. The total fair value of stock options that vested during the years ended December 31, 2009, 2008, and 2007 were $72.5 million, $24.7 million, and $20.2 million, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2008, and 2007 were $9.49, $4.35, and $11.65, respectively. We estimated the fair value of stock options at their grant date using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics that are not present in our option grants. If the model permitted consideration of the unique characteristics of employee stock options, the resulting estimate of the fair value of stock options could be different. The following weighted-average assumptions were used to estimate the fair value of stock options granted during the years ended December 31, 2009, 2008, and 2007:

	Years Ended December 31,
	2009	2008	2007

Risk-free interest rate	2.66%	2.65%	5.00%
Expected term (life)	5.97	5.20	6.2
Expected volatility	50%	50%	50%
Expected dividend yield	0%	0%	0%

The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant. The expected life of options is reflective of our historical experience, vesting schedules, and contractual terms. There is limited trading history for our common stock; therefore, our application of the Black-Scholes option pricing model incorporated historical volatility measures of similar public companies. We currently do not expect to pay dividends in the future. We generally apply a 3% annual forfeiture rate to the options granted over the term of the award. This rate is calculated based upon historical attrition rates and represents an estimate of the granted options not expected to vest. If actual forfeitures differ from the expected rate, we may be required to make additional adjustments to compensation expense in future periods.

Restricted Stock Units

RSU’s, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, are accounted for at fair value at the date of grant. We granted 483,100 RSU’s in connection with our IPO. These RSU’s will vest one-third on each of April 1 of 2011, 2012, and 2013, subject to the award holder being employed on the vesting date. The aggregate fair value of the RSU’s was $8.4 million, which will be recognized as compensation expense ratably through April of 2013. The following is a summary of RSU activity for the year ended December 31, 2009:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Grant Date	Contractual	Intrinsic
	Shares	Fair Value	Term (Years)	Value

Outstanding at December 31, 2008	—	—
Granted	483,100	$19.00
Forfeited	(3,076)	$19.00

Outstanding at December 31, 2009	480,024	$19.00	3.25	$10,690

Restricted Stock

Restricted shares of our common stock, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, are accounted for at fair value at the date of grant. Restricted share awards vest on terms determined by our board of directors or its compensation committee at the time of the grant. The majority of our restricted share awards currently outstanding vest annually over a four-year period from the date of grant unless accelerated by the compensation committee upon the event of a change in control, as defined. Any restricted share awards that have not vested at the time of termination of service are forfeited except in the event of death, disability, or a change in control. The restricted share awards are considered issued and outstanding and have full voting rights. Any dividends declared with respect to our common stock will vest at the same time as the underlying restricted stock award. At December 31, 2009, vested and unvested restricted stock awards represented 2.1% of all shares of our common stock outstanding.

The following is a summary of restricted share activity for the years ended December 31, 2009, 2008, and 2007:

		Weighted
		Average
		Grant Date
	Shares	Fair Value

December 31, 2006 unvested shares outstanding	2,066,792	$11.00
Granted	762,400	$21.25
Forfeited	(18,192)	$11.00

December 31, 2007 unvested shares outstanding	2,811,000	$13.78
Granted	42,720	$9.88
Forfeited	(287,784)	$11.00
Vested	(870,432)	$13.45

December 31, 2008 unvested shares outstanding	1,695,504	$14.40
Granted	14,464	$16.63
Forfeited	(16,368)	$11.00
Vested	(779,744)	$13.50

December 31, 2009 unvested shares outstanding	913,856	$15.27

The total fair value of restricted shares that vested during the years ended December 31, 2009 and 2008 were $13.0 million and $8.6 million, respectively.

The common shares that we have issued to employees and members of our board of directors had an embedded feature that permitted the participant (or designated beneficiary or estate) to sell, or “put,” the shares of our common stock back to us at fair market value in the event of a participant’s termination of service due to death or disability. In addition, we had the right to repurchase, or “call,” the shares of our common stock upon a participant’s termination of continuous service, as defined. Both our redemption rights and the participants’ put rights were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock from obligations under common stock put/call option to permanent equity on our consolidated balance sheets during the year ended December 31, 2009. At December 31, 2008, $29.4 million was recorded in obligations under common stock put/call option on our consolidated balance sheet.

Other Information About Our Stock Option Plan

During the third quarter of 2009, we entered into an amended and restated employment agreement with our Chairman and Chief Executive Officer which included accelerating the vesting of options to purchase 1,008,000 shares of our common stock at an exercise price of $21.25 per common share to August 19, 2009. The acceleration of these options resulted in the recognition of a non-cash charge of $11.8 million of compensation expense during the third quarter of 2009. Options to purchase these shares were previously scheduled to vest in April of 2010 (504,000 options) and April of 2011 (504,000 options).

During the second quarter of 2008, the compensation committee of our board of directors amended the exercise price of 570,400 stock options outstanding to certain employees from $21.25 per share to $11.00 per share and during the second quarter of 2008, the compensation committee also amended the exercise price of 17,152 stock options outstanding to certain members of our board of directors from $21.25 per share to $11.00 per share. The stock options that were re-priced were granted during 2007.

During the first quarter of 2008, our board of directors revised the 2008 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1, 2009. In addition, during the second quarter of 2008, we began recognizing compensation cost related to the performance-based component of stock options scheduled to vest on April 1, 2010 based on our probability assessment of achieving the related performance objectives.

During the third quarter of 2007, the compensation committee of our board of directors approved an amendment to our then existing 2005 Stock Option and Incentive Plan in which the percentage of options vesting based on performance targets was changed from 65% to 35% and the percentage of options vesting based on service was changed from 35% to 65% for options scheduled to vest on April 1 of 2009 and 2010.

During the third quarter of 2007, the compensation committee of our board of directors approved the 2008 and 2009 corporate objectives related to the performance-based component of stock options scheduled to vest on April 1 of 2009 and 2010. The objectives related to the performance-based component of the stock options scheduled to vest on April 1, 2009 were subsequently modified during the first quarter of 2008 as indicated above.

During the first quarter of 2007, the compensation committee of our board of directors approved the 2007 corporate objectives related to the performance- based component of the stock options scheduled to vest on April 1, 2008.

18.	Employee Benefit Plans

Savings Plan and Profit Sharing Plan

We have a defined contribution plan (Savings Plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their wages to the Savings Plan, subject to certain limitations. We match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Our contributions and the employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. Matching contribution cost for the Savings Plan was $7.8 million for both the years ended December 31, 2009 and 2008 and $6.3 million for the year ended December 31, 2007, and is recorded consistent with each participant’s salary.

Under the profit sharing portion of the Savings Plan, we may elect to contribute to eligible employees’ Savings Plan accounts up to 3% of their eligible earnings, as defined. The profit sharing portion of the plan is discretionary, with the percentage amount determined by the compensation committee of our board of directors, based upon the attainment of certain financial targets as established by the compensation committee. Our cost for the profit sharing portion of the Savings Plan was $5.8 million, $7.9 million, and $6.3 million for the years ended December 31, 2009, 2008, and 2007, respectively, and is recorded consistent with each participant’s salary.

Supplemental Savings Plan

We have a Supplemental Savings Plan, which is an unfunded nonqualified deferred compensation plan in which employees at certain executive levels are eligible to defer pre-tax earnings as well as to make additional contributions, subject to certain limitations. Our matching contribution is similar to the Savings Plan described above and is fully vested when contributed. Our costs related to the Supplemental Savings Plan for the periods presented were not material to our consolidated financial statements. At December 31, 2009 and 2008, we have recorded $5.1 million and $2.9 million, respectively, within accrued expenses and other liabilities on our consolidated balance sheets.

Other Plans

We provide an unfunded defined benefit pension plan to certain of our Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. Pension cost related to this plan was not material for the periods presented. At December 31, 2009 and 2008, no material obligations related to this plan were recorded on our consolidated balance sheets.

19.	Deferred Compensation

In October of 2006, the compensation committee of our board of directors approved a Special Recognition Bonus Plan (Bonus Plan) as a vehicle to award certain employees, senior executives, and members of our board of directors for the financial success of our company from its inception through the effective date of the Bonus Plan. The Bonus Plan is an unfunded, non-qualified retirement plan as defined in the IRC. Employees eligible for awards under this Bonus Plan must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting of unpaid amounts will be accelerated for a change in control, as defined, as well as for death or disability. We recorded compensation expense of $0.6 million, $0.7 million, and $1.7 million for the years ended December 31, 2009, 2008, and 2007, respectively, related to the Bonus Plan. We made payments of $0.9 million in March of 2009 and $1.2 million in both March of 2008 and 2007. The balance of the award totaling $0.9 million was paid in March of 2010, adjusted for employee forfeitures.

In December of 2006, the compensation committee of our board of directors approved a restricted share and cash recognition award to certain employees, senior executives, and members of our board of directors for the financial success of our company from its inception through the effective date of the award. Employees eligible for these awards must be employed by us at the time bonus payments are made, or they forfeit any unpaid portion of their award. Vesting of unpaid amounts will be accelerated for a change in control, as defined, as well as for death or disability. We funded an irrevocable trust for cash installments under this award, which are segregated from our assets and protected from our creditors. Any interest income earned on trust assets accrues for the benefit of the participants. We recorded compensation expense of $5.7 million, $5.9 million, and $6.8 million for the years ended December 31, 2009, 2008, and 2007, respectively, under the cash recognition portion of the award. We made cash payments of $6.0 million and $7.4 million in March of 2009 and 2008, respectively, out of the irrevocable trust. The balance of the award totaling $5.8 million was paid in March of 2010, adjusted for employee forfeitures. At December 31, 2009 and 2008, unamortized deferred compensation cost related to the assets held by the irrevocable trust totaling $1.3 million and $5.4 million, respectively, was recorded within prepaid expenses and other on our consolidated balance sheets and at December 31, 2008, $1.3 million was recorded within other long-term assets on our consolidated balance sheets. Information regarding restricted share awards is included in Note 17, “Share-Based Compensation.”

20.	Segment Reporting

We operate our plasma-derived protein therapeutics business as a single reportable business segment since all operating activities are directed from our North Carolina headquarters and all of our products are derived from a single source and result from a common manufacturing process. All products are manufactured from a single raw material source, human plasma, and are processed in whole, or in part, at our principal manufacturing facilities located in Clayton, North Carolina.

Our Melville, New York, facility primarily supplies intermediate plasma fractions to our Clayton facilities. Gamunex and Prolastin constitute the majority of our net revenue. Although we sell our products worldwide, the majority of our net revenue was concentrated in the United States and Canada for the periods presented.

In the following table, we have presented our net revenue by significant product category. Our Immunology/Neurology product category includes the products that are used to provide antibodies to patients who have a genetic or acquired inability to produce these antibodies, as well as a treatment for CIDP, and also products that provide antibodies to counter specific antigens such as rabies. Our Pulmonology product category is comprised of our Prolastin product, which is used to treat patients with a genetic alpha-1 antitrypsin deficiency. Our Critical Care/Hemostasis product category includes products that are used to supplement, restore, or maintain normal plasma parameters such as volume or coagulation values. Other product net revenue primarily consists of sales of PPF powder and intermediate products, such as cryoprecipitate. Other non-product revenue primarily consists of royalties under collaborative agreements as described further in Note 7, “Collaborative and Other Agreements.”

	Years Ended December 31,
	2009	2008	2007

Product net revenue:
Immunology/Neurology	$928,054	$781,408	$743,128
Pulmonology	319,080	316,495	276,538
Critical Care/Hemostasis	167,469	134,216	127,935
Other	93,151	102,431	49,085

Total product net revenue	1,507,754	1,334,550	1,196,686
Other revenue	25,455	39,742	21,823

Total net revenue	$1,533,209	$1,374,292	$1,218,509

In the following table, we have presented our net revenue by geographic region. Net revenue for each region is based on the geographic location of the customer.

	Years Ended December 31,
	2009	2008	2007

United States	$1,011,468	$906,376	$817,276
Canada	214,883	215,964	189,923
Europe	185,297	168,081	136,972
Other	121,561	83,871	74,338

Total net revenue	$1,533,209	$1,374,292	$1,218,509

We did not maintain significant long-lived assets outside of the United States at December 31, 2009 and 2008.

21.	Earnings per Share

The following table illustrates the calculation of our basic earnings per common share outstanding for the periods presented:

	Years Ended December 31,
	2009	2008	2007

Net income	$153,889	$65,797	$123,565
Less:
Series A preferred stock undeclared dividends	(9,602)	(11,745)	(10,641)
Series B preferred stock undeclared dividends	(2,142)	(2,619)	(2,373)
Accretion of common stock put option	—	(308)	—

Net income available to common stockholders	$142,145	$51,125	$110,551

Weighted average common shares outstanding	31,166,613	1,310,448	1,685,784

Basic net income per common share	$4.56	$39.01	$65.58

Pro forma basic income per common share (unaudited):
Numerator:
Net income	$153,889
Interest expense reduction due to debt repayment	5,555

Numerator for pro forma basic income per common share	$159,444

Denominator:
Shares used above	31,166,613
Pro forma adjustments to reflect assumed weighted average effect of:
Conversion of series A preferred stock	53,654,795
Conversion of series B preferred stock	10,318,354
Shares issued for preferred stock dividend	1,774,743
Newly issued shares for IPO	22,047,585

Denominator for pro forma basic income per common share	118,962,090

Pro forma basic income per common share (unaudited)	$1.34

The following table illustrates the calculation of our diluted earnings per common share outstanding for the periods presented:

	Years Ended December 31,
	2009	2008	2007

Net income	$153,889	$65,797	$123,565
Less accretion of common stock put option	—	(308)	—

Net income available to common stockholders	$153,889	$65,489	$123,565

Weighted average common shares outstanding	31,166,613	1,310,448	1,685,784
Plus incremental shares from assumed conversions:
Series A preferred stock	53,654,795	72,000,000	72,000,000
Series B preferred stock	10,318,354	13,846,320	13,846,320
Stock options and restricted shares	7,374,601	5,605,032	3,533,496

Dilutive potential common shares	102,514,363	92,761,800	91,065,600

Diluted net income per common share	$1.50	$0.71	$1.36

Pro forma diluted income per common share (unaudited):
Numerator:
Net income	$153,889
Interest expense reduction due to debt repayment	5,555

Numerator for pro forma diluted income per common share	$159,444

Denominator:
Shares used above	31,166,613
Pro forma adjustments to reflect assumed weighted average effect of:
Conversion of series A preferred stock	53,654,795
Conversion of series B preferred stock	10,318,354
Shares issued for preferred stock dividend	1,774,743
Newly issued shares for IPO	22,047,585
Stock options and restricted shares	7,374,601

Denominator for pro forma diluted income per common share	126,336,691

Pro forma diluted income per common share (unaudited)	$1.26

The pro forma earnings per common share calculations reflect an adjustment to net income for reduced interest expense as if the net primary proceeds to us from our IPO had been applied to repay our debt at the beginning of 2009, net of interest rate differences from the bond refinancing. The pro forma adjustment to the denominator reflects the impacts for the issuance of common shares to convert preferred stock, settle accrued dividends on the preferred stock, and complete the IPO as if these events occurred at the beginning of 2009.

Options to purchase the following number of common shares at the following weighted average exercise prices were outstanding but excluded from the computation of diluted earnings per share because their exercise prices and assumed tax benefits upon exercise were greater than the average market price for the common shares during the period, so including these options would be anti-dilutive:

	Years Ended December 31,
	2009	2008	2007

Number of common share options	2,168,730	2,016,000	1,073,192
Weighted average exercise price	$21.09	$21.25	$21.25

22.	Other Consolidated Balance Sheet Information

Information regarding other accounts on our consolidated balance sheets is as follows:

	December 31,
	2009	2008

Accrued expenses and other liabilities:
Accrued goods and services	$45,044	$51,449
Accrued payroll, bonuses, and employee benefits	73,983	72,662
Medicaid, commercial rebates, and chargebacks	30,771	16,544
Interest payable	9,111	11,350
Other	11,624	15,372

Total accrued expenses and other liabilities	$170,533	$167,377

23.	Cash Flow Supplemental Disclosures

Supplemental Disclosures of Cash Flow Information

Cash paid for:

	Years Ended December 31,
	2009	2008	2007

Interest, net of amounts capitalized(1)	$55,131	$87,213	$97,369
Income taxes	$56,849	$48,910	$12,027

(1)	Interest paid in the table above excludes payments related to our interest rate swap contracts, which amounted to $17.0 million and $9.2 million for the years ended December 31, 2009 and 2008, respectively. No amounts were paid related to our interest rate swap contracts during the year ended December 31, 2007.

Changes in assets and liabilities, excluding the effects of business acquisitions:

	Years Ended December 31,
	2009	2008	2007

Changes in:
Accounts receivable	$8,575	$(26,894)	$(9,175)
Inventories	(57,452)	(92,856)	26,756
Prepaid expenses and other assets	7,987	(15,823)	164
Accounts payable	16,143	16,594	12,095
Interest payable	(2,239)	(1,957)	11,830
Accrued expenses and other liabilities	14,913	21,626	6,114
Deferred margin	(36)	(745)	(9,805)

Total	$(12,109)	$(100,055)	$37,979

Supplemental Schedule of Non-Cash Investing and Financing Activities

For the Year Ended December 31, 2009

We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $4.9 million directly to property, plant, and equipment, net and capital lease obligations.

The common shares that we have issued to employees and members of our board of directors under our share-based compensation plans had an embedded feature that permitted the participant (or designated beneficiary or estate) to sell, or “put,” the shares of our common stock back to us at fair market value in the event of the participant’s termination of service due to death or disability. In addition, we had the right to repurchase, or “call,” the shares of our common stock upon a participant’s termination of continuous service, as defined. We recorded a fair market value adjustment of $6.6 million related to the vested shares of our common stock to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet. Both our redemption rights and the participants’ put rights were terminated in connection with the closing of our IPO. As a result, we reclassified the fair value of vested common stock totaling $39.9 million from obligations under common stock put/call option to permanent equity on our consolidated balance sheet.

We declared a dividend of $45.3 million related to our Series A and B preferred stock. In connection with our IPO, 1,000,000 shares of our Series A preferred stock and 192,310 shares of our Series B preferred stock were converted into an aggregate of 85,846,320 shares of our common stock. In addition, 2,381,548 shares of our common stock were issued to settle the $45.3 million preferred stock dividend upon conversion of our Series A and B preferred stock.

We retired 251,108 shares of our common stock, which were repurchased from employees.

We reclassified a previously unrealized loss related to our interest rate swap contracts of approximately $23.3 million, net of income tax benefit of $14.2 million, to earnings as a result of their settlement and termination. In addition, we recorded other comprehensive income of $0.5 million. Additional information regarding the components of our comprehensive income is included in Note 2, “Summary of Significant Accounting Policies.”

We entered into two plasma center development agreements related to buildings to be leased from an unaffiliated third party during 2008, for which we made the decision not to open as plasma collection centers during 2009. As a result, we recorded a loss on contract obligations of $3.4 million, which decreased our assets under capital leases.

For the Year Ended December 31, 2008

We entered into a number of capital lease agreements related to buildings with an unaffiliated third party. We recorded $6.0 million directly to property, plant, and equipment, net and capital lease obligations.

We reclassified $1.6 million of long-lived assets related to two plasma collection centers, net of impairment charges of $0.8 million, to assets held for sale within prepaid expenses and other on our consolidated balance sheet.

As a result of the put feature related to the common shares issued under our share-based compensation plans described above, we recorded a fair value adjustment of $8.9 million to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet.

We issued shares of our common stock, which had an embedded put option, to IBR in connection with our 2006 business acquisition as described below. We recorded accretion of $0.3 million related to the IBR put option directly to obligations under common stock put/call option and additional paid-in capital on our consolidated balance sheet.

We retired 2,215,880 shares of our common stock, of which 2,146,232 shares were repurchased from IBR and 69,648 shares were repurchased from employees.

We recorded other comprehensive loss of $11.8 million, primarily related to unrealized losses associated with our interest rate swap contracts, net of taxes.

For the Year Ended December 31, 2007

We entered into a capital lease agreement with an unaffiliated third party for the lease of a building. We recorded $0.9 million directly to property, plant, and equipment, net and capital lease obligations.

We issued 2,146,232 shares of our common stock to IBR as discussed in Note 5, “Business Acquisitions.” We recorded the put value of the shares of $33.5 million in obligations under common stock put/call option on our consolidated balance sheet and the difference between the put value and the fair value of the common stock (on the issuance date) in additional paid-in capital on our consolidated balance sheet. We also recorded $37.0 million and $8.6 million in goodwill and other long-term assets, respectively, on our consolidated balance sheet, representing the fair value of the common shares issued to IBR. In addition, we recorded accretion of $1.6 million related to the IBR put option directly to obligations under common stock put/call option and additional paid-in capital on our consolidated balance sheet.

As a result of the put feature related to the common shares issued under our share-based compensation plans described above, we recorded a fair value adjustment of $2.1 million to increase obligations under common stock put/call option and decrease additional paid-in capital on our consolidated balance sheet.

We recorded other comprehensive loss of $11.7 million, primarily related to unrealized losses associated with our interest rate swap contracts, net of taxes.

We adopted new accounting guidance regarding the accounting for uncertainty in income taxes, which resulted in a charge of $0.7 million directly to accumulated deficit.

24.	Subsequent Events

We evaluated all events and transactions that occurred after December 31, 2009 up through February 23, 2010, the date that we filed these audited consolidated financial statements with the U.S. Securities and Exchange Commission.

25.	Selected Unaudited Quarterly Financial Data

The following table summarizes our unaudited quarterly financial results for the years ended December 31, 2009 and 2008. In our opinion, the quarterly financial results presented below have been prepared on the same basis as our annual audited consolidated financial statements.

	2009 Quarter Ended
	March 31	June 30	September 30	December 31

Net revenue	$371,795	$375,570	$395,731	$390,113
Cost of goods sold	209,201	224,008	230,666	237,202

Gross profit	162,594	151,562	165,065	152,911
Operating expenses	88,963	81,023	95,655	95,511

Operating income	73,631	70,539	69,410	57,400
Total other non-operating (expense) income, net	(21,256)	54,582	(19,475)	(55,934)

Income before income taxes	52,375	125,121	49,935	1,466
Provision for income taxes	(18,940)	(41,849)	(14,125)	(94)

Net income	$33,435	$83,272	$35,810	$1,372

Earnings per share:
Basic	$25.09	$47.42	$12.01	$0.01
Diluted	$0.36	$0.89	$0.38	$0.01

	2008 Quarter Ended
	March 31	June 30	September 30	December 31

Net revenue	$305,203	$317,185	$350,492	$401,412
Cost of goods sold	206,720	209,785	211,856	253,796

Gross profit	98,483	107,400	138,636	147,616
Operating expenses	57,607	68,005	81,650	86,268

Operating income	40,876	39,395	56,986	61,348
Total other non-operating expense, net	(24,586)	(23,509)	(24,285)	(23,834)

Income before income taxes	16,290	15,886	32,701	37,514
Provision for income taxes	(6,725)	(6,412)	(12,147)	(11,310)

Net income	$9,565	$9,474	$20,554	$26,204

Earnings per share:
Basic	$3.35	$4.94	$14.65	$19.40
Diluted	$0.10	$0.10	$0.22	$0.28

Earnings per share amounts for the 2009 and 2008 quarters and full years have been computed separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the weighted average shares outstanding during each quarter due to the effect of potentially dilutive securities only in the periods in which such effect would be dilutive.

Our net income for the second quarter of 2009 includes a $75.0 million (approximately $48.8 million after tax) payment we received from CSL as a result of the termination of the definitive merger agreement. Our net income for the fourth quarter of 2009 includes a charge of $43.0 million (approximately $26.3 million after tax) as a result of the settlement and termination of our interest rate swap contracts and the write-off of deferred debt issuance costs associated with our First and Second Lien Term Loans. Additional information regarding our terminated merger agreement with CSL is included in Note 4, “Definitive Merger Agreement with CSL Limited (CSL)” and additional information regarding our refinancing transactions is included in Note 11, “Long-Term Debt and Capital Lease Obligations.”

26.	Condensed Consolidating Financial Information

In October 2009, we completed the issuance of our 7.75% Notes. The 7.75% Notes are guaranteed on a senior unsecured basis by our existing and future domestic subsidiaries. The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.” Each of the subsidiary guarantors are 100% owned, directly or indirectly, by us, and all guarantees are full and unconditional and joint and several. Our investments in our consolidated subsidiaries are presented under the equity method of accounting. No significant administrative costs are borne by the Parent.

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Balance Sheets
December 31, 2009

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

ASSETS:
Current assets:
Cash and cash equivalents	$—	$58,320	$6,919	$—	$65,239
Accounts receivable, net	—	222,007	64,454	(149,483)	136,978
Inventories	—	605,324	38,730	—	644,054
Other	—	117,670	2,448	—	120,118

Total current assets	—	1,003,321	112,551	(149,483)	966,389
Property, plant, and equipment, net	—	266,067	1,132	—	267,199
Intangible assets, net	—	10,880	—	—	10,880
Goodwill	—	172,860	—	—	172,860
Investment in subsidiaries	680,459	(27,925)	—	(652,534)	—
Advances and notes between Parent and Subsidiaries	1,346,520	862,406	—	(2,208,926)	—
Other	—	27,054	623	—	27,677

Total assets	$2,026,979	$2,314,663	$114,306	$(3,010,943)	$1,445,005

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT):
Current liabilities:
Accounts payable	$—	$103,460	$117,069	$(149,483)	$71,046
Accrued expenses and other liabilities	—	160,047	10,486	—	170,533
Current portion of capital lease obligations	—	740	—	—	740

Total current liabilities	—	264,247	127,555	(149,483)	242,319
Long-term debt and capital lease obligations	596,046	9,221	—	—	605,267
Advances and notes between Parent and Subsidiaries	848,779	1,346,515	13,632	(2,208,926)	—
Other	—	14,221	1,044	—	15,265

Total liabilities	1,444,825	1,634,204	142,231	(2,358,409)	862,851
Stockholders’ equity (deficit)	582,154	680,459	(27,925)	(652,534)	582,154

Total liabilities and stockholders’ equity (deficit)	$2,026,979	$2,314,663	$114,306	$(3,010,943)	$1,445,005

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Balance Sheets
December 31, 2008

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

ASSETS:
Current assets:
Cash and cash equivalents	$—	$10,727	$6,252	$—	$16,979
Accounts receivable, net	—	214,212	54,237	(120,032)	148,417
Inventories	—	545,897	35,823	—	581,720
Other	—	119,589	550	—	120,139

Total current assets	—	890,425	96,862	(120,032)	867,255
Property, plant, and equipment, net	—	212,521	730	—	213,251
Intangible assets, net	—	7,204	—	—	7,204
Goodwill	—	135,800	—	—	135,800
Investment in subsidiaries	561,816	(20,938)	—	(540,878)	—
Advances and notes between Parent and Subsidiaries	169,543	915,991	—	(1,085,534)	—
Other	—	83,685	204	—	83,889

Total assets	$731,359	$2,224,688	$97,796	$(1,746,444)	$1,307,399

LIABILITIES, OBLIGATIONS UNDER COMMON STOCK PUT/CALL OPTION, REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS’ (DEFICIT) EQUITY:
Current liabilities:
Accounts payable	$—	$76,715	$98,220	$(120,032)	$54,903
Accrued expenses and other liabilities	2,007	156,237	9,133	—	167,377
Current portion of capital lease obligations	—	7,341	—	—	7,341

Total current liabilities	2,007	240,293	107,353	(120,032)	229,621
Long-term debt and capital lease obligations	—	1,194,205	—	—	1,194,205
Advances and notes between Parent and Subsidiaries	906,123	169,543	9,868	(1,085,534)	—
Other	—	58,831	1,513	—	60,344

Total liabilities	908,130	1,662,872	118,734	(1,205,566)	1,484,170
Obligations under common stock put/call option	29,419	—	—	—	29,419
Redeemable preferred stock	110,535	—	—	—	110,535
Stockholders’ (deficit) equity	(316,725)	561,816	(20,938)	(540,878)	(316,725)

Total liabilities and stockholders’ (deficit) equity	$731,359	$2,224,688	$97,796	$(1,746,444)	$1,307,399

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements
Year Ended December 31, 2009

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Net revenue	$—	$1,389,172	$144,037	$—	$1,533,209
Cost of goods sold	—	784,635	116,442	—	901,077

Gross profit	—	604,537	27,595	—	632,132
Operating expenses	5,715	321,525	33,912	—	361,152

(Loss) income from operations	(5,715)	283,012	(6,317)	—	270,980
Equity in earnings (losses) of Subsidiaries	108,854	(7,466)	—	(101,388)	—
Other non-operating income (expense)	75,000	(117,106)	23	—	(42,083)

Income (loss) before income taxes	178,139	158,440	(6,294)	(101,388)	228,897
Provision for income taxes	(24,250)	(49,586)	(1,172)	—	(75,008)

Net income (loss)	$153,889	$108,854	$(7,466)	$(101,388)	$153,889

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements
Year Ended December 31, 2008

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Net revenue	$—	$1,232,366	$141,926	$—	$1,374,292
Cost of goods sold	—	764,952	117,205	—	882,157

Gross profit	—	467,414	24,721	—	492,135
Operating expenses	6,871	257,281	29,378	—	293,530

(Loss) income from operations	(6,871)	210,133	(4,657)	—	198,605
Equity in earnings (losses) of Subsidiaries	70,263	(5,590)	—	(64,673)	—
Other non-operating (expense) income	—	(96,832)	618	—	(96,214)

Income (loss) before income taxes	63,392	107,711	(4,039)	(64,673)	102,391
Benefit (provision) for income taxes	2,405	(37,448)	(1,551)	—	(36,594)

Net income (loss)	$65,797	$70,263	$(5,590)	$(64,673)	$65,797

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Income Statements
Year Ended December 31, 2007

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Net revenue	$—	$1,103,797	$114,712	$—	$1,218,509
Cost of goods sold	—	694,449	93,703	—	788,152

Gross profit	—	409,348	21,009	—	430,357
Operating expenses	6,097	217,300	27,326	—	250,723

(Loss) income from operations	(6,097)	192,048	(6,317)	—	179,634
Equity in earnings (losses) of Subsidiaries	127,528	(7,109)	—	(120,419)	—
Other non-operating (expense) income	—	(97,990)	1,127	—	(96,863)

Income (loss) before income taxes	121,431	86,949	(5,190)	(120,419)	82,771
Benefit (provision) for income taxes	2,134	40,579	(1,919)	—	40,794

Net income (loss)	$123,565	$127,528	$(7,109)	$(120,419)	$123,565

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2009

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$153,889	$108,854	$(7,466)	$(101,388)	$153,889
Undistributed equity in (earnings) losses of Subsidiaries	(108,854)	7,466	—	101,388	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	(2,007)	63,891	4,759	13,623	80,266

Net cash provided by (used in) operating activities	43,028	180,211	(2,707)	13,623	234,155
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(74,576)	(587)	—	(75,163)
Business acquisitions, net of cash acquired	—	(30,431)	—	—	(30,431)
Net advances and notes between Parent and Subsidiaries	(1,172,950)	—	—	1,172,950	—
Other	—	(2,788)	3,764	—	976

Net cash (used in) provided by investing activities	(1,172,950)	(107,795)	3,177	1,172,950	(104,618)
Cash flows from financing activities:
Net repayments of borrowings	—	(1,196,515)	—	—	(1,196,515)
Issuance of 7.75% Notes, net of discount	595,926	—	—	—	595,926
Proceeds from initial public offering, net of issuance costs	517,192	—	—	—	517,192
Net advances and notes between Parent and Subsidiaries	—	1,186,573	—	(1,186,573)	—
Other	16,804	(14,879)	—	—	1,925

Net cash provided by (used in) financing activities	1,129,922	(24,821)	—	(1,186,573)	(81,472)
Effect of exchange rate changes on cash and cash equivalents	—	—	195	—	195

Net increase in cash and cash equivalents	—	47,595	665	—	48,260
Cash and cash equivalents at beginning of year	—	10,726	6,253	—	16,979

Cash and cash equivalents at end of year	$—	$58,321	$6,918	$—	$65,239

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2008

	Parent/	Guarantor	Non-Guarantor	Consolidating
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$65,797	$70,263	$(5,590)	$(64,673)	$65,797
Undistributed equity in (earnings) losses of subsidiaries	(70,263)	5,590	—	64,673	—
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities	424	14,776	(63,115)	15,132	(32,783)

Net cash provided by (used in) operating activities	(4,042)	90,629	(68,705)	15,132	33,014
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(86,051)	(161)	—	(86,212)
Business acquisitions, net of cash acquired	—	(10,272)	—	—	(10,272)
Net advances and notes between Parent and Subsidiaries	40,160	—	—	(40,160)	—
Other	—	(15,455)	—	—	(15,455)

Net cash provided by (used in) investing activities	40,160	(111,778)	(161)	(40,160)	(111,939)
Cash flows from financing activities:
Net borrowings	—	58,712	—	—	58,712
Net advances and notes between Parent and Subsidiaries	—	(34,896)	9,868	25,028	—
Other	(36,118)	—	—	—	(36,118)

Net cash (used in) provided by financing activities	(36,118)	23,816	9,868	25,028	22,594
Effect of exchange rate changes on cash and cash equivalents	—	91	(248)	—	(157)

Net increase (decrease) in cash and cash equivalents	—	2,758	(59,246)	—	(56,488)
Cash and cash equivalents at beginning of year	—	7,968	65,499	—	73,467

Cash and cash equivalents at end of year	$—	$10,726	$6,253	$—	$16,979

Talecris Biotherapeutics Holdings Corp.

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2007

	Parent/	Guarantor	Non-Guarantor	Consolidating	Total
	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$123,565	$127,528	$(7,109)	$(120,419)	$123,565
Undistributed equity in (earnings) losses of Subsidiaries	(127,528)	7,109	—	120,419	—
Adjustments to reconcile net income (loss) to net cash flows (used in) provided by operating activities	208	(136,830)	69,548	70,640	3,566

Net cash (used in) provided by operating activities	(3,755)	(2,193)	62,439	70,640	127,131
Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(65,515)	(318)	—	(65,833)
Business acquisitions, net of cash acquired	—	(17,456)	—	—	(17,456)
Net advances and notes between Parent and Subsidiaries	3,755	—	—	(3,755)	—
Other	—	(7,356)	—	—	(7,356)

Net cash provided by (used in) investing activities	3,755	(90,327)	(318)	(3,755)	(90,645)
Cash flows from financing activities:
Net borrowings	—	26,094	—	—	26,094
Net advances and notes between Parent and Subsidiaries	—	66,885	—	(66,885)	—
Other	—	(217)	—	—	(217)

Net cash provided by (used in) financing activities	—	92,762	—	(66,885)	25,877
Effect of exchange rate changes on cash and cash equivalents	—	(91)	153	—	62

Net increase in cash and cash equivalents	—	151	62,274	—	62,425
Cash and cash equivalents at beginning of year	—	7,817	3,225	—	11,042

Cash and cash equivalents at end of year	$—	$7,968	$65,499	$—	$73,467

Schedule II

Talecris Biotherapeutics Holdings Corp.

Valuation and Qualifying Accounts
Years Ended December 31, 2009, 2008, and 2007
(in thousands)

	Balance at	Charges to	Charges to			Balance at
	Beginning of	Costs and	Other			End of
	Period	Expenses	Accounts	Deductions		Period

Reserve for doubtful accounts receivable:
Year ended December 31, 2009	$2,020	$2,858	$—	$(1,417	)(1)	$3,461
Year ended December 31, 2008	$2,631	$728	$—	$(1,339	)(1)	$2,020
Year ended December 31, 2007	$4,690	$525	$—	$(2,584	)(1)	$2,631
Reserve for doubtful notes receivable and other advances:
Year ended December 31, 2009	$4,250	$—	$—	$—		$4,250
Year ended December 31, 2008	$—	$4,250(4)	$—	$—		$4,250
Year ended December 31, 2007	$—	$—	$—	$—		$—
Inventory reserves:
Year ended December 31, 2009	$49,766	$21,758	$—	$(27,147	)(2)	$44,377
Year ended December 31, 2008	$47,534	$36,840	$—	$(34,608	)(2)	$49,766
Year ended December 31, 2007	$43,381	$39,043	$—	$(34,890	)(2)	$47,534
Deferred tax asset valuation allowance:
Year ended December 31, 2009	$—	$—	$—	$—		$—
Year ended December 31, 2008	$—	$—	$—	$—		$—
Year ended December 31, 2007	$60,157	$—	$—	$(60,157	)(3)	$—

(1)	Includes write-offs of uncollectible accounts receivable and the effects of foreign exchange.

(2)	Includes the net of write-offs, reversals of reserved inventory that was sold or recoverable for other purposes such as testing, and the effects of foreign exchange.

(3)	Includes $55.8 million attributable to the reversal of the valuation allowance as a 2007 non-cash income tax benefit, and $4.4 million due to the impact of the adoption of new accounting guidance related to uncertainties in income taxes.

(4)	Includes a provision for $3.2 million related to notes receivables and $1.0 million related to advances for unlicensed plasma from a then existing third party supplier due to uncertainty regarding collection.

Annex A
Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER
Dated as of June 6, 2010
among
GRIFOLS, S.A.,
GRIFOLS, INC.
and
TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.

A-A1

Page

ARTICLE I	THE REINCORPORATION MERGER	A-A8
Section 1.01	The Reincorporation Merger	A-A8
Section 1.02	Closing	A-A8
Section 1.03	Reincorporation Effective Time	A-A8
Section 1.04	Effects of the Reincorporation Merger	A-A8
Section 1.05	Effect on Capital Stock	A-A8
Section 1.06	Options	A-A9
Section 1.07	Other Stock-Based Awards	A-A9
Section 1.08	Further Actions	A-A9
Section 1.09	Articles of Incorporation and Bylaws	A-A10
Section 1.10	Directors of the Reincorporation Merger Surviving Corporation	A-A10
Section 1.11	Officers of the Reincorporation Merger Surviving Corporation	A-A10
Section 1.12	Tax Consequences	A-A10

ARTICLE II	THE MERGER	A-A10
Section 2.01	The Merger	A-A10
Section 2.02	Effective Time	A-A10
Section 2.03	Effects of the Merger	A-A10
Section 2.04	Articles of Incorporation and Bylaws	A-A11
Section 2.05	Directors of the Surviving Corporation	A-A11
Section 2.06	Officers of the Surviving Corporation	A-A11

ARTICLE III	EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES	A-A11
Section 3.01	Effect on Capital Stock	A-A11
Section 3.02	Exchange of Certificates	A-A12

ARTICLE IV	REPRESENTATIONS AND WARRANTIES	A-A15
Section 4.01	Representations and Warranties of the Company	A-A15
Section 4.02	Representations and Warranties of Parent and HoldCo	A-A34

ARTICLE V	COVENANTS RELATING TO THE BUSINESS	A-A43
Section 5.01	Conduct of Business	A-A43
Section 5.02	No Solicitation	A-A47

ARTICLE VI	ADDITIONAL AGREEMENTS	A-A49
Section 6.01	Preparation of the Proxy Statement/Prospectus; Stockholders’ Meetings	A-A49
Section 6.02	Creation and Issuance of Parent Non-Voting Shares	A-A51
Section 6.03	Access to Information; Confidentiality	A-A54
Section 6.04	Efforts; Further Action	A-A55
Section 6.05	Company Equity Awards	A-A57
Section 6.06	Certain Indebtedness	A-A58
Section 6.07	Indemnification, Exculpation and Insurance	A-A59
Section 6.08	Public Announcements	A-A60
Section 6.09	Section 16 Matters	A-A60
Section 6.10	Stock Exchange Listing	A-A61

A-A2

Page

Section 6.11	Transaction Litigation	A-A61
Section 6.12	Employee Matters	A-A61
Section 6.13	Takeover Laws	A-A62
Section 6.14	Financing	A-A62
Section 6.15	Certain Tax Matters	A-A64
Section 6.16	Company Cooperation on Certain Matters	A-A64
Section 6.17	Control of Operations	A-A64
Section 6.18	Formation and Joinder of Company Virginia Sub	A-A65

ARTICLE VII	CONDITIONS PRECEDENT	A-A65
Section 7.01	Conditions to Each Party’s Obligation to Effect the Merger	A-A65
Section 7.02	Conditions to Obligations of Parent and HoldCo	A-A65
Section 7.03	Conditions to Obligation of the Company	A-A66

ARTICLE VIII	TERMINATION, AMENDMENT AND WAIVER	A-A67
Section 8.01	Termination	A-A67
Section 8.02	Effect of Termination	A-A68
Section 8.03	Fees and Expenses	A-A69
Section 8.04	Amendment	A-A71
Section 8.05	Extension; Waiver	A-A71

ARTICLE IX	GENERAL PROVISIONS	A-A71
Section 9.01	Nonsurvival of Representations and Warranties	A-A71
Section 9.02	Notices	A-A71
Section 9.03	Definitions	A-A72
Section 9.04	Interpretation	A-A77
Section 9.05	Consents and Approvals	A-A78
Section 9.06	Counterparts	A-A78
Section 9.07	Entire Agreement; No Third-Party Beneficiaries	A-A78
Section 9.08	Governing Law	A-A78
Section 9.09	Assignment	A-A78
Section 9.10	Jurisdiction; Consent to Jurisdiction; Specific Enforcement; Remedies	A-A79
Section 9.11	Severability	A-A82
Section 9.12	Transfer Taxes	A-A82
Section 9.13	Obligations of Parent and of the Company	A-A82

Exhibit A	Form of Company Voting Agreement
Exhibit B	Form of Parent Voting Agreement
Exhibit C	Form of Reincorporation Plan of Merger
Exhibit D	Form of Company Virginia Sub Articles
Exhibit E	Form of Plan of Merger
Exhibit F	Form of Parent By-Law Amendments

A-A3

INDEX OF DEFINED TERMS

Page

$96
8-A12(b)	65
Actions	20
Affiliate	96
Agreement	1
Antitrust Approval Failure	96
Antitrust Covenants	96
Antitrust Law	73
Approval	24
Bankruptcy and Equity Exception	16
BBVA	53
Business Day	97
Capital Increase	67
Certificate of Merger	6
Chancery Court	105
Closing	2
Closing Date	2
CNMV	97
Commercial Registry	69
Commitment Letter	52
Committee	103
Common Stock Cash Consideration	7
Common Stock Merger Consideration	7
Common Stock Share Consideration	7
Company	1
Company Adverse Recommendation Change	97
Company Approvals	17
Company Balance Sheet	18
Company Benefit Plan	30
Company Bylaws	5
Company Certificate	13
Company Common Book-Entry Shares	3
Company Common Certificate	3
Company Common Stock	3
Company Disclosure Letter	13
Company Intellectual Property	36
Company Pension Plan	30
Company Personnel	97
Company Preferred Stock	14
Company Recommendation	16
Company Restricted Stock	3
Company RSUs	14
Company SEC Documents	17
Company Stock Options	4
Company Stock Plans	4
Company Stock-Based Award	4
Company Stockholder Approval	38
Company Stockholder Party	1
Company Stockholders’ Meeting	64
Company Termination Fee	91
Company Virginia Sub	1
Company Virginia Sub Articles	5
Company Virginia Sub Book-Entry Shares	4
Company Virginia Sub Bylaws	5
Company Virginia Sub Certificates	4
Company Virginia Sub Common Stock	3
Company Voting Agreement	1
Company Welfare Plan	30
Confidentiality Agreement	72
Continuing Employees	80
Contract	16
Convicted Entity	26
Convicted Individual	26
Covered Claim	105
Debarred Entity	26
Debarred Individual	26
Deed of By-Law Amendments	69
Deed of Capital Increase	70
Defeasance	76
Definitive Agreements	82
Depositary	8
Depositary Agreement	8
DGCL	1
DOJ	72
dollars	96
Effect	98
Effective Time	6
Environmental Laws	97
ERISA	30
ERISA Affiliate	97
EU-IFRS	97
Exchange Act	17
Exchange Agent	8
Exchange Fund	8
Exchange Ratio	97
Excluded Entity	26

A-A4

Page

Excluded Individual	26
FDA	97
Filed Company SEC Documents	18
Financing	52
Financing Commitment Expiration Date	89
Financing Covenants	97
Financing Failure	97
Financing Sources	97
Foreign Antitrust Laws	73
Foreign Company Plan	32
Foreign Corrupt Practices Act	25
Form By-Law Amendment	68
Form F-4	65
Form F-6	65
FTC	72
GAAP	18
Governmental Entity	12
GSA	26
Hazardous Materials	98
Health Care Laws	98
Health Fraud Law	27
HoldCo	1
HoldCo Charter Documents	41
HSR Act	17
Indenture	76
Intellectual Property	98
Intervening Event	98
IRS	30
Joinder	1
Knowledge	98
Law	16
Leased Real Property	35
Leases	35
Liens	14
Material Adverse Effect	98
Medicaid	26
Medical Reimbursement Program	26
Medicare	26
Merger	1
Mergers	1
NASDAQ	17
Nomura	53
Non-Superior Proposal Event	62
Notes	76
Officer Indemnified Parties	78
Option	4
Order	17
Other Delaware Court	105
Outside Date	88
Owned Real Property	35
Spanish Stock Exchanges	103
Parent	1
Parent ADRs	7
Parent ADS Issuance	53
Parent ADSs	7
Parent Adverse Recommendation Change	68
Parent Alternative Proposal	63
Parent Approvals	44
Parent Board Reports	67
Parent Charter Documents	41
Parent Closing Price	100
Parent CNMV Reports	44
Parent Disclosure Letter	41
Parent Equity Securities	42
Parent Financial Statements	45
Parent Material Adverse Effect	100
Parent Non-Voting Shares	7
Parent Ordinary Shares	101
Parent Personnel	101
Parent Recommendation	43
Parent Specified Contract	50
Parent Statutory Reports	67
Parent Stockholder Approval	68
Parent Stockholder Parties	2
Parent Stockholder Party	2
Parent Stockholders’ Meeting	43
Parent Termination Fee	92
Parent Voting Agreements	2
Per Share Amount	101
Permits	23
Permitted Liens	101
Permitted Modifications	68
Person	102
Plan of Merger	5
Proxy Statement/Prospectus	64
Qualifying Financing	82
Real Property	35
Registration Statement	102

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Page

Registration Statements	102
Reincorporation Effective Time	3
Reincorporation Merger	1
Reincorporation Merger Surviving Corporation	1
Reincorporation Plan of Merger	3
Release	102
Representative	102
Required Amounts	53
Restraint	86
Reverse Break-Up Fee	92
Revolving Credit Agreement	102
SCL	67
SEC	17
Securities Act	17
Self-Regulatory Organization	102
Service Agent	106
SIBE	102
Significant Subsidiary	13
SOX	19
Spanish Prospectus	69
Specified Contract	21
Specified Financial Resources	103
Stock-Based Award	4
Subsidiary	103
Superior Proposal	61
Surviving Corporation	5
Takeover Proposal	61
Tax	35
Tax Return	35
Taxing Authority	35
Tender	76
Termination Fees	103
Voting Agreement Percentage Change	103
Voting Agreements	2
VSCA	1
VWAPs	100
WARN	29

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AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 6, 2010, among GRIFOLS, S.A., a company organized under the laws of Spain (“Parent”), GRIFOLS, INC., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“HoldCo”), and TALECRIS BIOTHERAPEUTICS HOLDINGS CORP., a Delaware corporation (the “Company”);

WHEREAS, promptly following the execution of this Agreement, the Company shall form a new wholly owned subsidiary (“Company Virginia Sub”) as a Virginia corporation under and in accordance with the Virginia Stock Corporation Act, as amended (the “VSCA”), and the Company shall cause Company Virginia Sub to, and Company Virginia Sub shall, sign a joinder agreement to this Agreement (the “Joinder”) and be bound hereunder;

WHEREAS, (i) the Company will upon the terms and subject to the conditions set forth herein, merge with and into Company Virginia Sub under and in accordance with the VSCA and the Delaware General Corporation Law, as amended (the “DGCL”), with Company Virginia Sub (the “Reincorporation Merger Surviving Corporation”) surviving such merger (the “Reincorporation Merger”), and (ii) immediately following the Reincorporation Merger, HoldCo, upon the terms and subject to the conditions set forth herein, will merge with and into the Reincorporation Merger Surviving Corporation under and in accordance with the VSCA and the DGCL, with the Reincorporation Merger Surviving Corporation continuing as the surviving corporation (the “Merger,” together with the Reincorporation Merger, the “Mergers”);

WHEREAS, the Board of Directors of the Company has, by unanimous vote of all of the directors, (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Mergers and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent has unanimously adopted, approved and declared advisable, and the Board of Directors of HoldCo has unanimously adopted, approved and declared advisable, this Agreement and the Mergers, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent has determined that it is in the best interests of Parent and its stockholders to consummate the Mergers provided for herein;

WHEREAS, simultaneously with the execution of this Agreement, Talecris Holdings, LLC (the “Company Stockholder Party”) is entering into an agreement in the form of Exhibit A hereto (the “Company Voting Agreement”) pursuant to which, and subject to the terms thereof, the Company Stockholder Party has agreed, among other things, to vote its shares of the Company Common Stock in favor of the adoption of this Agreement; and

WHEREAS, it is the intent of the parties hereto that, for U.S. federal income tax purposes, the Reincorporation Merger shall constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” in respect of the Reincorporation Merger for the purposes of Sections 354 and 361 of the Code;

WHEREAS, it is the intent of Parent and HoldCo that, for U.S. federal income tax purposes, the Merger shall constitute a “reorganization” solely with respect to HoldCo within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” with respect to HoldCo for the purposes of Sections 354 and 361 of the Code;

WHEREAS, simultaneously with the execution of this Agreement, certain stockholders of Parent (each, a “Parent Stockholder Party” and collectively, the “Parent Stockholder Parties”) are entering into agreements in substantially the form of Exhibit B hereto (collectively, the “Parent Voting Agreements”, and, together with the Company Voting Agreement, the “Voting Agreements”) pursuant to which, and subject to the terms thereof, each of the Parent Stockholder Parties has agreed, among other things, to vote its Parent Ordinary Shares in favor of the adoption of this Agreement and each of the approvals required to obtain the Parent Stockholder Approval;

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NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE REINCORPORATION MERGER

Section 1.01.  The Reincorporation Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the VSCA, the Company shall be merged with and into Company Virginia Sub at the Reincorporation Effective Time. As a result of the Reincorporation Merger, the separate corporate existence of the Company shall cease and Company Virginia Sub shall continue as the surviving corporation of the Reincorporation Merger and shall continue its corporate existence under the laws of the Commonwealth of Virginia.

Section 1.02.  Closing.  Subject to the terms and conditions of this Agreement, the closing of the Mergers and the transactions contemplated hereby (the “Closing”) shall take place at 9:00 a.m., Eastern Time, on the later of (i) the third Business Day after satisfaction or (to the extent permitted by applicable Law and by the party entitled to grant such waiver) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions) and (ii) the earlier of (x) the date on which the Financing or, in the event that alternative financing has been arranged, such alternative financing, is available in accordance with the terms and conditions thereof and (y) the Business Day prior to the Outside Date, provided that such date shall be no later than the Outside Date. Notwithstanding the foregoing, the Closing may be consummated at such other time or date as Parent and the Company may agree to in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be held at the offices of Proskauer Rose LLP, at 1585 Broadway, New York, NY 10036, unless another place is agreed to in writing by Parent and the Company.

Section 1.03.  Reincorporation Effective Time.  Upon the execution of this Agreement, the Company shall cause the Plan of Merger attached hereto and made a part hereof as Exhibit A (the “Reincorporation Plan of Merger”) to be executed. Subject to the provisions of this Agreement, at the Closing but subject to the condition that the Closing is to occur, the Company shall cause the Reincorporation Merger to be consummated by causing the Reincorporation Plan of Merger to be acknowledged and filed along with articles of merger with the Virginia State Corporation Commission and by filing with the Secretary of State of the State of Delaware a certificate of merger, in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the VSCA and the DGCL in connection with the Reincorporation Merger. The Reincorporation Merger shall become effective in accordance with the Reincorporation Plan of Merger on the Closing Date at such time that Parent and the Company shall agree and shall specify in the articles of merger relating to the Reincorporation Merger filed with the Virginia State Corporation Commission and in the certificate of merger filed with the Secretary of State of the State of Delaware (such time, the “Reincorporation Effective Time”).

Section 1.04.  Effects of the Reincorporation Merger.  At and after the Reincorporation Effective Time, the Reincorporation Merger shall have the effects set forth herein and in the Reincorporation Plan of Merger and in the applicable provisions of the DGCL and the VSCA. Without limiting the generality of the foregoing and subject thereto, at the Reincorporation Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Company Virginia Sub shall vest in the Reincorporation Merger Surviving Corporation and all debts, liabilities and duties of the Company and Company Virginia Sub shall become the debts, liabilities and duties of the Reincorporation Merger Surviving Corporation.

Section 1.05.  Effect on Capital Stock.

(a) At the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the Company, Company Virginia Sub or any holder of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), (i) each share of Company Common Stock (including restricted shares of Company Common Stock (the “Company Restricted Stock”)) issued and outstanding immediately prior to the Reincorporation Effective Time (other than shares held in the treasury of the Company immediately prior to the

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Reincorporation Effective Time) shall be converted into one share of common stock, par value $0.01 per share, of Company Virginia Sub (the “Company Virginia Sub Common Stock”), (ii) each share of Company Common Stock held in the treasury of the Company immediately prior to the Reincorporation Effective Time shall be cancelled and (iii) each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be canceled.

(b) All of the shares of Company Common Stock converted into shares of Company Virginia Sub Common Stock pursuant to Section 1.05(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Reincorporation Effective Time, and each certificate (each, a “Company Common Certificate”) or book-entry shares (“Company Common Book-Entry Shares”) previously representing any such shares shall thereafter represent, without the requirement of any exchange thereof, that number of shares of Company Virginia Sub Common Stock into which such shares of Company Common Stock represented by such Company Common Certificate or Company Common Book-Entry Shares have been converted pursuant to Section 1.05(a) (such certificates following the Reincorporation Merger, the “Company Virginia Sub Certificates” and such book-entry shares following the Reincorporation Merger, the “Company Virginia Sub Book-Entry Shares”).

Section 1.06.  Options.  At the Reincorporation Effective Time, each option granted by the Company to purchase shares of Company Common Stock (the “Company Stock Options”) that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into an option (an “Option”) to purchase a number of shares of Company Virginia Sub Common Stock equal to the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Reincorporation Effective Time at an exercise price per share of Company Virginia Sub Common Stock equal to the exercise price per share of Company Common Stock in effect immediately prior to the Reincorporation Effective Time and otherwise subject to the terms of the Company’s 2009 Long Term Incentive Plan, 2006 Restricted Stock Plan or 2005 Stock Option and Incentive Plan, in each case as amended to date (the “Company Stock Plans”) under which such Company Stock Options were issued and the agreements evidencing grants thereunder (including accelerated vesting provisions under such agreements evidencing grants thereunder or under any employment agreements between employees of the Company and the Company). The duration and other terms of each new option shall be the same as the original Company Stock Option except that all references to the Company shall be deemed to be references to Company Virginia Sub.

Section 1.07.  Other Stock-Based Awards.  At the Reincorporation Effective Time, each incentive award of any kind, contingent or accrued, to receive Company Common Stock or an amount measured in whole or in part by reference to the value of a number of shares of Company Common Stock granted under the Company Stock Plans or otherwise (including under any Company Benefit Plan) (including Company RSUs and performance shares) other than Company Stock Options and Company Restricted Stock (each, other than Company Stock Options and Company Restricted Stock, a “Company Stock-Based Award”), shall cease to represent a right to acquire or receive shares of Company Common Stock or an amount measured by reference to the value of a number of shares of Company Common Stock and shall be converted automatically into a right to receive a number of shares of Company Virginia Sub Common Stock or an amount measured by reference to a number of shares of Company Virginia Sub Common Stock equal to the number of shares of Company Common Stock subject to such Company Stock-Based Award immediately prior to the Reincorporation Effective Time (a “Stock-Based Award”) and subject to the terms of the Company Stock Plan or Company Benefit Plan under which such Company Stock-Based Awards were issued or created and the agreements evidencing grants or rights thereunder (including accelerated vesting provisions under such agreements evidencing grants thereunder or under any employment agreements between employees of the Company and the Company). The duration and other terms of the substituted Stock-Based Awards shall be the same as the original Company Stock-Based Awards except that all references to the Company shall be deemed to be references to Company Virginia Sub.

Section 1.08.  Further Actions.  Prior to the Reincorporation Effective Time, the Company shall pass resolutions to approve the treatment of Company Stock Options, Company RSUs, Company Restricted Stock and Company Stock-Based Award as set forth in Section 1.06 and Section 1.07.

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Section 1.09.  Articles of Incorporation and Bylaws.

(a) The Articles of Incorporation of Company Virginia Sub (the “Company Virginia Sub Articles”) in the form of Exhibit D hereto shall be the Articles of Incorporation of the Reincorporation Merger Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) The Bylaws of Company Virginia Sub (the “Company Virginia Sub Bylaws” ) in effect immediately prior to the Reincorporation Merger, shall be the Bylaws of the Reincorporation Merger Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (it being understood and agreed that the Company Virginia Sub Bylaws shall be substantially consistent with the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as amended and restated through the date hereof as in effect immediately prior to the Reincorporation Effective Time, with such changes as are required by the VSCA.

Section 1.10.  Directors of the Reincorporation Merger Surviving Corporation.  The directors of the Company immediately prior to the Reincorporation Effective Time shall be the directors of the Reincorporation Merger Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.11.  Officers of the Reincorporation Merger Surviving Corporation.  The officers of the Company immediately prior to the Reincorporation Effective Time shall be the officers of the Reincorporation Merger Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.12.  Tax Consequences.  It is intended that the Reincorporation Merger shall constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and that this Agreement shall constitute a “plan of reorganization” in respect of the Reincorporation Merger for the purposes of Sections 354 and 361 of the Code.

ARTICLE II

THE MERGER

Section 2.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the VSCA, HoldCo shall be merged with and into the Reincorporation Merger Surviving Corporation at the Effective Time. As a result of the Merger, the separate corporate existence of HoldCo shall cease and the Reincorporation Merger Surviving Corporation shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.02.  Effective Time.  Upon the execution of this Agreement, the Company shall cause the Plan of Merger attached hereto and made a part hereof as Exhibit E (the “Plan of Merger”) to be executed. Subject to the provisions of this Agreement, following the Reincorporation Effective Time, at the Closing, the parties shall cause the Merger to be consummated by causing the Plan of Merger to be acknowledged and filed along with articles of merger with the Virginia State Corporation Commission and by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the VSCA and the DGCL in connection with the Merger. The Merger shall become effective in accordance with the Plan of Merger on the Closing Date at such time as Parent and the Company shall agree and shall specify in the articles of merger relating to the Merger filed with the Virginia State Corporation Commission and the Certificate of Merger to be filed with the Secretary of State of the State of Delaware (such time, the “Effective Time”).

Section 2.03.  Effects of the Merger.  The Merger shall have the effects set forth herein and in the Plan of Merger and in the applicable provisions of the VSCA and the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Reincorporation Merger Surviving Corporation and HoldCo shall vest in the Surviving Corporation and all debts, liabilities and duties of the Reincorporation Merger Surviving Corporation and HoldCo shall become the debts, liabilities and duties of the Surviving Corporation.

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Section 2.04.  Articles of Incorporation and Bylaws.

(a) The Company Virginia Sub Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) The Company Virginia Sub Bylaws, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.05.  Directors of the Surviving Corporation.  The directors of HoldCo immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.06.  Officers of the Surviving Corporation.  The officers of HoldCo immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Company Virginia Sub, Parent, HoldCo or the holders of any shares of the Company Virginia Sub Common Stock, or of any shares of capital stock of Parent or HoldCo:

(a) Capital Stock of HoldCo.  Each issued and outstanding share of capital stock of HoldCo shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of Company Virginia Sub Common Stock that is directly owned by Company Virginia Sub or Parent immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Virginia Sub Common Stock.

(i) Subject to Section 3.02(f), each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Effective Time (but excluding shares to be canceled in accordance with Section 3.01(b))) shall be converted into the right to receive (A) such number of shares of Parent’s non-voting (Class B) ordinary shares, par value     € each, with the rights and other terms set forth in the Parent By-Law Amendments (“Parent Non-Voting Shares”), equal to the Exchange Ratio, which will be traded in the form of American Depositary Shares (“Parent ADSs”; each Parent ADS representing one share of Parent Non-Voting Shares), evidenced by American Depositary Receipts (“Parent ADRs”) (such Parent ADSs, together with any cash in lieu of fractional Parent ADSs payable pursuant to Section 3.02(f), the “Common Stock Share Consideration”) and (B) $19.00 in cash (the “Common Stock Cash Consideration” and, together with the Common Stock Share Consideration, the “Common Stock Merger Consideration”). At the Effective Time, all shares of Company Virginia Sub Common Stock converted into the right to receive the Common Stock Merger Consideration pursuant to this Section 3.01(c) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Company Virginia Sub Certificate or Company Virginia Sub Book-Entry Shares, which immediately prior to the Effective Time represented any such shares of Company Virginia Sub Common Stock, shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration, any dividends or other distributions payable pursuant to Section 3.02(d) and cash in lieu of fractional Parent ADSs payable pursuant to Section 3.02(f), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Company Virginia Sub Certificate in accordance with Section 3.02(c), in the case of certificated shares, and automatically, in the case of Company Virginia Sub Book-Entry Shares.

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(ii) In the event that between the date of this Agreement and the Effective Time, there is a change in the number of shares of Company Common Stock, shares of Company Virginia Sub Common Stock, Parent Ordinary Shares or the Parent Equity Securities or securities convertible or exchangeable into or exercisable for Company Common Stock, Company Virginia Sub Common Stock, Parent Ordinary Shares or the Parent Equity Securities issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Common Stock Merger Consideration shall be appropriately adjusted to reflect such action.

(iii) The right of any holder of a Company Virginia Sub Certificate or Company Virginia Sub Book-Entry Share to receive the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d) shall, to the extent provided in Section 3.02(k), be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

Section 3.02.  Exchange of Certificates.

(a) Depositary.  The Parent Non-Voting Shares underlying the Parent ADSs to be delivered in exchange for the shares of Company Virginia Sub Common Stock hereunder shall be registered in the name of the depositary mutually acceptable to Parent and the Company (the “Depositary”) by the Spanish Settlement and Clearing System (Iberclear) and then delivered in the form of Parent ADSs, and such Parent ADSs shall be issued in accordance with a depositary agreement to be entered into after the date of this Agreement in form and substance reasonably agreed to by Parent and the Company (the “Depositary Agreement”). Immediately prior to the Effective Time, Parent shall provide or cause to be provided to the Depositary a number of Parent Non-Voting Shares sufficient for the Depositary to issue ADRs representing such number of Parent ADSs as shall be caused to be deposited by Parent under Section 3.02(b) so that at all times from their issuance each such Parent ADS represents a Parent Non-Voting Share in accordance with the Depositary Agreement.

(b) Exchange Agent.  Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Virginia Sub Certificates and Company Virginia Sub Book-Entry Shares, (i) such number of Parent ADSs sufficient to pay the aggregate Common Stock Share Consideration required to be paid pursuant to Section 3.01(c) and the aggregate stock consideration required to be paid pursuant to Section 6.05 and (ii) cash in an amount sufficient to (A) pay the aggregate Common Stock Cash Consideration required to be paid pursuant to Section 3.01(c), (B) the aggregate cash consideration required to be paid pursuant to Section 6.05 and (C) the aggregate cash in lieu of fractional Parent ADSs payable pursuant to Section 3.02(f). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 3.02(d). All cash, Parent ADSs, dividends and distributions payable pursuant to Section 3.02(d) and cash in lieu of fractional Parent ADSs payable pursuant to Section 3.02(f) deposited with the Exchange Agent pursuant to this Section 3.02(b) is referred to in this Agreement as the “Exchange Fund”. The Exchange Agent shall deliver the Parent ADSs, cash, dividends and distributions contemplated to be issued and delivered pursuant to Section 3.01, Section 3.02(d) and Section 6.05 out of the Exchange Fund. Except to the extent set forth in Section 3.02(i), the Exchange Fund shall not be used for any other purpose.

(c) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Company Virginia Sub Certificate whose shares of Company Virginia Sub Common Stock were converted into the right to receive the Common Stock Merger Consideration, any dividends or other distributions payable pursuant to Section 3.02(d) and cash in lieu of fractional Parent ADSs payable pursuant to Section 3.02(f) (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Virginia Sub Certificates shall pass only upon proper delivery of the Company Virginia Sub Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions) and (B) instructions for use in effecting the surrender of the Company Virginia Sub Certificates in exchange for the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d).  Each holder of record of one or more Company Virginia Sub Certificates shall, upon surrender to the Exchange

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Agent of such Company Virginia Sub Certificate or Company Virginia Sub Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor (A) the amount of cash to which such holder is entitled pursuant to Section 3.01(c), (B) Parent ADRs representing, in the aggregate, the whole number of Parent ADSs that such holder has the right to receive pursuant to Section 3.01(c) (after taking into account all shares of Company Virginia Sub Common Stock held by such holder immediately prior to the Effective Time), (C) any dividends or distributions payable pursuant to Section 3.02(d) and (D) cash in lieu of fractional Parent ADSs payable pursuant to Section 3.02(f), and the Company Virginia Sub Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Virginia Sub Common Stock, which is not registered in the transfer records of the Company, payment of the Common Stock Merger Consideration, any dividends or distributions payable pursuant to Section 3.02(d) and any cash in lieu of fractional Parent ADSs payable pursuant to Section 3.02(f) may be made to a Person other than the Person in whose name the Company Virginia Sub Certificate so surrendered is registered if such Company Virginia Sub Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.02(c)(i), each Company Virginia Sub Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d). No interest shall be paid or will accrue on any payment to holders of Company Virginia Sub Certificates pursuant to the provisions of this Article III.

(ii) Any other provision of this Agreement notwithstanding, any holder of Company Virginia Sub Book-Entry Shares shall not be required to deliver a Company Virginia Sub Certificate or an executed letter of transmittal to the Exchange Agent to receive the Common Stock Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one or more Company Virginia Sub Book-Entry Shares whose shares of Company Virginia Sub Common Stock were converted into the right to receive the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d) shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time (A) the amount of cash to which such holder is entitled pursuant to Section 3.01(c), (B) Parent ADRs (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of Parent ADSs that such holder has the right to receive pursuant to Section 3.01(c) (after taking into account all shares of Company Virginia Sub Common Stock held by such holder immediately prior to the Effective Time), (C) any dividends or distributions payable pursuant to Section 3.02(d) and (D) cash in lieu of fractional Parent ADSs payable pursuant to Section 3.02(f), and the Company Virginia Sub Book-Entry Shares of such holder shall forthwith be canceled.

(d) Distributions with Respect to Unexchanged Shares.

(i) No dividends or other distributions with respect to Parent ADSs with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Virginia Sub Certificate with respect to the Parent ADSs, that the holder thereof has the right to receive upon the surrender thereof, and no cash in lieu of fractional Parent ADSs shall be paid to any such holder pursuant to Section 3.02(f), in each case until the holder of such Company Virginia Sub Certificate shall have surrendered such Company Virginia Sub Certificate in accordance with this Article III. Following the surrender of any Company Virginia Sub Certificate, there shall be paid to the record holder of the certificate representing whole shares of Parent ADSs issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent ADSs and the amount of any cash payable in lieu of fractional Parent ADSs to which such holder is entitled pursuant to Section 3.02(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent ADSs.

(ii) Holders of Company Virginia Sub Book-Entry Shares who are entitled to receive Parent ADSs under this Article III shall be paid (A) at the time of payment of such Parent ADSs by the Exchange Agent under

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Section 3.02(c), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent ADSs and the amount of any cash payable in lieu of fractional Parent ADSs to which such holder is entitled pursuant to Section 3.02(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 3.02(c) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 3.02(c) payable with respect to such Parent ADSs.

(e) No Further Ownership Rights in Company Common Stock.  The Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d) paid upon the surrender of Company Virginia Sub Certificates (or automatically, in the case of Company Virginia Sub Book-Entry Shares) in accordance with the terms of this Article III shall be deemed, when paid in full, to have been paid in full satisfaction of all rights pertaining to the shares of Company Virginia Sub Common Stock formerly represented by such Company Virginia Sub Certificates or such Company Virginia Sub Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Company Common Stock or Company Virginia Sub Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Company Virginia Sub Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Virginia Sub Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of and exchanged as provided in this Article III.

(f) No Fractional Shares.  No certificates or scrip representing fractional Parent ADSs or book-entry credit of fractional Parent ADSs shall be issued upon the surrender for exchange of Company Virginia Sub Certificates or upon conversion of the Company Virginia Sub Book-Entry Shares, no dividends or other distributions of Parent shall relate to such fractional Parent ADSs and such fractional Parent ADSs shall not entitle the owner thereof to any rights of a holder of Parent ADSs. Each holder of Company Virginia Sub Common Stock who otherwise would have been entitled to fractional Parent ADSs shall receive in lieu thereof cash equal to the product obtained by multiplying (A) the fractional Parent ADSs to which such holder (after taking into account all shares of Company Virginia Sub Common Stock formerly represented by all Company Virginia Sub Certificates surrendered by such holder and all of such holder’s Company Virginia Sub Book-Entry Shares) would otherwise be entitled by (B) the Parent Closing Price.

(g) Termination of the Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of the Company Virginia Sub Certificates for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Company Virginia Sub Certificates who have not theretofore complied with this Article III shall, subject to any abandoned property, escheat or similar Law, thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d) in accordance with this Article III.

(h) No Liability.  None of Parent, HoldCo, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Parent ADRs or other cash distributions from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Company Virginia Sub Certificate shall not have been surrendered prior to four years after the Effective Time (or immediately prior to such earlier date on which any Common Stock Merger Consideration (and any dividends or other distributions payable with respect to Parent ADSs pursuant to Section 3.02(d) would otherwise escheat to or become the property of any international, national, regional, state, local or other government, any court, administrative, regulatory or other governmental agency, commission or authority (each, a “Governmental Entity”)), any such Common Stock Merger Consideration (and any dividends or other distributions payable with respect to Parent ADSs pursuant to Section 3.02(d)) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund.  The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to and be income

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of Parent. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. In no event shall any loss resulting from any such investment affect Parent’s obligations under this Agreement, including the payment of any amounts required to be paid pursuant to this Article III and Section 6.05.

(j) Lost Certificates.  If any Company Virginia Sub Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Virginia Sub Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Company Virginia Sub Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Company Virginia Sub Certificate the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d) pursuant to this Article III.

(k) Withholding Rights.  Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, which in the case of any Company Options, Company RSUs and Company Stock-Based Awards shall be in accordance with the provisions of Section 6.05 and in the case of any Company Restricted Stock, shall be satisfied by withholding proportionately from the Common Stock Share Consideration and Common Stock Cash Consideration otherwise payable to the holder of such Company Restricted Stock in respect of such Company Restricted Stock, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Virginia Sub Certificates in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.01.  Representations and Warranties of the Company.  Except as disclosed in the Company SEC Documents filed by the Company and publicly available since January 1, 2009, but prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosures in the “forward-looking statements” section and any other forward-looking disclosures included in the Company SEC Documents to the extent they are non-specific and cautionary), and except as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other Section or subsection of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and HoldCo as follows:

(a) Organization, Standing and Corporate Power.  The Company and each of its Subsidiaries has been duly organized, is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite corporate power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except with respect to its Subsidiaries, where the failure to have such governmental licenses, permits, authorizations or approvals or to be so organized, existing and in good standing, or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the

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ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate”) and the Company Bylaws, and the comparable organizational documents of each Significant Subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) (a “Significant Subsidiary”), in each case as amended to the date hereof. The Company Certificate and the Company Bylaws so delivered are in full force and effect and the Company is not in violation of the Company Certificate or Company Bylaws.

(b) Subsidiaries.  Section 4.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) each Significant Subsidiary of the Company (including its jurisdiction of incorporation or formation) and (ii) each other Subsidiary of the Company. All of the outstanding capital stock of, or other equity interests in, each Significant Subsidiary of the Company, are directly or indirectly owned by the Company. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary owned by the Company have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except for the Subsidiaries of the Company, the Company does not own, directly or indirectly, as of the date of this Agreement, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

(c) Capital Structure; Indebtedness.  As of the date of this Agreement, the authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock and 40,000,010 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on May 31, 2010:

(i) 122,875,752 shares of Company Common Stock were issued and outstanding (which number includes 186,600 shares of Company Restricted Stock;

(ii) 12,015,271 shares of Company Common Stock were reserved and available for issuance upon or otherwise deliverable in connection with the grant, exercise and/or settlement of equity-based awards pursuant to the Company Stock Plans, of which (A) 11,247,463 shares of Company Common Stock were subject to outstanding Company Stock Options, (B) 506,481 shares of Company Common Stock were subject to outstanding stock units denominated in shares of Company Common Stock granted to, or held in a deferral account for the benefit of, any Company Personnel under any Company Stock Plan that were unsettled immediately prior to the Effective Time (“Company RSUs”) and (C) 261,327 shares of Company Common Stock were subject to outstanding Company Stock-Based Awards (other than Company Stock Options and Company RSUs) at the target performance level;

(iii) no shares of Company Common Stock were held by the Company as treasury shares or by any wholly-owned Subsidiary of the Company;

(iv) no shares of Company Preferred Stock were issued or outstanding or were held by the Company as treasury shares;

(v) except as set forth above in this Section 4.01(c) or as expressly permitted by Section 5.01(a), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any Subsidiary of the Company, (C) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any Subsidiary of the Company or (D) any Company Stock-Based Awards and (y) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise

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acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. All outstanding Company Stock Options, Company RSUs, Company Restricted Stock and other Company Stock-Based Awards are evidenced by stock option agreements, restricted stock agreements or other award agreements. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Options, Company RSUs, Company Restricted Stock or other Company Stock-Based Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, Notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of the Company may vote. Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any such securities; and

(vi) as of the date of this Agreement, the only principal amount of outstanding indebtedness for borrowed money of the Company and its Subsidiaries (not including intercompany indebtedness or operating leases) is (A) $325,000,000 of an Asset Based Revolving Credit Facility under the Company’s First Amendment to Revolving Credit Facility Agreement, dated as of October 12, 2009, as amended (of which no amounts were withdrawn by the Company), (B) $600,000,000 in principal amount of the Company’s 7.75% Senior Notes due November 15, 2016, issued under the Indenture, and (C) $9,665,632 of capital leases.

(d) Authority.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Parent Voting Agreements and, subject to receipt of the Company Stockholder Approval and to the adoption of the Reincorporation Plan of Merger and the Plan of Merger by the Company in its capacity as the sole stockholder of Company Virginia Sub, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Parent Voting Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the Parent Voting Agreements or to consummate the transactions contemplated by this Agreement (other than the receipt of the Company Stockholder Approval and the adoption of the Reincorporation Plan of Merger and the Plan of Merger by the Company in its capacity as the sole stockholder of Company Virginia Sub) or any of the Parent Voting Agreements. This Agreement and the Parent Voting Agreements have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company at a duly held meeting has, by unanimous vote of all of the directors, (A) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (B) approved the execution, delivery and performance of this Agreement and the consummation of the Mergers upon the terms and conditions set forth in this Agreement, (C) directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement, (D) subject to Section 5.02, resolved to recommend that the stockholders of the Company adopt this Agreement (the “Company Recommendation”) at the Company Stockholders’ Meeting and (E) approved this Agreement, the Parent Voting Agreements and the Mergers for purposes of Section 203 of the DGCL.

(e) Noncontravention.  The execution and delivery of this Agreement and the Parent Voting Agreements by the Company do not, and the consummation by the Company of the Mergers and the other transactions contemplated by this Agreement and the Parent Voting Agreements and compliance by the Company with the provisions of this Agreement and the Parent Voting Agreements will not, conflict with, or

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result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, rights or assets of the Company or any of its Subsidiaries under, (i) subject to receipt of the Company Stockholder Approval and the adoption of the Reincorporation Plan of Merger and the Plan of Merger by the Company in its capacity as the sole stockholder of Company Virginia Sub, the Company Certificate or the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, (ii) subject to receipt of the Company Approvals, any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, distribution agreement or other contract, agreement, obligation, commitment or instrument (each, including all amendments thereto, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties, rights or assets is subject or (iii) subject to the receipt of the Company Stockholder Approval, receipt of the approvals or expiration of applicable waiting periods in respect of the Company Approvals and the adoption of the Reincorporation Plan of Merger and the Plan of Merger by the Company in its capacity as the sole stockholder of Company Virginia Sub, any (A) statute, law (including common law), ordinance, code, rule, regulation or directive (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company, or any of its Subsidiaries or any of its properties, rights or assets or (B) order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Entity (each, an “Order”) applicable to the Company or any of its Subsidiaries or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity or any Self-Regulatory Organization is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Parent Voting Agreements by the Company or the consummation of the Mergers or the other transactions contemplated by this Agreement and the Parent Voting Agreements, except for (1) (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSRAct”) and the expiration or termination of the waiting period applicable thereunder, and (B) the receipt, termination or expiration, as applicable, of approvals or waiting periods required under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen), the Spanish Defense of Competition Law (Ley 15/2007, de 3 de julio, de Defensa de la Competencia) and any other applicable Antitrust Law, (2) applicable requirements of the Securities Act of 1933, as amended (including all rules and regulations promulgated thereunder, the “Securities Act”), the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), other applicable foreign securities laws, and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement, the Parent Voting Agreements and the transactions contemplated hereby and thereby, (3) the filings pursuant to Section 1.03 and Section 2.02, (4) any filings with and approvals of the NASDAQ Stock Market (the “NASDAQ”) and (5) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (the matters referred to in clauses (1) through (5), the “Company Approvals”).

(f) Company SEC Documents.

(i) The Company has timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed or furnished by the Company under the Exchange Act since October 6, 2009 (such documents, together with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). Each of the Company SEC Documents, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at the time of such filing, the requirements of the Securities Act and the Exchange Act applicable to such Company SEC Document, and

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none of the Company SEC Documents when filed or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including the related Notes) of the Company included in the Company SEC Documents (or incorporated therein by reference) complied at the time it was filed or, if amended, as of the date of such most recent amendment, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing or amendment, had been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the Notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except as disclosed, reflected or reserved against in the most recent audited balance sheet of the Company included in Company SEC Documents filed prior to the date of this Agreement (the “Filed Company SEC Documents”, and such balance sheet referred to above, including the Notes thereto, the “Company Balance Sheet”), neither the Company nor any of its Subsidiaries has any material liabilities or material obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) other than (A) liabilities or obligations incurred since December 31, 2009 in the ordinary course of business, (B) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (C) liabilities or obligations incurred pursuant to Contracts entered into after the date hereof not in violation of this Agreement and (D) liabilities or obligations incurred as contemplated or permitted by, or pursuant to, this Agreement or the Parent Voting Agreements or incurred with Parent’s prior written consent. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements or other Company SEC Documents. None of the Subsidiaries of the Company are, or have at any time since October 6, 2009 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(ii) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(iii) The Company has (A) designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its principal executive officer and principal financial officer; (B) designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (C) evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the

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end of the period covered by such report or amendment based on such evaluation; and (D) to the extent required by applicable Law, disclosed in such report or amendment any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(iv) During the two years prior to the date of this Agreement (A) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer or auditor of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

(g) Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement/Prospectus will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or HoldCo specifically for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

(h) Absence of Certain Changes or Events.  Since December 31, 2009, there has not been any Material Adverse Effect. Since December 31, 2009 through the date of this Agreement, except for those actions taken or committed to be taken that, if taken following entry by the Company into this Agreement, would not have been prohibited under Section 5.01(a), (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course, and (ii) there has not been any action taken or committed to be taken by the Company or any Subsidiary of the Company which, if taken following entry by the Company into this Agreement, would have required the consent of Parent pursuant to clauses (iii), (iv), (vi), (vii), (xii), (xiv), or (xv) of Section 5.01(a).

(i) Litigation.  There are no actions, suits, claims, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether formal or informal, civil, criminal, administrative or otherwise) (“Actions”) (a) pending or (b) to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Company, in their capacity as such, except, in each case of clauses (a) and (b), for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect. To the Knowledge of the Company, there are no formal or informal governmental inquiries or investigations, in each case regarding accounting or disclosure practices of the Company or any of its Subsidiaries, compliance by the Company or any of its Subsidiaries with any Law or any malfeasance by any officer of the Company or any of its Subsidiaries, except, in each case, for those that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Material Adverse Effect.

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(j) Specified Contracts.

(i) For purposes of this Agreement, a “Specified Contract” shall mean:

(A) Any Contract that is a “material contract” within the meaning of Item 601(b)(4), (9) and (10) of Regulation S-K of the SEC to be performed after the date hereof or with liabilities or obligations after the date hereof;

(B) Any Contract relating to third-party indebtedness for borrowed money or any third party financial guaranty in excess of $1,000,000;

(C) Any Contract (other than customary agency, sales representative and distribution agreements entered into in the ordinary course of business) containing covenants of the Company or any of its Subsidiaries (x) not to compete (or otherwise materially restrict or limit the ability of the Company or any of its Subsidiaries to compete) in any material line of business or material geographic area, or (y) materially limiting the Company or any of its Subsidiaries from developing or commercializing any compounds, any therapeutic area, class of drugs or mechanism of action, in each case, other than Contracts that expire or are terminable or cancelable without penalty by the Company or its Subsidiaries (i) in the case of any such Contract to the extent that the provisions thereof govern the conduct of business outside of the United States and Canada, on or before the later of (x) December 31, 2011 and (y) the first anniversary of the date of such agreement and (ii) in the case of any such Contract to the extent that the provisions thereof govern the conduct of business within the United States or Canada, on or before December 31, 2012;

(D) Any Contract (other than purchase or sale orders in the ordinary course of business and other than Contracts that expire by their respective terms or may be terminated without penalty by the Company or its Subsidiaries (i) in the case of any such Contract to the extent that the provisions thereof govern the conduct of business outside of the United States and Canada, on or before the later of (x) December 31, 2011 and (y) the first anniversary of the date of such agreement and (ii) in the case of any such Contract to the extent that the provisions thereof govern the conduct of business within the United States or Canada, on or before December 31, 2012) under which the Company or any of its Subsidiaries (i) is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires future payments by or to the Company or any of its Subsidiaries in excess of $5,000,000 per annum (other than commitments pursuant to tenders outside the United States); (ii) has agreed to provide a third party payor of drug benefits that is a Governmental Entity, such as a State Medicaid agency, with certain discount pricing for products sold by the Company or any of its Subsidiaries (through offering rebates or other arrangements), where any such Contract involves an excess of $1,000,000 per annum in future payments to the Company or any of its Subsidiaries for products purchased by or for the beneficiaries of such programs; or (iii) has agreed to provide a group purchasing agent or similar agent or broker, whether a non-Governmental Entity or a Governmental Entity such as the GSA, with certain pricing for the products sold by the Company or any of its Subsidiaries, where any such Contract involves an excess of $1,000,000 per annum in payments to the Company or any of its Subsidiaries for products purchased by the participants or clients of any such organization or agents or broker;

(E) Any Contract pursuant to which the Company or any of its Subsidiaries has entered into a partnership or joint venture with any other Person (other than the Company or any of its Subsidiaries) that is material to the business and operations of the Company and its Subsidiaries, taken as a whole; and

(F) Any Contract relating to Intellectual Property that is material to the business and operations of the Company and its Subsidiaries, taken as a whole other than (x) “off-the-shelf,” commercially available, non-exclusive software licenses that do not require payments by the Company or any Subsidiary in excess of $1,000,000 per year, (y) standard non-exclusive licenses to customers in the ordinary course of business or (z) licenses under which the payments are not reasonably expected to exceed $1,000,000 per year.

(ii) Section 4.01(j) of the Company Disclosure Letter sets forth a list of all Specified Contracts as of the date of this Agreement that have not been filed or incorporated by reference in the Company SEC Documents

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filed prior to the date hereof. Each such Specified Contract is valid and in full force and effect and enforceable in accordance with its respective terms, subject to the Bankruptcy and Equity Exception, except to the extent that (A) they have previously expired in accordance with their terms, (B) they have been terminated by the Company in the ordinary course of business or (C) the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company as of the date hereof, any counterparty to any Specified Contract of the type referred to in clause (i)(A) of this Section 4.01(j), has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Specified Contract of the type referred to in clause (i)(A) of this Section 4.01(j), except in each case for those violations and defaults which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, no party to any Specified Contract of the type referred to in clause (i)(A) of this Section 4.01(j) has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Specified Contract of the type referred to in clause (i)(A) of this Section 4.01(j) and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to any Specified Contract of the type referred to in clause (i)(A) of this Section 4.01(j), has repudiated in writing any material provision thereof.

(k) Compliance with Laws; Environmental Matters; Health Care Matters.

(i) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

(A) each of the Company and its Subsidiaries is and has been since January 1, 2007 in compliance with all Laws and Orders applicable to it, its properties, rights or assets or its business or operations;

(B) the Company and each of its Subsidiaries currently (1) has in full force and effect all approvals, authorizations, certificates, registrations, listings, filings, franchises, licenses, exemptions, notices and permits of or with all Governmental Entities (collectively, “Permits”), including Permits under Environmental Laws and Permits under Health Care Laws, necessary to lawfully own, lease and operate its respective properties and other assets and to carry on its respective business and operations as currently conducted and as were conducted through the most recently completed fiscal year; (2) operates and operated in compliance with the terms and conditions of such Permits; (3) there has occurred no default under, or violation of, any such Permit; and (4) neither the Company nor any of its Subsidiaries has received any written notice that any such Permit will be revoked, will not be renewed, or will be modified on terms more burdensome than currently applicable;

(C) since January 1, 2007, all applications, submissions, information and data utilized by the Company and each of its Subsidiaries as the basis for, or submitted by or, to the Knowledge of the Company, on behalf of the Company or any of its Subsidiaries in connection with any and all requests for a Permit relating to the Company or any of its Subsidiaries, and any of their respective businesses, products and services, when submitted to the FDA or any other Governmental Entity, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such applications, submissions, information and data required under applicable Laws that are due have been submitted to the FDA or other Governmental Entity;

(D) assuming compliance with or receipt of the approvals or expiration of applicable waiting periods in respect of the Company Approvals, (i) the consummation of the Mergers would not cause the revocation, modification or cancellation of any Permit relating to the Company or any of its Subsidiaries, and (ii) no authorization, consent, approval, registration, listing, license, exemption of or filing with any Governmental Entity (an “Approval”) under any applicable Law currently in effect, is required in connection with the consummation of the Mergers or with the ability of the Surviving Corporation to maintain the businesses and operations of the Company and its Subsidiaries immediately following the consummation of the Mergers as currently conducted and as were conducted through the most recently completed fiscal year;

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(E) (1) neither the Company nor any of its Subsidiaries has Released any Hazardous Materials in, on, under, from or affecting any properties or facilities currently or formerly owned, leased or operated by the Company or any of its Subsidiaries and (2) to the Knowledge of the Company, there have been no other Releases of Hazardous Materials and Hazardous Materials are not otherwise present, in, on, under, from or affecting any such properties or facilities, which in either (1) or (2) above would subject the Company or any of its Subsidiaries to any liability under any Environmental Law, require any expenditure by the Company or any of its Subsidiaries, or adversely affect any current or planned operations of the Company or any of its Subsidiaries at any such properties or facilities;

(F) none of the Company or its Subsidiaries has Released or, to the Knowledge of the Company is responsible for, Hazardous Materials at any other location which would subject the Company or any of its Subsidiaries to any liability under Environmental Law or require any expenditure by the Company or any of its Subsidiaries;

(G) neither the Company nor any of its Subsidiaries is subject to any indemnity obligation or other Contract with any Person relating to obligations or liabilities under Environmental Laws or with respect to Hazardous Materials; and

(H) neither the Company nor any of its Subsidiaries has received any written environmental claim, notice or request for information or is subject to any Order concerning any liability or alleged liability under, or any violation or alleged violation by, the Company or any of its Subsidiaries of any applicable Environmental Law.

(ii) As of the date hereof, the Company has made available to Parent copies of all material reports, assessments, audits, memoranda, and other documents in the possession or control of the Company or any of its Subsidiaries that contain material information concerning any violation of, liability under, or obligation concerning Environmental Laws or Hazardous Materials that would reasonably be expected to be material to the Company or any of its Subsidiaries.

It is agreed and understood that, any other provisions of this Agreement notwithstanding, the only representations and warranties with respect to Environmental Laws and Hazardous Materials in this Agreement are those contained in clauses (A), (B), (C), (D), (E), (F), (G) and (H) of this Section 4.01(k)(i) and those contained in Section 4.01(k)(ii).

(iii) To the Knowledge of the Company, (a) it is in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupt payments; and (b) since January 1, 2007, the Company has not been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by the Company of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupt payments.

(iv) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries follow reasonable commercial practices, to comply with applicable Laws to protect all patient-identifying confidential information, including as set forth in the Health Insurance Portability and Accountability Act of 1996, as amended from time to time, and all rules and regulations promulgated thereunder, and any similar state law or regulation.

(v) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, (x) since January 1, 2007, none of the Company, any of its Subsidiaries, any of its employees, or any agents or contractors (and to the extent employees of agents or contractors are performing services with respect to the Company, employees of such agents or contractors) is or has been, as applicable, a Debarred Entity or Individual, an Excluded Entity or Individual or a Convicted Entity or Individual, and (y) since January 1, 2007, neither the Company, nor any of its Subsidiaries or employees, nor, to the Knowledge of the Company, or to the extent of services being performed on behalf of the Company, any agents or contractors (and to the extent employees of agents or contractors are performing services with respect to the Company, employees of such agents or contractors), has engaged in any conduct

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that has resulted, or would reasonably be expected to result in, any of the foregoing becoming a Debarred Entity or Debarred Individual, an Excluded Entity or an Excluded Individual, or a Convicted Entity or a Convicted Individual, and (z) to the Knowledge of the Company, none of the Company, any of its Subsidiaries or employees or any agents or contractors (and to the extent any employees of agents or contractors are performing services with respect to the Company, employees of such agents or contractors) is the subject of a pending investigation or proceeding that could lead to such party becoming, as applicable, a Debarred Entity or Individual, an Excluded Entity or Individual or a Convicted Entity or Individual. For purposes of this Agreement, the following definitions shall apply:

(A) A “Debarred Individual” is an individual who has been debarred, excluded, terminated or suspended, or received notice of any proceeding to debar, exclude, terminate or suspend from participation: (i) pursuant to 21 U.S.C. § 335a or any similar federal or state law or regulation, or from providing services in any capacity to a Person that has an approved or pending drug or device product application or; (ii) in, the health insurance program administered under Title XVIII of the Social Security Act (“Medicare”), any state program for medical assistance administered under Title XIX of the Social Security Act (“Medicaid”), any other federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)), any other state sponsored reimbursement program, or any other health insurance program operated or maintained by a third party payor (each such program, a “Medical Reimbursement Program”).

(B) A “Debarred Entity” is a corporation, partnership, association or other entity that has been debarred, excluded, terminated or suspended, or received notice of any proceeding to debar, exclude, terminate or suspend from participation: (i) pursuant to 21 U.S.C. § 335a or any similar state law or regulation, or from submitting or assisting in the submission of any abbreviated drug application, or a subsidiary or affiliate of a Debarred Entity; or (ii) in any Medical Reimbursement Program.

(C) An “Excluded Individual” or “Excluded Entity” is (i) an individual or entity, as applicable, that has been excluded, debarred, terminated or suspended, or received notice of any proceeding to debar, exclude, terminate or suspend from participation, or is otherwise ineligible to participate in any Medical Reimbursement Program, or (ii) is an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in, or received notice of any proceeding to debar, exclude, terminate or suspend from participation, or is otherwise ineligible to participate in, federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration (“GSA”).

(D) A “Convicted Individual” or “Convicted Entity” is an individual or entity, as applicable, who has been convicted of a criminal offense that falls within the ambit of 42 U.S.C. § 1320a — 7(a) or any similar federal or state law or regulation, but has not yet been excluded, debarred, suspended or otherwise declared ineligible.

(vi) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, since January 1, 2007, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any individual employed or engaged by the Company or any of its Subsidiaries, has: (A) made or presented or caused to be made or presented any claim for reimbursement for services provided under any Medical Reimbursement Program for any item or service, that it knew was false, fraudulent or otherwise violative of any of 42 U.S.C. §§ 1307, 1320a-7, 1320a-7a, 1320a-7b and 1395nn; the False Claims Act (31 U.S.C. § 3729 et seq.); the False Statements Act (18 U.S.C. § 1001); the Program Fraud Civil Penalties Act (31 U.S.C. § 3801 et seq.); the anti-fraud and abuse provisions of the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. § 1347, 18 U.S.C. § 669, 18 U.S.C. § 1035, 18 U.S.C. § 1518, 42 U.S.C. § 1395i-3(b)(3)(B), 42 U.S.C. § 1396r(b)(3)(B)) and the corresponding fraud and abuse, false claims and anti-self-referral Laws of any other Governmental Entity (each, a “Health Fraud Law”); (B) knowingly and willfully made or caused to be made a false statement or representation of fact in any application for any benefit or payment under any Medical Reimbursement Program; (C) knowingly and willfully made or caused to be made a false statement or representation of fact used in determining rights to any benefit or payment under any Medical Reimbursement Program; or (D) knowingly and willfully offered, paid,

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solicited or received, or caused or authorized its agents or employees to offer, pay, solicit or receive, any remuneration (x) in return for referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by any third party payor, (y) in return for purchasing, leasing or ordering or arranging for or recommending the purchasing, leasing or ordering of any good, service, or item for which payment may be made in whole or in part by any third party payor, or (z) in violation of any Health Fraud Law (including any kickback, bribe or rebate).

(vii) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, since January 1, 2007, no pharmaceutical, blood or plasma product manufactured or processed by the Company or any Subsidiary has been recalled, suspended, or discontinued as a result of any Action by the FDA or any other Governmental Entity, and neither the Company nor any of its Subsidiaries has received written notice from the FDA or any other Governmental Entity that it has commenced, or threatened to initiate, any Action to withdraw approval, place sales or marketing restrictions on or request the recall of any such product, or that it has commenced, or threatened to initiate, any Action to enjoin or place restrictions on the production of any such product.

(viii) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, no investigation or review (other than routine inspections by a Governmental Entity (other than the FDA) concerned with the safety, efficacy, reliability, manufacture, investigation, sale or marketing of pharmaceuticals or blood or plasma products, or with blood or plasma donation or procurement) by any Governmental Entity (other than the FDA) with respect to the Company or any Subsidiary is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity (other than the FDA) indicated an intention to conduct the same. No investigation or review (other than routine inspections) by the FDA with respect to the Company or any Subsidiary is pending or, to the Knowledge of the Company, threatened, nor has the FDA indicated an intention to conduct the same.

(l) Labor Relations and Other Employment Matters.

(i) Section 4.01(l)(i) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all holders of outstanding Company Stock Options, Company Restricted Stock, Company RSUs and all Company Stock-Based Awards (other than Company RSUs), indicating with respect to each such award the Company Stock Plan under which it was granted, the number of shares of Company Common Stock subject to such award (based on a deemed achievement of performance awards at target, if applicable), and the exercise price (if applicable) and whether vested or unvested (other than vested Company Restricted Stock).

(ii) The Company and its Subsidiaries have, whenever required by Law, duly informed and consulted each works’ council, or similar representative body, or otherwise satisfied in all material respects any applicable procedural and substantive requirements vis-à-vis any applicable works’ council or similar representative body, in connection with the entering into of this Agreement.

(iii) (A) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract or agreement with any labor organization, nor is any such Contract or agreement, as of the date of this Agreement, being negotiated or contemplated by the Company or any of its Subsidiaries, (B) there is no existing union or, to the Knowledge of the Company, as of the date of this Agreement, attempt by organized labor to cause the Company or any of its Subsidiaries to recognize any union or collective bargaining representative, and, to the Knowledge of the Company, no organizational effort is, as of the date of this Agreement, being made or threatened on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries, (C) there are, and since January 1, 2007 have been, no material work stoppages, strikes, slowdowns, warning strikes or other disruptions by employees of the Company or any of its Subsidiaries except for such events that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect, and (D) neither the Company nor any of its Subsidiaries is, or since January 1, 2007 has been, in violation of any applicable U.S. or foreign labor Laws, except for those violations that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.

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(iv) Except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have complied with collective bargaining agreements and works agreements and all Laws, agreements, contracts, policies, plans and programs pertaining to the engagement or termination of services of employees, officers, directors or consultants, including all such Laws relating to terms and conditions of employment, labor relations, wages and hours, compensation, benefits, equal employment opportunities, fair employment practices, immigration, prohibited discrimination or distinction, employment and reemployment rights of members of the uniformed services and occupational safety and health. The Company and its Subsidiaries have not closed any plant or facility or effectuated any layoffs of employees within the past three years without complying with all relevant laws, including the Worker Adjustment and Retraining Notification Act (together with any similar state or local statute, rule or regulation, “WARN”), nor has any such closure or layoff been planned or announced for the future, except as individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any governmental authorities or agencies relating to employees or employment practices, except as individually or in the aggregate have not had and would not reasonably be expected to result in any material liability to the Company and its Subsidiaries.

(v) Except as, individually or in the aggregate, have not had, and would not reasonably be expected to result in any material liability to the Company and its Subsidiaries, each individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or its Subsidiaries is not an employee under applicable Law or for any purpose including for Tax withholding purposes or Company Benefit Plan purposes. Except as, individually or in the aggregate, have not had, and would not reasonably be expected to result in any material liability to the Company and its Subsidiaries, the Company and its Subsidiaries have no liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company Benefit Plan. Except as, individually or in the aggregate, have not had, and would not reasonably be expected to result in any material liability of the Company and its Subsidiaries, each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “nonexempt” under applicable Law.

(m) ERISA Compliance.

(i) Section 4.01(m)(i) of the Company Disclosure Letter contains a complete and accurate list of each material Company Benefit Plan. For the purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) including multiemployer plans within the meaning of Section 3(37) of ERISA) and all employment, employee loan, collective bargaining, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, stock unit, “phantom” stock, retirement, savings, stock bonus, paid time off, fringe benefit, vacation, severance, retention, change in control, and all other employee benefit plans, programs, policies or Contracts sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or their respective ERISA Affiliates (exclusive of any such plan, program, policy or Contract mandated by and maintained solely pursuant to applicable law), in each case providing benefits to any Company Personnel or under which the Company or any of its Subsidiaries or their respective ERISA Affiliates otherwise have, or had within the past six years, any material obligations or liabilities. Each Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) is sometimes referred to herein as a “Company Pension Plan” and each Company Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) is sometimes referred to herein as a “Company Welfare Plan.”

(ii) The Company has provided or otherwise made available to Parent current, complete and accurate copies of (A) each Company Benefit Plan (including any amendments thereto) (or, with respect to any unwritten Company Benefit Plans, complete and accurate descriptions thereof), (B) for the two most recent years (1) annual reports on Form 5500 filed with the Internal Revenue Service (the “IRS”) or any other Governmental Entity with respect to each Company Benefit Plan (if any such report was required) and all

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schedules and attachments thereto, (2) audited financial statements, and (3) actuarial valuation reports, (C) the most recent summary plan description for each Company Benefit Plan, (D) each trust Contract and insurance or group annuity Contract relating to any Company Benefit Plan and (E) the most recent IRS determination letter, to the extent applicable, other than, in the case of clauses (B), (D) and (E), with respect to any Foreign Company Plan.

(iii) Except as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect, each Company Benefit Plan (other than the Foreign Company Plans) has been administered in accordance with its terms. Except as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect, the Company, its Subsidiaries and all the Company Benefit Plans (other than the Foreign Company Plans) are in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, and the terms of all collective bargaining Contracts.

(iv) All Company Pension Plans intended to be qualified within the meaning of Section 401(a) of the Code have received favorable determination letters from the IRS, to the effect that such Company Pension Plans and the related trusts are so qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked, nor has revocation been threatened, and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter relating to any such Company Pension Plan that could reasonably be expected to adversely affect the qualification of such Company Pension Plan or the related trust.

(v) None of the Company, its Subsidiaries, any of their respective ERISA Affiliates or any of their respective predecessors has ever, during the past six years, contributed to, contributes to, has ever, during the past six years, been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.

(vi) With respect to each Company Benefit Plan (other than the Foreign Company Plans), except as, individually or in the aggregate, have not had, and would not reasonably be expected to result in any material liability to the Company and its Subsidiaries, (A) there has not occurred any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code); (B) none of the Company, its Subsidiaries, any of their respective ERISA Affiliates, has made any binding promises or binding commitments to create any additional Company Benefit Plan or to modify or change in any material way any existing Company Benefit Plan; (C) all payments required to be made to any Company Benefit Plan with respect to all prior periods have been made or provided for by the Company or its Subsidiaries or their respective ERISA Affiliates in accordance with GAAP and, except as individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, all payments required by each Company Benefit Plan, any collective bargaining agreement or other agreement or by Law (including all contributions, insurance premiums or intercompany charge) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries or their respective ERISA Affiliates in accordance with the provisions of each Company Benefit Plan and applicable Law; (D) no proceeding has been threatened, asserted, instituted or, to the Knowledge of the Company, is anticipated against any of the Company Benefit Plans (other than non-material routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, the Company or its Subsidiaries or any of their respective ERISA Affiliates, any employee, officer, director, stockholder or, to the Knowledge of the Company, other service provider of the Company or its Subsidiaries (whether current, former or retired), or any of the assets of any trust of any of the Company Benefit Plans; and (E) no Company Benefit Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty;

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(vii) No Company Benefit Plan provides post-retirement health and welfare benefits to any current or former employee of the Company or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.

(viii) With respect to each Company Benefit Plan that is mandated by a government other than the United States or subject to the Laws of a jurisdiction outside of the United States (each, a “Foreign Company Plan”), except as, individually or in the aggregate, have not had, and would not reasonably be expected to result in any material liability of the Company and its Subsidiaries, the fair market value of the assets of each funded Foreign Company Plan, the liability of each insurer for any Foreign Company Plan funded through insurance or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Company Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Plan. Except as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect, each Foreign Company Plan has been maintained and operated in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment.

(ix) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in conjunction with any other event, including as a result of any termination of employment on or following the date hereof) will (A) entitle any Company Personnel to severance or termination pay, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (C) result in any breach or violation of, or a default under, any Company Benefit Plan or (D) result in payments under any Company Benefit Plan that would not be deductible under Section 280G of the Code or that would be subject to the excise tax under Section 4999 of the Code.

(x) Each Company Stock Option has been granted with an exercise price per share equal to or greater than the per share fair market value (as such term is used in Code Section 409A and the guidance and regulations issued thereunder) of Company Common Stock underlying such Company Stock Option on the grant date thereof and no such Company Stock Option has been extended, amended or repriced since the date of grant in a manner that (i) violates Section 409A of the Code, (ii) except as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, violates applicable Law or (iii) that has not been accurately reflected in all material respects on the Company’s financial statements.

(xi) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance with Section 409A of the Code and the regulations and guidance issued thereunder. No equity grant awarded by the Company has any feature for the deferral of compensation that could render the grant subject to Section 409A of the Code.

(n) No Gross Ups.  No Company Personnel is entitled to receive any additional payment from the Company or any of its Subsidiaries or the Surviving Corporation by reason of any Taxes imposed by Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has the obligation to indemnify, hold harmless or gross-up any individual with respect to any penalty tax or interest under Section 409A of the Code.

(o) Taxes.  Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

(i) The Company and each of its Subsidiaries have (a) timely filed (or had timely filed on their behalf) with the appropriate Taxing Authority all Tax Returns required to be filed by them (giving effect to all extensions), and all such Tax Returns are true, correct and complete and (b) timely paid (or had timely paid on their behalf) all Taxes, whether or not reflected on a Tax Return, required to have been paid

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by them. The most recent financial statements contained in the Company SEC Documents reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income), in accordance with GAAP, for all Taxes, whether or not yet due and payable, of the Company and each of its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(ii) There are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established.

(iii) To the Knowledge of the Company, the Company and each of its Subsidiaries have complied with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes in connection with amounts paid or owing to any employee, former employee or independent contractor) and have duly and timely withheld and have paid over to the appropriate Taxing Authorities all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(iv) No federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received a written notice of any material pending or proposed claims, audits or proceedings with respect to Taxes.

(v) None of the Company or any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed, and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of the Company or any of its Subsidiaries.

(vi) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) or any ruling with respect to Taxes has been entered into by or with respect to the Company or any of its Subsidiaries, in each case, that will bind the Company or any of its Subsidiaries for any taxable period after the Closing.

(vii) None of the Company or any of its Subsidiaries is party to or bound by or currently has any liability under any agreement providing for the allocation, sharing or indemnification of Taxes.

(viii) None of the Company or any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only the Company and/or any of its Subsidiaries) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year.

(ix) None of the Company or any of its Subsidiaries has received any written notice of deficiency or assessment from any Taxing Authority for any amount of Tax that has not been fully settled or satisfied.

(x) None of the Company or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Effective Time) or which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.

(xi) None of the Company or any of its Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that arose in a prior taxable period but was not recognized for Tax purposes in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code.

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(xii) None of the Company or any of its Subsidiaries has engaged in any transaction that could give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

(xiii) As used in this Agreement (A) “Tax” means all United States federal, state, local or foreign taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, imposed by the United States, or any state, county, local or foreign government or subdivision or agency thereof, and such term shall include any interest, penalties , fines, related liabilities or additions to tax attributable to such taxes, charges, fees, levies or other assessments; (B) “Taxing Authority” means any federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising Tax regulatory authority; and (C) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information and any amendments thereto. Any other provision of this Agreement notwithstanding, it is agreed that the only representations and warranties made by the Company in this Agreement in respect of Taxes are those contained in this Section 4.01(o) and Section 4.01(m).

(p) Title to Properties.

(i) Section 4.01(p)(i) of the Company Disclosure Letter sets forth a true and complete list of all real property owned by the Company and its Subsidiaries as of the date hereof (the “Owned Real Property”) identifying the owner and address thereof.

(ii) Section 4.01(p)(ii) of the Company Disclosure Letter sets forth a true and complete list of all leases or subleases of real property (the “Leases”) under which the Company or any of its Subsidiaries leases or subleases any real property or interests in real property as of the date hereof (the “Leased Real Property”; together with the Owned Real Property the “Real Property”), identifying the address thereof.

(iii) Except as had not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries has good, valid and marketable fee simple title to all of the Owned Real Property, and valid leasehold or subleasehold interests in all of the Leased Real Property, in each case free and clear of all Liens, except for Permitted Liens. The Company and each of its Subsidiaries has complied with the terms of all Leases, and all Leases are in full force and effect, enforceable in accordance with their terms against the Company or Subsidiary party thereto and, to the Knowledge of the Company as of the date hereof, the counterparties thereto, except for such failure to comply or be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Lease except for such defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect. No approval or consent is required from the other parties to the Leases or the holder of any superior interest to consummate the transactions contemplated by this Agreement except for such approvals or consents of which the failure to obtain, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. There are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, to use, occupy or purchase any of the Real Property except for such leases, subleases, licenses, occupancy agreements, options, rights, concessions or other arrangements to use, occupy or purchase that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, no condemnation proceeding is pending or threatened which would preclude or materially impair

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the use of any of the Real Property for the purpose to which it is currently put except for impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(q) Intellectual Property.

(i) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, either the Company or one of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, subject to any existing licenses or other grants of rights to third parties, all Intellectual Property used in their respective businesses as currently conducted and currently proposed to be conducted (collectively, the “Company Intellectual Property”) set forth on Section 4.01(q)(i) of the Company Disclosure Letter, free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any third party alleging infringement of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe any Intellectual Property rights of any third party, (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Company Intellectual Property, (iv) to the Knowledge of the Company, no third party is infringing any Company Intellectual Property, (v) all registrations and applications for Company Intellectual Property owned or controlled by the Company or any of its Subsidiaries in jurisdictions where the Company or any of its Subsidiaries are currently doing business are subsisting and unexpired, have not been abandoned or canceled, and, to the Knowledge of the Company, are valid and enforceable, and (vi) to the Knowledge of the Company, there are no ongoing interferences, oppositions, reissues, or reexaminations or other proceedings which could reasonably be expected to result in a loss or limitation of a patent right or claim involving any Company Intellectual Property. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, all Intellectual Property owned by the Company and its Subsidiaries is valid and enforceable and in full force and effect.

(ii) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not (i) result in the loss of, or otherwise adversely affect, any rights of the Company or its Subsidiaries in any Intellectual Property, (ii) grant or require the Company or its Subsidiaries to grant to any third party any rights with respect to any Intellectual Property of the Company or its Subsidiaries, (iii) subject the Company or any of its Subsidiaries to any increase in royalties or other payments in respect of any Intellectual Property, (iv) by the terms of any Contract to which the Company or any of its Subsidiaries is a party, diminish any royalties or other payments the Company or any of its Subsidiaries would otherwise be entitled to in respect of any Intellectual Property or (v) result in the breach or, by the terms of such Contract, termination of any agreement relating to the Company Intellectual Property.

(iii) The Company and its Subsidiaries take all reasonable actions to protect the Company Intellectual Property (including trade secrets and confidential information), and require all their employees who create or contribute to material proprietary Intellectual Property to assign all of their rights therein to the Company.

(iv) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries maintain and protect the integrity, security and operation of their software, networks, databases, systems and websites (and all information transmitted thereby or stored therein), and there have been no violations of same.

(r) Insurance.  Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, all material insurance policies maintained by the Company and its Subsidiaries, including fire and casualty, general liability, product liability, business interruption, directors and officers and other professional liability policies, are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law. Neither the Company nor any of its Subsidiaries is

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in material breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or lapse of time or both, would constitute such a breach or default, or permit a termination or modification of any of the material insurance policies of the Company and its Subsidiaries, except for breaches, defaults, terminations or modifications that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(s) Affiliated Transactions.  Since December 31, 2009, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and the Affiliates of the Company on the other hand (other than the Company’s Subsidiaries), that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

(t) Voting Requirements.  The affirmative vote of holders of a majority in voting power of the outstanding shares of Company Common Stock, voting together as a single class (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and to approve the Reincorporation Merger and the other transactions contemplated by this Agreement.

(u) State Takeover Laws; Company Certificate Provisions.  The Board of Directors of the Company has adopted resolutions sufficient to render inapplicable the restrictions on “business combinations” contained in Section 203 of the DGCL and the restrictions on “affiliated transactions” and “control share acquisitions” contained in Articles 14 and 14.1 of the VSCA to Parent and HoldCo, this Agreement, the Company Voting Agreement and the Mergers. No other state antitakeover statute or regulation, nor any takeover-related provision in the Company Certificate or Company Bylaws is applicable to parent or HoldCo, this Agreement, the Company Voting Agreement or the Mergers that would (i) prohibit or restrict the ability of the Company to perform its obligations under this Agreement or the Company Voting Agreement, any related agreement, the Reincorporation Plan of Merger, the Plan of Merger or the Certificate of Merger or its ability to consummate the Mergers or the other transactions contemplated hereby and thereby, (ii) have the effect of invalidating or voiding this Agreement or the Company Voting Agreement, or the Reincorporation Plan of Merger, the Plan of Merger or the Certificate of Merger, or any provision hereof or thereof, or (iii) subject Parent or HoldCo to any impediment or condition in connection with the exercise of any of its rights under this Agreement, the Company Voting Agreement, the Reincorporation Plan of Merger, the Plan of Merger or the Certificate of Merger.

(v) Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person (other than Morgan Stanley & Co. and Citigroup Global Markets Inc. and Natixis, S.A.) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the Persons to whom such fees are payable.

(w) Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Citigroup Global Markets Inc. to the effect that, subject to the limitations and qualifications contained therein and as of the date of such opinion, the consideration to be received in the Merger by the holders of Company Common Stock is fair, from a financial point of view, to such holders. The Company, solely for informational purposes, has provided to Parent a correct and complete copy of such opinion or, if such opinion has not been delivered to the Company’s Board of Directors in written form as of the execution of this Agreement, then the Company shall make a true, correct and complete copy of any such opinion received by it available to Parent promptly following its delivery to the Company’s Board of Directors in written form.

(x) Defeasance.  As of the date of this Agreement, no Default (as defined in the Indenture) or Event of Default (as defined in the Indenture) has occurred and is continuing (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit in connection with the Defeasance).

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(y) Company Virginia Sub.  As of the date of the Joinder and prior the Reincorporation Effective Time, all of the outstanding capital stock of Company Virginia Sub will be owned by the Company. Company Virginia Sub will be formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Reincorporation Effective Time will not engage in any activities other than in connection with or contemplated by the Joinder or this Agreement. Company Virginia Sub will have all requisite corporate power and authority to execute and deliver the Joinder and, subject to receipt of the Company Stockholder Approval and to the adoption of the Reincorporation Plan of Merger and the Plan of Merger by the Company in its capacity as the sole stockholder of Company Virginia Sub, to consummate the transactions contemplated hereby and by the Parent Voting Agreements. The execution and delivery of the Joinder by Company Virginia Sub and the consummation by Company Virginia Sub of the transactions contemplated hereby and by the Parent Voting Agreements will be duly authorized by all necessary corporate action on the part of Company Virginia Sub and no other corporate proceedings on the part of the Company will be, after such corporate action has been taken, necessary to authorize this Agreement or any of the Parent Voting Agreements or to consummate the transactions contemplated by this Agreement (other than the receipt of the Company Stockholder Approval and the adoption of the Reincorporation Plan of Merger and the Plan of Merger by the Company in its capacity as the sole stockholder of Company Virginia Sub) or any of the Parent Voting Agreements. The Joinder will be duly executed and delivered by Company Virginia Sub and, assuming the due authorization, execution and delivery by each of the other parties hereto (other than the Company), will constitute a legal, valid and binding obligation of Company Virginia Sub, enforceable against Company Virginia Sub in accordance with its terms, subject to Bankruptcy and Equity Exception.

(z) Noncontravention with Respect to Company Virginia Sub.  The execution and delivery of the Joinder by Company Virginia Sub will not, and the consummation by Company Virginia Sub of the Mergers and the other transactions contemplated by this Agreement and the Parent Voting Agreements and compliance by Company Virginia Sub with the provisions of this Agreement and the Parent Voting Agreements will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, rights or assets of Company Virginia Sub under, (i) subject to receipt of the Company Stockholder Approval and the adopting of the Reincorporation Plan of Merger and the Plan of Merger by the Company in its capacity as the sole stockholder of Company Virginia Sub, the Company Virginia Sub Articles or the Company Virginia Sub Bylaws or (ii) subject to receipt of the Company Stockholder Approval and the adopting of the Reincorporation Plan of Merger and the Plan of Merger by the Company in its capacity as the sole stockholder of Company Virginia Sub and the receipt of the approvals or expiration of the applicable waiting periods in respect of the Company Approvals, any (A) Law applicable to Company Virginia Sub or any of its properties, rights or assets or (B) Order applicable to Company Virginia Sub or its respective properties, rights or assets, other than, in the case of clause (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity or any Self-Regulatory Organization is required by or with respect to Company Virginia Sub in connection with the execution and delivery of the Joinder by Company Virginia Sub or the consummation of the Mergers or the other transactions contemplated by this Agreement and the Parent Voting Agreements, except for the Company Approvals and the filing of the articles of merger relating to the Reincorporation Merger with the Virginia State Corporation Commission.

(aa) No Reliance.  Any other provision of this Agreement notwithstanding, the Company acknowledges and agrees that (i) neither Parent, HoldCo nor any Person on behalf of Parent or HoldCo is making any representations or warranties whatsoever, express or implied, beyond those expressly made by Parent and HoldCo in this Agreement, in the corresponding Section of the Parent Disclosure Letter or in the Voting Agreements, and (ii) the Company has not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in this Agreement, in the corresponding Section of the Parent Disclosure Letter or in the Voting Agreements. Without limiting the generality of the foregoing, the Company acknowledges that no representations or

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warranties are made with respect to any projections, forecasts, estimates, budgets or information as to prospects with respect to Parent and its Subsidiaries that may have been made available to the Company or any of its Representatives.

Section 4.02.  Representations and Warranties of Parent and HoldCo.  Except as disclosed in the Parent CNMV Reports filed by Parent and publicly available since December 31, 2009, but prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosures in the “forward-looking statements” section and any other forward-looking disclosures included in the Parent CNMV Reports to the extent they are non-specific and cautionary), and except as set forth in the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that disclosure of any item in any section of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other Section or subsection of this Agreement to which the relevance of such item is reasonably apparent), Parent and HoldCo represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power.  Each of Parent and HoldCo is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority and possesses all governmental licenses, permits, authorizations and approvals necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to have such governmental licenses, permits, authorizations or approvals or to be so organized, existing and in good standing, or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and HoldCo is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to the date of this Agreement, complete and accurate copies of the Articles of Association of Parent (the “Parent Charter Documents”) and the Certificate of Incorporation and the Bylaws of HoldCo (collectively, the “HoldCo Charter Documents”), in each case as amended to the date hereof. The Parent Charter Documents and the HoldCo Charter Documents so delivered are in full force and effect and Parent is not in violation of the Parent Charter Documents and HoldCo is not in violation of the HoldCo Charter Documents.

(b) Capital Structure.  The authorized capital stock of HoldCo consists of 10,000 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding, all of which shares are owned beneficially and of record by Parent. As of the date of this Agreement, the authorized capital stock of Parent consists of 213,064,899 Parent Ordinary Shares. At the close of business on May 31, 2010:

(i) 213,064,899 Parent Ordinary Shares were issued and outstanding, of which 148,846 Parent Ordinary Shares are represented by 237,692 American Depository Receipts;

(ii) none of the Parent Ordinary Shares were subject to outstanding options to purchase or Parent’s obligation to issue Parent Ordinary Shares granted under Parent’s stock incentive plans and other employment arrangements; and

(iii) except as set forth above in this Section 4.02(b) or as expressly permitted by this Agreement, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of Parent, (B) any securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity securities of Parent, (C) any warrants, calls, options or other rights to acquire from Parent, or any obligation of Parent to issue, any shares of capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or (D) any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of Parent Ordinary Shares on a deferred basis or

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other rights that are linked to the value of Parent Ordinary Shares (clauses (A) through (D) collectively, “Parent Equity Securities”) and (y) there are not any outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such Parent Equity Securities. No bonds, debentures, Notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Parent may vote are issued or outstanding.

(c) Authority.

(i) Each of Parent and HoldCo has all requisite corporate power and authority to execute and deliver this Agreement and, in the case of Parent, the Voting Agreements and, subject to receipt of the Parent Stockholder Approval and to the adoption of the Plan of Merger by Parent as the sole stockholder of HoldCo, to consummate the transactions contemplated by this Agreement and the Voting Agreements. The execution and delivery of this Agreement and the Voting Agreements by Parent and the execution and delivery of this Agreement by HoldCo and the consummation by Parent and HoldCo of the transactions contemplated by this Agreement and the Voting Agreements, as applicable, have been duly authorized by all necessary corporate action on the part of Parent and HoldCo and no other corporate proceedings on the part of Parent or HoldCo are necessary to authorize this Agreement or any of the Voting Agreements or to consummate the transactions contemplated by this Agreement (other than the receipt of the Parent Stockholder Approval and the adoption of the Plan of Merger by Parent in its capacity as sole stockholder of HoldCo (which adoption Parent shall cause to occur as soon as reasonably practicable following the execution of this Agreement)) and the Voting Agreements. Each of this Agreement and the Voting Agreements has been duly executed and delivered by Parent and this Agreement has been duly executed and delivered by HoldCo and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and HoldCo, as applicable, enforceable against Parent and HoldCo, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The Board of Directors of Parent has unanimously, by resolutions duly adopted at a meeting duly called and held (A) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, (B) approved and adopted the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (C) directed that the proposal to obtain the Parent Stockholder Approval (including the adoption of the Capital Increase and the Parent By-Law Amendments) be submitted to the stockholders of Parent for their approval as promptly as practicable and (D) resolved to propose the adoption of the Parent Stockholder Approval (including the adoption of the Capital Increase and the Parent By-Law Amendments) by the stockholders of Parent (the “Parent Recommendation”) at the meeting of Parent stockholders to which the Parent Stockholder Approval is submitted (the “Parent Stockholders’ Meeting”), which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn in any way.

(iii) When delivered to the Depositary pursuant to Section 3.02 in connection with the Closing, each of the Parent Non-Voting Shares underlying the Parent ADRs required to be delivered as Common Stock Share Consideration pursuant to Section 3.01(c) and to be delivered pursuant to Section 6.05 will have been validly issued in accordance with all applicable Laws and the Parent Charter Documents, will be fully paid and nonassessable, will not subject the holders thereof to personal liability and will be free of restrictions on transfer imposed by Parent and will not be subject to preemptive rights.

(iv) As of the date hereof, the aggregate number of Parent Ordinary Shares held by the persons who have executed Parent Voting Agreements represents in the aggregate not less than 35.35% of the total voting power of the Parent Ordinary Shares outstanding.

(d) Noncontravention.  The execution and delivery of this Agreement and the Voting Agreements by Parent and this Agreement by HoldCo do not, and, the consummation by Parent and HoldCo of the Mergers and the other transactions contemplated by this Agreement and the Voting Agreements and compliance by Parent and HoldCo with the provisions of this Agreement and the Voting Agreements, as applicable, will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both)

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under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, rights or assets of Parent or HoldCo under (i) subject to the receipt of the Parent Stockholder Approval, the Parent Charter Documents or the HoldCo Charter Documents, (ii) any Contract to which Parent or any of its Subsidiaries (including HoldCo) is a party or any of their respective properties, rights or assets is subject or (iii) subject to the receipt of the Parent Stockholder Approval and the receipt of the approvals or expiration of applicable waiting periods in respect of the Parent Approvals, any Law or Order applicable to Parent or any of its Subsidiaries (including HoldCo) or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity or any Self-Regulatory Organization is required by or with respect to Parent or any of its Subsidiaries (including HoldCo) in connection with the execution and delivery of this Agreement or any of the Voting Agreements by Parent and HoldCo, as applicable, or the consummation by Parent and HoldCo of the Mergers or the other transactions contemplated by this Agreement and the Voting Agreements, as applicable, except for (1) (A) the filing of a premerger notification and report form by Parent under the HSR Act and the expiration or termination of the waiting period applicable thereunder and (B) the receipt, termination or expiration, as applicable, of approvals or waiting periods required under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen), the Spanish Defense of Competition Law (Ley 15/2007, de 3 de julio, de Defensa de la Competencia) and any other applicable Antitrust Law, (2) the filing with the SEC of (Y) the Form F-4 and (Z) such reports and filings under the Exchange Act, the Securities Act, and state securities and “blue sky” laws (including the filing of a Registration Statement on Form F-6 with respect to the Parent ADRs to be issued in connection with the Merger) as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (3) any filings with and approvals of any applicable stock exchange, (4) any filings required pursuant to applicable foreign securities laws, as may be required in connection with this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, (5) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (6) the filing of the articles of merger relating to the Reincorporation Merger with the Virginia State Corporation Commission, (7) the registration with and approval by the CNMV of the Spanish Prospectus, (8) the registration of the Parent Non-Voting Shares in the book-entry registry systems of the Spanish Settlement and Clearing System (Iberclear), (9) the listing of the Parent Non-Voting Shares in the Spanish Stock Exchanges/SIBE in accordance with applicable Law and all other filings with the CNMV and the Spanish Stock Exchanges/SIBE that are necessary for admission to listing of Parent Non-Voting Shares in the Spanish Stock Exchanges/SIBE, (10) the registration of the Deed of By-Law Amendments and the Deed of Capital Increase with the Commercial Registry as set forth in Section 6.02, and (11) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (the matters referred to in clauses (1) through (11), the “Parent Approvals”).

(e) Parent Reports.

(i) Parent has timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed by it with, made available through or furnished to, the CNMV since December 31, 2008 (such documents, the “Parent CNMV Reports”) and to the extent not publicly available, Parent has heretofore made available to the Company complete and correct copies of all such material reports, schedules, forms, statements and other documents required by applicable Law to be so filed. Each of the Parent CNMV Reports, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at the time of such filing, the requirements of the CNMV and Law applicable to such Parent CNMV Report and none of the Parent CNMV Reports, when filed or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file periodic reports with the CNMV.

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(ii) Parent has previously made available to the Company true and correct copies of (A) the consolidated balance sheet of Parent and its Subsidiaries for each of the fiscal years ended December 31, 2008 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for such periods and (B) the unaudited consolidated balance sheet of Parent and its Subsidiaries for the quarterly period ended March 31, 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for such period, in the case of the fiscal years ended 2008 and 2009, accompanied by the audit report of KPMG LLP, independent public accountants with respect to Parent (including the Notes thereto). Each of the financial statements referenced in clauses (A) and (B) above in this Section 4.02(e)(ii) and each of the other consolidated financial statements (including the related Notes) of Parent included (or incorporated by reference) in the Parent CNMV Reports (collectively, the “Parent Financial Statements”) fairly presents in all material respects the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to (1) in the case of unaudited financial statements included (or incorporated by reference) in any of the Parent CNMV Reports filed prior to the date hereof, normal year-end adjustments and other adjustments described therein, and (2) in the case of unaudited financial statements included (or incorporated by reference) in the Parent CNMV Reports filed after the date hereof, normal year-end adjustments as permitted by EU-IFRS and applicable Laws (including the rules and regulations of the Spanish Stock Exchanges/SIBE and the CNMV). Each of such Parent Financial Statements complied, as of the date of filing or, if amended, as of the date of such most recent amendment, in all material respects with applicable accounting requirements and with the applicable Laws (including the published rules and regulations of the Spanish Stock Exchanges/SIBE and the CNMV applicable thereto) and each of such Parent Financial Statements was prepared in accordance with EU-IFRS (except, in the case of unaudited statements, as permitted by the rules and regulations of the Spanish Stock Exchanges/SIBE and the CNMV), consistently applied during the periods and at the dates involved, except in each case as indicated therein. Except as reflected or reserved against in the most recent audited consolidated balance sheet of Parent included in the Parent Financial Statements, neither Parent nor any of its Subsidiaries has any material liabilities or material obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) other than (A) liabilities or obligations incurred since December 31, 2009 in the ordinary course of business, (B) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (C) liabilities or obligations incurred pursuant to Contracts entered into after the date hereof not in violation of this Agreement, and (D) liabilities or obligations incurred as contemplated or permitted by, or pursuant to, this Agreement or the Voting Agreements or incurred with the prior written consent of the Company. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements or the Parent CNMV Reports.

(iii) Each of the directors of Parent has made all certifications and responsibility statements required under applicable Laws (including Spanish Royal Decree 1362/2007 and the rules and regulations of the Spanish Stock Exchanges/SIBE and the CNMV) with respect to the CNMV Reports, and the statements contained in such certifications and responsibility statements are true and accurate.

(iv) The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with EU-IFRS and any other applicable Laws (including the rules and regulations of the Spanish Stock Exchanges/SIBE and the CNMV) and reflect only actual transactions.

(v) During the two years prior to the date of this Agreement (A) neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer or auditor of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent

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or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent.

(vi) Parent has reviewed with its outside counsel, financial advisors and accountants the disclosure and other requirements (including as to financial information and including as to accounting convention) of the Form F-4, Form F-6 and Form 8-A12(b) under the U.S. federal securities laws, including the related prospectus requirements, where applicable, as well as for the Spanish Prospectus and other filings to be made under Spanish law or with the Spanish Stock Exchanges/SIBE or the CNMV in connection with the Merger and the other transactions contemplated hereby, and the Company represents that it will be able to produce, provide and disclose all such information (including financial information in the required accounting convention) as may be necessary or customary in order for such documents or filings to become effective, accepted or similar concept under applicable Laws.

(f) Absence of Certain Changes or Events.  Since December 31, 2009, there has not been any Parent Material Adverse Effect. Since December 31, 2009 through the date of this Agreement, except for those actions taken or committed to be taken that, if taken following entry by Parent into this Agreement, would not have been prohibited under Section 5.01(b), (i) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course, and (ii) there has not been any action taken or committed to be taken by Parent or any Subsidiary of Parent which, if taken following entry by Parent into this Agreement, would have required the consent of the Company pursuant to clauses (ii) or (vi) of Section 5.01(b).

(g) Litigation.  There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent, in their capacity as such, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the Knowledge of Parent, there are no formal or informal governmental inquiries or investigations, in each case regarding financial accounting or disclosure practices of Parent or any of its Subsidiaries, compliance by Parent or any of its Subsidiaries with any Law or any malfeasance by any officer of Parent or any of its Subsidiaries, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(h) Compliance with Laws; Health Care Matters.

(i) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(A) each of the Parent and its Subsidiaries is and has been since January 1, 2007 in compliance with all Laws and Orders applicable to it, its properties, rights or assets or its business or operations; and

(B) Parent and each of its Subsidiaries currently (1) has in full force and effect all Permits, including Permits under Health Care Laws, necessary to lawfully own, lease and operate its respective properties and other assets and to carry on its respective business and operations as currently conducted and as were conducted through the most recently completed fiscal year; (2) operates and operated in compliance with the terms and conditions of such Permits and applicable Law; (3) there has occurred no default under, or violation of, any such Permit; and (4) neither Parent nor any of its Subsidiaries has received any written notice that any such Permit will be revoked, will not be renewed, or will be modified on terms more burdensome than currently applicable;

(C) since January 1, 2007, all applications, submissions, information and data utilized by Parent and each of its Subsidiaries as the basis for, or submitted by or, to the Knowledge of Parent, on behalf of Parent

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or any of its Subsidiaries in connection with any and all requests for a Permit relating to Parent or any of its Subsidiaries, and any of their respective businesses, products and services, when submitted to the FDA or any other Governmental Entity, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modifications to such applications, submissions, information and data required under applicable Laws that are due have been submitted to the FDA or other Governmental Entity;

(D) assuming compliance with or receipt of the approvals or expiration of applicable waiting periods in respect of the Parent Approvals, (i) the consummation of the Merger would not cause the revocation, modification or cancellation of any Permit relating to Parent or any of its Subsidiaries, and (ii) no Approval under any applicable Law currently in effect is required in connection with the consummation of the Mergers or with the ability of the Parent to maintain the businesses and operations of Parent, the Company and its Subsidiaries immediately following the consummation of the Merger as currently conducted and as were conducted through the most recently completed fiscal year;

(ii) To the Knowledge of Parent, (A) it is in compliance in all material respects with the Foreign Corrupt Practices Act and any other United States and foreign Laws concerning corrupt payments; and (B) since January 1, 2007, Parent has not been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by the Company of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupt payments.

(iii) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries follow reasonable commercial practices and comply with applicable Laws to protect all patient-identifying confidential information, including as set forth in the Health Insurance Portability and Accountability Act of 1996, as amended from time to time, and all rules and regulations promulgated thereunder, and any similar state law or regulation.

(iv) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (x) since January 1, 2007, none of Parent, any of its Subsidiaries, any of its employees, or any agents or contractors (and to the extent employees of agents or contractors are performing services with respect to Parent, employees of such agents or contractors) is or has been, as applicable, a Debarred Entity or Individual, an Excluded Entity or Individual or a Convicted Entity or Individual, and (y) since January 1, 2007, neither Parent, nor any of its Subsidiaries or employees, nor to the Knowledge of Parent, to the extent of services being performed on behalf of Parent, any agents or contractors (and to the extent employees of agents or contractors are performing services with respect to Parent, employees of such agents or contractors), has engaged in any conduct that has resulted, or would reasonably be expected to result in, any of the foregoing becoming a Debarred Entity or Debarred Individual, an Excluded Entity or an Excluded Individual, or a Convicted Entity or a Convicted Individual, and (z) to the Knowledge of Parent, none of Parent, any of its Subsidiaries or employees or any agents or contractors (and to the extent any employees of agents or contractors are performing services with respect to Parent, employees of such agents or contractors) is the subject of a pending investigation or proceeding that could lead to such party becoming, as applicable, a Debarred Entity or Individual, an Excluded Entity or Individual or a Convicted Entity or Individual.

(v) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2007, no pharmaceutical, blood or plasma product manufactured or processed by Parent or any Subsidiary has been recalled, suspended, or discontinued as a result of any Action by the FDA or any other Governmental Entity, and neither Parent nor any of its Subsidiaries has received written notice from the FDA or any other Governmental Entity that it has commenced, or threatened to initiate, any Action to withdraw approval, place sales or marketing restrictions on or request the recall of any such product, or that it has commenced, or threatened to initiate, any Action to enjoin or place restrictions on the production of any such product.

(vi) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no investigation or review (other than routine

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inspections by a Governmental Entity (other than the FDA or the European Medicines Agency) concerned with the safety, efficacy, reliability, manufacture, investigation, sale or marketing of pharmaceuticals or blood or plasma products, or with blood or plasma donation or procurement) by any Governmental Entity (other than the FDA and the European Medicines Agency) with respect to Parent or any Subsidiary is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity (other than the FDA and the European Medicines Agency) indicated an intention to conduct the same. No investigation or review (other than routine inspections) by the FDA or the European Medicines Agency with respect to Parent or any Subsidiary is pending or, to the Knowledge of Parent, threatened, nor has the FDA or the European Medicines Agency indicated an intention to conduct the same.

(i) Parent Specified Contracts.

(i) For purposes of this Agreement, a “Parent Specified Contract” shall mean:

(A) Any Contract that is a “material contract” within the meaning of Item 601(b)(4), (9) and (10) of Regulation S-K of the SEC to be performed after the date hereof or with liabilities or obligations after the date hereof;

(B) Any Contract relating to third-party indebtedness for borrowed money or any third party financial guaranty in excess of 1,000,000€;

(C) Any Contract (other than customary agency, sales representative and distribution agreements entered into in the ordinary course of business) containing covenants of Parent or any of its Subsidiaries (x) not to compete (or otherwise materially restrict or limit the ability of Parent or any of its Subsidiaries to compete) in any material line of business or material geographic area or (y) materially limiting Parent or any of its Subsidiaries from developing or commercializing any compounds, any therapeutic area, class of drugs or mechanism of action;

(D) Any Contract (other than purchase or sale orders in the ordinary course of business that are terminable or cancelable without penalty on 90 days’ notice or less) under which Parent or any of its Subsidiaries (i) is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires future payments by or to Parent or any of its Subsidiaries in excess of 1,000,000€ per annum; (ii) has agreed to provide a third party payor of drug benefits that is a Governmental Entity, such as a State Medicaid agency, with certain discount pricing for products sold by Parent or any of its Subsidiaries (through offering rebates or other arrangements), where any such Contract involves an excess of 1,000,000€ per annum in future payments to Parent or any of its Subsidiaries for products purchased by or for the beneficiaries of such programs; or (iii) has agreed to provide a group purchasing agent or similar agent or broker, whether a non-Governmental Entity or a Governmental Entity such as the GSA, with certain pricing for the products sold by Parent or any of its Subsidiaries, where any such Contract involves an excess of 1,000,000€ per annum in payments to Parent or any of its Subsidiaries for products purchased by the participants or clients of any such organization or agents or broker;

(E) Any Contract pursuant to which Parent or any of its Subsidiaries has entered into a partnership or joint venture with any other Person (other than Parent or any of its Subsidiaries) that is material to the business and operations of Parent and its Subsidiaries, taken as a whole; and

(F) Any Contract relating to Intellectual Property that is material to the business and operations of Parent and its Subsidiaries, taken as a whole other than (x) “off-the-shelf,” commercially available, non-exclusive software licenses that do not require payments by Parent or any Subsidiary in excess of 1,000,000€ per year, (y) standard non-exclusive licenses to customers in the ordinary course of business or (z) licenses under which the payments are not reasonably expected to exceed 1,000,000€ per year; and

(ii) Section 4.02(i) of the Parent Disclosure Letter sets forth a list of all Parent Specified Contracts as of the date of this Agreement. Each such Parent Contract is valid and in full force and effect and enforceable in accordance with its respective terms, subject to the Bankruptcy and Equity Exception, except to the extent that (A) they have previously expired in accordance with their terms, (B) they have been terminated by Parent in the ordinary course of business or (C) the failure to be in full force and effect,

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individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent as of the date of this Agreement, any counterparty to any Parent Specified Contract of the type referred to in clause (i)(A) of this Section 4.02(i), has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Parent Specified Contract of the type referred to in clause (i)(A) of this Section 4.02(i), except in each case for those violations and defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, no party to any Parent Specified Contract of the type referred to in clause (i)(A) of this Section 4.02(i) has given Parent or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Parent Specified Contract of the type referred to in clause (i)(A) of this Section 4.02(i) and neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any other party to any Parent Specified Contract of the type referred to in clause (i)(A) of this Section 4.02(i), has repudiated in writing any material provision thereof.

(j) Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or HoldCo specifically for inclusion or incorporation by reference in (i) the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) the Proxy Statement/Prospectus will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and the stockholders of Parent and at the time of the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (iii) the Spanish Prospectus will, at the time it is filed with and approved by the CNMV, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or (iv) the Parent Board Reports will, at the time they are first made available to the stockholders of Parent and at the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or HoldCo with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus. The Form F-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively. The Parent Board Reports and the Spanish Prospectus will comply as to form in all material respects with the requirements of applicable Law, including the CNMV and the Spanish Stock Exchanges/SIBE rules and regulations.

(k) Financing.  Parent has delivered to the Company true and complete fully executed copies of the commitment letter, dated as of June 6, 2010 among Parent, HoldCo, Deutsche Bank Securities Inc., Nomura International plc, Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas, HSBC Securities (USA) Inc., Morgan Stanley Senior Funding, Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch and HSBC Bank plc and including all exhibits, schedules, annexes and amendments to such agreement in effect as of the date of this Agreement (other than fee letters and engagement letters) (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent), have severally agreed and committed to provide the debt financing set forth therein, the proceeds of which may be used to consummate the Merger and pay the Required Amounts (the “Financing”). The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, Parent has not entered into any side letters or other Contracts related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Commitment Letter (other than the

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fee letters and engagement letters referred to in the Commitment Letter). As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto, subject to the Bankruptcy and Equity Exception. There are no conditions precedent to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. As of the date of this Agreement, Parent has no Knowledge of facts or circumstances that would cause any conditions precedent to the Financing not to be satisfied on a timely basis. The net proceeds contemplated from the Financing, together with the Specified Financial Resources, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article II, Article III and Section 6.05, and the payment of any debt required to be repaid in connection with the Merger (whether of Parent or of the Company or any of their respective Subsidiaries) and of all fees and expenses reasonably expected to be incurred in connection herewith (the “Required Amounts”). Assuming the availability of the Financing, Parent has as of the date hereof Specified Financial Resources sufficient for the satisfaction of all of Parent’s obligations under this Agreement specifically referenced in the immediately preceding sentence. As of the date of this Agreement, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Parent under the Commitment Letter or, to the Knowledge of Parent, any other parties thereto under any term or condition of the Commitment Letter. Parent has fully paid all fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter, and will pay, after the date hereof, all such fees as they become due.

(l) Voting Requirements.  The Parent Stockholder Approval (approved by the majority specified in the definition thereof) is the only vote or approval of the holders of any class or series of capital stock of Parent necessary in connection with the execution of this Agreement, the performance of Parent’s and HoldCo’s respective obligations hereunder or the consummation of the transactions contemplated hereby by Parent or HoldCo, including to approve the Parent By-Law Amendments, the Capital Increase and the issuance of the Parent ADSs representing Parent Non-Voting Shares required to be delivered in the Merger pursuant to this Agreement and pursuant to Section 6.05 hereof (the “Parent ADS Issuance”). Parent, in its capacity as sole stockholder of HoldCo, has, as of the date hereof, granted all such approvals, votes or consents as may be necessary in connection with HoldCo’s execution of this Agreement, performance of its obligations hereunder and the consummation of the transactions contemplated hereby, and no further action by any holder of capital stock of HoldCo is or shall be required other than the adoption of the Plan of Merger by Parent as the sole stockholder of HoldCo.

(m) Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person (other than Nomura Securities International, Inc. (“Nomura”) and BBVA Securities, Inc. (“BBVA”)) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or HoldCo.

(n) Opinion of Financial Advisor.  The Board of Directors of Parent has received the opinion of Nomura and the opinion of BBVA, each dated as of the date of this Agreement, to the effect that, as of such date, subject to the limitations and qualifications contained therein, the consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent.

(o) No Reliance.  Any other provision of this Agreement notwithstanding, Parent and HoldCo each acknowledge and agree that (i) neither the Company nor any Person on behalf of the Company is making any representations or warranties whatsoever, express or implied, beyond those expressly made by the Company in this Agreement, in the corresponding Section of the Company Disclosure Letter or in the Parent Voting Agreements, and (ii) Parent and HoldCo have not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in this Agreement, in the corresponding Section of the Company Disclosure Letter or in the Parent Voting Agreements. Without limiting the generality of the foregoing, Parent and HoldCo each acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or information as to prospects with respect to the Company and its Subsidiaries that may have been made available to Parent, HoldCo or any of their Representatives.

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ARTICLE V

COVENANTS RELATING TO THE BUSINESS

Section 5.01.  Conduct of Business.

(a) Conduct of Business by the Company.  During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.01(a) of the Company Disclosure Letter or as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld or delayed) or as otherwise expressly contemplated, permitted or required by this Agreement and except as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course prior to the Closing and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organization and goodwill, keep available the services of its current officers, key employees and consultants (but without any obligation to pay any additional compensation or provide additional benefits) and preserve its relationships with customers, suppliers, licensors, licensees, distributors and Governmental Entities having regulatory dealings with it; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provisions of this Section 5.01(a) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 5.01(a) of the Company Disclosure Letter or as otherwise expressly contemplated, permitted or required pursuant to this Agreement, and except as required by any applicable Law (provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed and permitted by any of the following provisions of this Section 5.01(a) shall be deemed a breach of any other provisions of this Section 5.01(a)) the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (which shall not be unreasonably withheld or delayed):

(i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly- owned Subsidiary of the Company to its stockholders, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except in connection with (1) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to shares of Company Restricted Stock, Company RSUs and other Company Stock-Based Awards and (2) the acquisition by the Company of shares of Company Common Stock in connection with the forfeiture of shares of Company Restricted Stock;

(ii) except as permitted under clause (x) of this Section 5.01(a), issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options, vesting of Company Restricted Stock or settlement of Company RSUs or Company Stock Based Awards, in each case outstanding on the date hereof and in accordance with their terms on the date hereof);

(iii) amend the Company Certificate or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries;

(iv) directly or indirectly acquire (x) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any Person or division, business or equity interest of any Person or (y) any assets, rights or properties except in each case for (1) capital expenditures, which shall be subject to the limitations of clause (vii) below, (2) acquisitions of assets, rights or properties in the ordinary course of business, (3) other acquisitions, investments or capital contributions not exceeding $1,000,000 in the aggregate, (4) the acquisition of any Person or inventories of any Person in connection with the acquisition or operation of plasma collection centers by the Company or any of

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its Subsidiaries, (5) any transactions between the Company and a wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company, (6) any transactions pursuant to existing Contracts that have been disclosed to Parent and (7) licenses in the ordinary course of business;

(v) sell, pledge, dispose of, transfer, abandon, lease, license, or otherwise encumber or subject to any Lien (other than Permitted Liens) any material properties, rights or assets, of the Company or any of its Subsidiaries, except (1) sales, pledges, dispositions, transfers, leases, licenses or encumbrances required to be effected prior to the Effective Time pursuant to existing Contracts that have been disclosed to Parent, or non-material leases or licenses in the ordinary course of business, (2) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of assets or properties of the Company or any of its Subsidiaries having a value not to exceed in the aggregate $1,000,000; and (3) sales, pledges, dispositions, transfers, leases, licenses or encumbrances (A) of inventory in connection with services provided and products (including intermediates) sold in the ordinary course of business and sales or destruction of excess, obsolete or defective assets or (B) of any Real Property for any plasma collection center in the ordinary course of business;

(vi) (x) incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another Person (except for any such transactions between the Company and a wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company in the ordinary course of business), issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for (A) short-term borrowings in the ordinary course of business, in an aggregate amount not to exceed $1,000,000 at any time outstanding, (B) borrowings under the Revolving Credit Agreement and any such actions, prepayments or repayments under the Revolving Credit Agreement in the ordinary course of business, (C) following the date that is nine months after the date hereof, the replacement or refinancing of the Revolving Credit Agreement and (D) agreements with respect to any swap, forward, future or derivative transaction or option involving one or more rates, currencies, commodities or debt instruments, but only as and to the extent set forth in Section 5.01(a) of the Company Disclosure Letter or (y) make any loans or advances to any Person (other than between the Company and any direct or indirect wholly-owned Subsidiary of the Company or between such wholly-owned Subsidiaries of the Company or to suppliers of plasma to the Company, in each case, in the ordinary course of business) which would result in the aggregate principal amount of all loans and advances of the Company and its Subsidiaries exceeding $1,000,000;

(vii) make or commit to any new capital expenditure or expenditures exceeding 110% of the maximum amounts disclosed in the MD&A section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

(viii) except as required by Law or any judgment by a court of competent jurisdiction, (x) pay, discharge, settle or satisfy any material claims, liabilities, obligations or Actions (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of liabilities (1) in accordance with their terms, (2) disclosed, reflected or reserved against in the most recent audited financial statements (or the Notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not materially in excess of such reserves), (3) in the ordinary course of business , (4) incurred since the date of such financial statements in the ordinary course of business or (5) not in excess of the amount set forth on Section 5.01(a) of the Company Disclosure Letter or (y) waive or assign any claims or rights of material value, except in the ordinary course of business;

(ix) except (A) in the ordinary course of business, (B) for any such Contract (including any customary agency, sales representative and distribution Contracts) that is entered into or modified on an arm’s-length and commercially reasonable basis that (i) in the case of any such Contract to the extent that the provisions thereof govern the conduct of business outside of the United States and Canada, expires by its terms or may be terminated without penalty by the Company or its Subsidiaries on or before the later of (x) December 31, 2011 and (y) the first anniversary of the date of such agreement and (ii) in the case of any such Contract to the extent that the provisions thereof govern the conduct of business within the United States or Canada, expires by its

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terms or may be terminated without penalty by the Company or its Subsidiaries on or before December 31, 2012 and (C) for any Contract the subject matter of which is addressed by another provision of this Section 5.01(a) and the performance of such Contract by the Company and/or its Subsidiaries is not prohibited by such other provision, enter into, materially modify or terminate any Contract that is or would be a Specified Contract, or waive, release or assign any material rights or claims thereunder;

(x) except as required by any Company Benefit Plan or other written agreement as in effect on the date hereof or applicable Law, (A) adopt, enter into, terminate or amend any Company Benefit Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement), except as would not result in a material increase in the cost of the foregoing or for amendments and terminations in the ordinary course of business consistent with past practice, (B) except as required pursuant to Company Benefit Plans or in connection with terminations of employment in the ordinary course of business consistent with past practice, grant, pay, or promise to pay any severance or termination pay or any increase in severance or termination pay, or, except in the ordinary course of business consistent with past practice, increase or promise to increase the compensation or fringe benefits payable to any Company Personnel, (C) loan or advance any money or other property to any Company Personnel (other than the advancement of reasonable travel and other business-related expenses in the ordinary course of business consistent with past practice and the terms of the Company’s travel and expense policies as in effect on the date hereof to the extent not otherwise prohibited by applicable Law), (D) except as required pursuant to Company Benefit Plans, grant, pay or accelerate the payment of any equity or equity-based awards or any incentive compensation awards, (E) allow for the commencement of any new offering periods under any employee stock purchase plans, (F) remove any existing restrictions in any Company Benefit Plans or awards made thereunder, (G) except as required pursuant to Company Benefit Plans or in the ordinary course of business consistent with past practice, take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or make any discretionary contributions or payments with respect to any Company Benefit Plan to any trust or other funding vehicle, or (H) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan or awards made thereunder, or (I) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined other than such changes that would not, individually or in the aggregate, increase in any material respect the costs or liabilities of the Company and its Subsidiaries under the applicable plan;

(xi) enter into, modify or amend any collective bargaining Contract with any labor union;

(xii) except as required by GAAP or applicable Law, make any change in accounting methods, principles or practices;

(xiii) (i) hire or terminate (other than for cause) any employee of the Company and its Subsidiaries, except in the ordinary course of business, or (ii) enter into an employment agreement or relationship with any Person who earns an annual rate of base salary of more than or equal to $250,000 (other than with respect to employees hired pursuant to offers of employment outstanding prior to the date hereof);

(xiv) effect or permit a “plant closing” or “mass layoff” as those terms are defined in WARN, affecting in whole or in part any site of employment, facility or operating unit of the Company or any Subsidiary of the Company, except any such “plant closing” or “mass layoff” affecting any plasma collection center that complies with WARN if and to the extent applicable;

(xv) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(xvi) except in the ordinary course of business, (A) adopt or change any material method of Tax accounting, (B) make or change any material Tax election, (C) change an annual accounting period, (D) settle or compromise any material Tax liability, suit, claim, action, investigation, proceeding or audit for an amount in excess of amounts reserved, or (E) enter into any closing agreement with respect to any material Tax liability

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for an amount in excess of amounts reserved (it being agreed and understood that the Company does not make any covenants pursuant to this Section 5.01(a) relating to Taxes, except as provided in this clause (xvi));

(xvii) adopt a stockholder rights plan or similar agreement;

(xviii) take any action that is intended to or could reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or that is reasonably likely to result in materially delaying or impairing the ability of the Company to consummate the Merger and the other transactions contemplated hereby; or

(xix) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent.  During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.01(b) of the Parent Disclosure Letter or as consented to in writing in advance by the Company (which consent shall not be unreasonably withheld or delayed) or as otherwise expressly contemplated, permitted or required by this Agreement and except as required by applicable Law, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course prior to the Closing. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 5.01(b) of the Parent Disclosure Letter or as otherwise contemplated, permitted or required pursuant to this Agreement and except as required by any applicable Law; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed and permitted by any of the following provisions of this Section 5.01(b) shall be deemed a breach of any other provisions of this Section 5.01(b), Parent shall not, and shall not permit any of its Subsidiaries to, without the Company’s prior written consent (which shall not be unreasonably withheld or delayed):

(i) amend, or propose or agree to amend, the Parent Charter Documents, other than the adoption of the Parent By-Law Amendments and the Capital Increase, in any manner that (A) would adversely affect the consummation of the Merger and the transactions contemplated hereby or adversely affect the rights of holders of Company Common Stock whose shares are converted into Parent ADSs at the Effective Time in a manner different from holders of shares of Parent Ordinary Shares or (B) would have required the approval of holders of the Parent Non-Voting Shares assuming such shares have been issued;

(ii) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than semi-annual cash dividends with respect to any Parent equity securities in amounts calculated consistent with past practice, with usual declaration, record and payment dates, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(iii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, or dispose of assets or securities of Parent or its Subsidiaries, in each case if such acquisition or disposition would reasonably be expected to materially delay or impede the consummation of the Merger;

(iv) make any changes with respect to its accounting policies or principles, except any such change required by changes in Law or in EU-IFRS or in the rules or policies of the CNMV;

(v) take any action that is intended to or could reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or that is reasonably likely to result in materially delaying or impairing the ability of the Company to consummate the Merger and the other transactions contemplated hereby;

(vi) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Parent or any of its material Subsidiaries; or

(vii) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

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Section 5.02.  No Solicitation.

(a) Subject to the provisions of this Section 5.02, the Company agrees that neither it nor any of its Subsidiaries nor any of its and their respective Representatives shall, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage or facilitate, any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with or otherwise cooperate with, any Takeover Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any Person other than Parent, (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable antitakeover provision in the Company Certificate, including Article X thereof, restricting “business combinations” with “interested stockholders” that would otherwise apply, or the Company Bylaws, inapplicable to any transactions contemplated by a Takeover Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions) or (v) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02(a) by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 5.02(a) by the Company. The Company and its Subsidiaries and its and their respective directors, officers and other Representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal. The foregoing notwithstanding, at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide written Takeover Proposal that the Board of Directors of the Company (acting on the recommendation of the Special Committee) determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to constitute a Superior Proposal, and which Takeover Proposal did not result from a breach of this Section 5.02(a), the Company may, subject to compliance with this Section 5.02, (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives), provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal, if and only to the extent that in connection with the foregoing clauses (x) and (y), the Company has entered into a confidentiality agreement with such Person pursuant to a customary confidentiality agreement not less restrictive to such Person than the provisions of the Confidentiality Agreement (and a copy of such confidentiality agreement has been provided to Parent).

The term “Takeover Proposal” means any proposal or offer (or any communication or affirmation in support of any previously made proposal or offer) from any third party relating to, or that would be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 20% or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company or any Significant Subsidiary, (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities of the Company, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or any of its Subsidiaries.

The term “Superior Proposal” means any bona fide written offer made by a third party that if consummated would result in such Person (or its stockholders) owning, directly or indirectly, 100% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of the Company which the Board of Directors of the Company (acting upon the recommendation of the Special Committee) reasonably determines (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation and taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making the proposal) to be (i) more favorable to the stockholders of the Company than the transactions contemplated by this

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Agreement (after giving effect to any changes to this Agreement proposed by Parent in response to such offer or otherwise) and (ii) reasonably capable of being completed on the terms set forth in the proposal.

(b) Neither the Board of Directors of the Company nor any committee thereof shall make a Company Adverse Recommendation Change or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any of its Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract (other than a confidentiality agreement referred to in Section 5.02(a)) or any tender offer providing for, with respect to, or in connection with, any Takeover Proposal. The foregoing notwithstanding, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 5.02(c) and Section 5.02(d), the Board of Directors of the Company may make a Company Adverse Recommendation Change (and, in connection therewith in the case of a Superior Proposal, may take actions referred to in Section 5.02(a)(iv)) in response to (A) a Superior Proposal or (B) a material event other than (x) a Superior Proposal, (y) an event that constitutes the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or (z) an event or circumstance relating to the likelihood of an Antitrust Approval Failure or a Financing Failure (such material event, a “Non-Superior Proposal Event”), in the case of each of clause (A) and (B), if the Board of Directors of the Company concludes in good faith, after consultation with outside legal advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c) The Board of Directors of the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change pursuant to Section 5.02(b) unless (i) the Company has given Parent three Business Days’ prior written notice of its intention to take such action, which notice shall (A) if relating to a Superior Proposal, specify the material terms and conditions of any such Superior Proposal and the identity of the Person making such Superior Proposal and shall contemporaneously provide Parent with the most current version of any proposed agreement or a detailed summary of the material terms of any such proposal made by the Person making such Superior Proposal, or (B) in respect to a Non-Superior Proposal Event, describe such Non-Superior Proposal Event and the reasons for the proposed Company Adverse Recommendation Change, (ii) if the Company Adverse Recommendation Change is in response to a Superior Proposal, the Board of Directors of the Company shall have considered in good faith any changes to this Agreement committed to in writing by Parent and shall not have determined (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) that the Superior Proposal would no longer constitute a Superior Proposal if such changes proposed by Parent were to be given effect (it being understood that the Company shall not take any action described in Section 5.02(b) during such three-Business-Day period, and that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and an additional three-Business-Day period that satisfies this Section 5.02(c)), and (iii) if the Company Adverse Recommendation Change is in response to a Non-Superior Proposal Event, during such three-Business-Day period, if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for a Company Adverse Recommendation Change as a result of the Non-Superior Proposal Event.

(d) In addition to the obligations of the Company set forth in paragraphs (a), (b) and (c) of this Section 5.02, the Company shall as promptly as practicable (and in any event within 48 hours after receipt) notify Parent orally and in writing of any Takeover Proposal and any material subsequent modifications thereto, such notice to include the identity of the Person making such Takeover Proposal and a copy of such Takeover Proposal, including draft agreements or term sheets submitted to the Company in connection therewith at the time such Takeover Proposal is first made or submitted thereafter reflecting material changes to the terms and conditions (or, where no such copy is available, a reasonably detailed description of the material terms and conditions of such Takeover Proposal). The Company shall provide to Parent on a reasonably prompt basis (and in any event within 48 hours) of any material modifications to the terms of any such Takeover Proposal. The Company shall not, and shall cause the Company’s Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of its Subsidiaries is party to any Contract, in each case, that prohibits the Company from providing such information to Parent.

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(e) Nothing contained in this Section 5.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a)(2) or (3) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act or issuing a “stop, look and listen” statement; provided, however, in no event shall this Section 5.02(e) (i) affect the obligations of the Company specified in Section 5.02(b), Section 5.02(c) and Section 5.02(d), or (ii) permit the Company to make a Company Adverse Recommendation Change without complying with Section 5.02(c).

(f) Parent agrees that neither it nor any of its Subsidiaries nor any of its and their respective Representatives shall, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage or facilitate, any Parent Alternative Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or otherwise cooperate with, any Parent Alternative Proposal, (iii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow Parent or any of its Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase or sale agreement, asset purchase or sale agreement, share exchange agreement, option agreement or other similar Contract or any tender offer providing for, with respect to, or in connection with, any Parent Alternative Proposal or (iv) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02(f) by any Representative of Parent or any of its Subsidiaries shall be a breach of this Section 5.02(f) by Parent. Parent and its Subsidiaries and its and their respective directors, officers and other Representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Alternative Proposal.

The term “Parent Alternative Proposal” means any proposal or offer (or any communication or affirmation in support of any previously made proposal or offer) from any third party relating to, or that would be expected to lead to, (i) any direct or indirect sale, disposition, acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of Parent) or businesses that constitute 50% or more of the revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, or 40% or more of any class of equity securities of Parent or any Subsidiary, (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 40% or more of any class of equity securities of Parent, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Parent or any of its Subsidiaries.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01.  Preparation of the Proxy Statement/Prospectus; Company Stockholders’ Meetings.

(a) Proxy Statement/Prospectus.  As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall prepare and the Company shall cause to be filed with the SEC, the Proxy Statement/Prospectus, which shall be included in the Form F-4, for the purpose of calling the Company Stockholders’ Meeting to obtain the Company Stockholder Approval (such Proxy Statement/Prospectus, as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement. No filing of, or amendment or supplement, the Proxy Statement/Prospectus will made by Parent or the Company without providing the other party a reasonable opportunity to review and comment thereon. The parties shall cooperate in the preparation of the Proxy Statement/Prospectus in a timely fashion and shall use their respective reasonable best efforts to assist the Company in having the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after filing. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, so that the Proxy Statement/Prospectus would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent

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required by Law, disseminated to the stockholders of Parent and the Company. The Company shall notify Parent promptly of the time of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement/Prospectus or for additional information. Each party shall provide the other party with copies of all written correspondence and a summary of all oral communication between it and the SEC relating to the Proxy Statement/Prospectus. The Company shall use reasonable best efforts to respond to any comments by the SEC in respect of the Proxy Statement/Prospectus and to have such document cleared by the SEC as promptly as practicable after filing. The Proxy Statement/Prospectus shall comply in all material respects with all applicable requirements of Law. The Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company at the earliest practicable date after the Form F-4 shall have become effective. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, (i) the Company shall use reasonable best efforts to have any such amendment or supplement cleared for mailing, to the extent necessary, to its stockholders as promptly as practicable after such filing and (ii) the Company shall use reasonable best efforts to have any such amendment or supplement mailed to its stockholders at the earliest practicable date.

(b) Form F-4 and 8-A12(b).  As promptly as reasonably practicable after the date of this Agreement, Parent shall prepare and cause to be filed with the SEC the Form F-4 (as amended or supplemented from time to time, the “Form F-4”), containing the Proxy Statement/Prospectus as a prospectus, and Parent’s registration statement on Form 8-A (as amended or supplemented from time to time, the “8-A12(b)”) for the registration under Section 12(b) of the Exchange Act of the Parent Non-Voting Shares and the Parent ADSs to be delivered as Common Stock Share Consideration pursuant to the Merger and pursuant to Section 6.05; provided, however, that Parent shall consult with the Company and provide the Company a reasonable opportunity to review and comment on such Form F-4 and 8-A12(b) prior to filing. Parent shall use its reasonable best efforts to, and shall cause its accountants and attorneys to, use their respective reasonable best efforts to have the Form F-4 and the 8-A12(b) declared effective under the Securities Act and the Exchange Act, respectively, as promptly as practicable after such filings, and, prior to the effective date of the Form F-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) to be taken under any applicable federal or state securities Laws in connection with the Parent ADS Issuance. The Company shall cooperate with Parent in the preparation of the Form F-4 and the 8-A12(b) in a timely fashion and shall use reasonable best efforts to assist Parent in having the Form F-4 and the 8-A12(b) declared effective under the Securities Act and the Exchange Act, respectively, as promptly as practicable after their filings. No filing of, or amendment or supplement to, the Form F-4 or the 8-A12(b) will be made by Parent without providing the Company a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form F-4 or the 8-A12(b), so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company. Parent shall notify the Company promptly of the time when the Form F-4 and/or the 8-A12(b) become effective, of the issuance of any stop order or suspension of the qualification of the Parent ADRs to be delivered in connection with the Merger and pursuant to Section 6.05 for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Form F-4 and/or the 8-A12(b) or for additional information. Each party shall provide the other party with copies of all written correspondence and a summary of all oral communication between it and the SEC relating to the Form F-4 and/or the 8-A12(b). Parent shall use reasonable best efforts to respond to any comments by the SEC in respect of the Form F-4 and/or the 8-A12(b). Each of the Form F-4 and/or the 8-A12(b) shall comply in all material respects with all applicable requirements of Law. Parent shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of Parent at the earliest practicable date.

(c) Form F-6.  As promptly as reasonably practicable after the date hereof, Parent shall cause the Depositary to prepare and file with the SEC the Depositary’s Registration Statement on Form F-6 (the “Form F-6”) for the registration under the Securities Act of the Parent ADSs; provided, however, that the Depositary shall consult with

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the Company and Parent and provide the Company and Parent a reasonable opportunity to review and comment on such Form F-6 prior to filing. The parties shall use reasonable best efforts to cause the Form F-6 to be filed with the SEC as promptly as reasonably practicable after the date hereof and to ensure that the Form F-6 is declared effective under the Securities Act prior to the Effective Time. The Form F-6 shall comply in all material respects with all applicable requirements of Law.

(d) Stop Order, etc.  The Company and Parent each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statements have become effective, the Spanish Prospectus has been approved by the CNMV, or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of Parent ADSs to be delivered in connection with the Merger and pursuant to Section 6.05 for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statements or comments thereon and responses thereto or requests by the SEC for additional information or of any request by the CNMV for amendment of the Spanish Prospectus or comments thereon and responses thereto or requests by the CNMV for additional information.

(e) Supply of Information.  Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Registration Statements, the Parent Board Reports, the Spanish Prospectus or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity or Self-Regulatory Organization in connection with the Merger and the other transactions contemplated by this Agreement and the Voting Agreements.

(f) Company Stockholders’ Meeting.  The Company shall duly take all lawful action to call, give notice of, convene and hold the Company Stockholders’ Meeting on a date as soon as practicable following the effectiveness of the Form F-4 solely for the purpose of obtaining the Company Stockholder Approval, and shall use reasonable best efforts to solicit the adoption of this Agreement by such stockholders. Once the Company Stockholders’ Meeting has been noticed, the Company shall not postpone or adjourn such meeting without the consent of Parent, other than for an absence of a quorum or to allow additional time for the filing and mailing of any supplemental or additional disclosure that the Board of Directors of the Company has determined is necessary under applicable Law. The foregoing sentence notwithstanding, if on a date for which the Company Stockholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company may make one or more successive postponements or adjournments of the Company Stockholders’ Meeting; provided that the Company Stockholders’ Meeting is not postponed or adjourned to a date that is later than the earlier of (x) the date that is 30 days after the date for which the Company Stockholders’ Meeting was originally scheduled and (y) the date that is ten Business Days prior to the Outside Date. Unless the Company shall have made a Company Adverse Recommendation Change in accordance with Section 5.02, the Board of Directors of the Company shall include the Company Recommendation in the Proxy Statement/Prospectus, and shall not (i) make a Company Adverse Recommendation Change or (ii) take any other action or make any other public statement in connection with the Company Stockholders’ Meeting inconsistent with such recommendation. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 6.01(f) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal (whether or not a Superior Proposal), any Non-Superior Proposal Event or Company Adverse Recommendation Change.

Section 6.02.  Creation and Issuance of Parent Non-Voting Shares.

(a) Parent Board Reports.  As promptly as reasonably practicable following the date hereof, (i) the Board of Directors of Parent shall prepare and approve reports (Informe(s) del consejo de administracion) and the other documentation and materials to be made available to the holders of Parent Ordinary Shares in accordance with applicable Law (the “Parent Board Reports”) in connection with the Parent Stockholders’ Meeting containing information required by the Spanish Corporation Law of 1989 (Texto Refundido de la Ley de Sociedades Anónimas aprobado por el Real Decreto Legislativo 1564/1989) (as amended, the “SCL”) on the Capital Increase and the Parent By-Law Amendments in which the Mergers and the other transaction contemplated in this Agreement shall

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be described and in which detail, as required under Article 155 of the SCL for in-kind contributions, as may be required, on the total shares, businesses or assets and liabilities of the Company that Parent will acquire indirectly through HoldCo in the Merger will be given, and (ii) Parent shall obtain a report of an independent expert designated by the Commercial Registry on the valuation, for purposes of Articles 38 of the SCL, as may be required, of the shares, businesses or assets and liabilities of the Company that Parent will acquire indirectly through HoldCo in the Merger (the reports under (i) and (ii), the “Parent Statutory Reports”) and that are not satisfied by the Common Stock Cash Consideration.

(b) Parent Stockholders’ Meeting.  As promptly as reasonably practicable following receipt of the necessary report of the expert designated by the Commercial Registry relating to the fair value, as may be required, of the shares, businesses or assets and liabilities to be acquired by Parent through HoldCo in the Merger, the Board of Directors of Parent shall duly take all lawful action to call, give notice of, convene and hold the Parent Stockholders’ Meeting for the purpose of (i) amending its Organizational Documents by adopting the Parent By-Law Amendments to provide for the creation of the Parent Non-Voting Shares with the rights and other terms and conditions set forth in the Parent By-Law Amendments and approving the revocation of any corporate resolution that has been submitted to, or passed by, the Parent’s general shareholders meeting prior to the date hereof regarding or authorizing the redemption of repurchase of all or a part of the Parent Ordinary Shares, (ii) approving an increase in the share capital of Parent in accordance with Articles 153.1(a) and 155 of the SCL (the “Capital Increase”) against the indirect in-kind contribution that Parent will receive, indirectly through HoldCo in the Merger, consisting, as may be required, in the businesses, assets and liabilities of the Company that are not satisfied by the Common Stock Cash Consideration in exchange for up to that number of Parent Non-Voting Shares as shall be necessary to pay the aggregate Common Stock Share Consideration required to be paid pursuant to Section 3.01(c) and the aggregate consideration required to be paid pursuant to Section 6.05, (iii) approving the listing in the form of Parent ADSs in the NASDAQ in the United States of any Parent Non-Voting Shares issued pursuant to the Capital Increase, (iv) increasing the number of directors that constitutes the Board of Directors of Parent to create an additional vacancy, (v) appointing two individuals designated by the Company, no later than 45 days prior to the Parent’s Stockholder Meeting, to the Board of Directors of Parent effective as of the Effective Time for a five year term, and (vi) delegating to the board of directors of Parent the requisite authority to record the Parent By-Law Amendments in the Commercial Registry as promptly as reasonably practicable following the Parent’s Stockholder Meeting and effectuate the Capital Increase, amend the Parent’s Organizational Documents to increase the capital of Parent as shall be necessary to pay the aggregate Common Stock Share Consideration required to be paid pursuant to Section 3.01(c) and the aggregate consideration required to be paid pursuant to Section 6.05 and give full effect to the Parent Stockholder Approval, in each case, by the affirmative vote of the holders of a majority of the Parent Ordinary Shares present in person or represented by proxy at a duly constituted meeting of holders of Parent Ordinary Shares at which meeting, if on first call, a quorum of at least one-half of the issued share capital is present or represented by proxy or, if on second call, a quorum of at least one-quarter of the issued share capital is present or represented by proxy (provided, however, if, on second call, less than one-half of the issued share capital is present or represented by proxy, the matters being voted upon must be adopted by at least two-thirds of the share capital present or represented at such meeting) (the approvals contemplated by clauses (i) through (vi), the “Parent Stockholder Approval”). Parent shall use reasonable best efforts to solicit the Parent Stockholder Approval from the holders of Parent Ordinary Shares. The Board of Directors of Parent shall make the Parent Recommendation and shall include such recommendation in the Parent’s Board Report and any documentation made available to the stockholders of Parent or any other third party in connection with the Parent Stockholders’ Meeting, and shall not (i) withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) such recommendation (any action described in this clause (i) being referred to herein as a “Parent Adverse Recommendation Change”), or (ii) take any other action or make any other public statement in connection with the Parent Stockholders’ Meeting inconsistent with the Parent Recommendation; provided that the Board of Directors of Parent may make a Parent Adverse Recommendation Change and may not include the Parent Recommendation in the Parent’s Board Report and any documentation made available to the stockholders of Parent or any other third party in connection with the Parent Stockholders’ Meeting if the Board of Directors of Parent concludes in good faith, after consultation with outside legal advisors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

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(c) Amendment of Parent Bylaws.

(i) Parent shall use reasonable best efforts to pre-clear with the Commercial Registry as promptly as reasonably practicable the form of Parent By-Law Amendments in the form attached hereto as Exhibit C (the “Form By-Law Amendment”) so that the Parent and Company are assured that the Parent By-Law Amendments (in the form of the Form By-Law Amendments or with Permitted Modifications (as defined below)) will be promptly filed, recorded and registered by the Commercial Registry when the Deed of By-Law Amendments is filed as required under this Agreement. “Permitted Modifications” means such modifications to the Form By-Law Amendments”, if any, as may be required by the Commercial Registry, so long as no such modifications or alterations from the Form By-Law Amendments materially diminish the economic benefits and other rights intended to be created and conveyed for holders of Parent Non-Voting Shares in the Form By-Law Amendments. The parties agree to negotiate in good faith any Permitted Modifications.

(ii) Parent shall keep the Company’s legal advisors apprised on a timely basis of the substance of any communications with the Commercial Registry, shall permit the Company’s legal advisors to review in advance any written submission to the Commercial Registry and shall reasonably consider the comments thereon of the Company’s legal advisors and shall provide the Company and its legal advisors with reasonable advance notice of, and shall permit the Company’s legal advisors to attend and participate in, any meetings or substantive discussions with the Commercial Registry.

(iii) Following the Parent Stockholder Approval, Parent shall thereupon, as promptly as reasonably practicable, (A) record the decision of the Parent’s Stockholder Meeting to approve the Parent By-Law Amendments in a Deed of By-Law Amendments (the “Deed of By-Law Amendments”) granted before a Spanish Notary Public and (B) have the Deed of By-Law Amendments registered with the Commercial Registry (Registro Mercantil) of Barcelona (the “Commercial Registry”). For purposes of this Agreement, “Parent By-Law Amendments” means the Parent By-Law Amendments in the form cleared by or with the Commercial Registry as contemplated by the first sentence of this Section 6.02(c) so long as the form so cleared contains no modifications or alterations from the Form By-Law Amendment that are not Permitted Modifications (other than any modifications or alterations to the Form By-Law Amendment relating to Section 4 thereof).

(d) Spanish Prospectus and Other Filings.  As promptly as reasonably practicable after the date hereof, Parent shall take all actions reasonably necessary to obtain the registration with and approval by the CNMV of a prospectus (folleto) relating to the Parent Non-Voting Shares, or of such documentation that under applicable Law makes such prospectus (folleto) unnecessary to effect the Merger and other transactions contemplated in this Agreement in accordance with the applicable Laws (including the rules and regulations of the Spanish Stock Exchanges/SIBE (such prospectus or such equivalent documentation, the “Spanish Prospectus”) as promptly as reasonably practicable following the Parent Stockholder Approval; provided, however, that Parent shall consult with the Company and provide the Company a reasonable opportunity to review and comment on such Spanish Prospectus and filings prior to filing. Parent shall, and shall cause its accountants and attorneys to, use reasonable best efforts to have or cause the Spanish Prospectus to be registered and approved by the CNMV as promptly as reasonably practicable following the Parent Stockholder Approval and will take any other action reasonably required or necessary to be taken under applicable Laws or otherwise in connection with the approval and admission to listing process. The Company shall cooperate with Parent in the preparation of the Spanish Prospectus in a timely fashion and shall use all reasonable efforts to assist Parent in having the Spanish Prospectus to be registered and approved by the CNMV as promptly as reasonably practicable following the Parent Stockholder Approval. Parent will notify the Company promptly following the receipt of any comments from the CNMV and of any request by the CNMV for amendments or supplements to the Spanish Prospectus or any drafts thereto or for additional information and will supply the Company with copies of all correspondence with the CNMV with respect to the Spanish Prospectus or any drafts thereto. Parent shall use all reasonable efforts to respond to any comments by the CNMV staff in respect of the Spanish Prospectus and any draft thereto. The Spanish Prospectus and any supplement or amendment thereto, shall comply in all material respects with all applicable requirements of Law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Spanish Prospectus, (i) the Company or Parent, as the case may be, shall promptly inform the other of such occurrences, and (ii) Parent shall prepare and file with the CNMV any such amendment or supplement to the Spanish Prospectus; provided, however, that no amendment or supplement to the Spanish Prospectus will be made without prior consultation with the

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Company and providing the Company a reasonable opportunity to review and comment on such amendment or supplement. Parent shall cause the definitive Spanish Prospectus to be made publicly available in accordance with applicable Law as promptly as reasonably practicable following the Parent Stockholder Approval.

(e) Issuance of Parent Non-Voting Shares.  Prior to the Closing Date:

(i) the Parent Board shall execute the decision taken by the Parent’s Stockholders Meeting to increase the share capital and issue Parent Non-Voting Shares in a number sufficient for the issuance of Parent ADRs required to be delivered as Common Stock Share Consideration pursuant to Section 3.01(c) and required to be delivered pursuant to Section 6.05;

(ii) Parent shall cause Parent Non-Voting Shares in a number sufficient for the issuance of Parent ADRs required to be delivered as Common Stock Share Consideration pursuant to Section 3.01(c) and required to be delivered pursuant to Section 6.05 to be subscribed and fully paid up with the issuance price per Parent Non-Voting Share being higher than the net book value per ordinary share of the Company as would be required under Section 159.1.c of the SCL;

(iii) Parent shall (A) record the actions set forth in Section 6.02(e)(i) and Section 6.02(e)(ii) in a Deed of Capital Increase (the “Deed of Capital Increase”), including copies of the Parent Statutory Reports required under applicable Law, granted before a Spanish Notary Public and (B) have the Deed of Capital Increase registered with the Commercial Registry, and take all actions, including the payment of any Taxes, required for the registration of the Deed of Capital Increase;

(iv) Parent shall deliver the Deed of Capital Increase to, and make all other filings with, the Spanish Stock Exchanges/SIBE, the CNMV and the Spanish Settlement and Clearing System (Iberclear), for the Parent Non-Voting Shares required for the issuance of Parent ADRs required to be delivered as Common Stock Share Consideration pursuant to Section 3.01(c) and to be delivered pursuant to Section 6.05 necessary to be listed in the Spanish Stock Exchanges/SIBE and registered in the book-entry registries of the Spanish Settlement and Clearing System (Iberclear) and in the name of the Depositary; and

(v) Parent shall cause the Parent Non-Voting shares required for the issuance of Parent ADRs required to be delivered as Common Stock Share Consideration pursuant to Section 3.01(c) and to be delivered pursuant to Section 6.05 to be deposited as required under Section 3.02(b).

Section 6.03.  Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law and subject to Section 6.03(b), each of the Company and Parent shall afford to the other party, and to the other party’s officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access (including for the purpose of coordinating transition planning with the employees of the Company and its Subsidiaries) during normal business hours and upon reasonable prior notice to such other party during the period prior to the Effective Time or the termination of this Agreement to all of its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records as each of the Company and Parent, as applicable, may from time to time reasonably request. During such period, the Company shall furnish promptly to Parent (x) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (y) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided, however, that nothing in this Section 6.03(a) shall require the parties (i) to permit any inspection, or to disclose any information, that in the applicable party’s reasonable judgment would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality to a third party, (ii) to disclose any information if such disclosure could result in the loss of attorney-client privilege (provided that the applicable party and/or its counsel shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow disclosure in a manner that does not result in the loss of attorney-client privilege), (iii) to disclose any information if such disclosure would constitute a violation of any applicable Law, (iv) to permit the other party or any of its Representatives to perform any onsite procedure with respect to any of its or its Subsidiaries’ properties, (v) to disclose new applications (IND, BLA or equivalent), prior approval supplements or their equivalents, and submissions classifiable as CBE or CBE 30, (vi) to disclose competitively sensitive information or (vii) to compile or develop information not compiled or developed for

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its own purpose; provided, further, however, that with respect to clauses (i) through (vii) of this Section 6.03(a), the applicable party shall use its reasonable best efforts to (A) obtain the required consent of any third party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent or the Company, as applicable, provided that any such efforts shall not obligate the Company or Parent, as applicable, to incur any costs or other liabilities in connection therewith. All requests for information made pursuant to this Section 6.03 shall be directed (x) in the case of a request by Parent, to John Gaither, Jr. or another Person designated by the Company and (y) in the case of a request by the Company, to David Bell, Vice President — Corporate Operations of HoldCo, or another Person designated by Parent.

(b) Each of Parent and the Company shall hold, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to hold, all information received from the other party, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and be subject to, the terms and conditions of the Confidentiality Agreement dated as of February 2, 2010 between Parent and the Company (the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement. No investigation pursuant to this Section 6.03 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement.

Section 6.04.  Efforts; Further Action.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Law to consummate the Merger and the other transactions contemplated by this Agreement and the Voting Agreements, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement and the Voting Agreements. In furtherance and not in limitation of the foregoing, each party hereto agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Antitrust Law with respect to the transactions contemplated hereby as promptly as practicable after the date hereof, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law and (iii) use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Merger under the HSR Act, the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen), the Spanish Defense of Competition Law (Ley 15/2007, de 3 de julio, de Defensa de la Competencia) and any other applicable Antitrust Laws so as to enable the Closing to occur no later than the Outside Date.

(b) To the fullest extent permitted by applicable Law, each of Parent and HoldCo, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.04(a), use its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) seek the Company’s review and comments on strategy and submissions in a timely manner; (iii) consider in good faith the views of the other party and keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity or Self-Regulatory Organization and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review in draft any communication to be submitted by it to, give reasonable consideration to the other party’s comments thereon, and consult with each other in advance of any in-person or telephonic meeting or conference with, the FTC, the DOJ or any other Governmental Entity or Self-Regulatory Organization or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or Self-Regulatory Organization or other Person, give the other party or its Representatives the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law; provided, however, that in the event of any disagreement concerning any such filing, submission, investigation, inquiry,

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proceeding, communication or meeting, the determination of Parent shall be final and conclusive; provided, further, that nothing in this Agreement shall prevent a party from responding to or complying with a subpoena or other legal process required by Law or submitting documents or factual information in response to a request therefor. For purposes of this Agreement, (A) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other federal, state and foreign, if any, statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and (B) “Foreign Antitrust Laws” means the applicable requirements of antitrust, competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 6.04(a) and Section 6.04(b), each party hereto shall use its best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Voting Agreements or the consummation of the transactions contemplated hereby and thereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity or Self-Regulatory Organization vacated or reversed). Neither party shall, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to or the consummation of such acquisition would be reasonably likely to result in the material delay or impairment of (i) the ability of the parties to obtain the applicable clearance, approval or waiver from a Governmental Entity or Self-Regulatory Organization charged with the enforcement of any Antitrust Law with respect to the transactions contemplated by this Agreement or (ii) the expiration or termination of any applicable waiting period. For the avoidance of doubt, Parent shall direct and fully control any lawsuits or other legal proceedings described in this Section 6.04(c); provided, however, that, subject to Parent’s overall direction and control, if the Company is a party to any such lawsuit or other legal proceeding, it shall have the right to act independently in a reasonable manner with respect to any matter to the extent that such matter would reasonably be expected to result in an Order that would have an adverse effect on the Company as a separate company if the Merger were not consummated (provided that in such circumstance the Company shall consult with Parent and consider Parent’s views and comments in good faith).

(d) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity, Self-Regulatory Organization or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, HoldCo and the Company shall cooperate with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including by litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, Governmental Entity or Self-Regulatory Organization, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions.

(e) Parent shall determine, direct and have full control over the strategy and process by which the parties will seek required approvals under Antitrust Laws, including the sole right to make all determinations with respect to the matters described in the next sentence. In furtherance of, and not in limitation of, the covenants of the parties contained in Section 6.04(a), Section 6.04(b), Section 6.04(c) and Section 6.04(d), Parent shall use its best efforts to take, or cause to be taken, all such further actions as may be necessary to resolve such objections, if any, as the FTC, the DOJ, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Law with respect to the Merger and the other transactions contemplated hereby, and shall use its best efforts to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity or Self-Regulatory Organization with respect to the Merger so as to enable the Closing to occur no later than the Outside Date, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, regardless of the consideration, the sale, divestiture, license or disposition of any assets or businesses of the Company or its Subsidiaries or controlled Affiliates or of Parent or its Subsidiaries or controlled Affiliates, and (y) otherwise taking or committing to take any

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actions that after the Closing Date would limit the freedom of Parent, the Company or their Subsidiaries’ or controlled Affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, in each case as may be required in order to effect the satisfaction of the conditions to the Merger set forth in Article VII prior to the Outside Date and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding that would otherwise have the effect of preventing the Closing or delaying the Closing beyond the Outside Date; provided, however, that neither the Company nor any of its Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any Order, requirement, condition, understanding or agreement of or with a Governmental Entity or Self-Regulatory Organization to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, unless such Order, requirement, condition, understanding or agreement is binding on the Company only in the event that the Closing occurs.

(f) Any other provision of this Agreement notwithstanding, in connection with obtaining any approval or consent from any Person (other than a Governmental Entity) with respect to the Merger, without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall take any action, agree to take any action or consent to the taking of any action pursuant to this Section 6.04 (including with respect to selling, holding separate or otherwise disposing of assets or conducting its business in a specified manner).

(g) Any other provision of this Agreement notwithstanding, nothing in this Section 6.04 shall limit a party’s right to terminate this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii), as applicable.

Section 6.05.  Company Equity Awards.

(a) At the Effective Time, each then outstanding Option, whether or not exercisable at the Effective Time, shall, by virtue of the transactions contemplated by this Agreement and without any action on the part of the holders thereof, be deemed subject to a cashless exercise and the holder of each Option shall be deemed to receive by virtue of such deemed cashless exercise a number of shares of Company Virginia Sub Common Stock equal to (i) the number of shares of Company Virginia Sub Common Stock subject to each Option, less (ii) the number of shares of Company Virginia Sub Common Stock equal in value to the sum of (A) the aggregate exercise price of each Option and (B) the aggregate income and employment withholding taxes payable as a result of the deemed exercise of each Option, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount. Immediately following such deemed cashless exercise, the net number of shares of Company Virginia Sub Common Stock deemed issued in connection with the deemed cashless exercise of each Option hereunder shall be converted into the right of the holder of the corresponding Option to receive the Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III. All income and employment withholding taxes payable as a result of the conversion of such Company Virginia Sub Common Stock deemed issued in connection with the deemed cashless exercise of each Option hereunder shall be satisfied by withholding proportionately from the Common Stock Share Consideration and Common Stock Cash Consideration otherwise payable to the holder of such Option in respect of such Company Virginia Sub Common Stock, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount.

(b) Immediately prior to the Effective Time, each Company RSU that has been converted pursuant to Section 1.07 and that is outstanding immediately prior to the Effective Time shall, by virtue of this Agreement, be vested and cancelled and converted into the right to receive from the Exchange Agent, within five Business Days following the Effective Time, in exchange, for each share of Company Virginia Sub Common Stock underlying or subject to such converted Company RSU (based on a deemed achievement of performance conditions at target level, if applicable), the Common Stock Merger Consideration in the manner contemplated by Article III. All income and employment withholding taxes payable as a result of the vesting of such Company RSUs shall be satisfied by withholding proportionately from the Common Stock Share Consideration and Common Stock Cash Consideration, otherwise payable to the holder of such Company RSU in respect of such Company RSU, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount. Notwithstanding the foregoing, each Company RSU granted pursuant to any of the Company Stock Plans at the time of the Initial Public Offering of the Company to an individual who was granted 100 or fewer Company

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RSUs at such time and that has been converted pursuant to Section 1.07 and is outstanding immediately prior to the Effective Time shall, by virtue of this Agreement, be vested and cancelled and entitle the holder thereof to receive from the Exchange Agent in exchange for each share of Company Common Stock underlying or subject to such Company RSU (based on a deemed achievement of performance conditions at target level, if applicable), the Per Share Amount in cash five Business Days following the Effective Time, less any income and employment withholding taxes payable as a result of the vesting of such Company RSUs.

(c) Immediately prior to the Effective Time, each Stock-Based Award (other than Options, Company Restricted Stock and converted Company RSUs) outstanding immediately prior to the Effective Time shall, by virtue of this Agreement, be vested and cancelled and converted into the right to receive from the Exchange Agent, within 5 Business Days following the Effective Time, in exchange, for each share of Company Virginia Sub Common Stock underlying or subject to such converted Stock-Based Award (based on a deemed achievement of performance conditions at target level, if applicable), the Common Stock Merger Consideration in the manner contemplated by Article III. All income and employment withholding taxes payable as a result of the vesting of such Stock-Based Awards shall be satisfied by withholding proportionately from the Common Stock Share Consideration and Common Stock Cash Consideration, otherwise payable to the holder of such Stock-Based Award in respect of such Stock-Based Award, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount.

(d) Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Stock Option, Company RSUs, Company Restricted Stock or Company Stock-Based Award informing such holder of the effect of the transactions contemplated by this Agreement on the Company Stock Options, Company RSUs, Company Restricted Stock or Company Stock-Based Award, as applicable. Prior to the Effective Time, the Company shall pass resolutions to approve the treatment of Company Stock Options, Company RSUs, Company Restricted Stock and Company Stock-Based Awards as set forth in this Section 6.05.

Section 6.06.  Certain Indebtedness.

(a) The Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries and their respective Representatives to provide, cooperation reasonably requested by Parent in connection with the defeasance and/or discharge of the 7.75% Senior Notes due 2016 (the “Notes”), issued pursuant to that certain Indenture dated as of October 21, 2009 (the “Indenture”), by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., national banking association, as trustee, including, at Parent’s request, using their respective reasonable best efforts to cause the covenant defeasance of the Notes pursuant to the defeasance provisions of the Indenture (the “Defeasance”); provided (A) Parent shall deliver to, or shall cause to be delivered to, the Company or a paying agent identified by the Company to Parent and reasonably acceptable to Parent sufficient funds to effect such defeasance and/or discharge, and (B) the Company shall not be required to cause any Defeasance (or give any irrevocable notice thereof, or take any other irrevocable actions in respect thereof) prior to the Closing Date and immediately prior to the Effective Time;

(b) The Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries and their respective Representatives to provide, cooperation reasonably requested by Parent in connection with any offers to purchase (each, a “Tender”) commenced by Parent (or any other Person acting at Parent’s request) with respect to all or a portion of the Notes; provided (A) any such Tender is conducted in compliance with applicable Laws and SEC rules and regulations, and (B) any Tender shall be consummated no earlier than, and shall be explicitly conditioned upon the occurrence of, the Effective Time;

(c) The Company shall use its reasonable best efforts to cooperate in connection with any consent solicitation with respect to the amendment or waiver of any of the terms of the Indenture, provided (A) that such consent solicitation is conducted by Parent in compliance with applicable Laws and SEC rules and regulations; and (B) any consent solicitation shall be consummated no earlier than, and shall be explicitly conditioned upon the occurrence of, the Effective Time.

(d) If this Agreement is terminated (other than pursuant to Section 8.01(c) or Section 8.01(e)) prior to the consummation of the Merger, Parent shall reimburse the Company for all reasonable and documented out of pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries pursuant to, and in

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accordance with, this Section 6.06. Parent shall indemnify and hold harmless the officers and directors of the Company and its Subsidiaries and, if the Effective Time does not occur, the Company and its Subsidiaries, from and against any and all damages suffered or incurred by any of them in connection with any actions taken pursuant to, and in accordance with, this Section 6.06; provided, however, that Parent shall not have any obligation to indemnify and hold harmless any such Person to the extent that any such damages suffered or incurred arose from disclosure regarding the Company or any of its Subsidiaries that is determined to have contained a material misstatement or omission.

(e) Notwithstanding anything to the contrary in this Section 6.06, the refinancing and/or discharge of the Notes described in Section 6.06(a) shall be conditioned on the completion of the Merger.

Section 6.07.  Indemnification, Exculpation and Insurance.

(a) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company as provided in the Company Certificate, the Company Bylaws or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect in the certificates of incorporation and bylaws or similar organizational documents of the Surviving Corporation and its Subsidiaries, the exculpation, indemnification and advancement of expenses provisions of the Company’s and its Subsidiaries’ certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification Contracts of the Company or its Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.07.

(b) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each individual who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (the “Officer Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of matters existing or occurring at or prior to the Effective Time, including in connection with any actions or omissions taken at the request of Parent, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and its certificate of incorporation or bylaws in effect on the date hereof to indemnify such Person (and Parent shall cause the Surviving Corporation to also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under applicable Law).

(c) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall expressly assume the obligations set forth in this Section 6.07.

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(d) For six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the Company’s current directors’ and officers’ liability insurance (or such other insurance that is no less favorable to the Officer Indemnified Parties than the Company’s current directors’ and officers’ liability insurance) in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been heretofore delivered to Parent), on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, (i) the Company may, at its election, substitute therefor a single premium tail policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company; or (ii) if the Company does not substitute as provided in clause (i) above, then Parent may (A) substitute therefor policies of Parent, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, containing terms with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers or (B) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); provided, further, that in connection with this Section 6.07(d), neither the Company nor Parent shall pay a one-time premium (in connection with a single premium tail policy described above) in excess of the amount set forth in Section 6.07(d)(i) of the Company Disclosure Letter or be obligated to pay annual premiums (in connection with any other directors and officers insurance policy described above) in excess of the annual premiums set forth in Section 6.07(d)(ii) of the Company Disclosure Letter. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then the Company shall obtain the maximum amount of coverage as may be obtained for such amount.

(e) Parent shall, and shall cause the Surviving Corporation to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Officer Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.07, unless it is ultimately determined that such Officer Indemnified Party is not entitled to indemnity.

(f) The provisions of this Section 6.07 (i) are intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Officer Indemnified Party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. Nothing in this Agreement, including this Section 6.07, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.07 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 6.07 shall survive the consummation of the Merger.

Section 6.08.  Public Announcements.  Except with respect to any Company Adverse Recommendation Change or Parent Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.09.  Section 16 Matters.  Prior to the Effective Time, each of Parent and the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Non-Voting Stock (including derivative securities with respect to Parent Non-Voting Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

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Section 6.10.  Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the Parent ADRs to be issued in the Merger (i.e. required to be delivered as Common Stock Share Consideration pursuant to Section 3.01(c) and required to be delivered as aggregate stock consideration pursuant to Section 6.05) to be approved for listing upon the Effective Time on the NASDAQ Stock Market and to cause the Parent Non-Voting Shares to be approved for listing, and remain listed, on the Spanish Stock Exchanges/SIBE.

Section 6.11.  Transaction Litigation.  The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent.

Section 6.12.  Employee Matters.

(a) For a period of 12 months following the Effective Time, the employees of the Company and its Subsidiaries who remain in the active employment of the Surviving Corporation and its Subsidiaries (the “Continuing Employees”) shall receive annual base salary, other compensation opportunities and employee benefits that, in the aggregate, are substantially similar to the employee benefits provided by Parent and its Subsidiaries to its similarly situated U.S.-based employees generally; provided that neither Parent nor the Surviving Corporation nor any of their Subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements. For a period of 12 months following the Effective Time, Parent and its Affiliates shall provide to any terminated Continuing Employee (who is not party to an employment agreement) severance benefits in amounts and on terms and conditions no less favorable than the severance benefits that would have been provided by the Company and its Affiliates to such employee immediately prior to the Effective Time.

(b) Each Continuing Employee shall be given credit for service with the Company or its Subsidiaries and their respective predecessors under any employee benefit plans or arrangements of Parent and its Subsidiaries for all purposes of eligibility, vesting and accrual of benefits solely to the extent past service was recognized for such Continuing Employees under the comparable Company Benefit Plans immediately prior to the Closing, and to the same extent past service is credited under such plans or arrangements for similarly situated employees of Parent. Notwithstanding the foregoing, nothing in this Section 6.12(b) shall be construed to require crediting of service for purposes of the calculation of benefits or that would result in (i) duplication of benefits, (ii) service credit for any purposes under a defined benefit pension plan or any post-employment health or post-employment welfare plan, or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Parent and its subsidiaries generally.

(c) With respect to any welfare plan maintained by Parent in which Continuing Employees are eligible to participate after the Effective Time, Parent shall use reasonable best efforts to, (i) waive all limitations as to preexisting conditions and exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions and waiting periods were satisfied or did not apply to such employees under the welfare plans maintained by the Company prior to the Effective Time, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time.

(d) Notwithstanding anything in this Section 6.12 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan maintained by the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries, or shall limit the right of Parent to amend, terminate or otherwise modify any Company Benefit Plan or any employee benefit plan maintained by Parent or any of its Subsidiaries following the Effective Time. Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific Person.

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Section 6.13.  Takeover Laws.  The Company and its Board of Directors shall (1) use reasonable best efforts to ensure that no state takeover Law (including Section 203 of the DGCL and Articles 14 and 14.1 of the VSCA) or similar Law or provision of the Company Certificate, including Article X thereof, restricting “business combinations” with “Interested Stockholders” is or becomes applicable to this Agreement, the Company Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement and the Company Voting Agreement and (2) if any state takeover Law, similar Law or provision of the Company Certificate, including Article X thereof, restricting “business combinations” with “Interested Stockholders” becomes applicable to this Agreement, the Company Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Company Voting Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement and the Company Voting Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Company Voting Agreement and otherwise to minimize the effect of such Law or provision of the Company Certificate, including Article X thereof, restricting “business combinations” with “Interested Stockholders” on this Agreement, the Company Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Company Voting Agreement.

Section 6.14.  Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter for the commitment period set forth therein, (ii) negotiate definitive agreements with respect thereto on the terms and conditions set forth in the Commitment Letter (the “Definitive Agreements”), (iii) satisfy on a timely basis all conditions to the funding of the Financing that are within its control and comply with its obligations and enforce its rights under the Commitment Letter and (iv) seek to obtain such third-party consents as may be reasonably required in connection with the Financing. Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources (including to reduce the amount of the Financing), provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter (A) shall not expand upon the conditions precedent to the Financing as set forth in the original Commitment Letter (whether by adding additional conditions precedent or modifying conditions precedent contained in the original Commitment Letter), (B) shall provide for a financing amount not less than the amount necessary to satisfy the Required Amounts in full after taking into account the Specified Financial Resources, and (C) shall not prevent or materially delay the consummation of the Mergers and the other transactions contemplated by this Agreement (any financing and related commitment satisfying the foregoing conditions (A)-(C), a “Qualifying Financing”). If any portion of the Financing becomes unavailable or Parent becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions contemplated in the Commitment Letter and such portion is reasonably required to satisfy the Required Amounts in full, Parent shall (1) notify the Company and (2) seek to arrange and obtain Qualifying Financing as promptly as reasonably practicable following the occurrence of such event. Parent shall give the Company prompt notice of any material breach by any party to the Commitment Letter (or commitment for any alternative financing obtained in accordance with this Section 6.14) or of any condition not likely to be satisfied, in each case, of which Parent becomes aware or any termination of the Commitment Letter (or commitment for any alternative financing obtained in accordance with this Section 6.14). Parent shall provide to the Company copies of all documents related to the Financing (other than any ancillary documents subject to confidentiality agreements, including fee letters and engagement letters). Parent shall refrain and shall cause its Affiliates to refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Commitment Letter or in any Definitive Agreement. Parent shall keep the Company informed on a prompt basis and in reasonable detail of the status of its efforts to arrange the Financing (or any replacement Financing). Parent shall use its reasonable best efforts to enforce its rights under the Commitment Letter and to cause the lenders and the other Persons providing such Financing (or any alternative financing) to fund the Financing (or alternative financing) required to consummate the Merger on the Closing Date in accordance with the terms of such Financing (or alternative financing), including by commencing a litigation proceeding against any breaching financial institution or institutions in which Parent will use its reasonable best

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efforts to compel such breaching institution or institutions to provide its portion of such Financing as required. Parent shall use reasonable best efforts to maintain available to itself sufficient Specified Financial Resources such that the representation contained in the third-to-last sentence of Section 4.02(k) remains true and correct as of each date from and after the date hereof until the earlier to occur of the Effective time and the termination of this Agreement in accordance with Section 8.01.

(b) The Company shall provide, and shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide, at Parent’s sole expense, such cooperation in connection with the Financing as Parent shall reasonably request (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using reasonable best efforts to (i) provide, as promptly as reasonably practicable, information relating to the Company and its Subsidiaries to the Financing Sources (including information to be used in the preparation of a customary information package regarding the business, operations, financial condition, projections and prospects of the Company and its Subsidiaries customary for financings similar to the Financing) to the extent reasonably requested by Parent and/or the Financing Sources to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter, (ii) cause its senior management and other appropriate employees of the Company to participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, (iii) assist in the preparation of such documents and materials as may be reasonably required in connection with the Financing, including (A) any customary offering documents, private placement memoranda, bank information memoranda, Form 8-Ks, registration statements, prospectuses and similar documents (including historical and pro forma financial statements and information) for any of the Financing, and (B) materials for rating agency presentations, (iv) consent to the use of the Company’s and its Subsidiaries’ logos to the extent customary in connection with marketing the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, (v) execute and deliver (or use reasonable best efforts to obtain from their advisors), and cause its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from their advisors), customary certificates (but, for the avoidance of doubt, excluding any certificate with respect to solvency matters), accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Parent as necessary and customary in connection with the Financing, (vi) assist in the preparation of and entering into one or more credit agreements and other loan documents, underwriting or note purchase agreements, indentures, currency or interest hedging agreements, or other agreements; provided, however, that no obligation of the Company or any of its Subsidiaries under any such agreements shall be effective until the Effective Time, (vii) use its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including using reasonable best efforts to provide customary comfort letters to the underwriters in connection with the initial purchase of any securities in connection with the Financing and to provide customary consents to inclusion of their audit reports in registration statements of the Company, (viii) provide authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or securities, (ix) use its reasonable best efforts to facilitate contact between the Financing Sources and the principal existing lenders of the Company, and (x) cooperate reasonably with Parent’s Financing Sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company; provided that, until the Effective Time occurs, neither the Company nor any of its Subsidiaries, nor any of their respective officers or directors, as the case may be, shall (1) be required to pay any commitment or other similar fee, (2) enter into any definitive agreement or have any liability or any obligation under any certificate, document, instrument, credit agreement or any related document or any other agreement or document related to the Financing (or alternative financing that Parent may raise in connection with the transactions contemplated by this Agreement), (3) unless promptly reimbursed by Parent, be required to incur any other expenses in connection with the Financing (or any alternative financing that Parent may raise in

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connection with the transactions contemplated by this Agreement) or (4) be required to take any action in their capacity as a director of the Company or any of its Subsidiaries with respect to the Financing (or any alternative financing) (provided that the Company shall cooperate with Parent, if requested by Parent, to appoint Parent’s designees to the Board of Directors or similar governing bodies of the Subsidiaries of the Company, as of the Closing Date, for the purpose of taking corporate action related to the Financing as of the Closing); provided, further, that all non-public or otherwise confidential information regarding the Company obtained by Parent, HoldCo or their Representatives pursuant to this Section 6.14 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and HoldCo shall be permitted to disclose such customary and reasonable information to potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out of pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with their respective obligations pursuant to, and in accordance with, this Section 6.14, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all damages, losses, costs, liabilities or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than information provided by the Company or any of its Subsidiaries) and all other actions taken by the Company, its Subsidiaries and their respective Representatives pursuant to this Section 6.14(b). In the event that the Commitment Letter or the Definitive Agreements are amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing in accordance with Section 6.14(a), or if Parent substitutes other debt or equity financing for all or a portion of the Financing in accordance with Section 6.14(a), the Company shall comply with its covenants in the foregoing provisions of this Section 6.14(b) with respect to the Commitment Letter or the Definitive Agreements, as applicable, as so amended, replaced, supplemented or otherwise modified and with respect to such other debt or equity financing to the same extent that the Company would have been obligated to comply with respect to the Financing, but only to the extent that any such cooperation is not materially more burdensome to the Company, its Subsidiaries or their respective Representatives, as applicable.

(c) It is agreed by the parties that Parent shall not be obligated to (i) obtain alternative financing on terms materially less favorable in the aggregate to Parent than the terms and conditions set forth in the Commitment Letter or (ii) (A) issue any equity securities, (B) except in connection with accounts receivable financings, working capital improvements and sale-leaseback arrangements and similar transactions contemplated by the Commitment Letter, divest, sell, license or otherwise dispose of (including holding separate pending such disposition) any assets, or (C) engage in any transaction similar to the transactions described in the foregoing clauses (A) and (B), in each case in connection with obtaining the Financing as required (it being understood, however, that nothing in this Section 6.14(c) shall limit or reduce Parent’s obligations pursuant to Section 6.04); provided that Parent’s failure, in the case of clause (i), to obtain alternative or replacement financing (regardless of the favorability or unfavorability of terms and regardless of availability), or its failure to take (or election not to take), in the case of clause (ii) any of the actions referred to in clauses (ii)(A) — (C) shall not relieve Parent from any obligation or consequence relating to a Financing Failure.

Section 6.15.  Certain Tax Matters.  During the period from the date of this Agreement to the Effective Time, the Company and each of its Subsidiaries shall use commercially reasonable efforts to notify Parent of the receipt of written notice of any material suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax.

Section 6.16.  Company Cooperation on Certain Matters.  After the date hereof and prior to the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the Company and its Subsidiaries and integration planning matters and communicate and consult with specific Persons to be identified by each party to the other with respect to the foregoing.

Section 6.17.  Control of Operations.  The parties understand and agree that nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control, management and supervision over its operations.

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Section 6.18.  Formation and Joinder of Company Virginia Sub.  The Company shall, as soon as reasonably practicable following the execution of this Agreement by Parent, HoldCo and the Company, take all requisite action to cause Company Virginia Sub to be duly incorporated and organized under the VSCA and to become a party and signatory to this Agreement. Immediately following the incorporation and organization of Company Virginia Sub, the Company shall, in its capacity as the sole stockholder of Company Virginia Sub, adopt the Plan of Merger and the Reincorporation Plan of Merger.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Mergers and conduct the Closing is subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals.  (i) The Company Stockholder Approval shall have been obtained and (ii) the Parent Stockholder Approval shall have been obtained.

(b) No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other judgment, Order or decree (a “Restraint”) of any court or agency of competent jurisdiction located in the United States or in any other jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in business activities that prohibits the consummation of the Merger shall have been issued and remain in effect, and no Law shall have been enacted, issued, enforced, entered, or promulgated and remains in effect that prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement.

(c) Antitrust Laws.

(i) All applicable waiting periods under (A) the HSR Act, and (B) the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen),with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

(ii) All applicable approvals and authorizations under the Spanish Defense of Competition Law (Ley 15/2007, de 3 de julio, de Defensa de la Competencia) with respect to the transactions contemplated by this Agreement shall have been obtained (whether implicitly through the expiration of any waiting periods or explicitly by resolution).

(d) Form F-4.  The Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

Section 7.02.  Conditions to Obligations of Parent and HoldCo.  The obligations of Parent and HoldCo to effect the Mergers and conduct the Closing are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 4.01(d) (Authority), Section 4.01(t) (Voting Requirements), Section 4.01(u) (State Takeover Laws; Company Certificate Provisions) and Section 4.01(v) (Brokers and Other Advisors) and clause (i) of Section 4.01(e) (Noncontravention) shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 4.01(c) (Capital Structure; Indebtedness) (other than clause (vi) of Section 4.01(c), the last sentence of clause (v) of Section 4.01(c) and the first sentence of Section 4.01(y) (Company Virginia Sub)) shall be true and correct in all respects (other than in de minimis respects) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, (iii) the representations and warranties of the Company contained in the first sentence of Section4.01(h) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date and (iv) all other representations

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and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) except, in the case of this clause (iv), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) Director Resignations.  The Reincorporation Merger Surviving Corporation shall have delivered to Parent the resignation of each member of the Board of Directors of the Reincorporation Merger Surviving Corporation effective as of the Effective Time.

Section 7.03.  Conditions to Obligation of the Company.  The obligation of the Company to effect the Mergers and conduct the Closing is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  (i) The representations and warranties of Parent and HoldCo contained in Section 4.02(c) (Authority), Section 4.02(d) (Noncontravention), Section 4.02(k) (Financing), and Section 4.02(l) (Voting Requirements) shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent and HoldCo contained in Section 4.02(b) (Capital Structure) shall be true and correct in all respects (other than in de minimis respects) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, (iii) the representations and warranties of Parent contained in the first sentence of Section 4.02(f) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, and (iv) all other representations and warranties of Parent and HoldCo contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) except, in the case of this clause (iv), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and HoldCo.  Parent and HoldCo shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Spanish Prospectus Approval.  The Spanish Prospectus shall have been approved by, and registered with, the CNMV.

(d) Issuance and delivery of Parent Non-Voting Shares.  The Parent Non-Voting Shares required for the issuance of the Parent ADRs to be delivered to the stockholders of the Company as contemplated by this Agreement shall have been validly issued in accordance with all applicable Laws and the Parent Charter Documents and the Parent By-Law Amendments.

(e) Exchange Listing.  (i) The Parent ADRs to be delivered to the stockholders of the Company as contemplated by this Agreement shall have been approved for listing on the NASDAQ Stock Market, subject to

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official notice of issuance and (ii) the Parent Non-Voting Shares underlying such Parent ADRs shall have been admitted to listing in the Spanish Stock Exchanges/SIBE.

(f) Capital Increase and Deed of By-Law Amendments.  The Deed of Capital Increase and the Deed of By-Law Amendments shall have been granted before a Spanish public notary, and registered by the Commercial Registry.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval and/or the Parent Stockholder Approval:

(a) by mutual written consent of Parent, HoldCo and the Company;

(b) by either Parent or the Company:

(i) if the Mergers shall not have been consummated on or before March 6, 2011 (the “Outside Date”); provided, however, that if on such Outside Date both (A) either of the conditions set forth in Section 7.01(b) or Section 7.01(c) shall not have been satisfied or the reason the Mergers shall not have been consummated on or before the original Outside Date shall have been a Financing Failure and (B) Parent shall have Qualifying Financing (which may include the original Commitment Letter) with an expiration date that is later than the original Outside Date, then, at the written election of Parent or the Company, such Outside Date shall be extended to the earlier of (x) the date of the expiration of such Qualifying Financing (including any extension or replacement thereof that is itself a Qualifying Financing) (the “Financing Commitment Expiration Date”) and (y) September 6, 2011 (and in the case of such extension, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the earlier of the Financing Commitment Expiration Date and September 6, 2011). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to (A) any party whose breach of an agreement or covenant in this Agreement has been a proximate cause of, or resulted in, the failure of the Mergers to be consummated on or before the Outside Date; provided, however, that Parent shall nevertheless have the right to terminate this Agreement pursuant to this Section 8.01(b)(i) following any breach by Parent or HoldCo that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) any Financing Covenant or any Antitrust Covenant (or otherwise causes or results in (or would cause or result in) a Financing Failure or Antitrust Approval Failure) other than any such breach of the Financing Covenants referenced in Section 9.10(f)(i)(A) or Section 9.10(f)(i)(B) with respect to which the Company is entitled to seek (and has sought and continues to seek) specific performance pursuant to this Agreement, (B) the Company, if the material breach of an agreement or covenant of the Company Stockholder Party in the Company Voting Agreement has been a proximate cause of, or resulted in, the failure of the Merger to be consummated on or before the Outside Date, or (C) Parent, if the material breach (or breaches) by one or more Parent Stockholder Parties of any of the agreements or covenants contained in one or more of the Parent Voting Agreements has (or have) been, individually or in the aggregate, a proximate cause of, or resulted in, the failure of the Merger to be consummated on or before the Outside Date;

(ii) if any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting either Merger, and such Order or action shall have become final and nonappealable; provided, however, that the right to terminate under this Section 8.01(b)(ii) shall not be available to any party whose breach of an agreement or covenant in this Agreement has been a proximate cause of, or resulted in, such action; provided, however, that Parent shall nevertheless have the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) following any breach by Parent or HoldCo that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) any Antitrust Covenant;

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(iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate under this Section 8.01(b)(iii) shall not be available to (A) any party whose breach of an agreement or covenant in this Agreement has been a proximate cause of, or resulted in, such failure or (B) the Company, if the material breach of an agreement or covenant of the Company Stockholder Party in the Company Voting Agreement has been a proximate cause of, or resulted in, such failure; or

(iv) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate under this Section 8.01(b)(iv) shall not be available to (A) any party whose breach of an agreement or covenant in this Agreement has been a proximate cause of, or resulted in, such failure, or (B) Parent, if the material breach (or breaches) by one or more Parent Stockholder Parties of any of the agreements or covenants contained in one or more of the Parent Voting Agreements has (or have) been, individually or in the aggregate, a proximate cause of, or resulted in, such failure;

(c) by Parent if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is not cured by the Company by the date that is one day prior to the Outside Date or by its nature is incapable of being cured by the Company by the Outside Date;

(d) by the Company:

(i) if Parent or HoldCo shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.01(d) or Section 7.03 and (B) is not cured by Parent or HoldCo by the date that is one day prior to the Outside Date or by its nature is incapable of being cured by Parent or HoldCo by the Outside Date; or

(ii) prior to the time at which the Parent Stockholder Approval has been obtained, in the event that (A) a Parent Adverse Recommendation Change (or any action by any committee of the Board of Directors of Parent which, if taken by the full Board of Directors of Parent, would be a Parent Adverse Recommendation Change) shall have occurred;

(iii) One or more Parent Stockholder Parties shall have breached or failed to perform in any material respect any of the representations and warranties, covenants or agreements set forth in their respective Parent Voting Agreements with the result that Parent was unable to comply in all material respects with its obligations under the first two sentences of Section 6.02(b); or

(e) by Parent:

(i) prior to the time at which the Company Stockholder Approval has been obtained, in the event that (i) a Company Adverse Recommendation Change (or any action by any committee of the Board of Directors of the Company which, if taken by the full Board of Directors of the Company, would be a Company Adverse Recommendation Change) shall have occurred and a Voting Agreement Percentage Change shall have occurred; or

(ii) the Company Stockholder Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements set forth in the Company Voting Agreement with the result that the Company is unable to comply in all material respects with its obligations under the first three sentences of Section 6.01(f).

Section 8.02.  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, HoldCo or the Company under this Agreement, other than the second sentence of Section 6.03(b), the provisions of Section 6.06 and Section 6.14 regarding reimbursement of expenses and indemnification, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such

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termination indefinitely; provided, however, that, subject to Section 9.10(g) and Section 9.10(h), no such termination shall relieve any party hereto from any liability or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful breach by another party of any of its covenants or other agreements set forth in this Agreement.

Section 8.03.  Fees and Expenses.

(a) Except as provided in this Section 8.03, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with the printing and mailing of the Form F-4, the Proxy Statement/Prospectus and the Spanish Prospectus and filing fees in connection with notices or other filings with any Governmental Entities under Antitrust Laws shall be shared equally by Parent and the Company.

(b) In the event that:

(i) (A) this Agreement is terminated by Parent pursuant to Section 8.01(e)(ii) or (B) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(iii) and at the time of such termination, a Company Adverse Recommendation Change shall have been effected relating to a Superior Proposal or an Intervening Event (or any action publicly announced by any committee of the Board of Directors of the Company which, if taken by the full Board of Directors of the Company, would be a Company Adverse Recommendation Change relating to a Superior Proposal or an Intervening Event shall have been made) and a Voting Agreement Percentage Change shall have occurred, then the Company shall pay or cause to be paid to Parent a fee in the amount equal to $100,000,000 (the “Company Termination Fee”), by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(ii) this Agreement is terminated by Parent pursuant to Section 8.01(e)(i) in connection with a Superior Proposal, then the Company shall pay or cause to be paid to Parent the Company Termination Fee, by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(c) In the event that (i) this Agreement is terminated by the Company pursuant to Section 8.01(d)(iii) or (ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(iv) and at the time of such termination, a Parent Adverse Recommendation Change shall have been effected (or any action publicly announced by any committee of the Board of Directors of Parent which, if taken by the full Board of Directors of Parent, would be a Parent Adverse Recommendation Change shall have been made), then Parent shall pay or cause to be paid to the Company a fee in the amount equal to $100,000,000 (the “Parent Termination Fee”), by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(d) In the event that after the date hereof, (i) a Takeover Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal and such Takeover Proposal or announcement of an intention to make a Takeover Proposal shall not have been publicly withdrawn at least ten Business Days prior to the Company Stockholders’ Meeting (in the case of a termination pursuant to Section 8.01(b)(iii)) or the date of the termination (in the case of a termination pursuant to Section 8.01(b)(i) or Section 8.01(c), (ii) thereafter this Agreement is terminated pursuant to Section 8.01(b)(iii) or (y) Section 8.01(b)(i) or Section 8.01(c), (iii) within 12 months after any such termination referred to in clause (ii) above, the Company enters into a definitive Contract with respect to, or consummates the transactions contemplated by, any Takeover Proposal (regardless of whether such Takeover Proposal is (x) made before or after termination of this Agreement or (y) is the same Takeover Proposal referred to in clause (i) above), (iv) thereafter the transactions contemplated by such Takeover Proposal are consummated and (v) in the case of termination pursuant to Section 8.01(b)(i), the Company Stockholder Approval shall not have been obtained, then the Company shall pay to Parent the Company Termination Fee, by wire transfer of same day funds, on the date of consummation of the transactions contemplated by such Takeover Proposal; provided, however, that for purposes of the definition of “Takeover Proposal” in this Section 8.03(d), references to “15%” shall be replaced by “35%.”

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(e) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i), and at the time of any such termination on the Outside Date, the conditions set forth in Section 7.01 (other than any of the conditions set forth in (i) Section 7.01(a)(ii), (ii) Section 7.01(b) only to the extent such condition has not been satisfied due to an Antitrust Approval Failure, (iii) Section 7.01(c) or (iv) Section 7.01(d)) and Section 7.02 shall have been satisfied or waived and the failure of the Mergers to be consummated and the Closing to have occurred on or by the Outside Date was not due to the Company’s invocation of failure of the condition contained in Section 7.03(a), then Parent shall pay to the Company a fee in the amount equal to $375,000,000 (the “Reverse Break-Up Fee”) as liquidated damages hereunder, by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(f) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(ii), and at the time of any such termination, (A) Parent is not permitted to terminate this Agreement pursuant to Section 8.01(c) and (B) there is no state of facts or circumstances (excluding the facts or circumstances that constitute or give rise to the event or matter giving rise to the termination pursuant to Section 8.01(b)(ii)) that would reasonably be expected to cause the conditions set forth in Section 7.01 (other than any of the conditions set forth in (w) Section 7.01(a)(ii), (x) Section 7.01(b) only to the extent such condition would not be satisfied due to an Antitrust Approval Failure, (y) Section 7.01(c) or (z) Section 7.01(d)) not to be satisfied on or prior to the Outside Date, then Parent shall pay to the Company the Reverse Break-Up Fee as liquidated damages hereunder, by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(g) In the event this Agreement is terminated (i) by the Company pursuant to Section 8.01(d)(i) due to a breach by Parent or HoldCo of any of its representations, warranties or covenants in this Agreement that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) any Financing Covenant or any Antitrust Covenant (or otherwise causes or results in (or would cause or result in) a Financing Failure or Antitrust Approval Failure) and (ii) at the time of such termination, (A) Parent is not permitted to terminate this Agreement pursuant to Section 8.01(c) and (B) there is no state of facts or circumstances (excluding the facts or circumstances that constitute or give rise to the event or matter giving rise to the termination pursuant to Section 8.01(d)(i)) that would reasonably be expected to cause the conditions set forth in Section 7.01 (other than any of the conditions set forth in (w) Section 7.01(a)(ii), (x) Section 7.01(b) only to the extent such condition would not be satisfied due to an Antitrust Approval Failure, (y) Section 7.01(c) or (z) Section 7.01(d)) not to be satisfied on or prior to the Outside Date, then Parent shall pay to the Company the Reverse Break-Up Fee as liquidated damages hereunder, by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(h) Each party agrees that notwithstanding anything in this Agreement to the contrary:

(i) in the event that both the Reverse Break-Up Fee and the Parent Termination Fee become payable hereunder, Parent shall pay, and the Company shall be entitled to receive, the Reverse Break-Up Fee only; and, in no event shall the Company be entitled to or receive an aggregate amount under this Section 8.03 greater than the higher of (1) the single Reverse Break-up Fee and (2) the single Parent Termination Fee, in each case, if payable hereunder; and

(ii) in no event shall the Company be required to pay or cause to be paid the Company Termination Fee more than once and in no event shall Parent be entitled to or receive more than one Company Termination Fee if payable hereunder.

(i) The Company and Parent acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would enter into this Agreement; accordingly if either the Company or Parent fails promptly to pay or cause to be paid any amount due pursuant to this Section 8.03, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for any Termination Fee, the Company shall pay or cause to be paid to Parent, or Parent shall pay to the Company, as applicable, its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 8.03 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal

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in effect on the date such payment was required to be made. All payments under this Section 8.03 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or Company.

Section 8.04.  Amendment.  This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval and/or the Parent Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the stockholders of the Company or further approval by the stockholders of Parent, as applicable, without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either the Company or Parent.

Section 8.05.  Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Except as provided by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02.  Notices.  Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by telecopy (which transmission is confirmed electronically) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or HoldCo, to:

Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Vallès 08174
Barcelona, Spain
Fax: +34.93.571.0267
Attention: Victor Grifols

with copies to:

Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Fax: (212) 969-2900
Attention: Peter Samuels

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 and

Osborne Clarke S.L.P.
Avenida Diagonal, 477
Planta 20
08036 Barcelona
Spain
Fax: +34.93.410.2513

Attention:	Tomás Dagá
Raimon Grifols

if to the Company, to:

Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Fax: 919.287.2807

Attention:	John F. Gaither, Jr.
Executive Vice President, General Counsel
& Corporate Secretary

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Fax: 212.403.2343
Attention: Mark Gordon

and

Uría Menéndez
Príncipe de Vergara, 187
Plaza de Rodrigo Uría
28002 Madrid
Fax: +34.91.586.04.71

Attention:	Juan Miguel Goenechea
Javier Illescas

Section 9.03.  Definitions.  For purposes of this Agreement:

(a) ‘‘$” or “dollars” means U.S. dollars.

(b) An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” shall have correlative meaning. For the avoidance of doubt, Centric Health Resources, Inc. shall not be deemed to be an Affiliate of the Company.

(c) ‘‘Antitrust Approval Failure” means either of the conditions set forth in Section 7.01(b) or Section 7.01(c) being not satisfied (in the case of Section 7.01(b), as a result of the enactment, issuance, promulgation, enforcement or entry of a Restraint under or relating to Antitrust Laws).

(d) ‘‘Antitrust Covenants” means the covenants and agreements of Parent or HoldCo herein to obtain all the requisite approvals, authorizations, clearances, waivers and expirations or terminations, as applicable waiting periods for the transactions contemplated by this Agreement under the HSR Act, the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschrankungen), the Spanish Defense of Competition Law

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(Ley 15/2007, de 3 de julio, de Defensa de la Competencia) or any other Applicable Antitrust Law, including Section 6.04(b), Section 6.04(c), Section 6.04(d), Section 6.04(e) and, to the extent related to the obtaining of such approvals and authorizations, Section 6.04(a).

(e) “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York and, for purposes of the Closing Date only, in Barcelona or Madrid, Spain.

(f) “CNMV” means the Spanish Comisión Nacional del Mercado de Valores.

(g) “Company Adverse Recommendation Change” means (i) the withdrawal, modification or qualification (or any public proposal to withdraw, modify or qualify) the Company Recommendation in any manner adverse to Parent or (ii) the favorable recommendation of (or any public proposal to favorably recommend) any Superior Proposal.

(h) “Company Personnel” means any current or former officer, employee, director or consultant of the Company or any of its Subsidiaries.

(i) “Environmental Laws” means all applicable Laws relating to pollution, the protection of human health and safety and the environment, preservation or reclamation of natural resources, noise, odors or the presence, management, Release of, or exposure to Hazardous Materials.

(j) “ERISA Affiliate” means, with respect to an entity, any other Person or entity that, together with such entity, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(k) “EU-IFRS” means the International Financial Reporting Standards, as adopted by the European Union.

(l) “Exchange Ratio” means 0.641; provided, however, that in no event will the aggregate Common Stock Share Consideration required to be paid pursuant to Section 3.01(c) exceed 86,500,000 Parent Non-Voting Shares and, in the event that, based on such 0.641 Exchange Ratio, the aggregate Common Stock Share Merger Consideration would exceed 86,500,000 Parent Non-Voting Shares, then the Exchange Ratio will be appropriately adjusted.

(m) “FDA” means the U.S. Food and Drug Administration.

(n) “Financing Covenants” means the covenants and agreements of Parent or HoldCo herein to obtain the Financing (or alternative financing) or that otherwise relate to the Financing (or alternative financing), including Section 6.14, and, to the extent related to the Financing (or alternative financing), Section 6.04(a).

(o) “Financing Failure” means Parent or HoldCo’s failure to conduct the Closing or consummate the Mergers and the other transactions contemplated by this Agreement by the Outside Date in accordance with this Agreement because of a failure to receive the proceeds from the Financing (including any alternate or replacement financing) or otherwise due to a lack of funds.

(p) “Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Financing (including any replacement financing) or other financings in connection with the transactions contemplated by this Agreement, including the parties to the Commitment Letter and any joinder agreements or credit agreements (including the Definitive Agreements) relating thereto.

(q) “Hazardous Materials” means, (i) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (ii) any other chemical, material, substance, waste, pollutant or contaminant, to the extent it could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law.

(r) “Health Care Laws” means all applicable Laws relating to the research, testing, production, manufacture, marketing, transfer, distribution and sale of pharmaceuticals, and of blood and plasma products, including with respect to the procurement of blood and plasma products from human donors, blood and plasma banking licensure, off-label drug promotion and misbranding, human subjects research, government health care program price reporting, good manufacturing practices, good laboratory practices, and adverse event reporting.

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(s) “Intellectual Property” means all (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, provisionals, reissues, re-examinations, and extensions thereof, (ii) trademarks, trade names, service marks, brand names, and domain names, and all applications and registrations therefor, (iii) copyrights and all applications and registrations therefor, (iv) technology, inventions, processes, know-how, and trade secrets and other proprietary rights including proprietary information, discoveries, formulae, records, forecasts, data, plans, drawings, operation procedures and manuals, and materials of a confidential nature, (v) computer software programs or applications and databases, and (vi) all other intellectual property and proprietary rights and tangible embodiments of each and any of the foregoing.

(t) “Intervening Event” means a Non-Superior Proposal Event that is a material event or circumstance (other than an event or circumstance relating to the likelihood of an Antitrust Approval Failure or a Financing Failure and other than a Takeover Proposal) that was not known to the Board of Directors of the Company on the date of this Agreement (or if known, the material consequences of which are not known to or reasonably foreseeable by such Board of Directors as of the date of this Agreement), which event or circumstance, or any material consequences thereof, becomes known to the Board of Directors of the Company prior to the time at which the Company receives the Company Stockholder Approval.

(u) “Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Annex A to this Agreement, and (ii) with respect to Parent, the actual knowledge of the individuals listed on Annex B to this Agreement.

(v) “Material Adverse Effect” means any change, event, development, effect, state of facts, condition, circumstance or occurrence (an “Effect”) that, individually or together with one or more contemporaneous Effects, is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event or development to the extent resulting from any of the following, shall be deemed to be, or to contribute to, or be taken into account in determining whether there has been or will be, a Material Adverse Effect:

(i) changes or developments in general economic, regulatory or political conditions (including changes in Law), or in the securities, credit, foreign exchange or financial markets in general, in each case to the extent such changes do not adversely affect the Company and its Subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate;

(ii) changes or developments in or affecting the industry in which the Company and its Subsidiaries operate, including (w) changes in the general market prices of Intravenous Immune Globulin (IVIG) or any other categories of therapies produced by the Company, (x) any discovery or outbreak of a virus or the pathogen affecting plasma products generally, (y) changes in reimbursement rules or policies applicable to therapies produced by the Company affecting plasma products or (z) changes in Law, whether generally or in any particular jurisdiction, in each case to the extent such changes or developments do not adversely affect the Company and its Subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate;

(iii) the enactment and implementation of the legislation known as the Patient Protection and Affordable Care Act and any amendments or reconciliations thereto, including the adoption or implementation of any laws, rules or regulations thereunder or in connection therewith by any Governmental Entity, in each case to the extent such actions do not adversely affect the Company and its Subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate;

(iv) the public announcement of the Merger or any of the other transactions contemplated by this Agreement and the Voting Agreements;

(v) the taking of any action specifically required by this Agreement or the Voting Agreements;

(vi) changes in the share price or trading volume of the shares of Company Common Stock, or changes in the rating of the indebtedness of the Company by, or the Company’s listing on any watch list of, any credit

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rating agencies, provided that the underlying causes of such change may be considered in determining whether there is a Material Adverse Effect;

(vii) the failure of the Company to meet projections or forecasts (whether internal or published), provided that the underlying causes of such failure may be considered in determining whether there is a Material Adverse Effect;

(viii) any litigation relating to this Agreement or the transactions contemplated hereby; or

(ix) changes in GAAP or the interpretation thereof, to the extent such changes do not adversely affect the Company and its Subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate.

(w) “Parent Closing Price” means the volume weighted average, rounded to the nearest one-tenth of a U.S. cent, of all of the daily volume weighted average prices (“VWAPs”) of the Parent Ordinary Shares calculated for each of the 20 consecutive trading days ending on the second full trading day prior to the Effective Time (converting each daily VWAP to U.S. dollars based upon the “closing mid-point” exchange rate in respect of each such specified day in the “currencies and money” segment in the “Companies and Markets” section of the Financial Times, U.S. edition, or if not reported therein, another authoritative source), as such volume weighted average prices are calculated on the VAP screen on the Bloomberg Professionaltm Service and shown as VWAP for each such daily period or, if not calculated thereby, another authoritative source.

(x) “Parent Material Adverse Effect” means an Effect on Parent that, individually or together with one or more contemporaneous Effects, (i) is materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; or (ii) is or would reasonably be expected to impair in any material respect the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or to perform its obligations under this Agreement on a timely basis; provided, however, that, in the case of clause (i) above, none of the following, and no change, event or development to the extent resulting from any of the following, shall be deemed to be, or to contribute to, or be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect:

(i) changes or developments in general economic, regulatory or political conditions (including changes in Law), or in the securities, credit, foreign exchange or financial markets in general, in each case to the extent such changes do not adversely affect Parent and its Subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Parent and its Subsidiaries operate;

(ii) changes or developments in or affecting the industry in which Parent and its Subsidiaries operate, including change in Law, whether generally or in any particular jurisdiction, in each case to the extent such changes or developments do not adversely affect Parent and its Subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Parent and its Subsidiaries operate;

(iii) the enactment and implementation of the legislation known as the Patient Protection and Affordable Care Act and any amendments or reconciliations thereto, including the adoption or implementation of any laws, rules or regulations thereunder or in connection therewith by any Governmental Entity, in each case to the extent such actions do not adversely affect the Parent and its Subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Parent and its Subsidiaries operate;

(iv) the public announcement of the Merger or any of the transactions contemplated by this Agreement;

(v) changes in the share price or trading volume of the shares of Parent Ordinary Shares or changes in the rating of the indebtedness of Parent or any of its Subsidiaries by, or in the listing of Parent or any of its Subsidiaries on any watch list of, any credit rating agencies, provided that the underlying cause of such change may be taken into account in determining whether there is a Parent Material Adverse Effect;

(vi) the failure of Parent to meet projections or forecasts (whether internal or published), provided that the underlying causes of such failure may be considered in determining whether there is a Parent Material Adverse Effect;

(vii) any litigation relating to this Agreement or the transactions contemplated hereby; or

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(viii) changes in EU-IFRS or the interpretation thereof, to the extent such changes do not adversely affect Parent and its Subsidiaries in a substantially disproportionate manner relative to other participants in the industries in which Parent and its Subsidiaries operate.

(y) “Parent Ordinary Share(s)” means ordinary shares, par value 0.50€ per share, of Parent.

(z) “Parent Personnel” means any current or former officer, employee, director or consultant or other service provider of Parent or any of its Subsidiaries.

(aa) “Per Share Amount” means the sum of (i) the Common Stock Cash Consideration and (ii) the product of (A) Parent Closing Price and (B) the Exchange Ratio.

(bb) “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the most recent financial statements contained in the Company SEC Documents; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s and other Liens arising by operation of Law; (iii) Liens or security interests that arise or are incurred in the ordinary course of business relating to obligations not yet due on the part of the Company or any of its Subsidiaries or secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the most recent financial statements contained in the Company SEC Documents; (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) easements, encroachments, declarations, covenants, conditions, reservations, limitations and rights of way (unrecorded and of record) and other similar restrictions or encumbrances of record, zoning, building and other similar ordinances, regulations, variances and restrictions, and all defects or irregularities in title, including any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (vii) pledges or deposits to secure the obligations under the Revolving Credit Agreement and other existing indebtedness of the Company that has been disclosed to Parent; (viii) Liens or security interests that arise from agreements entered into in accordance with Section 5.01(a)(vi), (ix) as to Leased Real Estate, all Liens created or incurred by any owner, landlord, sublandlord or other Person in title; and (x) Liens described in Section 9.03 of the Company Disclosure Letter, which Liens and other matters described in clauses (i) through (x) above, have not and would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets or properties to which they relate in the business of such Person and its Subsidiaries, taken as a whole.

(cc) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(dd) “Registration Statements” means the Form F-4, the Form F-6 and the 8-A12(b).

(ee) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or arranging for disposal or migrating into or through the environment or any natural or man-made structure.

(ff) “Representative” means, with respect to any Person, such Person’s directors, officers, employees, agents and representatives, including any investment banker, financial advisor and Financing Sources (in the case of Parent), attorney, accountant or other advisor, agent, representative or controlled Affiliate.

(gg) “Revolving Credit Agreement” means that certain Revolving Credit Agreement, dated as of December 6, 2006, among the Company, Talecris, Precision Pharma Services, Inc. and Talecris Plasma Resources, Inc. as borrowers, the lenders party thereto, Wachovia Bank, National Association as administrative agent, Morgan Stanley Senior Funding, Inc. as syndication agent, Goldman Sachs Credit Partners L.P. as co-documentation agent, GE Capital Corporation as co-documentation agent and Wells Fargo Foothill, Inc. as collateral agent and co-documentation agent.

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(hh) “Self-Regulatory Organization” means any material securities exchange, clearing house, futures exchange, securities market or similar self-regulatory body or organization, in each case with competent jurisdiction, on which the securities of Parent or the Company are traded.

(ii) “SIBE” means the Spanish Continuous Market System of the Spanish Stock Exchanges (Sistema de Interconexion Bursatil Español).

(jj) “Spanish Stock Exchanges” means the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia.

(kk) “Special Committee” means the Special Committee of the Board of Directors of the Company, comprised of directors who are not employees or officers of the Company or appointees of Talecris Biotherapeutics Holdings, LLC.

(ll) “Specified Financial Resources” means, with respect to Parent and its Subsidiaries, (i) available, unrestricted cash on hand, cash equivalents and marketable securities and (ii) $225 million in reasonably anticipated proceeds from accounts receivable financings, working capital improvements and/or sale-leaseback arrangements.

(mm) A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(nn) “Termination Fees” means (i) the Company Termination Fee, (ii) the Parent Termination Fee, and (iii) the Reverse Break-Up Fee.

(oo) “Voting Agreement Percentage Change” shall have occurred if the provisions of Section 2.1(b) or Section 2.1(c) of the Company Voting Agreement have become operative.

Section 9.04.  Interpretation.  When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes”, “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The fact that any item of information is disclosed in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Unless the context clearly otherwise requires, in respect of Parent and HoldCo, the “transactions contemplated by this Agreement” include, without limitation, the Capital Increase, the Parent By-Law Amendments and the Financing.

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Section 9.05.  Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

Section 9.06.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic image scan transmission).

Section 9.07.  Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the Exhibits and Schedules and the Company Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement, the Voting Agreements and any agreements entered into contemporaneously herewith (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (ii) except for Section 3.01(c), Section 3.02(c) and Section 6.05 (which, from and after the Reincorporation Effective Time, shall be for the benefit of holders of the shares of Company Common Stock or Company Virginia Sub Common Stock, or Options in respect thereof, immediately prior to the Effective Time), Section 6.07 (which from and after the Reincorporation Effective Time shall be for the benefit of the Officer Indemnified Parties) and Section 6.02(b)(iv) and Section 6.02(b)(v) (which from and after the Effective Time shall be for the benefit of the holders of the Parent ADRs or Parent Non-Voting Shares, as applicable), are not intended to and do not confer upon any Person other than the parties any legal or equitable rights or remedies. In furtherance of the foregoing, with respect to the provisions of Section 6.12, nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in Section 6.12) under or by reason of any provision of this Agreement, including any rights to continued employment with Parent or any of its Subsidiaries. The representations and warranties in this Agreement are the product of negotiations among the parties to this Agreement and are for the benefit of the parties to this Agreement. Any inaccuracies in such representations and warranties are subject to waiver by the parties to this Agreement in accordance with Section 8.05 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties to this Agreement of the risks associated with particular matters regardless of the knowledge of any of the parties to this Agreement. Consequently, Persons other than the parties to this Agreement may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or any other date.

(b) Notwithstanding Section 9.07(a)(ii), (i) the provisions of Section 9.10(g)(i)(A) (but subject to Section 9.10(g)(ii)) shall be enforceable by each Representative of a party and its successors and assigns and (ii) the provisions of Section 9.10(d), Section 9.10(e), and Section 9.10(h) shall be enforceable by each Financing Source and its successors and assigns.

Section 9.08.  GOVERNING LAW.  THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECT SHALL BE GOVERNED BY, AND CONSTRUED, INTERPRETED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF EXCEPT TO THE EXTENT THAT IT IS MANDATORY, UNDER THE LAWS OF THE STATE OF VIRGINIA THAT THE VSCA APPLIES.

Section 9.09.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that HoldCo, upon prior written notice to the Company, may assign, in its sole discretion, any or all its rights, interests and obligations under this Agreement to a Delaware corporation which is a direct wholly owned Subsidiary of Parent (provided that such wholly owned Subsidiary signs a joinder agreement and is bound hereunder), but no such assignment shall relieve Parent or HoldCo of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

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Section 9.10.  Jurisdiction; Consent to Jurisdiction; Specific Enforcement; Remedies.

(a) Exclusive jurisdiction.  Each of the parties hereby agrees that any claim, dispute or controversy (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise, and whether based on state, federal, foreign or any other law), arising out of, relating to or in connection with this Agreement, the documents referred to in this Agreement, or any of the transactions contemplated thereby, and including disputes relating to the existence, validity, breach or termination of this Agreement (any such claim being a ‘‘Covered Claim”), shall be heard and determined exclusively in the Court of Chancery of the State of Delaware and the appropriate appellate courts therefrom (the “Chancery Court”), and in no other court; provided, however, that in the event the Chancery Court lacks subject matter jurisdiction over a Covered Claim, such claim shall be heard and determined exclusively in another state or federal court sitting in the state of Delaware and the appropriate appellate courts therefrom (an “Other Delaware Court”). Each of the parties expressly agrees and acknowledges that the Delaware Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court) is an appropriate and convenient forum for resolution of any and all Covered Claims, that it will not suffer any undue hardship or inconvenience if required to litigate in such court, and that such court is fully competent and legally capable of adjudicating any Covered Claim. Each party further represents that it has agreed to the jurisdiction of the Chancery Court (or an Other Delaware Court), in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and laws applied in such courts and has not relied on any representation by any other party or its affiliates, representatives or advisors as to the content, scope or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction.

(b) Personal jurisdiction.  Each of the parties hereby irrevocably submits, for itself and in respect to its Affiliates and properties, generally and unconditionally, to the exclusive personal jurisdiction of the Chancery Court and Other Delaware Courts in respect of Covered Claims. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.02 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. In addition, Parent consents to service of process upon Parent by mailing or delivering such service to its agent, Corporation Service Company (the “Service Agent”), authorizes and directs the Service Agent to accept such service, and shall take all such action as may be necessary to continue such appointment in full force and effect or to appoint another agent so that it will at all times have an agent for service of process for the foregoing purposes in the State of Delaware.

(c) Covenants.  Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave from the Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court), as a defense, counterclaim or otherwise, in any action involving a Covered Claim, (a) the defense of sovereign immunity, the defense that any Covered Claim or remedy with respect thereto is within the exclusive jurisdiction of a court outside the state of Delaware, (b) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.10, (c) that it or its Affiliates or property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (d) to the fullest extent permitted by applicable law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the suit, action or proceeding is not maintainable in such court, (iii) the venue of such suit, action or proceeding is improper or inappropriate and (iv) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties further hereby irrevocably waives, and agrees not to attempt to assert, by way of motion or other request in any other court of other forum, that a judgment entered by the Chancery Court or any Other Delaware Court, including a judgment for specific performance, is not enforceable in such other court or forum, whether in the United States, the Kingdom of Spain or otherwise. The parties agree that a final judgment in respect of any Covered Claim of the Delaware Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(d) Exception to Exclusive Jurisdiction.  Notwithstanding Section 9.10(a), each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating

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to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(e) Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE VOTING AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE VOTING AGREEMENTS, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE COMMITMENT LETTER OR THE PERFORMANCE THEREOF BY PARENT OR ITS FINANCING SOURCES. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10(e).

(f) Specific performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at law. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Chancery Court (or, if and only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave from the Chancery Court or any Other Delaware Court, as a defense, counterclaim or otherwise, in any action involving a Covered Claim, any claim or argument that there is an adequate remedy at law or that an award of specific performance is not otherwise an available or appropriate remedy. Any requirements for the securing or posting of any bond with such remedy are waived. Without limiting the generality of the foregoing, the parties agree that (i) the Company shall be entitled to specific performance against Parent and HoldCo (A) of Parent’s and HoldCo’s obligations to consummate the Mergers and to conduct the Closing upon the satisfaction of the conditions set forth in Section 7.01 and the satisfaction or waiver of the conditions set forth in Section 7.02 if the Financing or any alternative financing (including any bridge or interim financing that is part of the Financing or such alternative financing) is available, in accordance with the terms and conditions thereof, (B) of Parent’s obligations to use its reasonable best efforts to enforce its rights under the Commitment Letter and to cause the lenders and the other Persons providing such Financing (or alternative financing) to fund the Financing (or alternative financing) required to consummate the Merger on the Closing Date in accordance with the terms of such Financing (or alternative financing), including by commencing a litigation proceeding against any breaching financial institution or institutions in which Parent will use its reasonable best efforts to compel such breaching institution or institutions to provide its portion of such Financing as required, as provided in Section 6.14(a), and its obligations set forth in clause (ii) of the first sentence of Section 6.14(a), (C) of Parent’s obligations (1) to pay the Parent Termination Fee, if any, pursuant to Section 8.03(c), (2) to pay the Reverse Break-Up Fee, if any, pursuant to Section 8.03(e), Section 8.03(f) or Section 8.03(g), and (3) in respect of the expenses pursuant to Section 6.06 and Section 6.14, and (D) subject to the last sentence of this Section 9.10(f), to enforce and to prevent any breach by Parent or HoldCo of its covenants under this Agreement and (ii) Parent shall be entitled to specific performance against the Company (A) of the Company’s obligation to consummate the Mergers and to conduct the Closing upon the satisfaction the conditions set forth in Section 7.01 and the satisfaction or waiver of the conditions set forth in Section 7.03, (B) of the Company’s obligations to pay the Company Termination Fee, if any, pursuant to Section 8.03(b) and Section 8.03(d), and (C) to enforce and to prevent any breach by the Company of its covenants under this Agreement. Notwithstanding the foregoing provisions of this Section 9.10(f) or anything else to the contrary

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contained in this Agreement (including the imposition of a best effort standard with respect to the Antitrust Covenants contained in Section 6.04), (x) except for, and subject to, Section 9.10(f)(i)(A) and Section 9.10(f)(i)(B), in no event shall the Company be entitled to an injunction or injunctions to prevent Parent or HoldCo from breaching, or to specifically enforce the respective obligations of Parent or HoldCo under, any Antitrust Covenant or Financing Covenant and (y) if the Financing or any alternative financing (including any bridge or interim financing that is part of the Financing or such alternative financing), is not available on the date that would otherwise have been the Closing Date, the Company shall not be entitled to an injunction or injunctions to prevent Parent or HoldCo from failing to, or to specifically enforce the respective obligations of Parent or HoldCo to, conduct the Closing or cause the Mergers to be consummated pursuant to Article I and Article II.

(g) Termination Fees.

(i) The parties agree that subject to clause (ii) below:

(A) with respect to Parent and HoldCo, in the event (A) this Agreement is terminated in accordance with Section 8.01 and (B) the Parent Termination Fee or the Reverse Break-Up Fee is payable pursuant to Section 8.03(c), Section 8.03(e), Section 8.03(f) or Section 8.03(g) (whichever is ultimately paid pursuant to Section 8.03(h)), Parent’s payment of such Parent Termination Fee or Reverse Break-Up Fee (whichever is ultimately paid pursuant to Section 8.03(h)) shall be the sole and exclusive remedy of the Company, its Subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against Parent, HoldCo or any of their respective current or former Representatives for, and in no event will the Company or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment of the Parent Termination Fee or the Reverse Break-Up Fee pursuant to Section 8.03(e), Section 8.03(e), Section 8.03(f), or Section 8.03(g) (whichever is ultimately paid pursuant to Section 8.03(h)), none of Parent, HoldCo nor any of their respective current, former or future Representative shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby; and

(B) with respect to the Company, in the event (i) this Agreement is terminated in accordance with Section 8.01 and (ii) the Company Termination Fee is payable pursuant to Section 8.03(b) or Section 8.03(d), the Company’s payment of the Company Termination Fee pursuant to Section 8.03(b) or Section 8.03(d) shall be the sole and exclusive remedy of Parent, HoldCo, their respective Subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the Company or any of its current or former Representatives for, and in no event will Parent, HoldCo or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment of any Company Termination Fee in accordance with Section 8.03(b) or Section 8.03(d), neither the Company nor any current, former or future Representative of such party shall have any further liability or obligation to Parent or HoldCo relating to or arising out of this Agreement or the transactions contemplated hereby; and

(C) any other provision of this Agreement notwithstanding, the right of any party to terminate this Agreement or to receive a Termination Fee shall not limit or eliminate the right of such party to obtain to an injunction or specific enforcement as and to the extent provided in this Section 9.10; provided, however, that in no event shall any party be entitled to seek specific performance hereunder from and after termination of this Agreement and receipt of a Termination Fee.

(D) For purposes of clarification, there may be circumstances under which a Termination Fee may become payable by each of Parent and the Company to the other pursuant to Section 8.03, and the right of either party to receive such Termination Fee shall not affect in and of itself the obligation of such party to pay a Termination Fee to the other.

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(ii) Any other provision of this Agreement (including Section 9.07, Section 9.10(g) or Section 9.10(h)) notwithstanding, nothing in this Agreement shall relieve any Parent Stockholder Party from liability for breach of the Parent Voting Agreement, and nothing in this Agreement shall relieve the Company Stockholder Party for breach of the Company Voting Agreement.

(h) Maximum Damages for Certain Breaches.  Subject to the Company’s right to seek or obtain an injunction or specific performance with respect to the Financing Covenants referenced in Section 9.10(f)(i)(A) or Section 9.10(f)(i)(B), the Company agrees that, notwithstanding the imposition of a best effort standard with respect to the Antitrust Covenants contained in Section 6.04 or anything else to the contrary contained in this Agreement, to the extent it has incurred losses or damages in connection with (or following) (i) a breach by Parent or HoldCo of any of its representations, warranties, covenants or agreements in this Agreement that constitutes or results in, or would constitute or result in, a breach of (or that includes a breach that constitutes or results in, or would constitute or result in, a breach of) any Financing Covenant or any Antitrust Covenant (or otherwise causes or results in (or would cause or result in) a Financing Failure or an Antitrust Approval Failure), or (ii) a Financing Failure or an Antitrust Approval Failure, (A) the maximum aggregate liability of Parent and HoldCo for monetary damages under this Agreement, or otherwise, in respect of such incurred losses or damages (including the payment of the Reverse Break-Up Fee or the Parent Termination Fee, if applicable) shall be limited to $375,000,000, and (B) in no event shall the Company seek to recover any monetary damages (or obtain specific performance of payment) in excess of such $375,000,000 amount from Parent or HoldCo or any of their respective former, current or future Representatives (including the Financing Sources) in connection therewith. For purposes of clarification, the payment by Parent of the Reverse Break-Up Fee or the Parent Termination Fee by Parent pursuant to Section 8.03 shall be included in the determination of such $375,000,000 maximum aggregate liability.

Section 9.11.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.12.  Transfer Taxes.  Anything to the contrary in this Agreement notwithstanding, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by Parent when due.

Section 9.13.  Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

[signature page follows]

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IN WITNESS WHEREOF, Parent, HoldCo and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

GRIFOLS, S.A.

By:	/s/ Victor Grifols Name: Victor Grifols

Title:	President and Chief Executive Officer

GRIFOLS, INC.

By:	/s/ David Bell Name: David Bell

Title:	Vice President — Corporate Operations

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.

By:	/s/ Lawrence D. Stern Name: Lawrence D. Stern

Title:	Chairman and Chief Executive Officer

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Annex B

Amendment No. 1 to the Agreement and Plan of Merger

Annex B

Execution Version

AMENDMENT NO. 1
TO THE
AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this “Amendment”), dated as of November 4, 2010, to the Agreement and Plan of Merger, dated as of June 6, 2010 (the “Merger Agreement”), by and among GRIFOLS, S.A., a company organized under the laws of Spain (“Parent”), GRIFOLS, INC., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“HoldCo”), and TALECRIS BIOTHERAPEUTICS HOLDINGS CORP., a Delaware corporation (the “Company”).

WHEREAS, in connection with that certain memorandum of understanding entered into on October 29, 2010 by the parties to the consolidated class action, captioned In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL, filed with in the Court of Chancery of the State of Delaware, (1) Parent and HoldCo have offered to pay additional consideration to the Company’s stockholders in the Merger, which additional consideration the Company Stockholder Party and the Affiliated Stockholders have agreed to forgo and (2) the parties have agreed to make available to the Company’s stockholders appraisal rights in accordance with Section 262 of the DGCL in connection with the transactions contemplated by the Merger Agreement;

WHEREAS, Section 8.04 of the Merger Agreement provides for the amendment of the Merger Agreement in accordance with the terms set forth therein; and

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Amendment, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions; References.  Unless otherwise specifically defined herein, each term used herein, including the recitals hereto, shall have the meaning assigned to such term in the Merger Agreement as amended by this Amendment. Each reference in the Merger Agreement to “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” shall, from and after the date hereof, refer to the Merger Agreement as amended by this Amendment except that references to “the date hereof” and to “the date of this Agreement” shall remain references to the date of the original Merger Agreement.

ARTICLE II

AMENDMENTS TO MERGER AGREEMENT

Section 2.1  Amendments to Merger Agreement.  The Merger Agreement shall be amended as follows:

(a) Section 1.05(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a) At the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the Company, Company Virginia Sub or any holder of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), (i) each share of Company Common Stock (including restricted shares of Company Common Stock (the “Company Restricted Stock”)) issued and outstanding immediately prior to the Reincorporation Effective Time (other than shares held in the treasury of the Company immediately prior to the Reincorporation Effective Time and Dissenting Shares) shall be converted into one share of common stock, par value $0.01 per share, of Company Virginia Sub (the “Company Virginia Sub Common Stock”), (ii) each share of Company Common Stock held in the treasury of the Company immediately prior to the Reincorporation Effective Time shall be canceled and (iii) each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be canceled.

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(b) Section 1.05 of the Merger Agreement is hereby amended by inserting the following provision as Section 1.05(c) of the Merger Agreement:

(c) Any provision of this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time that are held by record holders of such shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into shares of Company Virginia Sub Common Stock, but instead holders of such Dissenting Shares shall be entitled to such rights (and only such rights) as are granted by the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws, waives or loses its rights to appraisal under the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by the provisions of Section 262 of the DGCL. If any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares as to which appraisal rights have been withdrawn or lost (“Unperfected Shares”) shall thereupon be treated as if they had been converted into shares of Company Virginia Sub Common Stock as provided for in Section 1.05(a) at the Reincorporation Effective Time, so that the holder of such Unperfected Shares shall have the right to receive such shares, or, following the Effective Time, the consideration into which such shares of Company Virginia Sub Common Stock are to be converted pursuant to Section 3.01(c)(i). At the Reincorporation Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal. The Company shall keep Parent reasonably informed on a reasonably current basis of all material developments relating to or in connection with any notices or demands of appraisal, and shall reasonably consult with Parent concerning strategy relating to such notices. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as otherwise required by an Order, make or agree to make any payment with respect to any demands for appraisal or settle, or offer to agree to settle, any such demands or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(c) Section 3.01(c)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(i) Subject to Section 3.02(f), each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (1) shares to be canceled in accordance with Section 3.01(b) and (2) for the avoidance of doubt, the shares that would otherwise be issued upon conversion of the Dissenting Shares that do not become Unperfected Shares) (but including, for the avoidance of doubt, Unperfected Shares) shall be converted into the right to receive (A) $19.00 in cash (the “Common Stock Cash Consideration”), (B) such number of shares of Parent’s non-voting (Class B) ordinary shares, par value 0.50 € each, (or such other amount as the parties may agree before Closing) with the rights and other terms set forth in the Parent By-Law Amendments (“Parent Non-Voting Shares”), equal to the Exchange Ratio, which Parent Non-Voting Shares will be traded in the form of American Depositary Shares (“Parent ADSs”; each Parent ADS representing one-half of a share of Parent Non-Voting Shares), evidenced by American Depositary Receipts (“Parent ADRs”) (such Parent ADSs, together with any cash in lieu of fractional Parent Non-Voting Shares payable pursuant to Section 3.02(f), the “Common Stock Share Consideration”), and (C) with respect to the Float Shares, such number of Parent Non-Voting Shares equal to the Additional Exchange Ratio, which Parent Non-Voting Shares will be traded in the form of Parent ADSs (such Parent ADSs, together with any cash in lieu of fractional Parent Non-Voting Shares payable pursuant to Section 3.02(f), the “Additional Common Stock Share Consideration” and, together with the Common Stock Cash Consideration and the Common Stock Share Consideration, the “Common Stock Merger Consideration”). At the Effective Time, all shares of Company Virginia Sub Common Stock converted into the right to receive the Common Stock Merger Consideration pursuant to this Section 3.01(c)(i) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Company Virginia Sub Certificate or Company Virginia Sub Book-Entry Shares, which immediately prior to the

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Effective Time represented any such shares of Company Virginia Sub Common Stock, shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Company Virginia Sub Certificate in accordance with Section 3.02(c), in the case of certificated shares, and automatically, in the case of Company Virginia Sub Book-Entry Shares.

(d) Section 3.02(b)(i) of the Merger Agreement is hereby amended and restated as follows:

(i) such number of Parent ADSs sufficient to pay the aggregate Common Stock Share Consideration and the Additional Common Stock Share Consideration required to be paid pursuant to Section 3.01(c) and the aggregate stock consideration required to be paid pursuant to Section 6.05

(e) Section 4.02(c)(iii) of the Merger Agreement is hereby amended and restated as follows:

(iii) When delivered to the Depositary pursuant to Section 3.02 in connection with the Closing, each of the Parent Non-Voting Shares underlying the Parent ADRs required to be delivered as Common Stock Share Consideration and Additional Common Stock Share Consideration pursuant to Section 3.01(c) and to be delivered pursuant to Section 6.05 will have been validly issued in accordance with all applicable Laws and the Parent Charter Documents, will be fully paid and nonassessable, will not subject the holders thereof to personal liability and will be free of restrictions on transfer imposed by Parent and will not be subject to preemptive rights

(f) Section 6.01(b) of the Merger Agreement is hereby amended by inserting “ and Additional Common Stock Share Consideration” after the words “Common Stock Share Consideration”.

(g) Section 6.02(e) of the Merger Agreement is hereby amended by inserting “ and Additional Common Stock Share Consideration” after the words “Common Stock Share Consideration” in all instances.

(h) Section 6.05(a) of the Merger Agreement is hereby amended by inserting “(it being understood and agreed that (1) with respect to each Option held by any Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Option held by any holder who is not an Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration)” at the end of the second sentence thereof.

(i) Section 6.05(b) of the Merger Agreement is hereby amended by inserting “(it being understood and agreed that (1) with respect to each Company RSU held by any Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Company RSU held by any holder who is not an Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration)” at the end of the first sentence thereof.

(j) Section 6.05(c) of the Merger Agreement is hereby amended by inserting “(it being understood and agreed that (1) with respect to each Stock-Based Award held by any Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Stock-Based Award held by any holder who is not an Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration)” at the end of the first sentence thereof.

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(k) Section 6.10 of the Merger Agreement is hereby amended by inserting “and Additional Common Stock Share Consideration” after the words “Common Stock Share Consideration”.

(l) Article VI of the Merger Agreement is hereby amended by inserting the following provision as Section 6.19 of the Merger Agreement:

Section 6.19.  Notification by Parent of Dissenters’ Rights.  Parent shall notify the Company in a writing at least ten calendar days prior to the anticipated Closing Date (or, if the anticipated Closing Date is set less than ten calendar days in advance of the anticipated Closing, then within 48 hours of the setting of the anticipated Closing Date) of its intention not to effect the Mergers and conduct the Closing due to the failure of the condition set forth in Section 7.02(d) to be satisfied.

(m) Section 7.02 of the Merger Agreement is hereby amended by inserting the following provision as Section 7.02(d) of the Merger Agreement:

(d) Dissenters’ Rights.  Either (i) the aggregate number of Qualifying Dissenting Shares shall not exceed the Dissenting Share Threshold or (ii) the Company Stockholder Party shall have agreed to indemnify Parent for the Incremental Cost, if any, of the Incremental Dissenting Shares, if any, in accordance with the Appraisal Indemnity Agreement; provided that the condition set forth in this Section 7.02(d) shall automatically be deemed to have been waived by Parent and HoldCo if Parent shall not have delivered a notice pursuant to Section 6.19, or, if delivers a notice that is untimely under Section 6.19, either the Company or the Company Stockholder Party is actually prejudiced as a result thereof.

(n) Section 8.03(e) of the Merger Agreement is hereby amended and restated as follows:

(e) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i), and at the time of any such termination on the Outside Date, the conditions set forth in Section 7.01 (other than any of the conditions set forth in (i) Section 7.01(a)(ii), (ii) Section 7.01(b) only to the extent such condition has not been satisfied due to an Antitrust Approval Failure, (iii) Section 7.01(c) or (iv) Section 7.01(d)) and Section 7.02 (other than any of the conditions set forth in Section 7.02(d)) shall have been satisfied or waived and the failure of the Mergers to be consummated and the Closing to have occurred on or by the Outside Date was not due to the Company’s invocation of failure of the condition contained in Section 7.03(a), then Parent shall pay to the Company a fee in the amount equal to $375,000,000 (the “Reverse Break-Up Fee”) as liquidated damages hereunder, by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(o) Section 9.03(l) of the Merger Agreement is hereby corrected by replacing the words “Common Stock Share Merger Consideration” with the words “Common Stock Share Consideration” therein.

(p) Section 9.03(aa) of the Merger Agreement is hereby amended and restated as follows:

(aa) “Per Share Amount” means (1) when used in respect of an Affiliated Stockholder, the sum of (i) the Common Stock Cash Consideration and (ii) the product of (A) the Parent Closing Price and (B) the Exchange Ratio and (2) when used in respect of a holder other than an Affiliated Stockholder, the sum of (x) the Common Stock Cash Consideration and (y) the product of (i) the Parent Closing Price and (ii) the Exchange Ratio and (z) the product of (i) the Parent Non-Voting Stock Price and (ii) the Additional Exchange Ratio.

(q) Section 9.03 of the Merger Agreement is hereby amended by inserting the following definitions in the correct alphabetical order:

“Additional Exchange Ratio” means 0.0075; provided, however, that in no event will the aggregate Additional Common Stock Share Consideration required to be paid pursuant to Section 3.01(c) exceed 500,000 Parent Non-Voting Shares and, in the event that, based on such 0.0075 Additional Exchange Ratio, the aggregate Additional Common Stock Share Consideration would exceed 500,000 Parent Non-Voting Shares, then the Additional Consideration Exchange Ratio will be appropriately adjusted. For the avoidance of doubt, the maximum of 500,000 Parent Non-Voting Shares in respect of the Additional Common Stock Share Consideration is separate from and in addition to the maximum of 86,500,000 Parent Non-Voting Shares in respect of the Common Stock Share Consideration.

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“Affiliated Shares” means shares of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Effective Time that are held by or beneficially owned by the Company Stockholder Party, any of its Permitted Transferees (as defined in the Company Voting Agreement), or any Affiliated Stockholders.

“Affiliated Stockholders” means (i) each director of the Company, (ii) such director’s immediate family members, successors, heirs, assigns or legal representatives, and (iii) any firm, trust, corporation or other entity in which such director has a controlling interest.

“Appraisal Indemnity Agreement” means that Appraisal Indemnity Agreement, dated as of November 4, 2010, by and among the Company, Parent and the Company Stockholder Party.

“Dissenting Share Threshold” means fifteen percent (15%) of the total number of Float Shares that are issued and outstanding.

“Float Shares” means shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are not Affiliated Shares.

“Incremental Cost” means the amount by which (1) the amount to be paid per Dissenting Share as determined by the Chancery Court (including interest thereon) in accordance with the DGCL exceeds (2) the sum of (i) the Common Stock Cash Consideration, (ii) the product of (A) Parent Non-Voting Stock Price and (B) the Exchange Ratio and (iii) the product of (A) Parent Non-Voting Stock Price and (B) the Additional Exchange Ratio.

“Incremental Dissenting Shares” means the amount by which the number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold.

“Parent Non-Voting Stock Price” means the volume weighted average, rounded to the nearest one-tenth of a U.S. cent, of all of the daily VWAPs of the Parent Non-Voting Shares calculated for each of the 20 consecutive trading days beginning on the Closing Date (converting each daily VWAP to U.S. dollars based upon the “closing mid-point” exchange rate in respect of each such specified day in the “currencies and money” segment in the “Companies and Markets” section of the Financial Times, U.S. edition, or if not reported therein, another authoritative source), as such volume weighted average prices are calculated on the VAP screen on the Bloomberg Professionaltm Service and shown as VWAP for each such daily period or, if not calculated thereby, another authoritative source.

“Qualifying Dissenting Shares” means those Dissenting Shares as to which, as of any relevant date, the holder thereof has complied in all respects with, Section 262 of the DGCL and has taken all steps required as of such date of a holder of Dissenting Shares in order to perfect such rights under Section 262 of the DGCL, and such holder has not withdrawn such holder’s request for such rights or failed to act to perfect any such rights.

(r) The Merger Agreement is hereby amended by replacing all references therein to “fractional Parent ADSs” with “fractional Parent Non-Voting Shares”.

ARTICLE III

MISCELLANEOUS

Section 3.1  No Further Amendment.  Except as expressly amended hereby, the Merger Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein.

Section 3.2  Effect of Amendment.  This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby.

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Section 3.3  Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

Section 3.4  Miscellaneous.  Sections 9.01, 9.02, 9.04, 9.05, 9.06, 9.07, 9.09, 9.10, 9.11 and 9.13 of the Merger Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, Parent, HoldCo and the Company have caused this Amendment to be signed by their respective officers hereunto duly authorized, all as of the date first written above

GRIFOLS, S.A.

By:	/s/ Victor Grifols
Name:     Victor Grifols
Title:     President and Chief Executive Officer

GRIFOLS, INC.

By:	/s/ David Bell
Name:     David Bell
Title:     Vice President — Corporate Operations

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.

By:	/s/ Lawrence D. Stern
Name:     Lawrence D. Stern
Title:     Chairman and CEO

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Annex C
Opinion of Citigroup Global Markets Inc.

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

June 6, 2010

The Board of Directors
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Talecris Biotherapeutics Holdings Corp. (“Talecris”) of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of June 6, 2010 (the “Agreement”), among Grifols, S.A. (“Grifols”), Grifols, Inc., a wholly owned subsidiary of Grifols (“Merger Sub”), and Talecris. As more fully described in the Agreement, (a) Talecris will be merged with and into a newly-formed, wholly owned subsidiary of Talecris incorporated in the Commonwealth of Virginia (“Virginia Merger Sub” and, such merger, the “Reincorporation Merger”) pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Talecris (“Talecris Common Stock”) will be converted into one share of the common stock, par value $0.01 per share, of Virginia Merger Sub (“Virginia Merger Sub Common Stock”) and (b) following consummation of the Reincorporation Merger, Merger Sub will be merged with and into Virginia Merger Sub (the “Merger” and, together with the Reincorporation Merger, the “Transaction”) pursuant to which each outstanding share of Virginia Merger Sub Common Stock will be converted into the right to receive (i) $19.00 per share in cash (the “Cash Consideration”) and (ii) 0.641 of a share, par value 0.50€ per share, of non-voting (Class B) ordinary shares, which will be traded in the form of American Depositary Shares evidenced by American Depositary Receipts, of Grifols (“Grifols Class B Shares” and, such number of Grifols Class B Shares together with the Cash Consideration, the “Consideration”), subject to adjustment in the event that more than 86,500,000 Grifols Class B Shares would be issuable in the Transaction.

In arriving at our opinion, we reviewed the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Talecris and certain senior officers and other representatives and advisors of Grifols concerning the businesses, operations and prospects of Talecris and Grifols. We reviewed certain publicly available business and financial information relating to Talecris and Grifols as well as certain financial forecasts and other information and data relating to Talecris and Grifols which were provided to or discussed with us by the respective managements of Talecris and Grifols, including certain sensitivities to the financial forecasts relating to Talecris prepared by the management of Talecris reflecting alternative industry, business and growth assumptions of such management and information relating to potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Grifols to result from the Transaction. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Talecris Common Stock and ordinary shares, par value 0.50€ per share, of Grifols (“Grifols Class A Shares”); certain data relating to trading and other characteristics of dual class securities; the historical and projected earnings and other operating data of Talecris and Grifols; and the capitalization and financial condition of Talecris and Grifols. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Talecris and Grifols and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction. We also reviewed certain pro forma financial data of the combined company utilizing financial forecasts and estimates relating to Talecris and Grifols referred to above after giving effect to potential strategic implications and operational benefits anticipated by the management of Grifols to result from the Transaction. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

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The Board of Directors
Talecris Biotherapeutics Holdings Corp.
June 6, 2010

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Talecris and Grifols that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to Talecris and Grifols provided to or otherwise reviewed by or discussed with us and strategic implications and operational benefits resulting from the Transaction, we have been advised by the managements of Talecris and Grifols, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Talecris and Grifols, as the case may be, as to the future financial performance of Talecris under the alternative industry, business and growth assumptions reflected therein, the future financial performance of Grifols, such strategic implications and operational benefits and the other matters covered thereby. We have relied, at the direction of Talecris, upon the assessments of the managements of Talecris and Grifols as to (a) the products, product candidates and technology of Talecris and Grifols and the risks associated therewith (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval thereof by appropriate governmental authorities, the validity and life of patents relating thereto and the potential impact of competition thereon), (b) the ability to integrate the businesses and operations and retain key customers of Talecris and Grifols and (c) governmental and regulatory policies and matters affecting the healthcare industry, including, without limitation, Medicare pricing and reimbursement policies, and the potential impact thereof on the businesses of Talecris and Grifols and, we have assumed, at the direction of Talecris, that there will be no developments with respect to any of the foregoing that would be material to our analyses or opinion. We also have assumed, with your consent, that adjustments, if any, to the Consideration will not be material to our analyses or opinion. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Talecris or Grifols nor have we made any physical inspection of the properties or assets of Talecris or Grifols.

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Talecris, Grifols or the contemplated benefits of the Transaction. We also have assumed, with your consent, that the Reincorporation Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not expressing any opinion as to what the value of Grifols Class B Shares actually will be when issued pursuant to the Transaction or the prices at which Talecris Common Stock or Grifols Class B Shares or other securities of Grifols will trade at any time.

Our opinion addresses only the fairness, from a financial point of view, of the Consideration to be received in the Transaction by the holders of Talecris Common Stock as a whole, without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders. We express no opinion as to any terms (other than the Consideration to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or of the Consideration or any adjustments thereto, any preferential rights, voting or other terms or aspects of Grifols Class B Shares or any lock-up, voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We were not requested to, and we did not, participate in the negotiation or structuring of the Transaction, nor were we requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Talecris; however, we have held discussions with Talecris and its other advisors regarding prior inquiries received and the results of prior solicitation processes undertaken by or on behalf of Talecris. We express no view as to, and our opinion does not address, the underlying business decision of Talecris to effect the Transaction, the relative merits of the Transaction as compared to any

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The Board of Directors
Talecris Biotherapeutics Holdings Corp.
June 6, 2010

alternative business strategies that might exist for Talecris or the effect of any other transaction in which Talecris might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Talecris, Grifols or the contemplated benefits of the Transaction.

Citigroup Global Markets Inc. has acted as financial advisor to Talecris with respect to this opinion and will receive a fee for our services in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently are providing and in the future may provide services to Talecris, certain of its affiliates and certain of their respective affiliates unrelated to the proposed Transaction, for which services we and our affiliates have received and may receive compensation, including, without limitation, having acted as joint bookrunner in connection with the initial public offering of Talecris Common Stock in September 2009 and a high-yield bond issuance by Talecris in October 2009. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Talecris, Grifols and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Talecris, Grifols and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Talecris (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Talecris Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/  Citigroup Global Markets Inc.
CITIGROUP GLOBAL MARKETS INC.

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Annex D
Form of Grifols Voting Agreement

VOTING AGREEMENT	CONTRATO DE COMPROMISOS RELATIVOS AL VOTO
In New York, on 6 June 2010,	En Nueva York, a 6 de junio de 2010,

PARTIES	LAS PARTES
I. TALECRIS BIOTHERAPEUTICS HOLDINGS CORP. (“Talecris”), a Delaware company, with registered address at 1209 Orange Street, New Castle County, Wilmington, Delaware 19801, United States of América; and	I. TALECRIS BIOTHERAPEUTICS HOLDINGS CORP. (“Talecris”), una sociedad de Delaware, con domicilio social en 1209 Orange Street, New Castle County, Wilmington, Delaware 19801, Estados Unidos de América; y
II. The person identified in Annex 1 (the “Shareholder”).	II. La persona identificada en el Anexo 1 (el “Accionista”).
Talecris and the Shareholder shall be hereinafter referred to, jointly, as the “Parties” and, each of them, as a “Party”.	Talecris y el Accionista serán referidos, conjuntamente, como las “Partes” y cada uno de ellos como una “Parte”.

WHEREAS	EXPONEN
I.  Talecris and GRIFOLS, S.A. (“Grifols”), a Spanish company, with registered address at Jesús y María, 6, 08022, Barcelona, and Spanish tax identification number A-58389123, have on this date entered into an agreement (the “Transaction Agreement”) by virtue of which, subject to the satisfaction of certain conditions precedent, (A) Grifols shall acquire through a merger of Talecris with GRIFOLS, INC. (“Grifols US”) the total ordinary share capital of Talecris and, in exchange, (B) Grifols shall deliver to the holders of shares in Talecris (i) newly-issued non-voting shares in Grifols (the “Grifols Non-Voting Shares”) and (ii) a cash consideration (the foregoing transactions, with the terms set forth for them in the Transaction Agreement, the “Transaction”);
I. Que Talecris y GRIFOLS, S.A. (“Grifols”), una sociedad española, con domicilio social en Jesús y María, 6, 08022, Barcelona, y número de identificación fiscal español A-58389123, han suscrito en esta fecha un contrato (el “Contrato de Compraventa”) en virtud del cual, una vez se cumplan determinadas condiciones suspensivas, (A) Grifols adquirirá a través de la fusión de Talecris con GRIFOLS, INC. (“Grifols US”) la totalidad del capital social ordinario de Talecris y, como contraprestación, (B) Grifols transmitirá a los titulares de las acciones de Talecris (i) acciones sin voto de nueva emisión de Grifols (las “Acciones Sin Voto de Grifols”) y (ii) una contraprestación dineraria (las anteriores operaciones, con los términos que para ellas se establecen en el Contrato de Compraventa, la “Operación”);
II.  The issuance and delivery of the Grifols Non-Voting Shares forming part of the Transaction will require, inter alia: (A) the amendment of Article 6 of the Bylaws (estatutos sociales) of Grifols and the inclusion of a new Article 6 bis in the Bylaws (estatutos sociales) of Grifols (all in the terms set forth in Annex 2) to provide for the issuance and the terms of the Grifols Non-Voting Shares (together with the adoption of those other resolutions, other than the Capital Increase required to be passed by the general shareholders meeting of Grifols under the Transaction Agreement, the “Bylaws Amendment”) and (B) the approval of a capital increase in Grifols through the issuance of Grifols Non-Voting Shares pursuant to Article 153.1.a) of the Spanish Public Companies Law (Ley de Sociedades Anónimas) (“LSA”) against a contribution as established in the Transaction Agreement, and the listing (i) of the Non-Voting Shares issued in the capital increase in the Spanish Stock Exchanges and the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) and (ii) of the American Depositary Shares representing the Non-Voting Shares issued in the capital increase on the NASDAQ Stock Market (the “Capital Increase”);
II. Que la emisión y entrega de las Acciones Sin Voto de Grifols que forma parte de la Operación requerirá, entre otras cosas: (A) la modificación del artículo 6 de los estatutos sociales de Grifols y la introducción de un nuevo artículo 6 bis en los estatutos sociales de Grifols (todo ello en los términos señalados en el Anexo 2) para prever la emisión de las Acciones Sin Voto de Grifols y establecer los términos de éstas (junto con los otros acuerdos sociales distintos del Aumento de Capital que deben adoptarse por la junta general de accionistas de Grifols conforme al Contrato de Compraventa, la “Modificación Estatutaria”) y (B) que se acuerde el aumento de capital de Grifols mediante la emisión de Acciones Sin Voto de Grifols conforme al artículo 153.1.a) de la Ley de Sociedades Anónimas (“LSA”) con una contraprestación según lo establecido en el Contrato de Compraventa, así como la admisión a cotización (i) de las Acciones Sin Voto que se emitan en ese aumento en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil Español y (ii) de los American Depositary Shares representativos de las Acciones Sin Voto que se emitan en ese aumento en el mercado de valores NASDAQ (el “Aumento de Capital”);

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III.  The Shareholder represents and warrants to Talecris (i) that he/she/it is the sole legal and beneficial owner of the shares in Grifols set out opposite his/her/its name in Annex 1, and (ii) that such shares are free from any charge, lien, or encumbrance and not subject to any third-party right;
III. El Accionista declara y garantiza a Talecris (i) que es el propietario y beneficiario único y pleno de las acciones de Grifols que se indican junto a su nombre en el Anexo 1, y (ii) que esas acciones se encuentran libres de toda carga o gravamen y no sujetas a ningún derecho de terceros;
IV.  Simultaneously with this Agreement, Talecris is on this same date entering into agreements in terms similar to this Agreement in all material respects with other shareholders of Grifols identified in Annex 3 (the “Other Shareholders” and the “Other Grifols’ Shareholders Voting Agreements” and, together with the Shareholder and this Agreement, the “Grifols’ Shareholders” and the “Grifols’ Shareholders Voting Agreements”);
IV. Que, simultáneamente con la firma de este Contrato, Talecris suscribe en esta misma fecha contratos en términos similares a este Contrato en todos sus aspectos sustanciales con los otros accionistas de Grifols identificados en el Anexo 3 (los “Otros Accionistas” y los “Contratos Relativos al Voto con los Otros Accionistas de Grifols” y, junto al Accionista y este Contrato, los “Accionistas de Grifols” y los “Contratos Relativos al Voto con los Accionistas de Grifols”);
V. As an essential condition for Talecris agreeing to enter into the Transaction Agreement, Talecris has requested from the Shareholder that he/she/it enters into this Agreement.	V. Que, como condición esencial para que Talecris suscribiese el Contrato de Compraventa, Talecris ha solicitado al Accionista que suscriba el presente Contrato.
NOW THEREFORE, based upon the foregoing, the Parties have agreed to enter into this agreement (the “Agreement”) and to abide by the provisions set forth in the following,	EN ATENCIÓN A LO ANTERIOR, las Partes han decidido celebrar el presente contrato (el “Contrato”) prestando su consentimiento a las siguientes,

CLAUSES	CLÁUSULAS
1. VOTING AND COOPERATION OBLIGATIONS	1. OBLIGACIONES DE COOPERACIóN Y VOTO

1.1. Voting in the general shareholders meeting of Grifols	1.1. Votación en la junta general de accionistas de Grifols
The Shareholder hereby agrees to:	El Accionista se obliga a:
(A) attend (in person or by proxy) all the general shareholders meetings of Grifols convened during the term of this Agreement;	(A) asistir (personalmente o mediante representante) a todas las juntas generales de accionistas de Grifols convocadas durante la vigencia de este Contrato;
(B)  vote (in person or by proxy) all his/her/its shares in Grifols for the approval of the Bylaws Amendment and the Capital Increase in all the general shareholders meetings of Grifols convened during the term of to this Agreement; and
(B) votar (personalmente o mediante representante) todas sus acciones de Grifols a favor de la aprobación de la Modificación Estatutaria y del Aumento de Capital en todas las juntas generales de accionistas de Grifols convocadas durante la vigencia de este Contrato; y
(C)  vote (in person or by proxy) all his/her/its shares in Grifols in all the general shareholders meetings of Grifols convened during the term of this Agreement against the approval of any resolutions that (i) would be incompatible with the Bylaws Amendment or the Capital Increase or (ii) if approved, would interfere with, delay or prevent the consummation of the Transaction.
(C) votar (personalmente o mediante representante) todas sus acciones de Grifols en todas las juntas generales de accionistas de Grifols convocadas durante la vigencia de este Contrato en contra de la aprobación de cualquier acuerdo (i) que sea incompatible con la Modificación Estatutaria o el Aumento de Capital o (ii) que, de aprobarse, interferiría, retrasaría o impediría la consumación de la Operación.

1.2. Lock-up on shares in Grifols	1.2. Mantenimiento de las acciones en Grifols
The Shareholder hereby agrees, with respect to the shares in Grifols he/she/it holds, to:	El Accionista se obliga, respecto de las acciones en Grifols de que es titular, a:
(A) continue to be the sole legal and beneficial owner of the shares in Grifols set out opposite his/her/its name in Annex 1;	(A) continuar siendo el propietario y beneficiario único y pleno de las acciones de Grifols que se indican junto a su nombre en el Anexo 1;

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(B) keep the shares in Grifols he/she/it holds free from any charge, lien, or encumbrance and not subject to any third-party right;	(B) mantener las acciones de Grifols de las que es titular libres de toda carga o gravamen y no sujetas a ningún derecho de terceros;
(C) not to transfer nor dispose of the shares in Grifols he/she/it holds nor to allow for such transfer or disposal, neither directly nor indirectly; and	(C) no transmitir ni disponer de las acciones de Grifols de las que es titular ni permitir en modo alguno su transmisión o disposición, ni directa ni indirectamente; y
(D) not to agree, irrevocably or subject to any conditions, to undertake any of the transactions referred to below with respect the shares it holds in Grifols.	(D) no obligarse, ni irrevocablemente ni aunque la obligación quede sometida al cumplimiento de condiciones, a realizar ninguna de las anteriores operaciones respecto de las acciones de Grifols de las que es titular.
Notwithstanding the foregoing Sections 1.2.(A), 1.2.(B), 1.2.(C) or 1.2.(D), the Shareholder shall have the right, in its sole discretion, to effectuate a Permitted Transfer. For purposes of this Agreement, a “Permitted Transfer” means a direct or indirect sale, transfer, assignment, pledge, encumbrance or other disposition of the shares of a Shareholder to(i) an affiliate of the Shareholder (provided such affiliate shall remain an affiliate of the Shareholder at all times following such Permitted Transfer), (ii) a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of the Shareholder, or (iii) any trust, the trustees of which include only the Shareholder or the persons named in clause (ii) and the beneficiaries of which include only the Shareholder or the persons named in clause (ii); provided, however, that prior to the effectiveness of any such disposition, any and all such transferees, assignees, or beneficiaries of the pledge or disposal executes and delivers to Talecris a written agreement, in form and substance acceptable to Talecris, to assume all of the Shareholder’s obligations hereunder in respect of the securities subject to such disposition and to be bound by the terms of this Agreement, with respect to the securities subject to such disposition, to the same extent as the Shareholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the securities transferred as the Shareholder shall have made hereunder. A Permitted Transfer shall not relieve the Shareholder from its obligations under this Agreement if, following the Transfer, the Shareholder retains any interest in the shares transferred (e.g. a pledge). The Shareholder hereby agrees to be jointly and severally liable with any person to whom he/she/it effects a Permitted Transfer for any breach by any such transferee of his/her/its obligations under this Agreement.	No obstante lo dispuesto en las Cláusulas 1.2.(A), 1.2.(B), 1.2.(C) o 1.2.(D) anteriores, el Accionista tendrá derecho, a su entera discreción, a realizar una Transmisión Permitida. A lo efectos de este Contrato una “Transmisión Permitida” significa una venta, transmisión, cesión, prenda, gravamen o cualquier otra disposición directa o indirecta de las acciones de un Accionista a favor de (i) una entidad perteneciente al grupo del Accionista (siempre y cuando dicha entidad permanezca como una entidad del grupo del Accionista en todo momento con posterioridad a dicha Transmisión Permitida), (ii) un descendiente, heredero, ejecutor, administrador, albacea testamentario o legatario del Accionista, o (iii) cualquier fideicomiso, cuyos fideicomisarios incluyan sólo al Accionista o a las personas nombradas en el apartado (ii), y cuyos beneficiarios incluyan solo al Accionista o a las personas nombradas en el apartado (ii); siempre y cuando, con anterioridad a la eficacia de una transmisión cualquiera de las antes referidas, todos y cada uno de los adquirentes, cesionarios, acreedores pignoraticios o beneficiarios de la transmisión suscriban y entreguen a Talecris un acuerdo por escrito, en forma y sustancia aceptable por Talecris, en virtud del cual asuman todas las obligaciones del Accionista anteriores en relación a los acciones objeto de transmisión, y se obligue de conformidad con los términos del presente Contrato en relación a los acciones objeto de transmisión de la misma forma en que el Accionista, y realice en la misma forma que el Accionista cada una de las manifestaciones y garantías contenidas en este Contrato en relación a los acciones objeto de transmisión. Las Transmisiones Permitidas que supongan que, una vez realizadas, el Accionista mantiene un derecho o interés sobre los acciones transmitidos no liberarán al Accionista de sus obligaciones conforme a este Contrato (p.ej. una prenda). El Accionista será responsable solidario, con todas las personas a las que transmita acciones en una Transmisión Permitida, por cualquier incumplimiento de las obligaciones de esas personas conforme a este Contrato.

2. TERM	2. DURACIÓN
The obligations of the Shareholder under Section 1 of this Agreement shall be in force until the earlier of the following dates:	Las obligaciones del Accionista conforme a la Cláusula 1 de este Contrato estarán en vigor hasta la primera de las siguientes fechas:
(A) The date on which the Transaction is consummated pursuant to the Transaction Agreement; and	(A) La fecha en que se consume la Operación conforme al Contrato de Compraventa; y

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(B) The date on which the Transaction Agreement is terminated in accordance with its terms.	(B) La fecha en que el Contrato de Compraventa quede sin efecto de acuerdo con lo previsto en él.
The arrival of any such dates or the termination of the Transaction Agreement shall not affect (i) the ability of Talecris to claim for any damages or losses suffered by Talecris due to breaches by the Shareholder, occurring through the earlier of such dates, of his/her/its obligations hereunder nor (ii) the applicability of Sections 3 and 4, which shall continue to be in force until all obligations by the Parties under this Agreement have been fulfilled.	El transcurso de las anteriores fechas o el hecho de que el Contrato de Compraventa quede sin efecto no afectará (i) al derecho de Talecris de reclamar cualesquiera daños y perjuicios sufridos por Talecris debido a incumplimientos del Accionista ocurridos hasta la primera de esas fechas de las obligaciones establecidas para éstos en este Contrato ni (ii) a la vigencia de las Cláusulas 3 y 4, que permanecerán en vigor hasta que queden íntegramente cumplidas las obligaciones de las Partes conforme a este Contrato.

3. MISCELLANEOUS	3. MISCELÁNEA

3.1. Language	3.1. Idioma
This Agreement is executed in Spanish and English. In the event of any discrepancy between the two versions, the English version shall prevail over the Spanish one.	Este Contrato se suscribe en español e inglés. En caso de que existiese cualquier discrepancia entre ambas versiones, prevalecerá la versión inglesa sobre la española.
3.2. No assignment	3.2. No cesión
This Agreement shall apply to, inure to the benefit of, and be binding upon and enforceable against the Parties (and their assignees permitted hereunder and their legal successors) only.	Este Contrato será de aplicación, vinculará y beneficiará únicamente a las Partes (y sus respectivos cesionarios permitidos conforme a este Contrato o sucesores) y su cumplimiento podrá ser exigido únicamente a las Partes (y sus respectivos cesionarios permitidos conforme a este Contrato o sucesores).
Except in connection with a Permitted Transfer, any assignment of rights or obligations hereunder by any Party will require the prior written consent of the other Parties, except that assignments of rights or obligations by Talecris to any wholly-owned subsidiary of Talecris shall not require the consent of the Parties other than Talecris if the Talecris remains jointly and severally liable with the relevant subsidiary with respect to the obligations assigned to such subsidiary.	Salvo en el caso de una Transmisión Permitida, cualquier cesión de derechos u obligaciones derivados de este Contrato por una Parte requerirá el consentimiento previo por escrito de las otras Partes excepto por cesiones de derechos u obligaciones realizadas por Talecris a cualquier filial íntegramente participada de Talecris, que no requerirán el consentimiento de las Partes distintas de Talecris siempre que Talecris permanezca obligado solidariamente con la filial de que se trate respecto del cumplimiento de las obligaciones cedidas.

3.3. Further assurance	3.3. Actuaciones complementarias
Each Party agrees that it will, at the request and expense of the requesting Party, execute and deliver such documents, including all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as the other Party hereto, acting reasonably, may from time to time request to be executed or done in order to evidence better or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.	Cada Parte se obliga a que, a solicitud y a costa de la Parte requirente, suscribirá y otorgará aquellos documentos, incluyendo sin limitación alguna cualesquiera documentos de transmisión y consentimiento, y realizará cualesquiera otros actos que la otra Parte pudiera razonablemente solicitar en cualquier momento al objeto de acreditar mejor, perfeccionar o dar efecto a cualquier disposición o previsión del presente Contrato o de cualquier otro contrato o documentación suscrita u otorgada en virtud de este Contrato o a cualquiera de las respectivas obligaciones que se pretenden crear en virtud de este Contrato o de esos contratos o documentos.

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The Parties agree to take all actions, and to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious practicable manner, the transactions contemplated hereby, including the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other competent authorities preventing consummation of the transactions contemplated hereby vacated or reversed.	Las Partes se comprometen a llevar a cabo todos los actos, así como a adoptar todas las medidas necesarias, adecuadas o aconsejables al objeto de consumar y perfeccionar, en la forma más rápida posible, las operaciones aquí previstas, incluyendo la defensa frente a cualesquiera procedimientos de cualquier naturaleza, judicial o administrativa, que pretendan limitar o atacar la validez y eficacia del presente Contrato o la consumación de las operaciones previstas en él, incluyendo el tomar medidas dirigidas a obtener el levantamiento o la anulación de cualquier medida cautelar dictada por cualquier tribunal o por cualquier otra autoridad competente que impida la consumación de las operaciones previstas en este Contrato.

3.4. Disclosure of this Agreement under Article 112 of the LMV	3.4. Publicidad de este Contrato conforme al artículo 112 LMV
In spite of the agreements contained herein being temporary in nature and not addressed to establish a joint policy by any of the Parties on Grifols, the Parties agree to have this Agreement filed and communicated as required under Article 112 of the Spanish Securities Market Law (Ley del Mercado de Valores) as soon as practicable after the date hereof, with communications thereunder being delivered to Grifols, the Spanish Comisión Nacional del Mercado de Valores. and the Commercial Registry of Barcelona on the day following the date on which this Agreement is signed.	Si bien los acuerdos contenidos en este Contrato son de naturaleza temporal y no están destinados a establecer una política común por ninguna de las Partes respecto de Grifols, las Partes acuerdan depositar y comunicar tan pronto como sea posible el Contrato conforme a lo establecido en el artículo 112 de la Ley del Mercado de Valores, presentándose las comunicaciones conforme a ese artículo a Grifols, la Comisión Nacional del Mercado de Valores y el Registro Mercantil en la fecha siguiente a la de firma de este Contrato.
3.5. Entire Agreement. Severability	3.5. Acuerdo íntegro. Nulidad parcial
It is expressly understood and agreed by the Parties that this Agreement contains the entire agreement between the Parties regarding the subject matter hereof and this Agreement supersedes any and all prior agreements, arrangements or understandings between the Parties relating to the subject matter of this Agreement. No oral understandings, statements, promises or inducements contrary to the terms of this Agreement exist.	Las Partes reconocen y acuerdan expresamente que este Contrato contiene el acuerdo completo entre las Partes en relación con su objeto y que este Contrato sustituye todos los acuerdos, convenios y pactos anteriores entre las Partes en relación con el objeto de este Contrato. No existen acuerdos, pactos o promesas orales que sean contrarios a los términos de este Contrato.
If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable under any applicable laws of any competent jurisdiction, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired. The Parties shall nevertheless negotiate in good faith in order to agree the terms of mutually satisfactory provisions, achieving as closely as possible the same commercial effect, to be substituted for the provisions so found to be void or unenforceable.	En caso de que cualquiera de las disposiciones del presente Contrato sea o devenga nula, inválida o ineficaz de conformidad con la normativa aplicable de cualquier jurisdicción competente, la validez, legalidad o eficacia de las restantes disposiciones de este Contrato no se verán afectadas en modo alguno. Las Partes negociarán de buena fe con el fin de acordar disposiciones con términos mutuamente satisfactorios que reemplacen a aquéllas que sean o devengan nulas o ineficaces y cuyo efecto comercial sea el más cercano posible al de las disposiciones a que reemplazan.
Nothing in this Agreement prevents the Shareholder, if he/she/it is a Director of Grifols, from fulfilling his/her/its fiduciary duties as a Director of Grifols, but nothing shall relieve the Shareholder in its capacity as a shareholder in Grifols from fulfilling its obligations hereunder.	Las obligaciones asumidas en este Contrato no impiden al Accionista, si es que es administrador de Grifols, cumplir con sus deberes fiduciarios como administrador de Grifols, pero nada liberará al Accionista de cumplir con las obligaciones que asume como accionista de Grifols conforme a este Contrato.

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3.6. Specific Performance	3.6. Cumplimiento específico
The Parties expressly agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that indemnification for damages alone would not be an adequate remedy. Accordingly, and for the avoidance of any doubt, the Parties expressly acknowledge and agree that Talecris shall be entitled to seek and obtain specific performance from the Shareholder (in addition to any other remedies Talecris may be entitled to) (i) of the Shareholder obligations under this Agreement and (ii) to prevent any breach by the Shareholder of his/her/its obligations under this Agreement.	Las Partes reconocen y acuerdan expresamente que la falta de cumplimiento con los exactos términos de este Contrato y, en general, su incumplimiento podrían causar daños irreparables a las Partes y que la sola obtención de una indemnización por daños no sería un remedio adecuado. En consecuencia, y para evitar dudas, las Partes expresamente reconocen y acuerdan que Talecris tendrá derecho a exigir al Accionista, y obtener de éste, el cumplimiento específico (in natura) (que será adicional a cualquier otro remedio o acción a que tenga derecho Talecris) (i) de las obligaciones asumidas por éste en el Contrato y (ii) para evitar el incumplimiento de las obligaciones del Accionista conforme este Contrato.

3.7. Joint and several liability with, and guarantee of, the other Grifols’ Shareholders	3.7. Solidaridad y garantía con los otros Accionistas de Grifols
The Shareholder agrees to be jointly and severally liable with the other Grifols’ Shareholders for the obligations of each such shareholder under each of the Grifols’ Shareholders Voting Agreements, and guarantees the exact and punctual fulfilment by such other Grifols’ Shareholders of their obligations under each of the Grifols’ Shareholders Voting Agreements.	El Accionista acepta ser responsable solidario con los otros Accionistas de Grifols por las obligaciones a cargo de cada uno de esos accionistas en los Contratos Relativos al Voto con los Accionistas de Grifols, y garantiza el puntual y fiel cumplimiento por los otros Accionistas de Grifols de las obligaciones a cargo de éstos en los Contratos Relativos al Voto con los Accionistas de Grifols.
The Shareholder represents and warrants that he/she/it knows the Grifols’ Shareholders Voting Agreements and, therefore, the obligations for which he/she/it is assuming liability hereunder.	El Accionista declara conocer todos los Contratos Relativos al Voto con los Accionistas de Grifols y, por tanto, las obligaciones allí establecidas por las que asume responsabilidad en este apartado.
In particular, without limitation to the foregoing, the Shareholder agrees to indemnify Talecris jointly and severally with the other Grifols’ Shareholders for any and all damages and losses suffered by Talecris as a consequence of any and all breach under any and all the Grifols’ Shareholders Voting Agreements, regardless of the damages and losses being attributable to the breach of one, several or all the Grifols’ Shareholders. As a consequence, the Shareholder may not raise as a defence or mitigating circumstance that any such damages and losses are not attributable or are not solely attributable to breaches of the Shareholder.	En particular, sin limitación a lo anterior, el Accionista se obliga a indemnizar a Talecris solidariamente con los otros Accionistas de Grifols todos y cualesquiera daños y perjuicios sufridos por Talecris como consecuencia de todo incumplimiento conforme a los Contratos Relativos al Voto con los Accionistas de Grifols, con independencia de que los daños y perjuicios sean atribuibles a uno, a varios o a todos los Accionistas de Grifols. En consecuencia, el Accionista no podrá alegar como defensa total o parcial que tales daños y perjuicios no son atribuibles o no son sólo atribuibles a incumplimientos del Accionista.
Nothing in this Agreement shall relieve any other Grifols Shareholders nor Grifols from liability for breach of the other the Grifols’ Shareholders Voting Agreements or the Transaction Agreement.	Nada en este Contrato liberará a los otros Accionistas de Grifols ni a Grifols de responsabilidad por incumplimiento de los otros Contratos Relativos al Voto con los Accionistas de Grifols o del Contrato de Compraventa.
Conversely, nothing in the other the Grifols’ Shareholders Voting Agreements nor in the Transaction Agreement shall relieve the Shareholder from liability for breach of this Agreement. In particular, without limitation, the liability of the Shareholder for damages and losses suffered by Talecris as a consequence of any breach by Grifols Shareholders shall not be extinguished by the payment or the coming due of the Parent Termination Fee (as this term is defined in the Transaction Agreement).	Nada en los otros Contratos Relativos al Voto con los Accionistas de Grifols ni en el Contrato de Compraventa liberará al Accionista de responsabilidad por incumplimiento de este Contrato. En particular, sin limitación, la responsabilidad del Accionista por daños y perjuicios sufridos por Talecris como consecuencia de cualquier incumplimiento de los Accionistas de Grifols no se verá extinguida o eliminada por el pago o el devengo de la “Parent Termination Fee” (según se define éste término en el Contrato de Compraventa).

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4. APPLICABLE LAW AND JURISDICTION	4. LEY APLICABLE Y JURISDICCIÓN
(A)  Applicable law:  This Agreement shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws; provided however, that Sections 1 and 3.4 hereunder (and no other provisions) shall be governed by and enforced in accordance with the laws of the Kingdom of Spain, without regard to the principles of conflicts of laws.
(A) Ley aplicable: Este Contrato se regirá, interpretará y cumplirá de acuerdo con el derecho del Estado de Delaware, con exclusión de cualesquiera normas de conflicto o de reenvío; si bien sus Cláusulas 1 y 3.4 (pero no ninguna otra disposición) se regirán, interpretarán y cumplirán de acuerdo con el derecho del Reino de España, con exclusión de cualesquiera normas de conflicto o de reenvío.

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(B)  Exclusive jurisdiction:  Each of the Parties hereby agrees that any claim, dispute or controversy (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise, and whether based on state, federal, foreign or any other law, including the laws of the Kingdom of Spain), arising out of, relating to or in connection with this Agreement or any of the transactions contemplated thereby, and including disputes relating to the existence, validity, breach or termination of this Agreement (any such claim, dispute or controversy being a “Covered Claim”), shall be submitted, heard and determined exclusively in the Court of Chancery of the State of Delaware and the appropriate appellate courts therefrom (the “Chancery Court”), and in no other; provided, however, that in the event the Chancery Court lacks subject matter jurisdiction over a Covered Claim, such claim shall be submitted, heard and determined exclusively in another state or federal court sitting in the state of Delaware and the appropriate appellate courts therefrom (an “Other Delaware Court”). Each of the Parties expressly agrees and acknowledges that the Delaware Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court) is an appropriate and convenient forum for resolution of any and all Covered Claims, that it will not suffer any undue hardship or inconvenience if required to litigate in such court, and that such court is fully competent and legally capable of adjudicating any Covered Claim, expressly including Covered Claims governed by Spanish law. Each Party further represents that it has agreed to the jurisdiction of the Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court) in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and laws applied in such courts and has not relied on any representation by any other party or its affiliates, representatives or advisors as to the content, scope or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction.
(B) Jurisdicción exclusiva: Cada una de las Partes acuerda que cualquier reclamación, disputa o controversia (de cualquier tipo, sea basada en contrato, de tipo extracontractual, basada en normativa o de otro tipo, y con independencia de que sea fundada en derecho federal, estatal, extranjero o de cualquier otro tipo, incluyendo el derecho del Reino de España) que surja de este Contrato o cualquiera de operaciones en él contempladas o que tenga relación o conexión con este Contrato o cualquiera de las operaciones en él contempladas, e incluyendo las disputas relativas a la existencia, validez, incumplimiento o terminación de este Contrato (cada reclamación, disputa o controversia, una “Reclamación Cubierta”), deberá ser sometida, oída y resuelta exclusivamente en la “Court of Chancery” del Estado de Delaware y en los tribunales de apelación que allí correspondan (la “Chancery Court”), y no en cualquier otro fuero o jurisdicción; si bien, en el caso de que la Chancery Court no tuviese jurisdicción por razón de la materia en relación con una Reclamación Cubierta, esa reclamación deberá ser sometida, oída y resuelta exclusivamente en otro tribunal o corte, estatal o federal, ubicada en el Estado de Delaware y en los tribunales de apelación correspondientes a ese tribunal o corte que procedan (un “Tribunal de Delaware Diferente” o los “Otros Tribunales de Delaware”). Cada una de las Partes expresamente reconoce y acuerda que la Chancery Court de Delaware (o, si la Chancery Court de Delaware no tuviese jurisdicción por razón de la materia, un Tribunal de Delaware Diferente) es un fuero apropiado y conveniente para la resolución de cada una y todas las Reclamaciones Cubiertas, que no sufrirá indebidas dificultades o incomodidades por tener que litigar en ese fuero y que ese fuero es totalmente competente y jurídicamente capaz de decidir cualquier Reclamación Cubierta, incluyendo las Reclamaciones Cubiertas sujetas a Derecho español. Cada Parte declara además que ha consentido a la jurisdicción de la Chancery Court (o, si la Chancery Court de Delaware no tuviese jurisdicción por razón de la materia, un Tribunal de Delaware Diferente) respecto a las Reclamaciones Cubiertas después de haber recibido asesoramiento adecuado y completo, por parte de asesores legales que esa misma Parte ha elegido, respecto de los procedimientos y normas aplicados por esos tribunales y no ha confiado en ninguna declaración realizada por cualquier otra parte o sus personas afiliadas o vinculadas, representantes o asesores en cuanto al contenido, ámbito o efecto de tales procedimientos y normas, y no sostendrá algo distinto de lo aquí manifestado en ningún procedimiento de ninguna jurisdicción.

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(C)  Personal jurisdiction.  Each of the Parties hereby irrevocably submits, for itself and in respect to his/her/its Affiliates (as this term is defined in the Transaction Agreement) and properties, generally and unconditionally, to the exclusive personal jurisdiction of the Chancery Court and Other Delaware Courts in respect of Covered Claims. The parties hereby consent to and grant any such Chancery Court and Other Delaware Courts jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner referred to in Section 5 below or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. In addition, Shareholder (i) consents to service of process upon him/her/it by mailing or delivering such service to its agent, Corporation Service Company, 2711 Centerville Road Suite 400, Wilmington Delaware 19808, (the “Service Agent”), (ii) authorizes and directs the Service Agent to accept such service, and (iii) shall take all such action as may be necessary to continue such appointment in full force and effect or to appoint another agent so that it will at all times have an agent for service of process for the foregoing purposes in the State of Delaware.
(C) Jurisdicción personal. Cada una de las Partes se somete irrevocablemente, respecto de si misma y de sus Afiliadas (“Affiliates”, según se define este término en el Contrato de Compraventa) y patrimonio, general e incondicionadamente, a la jurisdicción personal y exclusiva de la Chancery Court y los Otros Tribunales de Delaware respecto de las Reclamaciones Cubiertas. Las partes consienten y otorgan jurisdicción a la Chancery Court y los Otros Tribunales de Delaware sobre las personas antes referidas y, en la medida de lo admitido en derecho, sobre la materia de esas disputas y acuerdan que la notificación de cualquier demanda y demás documentación en la forma establecida en la Cláusula 5 siguiente o en cualquier otro modo admitido en derecho será válido y suficiente como notificación. Adicionalmente, el Accionista (i) consiente que la notificación de cualquier demanda y cualquier notificación relativa a un proceso le sea realizada mediante envío por correo o entrega de esa demanda y notificaciones a su agente, Corporation Service Company, 2711 Centerville Road Suite 400, Wilmington Delaware 19808, (el “Agente de Notificación”), (ii) autoriza e instruye al Agente de Notificación para aceptar todas esas notificaciones y (iii) deberá llevar a cabo todas las actuaciones necesarias para mantener la designación del Agente de Notificación en pleno vigor y efecto o designar otro agente de forma que en todo momento tenga un agente de notificación en el Estado de Delaware a los efectos antes establecidos.

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(D)  Covenants.  Each of the Parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave from the Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court), or as a defense, counterclaim or otherwise, in any action involving a Covered Claim, (a) the defense of sovereign immunity, or the defense that any Covered Claim or remedy with respect thereto is within the exclusive jurisdiction of a court outside the State of Delaware, (b) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 4, (c) that such Party or his/her/its Affiliates (as this term is defined in the Transaction Agreement) or property is exempt or immune from jurisdiction of any such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and(d) to the fullest extent permitted by applicable law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, including on the basis that the suit, action or proceeding is governed under the laws of the Kingdom of Spain, (ii) the suit, action or proceeding is not maintainable in such court, (iii) the venue of such suit, action or proceeding is improper or inappropriate and (iv) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties further hereby irrevocably waives, and agrees not to attempt to assert, by way of motion or other request in any other court of other forum, that a judgment entered by the Chancery Court or any Other Delaware Court, including a judgment for specific performance, is not enforceable in such other court or forum, whether in the United States of America, the Kingdom of Spain or elsewhere. The Parties agree that a final judgment in respect of any Covered Claim of the Delaware Chancery Court (or any Other Delaware Court) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.
(D) Obligaciones. Cada una de las Partes renuncia irrevocablemente a alegar u oponer, y acuerda no alegar u oponer ni intentar alegar u oponer, como declinatoria ante la Chancery Court (o, si la Chancery Court de Delaware no tuviese jurisdicción por razón de la materia, un Tribunal de Delaware Diferente), o como defensa, reconvención o de otro modo, en ninguna acción relativa a una Reclamación Cubierta, (a) una defensa o excepción de inmunidad soberana, o una defensa o excepción según la cual cualquier Reclamación Cubierta o cualquier remedio en relación con una Reclamación Cubierta está dentro de la jurisdicción exclusiva de un tribunal situado fuera del Estado de Delaware, (b) cualquier pretensión o argumentación de que la Parte no está sometida a la jurisdicción de los tribunales antes referidos por cualquier motivo distinto a la falta de notificación del proceso conforme a lo establecido en esta Cláusula 4, (c) que esa Parte o sus Afiliadas (“Affiliates”, según se define este término en el Contrato de Compraventa) o patrimonio está exento o es inmune a la jurisdicción de los tribunales antes referidos o a los procedimientos legales comenzados en esos tribunales (sea por notificación de procedimiento, embargo previo al fallo, embargo para ayudar a la ejecución del fallo, ejecución de fallo o de otro modo), y (d) con el carácter más amplio posible conforme al derecho aplicable, que (i) la demanda, acción o procedimiento en tal tribunal ha sido presentada en un fuero inapropiado, incluyendo sobre la base de que la demanda, acción o procedimiento está regida por el derecho del Reino de España; (ii) la demanda, acción o procedimiento no puede ser mantenida, presentada o procesada en ese tribunal, (iii) el foro de tal demanda, acción o procedimiento es inadecuado o inapropiado y (iv) este Contrato, o su materia y objeto, no puede ser hecho cumplir o ejecutado por esos tribunales. Cada una de las Partes, además, renuncia irrevocablemente a alegar u oponer, y acuerda no alegar u oponer ni intentar alegar u oponer, como declinatoria o de cualquier otro modo ante cualquier tribunal, que un fallo del Chancery Court o de cualquier Tribunal de Delaware Diferente, incluyendo un fallo exigiendo el cumplimiento específico, no es exigible en tal otro tribunal, sea en los Estados Unidos de América, en el Reino de España o en otro lugar. Las Partes acuerdan que una sentencia definitiva de la Chancery Court de Delaware (u Otros Tribunales de Delaware) respecto de una Reclamación Cubierta resolverá definitivamente la Reclamación Cubierta y será ejecutable en otras jurisdicciones mediante ejecución de la sentencia o de cualquier otro modo admitido en derecho.

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(E)  Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.
(E) Renuncia a Jurado. CADA PARTE RECONOCE Y ACUERDA QUE CUALQUIER CONTROVERSIA QUE PUDIESE SURGIR EN RELACIÓN CON ESTE CONTRATO PROBABLEMENTE IMPLICARÁ ASUNTOS COMPLEJOS Y DIFÍCILES Y, EN CONSECUENCIA, CADA PARTE RENUNCIA IRREVOCABLE E INCONDICIONADAMENTE A CUALQUIER DERECHO QUE PUDIESE TENER ESA PARTE A JUICIO CON JURADO EN RELACIÓN CON CUALQUIER LITIGIO QUE DIRECTA INDIRECTAMENTE SURJA O GUARDE RELACIÓN CON ESTE CONTRATO O LAS OPERACIONES EN ÉL CONTEMPLADAS. CADA PARTE CERTIFICA Y RECONOCE QUE (i) NINGÚN REPRESENTANTE, AGENTE O ABOGADO DE CUALQUIER OTRA PARTE LE HA MANIFESTADO, EXPRESAMENTE O DE OTRO MODO, QUE TAL OTRA PARTE NO EXIGIRÁ EL CUMPLIMIENTO CON ESTA RENUNCIA EN CASO DE LITIGIO, (ii) CADA PARTE COMPRENDE Y HA CONSIDERADO LAS IMPLICACIONES DE ESTA RENUNCIA, (iii) CADA PARTE OTORGA ESTA RENUNCIA VOLUNTARIAMENTE, y (iv) CADA PARTE HA SIDO INDUCIDA A SUSCRIBIR ESTE CONTRATO POR, ENTRE OTRAS COSAS, LAS MUTUAS RENUNCIAS Y CERTIFICACIONES CONTENIDAS EN ESTA CLÁUSULA 4.

5. NOTICES	5. COMUNICACIONES
Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in English, in writing and shall be deemed given if delivered personally, by telecopy (which transmission is confirmed electronically) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):	Excepto por las comunicaciones que conforme a los términos de este Contrato deban ser realizadas oralmente, todas las notificaciones, peticiones, solicitudes y otras comunicaciones relativas a este Contrato deberán realizarse en inglés, por escrito y se entenderán realizadas si son efectuadas personalmente, por fax/telecopia (cuya transmisión sea confirmada electrónicamente) o por mensajero urgente (facilitando prueba de entrega) a las Partes en las siguientes direcciones (o en tal otra dirección para una Parte que sea comunicada por ésta a las otras conforme a lo aquí previsto):

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(A) if to Talecris, to:	(A) las comunicaciones a Talecris a:

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Fax: +1 919 287 2807
Attention: John F. Gaither, Jr.
Executive Vice President, General
Counsel & Corporate Secretary

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Fax: +1 919 287 2807
Attention: John F. Gaither, Jr.
Executive Vice President, General
Counsel & Corporate Secretary

with a copy to: Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Fax: +1 212.403.2343 Attention: Mark Gordon	con copia a: Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Fax: +1 212.403.2343 Attention: Mark Gordon

and Uría Menéndez Príncipe de Vergara, 187 Plaza de Rodrigo Uría 28002 Madrid Fax: +34.91.586.04.71 Attention: Juan Miguel Goenechea / Javier Illescas	y Uría Menéndez Príncipe de Vergara, 187 Plaza de Rodrigo Uría 28002 Madrid Fax: +34.91.586.04.71 Attention: Juan Miguel Goenechea / Javier Illescas

and	y

(B) if to Shareholder, to the address set forth next to the Shareholder’s name on Annex 1.	(B) las comunicaciones al Accionista, a la dirección indicada junto al nombre del Accionista en el Anexo 1.

Rest of page intentionally left blank. Signature page follows on next page.	El resto de la página se ha dejado en blanco intencionadamente.Página de firmas a continuación.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement, in 2 authentic versions, all to the same and one effect, in the place and as at the date first written above.	COMO EXPRESIÓN DE SU CONSENTIMIENTO, las Partes suscriben este Contrato en el lugar y la fecha indicados en el encabezamiento en 2 ejemplares a un solo efecto.
TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.	TALECRIS BIOTHERAPEUTICS HOLDINGS CORP. P.p.

By Name: Title:	Nombre: Cargo:

[Shareholder]	[Shareholder]

By	By

Signature page of Voting Agreement between TALECRIS BIOTHERAPEUTICS HOLDINGS CORP. and [Shareholder] dated 6 June 2010.	Página de firmas del Contrato de Compromisos Relativos al Voto entre TALECRIS BIOTHERAPEUTICS HOLDINGS CORP. y [Shareholder], S.A. de fecha 6 de junio de 2010.

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Annex 1 / Anexo 1
Shareholder and shares in Grifols / Accionista y acciones de Grifols

Shareholder / Accionista

Identification / Identificación

Number of shares in Grifols held by the Shareholder /
Número de acciones de Grifols propiedad del Accionista

Percentage over the share capital of Grifols represented by the shares in Grifols held by the Shareholder /
Porcentaje del capital social de Grifols que representan las acciones de Grifols propiedad del Accionista

* * *

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Annex 2 / Anexo 2
Bylaws Amendment / Modificación Estatutaria

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DRAFT OF PROVISIONS TO BE INCLUDED IN GIANT BYLAWS PROVIDING FOR THE NON-VOTING SHARES[1]	BORRADOR DE DISPOSICIONES SOBRE ACCIONES SIN VOTO A INCLUIR EN LOS ESTATUTOS DE GIANT[1]
Article 6[o].- Share Capital	Artículo 6[o].- Capital social
1. Shares. The share capital of the Company is [ • ] euros, represented by [ • ] shares, fully, pertaining to two separate classes:	1. Acciones. El capital de la Sociedad es de [ • ] euros, representado por [ • ] acciones, íntegramente suscritas y desembolsadas, pertenecientes a dos clases distintas:
1.1. The Class “A” comprises 213.064.899 shares having a nominal value of 0.50 euros each, all of which belong to the same class and series, and being the ordinary shares of the Company (the “Class A Shares”); and

1.1. 213.064.899 acciones pertenecientes a la Clase “A”, de 0,50 euros de valor nominal cada una, pertenecientes a la misma clase y serie, y que son las acciones ordinarias de la Sociedad (las “Acciones Clase A”); y

1.2. The Class “B” comprises [ • ] shares having a nominal value of      euros each, all of which belong to the same class and series and being non-voting shares of the Company with the preferential rights set forth in Article 6[o] Bis of these ByLaws (the “Class B Shares” and, together with the Class A Shares, the “shares”).

1.2. [ • ] acciones pertenecientes a la Clase “B”, de      euros de valor nominal cada una, pertenecientes a la misma clase y serie, y que son acciones sin voto de la Sociedad con los derechos preferentes establecidos en el Artículo 6[o] Bis de estos estatutos (las “Acciones Clase B” y, conjuntamente con las Acciones Clase A, las “acciones”).

2. Form of Representation. The shares are represented in book-entry form and are governed by the Securities Market Law [Ley del Mercado de Valores] and such other provisions as may be applicable. The book-entry registry shall be maintained by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) and its participant entities.

2. Representación. Las acciones están representadas por medio de anotaciones en cuenta y se rigen por la Ley del Mercado de Valores y demás disposiciones que les sean aplicables. La llevanza del registro contable de anotaciones en cuenta corresponderá a la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) y a sus entidades participantes.

Article 6[o] Bis.- Terms and conditions of the Class B Shares	Artículo 6[o] Bis.- Términos y condiciones de las Acciones Clase B
1. General	1. General
The Class B Shares shall be treated in all respects as being identical to the Class A Shares, and not be subject to discriminatory treatment relative to the Class A Shares, except that the Class B Shares (A) are not entitled to voting rights; and (B) have the preferred dividend, liquidation preference and other rights set forth in this Article 6 Bis.	Las Acciones Clase B deberán ser tratadas en todos los aspectos como idénticas a las Acciones Clase A, y no serán sometidas a un trato discriminatorio respecto de las Acciones Clase A, si bien, como excepción a lo anterior, las Acciones Clase B (A) no tienen derecho de voto; y (B) tienen el derecho al dividendo preferente, el derecho a la cuota de liquidación preferente y los otros derechos establecidos en este Artículo 6 Bis.

1 Final form to conform to the final Parent ByLaws Amendment (as defined in the Transaction Agreement) submitted to Grifols shareholders for approval.

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2. Preferred Dividends	2. Dividendo preferente
2.1. Calculation. Each Class B Share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits for each year at the end of which it is still in issue (the “Preferred Dividend” and, each fiscal year in respect of which the Preferred Dividend is calculated, a “Calculation Period”) equal to 0.01 euros per Class B Share.

2.1. Cálculo. Cada Acción Clase B da derecho a su titular a recibir un dividendo preferente mínimo anual con cargo a los beneficios distribuibles de cada ejercicio a cuya finalización la Acción Clase B permanezca emitida (el “Dividendo Preferente” y cada ejercicio respecto del que el Dividendo Preferente se calcula, un “Periodo de Cálculo”) igual a 0,01 euros por Acción Clase B.

2.2. Preference. The Company shall pay the Preferred Dividend on the Class B Shares for a Calculation Period before any dividend out of distributable profits obtained by the Company during such Calculation Period is paid on the Class A Shares.

2.2. Preferencia. La Sociedad está obligada a acordar el reparto del Dividendo Preferente correspondiente a un Periodo de Cálculo y a pagarlo a los titulares de las Acciones Clase B antes de pagar dividendo alguno a los titulares de las Acciones Clase A con cargo a los beneficios distribuibles obtenidos por la Sociedad en dicho Periodo de Cálculo.

2.3. Accrual. Payment. Non-cumulative nature.	2.3. Devengo. Pago. Carácter no acumulativo.
(A) The Preferred Dividend on all the Class B Shares in issue at the end of a Calculation Period shall be paid by the Company to the holders of the Class B Shares within the nine months following the end of such Calculation Period, in the amount such aggregate Preferred Dividend does not exceed the distributable profits obtained by the Company during such Calculation Period.

   (A) El Dividendo Preferente correspondiente a todas las Acciones Clase B que estuviesen emitidas a la finalización de un Periodo de Cálculo deberá pagarse por la Sociedad a los titulares de las Acciones Clase B dentro de los nueve meses siguientes a la finalización de dicho Periodo de Cálculo, en la cuantía en que el importe agregado de dicho Dividendo Preferente para las Acciones Clase B no exceda del importe de los beneficios distribuibles obtenidos por la Sociedad en dicho Periodo de Cálculo.

(B) If during a Calculation Period the Company has not obtained sufficient distributable profits to pay in full, out of distributable profits obtained by the Company during such Calculation Period, the Preferred Dividend on all the Class B Shares in issue for such Calculation Period, the part of the aggregate Preferred Dividend that exceeds the distributable profits obtained by the Company during such Calculation Period shall not be paid and not accumulated as dividend payable in the future.

   (B) Si en un Periodo de Cálculo la Sociedad no hubiese obtenido beneficios distribuibles suficientes para el completo pago, con cargo a los beneficios distribuibles obtenidos por la Sociedad en ese Periodo de Cálculo, del Dividendo Preferente de todas las Acciones Clase B que estuviesen emitidas a la finalización de ese Periodo de Cálculo, la parte del importe agregado de dicho Dividendo Preferente para las Acciones Clase B que exceda de los beneficios distribuibles obtenidos por la Sociedad durante ese Periodo de Cálculo no se pagará ni se acumulará como dividendo pagadero en el futuro.

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2.4. Voting rights in case of non-payment of the Preferred Dividend. Lack of payment, total or partial, of the Preferred Dividend during a Calculation Period due to the Company not having obtained sufficient distributable profits to pay in full the Preferred Dividend for such Calculation Period, shall not cause the Class B Shares to recover any voting rights.

2.4. Derechos de voto en caso de falta de pago del Dividendo Preferente. La falta de pago, total o parcial, del Dividendo Preferente en un Periodo de Cálculo debido a la no obtención por la Sociedad de beneficios distribuibles suficientes para el completo pago del Dividendo Preferente de ese Periodo de Cálculo, no supondrá la recuperación del derecho de voto para las Acciones Clase B.

3. Other Dividends	3. Otros dividendos y repartos
3.1. Each Class B Share entitles its holder to receive, in addition to the Preferred Dividend, the same dividends and other distributions (in each case, whether in cash, securities of the Company or any of its subsidiaries, or any other securities, assets or rights) as one Class A Share and, therefore, each Class B Share shall be treated as one Class A Share for purposes of any dividends and other distributions made on Class A Shares, including as to the timing of the declaration and payment of any such dividend or distribution.

3.1. Cada Acción Clase B da derecho a su titular a recibir, además del Dividendo Preferente, los mismos dividendos y otros repartos o distribuciones (con independencia de si esos dividendos, repartos o distribuciones se satisfacen en dinero, valores de la Sociedad o de cualquiera de sus filiales, o cualesquiera otros valores, bienes o derechos) que una Acción Clase A y, en consecuencia, cada Acción Clase B deberá ser tratada como una Acción Clase A en relación con cualesquiera dividendos y otras repartos o distribuciones satisfechas a titulares de Acciones Clase A, incluyendo en lo relativo a la fecha de declaración y pago de tales dividendos, repartos o distribuciones.

4. Redemption rights	4. Derecho de rescate
4.1. Redemption event. Each Class B Share entitles its holder to have it redeemed as set forth in this section 4 if a tender offer for all or part of the shares in the Company is made and settled (in whole or in part) except if holders of Class B Shares have been entitled to participate in such offer and have their shares acquired in such offer equally and on the same terms as holders of Class A Shares (including, without limitation, for the same consideration) (each such a tender offer, a “Redemption Event”).

4.1. Supuesto de rescate. Cada Acción Clase B da derecho a su titular a obtener su rescate conforme a lo establecido en este apartado 4 en caso de que (cada oferta que cumpla lo que sigue, un “Supuesto de Rescate”) se formulase y liquidase (en todo o en parte) una oferta pública de adquisición por la totalidad o parte de las acciones de la Sociedad excepto si los titulares de Acciones Clase B hubiesen tenido derecho a participar en esa oferta y a que sus acciones fuesen adquiridas en esa oferta de la misma forma y en los mismos términos que los titulares de Acciones Clase A (incluyendo, sin limitación, por la misma contraprestación).

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4.2. Maximum number of shares of Class B Shares to be redeemed in a given Redemption Event. Notwithstanding the foregoing, Class B Shares redeemed following a given Redemption Event shall not represent a percentage over the total Class B Shares in issue at the time the tender offer causing that Redemption Event is made in excess of the percentage that the sum of Class A Shares (i) to which the offer causing the Redemption Event is addressed; (ii) held by the offerors in that offer; and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A Shares in issue at the time the tender offer causing that Redemption Event is made.

4.2. Máximo porcentaje de Acciones Clase B rescatadas ante un Supuesto de Rescate. No obstante lo anterior, las Acciones Clase B rescatadas como consecuencia de un determinado Supuesto de Rescate no podrán representar respecto del total de Acciones Clase B en circulación al tiempo de formularse la oferta pública de adquisición que dé lugar a ese Supuesto de Rescate de que se trate un porcentaje superior a ese que la suma de las Acciones Clase A (i) a que se dirija la oferta que dé lugar a ese Supuesto de Rescate, (ii) de que sean titulares los oferentes en esa oferta y (iii) de que sean titulares las personas que actúen en concierto con los oferentes o las personas que hayan alcanzado con los oferentes algún acuerdo relativo a la oferta represente respecto del total de Acciones Clase A en circulación al tiempo de formularse la oferta pública de adquisición que dé lugar a ese Supuesto de Rescate.

In the event that due to the application of the limit referred above not all Class B Shares in respect of which the redemption right has been exercised in connection with a Redemption Event may be redeemed, the Class B Shares of each holder to be redeemed shall be reduced relative to the number of Class B Shares in respect of which such holder has exercised the redemption rights so that the above referred limit is not exceeded.

   En caso de que por aplicación del límite antes referido no pueda atenderse el rescate de todas las Acciones Clase B respecto de las que en ese Supuesto de Rescate se haya ejercitado el derecho de rescate, se reducirán las Acciones Clase B a rescatar de cada titular de Acciones Clase B en proporción al número de Acciones Clase B respecto de las que haya ejercido el derecho de rescate de forma que no se exceda el referido límite.

4.3. Redemption process. Upon the occurrence of a Redemption Event,	4.3. Proceso de rescate. En caso de que se produzca un Supuesto de Rescate,
(A) Announcement: The Company shall, for informational purposes only and within 10 days of the date on which a Redemption Event occurs, publish in the Commercial Registry Gazette, the Spanish Stock Exchanges Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of Class B Shares of the occurrence of a Redemption Event and the process for the exercise of the redemption right in connection with such Redemption Event.

   (A) Anuncio: La Sociedad deberá, a efectos informativos y en el plazo de 10 días desde que tenga lugar un Supuesto de Rescate, publicar en el Boletín Oficial del Registro Mercantil, los Boletines de las Bolsas de Valores españolas y en al menos dos de los diarios de mayor circulación de Barcelona un anuncio informando a los titulares de las Acciones Clase B de la ocurrencia de un Supuesto de Rescate y del proceso para el ejercicio del derecho de rescate en relación con ese Supuesto de Rescate.

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(B) Exercise by holders: Each holder of Class B Shares shall be entitled to exercise its redemption right for 2 months from the first date of settlement of the offer causing the Redemption Event by notifying their decision to the Company. The Company shall ensure that the notification of exercise of the redemption right may be made through the systems of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear).

   (B) Ejercicio por los titulares: Cada titular de Acciones Clase B podrá ejercitar su derecho de rescate durante dos meses desde la primera fecha de liquidación de la oferta que dé lugar al Supuesto de Rescate mediante comunicación a la Sociedad. La Sociedad deberá asegurarse que la comunicación de ejercicio del derecho de rescate pueda realizarse a través de los sistemas de la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear).

(C) Price: The redemption price to be paid by the Company for each Class B Share for which the redemption right has been exercise shall be the sum of (i) the amount in euros of the highest consideration paid in the offer causing the Redemption Event plus (ii) interest on the amount referred to in (i), from the date the offer causing the Redemption Event is first settled until the date of full payment of the redemption price, at a rate equal to 1-year Euribor plus 300 basis points.

   (C) Precio: El precio de rescate que deberá ser pagado por la Sociedad por cada Acción Clase B respecto de la que se haya ejercido el derecho de rescate será igual a la suma de (i) un importe en euros igual a la contraprestación más alta pagada en la oferta que dé lugar al Supuesto de Rescate y (ii) intereses sobre el importe referido en (i) desde la primera fecha de liquidación de la oferta que dé lugar al Supuesto de Rescate hasta la fecha de completo pago del precio de rescate a un tipo igual a Euribor a un año más 300 puntos básicos.

For purposes of the previous paragraph, the amount in euros corresponding to any non-cash consideration paid in the offer causing the Redemption Event shall be the market value of such non-cash consideration as at the date the offer causing the Redemption Event is first settled. The calculation of such market value shall be supported by at least two independent experts designated by the Company from auditing firms of international repute.

       A efectos del párrafo anterior, se considerará, como importe en euros respecto a cualquier contraprestación no dineraria satisfecha en la oferta que dé lugar al Supuesto de Rescate, su valor de mercado por referencia a la fecha de primera liquidación de la oferta que dé lugar al Supuesto de Rescate. El cálculo de ese valor de mercado deberá ser soportado por al menos dos expertos independientes designados por la Sociedad de entre firmas de auditoría de prestigio internacional.

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(D) Formalization of the Redemption. The Company shall, within 40 days of the date on which the period for notification of the exercise of redemption rights following a Redemption Event occurs, take all the necessary actions to (a) effectively pay the redemption price for the Class B Shares in respect of which the redemption right has been exercised and complete the capital reduction required for the redemption; and(b) reflect the amendment to Article 6 of these ByLaws deriving from the redemption. In this respect, the Directors of the Company are hereby authorized and obligated to take all such actions, including (a) completing the capital reduction required for the redemption; (b) the granting of the relevant public deeds and registration with the Commercial Registry of the changes in Article 6 of these ByLaws deriving from the redemption of Class B Shares;(c) the formalization of the amendment of the book-entries in the book-entry registry; (d) and the making of the relevant filings and requests with any other persons, including the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), the Spanish Stock Exchanges, the Spanish Securities Exchange Commission and the Commercial Registry.

   (D) Formalización del Rescate. La Sociedad deberá, en el plazo de 40 días desde finalice el período para la notificación del ejercicio del derecho de rescate tras un Supuesto de Rescate, llevar a cabo todas las acciones necesarias para (a) pagar el precio de rescate correspondiente a las Acciones Clase B respecto de las que se haya ejercido el derecho de rescate y para llevar a cabo la reducción de capital necesaria para el rescate; y (b) reflejar la modificación del Artículo 6 de estos estatutos derivada del rescate. En este sentido, los administradores de la Sociedad quedan autorizados y obligados a adoptar todas aquellas actuaciones, incluyendo (a) llevar a cabo y consumar la reducción de capital necesaria para el rescate; (b) el otorgamiento e inscripción en el Registro Mercantil de las escrituras públicas en que se reflejen las modificaciones del Artículo 6 de estos estatutos derivadas del rescate de las Acciones Clase B; (c) la formalización de la modificación de las anotaciones en cuenta ante las entidades encargadas del registro contable; (d) la realización de las pertinentes solicitudes e instancias ante cualesquiera otras personas, incluyendo la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), las Bolsas de Valores españolas y la Comisión Nacional del Mercado de Valores y el Registro Mercantil.

4.4. Effect on Dividends. After a Redemption Event occurs and until the redemption price for the Class B Shares in respect of which the redemption right has been exercised has been paid in full, the Company shall not be able to declare or pay any dividends nor any other distributions to its shareholders (in each case, whether in cash, securities of the Company or any of its subsidiaries, or any other securities, assets or properties).

4.4. Efecto en dividendos. Desde el acaecimiento de un Supuesto de Rescate hasta que el precio de rescate de las Acciones Clase B respecto de las que se haya ejercido el derecho de rescate quede íntegramente satisfecho, la Sociedad no podrá satisfacer dividendo, reparto o distribución alguna a sus accionistas (con independencia de si esos dividendos, repartos o distribuciones se satisfacen en dinero, valores de la Sociedad o de cualquiera de sus filiales, o cualesquiera otros valores, bienes o derechos).

5. Preferential liquidation rights	5. Derecho de liquidación preferente
5.1. Each Class B Share entitles its holder to receive, upon the winding-up and liquidation of the Company, an amount (the “Liquidation Preference”) equal to the sum of (i) the nominal value of such Class B Share, and (ii) the share premium paid up for such Class B Share when it was subscribed for.

5.1. Cada Acción Clase B da derecho a su titular a recibir, en caso de disolución y liquidación de la Sociedad, una cantidad (la “Cuota de Liquidación Preferente”) igual a la suma de (i) el valor nominal de la Acción Clase B, y (ii) la prima de emisión desembolsada para la emisión de esa Acción Clase B.

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5.2. The Company shall pay the Liquidation Preference on the Class B Shares before any amount on account of liquidation is paid on the Class A Shares.	5.2. La Sociedad pagará la Cuota de Liquidación Preferente a las Acciones Clase B antes de pagar importe alguno a los titulares de las Acciones Clase A como cuota de liquidación.
5.3. Each Class B Share entitles its holder to receive, in addition to the Liquidation Preference, the same amount on account of liquidation as one Class A Share.	5.3. Cada Acción Clase B da derecho a su titular a recibir, además de la Cuota de Liquidación Preferente, la misma cuota de liquidación que se satisfaga respecto de una Acción Clase A.
6. Other rights	6. Otros derechos
6.1. Subscription rights.	6.1. Derechos de suscripción.
Each Class B Share entitles its holder to the same rights (including preferential subscription right (derecho de suscripción preferente), and the free allotment right (derecho de asignación gratuita)) as one Class A share in connection with any issuance, granting or sale of (i) any shares in the Company, (ii) any rights or other securities exercisable for or exchangeable or convertible into shares in the Company or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in the Company.

   Cada Acción Clase B atribuye a su titular los mismos derechos (incluyendo el derecho de suscripción preferente y el derecho de asignación gratuita) que una Acción Clase A en relación con cualquier emisión, otorgamiento o entrega de (i) cualesquiera acciones en la Sociedad, (ii) cualesquiera derechos u otros valores que den derecho a adquirir acciones de la Sociedad o que sean canjeables o convertibles en acciones en la Sociedad o (iii) cualesquiera opciones, warrants u otros instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir cualesquiera valores de la Sociedad.

As exceptions to the foregoing,	Como excepción,
(A) the preferential subscription right and the free allotment right of the Class B Shares shall be only over new Class B Shares, and the preferential subscription right and the free allotment right of a Class A Share shall be only over new Class A Shares in each capital increase which meets the following three requirements (i) entail the issuance of Class A Shares and Class B Shares in the same proportion as Class A Shares and Class B Shares represent over the share capital of the Company at the time the resolution on the capital increase is passed; (ii) grants preferential subscription rights or free allotment rights, as applicable, to the Class B Shares over the Class B Shares being issued in the capital increase in the same terms as preferential subscription rights or free allotment rights, as applicable, are granted to the Class A Shares over the Class A Shares being issued in the capital increase; and (iii) in which no other shares or securities are issued; and

(A) el derecho de suscripción preferente y de asignación gratuita de las Acciones Clase B tendrá sólo por objeto Acciones Clase B, y el derecho de suscripción preferente y de asignación gratuita de las Acciones Clase A tendrá sólo por objeto Acciones Clase A en todo aumento que cumpla los siguientes tres requisitos (i) que suponga la emisión de Acciones Clase A y Acciones Clase B en la misma proporción que las Acciones Clase A y Acciones Clase B representen sobre el capital social de la Sociedad al tiempo de acordarse el aumento; (ii) que reconozca a las Acciones Clase B un derecho de suscripción preferente o de asignación gratuita, según corresponda, sobre las Acciones Clase B a emitir en ese aumento en términos iguales a aquellos en que se reconozca a las Acciones Clase A un derecho de suscripción preferente o de asignación gratuita, según corresponda, sobre las Acciones Clase A a emitir en ese aumento y (iii) en el que no se emitan otras acciones o valores; y

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(B) likewise, the preferential subscription right and the free allotment right of a Class B Share shall be only over instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares and the preferential subscription right and the free allotment right of a Class A Share shall be only over instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares in each issuance which meets the following three requirements (i) entail the issuance of instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares and instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares in the same proportion as Class A Shares and Class B Shares represent over the share capital of the Company at the time the resolution on the capital increase is passed; (ii) grants preferential subscription rights or free allotment rights, as applicable, to the Class B Shares over the instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares being issued in such issuance in the same terms as preferential subscription rights or free allotment rights, as applicable, are granted to the Class A Shares over the instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares being issued in such issuance; and (iii) in which no other shares or securities are issued.

   (B) del mismo modo, el derecho de suscripción preferente y de asignación gratuita de las Acciones Clase B tendrá sólo por objeto instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir Acciones Clase B, y el derecho de suscripción preferente y de asignación gratuita de las Acciones Clase A tendrá sólo por objeto instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir Acciones Clase A en toda emisión que cumpla los siguientes tres requisitos (i) que suponga la emisión de instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir Acciones Clase A e instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir Acciones Clase B en la misma proporción que las Acciones Clase A y Acciones Clase B representen sobre el capital social de la Sociedad al tiempo de acordarse el aumento; (ii) que reconozca a las Acciones Clase B un derecho de suscripción preferente o de asignación gratuita, según corresponda, sobre los instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir las Acciones Clase B a emitir en esa emisión en términos iguales a aquellos en que se reconozca a las Acciones Clase A un derecho de suscripción preferente o de asignación gratuita, según corresponda, sobre los instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir las Acciones Clase A a emitir en esa emisión; y (iii) en la que no se emitan otras acciones o valores.

6.2. Separate vote at the general shareholders meeting on Extraordinary Matters. Without prejudice and in addition to the rights provided in Article 92.3 of the Public Companies Law [Ley de Sociedades Anónimas], but also in order to protect Class B Shares, resolutions of the Company on the following matters (the “Extraordinary Matters”) will require, in addition to the resolution being approved pursuant to Article 17 of these ByLaws, the approval of a majority of Class B Shares then in issue:

6.2. Voto separado en la junta general de accionistas respecto de Materias Extraordinarias. Sin perjuicio de lo dispuesto en el artículo 92.3 de la Ley de Sociedades Anónimas y de forma adicional, pero también para proteger los derechos de las Acciones Clase B, los acuerdos de la Sociedad sobre las siguientes materias (las “Materias Extraordinarias”) requerirán, además de su aprobación conforme a lo dispuesto en el artículo 17 de estos estatutos, la aprobación de

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la mayoría de las Acciones Clase B entonces en circulación:
(A) Any resolution (i) authorizing the Company or any subsidiary of the Company to repurchase or acquire any Class A Shares in the Company, except for pro rata repurchases available equally to holders of Class B Shares on the same terms and at the same price as offered to holders of Class A Shares (ii) approving the redemption of any shares in the Company and any share capital reductions (through repurchases, cancellation of shares or otherwise) other than (a) those redemptions mandatory by law and (b) those redemptions which affect equally Class A Shares and Class B Shares and in which each Class B is treated equally and on the same terms as one Class A Share in such transaction;

   (A) Cualquier acuerdo (i) que autorice a la Sociedad o a cualquiera de sus filiales a recomprar o adquirir cualesquiera Acciones Clase A de la Sociedad, excepto para recompras a pro rata que se ofrezcan a los titulares de las Acciones Clase B en los mismos términos y a un precio ofrecido igual que a los titulares de Acciones Clase A o (ii) que apruebe la amortización de acciones de la Sociedad y cualquier reducción de capital (a través de recompras, cancelación de acciones o de cualquier otra forma) distintas de (a) las amortizaciones obligatorias por ley y (b) las amortizaciones que afecten por igual a las Acciones Clase A y a las Acciones Clase B, y en las que se da a cada Acción Clase B el mismo trato y se le otorgan los mismos términos que a cada Acción Clase A;

(B) Any resolution approving the issuance, granting or sale (or authorizing the Board of Directors of the Company to issue, grant or sell) (i) any shares in the Company, (ii) any rights or other securities exercisable for or exchangeable or convertible into shares in the Company or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in the Company, except, for (i), (ii) and (iii), if (A) each Class B Share is treated equally as one Class A Share in the relevant issuance, grant or sale and, therefore, has preferential subscription or allotment rights in the relevant issuance, grant or sale to the same extent, if any, as a Class A Share or (B) if the issuance is made in accordance with section 6.1;

   (B) Cualquier acuerdo aprobando la emisión, otorgamiento o entrega (o autorizando al consejo de administración de la Sociedad para emitir, otorgar o entregar) (i) cualesquiera acciones en la Sociedad, (ii) cualesquiera derechos u otros valores que den derecho a adquirir acciones de la Sociedad o que sean canjeables o convertibles en acciones en la Sociedad o (iii) cualesquiera opciones, warrants u otros instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir cualesquiera valores de la Sociedad, excepto, en los casos (i), (ii) y (iii) anteriores, si (A) a cada Acción Clase B se le da el mismo trato en la correspondiente emisión, otorgamiento o entrega que a una Acción Clase A, y, por tanto, tiene, de haberlos, los mismos derechos de preferencia (de suscripción, de adjudicación preferente o de otro tipo) en la correspondiente emisión, otorgamiento o entrega que una Acción Clase A o (B) la emisión se hace conforme a lo establecido en el apartado 6.1 anterior;

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(C) Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B Share is treated equally as one Class A Share in all respects; or (ii) the dissolution or winding-up of the Company, except where such resolution is mandatory by law;

   (C) Cualquier acuerdo aprobando incondicionalmente o no (i) una operación sometida a la Ley 3/2009 (incluyendo, sin limitación, una fusión, escisión, cambio de domicilio al extranjero o cesión global de activo y pasivo), excepto si en dicha operación cada Acción Clase B es tratada de igual manera que una Acción Clase A en todos los aspectos; o (ii) la disolución o liquidación de la Sociedad, excepto cuando el acuerdo sea obligatorio por ley;

(D) Any resolution for the delisting from any stock exchange of any shares of the Company; and	(D) Cualquier acuerdo aprobando la exclusión de cualesquiera acciones de la Sociedad de cotización o negociación en cualquier bolsa de valores o mercado secundario; y
(E) Generally, any resolution and any amendment of the Company’s ByLaws which directly or indirectly adversely affects the rights, preferences or privileges of the Class B Shares (including any resolution that adversely affects the Class B Shares relative to the Class A Shares or that positively affects the Class A Shares relative to the Class B Shares, or that affects the provisions in these Bylaws relating to the Class B Shares).

   (E) En general, cualquier acuerdo y cualquier modificación de los estatutos de la Sociedad que directa o indirectamente perjudique o afecte negativamente a los derechos, preferencias o privilegios de las Acciones Clase B (incluyendo cualquier acuerdo que perjudique o afecte negativamente a las Acciones Clase B en comparación con las Acciones Clase A o que beneficie o afecte positivamente a las Acciones Clase A en comparación con las Acciones Clase B, o que afecte a las disposiciones de estos estatutos relativas a las Acciones Clase B).

The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or these Bylaws and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on the matters considered “Extraordinary Matters” in this Article of the Bylaws.

   La junta general tiene competencia para decidir sobre todas las materias que le hayan sido atribuidas legal o estatutariamente y, en particular, a título enunciativo, será el único órgano social o cargo con competencia para decidir en las materias consideradas “Materias Extraordinarias” conforme a este artículo de estos estatutos.

6.3. Other rights. The Class B Shares shall have the other rights provided for them in Articles 91.2 and 92 of the Public Companies Law [Ley de Sociedades Anónimas] and, except as set forth in this Article 6[o] Bis and in Articles 91.2 and 92 of the Public Companies Law [Ley de Sociedades Anónimas], each Class B Share entitles its holder to the same rights as one Class A Share (including the right to attend all general shareholders meetings of the Company, the right to information on the Company and the right to challenge resolutions of the Company).

6.3. Otros derechos. Las Acciones Clase B tienen los demás derechos reconocidos en los artículos 91.2 y 92 de la Ley de Sociedades Anónimas y, salvo lo dispuesto en este Artículo 6[o] Bis y en los artículos 91.2 y 92 de la Ley de Sociedades Anónimas, cada Acción Clase B atribuye a su titular los mismos derechos que una Acción Clase A (incluyendo los derechos de asistencia a las juntas generales de accionistas de la Sociedad, de información sobre la Sociedad y de impugnación de acuerdos sociales).

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Annex 3 / Anexo 3

List of Grifols’ Shareholders with Grifols’ Shareholders Voting Agreements / Lista de Accionistas de Grifols con Contratos Relativos al Voto con los Accionistas de Grifols

Shareholder / Accionista	Nr. Shares/Acciones	%

Manel Jose Canivell Grifols	2.478.850	1,16%
Jordi Canivell Grifols	2.478.845	1,16%
Ma Jose Canivell Grifols	2.478.355	1,16%
Magdalena Canivell Grifols	2.477.645	1,16%
Ma Josefa Grifols Lucas	2.986.092	1,40%
Rodellar Amsterdam Holding, B.V.	12.801.837	6,01%
Scranton Enterprises, B.V.	15.898.258	7,46%
Deria, S.A.	18.706.988	8,78%
Thorthol Holdings, B.V.	15.042.766	7,06%

*  *  *

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Annex E
Talecris Voting Agreement

VOTING AGREEMENT
BY AND AMONG
GRIFOLS, S.A.
AND
TALECRIS HOLDINGS, LLC
DATED AS OF JUNE 6, 2010

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Page

ARTICLE I General		A-E4
1.1.	Defined Terms	A-E4
ARTICLE II VOTING		A-E5
2.1.	Agreement to Vote	A-E5
2.2.	No Inconsistent Agreements	A-E7
2.3.	Proxy	A-E7
ARTICLE III REPRESENTATIONS AND WARRANTIES		A-E7
3.1.	Representations and Warranties of the Stockholder	A-E7
ARTICLE IV OTHER COVENANTS		A-E8
4.1.	Prohibition on Transfers; Other Actions	A-E8
4.2.	Stock Dividends, etc	A-E9
4.3.	No Solicitation; Support of Takeover Proposals	A-E9
4.4.	Notice of Acquisitions	A-E9
4.5.	Further Assurances	A-E10
ARTICLE V MISCELLANEOUS		A-E10
5.1.	Termination	A-E10
5.2.	No Ownership Interest	A-E10
5.3.	Notices	A-E10
5.4.	Interpretation; Definitions	A-E12
5.5.	Counterparts	A-E12
5.6.	Entire Agreement	A-E12
5.7.	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	A-E12
5.8.	Amendment; Waiver	A-E13
5.9.	Remedies	A-E14
5.10.	Severability	A-E14
5.11.	Successors and Assigns; Third Party Beneficiaries	A-E14
5.12.	Action by Stockholder Capacity Only	A-E14
5.13.	Maximum Covered Share Amount	A-E14
Schedule 1:	Stockholder	A-E17

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INDEX OF DEFINED TERMS

Page

Affiliate	1
Agreement	1
Beneficial Owner	2
Beneficial Ownership	2
Beneficially Own	2
Beneficially Owned	2
Chancery Court	13
Company Common Stock	1
control	2
controlled by	2
Covered Claim	13
Covered Shares	2
Credit Agreement	16
Encumber	2
Encumbrance	2
Existing Shares	2
Expiration Date	2
Grantees	5
Holdco	1
Indenture	16
Locked-Up Covered Shares	2
Maximum Covered Share Amount	16
Other Delaware Court	13
Parent	1
Permitted Transfer	2
Person	3
Representatives	3
SEC	8
Stockholder	1
Subsidiary	3
Transaction Agreement	1
Transfer	3
under common control with	2

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VOTING AGREEMENT

VOTING AGREEMENT, dated as of June 6, 2010 (this “Agreement”), by and among GRIFOLS, S.A., a company organized under the laws of Spain (“Parent”), and TALECRIS HOLDINGS, LLC, a Delaware limited liability company (the “Stockholder).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, Parent, Talecris Biotherapeutics Holdings Corp., a Delaware corporation (the “Company”), and Grifols, Inc. a Delaware corporation and a wholly-owned subsidiary of Parent (“Holdco”) are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, each outstanding share of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the Common Stock Merger Consideration specified therein.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner of the Existing Shares (as defined herein).

WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations with respect to the Covered Shares (as defined herein) set forth herein;

WHEREAS, the Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby, and has approved the execution and delivery of this Agreement in connection therewith, understanding that the execution and delivery of this Agreement by the Stockholder is a material inducement and condition to Parent’s willingness to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1.  Defined Terms.  The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized and other defined terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person; provided that the Company shall not be deemed an Affiliate of the Stockholder.

“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The terms “Beneficially Own”, ‘‘Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Covered Shares” means the Stockholder’s Existing Shares, together with any shares of Company Common Stock or Company Virginia Sub Common Stock or other voting capital stock of the Company or Company Virginia Sub and any shares of the Company Common Stock or other stock of the Company issuable upon the conversion, exercise or exchange of securities that are as of the relevant date securities convertible into or exercisable or exchangeable for shares of Company Common Stock or Company Virginia Sub Common Stock or other voting

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capital stock of the Company or Company Virginia Sub, in each case that the Stockholder has or acquires Beneficial Ownership of on or after the date hereof.

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.

“Existing Shares” means an aggregate of 61,175,236 shares of Company Common Stock Beneficially Owned by the Stockholder, as set forth opposite the Stockholder’s name on Schedule 1 hereto.

“Expiration Date” shall mean the date that the Merger Agreement shall terminate in accordance with its terms.

“Locked-Up Covered Shares” means an amount of Covered Shares that is equal to 35% of the total voting power of the outstanding shares of Company Common Stock (or following the Reincorporation Merger, Company Virginia Sub Common Stock) immediately prior to the Company Stockholders’ Meeting.

“Permitted Transfer” means a Transfer of Covered Shares by the Stockholder to an Affiliate of the Stockholder, provided that, (i) such Affiliate shall remain an Affiliate of the Stockholder at all times following such Transfer, and (ii) prior to the effectiveness of such Transfer, such transferee executes and delivers to Parent a written agreement, in form and substance acceptable to Parent, to assume all of the Stockholder’s obligations hereunder in respect of the securities subject to such Transfer and to be bound by the terms of this Agreement, with respect to the securities subject to such Transfer, to the same extent as the Stockholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the securities transferred as the Stockholder shall have made hereunder.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

“Representatives” means the officers, directors, employees, agents, advisors and Affiliates of a Person.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner, or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided that the Company shall in no event be deemed a Subsidiary of Stockholder.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, Encumber, hypothecate or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any Contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, Encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE II

VOTING

2.1.  Agreement to Vote.

(a) Subject to Sections 2.1(b) and 2.1(c), the Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the Company Stockholders’ Meeting and at any other meeting of the stockholders of the Company or (following the Reincorporation Merger) Company Virginia Sub, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by

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written consent of the stockholders of the Company or (following the Reincorporation Merger) Company Virginia Sub, the Stockholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent (if then permitted under the Company Certificate or the Company Virginia Sub Articles, as applicable) covering, all of the Covered Shares (I) in favor of the Reincorporation Merger and adoption of the Merger Agreement and the Reincorporation Plan of Merger and approve the Merger and other transactions contemplated by the Merger Agreement and any action reasonably requested by the Parent in furtherance of the foregoing; (II) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement; and (III) against any Takeover Proposal and against any other action, agreement or transaction involving the Company or any of its Subsidiaries that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Reincorporation Merger or the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by the Stockholder of its obligations under this Agreement, including (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or any reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries or (C) any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws, except, in the case of clauses (I) through (III), if expressly contemplated or permitted by the Merger Agreement or approved by Parent.

The obligations of the Stockholder specified in this Section 2.1(a) shall, subject to Section 2.1(b) and Section 2.1(c), apply whether or not the Mergers or any action described above is recommended by the Board of Directors of the Company (or any committee thereof).

(b) Notwithstanding Section 2.1(a), in the event of a Company Adverse Recommendation Change made in compliance with the Merger Agreement in response to a Superior Proposal, the obligation of the Stockholder to vote Covered Shares as to which the Stockholder controls the right to vote in the manner set forth in Section 2.1(a)(ii) shall be modified such that:

(i) the Stockholder shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering the Locked-Up Covered Shares, voting together as a single class, entitled to vote in respect of such matter, as provided in Section 2.1(a)(ii); and

(ii) the Stockholder, in its sole discretion, shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (other than the Locked-Up Covered Shares) in any manner it chooses with respect to the adoption of the Merger Agreement.

(c) Notwithstanding Section 2.1(a), in the event of a Company Adverse Recommendation Change made in compliance with the Merger Agreement in response to an Intervening Event , the obligation of the Stockholder to vote Covered Shares as to which the Stockholder controls the right to vote in the manner set forth in Section 2.1(a)(ii) shall be modified such that:

(i) the Stockholder shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering the Locked-Up Covered Shares, voting together as a single class, entitled to vote in respect of such matter, as provided in Section 2.1(a)(ii); and

(ii) the Stockholder shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (other than the Locked-Up Covered Shares) in a manner that is proportionate to the manner in which all shares of Common Stock (or shares of Company

A-E6

Virginia Sub Common Stock), as applicable (other than the shares voted by the Stockholder) which are voted in respect of such matter, are voted.

2.2.  No Inconsistent Agreements.  The Stockholder hereby covenants and agrees that, except for this Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time while the Merger Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while the Merger Agreement remains in effect, a proxy (except pursuant to Section 2.3), consent or power of attorney with respect to the Covered Shares and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement. The Stockholder hereby represents that all proxies, powers of attorney, instructions or other requests given by the Stockholder prior to the execution of this Agreement in respect of the voting of such Stockholder’s Covered Shares, if any, are not irrevocable and the Stockholder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to the Stockholder’s Covered Shares.

2.3.  Proxy.  The Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact, Tomás Dagá, a director of Parent, and David Bell, the Vice President of Corporate Operations of Grifols, Inc., and any individual who shall hereafter succeed any such persons, and any other Person designated in writing by Parent (collectively, the “Grantees”), each of them individually, with full power of substitution and resubstitution, to vote or execute written consents with respect to the Covered Shares in accordance with Sections 2.1(a), 2.1(b)(i) and 2.1(c) prior to the Expiration Date at any annual or special meetings of stockholders of the Company (or adjournments thereof) at which any of the matters described in Section 2.1(a) is to be considered; provided however, that the Stockholder’s grant of the proxy contemplated by this Section 2.3 shall be effective if, and only if, the Stockholder has not delivered to the Secretary of the Company at least ten business days prior to the meeting at which any of the matters described in Section 2.1(a) is to be considered a duly executed irrevocable proxy card previously approved by Parent directing that the Covered Shares be voted in accordance with Sections 2.1(a), 2.1(b)(i) and 2.1(c). This proxy is coupled with an interest, was given as an additional inducement of Parent to enter into the Merger Agreement and shall be irrevocable prior to the Expiration Date, at which time any such proxy shall terminate. The Stockholder (solely in its capacity as such) shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1.  Representations and Warranties of the Stockholder.  The Stockholder hereby represents and warrants to Parent as follows:

(a) Authorization; Validity of Agreement; Necessary Action.  The Stockholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) Ownership.  The Stockholder’s Existing Shares are, and all of the Covered Shares owned by the Stockholder from the date hereof through and on the Closing Date will be, Beneficially Owned and owned of record by the Stockholder. The Stockholder has good and valid title to the Stockholder’s Existing Shares, free and clear of any Encumbrances other than pursuant to this Agreement, the Merger Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company only with respect to restrictions upon the trading of securities under applicable securities laws. As of the date hereof, the

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Stockholder’s Existing Shares constitute all of the shares of Company Common Stock Beneficially Owned or owned of record by the Stockholder. The Stockholder has and will have at all times through the Closing Date sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Existing Shares and with respect to all of the Covered Shares owned by the Stockholder at all times through the Closing Date.

(c) No Violation.  The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Stockholder or by which any of its assets or properties is bound, or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder and/or any of its assets or properties is bound, except for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(d) Consents and Approvals.  The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than the filings of any reports with the Securities and Exchange Commission.

(e) Absence of Litigation.  As of the date hereof there is no Action pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder and/or any of its Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f) Finder’s Fees.  No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Holdco, or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

(g) Reliance by Parent.  The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Stockholder and the representations and warranties of the Stockholder contained herein. The Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Reincorporation Merger, the Merger and the other transactions contemplated thereby.

3.2.  Representations and Warranties of Parent.  Parent hereby represents and warrants that it has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, constitutes a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE IV

OTHER COVENANTS

4.1.  Prohibition on Transfers; Other Actions.  Until the Expiration Date, the Stockholder shall not (a) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer; (b) enter into any agreement, arrangement or understanding with any Person, or

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take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Stockholder’s representations, warranties, covenants and obligations under this Agreement; or (c) take any action that could restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio.

4.2.  Stock Dividends, etc.  In the event of a stock split, stock dividend or distribution, or any change in the Company Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.3.  No Solicitation; Support of Takeover Proposals.

(a) Subject to Section 4.3(b), prior to the Expiration Date the Stockholder and its Subsidiaries, Affiliates and Representatives shall not directly or indirectly (i) solicit, initiate or knowingly encourage or facilitate any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, enter into any agreement with respect to, or otherwise cooperate with any Takeover Proposal, (iii) waive, terminate modify or fail to enforce any provision of any contractual confidentiality, “standstill” or similar obligation of any Person in favor of the Stockholder and relating to the Company or any of its Subsidiaries other than Parent, (iv) take any action to make the provisions of any “fair price,” moratorium,” “control share acquisition,” “business combination” or other similar antitakeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable antitakeover provisions in the Company Certificate, including Article X thereof, restricting “business combinations” and “interested stockholders” that would otherwise apply, or the Company Bylaws, inapplicable to any transactions contemplated by the Takeover Proposal, (v) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the U.S. Securities and Exchange Commission (“SEC”) or powers of attorney or similar rights to vote, or seek to advise or influence any Person, with respect to the voting of any shares of Company Common Stock in connection with any vote or other action on any matter, other than to recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement and as otherwise expressly provided in this Agreement, (vi) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, or allow any of its Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar Contract providing for, with respect to, or in connection with, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal, or (vii) agree or propose to do any of the foregoing. The Stockholder and its Subsidiaries, Affiliates and Representatives shall immediately cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore (other than with Parent) with respect to any Takeover Proposal, and shall take the necessary steps to inform its Affiliates and Representatives of the obligations undertaken pursuant to this Agreement, including this Section 4.3.  Any violation of this Section 4.3 by any of the Stockholder’s Affiliates or Representatives shall be deemed to be a violation by the Stockholder of this Section 4.3.

(b) Notwithstanding anything to the contrary in Section 4.3(a), at any time the Company is permitted to take the actions set forth in clauses (x) and (y) of Section 5.02(a) of the Merger Agreement with respect to a Takeover Proposal, the Stockholder and its Affiliates and Representatives shall be free to participate in any discussions or negotiations regarding such Takeover Proposal with the Person making such Takeover Proposal, provided that the Stockholder has not breached this Section 4.3.

(c) For the purposes of this Section 4.3, the Company shall be deemed not to be an Affiliate or Subsidiary of the Stockholder, and any officer, director, employee, agent or advisor of the Company (in each case, in their capacities as such) shall be deemed not to be a Representative of the Stockholder.

4.4.  Notice of Acquisitions.  The Stockholder shall notify Parent as promptly as practicable (and in any event within 48 hours after receipt) orally and in writing of (i) the number of any additional shares of Company

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Common Stock or other securities of the Company of which the Stockholder acquires Beneficial Ownership on or after the date hereof and (ii) to the extent known by the Stockholder, any Takeover Proposal and any material subsequent modifications thereto, such notice to include the identity of the Person making such Takeover Proposal and a copy of such Takeover Proposal, including draft agreements or term sheets submitted to the Stockholder in connection therewith at the time such Takeover Proposal is first made or submitted thereafter reflecting material changes to the terms and conditions (or, where no such copy is available, a reasonably detailed description of the material terms and conditions of such Takeover Proposal). The Stockholder shall provide to Parent on a reasonably prompt basis (and in any event within 48 hours) of any material modifications to the terms of any such Takeover Proposal. The Stockholder shall not enter into any Contract with any Person subsequent to the date of this Agreement, and the Stockholder is not party to any Contract, in each case that prohibits the Stockholder from providing such information to Parent.

4.5.  Further Assurances.  From time to time, at Parent’s reasonable request and without further consideration, the Stockholder shall cooperate with Parent in making all filings and obtain all consents of Governmental Entities and third parties and execute and deliver such additional documents and take all such further actions as may be necessary or desirable to effect the actions contemplated by this Agreement. Without limiting the foregoing, the Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement/Prospectus the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement.

ARTICLE V

MISCELLANEOUS

5.1.  Termination.  This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time; (b) the termination of the Merger Agreement in accordance with its terms; and (c) the making of any waiver, amendment or other modification of the Merger Agreement that (i) materially reduces the amount of, or materially changes the type of consideration to be received by the holders of Company Common Stock (or following the Reincorporation Merger, the Virginia Sub Common Stock) in the Mergers or (ii) is otherwise materially adverse to holders of the Company Common Stock or the Virginia Sub Common Stock. Notwithstanding the foregoing, the provisions of this Section 5.1 and of Section 5.2 and Sections 5.4 through 5.12 shall survive any termination of this Agreement without regard to any temporal limitation. Neither the provisions of this Section 5.1 and nor the termination of this Agreement shall relieve (A) any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, or (B) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Stockholder from any liability arising out of or in connection with a breach of this Agreement. In particular, without limitation, the liability of the Stockholder for damages and losses suffered by Parent as a consequence of any breach by the Stockholder shall not be extinguished by the payment or the coming due of the Parent Termination Fee (as this term is defined in the Merger Agreement).

5.2.  No Ownership Interest.  The Stockholder has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and nothing herein shall, or shall be construed to, grant Parent any power, sole or shared, to direct or control the voting or disposition of any of the Covered Shares. Without limiting the generality of the previous sentence, the Stockholder shall be entitled to receive any cash dividend paid by the Company with respect to the Covered Shares during the term of this Agreement. Nothing in this Agreement shall be interpreted as (i) obligating the Stockholder to exercise or convert any warrants, options or convertible securities or otherwise to acquire Company Common Stock or (ii) creating or forming a “group” with any other Person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law.

5.3.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day

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following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent to:

Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Vallès 08174
Barcelona, Spain
Fax: + 34.93.571.2201
Attention: Victor Grifols

with copies to:

Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Facsimile: (212) 969-2900
Attention: Peter Samuels, Esq.

and

Osborne Clarke Europe
Avenida Diagonal, 477
Planta 20
08036 Barcelona
Spain
Fax: +34.93.410.2513
Attention: Tomás Dagá
Raimon Grifols

(b) if to the Stockholder, to:

Talecris Holdings, LLC
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10019
Attention: Mark A. Neporent
Facsimile:

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention: Stuart D. Freedman

(c) if to the Company, to:

Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Fax: (919) 287-2907
Attention: John F. Gaither, Jr.

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with a copy to:

Wachtell Lipton Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile: (212) 403-2343
Attention: Mark Gordon, Esq.

5.4.  Interpretation; Definitions.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Capitalized terms used herein that are not otherwise defined herein are used as defined in the Merger Agreement as in effect on the date hereof.

5.5.  Counterparts.  This Agreement may be executed by facsimile or other image scan transmission and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

5.6.  Entire Agreement.  This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

5.7.  Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) GOVERNING LAW.  THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECT SHALL BE GOVERNED BY, AND CONSTRUED, INTERPRETED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF EXCEPT TO THE EXTENT THAT IT IS MANDATORY, UNDER THE LAWS OF THE STATE OF VIRGINIA THAT THE VIRGINIA STOCK CORPORATION ACT, AS AMENDED, APPLIES.

(b) Exclusive Jurisdiction.  Each of the parties hereby agrees that any claim, dispute or controversy (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise, and whether based on state, federal, foreign or any other law), arising out of, relating to or in connection with this Agreement, the documents referred to in this Agreement, or any of the transactions contemplated thereby, and including disputes relating to the existence, validity, breach or termination of this Agreement (any such claim being a “Covered Claim”), shall be heard and determined exclusively in the Court of Chancery of the State of Delaware and the appropriate appellate courts therefrom (the “Chancery Court”), and in no other; provided, however, that in the event the Chancery Court determines that it lacks subject matter jurisdiction over a Covered Claim, such claim shall be heard and determined exclusively in another state or federal court sitting in the state of Delaware and the appropriate appellate courts therefrom (an “Other Delaware Court”). Each of the parties expressly agrees and acknowledges that the Delaware Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court) is an appropriate and convenient forum for resolution of any and all Covered Claims, that it will not suffer any undue hardship or inconvenience if required to litigate in such court, and that such court is fully competent and legally capable of adjudicating any Covered Claim. Each party further represents that it has agreed to the jurisdiction of the Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court), in

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respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and laws applied in such courts and has not relied on any representation by any other party or its affiliates, representatives or advisors as to the content, scope or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction.

(c) Personal Jurisdiction.  Each of the parties hereby irrevocably submits, for itself and in respect to its Affiliates and properties, generally and unconditionally, to the exclusive personal jurisdiction of the Chancery Court and Other Delaware Courts in respect of Covered Claims. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.3 or in such other manner as may be permitted by law shall be valid and sufficient service thereof. In addition, Parent consents to service of process upon Parent by mailing or delivering such service to its agent, Corporation Service Company (the “Service Agent”), authorizes and directs the Service Agent to accept such service, and shall take all such action as may be necessary to continue such appointment in full force and effect or to appoint another agent so that it will at all times have an agent for service of process for the foregoing purposes in the State of Delaware.

(d) Covenants.  Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave from the Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court), as a defense, counterclaim or otherwise, in any action involving a Covered Claim, (a) the defense of sovereign immunity, the defense that any Covered Claim or remedy with respect thereto is within the exclusive jurisdiction of a court outside the state of Delaware, (b) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 5.7, (c) that it or its Affiliates or property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (d) to the fullest extent permitted by applicable law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the suit, action or proceeding is not maintainable in such court, (iii) the venue of such suit, action or proceeding is improper or inappropriate and (iv) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties further hereby irrevocably waives, and agrees not to attempt to assert, by way of motion or other request in any other court of other forum, that a judgment entered by the Chancery Court or any Other Delaware Court, including a judgment for specific performance, is not enforceable in such other court or forum, whether in the United States, the Kingdom of Spain or otherwise. The parties agree that a final judgment in respect of any Covered Claim of the Delaware Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(e) Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7(e).

5.8.  Amendment; Waiver.  This Agreement may not be amended except by an instrument in writing signed by Parent, the Stockholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other party.

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5.9.  Remedies.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at law. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Chancery Court (or, if and only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave from the Chancery Court or any Other Delaware Court, as a defense, counterclaim or otherwise, in any action involving a Covered Claim, any claim or argument that there is an adequate remedy at law or that an award of specific performance is not otherwise an available or appropriate remedy. Any requirements for the securing or posting of any bond with such remedy are waived. Without limiting the generality of the foregoing, the parties agree that Parent shall be entitled to specific performance against the Stockholder of its obligations to abide by the covenants and obligations with respect to the Covered Shares set forth herein.

5.10.  Severability.  Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner adverse to any party. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible.

5.11.  Successors and Assigns; Third Party Beneficiaries.  Except in connection with a Permitted Transfer or a Transfer of Covered Shares permitted by the proviso contained in Section 4.1(a), neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

5.12.  Action by Stockholder Capacity Only.  Parent acknowledges that the Stockholder has entered into this Agreement solely in its capacity as the record and/or beneficial owner of the Covered Shares (and not in any other capacity, including without limitation, any capacity as a director or officer of the Company). Nothing herein shall limit or affect any actions taken by the Stockholder or its Affiliate or designee, or require the Stockholder or its Affiliate or designee to take any action, in each case, in his capacity as a director or officer of the Company, including, without limitation, to disclose information acquired solely in its or his capacity as a director or officer of the Company, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by it or him in such capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement.

5.13.  Maximum Covered Share Amount.  Notwithstanding anything to the contrary in this Agreement, (i) the obligations of the Stockholder pursuant to this Agreement shall apply only to a maximum number of Covered Shares that is one share less than the lesser of (a) the number of Covered Shares the direct or indirect ownership (beneficially or of record) of which by Parent would result in a “Change of Control” (as defined in the Indenture, dated as of October 21, 2009, as amended, modified or supplemented from time to time, by and among the Company, its subsidiaries named therein as subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Indenture”)) and (b) the number of Covered Shares the direct or indirect ownership of which by Parent would result in a “Change in Control” (as defined in the Revolving Credit Agreement, dated as of December 6, 2006, among the Company, Wachovia Bank, National Association, as

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Administrative Agent, and the other parties thereto (the “Credit Agreement”)) (such number of Covered Shares that is one share less than the lesser of the number of Covered Shares referenced in clause (a) and (b), the “Maximum Covered Share Amount”), (ii) to the extent that, notwithstanding the application of clause (i) of this Section, the terms of this Agreement would result in a “Change of Control” under the Indenture or a “Change in Control” under the Credit Agreement”, then (a) a suitable and equitable provision shall be substituted therefor in order to effect, to the fullest extent permissible under the Indenture without resulting in a “Change of Control” under the Indenture or a “Change in Control” under the Credit Agreement”, as applicable, the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

TALECRIS HOLDINGS, LLC

By:	CERBERUS-PLASMA HOLDINGS LLC Its Managing Member

By:	CERBERUS PARTNERS, L.P. Its Managing Member

By:	CERBERUS ASSOCIATES, L.L.C. Its General Partner

By:	/s/ Mark A. Neporent
Name:     Mark A. Neporent

Title:	Vice President and Chief Operating Officer

GRIFOLS, S.A.

By:	/s/ Victor Grifols
Name:     Victor Grifols

Title:	President and Chief Executive Officer

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Schedule 1

STOCKHOLDER

Name	Existing Shares

Talecris Holdings, LLC c/o Cerberus Capital Management, L.P. 299 Park Avenue New York, New York 10019 Attention: Mark A. Neporent	61,175,236 shares of Common Stock

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Annex F
Form of Parent ByLaw Amendments

Annex F

DRAFT OF PROVISIONS TO BE INCLUDED IN GIANT BY-LAWS PROVIDING FOR THE NON-VOTING SHARES		BORRADOR DE DISPOSICIONES SOBRE ACCIONES SIN VOTO A INCLUIR EN LOS ESTATUTOS DE GIANT

Article 6[o].- Share Capital		Artículo 6[o].- Capital social

1.	Shares. The share capital of the Company is [ • ] euros, represented by [ • ] shares, fully subscribed and paid-up, pertaining to two separate classes:	1.	Acciones. El capital de la Sociedad es de [ • ] euros, representado por [ • ] acciones, íntegramente suscritas y desembolsadas, pertenecientes a dos clases distintas:

1.1.	The Class “A” comprises 213.064.899 shares having a nominal value of 0.50 euros each, all of which belong to the same class and series, and being the ordinary shares of the Company (the “Class A Shares”); and	1.1.	213.064.899 acciones pertenecientes a la Clase “A”, de 0,50 euros de valor nominal cada una, pertenecientes a la misma clase y serie, y que son las acciones ordinarias de la Sociedad (las “Acciones Clase A”); y

1.2.	The Class “B” comprises [ • ] shares having a nominal value of 0.10 euros each, all of which belong to the same class and series and being non-voting shares of the Company with the preferential rights set forth in Article 6[o] Bis of these By-Laws (the “Class B Shares” and, together with the Class A Shares, the “shares”).	1.2.	[ • ] acciones pertenecientes a la Clase “B”, de 0,10 euros de valor nominal cada una, pertenecientes a la misma clase y serie, y que son acciones sin voto de la Sociedad con los derechos preferentes establecidos en el Artículo 6[o] Bis de estos estatutos (las “Acciones Clase B” y, conjuntamente con las Acciones Clase A, las “acciones”).

2.	Form of Representation. The shares are represented in book-entry form and are governed by the Securities Market Law [Ley del Mercado de Valores] and such other provisions as may be applicable. The book-entry registry shall be maintained by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) and its participant entities.	2.	Representación. Las acciones están representadas por medio de anotaciones en cuenta y se rigen por la Ley del Mercado de Valores y demás disposiciones que les sean aplicables. La llevanza del registro contable de anotaciones en cuenta corresponderá a la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) y a sus entidades participantes.

Article 6[o] Bis.- Terms and conditions of the Class B Shares		Artículo 6[o]Bis.- Términos y condiciones de las Acciones Clase B

1.	General	1.	General

Each Class B Share shall be treated in all respects, in spite of having a lower nominal value, as being identical to one Class A Share, and Class B Shares shall not be subject to discriminatory treatment relative to the Class A Shares, except that the Class B Shares (A) are not entitled to voting rights; and (B) have the preferred dividend, liquidation preference and other rights set forth in this Article 6 Bis.		Cada Acción Clase B deberá ser tratada en todos los aspectos, pese a tener un valor nominal inferior, como idéntica a una Acción Clase A, y las Acciones Clase B no serán sometidas a un trato discriminatorio respecto de las Acciones Clase A, si bien, como excepción a lo anterior, las Acciones Clase B (A) no tienen derecho de voto; y (B) tienen el derecho al dividendo preferente, el derecho a la cuota de liquidación preferente y los otros derechos establecidos en este Artículo 6 Bis.

The right of each Class B Share to the dividends and other distributions other than the Preferred Dividend and the preferential subscription right (derecho de suscripción preferente) and the free allotment right (derecho de asignación gratuita de acciones) of each Class B Share are the ones set forth in paragraphs 3.1 and 6.1 of this Article 6 Bis and are equal to those of a Class A Share, in spite of the nominal value of a Class B Share being lower than the nominal value of a Class A Share, as permitted by Articles 98 to 103 and 498 to 499 of the Companies Law [Ley de Sociedades de Capital].		El derecho de cada Acción Clase B a los dividendos y otros repartos y distribuciones distintos del Dividendo Preferente y el derecho de suscripción preferente y de asignación gratuita de acciones de cada Acción Clase B son los previstos en los apartados 3.1 y 6.1 de este Artículo 6 Bis y son iguales a los de una Acción Clase A, a pesar de que el valor nominal de una Acción Clase B es inferior al de una Acción Clase A, al amparo de los Artículos 98 a 103 y 498 a 499 de la Ley de Sociedades de Capital.

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2.	Preferred Dividends	2.	Dividendo preferente

2.1.	Calculation. Each Class B Share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits for each year at the end of which it is still in issue (the “Preferred Dividend” and, each fiscal year in respect of which the Preferred Dividend is calculated, a “Calculation Period”) equal to 0.01 euros per Class B Share.	2.1.	Cálculo. Cada Acción Clase B da derecho a su titular a recibir un dividendo preferente mínimo anual con cargo a los beneficios distribuibles de cada ejercicio a cuya finalización la Acción Clase B permanezca emitida (el “Dividendo Preferente” y cada ejercicio respecto del que el Dividendo Preferente se calcula, un “Periodo de Cálculo”) igual a 0,01 euros por Acción Clase B.

2.2.	Preference. The Company shall pay the Preferred Dividend on the Class B Shares for a Calculation Period before any dividend out of distributable profits obtained by the Company during such Calculation Period is paid on the Class A Shares.	2.2.	Preferencia. La Sociedad está obligada a acordar el reparto del Dividendo Preferente correspondiente a un Periodo de Cálculo y a pagarlo a los titulares de las Acciones Clase B antes de pagar dividendo alguno a los titulares de las Acciones Clase A con cargo a los beneficios distribuibles obtenidos por la Sociedad en dicho Periodo de Cálculo.

2.3.	Accrual. Payment. Non-cumulative nature.	2.3.	Devengo. Pago. Carácter no acumulativo.

(A) The Preferred Dividend on all the Class B Shares in issue at the end of a Calculation Period shall be paid by the Company to the holders of the Class B Shares within the nine months following the end of such Calculation Period, in the amount such aggregate Preferred Dividend does not exceed the distributable profits obtained by the Company during such Calculation Period.

(A) El Dividendo Preferente correspondiente a todas las Acciones Clase B que estuviesen emitidas a la finalización de un Periodo de Cálculo deberá pagarse por la Sociedad a los titulares de las Acciones Clase B dentro de los nueve meses siguientes a la finalización de dicho Periodo de Cálculo, en la cuantía en que el importe agregado de dicho Dividendo Preferente para las Acciones Clase B no exceda del importe de los beneficios distribuibles obtenidos por la Sociedad en dicho Periodo de Cálculo.

(B) If during a Calculation Period the Company has not obtained sufficient distributable profits to pay in full, out of distributable profits obtained by the Company during such Calculation Period, the Preferred Dividend on all the Class B Shares in issue for such Calculation Period, the part of the aggregate Preferred Dividend that exceeds the distributable profits obtained by the Company during such Calculation Period shall not be paid and not accumulated as dividend payable in the future.

(B) Si en un Periodo de Cálculo la Sociedad no hubiese obtenido beneficios distribuibles suficientes para el completo pago, con cargo a los beneficios distribuibles obtenidos por la Sociedad en ese Periodo de Cálculo, del Dividendo Preferente de todas las Acciones Clase B que estuviesen emitidas a la finalización de ese Periodo de Cálculo, la parte del importe agregado de dicho Dividendo Preferente para las Acciones Clase B que exceda de los beneficios distribuibles obtenidos por la Sociedad durante ese Periodo de Cálculo no se pagará ni se acumulará como dividendo pagadero en el futuro.

2.4.	Voting rights in case of non-payment of the Preferred Dividend. Lack of payment, total or partial, of the Preferred Dividend during a Calculation Period due to the Company not having obtained sufficient distributable profits to pay in full the Preferred Dividend for such Calculation Period, shall not cause the Class B Shares to recover any voting rights.	2.4.	Derechos de voto en caso de falta de pago del Dividendo Preferente. La falta de pago, total o parcial, del Dividendo Preferente en un Periodo de Cálculo debido a la no obtención por la Sociedad de beneficios distribuibles suficientes para el completo pago del Dividendo Preferente de ese Periodo de Cálculo, no supondrá la recuperación del derecho de voto para las Acciones Clase B.

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3.	Other Dividends	3.	Otros dividendos y repartos

3.1.	Each Class B Share entitles its holder to receive, in addition to the Preferred Dividend, the same dividends and other distributions (in each case, whether in cash, securities of the Company or any of its subsidiaries, or any other securities, assets or rights) as one Class A Share and, therefore, each Class B Share shall be treated as one Class A Share for purposes of any dividends and other distributions made on Class A Shares, including as to the timing of the declaration and payment of any such dividend or distribution.	3.1.	Cada Acción Clase B da derecho a su titular a recibir, además del Dividendo Preferente, los mismos dividendos y otros repartos o distribuciones (con independencia de si esos dividendos, repartos o distribuciones se satisfacen en dinero, valores de la Sociedad o de cualquiera de sus filiales, o cualesquiera otros valores, bienes o derechos) que una Acción Clase A y, en consecuencia, cada Acción Clase B deberá ser tratada como una Acción Clase A en relación con cualesquiera dividendos y otras repartos o distribuciones satisfechas a titulares de Acciones Clase A, incluyendo en lo relativo a la fecha de declaración y pago de tales dividendos, repartos o distribuciones.

4.	Redemption rights	4.	Derecho de rescate

4.1.	Redemption event. Each Class B Share entitles its holder to have it redeemed as set forth in this section 4 if a tender offer for all or part of the shares in the Company is made and settled (in whole or in part) except if holders of Class B Shares have been entitled to participate in such offer and have their shares acquired in such offer equally and on the same terms as holders of Class A Shares (including, without limitation, for the same consideration) (each such a tender offer, a “Redemption Event”).	4.1.	Supuesto de rescate. Cada Acción Clase B da derecho a su titular a obtener su rescate conforme a lo establecido en este apartado 4 en caso de que (cada oferta que cumpla lo que sigue, un “Supuesto de Rescate”) se formulase y liquidase (en todo o en parte) una oferta pública de adquisición por la totalidad o parte de las acciones de la Sociedad excepto si los titulares de Acciones Clase B hubiesen tenido derecho a participar en esa oferta y a que sus acciones fuesen adquiridas en esa oferta de la misma forma y en los mismos términos que los titulares de Acciones Clase A (incluyendo, sin limitación, por la misma contraprestación).

4.2.	Maximum number of shares of Class B Shares to be redeemed in a given Redemption Event. Notwithstanding the foregoing, Class B Shares redeemed following a given Redemption Event shall not represent a percentage over the total Class B Shares in issue at the time the tender offer causing that Redemption Event is made in excess of the percentage that the sum of Class A Shares(i) to which the offer causing the Redemption Event is addressed; (ii) held by the offerors in that offer; and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A Shares in issue at the time the tender offer causing that Redemption Event is made.	4.2.	Máximo porcentaje de Acciones Clase B rescatadas ante un Supuesto de Rescate. No obstante lo anterior, las Acciones Clase B rescatadas como consecuencia de un determinado Supuesto de Rescate no podrán representar respecto del total de Acciones Clase B en circulación al tiempo de formularse la oferta pública de adquisición que dé lugar a ese Supuesto de Rescate de que se trate un porcentaje superior a ese que la suma de las Acciones Clase A (i) a que se dirija la oferta que dé lugar a ese Supuesto de Rescate, (ii) de que sean titulares los oferentes en esa oferta y (iii) de que sean titulares las personas que actúen en concierto con los oferentes o las personas que hayan alcanzado con los oferentes algún acuerdo relativo a la oferta represente respecto del total de Acciones Clase A en circulación al tiempo de formularse la oferta pública de adquisición que dé lugar a ese Supuesto de Rescate.

In the event that due to the application of the limit referred above not all Class B Shares in respect of which the redemption right has been exercised in connection with a Redemption Event may be redeemed, the Class B Shares of each holder to be redeemed shall be reduced relative to the number of Class B Shares in respect of which such holder has exercised the redemption rights so that the above referred limit is not exceeded.		En caso de que por aplicación del límite antes referido no pueda atenderse el rescate de todas las Acciones Clase B respecto de las que en ese Supuesto de Rescate se haya ejercitado el derecho de rescate, se reducirán las Acciones Clase B a rescatar de cada titular de Acciones Clase B en proporción al número de Acciones Clase B respecto de las que haya ejercido el derecho de rescate de forma que no se exceda el referido límite.

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4.3.	Redemption process. Upon the occurrence of a Redemption Event,	4.3.	Proceso de rescate. En caso de que se produzca un Supuesto de Rescate,

(A) Announcement:  The Company shall, for informational purposes only and within 10 days of the date on which a Redemption Event occurs, publish in the Commercial Registry Gazette, the Spanish Stock Exchanges Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of Class B Shares of the occurrence of a Redemption Event and the process for the exercise of the redemption right in connection with such Redemption Event.

(A) Anuncio:  La Sociedad deberá, a efectos informativos y en el plazo de 10 días desde que tenga lugar un Supuesto de Rescate, publicar en el Boletín Oficial del Registro Mercantil, los Boletines de las Bolsas de Valores españolas y en al menos dos de los diarios de mayor circulación de Barcelona un anuncio informando a los titulares de las Acciones Clase B de la ocurrencia de un Supuesto de Rescate y del proceso para el ejercicio del derecho de rescate en relación con ese Supuesto de Rescate.

(B) Exercise by holders:  Each holder of Class B Shares shall be entitled to exercise its redemption right for 2 months from the first date of settlement of the offer causing the Redemption Event by notifying their decision to the Company. The Company shall ensure that the notification of exercise of the redemption right may be made through the systems of the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear).

(B) Ejercicio por los titulares:  Cada titular de Acciones Clase B podrá ejercitar su derecho de rescate durante dos meses desde la primera fecha de liquidación de la oferta que dé lugar al Supuesto de Rescate mediante comunicación a la Sociedad. La Sociedad deberá asegurarse que la comunicación de ejercicio del derecho de rescate pueda realizarse a través de los sistemas de la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear).

(C) Price:  The redemption price to be paid by the Company for each Class B Share for which the redemption right has been exercise shall be the sum of(i) the amount in euros of the highest consideration paid in the offer causing the Redemption Event plus (ii) interest on the amount referred to in(i), from the date the offer causing the Redemption Event is first settled until the date of full payment of the redemption price, at a rate equal to 1-year Euribor plus 300 basis points.

(C) Precio:  El precio de rescate que deberá ser pagado por la Sociedad por cada Acción Clase B respecto de la que se haya ejercido el derecho de rescate será igual a la suma de (i) un importe en euros igual a la contraprestación más alta pagada en la oferta que dé lugar al Supuesto de Rescate e (ii) intereses sobre el importe referido en (i) desde la primera fecha de liquidación de la oferta que dé lugar al Supuesto de Rescate hasta la fecha de completo pago del precio de rescate a un tipo igual a Euribor a un año más 300 puntos básicos.

	For purposes of the previous paragraph, the amount in euros corresponding to any non-cash consideration paid in the offer causing the Redemption Event shall be the market value of such non-cash consideration as at the date the offer causing the Redemption Event is first settled. The calculation of such market value shall be supported by at least two independent experts designated by the Company from auditing firms of international repute.		A efectos del párrafo anterior, se considerará, como importe en euros respecto a cualquier contraprestación no dineraria satisfecha en la oferta que dé lugar al Supuesto de Rescate, su valor de mercado por referencia a la fecha de primera liquidación de la oferta que dé lugar al Supuesto de Rescate. El cálculo de ese valor de mercado deberá ser soportado por al menos dos expertos independientes designados por la Sociedad de entre firmas de auditoría de prestigio internacional.

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(D) Formalization of the Redemption.  The Company shall, within 40 days of the date on which the period for notification of the exercise of redemption rights following a Redemption Event lapses, take all the necessary actions to(a) effectively pay the redemption price for the Class B Shares in respect of which the redemption right has been exercised and complete the capital reduction required for the redemption; and(b) reflect the amendment to Article 6 of these By-Laws deriving from the redemption. In this respect, the Directors of the Company are hereby authorized and obligated to take all such actions, including(a) completing the capital reduction required for the redemption;(b) the granting of the relevant public deeds and registration with the Commercial Registry of the changes in Article 6 of these By-Laws deriving from the redemption of Class B Shares;(c) the formalization of the amendment of the book-entries in the book-entry registry;(d) and the making of the relevant filings and requests with any other persons, including the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), the Spanish Stock Exchanges, the Spanish Securities Exchange Commission and the Commercial Registry.

(D) Formalización del Rescate.  La Sociedad deberá, en el plazo de 40 días desde que finalice el período para la notificación del ejercicio del derecho de rescate tras un Supuesto de Rescate, llevar a cabo todas las acciones necesarias para (a) pagar el precio de rescate correspondiente a las Acciones Clase B respecto de las que se haya ejercido el derecho de rescate y para llevar a cabo la reducción de capital necesaria para el rescate; y (b) reflejar la modificación del Artículo 6 de estos estatutos derivada del rescate. En este sentido, los administradores de la Sociedad quedan autorizados y obligados a adoptar todas aquellas actuaciones, incluyendo (a) llevar a cabo y consumar la reducción de capital necesaria para el rescate; (b) el otorgamiento e inscripción en el Registro Mercantil de las escrituras públicas en que se reflejen las modificaciones del Artículo 6 de estos estatutos derivadas del rescate de las Acciones Clase B; (c) la formalización de la modificación de las anotaciones en cuenta ante las entidades encargadas del registro contable; (d) la realización de las pertinentes solicitudes e instancias ante cualesquiera otras personas, incluyendo la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), las Bolsas de Valores españolas y la Comisión Nacional del Mercado de Valores y el Registro Mercantil.

4.4.	Effect on Dividends. After a Redemption Event occurs and until the redemption price for the Class B Shares in respect of which the redemption right has been exercised has been paid in full, the Company shall not be able to declare or pay any dividends nor any other distributions to its shareholders (in each case, whether in cash, securities of the Company or any of its subsidiaries, or any other securities, assets or rights).	4.4.	Efecto en dividendos. Desde el acaecimiento de un Supuesto de Rescate hasta que el precio de rescate de las Acciones Clase B respecto de las que se haya ejercido el derecho de rescate quede íntegramente satisfecho, la Sociedad no podrá satisfacer dividendo, reparto o distribución alguna a sus accionistas (con independencia de si esos dividendos, repartos o distribuciones se satisfacen en dinero, valores de la Sociedad o de cualquiera de sus filiales, o cualesquiera otros valores, bienes o derechos).

5.	Preferential liquidation rights	5.	Derecho de liquidación preferente

5.1.	Each Class B Share entitles its holder to receive, upon the winding-up and liquidation of the Company, an amount (the “Liquidation Preference”) equal to the sum of(i) the nominal value of such Class B Share, and (ii) the share premium paid up for such Class B Share when it was subscribed for.	5.1.	Cada Acción Clase B da derecho a su titular a recibir, en caso de disolución y liquidación de la Sociedad, una cantidad (la “Cuota de Liquidación Preferente”) igual a la suma de (i) el valor nominal de la Acción Clase B, y (ii) la prima de emisión desembolsada para la emisión de esa Acción Clase B.

5.2.	The Company shall pay the Liquidation Preference on the Class B Shares before any amount on account of liquidation is paid on the Class A Shares.	5.2.	La Sociedad pagará la Cuota de Liquidación Preferente a las Acciones Clase B antes de pagar importe alguno a los titulares de las Acciones Clase A como cuota de liquidación.

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5.3.	Each Class B Share entitles its holder to receive, in addition to the Liquidation Preference, the same amount on account of liquidation as one Class A Share.	5.3.	Cada Acción Clase B da derecho a su titular a recibir, además de la Cuota de Liquidación Preferente, la misma cuota de liquidación que se satisfaga respecto de una Acción Clase A.

6.	Other rights	6.	Otros derechos

6.1.	Subscription rights.	6.1.	Derechos de suscripción.

	Each Class B Share entitles its holder to the same rights (including preferential subscription right (derecho de suscripción preferente), and the free allotment right (derecho de asignación gratuita)) as one Class A share in connection with any issuance, granting or sale of(i) any shares in the Company, (ii) any rights or other securities exercisable for or exchangeable or convertible into shares in the Company or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in the Company		Cada Acción Clase B atribuye a su titular los mismos derechos (incluyendo el derecho de suscripción preferente y el derecho de asignación gratuita) que una Acción Clase A en relación con cualquier emisión, otorgamiento o entrega de (i) cualesquiera acciones en la Sociedad, (ii) cualesquiera derechos u otros valores que den derecho a adquirir acciones de la Sociedad o que sean canjeables o convertibles en acciones en la Sociedad o (iii) cualesquiera opciones, warrants u otros instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir cualesquiera valores de la Sociedad.

	As exceptions to the foregoing,		Como excepción,

(A) the preferential subscription right and the free allotment right of the Class B Shares shall be only over new Class B Shares, and the preferential subscription right and the free allotment right of a Class A Share shall be only over new Class A Shares in each capital increase which meets the following three requirements(i) entail the issuance of Class A Shares and Class B Shares in the same proportion as Class A Shares and Class B Shares represent over the share capital of the Company at the time the resolution on the capital increase is passed; (ii) grants preferential subscription rights or free allotment rights, as applicable, to the Class B Shares over the Class B Shares being issued in the capital increase in the same terms as preferential subscription rights or free allotment rights, as applicable, are granted to the Class A Shares over the Class A Shares being issued in the capital increase; and (iii) in which no other shares or securities are issued; and

(A) el derecho de suscripción preferente y de asignación gratuita de las Acciones Clase B tendrá sólo por objeto Acciones Clase B, y el derecho de suscripción preferente y de asignación gratuita de las Acciones Clase A tendrá sólo por objeto Acciones Clase A en todo aumento que cumpla los siguientes tres requisitos (i) que suponga la emisión de Acciones Clase A y Acciones Clase B en la misma proporción que las Acciones Clase A y Acciones Clase B representen sobre el capital social de la Sociedad al tiempo de acordarse el aumento; (ii) que reconozca a las Acciones Clase B un derecho de suscripción preferente o de asignación gratuita, según corresponda, sobre las Acciones Clase B a emitir en ese aumento en términos iguales a aquellos en que se reconozca a las Acciones Clase A un derecho de suscripción preferente o de asignación gratuita, según corresponda, sobre las Acciones Clase A a emitir en ese aumento y (iii) en el que no se emitan otras acciones o valores; y

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(B) likewise, the preferential subscription right and the free allotment right of a Class B Share shall be only over instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares and the preferential subscription right and the free allotment right of a Class A Share shall be only over instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares in each issuance which meets the following three requirements(i) entail the issuance of instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares and instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares in the same proportion as Class A Shares and Class B Shares represent over the share capital of the Company at the time the resolution on the capital increase is passed; (ii) grants preferential subscription rights or free allotment rights, as applicable, to the Class B Shares over the instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares being issued in such issuance in the same terms as preferential subscription rights or free allotment rights, as applicable, are granted to the Class A Shares over the instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares being issued in such issuance; and (iii) in which no other shares or securities are issued.

(B) del mismo modo, el derecho de suscripción preferente y de asignación gratuita de las Acciones Clase B tendrá sólo por objeto instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir Acciones Clase B, y el derecho de suscripción preferente y de asignación gratuita de las Acciones Clase A tendrá sólo por objeto instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir Acciones Clase A en toda emisión que cumpla los siguientes tres requisitos (i) que suponga la emisión de instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir Acciones Clase A e instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir Acciones Clase B en la misma proporción que las Acciones Clase A y Acciones Clase B representen sobre el capital social de la Sociedad al tiempo de acordarse el aumento; (ii) que reconozca a las Acciones Clase B un derecho de suscripción preferente o de asignación gratuita, según corresponda, sobre los instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir las Acciones Clase B a emitir en esa emisión en términos iguales a aquellos en que se reconozca a las Acciones Clase A un derecho de suscripción preferente o de asignación gratuita, según corresponda, sobre los instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir las Acciones Clase A a emitir en esa emisión; y (iii) en la que no se emitan otras acciones o valores.

6.2.	Separate vote at the general shareholders meeting on Extraordinary Matters. Without prejudice and in addition to the rights provided in Article 103 of the Companies Law [Ley de Sociedades de Capital], but also in order to protect Class B Shares, resolutions of the Company on the following matters (the “Extraordinary Matters”) will require, in addition to the resolution being approved pursuant to Article 17 of these By-Laws, the approval of a majority of Class B Shares then in issue:	6.2.	Voto separado en la junta general de accionistas respecto de Materias Extraordinarias. Sin perjuicio de lo dispuesto en el artículo 103 de la Ley de Sociedades de Capital y de forma adicional, pero también para proteger los derechos de las Acciones Clase B, los acuerdos de la Sociedad sobre las siguientes materias (las “Materias Extraordinarias”) requerirán, además de su aprobación conforme a lo dispuesto en el artículo 17 de estos estatutos, la aprobación de la mayoría de las Acciones Clase B entonces en circulación:

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(A) Any resolution (i) authorizing the Company or any subsidiary of the Company to repurchase or acquire any Class A Shares in the Company, except for pro rata repurchases available equally to holders of Class B Shares on the same terms and at the same price as offered to holders of Class A Shares or (ii) approving the redemption of any shares in the Company and any share capital reductions (through repurchases, cancellation of shares or otherwise) other than (a) those redemptions mandatory by law and(b) those redemptions which affect equally Class A Shares and Class B Shares and in which each Class B is treated equally and on the same terms as one Class A Share in such transaction;

(A) Cualquier acuerdo (i) que autorice a la Sociedad o a cualquiera de sus filiales a recomprar o adquirir cualesquiera Acciones Clase A de la Sociedad, excepto para recompras a pro rata que se ofrezcan a los titulares de las Acciones Clase B en los mismos términos y a un precio ofrecido igual que a los titulares de Acciones Clase A o (ii) que apruebe la amortización de acciones de la Sociedad y cualquier reducción de capital (a través de recompras, cancelación de acciones o de cualquier otra forma) distintas de (a) las amortizaciones obligatorias por ley y (b) las amortizaciones que afecten por igual a las Acciones Clase A y a las Acciones Clase B, y en las que se da a cada Acción Clase B el mismo trato y se le otorgan los mismos términos que a cada Acción Clase A;

(B) Any resolution approving the issuance, granting or sale (or authorizing the Board of Directors of the Company to issue, grant or sell) (i) any shares in the Company, (ii) any rights or other securities exercisable for or exchangeable or convertible into shares in the Company or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in the Company, except, for (i), (ii) and (iii),(A) if each Class B Share is treated equally as one Class A Share in the relevant issuance, grant or sale and, therefore, has preferential subscription or allotment rights in the relevant issuance, grant or sale to the same extent, if any, as a Class A Share or (B) if the issuance is made in accordance with section 6.1;

(B) Cualquier acuerdo aprobando la emisión, otorgamiento o entrega (o autorizando al consejo de administración de la Sociedad para emitir, otorgar o entregar) (i) cualesquiera acciones en la Sociedad, (ii) cualesquiera derechos u otros valores que den derecho a adquirir acciones de la Sociedad o que sean canjeables o convertibles en acciones en la Sociedad o (iii) cualesquiera opciones, warrants u otros instrumentos que otorguen a su titular el derecho a adquirir, convertir, suscribir o de cualquier otra forma recibir cualesquiera valores de la Sociedad, excepto, en los casos (i), (ii) y (iii) anteriores, si (A) a cada Acción Clase B se le da el mismo trato en la correspondiente emisión, otorgamiento o entrega que a una Acción Clase A, y, por tanto, tiene, de haberlos, los mismos derechos de preferencia (de suscripción, de adjudicación preferente o de otro tipo) en la correspondiente emisión, otorgamiento o entrega que una Acción Clase A o (B) la emisión se hace conforme a lo establecido en el apartado 6.1 anterior;

(C) Any resolution approving unconditionally or not(i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B Share is treated equally as one Class A Share in all respects; or (ii) the dissolution or winding-up of the Company, except where such resolution is mandatory by law;

(C) Cualquier acuerdo aprobando incondicionalmente o no (i) una operación sometida a la Ley 3/2009 (incluyendo, sin limitación, una fusión, escisión, cambio de domicilio al extranjero o cesión global de activo y pasivo), excepto si en dicha operación cada Acción Clase B es tratada de igual manera que una Acción Clase A en todos los aspectos; o (ii) la disolución o liquidación de la Sociedad, excepto cuando el acuerdo sea obligatorio por ley;

(D) Any resolution for the delisting from any stock exchange of any shares of the Company; and	(D) Cualquier acuerdo aprobando la exclusión de cualesquiera acciones de la Sociedad de cotización o negociación en cualquier bolsa de valores o mercado secundario; y

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(E) Generally, any resolution and any amendment of the Company’s By-Laws which directly or indirectly adversely affects the rights, preferences or privileges of the Class B Shares (including any resolution that adversely affects the Class B Shares relative to the Class A Shares or that positively affects the Class A Shares relative to the Class B Shares, or that affects the provisions in these By-laws relating to the Class B Shares).

(E) En general, cualquier acuerdo y cualquier modificación de los estatutos de la Sociedad que directa o indirectamente perjudique o afecte negativamente a los derechos, preferencias o privilegios de las Acciones Clase B (incluyendo cualquier acuerdo que perjudique o afecte negativamente a las Acciones Clase B en comparación con las Acciones Clase A o que beneficie o afecte positivamente a las Acciones Clase A en comparación con las Acciones Clase B, o que afecte a las disposiciones de estos estatutos relativas a las Acciones Clase B).

	The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or these By-laws and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on the matters considered “Extraordinary Matters” in this Article of the By-laws.		La junta general tiene competencia para decidir sobre todas las materias que le hayan sido atribuidas legal o estatutariamente y, en particular, a título enunciativo, será el único órgano social o cargo con competencia para decidir en las materias consideradas “Materias Extraordinarias” conforme a este artículo de estos estatutos.

6.3.	Other rights. The Class B Shares shall have the other rights provided for them in Articles 100, 102 and 103 of the Companies Law [Ley de Sociedades de Capital] and, except as set forth in this Article 6[o] Bis and in Articles 100, 102 and 103 of the Companies Law [Ley de Sociedades de Capital], each Class B Share entitles its holder to the same rights as one Class A Share (including the right to attend all general shareholders meetings of the Company, the right to information on the Company and the right to challenge resolutions of the Company).	6.3.	Otros derechos. Las Acciones Clase B tienen los demás derechos reconocidos en los artículos 100, 102 y 103 de la Ley de Sociedades de Capital y, salvo lo dispuesto en este Artículo 6[o] Bis y en los artículos 100, 102 y 103 de la Ley de Sociedades de Capital, cada Acción Clase B atribuye a su titular los mismos derechos que una Acción Clase A (incluyendo los derechos de asistencia a las juntas generales de accionistas de la Sociedad, de información sobre la Sociedad y de impugnación de acuerdos sociales).

*  *  *

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Annex G
Lock-Up Agreement

LOCK-UP AGREEMENT

Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Vallès 08174
Barcelona, Spain
Attention: Victor Grifols

June 6, 2010

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of June 6, 2010, by and among GRIFOLS, S.A., a company organized under the laws of Spain (“Parent”), GRIFOLS, INC., a Delaware corporation and a direct wholly-owned Subsidiary of Parent, and TALECRIS BIOTHERAPEUTICS HOLDINGS CORP., a Delaware corporation (the “Merger Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement.

The undersigned understands and agrees as follows:

1. As a condition and inducement to Parent entering into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby agrees that, without the prior written consent of Parent (which consent may be withheld or delayed in Parent’s sole discretion), it will refrain during the period commencing on the Closing Date and ending on the date that is 90 days after the Closing Date, from (i) offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant for the sale of, lending or otherwise disposing of or transferring, directly or indirectly, any Parent ADSs, any shares of Parent Non-Voting Shares or any securities convertible into or exercisable or exchangeable for equity securities of Parent, or (ii) entering into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such Parent ADSs, such Parent Non-Voting Shares or other such equity securities of the Parent, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of such Parent ADSs, such Parent Non-Voting Shares or such other securities, in cash or otherwise; provided, that the parties acknowledge and agree that the foregoing restrictions shall not apply in connection with any transaction of the type described in the bylaws providing for the Parent Non-Voting Shares, in Article 6 Bis, Section 4.1(A) and in Article 17, Paragraph 3, Sections (A) and (C) (ignoring for this purpose the carve-outs applicable thereunder for certain transactions where the classes of shares are treated equally). Parent agrees to provide such reasonable assistance as may from time to time be requested, during the period beginning 90 days after the Closing Date, to effect the orderly disposition by the undersigned of any Parent ADSs, Parent Non-Voting Shares or other equity securities of Parent.

2. In furtherance of the foregoing, Parent, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

3. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned.

4. The undersigned acknowledges that Parent is relying on the agreements of the undersigned set forth herein in making its decision to enter into the Merger Agreement.

5. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

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6. This Lock-Up Agreement may be executed in one or more counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

7. The undersigned understands that if the Merger Agreement shall terminate or be terminated prior to payment for and delivery of the ADSs to be sold thereunder, the undersigned shall be released from, all obligations under this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the undersigned has executed this Lock-Up Agreement, or caused this Lock-Up Agreement to be executed, as of the date first written above.

Very truly yours,

TALECRIS HOLDINGS, LLC

By:	CERBERUS-PLASMA HOLDINGS LLC Its Managing Member

By:	CERBERUS PARTNERS, L.P., Its Managing Member

By:	CERBERUS ASSOCIATES, L.L.C., Its General Partner

By:	/s/ Mark A. Neporent
Name:     Mark A. Neporent

Title:	Vice President and Chief
Operating Officer

AGREED:

GRIFOLS, S.A.

By:	/s/ Tomás Dagá Gelabert
Name:     Tomás Dagá Gelabert

Title:	Director

Date: June 6, 2010

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

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Annex H
Form of Reincorporation Plan of Merger

Annex H

PLAN OF MERGER BETWEEN
TALECRIS BIOTHERAPEUTICS HOLDINGS CORP. AND
STREAM MERGER SUB, INC.

This Plan of Merger (this “Plan of Merger”) is entered into as of          , 201[ ] by and between Talecris Biotherapeutics Holdings Corp., a Delaware corporation (“Company”), and Stream Merger Sub, Inc., a Virginia corporation (“Company Virginia Sub”). Capitalized terms used, but not defined, herein shall have the meanings ascribed to them by the Agreement (as defined below).

ARTICLE I

TERMS OF THE MERGER

1.1 The Reincorporation Merger.  Upon the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of June 6, 2010 (as amended, and as it may be further amended from time to time, the “Agreement”), among Grifols, S.A., a company organized under the laws of Spain (“Parent”), Grifols, Inc., a Delaware corporation, and the Company, the Company will merge with and into Company Virginia Sub, a Subsidiary of the Company (the “Reincorporation Merger”). Company Virginia Sub shall be the surviving corporation (the “Surviving Corporation”) in the Reincorporation Merger and shall continue its corporate existence under the laws of the Commonwealth of Virginia. Upon consummation of the Reincorporation Merger, the separate corporate existence of the Company shall terminate.

1.2 Articles of Incorporation.  The Articles of Incorporation of Company Virginia Sub immediately prior to the Reincorporation Effective Time (as defined below) shall be the Articles of Incorporation of the Surviving Corporation (the “Articles of Incorporation”) until thereafter amended in accordance with applicable Law and the Articles of Incorporation.

1.3 Bylaws.  The Bylaws of Company Virginia Sub immediately prior to the Reincorporation Effective Time shall be the Bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended in accordance with applicable Law, the Articles of Incorporation and the Bylaws.

1.4 Directors and Officers.  The directors and officers of the Company immediately prior to the Reincorporation Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and the Bylaws until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.5 Effect of the Reincorporation Merger.  At and after the Reincorporation Effective Time, the Reincorporation Merger shall have the effects set forth in this Plan of Merger, the Agreement, the Delaware General Corporation Law and the Virginia Stock Corporation Act.

ARTICLE II

CONVERSION OF SHARES

2.1 Conversion of Shares.

(a) The Reincorporation Merger shall become effective as of the time of the issuance of the articles of merger by the Virginia State Corporation Commission (the “Reincorporation Effective Time”). Subject to Section 2.2, at the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of the Company, Company Virginia Sub or any holder of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), (i) each share of Company Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time (other than shares held in the treasury of the Company immediately prior to the Reincorporation Effective Time and Dissenting Shares) shall be converted into one share of common stock, par value $0.01 per share, of Company Virginia Sub (“Company Virginia Sub Common Stock”), (ii) each share of Company Common Stock held in the treasury of the Company immediately prior to the Reincorporation

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Effective Time shall be canceled and (iii) each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) All of the shares of Company Common Stock converted into shares of Company Virginia Sub Common Stock pursuant to Section 2.1(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Reincorporation Effective Time, and each Company Common Certificate or Company Common Book-Entry Share previously representing any such shares shall thereafter represent, without the requirement of any exchange thereof, that number of shares of Company Virginia Sub Common Stock into which such shares of Company Common Stock represented by such Company Common Certificate or Company Common Book-Entry Shares have been converted pursuant to Section 2.1(a).

(c) Any provision of the Agreement and this Plan of Merger to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time that are held by record holders of such shares who have not voted in favor of the adoption of the Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into shares of Company Virginia Sub Common Stock, but instead holders of such Dissenting Shares shall be entitled to such rights (and only such rights) as are granted by the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws, waives or loses its rights to appraisal under the DGCL or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by the provisions of Section 262 of the DGCL. If any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares as to which appraisal rights have been withdrawn or lost (“Unperfected Shares”) shall thereupon be treated as if they had been converted into shares of Company Virginia Sub Common Stock as provided for in Section 2.1(a) at the Reincorporation Effective Time, so that the holder of such Unperfected Shares shall have the right to receive such shares, or, following the Effective Time, the consideration into which such shares of Company Virginia Sub Common Stock are to be converted pursuant to Section 3.01(c)(i) of the Agreement. At the Reincorporation Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence.

2.2 Options.  At the Reincorporation Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Company Common Stock and, other than Dissenting Shares, shall be converted automatically into an option to purchase a number of shares of Company Virginia Sub Common Stock equal to the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Reincorporation Effective Time at an exercise price per share of Company Virginia Sub Common Stock equal to the exercise price per share of Company Common Stock in effect immediately prior to the Reincorporation Effective Time and otherwise subject to the terms of the applicable Company Stock Plan under which such Company Stock Options were issued and the agreements evidencing grants thereunder (including accelerated vesting provisions under such agreements evidencing grants thereunder or under any employment agreements between employees of the Company and the Company). The duration and other terms of each new option shall be the same as the original Company Stock Option except that all references to the Company shall be deemed to be references to Company Virginia Sub.

2.3 Other Stock-Based Awards.  At the Reincorporation Effective Time, each Company Stock-Based Award shall cease to represent a right to acquire or receive shares of Company Common Stock or an amount measured by reference to the value of a number of shares of Company Common Stock and, other than Dissenting Shares, shall be converted automatically into a right to receive a number of shares of Company Virginia Sub Common Stock or an amount measured by reference to a number of shares of Company Virginia Sub Common Stock equal to the number of shares of Company Common Stock subject to such Company Stock-Based Award immediately prior to the Reincorporation Effective Time and subject to the terms of the Company Stock Plans or Company Benefit Plan under which such Company Stock-Based Awards were issued or created and the agreements evidencing grants or rights thereunder (including accelerated vesting provisions under such agreements evidencing grants thereunder or under any employment agreements between employees of the Company and the Company). The duration and other terms of the substituted Stock-Based Awards shall be the same as the original Company Stock-Based Awards except that all references to the Company shall be deemed to be references to Company Virginia Sub.

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ARTICLE III

MODIFICATIONS AND TERMINATION

Subject to the limitations of Section 13.1-718 of the Virginia Stock Corporation Act and Section 251(d) of the Delaware General Corporation Law, this Plan of Merger may be amended, modified or abandoned at any time prior to the Reincorporation Effective Time by action taken or authorized by the board of directors of each of the parties hereto in accordance with the Agreement; provided, however, that there shall be no amendment to this Plan of Merger that pursuant to Section 13.1-716E of the Virginia Stock Corporation Act requires the approval of the shareholders of Company Virginia Sub without the approval of such shareholders.

[Remainder of page intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, the Company and Company Virginia Sub have caused this Plan of Merger to be executed in their respective names this           day of          , 201[ ].

Talecris Biotherapeutics Holdings Corp., a Delaware corporation

By:
Name:
Title:

Stream Merger Sub, Inc., a Virginia corporation
SCC ID no. 0724439-5

By:
Name:
Title:

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Annex I
Articles of Incorporation of Stream Merger Sub, Inc.

Annex I

ARTICLES OF INCORPORATION
OF
STREAM MERGER SUB, INC.

ARTICLE 1

NAME

The name of the corporation is Stream Merger Sub, Inc. (the “Corporation”).

ARTICLE 2

REGISTERED OFFICE AND AGENT

The initial registered office of the Corporation is located in the Commonwealth of Virginia at CT Corporation System, 4701 Cox Road, Suite 301, Glen Allen, Virginia 23060, located in the County of Henrico. The name of its initial registered agent at such address is CT Corporation System, which is a foreign nonstock corporation authorized to transact business in Virginia.

ARTICLE 3

CORPORATE PURPOSE AND POWERS

The purpose of the Corporation is to engage in any and all lawful business or activity, not required to be specifically stated in the Articles of Incorporation, for which a corporation may be organized under the Virginia Stock Corporation Act.

ARTICLE 4

CAPITAL STOCK

A. The total number of shares of stock which the Corporation shall have authority to issue shall be 400,000,000 shares of common stock which shall have a par value of $0.01, and which shall be voting stock (“Common Stock”), and 40,000,010 shares of preferred stock which shall have a par value of $0.01 per share (the “Preferred Stock”). The shares of Preferred Stock may be divided and issued from time to time in one or more series as may be designated by the Board of Directors, each such series to be distinctly titled and to consist of the number of shares designated by the Board of Directors by filing Articles of Amendment. All shares of any one series of Preferred Stock so designated by the Board of Directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon (if any) shall accrue or be cumulative (or both). The designations, preferences, qualifications, limitations, restrictions, and special or relative rights (if any) of any series of Preferred Stock may differ from those of any and all other series at any time outstanding. The Board of Directors is hereby expressly vested with authority to fix by resolution the designations, preferences, qualifications, limitations, restrictions and special or relative rights (if any) of the Preferred Stock and each series thereof which may be designated by the Board of Directors.

B. Except as otherwise required by applicable law, each holder of Common Stock shall have full voting rights and powers equal to the voting rights and powers of each holder of Common Stock and shall be entitled to one (1) vote for each share of Common Stock held by such holder.

C. In any merger or statutory share exchange to which the Corporation is a party, the terms, manner and basis of converting shares of Common Stock or any rights to acquire shares of Common Stock (including, without limitation, the type, form and amount of any shares or other securities, eligible interests, obligations, rights to acquire shares, cash or property, or any combination of the foregoing, into which such shares of Common Stock or

A-I1

rights to acquire shares of Common Stock will be converted) may vary among the holders of shares of Common Stock and may vary among the holders of rights to acquire shares of Common Stock.

ARTICLE 5

BOARD OF DIRECTORS

A. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.

B. The number of directors which shall constitute the whole Board of Directors shall be the number from time to time fixed by resolution of the Board (which number shall not be less than three (3) nor more than fifteen (15)), and such number of directors so fixed in such resolutions of the Board may be changed only by receiving the affirmative vote of the holders of at least two-thirds (2/3) of all of the shares of the Corporation then entitled to vote on such change.

C. Any director may be removed from office at any time, with cause, but only by the affirmative vote of the holders of at least two-thirds (2/3) of all of the outstanding shares of capital stock of the Corporation entitled to vote for that purpose, except that if the Board of Directors recommends removal of a director to the shareholders, such removal may be effected by a majority of the outstanding shares of capital stock of the Corporation entitled to vote on the election of directors, in either event at a meeting of shareholders called for that purpose.

ARTICLE 6

PREEMPTIVE AND APPRAISAL RIGHTS

Except as may be set forth in any written agreement between the Corporation and one or more of its shareholders, no holder of outstanding shares of any class shall have any preemptive right with respect to (a) any shares of any class of the Corporation, whether now or hereafter authorized, (b) any warrants, rights or options to purchase any such shares, or (c) any obligations convertible into or exchangeable for any such shares or into warrants, rights or options to purchase any such shares. To the fullest extent that the Virginia Stock Corporation Act permits the limitation or elimination of appraisal rights for any class or series of shares, no shareholder of the Corporation shall have appraisal rights. If the laws of the Commonwealth of Virginia are hereafter amended to authorize corporate action further eliminating or limiting appraisal rights, then appraisal rights shall be eliminated or limited to the fullest extent then permitted.

ARTICLE 7

BYLAWS

In furtherance and not in limitation of the power conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation subject to any limitations contained therein.

ARTICLE 8

LIMITATION OF LIABILITY

To the fullest extent that the Virginia Stock Corporation Act permits the limitation or elimination of the liability of directors or officers, a director or officer of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages. No amendment to or repeal of this Article 8 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the laws of the Commonwealth of Virginia are hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent then permitted. No repeal or modification of this Article 8 shall adversely affect any right of or protection afforded to a director of the Corporation existing immediately prior to such repeal or modification.

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ARTICLE 9

INDEMNIFICATION

The Corporation shall indemnify and shall advance expenses to its officers and directors to the fullest extent permitted by law from time to time in effect. Without limiting the generality of the foregoing, the Bylaws of the Corporation may provide for indemnification and advancement of expenses to the Corporation’s officers, directors, employees and agents on such terms and conditions as the Board of Directors may from time to time deem appropriate or advisable, provided that such bylaws do not diminish the rights of officers and directors to indemnification and advancement of expenses.

ARTICLE 10

SHAREHOLDER ACTION WITHOUT A MEETING

Any action required or permitted to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting, and without prior notice, if consents in writing setting forth the action so adopted or taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to adopt or take the action at a meeting at which all shares entitled to vote on the action were present and voted, if evidenced as contemplated by, and otherwise in accordance with, Section 13.1-657 of the Virginia Stock Corporation Act.

ARTICLE 11

SEVERABILITY

In the event that all, some or any part of any provision contained in these Articles of Incorporation shall be found by any court of competent jurisdiction to be illegal, invalid or unenforceable (as against public policy or otherwise), such provision shall be enforced to the fullest extent permitted by law and shall be construed as if it had been narrowed only to the extent necessary so as not to be invalid, illegal or unenforceable; the validity, legality and enforceability of the remaining provisions of these Articles of Incorporation shall continue in full force and effect and shall not be affected or impaired by such illegality, invalidity or unenforceability of any other provision (or any part or parts thereof) of these Articles of Incorporation. If and to the extent that any provision contained in these Articles of Incorporation that is not required by the Virginia Stock Corporation Act to be contained in these Articles of Incorporation violates any rule of a securities exchange or automated quotation system on which securities of the Corporation are traded, the Board of Directors is authorized, in its sole discretion, to suspend or terminate such provision for such time or periods of time and subject to such conditions as the Board of Directors shall determine in its sole discretion.

ARTICLE 12

AMENDMENT

Except as otherwise provided in these Articles of Incorporation, any amendment to these Articles of Incorporation shall be made in accordance with Section 13.1-707 of the Virginia Stock Corporation Act; provided, however, that such amendment may be approved by the holders of a majority in voting power of the then outstanding shares of capital stock of each voting group entitled to vote on the amendment.

ARTICLE 13

SHAREHOLDER APPROVAL OF FUNDAMENTAL TRANSACTIONS

Except as otherwise provided in these Articles of Incorporation, a plan of merger or share exchange pursuant to Section 13.1-718, a transaction involving the sale of all or substantially all of the Corporation’s assets other than in the regular course of business under Section 13.1-724 or a plan of dissolution under Section 13.1-742 of the Virginia Stock Corporation Act may be approved by the affirmative vote of the holders of a majority in voting power of the

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then outstanding shares of capital stock of the Corporation entitled to vote on the matter, voting together as a single class.

ARTICLE 14

ELECTIONS UNDER VIRGINIA STOCK CORPORATION ACT

Pursuant to Section 13.1-727.B.4 of the Virginia Stock Corporation Act, the Corporation shall not be governed by Article 14 (Affiliated Transactions) of the Virginia Stock Corporation Act. Pursuant to Section 13.1-728.2 of the Virginia Stock Corporation Act, Article 14.1 (Control Share Acquisitions) of the Virginia Stock Corporation Act shall not apply to acquisitions of shares of the Corporation.

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Annex J
Bylaws of Stream Merger Sub, Inc.

Annex J

BYLAWS OF STREAM MERGER SUB, INC.

ARTICLE I

OFFICES

Section 1.1 Registered Office.  The registered office of Stream Merger Sub, Inc. (the “Corporation”) shall be in the Commonwealth of Virginia at CT Corporation System, 4701 Cox Road, Suite 301, Glen Allen, Virginia 23060, located in the County of Henrico.

Section 1.2 Other Offices.  The Corporation may also have offices at such other places both within and without the Commonwealth of Virginia as the board of directors of the Corporation (the “Board of Directors” or the “Board”) may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 2.1 Meetings of Shareholders.  All meetings of shareholders shall be held at any place within or outside the Commonwealth of Virginia designated by the Board of Directors. In the absence of any such designation, shareholders’ meetings shall be held at the principal executive office of the Corporation.

Section 2.2 Annual Shareholders’ Meeting.  The annual meeting of shareholders shall be held each year on a date and a time designated by the Board of Directors. At each annual meeting directors shall be elected and any other proper business may be transacted.

Section 2.3 Special Meeting of Shareholders.  Until such date that Talecris Holdings, LLC, its affiliates (for purposes of these Bylaws, the terms “affiliate” and “associate” shall have the respective meanings given to such terms in Rule 12b-2 under the Exchange Act) or any person who is an express assignee or designee of Talecris Holdings, LLC, in respect of its rights hereunder (and such assignee’s or designee’s affiliates) cease to own, after its initial acquisition thereof, in the aggregate, at least 30% of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Corporation (the “30% Trigger Date”), special meetings of the shareholders of the Corporation may be called by (i) the Chairman, or (ii) the Board of Directors pursuant to a resolution approved by a majority of the whole Board of Directors, or (iii) any Controlling Shareholder (as defined below) who, together with its affiliates, owns more than 30% of the outstanding shares of Common Stock, or any director who is employed by such a Controlling Shareholder. From and after the 30% Trigger Date, special meetings of the shareholders may be called at any time by (a) the Chairman or (b) the Board of Directors pursuant to a resolution approved by a majority of the whole Board of Directors. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice to shareholders. Nothing in these Bylaws shall limit the ability of the shareholders of the Corporation to act without a meeting in accordance with the provisions of Article 10 of the Articles of Incorporation.

For purposes of these Bylaws, “Controlling Shareholders” shall mean Cerberus Associates, L.L.C., Ampersand Plasma Holdings, L.L.C. and their respective affiliates (such persons, other than the Company and its subsidiaries), from and after the time they become shareholders of the Corporation.

Section 2.4 Quorum.  A majority of the votes entitled to be cast at any meeting of shareholders, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law or by the Articles of Incorporation. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum, and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the shareholders, a majority of the voting stock represented in person or by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new

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record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote thereat.

Section 2.5 Vote Required for Shareholder Action.  When a quorum is present at any meeting, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the question is one upon which by express provision of the Virginia Stock Corporation Act (the “ VSCA ‘”), or the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 2.6 Proxies.  At each meeting of the shareholders, each shareholder having the right to vote may vote in person or may authorize another person or persons to act for him by proxy appointed by an instrument in writing subscribed by such shareholder and bearing a date not more than eleven (11) months prior to said meeting, unless said instrument provides for a longer period. All proxies must be filed with the Secretary of the Corporation at the beginning of each meeting in order to be counted in any vote at the meeting. Unless provided otherwise in the Articles of Incorporation, including the terms of any class or series of preferred stock of the Corporation, each shareholder shall have one vote for each share of stock having voting power, registered in his name on the books of the Corporation on the record date set by the Board of Directors as provided in Section 2.8 hereof. If the Articles of Incorporation or the terms of any class or series of preferred stock provides for more or less than one vote for any share on any matter, every reference in these Bylaws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

Section 2.7 Notice of Meetings.  Whenever shareholders are required or permitted to take any action at a meeting, a written notice of any such meeting shall be given which notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting shall be given to each shareholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, except that notice of a shareholders’ meeting to act on an amendment of the Articles of Incorporation, a plan of merger, share exchange, domestication or entity conversion, a proposed sale of assets pursuant to § 13.1-724 of the VSCA, or the dissolution of the Corporation shall be given not less than twenty-five (25) nor more than sixty (60) days before the meeting date. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the shareholder at his address as it appears on the records of the Corporation.

Section 2.8 Fixing Date for Determination of Shareholders of Record.  In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of shareholders, nor more than sixty (60) days prior to any other action requiring a record date, including, but not limited to, the determination of shareholders entitled to receive payment of any distribution. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 2.9 List of Shareholders Entitled to Vote.  After fixing a record date for a meeting of shareholders, the Secretary shall prepare a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder; provided, however, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. The list shall be available for inspection by any shareholder or such shareholder’s agent or attorney as required by the VSCA. The share transfer books shall be the only evidence as to who are the shareholders entitled by this Section 2.9 to examine the list required by this Section 2.9 or to vote in person or by proxy at any meeting of shareholders.

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Section 2.10 Nomination of Directors.

(a) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons appointed by the Board of Directors, or (ii) by a shareholder who (A) was a shareholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in this Section 2.10 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.10 as to such nomination. The foregoing clause (ii) shall be the exclusive means for a shareholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(b) Without qualification, for a shareholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the shareholder must (i) provide Timely Notice (as defined in Section 2.11) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.10. Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting, then for a shareholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the shareholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.10. To be timely, a shareholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if such special meeting is announced later than the ninetieth day prior to the date of such special meeting, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.11) of the date of such special meeting was first made. In no event shall any adjournment of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a shareholder’s notice as described above.

(c) To be in proper form for purposes of this Section 2.10, a shareholder’s notice to the Secretary shall set forth:

(i) As to each Nominating Person (as defined below), the Shareholder Information (as defined in Section 2.11(c)(i), except that for purposes of this Section 2.10 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.11(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.11(c)(ii), except that for purposes of this Section 2.10 the term “ Nominating Person” shall be substituted for the term “ Proposing Person” in all places it appears in Section 2.11(c)(ii) and the disclosure in clauses (F), (K) and (L) of Section 2.11(c)(ii) shall be made with respect to the election of directors at the meeting);

(iii) As to each person whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such proposed nominee that would be required to be set forth in a shareholder’s notice pursuant to this Section 2.10 if such proposed nominee were a Nominating Person, (B) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Nominating Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates and any other persons with whom such proposed nominee (or any of his or her respective affiliates and associates) is Acting in Concert (as defined in Section 2.11(c)), on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to any applicable items under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the

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proposed nominee were a director or executive officer of such registrant, and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.10(f); and

(iv) The Corporation may require any proposed nominee to furnish such other information (A) as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines or (B) that could be material to a reasonable shareholder’s understanding of the independence or lack of independence of such proposed nominee.

For purposes of this Section 2.10, the term “Nominating Person” shall mean (i) the shareholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, (iii) any affiliate or associate of such shareholder or beneficial owner, and (iv) any other person with whom such shareholder or such beneficial owner (or any of their respective affiliates or associates) is Acting in Concert.

(d) A shareholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.10 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to) any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(e) Notwithstanding anything in these Bylaws to the contrary, no person shall be eligible for election as a director of the Corporation unless nominated in accordance with this Section 2.10. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.10, and if he or she should so determine, he or she shall so declare such determination to the meeting and the defective nomination shall be disregarded.

(f) To be eligible to be a nominee for election as a director of the Corporation, the proposed nominee must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 2.10) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in form provided by the Secretary upon written request) that such proposed nominee (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “ Voting Commitment”) that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (ii) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation and (iii) in such proposed nominee’s individual capacity and on behalf of the shareholder (or the beneficial owner, if different) on whose behalf the nomination is made, would be in compliance, if elected as a director of the Corporation, and will comply with applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(g) In addition to the requirements of this Section 2.10 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

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(h) Notwithstanding anything in these Bylaws to the contrary, it is understood that this Section 2.10 is subject to Article 10 of the Articles of Incorporation.

Section 2.11 Notice of Business at Annual Meetings.

(a) At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) brought before the meeting by the Corporation and specified in the notice of meeting given by or at the direction of the Board of Directors, (ii) brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a shareholder who (A) was a shareholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in this Section 2.11 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.11 as to such business. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “ Exchange Act”), and included in the notice of meeting given by or at the direction of the Board of Directors, the foregoing clause (iii) shall be the exclusive means for a shareholder to propose business to be brought before an annual meeting of the shareholders. After the 30% Trigger Date, shareholders shall not be permitted to propose business to be brought before a special meeting of the shareholders, and the only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3. Shareholders seeking to nominate persons for election to the Board must comply with Section 2.10 and this Section 2.11 shall not be applicable to nominations except as expressly provided in Section 2.10.

(b) Without qualification, for business to be properly brought before an annual meeting by a shareholder, the shareholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.11. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if such annual meeting is announced later than the ninetieth (90th) day prior to the date of such annual meeting, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.11, a shareholder’s notice to the Secretary shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Persons, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Shareholder Information”);

(ii) As to each Proposing Person, (A) any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of the Corporation, including due to the fact that the value of such derivative, swap or other transaction(s) are determined by reference to the price, value or volatility of any shares of any class or series of the Corporation, or which derivative, swap or other transaction(s) provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class

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or series of the Corporation (“Synthetic Equity Interests”), which Synthetic Equity Interests shall be disclosed without regard to whether (x) the derivative, swap or other transaction(s) convey any voting rights in such shares to such Proposing Person, (y) the derivative, swap or other transaction(s) are required to be, or are capable of being, settled through delivery of such shares or (z) such Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction(s) (B) any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation or proxy statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of the Corporation, (C) any agreement, arrangement, understanding or relationship, including, without limitation, any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Corporation to, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to the shares of any class or series of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Corporation (“Short Interests”), (D) any rights to distributions on the shares of any class or series of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (E) any performance related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the price or value of shares of any class or series of the Corporation, or any Synthetic Equity Interests or Short Interests, if any, (F)(x) if such Proposing Person is not a natural person, the identity of the natural person or persons associated with such Proposing Person responsible for the formulation of and decision to propose the business to be brought before the meeting (such person or persons, the “Responsible Person”), the manner in which such Responsible Person was selected, any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Proposing Person, the qualifications and background of such Responsible Person and any material interests or relationships of such Responsible Person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, and (y) if such Proposing Person is a natural person, the qualifications and background of such natural person and any material interests or relationships of such natural person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the Corporation and that reasonably could have influenced the decision of such Proposing Person to propose such business to be brought before the meeting, (G) any significant equity interests or any Synthetic Equity Interests or Short Interests in any principal competitor of the Corporation held by such Proposing Persons (H) any direct or indirect interest of such Proposing Person in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (I) any pending or threatened litigation in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (J) any material transaction occurring during the prior twelve (12) months between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand, (K) a summary of any material discussions regarding the business proposed to be brought before the meeting (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder of the shares of any class or series of the Corporation (including their names), and (L) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (L) are referred to as “Disclosable Interests”); provided, however , that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the shareholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the shareholder proposes to bring before the annual meeting, (A) a reasonably brief description of the business desired to be brought before the annual meeting, the reasons for

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conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder of the shares of any class or series of the Corporation (including their names) in connection with the proposal of such business by such shareholder.

For purposes of this Section 2.11, the term “Proposing Person” shall mean (i) the shareholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, (iii) any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of such shareholder or beneficial owner, and (iv) any other person with whom such shareholder or beneficial owner (or any of their respective affiliates or associates) is Acting in Concert (as defined below).

A person shall be deemed to be “Acting in Concert” with another person for purposes of these Bylaws if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Corporation in parallel with, such other person, in each case, where (A) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (B) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; provided , that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in connection with a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

(d) A shareholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.11 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to) any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(e) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with this Section 2.11. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.11, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f) This Section 2.11 is expressly intended to apply to any business proposed to be brought before an annual meeting of shareholders other than any proposal made pursuant to Rule 14a-8 under the Exchange Act. In addition to the requirements of this Section 2.11 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.11 shall be deemed to affect the rights of shareholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

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(h) Notwithstanding anything in these Bylaws to the contrary, it is understood that this Section 2.11 is subject to Article 10 of the Articles of Incorporation.

Section 2.12 Conduct of Meetings.

(a) Meetings of shareholders shall be presided over by the Chairman, if any, or in the Chairman’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence by the President (if the President shall be a different individual than the Chief Executive Officer), or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the shareholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) The Board of Directors of the Corporation may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of shareholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of shareholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of shareholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(c) The chairman of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. If no announcement is made, the polls shall be deemed to have opened when the meeting is convened and closed upon the final adjournment of the meeting. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted, except as otherwise required by law.

(d) In advance of any meeting of shareholders, the Board of Directors, the Chairman or the Chief Executive Officer shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of shareholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law.

ARTICLE III

DIRECTORS

Section 3.1 Number; Qualification.  The Board of Directors shall consist of no less than three (3) and no more than fifteen (15) members. The total number of authorized directors shall be fixed from time to time within such range by a duly adopted resolution of the Board of Directors (subject to change by the shareholders in accordance with Article 5 of the Articles of Incorporation). Directors need not be shareholders of the Corporation. Subject to the provisions of the Articles of Incorporation, each director shall serve until the next annual meeting of shareholders and his or her successor is elected and qualified or until his or her earlier resignation or removal.

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Section 3.2 Chairman.  The Board shall elect from its members a Chairman, which Chairman shall preside at all meetings of the shareholders and the directors. The Chairman shall serve in such capacity until his or her successor is elected by the Board or until his or her earlier resignation or removal from the Board. He or she shall also perform such other duties the Board may assign to him or her from time to time.

Section 3.4 Resignation; Removal; Vacancies.  Any director may resign at any time upon written notice to the Corporation. Unless otherwise specified in such written notice, a resignation shall take effect upon delivery of such written notice to the Corporation. It shall not be necessary for a resignation to be accepted before it becomes effective. Subject to the rights of any holders of any preferred stock of the Corporation then outstanding and the Articles of Incorporation:

(a) Any director may be removed from office at any time, with cause, but only by the affirmative vote of the holders of at least two-thirds (2/3) of all of the outstanding shares of capital stock of the Corporation entitled to vote for that purpose, except that if the Board of Directors recommends removal of a director to the shareholders, such removal may be effected by a majority of the outstanding shares of capital stock of the Corporation entitled to vote on the election of directors, in either event at a meeting of shareholders called for that purpose;

(b) except as otherwise required by law, vacancies and newly created directorships resulting from any increase in the total number of authorized directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and

(c) any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of shareholders and until such director’s respective successor is elected(except in the case of the death, resignation, or removal of such director).

Section 3.5 Management of Corporation.  The property and business of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not directed or required to be exercised or done by the shareholders pursuant to the VSCA, the Articles of Incorporation, or by these Bylaws.

Section 3.6 Location of Meetings; Books and Records.  The directors may hold their meetings and have one or more offices, and keep the books and records of the Corporation outside of the Commonwealth of Virginia.

Section 3.7 Regular Meetings.  Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board.

Section 3.8 Special Meetings.  Special meetings of the Board of Directors may be called by (1) the Chairman, (2) the President or the Secretary on the written request of at least two (2) directors or (3) prior to the 30% Trigger Date, by any director who is employed by a Controlling Shareholder who, together with its affiliates, owns more than 30% of the outstanding shares of Common Stock, in each case, on forty-eight (48) hours’ notice to each director, either personally or by mail or by telegram.

Section 3.9 Quorum.  At all meetings of the Board of Directors a majority of the authorized number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which there is a quorum, shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Articles of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. If only one director is authorized, such sole director shall constitute a quorum. At any meeting, a director shall have the right to be accompanied by counsel provided that such counsel shall agree to any confidentiality restrictions reasonably imposed by the Corporation.

Section 3.10 Action Without Meeting.  Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

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Section 3.11 Telephonic Meetings Permitted.  Unless otherwise restricted by the Articles of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 3.12 Compensation.  Unless otherwise restricted by the Articles of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the amount and form (cash or equity) of compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV

COMMITTEES

Section 4.1 Creation.  The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each such committee to consist of two or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

Section 4.2 Powers.  Except as provided in the VSCA, any such committee, to the extent provided by the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 4.3 Committee Rules.  Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required. Each committee of the Board of Directors shall effect its own organization by the appointment of a Secretary and such other officers, as it may deem necessary. The Secretary of any committee need not be the Secretary of the Corporation.

Section 4.4 Standing Committees.  The following committees of the Board of Directors shall be established by the Board of Directors in addition to any other committee the Board of Directors may in its discretion establish: (a) Executive Committee; (b) Audit Committee; (c) Compensation Committee; (d) Nominating Committee; and (e) Compliance, Quality and Public Policy Committee.

Section 4.5 Executive Committee.  The Executive Committee shall consist of at least three (3) directors. Meetings of the Executive Committee may be called at any time by the Chairman or Secretary of the Committee, and shall be called whenever two or more members of the Committee so request in writing. The Executive Committee shall have the authority, powers and responsibilities as set forth in the Charter of the Executive Committee.

Section 4.6 Audit Committee.  The Audit Committee shall consist of at least three (3) directors. The members shall be independent to the extent required by applicable law or the standards of any exchange on which the Common Stock is listed. Meetings of the Audit Committee may be called at any time by the Chairman or Secretary of the Audit Committee, and shall be called whenever two or more members of the Audit Committee so request in writing. The Audit Committee shall have the authority, powers and responsibilities as set forth in the Charter of the Audit Committee.

Section 4.7 Compensation Committee.  The Compensation Committee shall consist of at least three (3) directors. The members shall be independent to the extent required by applicable law or the standards of any exchange on which the Common Stock is listed. Meetings of the Compensation Committee may be called at any time by the Chairman or Secretary of the Committee, and shall be called whenever two or more members of the Committee so request in writing. The Compensation Committee shall have the authority, powers and responsibilities as set forth in the Charter of the Compensation Committee.

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Section 4.8 Nominating Committee.  The Nominating Committee shall consist of at least three (3) directors. The members shall be independent to the extent required by applicable law or the standards of any exchange on which the Common Stock is listed. Meetings of the Nominating Committee may be called at any time by the Chairman or Secretary of the Committee, and shall be called whenever two or more members of the Committee so request in writing. The Nominating Committee shall have the authority, powers and responsibilities as set forth in the Charter of the Nominating Committee.

Section 4.9 Compliance, Quality and Public Policy Committee.  The Compliance Committee shall consist of at least three (3) directors. Meetings of the Compliance Committee may be called at any time by the Chairman or Secretary of the Committee, and shall be called whenever two or more members of the Committee so request in writing. The Compliance Committee shall have the authority, powers and responsibilities as set forth in the Charter of the Compliance Committee.

Section 4.10 Appointment of Committee Members.  The Board of Directors shall appoint or shall establish a method of appointing the members of committees established by the Board of Directors, and the Chairman of each such committee, to serve until the next annual meeting of shareholders.

Section 4.11 Appointment of Absentee Committee Members.  In the absence or disqualification of any member of any committee established by the Board of Directors, the members thereof who are present at any meeting of such committee and are not disqualified from voting, provided they constitute a quorum, may unanimously appoint another director to act at such meeting in the place of such absent or disqualified member provided that such director meets applicable legal standards. In the event that the absence or disqualification of any member of any committee established by the Board of Directors results in any committee having less than a quorum, the Board of Directors may designate another director to replace any absent or disqualified member at any meeting of the committee.

ARTICLE V

OFFICERS

Section 5.1 Designations.  The officers of the Corporation shall be chosen by the Board of Directors and shall include a Chief Executive Officer, President, Chief Financial Officer and Secretary. The Corporation may also have, at the discretion of the Board of Directors, such other officers as are desired, including a Treasurer, Controller, one or more Vice Presidents, one or more Assistant Secretaries and Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Article V hereof. In the event there are two or more Vice Presidents, then one or more may be designated as Executive Vice President, Senior Vice President, or other similar or dissimilar title. At the time of the election of officers, the directors may by resolution determine the order of their rank. Any number of offices may be held by the same person unless the Articles of Incorporation or these Bylaws otherwise provide.

Section 5.2 Election and Term of Office.  The Board of Directors, at its first meeting after each annual meeting of shareholders, shall choose the officers of the Corporation. The officers of the Corporation shall hold office until their successors are chosen and qualify in their stead or until their earlier resignation or removal. Any officer elected or appointed by the Board of Directors may be removed at any time, with or without cause, by the affirmative vote of a majority of the Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the Board of Directors.

Section 5.3 Compensation.  The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

Section 5.4 Chief Executive Officer.  The Chief Executive Officer shall, in the absence of the Chairman, preside at all meetings of the shareholders. Subject to such supervisory powers, if any, as may be given by the Board to the Chairman, the Chief Executive Officer shall, subject to the control of the Board, have general supervision, direction, and control of the business and the officers of the corporation. He or she shall keep the Board appropriately informed of the business and affairs of the Corporation. The Chief Executive Officer shall have

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the general powers and duties of management usually vested in the Chief Executive Officer of a corporation and shall have such other powers and duties as may be prescribed by the Board or these Bylaws.

Section 5.5 President.  Subject to such supervisory powers, if any, as may be given by the Board to the Chief Executive Officer, the President shall have general supervision, direction, and control of the business and other officers of the corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation and shall have such other powers and duties as may be prescribed by the Board or these Bylaws. If, for any reason, the Corporation does not have a Chairman or Chief Executive Officer, or such officers are unable to act, the President shall assume the duties of those officers.

Section 5.6 Chief Operating Officer.  The Chief Operating Officer shall supervise the operations of the Corporation, subject to the policies and directions of the Board. He or she shall provide for the proper operation of the Corporation and oversee the internal interrelationship amongst any and all departments of the Corporation. He or she shall submit to the Chief Executive Officer, the President, the Chairman and the Board timely reports on the operations of the Corporation.

Section 5.7 Chief Financial Officer.  The Chief Financial Officer shall have general supervision, direction and control of the financial affairs of the Corporation. He or she shall provide for the establishment of internal controls and see that adequate audits are currently and regularly made. He or she shall submit to the Chief Executive Officer, the President, the Chief Operating Officer, the Chairman and the Board timely statements of the accounts of the corporation and the financial results of the operations thereof. The Chief Financial Officer shall perform such other duties and have such other powers as may be prescribed by the Board or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board and the Chief Executive Officer. In the absence of a named Treasurer, the Chief Financial Officer shall also have the powers and duties of the Treasurer as hereinafter set forth and shall be authorized and empowered to sign as Treasurer in any case where such officer’s signature is required.

Section 5.8 Vice Presidents.  In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall have such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors.

Section 5.9 Secretary.  The Secretary shall attend all sessions of the Board of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the standing committees when required by the Board of Directors. He or she shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or these Bylaws. He or she shall keep in safe custody the seal of the Corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it, and when so affixed it shall be attested by his signature or by the signature of an Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

Section 5.10 Treasurer.  The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

Section 5.11 Assistant Secretary.  The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors, or if there be no such determination, the Assistant Secretary designated by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

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Section 5.12 Assistant Treasurer.  The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, or if there be no such determination, the Assistant Treasurer designated by the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 5.13 Controller.  The Controller, if one shall be appointed, shall establish and maintain the accounting records of the Corporation in accordance with generally accepted accounting principles applied on a consistent basis, maintain proper internal control of the assets of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer, the Chief Financial Officer or any Vice President of the Corporation may prescribe. In the absence of a named Controller, the Chief Financial Officer shall also have the powers and duties of the Controller as hereinabove set forth and shall be authorized and empowered to sign as Controller in any case where such officer’s signature is required.

ARTICLE VI

CERTIFICATES OF STOCK

Section 6.1 Certificates; Direct Registration System.  Shares of the Corporation’s stock may be evidenced by certificates for shares of stock or may be issued in uncertificated form in accordance with the VSCA. The Board of Directors may resolve to adopt a system of issuance, recordation and transfer of its shares by electronic or other means not involving any issuance of certificates (a “Direct Registration System ‘”), including provisions for notice to purchasers in substitution for any required statements on certificates, and as may be required by applicable corporate securities laws or stock exchange listing rules. Any Direct Registration System so adopted shall not become effective as to issued and outstanding certificated securities until the certificates therefor have been surrendered to the Corporation.

Section 6.2 Transfers of Stock; Lost, Stolen or Destroyed Certificates.  Transfers of shares of stock of the Corporation shall be made on the books of the Corporation after receipt of a request with proper evidence of succession, assignment, or authority to transfer by the record holder of such stock, or by an attorney lawfully constituted in writing, and in the case of stock represented by a certificate, upon surrender of the certificate. The Board of Directors may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to indemnify the Corporation and its shareholders, directors, officers, employees and other service providers, agents, representatives and affiliates in such manner as it shall require and/or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation or its shareholders, directors, officers, employees and other service providers, agents, representatives and affiliates with respect to the certificate alleged to have been lost, stolen or destroyed. Subject to the foregoing, the Board of Directors shall have power and authority to make such rules and regulations as it shall deem necessary or appropriate concerning the issue, transfer, and registration of shares of stock of the Corporation, and to appoint and remove transfer agents and registrars of transfers.

Section 6.3 Registered Shareholders.  The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the Commonwealth of Virginia.

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ARTICLE VII

INDEMNIFICATION

Section 7.1 Mandatory Indemnitee.  The Corporation shall indemnify any person who was or is a party or is threatened to be made a party in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was (or, to the extent permitted by Virginia law, has agreed to become) a director or officer of the Corporation, or is or was serving (or, to the extent permitted by Virginia law, has agreed to serve) at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity (each of the foregoing, a “ Mandatory Indemnitee”).

Section 7.2. Permissive Indemnitee.  The Corporation may indemnify any person who:

(a) was or is a party in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by or in the right of the Corporation, by reason of the fact that such person is or was (or, to the extent permitted by Virginia law, has agreed to become) a director or officer of the Corporation or is or was serving (or, to the extent permitted by Virginia law, has agreed to serve) at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, by reason of any action alleged to have been taken or omitted in such capacity; or

(b) was or is a party or is threatened to be made a party in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was serving (or, to the extent permitted by Virginia law, has agreed to become) as an employee or agent of the Corporation, or is or was serving (or, to the extent permitted by Virginia law, has agreed to serve) at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise (each of the foregoing, a “ Permissive Indemnitee”).

Section 7.3 Indemnity.  With respect to Mandatory Indemnitees, the Corporation shall, and with respect to Permissive Indemnitees, the Corporation may, indemnify such persons against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person or on such person’s behalf in connection with such action, suit, or proceeding and any appeal therefrom, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor, (a) such indemnification shall be limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (b) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless, and only to the extent that, the Virginia Circuit Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Supreme Court of Virginia or such other court shall deem proper. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 7.4 Successful Defense.  To the extent that any Mandatory Indemnitee or Permissive Indemnitee has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 7.1 or 7.2, or in defense of any claim, issue, or matter therein, such person shall (or in the case of Permissive Indemnitees may) be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 7.5 Determination That Indemnification Is Proper.  A Mandatory Indemnitee shall be presumed to have met the applicable standard of conduct set forth in Section 7.3 entitling him or her to indemnification under Section 7.1 hereof, and, in any proceeding by such Mandatory Indemnitee against the Corporation to enforce such

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indemnification rights, the Corporation shall have the burden of proving that such Mandatory Indemnitee has not met such standard.

Any indemnification of a Permissive Indemnitee (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of such person is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.3. Any such determination shall be made, with respect to a person who is a director or officer at the time of such determination:

(a) by the majority vote of the Board of Directors who were not parties to such action, suit, or proceeding even though less than a quorum;

(b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum;

(c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

(d) by the shareholders.

Section 7.6 Advance Payment of Expenses.  Expenses incurred by a Mandatory Indemnitee in defending a civil or criminal action, suit, or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such Mandatory Indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article VII. Such expenses incurred by a Permissive Indemnitee may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may authorize the Corporation’s legal counsel to represent any Mandatory Indemnitee or Permissive Indemnitee in any action, suit, or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

Section 7.7 Survival.  The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each Mandatory Indemnitee or Permissive Indemnitee who serves in any such capacity at any time while these provisions as well as the relevant provisions of the VSCA are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit, or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a contract right may not be modified retroactively without the consent of such Mandatory Indemnitee or Permissive Indemnitee.

Section 7.8 Preservation of Other Rights.  The indemnification and advancement of expenses provided by this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in any such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Subject to the limitations set forth in Section 7.7, the Corporation may enter into an agreement with any of its directors, officers, employees, or agents, or any person serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including employee benefit plans, providing for indemnification and advancement of expenses, including attorneys’ fees, that may change, enhance, qualify, or limit any right to indemnification or advancement of expenses created by this Article VII.

Section 7.9 Insurance.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the VSCA.

Section 7.10 Severability.  If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Mandatory Indemnitee and may indemnify each Permissive Indemnitee as to costs, charges and expenses (including attorneys’ fees), judgment,

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fines, and amounts paid in settlement with respect to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 7.11 Subrogation.  In the event of payment of indemnification to a Mandatory Indemnitee or Permissive Indemnitee, the Corporation shall be subrogated to the extent of such payment to any right of recovery such person may have and such person, as a condition of receiving indemnification from the Corporation, shall execute all documents and do all things that the Corporation may deem necessary or desirable to perfect such right of recovery, including the execution of such documents necessary to enable the Corporation to effectively enforce any such recovery.

Section 7.12 No Duplication of Payments.  The Corporation shall not be liable under this Article VII to make any payment in connection with any claim made against a Mandatory Indemnitee or Permissive Indemnitee to the extent such person has otherwise received payment (under any insurance policy, bylaw, or otherwise) of the amounts otherwise indemnifiable hereunder.

Section 7.13 Effect of Amendment.  Any amendment, repeal, or modification of any provision of this Article VII shall be prospective only, and shall not adversely affect any right or protection conferred on any person pursuant to this Article VII existing at the time that the events giving rise to the protections conferred pursuant to this Article VII have occurred, regardless of whether the events giving rise to such protections are the subject of any proceeding described in Sections 7.1 or 7.2 or whether any person has sought the protections of this Article VII, prior to any such amendment repeal or modification of this Article VII.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Distributions.  Distributions upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law. Distributions may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 8.2 Reserve for Distributions.  Before payment of any distribution there may be set aside out of any funds of the Corporation available for distributions such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing distributions, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interests of the Corporation, and the directors may abolish any such reserve.

Section 8.3 Checks.  All checks or demands for money and notes of the Corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 8.4 Fiscal Year.  The fiscal year of the Corporation shall be the calendar year.

Section 8.5 Corporate Seal.  The corporate seal shall be circular in form and bearing the inscription “Stream Merger Sub, Inc. — Virginia.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

Section 8.6 Notice.  Whenever, under the provisions of the VSCA, the Articles of Incorporation or of these Bylaws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

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Section 8.7 Waiver of Notice.  Whenever any notice is required to be given under the provisions of the VSCA, the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 8.8 Annual Report.  The Board of Directors shall present at each annual meeting, and at any special meeting of the shareholders when called for by vote of the shareholders, a full and clear statement of the business and condition of the Corporation.

Section 8.9 Interested Director or Officer Transactions.  To the fullest extent permitted by applicable law, no contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (a) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IX

AMENDMENTS

Section 9.1 Amendment or Repeal by Board of Directors.  Except as provided by applicable law, these Bylaws may be amended or repealed, in whole or in part, by a majority vote of the members of the Board of Directors present and voting at any duly convened regular or special meeting of the Board of Directors.

Section 9.2 Amendment or Repeal by Shareholders.  Except as provided in Sections 7.7 and 7.13, these Bylaws may be amended or repealed, in whole or in part, by the shareholders of the Corporation if the votes cast favoring such action exceed the votes cast opposing such action at any duly convened annual or special meeting of the shareholders at which a quorum is present.

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Annex K
Form of Plan of Merger

Annex K

PLAN OF
MERGER BETWEEN
GRIFOLS, INC. AND
STREAM MERGER SUB, INC.

ARTICLE I

This Plan of Merger (this “Plan of Merger”) is entered into as of          , 201[ ] by and between Grifols, Inc., a Delaware corporation (“HoldCo”), and Stream Merger Sub, Inc., a Virginia corporation (“Company Virginia Sub”). Capitalized terms used, but not defined, herein shall have the meanings ascribed to them by the Agreement (as defined below).

TERMS OF THE MERGER

1.1 The Merger.  Upon the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of June 6, 2010 (as amended, and as it may be further amended from time to time, the “Agreement”), among Grifols, S.A., a company organized under the laws of Spain (“Parent”), HoldCo, and Talecris Biotherapeutics Holdings Corp., a Delaware corporation (the “Company”), (i) the Company will merge with and into Company Virginia Sub, a Subsidiary of the Company (the “Reincorporation Merger”), and (ii) immediately following the Reincorporation Merger, HoldCo will merge with and into Company Virginia Sub (the “Merger”). Company Virginia Sub shall be the surviving corporation (the “Surviving Corporation”) in the Merger and shall continue its corporate existence under the laws of the Commonwealth of Virginia. Upon consummation of the Merger, the separate corporate existence of HoldCo shall terminate.

1.2 Articles of Incorporation.  The Articles of Incorporation of Company Virginia Sub in effect immediately prior to the Effective Time (as defined below), except that the name of Company Virginia Sub shall be changed to [          ], shall be the Articles of Incorporation of the Surviving Corporation (the “Articles of Incorporation”) until thereafter amended in accordance with applicable law and the Articles of Incorporation.

1.3 Bylaws.  The Bylaws of Company Virginia Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended in accordance with applicable law, the Articles of Incorporation and the Bylaws.

1.4 Directors and Officers.  The directors and officers of HoldCo immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and the Bylaws until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.5 Effect of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Plan of Merger, the Agreement, the Delaware General Corporation Law and the Virginia Stock Corporation Act.

ARTICLE II

CONVERSION OF SHARES

2.1 Conversion of Shares.

(a) The Merger shall become effective as of [        ] [  ].m. on [        ], 201[  ] (the “Effective Time”). Subject to Section 2.2, at the Effective Time, by virtue of the Merger and without any action on the part of HoldCo, Company Virginia Sub or any holder of Company Virginia Sub Common Stock (as defined below) or any holder of common stock, par value $0.01 per share, of HoldCo (“HoldCo Common Stock”), (i) each share of HoldCo Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of Company Virginia Sub (“Company Virginia Sub Common Stock”), (ii) each share of HoldCo Common Stock held in the treasury of HoldCo immediately prior to the Effective Time

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shall be canceled, and (iii) each share of Company Virginia Sub Common Stock held in treasury or directly owned by Parent immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) All of the shares of HoldCo Common Stock converted into shares of Company Virginia Sub Common Stock pursuant to Section 2.1(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares (a “HoldCo Common Certificate”), shall thereafter represent, without the requirement of any exchange thereof, that number of shares of Company Virginia Sub Common Stock into which such shares of HoldCo Common Stock represented by such HoldCo Common Certificate have been converted pursuant to Section 2.1(a).

(c) Subject to Section 2.5, each share of Company Virginia Sub Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (i) shares to be canceled in accordance with Section 2.1(a)(iii) and (ii) for the avoidance of doubt, the shares that would otherwise be issued upon conversion of the Dissenting Shares that do not become Unperfected Shares) (but including, for the avoidance of doubt, Unperfected Shares) shall be converted into the right to receive (A) $19.00 in cash (the “Common Stock Cash Consideration”), (B) such number of shares of Parent’s non-voting (Class B) ordinary shares, par value [        ]€ each, with the rights and other terms set forth in the Parent By-Law Amendments (“Parent Non-Voting Shares”), equal to the Exchange Ratio, which Parent Non-Voting Shares will be traded in the form of American Depositary Shares (“Parent ADSs”; each Parent ADS representing one-half of a share of Parent Non-Voting Shares), evidenced by American Depositary Receipts (“Parent ADRs”) (such Parent ADSs, together with any cash in lieu of fractional Parent Non-Voting Shares payable pursuant to Section 2.5, the “Common Stock Share Consideration”), and (C) with respect to the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are not held by or beneficially owned by any director of the Company (each, an “Affiliated Stockholder”) or by Talecris Holdings, LLC or any of its transferees pursuant to a Permitted Transfer (as defined in the Company Voting Agreement) (such shares, the “Float Shares”), such number of Parent Non-Voting Shares equal to the Additional Exchange Ratio, which Parent Non-Voting Shares will be traded in the form of Parent ADSs (such Parent ADSs, together with any cash in lieu of fractional Parent Non-Voting Shares payable pursuant to Section 3.02(f), the “Additional Common Stock Share Consideration” and, together with the Common Stock Cash Consideration and the Common Stock Share Consideration, the “Common Stock Merger Consideration”).

(d) At the Effective Time, all shares of Company Virginia Sub Common Stock converted into the right to receive the Common Stock Merger Consideration pursuant to Section 2.1(c) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Company Virginia Sub Certificate or Company Virginia Sub Book-Entry Shares, which immediately prior to the Effective Time represented any such shares of Company Virginia Sub Common Stock, shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration, any dividends or other distributions payable pursuant to Section 3.02(d) of the Agreement, and cash in lieu of fractional Parent Non-Voting Shares payable pursuant to Section 2.5, without interest, in each case to be issued or paid in consideration therefor upon surrender of such Company Virginia Sub Certificate, in the case of certificated shares, and automatically, in the case of Company Virginia Sub Book-Entry Shares.

(e) In the event that between the date of this Plan of Merger and the Effective Time, there is a change in the number of shares of Company Common Stock, shares of Company Virginia Sub Common Stock, Parent Ordinary Shares or the Parent Equity Securities or securities convertible or exchangeable into or exercisable for Company Common Stock, Company Virginia Sub Common Stock, Parent Ordinary Shares or the Parent Equity Securities issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Common Stock Merger Consideration shall be appropriately adjusted to reflect such action.

(f) The right of any holder of a Company Virginia Sub Certificate or Company Virginia Sub Book-Entry Share to receive the Common Stock Merger Consideration and any dividends or other distributions payable pursuant to Section 3.02(d) of the Agreement shall, to the extent provided in Section 3.02(k) of the Agreement, be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

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2.2 Options.  At the Effective Time, each then outstanding Option, whether or not exercisable at the Effective Time, shall, by virtue of the transactions contemplated by this Plan of Merger and without any action on the part of the holders thereof, be deemed subject to a cashless exercise and the holder of each Option shall be deemed to receive by virtue of such deemed cashless exercise a number of shares of Company Virginia Sub Common Stock equal to (a) the number of shares of Company Virginia Sub Common Stock subject to each Option, less (b) the number of shares of Company Virginia Sub Common Stock equal in value to the sum of (i) the aggregate exercise price of each Option and (ii) the aggregate income and employment withholding taxes payable as a result of the deemed exercise of each Option, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount. Immediately following such deemed cashless exercise, the net number of shares of Company Virginia Sub Common Stock deemed issued in connection with the deemed cashless exercise of each Option hereunder shall be converted into the right of the holder of the corresponding Option to receive the Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III of the Agreement (it being understood and agreed that (1) with respect to each Option held by any Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III of the Agreement,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Option held by any holder who is not an Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III of the Agreement,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration). All income and employment withholding taxes payable as a result of the conversion of such Company Virginia Sub Common Stock deemed issued in connection with the deemed cashless exercise of each Option hereunder shall be satisfied by withholding proportionately from the Common Stock Share Consideration and Common Stock Cash Consideration otherwise payable to the holder of such Option in respect of such Company Virginia Sub Common Stock, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount.

2.3 RSUs.  Immediately prior to the Effective Time, each outstanding stock unit denominated in shares of Company Common Stock (each, a “Company RSU”) that has been converted pursuant to Section 1.07 of the Agreement and that is outstanding immediately prior to the Effective Time shall, by virtue of this Plan of Merger, be vested and cancelled and converted into the right to receive from the Exchange Agent, within five Business Days following the Effective Time, in exchange, for each share of Company Virginia Sub Common Stock underlying or subject to such converted Company RSU (based on a deemed achievement of performance conditions at target level, if applicable), the Common Stock Merger Consideration in the manner contemplated by Article III of the Agreement (it being understood and agreed that (1) with respect to each Company RSU held by any Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III of the Agreement,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Company RSU held by any holder who is not an Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III of the Agreement,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration). All income and employment withholding taxes payable as a result of the vesting of such Company RSUs shall be satisfied by withholding proportionately from the Common Stock Share Consideration and Common Stock Cash Consideration, otherwise payable to the holder of such Company RSU in respect of such Company RSU, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount. Notwithstanding the foregoing, each Company RSU granted pursuant to any of the Company Stock Plans at the time of the initial public offering of the Company to an individual who was granted 100 or fewer Company RSUs at such time and that has been converted pursuant to Section 1.07 of the Agreement and is outstanding immediately prior to the Effective Time shall, by virtue of this Plan of Merger, be vested and cancelled and entitle the holder thereof to receive from the Exchange Agent, within five Business Days following the Effective Time, in exchange, for each share of Company Virginia Sub Common Stock underlying or subject to such Company RSU (based on a

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deemed achievement of performance conditions at target level, if applicable), the Per Share Amount in cash, less any income and employment withholding taxes payable as a result of the vesting of such Company RSUs.

2.4 Other Stock-Based Awards.  Immediately prior to the Effective Time, each Stock-Based Award (other than Options, Company Restricted Stock and converted Company RSUs) outstanding immediately prior to the Effective Time shall, by virtue of this Plan of Merger, be vested and cancelled and converted into the right to receive from the Exchange Agent, within five Business Days following the Effective Time, in exchange, for each share of Company Virginia Sub Common Stock underlying or subject to such converted Stock-Based Award (based on a deemed achievement of performance conditions at target level, if applicable), the Common Stock Merger Consideration in the manner contemplated by Article III of the Agreement (it being understood and agreed that (1) with respect to each Stock-Based Award held by any Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III of the Agreement,” shall mean the Common Stock Share Consideration and the Common Stock Cash Consideration (and shall exclude the Additional Common Stock Share Consideration) and (2) with respect to each Stock-Based Award held by any holder who is not an Affiliated Stockholder, the phrase “Common Stock Merger Consideration payable with respect to the Company Virginia Sub Common Stock in the manner contemplated by Article III of the Agreement,” shall mean the Common Stock Share Consideration, the Common Stock Cash Consideration and the Additional Common Stock Share Consideration). All income and employment withholding taxes payable as a result of the vesting of such Stock-Based Awards shall be satisfied by withholding proportionately from the Common Stock Share Consideration and Common Stock Cash Consideration, otherwise payable to the holder of such Stock-Based Award in respect of such Stock-Based Award, assuming a fair market value of a share of Company Virginia Sub Common Stock equal to the Per Share Amount.

2.5 No Fractional Shares.  No certificates or scrip representing fractional Parent Non-Voting Shares or book-entry credit of fractional Parent Non-Voting Shares shall be issued upon the surrender for exchange of Company Virginia Sub Certificates or upon conversion of the Company Virginia Sub Book-Entry Shares, no dividends or other distributions of Parent shall relate to such fractional Parent Non-Voting Shares and such fractional Parent Non-Voting Shares shall not entitle the owner thereof to any rights of a holder of Parent Non-Voting Shares. Each holder of Company Virginia Sub Common Stock who otherwise would have been entitled to fractional Parent Non-Voting Shares shall receive in lieu thereof cash equal to the product obtained by multiplying (a) the fractional Parent Non-Voting Shares to which such holder (after taking into account all shares of Company Virginia Sub Common Stock formerly represented by all Company Virginia Sub Certificates surrendered by such holder and all of such holder’s Company Virginia Sub Book-Entry Shares) would otherwise be entitled by (b) the Parent Closing Price.

ARTICLE III

MODIFICATIONS AND TERMINATION

Subject to the limitations of Section 13.1-718 of the Virginia Stock Corporation Act and Section 251(d) of the Delaware General Corporation Law, this Plan of Merger may be amended, modified or abandoned at any time prior to the Effective Time by action taken or authorized by the board of directors of each of the parties hereto in accordance with the Agreement; provided, however, that there shall be no amendment to this Plan of Merger that pursuant to Section 13.1-716E of the Virginia Stock Corporation Act requires the approval of the shareholders of Company Virginia Sub without the approval of such shareholders.

[Remainder of page intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, HoldCo and Company Virginia Sub have caused this Plan of Merger to be executed in their respective names this           day of          , 201[          ].

Grifols, Inc., a Delaware corporation

By:
Name:
Title:

Stream Merger Sub, Inc., a Virginia corporation
SCC ID no. 0724439-5

By:
Name:
Title:

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Annex L
Section 262 of the Delaware General Corporation Law

Annex L

TITLE 8
CORPORATIONS

CHAPTER 1. GENERAL CORPORATION LAW

SUBCHAPTER IX. MERGER, CONSOLIDATION OR MERGER

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

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incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

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Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may

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be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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Annex M
Appraisal Indemnity Agreement

APPRAISAL INDEMNITY AGREEMENT

This Appraisal Indemnity Agreement is made and entered into as of November 4, 2010 (this “Agreement”), by and among Talecris Biotherapeutics Holdings Corp., a Delaware corporation (the “Company”), Grifols, S.A., a company organized under the laws of Spain (“Parent”), and Talecris Holdings, LLC, a Delaware limited liability company (the ‘Company Stockholder Party”) (each, a “Party” and, collectively, the ‘Parties”), and solely with respect to the provisions of Section 9, Cerberus Capital Management, L.P., a Delaware limited partnership.

RECITALS

WHEREAS, on June 6, 2010, Parent, Grifols, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Holdco”), and the Company executed and delivered that certain Agreement and Plan of Merger (the “Original Merger Agreement”), providing for, among other things, (i) the merger of the Company with and into a wholly-owned subsidiary of the Company organized under the Virginia Stock Corporation Act (the “Company Virginia Sub”), with the Company Virginia Sub (the “Reincorporation Merger Surviving Corporation”) surviving such merger, and (ii) immediately after such merger, the merger of Holdco with and into the Reincorporation Merger Surviving Corporation, with the Reincorporation Merger Surviving Corporation surviving such merger (the mergers referred to herein together, the “Mergers”);

WHEREAS, on September 10, 2010, the plaintiffs in a consolidated class action in the Court of Chancery of the State of Delaware on behalf of the Company’s public stockholders filed a Consolidated Verified Class Action Complaint alleging, among other things, that the Mergers had the effect of denying the stockholders of the Company any appraisal rights that they might have under Delaware law in connection with the Mergers;

WHEREAS, in connection with that certain settlement agreement (the “Settlement”), (i) Parent and Holdco have offered to pay additional consideration to the Company’s stockholders in the Merger, which additional consideration the Company Stockholder Party and the Affiliated Stockholders have agreed to forego and (ii) Parent, Holdco and the Company have agreed to make available to the Company’s stockholders appraisal rights in accordance with Section 262 of the DGCL in connection with the transactions contemplated by the Merger Agreement (the “Appraisal Rights”);

WHEREAS, on November 4, 2010, Parent, Holdco, and the Company executed and delivered that certain Amendment No. 1 to the Original Merger Agreement (such amendment, together with any further amendments and the Original Merger Agreement, the “Merger Agreement”); and

WHEREAS, in connection with the Settlement, the Parties desire to enter into this Agreement in order to set forth their agreement with respect to any amounts that may be required to be paid to the stockholders of the Company in connection with their exercise of the Appraisal Rights in connection with the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Certain Definitions.  Except as specified herein, capitalized terms used in this Agreement shall have the meanings assigned to such terms in the Merger Agreement.

2. Appraisal Rights Procedures.  In furtherance of the terms and conditions of Section 1.05(c) of the Merger Agreement, the Parties agree herein as follows:

(a) The Company shall give each of the Company Stockholder Party and Parent (i) prompt written notice and a copy of any written demands for appraisal of shares of Company Common Stock, any attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company or the Company Virginia Sub relating to Company stockholders’ Appraisal Rights. If, following the consummation of the Mergers, one or more persons exercise and properly perfect Appraisal Rights pursuant to Section 262 of the DGCL with respect to the Mergers (each such person, a “Dissenting Stockholder”), the Company shall deliver to the Company Stockholder Party and Parent, promptly after the Company’s or the Company Virginia Sub’s receipt thereof, copies of all notices and documents (including

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court papers) received by the Company and the Company Virginia Sub from any Dissenting Stockholder (or any agent acting on such Dissenting Stockholder’s behalf) and, prior to the Company’s or the Company Virginia Sub’s distribution or filing thereof, copies of all proposed notices and documents (including court papers) to be transmitted by the Company or the Company Virginia Sub, and shall reasonably consider the comments of the Company Stockholder Party and Parent thereon.

(b) The Company shall assume the defense of any notice or demand for appraisal with counsel of its choice reasonably satisfactory to the Company Stockholder Party. The Company Stockholder Party shall be responsible for and shall pay to the Company when due 50% of the expenses incurred by the Company in such defense (including the reasonable fees and expenses of outside counsel referred to in the immediately preceding sentence and financial experts retained by the Company). The Company shall keep the Company Stockholder Party reasonably informed on a reasonably current basis of all material developments relating to or in connection with any notices or demands of appraisal. The Company Stockholder Party may retain separate counsel and financial experts and participate in (but not control) the conduct, strategy and preparation related to the defense of such notices and demands , and in such case the reasonable fees and expenses of such separate counsel and financial experts shall be borne 50% by the Company Stockholder Party and 50% by the Company; provided, however, that the Company Stockholder Party shall not appear as a party in any court proceedings related to the Appraisal Rights (other than as a third party for purposes of discovery). The Company expressly consents to, and will take all reasonable efforts to ensure that, counsel for the Company Stockholder Party is (i) allowed to attend depositions and other proceedings relating to the defense of any appraisal proceeding and (ii) provided access to all written discovery exchanged in connection with the defense of any appraisal proceeding. Upon a reasonable request, the Company Stockholder Party will cooperate with the Company in the defense of the notices or demands. The Company shall not, and shall cause the Company Virginia Sub not to, except with the prior written consent of the Company Stockholder Party (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make or agree to make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL; provided, however, that such consent shall not be required if (x) the Company Stockholder Party has no obligation under Section 3 of this Agreement or otherwise in respect of such payment, offer, settlement or waiver or (y) Parent and the Company release in writing the Company Stockholder Party of all of its obligations in respect of such payment, offer, settlement or waiver. Notwithstanding the foregoing but other than the provisions of the immediately preceding sentence, the provisions of this Section 2(b) shall only become operative from and after the Closing, and prior to the Closing, Section 1.05(c) of the Merger Agreement shall apply with respect to the subject matter of this Section 2(b).

3. Obligations Regarding Appraisal Rights.  The Parties hereby agree that, in the event that any stockholder of the Company exercises and perfects its Appraisal Rights in connection with the Mergers and in accordance with the DGCL and pursuant to the terms and conditions of the Settlement, and:

(a) the amount to be paid per share of the Company Common Stock (including interest thereon) as determined by the Chancery Court in accordance with the DGCL (such cash value for each share of Company Common Stock, the “Appraisal Value”) is higher than the Merger Consideration Value (as defined in Section 5 below), then the Company Stockholder Party shall pay when due in cash to the Company, which shall then distribute the applicable amounts to the Dissenting Stockholders, for each Qualifying Dissenting Share, 50% of the Incremental Cost; provided, however, that if the aggregate number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold, and Parent has not waived (or deemed to have waived) the condition set forth in Section 7.02(d) of the Merger Agreement pursuant to the terms of the Merger Agreement, and the Company Stockholder Party, at its sole discretion, sends a written notice to Parent not later than the later of (i) five calendar days following receipt by the Company Stockholder Party of a copy of the Appraisal Condition Notice (as defined in Section 4 below) and (ii) five calendar days prior to the anticipated Closing Date (provided that if the anticipated Closing Date is set less than five calendar days in advance of the anticipated Closing, then such notice shall be sent within 24 hours of the later of the receipt of the copy of the Appraisal Condition Notice and the setting of the Closing Date) of its determination that it will provide the

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indemnification with respect to the Incremental Dissenting Shares contemplated by Section 3(a)(ii), then (i) the Company Stockholder Party shall pay when due in cash to the Company, which shall then distribute the applicable amounts to the Dissenting Stockholders, 50% of the Incremental Cost for the Qualifying Dissenting Shares not exceeding the Dissenting Share Threshold, and (ii) the Company Stockholder Party shall pay when due in cash to the Company, which shall then distribute the applicable amounts to the Dissenting Stockholders, 100% of the Incremental Cost for the number of Incremental Dissenting Shares that are Qualifying Dissenting Shares. For the avoidance of doubt, in the event that (x) the aggregate number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold, (y) the Company Stockholder Party is not obligated for any reason to provide the indemnification with respect to the Incremental Dissenting Shares contemplated by Section 3(a)(ii) and (z) the Closing nevertheless occurs, then the Company Stockholder Party shall pay when due in cash to the Company, which shall then distribute the applicable amounts to the Dissenting Stockholders, for each Qualifying Dissenting Share (whether above or below the Dissenting Share Threshold) 50% of the Incremental Cost; or

(b) the Appraisal Value is lower than the Merger Consideration Value, then Parent shall pay to the Company Stockholder Party for each Qualifying Dissenting Share 50% of the amount calculated by subtracting the Appraisal Value from the Merger Consideration Value (the cash amount of such difference, the “Negative Spread”); provided, however, that if the aggregate number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold, and Parent has not waived (or deemed to have waived) the condition set forth in Section 7.02(d) of the Merger Agreement pursuant to the terms of the Merger Agreement and the Company Stockholder Party, at its sole discretion, sends a written notice to Parent not later than the later of (i) five calendar days following receipt by the Company Stockholder Party of a copy of the Appraisal Condition Notice (as defined in Section 4 below) and (ii) five calendar days prior to the anticipated Closing Date (provided that if the anticipated Closing Date is set less than five calendar days in advance of the anticipated Closing, then such notice shall be sent within 24 hours of the later of the receipt of the copy of the Appraisal Condition Notice and the setting of the Closing Date) of its determination that it will provide the indemnification with respect to the Incremental Dissenting Shares contemplated by Section 3(a)(ii), then Parent shall pay in cash to the Company Stockholder Party (i) 50% of the Negative Spread for the Qualifying Dissenting Shares not exceeding the Dissenting Share Threshold, and (ii) 100% of the Negative Spread for the Incremental Dissenting Shares that are Qualifying Dissenting Shares. For the avoidance of doubt, in the event that (x) the aggregate number of Qualifying Dissenting Shares exceeds the Dissenting Share Threshold, (y) the Company Stockholder Party is not obligated for any reason to provide the indemnification with respect to the Incremental Dissenting Shares contemplated by Section 3(a)(ii) and (z) the Closing nevertheless occurs, then Parent shall pay in cash to the Company Stockholder Party for each Qualifying Dissenting Share (whether above or below the Dissenting Share Threshold) 50% of the Negative Spread.

(c) For the avoidance of doubt, the Company Stockholder Party shall have obligations to make payments to Dissenting Stockholders, any other Person exercising Appraisal Rights in connection with the Mergers or any other equityholder of the Company, only to the extent expressly set forth in this Section 3, and the Company Stockholder Party shall not have any other obligations, whether to pay any amounts or otherwise, to the Company, Parent, the Dissenting Stockholders or any other Person in connection with the Merger Consideration Value, the Appraisal Value or otherwise in connection with the Dissenting Stockholders (other than as provided in Section 2(b) related to the expenses associated with defense of any notice or demand for appraisal).

4. Appraisal Condition Notice.  Contemporaneously with the delivery of the notice to the Company, in accordance with Section 6.19 of the Merger Agreement, of Parent’s intention not to consummate the Mergers as a result of the failure of the condition set forth in Section 7.02(d) of the Merger Agreement to be satisfied (such notice, the “Appraisal Condition Notice”), Parent shall deliver a copy thereof to the Company Stockholder Party.

5. Valuation.  The Parties hereby agree that, solely for the purposes of determining the monetary obligations of Parent and the Company Stockholder Party pursuant to Section 3 above, the value of the Common Stock Merger Consideration (such value for each share of Company Common Stock, the “Merger Consideration Value”) for one share of Company Common Stock shall be the sum of (a) the Common Stock Cash Consideration, (b) the product of

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(i) the Parent Non-Voting Stock Price and (ii) the Exchange Ratio and (c) the product of (x) the Parent Non-Voting Stock Price and (y) the Additional Consideration Exchange Ratio.

6. Notice of Payments by the Company Stockholder Party.  The Company shall give the Company Stockholder Party reasonable advance written notice of the expected due date of any payment pursuant to Section 3 of this Agreement. Notwithstanding the foregoing, the Company’s failure to give the Company Stockholder Party notice pursuant to this Section 6 shall not relieve the Company Stockholder Party of any of its obligations in respect of payments to the Company pursuant to Section 3 of this Agreement.

7. Waiver of the Company Stockholder Party.  The Company Stockholder Party, on behalf of itself, its members and each of its past, present and future Affiliates, successors and assigns, hereby irrevocably waives (and the Company Stockholder Party shall cause any transferee pursuant to a Permitted Transfer (as defined in the Company Voting Agreement) to waive) any rights of appraisal, or rights to dissent from the Mergers that the Company Stockholder Party may have. The Company Stockholder Party acknowledges that pursuant to the Merger Agreement the holders of the Float Shares are entitled to receive Additional Common Stock Share Consideration and, on behalf of itself, its members and each of its past, present and future Affiliates, successors and assigns hereby irrevocably hereby waives (and the Company Stockholder Party shall cause any transferee pursuant to a Permitted Transfer (as defined in the Company Voting Agreement) to waive) any right to receive any Additional Common Stock Share Consideration that the Company Stockholder Party may have, by Law or otherwise.

8. Additional Waivers.  The Company represents and warrants to Parent that the Affiliated Stockholders who are directors of the Company have, by resolution adopted at a duly convened meeting of the board of directors of the Company, consented to the treatment of Company Common Stock, Company Stock Options, Company Restricted Stock, Company RSUs and other Company Stock-Based Awards (as such terms are defined in the Merger Agreement) beneficially owned by them as provided for in the Merger Agreement as amended by Amendment No. 1, including that each such director shall not receive any portion of the Additional Common Stock Share Consideration.

9. Retention of Assets.  From and after the Closing, the Company Stockholder Party shall retain an amount of assets (which may include Parent Non-Voting Shares received by it in connection with the Mergers) sufficient to provide it with the assets necessary to satisfy in full its obligations under Section 3 of this Agreement. Cerberus Capital Management, L.P. shall cause the Company Stockholder Party to comply with the provisions of this Section 9.

10. Representations and Warranties.

(a) Organization and Due Authority.  Each Party hereby severally and not jointly represents and warrants to each other Party that (i) such Party is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization and (ii) such Party has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) Binding Agreement.  Each Party hereby severally and not jointly represents and warrants to each other Party that (i) the execution, delivery and performance by such Party of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Party and (ii) this Agreement has been duly executed and delivered by such Party and is a legal, valid and binding obligation of such party, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.

11. General Provisions.

(a) Notices.  All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (i) on the date of service, if served personally, (ii) upon confirmation of receipt, if transmitted by telecopy, electronic or digital transmission method, (iii) on the first business day after it is sent, if sent for next day delivery by recognized over night delivery service (e.g., Federal Express), and (iv) on the third day after it is sent, if sent by first class mail, registered or certified, postage

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prepaid and return receipt requested. In each case, notice shall be sent to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(A) If prior to the Closing, to the addresses of Parent and the Company as set forth in the Merger Agreement and to the address of the Company Stockholder Party as set forth in subparagraph (B) below.

(B) If following the Closing, if to the Company Stockholder Party or Cerberus Capital Management, L.P., to:

Talecris Holdings, LLC
Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10019
Fax: 212.891.1540
Attention: Mark A. Neporent

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Fax: 212.593.5955
Attention: Stuart D. Freedman

If to Parent, to:

Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
Fax: +34.93.571.0267
Attention: Victor Grifols

with a copy to:

Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Fax: 212.969.2900
Attention: Peter Samuels

If to the Company, to:

Stream Merger Sub, Inc.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
Fax: +34.93.571.0267
Attention: Victor Grifols

with a copy to:

Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Fax: 212.969.2900
Attention: Peter Samuels

Notice of change of address shall be effective only when done in accordance with this Section 11(a).

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(b) Interpretation.  When a reference is made in this Agreement to sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. This Agreement shall not be construed for or against any Party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective Parties. For all purposes of this Agreement, words stated in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include each other gender, as the context may require or allow. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (and not to any particular provision of this Agreement). The word “or” shall not be exclusive.

(c) Entire Agreement.  This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, both written and oral, with respect to such subject matter. No Party has made any representation or warranty or given any covenant to another Party except as set forth in this Agreement.

(d) Assignment; Successors and Assigns.  Each party agrees that it will not assign, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, any right or obligation under this Agreement without the prior written consent of the other parties. Any purported assignment, transfer, delegation or disposition in violation of this Section 11(d) shall be null and void ab initio. Subject to the foregoing limits on assignment, this Agreement shall be binding upon and shall inure to the benefit of the parties and the respective successors and permitted assigns, and, with respect to each of the stockholders, his, her or its legal representative, his, her or its beneficiaries and his, her or its transferees.

(e) Governing Law; Waiver of Jury; Trial Jurisdiction.  This Agreement shall be deemed to be made in and in all respects shall be construed and interpreted and the rights granted herein governed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed within such State, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. The parties hereby irrevocably submit exclusively to the jurisdiction of the Court of Chancery of the State of Delaware and the appropriate appellate courts therefrom (the “Chancery Court”), and in no other court (provided, that in the event the Chancery Court lacks subject matter jurisdiction over a claim, such claim shall be heard and determined exclusively in another state or federal court sitting in the state of Delaware and the appropriate appellate courts therefrom) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Chancery Court. The parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11(a) or in such other manner as may be permitted by law shall be valid and sufficient service thereof. Any process or other papers hereunder may be served by registered or certified mail, return receipt requested, or by personal service, provided that a reasonable time for appearance or response is allowed.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

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LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATES IN THIS SECTION 11(e).

(f) Severability.  It is the intention of the Parties that the provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. It is the intention of the Parties that if any provision of this Agreement, or the application thereof to any Person or circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as the may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(g) Counterparts; Facsimile Signatures.  This Agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. This Agreement may be executed by fax with the same binding effect as original ink signatures.

(h) Amendments, Waivers, Etc.  This Agreement may not be amended, supplemented or otherwise modified, except upon the execution and delivery of a written agreement by the Parties. By an instrument in writing, the Parties may waive compliance by another Party with any provision of this Agreement; provided, however, that any such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure or with respect to a Party that has not executed and delivered any such waiver. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or at equity.

(i) No Third Party Beneficiaries.  This Agreement is not intended to and does not confer upon any Person other than the Parties any legal or equitable rights or remedies.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

Talecris Biotherapeutics Holdings Corp.

By:	/s/ Lawrence D. Stern Name: Lawrence D. Stern Title: Chairman and Chief Executive Officer

Grifols, S.A.

By:	/s/ Victor Grifols Name: Victor Grifols
Title: President and Chief Executive Officer

Talecris Holdings, LLC

By:	CERBERUS-PLASMA HOLDINGS INC. Its Managing Member

By:	CERBERUS PARTNERS, L.P. Its Managing Member

By:	CERBERUS ASSOCIATES, L.L.C. Its General Partner

By:	/s/ Mark A. Neoporent Name: Mark A. Neoporent Title: Vice President and Chief Operating Officer

CERBERUS CAPITAL MANAGEMENT, L.P.
As to Section 9 Only

By:	/s/ Mark A. Neoporent Name: Mark A. Neoporent

Title: Chief Operating Officer

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